Form 20-F
period 2009-12-31
Changyou.com Ltd
filed 2010-02-26
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive offices, including zip code)

Alex Ho

Chief Financial Officer

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

Telephone: (86 10) 6272-7777

Fax: (86 10) 6886-0852

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)

American Depositary Shares, each representing two Class A ordinary shares, par value US$0.01 per share	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,860,000 Class A ordinary shares, par value $0.01 per share, and 85,250,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer                ☐  Accelerated filer                ☑  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☑ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.  ☐ Yes  ☑ No

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, par value $0.01 per share;

•	“Changyou” refers to Changyou.com Limited, a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entity;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•

“DMD,” “ZHYX,” “DHSH,” “IF” and “LAW” refer to “Duke of Mount Deer,” “Zhong Hua Ying Xiong,” “Da Hua Shui Hu,” “Immortal Faith” and “Legend of Ancient World,” respectively, which are our pipeline online games;

•	“MMORPGs” refers to massively multiplayer online role playing games, which are interactive online games that may be played simultaneously by hundreds of thousands of game players;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the NASDAQ Global Select Market under the symbol “SOHU;”

•

“Sohu” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entity;

•

“Sohu Group” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, includes Changyou.com Limited and its subsidiaries and variable interest entity;

•	“TLBB,” “BO” and “BH2” refer to “Tian Long Ba Bu,” “Blade Online” and “Blade Hero 2,” respectively, which are our online games in operation;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“we,” “us,” “our company” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entity.

All references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars,” “U.S. dollars” and “$” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of operations data and comprehensive income for the years ended December 31, 2007, 2008 and 2009 and audited consolidated balance sheet data as of December 31, 2008 and 2009.

We completed an initial public offering of our ADSs on April 7, 2009. Our ADSs are traded on the NASDAQ Global Select Market under the symbol “CYOU.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terms such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond any than as required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development, launch and market acceptance of additional MMORPGs;

•	our various initiatives to implement our business strategies to expand our business through organic growth and strategic acquisitions;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online game developers and operators.

We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with all other parts of this annual report, including the risk factors set forth in Item 3. See “Key Information—Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the year ended December 31, 2006 and our consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated statements of operations data for the year ended December 31, 2005, and the selected consolidated balance sheet data as of December 31, 2005, have been derived from our books and records and are unaudited. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	($ in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenue:
Game operations revenues	5,809	8,525	41,751	194,607	259,783
Overseas licensing revenues	—	—	345	7,238	7,802

Total revenues	5,809	8,525	42,096	201,845	267,585
Cost of revenues(1)	3,284	3,895	7,317	14,633	17,518

Gross profit	2,525	4,630	34,779	187,212	250,067
Operating expenses:
Product development(1)	1,699	1,957	6,738	23,862	27,353
Sales and marketing(1)	1,230	1,798	19,851	38,917	40,048
General and administrative(1)	924	876	2,992	9,053	18,759

Total operating expenses	3,853	4,631	29,581	71,832	86,160

Operating (loss) profit	(1,328)	(1)	5,198	115,380	163,907
Total other income	125	171	553	712	3,433

(Loss) income before income tax expense	(1,203)	170	5,751	116,092	167,340
Income tax expense	—	161	452	8,106	22,656

Net (loss) income	(1,203)	9	5,299	107,986	144,684

(Loss) earnings per share:
Basic net (loss) income per share	(0.01)	0.00	0.06	1.14	1.44
Diluted net (loss) income per share	(0.01)	0.00	0.06	1.14	1.40
Basic net (loss) income per ADS	(0.02)	0.00	0.12	2.27	2.87
Diluted net (loss) income per ADS	(0.02)	0.00	0.12	2.27	2.81

Weighted average number of ordinary shares outstanding, basic	95,000	95,000	95,000	95,000	100,728
Weighted average number of ordinary shares outstanding, diluted	95,000	95,000	95,000	95,000	103,051
Weighted average number of ADS outstanding, basic	47,500	47,500	47,500	47,500	50,364
Weighted average number of ADS outstanding, diluted	47,500	47,500	47,500	47,500	51,526

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	($ in thousands)
Cost of revenues	—	74	38	14	324
Product development	—	263	170	4,919	7,404
Sales and marketing	—	—	10	10	261
General and administrative	—	52	225	404	5,412

Selected Consolidated Balance Sheet Data

	As of December 31,
	2005	2006	2007	2008	2009
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and bank deposits	522	1,547	15,419	134,439	226,901
Total current assets	605	1,575	24,386	166,180	235,356
Total assets	2,330	3,950	30,126	176,656	289,391
Receipts in advance and deferred revenue	1,528	1,036	8,173	20,703	30,244
Total current liabilities	2,303	1,948	39,868	71,962	68,536
Total shareholders’ equity (deficit)	27	2,002	(9,742)	104,694	220,855
Total liabilities and shareholders’ equity	2,330	3,950	30,126	176,656	289,391

Risk Factors

Risks Relating to Our Business and Our Industry

Our limited operating history makes evaluating our business and prospects difficult.

We were incorporated on August 6, 2007 in the Cayman Islands as an indirect wholly-owned subsidiary of Sohu.com Inc. On December 1, 2007, Sohu transferred all of its MMORPG business to us. We launched three MMORPGs when we were still a business unit of the Sohu Group, including Knight Online, or KO in June 2003, BO in October 2004 and TLBB in May 2007, of which KO and BO are licensed games. In September 2009, we launched Blade Hero 2, the sequel to BO. We terminated the operation of KO in November 2006 when its license expired. We developed TLBB in-house. TLBB generated a substantial majority of our revenues for the years ended December 31, 2007, 2008 and 2009. Our limited operating history may not provide a meaningful basis for you to evaluate our business and prospects. Furthermore, we were a business unit within the Sohu Group prior to our reorganization and had no experience running our business as a separate, stand-alone company. Our business strategy has not been proven over time and we cannot be certain that we will be able to successfully expand our MMORPG business. In addition, you should not place undue reliance on our financial statements included in this annual report that are for the periods prior to December 2007, as such financial statements may not be representative of our financial condition and results of operations if we were a separate, stand-alone company.

You should also consider additional risks and uncertainties that may be experienced by early stage companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to our ability to:

•	develop or license new MMORPGs that are appealing to game players and meet our expected timetable for launches of new games;

•	raise our brand recognition and game player loyalty; and

•	successfully adapt to an evolving business model.

We may not be successful in addressing the risks listed above, which may materially and adversely affect our business prospects.

We are not likely to sustain our recent growth rate.

Our revenues have grown significantly in a relatively short period of time, in particular after our launch of TLBB in May 2007. Primarily due to the commercial success of TLBB, our revenues grew from $1.6 million for the three months ended March 31, 2007 before the launch of TLBB to $58.4 million for the three months ended December 31, 2008 and $70.7 million for the three months ended December 31, 2009, representing an increase of 35.5 times over seven quarters and 43.2 times over eleven quarters, and our net income grew from a net loss of $1.4 million for the three months ended March 31, 2007 to net income of $29.1 million for the three months ended December 31, 2008 and $38.9 million for the three months ended December 31, 2009. We are not likely to sustain similar growth rate in revenues or net income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base, the uncertain level of popularity of our future games, the potential need to expend greater amounts in order to develop or acquire new games, and the potential increases in our costs and expenses as a separate, stand-alone public company. For example, for the three months ended December 31, 2009, our revenues grew 2.9% over the three months ended September 30, 2009, which was significantly lower than the revenue growth rate of the previous several quarters, as TLBB has entered into a more mature stage. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

We may be adversely affected by the recent global crisis in the financial services and credit markets.

We rely on the spending of our game players for our revenues, which may in turn depend on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The growth of China’s economy experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%, slowing to as low as 6.2% for the first quarter of 2009. A number of factors contributed to this slowdown, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the recent global crisis in the financial services and credit markets, which resulted in extreme volatility and dislocation of the global capital markets.

It is uncertain how long the global crisis in the financial services and credit markets will continue and how much adverse impact it will continue to have on the global economy in general and the economies in China and other jurisdictions where we license or operate our games in particular. If our game players reduce their spending on playing MMORPGs due to such uncertain economic conditions, our business may be adversely affected.

We currently depend on TLBB for a substantial majority of our revenues. Any decrease in TLBB’s popularity may materially and adversely affect our results of operations.

We currently rely on our in-house developed MMORPG, TLBB, for a substantial majority of our revenues. We launched TLBB in May 2007, and we cannot guarantee how long TLBB will continue to sustain its current level of popularity. To prolong this game’s lifespan, we need to continually improve and update it on a timely basis with new features that appeal to existing game players and attract new game players, and to market these new features. Despite our efforts to improve TLBB, our game players may nevertheless lose interest in the game over time. See “—We may not be successful in operating and improving our games to satisfy the changing demands of game players.” If we fail to improve and update TLBB on a timely basis, or if our competitors introduce more popular games catering to our game player base, which could include games adapted from other novels written by Louis Cha, TLBB may lose its popularity, which could materially decrease our revenues.

Furthermore, if there are any interruptions in TLBB’s operations due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making purchases of virtual items, which may also result in significant decreases in our revenues.

We expect to rely on MMORPGs as our only source of revenue. Any adverse trend affecting MMORPGs may materially and adversely affect our business.

We entered into a Non-Competition Agreement with Sohu which prohibits us from engaging in certain businesses that Sohu is currently conducting or is contemplating conducting, including the development and operation of online games other than MMORPGs, during the non-competition period. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report. As a result, during such non-competition period, we will not be able to diversify our business into businesses Sohu is currently conducting or contemplating to conduct, even if such business presents growth opportunities for us. Therefore, we expect to rely on MMORPGs as our only source of revenue, and may face competition from other online games, including those developed and/or operated by Sohu.

We may not be successful in operating and improving our games to satisfy the changing demands of game players.

We depend on purchase and continual consumption of virtual items by our game players to generate revenues, which in turn depends on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. We provide support for our games and collect game players’ feedback on their game-playing experience in order to resolve any programming flaws or other game operational issues in a timely manner. We also use software and systems to monitor game players’ preferences in order to develop and improve game features and virtual items in a way that is attractive to our game players. We continue to improve our games through regular updates as well as periodic major enhancements using expansion packs. However, we cannot assure you that our efforts will be effective in eliminating program errors associated with our games, satisfying game player demands, or retaining the continued attractiveness of our games. For example:

•	we may fail to provide game updates and expansion packs in a timely manner due to technologies, resources or other factors;

•	our game updates and expansion packs may contain program errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;

•	we may fail to timely respond and/or resolve complaints from our game players;

•	we may fail to eliminate computer “bots,” which can disrupt our games’ smooth operation and reduce the attractiveness of our games; and

•

our game updates and expansion packs may change rules or other aspects of our games that our game players do not welcome, resulting in reduction of peak concurrent users and/or average concurrent users of our games.

Our failure to address the above-mentioned issues could adversely affect the game-playing experience of our game players, damage the reputation of our games, shorten the lifespan of our games, and eventually result in the loss of game players and a decrease in our revenues.

Furthermore, for the games that we license from third parties, we may not have access to the game source codes during the initial period of the license or at all. Without the source codes, we have to rely on the licensors to provide updates and enhancements during the initial period, giving us less control over the quality and timeliness of updates and enhancements. If our game players are not satisfied with the level of services they receive, they may choose to not play the games, leading to a decrease in our revenues.

We may fail to launch new games according to our timetable, and our new games may not be commercially successful, or may attract game players away from our existing games.

We must introduce new games that can generate additional revenue and diversify our revenue source in order to remain competitive. We have several games in the pipeline, DMD, ZHYX, DHSH, IF and LAW. We expect to begin open beta testing of these games in 2010. We are developing DMD in-house and we have licensed ZHYX, DHSH, IF and LAW from third-party developers. We will not generate any revenue from a game until it enters open beta testing. However, we cannot assure you that we will be able to meet our timetable for new game launches. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, relevant authorities’ approvals and adverse developments in our relationship with the licensors of our new licensed games could result in delayed launching of our new games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB, and you should not use TLBB as an indication of the commercial success of our future games. There are many factors that may adversely affect the popularity of our new games. For example, we may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to recover our product development costs, which can be significant.

In addition, our new games may attract game players away from our existing games. In particular, DMD is an MMORPG based on a novel written by Louis Cha, the same author of “Tian Long Ba Bu,” based on which we developed TLBB. We cannot assure you that our TLBB game players will not be attracted to play DMD instead of TLBB after DMD’s launch. If this occurred, it would decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, which could materially and adversely affect our total revenues.

Our business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. For example, according to data from the 2009 China Online Game Market White Paper issued by the Ministry of Culture of the People’s Republic of China, or MOC, there were about 360 new games launched in China in 2009, and the number of new game launches in 2010 is forecasted to reach 400. There were four online game companies, Perfect World Co., Ltd., Giant Interactive Group Inc., Kingsoft Corporation Limited and NetDragon Websoft Inc., that successfully listed their shares on NASDAQ, the New York Stock Exchange or the Hong Kong Stock Exchange in the second half of 2007 alone, adding to the previously listed public companies focusing on the online game market in China, such as NetEase.com, Inc., Tencent Holdings Limited and The9 Limited, most of which focus on MMORPGs. In September 2009, Shanda Games Limited, which engages in the online game business, was carved out from Shanda Interactive Entertainment Limited and completed an initial public offering on NASDAQ. Moreover, there are many venture-backed private companies focusing on online game development, and MMORPG development in particular, further intensifying the competition. Recently, many of our competitors have been aggressively hiring talent for game development, increasing spending on marketing for games and bidding for licenses of games. We have also observed that there are some online games operated in China that include similar elements of design and game concepts to those of TLBB, which could have an adverse effect on the potential for increases in the number of players of TLBB. Increased competition in the online game market may make it difficult for us to retain our existing employees and attract new employees, and to sustain our growth rate. Furthermore, we also face intense competition for cost-effective marketing resources for online games, such as online game-related websites, which could drive up our marketing costs and decrease the effectiveness of our marketing campaigns.

We have a history of net losses, which might occur again in the future.

        We incurred net losses from the inception of our business until the third quarter of 2007. We cannot assure you that we can remain profitable or avoid net losses in the future or that there will not be any earnings or revenue declines for any future quarterly or other periods. We expect that our operating expenses will increase as we grow our business, including significantly increasing our headcount and expending substantial resources for product development and marketing, and as we operate as a separate, stand-alone company. As a result, any decrease or delay in generating revenues could result in material operating losses.

Our operating results for a particular period could fall below our expectations or the expectations of investors or research analysts, resulting in a decrease in the price of our ADSs.

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth between the third quarter of 2007 and the first quarter of 2009 caused in part by the recent severe global crisis in the financial services and credit markets, and may be difficult to predict for any given period. Our past results may not be indicative of our future performance and our quarterly results may not be indicative of our full year results. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

We generate all of our revenues under the item-based revenue model, which has a short history of commercial application and presents risks related to consumer preferences and regulatory restrictions.

When we first launched BO in October 2004, it generated revenue under the time-based revenue model. Currently, we operate our games, TLBB and the BO series, under the item-based revenue model. Under this revenue model, our game players are free to play the games for an unlimited amount of time, but are charged for the purchases of certain virtual items. We currently expect that a substantial majority of our revenues, including revenues from all of our current pipeline games, will continually be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design virtual items so as to incentivize game player to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. Although the item-based revenue model is currently a prevalent revenue model for MMORPGs in China, it does not have a long history of proven commercial application. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount of purchase by individual game player. A revenue model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will continue to be commercially successful, or that we will not in the future need to change our revenue model back to the time-based revenue model or to a new revenue model. Any change in revenue model could result in disruption of our game operations and decrease in the number of our game players.

We rely on data recorded in our billing systems for revenue recognition and tracking of game players’ consumption patterns of virtual items. If our billing systems fail to operate effectively, it will not only affect the completeness and accuracy of our revenue recognition, but also our ability to design and improve virtual items that appeal to game players.

Our game operations revenues are collected through the sale of our prepaid game cards or online direct sale of game points. However, we do not recognize revenues when our prepaid game card or game points are sold. Rather, our revenues are recognized when the virtual items purchased by our game players are consumed. For consumable virtual items, including those with a predetermined expiration time, revenues are recognized as they are consumed, and for perpetual virtual items, revenues are recognized over their estimated lives. We rely on our billing systems to capture the purchase and consumption of the virtual items by our game players. If our billing systems fail to accurately record the purchase and consumption information of the virtual items, we may not be able to accurately recognize our revenues. In addition, various factors affect the estimated lives of perpetual virtual items, such as the average period that game players typically play our games and other game player behavior patterns, the acceptance and popularity of expansion packs, promotional events launched and market conditions, and we rely on our billing systems to capture such historical game player behavior patterns and other information. If such information is not accurately recorded, or if we do not have sufficient information due to our short operating history of TLBB, we will not be able to accurately estimate the lives of the perpetual virtual items, which will also affect our ability to accurately recognize our revenues from such perpetual virtual items. Therefore, if our billing systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of data would be compromised, which could materially and adversely affect our revenue recognition and the completeness and accuracy of our recognized revenues, resulting in possible restatement of our financial statements and loss of investors’ confidence in us.

In addition, we rely on our billing systems to record game player purchase and consumption patterns, based on which we improve our existing virtual items and design new virtual items. For example, we intend to increase development efforts on the number and variety of virtual items that our game players like to purchase, and we may also adjust prices accordingly. If our billing systems fail to record data accurately, our ability to improve existing virtual items or design new virtual items that are appealing to our game players may be adversely affected, which could in turn materially and adversely affect our revenues.

Rapid technological changes may increase our game development costs.

The online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Any new technologies and new standards may require increases in expenditures for MMORPG development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace. As a result, our business prospects and results of operations could be materially and adversely affected.

Our business may be materially harmed if our MMORPGs are not featured in a sufficient number of Internet cafes in China.

A substantial number of game players access our games through Internet cafes in China. Due to limited hardware capacity, Internet cafes generally feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a recent nationwide suspension of approval for the establishment of new Internet cafes in 2007, and the restrictions and control on the total number of Internet cafes nationwide by the MOC thereafter. We take steps to ensure that our games are featured in a sufficient number of Internet cafes, including maintaining good relationships with Internet cafe operators, requiring our distributors to maintain a sales presence in a large number of Internet cafes, conducting periodical promotional activities in select Internet cafes, and other general sales and marketing efforts. If we fail to maintain good relationships with Internet cafe operators, or if we and/or our distributors fail to successfully persuade Internet cafes to feature our MMORPGs, our revenues may be materially and adversely affected.

Our marketing and promotion have benefited significantly from our association with Sohu. Any negative development in Sohu’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our games.

We are a majority owned subsidiary of Sohu and expect to continue to be part of the Sohu Group, as Sohu is expected to remain our controlling shareholder. We have benefited significantly from Sohu in marketing our games. For example, we have benefited from Sohu’s large user base by marketing and advertising across Sohu’s domains and using the Sohu Group’s single-user ID system, which provides Sohu’s registered users easy access to our games. We also benefit from Sohu’s strong brand recognition in China, which has provided us credibility and a broad marketing reach.

If Sohu loses its market position, the effectiveness of our marketing efforts through our association with Sohu could be materially and adversely affected. In addition, any negative publicity associated with Sohu.com or its affiliated websites will likely have an adverse impact on the effectiveness of our marketing on those sites as well as our reputation and our brand.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. We cannot assure you that third parties will not assert intellectual property claims against us. We are subject to additional risks if entities licensing to us intellectual property, including, for example, game source codes, do not have adequate rights in any such licensed materials. The validity and scope of claims relating to the intellectual property of game development and technology involve complex scientific, legal and factual questions and analysis and, therefore, tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we have to defend ourselves in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our games or subject us to injunctions prohibiting the development and operation of our games.

We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed.

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and other intellectual property as critical to our success. In particular, we have spent a significant amount of time and resources in developing TLBB and our ability to protect our proprietary rights in connection with TLBB is critical for the success of this game and our overall financial performance. We have registered a number of software in China for copyright protection, including our TLBB software, and we have taken various measures to protect our source codes, including confidentiality agreements and segregation of source codes, so that only our Chief Technology Officer has access to the entire source codes for any of our games. We have applied for registration of 253 trademarks in the PRC, including those related to our company name and our MMORPGs. We have obtained a trademark registration certificate in the PRC relating to TLBB. In addition, we have obtained four trademarks in Taiwan relating to TLBB and two trademarks in Taiwan relating to DMD. We have also applied for twenty-four trademarks in total in countries and regions such as the

United States, Europe, Malaysia, Turkey and Vietnam relating to our company name and our MMORPGs. However, we may not succeed in obtaining trademarks that we have applied for, including any trademarks relating to our game TLBB. Any failure to register trademarks in any country or region may limit our ability to protect our rights in such country or region under relevant trademark laws, and we may even need to change the name or the relevant trademark in certain cases, which may adversely affect our branding and marketing efforts.

In addition, we cannot assure you that our measures will be sufficient to protect our proprietary information and intellectual property. Intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. Any steps we have taken to prevent the misappropriation of our proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in the United States and other developed countries.

Despite our efforts to protect our intellectual property, other online game developers may copy our ideas and designs, and other third parties may infringe our intellectual property rights. For example, certain third parties have misappropriated the source codes of previous versions of TLBB and have set up unauthorized servers in China and elsewhere to operate TLBB to compete with us. As a result, we have taken measures to enforce our intellectual property rights. However, such measures may not be successful in eliminating these unauthorized servers. The existence of unauthorized servers may attract game players away from our games and may result in decreases in our revenues. Litigation relating to intellectual property rights may result in substantial costs to us and diversion of resources and management attention away from our business, and may not be successful. In addition, as our ideas and designs are not protected by patents, other online game developers may independently develop ideas and designs that compete with us.

We may fail to maintain a stable and efficient physical distribution network for our prepaid game cards.

Online payment systems in China are in a developmental stage and are not as widely available to or accepted by consumers in China as they are in the United States. We rely heavily on a physical distribution network composed of third-party distributors to cover a network of retail outlets across China for the sales of our prepaid game cards to our game players. As a result, our revenues could be adversely affected by the under-performance of our distributors, such as the failure to meet minimum sales or penetration targets or the failure to establish an extensive retail network. We generally sign one-year agreements with our distributors. We may not continue to maintain favorable relationships with them. In addition, our distributors may violate our distribution agreements. Such violations may include, among other things, their:

•	failure to maintain minimum price levels for our prepaid game cards in accordance with our distribution agreements;

•	failure to properly promote our MMORPGs in local Internet cafes and other important outlets, or cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our prepaid game cards outside their designated territories.

In the past, some of our distributors have failed to carry out their obligations in accordance with the distribution agreements, which resulted in our termination of our distribution relationship with them. If we decide to penalize, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets in a timely manner, our ability to effectively sell our prepaid game cards in any given territory could be negatively impacted, which could materially and adversely affect our revenues.

We could be liable for breaches of security of our and third-parties’ online payment platforms, and sales made through those channels might have a negative impact on our revenues.

Currently, we directly sell a substantial portion of virtual prepaid game cards and game points to our game players through third-party online payment platforms. In all these online transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems. As a result, the associated online crime will likely increase as well. Our current security measures and those of the third parties with whom we transact business may not be adequate. We must be prepared to increase our security measures and efforts so that our game players have confidence in the reliability of the online payment systems that we use, which will require additional costs and expenses and may still not be completely safe. In addition, we do not have control over the security measures of our third-party online payment vendors. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

We are dependent upon our existing management, our key development personnel and our qualified technical personnel, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and our key development personnel, such as our Chief Executive Officer, Tao Wang, who has been instrumental in the development of TLBB, our Chief Technology Officer, Xiaojian Hong, and our President and Chief Operating Officer, Dewen Chen. If one or more of our executive officers or key development personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as suppliers. These executive officers and key employees could develop and operate games that could compete with and take game players away from our existing and future games. Each of our executive officers and key personnel has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers or key employees and us, these non-competition provisions may not be enforceable in China.

We are rapidly expanding our business and need to hire a significant number of new employees. If we are unable to attract a sufficient number of qualified new employees or retain our existing employees, our business prospects may be materially and adversely affected.

As we are in the early stages of our development and our business is growing rapidly, we have needed, and expect to continue to need, to increase the number of our employees, including senior-level executives, experienced project managers and game development personnel. The number of our employees nearly doubled between the end of 2008 and the end of 2009. Our industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and we may not be able to attract a sufficient number of additional qualified new employees or retain existing employees to meet the growth of our business, in which case our growth strategy and our business prospects could be materially and adversely affected.

Our business could suffer if we do not successfully manage our current and future growth.

We have experienced a period of rapid growth and expansion that has placed, and will continue to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, including online payment systems and related security systems, procedures and controls, and the improvement of our accounting and other internal management systems, all of which require substantial management efforts and financial resources. We will also need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, third-party service providers and game player base. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We incur additional costs and face significant risks when we license our games outside of China and seek to expand our operations to select markets, such as the United States, Europe and Malaysia. If we fail to manage these risks, our growth and business prospects could be materially and adversely affected.

We currently license TLBB to third-party operators to operate the game in Taiwan, Hong Kong, Vietnam, Malaysia and Singapore. Pursuant to our strategy, we plan to continue to license TLBB and other future games in these and other overseas markets. We have also expanded our direct MMORPG operations to select markets, such as the United States, the United Kingdom and Malaysia. Identifying appropriate overseas markets, negotiating with potential third-party licensees and managing our relationships with our licensees all require substantial management effort and skills and the incurrence of additional expenditures. Licensing games, or operating them directly in overseas also requires translation of our games to the local language of the overseas market in which we plan to license or operate, and may require customization as well, both of which require additional costs and expenses. Furthermore, there are additional risks in connection with the licensing or direct operation of our games overseas, including:

•	difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our games in, overseas markets;

•

difficulties and costs relating to compliance with the different legal requirements and commercial terms in the overseas markets in which we license or directly operate our games, such as game export regulatory procedures, taxes and other restrictions and expenses;

•	difficulties in maintaining the reputation of our company and our games, when our games are operated by licensees in the overseas markets pursuant to their own standards;

•	difficulties in managing our overseas employees when we operate our games directly overseas;

•	changes in the political, regulatory or economic conditions in a foreign country or region, or public policies toward online games;

•	fluctuations in currency exchange rate;

•	difficulties in verifying revenues generated from our games by our licensees for purposes of determining the royalties to us;

•	difficulties in protecting our intellectual property;

•	exposure to different regulatory systems governing the protection of intellectual property and the regulation of online games, the Internet and the export of technology;

•	the risk that the regulatory authorities in foreign countries or regions may impose withholding taxes, or place restriction on repatriation of our profits; and

•	inherent difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems.

If we are unable to manage these risks effectively, our ability to license or operate directly our games overseas may be impaired, which may materially and adversely affect our future growth, financial condition and results of operations.

Potential future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business.

We may acquire technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the Chinese MMORPG market. Future acquisitions or strategic alliances would expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business.

We do not have business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, or offer them at a high price. As a result, we do not have any business liability, loss of data or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

There are uncertainties regarding the future growth of the online game industry in China.

The online game industry, from which we derive all of our revenues, is a relatively new and evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

•	the growth of personal computer, Internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•

general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth between the third quarter of 2007 and the first quarter of 2009;

•	the availability and popularity of other forms of entertainment, particularly games of console systems, which are already popular in developed countries and may gain popularity in China; and

•	changes in consumer demographics and public tastes and preferences.

There is no assurance that online games, in particular MMORPGs, will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that we operate, will likely adversely affect our business and prospects.

The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players in the future, depend upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Although private Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry). We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

The limited use of personal computers in China and the relatively high cost of Internet access in relation to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

The penetration rate for personal computers in China is significantly lower than it is in the United States and other developed countries. Furthermore, the cost of Internet access is still relatively high as compared to other developed countries. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, there may be increases in Internet access fees or telecommunication fees in China. If that happens, the number of our game players may decrease and the growth of our game player base may be materially impacted.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of avian flu, SARS, H1N1 or other epidemics or outbreaks. China reported a number of cases of SARS in 2003, which resulted in the closure by the PRC government of many businesses in May and June of 2003 to prevent the transmission of SARS. Similarly, there were many businesses in China that were affected by the outbreak of the H1N1 virus in 2009. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS, H1N1 or other adverse public health developments in China may have a material adverse effect on our business operations. These could include illness and loss of our management and key employees, as well as temporary closure of our offices and related other businesses, such as server operations, upon which we rely. Such loss of management and key employees or closures would severely disrupt our business operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, H1N1 or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games.

Risks Related to Our Structure and Regulations

If the PRC government determines that the VIE structure for operating our business does not comply with PRC government restrictions on foreign investment in the online game industry, we could face severe penalties.

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in telecommunication services, including operating online games. Because of these restrictions, our MMORPG operations in the PRC are conducted through our variable interest entity, or VIE, Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, a PRC company that is owned by our Chief Executive Officer and a Changyou employee, both of whom are PRC citizens, but which is effectively controlled by Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, a PRC company and our indirect wholly-owned subsidiary, through a series of contractual arrangements. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

A circular issued by MIIT in July 2006, or the MIIT circular, reiterated the regulations on foreign investment in telecommunications businesses. Under this circular, a domestic company that holds a license for the provision of Internet information service, or an ICP license, or a license to conduct any value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China.

Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. The MIIT circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulators, it is uncertain whether MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

On September 28, 2009, the General Administration of Press and Publication, or GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. It is unclear whether the authorities will deem our VIE structure as a kind of such “indirect ways” by foreign investors to gain control over or participate in domestic online game operators. If our VIE structure is deemed as one such “indirect way” under the GAPP Notice, our VIE structure may be challenged by the authorities.

If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT circular and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Gamease’s, or AmazGame’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our game operations. Any of these actions could cause significant disruption to our business operations.

AmazGame’s contractual arrangements with Gamease and its shareholders may not be as effective in providing control over Gamease as direct ownership of Gamease and the shareholders of Gamease may have potential conflicts of interest with us.

We have no ownership interest in Gamease and we conduct substantially all of our operations and generate substantially all of our revenues through contractual arrangements that our subsidiary, AmazGame, had entered into with Gamease and its shareholders, and such contractual arrangements are designed to provide us with effective control over Gamease. See ”Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. We depend on Gamease to hold and maintain certain licenses necessary for our game business. Gamease also owns all of the necessary intellectual property, facilities and other assets relating to the operation of our games, and employs personnel for our game operations and distribution.

These contractual arrangements may not be as effective in providing us with control over Gamease as direct ownership. If we had direct ownership of Gamease, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Gamease, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of Gamease, which exposes us to the risk of potential breach of contract by the shareholders of Gamease. In addition, as Gamease is jointly owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

The shareholders of Gamease may breach, or cause Gamease to breach, the contracts for a number of reasons. For example, their interests as shareholders of Gamease and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Gamease, and our ability to conduct our business may be materially and adversely affected.

AmazGame and Gamease’s contractual arrangements may result in adverse tax consequences to us.

        Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that AmazGame and Gamease’s contractual arrangements were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Gamease, which could adversely affect us by (i) increasing Gamease’s tax liability without reducing AmazGame’s tax liability, which could further result in interest being levied to us for underpaid taxes; or (ii) limiting the ability of AmazGame and Gamease to maintain preferential tax treatments and other financial incentives. If for any reason we need to cause the transfer of one of the shareholders’ shares in Gamease to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

All of our revenues are generated through Gamease, our VIE, and we rely on payments made by Gamease to AmazGame, our subsidiary, pursuant to contractual arrangements to transfer any such revenues to AmazGame. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders and ADS holders.

We conduct substantially all of our operations through Gamease, our VIE, which generates all of our revenues. As Gamease is not owned by our subsidiaries, it is not able to make dividend payments to our subsidiaries. Instead, AmazGame, our subsidiary in China, entered into a number of contracts with Gamease, including a Business Operation Agreement, a Technology Support and Utilization Agreement, and a Services and Maintenance Agreement, pursuant to which Gamease pays AmazGame for certain services that AmazGame provides to Gamease. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VATs, which effectively reduce the amount that AmazGame receives from Gamease. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from Gamease or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our ability to pay dividends to our shareholders and ADS holders.

We do not hold Internet publishing licenses that are required under PRC regulations for the games we currently operate, due to the temporary suspension, effective since our inception, of the issuance of such licenses by GAPP. If GAPP later challenges the commercial operation of our games, or if we fail to obtain or renew necessary licenses to commercially operate our games, we may be subject to various penalties, including restrictions on our operations.

Pursuant to PRC regulations issued by GAPP and MIIT relating to the regulation of online publication, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in the PRC, as operating online games is deemed to be an online publishing activity. See “Regulations—Online Games and Cultural Products” in Item 4. We do not hold such licenses, as GAPP temporarily suspended the issuance of such licenses. Prior to the transfer of all of the assets and operations relating to Sohu’s MMORPG business unit to us on December 1, 2007, our MMORPGs TLBB and BO were published in China under an Internet publishing license held by Beijing Sohu Internet Information Service Co., Ltd., or Sohu Internet, a VIE of Sohu, and electronic publication licenses held by third-party publishers. TLBB and BO are currently published in China as electronic publications by the same third-party publishers. The current PRC regulations are not clear as to the consequence of operating without an Internet publishing license. We have made oral inquiries with the officials at GAPP and have been informed that GAPP is aware of and does not object to such practice, so long as the applications for the Internet publishing licenses for such online games have been filed with GAPP. We applied for Internet publishing licenses with respect to our existing games in operation. However, we may not be able to obtain Internet publishing licenses for our games. If our current practice is later challenged by GAPP, we may be subject to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the illegal publishing activities, the revocation of our business license, or the forced discontinuation or restriction on our operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers, including online game operators, find that information falling within the above scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our ICP license and other required licenses and the closure of our websites. Website operators may also be held liable for prohibited information displayed on, retrieved from or linked to their websites.

In addition, the MIIT has published regulations that subject website operators to potential liability for the actions of game players and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as an MMORPG developer and operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our game players.

In the course of playing our games, TLBB and the BO series including BO and BH2, some virtual assets, such as game player experience, skills and weaponry, are acquired and accumulated. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Recently, eight PRC government authorities, including the GAPP, the Ministry of Education and MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our business could be materially and adversely affected.

The PRC government has begun to tighten its regulation of Internet cafes, which are currently one of the primary places where our games are played. Stricter government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and our game player base.

Internet cafes are one of the primary places where our games are played. In April 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of Internet cafes without requisite government licenses have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. The PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may also slow down the growth in the number of new Internet cafes. In February 2007, several central governmental authorities jointly issued a notice suspending the issuance of new Internet cafe licenses, and the total number of Internet Cafes nationwide is restricted and controlled by the relevant authorities. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafes. So long as Internet cafes remain as one of the primary places for game players to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafes or restrictions in their operations in China could limit our ability to maintain or increase our revenues and our game player base, thereby adversely affecting our results of operations and business prospects.

Restrictions on virtual currency may adversely affect our game operations revenues.

Our online game revenues are collected through the sale of our prepaid cards or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, or the Internet Cafes Notice, issued by MOC on February 15, 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. On June 4, 2009, the MOC and the Ministry of Commerce jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency (the “Notice”). In this Notice, the authorities for the first time define “Virtual Currency” as a type of virtual exchange instrument issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from simultaneously engaging both as issuers and as trading platforms. Most importantly, one of the Notice’s stated intended objectives is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. Specifically, the Notice provides that online game operators are required to report the total amount of their issued virtual currencies on a quarterly basis and game operators are prohibited from issuing disproportionate amounts of virtual currencies in order to generate revenues. In addition, the Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are strictly prohibited from providing lucky draws or lotteries which are conducted on the condition that participants contribute cash or virtual currencies in exchange for game props or virtual currencies. The Notice also places potentially burdensome obligations on online game operators, including a requirement that operators keep transaction data records for no less than 180 days and a prohibition on operators’ providing virtual currency trading services to minors. In order to comply with the requirements of the Notice, it may be necessary for us to change our virtual currency distribution channel, and our business model may be affected accordingly and we may put more efforts in consummating our database so as to keep users’ information longer. These restrictions may result in higher costs of our online game operation and lower sales of our prepaid cards or game points, which may have an adverse effect on our games revenue.

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we license our MMORPGs to third parties.

Currently, most of our game players in China are young males, many of whom are students. Due to a relatively high degree of game player loyalty to MMORPGs, easy access to personal computers and Internet cafes, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and taking rest, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.” The PRC government has also begun to tighten its regulations on Internet cafes, currently one of the primary places where online games are played, including limiting the issuance of Internet cafe operating licenses and imposing higher capital and facility requirements for the establishment of Internet cafes. See “—The PRC government has begun to tighten its regulation of Internet cafes, which are currently one of the primary places where our games are played. Tightened government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and our game player base.”

Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as the game players’ access to online games, for example, MOC recently suggested that game operators rate the game, post a note showing the age group for the game and to install a system of parents’ supervision of minors’ game playing. We believe stricter government regulations, such as regulations imposing stricter age and hour limits on Internet cafes, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, or extending anti-fatigue-related regulations to adults, could be implemented in the future. Such adverse public opinion and tightened government regulations could materially and adversely affect our business prospects and our ability to maintain or increase revenues.

In addition, the PRC State Administration of Taxation recently announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.

Moreover, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we license or operate our games, which could materially and adversely affect our overseas licensing or game operations revenues.

The laws and regulations governing the online game industry in China are evolving and subject to future changes. We may fail to obtain or maintain all applicable permits and approvals.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, GAPP, the MOC and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to operate our MMORPGs. For example, as an online game operator in China, we must obtain an Online Cultural Operating Permit from the MOC and an Internet publishing license from GAPP in order to distribute games through the Internet and, under the GAPP Notice, we must also obtain additional approval from GAPP for any upgrade, expansion pack or new version of any existing game that has previously been approved by GAPP. If we fail to maintain any of our permits or approvals or to apply for permits and approvals on a timely basis, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry. For example, there is ambiguity on the regulatory authority and responsibilities between GAPP and the MOC in regulating online games and, as a result, there may be overlapping approval requirements with respect to the same aspect of our games or our game operation. We cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We cannot assure you that we will not be found in violation of any current PRC laws or regulations should their interpretations change, or that we will not be found in violation of any future PRC laws or regulations.

Further strengthened supervision of the online game industry may adversely affect our online game operation.

Under the GAPP Notice, GAPP is the only authority responsible for pre-examination and pre-approval of online games, and all online game operators must obtain an internet publishing license to provide online game services. Moreover, additional approvals from GAPP are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In addition, on July 1, 2009, GAPP issued a Notice on Strengthening the Approval and Administration of Imported Online Games; pursuant to this notice, GAPP is the only authority authorized by the State Council to approve the importation of online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by these two GAPP notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

Risks Related to Our Carve-out from Sohu and Our Continued Relationship with Sohu

We have limited experience operating as a separate, stand-alone company.

Changyou was formed on August 6, 2007 as an indirect subsidiary of Sohu.com Inc. to hold and operate the MMORPG business of Sohu. Sohu transferred all of its assets, liabilities and operations relating to its MMORPG business to us on December 1, 2007. Although we operated as a business unit within the Sohu Group prior to the carve-out, we have had limited experience in conducting our operations on a separate, stand-alone basis. Our senior management has limited experience working together to manage a separate, stand-alone company. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a separate, stand-alone company, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations. Since we have become a public company, our management team has been required to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to separate, stand-alone public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. We cannot guarantee that we will be able to do so in a timely and effective manner.

Because we have limited experience operating as a separate, stand-alone entity, we may find that we need to acquire assets in addition to those contributed to us in connection with our carve-out from Sohu. We may fail to acquire assets that prove to be important to our operations or we may not be able to integrate all of our assets.

Our financial information included in this annual report may not be representative of our results as a separate, stand-alone company.

The consolidated financial statements included in this annual report were prepared on a carve-out basis. We made numerous estimates, assumptions and allocations in our financial information because Sohu did not account for us, and we did not operate, as a separate, stand-alone company for any period prior to December 1, 2007.

Prior to Sohu’s transfer of all the assets and operations of its MMORPG business unit to our PRC subsidiary and VIE effective December 1, 2007, the operations of our MMORPGs were carried out by various companies owned or controlled by Sohu.com Inc. For periods both before and after December 1, 2007, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our MMORPG business whether held or incurred by Sohu or by Changyou. In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu, only those assets and liabilities transferred or expected to be transferred to Changyou are included in our consolidated balance sheets. With respect to costs of operations of the MMORPG business, an allocation of certain general corporate expenses of Sohu which are not directly related to the MMORPG operations and an allocation of certain advertising and other expenses provided by Sohu to Changyou were also included. These allocations are based on a variety of factors depending upon the nature of the expenses being allocated, including revenue, the number of employees and the number of servers. Our statements of operations also include the sales and marketing expenses and other costs charged from Sohu. The transactions are measured at the amount of consideration established and agreed to by the related parties. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company prior to December 1, 2007. See “Related Party Transactions—Transactions and Agreements with Sohu” in Item 7, “Selected Consolidated Financial Data” in Item 3 and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, in preparation for becoming a separate, stand-alone company, we have been establishing our own financial, administrative and other support systems or contracting with third parties to replace Sohu’s systems, the cost of which could be significantly different from cost allocation with Sohu for the same services. Therefore, you should not view our historical results as indicators of our future performance.

We may not be able to continue to receive the same level of support from Sohu and may not be successful in establishing our brand identity.

Sohu has been a leading Internet portal in China, and our MMORPG business has benefited significantly from Sohu’s strong Internet market position in China and its expertise in game review and editing. For example, we have benefited from marketing and advertising across Sohu’s domains (such as Sohu.com, the Sohu portal, and 17173.com, the website maintained by Sohu that is dedicated to online game information), and using Sohu’s email system and the Sohu Group’s single-user ID system, which provide Sohu’s large number of registered users easy access to our games. We also benefit from the strong brand recognition of Sohu in China, which has provided us a broad marketing reach. In addition, Sohu’s experienced game editors review and critique our games prior to launch, which helps improve the quality of our games upon launch.

Although we have entered into a Master Transaction Agreement, a Marketing Services Agreement and other related agreements with Sohu, we cannot assure you we will continue to receive the same level of support from Sohu as we did prior to becoming a separate, stand-alone company. In addition, as an entity that is newly separated from Sohu, Changyou as a brand name does not have the same level of recognition as Sohu in China’s Internet market. As a result, the popularity of our MMORPGs may decline as a result of lack of brand recognition. Additionally, our current customers, suppliers, and partners may react negatively to our carve-out from Sohu. We will need to expend significant time, effort and resources to continue to establish our brand name in the marketplace and our own independent identity. This effort may not be successful. We have applied for trademark registration of Changyou and other related trademarks in China, but we may not be able to obtain such trademarks, or obtain them with the scope we seek.

Our agreements with Sohu may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our Non-Competition Agreement with Sohu limits the scope of business that we are allowed to conduct.

We entered into a Master Transaction Agreement, a Non-Competition Agreement, a Marketing Services Agreement and other related agreements with Sohu prior to our initial public offering and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the Non-Competition Agreement we entered into with Sohu, we are prohibited during the non-competition period (which commences on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014 from entering into any non-MMORPG businesses conducted or contemplated to be conducted by Sohu as of the date of the prospectus for our initial public offering. Sohu currently offers casual games in addition to Internet portal, search and mobile value-added services. However, “casual games” is not defined in the Non-Competition Agreement. Such contractual limitations significantly affect our ability to diversify our revenue source and may materially and adversely impact our business and results of operations should the growth of MMORPGs in China slow down. In addition, pursuant to our Master Transaction Agreement with Sohu, we agreed to indemnify Sohu for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from Sohu. The allocation of assets and liabilities between Sohu and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Sohu continues to control us, we may not be able to bring a legal claim against Sohu in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Sohu controls the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of December 31, 2009, Sohu held approximately 68% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81% of the total voting power in Changyou. Sohu has advised us that it does not anticipate disposing of its voting control in us in the near future. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of any member of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

Sohu’s voting control may cause transactions to occur that might not be beneficial to the holders of ADSs, and may prevent transactions that would be beneficial to them. For example, Sohu’s voting control may prevent a transaction involving a change of control of us, including transactions in which a holder of our ADSs might otherwise receive a premium for such securities over the then-current market price. In addition, Sohu is not prohibited from selling a controlling interest in us to a third party and may do so without approval of the holders of our ADSs and without providing for a purchase of outstanding ADSs. If Sohu is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise the voting control and contractual rights of Sohu, and may do so in a manner that could vary significantly from that of Sohu.

We may have conflicts of interest with Sohu and, because of Sohu’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Sohu and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Indemnification arrangements with Sohu. We have agreed to indemnify Sohu with respect to lawsuits and other matters relating to our MMORPG business, including operations of that business when it was a business unit of Sohu prior to the carve-out transactions. These indemnification arrangements could result in our having interests that are adverse to those of Sohu, for example different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Sohu for liabilities incurred (including legal defense costs) in connection with litigation, while Sohu will be the party prosecuting or defending the litigation.

•

Non-competition arrangements with Sohu. We and Sohu have each agreed not to compete with the core business of each other. Sohu has agreed not to compete with us in the MMORPG business anywhere in the world. We have agreed not to compete with Sohu in the Internet portal, search, mobile value-added services, games business and any other businesses, except MMORPGs and related support services, conducted or contemplated to be conducted by Sohu as of the date of the prospectus for our initial public offering. Sohu can continue to provide links to MMORPGs and other games, including to those of our competitors, on its 17173.com website.

•

Employee recruiting and retention. Because both Sohu and we operate primarily in Beijing, and both Sohu and we are engaged in online game development and operation, we may compete with Sohu in the hiring of new employees, in particular with respect to software development. We have a non-solicitation arrangement with Sohu that would restrict either Sohu or us from hiring any of the other’s employees.

•

Our board members or executive officers may have conflicts of interest. Dr. Charles Zhang, our Chairman of the Board, is currently also serving as Sohu’s Chairman and Chief Executive Officer. Some of our board members and executive officers also owns shares, restricted share units and/or options in Sohu. Sohu may grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu and us.

•

Sale of shares in our company. Sohu may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•

Allocation of business opportunities. Business opportunities may arise that both we and Sohu find attractive, and which would complement our respective businesses. Sohu may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

•

Developing business relationships with Sohu’s competitors. So long as Sohu remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other Internet portals in China. This may limit the effectiveness of our online advertisement for the best interest of our company and our other shareholders.

Although our company is a separate, stand-alone entity, we expect to operate, for as long as Sohu is our controlling shareholder, as a part of the Sohu Group. Sohu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Sohu’s decisions with respect to us or our business may be resolved in ways that favor Sohu and therefore Sohu’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could reduce the demand for our products.

Most of our business operations are conducted in China and most of our revenues are generated in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange, and the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index soared 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries and economic sectors. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product decreased to as low as 6.2% in the first quarter of 2009, down from 11.9% reached in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks and in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. In the beginning of 2010, PBOC, China’s central bank, announced that China would stick firmly to its relatively relaxed monetary policy. Nevertheless, there has been some evidence of a credit squeeze in the first quarter of 2010. The various macroeconomic measures and monetary policies and the economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources may not be effective in sustaining the current growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through AmazGame and Gamease, companies established in the PRC. AmazGame is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises (“WFOE”). The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Due to the materiality of certain contracts to our business, such as our license agreements with Louis Cha regarding our rights to develop and operate TLBB and DMD, any dispute involving such contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

There are significant uncertainties under the new corporate income tax law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiary. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Changyou.com HK Limited, or Changyou HK, our equity interest in AmazGame, our subsidiary in the PRC. Our business operations are principally conducted through AmazGame and Gamease, our VIE controlled by AmazGame. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Changyou HK is a Hong Kong company and owns 100% of AmazGame, under the aforesaid arrangement, any dividends that AmazGame pays Changyou HK will be subject to a withholding tax at the rate of 5%, provided that Changyou HK and we are not considered to be PRC tax resident enterprises as described below.

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK are located in China. If we or Changyou HK is considered as a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

Furthermore, the implementation rules of the New CIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. It is not clear whether we and Changyou HK will be deemed as tax resident under the New CIT Law. Although we intend to take the position that any dividends we pay to our overseas shareholders or ADS holders will not be subject to a withholding tax in the PRC, if we and Changyou HK are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result be subject to PRC withholding tax at the rate up to 10%.

As the New CIT Law and the implementation rules have only recently taken effect, it is uncertain as to how they will be implemented by the relevant PRC tax authorities. If dividend payments from Changyou HK to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected. If dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC withholding tax, it may materially and adversely affect your investment return and the value of your investment in us.

Our PRC subsidiary and VIE are qualified as “software enterprises” and enjoy tax benefits under the New CIT Law. However, we can not assure you that we will be able to continue to enjoy such tax benefits. If our status as a “software enterprise” is repealed, we may have to pay additional taxes to make up any previously unpaid tax and may be subject to a higher tax rate, which may materially and adversely affect our results of operations.

The New CIT Law, which became effective on January 1, 2008, applies a uniform statutory income tax rate of 25% to enterprises in China. The New CIT Law and the implementation rules promulgated under the New CIT Law provide that “software enterprises” enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease were established in 2007, were qualified as “software enterprises” in 2008 and were subject to 0% income tax rate for the full year 2008 and a 50% tax reduction for the following three years.

As the New CIT Law and its implementation rules have only recently taken effect, there are uncertainties on their future interpretation and implementation. We cannot assure you that the qualification of AmazGame and Gamease as “software enterprises” by the relevant authorities will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the New CIT Law. If the tax benefits AmazGame and Gamease enjoy as the “software enterprises” are revoked, and we are otherwise unable to qualify AmazGame and Gamease for other income tax exemptions or reductions, our effective income tax rate will increase significantly. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our PRC subsidiary, AmazGame , which are subject to limitations and possible taxation under applicable PRC laws and regulations.

We may rely on dividends and other distributions on equity, or loans and advances made by our Chinese subsidiary, AmazGame, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders or ADS holders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. AmazGame is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. AmazGame may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if AmazGame incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

In addition, there are uncertainties under the New CIT Law with regard to the PRC withholding tax on dividends paid by AmazGame to Changyou HK. See “—There are significant uncertainties under the new Corporate Income Tax Law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such on tax on dividends paid to us by our PRC subsidiary. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.” Should such dividends be subject to PRC withholding tax, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders or ADS holders, would be materially and adversely affected.

Furthermore, we control our operating entity in China, Gamease, through contractual arrangements rather than equity ownership. AmazGame entered into Technology Development and Support Agreement and Operation and Maintenance Agreement with Gamease, pursuant to which Gamease will pay AmazGame for the services AmazGame provides to Gamease. See “Related Party Transactions” in Item 7. To the extent that there is any distributable profit in Gamease, it may be difficult for Gamease to distribute such profit to AmazGame, which may further limit the amount that AmazGame can distribute to us.

Fluctuation in the value of the RMB may have a material adverse effect on our shareholders’ investment.

The change in value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. Provisions on Administration of Foreign Exchange, as amended in

August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. As substantially all of our costs and expenses are denominated in RMB, the revision in exchange rate policy effected in July 2005 has increased, and potential future revisions could further increase, our costs and expenses in U.S. dollar terms. Our proceeds from overseas financings, such as our initial public offering, will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In October 2005, SAFE promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Circular 75 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on AmazGame’s ability to pay dividends or make distributions to us and our ability to increase our investment in AmazGame.

SAFE rules and regulations may limit our ability to transfer the net proceeds from our initial public offering to Gamease, our VIE in the PRC, which may adversely affect the business expansion of Gamease, and we may not be able to convert the net proceeds from our initial public offering into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to Gamease through our subsidiary in the PRC, which may adversely affect the business expansion of Gamease, and we may not be able to convert the net proceeds from our initial public offering into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by SAFE on January 5, 2007, which both have taken effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which PRC citizens’ participation requires approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to complete certain other procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE. We and our employees who are PRC citizens and have been granted stock options or restricted share units, or issued restricted shares are subject to the Stock Option Rule. We and our employees intend to make such application and complete all the requisite procedures in accordance with the Stock Option Rule. However, we cannot assure you that we can complete all the procedures in a timely manner. If the relevant PRC regulatory authority determines that our PRC employees who hold such options, restricted share units or restricted shares or their PRC employer fail to comply with these regulations, such employees and their PRC employer may be subject to fines and other legal sanctions.

Risks Related to Our Class A Ordinary Shares and ADSs

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws.

Holders of our ADSs may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our directors and executive officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for holders of our ADSs to effect service of process within the United States upon these persons. It may also be difficult for holders of our ADSs to enforce in Cayman Islands courts or PRC courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, we rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Because Sohu owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Stock Market Rules. We rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirements:

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

The market price for our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the NASDAQ Global Select Market, until February 25, 2010, the trading price of our ADSs has ranged from $19.00 to $48.37 per ADS, and the closing sale price on February 25, 2010 was $32.83 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of competitive developments, including new games by our competitors;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other Internet or online game companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	fluctuations in the exchange rates between the U.S. dollar and the RMB;

•	release or expiration of transfer restrictions on our outstanding ordinary shares and ADSs; and

•	sales or perceived sales of additional shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. Such market fluctuations may have a material adverse effect on the market price of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of ADSs have limited voting rights and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares, our existing shareholders, including our controlling shareholder, Sohu, our Chief Executive Officer, or CEO, Tao Wang, and certain of our directors, officers and key employees, all of which hold our Class B ordinary shares, control 98% of the combined total voting power of our ordinary shares. As a result, the ability of holders of our ADSs to affect the outcome of any matter subject to shareholder vote is very limited.

ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to their holdings and ADS holders may not receive cash dividends if it is impractical to make them available to such holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the securities to which the rights relate under the Securities Act of 1933, or the Securities Act, or an exemption from registration requirements is available. Also, under the Deposit Agreement, the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares such holders’ ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them, or that the distribution requires certain governmental approval, such as requirement for registration or approval for currency conversion. In these cases, the depositary may decide not to distribute that property and ADSs holders will not receive that distribution.

ADS holder will experience dilution when additional Class A ordinary shares or Class B ordinary shares are issued in settlement of restricted share units or upon exercise of options.

ADS holders will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of February 26, 2010, there were 2,105,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 1,636,000 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 26, 2010, there were 17,885,000 of our Class A ordinary shares and 85,250,000 of our Class B ordinary shares outstanding. As of February 26, 2010, there were 2,105,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 1,636,000 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We might be classified as a passive foreign investment company, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2010. Our expectation is based on our current and anticipated operations and composition of our earnings and assets (including goodwill) for the 2010 taxable year, including the current and expected valuation of our assets based on the market price of our ADSs. However, we currently hold, and expect to continue to hold following this annual report, a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entity will be treated for purposes of the PFIC rules. In addition, our actual PFIC status for any taxable year will not be determinable until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

Our MMORPG business began operations as a business unit within the Sohu Group in 2003. In June 2003, the Sohu Group launched its first MMORPG, KO, which was licensed from a Korean developer. KO had limited acceptance in the Chinese market, and its operation was discontinued in November 2006 when the license expired. In October 2004, the Sohu Group launched BO, its second MMORPG, which was licensed from a local independent game studio. In May 2007, the Sohu Group launched TLBB, its first in-house developed MMORPG.

In 2007, the Sohu Group reorganized its MMORPG business. As part of the reorganization, Changyou.com Limited was incorporated in the Cayman Islands on August 6, 2007 as an indirect wholly-owned subsidiary of Sohu.com Inc., to hold the MMORPG business of the Sohu Group. Subsequently,

•

Changyou.com (HK) Limited, or Changyou HK, was incorporated in Hong Kong on August 13, 2007 as a direct, wholly-owned subsidiary of Changyou. Changyou HK is the intermediate offshore holding company for our MMORPG operations in China;

•

Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, was incorporated in the PRC on September 26, 2007 as a direct wholly-owned subsidiary of Changyou HK to undertake the technical support and product development functions of our MMORPG operations; and

•

Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, was incorporated in the PRC on August 23, 2007 as our VIE, to operate our MMORPG operations and to hold intellectual property and online game operating licenses and permits relating to our MMORPG operations.

After the establishment of the above entities, Changyou, AmazGame and Gamease entered into various agreements with Sohu. Pursuant to these agreements, Sohu transferred to us, effective December 1, 2007, all of its assets and operations relating to its MMORPG business unit, and we assumed all the liabilities associated with Sohu’s MMORPG business unit.

Trading in the ADSs offered in our initial public offering commenced on the NASDAQ Global Select Market on April 2, 2009.

Our principal executive offices are located at East Tower, Jing Yan Building, No. 29 Shijingshan Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6272-7777. Our registered office in the Cayman Islands is located at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, KY1-1112. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Business Overview

We are a leading online game developer and operator in China as measured by the popularity of one of our games, TLBB. TLBB, which was launched in May 2007, was ranked by International Data Corporation, or IDC, for 2008 as the fourth most popular online game overall in China and the second most popular online game in China among locally-developed online games. We engage in the development, operation and licensing of our MMORPGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. We currently operate three MMORPGs, TLBB, which we developed in-house, BO, which we licensed from third parties, and Blade Hero 2, or BH2, the sequel to BO. For the three months ended December 31, 2009, these games had approximately 80.9 million aggregate registered accounts, 2.4 million aggregate active paying accounts, 990,000 aggregate peak concurrent users and average revenue per active paying account of RMB196.

TLBB is a martial arts game with 2.5D graphics that is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Millions of copies of his novels have been sold in numerous languages, and they have been adapted into various movies and television series. Since its launch, TLBB has won various awards in China, including 2008 “Best Self-Developed Online Games (First Place)” and 2008 and 2009 “Most Liked Online Games by Game Players (First Place)” awards at the China Digital Entertainment Expo and Conference, or ChinaJoy. To leverage the success of TLBB, we licensed the game to third-party operators to operate the game in Vietnam, Taiwan, Hong Kong, Malaysia and Singapore. We also operate a modified version of TLBB in the U.S. through our U.S. subsidiary.

We have five MMORPGs in the pipeline, with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline include the Duke of Mount Deer, or DMD, Zhong Hua Ying Xiong, or ZHYX, Da Hua Shui Hu, or DHSH, Immortal Faith, or IF, and the Legend of Ancient World, or LAW. DMD, which we are developing in-house, is also based on a popular martial arts novel written by Louis Cha. We have licensed ZHYX, DHSH, IF and LAW from third parties.

Sohu.com Inc., our controlling shareholder, has operated a leading Chinese Internet portal, Sohu.com, since 1998. Sohu had more than 290 million registered accounts as of December 31, 2009. We have benefited from Sohu’s strong brand recognition in China, large user base and pre-launch game review services. Sohu’s trusted brand name in China provides us with a broad marketing reach. By marketing across Sohu’s web domains and taking advantage of the Sohu Group’s single-user ID system that provides easy access to our games, we believe we have been able to tap into Sohu’s large user base to drive new users to our games. Sohu’s experienced game editors review and critique our games prior to launch, thereby improving the quality of our games. We intend to continue to leverage our relationships with Sohu in the development, marketing and operation of our games.

We operate our current games under the item-based revenue model, meaning game players can play our games for free, but may choose to pay for virtual items, which are non-physical items that game players can purchase and use within an MMORPG, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks, to enhance the game-playing experience. We sell our prepaid game cards to a range of regional distributors throughout China, who in turn sub-distribute them to numerous retail outlets, including Internet cafes and various websites, newsstands, software stores, book stores and retail stores. We also directly sell game points to our game players through our online sales platform.

We continually collect feedback from our game players through multiple channels. Our product development team and our game operations team work closely together, allowing us to translate game player feedback into game updates and expansion packs in a timely manner. We typically release expansion packs, which are software packages that contain significant upgrades and improvements to a game based on the existing game’s framework, every few months or as regularly as necessary based on game players’ feedback, market demand and other factors. These upgrades may include new game content such as storylines, characters, tasks, maps and virtual items. We also update our games on a weekly basis with interim enhancements. We believe that such expansion packs and regular updates improve the game-playing experience and help to maintain the interest level of our game players, thereby helping us to extend the lifespan of our games.

Our revenues grew from $201.8 million for the year ended December 31, 2008 to $267.6 million for the year ended December 31, 2009, and our net income grew from $108.0 million to $144.7 million during the same period.

Our Games

We currently operate three MMORPGs, TLBB, BO and BH2, all of which are operated under the item-based revenue model, where game players play our games for free but can purchase virtual items to enhance the game-playing experience. We generate revenue through the sale and consumption of such virtual items. We also have five MMORPGs in the pipeline, including DMD, which we are developing in-house, and ZHYX, DHSH, IF and LAW, all of which we licensed from third parties. We plan to operate these new MMORPGs based on the item-based revenue model.

The following table summarizes the type, theme, and status of the games we are currently operating and plan to operate:

Games	Game Type	Theme	In-house Developed or Licensed	Status
Our existing games
TLBB	2.5D MMORPG	Martial arts and community building	In-house	Open beta testing in May 2007
BO	2.5D MMORPG	Martial arts and fighting	Licensed	Open beta testing in July 2004
BH2	2.5D MMORPG	Martial arts and fighting	Licensed	Open beta testing in September 2009

Our pipeline

DMD	MMORPG supporting 2D, 2.5D and 3D graphic modes	Cartoon style martial arts and community building	In-house	Closed beta testing

ZHYX	3D MMORPG	Martial arts and fighting	Licensed	Technical closed beta testing

DHSH	2D MMORPG	Cartoon style and community building	Licensed	Closed beta testing

IF	2D MMORPG	Chinese myth	Licensed	Closed beta testing

LAW	2.5D MMORPG	Martial arts and fantasy	Licensed	Technical closed beta testing

Our Current Games

Tian Long Ba Bu (TLBB)

TLBB is our first in-house developed MMORPG, for which we commenced development in late 2004. It is a 2.5D martial arts and community building game, adapted from the popular Chinese novel, “Tian Long Ba Bu,” which means “Novel of Eight Demigods.” The missions and activities of the game generally follow the storyline of the novel, which we have adapted to add new features and characters.

TLBB features a combination of martial arts-style-fighting and community-building among its game players, which we believe holds strong appeal for game players. Fighting-based games tend to have high game player participation when they are launched due to the excitement level of the content, but the lifespan of such games tend to be shorter than games that are community-based, and participation tends to drop as the initial excitement fades. Conversely, community-based games tend to take longer to build participation in the beginning of their lifespans because it takes time for new game players to build relationships with each other in the virtual world, but they also tend to have longer lifespans as the relationships among game players strengthen over time. In TLBB, game players choose from nine categories of team-based identities with distinct skill sets and missions, and game players can engage in numerous virtual activities, such as making friends, nurturing pets, learning skills or completing other tasks. Game players can communicate with each other in real time through an in-game instant messaging system. These community-based features foster group interaction and relationship-building among game players, which we believe also helps to maintain our game players’ interest over time.

The major categories of virtual items we sell to generate revenues are gems, pets, fashion items, magic medicine, riding animals, hierograms, materials, skill books and fireworks. These virtual items help game players to advance to the next level and enhance the game-playing experience.

Virtual items can be “purchased” at virtual stores within the game using one of two kinds of currencies: either with an in-game virtual currency known as “yuanbao,” which game players obtain by purchasing prepaid game cards or game points with real money, or with another in-game virtual currency known as “gold coins,” which game players can obtain for free by completing certain missions and activities within the game. Each virtual item can be purchased with only one of these two types of virtual currencies. We have found that the mutual exclusivity of the virtual items available for purchase under each of these two virtual currencies creates a demand for game players to exchange the currency they hold for the other currency type required to purchase a particular virtual item.

We typically release updates for TLBB once or twice a week and more significant enhancements in the form of expansion packs every few months. We have developed 11 expansion packs since the game began open beta testing in May 2007. Our expansion packs typically include features such as new territories, themes, tasks, characters, virtual items and other enhanced features. We have found that expansion packs effectively increase game players’ interest in the game and enhance the game-playing experience by keeping the game-playing experience fresh even for long-time game players. We believe that the expansion packs help us to maintain game player loyalty, and in turn extend the lifespans of our games. See “—Game Development and Enhancement.”

Blade Online series

The Blade Online series consist of two 2.5D MMORPGs, Blade Online, or BO, which we licensed from a third party, and Blade Hero 2, or BH2, which is a sequel of Blade Online. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth. In BO, game players can set their own rules for in-game fighting and take on various roles, including a human, an evil spirit or an immortal in the game. Each role has different skill sets that can be learned and improved by completing different tasks. BH2 incorporates popular features of BO as well as new features such as new maps, new characters, new fighting techniques and additional team-combat functions to give players a more intense and realistic fighting experience. The game also includes upgrades to some of the community features found in BO, such as an auto-navigation system and an improved mission tracking system. Like TLBB, both BO and BH2 provide a range of virtual items for game players to purchase to enhance the game-playing experience.

We began operating BO in October 2004 under the time-based revenue model. On December 27, 2006, we launched an upgraded version of the game and changed its revenue model from time-based to item-based. In December 2006, prior to the launch of the upgraded game operated under the item-based revenue model, the number of peak concurrent users of BO was approximately 26,000, which increased to approximately 57,000 in January 2007. We believe this increase resulted from our upgrading of the game and its changed revenue model. In August 2007, we purchased BO’s source codes, enabling us to have complete control over the future enhancement of BO. We have developed four expansion packs for BO since we began operations of it. In September 2009, we began operating its sequel, BH2, under the item-based revenue model.

Our Pipeline

We have five MMORPGs in the pipeline, with different graphic styles, themes and features. Games in our pipeline include DMD, which we are developing in-house, and ZHYX, DHSH, IF and LAW, all of which we licensed from third parties. We intend to operate each of these games using the item-based revenue model and expect to begin open beta testing of these games in 2010.

DMD is adapted from the popular novel “Duke of Mount Deer” written by Louis Cha, the same author from whose novel we developed TLBB. DMD will be an MMORPG targeting a broader audience than TLBB by using cartoon-style graphics and other features, including fashionable outfits and variations to game player appearances, that may appeal to more female game players. Game players will be able to choose whether they want to play the game in 2D, 2.5D or 3D graphics mode. Game players can engage in adventures and form partnerships with other game players and compete based on martial arts skills. The game is currently in closed beta testing.

ZHYX is a 3D martial-art MMORPG. The game is based on a popular story from a widely read Hong Kong comic book about the challenge of life for a Chinese expatriate outside his home land. This game targets game players who prefer 3D games and enjoy reading comic books. The game is currently in technical closed beta testing.

DHSH is a 2D cartoon-style, turn-based MMORPG. The game is based on a story from one of the four great classical novels of Chinese literature “Outlaws of the Marsh,” about the adventures of 108 heroes in Northern Song dynasty. The game is currently in closed beta testing.

IF is a 2D MMORPG set against a backdrop of a number of ancient Chinese myths and folklore, which are used to create various missions in the game to attract game players. Game players play characters that can travel between heaven and earth, while encountering legendary figures in mythical settings. The game is currently in closed beta testing.

LAW is a 2.5D MMORPG set in ancient China at the beginning of Chinese civilization, approximately 5,000 years ago. Game players can travel from the modern world to the ancient world in the game, and change the world with magic, martial arts, machinery, and technology. This game targets game players in their late teens to late 20s who enjoy reading fantasy literature. The game is currently in technical closed beta testing.

Game Development and Enhancement

As of December 31, 2009, we had 528 product development personnel, which includes a core product development team that is responsible for developing new MMORPGs, and a dedicated product development team that is responsible for developing game enhancements and expansion packs for each of our games in operation. We believe that such enhancements improve our games’ appeal and extend our games’ lifespan. We intend to expand our product offerings by continuing to develop additional MMORPGs in-house and continuing to license MMORPGs from third parties.

New Game Development

We have in-house capabilities that allow us to develop quality MMORPGs efficiently and in response to constantly changing market demands and trends. Our game development process generally includes the following key steps:

•

Concept generation. Our design department takes the lead in generating game development ideas based on the latest trends in game player preferences. We recruit game players into our design team to ascertain popular trends among our game players and on the Internet. We also encourage all of our employees to suggest creative ideas and concepts for game development.

•

Detailed proposal. Upon management’s approval of the new game concept, the design department prepares a detailed proposal that sets preliminary storylines, game characters, estimates of costs and target markets.

•

Development plan. After the completion of technical review of the proposal, a project team consisting of our software programmers, platform technicians, media specialists, design staff and graphics artists work together to set the technical criteria for development of the game, and then formulate a game development plan with development milestones. The development plan is typically completed within two to three months of concept generation.

•

Design, style and story concepts. Based on the game development plan, our graphics artists determine the style of the new game and design game characters; our game designers develop the game story and define game environments; and our program developers develop both the server-end software and the user-end software modules.

•

Internal reviews. Mid-term management reviews take place upon the completion of each milestone of the development plan. Concurrently, our testing department tests the accuracy and completeness of the development, and our marketing department initiates marketing campaigns according to the development milestones.

•

Technical closed beta testing, closed beta testing and open beta testing. We conduct technical closed beta testing to work out technical issues and eliminate technical problems in the game engine and system. Thereafter, we conduct closed beta testing to test and work out technical issues in game features and make adjustments to the in-game economic system. Lastly, we conduct open beta testing to test the operation of new games under open market conditions and introduce new games to players. We begin to generate revenue for our item-based games during open beta testing.

Our games are developed through coordination among teams of program developers, game designers and graphic artists. We try to design each of our games to cater to different audiences to grow our overall player base rather than merely shifting players from one game to another. At each stage of a new game’s development, we rely on our quality control department to ensure the game’s quality and playability.

Existing Game Enhancement

We derive many of our game development and enhancement ideas from our game players by maintaining multiple channels whereby we obtain our game players’ ideas and feedback. These include online surveys, online discussion forums, in-game instant messaging, our 24-hour telephone hotline, and a link to a form for feedback within our games. We use this information not only to create new games with the same quality of design, content and programming, but also to enhance existing games that we have either developed in-house or licensed from third parties.

We typically release game updates for our games once or twice a week and more significant enhancements in the form of expansion packs every few months or as regularly as necessary based on game players’ feedback, market demand and other factors. Our expansion packs typically include features such as new territories, themes, tasks, characters, virtual items and other enhanced features. After testing, the game updates and expansion packs are typically distributed electronically through our official game website. We believe that these game updates and expansion packs help extend the lifespan of our games.

Access to our Games

Our game players typically access our games at Internet cafes or on personal computers connected to the Internet. In order to access our games, our game access software must be installed in the computer being used. Game players using personal computers and Internet cafe operators can typically download our game access software, interim updates and expansion packs directly from our official game website. We also distribute our game access software in CD form through our distribution network.

Sales and Distribution

We have developed a multi-channel, nationwide sales and distribution system to sell and distribute our prepaid game cards. We also directly sell game points to our game players through our online sales platform.

Third-Party Distributors

We sell prepaid game cards in virtual and physical form to a range of regional third-party distributors, who in turn sub-distribute them to numerous retail outlets across China. Physical cards are available in Internet cafes, newsstands, software stores, book stores and retail stores. Virtual cards are available through various online channels, telecommunications service providers and at Internet cafes. We typically collect payment from our distributors upon delivery of our prepaid game cards. We currently offer sales discounts and rebates to our distributors.

We generally enter into distribution agreements with our distributors of prepaid game cards for one-year terms. Our distribution agreements contain both pre-set sales targets and pre-set penetration targets, whereby distributors are required to sell our prepaid game cards in a minimum number of Internet cafes in its designated sales territory. We also require that each distributor work closely with our marketing team and support its activities. Our distribution agreements are not exclusive, and do not prohibit our distributors from working with our competitors.

Direct Sales

Game players can purchase game points and charge them to their accounts directly. To do this, they log into their accounts from the game. From the account link, game players can choose to either pay from their bank accounts or through other payment methods, including third-party online payment platforms. We provide discounts to game players who charge their accounts directly. Transaction costs also apply to the use of third-party online payment platforms.

Marketing

We have a three-pronged marketing and promotion strategy, which includes online advertising, off-line promotions and traditional media. We use different methods to target different demographic groups of game players.

With respect to online advertising, we are able to leverage our affiliation with Sohu, and aggregate Sohu’s large user base to our games by advertising on Sohu’s various websites, which typically provide a direct link to our games. In addition, our technology allows us to distinguish which Sohu users are not currently our game players, so that we can specifically target our advertisements toward them. We also advertise on a variety of websites, including on Internet cafe homepages. In addition, we use in-game promotional events 24 hours a day, seven days a week. We also create events to rally current and new game players through event-related features, such as offering special holiday edition virtual items to enhance game player participation at holiday time when participation may be lower than usual.

We also use a variety of physical, offline promotional events, including Internet cafe events, free trial plays, posters, game players’ gatherings, “freshmen” (or new game player) incentives and the giving away of promotional souvenirs. We have found that these promotional events offer good exposure to targeted customers at a lower cost.

With respect to traditional media, we focus our marketing efforts on print advertisements in magazines that target our game player base and outdoor multimedia, including closed circuit television advertisements on buildings and in elevators. These media targets game players who are less likely to have freely-available access to a computer.

Pricing

We use the item-based revenue model for the games that we currently operate and plan to use it for our games currently in development. Under the item-based revenue model, game players can play the basic functions of the game free of charge for as long as they want. We generate revenues through the sale of virtual items such as performance-enhancing items, clothing, accessories and pets that enhance the game-playing experience. We determine the price of virtual items based on the demand or expected demand for such virtual items. We may change the pricing of certain virtual items based on their consumption patterns.

Customer Service

We provide high-quality customer service and are responsive to our game players’ needs. Our game players can access our customer service center via in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a website for game players to submit feedback and a physical service center in Beijing, which is open to walk-in game players during normal business hours. We currently have over 150 dedicated customer service representatives, many of whom are MMORPG enthusiasts with a deep understanding of game players. We have dedicated supervisors to monitor our calls to ensure quality service.

Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us design changes, upgrades and expansion packs for our games. See “—Game Development and Enhancement.”

Licensing

Games We Licensed from Third Parties

We licensed rights to operate and further develop each of BO, ZHYX, DHSH, IF and LAW from their respective developers, with exclusive rights to operate such games in China.

We licensed BO from a local independent game studio in 2003. Under our existing licensing arrangement, we have the exclusive right to operate and further develop BO in China. We paid a one-time license fee in 2004 and we paid royalties until June 30, 2008 based on the revenues from the game. We are not required to pay any royalties starting from July 1, 2008. In 2007, we obtained the rights to the source codes of BO, and we own all enhancements and developments we make to BO.

We licensed ZHYX from Chinese Gamer International Corporation, a leading game developer in Taiwan, in September 2009. Pursuant to the licensing arrangement, we have an exclusive right to operate ZHYX in China. We paid a one-time licensing fee and we pay royalties based on the revenues from the game.

We licensed DHSH from a local independent game studio in September 2009. Under the licensing arrangement, we have an exclusive right to operate DHSH in China. We paid a one-time licensing fee and we pay royalties based on the revenues from the game.

We licensed IF from a local independent game studio in July 2008. Under the licensing arrangement, we have an exclusive and perpetual right to operate IF in China, an exclusive right to license the game overseas and a right of first refusal for new games developed by the same developer for the term of the license. In addition, we have rights to sell ancillary products of the game. The licensor has agreed to transfer the source codes of the game to us by the end of open beta testing, which will allow us to develop enhancements in-house. We paid a one-time licensing fee and we pay royalties based on the revenues from the game.

We licensed LAW from a local independent game studio in December 2007. Under the licensing arrangement, we have an exclusive and perpetual right to operate LAW in China. We also have a right of first refusal for new games developed by the same developer for the term of the license. Two years after we launch the game, the licensor will transfer to us the source codes of the game, which will enable us to develop enhancements to LAW in-house. We paid a one-time licensing fee and we pay royalties based on the revenues from the game.

Game Development Rights from Third Parties

Under the existing license agreements with Louis Cha, the author of the novels “Tian Long Ba Bu” and “Duke of Mount Deer,” we have the exclusive right in China to adapt these two novels into online games and to operate such games, including the right to use the title of the novels and the name of the characters. We also have the non-exclusive license to operate, and the non-exclusive right to license the right to operate, the games adapted from these novels outside of China. If we wish to continue to operate and license these games after the expiration of the terms of these license agreements, we will need to renew these license agreements.

Overseas Licensing of Our Games

We licensed the rights to operate TLBB in overseas markets, including Taiwan, Hong Kong, Vietnam, Malaysia and Singapore. Under our licensing arrangements with the overseas operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license. The licenses are typically for a term of two to three years. We provide updates and expansion packs to the licensed games, typically after we launch such updates and expansion packs in China. The licensees are responsible for all other operating services and costs, including costs related to customer service and leasing and maintenance of servers. We licensed TLBB to an operator in Vietnam, and launched the game there in August 2007, and we licensed TLBB to an operator in each of Taiwan and Hong Kong, and launched the game there in April 2008. We also licensed TLBB to an operator in Malaysia and Singapore, and launched the game there in April 2009.

Intellectual Property and Proprietary Rights

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us. In addition, we fragment our source codes so that no one employee, other than the Chief Technology Officer, has access to our entire source codes for a game. Product development personnel are only given access to the specific portions of the source codes that they need to work with at a particular time. In addition, all of the computers used by our game development personnel are closed circuit and do not have access to the Internet, so that we can protect our source codes and other proprietary information from being emailed out of our closed circuit system and misappropriated. However, we cannot guarantee that our measures to protect our intellectual property are sufficient. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed” in Item 3.

We are the registered owner of 13 software copyrights in China, each of which we have registered with the State Copyright Bureau of China.

We own the rights to 50 domain names that we use in connection with the operation of our business, including our official Changyou website, changyou.com. We also license the right to use certain of Sohu’s domain names, which we will continue until Changyou develops independent brand recognition, at which time we plan to phase out our use and licenses of certain of Sohu’s domain names.

We are currently in the process of applying for the registration of 253 trademarks in the PRC, including those related to our company name, Changyou, and our MMORPGs. We have obtained one trademark relating to our online game TLBB in the PRC. We have obtained four trademarks in Taiwan relating to our online game TLBB, and two trademarks relating to our online game DMD in Taiwan. We have also applied for 24 trademarks in total in countries and regions such as United States, Europe, Malaysia, Turkey and Vietnam relating to our company name and our MMORPGs. However, we cannot assure you that we will be able to obtain the trademarks we have applied for, including trademarks relating to our game, TLBB. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed” in Item 3.

Technology Infrastructure

We have built a reliable and secure network infrastructure to fully support our operations. In order to maintain stable operations of our MMORPGs, as of December 31, 2009 we maintained approximately 2,600 servers located in Internet data centers in eight major cities in China, with the capacity to accommodate up to 1.7 million concurrent game players, and a sufficient amount of connectivity bandwidth to maintain such service. In order to enhance our game players’ experience and minimize the impact of cross-region connections, we have located our game servers in a number of regions throughout China, enabling our game players to play our games by connecting to the nearest servers located in their region without needing to exchange data across the national backbone network.

We have technical support employees to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security system. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to track our concurrent online users in real time, and discover and fix problems in the operation of hardware and software in our server network in a timely fashion. In addition, we frequently update our game servers to ensure the stability of our operation and reduce risks.

Competition

We compete principally with the following three groups of competitors in China:

•

online game developers and operators in China, including Tencent Holdings Litmited, Shanda Games Limited, NetEase.com, Inc., Perfect World Co., Ltd., Giant Interactive Group Inc., NetDragon Websoft Inc., Kingsoft Corporation Limited and The9 Limited;

•	other private companies in China devoted to game development or operation, many of which are backed by venture capital; and

•	international competitors.

Our MMORPGs currently compete with, among others, the following MMORPGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Asktao, developed and operated by Beijing Guangyu Huaxia Technology Limited

•	Dungeon and Fighter, developed and operated by Tencent Holdings Limited;

•	Eudemons Online, developed and operated by NetDragon Websoft Inc.; and

•	Zhu Xian and Battle of the Immortals, developed and operated by Perfect World Co., Ltd.

Our existing and potential competitors compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business and Our Industry—Our business may not succeed in a highly competitive market” in Item 3.

Facilities

Our principal executive offices as well as most of our operating departments are located in several office buildings in Beijing, China, which comprise approximately 10,682 square meters. Our leases for these properties expire between March 2010 and October 2012.

In August 2009, we entered into an agreement with Beijing Yinhe Wanda Co., Ltd. for the purchase of an office building in Beijing with an area of approximately 14,950 square meters. We paid the aggregate purchase price of approximately $33.4 million during 2009. The purchased office building is being built out for our occupancy and will be used as one of our principal executive offices. We expect title to the building to be transferred to us before the end of 2010.

We also occupy 12,505 square meters under leases elsewhere in China. We also occupy 287 square meters in the United States, the United Kingdom, Malaysia and Korea.

We believe our existing facilities are adequate for our current requirements. As our workforce expands, however, we may need additional office space, which we believe can be leased or purchased on commercially reasonable terms.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

The following description of PRC laws and regulations is based upon the opinion of Haiwen & Partners, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Risk Factors.”

Regulatory Authorities

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including but not limited to:

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Culture, or MOC;

•	the Ministry of Public Security;

•	the State Administration for Industry and Commerce, or SAIC;

•	the General Administration of Press and Publication, or GAPP (formerly the State Press and Publications Administration, or SPPA);

•	the State Administration for Radio, Film and Television, or SARFT;

•	the State Council Information Office, or SCIO; and

•	the State Administration of Foreign Exchange, or SAFE.

Telecommunications Laws and Regulations

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000, is the primary governing law, and sets out the general framework for the provision of telecommunication services by domestic PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalogue of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalogue was updated, categorizing online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search as value-added telecommunications services. The services that we are engaged in are regulated as value-added telecommunications services.

Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the PRC State Council on December 11, 2001, and became effective on January 1, 2002, as amended on September 10, 2008. The FITE Regulations stipulate that telecommunications enterprises in the PRC with foreign investors, or FITEs, must be established as Sino-foreign equity joint ventures. FITEs can undertake operations in basic telecommunications services and value-added telecommunications services. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party to an FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on its operations. The PRC government has not made any further commitment to liberalize its regulation of FITEs’ operation in the telecommunications industry.

In view of the restrictions on foreign direct investment in the telecommunications sector, we established Gamease, a VIE, to engage in value-added telecommunications services. For a detailed discussion of our VIE, please refer to “Related Party Transactions—Contractual Arrangements with Gamease and Its Shareholders” in Item 7.

On December 26, 2001, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, which have been amended and replaced by the new Telecom License Measures, issued by the MIIT on March 1, 2009 and became effective as of April 10, 2009, to supplement the Telecom Regulations. The Telecom License Measures confirm that there are two types of telecom operating licenses for operators in China (including FITEs), namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. The license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded on its Telecommunications Services Operating License.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, commercial Internet information service operators must obtain a value-added telecommunications license for Internet information service license, or ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. On November 6, 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require Internet information services operators to obtain specific approvals before providing BBS services. Gamease has obtained both an ICP license and specific approval for its BBS services.

On August 15, 2000, the Beijing Administration of Industry and Commerce, or Beijing AIC, issued the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, effective as of September 1, 2000, to regulate commercial websites. Under the Rules, commercial websites must:

•	file with the Beijing AIC and obtain electronic registration marks; and

•	place the registration marks on their websites’ homepages.

Gamease has filed its website with the Beijing AIC. The electronic registration mark will be prominently placed on our homepage after registration is obtained.

Online Games and Cultural Products

On December 30, 1997, GAPP issued the Rules for the Administration of Electronic Publications, or Electronic Publication Rules, which took effect on January 1, 1998. These rules were replaced by new Electronic Publication Rules promulgated on February 21, 2008, which took effect on April 15, 2008. The Electronic Publication Rules regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by GAPP, online games are classified as a kind of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. Under the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, GAPP. The online games we currently offer are published by third parties which hold electronic publishing licenses. The term of our agreements with the publishers in connection with the publication of our online games, namely, TLBB, BO and BH2, will expire on December 5, 2010, December 20, 2010, and February 22, 2012, respectively. Our existing online games in operation have been filed with GAPP as electronic publications.

GAPP and the MIIT jointly promulgated the Tentative Measures for Internet Publication Administration, or Internet Publication Measures, on June 27, 2002, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Since the provision of online games is deemed an Internet publication activity, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in the PRC. We are in the process of applying for such license with GAPP. See “Risk Factors—Risks Related to Our Structure and Regulations—We do not hold Internet publishing licenses, which are required under PRC regulations, for the games we currently operate due to temporary suspension of issuance of such licenses by the General Administration of Press and Publication, or GAPP, since our inception. If GAPP later challenges the commercial operation of our games, or if we fail to obtain or renew necessary licenses to commercially operate our games, we may be subject to various penalties, including restrictions on our operations” in Item 3.

On May 10, 2003, the MOC issued the Provisional Regulations for the Administration of Online Culture, which took effect on July 1, 2003, as amended on July 1, 2004. This regulation applies to entities engaging in activities related to “online cultural products,” including music and video files, network games, animation features and audiovisual products, performed plays and artwork converted for dissemination via the Internet. Pursuant to this legislation, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, wholesale, retail, leasing or broadcasting of online cultural products;

•

the dissemination of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or

•	the exhibition or holding of contests related to online cultural products.

In January 2008, the MOC issued an Online Culture Operating Permit to Gamease, authorizing Gamease to operate online games.

On July 1, 2009, GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games, which took effect on the same date of promulgation. Pursuant to this notice, GAPP is the only competent approval authority authorized by the State Council for imported online games authorized by offshore copyright owners. Any enterprise which engages in online game publication and operation service within China must obtain the examination and approval of GAPP and relevant Internet publication service license. Moreover, the activities which involve the showing, exhibiting, trading and promoting of offshore online game production held in China shall also obtain the examination and approval of GAPP according to this notice.

On September 7, 2009, the State Commission Office for Public Sector Reform has issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the ‘Three Provisions’ jointly promulgated by MOC, SARFT and GAPP, which took effect on the same date of promulgation. According to this notice, GAPP shall be responsible for the examination and approval of the online games to be uploaded on the Internet, and after the upload on the Internet, the online games shall be completely administrated by MOC. The notice further clarifies that GAPP shall be responsible for the examination and approval of the game publications which are authorized by offshore copyright owners to be uploaded on the Internet, and the other imported online games shall be examined and approved by MOC.

On September 28, 2009, GAPP, National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games which took effect on the same date of promulgation. This notice restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through establishing other joint venture companies, or contractual or technical arrangements. According to this notice, where new versions, expansion packs or new content shall be updated for online games which have been approved by GAPP, the operation entity shall undertake the same procedures for the examination and approval by GAPP of such new versions, expansion packs or new content.

On November 13, 2009, MOC issued the Circular on Improving and Strengthening the Administration of Content in Online Games. This circular emphasizes that a correct culture value tendency shall be maintained to enhance the culture implication in online games, and modes of the games which mainly comprise of upgrading by killing the beasts, the PK system and marriage system in the game shall be further restricted, as well as to protect minor game players by guiding them in registration and limiting their gaming time through technical measures. This circular also requires online game operators to establish and maintain committees to monitor game content.

Software Products Registration

On October 27, 2000, the MIIT issued the Measures Concerning Software Products Administration, or Software Measures, to regulate software products and promote the development of the software industry in the PRC. These Software Measures have been amended and replaced by the new Software Measures issued by the MIIT on March 1, 2009 effective as of April 10, 2009. Pursuant to the new Software Measures, software developers or producers are allowed to sell or license their software products independently or through agents. Software products developed in the PRC can be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Software products developed in the PRC which satisfy the requirements of the Software Measures and have been registered and filed in accordance with the Software Measures may enjoy preferential treatments under relevant policy of the State Council. The MIIT and other relevant departments may supervise and inspect the development, production, sale and import and export of software products in the PRC. We have registered all software products which we currently operate.

Technology Import and Export

China imposes controls on technology import and export. In December 10, 2001, the State Council promulgated Regulations on Administration of Import and Export of Technologies. The term “technology import and export” is broadly defined in the regulations to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. We have entered into license agreements with third parties outside of China to license our games, which constitutes the export of technology under the regulations. As a result, such licenses are required to be registered with applicable PRC governmental authorities. Gamease is currently in process of registering the export of certain of its technologies and its license agreements with the relevant PRC governmental authorities.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of government authorities, including the MIIT, MOC, GAAP and the Ministry of Public Security. These measures specifically prohibit certain Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the PRC government has issued several regulations concerning the installation of filter software to filter out unhealthy and vulgar content from the Internet. In April 1, 2009, the Ministry of Education, the MIIT and other ministries and agencies promulgated a notice requiring that, by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools be able to include and operate the Green Dam-Youth Escort, software aimed at filtering out unhealthy and vulgar content in text and graphics from the Internet, which, according to the official Website of the software, may be used to control the time on Internet, prohibit access to computer games, and filtering out unhealthy Websites. The MIIT further expanded the scope of usage of this filter software by issuing a notice on May 19, 2009 requiring that, effective as of July 1, 2009, all computers manufactured and sold in China have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factories and all imported computers shall have the latest available version of Green Dam-Youth Escort preinstalled before being sold in China. The Green-Dam Youth Escort is to be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and is also to be included in the backup partition and system restore CD. However, on June 30, 2009, MIIT postponed the implementation of this requirement regarding pre-installation of Green Dam-Youth Escort.

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, enacted a law on December 28, 2000 that makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MOC. We have submitted the relevant filing documents to the MOC for the filing of all the games in operation.

On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game reflecting the PRC government’s intent to foster and control the development of the online game industry in China. In addition, the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

On April 24, 2009, the MOC issued the Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Game, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC.

Internet Cafe Regulation

Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the number and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafes. On February 15, 2007, the MOC and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, or the Internet Cafes Notice, which suspended nationwide the approval for the establishment of new Internet cafes in 2007 and imposed tougher penalties for Internet cafes admitting minors. In 2008 and 2009, the MOC, SAIC and other relevant government authorities, individually or jointly, have issued several notices which provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing the Internet cafes which accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes, screening unlawful games and websites, and improving the coordination of regulation over Internet cafes and online games. As many of our customers access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in China as a result of stricter Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

Anti-fatigue System and Real-name Registration System

In April 2007, GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

        To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authority for verification. We have developed our own anti-fatigue system and real-name registration system for our games, and have implemented them since 2007. Under our system, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to dis-incentivize minors from playing in excess of five hours at a time.

Virtual Currency

On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Internet Cafes Notice. Under the Internet Cafes Notice, the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009, the MOC and Ministry of Commerce jointly issued a circular regulating the trading of online game virtual currencies, or the Circular. The Circular clearly defines for the first time the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Circular also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, etc., in exchange for user’s cash or virtual money. This regulation is mainly targeted at lottery-based activities relating to “treasure box” found in some online games.

On July 20, 2009, MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which specifically defines the meanings of “issuing enterprise” and “trading enterprise” and stipulates that both of these businesses may not be operated by the same enterprise.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Employment Contracts

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of PRC, or ECL, which became effective as of January 1, 2008. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the ECL, employment contracts lawfully concluded prior to the implementation of the ECL and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

We have modified our standard employment contract to comply with the requirements of the ECL.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to Gamease through our subsidiary in the PRC, which may adversely affect the business expansion of Gamease, and we may not be able to convert the net proceeds into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

The dividends paid by the subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, effective from January 1, 2008, according to the Corporate Income Tax Law, the maximum tax rate for the withholding tax imposed on dividends payment from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate has been reduced to 10% under the Implementing Regulations for the PRC Corporate Income Tax Law issued by the State Council. However, a lower withholding tax rate, which is 5%, might be applied if there is a tax treaty arrangement between China and the jurisdiction of the foreign holding companies, such as Hong Kong.

Circular 75. On October 21, 2005, the SAFE issued Circular 75, which became effective as of November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in connection with their investments in us.

Stock Option Rule. On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and etc. participated by onshore individuals shall be transacted upon the approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to complete certain other procedures and transactional foreign exchange matters under the Stock Option Plan upon the examination by, and approval of, SAFE. We and our PRC employees who have been granted stock options or restricted share units, or issued restricted shares are subject to the Stock Option Rule. We and our employees, who are PRC citizens and have been granted stock options or restricted share units or issued restricted shares, are subject to the Stock Option Rule. We and our employees intend to make such application and complete all the requisite procedures in accordance with the Stock Option Rule. However, we cannot assure you that we can complete all the procedures in a timely manner. If the relevant PRC regulatory authority determines that our PRC employees who hold such options, restricted share units or restricted shares or their PRC employer fail to comply with these regulations after our initial public offering, such employees and their PRC employer may be subject to fines and other legal sanctions.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the China Securities Regulatory Commission, or CSRC, published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. (NASDAQ: SOHU) and the holding company for the MMORPG business within the Sohu Group. As of the date of this annual report, Sohu indirectly held approximately 68% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81% of the total voting power in Changyou.

As of the date of this annual report, we operate our business primarily through the following wholly-owned subsidiaries:

•

Changyou.com (HK) Limited, or Changyou HK, which was incorporated in Hong Kong on August 13, 2007 as a direct wholly-owned subsidiary of Changyou. Changyou HK is our intermediate offshore holding company for our MMORPG operations in China.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, which was incorporated in the PRC on September 26, 2007 as a WFOE and is a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com (US) Inc., or Changyou US, incorporated in the United States and a direct, wholly-owned subsidiary of Changyou HK.

•	Changyou.com (UK) Co., Ltd., or Changyou UK, was incorporated in the United Kingdom and a direct wholly-owned subsidiary of Changyou HK.

•	Changyou My Sdn.Bhd, or Changyou Malaysia, was incorporated in Malaysia and a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Korea Limited, or Changyou Korea, incorporated in South Korea and a direct wholly-owned subsidiary of Changyou HK.

In order to comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our MMORPG operations in China through Gamease, our VIE, rather than through a subsidiary, and all of our revenues are earned by and paid to Gamease. The equity interests in Gamease are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by a Changyou employee. Gamease holds the licenses and permits required to operate our MMORPG business, and is controlled by AmazGame through a series of contractual arrangements. AmazGame undertakes substantially all of our product development and technical support functions, which it provides to Gamease pursuant to contractual arrangements.

The following diagram illustrates our corporate structure as of the date of this annual report:

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. As a result of various factors, including those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report on Form 20-F, our actual future results may be materially different from what we expect.

Overview

We are a leading online game developer and operator in China as measured by the popularity of one of our games, TLBB. TLBB, which was launched in May 2007, was ranked by IDC for 2008 as the fourth most popular online game overall in China and the second most popular online game in China among locally-developed online games. We engage in the development, operation and licensing of our MMORPGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. We currently operate three MMORPGs, TLBB, which we developed in-house, BO, which we licensed from third parties, and BH2, the sequel to BO. For the three months ended December 31, 2009, these games had approximately 80.9 million aggregate registered accounts, 2.4 million aggregate active paying accounts, 990,000 aggregate peak concurrent users and ARPU of RMB196.

We have five MMORPGs in the pipeline, with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline include DMD, which we are developing in-house, ZHYX, DHSH, IF and LAW, all of which we licensed from third parties.

We operate our current games under the item-based revenue model, meaning that game players can play our games for free, but may choose to pay for virtual items to enhance the game-playing experience. Game players purchase prepaid game cards or game points, which are used to purchase virtual items. We sell our prepaid game cards to approximately 100 regional distributors throughout China, who in turn sub-distribute the prepaid game cards to numerous retail outlets, including Internet cafes and various websites, newsstands, software stores, book stores and retail stores. We also directly sell game points to game players through our online sales platform.

Due to our limited operating history, our period-to-period operating history may not be meaningful. In addition, our limited operating history makes it difficult for us to have a historical basis for determining certain critical accounting policies and making certain accounting estimates. See “Risk Factors—Risks Related to Our Business and Our Industry—Our limited operating history makes evaluating our business and prospects difficult” in Item 3. Furthermore, the online game industry and Internet usage in China may not continue to grow at current levels.

Factors Affecting Our Results of Operations

Our results of operations are affected by several key factors, including the following:

General economic conditions affecting the online game industry in China

We have benefited from general conditions typically affecting the online game industry in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending; the increasing use of the Internet with the growth of personal computers and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the teenage and young adult population, who are typically more inclined to play online games. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in the MMORPG business, or that if there is a slowdown, such slowdown will not have a negative effect on our MMORPG business. For example, the Chinese economy experienced a slowing growth rate from the third quarter of 2007 through the first quarter of 2009 that resulted from the impact of the global crisis in the financial services and credit markets, appreciation of the RMB, and tightening macroeconomic measures and monetary policies adopted by the Chinese government aimed at preventing overheating of the Chinese economy and controlling China’s high level of inflation, and other such factors may lead in the future to decreases in the level of disposable income of our game players and negatively affect their spending on playing MMORPGs.

Our ability to develop and maintain popular online games and convert our game player base into paying customers

The popularity of our games drives the growth of our game player base, which is the key component driving the sales and consumption of our virtual items and thus our revenues. To maintain and grow the popularity of our games, we must diligently maintain the quality of the games and continually enhance the games to meet game player preferences and to incentivize game players to purchase virtual items. We solicit feedback from our game players and have a dedicated product development team that helps us to identify market trends and user preferences. For TLBB, we typically provide weekly updates and more substantial enhancements in the form of expansion packs every few months. We launch new virtual items to maintain game players’ interest. We plan the timing of our new virtual item launches to avoid over-monetizing our existing game player base. We generally only launch virtual items after we have gained a certain number of new game players. If we fail to manage the growth of our game player base and manage our sales and marketing strategies for new virtual items, our game player base may not grow and we may not be successful in selling new virtual items, which would have an adverse effect on our revenues.

The popularity and timing of the launch of new games

We currently have several new games in the pipeline, including DMD, which we are developing in-house, and ZHYX, DHSH, IF and LAW, all of which we licensed from third parties. Our results of operations will be significantly affected by the timing of our new game launches and the popularity of such new games.

Product development and sales and marketing expenses

Developing and marketing a new MMORPG and maintaining its popularity in the market requires a commitment of significant resources, including product development and sales and marketing expenses. We typically incur such expenses several quarters before such games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover our product development and marketing expenses. In addition, because our product development strategy is to focus on a limited number of high-quality games, the failure of a small number of these games could adversely impact our growth rate.

The cost of attracting and retaining game development personnel

Competition in the online game industry in China is intense, making it increasingly costly to retain and motivate existing talent and to attract new talent necessary for the growth of our business. Many of our competitors have been aggressively hiring game development personnel. If we are unable to retain our current talent and to attract new talent, we may have difficulty developing new games or enhancements for our existing games or meeting our development schedule, which could have an adverse impact on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Our Business and Our Industry—Our business may not succeed in a highly competitive market” in Item 3.

Government Regulation Imposed on online game industry

The Chinese government is formulating new regulations to further strengthen supervision of the online game industry. These regulations may increase our compliance costs, delay the release of our new games and new expansion packs for existing games, and restrict the access of certain groups of players, such as minors, to our games, which in turn may significantly affect our operating results. See “Risk Factors—Risks Related to Our Business and Our Industry.”

Our Revenues

The following table sets forth the revenues generated from our game operations in China and overseas licensing, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2007		2008		2009
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Game operations revenues	41,751	99.2%	194,607	96.4%	259,783	97.1%
Overseas licensing revenues	345	0.8%	7,238	3.6%	7,802	2.9%

Total revenues	42,096	100.0%	201,845	100.0%	267,585	100.0%

Game Operations Revenues

Our current three MMORPGs, TLBB, BO and BH2, are free to play and generate revenues using the item-based revenue model through the sale of virtual items that enhance the game-playing experience. Game players can purchase virtual items, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, materials, skill books and fireworks by purchasing prepaid game cards or game points. We initially operated BO under the time-based revenue model and switched to the item-based revenue model in December 2006.

We report our game operations revenues after netting business taxes, sales discounts and rebates to our distributors. See “—Revenue Collection—Game Operations.”

Overseas Licensing Revenues

We began licensing our game TLBB to operators outside of China in 2007. We began generating overseas licensing revenues from TLBB in Malaysia and Singapore in April 2009, in Taiwan and Hong Kong in April 2008, and in Vietnam in August 2007. The licenses are for terms of either two years or three years. Under our licensing arrangements, the licensee operators pay us an initial license fee and ongoing royalties based on a percentage of revenues generated by them over the term of the license period. For the year ended December 31, 2009, our overseas licensing revenues were $7.8 million, representing 2.9% of our total revenues. We expect to expand our licensing of TLBB to additional countries and may decide to license certain of our new MMORPGs overseas after they are launched.

Revenue Collection

Game Operations

We sell virtual and physical prepaid game cards to regional distributors, who in turn sub-distribute to retail outlets, including Internet cafes, various websites, news stands, software stores, bookstores and retail stores. We typically collect payment from our distributors upon delivery of our prepaid game cards, but only recognize revenues as the virtual items are consumed. We generally offer a sales discount to our prepaid game card distributors based on the popularity of our games. In 2006, prior to the launch of TLBB, we offered a sales discount as high as 20.0%. Since the launch of TLBB in 2007, we offered an initial sales discount at the rate of 15.0%, which has decreased to the current rate of 11.0%, effective as of January 2009. In addition, we offer a discount of 5.0% to our game players who directly purchase virtual prepaid game cards and game points from our online sales system. The sales discount represents the difference between the price at which we sell prepaid game cards to distributors or game players, as the case may be, and the face value of the prepaid game cards or the equivalent of game points.

We also offer rebates in the form of credits on future purchases of prepaid game cards to distributors of our prepaid game cards. Distributors of prepaid game cards will receive a credit on future purchases of our prepaid game cards in an amount equal to 1.0% to 3.0% of the discounted value of our prepaid game cards, provided that the distributors meet certain preset sales conditions. Historically, most of our distributors have met the conditions required to receive these credits. Credits are in the form of free prepaid game cards. We incur transaction costs of 0.4% to 0.9% of the face value of the virtual prepaid game cards or the equivalent of game points by using third-party payment platforms.

The current total discount and rebate rate we typically offer to all of our prepaid game card distributors is approximately 12.0% to 14.0% of the face value of our prepaid game cards. The total discount and transaction costs associated with game players’ use of third-party payment platforms is 5.4% to 5.9% of the face value of the virtual prepaid game cards or the equivalent of game points purchased.

Overseas Licensing

Our overseas licensing revenues consist of an initial license fee and ongoing revenue-based royalties. The initial license fee includes a fixed amount payable upon signing the license agreement and additional license fees payable upon achieving certain sales targets. The ongoing revenue-based royalties are generally determined based on the amount charged to game players’ accounts in a given country or region and sales of ancillary products of the game in such country or region. We typically receive ongoing revenue-based royalties on a monthly basis.

Revenue Recognition

Game Operations

Proceeds received from sales of prepaid game cards form the basis of our revenues and are recorded initially as receipts in advance. Upon activation of the prepaid game cards, proceeds are transferred from receipts in advance to deferred revenues. Proceeds received from online sales of game points directly to game players are recorded as deferred revenues. As of December 31, 2009, we had receipts in advance from distributors and deferred revenues from our game operations of $29.6 million, compared with $19.9 million and $8.1 million as of December 31, 2008 and 2007, respectively.

We recognize revenues when virtual items purchased by game players are consumed. For consumable virtual items, including those with a predetermined expiration time, revenues are recognized as they are consumed, and for perpetual virtual items, revenues are recognized over their estimated lives. In addition, prepaid game cards will expire two years after the date of card production if they have never been activated. The proceeds from the expired game cards are recognized as revenues upon expiration of the cards. In contrast, once the prepaid game cards are activated and credited to a game player’s account, they will not expire as long as the game account remains active. We are entitled to close a game player’s account if it has been inactive for a period of 180 consecutive days. The unused balances in an inactive game player’s account are recognized as revenues when the account is closed. For the year ended December 31, 2009, the revenue from expired game cards and inactive game players’ accounts was $236,000.

Overseas Licensing

For the initial license fees receivable under our overseas licensing agreements, we recognize revenues ratably over the remaining license period, during which we are obligated to provide post-sales services such as technical support and provision of updates or upgrades to the licensed games. Unrecognized initial license fees received are recorded as deferred revenues. As of December 31, 2009, such deferred revenues were $0.6 million, compared with $0.8 million and $0.1 million as of December 31, 2008 and 2007, respectively. With respect to the ongoing revenue-based royalties, we recognize revenues when the revenue-based royalties are earned under the terms of the overseas licensing agreements, and the collection of such royalties is probable.

Cost of Revenues

Our cost of revenues consists primarily of salary and benefits expenses, including share-based compensation expenses, relating to the operation of our games, revenue-based royalty payments to the game developers of our licensed games, bandwidth leasing costs, amortization of licensing fees, depreciation expenses, PRC business tax and value-added tax, or VAT, that AmazGame pays on the revenue that it derives from its contractual arrangements with Gamease. Cost of revenue increased to $17.5 million for the year ended December 31, 2009 compared to $14.6 million for the year ended December 31, 2008. The increase in cost of revenue is primarily due to an increase in our bandwidth leasing and communication costs, PRC business tax and VAT that AmazGame pays on the revenues that it derives from its contractual arrangements with Gamease, and depreciation of computer equipment (including servers), and salary and benefits expenses, all of which were due to the growth of TLBB. We expect that revenue-based royalty payments will increase in 2010 compared with 2009, once the licensed games in our pipeline are launched.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses, and general and administrative expenses, each of which includes share-based compensation expenses. We expect that our operating expenses will increase in the future as we expand our game portfolio, and enhance our product development and sales and marketing activities.

The following table sets forth our product development expenses, sales and marketing expenses and general and administrative expenses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2007		2008		2009
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	6,738	16.0%	23,862	11.8%	27,353	10.2%
Sales and marketing	19,851	47.2%	38,917	19.3%	40,048	15.0%
General and administrative	2,992	7.1%	9,053	4.5%	18,759	7.0%

Total	29,581	70.3%	71,832	35.6%	86,160	32.2%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, of personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses increased to $27.4 million for the year ended December 31, 2009 compared to $23.9 million for the year ended December 31, 2008. The increase in such expenses is primarily due to our increased research and development workforce in the year ended December 31, 2009. Product development expenses constituted 10.2%, 11.8% and 16.0% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits expenses, including share-based compensation expenses, of our sales and marketing personnel. Substantially all of the sales and marketing expenses are advertising and promotion expenses, which include online advertising, offline promotions and traditional media advertising. Sales and marketing expenses increased to $40.0 million for the year ended December 31, 2009 compared to $38.9 million for the year ended December 31, 2008. This increase was primarily due to an increase in salary and benefits from the expansion of our sales and marketing team in the year ended December 31, 2009. Sales and marketing expenses constituted 15.0%, 19.3% and 47.2% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, for management, finance and administrative personnel, professional service fees, audit fees, and fees for tax consultation. General and administrative expenses increased to $18.8 million for the year ended December 31, 2009 compared to $9.1 million for the year ended December 31, 2008. This increase was primarily a result of increases in salary and benefits expenses and professional fees due to the expansion of back-office headcount and an increase in legal expenses to enforce our intellectual property rights, respectively. General and administrative expenses constituted 7.0%, 4.5% and 7.1% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

Share-based Compensation Expenses

Share-based compensation expenses for periods prior to the completion of our initial public offering included in our financial statements include an allocation to us of such expenses related to Sohu’s senior management who provide services for both Sohu and Changyou. Following completion of our initial public offering, Sohu’s management did not continue to provide these services and therefore our financial statements do not include such allocations for periods after the completion of the offering. We did not issue any options, restricted share units or other share-based compensation awards in Changyou.com Limited prior to January 1, 2008. Share-based compensation expenses included in our financial statements for periods ended prior to January 1, 2008 reflect options or restricted share units granted by Sohu to employees of Sohu who were engaged in the MMORPG business and who subsequently became our employees upon our reorganization when we became a separate, indirect subsidiary of Sohu.

In March 2005, Sohu formed an indirect subsidiary to carry out game development, and granted to Tao Wang, who at the time was an employee of Sohu, a contingent right to receive a payment equal to 25% of the value of the subsidiary upon the occurrence of certain events. Sohu later agreed with Mr. Wang that his contingent right in the subsidiary would be modified to provide Mr. Wang an equity interest in us in lieu of the contingent right.

In January 2008, we communicated to and agreed with Mr. Wang that the equity interest we granted to him would consist of 7,000,000 of our ordinary shares and 8,000,000 restricted shares. The restricted shares included, as a condition of vesting, the completion of an initial public offering by us on an internationally recognized stock exchange, and also were subject to a vesting schedule. In addition, the terms of the restricted shares provided that Mr. Wang would not be entitled to participate in any distributions by us on his ordinary shares and restricted shares until the completion of our initial public offering. In April 2008, we modified the vesting conditions of the restricted shares to provide for vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 1, 2008, with no condition that an initial public offering be completed. There was no change, however, to the limitation on Mr. Wang’s right to participate in distributions declared by us prior to the completion of our initial public offering.

On December 31, 2008, we reserved 20,000,000 of our ordinary shares to be used as incentive compensation for our executive officers and key employees from time to time under our 2008 Share Incentive Plan.

On January 15, 2009, 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares were issued to Mr. Wang out of Sohu’s equity interest.

The difference between the fair values, or the Incremental Fair Value, of the 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares granted to Mr. Wang and Mr. Wang’s contingent right in the Sohu subsidiary is accounted for by us as share-based compensation. Because the terms of the issuance of the ordinary shares and restricted shares had been approved by us and were communicated to and agreed with Mr. Wang as of January 2, 2008, that date was deemed as the grant date under U.S. GAAP and, accordingly, the Incremental Fair Value was determined as of that date. The portion of the Incremental Fair Value related to the 7,000,000 Class B ordinary shares, equal to $1.8 million, was recognized as share-based compensation expenses included in product development expenses for the three months ended March 31, 2008. As a result of the modification of the vesting terms of the 8,000,000 Class B restricted shares on April 21, 2008, the portion of the Incremental Fair Value related to those shares, equal to $7.0 million, was determined as of that date and is accounted for by us as share-based compensation over the vesting period starting from the date of the modification, following the accelerated basis of attribution. Share-based compensation expense relating to the 8,000,000 Class B restricted shares, which was $3.0 million for the period from April 21, 2008 to December 31, 2008, and $2.3 million for the year ended December 31, 2009, were included as share-based compensation expenses included in product development expenses. The Incremental Fair Values were determined using the discounted cash flow method.

In April 2008, our board of directors approved and we communicated to our executive officers other than the CEO and to certain employees, various grants of restricted shares and restricted share units. Pursuant to these approvals, on January 15, 2009, we issued to our executive officers other than the CEO an aggregate of 1,800,000 Class B restricted shares and we issued to certain of our key employees an aggregate of 940,000 restricted share units (settleable in Class B ordinary shares). On March 13, 2009, we exchanged the 1,800,000 Class B restricted shares held by executive officers other than the CEO for Class B restricted share units which have the same vesting and other terms as applied to the Class B restricted shares. The vesting of the restricted share units was contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. The first vesting of 685,000 restricted share units occurred on September 29, 2009, including 75,000 restricted share units not settled as of December 31, 2009. The grant date fair value of the awards is recognized in our consolidated statements of operations starting from the date when the vesting conditions became probable, which occurred upon the completion of our initial public offering. The fair values of these awards were determined using the discounted cash flow method. Share-based compensation expense relating to these 2,740,000 restricted share units, which was $4.1 million for the period from April 27, 2008 to December 31, 2009, following the accelerated basis of attribution, were included as share-based compensation expenses included in operating expenses.

On February 17, 2009, we granted an aggregate of 456,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value related to these restricted share units, which is equal to $3.6 million, was determined using our initial public offering price. The vesting of the restricted share units is contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and such restricted shares are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 17, 2009. Share-based compensation expense relating to these restricted share units, which was $1.4 million under an estimated forfeiture rate of 10% for the period from February 17, 2009 to December 31, 2009, was included as share-based compensation expenses included in operating expenses. During 2009, 24,000 Class A restricted share units of such 456,000 Class A restricted share units to certain of our employees were forfeited.

On April 21, 2009, we granted an aggregate of 1,200,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than our CEO. The fair value related to these restricted share units, which is equal to $14.9 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on April 21, 2009. Share-based compensation expense relating to these restricted share units, which was $5.4 million for the period from April 21, 2009 to December 31, 2009, was included as share-based compensation expenses included in operating expenses, following the accelerated basis of attribution.

Share-based compensation expenses recorded for the year ended December 31, 2009 were $13.4 million compared to $5.3 million for the year ended December 31, 2008, and included share-based compensation paid by us to our executive officers and key employees, the allocated share-based compensation paid by Sohu to Sohu’s senior management who provide services to both Sohu and us, and the share-based compensation related to options and restricted share units granted by Sohu to our employees. These share-based compensation expenses have been allocated to (i) cost of revenues, (ii) sales and marketing expenses, (iii) general and administrative expenses and (iv) product development expenses, depending on the responsibilities of the relevant employees.

In addition, as of December 31, 2009, there was $1.7 million of unrecognized share-based compensation cost related to the 8,000,000 unvested Class B restricted shares granted to the CEO in January 2009, $0.9 million of unrecognized share-based compensation cost related to the 1,800,000 unvested Class B restricted share units granted to our executive officers other than the CEO in April 2008 (whose Class B restricted shares were exchanged for Class B restricted share units (settleable in Class B ordinary shares) on March 13, 2009), $0.5 million of unrecognized share-based compensation cost related to the 940,000 unvested Class B restricted share units granted to certain of our key employees in April 2008, $1.9 million of unrecognized share-based compensation cost related to the 456,000 unvested Class A restricted share unites granted to certain of our employees in February 2009, net of estimated forfeitures, and $9.5 million of unrecognized share-based compensation cost related to the 1,200,000 unvested Class A restricted share unites granted to executive officers other than the CEO in April 2009.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Under the current Hong Kong Inland Revenue Ordinance, Changyou.com HK Limited is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Changyou.com HK Limited to us are not subject to any Hong Kong withholding tax.

PRC Corporate Income Tax

Prior to January 1, 2008, our operating entities based in the PRC were governed by the Foreign Invested Enterprise and Foreign Enterprise Income Tax Law of the PRC and the Interim Enterprise Income Tax Regulation (the “Previous Income Tax Law and Rules”). Pursuant to the Previous Income Tax Law and Rules, PRC enterprises were generally subject to Corporate Income Tax (the “CIT”) at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain advanced and new technology enterprises, on PRC taxable income. Furthermore, new technology enterprises were exempted from PRC state income tax for three years, beginning with their first year of operations, and were entitled to a 50% tax reduction, to a rate of 7.5%, for the subsequent three years and 15% thereafter. During the years ended December 31, 2005, 2006 and 2007, most of our operations in the PRC were subject to an applicable tax rate of 7.5% or were exempted from income tax as new technology enterprises.

On January 1, 2008, the New CIT Law, which unifies the statutory income tax rate of enterprises in China to generally 25%, became effective. The New CIT Law provides a up to five-year transitional period from years 2008 to 2012 for those enterprises which enjoyed a favorable income tax rate of less than 25% under the Previous Income Tax Laws and Rules and were established before March 16, 2007, to gradually raise their rates to 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “advanced and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that advanced and new technology enterprises previously qualified under the Previous Income Tax Laws and Rules as of December 31, 2007 could retain their previous status as advanced and new technology enterprise, and could enjoy preferential tax rate under the New CIT Law, on condition that they were re-approved for advanced and new technology enterprise status under the new regulations released on April 14, 2008 and on July 8, 2008. Both AmazGame and Gamease were re-approved as advanced and new technology enterprises on December 30, 2008, and each of them is therefore eligible for the preferential tax rate under the New CIT Law.

In addition, according to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, “software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease are qualified as software enterprises, and they would be subject to 0% income tax rate for the full year 2008 and a 50% tax reduction for the following three years. Accordingly, both AmazGame and Gamease enjoyed a tax exemption for fiscal year 2008 and enjoyed, and will enjoy, a 50% income tax reduction to a rate of 12.5% from fiscal year 2009 to fiscal year 2011.

Gamease may be subject to withholding taxes on the initial license fees and ongoing revenue-based royalties received from our licensees in various jurisdictions outside of the PRC. We recognize such foreign withholding taxes as income tax expense when related revenue of initial license fees and ongoing revenue-based royalties are recognized. $0.9 million, $1.0 million and $38,000 were recognized as income tax expense related to such withholding taxes for the years ended December 31, 2009, 2008 and 2007, respectively.

As required by the New CIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% withholding tax rate. In the fourth quarter of 2008, in preparation for our initial public offering, AmazGame declared a dividend to Changyou HK, its immediate parent company in Hong Kong. We accrued a withholding tax of $5.0 million based on the 5% withholding tax rate. Such $5.0 million withholding tax was paid in the third quarter of 2009.

PRC Business Tax and VAT

We operate and distribute our MMORPGs via Gamease in China. Gamease is subject to PRC business tax at the rate of 5% and related surcharges of 0.5% on the revenues from game operations. Our revenues are presented net of these business tax and related surcharges.

AmazGame pays business tax and value added tax on revenues that it derives from its contractual arrangements with Gamease for its services provided or products sold to Gamease. We account for such business tax and value added tax as a component of our cost of revenues.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, appearing elsewhere in this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe accounting for recognition of revenues, the determination of share-based compensation expense, the assessment of income tax and valuation allowances against deferred tax assets, assessment of impairment for intangible assets, fixed assets and other assets and the determination of functional currencies represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Recognition of Revenue

We earn revenues from our current MMORPG operations by providing online services to game players pursuant to the item-based revenue model. For periods prior to our upgrading and re-launching of BO in December 2006, we operated BO under the time-based revenue model, where game players are charged based on the time they spend playing the game. Under the item-based revenue model, game players play games free of charge and are charged for purchases of virtual items.

Under both the item-based and the time-based revenue models, proceeds received from sales of prepaid cards are initially recorded as receipts in advance.

Proceeds from sale of prepaid cards to distributors are deferred when received and, for the item-based revenue model, revenue is recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. For the time-based revenue model, revenue is recognized based upon the actual usage of time units by the game players. The revenues are recorded net of business tax, sales discounts and rebates to our distributors. See “—Revenue Collection—Game Operations.”

Under our item-based revenue model, game players can access our games free of charge, but may purchase consumable virtual items, including those with a predetermined expiration time, such as three months, or perpetual items, such as certain costumes that stay bound to a game player for the life of the game. Revenues in relation to consumable virtual items are recognized as they are consumed, as our services in connection with these items have been fully rendered to our game players as of that time. Revenues in relation to perpetual virtual items are recognized over their estimated lives. We will provide continuous online game services in connection with these perpetual virtual items until they are no longer used by our game players. We have considered the average period that game players typically play our games and other game player behavior patterns to arrive at our best estimates for the lives of these perpetual virtual items. We have also considered that the estimated lives of perpetual virtual items may be affected by various factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions. However, given the relatively short operating history of our games, and of our most popular game TLBB in particular, our estimate of the period that game players typically play our games may not accurately reflect the estimated lives of the perpetual virtual items. We have adopted a policy of assessing the estimated lives of perpetual virtual items on a quarterly basis. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of perpetual virtual items. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as our games’ operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of the lives of perpetual virtual items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the game player behavior patterns. Any changes in our estimate of lives of perpetual virtual items may result in our revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate.

We also derive revenues from licensing our games in other countries and territories. The licensing agreements provided for two revenue streams, an initial license fee and a monthly revenue-based royalty based on monthly revenues from the games. The initial license fee consists of both a fixed amount and additional amounts receivable upon achieving certain sales targets. Since we are required to provide when-and-if-available upgrades to the licensees during the license period, both the fixed portion and the additional portion of the initial license fee are recognized ratably as revenue over the license period. The fixed portion of the initial license fee is recognized ratably over the remaining license period from the date the game is launched, and the additional portion of the initial license fee is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly usage-based royalty fee is recognized when earned, provided that collectability is reasonably assured.

Share-Based Compensation Expenses

Share-based compensation expense is for share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by us to our employees and directors. Share-based compensation expense is recognized as costs and/or expenses in the financial statements based on the fair values of the related share-based awards on their grant dates.

In determining the fair value of our ordinary shares, restricted shares and restricted share units granted in January and April 2008, the income approach/discounted cash flow method with a discount for lack of marketability is applied given that the shares underlying the awards were not publicly traded at the time of the grant.

Determining the fair value of our ordinary shares requires complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time of the grants.

Because at the time of the grants our MMORPG business was at a different stage of its product life cycle than that of the publicly listed companies in our industry, we concluded that a market comparison approach would not have been meaningful in determining the fair value of our ordinary shares. As a result, we used the income approach/discounted cash flow method to derive the fair values. We applied the discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the respective valuation dates. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions we used in deriving the fair value of the ordinary shares were consistent with the assumptions that we used in developing our business plan, which included no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks our management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the appropriate discount rates to be 22% as of the January 2008 valuation date and 23% as of the April 2008 valuation date.

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. To determine the discount for lack of marketability, we used the Black-Scholes option pricing model. Pursuant to the Black-Scholes option pricing model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. Based on the foregoing analysis, we used a DLOM of 19% to discount the value of our ordinary share as of the January 2008 and April 2008 valuation dates. Because there was no evidence to indicate that there would be a disproportionate return between majority and minority shareholders, we did not apply a minority discount. As a result, we concluded that the fair value of our company as a going concern was $136 million as of the January 2008 valuation date and $198 million as of the April 2008 valuation date.

In determining the fair value of our restricted share units granted in 2009 before our initial public offering, the fair value of the underlying shares was determined based on the offering price of ADSs in the offering. In determining the fair value of restricted share units granted after our initial public offering, the fair value is determined based on the market price of our ADSs on the grant dates.

In determining the fair value of share options granted by Sohu to employees of Changyou, we applied the Black-Scholes valuation model. Restricted share units granted by Sohu to employees of Changyou were measured based on the fair market value of the underlying stock on the dates of grants.

Share-based compensation expense for our ordinary shares granted is fully recognized in the quarter during which these ordinary shares are granted. Share-based compensation expense for share options, restricted shares and restricted share units granted is recognized on an accelerated basis over the requisite service period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for that number of awards.

The assumptions used in share-based compensation expense recognition represent management’s best estimates based on historical experience and consideration to developing expectations about the future. However, these estimates involve inherent uncertainties and the application of management judgment. If factors change or different assumptions are used, the share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

For the years ended December 31, 2009, 2008 and 2007, our share-based compensation expenses amounted to $13.4 million, $5.3 million and $443,000, respectively.

Income Tax and Valuation Allowance Against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

Subsequent to 2006, the majority of our deferred tax assets resulted from the differences between the book and tax bases of assets transferred as part of the reorganization of the MMORPG business and tax benefits from share-based compensation. As of December 31, 2007, we had recorded a full allowance against our gross deferred tax assets based on the following factors: (1) we were in a net loss position until 2007 and had no historical track record of profits to utilize the deferred tax assets; (2) uncertainty related to our entitlement to preferential tax treatment based on the new tax laws; (3) intense competition leading to uncertain success. In the years ended December 31, 2008 and 2009, we reversed the allowance previously recorded and recognized deferred tax assets to the extent such deferred tax assets are expected to be realized for certain subsidiaries. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment would be made to the deferred tax assets that would increase income for the period. If events were to occur in the future that would require us to realize less of our deferred tax assets than the presently recorded amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. As of December 31, 2009 and 2008, our net deferred tax assets were $1,383,000 and $237,000, respectively, resulting from temporary differences between accounting and tax basis.

Assessment of Impairment for Long-lived Assets

Our long-lived assets include intangible assets, fixed assets and other assets.

Intangible assets mainly comprise the source codes, operating rights of licensed games, computer software purchased from unrelated third parties, and other finite-lived intangible assets which are separable from the fixed assets. We amortize the cost of intangible assets over their expected future economic lives. Fixed assets comprise office building, computer equipment (including servers) and leasehold improvements, and are depreciated over the estimated useful lives of the assets on a straight-line basis. Other assets mainly represent rental deposits. Management’s judgment is required in the assessment of the economic lives of intangible assets and useful lives of the fixed assets and other assets. Based on the existence of one or more indicators of impairment, we measure any impairment of intangible assets, fixed assets and other assets based on a projected discounted cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our business model. An impairment charge would be recorded if we determined that the carrying value of intangible assets, fixed assets or other assets may not be recoverable. Our estimates of future cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors. As of December 31, 2009, 2008 and 2007, we were not aware of any indication of impairment of our intangible assets, fixed assets or other assets.

Determination of Functional Currencies

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries and our VIE in China is the RMB. The functional currency of our subsidiary in the United Kingdom is the British Pound, the functional currency of our subsidiary in Malaysia is the Malaysian Ringgit, the functional currency of our subsidiary in Korea is the Korean Won and the functional currency of our subsidiaries in Hong Kong and the United States of America is the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates. Normally, that is the currency of the environment in which it primarily generates and expends cash. Management’s judgment is essential in the determination of the functional currency which is made by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. Assets and liabilities of our subsidiaries and VIE in China are translated into U.S. dollars, our reporting currency, at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the current exchange rate in effect during the reporting period. Foreign currency translation adjustments are not included in determining net income for the period but are accumulated in a separate component of consolidated equity on the balance sheet. The accumulated foreign currency translation adjustment as of December 31, 2009 and 2008 was a gain of $778,000 and $631,000, respectively, and as of December 31, 2007 was a loss of $472,000.

Year to Year Comparisons

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. Total revenues increased by $65.8 million to $267.6 million for the year ended December 31, 2009, compared to $201.8 million for the year ended December 31, 2008. The increase was mainly due to increased popularity of our flagship game, TLBB, which we launched in May 2007. For the year ended December 31, 2009, we generated overseas licensing revenues of $7.8 million, compared to $7.2 million for the year ended December 31, 2008. The increase was mainly due to increased momentum of TLBB in Vietnam and Malaysia.

Cost of Revenues. Our cost of revenues increased by $2.9 million to $17.5 million for the year ended December 31, 2009, compared to $14.6 million for the year ended December 31, 2008. The increase was primarily due to an increase in our bandwidth leasing and communication costs, which increased by $1.1 million to $3.4 million for the year ended December 31, 2009, compared to $2.3 million for the year ended December 31, 2008, our PRC business tax and VAT that AmazGame pays on the revenues that it derives from its contractual arrangements with Gamease, which increased by $1.0 million to $3.7 million for the year ended December 31, 2009, compared to $2.7 million for the year ended December 31, 2008, and our salary and benefits expenses, which increased by $0.8 million to $5.9 million for the year ended December 31, 2009, compared to $5.1 million for the year ended December 31, 2008, all of which were due to the growth of TLBB.

Gross Profit. As a result of the foregoing, our gross profit increased by $62.9 million to $250.1 million for the year ended December 31, 2009, compared to $187.2 million for the year ended December 31, 2008. Our gross margins were 93.5% and 92.8% for the years ended December 31, 2009 and December 31, 2008, respectively.

Operating Expenses

•

Product Development Expenses. Product development expenses increased by $3.5 million to $27.4 million for the year ended December 31, 2009, compared to $23.9 million for the year ended December 31, 2008. The increase was primarily due to salary and benefits expense increasing by $2.1 million to $24.3 million for the year ended December 31, 2009, compared to $22.2 million for the year ended December 31, 2008. This increase is primarily due to an increase in the size of our research and development workforce in the year ended December 31, 2009.

•

Sales and Marketing Expenses. Sales and marketing expenses increased by $1.1 million to $40.0 million for the year ended December 31, 2009, compared to $38.9 million for the year ended December 31, 2008. The increase was primarily due to salary and benefits increasing by $1.3 million to $2.9 million for the year ended December 31, 2009, compared to $1.6 million for the year ended December 31, 2008, offset by a $0.2 million decrease in other expenses. The increase of salary and benefits was due to expansion in sales and marketing headcount in the year ended December 31, 2009.

•

General and Administrative Expenses. General and administrative expenses increased by $9.7 million to $18.8 million for the year ended December 31, 2009, compared to $9.1 million for the year ended December 31, 2008. The increase was primarily due to increases in salary and benefits expense, which increased by $6.6 million to $12.5 million for the year ended December 31, 2009, compared to $5.9 million for the year ended December 31, 2008. This increase was mainly due to the expansion of back-office headcount. Professional fees increased by $1.7 million to $4.1 million for the year ended December 31, 2009, compared to $2.4 million for the year ended December 31, 2008. This increase is mainly due to our enforcement of intellectual property rights in the year ended December 31, 2009.

Operating Profit. As a result of the foregoing, we had operating profit of $163.9 million for the year ended December 31, 2009, compared to an operating profit of $115.4 million for the year ended December 31, 2008.

Interest Expense. For the year ended December 31, 2009, interest expense was $0.1 million, compared to $0.2 million for the year ended December 31, 2008. The decrease was primarily due to the repayment of a short-term loan of $8.5 million in April 2009.

Interest Income and Foreign Currency Exchange Gain. For the year ended December 31, 2009, interest income and foreign currency exchange gain was $3.4 million, compared to $1.2 million for the year ended December 31, 2008. The increase was primarily due to increased interest income resulting from increases in cash deposited in our bank accounts.

Other (Expense )/ Income. For the year ended December 31, 2009, other income represents income of $0.2 million, compared to the expenses of $0.3 million for the year ended December 31, 2008.

Income Tax Expense. Income tax expense was $22.7 million for the year ended December 31, 2009, compared to $8.1 million for the year ended December 31, 2008. The increase was mainly due to the income tax rate for both AmazGame and Gamease having increased from 0% of 2008 to 12.5% of 2009.

Net Income. As a result of the foregoing, we had net income of $144.7 million for the year ended December 31, 2009, compared to net income of $108.0 million for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues. Total revenues increased by $159.7 million to $201.8 million for the year ended December 31, 2008, compared to $42.1 million for the year ended December 31, 2007. This increase was primarily due to an increase in our game operations revenues attributable to the success of TLBB, which we launched in May 2007. For the year ended December 31, 2008, we generated overseas licensing revenues of $7.2 million, compared to $345,000 for the year ended December 31, 2007 as we started generating revenues from overseas licensing in August 2007.

Cost of Revenues. Our cost of revenues increased by $7.3 million to $14.6 million for the year ended December 31, 2008, compared to $7.3 million for the year ended December 31, 2007. The increase was primarily due to an increase in our salary and benefits expenses, which increased by $2.8 million to $5.1 million for the year ended December 31, 2008, compared to $2.3 million for the year ended December 31, 2007, our PRC business tax and VAT that AmazGame pays on the revenues that it derives from its contractual arrangements with Gamease, which increased by $2.2 million to $2.7 million for the year ended December 31, 2008, compared to $0.5 million for the year ended December 31, 2007, bandwidth leasing and communication costs, which increased by $1.1 million to $2.3 million for the year ended December 31, 2008, compared to $1.2 million for the year ended December 31, 2007, and depreciation of computer equipment (including servers), which increased by $1.0 million to $2.1 million for the year ended December 31, 2008, compared to $1.1 million for the year ended December 31, 2007, all of which were due to the growth of TLBB and its full year operation.

Gross Profit. As a result of the foregoing, our gross profit increased by $152.4 million to $187.2 million for the year ended December 31, 2008, compared to $34.8 million for the year ended December 31, 2007. Our gross margins were 92.8% and 82.6% for the years ended December 31, 2008 and December 31, 2007, respectively.

Operating Expenses

•

Product Development Expenses. Product development expenses increased by $17.2 million to $23.9 million for the year ended December 31, 2008, compared to $6.7 million for the year ended December 31, 2007. The increase was primarily due to increases in salary and benefits expense, which increased by $16.5 million to $22.2 million for the year ended December 31, 2008, compared to $5.7 million for the year ended December 31, 2007. The increase in salary and benefits expense was due to increases in both the number of game development personnel and salary levels, as we expanded our product development department to enhance our existing games and to develop new games, increased performance-based cash bonuses to reward our employees for their contribution to our strong performance, and higher share-based compensation expenses related to equity-based awards to key product development personnel, including to our CEO, Tao Wang. See “—Our Operating Expenses—Share-Based Compensation Expenses.”

•

Sales and Marketing Expenses. Sales and marketing expenses increased by $19.0 million to $38.9 million for the year ended December 31, 2008, compared to $19.9 million for the year ended December 31, 2007. The increase was primarily due to the increased advertising and promotion expenses, which increased by $18.3 million to $36.9 million for the year ended December 31, 2008, compared to $18.6 million for the year ended December 31, 2007. This increase is attributable to the marketing of TLBB and its expansion packs through online advertising on Sohu’s web domains and on other third-party websites, as well as offline marketing including Internet cafe promotional events.

•

General and Administrative Expenses. General and administrative expenses increased by $6.1 million to $9.1 million for the year ended December 31, 2008, compared to $3.0 million for the year ended December 31, 2007. The increase was primarily due to the increase in salary and benefits expenses and professional fees. Salary and benefits expenses increased by $4.3 million to $5.9 million for the year ended December 31, 2008, compared to $1.6 million for the year ended December 31, 2007, due to the expansion of our operations. Professional fees increased by $1.3 million to $2.4 million for the year ended December 31, 2008, compared to $1.1 million for the year ended December 31, 2007, incurred primarily for preparation for our initial public offering and tax advisory services.

Operating Profit. As a result of the foregoing, we had operating profit of $115.4 million for the year ended December 31, 2008, compared to an operating profit of $5.2 million for the year ended December 31, 2007.

Interest Expense. For the year ended December 31, 2008, interest expense was $0.2 million, compared to $61,000 for the year ended December 31, 2007. The increase was primarily due to a loan in the amount of $5.0 million from Sohu.com Limited in September 2007, all of which we contributed to the capital of AmazGame to be used for working capital purposes.

Interest Income and Foreign Currency Exchange Gain. For the year ended December 31, 2008, interest income and foreign currency exchange gain was $1.2 million, compared to $44,000 for the year ended December 31, 2007. The increase was primarily due to increased interest income resulting from increases in cash deposited in our bank accounts. For the year ended December 31, 2008, foreign currency exchange loss was $0.2 million, compared to $nil for the year ended December 31, 2007, resulting from increases in cash balance and receivables denominated in U.S. dollars.

Other Expense. For the year ended December 31, 2008, other expenses were $0.3 million, compared to $nil for the year ended December 31, 2007. This increase primarily represents the donation made to various charities assisting with relief efforts relating to the earthquake that hit the Sichuan province on May 12, 2008.

Income Tax Expense. Income tax expense was $8.1 million for the year ended December 31, 2008, compared to $0.5 million for the year ended December 31, 2007. During the year ended December 31, 2008, AmazGame and Gamease were qualified as software enterprises, which entitled them to a 0% tax rate for 2008. However, to obtain this preferential rate, we were required to repay certain tax exemption benefits amounting to $2.2 million that we took in 2007. In the fourth quarter of 2008, in preparation for our initial public offering, AmazGame declared a dividend to Changyou HK, its immediate parent company in Hong Kong, and we accrued a withholding tax of $5.0 million based on the 5% withholding tax rate.

Net Income. As a result of the foregoing, we had net income of $108.0 million for the year ended December 31, 2008, compared to net income of $5.3 million for the year ended December 31, 2007.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from equity contributions by Sohu and cash flows from operations. We also received loans in the amount of $5.0 million and $3.5 million from Sohu.com Limited in September 2007 and December 2008, respectively. Such loans were repaid to Sohu in April 2009.

In April 2009, we received net proceeds of $54.7 million from our initial public offering.

On April 1, 2009, we declared a cash dividend of $96.8 million payable solely to Sohu.com (Game) Limited, which is an indirect wholly-owned subsidiary of Sohu.com Inc. In the fourth quarter of 2009, after receiving approval from the government, we paid the dividend to Sohu.com (Game) Limited. In connection with such dividend we also paid PRC withholding tax of $5.0 million.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	($ in thousands)
Net cash provided by operating activities	35,512	133,916	187,801
Net cash used in investing activities	(3,115)	(7,806)	(45,836)
Net cash used in financing activities	(18,426)	(7,305)	(49,892)
Effect of exchange rate changes on cash and cash equivalents	(99)	215	389

Net increase in cash and cash equivalents	13,872	119,020	92,462
Cash and cash equivalents at beginning of the year	1,547	15,419	134,439

Cash and cash equivalents at end of the year	15,419	134,439	226,901

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2009 was $187.8 million, which was primarily attributable to the following factors: (i) net income of $144.7 million, (ii) a decrease in prepaid and other receivables of $16.2 million primarily due to the tax refund received of $18.9 million, (iii) an increase in share-based compensation expenses of $13.1 million related to equity-based awards to executive officers and key employees and (iv) an increase in receipts in advance and deferred revenue of $9.5 million due to increased proceeds received from sales of prepaid game cards and game points, partially offset by an increase in accounts receivable of $2.4 million.

Net cash provided by operating activities for the year ended December 31, 2008 was $133.9 million, which was primarily attributable to the following factors: (i) net income of $108.0 million, (ii) an increase in accrued salary and benefits of $14.6 million, (iii) an increase in receipts in advance and deferred revenue of $12.5 million due to increased proceeds received from sales of prepaid game cards and game points and (iv) an increase in tax payables of $8.1 million due to the accrual of a 5.0% withholding tax in relation to the dividends declared by AmazGame to Changyou HK and the accrual of business tax and VAT, partially offset by an increase in prepaid and other current assets of $20.3 million primarily consisting of tax refund receivables.

Net cash provided by operating activities for the year ended December 31, 2007 was $35.5 million, which was primarily attributable to the following factors: (i) net income of $5.3 million, (ii) expenses allocated from Sohu of $15.9 million primarily consisting of sales and marketing expenses and other costs due to Sohu in the amount of $14.6 million, (iii) an increase in receipts in advance and deferred revenue of $7.1 million due to increased proceeds received from sales of prepaid game cards and game points, and (iv) an increase in payable to Sohu of $11.8 million, primarily due to sales and marketing services provided by Sohu, partially offset by an increase in receivable from Sohu of $8.8 million for online sales of our virtual prepaid game cards and game points directly to game players conducted through Sohu’s PEAK system.

Investing Activities

For the year ended December 31, 2009, net cash used in investing activities was $45.8 million and was primarily attributable to our purchase of fixed assets, consisting primarily of office building, leasehold improvements and computer equipment (including servers) for an aggregate of $43.2 million.

For the year ended December 31, 2008, net cash used in investing activities was $7.8 million and was primarily attributable to purchase of fixed assets, consisting primarily of leasehold improvements and computer equipment (including servers), for the aggregate amount of $7.3 million.

For the year ended December 31, 2007, net cash used in investing activities was $3.1 million. This was primarily attributable to the purchase of fixed and other assets, consisting primarily of computer equipment (including servers), for the aggregate amount of $4.8 million partially offset by the proceeds of $1.7 million from the disposal of a 15% equity interest in Beijing Pixel Software Technology Co. Ltd, an associate.

Financing Activities

For the year ended December 31, 2009, net cash used in financing activities was $49.9 million, which was primarily due to a dividend distribution to Sohu of $96.8 million, and repayment of short-term loan from Sohu of $8.5 million, partially offset by net cash inflow of $55.7 million from our initial public offering.

For the year ended December 31, 2008, net cash used in financing activities was $7.3 million, which was primarily due to a distribution to Sohu of a deemed dividend of $9.9 million, partially offset by short-term loan proceeds from Sohu of $3.5 million.

For the year ended December 31, 2007, net cash used in financing activities was $18.4 million, which was primarily attributable to a distribution to Sohu of $23.4 million, partially offset by short-term loan proceeds from Sohu of $5.0 million.

Restrictions on Cash Transfers to Us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made by our PRC subsidiary. We conduct substantially all of our operations through Gamease, our VIE, which generates all of our revenues. As Gamease is not owned by our subsidiaries, it is not able to make dividend payments to our subsidiaries. Instead, AmazGame, our subsidiary in China, has entered into a number of contracts with Gamease to provide services to Gamease in return for cash payments. In order for us to receive any dividends, loans or advances from AmazGame, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from Gamease to AmazGame. Depending on the nature of services provided by AmazGame to Gamease, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that AmazGame receives from Gamease. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

In addition, regulations in the PRC currently permit payment of dividends of a PRC company, such as AmazGame, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. AmazGame is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of AmazGame’s registered capital. These reserves are not distributable as cash dividends, or as loans or advances. AmazGame may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.

Furthermore, under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Any dividends paid by AmazGame to Changyou HK will be subject to a withholding tax at the rate of 5%, which will reduce the amount of cash available for distribution to us.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

We believe that our existing cash is sufficient to sustain our operations for at least the next twelve months.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $45.8 million, $7.0 million and $5.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. The increase in 2009 was primarily due to our having entered into agreements in August 2009 with Beijing Yinhe Wanda Co., Ltd. for the purchase of an office building in Beijing with an area of approximately 14,950 square meters. We paid in full during 2009 the aggregate purchase price of approximately $33.4 million.

Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. Moreover, we also focus on the improvement of our licensed games. We intend to further expand our internal game development capabilities and license more new games that are attractive to users in China.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or product development services with us.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Operating lease obligations	3,317	1,591	1,726	—
Bandwidth leasing charges	2,177	1,741	436	—
License fees of online games developed by third-parties	2,006	1,889	117	—

Total	7,500	5,221	2,279	—

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2009.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is East Tower, Jing Yan Building, No. 29 Shijingshan Road, Shijingshan District, Beijing 100043, People’s Republic of China.

Directors and Executive Officers	Age	Position
Charles Zhang	45	Chairman of the Board of Directors
Tao Wang	34	CEO and Director
Dewen Chen	34	President and Chief Operating Officer
Alex Ho	35	Chief Financial Officer
Xiaojian Hong	32	Chief Technology Officer
Dave De Yang (1)	44	Independent Director
John Zhuang Yang (1)	55	Independent Director
Baoquan Zhang (1)	52	Independent Director

(1)	Member of the audit committee of our board of directors.

Dr. Charles Zhang is the Chairman of our board of directors. Dr. Zhang is the founder of Sohu and has been Chairman of the Board and CEO of Sohu since August 1996. Prior to founding Sohu, Dr. Zhang worked for Internet Securities Inc., or ISI, and helped establish its China operations. Prior to joining ISI, he worked as Massachusetts Institute of Technology’s liaison officer with China. Dr. Zhang has a Ph.D. in Experimental Physics from the Massachusetts Institute of Technology and a bachelor of science degree from Tsinghua University in Beijing.

Tao Wang is our CEO and a director. Mr. Wang has over 12 years of experience in the computer game industry in China and was one of the principal founders of our online game business. Prior to our carve-out from Sohu, Mr. Wang served as Sohu’s Vice President of MMORPG business. Mr. Wang joined Sohu in December 2004 and was instrumental in the ramp up of our MMORPG business and played a key role in the success of TLBB. Prior to joining Sohu, Mr. Wang worked at Sina and was the Managing Technology Director for its iGAME development and operations. From 2001 to 2003, Mr. Wang served as the Vice President and Chief Technology Officer of Beijing Tian Ren Interactive Software Technologies Co. Ltd., a PRC games distributor and operator. From 1998 to 2001, Mr. Wang was a project manager at Object Software (Beijing) Limited, one of the pioneer games and multi-media software developers in China, responsible for its PC console games, Internet games and multi-media educational software development. From 1997 to 1998, Mr. Wang worked at Fuzhou Wai Xin Software Technologies Co. Ltd. as a software development engineer. Mr. Wang received a bachelor’s degree in Engineering from Hangzhou Industrial Electronics Institute.

Dewen Chen is our Chief Operating Officer and one of the principal founders of our online game business. In January 2010, Mr. Chen was appointed as our President. Mr. Chen joined Sohu in 2005 as a business manager, responsible for building our sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu’s games products. Prior to our carve out from Sohu, Mr. Chen was the Director of Marketing & Operations of the MMORPG business of Sohu. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

Alex Ho is our Chief Financial Officer. Prior to our initial public offering, Mr. Ho was the Senior Finance Director of Sohu, which he joined in January 2005. Prior to joining Sohu, Mr. Ho worked at Arthur Andersen & Co. and PricewaterhouseCoopers in Hong Kong and Beijing, where he was a Senior Manager of Assurance and Business Advisory. With an extensive knowledge of and background in both U.S. and Chinese accounting principles and tax laws, financial management and SEC reporting, Mr. Ho has helped companies through executing mergers and acquisitions in Asia, restructuring businesses, completing the initial public offering process for international markets, as well as compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Mr. Ho has a bachelor’s degree in Finance and Accounting from the University of Hong Kong. Mr. Ho is a member of the American Institute of Certified Public Accountants, the Institute of Management Accountants and the Hong Kong Institute of Certified Public Accountants.

Xiaojian Hong is our Chief Technology Officer and was one of the principal founders of our MMORPG business. Mr. Hong has significant experience in the security, efficiency and stability of online games software and operations. Prior to our carve-out from Sohu, Mr. Hong was a Senior Manager of Sohu and played a key role in building Sohu’s MMORPG software development division and was responsible for strategic planning for technology framework design and module development for our MMORPG business. From 2004 to 2005, Mr. Hong worked at Sina and was a research and development manager of its iGAME project. From 2001 to 2004, Mr. Hong was the Manager of Research and Development of Beijing Tian Ren Interactive Software Technologies Co. Ltd., responsible for in-house digital games design and development and introduction, distribution and localization of popular overseas games products. From 1999 to 2001, Mr. Hong was a project manager of Object Software (Beijing) Limited. Mr. Hong received a bachelor’s degree in Engineering from Beijing Technology University.

Dave De Yang has served as an independent director and a member of our audit committee since April 2009. For the past seven years, Mr. Yang has worked for McDonald’s Corporation as a financial director and a senior director. Since 2009, Mr. Yang has served as the financial director of the McDonald’s Corporation in China. Prior to such role, he served as the financial director of McDonald’s Corporation in India and as a senior director of McDonald’s Corporation in Asia Pacific and Africa where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a senior advisor. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has a master of business administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in Physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Dr. John Zhuang Yang has served as an independent director and a member of our audit committee since April 2009. Dr. Yang is the U.S. Dean of the Beijing International MBA program at Beijing University, an adjunct Professor of Management at the China Center for Economic Research at Beijing University and an Associate Dean and Associate Professor of Management at Fordham University. Dr. Yang received his Ph.D. in Business Administration from Columbia University in 1991 and received an M.A. in Sociology, also from Columbia University, in 1985. In addition, Dr. Yang received an MPA degree in International and Public Affairs from The Woodrow Wilson School of Public and International Affairs of Princeton University in 1984. He received a bachelor’s degree in English Language and Literature from Beijing University. Since September 2007, Dr. Yang has served on the board of directors of New Oriental Education & Technology Group, a public company listed on the New York Stock Exchange (NYSE: EDU) since September 2006, which provides private educational services in China. Dr. Yang also serves on the board of directors of Tristate Holdings Limited, a fashion clothing manufacturer listed on the Hong Kong Stock Exchange (stock code 00458) since 1999.

Baoquan Zhang has served as an independent director and a member of our audit committee since April 2009. Mr. Zhang is the President of Antaeus Group, which he founded in the early 1990s and is one of the largest real estate development companies in Beijing. The Antaeus Group has recently branched out to the entertainment industry with its recent investment in the Chinese film, Ip Man, a film about a legendary Kung Fu master. Mr. Zhang also operates the Today Art Gallery, a large non-profit art gallery in Beijing. In June 2008, Mr. Zhang received the 2008 Mont Blanc de la Culture Arts Patronage Award, presented by the German luxury goods manufacturer to honor those who have dedicated time, energy and financial support to the arts and cultural development around the world. Mr. Zhang also publishes art magazines and numerous art books every year. Mr. Zhang is a member of the Chinese Writers Association and the Chinese Calligraphers Association. He received a bachelor’s degree in Art from the Beijing Film Academy.

Compensation of Directors and Executive Officers

For the year ended December 31, 2009, we paid an aggregate of approximately $7.6 million in cash compensation to our executive officers, and we granted a total of 1,200,000 Class A restricted share units to our executive officers other than Tao Wang. We paid an aggregate of $113,000 in cash compensation to our non-executive directors other than Dr. Charles Zhang. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, we may terminate an executive officer’s employment for cause, at any time, for certain acts of such officer such as willful misconduct or gross negligence, repeated failure to perform substantially his duties, indictment or conviction for or confession of a felony, or any crime involving moral turpitude. In such case, such officer will not be entitled to receive payment of any severance benefits or other amounts by reason of termination other than accrued salary and vacation through the date of termination and such officer’s right to all other benefits will terminate, except as required by any applicable law.

We may also terminate our employment agreements with our executive officers without cause upon thirty-days’ advance written notice. In such case of termination by us and also in a case where an executive officer voluntarily terminates his employment with us upon thirty-days’ advance written notice for “good reasons,” we are required to provide him with severance benefits equal to an amount up to six (6) months of his monthly base salary, provided that such executive officer complies with the “employee non-competition, non-solicitation, confidential information and work product agreement” during the severance period and execute a release agreement in the form requested by us. “Good reasons” include (i) any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his title and position, and (ii) any material breach of the employment agreement by us, including any reduction in the executive officer’s base salary or our failure to pay to him any portion of his compensation.

In addition, each of our executive officers has entered into an employee non-competition, non-solicitation, confidential information, and work product agreements with us. Under these agreements, each of our executive officers has agreed to be bound by (i) non-competition restrictions during his employment and for one year after the termination of his employment or for such longer period during which we pay him any severance benefits, and (ii) non-solicitation restrictions during the non-competition period. Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or customers, or the confidential or proprietary information of any third party held by us in confidence. The executive officers have also agreed to disclose to us all inventions which they conceive and develop during the employment and to assign all right, title and interest in them to us and agreed not to assert any such rights against us.

Share Incentive Plan

In December 2008, our board of directors and our shareholders adopted our 2008 Share Incentive Plan to attract, motivate and retain the best available personnel, provide additional incentives to our employees, directors and consultants and promote the success of our business. Our 2008 Share Incentive Plan provides for the issuance of up to 20,000,000 ordinary shares, of which 17,740,000 are Class B ordinary shares and 2,260,000 are Class A ordinary shares.

Plan Administration. Our board of directors or our compensation committee will administer our share incentive plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under our 2008 Share Incentive Plan.

•

Options. Options provide for the right to purchase our ordinary shares at a specified exercise price subject to vesting, and generally will become exercisable in four equal annual installments beginning on the first anniversary of the date of grant.

•

Restricted Shares. A restricted share award is the sale of ordinary shares at a price determined by our board or our compensation committee or a grant of our ordinary shares, in each case subject to vesting terms.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying ordinary shares. If any of the restricted share units that are settleable in Class B ordinary shares expire without settlement, such underlying Class B ordinary shares will be automatically converted into Class A ordinary shares and such Class A ordinary shares so converted will become available for future issuance under our 2008 Share Incentive Plan.

Award Document. Awards granted under our share incentive plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by our board or compensation committee in its sole discretion.

Termination of the Share Incentive Plan. Without further action by our board of directors, our share incentive plan will terminate in August 2018. Our board of directors may amend, suspend, or terminate our 2008 Share Incentive Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our share incentive plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

Issuance of Restricted Shares and Restricted Share Units to Executive Officers

On January 15, 2009, 8,000,000 Class B restricted shares were issued out of Sohu.com (Game) Limited’s equity interest in us to Prominence Investments Ltd., a British Virgin Islands company beneficially owned by Tao Wang, our CEO. These restricted shares will vest over a four-year period, subject to acceleration under certain circumstances, commencing on February 1, 2008, and will be forfeited to Sohu.com (Game) Limited if the vesting conditions are not met. Prominence Investments Ltd.’s right to sell 2,000,000 of such restricted shares after full vesting has otherwise occurred is further restricted through January 2015. As of December 31, 2009, 2,000,000 of such restricted shares have become vested and are no longer subject to forfeiture and 6,000,000 remain subject to vesting. See “Operating And Financial Review And Prospects—Operating Expenses—Share-based Compensation Expenses” in Item 5.

On January 15, 2009, we issued to our executive officers other than Tao Wang an aggregate of 1,800,000 of our Class B restricted shares. On March 13, 2009, we exchanged these Class B restricted shares for restricted share units (settleable in Class B ordinary shares). The vesting of these restricted share units was contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and the restricted share units are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. On April 21, 2009, we granted to our executive officers other than Tao Wang an aggregate of 1,200,000 of our Class A restricted share units. These restricted share units are subject to vesting over a four-year period and will be forfeited to us if the vesting conditions are not met. See “Operating And Financial Review And Prospects—Operating Expenses—Share-based Compensation Expenses.”

As of December 31, 2009, we had granted the following restricted shares and restricted share units to our directors and executive officers pursuant to our 2008 Share Incentive Plan.

Directors and Executive Officers	Restricted Shares and Restricted Share Units		Date of Grant	End of Vesting Period
Tao Wang	8,000,000	(1)	January 15, 2009	February 1, 2012
Dewen Chen	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April, 21, 2013
Alex Ho	*	(2)	January 15, 2009	February 1, 2012
	*	(3)	April 21, 2009	April 21, 2013
Xiaojian Hong	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April, 21, 2013

(1)	Class B restricted shares. As of December 31, 2009, 2,000,000 of such Class B restricted shares have become vested and are no longer subject to forfeiture.
(2)	Restricted share units settleable in Class B ordinary shares.
(3)	Restricted share units settleable in Class A ordinary shares.
*	Less than 1% of our total outstanding voting securities.

Board of Directors

Our board of directors currently consists of Dr. Charles Zhang, Tao Wang, Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang. Our directors are elected by the holders of our ordinary shares and will hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our memorandum and articles of association. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the NASDAQ Stock Market Rules. A controlled company need not comply with the applicable NASDAQ corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and corporate governance and nominating committees. Because more than 50% of the voting power of our company is held by Sohu, we qualify as a “controlled company” under the NASDAQ Stock Market Rules, and we avail ourselves of the controlled company exception provided under those rules. In the event that we are no longer a controlled company, a majority of our board of directors will be required to be independent and it will be necessary for us to have compensation and corporate governance and nominating committees that are composed entirely of independent directors, subject to a phase-in period during the first year we cease to be a controlled company.

Committees of the Board of Directors

Audit Committee. Our audit committee currently consists of Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang. Our board of directors has determined that Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 5605 of the NASDAQ Stock Market Rules. In addition, our board of directors has determined that Dave De Yang meets the criteria of an audit committee financial expert as set forth under the applicable SEC rules and Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our board, and will be posted on our website at www.changyou.com. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	overseeing our accounting and financial reporting processes and audits of the financial statements of our company;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act and in the NASDAQ Stock Market Rules;

•	discussing the annual audited financial statements with management and the independent auditors;

•

reviewing major issues as to the adequacy of our internal controls over financial reporting and any special audit steps adopted in the light of any significant deficiencies or materially weakness in our internal controls; and

•	meeting separately and periodically with management and the independent auditors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek various remedies if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the board of directors.

Employees

As of December 31, 2007, 2008, and 2009, we had 296, 628 and 1,248 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2009:

	As of December 31, 2009
	Number	Percentage
Product development	528	42.3%
Game operations(1)	291	23.3%
Sales and marketing	116	9.3%
Customer service	157	12.6%
General and administration	156	12.5%

Total	1,248	100.0%

(1)	Includes technical support employees.

In addition, as of December 31, 2009, we had 120 part-time employees. None of our employees are represented by a labor union. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 26, 2010 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	—	—
Tao Wang(2)	15,000,000	14.5%
Alex Ho	*	*
Dewen Chen	*	*
Xiaojian Hong	*	*
Dave De Yang	—	—
John Zhuang Yang	—	—
Baoquan Zhang	—	—
Principal Shareholder:
Sohu.com (Game) Ltd.(3)	70,250,000	68.1%
Prominence Investments Ltd.(2)	15,000,000	14.5%

*	Less than 1% of our total outstanding voting securities.
(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units that will vest within 60 days after February 26, 2010. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(2)	Consists of 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares held by Prominence Investments Ltd. Prominence Investments Ltd. is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our CEO, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore. Of the 8,000,000 Class B restricted shares beneficially held by Mr. Wang, the 4,000,000 that remain unvested as of the date of this annual report will be forfeited to Sohu.com (Game) Limited upon any forfeiture of the shares in the event that a vesting condition is not met. The 15,000,000 Class B ordinary shares held of record by Mr. Wang represent approximately 17.2% of the voting power of all issued and outstanding ordinary shares of Changyou.
(3)

Consists of Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, KY1-1112. The 70,250,000 Class B ordinary shares held of record by Sohu.com (Game) Ltd. represent approximately 80.7% of the voting power of all issued and outstanding ordinary shares of Changyou. Of the 8,000,000 Class B restricted shares beneficially held by Mr. Wang, the 4,000,000 that remain unvested as of the date of this annual report will be forfeited to Sohu.com (Game) Limited upon any forfeiture of the shares in the event that a vesting condition is not met.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. With respect to matters requiring a shareholder vote, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Holders of Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Tao Wang holds Class B restricted shares, and once such shares are vested, he may choose to convert his Class B ordinary shares into the same number of Class A ordinary shares. Class B restricted shares are only transferable to an affiliate of the holder.

All of 17,885,000 Class A ordinary shares issued and outstanding as of February 26, 2010, or approximately 17.3% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of December 31, 2009, Sohu held approximately 68% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81% of the total voting power in Changyou. As of December 31, 2009, Sohu continues to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with Gamease and Its Shareholders

PRC laws currently restrict foreign ownership of online game businesses. To comply with PRC laws, we conduct our game operations and distribution businesses through AmazGame’s contractual arrangements with Gamease and its shareholders. The equity interests in Gamease are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by a Changyou employee. The following is a summary of the agreements currently in effect:

•

Loan Agreements, between AmazGame and Gamease shareholders. These loan agreements provide for loans of $879,000 to Tao Wang and of $586,000 to the Changyou employee for them to make contributions to the registered capital of Gamease in exchange for the 60% and 40% equity interests, respectively, in Gamease. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame of their respective equity interests in Gamease.

•

Equity Interest Purchase Right Agreements, among AmazGame, Gamease and Gamease shareholders. Pursuant to these agreements, AmazGame and any third party designated by AmazGame have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Tao Wang or the Changyou employee, as the case may be, all or any part of his or her equity interests in Gamease at a purchase price equal to their initial contributions to the registered capital of Gamease or the respective proportion of such initial contribution in the case of a partial purchase of such equity interests in Gamease.

•

Equity Pledge Agreements, among AmazGame, Gamease and the shareholders of Gamease. Pursuant to these agreements, Tao Wang and the Changyou employee pledged to AmazGame their equity interests in Gamease to secure the performance of their respective obligations and Gamease’s obligations under the various VIE-related agreements. If any of the shareholders of Gamease breaches his or her respective obligations under any VIE-related agreements (Gamease’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their respective obligations), including the Equity Pledge Agreement, AmazGame is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all the rights such shareholder has as a shareholder of Gamease.

•	Business Operation Agreement, among AmazGame, Gamease and the shareholders of Gamease. This agreement sets forth the rights of AmazGame to control the actions of the shareholders of Gamease.

•

Powers of Attorney, executed by the shareholders of Gamease in favor of AmazGame. These powers of attorney give AmazGame the exclusive right to appoint nominees to act on behalf of each of the two Gamease shareholders in connection with all actions to be taken by Gamease.

•

Technology Support and Utilization Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame has the exclusive right to provide product development and application services and provide technology support to Gamease for a fee in an amount equal to 65% of Gamease’s revenues.

•

Services and Maintenance Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame provides marketing, staffing, business operation and maintenance services to Gamease in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Transactions and Agreements with Sohu

Expenses charged from Sohu for sales and marketing services and certain other services, including the use of Sohu’s PEAK system, amounted to $20.1 million, $19.3 million and $14.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate marketing and general administrative expenses allocated from Sohu were $0.3 million, $11.3 million and $3.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

For 2008 and 2007, the corporate marketing and general administrative expenses allocated from Sohu using a proportional cost allocation methodology consisted primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. The amounts of these charges were allocated to us based on revenues, number of employees and number of servers attributable to us. Generally, shared services of human resources were allocated to us based on our headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated to us based on our usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated to us based on our revenues as a proportion of total revenues of the Sohu Group.

For 2009, we continued to use the Sohu logo, to purchase banner advertisements from Sohu, and to include advertisements for and links to our MMORPGs on Sohu’s 17173.com website. For each of such services, we paid Sohu at the same rates as Sohu charges third parties for such services. We also used Sohu’s PEAK online billing system and used Sohu to provide links to our MMORPG website on Sohu.com’s main website, for which we paid Sohu at a rate comparable to the rates charged by third-party providers for similar services. In the future, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Stock Market Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee will be required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

The following are summaries of a Master Transaction Agreement, a Non-Competition Agreement, and a Marketing Services Agreement between Sohu and us:

Master Transaction Agreement

The Master Transaction Agreement contains key provisions relating to our carve-out from Sohu. The Master Transaction Agreement provides for cross-indemnities that generally will place the financial responsibility on us for all liabilities associated with the current and historical MMORPG business and operations transferred to us, and generally will place on Sohu the financial responsibility for liabilities associated with all of Sohu’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The Master Transaction Agreement also contains indemnification provisions under which we and Sohu indemnify each other with respect to breaches of the Master Transaction Agreement or any related inter-company agreement.

In addition to our general indemnification obligations described above relating to the current and historical Sohu business and operations, we have agreed to indemnify Sohu against liabilities arising from misstatements or omissions in the prospectus for our initial public offering or the registration statement of which it is a part, except for misstatements or omissions relating to information that Sohu provided to us specifically for inclusion in the prospectus or the registration statement of which it forms a part. We also have agreed to indemnify Sohu against liabilities arising from any misstatements or omissions in our periodic SEC filings and from information we provide to Sohu specifically for inclusion in Sohu’s annual or quarterly reports, but only to the extent that the information pertains to us or our business or to the extent Sohu provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of Sohu.

In addition to Sohu’s general indemnification obligations described above relating to the current and historical Sohu business and operations, Sohu will indemnify us against liabilities arising from misstatements or omissions with respect to information that Sohu provided to us specifically for inclusion in the prospectus for our initial public offering or the registration statement of which it is a part. Sohu will also indemnify us against liabilities arising from information Sohu provides to us specifically for inclusion in our periodic SEC filings, but only to the extent that the information pertains to Sohu or Sohu’s business or to the extent we provide Sohu prior written notice that the information will be included in our periodic SEC filings and the liability does not result from our action or inaction.

        For liabilities arising from events occurring on or before the date of the prospectus for our initial public offering, the Master Transaction Agreement contains a general release. Under this provision, we release Sohu and its subsidiaries, VIEs, successors and assigns, and Sohu will release us and our subsidiaries, VIE, successors and assigns, from any liabilities arising from events between us on the one hand, and Sohu on the other hand, occurring on or before the date of the prospectus, including in connection with the activities to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the Master Transaction Agreement or the other inter-company agreements or to specified ongoing contractual arrangements.

Furthermore, under the Master Transaction Agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by Sohu and to maintain the same fiscal year as Sohu until such time as Sohu no longer owns at least a majority of our voting securities. We also have agreed to use our reasonable best efforts to complete our audit and provide Sohu with all financial and other information on a timely basis so that Sohu may meet its deadlines for its filing annual and quarterly financial statements.

Non-Competition Agreement

Under the Non-Competition Agreement, Sohu has agreed, until the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and five years after March 17, 2009, the date that the registration statement for our initial public offering was first publicly filed with the SEC, or the non-competition period, that it will not compete with us in the MMORPG business anywhere in the world. We have agreed during the non-competition period not to compete with Sohu in the Internet portal, search, mobile value-added services and games business, and any other businesses, except MMORPGs and related support services, conducted or contemplated to be conducted by Sohu as of the date of the prospectus for our initial public offering. Sohu is entitled to continue to provide links to MMORPGs and other games, including to those of our competitors, that it provides on its 17173.com website. In addition, both parties have agreed not to solicit the employees of the other party.

Marketing Services Agreement

The Marketing Services Agreement provides that Sohu will provide certain rights and services to us, including marketing services and Sohu’s PEAK system for the distribution of our virtual prepaid game cards. The agreement further provides for the license from Sohu to us of certain domain names, permits us to co-brand our games with the Sohu name and logos, and allows us to identify ourselves as a member of the Sohu Group. The agreement will terminate upon the later of the date that is three years after the first date upon which Sohu ceases to own in the aggregate at least 10% of the voting power of the then outstanding securities of Changyou and the fifth anniversary of March 17, 2009.

Loans Outstanding

We received loans in the amount of $5.0 million and $3.5 million from Sohu.com Limited in September 2007 and December 2008, respectively. The $5.0 million loan made in 2007 was advanced by Sohu to fund the establishment of AmazGame, and the $3.5 million loan made in 2008 was advanced to provide for working capital needs of Changyou HK. The loans were repaid in April 2009.

Amounts Due to/from Sohu

Intercompany payables to Sohu, arising mainly from expenses charged from Sohu for sales and marketing services provided to us, amounted to $5.0 million as of December 31, 2009, compared to $10.8 million as of December 31, 2008. Intercompany payables to Sohu, arising mainly from assets transferred from and services provided by Sohu in 2007, amounted to $21.7 million as of December 31, 2007. Intercompany receivables from Sohu, arising mainly from customer advances collected by Sohu on our behalf, were $0.3 million, $8.5 million and $8.8 million as of December 31, 2009, 2008 and 2007, respectively. These balances are interest free and settleable on demand, and are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts that would be charged to third parties.

Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

On April 1, 2009, we declared a cash dividend of $96.8 million payable solely to Sohu.com (Game) Limited, which is an indirect wholly-owned subsidiary of Sohu.com Inc. In the fourth quarter of 2009, after receiving approval from the government, we paid the dividend to Sohu.com (Game) Limited. Our only other shareholder on April 1, 2009, Prominence Investments Ltd., a British Virgin Islands company beneficially owned by Tao Wang, our CEO, was not entitled to participate in this dividend.

We do not expect to pay dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Future cash dividends, if any, will be declared at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant.

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars, subject to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of ADSs in any means it deems legal, fair and practical.

ITEM 9.	THE OFFER AND LISTING

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009

The following table provides the high and low reported sale prices for our ADSs on the NASDAQ Global Select Market for (1) each quarter in the most recent two fiscal years and the most recent quarter and (2) each of the most recent six months.

	Trading Price ($)
	High	Low
2009 (from April 2, 2009)
Full Year	48.37	19.00
Second Quarter	46.85	19.00
Third Quarter	48.37	35.20
Fourth Quarter	35.73	29.00
August	41.00	36.01
September	42.82	35.20
October	35.73	29.05
November	35.13	29.00
December	34.30	30.00
2010
January 2010	36.40	31.75
February 2010 (through February 25, 2010)	34.49	30.60

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our Registration Statement on Form F-1 (File No. 333-158061) originally filed with the SEC on March 17, 2009. Our shareholders adopted our second amended and restated memorandum and articles of association by a special resolution on March 16, 2009.

Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar by the end of 2009. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under United States state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Changyou.com HK Limited, or Changyou HK, our equity interest in AmazGame, our subsidiary in the PRC. Our business operations are principally conducted through AmazGame and Gamease, our VIE controlled by AmazGame. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Changyou HK is a Hong Kong company and owns 100% of AmazGame, under the aforesaid arrangement, any dividends that AmazGame pays Changyou HK will likely be subject to a withholding tax at the rate of 5% if Changyou HK and we are not considered to be PRC tax resident enterprises as described below.

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK are located in China. If we or Changyou HK is considered as a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

PRC taxation of our overseas shareholders

The implementation rules of the New CIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and Changyou HK are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at the rate up to 10%. See “Risk Factors—There are significant uncertainties under the new corporate income tax law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiary. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.”

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or Class A ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold the ADSs or Class A ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not describe all of the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares; or

•	persons holding ADSs or Class A ordinary shares through partnerships or other pass-through entities.

U.S. holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or Class A ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. holders” will apply to a beneficial owner of ADSs or Class A ordinary shares who is, for United States federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The tax treatment of a partner in a partnership or other entity taxable as a partnership that holds ADSs or Class A ordinary shares, depends on the partner’s status and the activities of the partnership.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. A holder of ADSs, you will be treated as the holder of the underlying Class A ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends and Other Distributions on ADSs or Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to a U.S. holder with respect to ADSs or Class A ordinary shares including any amount withheld in respect of PRC taxes generally will be included in U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the Class A ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A ordinary shares) and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. holder should expect that a distribution generally will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. holders including individual U.S. holders, for taxable years beginning before January 1, 2011, dividends may be taxed at a capital gains rate applicable to “qualified dividend income” provided that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a passive foreign investment company with respect to the U.S. holder (as discussed below) for our taxable year in which the dividend was paid and we were not a passive foreign investment company in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs currently are) on the NASDAQ Global Select Market. U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. For foreign tax credit purposes, dividends paid on our Class A ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to a U.S. holder with respect to our ADSs or Class A ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes will be treated as foreign taxes eligible for credit against the U.S. holder’s United States federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit in such U.S. holders’ particular circumstances.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and the U.S. holder’s tax basis in the ADS or Class A ordinary share. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADS or Class A ordinary share for more than one year will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as United States source income (or loss, in the case of losses, subject to certain limitations).

As described above under “Taxation—PRC Taxation,” any gain from the disposition of our ADSs or Class A ordinary shares may be subject to PRC withholding tax. In such event, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and their ability to credit any PRC tax withheld in respect of a sale of our ADSs or Class A ordinary shares against their United States federal income tax liability.

Passive Foreign Investment Company

We believe that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending December 31, 2010. Our expectation is based on our current and anticipated operations and composition of our earnings and assets for the 2009 taxable year, including the current and expected valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we currently hold, and expect to continue to hold a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), our PFIC status may depend in large part on the market price of our ADS. Accordingly, fluctuations in the market price of our ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entity will be treated for purposes of the PFIC rules. Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change.

If we are a PFIC for any taxable year during which a U.S. holder holds ADSs or Class A ordinary shares, such U.S. holder will be subject to special tax rules with respect to any “excess distribution” that such U.S. holder receives and any gain that such U.S. holder realizes from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless the holder makes a “mark-to-market” election as discussed below. For purpose of these special rules, if we are a PFIC for any year during which a U.S. holder holds ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds ADS or Class A ordinary shares. Under certain attribution rules, if we are a PFIC, a U.S. holder will be deemed to own such U.S. holder’s proportionate share of any subsidiaries or other entities which are PFICs in which we hold (directly or indirectly through other PFICs) an equity interest (“subsidiary PFICs”), and will generally be treated for purposes of the PFIC rules as if such U.S. holder directly held the shares of such subsidiary PFICs.

Under these special rules, distributions that a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions that such U.S. holder received during the shorter of the three preceding taxable years or such U.S. holder’s holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of ADSs or Class A ordinary shares cannot be treated as capital, even if the U.S. holder holds the ADSs or Class A ordinary shares as capital assets. A U.S. holder will be subject to the same United States federal income tax rules as described above on indirect or constructive distributions that the U.S. holder is deemed to receive on shares of a subsidiary PFIC and on indirect or constructive dispositions of shares of subsidiary PFICs.

Alternatively, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. A mark-to-market election will not be available, however, with respect to any subsidiary PFICs. If a U.S. holder makes a mark-to-market election for the ADSs or Class A ordinary shares, such U.S. holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A ordinary shares as of the close of such U.S. holder’s taxable year over such U.S. holder’s adjusted basis in such ADSs or Class A ordinary shares. The U.S. holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or Class A ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in a U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Class A ordinary shares. A U.S. holder’s basis in the ADSs or Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If the U.S. holder makes a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for “qualified dividend income” discussed above would not apply). The basis adjustment and income or loss inclusion described here under this alternate mark-to-market regime will only apply during years in which we are a PFIC.

The mark-to-market election will only be available for “marketable stock” which is stock that is traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and regularly traded on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, it can be expected that the mark-to-market election would be available to U.S. holders of our ADSs if we were to become a PFIC.

A third alternative taxation regime which may be available to some U.S. investors in PFICs, known as the “qualified electing fund” (QEF) treatment, will not be available to U.S. holders of our ADSs or Class A ordinary shares. This is because QEF treatment requires the PFIC to supply annually certain information to U.S. holders of ADSs or Class A ordinary shares, and we will not be supplying such information.

A U.S. holder of ADSs or Class A ordinary shares in any year in which we are a PFIC will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or Class A ordinary shares and any gain realized on the disposition of the ADSs or Class A ordinary shares. In addition, if we are a PFIC for a taxable year in which we pay a dividend, or for the prior taxable year, the lower applicable capital gains rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

Holders and prospective holders of our ADSs are urged to consult their tax advisors regarding the application of the PFIC rules to an investment in ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of ADSs or Class A ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s United States federal income tax liability, and such U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Available Additional Information

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC.

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our Web site at http://www.changyou.com. We will not furnish hard copies of such reports to holders of our ADSs unless we are requested to do so in writing by a holder. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting holder free of charge.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2009 were $267.6 million and our total assets as of December 31, 2009 were $289.4 million, representing revenues of RMB1.83 billion and total assets of RMB1.98 billion at the noon buying rate of RMB6.8259 to $1.00 on December 31, 2009. If the value of the RMB were to depreciate by approximately 10% to RMB7.5000 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $243.5 million and $263.4 million, respectively. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment” in Item 3.

The RMB is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment. In addition, commencing on July 21, 2005, China reformed its exchange rate regime by changing to a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Under the managed floating exchange rate regime, the RMB is no longer pegged to the U.S. dollar. The exchange rate of the RMB against the U.S. dollar was adjusted to RMB8.11 per U.S. dollar as of July 22, 2005, representing an appreciation of about 2%. The People’s Bank of China will announce the closing prices of foreign currencies such as the U.S. dollar traded against the RMB in the inter-bank foreign exchange market after the closing of the market on each business day, and will make such prices the central parity for trading against the RMB on the following business day. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2009, which consisted of cash and bank deposits, current assets other than cash and bank deposits, and current liabilities. The maturity of those financial instruments was less than one year and their book value approximated fair value.

	Denominated in
	US$	RMB	Total
		(in thousands)
Cash and bank deposits	$47,203	$179,698	$226,901
Current assets other than cash and bank deposits	1,133	7,322	8,455
Current liabilities	553	67,983	68,536

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was -0.7%, 5.9% and 4.8% in 2009, 2008 and 2007, respectively. If inflation rises, it may materially and adversely affect our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk. We have not been, nor do we expect to be, exposed to material risks due to changes in interest rates on borrowings because we have not incurred, and do not expect to incur, any significant third-party debt. Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with original maturities of three months or less.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement, which was filed as an exhibit to our Registration Statement on Form F-1 filed with the SEC on March 17, 2009 (File No. 333-158061), and the types of services and the amount of the fees or charges paid therefor:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Pursuant to an agreement dated April 1, 2009 between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May 2009 for our expenses, including investor relations expenses, legal fees, accounting fees, NASDAQ listing application and listing fees and related expenses, in the aggregate amount of $1,087,000, which is net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

On April 1, 2009, our registration statement on Form F-1 (File No. 333-158061), as amended, was declared effective by the SEC for our initial public offering, pursuant to which we and Sohu.com (Game) Limited, an indirect wholly-owned subsidiary of Sohu and the selling shareholder in the offering, offered and sold a total of 8,625,000 ADSs at the public offering price of $16.00 per ADS. The offering was completed on April 7, 2009.

We sold 3,750,000 ADSs and the selling shareholder sold 4,875,000 ADSs. We received net proceeds of approximately $54.7 million, after deducting underwriting discounts and commissions of approximately $4.2 million and other expenses of approximately $1.1 million. None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates. We did not receive any proceeds from the sale of our ADSs by the selling shareholder. Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the managing underwriters for the offering.

As of December 31, 2009, we have not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been invested in money market funds or bank deposits.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of any of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dave De Yang is an “audit committee financial expert” as defined under the applicable SEC rules and Rule 5605(c)(2) of the NASDAQ Stock Market Rules. Our board of directors has determined that all three members of our audit committee are “independent” under Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 5605 of the NASDAQ Stock Market Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of ethics and conduct that is applicable to all of our directors, officers and employees. A copy of our code of ethics and conduct was filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-158061) originally filed with the SEC on March 17, 2009, and is also posted on our website at http://www.changyou.com under the “Investor Relations – Corporate Governance.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated below.

	For the year ended December 31,
	2008	2009
	US$	US$
	(in thousands)
Audit fees(1)	$1,565	$1,544
Audit related fees(2)	—	—
Tax fees(3)	306	191
All other fees	—	—

Total	$1,871	$1,735

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

•

Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•

The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Because Sohu owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Stock Market Rules. We intend to rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirements:

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The consolidated financial statements of Changyou and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.3	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.3	Form of Executive Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.4	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.5	Share Subscription Agreement between Registrant and Prominence Investments Limited (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.6	Form of Restricted Share Unit Agreement with Executive Officers (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.7	Form of Restricted Share Unit Agreement between Registrant and certain executive officers and employees (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.8	English translation of Form of Loan Agreements, dated August 20, 2008, between Beijing AmazGame Age Internet Technology Co., Ltd (or AmazGame) and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.9	English translation of Form of Equity Interest Purchase Right Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.10	English translation of Form of Equity Pledge Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.11	English translation of Form of Powers of Attorney, dated August 20, 2008, by Tao Wang in favor of AmazGame and by a Changyou employee in favor of AmazGame (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.12	English translation of Business Operation Agreement, dated August 20, 2008, between AmazGame and Gamease, Tao Wang and a Changyou employee (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.13	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.14	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.15	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited (or Changyou) (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.16	Non-Competition Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.17	Marketing Services Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.18	English translation of Asset Transfer Agreement, dated November 23, 2007, between Beijing Sohu New Era Information Technology Co., Ltd. (or Sohu Era) and AmazGame (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.19	English translation of Asset Transfer Agreement, dated November 23, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.20	English translation of Service Transfer Agreement, effective as of December 1, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.21	English translation of Technology Transfer Agreement, dated November 10, 2007, between Beijing Fire Fox Digital Technology Co. Ltd. (or Beijing Fire Fox) and Gamease (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.22	English translation of Trademark Assignment Agreement, dated November 28, 2007, between Beijing Fire Fox and Gamease (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.23	TLBB License Agreement, dated March 30, 2007, among Beijing Sohu Internet Information Service Co., Ltd. (or Sohu Internet), Beijing Fire Fox and FPT Telecom (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.23.1	Supplement to Game License Agreement, dated December 1, 2007, among Sohu Internet, Beijing Fire Fox, Gamease and FPT Telecom (incorporated by reference to Exhibit 10.23.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.24	English translation of Operation Agreement effective as of August 23, 2007 between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.25	English translation of Trademark License Agreement, effective as of August 23, 2007, between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.26	English Translation of LAW Game Software License Agreement, dated December 3, 2007, between Gamease and Guangzhou No. 9 Art Network Technology Co. Ltd. (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.27	English Translation of TLBB License Agreement (Taiwan), dated December 25, 2007, between Gamease and (Taiwan) Zhi Guan Technology Co. Ltd. (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.28	English Translation of TLBB License Agreement (Hong Kong and Macau), dated December 5, 2007, between Gamease and Zhi Ao Online Games Group Co. Ltd. (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.29	English Translation of License Agreement regarding Immortal Faith, dated July 21, 2008, between Gamease and Beijing Game Top Software Co. Limited (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.30	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.31	English Translation of License Agreement between Gamease and Louis Cha regarding DMD (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.32	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.33	English Translation of Premises Lease Agreement, dated October 16, 2007, between AmazGame and Beijing Jing Yan Hotel Co. Ltd. (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.34*	English Translation of Zhong Hua Ying Xiong License Agreement, dated September 30, 2009, between AmazeGame and Dragon Online (Beijing) Technology Co., Ltd. †

4.35*	English Translation of Real Estate Purchase Agreement, dated August 8, 2009, between AmazeGame and Beijing Yinhe Wanda Real Estate Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Code of Ethics and Conduct for Directors, Officers and Employees (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

*	Filed with this Annual Report on Form 20-F.
†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU. COM LIMITED

By	/s/ TAO WANG
Name:	Tao Wang
Title:	Chief Executive Officer

By	/s/ ALEX HO
Name:	Alex Ho
Title:	Chief Financial Officer

Date: February 26, 2010

Report Of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.Com Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, consolidated statements of shareholders’ equity (deficit) and consolidated statements of cash flows present fairly, in all material respects, the financial position of Changyou.Com Limited (the “Company”) and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/    PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

February 26, 2010

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 and DECEMBER 31, 2009

(In thousands, except par value)

		As of December 31,
	Notes	2008	2009
		US$	US$
Assets
Current assets:
Cash and bank deposits		134,439	226,901
Accounts receivable		1,019	3,395
Prepaid and other current assets	6	22,187	4,720
Due from Sohu		8,535	340

Total current assets		166,180	235,356

Non-current assets:
Fixed assets, net	7	9,260	49,178
Intangible assets, net		57	3,221
Other assets, net		1,159	1,636

Total assets		176,656	289,391

Liabilities and shareholders’ equity
Current liabilities:
Receipts in advance and deferred revenue	8	20,703	30,244
Accrued salary and benefits		17,165	16,800
Accrued liabilities to suppliers		4,974	8,954
Tax payables		9,163	6,628
Other accrued liabilities		695	864
Short-term loan from Sohu		8,450	—
Due to Sohu		10,812	5,046

Total current liabilities		71,962	68,536

Commitments and contingencies	15
Shareholders’ equity:
Class A ordinary shares par value $0.01, 200,000 authorized; nil and 17,860 issued and outstanding as of December 31, 2008 and 2009, respectively		—	179
Class B ordinary shares par value $0.01, 97,740 authorized; 95,000 and 85,250 issued and outstanding as of December 31, 2008 and 2009, respectively		950	852
(Distribution in excess of additional paid-in capital) Additional paid-in capital		(4,059)	63,960
Statutory reserves	12	5,748	5,748
Receivables from shareholders		(30)	—
Retained earnings		101,454	149,338
Accumulated other comprehensive income		631	778

Total shareholders’ equity		104,694	220,855

Total liabilities and shareholders’ equity		176,656	289,391

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

(In thousands, except per share or per ADS data)

		For the Year Ended December 31
	Notes	2007	2008	2009
		US$	US$	US$
Revenues
Game operations revenues		41,751	194,607	259,783
Overseas licensing revenues		345	7,238	7,802

Total revenues		42,096	201,845	267,585
Cost of revenues
(including $949 in 2007, $nil in 2008 and $nil in 2009 to a related party)		7,317	14,633	17,518

Gross profit		34,779	187,212	250,067
Operating expenses:
Product development		6,738	23,862	27,353
Sales and marketing		19,851	38,917	40,048
General and administrative		2,992	9,053	18,759

Total operating expenses		29,581	71,832	86,160

Operating profit		5,198	115,380	163,907
Investment income from an associate		9	—	—
Gain on disposal of investment in an associate		561	—	—
Interest expense		(61)	(245)	(104)
Interest income and foreign currency exchange gain		44	1,235	3,379
Other (expense) income		—	(278)	158

Income before income tax expense		5,751	116,092	167,340
Income tax expense	10	452	8,106	22,656

Net income		5,299	107,986	144,684

Other comprehensive (loss) income: Foreign currency translation adjustment		(148)	1,103	147
Net income		5,299	107,986	144,684

Comprehensive income		5,151	109,089	144,831

Basic net income per share	13	0.06	1.14	1.44
Diluted net income per share	13	0.06	1.14	1.40
Basic net income per ADS		0.12	2.27	2.87
Diluted net income per ADS		0.12	2.27	2.81

Weighted average number of ordinary shares outstanding, basic		95,000	95,000	100,728
Weighted average number of ordinary shares outstanding, diluted		95,000	95,000	103,051
Weighted average number of ADS outstanding, basic		47,500	47,500	50,364
Weighted average number of ADS outstanding, diluted		47,500	47,500	51,526
Total share-based compensation cost included in:
Cost of revenues		38	14	324
Product development		170	4,919	7,404
Sales and marketing		10	10	261
General and administrative		225	404	5,412

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

(In thousands)

			Additional paid-in Capital (Distribution in excess of additional paid-in capital)	Receivables from shareholders	Statutory reserves	(Accumulated deficit) Retained earnings	Accumulated other comprehensive (loss) income	Total shareholders’ equity (deficit)
	Ordinary shares
	Shares	Amount
		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2007	95,000	950	7,459	—	—	(6,083)	(324)	2,002
Issuance of ordinary shares		—	50	—	—	—	—	50
Share-based compensation allocated from Sohu		—	443	—	—	—	—	443
Distribution to Sohu		—	(17,388)	—	—	—	—	(17,388)
Appropriation to statutory reserves		—	—	—	458	(458)	—	—
Foreign currency translation adjustment		—	—	—	—	—	(148)	(148)
Net income		—	—	—	—	5,299	—	5,299

Balance as of December 31, 2007	95,000	950	(9,436)	—	458	(1,242)	(472)	(9,742)

Due from shareholder for issuance of ordinary shares		—	30	(30)	—	—	—	—
Share-based compensation		—	4,752	—	—	—	—	4,752
Share-based compensation allocated from Sohu		—	595	—	—	—	—	595
Appropriation to statutory reserves		—	—	—	5,290	(5,290)	—	—
Foreign currency translation adjustment		—	—	—	—	—	1,103	1,103
Net income		—	—	—	—	107,986	—	107,986

Balance as of December 31, 2008	95,000	950	(4,059)	(30)	5,748	101,454	631	104,694

Issuance of ordinary shares upon initial public offering	7,500	75	55,725	—	—	—	—	55,800
Issuance of ordinary shares upon exercise of restricted share units	610	6	(6)	—	—	—	—	—
Payments from shareholders		—	15	30	—	—	—	45
Share-based compensation		—	13,143	—	—	—	—	13,143
Share-based compensation allocated from Sohu		—	258	—	—	—	—	258
Initial public offering expenses		—	(1,116)	—	—	—	—	(1,116)
Dividend distribution to Sohu		—	—	—	—	(96,800)	—	(96,800)
Foreign currency translation adjustment		—	—	—	—	—	147	147
Net income		—	—	—	—	144,684	—	144,684

Balance as of December 31, 2009	103,110	1,031	63,960	—	5,748	149,338	778	220,855

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In thousands)

	For the Year Ended December 31,
	2007	2008	2009
	US$	US$	US$
Cash flows from operating activities:
Net income	5,299	107,986	144,684
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	852	2,366	3,501
Amortization of intangible assets and other assets	71	283	270
Share-based compensation allocated from Sohu	443	595	258
Share-based compensation expense	—	4,752	13,143
Expenses allocated from Sohu	15,926	—	—
Investment income from an associate	(9)	—	—
Gain on disposal of investment in an associate	(561)	—	—
Disposal loss of fixed assets	—	—	6
Deferred tax assets	—	(237)	(1,146)
Changes in current assets and liabilities:
Accounts receivable	(82)	(926)	(2,376)
Prepaid and other current assets	(22)	(20,253)	16,185
Due from Sohu	(8,835)	300	8,195
Receipts in advance and deferred revenue	7,137	12,530	9,541
Due to Sohu	11,794	(229)	(5,776)
Accrued salary and benefits	2,221	14,575	(365)
Accrued liabilities to suppliers	248	3,531	4,047
Tax payables	914	8,074	(2,535)
Other accrued liabilities	116	569	169

Net cash provided by operating activities	35,512	133,916	187,801

Cash flows from investing activities:
Proceeds from disposal of interest in an associate	1,731	—	—
Purchase of fixed assets	(4,341)	(7,305)	(43,220)
Purchase of intangible assets and other assets	(505)	(501)	(2,616)

Net cash used in investing activities	(3,115)	(7,806)	(45,836)

Cash flows from financing activities:
Short-term loan from Sohu	4,950	3,500	—
Repayment of short-term loan from Sohu	—	—	(8,450)
Issuance of ordinary shares	50	—	55,845
Net distribution to Sohu	(23,426)	—	—
Deemed dividend paid to Sohu	—	(9,888)	—
Dividend paid to Sohu	—	—	(96,800)
Other proceeds relating to financing activities	—	—	1,087
Other cash payments relating to financing activities	—	(917)	(1,574)

Net cash used in financing activities	(18,426)	(7,305)	(49,892)

Effect of exchange rate changes on cash and cash equivalents	(99)	215	389

Net increase in cash and cash equivalents	13,872	119,020	92,462
Cash and cash equivalents, beginning of year	1,547	15,419	134,439

Cash and cash equivalents, end of year	15,419	134,439	226,901

Supplemental disclosures of cash flow
Cash paid for income taxes	(140)	(3,607)	(26,046)
Cash paid for interest expense	—	—	(410)
Non-cash activities:
Transfer of Sohu’s MMORPG assets and operations, net of associated liabilities assumed upon Reorganization	9,888	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entity (“VIE”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company, all the subsidiaries and the VIE are collectively referred to as the “Group.” The major subsidiaries and VIE, through which the Company conducts its business operations as of December 31, 2009, are described below:

Name of entity	Place and date of incorporation	Effective interest held

Controlled entities:

Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, August 13, 2007	100%

Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, September 26, 2007	100%

Changyou.com (US), Inc. (“Changyou US”)	Delaware, United States of America, January 26, 2009	100%

Changyou.com (UK) Co., Ltd. (“Changyou UK”)	London, United Kingdom of Great Britain, July 3, 2009	100%

Changyou My Sdn.Bhd (“Changyou Malaysia”)	Kuala Lumpur, Malaysia, September 10, 2009	100%

VIE:

Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, August 23, 2007	100%

The Group is principally engaged in the development, operation and licensing of client-end installed massively multi-player online role-playing games (“MMORPGs”). The Group’s principal operations and geographic market are principally in the People’s Republic of China (the “PRC”).

On April 7, 2009, the Company completed an initial public offering on the NASDAQ Global Select Market. In the offering, 8,625,000 American depositary shares (“ADSs”), representing 17,250,000 Class A ordinary shares, were sold to the public at a price of $16.00 per ADS. Of these, 3,750,000 ADSs, representing 7,500,000 Class A ordinary shares, were sold by the Company; and 4,875,000 ADSs, representing 9,750,000 Class A ordinary shares, were sold by an indirect wholly-owned subsidiary of Sohu.com Inc. (“Sohu.com”). The net proceeds to the Company from the initial public offering, after deducting commissions and offering expenses, were approximately $54.7 million.

2. REORGANIZATION AND SHARE SPLIT

a. Reorganization

In August 2007, Sohu.com, which is the Company’s ultimate parent company, undertook a restructuring and reorganization (the “Reorganization”). Sohu.com and its subsidiaries and VIEs, excluding the Company and its subsidiaries and VIE, are collectively referred to as “Sohu.” Sohu.com and its subsidiaries and VIEs, including the Company and its subsidiaries and VIE, are collectively referred to as the “Sohu Group.” The Reorganization was effected in connection with a contemplated initial public offering by the Company on the NASDAQ Global Select Market.

As part of the Reorganization, the Company established AmazGame as a wholly foreign-owned enterprise and AmazGame entered into a series of agreements with Gamease and its equity owners. The Company is the primary beneficiary of Gamease through AmazGame’s contractual arrangements with Gamease. Accordingly, the Company has consolidated Gamease’s results of operations, assets and liabilities in the Company’s financial statements pursuant to generally accepted accounting principles in the United States of America (“U.S. GAAP”).

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to the establishment of the Group, the operation and licensing of MMORPGs were carried out by various companies owned or controlled by Sohu.com (the “Predecessor Operations”). In connection with the Reorganization, the Predecessor Operations, which include all operating assets and liabilities relating to the operation of MMORPGs, were transferred to the Group with legal effect as of December 1, 2007 and are reflected in the statement of cash flows as a non-cash item in 2007. Since the Group and the Predecessor Operations are under common control, for dates that are, and periods that ended, prior to December 1, 2007 the accompanying consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to the Predecessor Operations. The assets and liabilities have been stated at historical carrying amounts. In addition, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu Group, only those assets and liabilities related to the MMORPG operations are included in the Group’s consolidated balance sheet. Prior to 2009, the Group’s statement of operations includes all the related costs of MMORPG operations including an allocation of certain general corporate expenses of Sohu Group which are not directly related to MMORPG operations. These general corporate expenses consist primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. These allocations were made using a proportional cost allocation methodology and were based on revenues, number of employees and number of servers attributable to the Group. Generally, shared services of human resources were allocated to the Group based on the Group’s headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated based on the Group’s usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated based on the Group’s revenues as a proportion of total revenues of the Sohu Group. Management believes these allocations are reasonable. Total corporate marketing and general administrative expenses allocated from Sohu were $3,923,000 and $11,321,000 for the years ended 2007 and 2008, respectively. From 2009, since the Group has established its own finance, legal, technology, human resources and internal audit function, and begun to promote its own brands, no such general corporate expenses of Sohu Group were allocated to the Group, except for share-based compensation expenses related to options and restricted share units granted by Sohu Group to employees of Changyou. The total fair values of these options and restricted share units were expensed during the years ended 2007, 2008 and 2009, which were $236,000, $232,000 and $258,000, respectively. The Group’s statements of operations also include the sales and marketing expenses and other costs for those services provided by Sohu Group, which were $14,551,000, $19,260,000 and $20,107,000 for the years ended 2007, 2008 and 2009, respectively. The transactions are measured, after making reference to similar transactions with third parties, at the amount of consideration established and agreed to by the related parties. Interest expenses charged from Sohu Group were $61,000, $245,000 and $104,000 for the years ended 2007, 2008 and 2009, respectively. However, while the expenses allocated to the Group for these items are not necessarily indicative of the expenses that would have been incurred if the Group had been a separate, independent entity, the Company does not believe that there is any significant difference between the nature and amount of these allocated expenses and the expenses that would have been incurred if the Group had been a separate, stand-alone entity. Prior to December 1, 2007, general corporate expenses allocated from Sohu Group and sales and marketing expenses and other costs charged from Sohu Group are accounted through equity in Additional paid-in capital as a capital contribution. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return.

b. Share Split and Issuances

(i) In May 2008, the Company effected a share split of each $1.00 par value share into 100 shares of $0.01 par value each, resulting in 5,000,000 ordinary shares authorized, issued and outstanding.

In May 2008, the Company’s authorized share capital was increased from 5,000,000 to 10,000,000 ordinary shares with a par value of $0.01 per ordinary share, and in June 2008 the Company issued to Sohu.com (Game) Limited an additional 3,500,000 ordinary shares, such that Sohu.com (Game) Limited then held an aggregate of 8,500,000 ordinary shares, then representing 100% of the outstanding share capital of the Company.

(ii) In December 2008, the Company effected the following transactions: (a) Sohu.com (Game) Limited transferred 8,500,000 ordinary shares to the Company for cancellation; (b) the Company increased its authorized ordinary shares from 10,000,000 to 109,774,000 ordinary shares, par value $0.01 per share, with 100,000,000 of such shares designated as Class A ordinary shares and 9,774,000 of such shares designated as Class B ordinary shares; and (c) the Company issued 8,000,000 Class B ordinary shares to Sohu.com (Game) Limited.

(ii) On March 16, 2009, the Company increased its authorized ordinary shares from 109,774,000 to 297,740,000 ordinary shares, par value $0.01 per share, with 200,000,000 of such shares designated as Class A ordinary shares and 97,740,000 of such shares designated as Class B ordinary shares, and effected a ten-for-one split of outstanding Class B ordinary shares by way of a bonus share issuance of nine Class B ordinary shares for each Class B ordinary share then outstanding.

The impact of the share splits and issuances is accounted for retroactively in the periods presented herein.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. VARIABLE INTEREST ENTITIES

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its MMORPG businesses through its VIE, Gamease. Gamease holds the licenses and approvals to operate online games in the PRC. The VIE is directly owned by the Company’s Chief Executive Officer (“CEO”) and a Changyou employee. Capital for Gamease is funded by the Company through loans provided to the Company’s CEO and the Changyou employee, and is initially recorded as loans to related parties. These loans are eliminated for accounting purposes with the capital of Gamease during consolidation. For the Predecessor Operations, a similar arrangement was also made for the Sohu entities that the Predecessor Operations comprised.

Under contractual agreements with the Company, the CEO and the Changyou employee who are shareholders of Gamease are required to transfer their ownership in Gamease to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease. The Company’s CEO and the Changyou employee have pledged their shares in Gamease as collateral for the loans. As of December 31, 2009, the aggregate amount of these loans was $1,465,000.

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s Management evaluated the relationships between the Company, AmazGame and Gamease and the economic benefit flow of the above contractual arrangements. In connection with such evaluation, management also took into account the fact that AmazGame, as a result of the above contractual arrangements, controls 100% of the shareholders’ voting interests in Gamease. The Group concluded that Gamease is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, Gamease’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and consolidation

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with U.S. GAAP and on a going concern basis.

The consolidated financial statements include the financial statements of the Company and its controlled operating entities including the subsidiaries and the VIE. All inter-company balances and transactions within the Group have been eliminated on consolidation.

The Company has reclassified the presentation of its accrued liabilities for prior periods to conform to the current presentation, and it will reclassify all comparable periods hereafter.

b. Use of estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant judgments and estimates include accounting for recognition of revenues, the determination of share-based compensation expense, the assessment of income tax and valuation allowance against deferred tax assets, assessment of impairment for intangible assets, fixed assets and other assets and the determination of functional currencies, which represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

c. Associates

Associates are entities over which the Company has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. When the Company’s share of losses in an associate equals or exceeds its interest in the associates, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the associates.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Cash and cash equivalents

Cash and cash equivalents consists of cash and bank deposits with an original maturity of three months or less that are placed with banks.

e. Fixed assets and depreciation

Fixed assets, comprising office buildings, computer equipment (including servers), leasehold improvements are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment, if any, over the estimated useful lives of the assets on a straight-line basis, with no residual value. The estimated useful lives are as follows:

Estimated useful life
Office building	47 years
Computer equipment (including servers)	4 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of fixed assets is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in operating expenses in the consolidated statement of operations.

f. Intangible assets

Intangible assets, comprising source codes, operating rights for licensed games, computer software purchased from unrelated third parties and other finite-lived intangible assets which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The weighted average amortization period for intangible assets is two years, eight years and four years for the years ended December 31, 2007, 2008 and 2009, respectively.

g. Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

h. Foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“U.S. dollar”). The functional currency of the Company’s subsidiaries and VIE in China is the Renminbi (“RMB”). The functional currency of the Company’s subsidiary in the United Kingdom is the British Pound, the functional currency of the Company’s subsidiary in Malaysia is the Malaysian Ringgit and the functional currency of the Company’s subsidiaries in Hong Kong and the United States of America is the U.S. dollar. Accordingly, assets and liabilities of the China subsidiaries and VIE are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates for RMB to U.S. dollars in effect during the reporting period. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of shareholders’ equity for the years presented.

Foreign currency transactions are translated at the applicable rates quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of operations.

i. Revenue recognition

Game operations revenues

The Group earns revenue through providing MMORPGs to players pursuant to the item-based revenue model. Under the item-based model, the basic game play functions are free of charge and players are charged for purchases of in-game virtual items. Prior to December 2006, the Company’s MMORPGs were operated under the time-based revenue model, whereby players are charged based on the time they spend playing games.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Game operations revenues are collected by Gamease through the sale of the Group’s prepaid cards, which it sells in both virtual and physical forms to third-party distributors.

For games which use the item-based revenue model, proceeds from sale of prepaid cards are deferred when received and revenue is recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing in which the Company records its revenues would be impacted. For games which use the time-based revenue model, proceeds from the sale of prepaid cards from distributors are deferred when received and revenue is recognized based upon the actual usage of time units by the game players.

Revenues are recorded net of business tax, discounts and rebates to distributors.

Under both the item-based and the time-based revenue models, proceeds received from sales of prepaid cards are initially recorded as receipts in advance from customers and, upon activation or charge of the prepaid cards, are transferred from receipts in advance from customers to deferred revenues. As the Group does not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by distributors, net proceeds from distributors form the basis of revenue recognition.

Prepaid cards will expire two years after the date of card production if they have never been activated. The proceeds from the expired game cards are recognized as revenue upon expiration of cards.

In contrast, once the prepaid cards are activated and credited to a player’s personal game account, they will not expire as long as the personal game account remains active. The Group is entitled to suspend and close a player’s personal game account if it has been inactive for a period of 180 consecutive days. The unused balances in an inactive player’s personal game account are recognized as revenues when the account is suspended and closed.

For the years ended December 2007, 2008 and 2009, the Group recognized revenues in connection with expired un-activated prepaid cards and unused balances of activated prepaid cards in an inactive account of approximately $150,000, $173,000 and $236,000, respectively.

Overseas licensing revenue

The Group enters into licensing arrangements with overseas licensees to operate the Group’s MMORPGs in other countries or territories. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products of the games. The initial license fee is based on both a fixed amount and additional amounts receivable upon achieving certain sales targets. Since the Group is obligated to provide post-sales services such as technical support and provision of updates and when-and-if-available upgrades to the licensees during the license period, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period. The fixed amount of the initial license fee is recognized ratably over the remaining license period from the launch of the game and the additional amount is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly revenue-based royalty fee is recognized when earned, provided that collectability is reasonably assured.

j. Receipts in advance and deferred revenue

For game operations revenue, proceeds received from sales of prepaid game cards form the basis of the revenues and are recorded initially as receipts in advance, then transferred from receipts in advance to deferred revenues when the prepaid cards are activated or charged to their respective personal game accounts by players, but which have not been consumed by the players or expired. For overseas licensing revenue, deferred revenue represents the unamortized balance of initial license fees paid by overseas licensees.

k. Cost of revenues

Cost of revenues consists of salary and benefits, revenue-based royalty payments to the game developers, bandwidth leasing charges, amortization of licensing fees, depreciation expenses, business tax and value-added tax that AmazGame pays on the revenue it derives from its contractual arrangements with Gamease, and other direct costs.

l. Product development expenses

Costs incurred for the development of MMORPGs prior to the establishment of technological feasibility and costs incurred for maintenance after the MMORPGs are available for marketing are expensed when incurred and are included in product development expenses.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

m. Government Grant

A government grant is recognized when the grant is received and the relevant requirements have been complied with. Cash grants receivable from the PRC government for certain game software recognized as a reduction in product development expense amounted to $427,000 in 2008. For the year ended December 31, 2009, the Company received a reward from the PRC government for the Company’s successful initial public offering on NASDAQ in the amount of $146,000, which was recorded in other income.

n. Advertising expense

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred. Included in sales and marketing expense are advertising costs of $18,586,000, $36,886,000 and $35,946,000, for the years ended December 31, 2007, 2008 and 2009, respectively. Advertising expenses charged from Sohu were $14,348,000, $19,194,000 and $20,094,000 for the years ended 2007, 2008 and 2009, respectively.

o. Operating leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods.

p. Share-based compensation expense

Share-based compensation expense is for the share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by the Company to employees and directors. Share-based compensation expense is recognized as costs and/or expenses in the financial statements based on the fair values of the related share-based awards on their grant dates.

In determining the fair value of the Company’s ordinary shares, restricted shares and restricted share units granted in January and April 2008, the income approach/discounted cash flow method with a discount for lack of marketability is applied given that the shares underlying the awards were not publicly traded at the time of grant.

Determining the fair value of the ordinary shares of the Company required complex and subjective judgments regarding its projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

Because at the time of the grants the Company’s business was at a different stage of its product life cycle than that of the publicly listed companies in the online game industry, it was concluded that a market comparison approach would not have been meaningful in determining the fair value of the Company’s ordinary shares. As a result, the Company used the income approach/discounted cash flow method to derive the fair values. The Company applied the discounted cash flow, or DCF, analysis based on the Company’s projected cash flow using management’s best estimate as of the respective valuation dates. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions the Company used in deriving the fair value of its ordinary shares were consistent with the assumptions used in developing its MMORPG business plan, which included no material changes in the existing political, legal, fiscal and economic conditions in China; its ability to recruit and retain competent management, key personnel and technical staff to support its ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on the Company’s estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, the Company determined the appropriate discount rates to be 22% as of the January 2008 valuation date and 23% as of the April 2008 valuation date.

The Company also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, Changyou.com Limited was a closely-held company and there was no public market for its ordinary shares. To determine the discount for lack of marketability, the Company used the Black-Scholes option pricing model. Pursuant to the Black-Scholes option pricing model, the Company used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. Based on the foregoing analysis, the Company used a DLOM of 19% to discount the value of the Changyou’s ordinary shares as of the January 2008 and April 2008 valuation dates. Because there was no evidence to indicate that there would be a disproportionate return between majority and minority shareholders, the Company did not apply a minority discount. As a result, it was concluded that the fair value of Changyou.com

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Limited as a going concern was $136 million as of the January 2008 valuation date and $198 million as of the April 2008 valuation date.

In determining the fair value of Changyou’s restricted share units granted in 2009 before the Company’s initial public offering, the fair value of the underlying shares was determined based on the offering price of ADSs in the offering. In determining the fair value of restricted share units granted after the initial public offering, the fair value is determined based on the market price of the Company’s ADSs on the grant dates.

In determining the fair value of share options granted by Sohu to employees of Changyou, the Company applied the Black-Scholes valuation model. Restricted share units granted by Sohu to employees of Changyou were measured based on the fair market value of the underlying stock on the dates of grants.

Share-based compensation expense for ordinary shares granted is fully recognized in the quarter during which these ordinary shares are granted. Share-based compensation expense for share options, restricted shares and restricted share units granted is recognized on an accelerated basis over the requisite service period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for that number of awards.

The assumptions used in share-based compensation expense recognition represent management’s best estimates based on historical experience and consideration to developing expectations about the future. These estimates involve inherent uncertainties and the application of management judgment, however. If factors change or different assumptions are used, the share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

q. Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The deferred tax assets are reduced by a valuation allowance if it is considered based on available evidence more likely than not that some portion, or all, of the deferred tax assets will not be realized.

r. Uncertain tax positions

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

s. Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings per share is computed on Class A ordinary shares and Class B ordinary shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings. For the years ended December 31, 2007 and 2008, there were no Class A ordinary shares issued and outstanding.

t. Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of the cumulative foreign currency translation adjustment.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

u. Segment reporting

The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

v. Recently issued accounting standards

In June 2009, the FASB issued revised guidance on the accounting for transfers of financial assets. The revised guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Upon the adoption of this guidance, there will have no impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The adoption of this guidance will have no material impact on the Company’s consolidated financial statements.

In October 2009, the FASB approved the issuance of new guidance for revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2009, the FASB codified Consolidations - Improvements to Financial Reporting by Enterprises Involved with VIEs, guidance which was issued by the FASB in June 2009. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The adoption of this standard will have no material impact on the Company’s consolidated financial statements.

5. CONCENTRATION OF RISKS

There are no revenues from distributors that individually represent greater than 10% of the total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

Over 90% of the Group’s net revenues for the years ended December 31, 2008 and 2009 were derived from a single MMORPG, Tian Long Ba Bu, which was launched in May 2007.

A majority of the Group’s sales and expenses transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to affect the remittance.

As of December 31, 2008 and 2009, a majority of the Group’s cash is held by major financial institutions located in the PRC, which management believes are of high credit quality.

6. PREPAID AND OTHER CURRENT ASSETS (in thousands):

	As of December 31,
	2008	2009
Corporate income tax refund receivables	$18,854	$—
Deferred expenses in relation to initial public offering	1,740	—
VAT refund receivables	879	1,026
Employee advances	153	1,740
Others	561	1,954

Total	$22,187	$4,720

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. FIXED ASSETS, NET (in thousands):

	As of December 31,
	2008	2009
Office building	$—	$33,370
Computer equipment (including servers)	9,251	15,457
Leasehold improvements	3,632	7,357
Office furniture	146	195
Vehicles	105	140

Total	13,134	56,519
Less: accumulated depreciation	(3,874)	(7,341)

Net book value	$9,260	$49,178

The depreciation expense for fixed assets was $852, $2,366 and $3,501 for the years ended December 31, 2007, 2008 and 2009, respectively.

During 2009 Changyou acquired an office building in Beijing with approximately 14,950 square meters for a purchase price of approximately $33,370 which has been paid as of December 31, 2009.

8. RECEIPTS IN ADVANCE AND DEFERRED REVENUE (in thousands):

	As of December 31,
	2008	2009
Receipts in advance	$15,415	$22,182
Deferred revenue	5,288	8,062

Total	$20,703	$30,244

9. SHARE-BASED COMPENSATION

Share-based compensation for periods prior to 2008 relates to options or restricted share units issued by Sohu.com for employees of Sohu who were part of the Predecessor Operations.

Share-based compensation allocated from Sohu

Sohu’s Stock Incentive Plan

The 2000 Stock Incentive Plan of the Company’s ultimate parent company, Sohu.com, provides for the issuance of stock options and restricted stock units to purchase up to 9,500,000 shares of common stock to qualified employees. The maximum term of any issued stock right is ten years from the grant date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. There was no grant of stock options by Sohu during 2007, 2008 or 2009.

A summary of option activity, relating to options held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2009 and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	32	$17.52	6.25	$953
Exercised	(11)	17.35
Forfeited	—

Outstanding at December 31, 2009	21	17.61	5.22	849

Vested at December 31, 2009	21	17.61	5.22	849

Exercisable at December 31, 2009	21	17.61	5.22	849

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2009 of shares of Sohu.com common stock on NASDAQ of $57.28.

The total fair values of options expensed during the years ended December 31, 2007, 2008 and 2009 were $130,000, $69,000 and $95,000, respectively. The total intrinsic values of options exercised during the years ended December 31, 2007, 2008 and 2009 were $306,000, $1,685,000 and $474,000, respectively. As of December 31, 2009, there was no unrecognized compensation expense for options because the requisite service periods for the remaining options expired in 2009.

A summary of restricted stock unit activity, relating to restricted stock units held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2009, and changes during the year then ended, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2009	16	$43.91
Granted	—
Vested	(6)	36.32
Forfeited	(1)	24.07

Unvested at December 31, 2009	9	50.48

Expected to vest thereafter	7	42.55

As of December 31, 2009, there was $112,000 of unrecognized compensation cost related to unvested restricted stock units, net of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 0.9 years. The total fair values of restricted stock units expensed during the years ended December 31, 2007, 2008 and 2009 were $106,000, $163,000 and $163,000, respectively.

The share-based compensation expense related to Sohu’s senior management who provided services to both Sohu and the Company was included in the operating expense allocation. The stock options and restricted stock units held by Sohu’s senior management were not reflected in the preceding table summarizing option activity and restricted stock unit activity, as they were not employees of the Predecessor Operations. The total fair values of options and restricted stock units expenses relating to Sohu’s senior management allocated to the Group during the years ended December 31, 2007, 2008 and 2009 were $207,000, $363,000 and $nil, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2007, 2008 and 2009.

Non-recourse note to an employee

In 2005, Sohu and an employee, who later became the CEO of the Company, became shareholders of a newly organized entity, Beijing Fire Fox Digital Technology Co. Ltd. (“Beijing Fire Fox”) within the Predecessor Operations, holding 75% and 25% interests, respectively. Sohu, being the primary beneficiary of Beijing Fire Fox, provided a non-recourse interest-free loan to the employee for his share of capital contribution to the entity. Under the terms of the agreement with Sohu, there was an implied 5 year service requirement before the employee would be entitled to a contingent right to receive a payment equal to 25% of the value of Beijing Fire Fox. As the substance of this arrangement was similar to the grant of an option, this arrangement was accounted for as share-based compensation. The amount of compensation recorded was based upon the intrinsic value on the grant date, which was determined based upon the difference between fair market value of the contingent right and the principal and interest due on the note. As of the date of grant, the intrinsic value was determined to be zero.

On January 1, 2006, the Company recognized the compensation cost of the non-recourse note based on its grant date fair value over the remaining requisite service period.

Share-based compensation to the Chief Executive Officer (“CEO”)

In January 2008, Sohu communicated to and agreed with the CEO that his contingent right in Beijing Fire Fox would be modified to an equity interest in the Company. The equity interest Sohu granted to the CEO would consist of 7,000,000 ordinary shares in the Company and 8,000,000 restricted shares in the Company and would come out of Sohu’s equity interest in the Company. The restricted shares included, as a condition of vesting, the completion of an initial public offering by the Company on an internationally recognized stock exchange, and also were subject to a vesting schedule. In addition, the terms of the restricted shares provided that the CEO would not be entitled to participate in any distributions by the Company on his ordinary shares and restricted shares until the earlier of the completion of an initial public offering by the Company or February 2012. In April 2008, the vesting conditions of the restricted shares were modified to provide for vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 1, 2008, with no condition that an initial public offering be completed. There was no change, however, to the limitation on the CEO’s right to participate in distributions declared by the Company prior to the completion of an initial public offering.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The difference between the fair values, or the Incremental Fair Value, of the 7,000,000 ordinary shares and 8,000,000 restricted shares granted to the CEO and his contingent right to receive a payment equal to 25% of the value of Beijing Fire Fox was accounted for as share-based compensation. Because the terms of the issuance of the ordinary shares and restricted shares had been approved and were communicated to and agreed with the CEO as of January 2, 2008, this was considered the grant date under U.S. GAAP and, accordingly, the Incremental Fair Value was determined as of that date. The portion of the Incremental Fair Value related to the 7,000,000 ordinary shares, equal to $1.8 million, was recognized as share-based compensation expense in product development expenses for the three months ended March 31, 2008. As a result of the modification of the vesting terms of the 8,000,000 restricted shares in April 2008, the portion of the Incremental Fair Value related to those shares, equal to $7.0 million, was determined as of that date and is accounted for as share-based compensation over the vesting period starting from the date of the modification, following the accelerated basis of attribution. The Incremental Fair Values were determined using the discounted cash flow method.

A summary of restricted shares activity relating to the restricted shares held by the CEO under Changyou’s 2008 Share Incentive Program as of and for the year ended December 31, 2009, is presented below:

Restricted Shares	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2009	8,000	$1.36
Granted	—
Vested	(2,000)	1.36

Unvested at December 31, 2009	6,000	1.36

Expected to vest thereafter	6,000	1.36

Share-based compensation expenses relating to the 8,000,000 restricted shares for the years ended December 31, 2008 and 2009 were $3.0 million and $2.3 million, respectively, and recognized in product development expenses. As of December 31, 2009, there was $1.7 million of unrecognized compensation expense related to unvested restricted shares granted to the CEO.

Share-based compensation to senior management and certain key employees

In April 2008, the Company approved and communicated to the recipients the grant of an aggregate of 1,800,000 restricted ordinary shares to its executive officers other than the CEO and 940,000 restricted share units, which are settleable in ordinary shares upon vesting to certain key employees. These restricted shares and restricted share units are subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008, and vesting was further subject to a successful initial public offering by the Company.

On March 13, 2009, the Company exchanged the 1,800,000 restricted ordinary shares for Class B restricted share units, that otherwise have the same vesting and other terms as applied to the restricted ordinary shares described above. Including the exchange, Class B restricted share units granted to executive officers other than the CEO and certain key employees totaled 2,740,000.

A summary of the restricted share units activity as of and for the year ended December 31, 2009, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2009	2,740	$1.98
Granted	—
Vested*	(685)	1.98
Forfeited	—

Unvested at December 31, 2009	2,055	1.98

Expected to vest thereafter	2,055	1.98

*	including 75,000 shares not settled as of December 31, 2009.

Share-based compensation expense relating to the 2,740,000 restricted share units for the year ended December 31, 2009 was $4.1 million, including $2.4 million generated but not recognized before the completion of the Company’s initial public offering because initial vesting was conditioned on completion of the offering. As of December 31, 2009, there was $1.4 million of unrecognized compensation cost related to unvested Class B restricted share units granted to executive officers other than the CEO and certain key employees.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share Awards to Other Employees

Share Awards Granted before Initial Public Offering

On February 17, 2009, the Company granted an aggregate of 456,000 Class A restricted share units to certain of its employees. These restricted share units are subject to vesting over a four-year period commencing upon the completion of the listing of the Company’s Class A ordinary shares in an initial public offering. The grant date fair value of the awards was recognized in Sohu’s consolidated statements of operations starting from April 2, 2009, when ADSs representing the Company’s Class A ordinary shares were first listed on the NASDAQ Global Select Market.

A summary of restricted share units activity as of and for the year ended December 31, 2009, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2009	—	$—
Granted	456	8.00
Vested	—
Forfeited	(24)	8.00

Unvested at December 31, 2009	432	8.00

Expected to vest thereafter	410	8.00

Share-based compensation expense relating to the 456,000 Class A restricted share units for the year ended December 31, 2009 was $1.4 million, including $0.2 million generated but not recognized before the completion of the Company’s initial public offering because initial vesting was conditioned on completion of the offering. As of December 31, 2009, unrecognized compensation expense related to unvested Class A restricted share units of the Company granted to employees before the initial public offering was $1.9 million.

Share Awards Granted after Initial Public Offering

On April 21, 2009, the Company granted an aggregate of 1,200,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than the CEO. These Class A restricted share units are subject to vesting over a four-year period commencing on April 21, 2009. The fair value as of April 21, 2009, the grant date of restricted share units was determined based on the Company’s share price on the grant date.

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2009	—	$—
Granted	1,200	12.41
Vested	—
Forfeited	—

Unvested at December 31, 2009	1,200	12.41

Expected to vest thereafter	1,200	12.41

Share-based compensation expense relating to these 1,200,000 Class A restricted share units for the year ended December 31, 2009 was $5.4 million. As of December 31, 2009, unrecognized compensation expense related to unvested Class A restricted share units of the Company granted to employees after the Company’s initial public offering was $9.5 million.

10. TAXATION

a. Business tax and related Surcharges

The Group is subject to a 5% business tax and 0.5% related surcharges for city construction and education on revenues from online game business in the PRC. Business tax and the related surcharges are recognized when the revenue is earned.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. VAT

Effective 2008, in addition to business tax and related surcharges, the Group is subject to VAT at an effective rate of 3% for the revenues from intra group software sales in the PRC.

c. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Changyou HK is subject to taxes in Hong Kong at 17.5%, 16.5% and 16.5% for the years ended December 31, 2007, 2008 and 2009, respectively.

China

Prior to January 1, 2008, AmazGame and Gamease in the PRC were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and the Enterprise Income Regulation (“the previous income tax law and rules”). Pursuant to the previous income tax law and rules, AmazGame and Gamease were generally subject to Corporate Income Tax (“CIT”) at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain technology enterprises, on PRC taxable income. Furthermore, new technology enterprises were exempted from Chinese state income tax for three years, beginning with their first year of operations, and were entitled to a 50% tax reduction to a rate of 7.5% for the subsequent three years and 15% thereafter. During the year ended December 31, 2007, most operations of the Sohu in the PRC were subject to an applicable tax rate of 7.5% or were exempted from income tax as new technology enterprises. As of December 31, 2007, the Company recorded deferred tax based on the enacted statutory tax rate of 25%.

On January 1, 2008, the newly introduced Corporate Income Tax Law, or New CIT Law, which unifies the statutory income tax rate of enterprises in China to 25%, became effective. The New CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfathering treatment for the unexpired tax holidays, on the condition that they were re-approved for new technology enterprise status under the regulations released on April 14, 2008.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprises”, which can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease are qualified as software enterprises, and they will be subject to 0% income tax rate for the full year 2008 and a 50% tax reduction for the following three years. Accordingly, both AmazGame and Gamease enjoyed a tax exemption for fiscal year 2008 and will enjoy a 50% income tax reduction to a rate of 12.5% from fiscal year 2009 to fiscal year 2011. However, in accordance with the relevant tax authorities’ administrative requirements, the Company prepaid income taxes at 25% for the first three quarters of 2008, which amounted to $18.9 million as of December 31, 2008. In January 2009, the Company received a full refund of such prepaid income taxes.

The license fees and royalties received from licensees in various jurisdictions outside of the PRC are subject to withholding taxes. The Group recognized the withholding taxes as income tax expense related to foreign withholding taxes.

The New CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. AmazGame is invested by an immediate foreign holding company in Hong Kong. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. If the Group is required under the New CIT Law to withhold PRC income tax on dividends payable to the Company’s non-PRC shareholders or any gains realized by these non-PRC shareholders from transfer of the shares, their investment in the Company’s shares may be materially and adversely affected. In the fourth quarter of 2008, in preparation for the Group’s initial public offering, AmazGame declared a dividend to Changyou HK, its immediate holding company in Hong Kong, and accordingly a withholding tax of $5.0 million based on the 5% withholding tax rate was accrued. The Company decided that its foreign invested enterprises will not distribute any profit arising in year 2009 and beyond after the offering to their immediate foreign holding companies and will maintain such cash onshore to reinvest in its PRC operations.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2009, the Company did not have any interest and penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2009.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows (in thousands):

	For the year ended December 31,
	2007	2008	2009
Current income tax expense	$414	$2,371	$22,857
Foreign withholding tax expense	38	5,972	945
Deferred tax	—	(237)	(1,146)

Income tax expense	$452	$8,106	$22,656

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2007	2008	2009
Statutory CIT rate	33.0%	25.0%	25.0%
Effect of tax holidays	(110.9)%	(26.3)%	(13.1)%
Effect of withholding taxes	0.7%	5.1%	0.6%
Changes in valuation allowance	(12.0)%	3.9%	(0.5)%
Other permanent book-tax differences	97.1%	(0.7)%	1.5%

Effective CIT rate	7.9%	7.0%	13.5%

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2007	2008	2009
Tax holiday effect	$6,378	$30,574	$21,852
Basic earnings per share	$0.07	$0.32	$0.22

d. Deferred tax

Significant components of the Group’s deferred tax assets consist of the following (in thousands):

	As of December 31,
	2008	2009
Deferred tax assets
Assets transfer as a result of the reorganization	$2,403	$2,246
Accrued salary and benefits	2,146	2,084
Net operating loss from operations	153	524
Share-based compensation	49	—
Others	188	362

Total deferred tax assets	4,939	5,216
Less: Valuation allowance	(4,702)	(3,833)

Net deferred tax assets	$237	$1,383

As of December 31, 2008 and 2009, the Group has made a valuation allowance against its deferred tax assets to the extent such deferred tax assets are not expected to be realized by certain subsidiaries. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including the Group’s limited operating history and uncertainty as to the success of the Group’s games due to intense competition in the online game industry.

11. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIE in the PRC including the Predecessor Operations participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require AmazGame and Gamease to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2007, 2008 and 2009, the Group contributed approximately a total of $653,000, $1,752,000 and $4,389,000, respectively, to these funds.

12. STATUTORY RESERVES

The Company’s subsidiaries and the VIE in the PRC including the Predecessor Operations are required to make appropriations to reserves, comprising the statutory surplus reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve must be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the board of directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, expanding production or increasing share capital.

For the years ended December 31, 2007, 2008 and 2009, profit appropriation to statutory surplus reserve was approximately $458,000, $5,290,000 and $nil, respectively.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2007	2008	2009
Numerator:
Net income	$5,299	$107,986	$144,684
Numerator for basic earnings per share	5,299	107,986	144,684
Numerator for diluted earnings per share	5,299	107,986	144,684
Denominator:
Weighted average basic ordinary shares outstanding—basic	95,000	95,000	100,728
Dilutive effect of restricted share units	—	—	2,323

Weighted average number of shares outstanding—diluted	95,000	95,000	103,051

Basic net income per share	$0.06	$1.14	$1.44
Diluted net income per share	$0.06	$1.14	$1.40

14. RELATED PARTY TRANSACTIONS (in thousands)

The table below sets forth the major related parties and their relationships with the Group:

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
Beijing Pixel Software Technology Company Limited (“Pixel”)*	An equity investee of the Company

*	This investee ceased to be a related party of the Company starting September 1, 2007, when the Company disposed its equity investment. Accordingly, since then, transactions with this party are not regarded as related party transactions.

During the years ended December 31, 2007, 2008 and 2009, significant related party transactions were as follows:

	For the year ended December 31,
Transactions with Sohu	2007	2008	2009
Sales and marketing service provided by Sohu	$14,348	$19,194	$20,094
Transfer of Sohu’s MMORPG assets and operation, net of associated liabilities assumed upon Reorganization	9,888	—	—
Corporate marketing and general administrative expenses allocated from Sohu	3,923	11,321	258
Other service provided by Sohu	203	66	13
Interest expense for short-term loan from Sohu	61	245	104

	For the year ended December 31,
Transactions with Pixel	2007	2008	2009
Revenue-based royalty payment to Pixel	$949	$—	$—

As of December 31, 2007, 2008 and 2009, the amounts due to related parties were as follows:

	As of December 31,
	2007	2008	2009
Short-term loan from Sohu	$4,950	$8,450	$—
Due to Sohu (2007, mainly arising from assets transferred from and services provided by Sohu; 2008, mainly arising from expenses charged from Sohu for sales and marketing services provided to the Group and an allocation of Sohu’s shared advertising expenses; 2009, mainly arising from expenses charged from Sohu for sales and marketing services.)	21,682	10,812	5,046

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term loans from Sohu of $8,450 at annual interest rates from 4.8% to 5.05% are for the establishment of AmazGame and working capital for Changyou HK. The loans were repaid in April 2009.

As of December 31, 2007, 2008 and 2009, amounts due from related parties were as follows:

	As of December 31,
	2007	2008	2009
Due from Sohu (mainly arising from customer advances collected by Sohu on behalf of the Group)	$8,835	$8,535	$340

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts charged to third parties. Allocations from Sohu are based on a variety of factors and are dependent on the nature of the expenses being allocated. These balances are interest free and settleable on demand.

15. COMMITMENTS AND CONTINGENCIES (in thousands)

The Group has future rental commitments related to its bandwidth leasing charges and office rental charges:

	Bandwidth leasing	Office rental
2010	$1,741	$1,591
2011	396	959
2012	40	767
2013	—	—
2014	—	—
Thereafter	—	—

Total minimum payments required	$2,177	$3,317

Rental expenses, including bandwidth leasing charges and office rental charges, were approximately $1,322, $2,919 and $4,774 for the years ended December 31, 2007, 2008 and 2009, respectively, and were charged to the statement of operations when incurred.

The Group estimated the future capital commitments related to license fees of online games developed by third-parties as follows:

License fees of game developed by third-parties
2010	$1,889
2011	117
2012	—
2013	—
2014	—
Thereafter	—

Total minimum payments required	$2,006

Amortization expenses related to license fees of online games for the years ended December 31, 2007, 2008 and 2009 were approximately $71, $233 and $250, respectively.

The Group did not have any other significant capital and other commitments or guarantees as of December 31, 2009.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the business, financial condition or results of operations.

The Group has not recorded any legal contingencies as of December 31, 2009.

16. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by AmazGame and Gamease only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, AmazGame and Gamease are required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 12) prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

restrictions under PRC laws and regulations, AmazGame and Gamease are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets as of December 31, 2009. Even though the Company currently does not require any such dividends, loans or advances from AmazGame and Gamease for working capital and other funding purposes, the Company may in the future require additional cash resources from AmazGame and Gamease due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders.

17. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 26, 2010, which is the date the financial statements were issued, with no material events or transactions needing recognition or disclosure found.

18. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of Changyou.com Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Interests in subsidiaries and variable interest entity” and the profit of the subsidiaries is presented as “Share of profit of subsidiaries and variable interest entity” on the statement of operations.

For the VIE, where the Company is the primary beneficiary, the amount of the Company’s investment is included on the balance sheet as “Interests in subsidiaries and variable interest entity” and the profit or loss of the VIE is included in “Share of profit of subsidiaries and variable interest entity” in the statement of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2008 and 2009, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2008	2009
	US$	US$
Assets
Current assets:
Cash and bank deposits	1	36,415
Prepaid and other receivable	1,334	81

Total current assets	1,335	36,496
Interests in subsidiaries and variable interest entity	112,899	184,723

Total assets	114,234	221,219

Liabilities and shareholders’ equity
Accrued liabilities	784	364
Short-term loan from Sohu	8,450	—
Due to Sohu	306	—

Total liabilities	9,540	364

Shareholders’ equity
Class A ordinary shares par value $0.01, 200,000 authorized; nil and 17,860 issued and outstanding as of December 31, 2008 and 2009, respectively.	—	179
Class B ordinary shares par value $0.01, 97,740 authorized; 95,000 and 85,250 issued and outstanding as of December 31, 2008 and 2009, respectively.	950	852
(Distribution in excess of additional paid-in capital) Additional paid-in capital	(4,059)	63,960
Statutory reserves	5,748	5,748
Receivables from shareholders	(30)	—
Retained earnings	101,454	149,338
Accumulated other comprehensive income	631	778

Total shareholders’ equity	104,694	220,855

Total liabilities and shareholders’ equity	114,234	221,219

Financial information of Changyou.com Limited

Condensed Statements of Operations

(In thousands)

	For the period from inception to December 31, 2007	For the year ended December 31, 2008	For the year ended December 31, 2009
	US$	US$	US$
Operating expenses:
General and administrative	—	102	1,788

Total operating expenses	—	102	1,788

Operating loss	—	(102)	(1,788)
Share of profit of subsidiaries and variable interest entity	2,571	108,333	146,576
Interest expense	(61)	(245)	(104)

Income before income tax expense	2,510	107,986	144,684

Net income	2,510	107,986	144,684

Condensed Statement of Cash Flows

(In thousands)

	For the period from inception to December 31, 2007	For the year ended December 31, 2008	For the year ended December 31, 2009
	US$	US$	US$
Net cash used in operating activities	—	—	(1,494)
Cash flows from investing activities:
Investment in subsidiaries	(5,000)	(3,500)	—
Dividend received from subsidiaries*	—	—	87,800

Net cash used in investing activities	(5,000)	(3,500)	87,800
Cash flows from financing activities:
Short-term loan from Sohu	4,950	3,500	—
Repayment of short-term loan from Sohu	—	—	(8,450)
Issuance of ordinary shares	50	—	55,845
Dividend paid to Sohu	—	—	(96,800)
Other proceeds relating to financing activities	1	—	1,087
Other cash payments relating to financing activities	—	—	(1,574)

Net cash provided by financing activities	5,001	3,500	(49,892)

Net increase in cash and cash equivalents	1	—	36,414

Cash and cash equivalents at beginning of year	—	1	1

Cash and cash equivalents at end of year	1	1	36,415

*	Cash dividend received from Changyou HK.