Form 20-F
period 2010-12-31
Changyou.com Ltd
filed 2011-02-28
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

East Tower, Jing Yan Building No. 29 Shijingshan Road, Shijingshan District Beijing 100043 People’s Republic of China

(Address of principal executive offices)

Alex Ho

Chief Financial Officer

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

Telephone: (86 10) 6861-3000

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,428,000 Class A ordinary shares, par value $0.01 per share, and 84,650,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.  ☐ Yes  ☒ No

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, par value $0.01 per share;

•	“Changyou” refers to Changyou.com Limited, a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entities;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“DMD,” and “LAW” refer to “Duke of Mount Deer” and “Legend of Ancient World,” respectively, which are two of our pipeline online games;

•	“MMORPGs” refers to massively multiplayer online role playing games, which are interactive online games that may be played simultaneously by hundreds of thousands of game players;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the NASDAQ Global Select Market under the symbol “SOHU;”

•

“Sohu” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entities;

•

“Sohu Group” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, includes Changyou.com Limited and its subsidiaries and variable interest entities;

•

“TLBB,” “BO,” “BH2,” “ZHYX,” “DHSH,” “IF” and “SJQY” refer to “Tian Long Ba Bu,” “Blade Online” and “Blade Hero 2,” “Zhong Hua Ying Xiong,” “Da Hua Shui Hu,” “Immortal Faith” and “San Jie Qi Yuan”, respectively, which are our online games in operation;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“we,” “us,” “our company” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entities.

All references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars,” “U.S. dollars” and “$” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of operations data and comprehensive income for the years ended December 31, 2008, 2009 and 2010 and audited consolidated balance sheets data as of December 31, 2009 and 2010.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheets data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the two years ended December 31, 2006 and 2007 and our consolidated balance sheets data as of December 31, 2006, 2007 and 2008 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	($ in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenue:
Game operations revenues	8,525	41,751	194,607	259,783	318,923
Overseas licensing revenues	—	345	7,238	7,802	8,230

Total revenues	8,525	42,096	201,845	267,585	327,153
Cost of revenues(1)	3,895	7,317	14,633	17,518	29,852

Gross profit	4,630	34,779	187,212	250,067	297,301
Operating expenses:
Product development(1)	1,957	6,738	23,862	27,353	37,918
Sales and marketing(1)	1,798	19,851	38,917	40,048	41,002
General and administrative(1)	876	2,992	9,053	18,759	17,533

Total operating expenses	4,631	29,581	71,832	86,160	96,453

Operating (loss) profit	(1)	5,198	115,380	163,907	200,848
Total other income	171	553	712	3,433	2,234

Income before income tax expense	170	5,751	116,092	167,340	203,082
Income tax expense	161	452	8,106	22,656	28,178

Net income	9	5,299	107,986	144,684	174,904

Earnings per share:
Basic net income per share	0.00	0.06	1.14	1.44	1.69
Diluted net income per share	0.00	0.06	1.14	1.40	1.65
Basic net income per ADS	0.00	0.12	2.27	2.87	3.37
Diluted net income per ADS	0.00	0.12	2.27	2.81	3.29

Weighted average number of ordinary shares outstanding, basic	95,000	95,000	95,000	100,728	103,792
Weighted average number of ordinary shares outstanding, diluted	95,000	95,000	95,000	103,051	106,241
Weighted average number of ADS outstanding, basic	47,500	47,500	47,500	50,364	51,896
Weighted average number of ADS outstanding, diluted	47,500	47,500	47,500	51,526	53,121

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	($ in thousands)
Cost of revenues	74	38	14	324	194
Product development	263	170	4,919	7,404	4,399
Sales and marketing	—	10	10	261	220
General and administrative	52	225	404	5,412	3,781

Selected Consolidated Balance Sheet Data

	As of December 31,
	2006	2007	2008	2009	2010
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and bank deposits	1,547	15,419	134,439	226,901	350,957
Total current assets	1,575	24,386	166,180	235,356	365,116
Total assets	3,950	30,126	176,656	289,391	502,512
Receipts in advance and deferred revenue	1,036	8,173	20,703	30,244	34,509
Total current liabilities	1,948	39,868	71,962	68,536	88,161
Total shareholders’ equity (deficit)	2,002	(9,742)	104,694	220,855	414,351
Total liabilities and shareholders’ equity	3,950	30,126	176,656	289,391	502,512

Risk Factors

Risks Relating to Our Business and Our Industry

Our limited operating history makes evaluating our business and prospects difficult.

We were incorporated on August 6, 2007 in the Cayman Islands as an indirect wholly-owned subsidiary of Sohu.com Inc. On December 1, 2007, Sohu transferred all of its MMORPG business to us. We launched three MMORPGs when we were still a business unit of the Sohu Group, including Knight Online, or KO, in June 2003, BO in October 2004 and TLBB in May 2007, of which KO and BO are licensed games. We terminated the operation of KO in November 2006 when its license expired. We developed TLBB in-house. TLBB generated a substantial majority of our revenues for the years ended December 31, 2007, 2008, 2009 and 2010. Our limited operating history may not provide a meaningful basis for you to evaluate our business and prospects. Furthermore, we were a business unit within the Sohu Group prior to our reorganization and had no experience running our business as a separate, stand-alone company. Our operating history as a separate, stand-alone company is still relatively short, our business strategy has not been proven over time and we cannot be certain that we will be able to successfully expand our MMORPG business. In addition, you should not place undue reliance on our financial statements included in this annual report that are for the periods prior to December 2007, as such financial statements may not be representative of our financial condition and results of operations if we were a separate, stand-alone company.

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

Our revenues have grown significantly in a relatively short period of time, in particular after our launch of TLBB in May 2007. Primarily due to the commercial success of TLBB, our revenues grew from $1.6 million for the three months ended March 31, 2007 before the launch of TLBB to $58.4 million for the three months ended December 31, 2008 and $70.7 million for the three months ended December 31, 2009 and $91.7 million for the three months ended December 31, 2010, representing an increase of 35.5 times over seven quarters and 43.2 times over eleven quarters and 56.3 times over fifteen quarters, and our net income grew from a net loss of $1.4 million for the three months ended March 31, 2007 to net income of $29.1 million for the three months ended December 31, 2008 and $38.9 million for the three months ended December 31, 2009 and $47.8 million for the three months ended December 31, 2010. We are not likely to sustain similar growth rate in revenues or net income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base, the uncertain level of popularity of our future games, the potential need to expend greater amounts in order to develop or acquire new games, and the potential increases in our costs and expenses as a separate, stand-alone public company. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

We may be adversely affected by the recent global crisis in the financial services and credit markets.

We rely on the spending of our game players for our revenues, which may in turn depend on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The growth of China’s economy experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%, slowing to as low as 6.2% for the first quarter of 2009. A number of factors contributed to this slowdown, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the global crisis in the financial services and credit markets that began in 2008 and has resulted in extreme volatility and dislocation of the global capital markets. Although the growth rate of China’s gross domestic product accelerated and reached 11.9% in the first quarter of 2010, the growth rate has since slowed down to 9.6% in the third quarter of 2010. It is uncertain whether China’s recent recovery in economic growth is sustainable and whether the slower growth that China’s economy experienced in 2008 and 2009 could return in the near future.

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

We expect to rely on MMORPGs as our primary source of revenue. Any adverse trend affecting MMORPGs may materially and adversely affect our business.

We entered into a Non-Competition Agreement with Sohu which prohibits us, during the non-competition period, from engaging in certain businesses, including the development and operation of online games, other than MMORPGs, that Sohu conducted or contemplated conducting as of the date of the prospectus for our initial public offering. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report. As a result, during such non-competition period, we will not be able to diversify our business into businesses, other than MMORPGs, that Sohu was conducting, or contemplated conducting, as of the date of the prospectus for our initial public offering, even if such businesses present growth opportunities for us. In addition, the Non-Competition Agreement does not prohibit Sohu from engaging in the development and operation of online games other than MMORPGs, even during the non-competition period. If we decide to develop and operate online games other than MMORPGs that are not prohibited under the Non-Competition Agreement, such other online games may face competition from other online games, including those developed and/or operated by Sohu.

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

We must introduce new games that can generate additional revenue and diversify our revenue source in order to remain competitive. We have several games in the pipeline, including DMD, LAW and others. We expect to begin open beta testing of DMD and LAW in 2011. We are developing DMD in-house and we have licensed LAW from third-party developers. We will not generate any meaningful revenue from a game until it enters open beta testing. However, we cannot assure you that we will be able to meet our timetable for new game launches. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, relevant authorities’ approvals and adverse developments in our relationship with the licensors of our new licensed games could result in delayed launching of our new games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB, and you should not use TLBB as an indication of the commercial success of our future games. There are many factors that may adversely affect the popularity of our new games. For example, we may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to recover our product development costs and sales and marketing expenses, which can be significant.

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

Competition in the online game market in China is becoming increasingly intense. For example, according to data from the 2010 China Online Game White Paper issued by the Ministry of Culture of the People’s Republic of China, or MOC, 23 large online game companies launched 123 new games in 2010, accounting for 49% of the total new games launched during the year. There were four online game companies, Perfect World Co., Ltd., Giant Interactive Group Inc., Kingsoft Corporation Limited and NetDragon Websoft Inc., that successfully listed their shares on NASDAQ, the New York Stock Exchange or the Hong Kong Stock Exchange in the second half of 2007 alone, adding to the previously listed public companies focusing on the online game market in China, such as NetEase.com, Inc., Tencent Holdings Limited and The9 Limited, most of which focus on MMORPGs. In September 2009, Shanda Games Limited, which engages in the online game business, was carved out from Shanda Interactive Entertainment Limited and completed an initial public offering on NASDAQ. In 2010, Shenzhen ZQGame Co., Limited listed its shares on the Growth Enterprises Market board of the Shenzhen Stock Exchange in the PRC, becoming the first China-based online game company listed domestically in China. Moreover, there are many venture-backed private companies focusing on online game development, and MMORPG development in particular, further intensifying the competition. Recently, many of our competitors have been aggressively hiring talent for game development, increasing spending on marketing for games and bidding for licenses of games. We have also observed that there are some online games operated in China that include similar elements of design and game concepts to those of TLBB, which could have an adverse effect on the potential for increases in the number of players of TLBB. Increased competition in the online game market may make it difficult for us to retain our existing employees and attract new employees, and to sustain our growth rate. Furthermore, we also face intense competition for cost-effective marketing resources for online games, such as online game-related websites, which could drive up our marketing costs and decrease the effectiveness of our marketing campaigns.

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

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth between the third quarter of 2007 and the first quarter of 2009 caused in part by the severe global crisis in the financial services and credit markets, and may be difficult to predict for any given period. Our past results may not be indicative of our future performance and our quarterly results may not be indicative of our full year results. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

We generate all of our revenues under the item-based revenue model, which has a short history of commercial application and presents risks related to consumer preferences and regulatory restrictions.

When we first launched BO in October 2004, it generated revenue under the time-based revenue model. Currently, we operate all of our games under the item-based revenue model. Under this revenue model, our game players are free to play the games for an unlimited amount of time, but are charged for the purchases of certain virtual items. We currently expect that a substantial majority of our revenues, including revenues from all of our current pipeline games, will continually be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design virtual items so as to incentivize game player to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. Although the item-based revenue model is currently a prevalent revenue model for MMORPGs in China, it does not have a long history of proven commercial application. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount of purchase by individual game player. A revenue model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will continue to be commercially successful, or that we will not in the future need to change our revenue model back to the time-based revenue model or to a new revenue model. Any change in revenue model could result in disruption of our game operations and decrease in the number of our game players.

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

Our business may be materially harmed if our MMORPGs are not featured in a sufficient number of Internet cafés in China.

A substantial number of game players access our games through Internet cafés in China. Due to limited hardware capacity, Internet cafés generally feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a nationwide suspension of approval for the establishment of new Internet cafés in 2007, and the restrictions and control on the total number of Internet cafés nationwide by the MOC thereafter. We take steps to ensure that our games are featured in a sufficient number of Internet cafés, including maintaining good relationships with Internet café operators, requiring our distributors to maintain a sales presence in a large number of Internet cafés, conducting periodical promotional activities in select Internet cafés, and other general sales and marketing efforts. If we fail to maintain good relationships with Internet café operators, or if we and/or our distributors fail to successfully persuade Internet cafés to feature our MMORPGs, our revenues may be materially and adversely affected.

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

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and other intellectual property as critical to our success. In particular, we have spent a significant amount of time and resources in developing TLBB and DMD. Our ability to protect our proprietary rights in connection with TLBB and DMD is critical for the success of these games and our overall financial performance. We have registered a number of software in China for copyright protection and we have taken various measures to protect our source codes, including confidentiality agreements and segregation of source codes, so that only our Chief Technology Officer has access to the entire source codes for any of our games. We have applied for registration of 281 trademarks in the PRC, including those related to our company name and our MMORPGs. We have obtained a trademark registration certificate in the PRC relating to TLBB. We have also applied for 73 trademarks in countries and regions such as Taiwan, the United States, Europe, Malaysia, Turkey and Vietnam relating to our company name and our MMORPGs. We have obtained four trademarks relating to TLBB in Taiwan and two trademarks relating to DMD in Taiwan and three in Japan. In addition, we have obtained six trademarks in the European Union relating to TLBB. However, we may not succeed in obtaining trademarks that we have applied for, including any trademarks relating to our games TLBB and DMD. Any failure to register trademarks in any country or region may limit our ability to protect our rights in such country or region under relevant trademark laws, and we may even need to change the name or the relevant trademark in certain cases, which may adversely affect our branding and marketing efforts.

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

Online payment systems in China are in a developmental stage and are not as widely available to or accepted by consumers in China as they are in the United States. We rely heavily on a physical distribution network composed of third-party distributors to cover a network of retail outlets across China for the sales of our prepaid game cards to our game players. As a result, our revenues could be adversely affected by the under-performance of our distributors, such as the failure to meet minimum sales or penetration targets or the failure to establish an extensive retail network. We generally sign one-year agreements with our distributors. We may not continue to maintain favorable relationships with them. In addition, our distributors may violate our distribution agreements. Such violations may include, among other things, their:

•	failure to maintain minimum price levels for our prepaid game cards in accordance with our distribution agreements;

•	failure to properly promote our MMORPGs in local Internet cafés and other important outlets, or cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our prepaid game cards outside their designated territories.

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

Our future success depends substantially on the continued services of our executive officers and our key development personnel, such as our Chief Executive Officer, Tao Wang, who has been instrumental in the development of TLBB, our Chief Technology Officer, Xiaojian Hong, our President and Chief Operating Officer, Dewen Chen, and our Chief Financial Officer, Alex Ho. If one or more of our executive officers or key development personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as suppliers. These executive officers and key employees could develop and operate games that could compete with and take game players away from our existing and future games. Each of our executive officers and key personnel has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers or key employees and us, these non-competition provisions may not be enforceable in China.

We are rapidly expanding our business and need to hire a significant number of new employees. If we are unable to attract a sufficient number of qualified new employees or retain our existing employees, our business prospects may be materially and adversely affected.

As we are in the early stages of our development and our business is growing rapidly, we have needed, and expect to continue to need, to increase the number of our employees, including senior-level executives, experienced project managers, game development personnel and game operation professionals. The number of our employees increased 69.0% between the end of 2009 and the end of 2010. Our industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and we may not be able to attract a sufficient number of additional qualified new employees or retain existing employees to meet the growth of our business, in which case our growth strategy and our business prospects could be materially and adversely affected.

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

We incur additional costs and face significant risks when we license our games outside of China and seek to expand our operations to select markets, such as the United States, the United Kingdom, Malaysia and Korea. If we fail to manage these risks, our growth and business prospects could be materially and adversely affected.

We currently license TLBB to third-party operators to operate the game in Taiwan, Hong Kong, Vietnam, Malaysia, Singapore and Thailand. Pursuant to our strategy, we plan to continue to license TLBB and other future games in these and other overseas markets. We have expanded our direct MMORPG operations to select markets, such as the United States, the United Kingdom, Malaysia and Korea, and expect to expand our direct MMORPG operations to other overseas markets. Identifying appropriate overseas markets, negotiating with potential third-party licensees and managing our relationships with our licensees all require substantial management effort and skills and the incurrence of additional expenditures. Licensing games, or operating them directly overseas, also requires translation of our games to the local language of the overseas market in which we plan to license or operate, and may require customization as well, both of which require additional costs and expenses. Furthermore, there are additional risks in connection with the licensing or direct operation of our games overseas, including:

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

We may acquire technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the Chinese online game market. Future acquisitions or strategic alliances would expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business.

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

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in telecommunication services, including operating online games. Because of these restrictions, our MMORPG operations in the PRC are conducted through our variable interest entities, or VIEs, including Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, a PRC company that is owned by our Chief Executive Officer and our Chief Operating Officer, Beijing Guanyou Gamespace Digital Technology Co., Ltd. , or Guanyou Gamespace, a PRC company that is owned by our Chief Executive Officer and our President and Chief Operating Officer, and Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, a PRC company that is owned by two Changyou employees. All of the nominee shareholders of those VIEs are PRC citizens. Gamease, Guanyou Gamespace and Shanghai ICE are effectively controlled by Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, Beijing Changyou Gamespace Software Techonology Co., Ltd., or Gamespace, and ICE Information Technology (Shanghai) Co., Ltd, or ICE WFOE, respectively, all of which are PRC companies and our indirect wholly-owned subsidiaries, through a series of contractual arrangements. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

A circular issued by MIIT in July 2006, or the MIIT circular, reiterated restrictions on foreign investment in telecommunications businesses. Under this circular, a domestic company that holds a license for the provision of Internet information service, or an ICP license, or a license to conduct any value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China.

Furthermore, trademarks and domain names that are used in a value-added telecommunications business must be owned by the local ICP license holder. The MIIT circular further requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the authorities, it is uncertain whether MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT circular might have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

On September 28, 2009, the General Administration of Press and Publication, or GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. It is unclear whether GAPP will deem our VIE structure to be such an “indirect means” for foreign investors to exercise control over or participate in the operation of domestic online game businesses. If our VIE structure were deemed to be such an “indirect means” under the GAPP Notice, our VIE structure might be challenged by the GAPP authorities.

If we were found to be in violation of any existing or future PRC laws, regulations or notices, including the MIIT circular and the GAPP Notice, regulatory authorities with jurisdiction over the licensing and operation of online games would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of Gamease, Guanyou Gamespace, Shanghai ICE, AmazGame, Gamespace and/or ICE WFOE, requiring us to restructure the relevant ownership structure or operations, or requiring us to discontinue all or any portion of our game operations. Any of these actions could cause significant disruption to our business operations.

Our contractual arrangements with the VIEs and their shareholders may not be as effective in providing control over the VIEs as direct ownership of the VIEs and the shareholders of the VIEs may have potential conflicts of interest with us.

We have no ownership interest in Gamease, Guanyou Gamespace or Shanghai ICE and we conduct substantially all of our operations and generate substantially all of our revenues through contractual arrangements that our subsidiaries AmazGame, Gamespace and ICE WFOE had entered into with Gamease, Guanyou Gamespace, Shanghai ICE and their shareholders, respectively, and such contractual arrangements are designed to provide us with effective control over Gamease, Guanyou Gamespace and Shanghai ICE. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. We depend on Gamease, Guanyou Gamespace and Shanghai ICE to hold and maintain certain licenses necessary for our game business. Gamease, Guanyou Gamespace and Shanghai ICE collectively own all of the necessary intellectual property, facilities and other assets relating to the operation of our games and employ personnel for our game operations and distribution.

These contractual arrangements may not be as effective in providing us with control over Gamease, Guanyou Gamespace and Shanghai ICE as direct ownership. If we had direct ownership of Gamease, Guanyou Gamespace and Shanghai ICE, we would be able to exercise our rights as a shareholder to effect changes in their Boards of Directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of Gamease, Guanyou Gamespace and Shanghai ICE, which exposes us to the risk of potential breach of contract by the shareholders of Gamease, Guanyou Gamespace and Shanghai ICE. In addition, as each of Gamease, Guanyou Gamespace and Shanghai ICE is jointly owned by its respective shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

The shareholders of Gamease, Guanyou Gamespace or Shanghai ICE may breach, or cause Gamease, Guanyou Gamespace or Shanghai ICE to breach, the contracts for a number of reasons. For example, their interests as shareholders of Gamease, Guanyou Gamespace or Shanghai ICE and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Gamease, Guanyou Gamespace and Shanghai ICE, and our ability to conduct our business may be materially and adversely affected.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with any of Gamease, Guanyou Gamespace or Shanghai ICE were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Gamease, Guanyou Gamespace or Shanghai ICE, which could adversely affect us by (i) increasing the tax liability of Gamease, Guanyou Gamespace or Shanghai ICE without reducing the tax liability of AmazGame, Gamespace or ICE WFOE , which could further result in interest being levied to us for underpaid taxes; or (ii) limiting the ability of Gamease, Guanyou Gamespace, Shanghai ICE, AmazGame, Gamespace and/or ICE WFOE to maintain preferential tax treatments and other financial incentives. If for any reason we need to cause the transfer of any of the shareholders’ shares in any of Gamease, Guanyou Gamespace or Shanghai ICE to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

Substantially all of our revenues are generated through Gamease, Guanyou Gamespace and Shanghai ICE, our VIEs, and we rely on payments made by our VIEs to AmazGame, Gamespace and ICE WFOE, our subsidiaries, pursuant to contractual arrangements to transfer any such revenues to AmazGame, Gamespace and ICE WFOE. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders and ADS holders.

We conduct substantially all of our operations through Gamease, Guanyou Gamespace and Shanghai ICE, our VIEs, which generate substantially all of our revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, each of AmazGame, Gamespace and ICE WFOE, our subsidiaries in China, entered into a number of contracts with its corresponding VIE, pursuant to which the VIE pays the PRC subsidiary for certain services that the PRC subsidiary provides to the VIE. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VATs, which effectively reduce the amount that we receive from the VIEs. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from the VIEs or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our ability to pay dividends to our shareholders and ADS holders.

Our VIEs Shanghai ICE and Guanyou Gamespace are in the process of applying for Internet publishing licenses that are required under PRC regulations for certain games we currently operate or plan to launch in the future. If GAPP challenges the commercial operation of certain of our games, or if we fail to obtain necessary licenses to commercially operate certain of our games, we may be subject to various penalties, including restrictions on our operations.

Pursuant to PRC regulations issued by GAPP and MIIT relating to the regulation of online publication, an online game operator needs to obtain an Internet publishing license and each game in operation needs to be granted a publishing number in order to directly make its online games publicly available in the PRC, as operating online games is deemed to be an online publishing activity. See “Regulations—Online Games and Cultural Products” in Item 4 of this annual report. Gamease, our VIE operating TLBB, BO, BH2, DHSH, ZHYX and IF, has obtained an Internet publishing license while each of Shanghai ICE, our VIE that operates SJQY, and Guanyou Gamespace, our VIE which currently has no game in operation but is expected to conduct operations of certain online games in the future, is still in the process of applying for Internet publishing licenses. We cannot assure you that Shanghai ICE or Guanyou Gamespace will be able to obtain an Internet publishing license or obtain such a license in a timely manner. TLBB, BO, BH2, ZHYX, DHSH, IF and SJQY were granted publishing numbers and published through third parties that were licensed electronic publishing entities, because neither Gamease nor Shanghai ICE had obtained an Internet publishing license at the time those online games were made publicly available. Our agreements regarding the publication of TLBB, BO and DHSH with certain third party licensed electronic publishing entities expired on December 5, 2010, December 20, 2010 and November 30, 2010, respectively. Our agreements regarding the publication of BH2, ZHYX, IF and SJQY with certain third-party licensed electronic publishing entities will expire on February 22, 2012, December 16, 2012, December 5, 2011 and July 22, 2015, respectively. Gamease is in the process of making a filing with GAPP in order to change the publisher for TLBB, BO and DHSH to Gamease. After the publication agreements for BH2, ZHYX and IF expire, Gamease also intends to change the publisher of those games to Gamease and make all necessary filings with GAPP regarding any such change. After the publication agreements for SJQY expire, if Shanghai ICE has obtained an Internet publishing license, it will change the publisher for SJQY to Shanghai ICE, and make all necessary filings with GAPP regarding such change or, if Shanghai ICE has not obtained an Internet publishing license, it will work with the third-party licensed electronic publishing entity to extend the publication agreements for SJQY. The current PRC regulations are not clear as to the consequence of obtaining publishing numbers through third party electronic publishing entities and operating without an Internet publishing license. We have made oral inquiries with the officials at GAPP and have been informed that GAPP is aware of and does not object to such practice, so long as the applications for the Internet publishing licenses have been filed with GAPP. However, in the view of the lack of formal interpretation regarding this issue, our current practice might later be challenged by GAPP, which could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

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

In the course of playing our games, some virtual assets, such as game player experience, skills and weaponry, are acquired and accumulated. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our business could be materially and adversely affected.

The PRC government has begun to tighten its regulation of Internet cafés, which are currently one of the primary places where our games are played. Stricter government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and our game player base.

Internet cafés are one of the primary places where our games are played. In April 2001, the PRC government began tightening its regulation and supervision of Internet cafés. In particular, a large number of Internet cafés without requisite government licenses have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafés. The PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may also slow down the growth in the number of new Internet cafés. In February 2007, several central governmental authorities jointly issued a notice suspending the issuance of new Internet café licenses, and the total number of Internet Cafés nationwide is restricted and controlled by the relevant authorities. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafés. So long as Internet cafés remain as one of the primary places for game players to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés or restrictions in their operations in China could limit our ability to maintain or increase our revenues and our game player base, thereby adversely affecting our results of operations and business prospects.

Restrictions on virtual currency may adversely affect our game operations revenues.

Our online game revenues are collected through the sale of our prepaid cards or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by MOC on February 15, 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. On June 4, 2009, the MOC and the Ministry of Commerce, or MOFCOM, jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency (the “Notice”). In this Notice, the authorities for the first time define “Virtual Currency” as a type of virtual exchange instrument issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from simultaneously engaging both as issuers and as trading platforms. Most importantly, one of the Notice’s stated intended objectives is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. Specifically, the Notice provides that online game operators are required to report the total amount of their issued virtual currencies on a quarterly basis and game operators are prohibited from issuing disproportionate amounts of virtual currencies in order to generate revenues. In addition, the Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are strictly prohibited from providing lucky draws or lotteries which are conducted on the condition that participants contribute cash or virtual currencies in exchange for game props or virtual currencies. The Notice also places potentially burdensome obligations on online game operators, including a requirement that operators keep transaction data records for no less than 180 days and a prohibition on operators’ providing virtual currency trading services to minors. In order to comply with the requirements of the Notice, it may be necessary for us to change our virtual currency distribution channel, and our business model may be affected accordingly and we may put more efforts in consummating our database so as to keep users’ information longer. These restrictions may result in higher costs of our online game operation and lower sales of our prepaid cards or game points, which may have an adverse effect on our games revenue.

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we license our MMORPGs to third parties.

Currently, most of our game players in China are young males, many of whom are students. Due to a relatively high degree of game player loyalty to MMORPGs, easy access to personal computers and Internet cafés, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and taking rest, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.” The PRC government has also begun to tighten its regulations on Internet cafés, currently one of the primary places where online games are played, including limiting the issuance of Internet café operating licenses and imposing higher capital and facility requirements for the establishment of Internet cafés. See “—The PRC government has begun to tighten its regulation of Internet cafés, which are currently one of the primary places where our games are played. Tightened government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and our game player base.”

Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as the game players’ access to online games. For example, in January 2011, MIIT and other six central government authorities jointly issued a circular under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and are required to monitor the activities of the minors and suspend the accounts of minors if so requested by their parents or guardians. We believe stricter government regulations, such as regulations imposing stricter age and hour limits on Internet cafés, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, or extending anti-fatigue-related regulations to adults, could be implemented in the future. Such adverse public opinion and tightened government regulations could materially and adversely affect our business prospects and our ability to maintain or increase revenues.

In addition, the PRC State Administration of Taxation previously announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.

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

In the GAPP Notice, GAPP stated that it is the only governmental department with authority for examination and pre-approval of online games, and that all online game operators must obtain an internet publishing license to provide online game services. Under the GAPP Notice, additional approvals from GAPP are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In addition, on July 1, 2009, GAPP issued a Notice on Strengthening the Approval and Administration of Imported Online Games, in which GAPP stated that it is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by these two GAPP notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

On June 3, 2010, the MOC issued Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry. Specifically, the Online Game Measures reiterate that the MOC has the power to review the content of all online games except online game publications that have been pre-approved by GAPP. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MOC, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review.

Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with the MOC. In addition, for our imported licensed games, the requirement for prior approval of any substantial change may cause delay in releasing expansion packs, which may result in higher costs of our online game operation and have an adverse effect on our game revenue. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by GAPP and MOC. Because there is ambiguity in the scope of the authority and the roles and responsibilities of governmental departments, such as the MOC and the GAPP, with oversight of the online game industry, we may face stricter scrutiny of the day-to-day operations of our online game business. If any of our online game operating entities cannot comply with any of the stipulations of any PRC governmental department regarding the online game industry, we may be subject to various penalties and our online game business may be adversely affected.

Our business may be adversely affected if we cannot obtain a payment service license

On June 14, 2010, the People’s Bank of China (the “PBOC”) issued the Administrative Measure on the Payment Services of Non-Financial Institutions (the “Payment Measures”), which went into effect on September 1, 2010. Under the Payment Measures, Payment Services are defined as the provision of capital transfer services by non-financial institutions acting as intermediaries, including services rendered in connection with network-based payments, issuance and settlement services for pre-paid cards and acquiring services for bank cards. The Payment Measures require all non-financial institutions engaging in Payment Services to obtain a Payment Service License from the PBOC. The Payment Measures provide a one-year grace period starting September 1, 2010. Failure to obtain a Payment License will lead to the termination of the right to provide payment services. Given that the definition of “network-based payments” in the Payment Measures is vague, we are not sure whether or not our fee collection activity involved in our online game operations would constitute a kind of payment service under the Payment Measures. If we are required to apply for a Payment Service License under the Payment Measures, we cannot assure you that we will be able to obtain the required license in a timely manner. If we cannot obtain such license, our business will be adversely affected.

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

Prior to Sohu’s transfer of all the assets and operations of its MMORPG business unit to AmazGame and Gamease effective December 1, 2007, the operations of our MMORPGs were carried out by various companies owned or controlled by Sohu.com Inc. For periods both before and after December 1, 2007, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our MMORPG business whether held or incurred by Sohu or by Changyou. In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu, only those assets and liabilities transferred or expected to be transferred to Changyou are included in our consolidated balance sheets. With respect to costs of operations of the MMORPG business, an allocation of certain general corporate expenses of Sohu which are not directly related to the MMORPG operations and an allocation of certain advertising and other expenses provided by Sohu to Changyou were also included. These allocations are based on a variety of factors depending upon the nature of the expenses being allocated, including revenue, the number of employees and the number of servers. Our statements of operations also include the sales and marketing expenses and other costs charged from Sohu. The transactions are measured at the amount of consideration established and agreed to by the related parties. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company prior to December 1, 2007. See “Related Party Transactions—Transactions and Agreements with Sohu” in Item 7, “Selected Consolidated Financial Data” in Item 3 and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, in preparation for becoming a separate, stand-alone company, we have been establishing our own financial, administrative and other support systems or contracting with third parties to replace Sohu’s systems, the cost of which could be significantly different from cost allocation with Sohu for the same services. Therefore, you should not view our historical results as indicators of our future performance.

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

We entered into a Master Transaction Agreement, a Non-Competition Agreement, a Marketing Services Agreement and other related agreements with Sohu prior to our initial public offering and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the Non-Competition Agreement we entered into with Sohu, we are prohibited during the non-competition period (which commences on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014 from entering into any non-MMORPG businesses conducted or contemplated to be conducted by Sohu as of the date of the prospectus for our initial public offering. Sohu currently offers Internet portal, search and mobile value-added services. Such contractual limitations significantly affect our ability to diversify our revenue source and may materially and adversely impact our business and results of operations should the growth of MMORPGs in China slow down. In addition, pursuant to our Master Transaction Agreement with Sohu, we agreed to indemnify Sohu for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from Sohu. The allocation of assets and liabilities between Sohu and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Sohu continues to control us, we may not be able to bring a legal claim against Sohu in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Sohu controls the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of the date of this annual report, Sohu held approximately 67.1% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.1% of the total voting power in Changyou. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of any member of our Board of Directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

•

Our board members or executive officers may have conflicts of interest. Dr. Charles Zhang, our Chairman of the Board, is currently also serving as Sohu’s Chairman and Chief Executive Officer. Some of our board members and executive officers also own shares, restricted share units and/or options in Sohu. Sohu may grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu and us.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index soared 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries and economic sectors. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product decreased to as low as 6.2% in the first quarter of 2009, down from 11.9% reached in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks and in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. The Chinese economy once again experienced high inflation in 2010, with China’s consumer price index reaching 5.1% in November 2010, the highest level in 28 months. To curb the accelerating inflation, the People’s Bank of China, or the PBOC, China’s central bank, raised benchmark interest rates in October and December of 2010 and February of 2011, and raised the reserve ratio required for major Chinese banks, in February 2011, for the fifth time in four months. The various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources may not be effective in sustaining the current growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through our wholly foreign-owned subsidiaries in the PRC, AmazGame, Gamespace and ICE WFOE, and our variable interest entities in the PRC, Gamease, Guanyou Gamespace and Shanghai ICE. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

There are significant uncertainties under the new corporate income tax law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries Changyou.com HK Limited, or Changyou HK, and ICE Entertainment (HK) Limited, or ICE HK, our equity interest in AmazGame, Gamespace and ICE WFOE, our subsidiaries in the PRC. Our business operations are principally conducted through these PRC subsidiaries and our VIEs Gamease, Guanyou Gamespace and Shanghai ICE. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (or China-HK Tax Arrangement), which became effective on January 1, 2007, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the PRC State Administration of Taxation issued a Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement (or Circular 601), which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities. It also sets forth a list of factors, the existence of which generally does not provide support that the treaty resident is a beneficial owner. An agent or conduit company, which refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual New CIT Law rate of 10%.

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management teams of Changyou HK and ICE HK are located in China. If we, Changyou HK or ICE HK is considered as a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

Furthermore, the implementation rules of the New CIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. It is not clear whether we, Changyou HK and ICE HK will be deemed as tax resident under the New CIT Law. Although we intend to take the position that any dividends we pay to our overseas shareholders or ADS holders will not be subject to a withholding tax in the PRC, if we, Changyou HK and ICE HK are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result be subject to PRC withholding tax at a rate up to 10%.

As the New CIT Law and the implementation rules have only recently taken effect, it is uncertain as to how they will be implemented by the relevant PRC tax authorities. If dividend payments from Changyou HK or ICE HK to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected. If dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC withholding tax, it may materially and adversely affect their investment return and the value of their investments in us.

Certain of our PRC subsidiaries and VIEs are qualified as “software enterprises” and enjoy tax benefits under the New CIT Law. However, we cannot assure you that we will be able to continue to enjoy such tax benefits. If the status of any of our PRC subsidiaries or VIEs as a “software enterprise” is repealed, we may have to pay additional taxes to make up any previously unpaid tax and may be subject to a higher tax rate, which may materially and adversely affect our results of operations.

The New CIT Law, which became effective on January 1, 2008, applies a uniform statutory income tax rate of 25% to enterprises in China. The New CIT Law and the implementation rules promulgated under the New CIT Law provide that “software enterprises” enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease were established in 2007, were qualified as “software enterprises” in 2008 and were subject to 0% income tax rate for the full year 2008 and a 50% tax reduction for the following three years. Both ICE WFOE and Shanghai ICE were qualified as “software enterprises” in 2008, and both Gamespace and Guanyou Gamespace were qualified as “software enterprises” in 2010. ICE WFOE, Shanghai ICE, Gamespace and Guanyou Gamespace will enjoy income tax benefits as software enterprises from their first profitable year.

As the New CIT Law and its implementation rules have only recently taken effect, there are uncertainties on their future interpretation and implementation. We cannot assure you that the qualification of AmazGame, Gamease, Gamespace, Guanyou Gamespace, ICE WFOE and Shanghai ICE as “software enterprises” by the relevant authorities will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the New CIT Law. If the tax benefits AmazGame, Gamease, Gamespace, Guanyou Gamespace, ICE WFOE and Shanghai ICE enjoy as “software enterprises” are revoked, and we are otherwise unable to qualify AmazGame, Gamease, Gamespace, Guanyou Gamespace, ICE WFOE and Shanghai ICE for other income tax exemptions or reductions, our effective income tax rate will increase significantly. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our PRC subsidiaries, AmazGame, Gamespace and ICE WFOE, which are subject to limitations and possible taxation under applicable PRC laws and regulations.

We may rely on dividends and other distributions on equity, or loans and advances made by our Chinese subsidiaries, AmazGame, Gamespace and ICE WFOE, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders or ADS holders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of AmazGame, Gamespace and ICE WFOE is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. AmazGame, Gamespace and ICE WFOE may also allocate a portion of their after-tax profits, as determined by their Board of Directors, to their staff welfare and bonus funds, which may not be distributed to us. In addition, if any of AmazGame, Gamespace and ICE WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

In addition, there are uncertainties under the New CIT Law with regard to the PRC withholding tax on dividends paid by AmazGame, Gamespace and ICE WFOE to Changyou HK or ICE HK. See “Risk Factors — Risks related to Doing Business in China — There are significant uncertainties under the new Corporate Income Tax Law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such on tax on dividends paid to us by our PRC subsidiaries. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders” in Item 3. Should such dividends be subject to PRC withholding tax or be subject to the usual New CIT Law withholding tax rate of 10% rather than the preferential dividend withholding tax rate of 5% provided under the China-HK Tax Arrangement, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders or ADS holders, would be materially and adversely affected.

Furthermore, we control our operating entities in China, Gamease, Guanyou Gamespace and Shanghai ICE, through contractual arrangements rather than equity ownership. AmazGame entered into a Technology Development and Support Agreement and an Operation and Maintenance Agreement with Gamease, pursuant to which Gamease will pay AmazGame for the services AmazGame provides to Gamease. Gamespace entered into a Technology Development and Support Agreement and an Operation and Maintenance Agreement with Guanyou Gamespace, pursuant to which Guanyou Gamespace will pay Gamespace for the services Gamespace provides to Guanyou Gamespace. ICE WFOE entered into an Exclusive Business Cooperation Agreement, an Exclusive Technology Consulting and Service Agreement and a Business Operation Agreement with Shanghai ICE, pursuant to which Shanghai ICE will pay ICE WFOE for the services ICE WFOE provides to Shanghai ICE. See “Related Party Transactions” in Item 7. To the extent that there is any distributable profit in Gamease, Guanyou Gamespace or Shanghai ICE, it may be difficult for Gamease, Guanyou Gamespace or Shanghai ICE to distribute such profit to AmazGame, Gamespace or ICE WFOE, which may further limit the amount that AmazGame, Gamespace or ICE WFOE can distribute to us.

Fluctuation in the value of the RMB may have a material adverse effect on our shareholders’ investment.

The change in value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. On June 19, 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. Shortly after this announcement, the center point of the currency’s official trading band broke through the 6.8 barrier to hit 6.7968 to the U.S. dollar, and hit 6.5520 on February 8, 2011, which is the highest center point of the past five years. In 2010, the appreciation of RMB against U.S. dollar reached 3.4% in total. As substantially all of our costs and expenses are denominated in RMB, the revision in exchange rate policy effected in July 2005 has increased, and potential future revisions could further increase, our costs and expenses in U.S. dollar terms. Our proceeds from overseas financings, such as our initial public offering, and from overseas games operations will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In October 2005, SAFE promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which states that if PRC residents use assets of, or equity interests in, their PRC entities as capital contributions to establish offshore companies or inject assets of, or equity interests in, their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity.

Prior to our initial publicly offering, we requested that our shareholders who were PRC residents make the necessary applications, filings and amendments as required under Circular 75 and other related rules. We attempt to comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on the ability of AmazGame, Gamespace and ICE WFOE to pay dividends or make distributions to us and our ability to increase our investment in AmazGame, Gamespace and ICE WFOE.

SAFE rules and regulations may limit our ability to transfer the net proceeds from our initial public offering to Gamease, Guanyou Gamespace and Shanghai ICE, our VIEs in the PRC, which may adversely affect the business expansion of Gamease, Guanyou Gamespace and Shanghai ICE, and we may not be able to convert the net proceeds from our initial public offering into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to Gamease, Guanyou Gamespace and Shanghai ICE through our subsidiaries in the PRC, which may adversely affect the business expansion of Gamease, Guanyou Gamespace and Shanghai ICE, and we may not be able to convert the net proceeds from our initial public offering into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the NASDAQ Global Select Market, until February 25, 2011, the trading price of our ADSs ranged from $19.00 to $48.37 per ADS, and the closing sale price on February 25, 2011 was $37.58 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares, our controlling shareholder, Sohu, our Chief Executive Officer, or CEO, Tao Wang, and certain of our directors, officers and key employees, all of which hold our Class B ordinary shares, control 98% of the combined total voting power of our ordinary shares. As a result, the ability of holders of our ADSs to affect the outcome of any matter subject to shareholder vote is very limited.

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

ADS holders will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of February 28, 2011, there were 885,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 1,379,200 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2011, there were 20,013,000 of our Class A ordinary shares and 84,650,000 of our Class B ordinary shares outstanding. As of February 28, 2011, there were 885,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 1,379,200 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We might be classified as a passive foreign investment company, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2011. Our expectation is based on our current and anticipated operations and composition of our earnings and assets (including goodwill) for the 2011 taxable year, including the current and expected valuation of our assets based on the market price of our ADSs. However, we currently hold, and expect to continue to hold following this annual report, a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. In addition, our actual PFIC status for any taxable year will not be determinable until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10.

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

In October 2009 and in August 2010, we established our PRC subsidiary Gamespace and our VIE Guanyou Gamespace, respectively, to operate certain of our new games in the future.

In May 2010, Changyou HK acquired from ICE Entertainment Limited, an exempted company formed under the laws of the Cayman Islands, 100% of the equity interests in ICE Entertainment (HK) Limited, or ICE HK. ICE HK holds 100% of the registered capital of ICE WFOE and ICE WFOE controls the operation and management of Shanghai ICE, through contractual arrangements.

In May 2010, AmazGame, through its wholly-owned subsidiary Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, acquired 50% of the equity interests in each of Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, and Shanghai Hejin Data Consulting Co., Ltd, or Shanghai Hejin, which primarily engages in cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin and became the sole shareholder of these two companies.

Our principal executive offices are located at East Tower, Jing Yan Building, No. 29 Shijingshan Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6861-3000. Our registered office in the Cayman Islands is located at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, KY1-1112. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Business Overview

We are a leading online game developer and operator in China as measured by the popularity of one of our games, TLBB. We engage in the development, operation and licensing of our MMORPGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. We currently operate seven MMORPGs, including the in-house developed TLBB, and the licensed BO, BH2, DHSH, ZHYX, IF and SJQY. As of December 31, 2010, Changyou’s games in China had approximately 111.4 million aggregate registered accounts. For the three months ended December 31, 2010, Changyou’s games in China had approximately 1.0 million aggregate peak concurrent users, 2.7 million aggregate active paying accounts and average revenue per active paying account of RMB219.

TLBB is a martial arts game with 2.5D graphics that is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,“ which means “Novel of Eight Demigods,“ written by the famous writer Louis Cha. Millions of copies of his novels have been sold in numerous languages, and they have been adapted into various movies and television series. Since its launch, TLBB has won various awards in China, including 2008 “Best Self-Developed Online Games (First Place)” and 2008, 2009 and 2010 “Most Liked Online Games by Game Players (First Place)” awards at the China Digital Entertainment Expo and Conference, or ChinaJoy. To leverage the success of TLBB, we licensed the game to third-party operators to operate the game in Vietnam, Taiwan, Hong Kong, Malaysia, Singapore and Thailand. We also operate a modified version of TLBB in the U.S. and Europe through our U.S. and European subsidiaries.

We have several MMORPGs in our pipeline with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline, including, among others, the Duke of Mount Deer, or DMD, and the Legend of Ancient World, or LAW. DMD, which we are developing in-house, is also based on a popular martial arts novel written by Louis Cha. We licensed LAW from a third party.

Sohu.com Inc., our controlling shareholder, has operated a leading Chinese Internet portal, Sohu.com, since 1998. Sohu had more than 250 million registered accounts as of December 31, 2010. We have benefited from Sohu’s strong brand recognition in China, large user base and pre-launch game review services. Sohu’s trusted brand name in China provides us with a broad marketing reach. By marketing across Sohu’s web domains and taking advantage of the Sohu Group’s single-user ID system that provides easy access to our games, we believe we have been able to tap into Sohu’s large user base to drive new users to our games. Sohu’s experienced game editors review and critique our games prior to launch, thereby improving the quality of our games. We intend to continue to leverage our relationships with Sohu in the development, marketing and operation of our games.

We operate our current games under the item-based revenue model, meaning game players can play our games for free, but may choose to pay for virtual items, which are non-physical items that game players can purchase and use within an MMORPG, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks, to enhance the game-playing experience. We sell our prepaid game cards to a range of regional distributors throughout China, who in turn sub-distribute them to numerous retail outlets, including Internet cafés and various websites, newsstands, software stores, book stores and retail stores. We also directly sell game points to our game players through our online sales platform.

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

Our revenues grew from $267.6 million for the year ended December 31, 2009 to $327.1 million for the year ended December 31, 2010, and our net income grew from $144.7 million to $174.9 million during the same period.

Our Games

We currently operate seven MMORPGs in China, TLBB, BO, BH2, DHSH, ZHYX, IF and SJQY, all of which are operated under the item-based revenue model, where game players play our games for free but can purchase virtual items to enhance the game-playing experience. We generate revenue through the sale and consumption of such virtual items. We also have several MMORPGs in our pipeline including, among others, DMD, which we are developing in-house, and LAW, which we licensed from a third party. We plan to operate our new MMORPGs based on the item-based revenue model.

The following table summarizes the type, theme, and status of the primary games we are currently operating and plan to operate:

Games	Game Type	Theme	In-house Developed Or Licensed	Status

Our existing games

TLBB	2.5D MMORPG	Martial arts and community building	In-house	Open beta testing in May 2007

BO	2.5D MMORPG	Martial arts and fighting	Licensed	Open beta testing in July 2004

BH2	2.5D MMORPG	Martial arts and fighting	Licensed	Open beta testing in September 2009

DHSH	2D MMORPG	Cartoon style and community building	Licensed	Open beta testing in March 2010

ZHYX	3D MMORPG	Martial arts and fighting	Licensed	Open beta testing in May 2010

IF	2D MMORPG	Chinese myth	Licensed	Open beta testing in September 2010

SJQY	2D MMORPG	Cartoon style and community building	Licensed	Open beta testing in December 2010

Our pipeline

DMD	MMORPG that offers a choice between 2.5D or 3D graphics	Martial arts and community building	In-house	Closed beta testing

LAW	2.5D MMORPG	Martial arts and fantasy	Licensed	Closed beta testing

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

TLBB features a combination of martial arts-style-fighting and community-building among its game players, which we believe holds strong appeal for game players. Fighting-based games tend to have high game player participation when they are launched due to the excitement level of the content, but the lifespans of such games tend to be shorter than games that are community-based, and participation tends to drop as the initial excitement fades. Conversely, community-based games tend to take longer to build participation in the beginning of their lifespans because it takes time for new game players to build relationships with each other in the virtual world, but they also tend to have longer lifespans as the relationships among game players strengthen over time. In TLBB, game players choose from ten categories of team-based identities with distinct skill sets and missions, and game players can engage in numerous virtual activities, such as making friends, nurturing pets, learning skills or completing other tasks. Game players can communicate with each other in real time through an in-game instant messaging system. These community-based features foster group interaction and relationship-building among game players, which we believe also helps to maintain our game players’ interest over time.

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

We typically release updates for TLBB once or twice a week and more significant enhancements in the form of expansion packs every few months. We have developed 16 expansion packs since the game began open beta testing in May 2007. Our expansion packs typically include features such as new territories, themes, tasks, characters, virtual items and other enhanced features. We have found that expansion packs effectively increase game players’ interest in the game and enhance the game-playing experience by keeping the game-playing experience fresh even for long-time game players. We believe that the expansion packs help us to maintain game player loyalty, and in turn extend the lifespans of our games. See “—Game Development and Enhancement.”

Blade Online series

The Blade Online series consist of two 2.5D MMORPGs, Blade Online, or BO, which we licensed from a third party, and Blade Hero 2, or BH2, which is a sequel of Blade Online. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth. In BO, game players can set their own rules for in-game fighting and take on various roles, including a human, an evil spirit or an immortal in the game. Each role has different skill sets that can be learned and improved by completing different tasks. BH2 incorporates popular features of BO as well as new features such as new maps, new characters, new fighting techniques and additional team-combat functions to give players a more intense and realistic fighting experience. The game also includes upgrades to some of the community features found in BO, such as an auto-navigation system, an improved mission tracking system and enhanced visual effects. Like TLBB, both BO and BH2 provide a range of virtual items for game players to purchase to enhance the game-playing experience.

We began operating BO in October 2004 under the time-based revenue model. On December 27, 2006, we launched an upgraded version of the game and changed its revenue model from time-based to item-based. In August 2007, we purchased BO’s source codes, enabling us to have complete control over the future enhancement of BO. We have developed six expansion packs for BO since we began operations of it. In September 2009, we began operating its sequel, BH2, under the item-based revenue model.

Da Hua Shui Hu (DHSH)

DHSH is a 2D cartoon-style, turn-based MMORPG, which we licensed from a third party. The game is based on a story from one of the four great classical novels of Chinese literature “Outlaws of the Marsh,” about the adventures of 108 heroes in the Northern Song dynasty. Through its cartoon graphics and humorous twists on characters and plots, the game provides an amusing and entertaining take on heroic tales from the classic Chinese novel. We began operating DHSH in March 2010, under the item-based revenue model.

Zhong Hua Ying Xiong (ZHYX)

ZHYX is a 3D martial-art MMORPG, which we licensed from a third party. The game is based on a popular story from a widely read Hong Kong comic book about the challenge of life for a Chinese expatriate outside his homeland. Featuring advanced 3D graphics, cinematic cut-scenes, and dynamic real-time fighting movements, the game retells the heroic and epic struggles of Asian Americans in the 1930s. We began operating ZHYX in May 2010, under the item-based revenue model.

Immortal Faith (IF)

IF is a 2D MMORPG, which we licensed from a third party. The game is set against a backdrop of a number of ancient Chinese myths and folk tales, which are used to create various missions in the game to attract game players. Game players play characters that can travel between heaven and earth, while encountering legendary figures in mythical settings. We began operating IF in September 2010, under the item-based revenue model.

San Jie Qi Yuan (SJQY)

SJQY is a 2D cartoon-style turn-based MMORPG, which we licensed from a third party. Adapted from one of the four great classical novels, “Journey to the West,” the game recreates a mythical fantasy world in ancient China for game players to engage in martial arts combat and other activities such as gardening and home building. We began operating SJQY in December 2010, under the item-based revenue model.

Our Pipeline

We have several MMORPGs in our pipeline with different graphic styles, themes and features. Games in our pipeline include, among others, DMD, which we are developing in-house, and LAW, which we licensed from a third party. We intend to operate both games under the item-based revenue model and expect to begin open beta testing of DMD and LAW in 2011.

DMD is adapted from the popular novel “Duke of Mount Deer” written by Louis Cha, the same author from whose novel we developed TLBB. DMD will be an MMORPG featuring cartoon-style graphics and other features, including fashionable outfits and variations to game player appearances that may appeal to more female game players. Game players will be able to choose whether they want to play the game in 2.5D or 3D graphics mode. Game players can engage in adventures and form partnerships with other game players and compete based on martial arts skills. The game is currently in closed beta testing.

LAW is a 2.5D MMORPG set in ancient China at the beginning of Chinese civilization, approximately 5,000 years ago. Game players can travel from the modern world to the ancient world in the game, and change the world with magic, martial arts, machinery, and technology. This game targets game players in their late teens to late 20s who enjoy reading fantasy literature. The game is currently in closed beta testing.

Game Development and Enhancement

As of December 31, 2010, we had 989 product development personnel, which include a core product development team that is responsible for developing new MMORPGs, and a dedicated product development team that is responsible for developing game enhancements and expansion packs for each of our games in operation. We believe that such enhancements improve our games’ appeal and extend our games’ lifespan. We intend to expand our product offerings by continuing to develop additional MMORPGs in-house and continuing to license MMORPGs from third parties.

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

Access to our Games

Our game players typically access our games at Internet cafés or on personal computers connected to the Internet. In order to access our games, our game access software must be installed in the computer being used. Game players using personal computers and Internet café operators can typically download our game access software, interim updates and expansion packs directly from our official game website.

Sales and Distribution

We have developed a multi-channel, nationwide sales and distribution system to sell and distribute our prepaid game cards in China. We also directly sell game points to our game players through our online sales platform.

Third-Party Distributors

We sell prepaid game cards in virtual and physical form to a range of regional third-party distributors, who in turn sub-distribute them to numerous retail outlets across China. Physical cards are available in Internet cafés, newsstands, software stores, book stores and retail stores. Virtual cards are available through various online channels, telecommunications service providers and at Internet cafés. We typically collect payment from our distributors upon delivery of our prepaid game cards. We currently offer sales discounts and rebates to our distributors.

We generally enter into distribution agreements with our distributors of prepaid game cards for one-year terms. Our distribution agreements contain both pre-set sales targets and pre-set penetration targets, whereby distributors are required to sell our prepaid game cards in a minimum number of Internet cafés in its designated sales territory. We also require that each distributor work closely with our marketing team and support its activities. Our distribution agreements are not exclusive, and do not prohibit our distributors from working with our competitors.

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

With respect to online advertising, we are able to leverage our affiliation with Sohu, and aggregate Sohu’s large user base to our games by advertising on Sohu’s various websites, which typically provide a direct link to our games. In addition, our technology allows us to distinguish which Sohu users are not currently our game players, so that we can specifically target our advertisements toward them. We also advertise on a variety of websites, including on Internet café homepages. In addition, we use in-game promotional events 24 hours a day, seven days a week. We also create events to rally current and new game players through event-related features, such as offering special holiday edition virtual items to enhance game player participation at holiday time when participation may be lower than usual.

We also use a variety of physical, offline promotional events, including Internet café events, free trial plays, posters, game players’ gatherings, “freshmen” (or new game player) incentives and the giving away of promotional souvenirs. We have found that these promotional events offer good exposure to targeted customers at a lower cost.

With respect to traditional media, we focus our marketing efforts on print advertisements in magazines that target our game player base and outdoor multimedia, including cinema advertisements, closed circuit television advertisements on buildings and in elevators. These media targets game players who are less likely to have freely-available access to a computer.

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

Customer Service

We provide high-quality customer service and are responsive to our game players’ needs. Our game players can seek our customer service support via phone or submit their feedback online 24 hours a day, seven days a week. In addition, we have a physical service center in Beijing, which is open to walk-in game players during normal business hours. We currently have around 250 dedicated customer service representatives, many of whom are MMORPG enthusiasts with a deep understanding of game players. We have dedicated supervisors to monitor our service quality.

Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us design changes, upgrades and expansion packs for our games. See “—Game Development and Enhancement.”

Licensing

Games We Licensed from Third Parties

We licensed rights to operate and further develop each of BO, DHSH, ZHYX, IF, SJQY and LAW from their respective developers, with exclusive rights to operate such games in China.

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

We licensed DHSH from a local independent game studio in September 2009. Under the licensing arrangement, we have an exclusive right to operate DHSH in China. We paid upfront licensing fees and we pay additional licensing fees based on the game achieving performance milestones and royalties based on the revenues from the game.

We licensed ZHYX from Chinese Gamer International Corporation, a leading game developer in Taiwan, in September 2009. Pursuant to the licensing arrangement, we have an exclusive right to operate ZHYX in China. We paid upfront licensing fees and we pay additional licensing fees based on the game achieving performance milestones and royalties based on the revenues from the game.

We licensed IF from a local independent game studio in July 2008. Under the licensing arrangement, we have an exclusive and perpetual right to operate IF in China, an exclusive right to license the game overseas and a right of first refusal for new games developed by the same developer for the term of the license. The licensor has agreed to transfer the source codes of the game to us by the end of open beta testing, which will allow us to develop enhancements in-house. We paid upfront licensing fees and we pay additional licensing fees based on the game achieving performance milestones and royalties based on the revenues from the game.

We licensed SJQY from a local independent game studio in July 2010. Under the licensing arrangement, we have an exclusive right to operate SJQY in China. We paid upfront licensing fees and we pay additional licensing fees based on the game achieving performance milestones and royalties based on the revenues from the game.

We licensed LAW from a local independent game studio in December 2007. Under the licensing arrangement, we have an exclusive and perpetual right to operate LAW in China. We also have a right of first refusal for new games developed by the same developer for the term of the license. Two years after we launch the game, the licensor will transfer to us the source codes of the game, which will enable us to develop enhancements to LAW in-house. We paid upfront licensing fees and we pay additional licensing fees based on the game achieving performance milestones and royalties based on the revenues from the game.

Game Development Rights from Third Parties

Under the existing license agreements with Louis Cha, the author of the novels “Tian Long Ba Bu“ and “Duke of Mount Deer,” we have the exclusive right in China to adapt these two novels into online games and to operate such games, including the right to use the title of the novels and the name of the characters. We also have the non-exclusive license to operate, and the non-exclusive right to license the right to operate, the games adapted from these novels outside of China. If we wish to continue to operate and license these games after the expiration of the terms of these license agreements, we will need to renew these license agreements.

Overseas Licensing of Our Games

We licensed the rights to operate TLBB in overseas markets, including Taiwan, Hong Kong, Vietnam, Malaysia, Singapore and Thailand. Under our licensing arrangements with the overseas operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license. The licenses are typically for a term of two to three years. We provide updates and expansion packs to the licensed games, typically after we launch such updates and expansion packs in China. The licensees are responsible for all other operating services and costs, including costs related to customer service and leasing and maintenance of servers. We licensed TLBB to an operator in Vietnam, and launched the game there in August 2007, and we licensed TLBB to an operator in each of Taiwan and Hong Kong, and launched the game there in April 2008. We also licensed TLBB to an operator in Malaysia and Singapore, and launched the game there in April 2009. In May 2009, we licensed TLBB to an operator in Thailand and launched the game there in September 2010.

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

We are the registered owner of 18 software copyrights in China, each of which we have registered with the State Copyright Bureau of China.

We own the rights to 73 domain names that we use in connection with the operation of our business, including our official Changyou website, changyou.com. We also license the right to use certain of Sohu’s domain names, which we will continue until Changyou develops independent brand recognition, at which time we plan to phase out our use and licenses of certain of Sohu’s domain names.

We have applied for the registration of 281 trademarks in the PRC, including those related to our company name and our MMORPGs. We have obtained one trademark in the PRC relating to TLBB. We have also applied for 73 trademarks in countries and regions such as Taiwan, the United States, Europe, Malaysia, Turkey and Vietnam relating to our company name and our MMORPGs. We have obtained four trademarks relating to TLBB in Taiwan, and two trademarks relating to DMD in Taiwan and three in Japan, respectively. In addition, we have obtained six trademarks in the European Union relating to TLBB. However, we cannot assure you that we will be able to obtain the trademarks we have applied for, including trademarks relating to our games TLBB and DMD. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed” in Item 3.

Technology Infrastructure

We have built a reliable and secure network infrastructure to fully support our operations. In order to maintain stable operations of our MMORPGs, as of December 31, 2010 we maintained approximately 3,000 servers located in Internet data centers in eleven major cities in China, with the capacity to accommodate up to 2.3 million concurrent game players, and a sufficient amount of connectivity bandwidth to maintain such service. In order to enhance our game players’ experience and minimize the impact of cross-region connections, we have located our game servers in a number of regions throughout China, enabling our game players to play our games by connecting to the nearest servers located in their region without needing to exchange data across the national backbone network.

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

Competition

We compete principally with the following three groups of competitors in China:

•

online game developers and operators in China, including Tencent Holdings Limited, Shanda Games Limited, NetEase.com, Inc., Perfect World Co., Ltd., Giant Interactive Group Inc., NetDragon Websoft Inc., Kingsoft Corporation Limited, The9 Limited and Shenzhen ZQGame Co., Limited;

•	other private companies in China devoted to game development or operation, many of which are backed by venture capital; and

•	international competitors.

Our MMORPGs currently compete with, among others, the following MMORPGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Asktao, developed and operated by Beijing Guangyu Huaxia Technology Limited

•	Dungeon and Fighter, developed and operated by Tencent Holdings Limited;

•	Dragon Nest, developed by Eyedentity Games and operated by Shanda Games Limited;

•	Eudemons Online, developed and operated by NetDragon Websoft Inc.; and

•	Zhu Xian and Battle of the Immortals, developed and operated by Perfect World Co., Ltd.

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

Facilities

Our principal executive offices as well as most of our operating departments are located in several office buildings in Beijing, China, which comprise approximately 21,727 square meters, including 6,777 square meters of leased properties. Our leases for those leased properties expire between June 2011 and October 2012.

We also occupy 3,743 square meters under leases elsewhere in China and 1,360 square meters under leases in other countries.

In August 2010, we entered into agreements with a property developer for the purchase of an office building to be built in Beijing, which is to serve as our headquarters, with an area of approximately 56,200 square meters. Under the agreement, the property developer is to start construction in the first half of 2011, subject to necessary permits being obtained, and is expected to complete construction and deliver the building to us by the end of 2012.

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

Regulatory Authorities

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including but not limited to:

•	the General Administration of Press and Publication, or GAPP (formerly the State Press and Publications Administration, or SPPA);

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Public Security, or MPS;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration for Industry and Commerce, or SAIC;

•	the State Administration for Radio, Film and Television, or SARFT;

•	the State Council Information Office, or SCIO.

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

In view of the restrictions on foreign direct investment in the telecommunications sector, we established or acquired Gamease, Guanyou Gamespace and Shanghai ICE, our VIEs, to engage in value-added telecommunications services. For a detailed discussion of our VIEs, please refer to “Related Party Transactions—Contractual Arrangements with Gamease, Guanyou Gamespace and Shanghai ICE and Their Shareholders” in Item 7.

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

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, commercial Internet information service operators must obtain a value-added telecommunications license for Internet information service license, or ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. On November 6, 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require Internet information services operators to obtain specific approvals before providing BBS services. Both Gamease and Shanghai ICE have obtained ICP licenses and specific approvals for their BBS services. Guanyou Gamespace is in the process of applying for ICP licenses and specific approvals for its BBS service.

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

We have filed our website with the Beijing AIC. The electronic registration mark will be prominently placed on our homepage after registration is obtained.

Online Games and Cultural Products

On December 30, 1997, GAPP issued the Rules for the Administration of Electronic Publications, or Electronic Publication Rules, which took effect on January 1, 1998. These rules were replaced by new Electronic Publication Rules issued on February 21, 2008, which took effect on April 15, 2008. The new Electronic Publication Rules regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the new Electronic Publication Rules and other regulations issued by GAPP, online games are classified as a kind of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. Under the new Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, GAPP.

On June 27, 2002, GAPP and the MIIT jointly promulgated the Tentative Measures for Internet Publication Administration, or Internet Publication Measures, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Since the provision of online games is deemed an Internet publication activity, an online game operator needs to obtain an Internet publishing license and a publishing number for each of its online games in operation in order to directly make those games publicly available in the PRC. In practice, if an online game operator does not hold an Internet publishing license, it may publish its online games and obtain publishing numbers for those games through third-party licensed electronic publishing entities and file the online games with GAPP as electronic publications. After an online game operator obtains an Internet publishing license, it can directly obtain publishing numbers for its online games and publish those games.

Gamease, which is the operator of TLBB, BO, BH2, ZHYX, DHSH and IF, obtained an Internet publishing license on May 5, 2010. Shanghai ICE, which is the operator of SJQY, and Guanyou Gamespace, which currently has no game in operation, are both in the process of applying for Internet publishing licenses. TLBB, BO, BH2, ZHYX, DHSH, IF and SJQY were granted publishing numbers and published through third parties that were licensed electronic publishing entities, because neither Gamease nor Shanghai ICE had obtained an Internet publishing license at the time those online games were made publicly available. Our agreements regarding the publication of TLBB, BO and DHSH with certain third party licensed electronic publishing entities expired on December 5, 2010, December 20, 2010 and November 30, 2010, respectively. Our agreements regarding the publication of BH2, ZHYX, IF and SJQY with certain third-party licensed electronic publishing entities will expire on February 22, 2012, December 16, 2012, December 5, 2011 and July 22, 2015, respectively. Gamease is in the process of making a filing with GAPP in order to change the publisher for TLBB, BO and DHSH to Gamease. After the publication agreements for BH2, ZHYX and IF expire, Gamease also intends to change the publisher of those games to Gamease and make all necessary filings with GAPP regarding any such change. After the publication agreements for SJQY expire, if Shanghai ICE has obtained an Internet publishing license, it will change the publisher for SJQY to Shanghai ICE, and make all necessary filings with GAPP regarding such change, or, if Shanghai ICE has not obtained an Internet publishing license, it would work with the third-party licensed electronic publishing entity to extend the publication agreements for SJQY. For any new online games to be developed and operated by any of our VIEs that holds an Internet publishing license in the future, the VIE will directly apply for publishing numbers and publish these new games under its own name.

On May 10, 2003, the MOC issued the Provisional Regulations for the Administration of Online Culture, which took effect on July 1, 2003, and were amended on July 1, 2004. These regulations apply to entities engaging in activities related to “online cultural products,” including music and video files, network games, animation features and audiovisual products, plays and artwork converted for dissemination via the Internet. Under these regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

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

Gamease and Shanghai ICE obtained Online Culture Operating Permits from the MOC in January 2008 and December 2010, respectively.

On July 1, 2009, GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games, which took effect on the date of issuance. In this notice, GAPP stated that it is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by GAPP and receive from GAPP an Internet publication service license. In addition, this notice states that activities which involve the showing, exhibiting, trading and promoting in China of online games produced offshore must be examined and approved by GAPP. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by this notice as the launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

On September 7, 2009, the State Commission Office for Public Sector Reform, which is a division of the State Council, issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the ‘Three Provisions’ jointly promulgated by MOC, SARFT and GAPP, which took effect upon the date of issuance. This notice provides that GAPP will have responsibility for the examination and approval of online games to be uploaded on the Internet and that, after such upload, online games will be administrated by the MOC. The notice further states that GAPP will be responsible for the examination and approval of the publication of online games which are authorized by offshore copyright owners to be uploaded on the Internet, and that other imported online games will be subject to examination and approval by the MOC.

On September 28, 2009, GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly published the GAAP Notice, which took effect on the date of its issuance. The GAPP Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. The GAPP Notice provides that new versions, expansion packs and new content for online games which have been previously approved by GAPP, must follow the same procedures for examination and approval by GAPP as apply to new online games.

On November 13, 2009, the MOC issued a Notice Regarding Improving and Strengthening the Administration of Online Game Content (or the Online Game Content Notice). The Online Game Content Notice calls for online game operators to improve and adapt their game models. Emphasis is placed specifically on (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) imposing more severe restraints on the “player kill” model (i.e., where one player’s character attempts to kill another player’s character), (iii) restricting in-game marriages among game players, and (iv) improving the enforcement of legal requirements for the registration of minors and game time-limits.

On May 31, 2010, the SAIC issued the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, or the Online Commodities Trading Measures, which took effect on July 1, 2010, to regulate online commodity trading and online service activities. The Online Commodities Trading Measures stipulate various obligations of online service providers, and particularly their obligation to protect the interests of customers. Under the Online Commodities Trading Measures, online service providers must ensure that information they release online is authentic, accurate, complete and sufficient and must comply with all applicable laws in respect of intellectual property rights protection and anti-unfair competition.

On June 3, 2010, the MOC issued the Interim Measures for the Administration of Online Games, or the Online Game Measures, which took effect on August 1, 2010, aiming to further strengthen the supervision over the online game industry. The Online Game Measures regulate a broad range of online game operation activities, including development and production of online game, operation of online games, issuance of virtual currencies used for online games, and virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operation activities must obtain an Online Culture Operating Permit. The Online Game Measures require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and the content of a domestic online game to be filed with the MOC. The Online Game Measures also request online game operators to protect the interests of online game users and stipulate that the service agreement between an online game operator and the users of its online games must include certain mandatory terms required by the MOC.

On July 30, 2010, the MOC issued a Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which took effect on date of its issuance. This notice provides details as to the requirements and procedures relating to applications for Online Culture Operating Permits and the MOC’s content review of online games. In addition, the notice emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration of their game users.

Software Products Registration

On October 27, 2000, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures, to regulate software products and promote the development of the software industry in the PRC. The MIIT amended and replaced the Software Measures with new measures, or the New Software Measures, on March 1, 2009, which became effective as of April 10, 2009. Under the New Software Measures, software developers or producers are allowed to sell or license their software products independently or through agents, and software products developed in the PRC can be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products are granted registration certificates which are valid for five years and may be renewed upon expiration. Under policies promulgated by the State Council, software products developed in the PRC which satisfy the requirements of the New Software Measures and have been registered and filed in accordance with the New Software Measures may enjoy certain types of preferential treatment. State Council policies provide that the MIIT and other relevant departments may supervise and inspect the development, production, sale and import and export of software products in the PRC. We have registered all software products which we currently operate.

Technology Import and Export

China imposes controls on technology import and export. In December 10, 2001, the State Council promulgated Regulations on Administration of Import and Export of Technologies. The term “technology import and export” is broadly defined in the regulations to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. On February 1, 2009, the MOC issued Measures for the Administration of Registration of Technology Import and Export Contracts, detailing procedures related to technology import and export registration. We have entered into license agreements with third parties outside of China to license our games, which constitutes the export of technology under the regulations. As a result, such licenses are required to be registered with applicable PRC governmental authorities. Failure to register a license may result in restrictions being imposed regarding foreign exchange, banking and taxation matters relating to such licenses agreements, even though the registration is a not a precondition for the effectiveness of the license agreements. We have not registered all of our game license agreements under which we authorize overseas third-party online game operators to operate our online games, and so far we have not encountered any problems with respect to foreign exchange, banking and taxation matters relating to our license agreements, nor have we received any notice from any governmental authority requiring us to complete the registration of our game license agreements.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of government authorities, including but not limited to the MIIT, the MOC, GAPP and the Ministry of Public Security. These measures specifically prohibit certain Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the PRC government has issued several regulations concerning the installation of filter software to filter out unhealthy and vulgar content from the Internet. In April 1, 2009, the Ministry of Education, the MIIT and other ministries and agencies issued a notice requiring that, by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools be able to include and operate Green Dam-Youth Escort, which is software aimed at filtering out unhealthy and vulgar content in text and graphics from the Internet and which, according to the official Website of the software, may be used to control time spent on the Internet, prohibit access to computer games, and filter out unhealthy Websites. The MIIT further expanded the scope of required use of this filter software by issuing a notice on May 19, 2009 requiring that, effective as of July 1, 2009, all computers manufactured and sold in China have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factory and that all imported computers have the latest available version of Green Dam-Youth Escort preinstalled before being sold in China. Green-Dam Youth Escort is to be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and is also to be included in the backup partition and system restore CD. However, on June 30, 2009, the MIIT postponed the implementation of this requirement regarding pre-installation of Green Dam-Youth Escort.

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The Standing Committee of National People’s Congress enacted the Decision on Internet Security Protection on December 28, 2000, and amended it on August 27, 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On May 14, 2004, the MOC issued a Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MOC. We have submitted the relevant filing documents to the MOC for the filing of all the games in operation.

On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game emphasizing the PRC government’s intent to foster and control the development of the online game industry in China and providing that the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

On April 24, 2009, the MOC issued a Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Game, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC.

Internet Café Regulation

Internet cafés are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension was generally lifted in 2005, local authorities have the authority in their discretion to control the number of new licenses and determine the recipients of new licenses. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arson or other incidents in or related to Internet cafés. On February 15, 2007, the MOC and other relevant government authorities jointly issued a Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which suspended nationwide approval for the establishment of new Internet cafés in 2007 and imposed tougher penalties for Internet cafés admitting minors. In 2008, 2009 and 2010, the MOC, SAIC and other relevant government authorities, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing Internet cafés which accept minors, cracking down on Internet cafés without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and websites, and improving the coordination of regulation of Internet cafés and online games. As many of our customers access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of stricter Internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base.

Protection of Minors

On April 15, 2007, GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authority for verification. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our system, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

On January 15, 2011, MOC, MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitor system will be formally implemented commencing March 1, 2011.

Virtual Currency

On February 15, 2007, the MOC, the PBOC and other relevant government authorities jointly issued the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009, the MOC and MOFCOM jointly issued a circular regulating the trading of online game virtual currencies, or the Circular. The Circular defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Circular also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, etc., in exchange for user’s cash or virtual money. This circular is mainly targeted at lottery-based activities relating to “treasure box” found in some online games.

On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which specifically defines the meanings of “issuing enterprise” and “trading enterprise” and stipulates that both of these businesses may not be operated by the same enterprise.

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

Our standard employment contract complies with the requirements of the ECL and its implementing regulations.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to Gamease, Guanyou Gamespace and Shanghai ICE through our subsidiaries in the PRC, which may adversely affect the business expansion of Gamease, Guanyou Gamespace and Shanghai ICE, and we may not be able to convert the net proceeds into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Dividends paid by a subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended in October 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, effective from January 1, 2008, under the New CIT Law, the maximum tax rate for the withholding tax imposed on dividends payment from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 10%. The rate has been reduced to 5% under the implementing regulations for the New CIT Law issued by the State Council.

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

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOC, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. The application of this new PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. (NASDAQ: SOHU) and the holding company for the MMORPG business within the Sohu Group. As of the date of this annual report, Sohu indirectly held approximately 67.1% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.1% of the total voting power in Changyou.

As of the date of this annual report, we operate our business primarily through the following wholly-owned subsidiaries:

•

Changyou.com (HK) Limited, or Changyou HK, incorporated in Hong Kong on August 13, 2007 as a direct wholly-owned subsidiary of Changyou. Changyou HK is our intermediate offshore holding company for our MMORPG operations in China.

•	ICE Entertainment (HK) Limited, or ICE HK, incorporated in Hong Kong on July 17, 2007 and acquired by us in May 2010 as a direct wholly-owned subsidiary of Changyou HK.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, incorporated in the PRC on September 26, 2007 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, incorporated in the PRC on October 29, 2009 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	ICE Information Technology (Shanghai) Co., Ltd, or ICE WFOE, incorporated in the PRC on August 29, 2007 as a WFOE and a direct wholly-owned subsidiary of ICE HK.

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, incorporated in the PRC on April 22, 2010 as a direct wholly-owned subsidiary of AmazGame.

•	Changyou.com (US) Inc., or Changyou US, incorporated in the United States on January 26, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com (UK) Co., Ltd., or Changyou UK, incorporated in the United Kingdom on July 3, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou My Sdn.Bhd, or Changyou Malaysia, incorporated in Malaysia on September 10, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Korea Limited, or Changyou Korea, incorporated in South Korea on January 7, 2010, as a direct wholly-owned subsidiary of Changyou HK.

In order to comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our MMORPG operations in China through Gamease, Guanyou Gamespace and Shanghai ICE, our VIEs, rather than through our subsidiaries, and all of our revenues are earned by and paid to Gamease, Guanyou Gamespace and Shanghai ICE. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by Dewen Chen, our President and Chief Operating Officer. Mr. Wang and Mr. Chen are both PRC citizens. The equity interests in Shanghai ICE are owned by two Changyou employees who are PRC citizens. Gamease and Shanghai ICE hold the licenses and permits required to operate our MMORPG business, and are controlled by AmazGame and ICE WFOE, respectively, through a series of contractual arrangements. Guanyou Gamespace, our newly established operation entity with no game in operation, is in the process of applying for the licenses and permits required for the operation of MMORPGs and is controlled by Gamespace through a series of contractual arrangements. AmazGame, Gamespace and ICE WFOE undertake substantially all of our product development and technical support functions, which they provide to Gamease, Guanyou Gamespace and Shanghai ICE pursuant to contractual arrangements.

In the opinion of Haiwen & Partners, our PRC counsel, subject to the uncertainties and risks disclosed elsewhere in this annual report under the heading “Risk Factors,” the ownership structures of our PRC subsidiaries and VIEs comply with all existing laws, rules and regulations of the PRC and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license.

In May 2010, AmazGame, through its wholly-owned subsidiary Yang Fan Jing He, acquired 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin, both of which primarily engage in the cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin and became the sole shareholder of these two companies.

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

Overview

We are a leading online game developer and operator in China as measured by the popularity of one of our games, TLBB. TLBB, which was launched in May 2007, received an award as one of the “Most Liked Online Games by Game Players” at the China Digital Entertainment Expo and Conference, or China Joy, for three consecutive years from 2008 to 2010 and was ranked as one of the world’s five most profitable online games in 2009 by Forbes magazine. We engage in the development, operation and licensing of our MMORPGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. We currently operate seven MMORPGs, including TLBB, which we developed in-house, and BO, BH2, DHSH, ZHYX, IF, and SJQY, which we licensed from third parties. As of December 31, 2010, Changyou’s games in China had approximately 111.4 million aggregate registered accounts. For the three months ended December 31, 2010, Changyou’s games in China had approximately 1.0 million aggregate peak concurrent users, 2.7 million aggregate active paying accounts and ARPU of RMB219.

We have several MMORPGs in our pipeline with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline include, among others, DMD, which we are developing in-house, and LAW, which we licensed from a third party.

We operate our current games under the item-based revenue model, meaning that game players can play our games for free, but may choose to pay for virtual items to enhance the game-playing experience. Game players purchase prepaid game cards or game points, which are used to purchase virtual items. We sell our prepaid game cards to regional distributors throughout China, who in turn sub-distribute the prepaid game cards to numerous retail outlets, including Internet cafés and various websites, newsstands, software stores, book stores and retail stores. We also directly sell game points to game players through our online sales platform.

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

The popularity and timing of the launch of new games

We currently have several games in the pipeline, including, among others, DMD, which we are developing in-house, and LAW, which we licensed from a third party. Our results of operations will be significantly affected by the timing of our new game launches and their popularity.

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

Our Revenues

The following table sets forth the revenues generated from our game operations in China and overseas licensing, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Game operations revenues	194,607	96.4%	259,783	97.1%	318,923	97.5%
Overseas licensing revenues	7,238	3.6%	7,802	2.9%	8,230	2.5%

Total revenues	201,845	100.0%	267,585	100.0%	327,153	100.0%

Game Operations Revenues

Our current seven MMORPGs in China, TLBB, BO, BH2, DHSH, ZHYX, IF and SJQY, are free to play games that generate revenues using the item-based revenue model through the sale of virtual items that enhance the game-playing experience. Game players can purchase virtual items, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, materials, skill books and fireworks by purchasing prepaid game cards or game points.

We report our game operations revenues after netting business taxes, sales discounts and rebates to our distributors. See “—Revenue Collection—Game Operations.”

Overseas Licensing Revenues

We began licensing our game TLBB to operators outside of China in 2007. We began generating overseas licensing revenues from TLBB in Thailand in September 2010, in Malaysia and Singapore in April 2009, in Taiwan and Hong Kong in April 2008, and in Vietnam in August 2007. The licenses are for terms of either two years or three years. Under our licensing arrangements, the licensee operators pay us an initial license fee and ongoing royalties based on a percentage of revenues generated by them over the term of the license period. For the year ended December 31, 2010, our overseas licensing revenues were $8.2 million, representing 2.5% of our total revenues.

Revenue Collection

Game Operations

We sell virtual and physical prepaid game cards to regional distributors, who in turn sub-distribute to retail outlets, including Internet cafés, various websites, newsstands, software stores, bookstores and retail stores. We typically collect payment from our distributors upon delivery of our prepaid game cards, but only recognize revenues as the virtual items are consumed. We generally offer a sales discount to our prepaid game card distributors based on the popularity of our games. In 2008, we offered an initial sales discount at the rate of 15.0%, which has decreased to the current rate of 11.0%, effective as of January 2009. In addition, we offer a discount of 5.0% to our game players who directly purchase virtual prepaid game cards and game points from our online sales system. The sales discount represents the difference between the price at which we sell prepaid game cards to distributors or game players, as the case may be, and the face value of the prepaid game cards or the equivalent of game points.

We also offer rebates in the form of credits on future purchases of prepaid game cards to distributors of our prepaid game cards. Distributors of prepaid game cards will receive a credit on future purchases of our prepaid game cards in an amount equal to 1.0% to 3.0% of the discounted value of our prepaid game cards, provided that the distributors meet certain preset sales conditions. Historically, most of our distributors have met the conditions required to receive these credits. Credits are in the form of free prepaid game cards. We incur transaction costs of 0.1% to 0.5% of the face value of the virtual prepaid game cards or the equivalent of game points by using third-party payment platforms.

The current total discount and rebate rate we typically offer to all of our prepaid game card distributors is approximately 12.0% to 14.0% of the face value of our prepaid game cards. The total discount and transaction costs associated with game players’ use of third-party payment platforms is 5.1% to 5.5% of the face value of the virtual prepaid game cards or the equivalent of game points purchased.

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

Revenue Recognition

Game Operations

Proceeds received from sales of prepaid game cards form the basis of our revenues and are recorded initially as receipts in advance. Upon activation of the prepaid game cards, proceeds are transferred from receipts in advance to deferred revenues. Proceeds received from online sales of game points directly to game players are recorded as deferred revenues. As of December 31, 2010, we had receipts in advance from distributors and deferred revenues from our game operations of $33.8 million, compared with $29.6 million and $19.9 million as of December 31, 2009 and 2008, respectively.

We recognize revenues when virtual items purchased by game players are consumed. For consumable virtual items, including those with a predetermined expiration time, revenues are recognized as they are consumed, and for perpetual virtual items, revenues are recognized over their estimated lives. In addition, prepaid game cards will expire two years after the date of card production if they have never been activated. The proceeds from the expired game cards are recognized as revenues upon expiration of the cards. In contrast, once the prepaid game cards are activated and credited to a game player’s account, they will not expire as long as the game account remains active. We are entitled to close a game player’s account if it has been inactive for a period of 180 consecutive days. The unused balances in an inactive game player’s account are recognized as revenues when the account is closed. For the years ended December 31, 2010, 2009 and 2008, the revenue from expired game cards and inactive game players’ accounts was $0.7 million, $0.2 million and $0.2 million, respectively.

Overseas Licensing

For the initial license fees receivable under our overseas licensing agreements, we recognize revenues ratably over the remaining license period, during which we are obligated to provide post-sales services such as technical support and provision of updates or upgrades to the licensed games. Unrecognized initial license fees received are recorded as deferred revenues. As of December 31, 2010, such deferred revenues were $0.7 million, compared with $0.6 million and $0.8 million as of December 31, 2009 and 2008, respectively. With respect to the ongoing revenue-based royalties, we recognize revenues when the revenue-based royalties are earned under the terms of the overseas licensing agreements, and the collection of such royalties is probable.

Cost of Revenues

Our cost of revenues consists primarily of salary and benefits expenses, including share-based compensation expenses, relating to the operation of our games, revenue-based royalty payments to the game developers of our licensed games, bandwidth leasing costs, amortization of licensing fees, depreciation expenses, PRC business tax and value-added tax, or VAT, that our PRC subsidiaries pay on the revenue that they derive from their contractual arrangements with our VIEs. Cost of revenue increased to $29.9 million for the year ended December 31, 2010 compared to $17.5 million and $14.6 million, respectively, for the years ended December 31, 2009 and 2008. The increase in cost of revenue is primarily due to an increase in salary and benefits expenses, bandwidth leasing and communication costs, depreciation of computer equipment (including servers), revenue-based royalty for our licensed games and PRC business tax and VAT that AmazGame pays on the revenues that it derives from its contractual arrangements with Gamease, as a result of continued growth of TLBB and launching of new games. We expect the cost of revenue will increase in the future as we continue to expand our game portfolio.

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

The following table sets forth our product development expenses, sales and marketing expenses and general and administrative expenses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	23,862	11.8%	27,353	10.2%	37,918	11.6%
Sales and marketing	38,917	19.3%	40,048	15.0%	41,002	12.5%
General and administrative	9,053	4.5%	18,759	7.0%	17,533	5.4%

Total	71,832	35.6%	86,160	32.2%	96,453	29.5%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, of personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses increased to $37.9 million for the year ended December 31, 2010 compared to $27.4 million and $23.9 million, respectively, for the year ended December 31, 2009 and 2008. The increase in such expenses is primarily due to our increased research and development workforce in 2010. Product development expenses constituted 11.6%, 10.2% and 11.8% of our total revenues for the year ended December 31, 2010, 2009 and 2008, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits expenses, including share-based compensation expenses, of our sales and marketing personnel. Sales and marketing expenses increased to $41.0 million for the year ended December 31, 2010 compared to $40.0 million and $38.9 million for the year ended December 31, 2009 and 2008. This increase was primarily due to an increase in salary and benefits from the expansion of our sales and marketing team in 2010. Sales and marketing expenses constituted 12.5%, 15.0%, and 19.3% of our total revenues for the year ended December 31, 2010, 2009 and 2008, respectively.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, for management, finance and administrative personnel, and professional service fees, such as audit fees and fees for tax consultation. General and administrative expenses decreased to $17.5 million for the year ended December 31, 2010 compared to $18.8 million and $9.1 million for the year ended December 31, 2009 and 2008. This decrease was primarily a result of decreases in salary and benefits expenses mainly due to the recognition of a one-time share based compensation expense in the second quarter of 2009 after the completion of our initial public offering. General and administrative expenses constituted 5.4%, 7.0% and 4.5% of our total revenues for the year ended December 31, 2010, 2009 and 2008, respectively.

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

In January 2008, we communicated to and agreed with Mr. Wang that the equity interest we granted to him would consist of 7,000,000 of our ordinary shares and 8,000,000 restricted shares. The terms of the restricted shares included, as a condition of vesting, the completion of an initial public offering by us on an internationally recognized stock exchange, and also were subject to a vesting schedule. In addition, the terms of the restricted shares provided that Mr. Wang would not be entitled to participate in any distributions by us on his ordinary shares and restricted shares until the completion of our initial public offering. In April 2008, we modified the vesting conditions of the restricted shares to provide for vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 1, 2008, with no condition that an initial public offering be completed. There was no change, however, to the limitation on Mr. Wang’s right to participate in distributions declared by us prior to the completion of our initial public offering.

On December 31, 2008, we reserved 20,000,000 of our ordinary shares to be used as incentive compensation for our executive officers and key employees from time to time under our 2008 Share Incentive Plan.

On January 15, 2009, 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares were issued to Mr. Wang out of Sohu’s equity interest.

The difference between the fair values, or the Incremental Fair Value, of the 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares granted to Mr. Wang and Mr. Wang’s contingent right in the Sohu subsidiary is accounted for by us as share-based compensation. Because the terms of the issuance of the ordinary shares and restricted shares had been approved by us and were communicated to and agreed with Mr. Wang as of January 2, 2008, that date was deemed as the grant date under U.S. GAAP and, accordingly, the Incremental Fair Value was determined as of that date. The portion of the Incremental Fair Value related to the 7,000,000 Class B ordinary shares, equal to $1.8 million, was recognized as share-based compensation expenses included in product development expenses for the three months ended March 31, 2008. As a result of the modification of the vesting terms of the 8,000,000 Class B restricted shares on April 21, 2008, the portion of the Incremental Fair Value related to those shares, equal to $7.0 million, was determined as of that date and is accounted for by us as share-based compensation over the vesting period starting from the date of the modification, following the accelerated basis of attribution. Share-based compensation expense relating to the 8,000,000 Class B restricted shares, which was $3.0 million for the period from April 21, 2008 to December 31, 2008, $2.3 million for the year ended December 31, 2009, and $1.2 million for the year ended December 31, 2010, was included as share-based compensation expenses included in product development expenses. The Incremental Fair Values were determined using the discounted cash flow method.

In April 2008, our Board of Directors approved and we communicated to our executive officers other than the CEO and to certain employees, various grants of restricted shares and restricted share units. Pursuant to these approvals, on January 15, 2009, we issued to our executive officers other than the CEO an aggregate of 1,800,000 Class B restricted shares and we issued to certain of our key employees an aggregate of 940,000 restricted share units (settleable in Class B ordinary shares). On March 13, 2009, we exchanged the 1,800,000 Class B restricted shares held by executive officers other than the CEO for Class B restricted share units which have the same vesting and other terms as applied to the Class B restricted shares. The vesting of the restricted share units was contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. As of December 31, 2010, of these 2,740,000 restricted share units granted 1,370,000 restricted share units are vested, of which 150,000 restricted share units have not been settled. The grant date fair value of the awards is recognized in our consolidated statements of operations starting from the date when the vesting conditions became probable, which occurred upon the completion of our initial public offering. The fair values of these awards, which total $5.4 million, were determined using the discounted cash flow method. Share-based compensation expense relating to these 2,740,000 restricted share units, which was $nil, $4.1 million and $0.9 million, respectively, for the year ended December 31, 2008, 2009 and 2010, following the accelerated basis of attribution, were included in operating expenses.

On February 17, 2009, we granted an aggregate of 456,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value of these restricted share units, which is $3.6 million, was determined using our initial public offering price. The vesting of the restricted share units is contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and such restricted shares are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 17, 2009. Share-based compensation expense relating to these restricted share units, which was $1.4 million and $1.0 million, under an estimated forfeiture rate of 10%, for the year ended December 31, 2009 and 2010, was included in operating expenses. As of December 31, 2010, 66,000 Class A restricted share units of such 456,000 Class A restricted share units to certain of our employees were forfeited.

On April 21, 2009, we granted an aggregate of 1,200,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than our CEO. The fair value of these restricted share units, which is $14.9 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on April 21, 2009. Share-based compensation expense relating to these restricted share units, which was $5.4 million and $5.2 million, respectively, for the year ended December 31, 2009 and 2010, was included in operating expenses, following the accelerated basis of attribution.

For the year ended December 31, 2010, we granted an aggregate of 27,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value of these restricted share units, which is $0.5 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on the grant date. Share-based compensation expense relating to these restricted share units, which was $0.1 million, under an estimated forfeiture rate of 10%, for the year ended December 31, 2010, was included in operating expenses, following the accelerated basis of attribution. As of December 31, 2010, 2,000 Class A restricted share units of such 27,000 Class A restricted share units to certain of our employees were forfeited.

On October 24, 2010, we granted an aggregate of 40,000 Class A restricted share units under Changyou’s share incentive plan (settleable upon vesting in Class A ordinary shares) to certain Sohu employees for their involvement in Sohu’s provision of certain online game advertising services on its websites, under a marketing service agreement between Sohu and us. These Class A restricted share units are subject to vesting over a four-year period commencing on October 24, 2010. Because the grantees are not employees of Changyou, share-based compensation expense for such restricted share units is recognized upon vesting and the fair value is determined based on the market price of the Company’s ADSs as of the applicable vesting date. Share-based compensation expense relating to these restricted share units, which was $55,000 for the year ended December 31, 2010, was included in operating expenses, following the accelerated basis of attribution.

Share-based compensation expenses recorded for the year ended December 31, 2010 were $8.6 million compared to $13.4 million and $5.3 million for the year ended December 31, 2009 and 2008, and included share-based compensation paid by us to our executive officers, other employees and certain Sohu employees, the allocated share-based compensation paid by Sohu to Sohu’s senior management who provide services to both Sohu and us, and the share-based compensation related to options and restricted share units granted by Sohu to our employees. These share-based compensation expenses have been allocated to (i) cost of revenues, (ii) sales and marketing expenses, (iii) general and administrative expenses and (iv) product development expenses, depending on the responsibilities of the relevant employees.

In addition, as of December 31, 2010, there was $0.5 million of unrecognized share-based compensation cost related to the 8,000,000 unvested Class B restricted shares granted to the CEO in January 2009, $0.3 million of unrecognized share-based compensation cost related to the 1,800,000 unvested Class B restricted share units granted to our executive officers other than the CEO in April 2008 (whose Class B restricted shares were exchanged for Class B restricted share units (settleable in Class B ordinary shares) on March 13, 2009), $0.1 million of unrecognized share-based compensation cost related to the 940,000 unvested Class B restricted share units granted to certain of our key employees in April 2008, $0.9 million of unrecognized share-based compensation cost related to the 456,000 unvested Class A restricted share unites granted to certain of our employees in February 2009, net of estimated forfeitures, $4.3 million of unrecognized share-based compensation cost related to the 1,200,000 unvested Class A restricted share unites granted to executive officers other than the CEO in April 2009, $0.3 million of unrecognized share-based compensation cost related to the 27,000 unvested Class A restricted share unites granted to certain employees in 2010, net of estimated forfeitures.

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

PRC Corporate Income Tax

Prior to January 1, 2008, our operating entities based in the PRC were governed by the Foreign Invested Enterprise and Foreign Enterprise Income Tax Law of the PRC and the Interim Enterprise Income Tax Regulation (the “Previous Income Tax Law and Rules”). Pursuant to the Previous Income Tax Law and Rules, PRC enterprises were generally subject to Corporate Income Tax (the “CIT”) at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain advanced and new technology enterprises, on PRC taxable income. Furthermore, advanced and new technology enterprises were exempted from PRC state income tax for three years, beginning with their first year of operations, and were entitled to a 50% tax reduction, to a rate of 7.5%, for the subsequent three years and 15% thereafter. During the years ended December 31, 2006 and 2007, most of our operations in the PRC were subject to an applicable tax rate of 7.5% or were exempted from income tax as advanced and new technology enterprises.

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

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “advanced and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that advanced and new technology enterprises previously qualified under the Previous Income Tax Laws and Rules as of December 31, 2007 could retain their previous status as advanced and new technology enterprise, and could enjoy preferential tax rate under the New CIT Law, on condition that they were re-approved for advanced and new technology enterprise status under the new regulations released on April 14, 2008 and on July 8, 2008. Both AmazGame and Gamease were re-approved as advanced and new technology enterprises on December 30, 2008, and each of them is therefore eligible for the preferential tax rate under the New CIT Law. Gamespace, Guanyou Gamespace, ICE WFOE and Shanghai ICE are in the process of applying for approval as advanced and new technology enterprises.

In addition, according to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, “software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease are qualified as software enterprises, and they would be subject to 0% income tax rate for the full year 2008 and a 50% tax reduction to a rate of 12.5% from fiscal year 2009 to fiscal year 2011. Gamespace, Guanyou Gamespace, ICE WFOE and Shanghai ICE, have been qualified as “software enterprises” and will be entitled to an income tax exemption for two years beginning with their first profitable year and 50% tax reduction for the subsequent three years.

We are subject to withholding taxes on the initial license fees and ongoing revenue-based royalties received from our licensees in various jurisdictions outside of the PRC. We recognize such foreign withholding taxes as income tax expense when related revenue of initial license fees and ongoing revenue-based royalties are recognized. Income tax expense related to such withholding taxes was $1.0 million, $0.9 million and $1.0 million, respectively for the years ended December 31, 2008, 2009 and 2010.

Under the New CIT Law and its implementation rules, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% withholding tax rate under the China-HK Tax Arrangement if such holding companies are considered non-PRC resident enterprises, and hold at least 25% of the equity interests in the foreign invested enterprises distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend may remain subject to withholding tax rate of 10%. In the fourth quarter of 2008, in preparation for our initial public offering, AmazGame declared a dividend to Changyou HK, its immediate parent company in Hong Kong. We accrued a withholding tax of $5.0 million based on the 5% withholding tax rate. Such $5.0 million withholding tax was paid in the third quarter of 2009, based on the approval of the PRC local tax authority.

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual New CIT Law rate of 10%.

PRC Business Tax and VAT

We currently operate and distribute our MMORPGs via Gamease and Shanghai ICE in China. Both Gamease and Shanghai ICE are subject to PRC business tax at the rate of 5% and related surcharges of 0.5% on the revenues from game operations. Our revenues are presented net of these business tax and related surcharges.

Our PRC subsidiaries AmazGame and ICE WFOE pay business tax and value added tax on the revenues that they derive from their respective contractual arrangements with Gamease and Shanghai ICE, for services provided or products sold to Gamease and Shanghai ICE. We account for such business tax and value added tax as a component of our cost of revenues.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, appearing elsewhere in this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe accounting for recognition of revenues, the determination of share-based compensation expense, the assessment of income tax and valuation allowances against deferred tax assets, assessment of impairment for intangible assets, fixed assets, long-term investments, other assets and goodwill and the determination of functional currencies represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Under the item-based revenue model, proceeds received from sales of prepaid cards are initially recorded as receipts in advance. Proceeds from sale of prepaid cards to distributors are deferred when received and, revenue is recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. The revenues are recorded net of business tax, sales discounts and rebates to our distributors. See “—Revenue Collection—Game Operations.”

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

Share-Based Compensation Expenses

Share-based compensation expense is for share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by us to our employees, directors and certain Sohu employees. Share-based compensation expense is recognized as costs and/or expenses in the financial statements based on the fair values of the related share-based awards on their grant dates.

Share-based compensation expense is recognized as costs and/or expenses in the financial statements based on the fair values of the related share-based awards on their grant dates. Share-based compensation expense for restricted share units granted to certain Sohu employees is recognized upon vesting and the fair value is determined based on the market price of the Company’s ADSs as of the applicable vesting date.

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

For the years ended December 31, 2010, 2009 and 2008, our share-based compensation expenses amounted to $8.6 million, $13.4 million and $5.3 million, respectively.

Income Tax and Valuation Allowance Against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

Subsequent to 2006, the majority of our deferred tax assets resulted from the differences between the book and tax bases of assets transferred as part of the reorganization of the MMORPG business and tax benefits from share-based compensation. As of December 31, 2007, we had recorded a full allowance against our gross deferred tax assets based on the following factors: (1) we were in a net loss position until 2007 and had no historical track record of profits to utilize the deferred tax assets; (2) uncertainty related to our entitlement to preferential tax treatment based on the new tax laws; (3) intense competition leading to uncertain success. In the years ended December 31, 2008 and 2009, we reversed the allowance previously recorded and recognized deferred tax assets to the extent such deferred tax assets are expected to be realized for certain subsidiaries. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment would be made to the deferred tax assets that would increase income for the period. If events were to occur in the future that would require us to realize less of our deferred tax assets than the presently recorded amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. As of December 31, 2010 and 2009, our net deferred tax assets were $2,369,000 and $1,383,000, respectively, resulting from temporary differences between accounting and tax basis.

Assessment of Impairment for Long-lived Assets, equity investment and goodwill

Our long-lived assets include intangible assets, fixed assets and other assets.

Intangible assets mainly comprise operating rights of licensed games, computer software purchased from unrelated third parties, developed technologies and other finite-lived intangible assets which are separable from the fixed assets. We amortize the cost of intangible assets over their expected future economic lives. Fixed assets mainly comprise office building, computer equipment (including servers) and leasehold improvements, and are depreciated over the estimated useful lives of the assets on a straight-line basis. Other assets mainly represent prepayment for an office building under construction. Management’s judgment is required in the assessment of the economic lives of intangible assets and useful lives of the fixed assets and other assets. Based on the existence of one or more indicators of impairment, we measure any impairment of intangible assets, fixed assets and other assets based on a projected discounted cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our business model. An impairment charge would be recorded if we determined that the carrying value of intangible assets, fixed assets or other assets may not be recoverable. Our estimates of future cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors. As of December 31, 2010, 2009 and 2008, our impairment for intangible assets was $2.9 million, $nil and $nil, respectively.

We continually review our investments in an investee to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near-term prospects of the investee. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies. No impairment losses for our equity investments were recorded for the years ended December 31, 2010, 2009 and 2008.

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and VIEs. Goodwill is not depreciated or amortized but is tested for impairment at reporting unit level (business segment) on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations. No impairment losses for goodwill were recorded for the years ended December 31, 2010, 2009 and 2008.

Determination of Functional Currencies

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries and our VIEs in China is the RMB. The functional currency of our subsidiary in the United Kingdom is the British Pound, the functional currency of our subsidiary in Malaysia is the Malaysian Ringgit, the functional currency of our subsidiary in Korea is the Korean Won and the functional currency of our subsidiaries in Hong Kong and the United States of America is the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates. Normally, that is the currency of the environment in which it primarily generates and expends cash. Management’s judgment is essential in the determination of the functional currency which is made by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. Assets and liabilities of our subsidiaries and VIEs in China are translated into U.S. dollars, our reporting currency, at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the current exchange rate in effect during the reporting period. Foreign currency translation adjustments are not included in determining net income for the period but are accumulated in a separate component of consolidated equity on the balance sheet. The accumulated foreign currency translation adjustment as of December 31, 2010, 2009 and 2008 was a gain of $10,776,000, $778,000 and $631,000, respectively.

Year to Year Comparisons

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Total revenues increased by $59.5 million to $327.1 million for the year ended December 31, 2010, compared to $267.6 million for the year ended December 31, 2009. The increase was mainly due to increased popularity of our flagship game, TLBB, which we launched in May 2007. For the year ended December 31, 2010, we generated overseas licensing revenues of $8.2 million, compared to $7.8 million for the year ended December 31, 2009. The increase was mainly due to increased momentum of TLBB in Vietnam and Malaysia.

Cost of Revenues. Our cost of revenues increased by $12.4 million to $29.9 million for the year ended December 31, 2010, compared to $17.5 million for the year ended December 31, 2009. The increase was primarily due to an increase in our salary and benefits expenses, which increased by $4.3 million to $10.2 million for the year ended December 31, 2010, compared to $5.9 million for the year ended December 31, 2009, our bandwidth leasing and communication costs, which increased by $1.9 million to $5.3 million for the year ended December 31, 2010, compared to $3.4 million for the year ended December 31, 2009, our depreciation and amortization costs, which increased by $1.7 million to $4.4 million for the year ended December 31, 2010, compared to $2.7 million for the year ended December 31, 2009, our revenue-based royalty costs, which increased to $1.7 million for the year ended December 31, 2010, compared to $nil for the year ended December 31, 2009, our PRC business tax and VAT that AmazGame pays on the revenues that it derives from its contractual arrangements with Gamease, which increased by $1.2 million to $4.9 million for the year ended December 31, 2010, compared to $3.7 million for the year ended December 31, 2009, as a result of continued growth of TLBB and launching of new games.

Gross Profit. As a result of the foregoing, our gross profit increased by $47.2 million to $297.3 million for the year ended December 31, 2010, compared to $250.1 million for the year ended December 31, 2009. Our gross margins were 90.9% and 93.5% for the years ended December 31, 2010 and December 31, 2009, respectively. The decline in gross margin was mainly due to an increase in salaries and benefits and higher bandwidth and server depreciation costs associated with the operation of more games in 2010.

Operating Expenses

•

Product Development Expenses. Product development expenses increased by $10.5 million to $37.9 million for the year ended December 31, 2010, compared to $27.4 million for the year ended December 31, 2009. The increase was primarily because salary and benefits expense increased by $3.7 million to $28.0 million for the year ended December 31, 2010 compared to $24.3 million for the year ended December 31, 2009, due to our hiring of more game engineers, content and license expenses increased by $3.0 million to $4.4 million for the year ended December 31, 2010, compared to $1.4 million for the year ended December 31, 2009, depreciation and amortization expense increased by $1.9 million to $2.5 million for the year ended December 31, 2010, compared to $0.6 million for the year ended December 31, 2009.

•

Sales and Marketing Expenses. Sales and marketing expenses increased by $1.0 million to $41.0 million for the year ended December 31, 2010, compared to $40.0 million for the year ended December 31, 2009. The increase was primarily due to the rise of salary and benefits by $1.6 million to $4.5 million for the year ended December 31, 2010 due to expansion of headcount, compared to $2.9 million for the year ended December 31, 2009, offset by a $0.6 million decrease in other expenses.

•

General and Administrative Expenses. General and administrative expenses decreased by $1.3 million to $17.5 million for the year ended December 31, 2010, compared to $18.8 million for the year ended December 31, 2009. The decrease was primarily due to decreases in salary and benefits expense, which decreased by $1.7 million to $10.8 million for the year ended December 31, 2010, compared to $12.5 million for the year ended December 31, 2009. This decrease was mainly due to the recognition of a one-time share based compensation expense in the second quarter of 2009 after the completion of the Company’s initial public offering.

Operating Profit. As a result of the foregoing, we had operating profit of $200.8 million for the year ended December 31, 2010, compared to an operating profit of $163.9 million for the year ended December 31, 2009.

Interest Income and Foreign Currency Exchange Gain/Loss. For the year ended December 31, 2010, interest income and foreign currency exchange gain or loss was $3.7 million, compared to $3.4 million for the year ended December 31, 2009. The increase was primarily due to increased average cash balance for the year.

Interest Expense. For the year ended December 31, 2010, interest expense was $39,000, compared to $104,000 for the year ended December 31, 2009.

Other (Expenses)/ Income. For the year ended December 31, 2010, other expense represents expense of $1.4 million, compared to income of $0.2 million for the year ended December 31, 2009. The other expense consisted primarily of loss from interests in equity investees.

Income Tax Expense. Income tax expense was $28.2 million for the year ended December 31, 2010, compared to $22.7 million for the year ended December 31, 2009.

Net Income. As a result of the foregoing, we had net income of $174.9 million for the year ended December 31, 2010, compared to net income of $144.7 million for the year ended December 31, 2009.

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

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from equity contributions by Sohu and cash flows from operations. We also received loans in the amount of $5.0 million and $3.5 million, respectively, from Sohu.com Limited in September 2007 and December 2008. Such loans were repaid to Sohu in April 2009.

In April 2009, we received net proceeds of $54.7 million from our initial public offering.

On April 1, 2009, we declared a cash dividend of $96.8 million payable solely to Sohu.com (Game) Limited, which is an indirect wholly-owned subsidiary of Sohu.com Inc. In the fourth quarter of 2009, after receiving approval from the PRC government, we paid the dividend to Sohu.com (Game) Limited. In connection with such dividend we also paid PRC withholding tax of $5.0 million.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	($ in thousands)
Net cash provided by operating activities	133,916	187,801	207,223
Net cash used in investing activities	(7,806)	(45,836)	(87,691)
Net cash used in financing activities	(7,305)	(49,892)	(3,001)
Effect of exchange rate changes on cash and cash equivalents	215	389	7,525

Net increase in cash and cash equivalents	119,020	92,462	124,056
Cash and cash equivalents at beginning of the year	15,419	134,439	226,901

Cash and cash equivalents at end of the year	134,439	226,901	350,957

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2010 was $207.2 million, which was primarily attributable to the following factors: (i) net income of $174.9 million, (ii) share-based compensation expenses of $8.5 million, (iii) depreciation of $7.5 million, (iv) an increase in tax payable of $6.8 million and (v) an increase in accrued compensation and benefits of $3.3 million.

Net cash provided by operating activities for the year ended December 31, 2009 was $187.8 million, which was primarily attributable to the following factors: (i) net income of $144.7 million, (ii) a decrease in prepaid and other receivables of $16.2 million primarily due to the tax refund received of $18.9 million, (iii) share-based compensation expenses of $13.1 million (iv) an increase in receipts in advance and deferred revenue of $9.5 million, partially offset by an increase in accounts receivable of $2.4 million.

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

Investing Activities

For the year ended December 31, 2010, net cash used in investing activities was $87.7 million and was primarily attributable to our prepayment for an office building of $58.1 million, equity investments and shareholder loan to an investee of $10.2 million, purchase of fixed assets of $10.1 million, purchase of intangible assets and other assets of $6.6 million, and cash paid for business acquisition (net of cash acquired) of $2.7 million.

For the year ended December 31, 2009, net cash used in investing activities was $45.8 million and was primarily attributable to our purchase of fixed assets of $43.2 million and purchase of intangible assets and other assets of $2.6 million.

For the year ended December 31, 2008, net cash used in investing activities was $7.8 million and was primarily attributable to purchase of fixed assets of $7.3 million and purchase of intangible assets and other assets of $0.5 million.

Financing Activities

For the year ended December 31, 2010, net cash used in financing activities was $3.0 million, which was due to repayment of short-term loan borrowed by an acquired entity from third parties prior to the acquisition.

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

Restrictions on Cash Transfers to Us

To fund any cash requirements, from time to time, we may need to rely on dividends, loans or advances made by our PRC subsidiaries. We conduct substantially all of our operations through Gamease, Guanyou Gamespace and Shanghai ICE, our VIEs, which generate all of our operating revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, each of AmazGame, Gamespace and ICE WFOE, which are our subsidiaries in China, has entered into a number of contracts with its corresponding VIE to provide services to such VIE in return for cash payments. In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from our VIEs to our PRC subsidiaries. Depending on the nature of services provided by our PRC subsidiaries to their corresponding VIEs, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that a PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

In addition, regulations in the PRC currently permit payment of dividends of a PRC company, such as AmazGame, Gamespace or ICE WFOE, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. These reserves are not distributable as cash dividends, or as loans or advances. A PRC company may also allocate a portion of its after-tax profits, as determined by its Board of Directors, to its staff welfare and bonus funds, which may not be distributed to us.

Furthermore, under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Any dividends paid by any of our PRC subsidiaries to its direct holding company in Hong Kong will be subject to a withholding tax at a rate of at least 5% and could be as high as 10%, which will reduce the amount of cash available for distribution to us. See “Risk Factors — Risks related to Doing Business in China — There are significant uncertainties under the new Corporate Income Tax Law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders” in Item 3.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

We believe that our existing cash is sufficient to sustain our operations for at least the next twelve months.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $74.9 million, $45.8 million and $7.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In August 2010, we had entered into agreements with a property developer for the purchase of an office building to be built in Beijing, which is to serve as our headquarters, with an area of approximately 56,200 square meters at a price of approximately $150.0 million. Under the agreement, the property developer is to start construction in the first half of 2011, subject to necessary permits being obtained, and is expected to complete construction and deliver the building to us by the end of 2012. We will pay the purchase price in installments from 2010 to 2012, upon completion of various milestones. As of December 31, 2010, we have paid $59.8 million to the property developer.

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

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010 (in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Operating lease obligations	2,696	1,842	854	—
Bandwidth leasing charges	2,674	2,450	224	—
License fees of online games developed by third-parties	1,827	1,374	453	—
Purchase of an office building	89,691	59,794	29,897	—

Total	96,888	65,460	31,428	—

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2010.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We have not early adopted the new guidance and is currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In December 2010, the Financial Accounting Standards Board (“FASB”) issued revised guidance on When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The revised guidance specify that, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on the Disclosure of Supplementary Pro Forma Information for Business Combinations. The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We have not early adopted the new guidance and are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

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

Directors and Executive Officers	Age	Position
Charles Zhang	46	Chairman of the Board of Directors
Tao Wang	35	CEO and Director
Dewen Chen	35	President and Chief Operating Officer
Alex Ho	36	Chief Financial Officer
Xiaojian Hong	33	Chief Technology Officer
Dave De Yang (1)	45	Independent Director
John Zhuang Yang (1)	56	Independent Director
Baoquan Zhang (1)	53	Independent Director

(1)	Member of the audit committee of our Board of Directors.

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

Tao Wang is our CEO and a director. Mr. Wang has over 13 years of experience in the computer game industry in China and was one of the principal founders of our online game business. Prior to our carve-out from Sohu, Mr. Wang served as Sohu’s Vice President of MMORPG business. Mr. Wang joined Sohu in December 2004 and was instrumental in the ramp up of our MMORPG business and played a key role in the success of TLBB. Prior to joining Sohu, Mr. Wang worked at Sina and was the Managing Technology Director for its iGAME development and operations. From 2001 to 2003, Mr. Wang served as the Vice President and Chief Technology Officer of Beijing Tian Ren Interactive Software Technologies Co. Ltd., a PRC games distributor and operator. From 1998 to 2001, Mr. Wang was a project manager at Object Software (Beijing) Limited, one of the pioneer games and multi-media software developers in China, responsible for its PC console games, Internet games and multi-media educational software development. From 1997 to 1998, Mr. Wang worked at Fuzhou Wai Xin Software Technologies Co. Ltd. as a software development engineer. Mr. Wang received a bachelor’s degree in Engineering from Hangzhou Industrial Electronics Institute.

Dewen Chen is our President and Chief Operating Officer and one of the principal founders of our online game business. Mr. Chen joined Sohu in 2005 as a business manager, responsible for building our sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu’s games products. Prior to our carve out from Sohu, Mr. Chen was the Director of Marketing & Operations of the MMORPG business of Sohu. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

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

Dave Yang has served as an independent director and a member of our audit committee since April 2009. For the past nine years, Mr. Yang has worked for McDonald’s Corporation as a senior financial director. Since 2009, Mr. Yang has served as Corporate Controller of the McDonald’s China. Prior to such role, he served as acting controller of McDonald’s India and Indonesia and as a senior director of McDonald’s Corporation in Asia Pacific, Middle East and Africa division where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a senior advisor and group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has a master of business administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in Physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Dr. John Zhuang Yang has served as an independent director and a member of our audit committee since April 2009. Dr. Yang is the Dean of the Beijing International MBA program at Beijing University, Professor of Management at the National School of Development at Beijing University and an Associate Dean and Associate Professor of Management at Fordham University. Dr. Yang received his Ph.D. in Business Administration from Columbia University in 1991 and received an M.A. in Sociology, also from Columbia University, in 1985. In addition, Dr. Yang received an MPA degree in International and Public Affairs from The Woodrow Wilson School of Public and International Affairs of Princeton University in 1984. He received a bachelor’s degree in English Language and Literature from Beijing University. Since September 2007, Dr. Yang has served on the Board of Directors of New Oriental Education & Technology Group, a public company listed on the New York Stock Exchange (NYSE: EDU) since September 2006, which provides private educational services in China.

Baoquan Zhang has served as an independent director and a member of our audit committee since April 2009. Mr. Zhang is the President of Antaeus Group, which he founded in the early 1990s and is one of the largest real estate development companies in Beijing. The Antaeus Group has recently branched out to the entertainment industry with its investment in the Chinese film, Ip Man, a film about a legendary Kung Fu master. Mr. Zhang also operates the Today Art Gallery, a large non-profit art gallery in Beijing. In June 2008, Mr. Zhang received the 2008 Mont Blanc de la Culture Arts Patronage Award, presented by the German luxury goods manufacturer to honor those who have dedicated time, energy and financial support to the arts and cultural development around the world. Mr. Zhang also publishes art magazines and numerous art books every year. Mr. Zhang is a member of the Chinese Writers Association and the Chinese Calligraphers Association. He received a bachelor’s degree in Art from the Beijing Film Academy.

Compensation of Directors and Executive Officers

For the year ended December 31, 2010, we paid an aggregate of approximately $5.3 million in cash compensation to our executive officers. We paid an aggregate of $150,000 in cash compensation to our non-executive directors other than Dr. Charles Zhang. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

We may also terminate our employment agreements with our executive officers without cause upon thirty-day advance written notice. In such case of termination by us and also in a case where an executive officer voluntarily terminates his employment with us upon thirty-days’ advance written notice for “good reasons,” we are required to provide him with severance benefits equal to an amount up to six (6) months of his monthly base salary, provided that such executive officer complies with the “employee non-competition, non-solicitation, confidential information and work product agreement” during the severance period and execute a release agreement in the form requested by us. “Good reasons” include (i) any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his title and position, and (ii) any material breach of the employment agreement by us, including any reduction in the executive officer’s base salary or our failure to pay to him any portion of his compensation.

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

Issuance of Restricted Shares and Restricted Share Units to Executive Officers

On January 15, 2009, 8,000,000 Class B restricted shares were issued out of Sohu.com (Game) Limited’s equity interest in us to Prominence Investments Ltd., a British Virgin Islands company beneficially owned by Tao Wang, our CEO. These restricted shares will vest over a four-year period, subject to acceleration under certain circumstances, commencing on February 1, 2008, and will be forfeited to Sohu.com (Game) Limited if the vesting conditions are not met. Prominence Investments Ltd.’s right to sell 2,000,000 of such restricted shares after full vesting has otherwise occurred is further restricted through January 2015. As of December 31, 2010, 4,000,000 of such restricted shares have become vested and are no longer subject to forfeiture and 4,000,000 remain subject to vesting. See “Operating And Financial Review And Prospects—Operating Expenses—Share-based Compensation Expenses” in Item 5.

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

As of December 31, 2010, we had granted the following restricted shares and restricted share units to our directors and executive officers pursuant to our 2008 Share Incentive Plan.

Directors and Executive Officers	Restricted Shares and Restricted Share Units		Date of Grant	End of Vesting Period
Tao Wang	8,000,000	(1)	January 15, 2009	February 1, 2012
Dewen Chen	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April 21, 2013
Alex Ho	*	(2)	January 15, 2009	February 1, 2012
	*	(3)	April 21, 2009	April 21, 2013
Xiaojian Hong	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April 21, 2013

(1)	Class B restricted shares. As of December 31, 2010, 4,000,000 of such Class B restricted shares have become vested and are no longer subject to forfeiture.
(2)	Restricted share units settleable in Class B ordinary shares.
(3)	Restricted share units settleable in Class A ordinary shares.
*	Less than 1% of our total outstanding voting securities.

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

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests and for a proper purpose. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances although the courts are moving towards an objective standard with regard to the required skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. In principle, Changyou will normally be the proper plaintiff in any suit alleging a breach of duty and a derivative action may not be brought by a minority shareholder. However there are exceptions to this including when a company acts beyond its powers or illegally; or the required shareholder vote was not obtained; or where those in control of the company perpetrate a “fraud on the minority”.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the Board of Directors.

Employees

As of December 31, 2008, 2009, and 2010, we had 628, 1,248 and 2,109 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2010:

	As of December 31, 2010
	Number	Percentage
Product development	989	46.9%
Game operations (1)	437	20.7%
Sales and marketing	237	11.2%
Customer service	254	12.1%
General and administration	192	9.1%

Total	2,109	100%

(1)	Includes technical support employees.

In addition, as of December 31, 2010, we had 81 part-time employees. None of our employees are represented by a labor union. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2011 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	*	*
Tao Wang(2)	14,400,000	13.8%
Dewen Chen	*	*
Alex Ho	*	*
Xiaojian Hong	*	*
Dave De Yang	—	—
John Zhuang Yang	—	—
Baoquan Zhang	—	—
Principal Shareholder:
Sohu.com (Game) Ltd.(3)	70,250,000	67.1%
Prominence Investments Ltd.(2)	14,400,000	13.8%

*	Less than 1% of our total outstanding voting securities.
(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units that will vest within 60 days after February 28, 2011. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

(2)	Consists of 12,400,000 Class B ordinary shares and 2,000,000 Class B restricted shares held of record by Prominence Investments Ltd. Prominence Investments Ltd. is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our CEO, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore. The 2,000,000 Class B restricted shares beneficially held by Mr. Wang, that remain unvested as of the date of this annual report will be forfeited to Sohu.com (Game) Limited in the event that a vesting condition is not met. The 14,400,000 Class B ordinary shares held of record by Prominence Investments Ltd represent approximately 16.6% of the voting power of all issued and outstanding ordinary shares of Changyou.
(3)

Consists of Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, KY1-1112. The 70,250,000 Class B ordinary shares held of record by Sohu.com (Game) Ltd. represent approximately 81.1% of the voting power of all issued and outstanding ordinary shares of Changyou. The 2,000,000 Class B restricted shares beneficially held by Mr. Wang, that remain unvested as of the date of this annual report will be forfeited to Sohu.com (Game) Limited in the event that a vesting condition is not met.

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

All of 20,013,000 Class A ordinary shares issued and outstanding as of February 28, 2011, or approximately 19.1% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of the date of this annual report, Sohu held approximately 67.1% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.1% of the total voting power in Changyou. As of December 31, 2010, Sohu continues to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with our VIEs and their Shareholders

PRC laws currently restrict foreign ownership of online game businesses. To comply with PRC laws, we conduct our game operations and distribution businesses through contractual arrangements of our PRC subsidiaries AmazGame, Gamespace and ICE WFOE with their corresponding VIEs Gamease, Guanyou Gamespace and Shanghai ICE and their respective shareholders. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by Dewen Chen, our President and Chief Operating Officer. The equity interests in Shanghai ICE are owned by two Changyou employees who are PRC citizens. The following is a summary of the agreements currently in effect :

Contractual Arrangements with Gamease and its Shareholders

•

Loan Agreements, between AmazGame and Gamease shareholders. These loan agreements provide for loans of $906,000 to Tao Wang and of $604,000 to Dewen Chen for them to make contributions to the registered capital of Gamease in exchange for the 60% and 40% equity interests, respectively, in Gamease. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame of their respective equity interests in Gamease.

•

Equity Interest Purchase Right Agreements, among AmazGame, Gamease and Gamease shareholders. Pursuant to these agreements, AmazGame and any third party designated by AmazGame have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Tao Wang or Dewen Chen, as the case may be, all or any part of his or her equity interests in Gamease at a purchase price equal to their initial contributions to the registered capital of Gamease or the respective proportion of such initial contribution in the case of a partial purchase of such equity interests in Gamease.

•

Equity Pledge Agreements, among AmazGame, Gamease and the shareholders of Gamease. Pursuant to these agreements, Tao Wang and Dewen Chen pledged to AmazGame their equity interests in Gamease to secure the performance of their respective obligations and Gamease’s obligations under the various VIE-related agreements. If any of the shareholders of Gamease breaches his or her respective obligations under any VIE-related agreements (Gamease’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their respective obligations), including the Equity Pledge Agreement, AmazGame is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all the rights such shareholder has as a shareholder of Gamease.

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

•

Technology Support and Utilization Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame has the exclusive right to provide certain product development and application services and technology support to Gamease for a fee equal to a predetermined percentage of Gamease’s revenues.

•

Services and Maintenance Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame provides marketing, staffing, business operation and maintenance services to Gamease in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Contractual Arrangements with Guanyou Gamespace and Its Shareholders

•

Loan Agreements, between Gamespace and Guanyou Gamespace shareholders. These loan agreements provide for loans of $906,000 to Tao Wang and of $604,000 to the Dewen Chen for them to make contributions to the registered capital of Guanyou Gamespace in exchange for the 60% and 40% equity interests, respectively, in Guanyou Gamespace. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to Gamespace of their respective equity interests in Guanyou Gamespace.

•

Equity Interest Purchase Right Agreements, among Gamespace, Guanyou Gamespace and Guanyou Gamespace’s shareholders. Pursuant to these agreements, Gamespace and any third party designated by Guanyou have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Tao Wang or Dewen Chen, as the case may be, all or any part of his or her equity interests in Guanyou Gamespace at a purchase price equal to their initial contributions to the registered capital of Guanyou Gamespace or the respective proportion of such initial contribution in the case of a partial purchase of such equity interests in Guanyou Gamespace.

•

Equity Pledge Agreements, among Gamespace, Guanyou Gamespace and the shareholders of Guanyou Gamespace. Pursuant to these agreements, Tao Wang and Dewen Chen pledged to Gamespace their equity interests in Guanyou Gamespace to secure the performance of their respective obligations and Guanyou Gamespace’s obligations under the various VIE-related agreements. If any of the shareholders of Guanyou Gamespace breaches his or her respective obligations under any VIE-related agreements (Guanyou Gamespace’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their respective obligations), including the Equity Pledge Agreement, Gamespace is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all the rights such shareholder has as a shareholder of Guanyou Gamespace.

•

Business Operation Agreement, among Gamespace, Guanyou Gamespace and the shareholders of Guanyou Gamespace. This agreement sets forth the rights of Gamespace to control the actions of the shareholders of Guanyou Gamespace.

•

Powers of Attorney, executed by the shareholders of Guanyou Gamespace in favor of Gamespace. These powers of attorney give Gamespace the exclusive right to appoint nominees to act on behalf of each of the two Guanyou Gamespace shareholders in connection with all actions to be taken by Guanyou Gamespace.

•

Technology Support and Utilization Agreement, between Gamespace and Guanyou Gamespace. Pursuant to this agreement, Gamespace has the exclusive right to provide certain product development and application services and technology support to Guanyou Gamespace for a fee equal to a predetermined percentage of Guanyou Gamespace’s revenues.

•

Services and Maintenance Agreement, between Gamespace and Guanyou Gamespace. Pursuant to this agreement, Gamespace provides marketing, staffing, business operation and maintenance services to Guanyou Gamespace in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Contractual Arrangements with Shanghai ICE and its Shareholders

•

Exclusive Business Cooperation Agreement, between ICE WFOE and Shanghai ICE. This agreement sets forth the exclusive right of ICE WFOE to provide business support and technical services to Shanghai ICE.

•

Exclusive Technology Consulting and Service Agreement, between ICE WFOE and Shanghai ICE. Provides to ICE WFOE the exclusive right to provide technical consultation and other related services to Shanghai ICE in exchange for a fee equal to the balance of Shanghai ICE’s gross income after deduction of related costs and expenses.

•

Business Operation Agreement, among ICE WFOE, Shanghai ICE and the shareholders of Shanghai ICE. This agreement sets forth the right of ICE WFOE to control the actions of the shareholders of Shanghai ICE.

•

Call Option Agreement, among ICE WFOE, Shanghai ICE and Shanghai ICE shareholders. Provides to ICE WFOE and any third party designated by ICE WFOE the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from the shareholders all or any part of their shares in Shanghai ICE or purchase from Shanghai ICE all or part of its assets or business at the lowest purchase price permissible under PRC law. The agreement further provides that Shanghai ICE or its shareholders will transfer back to ICE WFOE any such purchase price they have received from ICE WFOE, upon the request of ICE WFOE, as and to the extent allowed under PRC law.

•

Share Pledge Agreement, among ICE WFOE, Shanghai ICE and the shareholders of Shanghai ICE. Pledge by the shareholders to ICE WFOE of their equity interests in Shanghai ICE, to secure the performance of their obligations and Shanghai ICE’s obligations under the various VIE-related agreements. If Shanghai ICE or any of the shareholders of Shanghai ICE breaches its, his or her obligations under any VIE-related agreements, ICE WFOE is entitled to exercise its rights as pledgee of the equity interests.

Transactions with Shenzhen Zhou You Network Technology Ltd. (“Zhou You”)

Transactions with Zhou You, amounted to $0.9 million, $nil and $nil, respectively, for the years ended December 31, 2010, 2009 and 2008. The amount was royalty fees paid to Zhou You for a licensed game.

Transactions with Shanghai Jingmao

During the year ended December 31, 2010, we provided a non-interest bearing shareholder loan of $4.9 million to Shanghai Jingmao for working capital purposes.

Transactions and Agreements with Sohu

Expenses charged from Sohu for sales and marketing services and certain other services, including the use of Sohu’s PEAK system, amounted to $10.8 million, $20.1 million and $19.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate marketing and general administrative expenses allocated from Sohu were $0.1 million, $0.3 million and $11.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

For 2008, the corporate marketing and general administrative expenses allocated from Sohu using a proportional cost allocation methodology consisted primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. The amounts of these charges were allocated to us based on revenues, number of employees and number of servers attributable to us. Generally, shared services of human resources were allocated to us based on our headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated to us based on our usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated to us based on our revenues as a proportion of total revenues of the Sohu Group.

For 2009 and 2010, we continued to use the Sohu logo, to purchase banner advertisements from Sohu, and to include advertisements for and links to our MMORPGs on Sohu’s 17173.com website. For each of such services, we paid Sohu at the same rates as Sohu charges third parties for such services. We also used Sohu’s PEAK online billing system and used Sohu to provide links to our MMORPG website on Sohu.com’s main website, for which we paid Sohu at a rate comparable to the rates charged by third-party providers for similar services. In 2011, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our Board of Directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Stock Market Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee is required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

The following are summaries of a Master Transaction Agreement, a Non-Competition Agreement, and an Amended and Restated Marketing Services Agreement between Sohu and us:

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

Amended and Restated Marketing Services Agreement

We entered into a Marketing Services Agreement with Sohu, effective January 1, 2009 and amended and restated as of January 1, 2010, pursuant to which Sohu provides certain rights and services to us, including marketing services and Sohu’s PEAK system for the distribution of our virtual prepaid game cards. The agreement further provides for the license from Sohu to us of certain domain names, permits us to co-brand our games with the Sohu name and logos, and allows us to identify ourselves as a member of the Sohu Group. The agreement will terminate upon the later of the date that is three years after the first date upon which Sohu ceases to own in the aggregate at least 10% of the voting power of the then outstanding securities of Changyou and the fifth anniversary of March 17, 2009. The amendment and restatement of the Marketing Services Agreement effective January 1, 2010 includes certain amendments to the original agreement, including clarifications and rate adjustments, and terms under which Sohu provides us with space on Sohu servers for the purpose of our display on Sohu websites of banner ads and promotional material, continues to give us rights to use the Sohu brand and logo, certain Sohu domain names, Sohu Passport and the Sohu PEAK online payment system, and provides certain services to us, such as the construction and maintenance of a bulletin board system for some of our MMORPGs.

Loans Outstanding

We received loans in the amount of $5.0 million and $3.5 million from Sohu.com Limited in September 2007 and December 2008, respectively. The $5.0 million loan made in 2007 was advanced by Sohu to fund the establishment of AmazGame, and the $3.5 million loan made in 2008 was advanced to provide for working capital needs of Changyou HK. The loans were repaid in April 2009. In 2010, we did not borrow any additional amounts from Sohu and the balance of loan is $nil as of December 31, 2010.

Amounts Due to/from Sohu

Intercompany payables to Sohu, arising mainly from expenses charged from Sohu for sales and marketing services provided to us, amounted to $5.2 million as of December 31, 2010, compared to $5.0 million as of December 31, 2009 and $10.8 million as of December 31, 2008. Intercompany receivables from Sohu, arising mainly from customer advances collected by Sohu on our behalf, were $0.3 million, $0.3 million and $8.5 million, respectively, as of December 31, 2010, 2009 and 2008. These balances are interest free and settleable on demand, and are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts that would be charged to third parties.

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

In 2010, we did not declare or pay any dividends and we do not expect to pay dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

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

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009.

The following table provides the high and low reported sale prices for our ADSs on the NASDAQ Global Select Market for (1) each quarter in the most recent two fiscal years and the most recent quarter and (2) each of the most recent six months.

	Trading Price ($)
	High	Low
2009 (from April 2, 2009)
Full Year	48.37	19.00
Second Quarter (from April 2, 2009)	46.85	19.00
Third Quarter	48.37	35.20
Fourth Quarter	35.73	29.00
2010
Full Year	36.40	24.85
First Quarter	36.40	29.40
Second Quarter	36.25	25.76
Third Quarter	30.34	24.85
Fourth Quarter	36.35	26.80
August	30.10	25.49
September	30.34	25.77
October	36.35	27.00
November	34.09	29.13
December	30.99	26.80
2011
January 2011	34.50	28.51
February 2011 (through February 25, 2011)	39.72	34.56

ITEM 10.	ADDITIONAL INFORMATION

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

Differences in Corporate Law - Mergers and Similar Arrangements

Set forth below is a summary of the significant differences between the provisions of the Companies Law of the Cayman Islands regarding mergers and similar arrangements that are applicable to us and the laws applicable to companies incorporated in the United States and their shareholders:

Previously Cayman Islands law did not provide for mergers as that expression is understood under United States corporate law. However, the Companies (Amendment) Law, 2009 which came into force on May 11, 2009 introduced a new mechanism for mergers and consolidations between Cayman Islands companies (and between Cayman Islands companies and foreign companies if the merged company or consolidated company will continue to be a Cayman Islands company). Merger means the merging of two or more constituent companies into a sole remaining constituent company or surviving company and the vesting of the assets and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”). The Plan must contain certain prescribed information including the basis of converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of the surviving company in a merger or the proposed new memorandum and articles of the consolidated company in a consolidation and details of all secured creditors. The Plan must be approved by the shareholders of each constituent company by either:

•	a majority in number representing 75% in value of the shareholders voting together as one class; or

•

a special resolution of the shareholders voting together as one class if the shares to be issued to each shareholder in the consolidated company or in the surviving company are to have the same rights and economic value as the shares held in the constituent company.

Shareholders do not need to approve a merger between a Cayman Islands parent company and a Cayman Islands subsidiary. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The Plan must be filed with the Registrar of Companies together with supporting documents including a declaration (i) of solvency (debts as they fall due), (ii) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies, (iii) of the assets and liabilities of each constituent company, (iv) that no proceedings are outstanding and that no order has been made or resolution passed to wind up the constituent company or to appoint a receiver, trustee or administrator in any jurisdiction (v) that no scheme, order, compromise or arrangement has been made in any jurisdiction whereby the rights of creditors have been suspended or restricted and an undertaking that a copy of the certificate of merger or consolidation will be given to members and creditors of the constituent company and published in the Cayman Islands Gazette.

A certificate of merger or consolidation is issued by the Registrar of Companies which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation.

The effective date of a merger or consolidation is the date the Plan is registered by the Registrar of Companies although the Plan may provide for an effective date up to 90 days after the date of registration.

A dissentient shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation unless (i) an open market on a recognized stock exchange or interdealer quotation system exists for the shares at the end of the dissent period (see below) and (ii) the merger or consolidation consideration consists of shares of the surviving or consolidated company or depository receipts in respect thereof; shares or depository receipts of any other company which are listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2000 holders on the effective date of the merger or consolidation; cash in lieu of fractional shares or depository receipts. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

The following procedure will otherwise apply:

•	The dissentient shareholder must give written notice of objection (“notice of objection”) to the constituent company before the vote to approve the merger or consolidation.

•

Within 20 days of the vote approving the merger or consolidation the constituent company must give written notice of the approval (“approval notice”) to all dissentient shareholders who served a notice of objection.

•

Within 20 days (“dissent period”) of the approval notice a dissentient shareholder must give a written notice of dissent (“notice of dissent”) to the constituent company demanding payment of the fair value of his shares.

•

Within 7 days of the expiry of the dissent period or within 7 days of the date on which the plan of merger or consolidation is filed with the Registrar of Companies (whichever is later) the constituent company, surviving company or consolidated company must make a written offer (“fair value offer”) to each dissentient shareholder to purchase their shares at a price determined by the company to be their fair value.

•

If the company and the dissentient shareholders fail to agree the price within 30 days of the fair value offer (“negotiation period”) then within 20 days of the expiry of the negotiation period the company must apply to the Grand Court of the Cayman Islands to determine the fair value of the shares held by all dissentient shareholders who have served a notice of dissent and who have not agreed the fair value with the company.

All rights, benefits, immunities, privileges and property (including business and goodwill) of each of the constituent companies will vest in the surviving or consolidated company which will be liable for all debts, contracts, obligations, mortgages, charges, security interests and liabilities of each constituent company. Existing claims, proceedings, judgments, orders or rulings applicable to each constituent company will automatically apply to the surviving company or the consolidated company.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or breach of the Companies Law.

If an arrangement and reconstruction or take-over offer is approved or accepted, the dissenting shareholder(s) are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19 “Exhibits” or described elsewhere in this annual report, or as described below.

Purchase of Office Building

On August 23, 2010, we, through our wholly-owned PRC subsidiary AmazGame, entered into an agreement with a property developer to purchase an office building to be built in Beijing, China, which is to serve as our headquarters, for a purchase price of approximately $150.0 million. Under the agreement, the developer is to start construction in the first half of 2011, subject to necessary permits’ being obtained, and is expected to complete construction and deliver the building to us by the end of 2012. The building is expected to have an office and ancillary area of approximately 56,200 square meters. We will pay the purchase price in installments upon completion of various milestones. We plan to pay the purchase price from our cash reserves. The agreement calls for us and the developer to enter into a detailed purchase and sale agreement after the developer has finished obtaining all governmental permits necessary to permit the development and sale of the building.

Amended and Restated Market Services Agreement with Sohu

Please refer to “Related Party Transactions—Transactions and Agreements with Sohu” in Item 7.

Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 25% appreciation of the RMB against the U.S. dollar by the end of 2010. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands, which holds 100% of the equity interests in AmazGame, Gamespace and ICE WFOE, our PRC subsidiaries, indirectly through Changyou HK and ICE HK, our Hong Kong subsidiaries. Our business operations are principally conducted through Gamease, Guanyou Gamespace and Shanghai ICE, our VIEs controlled by AmazGame, Gamespace and ICE WFOE, respectively. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the China-HK Tax Arrangement, such dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC resident enterprise and owns at least 25% of the PRC company distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain be subject to withholding tax at a rate of 10%. On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 Circular provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities. It also sets forth a list of factors, the existence of which generally does not provide support that the treaty resident is a beneficial owner. An agent or conduit company, which refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to withholding tax at the usual New CIT Law rate of 10%.

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK are located in China. If we, Changyou HK or ICE HK is considered as a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

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

Passive Foreign Investment Company

We believe that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending December 31, 2011. Our expectation is based on our current and anticipated operations and composition of our earnings and assets for the 2010 taxable year, including the current and expected valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we currently hold, and expect to continue to hold a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), our PFIC status may depend in large part on the market price of our ADS. Accordingly, fluctuations in the market price of our ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

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

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2010 were $327.1 million and our total assets as of December 31, 2010 were $502.5 million, representing revenues of RMB2.2 billion and total assets of RMB3.3 billion at the noon buying rate of RMB6.6000 to $1.00 on December 31, 2010. If the value of the RMB were to depreciate by approximately 10% to RMB7.2600 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $297.4 million and $456.8 million, respectively. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment” in Item 3.

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

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2010, which consisted of cash and bank deposits, current assets other than cash and bank deposits, and current liabilities. The maturity of those financial instruments was less than one year and their book value approximated fair value.

	Denominated in
	US$	RMB	Total
		(in thousands)
Cash and bank deposits	$31,319	$319,638	$350,957
Current assets other than cash and bank deposits	5,312	8,847	14,159
Current liabilities	5,078	83,083	88,161

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.3%, -0.7% and 5.9% in 2010, 2009 and 2008, respectively. If inflation rises, it may materially and adversely affect our business.

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

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement, which was filed as an exhibit to our Registration Statement on Form F-1 filed with the SEC on March 17, 2009 (File No. 333-158061), and the types of services and the amount of the fees or charges paid therefor:

Persons depositing or withdrawing shares or ADS holders must pay: $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	For:
	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Pursuant to an agreement dated April 1, 2009 between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May 2009 and May 2010 for our expenses, including investor relations expenses, legal fees, accounting fees, NASDAQ listing application and listing fees and related expenses, of $1,087,000 and $6,000, respectively, which is net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

We sold 3,750,000 ADSs and the selling shareholder sold 4,875,000 ADSs in our initial public offering. We received net proceeds of approximately $54.7 million, after deducting underwriting discounts and commissions of approximately $4.2 million and other expenses of approximately $1.1 million. None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates. We did not receive any proceeds from the sale of our ADSs by the selling shareholder. Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the managing underwriters for the offering

As of December 31, 2010, we had not used any of the net proceeds to us from our initial public offering in April 2009. Proceeds from the offering have been deposited in banks.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.

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

	For the year ended December 31,
	2009	2010
	US$	US$
	(in thousands)
Audit fees(1)	$1,544	$1,103
Audit related fees(2)	—	159
Tax fees(3)	191	279
All other fees	—	—

Total	$1,735	$1,541

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The consolidated financial statements of Changyou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.3	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.3	Form of Executive Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.4	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.5	Share Subscription Agreement between Registrant and Prominence Investments Limited (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.6	Form of Restricted Share Unit Agreement with Executive Officers (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.7	Form of Restricted Share Unit Agreement between Registrant and certain executive officers and employees (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.8	English translation of Form of Loan Agreements, dated August 20, 2008, between Beijing AmazGame Age Internet Technology Co., Ltd (or AmazGame) and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.9	English translation of Form of Equity Interest Purchase Right Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.10	English translation of Form of Equity Pledge Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.11	English translation of Form of Powers of Attorney, dated August 20, 2008, by Tao Wang in favor of AmazGame and by a Changyou employee in favor of AmazGame (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.12	English translation of Business Operation Agreement, dated August 20, 2008, between AmazGame and Gamease, Tao Wang and a Changyou employee (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.13	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.14	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.15	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited (or Changyou) (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.16	Non-Competition Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.17	Marketing Services Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.18	English translation of Asset Transfer Agreement, dated November 23, 2007, between Beijing Sohu New Era Information Technology Co., Ltd. (or Sohu Era) and AmazGame (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.19	English translation of Asset Transfer Agreement, dated November 23, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.20	English translation of Service Transfer Agreement, effective as of December 1, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.21	English translation of Technology Transfer Agreement, dated November 10, 2007, between Beijing Fire Fox Digital Technology Co. Ltd. (or Beijing Fire Fox) and Gamease (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.22	English translation of Trademark Assignment Agreement, dated November 28, 2007, between Beijing Fire Fox and Gamease (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.23	TLBB License Agreement, dated March 30, 2007, among Beijing Sohu Internet Information Service Co., Ltd. (or Sohu Internet), Beijing Fire Fox and FPT Telecom (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.23.1	Supplement to Game License Agreement, dated December 1, 2007, among Sohu Internet, Beijing Fire Fox, Gamease and FPT Telecom (incorporated by reference to Exhibit 10.23.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.24	English translation of Operation Agreement effective as of August 23, 2007 between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.25	English translation of Trademark License Agreement, effective as of August 23, 2007, between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.26	English Translation of LAW Game Software License Agreement, dated December 3, 2007, between Gamease and Guangzhou No. 9 Art Network Technology Co. Ltd. (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.27	English Translation of TLBB License Agreement (Taiwan), dated December 25, 2007, between Gamease and (Taiwan) Zhi Guan Technology Co. Ltd. (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.28	English Translation of TLBB License Agreement (Hong Kong and Macau), dated December 5, 2007, between Gamease and Zhi Ao Online Games Group Co. Ltd. (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.29	English Translation of License Agreement regarding Immortal Faith, dated July 21, 2008, between Gamease and Beijing Game Top Software Co. Limited (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.30	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.31	English Translation of License Agreement between Gamease and Louis Cha regarding DMD (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.32	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.33	English Translation of Premises Lease Agreement, dated October 16, 2007, between AmazGame and Beijing Jing Yan Hotel Co. Ltd. (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.34	English Translation of Zhong Hua Ying Xiong License Agreement, dated September 30, 2009, between AmazGame and Dragon Online (Beijing) Technology Co., Ltd. †

4.35	English Translation of Real Estate Purchase Agreement, dated August 8, 2009, between AmazGame and Beijing Yinhe Wanda Real Estate Co., Ltd.

4.36*	English Translation of Project Cooperation Agreement, dated August 23, 2010, between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.37*	Amended and Restated Marketing Services Agreement, dated January 1, 2010, between Changyou and Sohu.

4.38*	English translation of Form of Loan Agreements, dated September 1, 2010, between Beijing Changyou Gamespace Software Technology Co., Ltd (or Gamespace) and Tao Wang and between Gamespace and Dewen Chen

4.39*	English translation of Form of Equity Interest Purchase Right Agreements, dated September 1, 2010, among Gamespace, Beijing Guanyou Gamespace Digital Technology Co., Ltd. (or Guanyou Gamespace) and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen

4.40*	English translation of Form of Equity Pledge Agreements, dated September 1, 2010, among Gamespace, Guanyou Gamespace and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen

4.41*	English translation of Form of Powers of Attorney, dated September 1, 2010, by Tao Wang in favor of Gamespace and by Dewen Chen in favor of Gamespace

4.42*	English translation of Business Operation Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace, Tao Wang and Dewen Chen

4.43*	English translation of Services and Maintenance Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

4.44*	English translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

4.45*	English translation of Exclusive Business Cooperation Agreement, dated September 11, 2007, between ICE Information Technology (Shanghai) Co., Ltd (or ICE WFOE) and Shanghai ICE Information Technology Co., Ltd.(or Shanghai ICE)

4.46*	English translation of Exclusive Technology Consulting and Service Agreement, dated September 11, 2007, between ICE WFOE and Shanghai ICE

4.47*	English translation of Business Operation Agreement, among ICE WFOE, Shanghai ICE and the shareholders of Shanghai ICE

4.48*	English translation of Call Option Agreement, among ICE WFOE, Shanghai ICE and the shareholders of Shanghai ICE.

4.49*	English translation of Form of Share Pledge Agreement, among ICE WFOE, Shanghai ICE and the shareholders of Shanghai ICE.

8.1*	Subsidiaries of the Registrant

11.1	Code of Ethics and Conduct for Directors, Officers and Employees (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

*	Filed with this Annual Report on Form 20-F.
†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU.COM LIMITED

By	/S/ TAO WANG
Name:	Tao Wang
Title:	Chief Executive Officer

By	/S/ ALEX HO
Name:	Alex Ho
Title:	Chief Financial Officer

Date: February 28, 2011

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.com Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Changyou.com Limited (the “Company”) and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2010 and 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

February 28, 2011

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 and DECEMBER 31, 2010

(In thousands, except par value)

		As of December 31,
	Notes	2009	2010
		US$	US$
Assets
Current assets:
Cash and bank deposits		226,901	350,957
Accounts receivable		3,395	1,464
Prepaid and other current assets (including $nil and $4,983, respectively, of shareholder loan to an equity investee)	7	4,720	12,383
Due from Sohu		340	312

Total current assets		235,356	365,116

Non-current assets:
Fixed assets, net	8	49,178	53,659
Intangible assets, net	9	3,221	7,251
Equity investments	10	—	3,645
Goodwill	11	—	10,258
Other assets, net	12	1,636	62,583

Total assets		289,391	502,512

Liabilities and shareholders’ equity
Current liabilities:
Receipts in advance and deferred revenue	14	30,244	34,509
Accrued salary and benefits		16,800	20,089
Accrued liabilities to suppliers		8,954	9,579
Tax payables		6,628	13,471
Other accrued liabilities (including $nil and $453, respectively, to an equity investee)		864	5,115
Due to Sohu		5,046	5,155
Deferred tax liabilities		—	243

Total current liabilities		68,536	88,161

Commitments and contingencies	21
Shareholders’ equity:
Class A ordinary shares par value $0.01, 200,000 authorized; 17,860 and 19,428 issued and outstanding as of December 31, 2009 and 2010, respectively		179	194
Class B ordinary shares par value $0.01, 97,740 authorized; 85,250 and 84,650 issued and outstanding as of December 31, 2009 and 2010, respectively		852	847
Additional paid-in capital		63,960	72,544
Statutory reserves	18	5,748	5,748
Retained earnings		149,338	324,242
Accumulated other comprehensive income		778	10,776

Total shareholders’ equity		220,855	414,351

Total liabilities and shareholders’ equity		289,391	502,512

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

(In thousands, except per share or per ADS data)

		For the Year Ended December 31
	Notes	2008	2009	2010
		US$	US$	US$
Revenues
Game operations revenues		194,607	259,783	318,923
Overseas licensing revenues		7,238	7,802	8,230

Total revenues		201,845	267,585	327,153
Cost of revenues		14,633	17,518	29,852

Gross profit		187,212	250,067	297,301
Operating expenses:
Product development (including transactions with related parties of $167, $147 and $982, respectively)		23,862	27,353	37,918
Sales and marketing (including transactions with a related party of $28,248, $20,075 and $10,804, respectively)		38,917	40,048	41,002
General and administrative (including transactions with a related party of $2,166, $143 and $75, respectively)		9,053	18,759	17,533

Total operating expenses		71,832	86,160	96,453

Operating profit		115,380	163,907	200,848
Interest income and foreign currency exchange gain/loss		1,235	3,379	3,667
Interest expense (including interest expense of $245, $104 and $nil, respectively, to a related party)		(245)	(104)	(39)
Other (expense) income		(278)	158	(1,394)

Income before income tax expense		116,092	167,340	203,082
Income tax expense	16	8,106	22,656	28,178

Net income		107,986	144,684	174,904

Other comprehensive income: Foreign currency translation adjustment		1,103	147	9,998
Net income		107,986	144,684	174,904

Comprehensive income		109,089	144,831	184,902

Basic net income per share	19	1.14	1.44	1.69
Diluted net income per share	19	1.14	1.40	1.65
Basic net income per ADS		2.27	2.87	3.37
Diluted net income per ADS		2.27	2.81	3.29
Weighted average number of ordinary shares outstanding, basic		95,000	100,728	103,792
Weighted average number of ordinary shares outstanding, diluted		95,000	103,051	106,241
Weighted average number of ADS outstanding, basic		47,500	50,364	51,896
Weighted average number of ADS outstanding, diluted		47,500	51,526	53,121
Total share-based compensation cost included in:
Cost of revenues		14	324	194
Product development		4,919	7,404	4,399
Sales and marketing		10	261	220
General and administrative		404	5,412	3,781

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

(In thousands)

	Ordinary shares		(Distribution in excess of additional paid-in
			capital) Additional paid-in Capital	Receivables from shareholders	Statutory reserves	(Accumulated deficit) Retained earnings	Accumulated other comprehensive (loss) income	Total shareholders’ (deficit) equity
	Shares	Amount
		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2008	95,000	950	(9,436)	—	458	(1,242)	(472)	(9,742)
Due from shareholder for issuance of ordinary shares		—	30	(30)	—	—	—	—
Share-based compensation		—	4,752	—	—	—	—	4,752
Share-based compensation allocated from Sohu		—	595	—	—	—	—	595
Appropriation to statutory reserves		—	—	—	5,290	(5,290)	—	—
Foreign currency translation adjustment		—	—	—	—	—	1,103	1,103
Net income		—	—	—	—	107,986	—	107,986

Balance as of December 31, 2008	95,000	950	(4,059)	(30)	5,748	101,454	631	104,694

Issuance of ordinary shares upon initial public offering	7,500	75	55,725	—	—	—	—	55,800
Issuance of ordinary shares upon vesting and settlement of restricted share units	610	6	(6)	—	—	—	—	—
Payments from shareholders		—	15	30	—	—	—	45
Share-based compensation		—	13,143	—	—	—	—	13,143
Share-based compensation allocated from Sohu		—	258	—	—	—	—	258
Initial public offering expenses		—	(1,116)	—	—	—	—	(1,116)
Dividend distribution to Sohu		—	—	—	—	(96,800)	—	(96,800)
Foreign currency translation adjustment		—	—	—	—	—	147	147
Net income		—	—	—	—	144,684	—	144,684

Balance as of December 31, 2009	103,110	1,031	63,960	—	5,748	149,338	778	220,855

Issuance of ordinary shares upon vesting and settlement of restricted share units	968	10	(10)	—	—	—	—	—
Share-based compensation		—	8,478	—	—	—	—	8,478
Share-based compensation allocated from Sohu		—	116	—	—	—	—	116
Foreign currency translation adjustment		—	—	—	—	—	9,998	9,998
Net income		—	—	—	—	174,904	—	174,904

Balance as of December 31, 2010	104,078	1,041	72,544	—	5,748	324,242	10,776	414,351

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands)

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$
Cash flows from operating activities:
Net income	107,986	144,684	174,904
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	2,366	3,501	7,471
Amortization of intangible assets	283	270	1,307
Impairment loss of intangible assets	—	—	2,949
Share-based compensation allocated from Sohu	595	258	116
Share-based compensation expense	4,752	13,143	8,478
Loss from interests in equity investees	—	—	1,771
Disposal loss of fixed assets	—	6	71
Deferred tax assets	(237)	(1,146)	(986)
Deferred tax liabilities	—	—	(12)
Changes in current assets and liabilities, net of acquisition:
Accounts receivable	(926)	(2,376)	1,999
Prepaid and other current assets	(20,253)	16,185	(5,841)
Due from Sohu	300	8,195	28
Other assets, net	—	—	(159)
Receipts in advance and deferred revenue	12,530	9,541	2,821
Due to Sohu	(229)	(5,776)	109
Accrued salary and benefits	14,575	(365)	3,289
Accrued liabilities to suppliers	3,531	4,047	201
Tax payables	8,074	(2,535)	6,813
Other accrued liabilities	569	169	1,894

Net cash provided by operating activities	133,916	187,801	207,223

Cash flows from investing activities:
Purchase of fixed assets	(7,305)	(43,220)	(10,115)
Purchase of intangible assets and other assets	(501)	(2,616)	(6,619)
Prepayment for an office building	—	—	(58,146)
Cash paid for business acquisition, net of cash acquired	—	—	(2,652)
Shareholder loan to an investee	—	—	(4,859)
Investment in equity investees	—	—	(5,300)

Net cash used in investing activities	(7,806)	(45,836)	(87,691)

Cash flows from financing activities:
Short-term loan from Sohu	3,500	—	—
Repayment of short-term loan from Sohu or third parties	—	(8,450)	(3,001)
Issuance of ordinary shares	—	55,845	—
Deemed dividend paid to Sohu	(9,888)	—	—
Dividend paid to Sohu	—	(96,800)	—
Other proceeds relating to financing activities	—	1,087	—
Other cash payments relating to financing activities	(917)	(1,574)	—

Net cash used in financing activities	(7,305)	(49,892)	(3,001)

Effect of exchange rate changes on cash and cash equivalents	215	389	7,525

Net increase in cash and cash equivalents	119,020	92,462	124,056
Cash and cash equivalents, beginning of year	15,419	134,439	226,901

Cash and cash equivalents, end of year	134,439	226,901	350,957

Supplemental disclosures of cash flow
Cash paid for income taxes	(3,607)	(26,046)	(28,536)
Cash paid for interest expense	—	(410)	(39)
Supplemental schedule of non-cash investing activity
Consideration payable for business acquisition	—	—	2,000

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (“VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company, all the subsidiaries and the VIEs are collectively referred to as the “Group.” The major subsidiaries and VIEs, through which the Company conducts its business operations as of December 31, 2010, are described below:

Name of entity	Place and date of incorporation	Effective interest held

Controlled entities:

Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, August 13, 2007	100%

Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, September 26, 2007	100%

Changyou.com (US), Inc. (“Changyou US”)	Delaware, United States of America, January 26, 2009	100%

Changyou.com (UK) Co., Ltd. (“Changyou UK”)	London, United Kingdom of Great Britain, July 3, 2009	100%

Changyou My Sdn.Bhd (“Changyou Malaysia”)	Kuala Lumpur, Malaysia, September 10, 2009	100%

Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, October 29, 2009	100%

Changyou.com Korea Limited (“Changyou Korea”)	Seoul, Korea, January 7, 2010	100%

Beijing Yang Fan Jing He Information and Consultant Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, April 22 , 2010	100%

ICE Entertainment (HK) Limited (“ICE HK”)	Hong Kong, China, acquired on May 28, 2010	100%

ICE Information Technology (Shanghai) Co., Ltd. (“ICE WFOE”)	Shanghai, China, acquired on May 28, 2010	100%

VIEs:

Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, August 23, 2007	100%

Shanghai ICE Information Technology Co., Ltd.(“Shanghai ICE”)	Shanghai, China, acquired on May 28, 2010	100%

Beijing Guanyou Gamespace Digital Technology Co., Ltd.(“Guanyou Gamespace”)	Beijing, China, August 5, 2010	100%

The Group is principally engaged in the development, operation and licensing of massively multi-player online role-playing games (“MMORPGs”). The Group’s principal operations and geographic market are principally in the People’s Republic of China (the “PRC”).

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

2. REORGANIZATION AND SHARE SPLIT

a. Reorganization

In August 2007, Sohu.com, which is the Company’s ultimate parent company, undertook a restructuring and reorganization (the “Reorganization”). Sohu.com and its subsidiaries and VIEs, excluding the Company and its subsidiaries and VIEs, are collectively referred to as “Sohu.” Sohu.com and its subsidiaries and VIEs, including the Company and its subsidiaries and VIEs, are collectively referred to as the “Sohu Group.” The Reorganization was effected in connection with a contemplated initial public offering by the Company on the NASDAQ Global Select Market.

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

Prior to the establishment of the Group, the operation and licensing of MMORPGs were carried out by various companies owned or controlled by Sohu.com (the “Predecessor Operations”). In connection with the Reorganization, the Predecessor Operations, which include all operating assets and liabilities relating to the operation of MMORPGs, were transferred to the Group with legal effect as of December 1, 2007.

In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu Group, only those assets and liabilities related to the MMORPG operations are included in the Group’s consolidated balance sheet. Prior to 2009, the Group’s statement of operations includes all the related costs of MMORPG operations including an allocation of certain general corporate expenses of Sohu Group which are not directly related to MMORPG operations. These general corporate expenses consist primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. These allocations were made using a proportional cost allocation methodology and were based on revenues, number of employees and number of servers attributable to the Group. Generally, shared services of human resources were allocated to the Group based on the Group’s headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated based on the Group’s usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated based on the Group’s revenues as a proportion of total revenues of the Sohu Group. Management believes these allocations are reasonable. Total corporate marketing and general administrative expenses allocated from Sohu was $11,321,000 for the year ended 2008. From 2009, since the Group has established its own finance, legal, technology, human resources and internal audit function, and begun to promote its own brands, no such general corporate expenses of Sohu Group were allocated to the Group, except for share-based compensation expenses related to options and restricted share units granted by Sohu Group to employees of Changyou. The total fair values of these options and restricted share units were expensed during the years ended 2008, 2009 and 2010, which were $232,000, $258,000 and $116,000, respectively. The Group’s statements of operations also include the sales and marketing expenses and other costs for those services provided by Sohu Group, which were $19,260,000, $20,107,000 and $10,839,000, respectively, for the years ended 2008, 2009 and 2010. The transactions are measured, after making reference to similar transactions with third parties, at the amount of consideration established and agreed to by the related parties. Interest expenses charged from Sohu Group were $245,000, $104,000 and $nil, respectively, for the years ended 2008, 2009 and 2010.

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

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its MMORPG businesses through the VIEs. Both Gamease and Guanyou Gamespace are directly owned by the Company’s Chief Executive Officer (“CEO”) and Dewen Chen, the Company’s President and Chief Operating Officer (the “President”). Shanghai ICE is owned by two Changyou employees. Capital for the VIEs is funded by the Company through loans provided to the Company’s CEO and President and the two Changyou employees, and the loans are initially recorded as loans to related parties. These loans, with the capital of the VIEs, are eliminated for accounting purposes during consolidation.

Under contractual agreements with the Company, shareholders of Gamease, Guanyou Gamespace and Shanghai ICE are required to transfer their ownership in Gamease, Guanyou Gamespace and Shanghai ICE to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease, Guanyou Gamespace and Shanghai ICE are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace and Shanghai ICE. The Company’s CEO and President and the two Changyou employees have pledged their shares in Gamease, Guanyou Gamespace and Shanghai ICE as collateral for the loans. As of December 31, 2009 and 2010, the aggregate amount of these loans was $1,465,000 and $3,609,000, respectively.

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the relationships between the Company, AmazGame and Gamease, the relationships between the Company, Gamespace and Guanyou Gamespace and the relationship between the Company, ICE WFOE and Shanghai ICE and the economic benefit flow of the above contractual arrangements. In connection with such evaluation, management also took into account the fact that AmazGame, Gamespace and ICE WFOE, as a result of the above contractual arrangements, control 100% of the shareholders’ voting interests in the VIEs. The Group concluded that each of Gamease, Guanyou Gamespace and Shanghai ICE is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, Gamease’s, Guanyou Gamespace’s and Shanghai ICE’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

As of December 31, 2010, the total assets of the consolidated VIEs were $77.6 million, mainly comprising cash and cash equivalents, accounts receivable and fixed assets. As of December 31, 2010, the total liabilities of the consolidated VIEs were $45.4 million, mainly comprising receipts in advance and deferred revenue of $34.5 million, accrued liabilities to suppliers of $4.2 million, tax payable of $6.1 million and other accrued liabilities of $0.6 million. These balances are reflected in Company’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset in any of consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs in the amount of $4.9 million as of December 31, 2010. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

VIEs Not Consolidated within the Group

In 2010, in order to diversify the Company’s marketing channels for its games, the Company acquired a 50% equity interest in Shanghai Jing Mao Cultural Communications Ltd. (“Shanghai Jingmao”) and its affiliate. Although Shanghai Jingmao and its affiliate are variable interest entities, Changyou is not the primary beneficiary because Changyou is not able to direct their activities, and therefore Changyou does not consolidate them. The investment is being accounted for under the equity method of accounting. As of December 31, 2010, Changyou’s maximum exposure to loss as a result of its involvement with the investees is $7.9 million, which includes the balance of Changyou’s original investment cost, after netting of the investment loss, of $2.9 million and funds provided for the investees’ working capital needs recorded as prepaid and other current assets of $5.0 million in the Company’s consolidated financial statements.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and consolidation

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with U.S. GAAP and on a going concern basis.

The consolidated financial statements include the financial statements of the Company and its controlled operating entities including the subsidiaries and the VIEs. All inter-company balances and transactions within the Group have been eliminated on consolidation.

The Company has reclassified the presentation of its accrued liabilities for prior periods to conform to the current presentation, and it will reclassify all comparable periods hereafter.

b. Use of estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant judgments and estimates include accounting for recognition of revenues, the determination of share-based compensation expense, the determination of fair value of identifiable assets and liabilities acquired through business combination, the assessment of income tax and valuation allowance against deferred tax assets, assessment of impairment for intangible assets, fixed assets, other assets, equity investments and goodwill and the determination of functional currencies, which represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

c. Fair value measurement

The Company’s financial instruments include cash and cash equivalents, accounts receivable, receipt in advance, deferred revenue and accrued liabilities. The carrying amounts of these financial instruments approximate their fair values. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - other inputs that are directly or indirectly observable in the marketplace.

Level 3 - unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As of December 31, 2009 and 2010, the Company’s cash equivalents include time deposits with maturities of three months or less amounting to $161.1 million and $302.0 million, respectively, which are classified within Level 2. This is because the time deposits are valued using pricing sources and models utilizing market observable inputs.

d. Equity investments

Investments in entities over which the Company has significant influence but does not control are recorded as equity investments and are accounted for by the equity method. Under this method, the Company’s share of the post-acquisition profits or losses of the equity investment is recognized in the Company’s consolidated statements of operations; and the Company’s share of post-acquisition movements in equity investments is recognized in equity in the Company’s consolidated balance sheets. Unrealized gains on transactions between the Company and its equity investments are eliminated to the extent of the Company’s interest in the equity investments. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an equity investment equals or exceeds its interest in the equity investment, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the equity investee.

e. Cash and cash equivalents

Cash and cash equivalents consists of cash and bank deposits with an original maturity of three months or less that are placed with banks.

f. Fixed assets and depreciation

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

As of December 31, 2009 and 2010, the original costs of fully depreciated assets which are still in use were $0.9 million and $1.6 million, respectively.

g. Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs.

The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

h. Intangible assets

Intangible assets, comprising operating rights for licensed games, computer software purchased from unrelated third parties, developed technologies and other finite-lived intangible assets which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The weighted average amortization period for intangible assets is eight years, four years and four years, respectively, for the years ended December 31, 2008, 2009 and 2010.

i. Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company tests impairment of long-lived assets and intangible assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The Impairment charges of intangible assets recorded in product development expense for the year ended December 31, 2008, 2009 and 2010 were $nil, $nil and $2.9 million, respectively.

j. Foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“U.S. dollar”). The functional currency of the Company’s subsidiaries and VIEs in China is the Renminbi (“RMB”). The functional currency of the Company’s subsidiary in the United Kingdom is the British Pound, the functional currency of the Company’s subsidiary in Malaysia is the Malaysian Ringgit, the functional currency of the Company’s subsidiary in Korea is the South Korean Won and the functional currency of the Company’s subsidiaries in Hong Kong and the United States of America is the U.S. dollar. Accordingly, assets and liabilities of the China subsidiaries and VIEs are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates for RMB to U.S. dollars in effect during the reporting period. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of shareholders’ equity for the years presented.

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

k. Revenue recognition

Game operations revenues

The Group earns revenue through providing MMORPGs to players pursuant to the item-based revenue model. Under the item-based model, the basic game play functions are free of charge and players are charged for purchases of in-game virtual items.

Game operations revenues are collected by the Company’s VIEs through the sale of the Group’s prepaid cards, which it sells in both virtual and physical forms to third-party distributors and players. Proceeds received from sales of prepaid cards are initially recorded as receipts in advance from customers and, upon activation or charge of the prepaid cards, are transferred from receipts in advance from customers to deferred revenues. As the Group does not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by distributors, net proceeds from distributors form the basis of revenue recognition.

Under the item-based revenue model, revenue is recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing in which the Company records its revenues would be impacted.

Revenues are recorded net of business tax, discounts and rebates to distributors.

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

For the years ended December 2008, 2009 and 2010, the Group recognized revenues in connection with expired un-activated prepaid cards and unused balances of activated prepaid cards in an inactive account of approximately $173,000, $236,000 and $712,000, respectively.

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

l. Receipts in advance and deferred revenue

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

m. Cost of revenues

Cost of revenues mainly consists of salary and benefits, revenue-based royalty payments to the game developers, bandwidth leasing charges, amortization of licensing fees, depreciation expenses, business tax and value-added tax, which primarily arises from the revenue that AmazGame derives from its contractual arrangements with Gamease, and other direct costs.

n. Product development expenses

Costs incurred for the development of MMORPGs prior to the establishment of technological feasibility and costs incurred for maintenance after the MMORPGs are available for marketing are expensed when incurred and are included in product development expenses.

During the years ended December 31, 2008, 2009 and 2010, the Company did not capitalize any product development expense.

o. Government Grant

A government grant is recognized when the grant is received and the relevant requirements have been complied with. Government grants are generally recorded as other income, and grants for which the government stipulates specified uses are recorded as a reduction of the corresponding expenses. For the year ended December 31, 2008, the Company received a government grant of $427,000, and recorded it as a reduction of product development expense. For the year ended December 31, 2009 and 2010, the Company received awards from the PRC government in the amount of $146,000 and $721,000, respectively, which were recorded in other income.

p. Advertising expense

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred. Included in sales and marketing expense are advertising costs of $36,886,000, $35,946,000 and $35,129,000, respectively, for the years ended December 31, 2008, 2009 and 2010. Advertising expenses charged from Sohu were $19,194,000, $20,094,000 and $10,839,000, respectively, for the years ended 2008, 2009 and 2010.

q. Operating leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods.

r. Share-based compensation expense

Share-based compensation expense is for the share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by the Company to employees, directors and certain Sohu’s employees. Share-based compensation expense of employees is recognized as costs and/or expenses in the financial statements based on the fair values of the related share-based awards on their grant dates. Share-based compensation expense for restricted share units granted to certain Sohu’s employees, who are considered non-employees of the Company, is recognized upon vesting and the fair value is determined based on the market price of the Company’s ADSs as of the applicable vesting date.

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

Because there was no evidence to indicate that there would be a disproportionate return between majority and minority shareholders, the Company did not apply a minority discount. As a result, it was concluded that the fair value of Changyou.com Limited as a going concern was $136 million as of the January 2008 valuation date and $198 million as of the April 2008 valuation date.

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

s. Income taxes

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

t. Uncertain tax positions

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

u. Earnings per share

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

v. Comprehensive income

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

w. Segment reporting

The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

x. Recently issued accounting standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We have not early adopted the new guidance and are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We have not early adopted the new guidance and are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

5. CONCENTRATION OF RISKS

There are no revenues from distributors that individually represent exceeding 10% of the total revenues for the years ended December 31, 2008, 2009 or 2010.

Over 90% of the Group’s net revenues for the years ended December 31, 2008, 2009 and 2010 were derived from a single MMORPG, Tian Long Ba Bu, which was launched in May 2007.

Over 90% of the Group’s net revenues for the years ended December 31, 2008, 2009 and 2010 were derived from domestic operations.

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

As of December 31, 2009 and 2010, a majority of the Group’s cash was held by major financial institutions located in the PRC, which management believes are of high credit quality.

6. BUSINESS COMBINATIONS

In May 2010, the Group acquired 100% of the equity interests in ICE HK and its subsidiary and VIE (collectively “ICE Group”), which are engaged in online games development and operations in China, for cash consideration of $7.0 million. Since Changyou has unilateral control of ICE Group as a result of its control of 100% of the voting equity interests, the Company began to consolidate ICE Group’s financial statements commencing with the acquisition. The Company views the acquisition of ICE Group as an integral piece of the Company’s strategy to expand its online game business in China.

On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows (in thousands):

As of May 31, 2010
Tangible assets acquired	$4,091
Identifiable intangible assets	252
Game under development	769
Goodwill	10,258
Liabilities assumed	(8,370)

Total	$7,000

The excess of purchase price over tangible assets, identifiable intangible assets (mainly registered game players and game operating platform) and game under development acquired and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including income approach and replacement cost approach, as appropriate. As of December 31, 2010, no measurement period adjustment had been recorded.

Prior to the acquisition, ICE Group did not prepare its financial statements under accounting principles generally accepted in the United States of America. The Company determined that the cost of reconstructing the financial statements of ICE Group for the periods prior to the acquisition outweighed its benefits. Based on the assessment on all the acquired companies’ financial performance made by the Group, ICE Group on its own or in total is not considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

Total identifiable intangible assets acquired upon consolidation mainly include game operating platform of $221,000, and registered game players of $31,000, which have an estimated weighted average useful life of two years. Total goodwill of $10.3 million primarily represents the expected synergies from combining operations of the Company and ICE Group, which are complementary to each other. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

7. PREPAID AND OTHER CURRENT ASSETS (in thousands):

	As of December 31,
	2009	2010
Shareholder loan to an equity investee	$—	$4,983
Individual income tax paid on behalf of employees	8	2,530
VAT refund receivables	1,026	1,214
Employee advances	1,740	1,104
Others	1,946	2,552

Total	$4,720	$12,383

8. FIXED ASSETS, NET (in thousands):

	As of December 31,
	2009	2010
Office building	$33,370	$34,415
Computer equipment (including servers)	15,457	23,809
Leasehold improvements	7,357	9,906
Office furniture	195	879
Vehicles	140	283

Total	56,519	69,292
Less: accumulated depreciation	(7,341)	(15,633)

Net book value	$49,178	$53,659

The depreciation expense for fixed assets was $2,366, $3,501 and $7,471, respectively, for the years ended December 31, 2008, 2009 and 2010.

9. INTANGIBLE ASSETS, NET (in thousands)

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2010
	Gross			Net
	Carrying	Accumulated		Carrying
Items	Amount	Amortization	Impairment	Amount
Operating rights for licensed games	$8,428	$(1,352)	$(2,016)	$5,060
Computer software	2,454	(371)	—	2,083
Developed technologies	1,077	(144)	(933)	—
Trademarks and domain names	136	(28)	—	108

Total	$12,095	$(1,895)	$(2,949)	$7,251

	As of December 31, 2009
	Gross			Net
	Carrying	Accumulated		Carrying
Items	Amount	Amortization	Impairment	Amount
Operating rights for licensed games	$3,536	$(402)	$—	$3,134
Computer software	104	(68)	—	36
Developed technologies	139	(139)	—	—
Trademarks and domain names	61	(10)	—	51

Total	$3,840	$(619)	$—	$3,221

The amortization expense for intangible assets was $283, $270 and $1,307, respectively, for the years ended December 31, 2008, 2009 and 2010.

As of December 31, 2010, amortization expense of intangible assets for future years is expected to be as follows:

Amortization expense of intangible assets
2011	$1,771
2012	1,836
2013	1,382
2014	1,103
2015	738
Thereafter	421

Total expected amortization expense	$7,251

10. EQUITY INVESTMENTS

In January 2010, AmazGame acquired 30% of the equity interests in Shenzhen Zhou You Network Technology Ltd (“Zhou You”). Zhou You is primarily engaged in the online game development business.

In May 2010, AmazGame, through its wholly-owned subsidiary Yang Fan Jing He, acquired 50% of the equity interests of Shanghai Jingmao and its affiliate. Shanghai Jingmao and its affiliate are principally engaged in the cinema advertising business.

The Company has significant influence over Zhou You, Shanghai Jingmao and its affiliate. Therefore, the equity investments were accounted for using the equity method with the cost allocation as follows:

As of December 31, 2010
Share of net tangible assets acquired	$1,047
Investment - goodwill	4,388
Loss from interests in equity investees recorded in other expense	(1,771)
Foreign exchange translation adjustments	(19)

Carrying amount of equity investments	$3,645

11. GOODWILL (in thousands):

The changes in the carrying value of goodwill are as follows:

Balance as of December 31, 2009
Goodwill	$—
Accumulated impairment losses	—

—

Transactions in 2010
Acquisitions	10,258
Impairment losses	—

Balance as of December 31, 2010	$10,258

12. OTHER ASSETS, NET (in thousands):

	As of December 31,
	2009	2010
Prepayment for an office building	$—	$59,794
Deferred tax assets, net	1,383	2,369
Others	253	420

Total	$1,636	$62,583

In August 2010, Changyou entered into agreements with a property developer for the purchase of an office building to be built in Beijing, which is to serve as Changyou’s headquarters, with an area of approximately 56,200 square meters at a price of approximately $150.0 million. Under the agreement, the property developer is to start construction in the first half of 2011, subject to necessary permits being obtained, and is expected to complete construction and deliver the building to Changyou by the end of 2012. Changyou will pay the purchase price in installments from 2010 to 2012, upon completion of various milestones. As of December 31, 2010, Changyou had paid $59.8 million to the property developer.

13. FAIR VALUE MEASUREMENT, NET (in thousands):

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, receipt in advance, deferred revenue and accrued liabilities. The carrying amount of these financial instruments approximates their fair value. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2010 and 2009:

		Fair value measurement at reporting date using
Items	As of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:
Time deposits	$301,992	$—	$301,992	$—

	$301,992	$—	$301,992	$—

		Fair value measurement at reporting date using
Items	As of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:
Time deposits	$161,097	$—	$161,097	$—

	$161,097	$—	$161,097	$—

14. RECEIPTS IN ADVANCE AND DEFERRED REVENUE (in thousands):

	As of December 31,
	2009	2010
Receipts in advance	$22,182	$21,271
Deferred revenue	8,062	13,238

Total	$30,244	$34,509

15. SHARE-BASED COMPENSATION

Share Awards Granted before Initial Public Offering

Share-based compensation allocated from Sohu

Sohu’s Stock Incentive Plan

The 2000 Stock Incentive Plan of the Company’s ultimate parent company, Sohu.com, provides for the issuance of stock options and restricted stock units to purchase up to 9,500,000 shares of common stock to qualified employees. The maximum term of any issued stock right is ten years from the grant date.

The fair value of each option grant to employees is estimated on the date of grant using the Black-Scholes option pricing model. There was no grant of stock options by Sohu to Changyou during 2008, 2009 or 2010.

A summary of option activity, relating to options held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2010 and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	21	$17.61	5.22	$849
Exercised	(9)	17.68
Forfeited	—

Outstanding at December 31, 2010	12	17.56	4.16	556

Vested at December 31, 2010	12	17.56	4.16	556

Exercisable at December 31, 2010	12	17.56	4.16	556

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2010 of shares of Sohu.com common stock on NASDAQ of $63.49.

The total fair values of options expensed during the years ended December 31, 2008, 2009 and 2010 were $69,000, $95,000 and $nil, respectively. The total intrinsic values of options exercised during the years ended December 31, 2008, 2009 and 2010 were $1,685,000, $474,000 and $383,000, respectively. As of December 31, 2010, there was no unrecognized compensation expense for options because the requisite service periods for the remaining options had been satisfied on or prior to that date.

A summary of restricted stock unit activity, relating to restricted stock units held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2010, and changes during the year then ended, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2010	9	$50.48
Granted	—
Vested	(6)	37.37
Forfeited	(1)	24.07

Unvested at December 31, 2010	2	86.58

Expected to vest thereafter	2	86.58

As of December 31, 2010, there was $40,000 of unrecognized compensation cost related to unvested restricted stock units, net of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 0.7 years. The total fair values of restricted stock units expensed during the years ended December 31, 2008, 2009 and 2010 were $163,000, $163,000 and $116,000, respectively.

The total fair value of vested restricted stock units on their respective vesting dates during the years ended December 31, 2008, 2009 and 2010 were $379,000, $382,000 and $242,000, respectively.

The share-based compensation expense related to Sohu’s senior management who provided services to both Sohu and the Company was included in the operating expense allocation. The stock options and restricted stock units held by Sohu’s senior management were not reflected in the preceding table summarizing option activity and restricted stock unit activity, as they were not employees of the Predecessor Operations. The total fair values of options and restricted stock units expenses relating to Sohu’s senior management allocated to the Group during the years ended December 31, 2008, 2009 and 2010 were $363,000, $nil and $nil, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2008, 2009 and 2010.

The maximum term of any issued stock right under the Sohu 2000 Stock Incentive Plan is ten years from the grant date. The Sohu 2000 Stock Incentive Plan expired on January 24, 2010 and a new plan was adopted on July 2, 2010. As of the expiration date, 9,128,724 shares of common stock had been issued or were subject to issuance upon the vesting and exercise of share options or the vesting and settlement of restricted share units granted under the plan.

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

A summary of restricted shares activity relating to the restricted shares held by the CEO under Changyou’s 2008 Share Incentive Program as of and for the year ended December 31, 2010, is presented below:

Restricted Shares	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2010	6,000	$1.36
Granted	—
Vested	(2,000)	1.36

Unvested at December 31, 2010	4,000	1.36

Expected to vest thereafter	4,000	1.36

Share-based compensation expenses relating to the 8,000,000 restricted shares for the years ended December 31, 2008, 2009 and 2010 were $3.0 million, $2.3 million and $1.2 million, respectively, and recognized in product development expenses. As of December 31, 2010, there was $0.5 million of unrecognized compensation expense related to unvested restricted shares granted to the CEO.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2008, 2009 and 2010 were $nil, $16.0 million and $32.7 million, respectively.

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

A summary of the restricted share units activity as of and for the year ended December 31, 2010, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2010	2,055	$1.98
Granted	—
Vested*	(685)	1.98
Forfeited	(50)	1.98

Unvested at December 31, 2010	1,320	1.98

Expected to vest thereafter	1,320	1.98

*	including 150,000 shares not settled as of December 31, 2010.

Share-based compensation expense relating to the 2,740,000 restricted share units for the year ended December 31, 2009 and 2010 was $4.1 million and $0.9 million, respectively. As of December 31, 2010, there was $0.4 million of unrecognized compensation cost related to unvested Class B restricted share units granted to executive officers other than the CEO and certain key employees.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2008, 2009 and 2010 were $nil, $12.4 million and $11.2 million, respectively.

Share Awards to Other Employees

On February 17, 2009, the Company granted an aggregate of 456,000 Class A restricted share units to certain of its employees. These restricted share units are subject to vesting over a four-year period commencing upon the completion of the listing of the Company’s Class A ordinary shares in an initial public offering. The grant date fair value of the awards was recognized in Changyou’s consolidated statements of operations starting from April 2, 2009, when ADSs representing the Company’s Class A ordinary shares were first listed on the NASDAQ Global Select Market.

A summary of restricted share units activity as of and for the year ended December 31, 2010, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2010	432	$8.00
Granted	—
Vested	(108)	8.00
Forfeited	(42)	8.00

Unvested at December 31, 2010	282	8.00

Expected to vest thereafter	254	8.00

Share-based compensation expense relating to the 456,000 Class A restricted share units for the year ended December 31, 2009 and 2010 was $1.4 million and $1.0 million, respectively. As of December 31, 2010, unrecognized compensation expense related to unvested Class A restricted share units of the Company granted to employees before the initial public offering was $0.9 million.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2008, 2009 and 2010 were $nil, $nil and $1.7 million, respectively.

Share Awards Granted after Initial Public Offering

Share-based compensation to senior management and employees

On April 21, 2009, the Company granted an aggregate of 1,200,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than the CEO. These Class A restricted share units are subject to vesting over a four-year period commencing on April 21, 2009. The fair value as of April 21, 2009, the grant date of restricted share units, was determined based on the Company’ s share price on the grant date.

For the year ended December 31, 2010, we granted an aggregate of 27,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. These Class A restricted share units are subject to vesting over a four-year period commencing on grant dates. The fair values as of grant dates of restricted share units were determined based on the Company’s share price on the grant dates.

A summary of restricted share units activity under the Changyou Stock Incentive Plan as of and for the year ended December 31, 2010 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2010	1,200	$12.41
Granted	27	17.27
Vested	(300)	12.41
Forfeited	(2)	17.08

Unvested at December 31, 2010	925	12.54

Expected to vest thereafter	923	12.53

Share-based compensation expense recognized for restricted share units for the year ended December 31, 2009 and 2010 under Changyou’s Stock Incentive Plan was $5.4 million and $5.3 million, respectively. As of December 31, 2010, there was $4.6 million of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 1.0 years.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2008, 2009 and 2010 were $nil, $nil and $4.9 million, respectively.

Share Awards to Non-Employees

On October 24, 2010, the Company granted an aggregate of 40,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain Sohu employees for their involvement in the provision of certain online game links and advertising services to the Company on Sohu’s websites, including the 17173.com website, under a Marketing Service Agreement between the Company and Sohu.com. These Class A restricted share units are subject to vesting over a four-year period commencing on the grant date. The Company accounted for the Class A restricted share units granted to Sohu employees as share awards granted to non-employees under ASC 505-50. Share-based compensation expense for such restricted share units is recognized upon vesting and the fair value of restricted share units was determined based on the market price of the Company’s ADSs as of the applicable vesting date.

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Fair Value
Unvested at January 1, 2010	—	$—
Granted	40	14.26
Vested	—
Forfeited	—

Unvested at December 31, 2010	40	14.26

Expected to vest thereafter	40	14.26

Share-based compensation expense relating to these 40,000 Class A restricted share units for the year ended December 31, 2010 was $0.1 million.

16. TAXATION

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

Hong Kong

Changyou HK and ICE HK are subject to taxes in Hong Kong at 16.5% for the years ended December 31, 2008, 2009 and 2010.

China

The Company’s subsidiaries and VIEs in China are governed by the Corporate Income Tax Law (“CIT Law”), which became effective on January 1, 2008. Pursuant to the CIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%, certain Advanced and New Technology Enterprises are entitled to a favorable statutory tax rate of 15%, and Software Enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease are qualified as software enterprises, and they would be subject to 0% income tax rate for the full year 2008 and a 50% tax reduction to a rate of 12.5% from fiscal year 2009 to fiscal year 2011. At the initial stage for the application of CIT Law, in accordance with the relevant tax authorities’ administrative requirements, the Company prepaid income taxes at 25% for the first three quarters of 2008, which amounted to $18.9 million as of December 31, 2008. In January 2009, the Company received a full refund of such prepaid income taxes. Gamespace, Guanyou Gamespace, ICE WFOE and Shanghai ICE have been qualified as “software enterprises” and will be entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years.

The license fees and royalties received from licensees in various jurisdictions outside of the PRC are subject to foreign withholding taxes. The Group recognizes such foreign withholding taxes as income tax expense when the related license fee and royalty revenue is recognized.

Under the CIT Law and its implementation rules, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “China-HK Tax Arrangement”) if such holding companies is considered a non-PRC resident enterprises and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend may remain subject to withholding tax rate of 10%. In the fourth quarter of 2008, in preparation for our initial public offering, AmazGame declared a dividend to Changyou HK, its immediate parent company in Hong Kong. We accrued a withholding tax of $5.0 million based on the 5% withholding tax rate. Such $5.0 million withholding tax was paid in the third quarter of 2009, based on the approval of the PRC local tax authority.

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of our Hong Kong subsidiaries is, in the light of Circular 601, to be considered a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual New CIT Law rate of 10%.

The Company decided that its foreign invested enterprises will not distribute any profit arising in year 2010 and beyond to their immediate foreign holding companies and will maintain such cash onshore to reinvest in its PRC operations.

For the years ended December 31, 2008, 2009 and 2010, the Company did not have any interest and penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows (in thousands):

	For the year ended December 31,
	2008	2009	2010
Income before income tax expenses	$116,092	$167,340	$203,082
Income (loss) from foreign entities	(6,382)	(17,336)	(17,860)
Income from PRC entities	122,474	184,676	220,942

Current income tax expense	2,371	22,857	28,209
Deferred tax	(237)	(1,146)	(998)

Income tax expenses applicable to PRC entities	2,134	21,711	27,211

Foreign withholding tax expense	1,022	945	967
Withholding tax for dividend distribution	4,950	—	—

Income tax expense	$8,106	$22,656	$28,178

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2008	2009	2010
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	(26.3)%	(13.1)%	(13.7)%
Effect of withholding taxes	5.1%	0.6%	0.5%
Changes in valuation allowance	3.9%	(0.5)%	2.5%
Other permanent book-tax differences	(0.7)%	1.5%	(0.4)%

Effective CIT rate	7.0%	13.5%	13.9%

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2008	2009	2010
Tax holiday effect	$30,574	$21,852	$27,727
Basic earnings per share	$0.32	$0.22	$0.27

d. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets consist of the following (in thousands):

	As of December 31,
	2009	2010
Deferred tax assets
Net operating loss from operations	$524	$6,750
Intangible assets transfer	2,246	3,782
Accrued salary and benefits	2,084	2,451
Others	362	1,496

Total deferred tax assets	5,216	14,479
Less: Valuation allowance	(3,833)	(12,110)

Net deferred tax assets	$1,383	$2,369

Net deferred tax liabilities	$—	$243

As of December 31, 2009 and 2010, the Group has made a valuation allowance against its deferred tax assets to the extent such deferred tax assets are not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including the Group’s limited operating history and uncertainty as to the success of the Group’s games due to intense competition in the online game industry.

17. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2008, 2009 and 2010, the Group contributed approximately a total of $1,752,000, $4,389,000 and $8,788,000, respectively, to these funds.

18. STATUTORY RESERVES

The Company’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

Pursuant to the China Foreign Investment Enterprises laws, some of the Company’s China-based subsidiaries, which are called wholly foreign-owned enterprises (“WFOEs”), have to make appropriations from their after-tax profit as determined under generally accepted accounting principles in the PRC (the “after-tax-profit under PRC GAAP”) to non-distributable reserve funds, including (i) general reserve fund, (ii) enterprise expansion fund, and (iii) staff bonus and welfare fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as general reserve fund until such appropriations for the fund equal 50% of the paid-in capital of the applicable entity. The appropriation for the other two reserve funds is at the Company’s discretion as determined by the Board of Directors of each entity.

Pursuant to the China Company Laws, some of the Company’s China-based subsidiaries, which are called domestically funded enterprises, as well as the Company’s VIEs, have to make appropriations from their after-tax-profit under PRC GAAP to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equal 50% of the paid-in capital of the applicable entity. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by the Board of Directors of each entity.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.

For the years ended December 31, 2008, 2009 and 2010, profit appropriation to statutory surplus fund was approximately $5,290,000, $nil and $nil, respectively.

19. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2008	2009	2010
Numerator:
Net income	$107,986	$144,684	$174,904
Numerator for basic earnings per share	107,986	144,684	174,904
Numerator for diluted earnings per share	107,986	144,684	174,904
Denominator:
Weighted average basic ordinary shares outstanding—basic	95,000	100,728	103,792
Dilutive effect of restricted share units	—	2,323	2,449

Weighted average number of shares outstanding—diluted	95,000	103,051	106,241

Basic net income per share	$1.14	$1.44	$1.69
Diluted net income per share	$1.14	$1.40	$1.65

20. RELATED PARTY TRANSACTIONS (in thousands)

The table below sets forth the major related parties and their relationships with the Group:

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
Shanghai Jingmao and its affiliates	Equity investees of the Company
Zhou You	An equity investee of the Company

During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows:

	For the year ended December 31,
Transactions with Sohu	2008	2009	2010
Sales and marketing service provided by Sohu	$19,194	$20,094	$10,839
Corporate marketing and general administrative expenses allocated from Sohu	11,321	258	116
Other service provided by Sohu	66	13	—
Interest expense for short-term loan from Sohu	245	104	—

	For the year ended December 31,
Transactions with Zhou You	2008	2009	2010
Royalty fees to Zhou You for a licensed game	$—	$—	$906

As of December 31, 2008, 2009 and 2010, the amounts due to related parties were as follows:

	As of December 31,
	2008	2009	2010
Short-term loan from Sohu	$8,450	$—	$—
Due to Sohu (2008, mainly arising from expenses charged from Sohu for sales and marketing services provided to the Group and an allocation of Sohu’s shared advertising expenses; 2009 and 2010, mainly arising from expenses charged from Sohu for sales and marketing services.)	10,812	5,046	5,155
Due to Zhou You (royalty fees payable to Zhou You)	—	—	453

Short-term loans from Sohu of $8,450 at annual interest rates from 4.8% to 5.05% are for the establishment of AmazGame and working capital for Changyou HK. The loans were repaid in April 2009.

As of December 31, 2008, 2009 and 2010, amounts due from related parties were as follows:

	As of December 31,
	2008	2009	2010
Due from Sohu (mainly arising from customer advances collected by Sohu on behalf of the Group)	$8,535	$340	$312
Shareholder loan to Shanghai Jingmao	—	—	4,983

Shareholder loan to Shanghai Jingmao of $4,983 was interest-free advances for working capital purposes.

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts charged to third parties. Allocations from Sohu are based on a variety of factors and are dependent on the nature of the expenses being allocated. These balances are interest free and settleable on demand.

21. COMMITMENTS AND CONTINGENCIES (in thousands)

The Group has future rental commitments related to its bandwidth leasing charges and office rental:

	Bandwidth leasing	Office rental
2011	$2,450	$1,842
2012	219	854
2013	5	—
2014 and thereafter	—	—

Total minimum payments required	$2,674	$2,696

Rental expenses, including bandwidth leasing charges and office rental, were approximately $2,919, $4,774 and $6,789, respectively, for the years ended December 31, 2008, 2009 and 2010 and were charged to the statement of operations as incurred.

The Group estimated the future capital commitments related to license fees of online games developed by third-parties and construction of office building developed by a third-party as follows:

	License fees of game developed by third-parties	Office building developed by a third-party
2011	$1,374	$59,794
2012	453	29,897
2013 and thereafter	—	—

Total minimum payments required	$1,827	$89,691

Amortization expenses related to license fees of online games for the years ended December 31, 2008, 2009 and 2010 were approximately $233, $250 and $641, respectively.

The Group did not have any other significant capital and other commitments or guarantees as of December 31, 2010.

The Group did not have any interest and penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2010.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the business, financial condition or results of operations.

The Group has not recorded any legal contingencies as of December 31, 2010.

22. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by PRC-based operating entities, such as AmazGame, Gamease, Guanyou, Guanyou Gamespace, Yan Fan Jing He, ICE WFOE and Shanghai ICE, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC-based operating entities are required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 18) prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets as of December 31, 2010. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders.

23. SUBSEQUENT EVENTS

In January 2011, the Company acquired the remaining 50% of the equity in Shanghai Jingmao and its affiliate. Shanghai Jingmao and its affiliate are primarily engaged in cinema advertising in China. The purpose of the acquisition was to secure additional advertising resources for the promotion of the Company’s online games. Following the completion of the transaction, the Company holds 100% of the equity in Shanghai Jingmao and its affiliate and commenced consolidating them in its financial statements starting from February 1, 2011. The Company is still in the process of doing valuation and purchase price allocation.

The Company has performed an evaluation of subsequent events through February 28, 2011, which is the date the financial statements were issued, with no other material events or transactions needing recognition or disclosure found.

24. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of Changyou.com Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Interests in subsidiaries and variable interest entities” and the profit of the subsidiaries is presented as “Share of profit of subsidiaries and variable interest entities” on the statement of operations.

For the VIEs, where the Company is the primary beneficiary, the amount of the Company’s investment is included on the balance sheet as “Interests in subsidiaries and variable interest entities” and the profit or loss of the VIEs is included in “Share of profit of subsidiaries and variable interest entities” in the statement of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2009 and 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2009	2010
	US$	US$
Assets
Current assets:
Cash and bank deposits	36,415	24,614
Prepaid and other receivable	81	64
Due from Sohu	—	30

Total current assets	36,496	24,708
Interests in subsidiaries and variable interest entities	184,723	390,161

Total assets	221,219	414,869

Liabilities and shareholders’ equity
Accrued liabilities	364	518

Total liabilities	364	518

Shareholders’ equity
Class A ordinary shares par value $0.01, 200,000 authorized; 17,860 and 19,428 issued and outstanding as of December 31, 2009 and 2010, respectively.	179	194
Class B ordinary shares par value $0.01, 97,740 authorized; 85,250 and 84,650 issued and outstanding as of December 31, 2009 and 2010, respectively.	852	847
Additional paid-in capital	63,960	72,544
Statutory reserves	5,748	5,748
Retained earnings	149,338	324,242
Accumulated other comprehensive income	778	10,776

Total shareholders’ equity	220,855	414,351

Total liabilities and shareholders’ equity	221,219	414,869

Financial information of Changyou.com Limited

Condensed Statements of Operations

(In thousands)

	For the year ended December 31,
	2008	2009	2010
	US$	US$	US$
Operating expenses:
General and administrative	102	1,788	2,039

Total operating expenses	102	1,788	2,039

Operating loss	(102)	(1,788)	(2,039)
Share of profit of subsidiaries and variable interest entities	108,333	146,576	176,904
Interest (expense) income	(245)	(104)	39

Income before income tax expense	107,986	144,684	174,904

Net income	107,986	144,684	174,904

Condensed Statement of Cash Flows

(In thousands)

	For the year ended December 31,
	2008	2009	2010
	US$	US$	US$
Net cash used in operating activities	—	(1,494)	(1,861)
Cash flows from investing activities:
Investment in subsidiaries	(3,500)	—	—
Dividend received from subsidiaries*	—	87,800	—
Other cash paid relating to investing activities	—	—	(9,940)

Net cash (used in) provided by investing activities	(3,500)	87,800	(9,940)
Cash flows from financing activities:
Short-term loan from Sohu	3,500	—	—
Repayment of short-term loan from Sohu	—	(8,450)	—
Issuance of ordinary shares	—	55,845	—
Dividend paid to Sohu	—	(96,800)	—
Other proceeds relating to financing activities	—	1,087	—
Other cash payments relating to financing activities	—	(1,574)	—

Net cash provided by (used in) financing activities	3,500	(49,892)	—

Net increase (decrease) in cash and cash equivalents	—	36,414	(11,801)

Cash and cash equivalents at beginning of year	1	1	36,415

Cash and cash equivalents at end of year	1	36,415	24,614

*	Cash dividend received from Changyou HK.