Form 20-F
period 2011-12-31
Changyou.com Ltd
filed 2012-02-28
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,733,250 Class A ordinary shares, par value $0.01 per share, and 84,290,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

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

•

“MMOGs” refers to massively multiplayer online games, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. MMORPGs and MMOFPSs are subsets of the MMOG category;

•	“MMORPGs” refers to massively multiplayer online role-playing games.

•	“MMOFPSs” refers to massively multiplayer first-person shooter games.

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the NASDAQ Global Select Market under the symbol “SOHU;”

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

•	“17173 Business” refers to the assets and business operations associated with our online game information portal operated through the 17173.com Website.

•

“TLBB,” “BO,” “BH2,” “ZHYX,” “DHSH,” “DMD,” “LAW,” “IF,” and “SJQY” refer to “Tian Long Ba Bu,” “Blade Online,” “Blade Hero 2,” “Zhong Hua Ying Xiong,” “Da Hua Shui Hu,” “Duke of Mount Deer,” “Legend of Ancient World,” “Immortal Faith,” and “San Jie Qi Yuan,” respectively, which are our MMOGs in operation;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2009, 2010 and 2011 and audited consolidated balance sheets as of December 31, 2010 and 2011.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development, launch and market acceptance of additional MMOGs and Web-based games;

•	our ability to maintain and strengthen our 17173.com Website as a leading game information portal in China;

•	our various initiatives to implement our business strategies to expand our business through organic growth and strategic acquisitions;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online game developers and operators.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheets data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2007 and 2008 and our consolidated balance sheets data as of December 31, 2007, 2008 and 2009 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

As the 17173 Business and Changyou were under common control by Sohu both before and after our acquisition of the 17173 Business on December 15, 2011, the consolidated financial data presented below have been prepared as if we had owned the assets of and operated the 17173 Business throughout the periods presented, and the consolidated financial data for the years ended December 31, 2007, 2008, 2009 and 2010 have been restated accordingly. The consolidated financial data set forth below as of and for each of the years presented may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the 17173 Business if we had owned and operated it throughout those years.

Prior to Sohu’s transfer to us, effective December 1, 2007, of all of the assets and liabilities of Sohu’s MMORPG business unit, the operations of our MMORPGs were carried out by various companies owned or controlled by Sohu.com Inc. Our selected financial statement data set forth below as of December 31, 2007 and for the year then ended have been prepared as if we had been a separate, stand-alone entity throughout that year. Accordingly, our consolidated statement of comprehensive income data for the year ended December 31, 2007 and our consolidated balance sheet data as of December 31, 2007 set forth below include assets, liabilities, revenues, expenses and statements of shareholders’ equity that were directly attributable to our MMORPG business whether held or incurred by Sohu or by Changyou. In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu, only those assets and liabilities transferred to Changyou are included in our consolidated balance sheet data. With respect to costs of operations of the MMORPG business, an allocation of certain general corporate expenses of Sohu which were not directly related to the MMORPG operations and an allocation of certain advertising and other expenses provided by Sohu to Changyou were also included. These allocations were based on a variety of factors depending upon the nature of the expenses being allocated, including revenue, the number of employees and the number of servers. Our statement of comprehensive income data for the year ended December 31, 2007 also include sales and marketing expenses and other costs charged by Sohu. The transactions were measured at the amount of consideration established and agreed to by the related parties.

Our management believes that the assumptions underlying our financial statement data, and the allocations described above, as of and for the year ended December 31, 2007 are reasonable. Such financial statement data as of and for that year, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company prior to December 1, 2007.

	For the Year Ended December 31,
	2007 (As restated)	2008 (As restated)	2009 (As restated)	2010 (As restated)	2011
	($ in thousands, except for share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Online game	42,096	201,845	267,585	327,153	435,512
Online advertising	16,493	27,650	20,617	26,953	38,211
Others	—	—	—	—	10,853

Total revenues	58,589	229,495	288,202	354,106	484,576
Cost of revenues:(1)
Online game	7,317	14,633	17,518	29,852	49,837
Online advertising	2,360	2,759	2,431	3,154	3,892
Others	—	—	—	—	13,783

Total cost of revenues	9,677	17,392	19,949	33,006	67,512

Gross profit	48,912	212,103	268,253	321,100	417,064
Operating expenses:
Product development(1)	7,308	25,139	28,864	39,893	52,238
Sales and marketing(1)	17,063	33,136	36,348	39,211	49,893
General and administrative(1)	4,363	10,476	20,052	19,558	29,684
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	—	—	—	5,420

Total operating expenses	28,734	68,751	85,264	98,662	137,235

Operating profit	20,178	143,352	182,989	222,438	279,829
Interest income	159	1,235	3,391	4,194	11,933
Foreign currency exchange loss	—	—	(12)	(527)	(618)
Interest expense	(61)	(245)	(104)	(39)	(7)
Other income (expense)	570	(276)	159	(1,393)	457

Income before income tax expense	20,846	144,066	186,423	224,673	291,594
Income tax (credit) expense	(30)	8,529	24,205	29,990	43,580

Net income	20,876	135,537	162,218	194,683	248,014

Less: Net income attributable to the mezzanine classified non-controlling interest	—	—	—	—	2,558

Net income attributable to Changyou.com Limited	20,876	135,537	162,218	194,683	245,456

Net income	20,876	135,537	162,218	194,683	248,014
Other comprehensive income: Foreign currency translation adjustment	1,002	1,395	151	10,291	21,867

Comprehensive income	21,878	136,932	162,369	204,974	269,881
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	—	—	2,558

Comprehensive income attributable to Changyou.com Limited	21,878	136,932	162,369	204,974	267,323

Basic net income per share	0.22	1.43	1.61	1.88	2.34
Diluted net income per share	0.22	1.43	1.57	1.83	2.30
Basic net income per ADS	0.44	2.85	3.22	3.75	4.68
Diluted net income per ADS	0.44	2.85	3.15	3.66	4.61

Weighted average number of ordinary shares outstanding, basic	95,000	95,000	100,728	103,792	104,854
Weighted average number of ordinary shares outstanding, diluted	95,000	95,000	103,051	106,239	106,600
Weighted average number of ADS outstanding, basic	47,500	47,500	50,364	51,896	52,427
Weighted average number of ADS outstanding, diluted	47,500	47,500	51,526	53,120	53,300

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2007 (As restated)	2008 (As restated)	2009 (As restated)	2010 (As restated)	2011
	($ in thousands)
Cost of revenues	102	38	356	430	230
Product development	189	4,926	7,419	4,465	2,399
Sales and marketing	84	56	304	569	960
General and administrative	369	525	5,418	4,098	2,528

Selected Consolidated Balance Sheet Data

	As of December 31,
	2007 (As restated)	2008 (As restated)	2009 (As restated)	2010 (As restated)	2011
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	15,490	134,491	226,950	351,027	330,411
Accounts receivable, net	4,886	4,398	8,040	6,743	11,326
Total current assets	29,330	169,814	240,079	371,018	370,907
Fixed assets, net	5,458	9,915	50,014	54,641	68,394
Total assets	54,867	199,906	313,939	528,373	753,073
Receipts in advance and deferred revenue	8,738	22,817	30,452	36,237	51,900
Total current liabilities	45,914	79,063	77,526	100,624	155,496
Long-term liabilities	—	—	—	243	25,462
Mezzanine equity	—	—	—	—	57,254
Total shareholders’ equity	8,953	120,843	236,413	427,506	514,861
Total liabilities, mezzanine equity and shareholders’ equity	54,867	199,906	313,939	528,373	753,073

Risk Factors

Risks Relating to Our Business and Our Industry

Our limited operating history makes evaluating our business and prospects difficult.

We were incorporated on August 6, 2007 in the Cayman Islands as an indirect wholly-owned subsidiary of Sohu.com Inc. On December 1, 2007, Sohu transferred all of its MMORPG business to us. We launched three MMORPGs when we were still a business unit of the Sohu Group, including Knight Online, or KO, in June 2003, BO in October 2004 and TLBB in May 2007, of which KO and BO are licensed games. We terminated the operation of KO in November 2006 when its license expired. TLBB, which we developed in-house, generated a substantial majority of our revenues for the years ended December 31, 2007 to 2011. In January 2011, we completed the acquisition of 100% equity interests in each of Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, and Shanghai Hejin Data Consulting Co., Ltd, or Shanghai Hejin, which primarily engage in the cinema advertising business. On May 11, 2011, we completed the acquisition of 68.258% of the equity interests in Shenzhen 7Road Technology Co., Ltd., or 7Road, a Web-based game company in China, to diversify our business and establish us as one of the leading players in the rapidly expanding Web-based game market in China. On December 15, 2011, we completed the acquisition of the 17173 Business from Sohu. Our limited operating history in the MMOG business and in the newly acquired cinema advertising business, Web-based game business and 17173 Business may not provide a meaningful basis for you to evaluate our business and prospects. Furthermore, as we were a business unit within the Sohu Group prior to our reorganization, our operating history as a separate, stand-alone company is relatively short. Our business strategy has not been proven over time and we cannot be certain that we will be able to successfully expand our MMOG business, Web-based game business, 17173 Business and cinema advertising business.

You should also consider additional risks and uncertainties that may be experienced by early stage companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to our ability to:

•	develop or license new MMOGs and Web-based games that are appealing to game players and meet our expected timetable for launches of new games;

•	raise our brand recognition and game player loyalty;

•	maintain and strengthen our 17173 Business and the leading position of the 17173.com Website among game information portals in China;

•

successfully adapt to an evolving business model, industry trends and an evolving market environment by developing and investing in new business strategies, products, services and technologies, including new games other than MMOGs and Web-based games, such as mobile games and social networking games; and

•

maintain or expand our market efforts to attract more game players to our MMOGs and Web-based games and to the game information portal of our 17173 Business in an increasingly competitive business environment.

We may not be successful in addressing the risks listed above, which may materially and adversely affect our business prospects.

We are not likely to sustain our recent growth rate.

Our revenues have grown significantly in a relatively short period of time. Primarily due to the commercial success of TLBB, our revenues, as restated for 2009 and 2010 to reflect our acquisition of the 17173 Business, grew from $288.2 million for the year ended December 31, 2009 to $354.1 million for the year ended December 31, 2010, and $484.6 million for the year ended December 31, 2011, with the increase in 2011 also being affected by our addition of the game DDTank through our acquisition of a majority interest in 7Road. Our net income attributable to Changyou.com Limited grew from $162.2 million for the year ended December 31, 2009, to $194.7 million for the year ended December 31, 2010 and $245.5 million for the year ended December 31, 2011. We are not likely to sustain similar rates of growth in revenues or income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base, the uncertain level of popularity of our future games, the potential need to expend greater amounts in order to develop or acquire new games, technologies, assets and businesses, and uncertainty as to our ability to integrate such newly acquired games, technologies, assets and businesses. In particular, we expect to experience increases in our costs and expenses as we expand our business domestically and internationally and increase our investment in MMOGs as well as Web-based, mobile and social networking games in order to adapt to industry trends and an evolving market environment. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

We may be adversely affected by the recent global crisis in the financial services and credit markets and European debt crisis.

We rely on the spending of our game players for our revenues, which may in turn depend on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. Following our acquisition of the 17173 Business from Sohu, we began generating revenues from providing online advertising services provided to advertising clients on the 17173.com Website. Expenditures by advertising clients tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. The growth of China’s economy experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%, slowing to as low as 6.2% for the first quarter of 2009. A number of factors contributed to this slowdown, including appreciation of the RMB, which adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the global crisis in the financial services and credit markets that began in 2008 and the on-going European debt crisis, which have resulted and might continue to result in extreme volatility and dislocation of the global capital markets. Although the growth rate of China’s gross domestic product accelerated and reached 11.9% in the first quarter of 2010, the growth rate has since slowed down to 9.6% in the third quarter of 2010 and 9.1% in the third quarter of 2011. It is uncertain whether China’s current economic growth is sustainable and whether the slower growth that China’s economy experienced in 2008 and 2009 could return in the near future.

In addition, it is uncertain how long the global crisis in the financial services and credit markets and the European debt crisis will continue and how much adverse impact it will continue to have on the global economy in general and the economies in China and other jurisdictions where we license or operate our games and operate the 17173 Business. If our game players reduce their spending on playing MMOGs and Web-based games or our advertising clients reduce the amounts they spend on advertising on the 17173.com Website due to such uncertain economic conditions, our revenues and business may be adversely affected.

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

We are party to an agreement with Sohu that limits our ability to enter certain businesses.

We are a party to an Amended and Restated Non-Competition Agreement with Sohu which prohibits us, during the non-competition period, from engaging in certain businesses that Sohu conducted or contemplated conducting as of April 1, 2009, not including the MMORPG business and the 17173 Business. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report. As a result, during such non-competition period, we will not be able to diversify our business into online portal, search, mobile value-added services and other businesses, other than the MMORPG business and the 17173 Business, that Sohu was conducting, or contemplated conducting, as of that date, even if such businesses present growth opportunities for us. In addition, the Amended and Restated Non-Competition Agreement does not prohibit Sohu from engaging in the development and operation of online games other than MMORPGs, even during the non-competition period. Any online games (other than MMORPGs) that we develop and operate that are not prohibited under the Amended and Restated Non-Competition Agreement, may face competition from other online games, including those developed and/or operated by Sohu.

We may not be successful in operating and improving our games to satisfy the changing demands of game players.

We depend on purchase and continual consumption of virtual items by our game players to generate revenues, which in turn depend on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. We provide support for our games and collect game players’ feedback on their game-playing experience in order to resolve any programming flaws or other game operational issues in a timely manner. We also use software and systems to monitor game players’ preferences in order to develop and improve game features and virtual items in a way that is attractive to our game players. We continue to improve our games through regular updates as well as periodic major enhancements using expansion packs. However, we cannot assure you that our efforts will be effective in eliminating program errors associated with our games, satisfying game player demands, or retaining the continued attractiveness of our games. For example:

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

We must introduce new games that can generate additional revenue and diversify our revenue source in order to remain competitive. We have several games in the pipeline, including Tao Yuan, Battlefield Online, Shen Qu and others. We expect to begin open beta testing of Tao Yuan, Battlefield Online and Shen Qu in 2012. We are developing Tao Yuan and Shen Qu in-house and we have licensed Battlefield Online from a third-party developer. We will not generate any meaningful revenue from a game until it enters open beta testing. However, we cannot assure you that we will be able to meet our timetable for new game launches. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, relevant authorities’ approvals and adverse developments in our relationship with the licensors of our new licensed games could result in delayed launching of our new games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB and DDTank, and you should not use TLBB and DDTank as indications of the commercial success of our future games. There are many factors that may adversely affect the popularity of our new games. For example, we may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to recover our product development costs and sales and marketing expenses, which can be significant.

In addition, our new games may attract game players away from our existing games. For example, with our increasingly diversified game portfolio, we cannot assure you that our TLBB and DDTank game players will not be attracted to play other newly launched games instead of TLBB and DDTank. If this occurred, it would decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, which could materially and adversely affect our total revenues.

Our business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. There were four online game companies, Perfect World Co., Ltd., Giant Interactive Group Inc., NetDragon Websoft Inc., Kingsoft Corporation Limited., that successfully listed their shares on NASDAQ, the New York Stock Exchange or the Hong Kong Stock Exchange in the second half of 2007 alone, adding to the previously listed public companies focusing on the online game market in China, such as NetEase.com, Inc., Tencent Holdings Limited and The9 Limited, most of which focus on MMOGs. In September 2009, Shanda Games Limited, which engages in the online game business, was carved out from Shanda Interactive Entertainment Limited and completed an initial public offering on NASDAQ. In 2010, Shenzhen ZQGame Co., Limited listed its shares on the Growth Enterprises Market board of the Shenzhen Stock Exchange in the PRC, becoming the first China-based online game company listed domestically in China. In June, 2011, Taomee Holdings Limited, which focuses on the online game market in China, completed an initial public offering on the New York Stock Exchange, adding another U.S.-listed competitor to us. Moreover, there are many venture-backed private companies focusing on online game development, and MMOG development in particular, further intensifying the competition. Recently, many of our competitors have been aggressively hiring talent for game development, increasing spending on marketing for games, bidding for licenses of games and penetrating into the Web-based game industry. We have also observed that there are some online games operated in China that include similar elements of design and game concepts to those of TLBB, which could have an adverse effect on maintaining the existing user base and the potential for increases in the number of players of TLBB. Increased competition in the online game market may make it difficult for us to retain our existing employees and attract new employees, and to sustain our growth rate. Furthermore, we also face intense competition for cost-effective marketing resources for online games, such as online game-related Websites, which could drive up our marketing costs and decrease the effectiveness of our marketing campaigns.

On December 15, 2011, we completed the acquisition from Sohu of certain assets of the 17173 Business, which derives revenue primarily from providing advertising services to advertisers on the 17173.com Website. Competition for advertising business targeting online game players is intense and is expected to increase significantly in the future. We compete with other game information portals, such as duowan.com, operated by Guangzhou Hua Duo Network Technology Co., Ltd., and game.qq.com, operated by Tencent Holdings Ltd., and other Internet portals, which have, or may over time be able to build, competitive advantages over us in terms of:

•	greater brand recognition among game players and advertising clients;

•	larger user and customer bases;

•	more extensive and well developed marketing and sales networks; and

•	substantially greater financial and technical resources.

If we are unable to enhance our brand recognition, provide quality products and services and meet other difficult technological and business challenges, then our users and advertising clients may become dissatisfied and move to a competitor’s portal for products and services, our user base may decrease and our ability to generate advertising revenues on our 17173.com Website may decline as a result.

In the PRC’s competitive market, we must continue to spend significant resources in research and development, including through acquisitions, to enhance our technology and our existing games, advertising and other services, and introduce new game products and services, including games other than the MMOGs and Web-based games, such as mobile games and social networking games, in order for us to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If our products and services are not responsive to the needs of our game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if our competitors are more successful than we are in developing compelling products or in attracting and retaining game players and advertisers, we may not be able to recoup such expenditures.

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

Our cinema advertising business has generated losses and we may not be able to maintain or expand the revenue that we receive from cinema advertising services.

Our cinema advertising business was not profitable for the year ended December 31, 2011. Our cinema advertising services revenue is generated through our wholly-owned subsidiary Shanghai Jingmao and its affiliates. Shanghai Jingmao enters into cinema advertising service contracts with advertisers to provide advertisements on pre-movie advertising slots in movie theatres. We receive the cinema advertising rights for such pre-movie advertising slots under separate contracts between Shanghai Jingmao and various theatres and film production companies. We cannot assure you that we will be able to develop, maintain or expand the types of relationships with movie theatres and film production companies that will permit us to receive or preserve our existing rights or obtain any additional rights to pre-movie advertisement slots. Any failure to develop, maintain or expand such relationships could prevent us from increasing our cinema advertising revenues and prevent the business from becoming profitable or result in a decrease in our cinema advertising revenues.

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

We generate all of our online game revenues under the item-based revenue model, which has a short history of commercial application and presents risks related to consumer preferences and regulatory restrictions.

When we first launched BO in October 2004, it generated revenue under the time-based revenue model. Currently, we operate all of our games, including both MMOGs and Web-based games, under the item-based revenue model. Under this revenue model, our game players are free to play the games for an unlimited amount of time, but are charged for the purchases of certain virtual items. We currently expect that a substantial majority of our online game revenues, including revenues from all of our current pipeline games, will continually be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design virtual items so as to incentivize game player to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. Although the item-based revenue model is currently a prevalent revenue model for MMOGs in China, it does not have a long history of proven commercial application. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount of purchase by individual game player. A revenue model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will continue to be commercially successful, or that we will not in the future need to change our revenue model back to the time-based revenue model or to a new revenue model. Any change in revenue model could result in disruption of our game operations and decrease in the number of our game players.

We rely on data recorded in our billing systems for online game revenue recognition and tracking of game players’ consumption patterns of virtual items. If our billing systems fail to operate effectively, it will not only affect the completeness and accuracy of our revenue recognition, but also our ability to design and improve virtual items that appeal to game players.

Our MMOG operations revenues are collected through the sale of our prepaid game cards or online direct sale of game points. However, we do not recognize revenues when our prepaid game card or game points are sold. Rather, our revenues are recognized when the virtual items purchased by our game players are consumed. For consumable virtual items, including those with a predetermined expiration time, revenues are recognized as they are consumed, and for perpetual virtual items, revenues are recognized over their estimated lives. We rely on our billing systems to capture the purchase and consumption of the virtual items by our game players. If our billing systems fail to accurately record the purchase and consumption information of the virtual items, we may not be able to accurately recognize our revenues. In addition, various factors affect the estimated lives of perpetual virtual items, such as the average period that game players typically play our games and other game player behavior patterns, the acceptance and popularity of expansion packs, promotional events launched and market conditions, and we rely on our billing systems to capture such historical game player behavior patterns and other information. If such information is not accurately recorded, or if we do not have sufficient information due to our short operating history of TLBB, we will not be able to accurately estimate the lives of the perpetual virtual items, which will also affect our ability to accurately recognize our revenues from such perpetual virtual items. Therefore, if our billing systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of data would be compromised, which could materially and adversely affect our revenue recognition and the completeness and accuracy of our recognized revenues, resulting in possible restatement of our financial statements and loss of investors’ confidence in us.

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

The online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Any new technologies and new standards may require increases in expenditures for MMOG or Web-based game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace. As a result, our business prospects and results of operations could be materially and adversely affected.

Our business may be materially harmed if our games are not featured in a sufficient number of Internet cafés in China.

A substantial number of game players access our games through Internet cafés in China. Due to limited hardware capacity, Internet cafés generally feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a nationwide suspension of approval for the establishment of new Internet cafés in 2007, and the restrictions and control on the total number of Internet cafés nationwide by the Ministry of Culture, or MOC, thereafter. We take steps to ensure that our games are featured in a sufficient number of Internet cafés, including maintaining good relationships with Internet café operators, requiring our distributors to maintain a sales presence in a large number of Internet cafés, conducting periodical promotional activities in select Internet cafés, and other general sales and marketing efforts. If we fail to maintain good relationships with Internet café operators, or if we and/or our distributors fail to successfully persuade Internet cafés to feature our games, our revenues may be materially and adversely affected.

Following our acquisition of the 17173 Business, we will depend on online advertising for a portion of our revenues; the online advertisement market includes many uncertainties, which could cause our advertising revenues to fail to grow or to decline.

On December 15, 2011, we completed the acquisition from Sohu of certain of the assets of the 17173 Business, which derives revenue primarily from providing advertising services to advertisers on the 17173.com Website. For the year ended December 31, 2011, online advertising revenues from the 17173 Business were $38.2 million, representing 7.9% of our total revenues for the year. Our ability to maintain or grow advertising revenues from the 17173 Business may be adversely affected by any of the following risk factors:

•

The online advertising market is new and rapidly evolving, particularly in China. As a result, many of our current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budget to Internet-based advertising.

•	Changes in government policy could restrict or curtail our online advertising services.

•	Advertising clients may adopt new methods and strategies other than online advertising to promote their brand and therefore our advertising revenue would be negatively affected.

•

Prior to our acquisition of the 17173 Business, Sohu provided advertising services on the 17173.com Website to advertising clients which consist primarily of our competitors in the online game business. Following our acquisition of the 17173 Business, those existing advertising clients who are our competitors in the online game business may reduce their use of, or choose not to continue to use, our advertising services and we may not be able to attract new advertising clients which are our competitors to use our advertising services on the 17173.com Website.

•

The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general, or through our portals.

In addition, our ability to generate and maintain significant online advertising revenues will also depend upon:

•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;

•	the acceptance of online advertisement as an effective way for business marketing by advertising clients;

•	the effectiveness of our advertising delivery, tracking and reporting systems; and

•	resistance from existing or potential customers to online advertising prices.

Following our acquisition of the 17173 Business, we rely on advertising agencies to sell our online advertising services. If current trends of consolidation of advertising agencies in the Chinese market continue, the bargaining power of the large advertising agencies resulting from such consolidation may permit them to require that we pay higher sales rebates, which would adversely affect our gross margin.

Most of the online advertising services of the 17173 Business are distributed by, and most of the online advertising revenues of the 17173 Business are derived from, advertising agencies. In 2011, for example, we engaged four advertising agencies, which contributed approximately 90% of the online advertising revenues of the 17173 Business. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect our online advertising growth as we book our online advertising revenue netted off our sales rebates to advertising agencies.

The expansion of Internet advertisement blocking software may result in a decrease of advertising revenues.

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. The expansion of advertisement blocking on the Internet may decrease the revenues we will be able to derive from the 17173 Business because, when an advertisement is blocked, it is not downloaded from the server. As a result, such advertisements will not be tracked as delivered advertisements. In addition, advertisers may choose not to advertise on the Internet or on our Websites because of the use by third parties of Internet advertisement blocking software.

Our marketing and promotion have benefited significantly from our association with Sohu. Any negative development in Sohu’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our games.

We are a majority owned subsidiary of Sohu and expect to continue to be part of the Sohu Group, as Sohu is expected to remain our controlling shareholder. We have benefited, and expect to continue to benefit, significantly from Sohu in marketing our games and the 17173 Business. For example, we have benefited from Sohu’s large user base by marketing and advertising across Sohu’s domains and using the Sohu Group’s single-user ID system, which provides Sohu’s registered users easy access to our games. We and Sohu have entered into a services agreement and an online links and advertising agreement, pursuant to which Sohu provides links and advertising space on Sohu’s Websites and related technical support to us in connection with our operation and promotion of the 17173 Business. We also benefit from Sohu’s strong brand recognition in China, which has provided us credibility and a broad marketing reach.

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

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and other intellectual property as critical to our success. In particular, we have spent a significant amount of time and resources in developing TLBB and DMD. Our ability to protect our proprietary rights in connection with TLBB and DMD is critical for the success of these games and our overall financial performance. We have registered software in China for copyright protection and we have taken various measures to protect our source codes, including confidentiality agreements and segregation of source codes, so that only our Chief Technology Officer has access to the entire source codes for any of our games. We have applied for registration of 451 trademarks in the PRC, including those related to our company name and our MMOGs and Web-based games. We have obtained a trademark registration certificate in the PRC relating to TLBB. We have also applied for 117 trademarks in countries and regions such as Taiwan, the United States, Europe, Malaysia, Turkey and Vietnam relating to our company name, our MMOGs and our Web-based games. We have obtained four trademarks relating to TLBB in Taiwan and two and three trademarks relating to DMD in Taiwan and Japan, respectively. In addition, we have obtained six trademarks in the European Union relating to TLBB. However, we may not succeed in obtaining trademarks that we have applied for, including any trademarks relating to our games TLBB and DMD. Any failure to register trademarks in any country or region may limit our ability to protect our rights in such country or region under relevant trademark laws, and we may even need to change the name or the relevant trademark in certain cases, which may adversely affect our branding and marketing efforts.

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

We may not have exclusive rights over trademarks that are crucial to our business, including but not limited to TLBB, Blade Online, Changyou.com, DMD, cyou.com, TL logos, DDTank and 17173.

We have applied for initial registration, and/or change of the registrations relating to transfer of our key trademarks in the PRC, including but not limited to TLBB, Blade Online, ChangYou.com, DMD, cyou.com, TL logos, DDTank and 17173 and their corresponding Chinese version marks, so as to establish and protect our exclusive rights to the marks. We have succeeded in registering the trademarks TLBB, ChangYou.com, cyou.com, TL logos and DDTank in the PRC under certain classes. The applications for initial registration, and/or change of the registrations relating to transfer, of the other marks and/or of some marks under other classes are still under examination by the Trademark Office of the PRC. Completion of the initial registration, and/or change of the registration relating to any such transfer, is subject to the Trademark Office of the PRC’s determination that there are no prior rights in the PRC. Any rejection of these applications could adversely affect our rights to these marks.

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

Online payment systems in China are in a developmental stage and are not as widely available to or accepted by consumers in China as they are in the United States. We rely heavily on a physical distribution network composed of third-party distributors to cover a network of retail outlets across China for the sales of our prepaid game cards to our game players. As a result, our revenues could be adversely affected by the under-performance of our distributors, such as the failure to meet minimum sales or penetration targets or the failure to establish an extensive retail network. We generally sign one-year agreements with our distributors. We may not continue to maintain favorable relationships with them. In addition, our distributors may violate our distribution agreements. Such violations may include, among other things, their:

•	failure to maintain minimum price levels for our prepaid game cards in accordance with our distribution agreements;

•	failure to properly promote our MMOGs in local Internet cafés and other important outlets, or cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our prepaid game cards outside their designated territories.

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

Currently, we directly sell a substantial portion of virtual prepaid game cards and game points to our game players through third-party online payment platforms. In all these online transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential if we are to maintain our consumers’ confidence in us. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems. As a result, the risk of associated online crime will increase as well. Our current security measures and those of the third parties with whom we transact business may not be adequate. We must be prepared to increase our security measures and efforts so that our game players have confidence in the reliability of the online payment systems that we use, which will require us to incur additional expense and such increased security measures may still not make our platforms completely safe. In addition, we do not have control over the security measures of our third-party online payment vendors. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

Breaches in the security of our server network could cause disruptions in our service, facilitate piracy of our intellectual property, or compromise confidential information of our game players.

We store on our servers and transmit over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of our business or is highly confidential information concerning our business and our game players. In addition, the expansion of our business, our planned increase in the portion of our business devoted to Web-based game and our need to comply with PRC regulations requiring real-name registration of our game players are all likely to cause the amount of personal data concerning our game players that is transmitted over our networks to increase over time. While we believe that measures we take to preserve the security of our networks are effective, any breaches of our network by hackers could cause severe disruptions in our service, allow piracy of the source code used in the operation of our games and allow pirated versions of our games to enter the marketplace, or result in the release of confidential personal or financial information of our game players, any of which could have an adverse impact on our business, our revenues, and our reputation among game players. In order to minimize the likelihood of such breaches as our business expands and the amount of confidential and sensitive data increases, we expect that we will need to expend considerable resources to maintain and enhance the effectiveness of our security systems.

We may be subject to, and may expend significant resources in defending against claims, regarding the content and services we provide over all of our Websites.

As our services may be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or based on the nature and content of such information. Furthermore, we could be subject to claims for the online activities of our visitors and incur significant costs in our defense. In the past, claims regarding the nature and content of information that was posted online by visitors have been made in the United States against companies that provide online services. We do not carry any liability insurance against such risks.

We could be exposed to liability for the selection of listings that may be accessible through our Websites or through content and materials that our visitors may post in classifieds, message boards, chat rooms or other interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information.

We are dependent upon our existing management, our key development personnel and our qualified technical personnel, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and our key development personnel, such as our Chief Executive Officer, Tao Wang, who has been instrumental in the development of TLBB and DMD, our Chief Technology Officer, Xiaojian Hong, our President and Chief Operating Officer, Dewen Chen, and our Chief Financial Officer, Alex Ho. If one or more of our executive officers or key development personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as suppliers. These executive officers and key employees could develop and operate games that could compete with and take game players away from our existing and future games. Each of our executive officers and key personnel has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers or key employees and us, these non-competition provisions may not be enforceable in China.

We are rapidly expanding our business and need to hire a significant number of new employees. If we are unable to attract a sufficient number of qualified new employees or retain our existing employees, our business prospects may be materially and adversely affected.

As we are in the early stages of our development and our business is growing rapidly, we have needed, and expect to continue to need, to increase the number of our employees, including senior-level executives, experienced project managers, game development personnel and game operation professionals. The number of our employees increased 45.5% between the end of 2010 and the end of 2011. Our industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and we may not be able to attract a sufficient number of additional qualified new employees or retain existing employees to meet the growth of our business, in which case our growth strategy and our business prospects could be materially and adversely affected.

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

We currently license TLBB and DDTank to third-party operators in regions outside of China, including Taiwan, Hong Kong, Vietnam, Malaysia, and certain other countries. Pursuant to our strategy, we plan to continue to license TLBB and other future games in these and other overseas markets. We have expanded our direct MMOG operations to select markets, such as the United States, the United Kingdom, Malaysia and Korea, and expect to expand our direct MMOG operations (through local wholly-owned subsidiaries) to other overseas markets. Identifying appropriate overseas markets, negotiating with potential third-party licensees and managing our relationships with our licensees all require substantial management effort and skills and the incurrence of additional expenditures. Licensing games, or operating them directly overseas, also requires translation of our games to the local language of the overseas market in which we plan to license or operate, and may require customization as well, both of which require additional costs and expenses. Furthermore, there are additional risks in connection with the licensing or direct operation of our games overseas, including:

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

•	difficulties in maintaining the reputation of our company and our games, when our games are operated by licensees in the overseas markets pursuant to their own standards;

•	difficulties in managing our overseas employees when we operate our games directly overseas;

•	changes in the political, regulatory or economic conditions in a foreign country or region, or public policies toward online games;

•	fluctuations in currency exchange rate;

•	difficulties in verifying revenues generated from our games by our licensees for purposes of determining the royalties to us;

•	difficulties in protecting our intellectual property;

•	exposure to different regulatory systems governing the protection of intellectual property and the regulation of online games, the Internet and the export of technology;

•	the risk that the regulatory authorities in foreign countries or administrative regions may impose withholding taxes, or place restriction on repatriation of our profits; and

•	inherent difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems.

If we are unable to manage these risks effectively, our ability to license or operate directly our games overseas may be impaired, which may materially and adversely affect our future growth, financial condition and results of operations.

Recent and potential future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business.

We have made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the Chinese online game market and expand our business domestically and internationally. Recent and future acquisitions or strategic alliances may expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business. In addition, acquired businesses may not perform to our expectations for various reasons, including the loss of key personnel or key clients, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired technologies, businesses and assets or realize the expected benefits, we may not receive a return on our investment and our transaction costs for such acquisitions, and our business and operations may be adversely affected.

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

The online game industry, from which we derive substantially all of our revenues, is a relatively new and evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

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

There is no assurance that online games, in particular MMOGs and Web-based games, will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMOGs and Web-based games that we operate, will likely adversely affect our business and prospects.

The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players and advertising clients in the future, depend upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

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

The penetration rate for personal computers in China is significantly lower than it is in the United States and other developed countries. Furthermore, the cost of Internet access is still relatively high as compared to other developed countries. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, there may be increases in Internet access fees or telecommunication fees in China. If that happens, the number of our game players may decrease and the growth of our game player base may be materially impacted. Slow growth of, or a decrease in, the traffic on the 17173.com Website may also cause our advertising clients to reduce their use of our online advertising services, which would have a negative impact on our online advertising revenues.

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

Risks Related to Our Structure and Regulations

If the PRC government determines that the VIE structure for operating our business does not comply with PRC government restrictions on foreign investment in the online game industry and the online advertisement industry, we could face severe penalties.

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in telecommunication services, including operating online games and providing online advertisements. Because of these restrictions, our operation of MMOGs, Web-based game businesses in the PRC are conducted through our variable interest entities, or VIEs, which include Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, and Shenzhen 7Road Technology Co., Ltd., or 7Road, which is a majority-owned subsidiary of Gamease. The current shareholders of Gamease and Guanyou Gamespace are Tao Wang, our Chief Executive Officer, and Dewen Chen, our President and Chief Operating Officer, who hold 60% and 40%, respectively, of each of these entities. The two employees who are the shareholders of Shanghai ICE are Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. Our VIE Gamease currently holds 68.258% of 7Road. All of the nominee shareholders of those VIEs are PRC citizens. Gamease and its majority-owned subsidiary 7Road are effectively controlled by Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame; Guanyou Gamespace and Shanghai ICE are effectively controlled by Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, and ICE Information Technology (Shanghai) Co., Ltd, or ICE Information, respectively, all of which are PRC companies and our indirect wholly-owned subsidiaries, through a series of contractual arrangements. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

The Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services issued by MIIT in July 2006, or the MIIT Circular, reiterated restrictions on foreign investment in telecommunications businesses. Under the MIIT Circular, a domestic company that holds a license for the provision of Internet information service, or an ICP license, or a license to conduct any value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Furthermore, trademarks and domain names that are used in a value-added telecommunications business must be owned by the local ICP license holder. The MIIT Circular further requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT Circular might have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

On September 28, 2009, the General Administration of Press and Publication, or GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. It is unclear whether the GAPP will deem our VIE structure to be such an “indirect means” for foreign investors to exercise control over or participate in the operation of domestic online game businesses. If our VIE structure were deemed to be such an “indirect means” under the GAPP Notice, our VIE structure might be challenged by the GAPP authorities.

In August 2011, the Ministry of Commerce, or the MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated on February 3, 2011. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. Under these circulars and rules, a security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game business or our online advertising business falls into the scope subject to security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to the MOFCOM for a security review. As we have already obtained “de facto control” over our VIEs prior to the effectiveness of these circulars, we do not believe we are required to submit our existing contractual arrangement to the MOFCOM for a security review. However, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, there is no assurance that the MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

If we were found to be in violation of any existing or future PRC laws, regulations or notices, including the MIIT Circular, the GAPP Notice and the MOFCOM Security Review Rules, regulatory authorities with jurisdiction over the licensing and operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of Gamease, Guanyou Gamespace, Shanghai ICE, 7Road, AmazGame, Gamespace and/or ICE Information, requiring us to restructure the relevant ownership structure or operations, or requiring us to discontinue all or any portion of our game operations. Any of these actions could cause significant disruption to our business operations and have a materially adverse impact on our cash flows, financial position and operating performance.

Our contractual arrangements with the VIEs and their shareholders may not be as effective in providing control over the VIEs as direct ownership of the VIEs and the shareholders of the VIEs may have potential conflicts of interest with us.

We have no ownership interest in Gamease, 7Road, Guanyou Gamespace, or Shanghai ICE, and we conduct substantially all of our operations and generate substantially all of our revenues through contractual arrangements that our subsidiaries AmazGame, Gamespace and ICE Information had entered into with Gamease, Guanyou Gamespace, Shanghai ICE and their shareholders, respectively, and such contractual arrangements are designed to provide us with effective control over Gamease, Guanyou Gamespace and Shanghai ICE and, through Gamease, 7Road. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. We depend on Gamease, 7Road, Guanyou Gamespace, and Shanghai ICE to hold and maintain certain licenses and permits necessary for our online game business and the 17173 Business. Gamease, 7Road, Guanyou Gamespace and Shanghai ICE collectively own all of the necessary intellectual property, facilities and other assets relating to the operation of our online games and the 17173 Business, and employ personnel for the operations and distribution of our games and the operation of the 17173 business, that are not owned or employed directly by our subsidiaries.

These contractual arrangements may not be as effective in providing us with control over Gamease, Guanyou Gamespace, Shanghai ICE and, through Gamease, 7Road as direct ownership. If we had direct ownership of Gamease, 7Road, Guanyou Gamespace and Shanghai ICE, we would be able to exercise our rights as a shareholder to effect changes in their Boards of Directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of Gamease, Guanyou Gamespace and Shanghai ICE and, through Gamease, 7Road, which exposes us to the risk of potential breach of contract by the shareholders of Gamease, Guanyou Gamespace, and Shanghai ICE. In addition, as each of Gamease, Guanyou Gamespace and Shanghai ICE is jointly owned by its respective shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

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

Under the contractual arrangements with the VIEs and their shareholders, no shareholder or group of shareholders of any of our VIEs has the ability to unilaterally terminate any of the agreements between the VIEs in which they hold shares and the corresponding WFOEs. However, (i) the shareholders have a termination right under the loan agreements if the corresponding WFOE engages in gross negligence, fraud or other material illegal actions or if the corresponding WFOE’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities and (ii) the shareholders have a termination right under the equity purchase right agreements if the corresponding VIE’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities. We consider the possibility to be remote that any of such circumstances would occur.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Gamease, Guanyou Gamespace, Shanghai ICE and 7Road, and our ability to conduct our business may be materially and adversely affected.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with any of Gamease, Guanyou Gamespace or Shanghai ICE were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Gamease, Guanyou Gamespace or Shanghai ICE, which could adversely affect us by (i) increasing the tax liability of Gamease, Guanyou Gamespace or Shanghai ICE without reducing the tax liability of AmazGame, Gamespace or ICE Information, which could further result in interest being levied to us for underpaid taxes; or (ii) limiting the ability of Gamease, Guanyou Gamespace, Shanghai ICE, AmazGame, Gamespace and/or ICE Information to maintain preferential tax treatments and other financial incentives. If for any reason we need to cause the transfer of any of the shareholders’ shares in any of Gamease, Guanyou Gamespace or Shanghai ICE to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

Substantially all of our revenues are generated through Gamease (including indirectly from 7Road), Guanyou Gamespace and Shanghai ICE, our VIEs, and we rely on payments made by Gamease, Guanyou Gamespace, Shanghai ICE to AmazGame, Gamespace and ICE Information, our subsidiaries, pursuant to contractual arrangements to transfer any such revenues to AmazGame, Gamespace and ICE Information. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders and ADS holders.

We conduct substantially all of our operations through Gamease (including through Gamease’s majority interest in 7Road), Guanyou Gamespace and Shanghai ICE, our VIEs, which generate substantially all of our revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, each of AmazGame, Gamespace and ICE Information, our subsidiaries in China, entered into a number of contracts with its corresponding VIE, pursuant to which the VIE pays the PRC subsidiary for certain services that the PRC subsidiary provides to the VIE. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VATs, which effectively reduce the amount that we receive from the VIEs. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from the VIEs or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our ability to pay dividends to our shareholders and ADS holders.

Internet publishing licenses are required under PRC regulations for the games that we currently operate or plan to launch in the future. We have historically operated, and continue to operate, certain of our games through the publishing licenses of unrelated third parties. If the GAPP challenges the commercial operation of certain of our games, through such third-party publishing licenses, or if we fail to obtain necessary licenses to commercially operate certain of our games, we may be subject to various penalties, including restrictions on our operations.

Pursuant to PRC regulations issued by the GAPP and the MIIT relating to the regulation of online publication, an online game operator needs to obtain an Internet publishing license and each game in operation needs to be granted a publishing number in order to directly make its online games publicly available in the PRC, as operating online games is deemed to be an online publishing activity. Our games TLBB, BO, BH2, SJQY, and DDTank and certain of our licensed games were historically granted publishing numbers and published through third parties that were licensed electronic publishing entities, because Gamease, Shanghai ICE and 7Road, the operators of those games, had not obtained Internet publishing licenses at the time those games were made publicly available. As our VIE Shanghai ICE is still in the process of applying for an Internet publishing license and some publication agreements between third parties and our VIEs which have obtained Internet publishing licenses have not expired, some of our games continue to be published through such third parties. See “Regulations—Online Games and Cultural Products” in Item 4 of this annual report. The current PRC regulations are not clear as to the consequence of obtaining publishing numbers through third party electronic publishing entities and operating without an Internet publishing license. We have made oral inquiries with the officials at the GAPP and have been informed that the GAPP is aware of and does not object to such practice, so long as the applications for the Internet publishing licenses have been filed with the GAPP. However, in the view of the lack of formal interpretation regarding this issue, our current and past practices might later be challenged by the GAPP, which could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

If we are found to be in violation of current or future PRC laws, rules or regulations regarding Internet-related services and telecom-related activities, we could be subject to severe penalties.

The PRC has enacted regulations that apply to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information and content, online games, and online advertising services.

Under the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks issued by the State Administration for Radio, Film and Television, or the SARFT, which came into effect on October 11, 2004, Websites authorized to disseminate news must apply to the SARFT to obtain a Permit for the Network Transmission of Audiovisual Programs in order to disseminate streaming video online. In addition, on April 1, 2010, SARFT issued the Catalogue of Classification of Internet Audio-Video Program Services (Trial), pursuant to which the business of providing public program searching and watching services through the Internet to the public is classified as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. Our online video services offered on the 17173.com Website are operated by Guanyou Gamespace through a permit held by Beijing Sohu Internet Information Service Co., Ltd, which is a VIE of Sohu, and Guanyou Gamespace has not yet been granted such a permit directly. If the video services conducted by Guanyou Gamespace are later challenged by the SARFT, we may be subject to severe penalties, including fines, or the suspension of our video services or even our operations. If we are ordered to suspend the video services provided under 17173.com Website, our user traffic will be reduced and therefore our revenues derived from online advertising will be negatively affected. In addition, Guanyou Gamespace is in the process of renewing its ICP license and Online Culture Operating Permit to include the 17173 Business. Although we believe that the risk of such license and permit not being renewed is remote, if Guanyou Gamespace is unable to obtain such renewals, we may not be allowed to continue the operation of the 17173 Business or be subject to severe penalties.

In addition, the PRC government may promulgate new laws, rules or regulations at any time. If current or future laws, rules or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or our business operations, our business could be severely impaired and we could be subject to severe penalties.

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

As these regulations are subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as an MMOG developer and operator, a developer and operator (through licensees) of Web-based game and an operator of the 17173 Business. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our Websites, or content generated or placed on our Websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

We may be subject to the PRC government’s ongoing crackdown on Internet pornographic content.

The Chinese government has stringent regulations on online pornographic information and has launched several crackdowns on Internet pornography in the last year. On December 4, 2009, the MIIT and other three government authorities jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media, or the Anti-Pornography Notice, to further crackdown on online pornography. Pursuant to this Anti-Pornography Notice, rewards of up to RMB10,000 will be provided to Internet users who report Websites that feature pornography and a committee has been established by the MIIT to review such reports to determine an appropriate award. We attempt to delete from our relevant channels and communities all Web pages containing material that might be deemed to be pornographic or vulgar under the Anti-Pornography Notice. In addition, we have strengthened our internal censorship and supervision of links and content uploaded by users. We have not, to date, received any penalty from the PRC government in this regard. However, there is no assurance that content considered pornographic or vulgar by PRC government agencies will not appear in the future. In the event that we are accused by the government of hosting pornographic or vulgar content, our reputation could be adversely affected.

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

Our online game operations may be adversely affected by implementation of new anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT issued a notice, or the Anti-Fatigue Notice, requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. The anti-fatigue system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our business could be materially and adversely affected.

On July 1, 2011, eight PRC government authorities, including the GAPP, the Ministry of Education, MIIT and five others, promulgated a further notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice provides more stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, or the Real-name Registration Notice. The Real-name Registration Notice further increases our operations risks, as we will be required to spend more resources on real-name verification and anti-fatigue systems, which will lead to an increase in operation costs. In addition, the amount of time that minors will be able to spend playing online games such as ours will be further limited, which can be expected to lead to a reduction in our revenues. Furthermore, if we are found to be violating the Real-name Registration Notice, we may be required to suspend or discontinue our online game operations.

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

Restrictions on virtual currency may adversely affect our online game revenues.

Our online game revenues are collected through the sale of our prepaid cards or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, jointly issued by the MOC, the People’s Bank of China, or PBOC, and certain other relevant government authorities on February 15, 2007, directs the PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. The Internet Cafés Notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency should only be used to purchase virtual items. On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. In the Virtual Currency Notice, the authorities for the first time define “Virtual Currency” as a type of virtual exchange instrument issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Virtual Currency Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from simultaneously engaging both as issuers and as trading platforms. Most importantly, one of the Virtual Currency Notice’s stated intended objectives is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. Specifically, the Virtual Currency Notice provides that online game operators are required to report the total amount of their issued virtual currencies on a quarterly basis and game operators are prohibited from issuing disproportionate amounts of virtual currencies in order to generate revenues. In addition, the Virtual Currency Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are strictly prohibited from providing lucky draws or lotteries which are conducted on the condition that participants contribute cash or virtual currencies in exchange for game props or virtual currencies. The Virtual Currency Notice also places potentially burdensome obligations on online game operators, including a requirement that operators keep transaction data records for no less than 180 days and a prohibition on operators’ providing virtual currency trading services to minors. In order to comply with the requirements of the Virtual Currency Notice, it may be necessary for us to change our virtual currency distribution channel, and our business model may be affected accordingly and we may put more efforts in consummating our database so as to keep users’ information longer. These restrictions may result in higher costs of our online game operation and lower sales of our prepaid cards or game points, which may have an adverse effect on our online game revenue.

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we operate our MMOGs and Web-based games or license our MMOGs and Web-based games to third parties.

Currently, most of our game players in China are young males, many of whom are students. Due to a relatively high degree of game player loyalty to MMOGs or Web-based games, easy access to personal computers and Internet cafés, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and taking rest, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.” The PRC government has also begun to tighten its regulations on Internet cafés, currently one of the primary places where online games are played, including limiting the issuance of Internet café operating licenses and imposing higher capital and facility requirements for the establishment of Internet cafés. See “—The PRC government has begun to tighten its regulation of Internet cafés, which are currently one of the primary places where our games are played. Stricter government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and our game player base.”

Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as the game players’ access to online games. For example, in January 2011, the MIIT and six other central government authorities jointly issued the Monitor System Circular under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and are required to monitor the activities of the minors and suspend the accounts of minors if so requested by their parents or guardians. We believe stricter government regulations, such as regulations imposing stricter age and hour limits on Internet cafés, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, or extending anti-fatigue-related regulations to adults, could be implemented in the future. Such adverse public opinion and tightened government regulations could materially and adversely affect our business prospects and our ability to maintain or increase revenues.

In addition, the PRC State Administration of Taxation previously announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.

Moreover, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we license or operate our games, which could materially and adversely affect our revenues.

The laws and regulations governing the online game industry in China are evolving and subject to future changes. We may fail to obtain or maintain all applicable permits and approvals.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP, the MOC and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to operate our online games. For example, as an online game operator in China, we must obtain an Online Cultural Operating Permit from the MOC and an Internet publishing license from the GAPP in order to distribute games through the Internet and, under the GAPP Notice, we must also obtain additional approval from the GAPP for any upgrade, expansion pack or new version of any existing game that has previously been approved by the GAPP. If we fail to maintain any of our permits or approvals or to apply for permits and approvals on a timely basis, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry. For example, there is ambiguity on the regulatory authority and responsibilities between the GAPP and the MOC in regulating online games and, as a result, there may be overlapping approval requirements with respect to the same aspect of our games or our game operation. We cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We cannot assure you that we will not be found in violation of any current PRC laws or regulations should their interpretations change, or that we will not be found in violation of any future PRC laws or regulations.

Further strengthened supervision of the online game industry may adversely affect our online game operation.

In the GAPP Notice, the GAPP stated that it is the only governmental department with authority for examination and pre-approval of online games, and that all online game operators must obtain an internet publishing license to provide online game services. Under the GAPP Notice, additional approvals from the GAPP are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In addition, on July 1, 2009, the GAPP issued a Notice on Strengthening the Approval and Administration of Imported Online Games, in which the GAPP stated that it is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by these two GAPP notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

On June 3, 2010, the MOC issued the Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry. Specifically, the Online Game Measures reiterate that the MOC has the power to review the content of all online games except online game publications that have been pre-approved by the GAPP. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MOC, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review.

Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with the MOC. In addition, for our imported licensed games, the requirement for prior approval of any substantial change may cause delay in releasing expansion packs, which may result in higher costs of our online game operation and have an adverse effect on our game revenue. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by the GAPP and the MOC. Because there is ambiguity in the scope of the authority and the roles and responsibilities of governmental departments, such as the MOC and the GAPP, with oversight of the online game industry, we may face stricter scrutiny of the day-to-day operations of our online game business. If any of our online game operating entities cannot comply with any of the stipulations of any PRC governmental department regarding the online game industry, we may be subject to various penalties and our online game business may be adversely affected.

Our business may be adversely affected if we cannot obtain a payment service license

On June 14, 2010, the PBOC issued the Administrative Measure on the Payment Services of Non-Financial Institutions, or the Payment Measures, which went into effect on September 1, 2010. Under the Payment Measures, Payment Services are defined as the provision of capital transfer services by non-financial institutions acting as intermediaries, including services rendered in connection with network-based payments, issuance and settlement services for pre-paid cards and acquiring services for bank cards. The Payment Measures require all non-financial institutions engaging in Payment Services to obtain a Payment Service License from the PBOC. The Payment Measures provide a one-year grace period starting September 1, 2010. Failure to obtain a Payment License will lead to the termination of the right to provide payment services. Given that the definition of “network-based payments” in the Payment Measures is vague, we are not sure whether or not our fee collection activity involved in our online game operations would constitute a kind of payment service under the Payment Measures. If we are required to apply for a Payment Service License under the Payment Measures, we cannot assure you that we will be able to obtain the required license in a timely manner. If we cannot obtain such license, our business will be adversely affected.

Risks Related to Our Carve-out from Sohu, Our Acquisition of Certain Assets of the 17173 Business from Sohu and Our Continuing Relationship with Sohu

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

Our financial information included in this annual report includes the 17173 Business as if we had owned and operated it throughout each of the years presented and may not be representative of the results that the 17173 Business would have achieved had we owned and operated it during those years.

The consolidated financial statements included in this annual report were prepared as if we had owned and operated the 17173 Business, the acquisition of certain assets of which we completed on December 15, 2011, and our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 have been restated accordingly. Our consolidated financial statements as of and for each of the years presented, and our selected consolidated data presented as of and for each of those years as well as the years ended December 31, 2007 and 2008, may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the 17173 Business if we had owned and operated it throughout those years. See “Related Party Transactions—Transactions and Agreements with Sohu” in Item 7, “Selected Consolidated Financial Data” in Item 3 and the notes to our consolidated financial statements included elsewhere in this annual report.

We may not be able to continue to receive the same level of support from Sohu and may not be successful in establishing our brand identity.

Sohu has been a leading Internet portal in China, and our business has benefited significantly from Sohu’s strong Internet market position in China. For example, we have benefited from marketing and advertising across Sohu’s domains (such as Sohu.com, the Sohu portal), and using Sohu’s email system and the Sohu Group’s single-user ID system, which provide Sohu’s large number of registered users easy access to our games. Following our acquisition of the 17173 Business, Sohu will continue to provide links and advertising space on Sohu’s Websites and related technical support to us in connection with our operation of the 17173 Business. We also benefit from the strong brand recognition of Sohu in China, which has provided us a broad marketing reach.

Although we entered into a series of agreements with Sohu in connection with the carve-out of the MMORPG business from Sohu and our acquisition of the 17173 Business, we cannot assure you we will continue to receive the same level of support from Sohu as we did prior to becoming a separate, stand-alone company or that we will receive adequate support from Sohu for the 17173 Business. In addition, as an entity that is newly separated from Sohu, Changyou as a brand name does not have the same level of recognition as Sohu in China’s Internet market. As a result, the popularity of our products and services may decline as a result of lack of brand recognition. We will need to expend significant time, effort and resources to continue to establish our brand name in the marketplace and our own independent identity. This effort may not be successful. We have applied for trademark registration of Changyou and other related trademarks in China, but we may not be able to obtain such trademarks, or obtain them with the scope we seek.

Our agreements with Sohu may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our Non-Competition Agreement with Sohu limits the scope of business that we are allowed to conduct.

We entered into a Master Transaction Agreement with respect to our carve-out from Sohu, a Non-Competition Agreement (which was amended and restated on November 29, 2011), a Marketing Services Agreement and other related agreements with Sohu prior to our initial public offering and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the Non-Competition Agreement that we entered into with Sohu, we are prohibited during the non-competition period (which commences on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014) from entering into the online portal, search, or mobile value-added services or any other business conducted or contemplated to be conducted by Sohu as of April 1, 2009, except the MMORPG business. As amended and restated on November 29, 2011, the Non-Competition Agreement does not prohibit us from engaging in the 17173 Business and prohibits Sohu from competing with the 17173 Business until December 15, 2016. Sohu currently offers Internet portal, search and mobile value-added services. Such contractual limitations significantly affect our ability to diversify our revenue source and may materially and adversely impact our business and results of operations should the growth of MMOGs in China slow down. In addition, pursuant to the Master Transaction Agreement with respect to our carve-out from Sohu, we agreed to indemnify Sohu for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from Sohu. The allocation of assets and liabilities between Sohu and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Sohu continues to control us, we may not be able to bring a legal claim against Sohu in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Sohu controls the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of the date of this annual report, Sohu held approximately 68.0% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.5% of the total voting power in Changyou. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of any member of our Board of Directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

Conflicts of interest may arise between Sohu and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Indemnification arrangements with Sohu. We have agreed to indemnify Sohu with respect to lawsuits and other matters relating to our MMORPG business, including operations of that business when it was a business unit of Sohu prior to the carve-out transactions. These indemnification arrangements could result in our having interests that are adverse to those of Sohu; for example, we might have different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Sohu for liabilities incurred (including legal defense costs) in connection with litigation, while Sohu will be the party prosecuting or defending the litigation.

•

Non-competition arrangements with Sohu. We and Sohu have each agreed not to compete with the core business of each other. Sohu has agreed not to compete with us anywhere in the world in the MMORPG business during the non-competition period (which commenced on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014) and in the 17173 Business until December 15, 2016. We have agreed not to compete with Sohu in the Internet portal, search, mobile value-added services and any other businesses conducted or contemplated to be conducted by Sohu as of the date of the prospectus for our initial public offering, except for the 17173 Business after we acquired it from Sohu on December 15, 2011. Sohu’s continued operation of a Website through the domain name “games.sohu.com,” however, including providing links through that Web site to MMOGs and other games, even if they are operated by our competitors, will not constitute a violation by Sohu of its agreement not to compete with us in the 17173 Business, as long as content for and maintenance of such site is primarily provided by our staff.

Employee recruiting and retention. Because both Sohu and we operate primarily in Beijing and, after our acquisition of the 17173 Business, both Sohu and we are engaged in the development and operation of online portals and the operation of Web-based games, we may compete with Sohu in the hiring of new employees, in particular with respect to software development. We have a non-solicitation arrangement with Sohu that restricts Sohu and us from hiring any of the other’s employees.

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

•

Strategic decisions by Sohu, our controlling shareholder, affecting us that we might not have made Although our company is a separate, stand-alone entity, we expect to operate, for as long as Sohu is our controlling shareholder, as a part of the Sohu Group. Sohu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Sohu’s decisions with respect to us or our business may be resolved in ways that favor Sohu and therefore Sohu’s own shareholders, which may not coincide with the interests of our other shareholders.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index soared 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries and economic sectors. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product decreased to as low as 6.2% in the first quarter of 2009, down from 11.9% reached in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks and in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. The Chinese economy once again experienced high inflation in 2010 and 2011, with China’s consumer price index increasing 4.2% for November 2011 compared with that of November 2010. To curb the accelerating inflation, the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. The various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources may not be effective in sustaining the current growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players or if they cause our advertising clients to reduce their spending for our online advertising services on the 17173.com Website.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through our wholly foreign-owned subsidiaries in the PRC, AmazGame, Gamespace and ICE Information, and our variable interest entities in the PRC, Gamease and its majority-owned subsidiary 7Road, Guanyou Gamespace, and Shanghai ICE. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

PRC laws and regulations, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Anti-Monopoly Law and the MOFCOM Security Review Rules, mandate procedures and requirements, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investors takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies, that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. PRC laws and regulations also require certain merger and acquisition transactions to be subject a security review. The MOFCOM Security Review Rules, which became effective September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, or control through contractual arrangements. If the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulation to complete such transactions could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

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

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries Changyou.com HK Limited, or Changyou HK, and ICE Entertainment (HK) Limited, or ICE HK, our equity interest in AmazGame, Gamespace and ICE Information, our subsidiaries in the PRC. Our business operations are principally conducted through these PRC subsidiaries together with their subsidiaries and our VIEs Gamease and its majority owned subsidiary 7Road, Guanyou Gamespace, and Shanghai ICE. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or China-HK Tax Arrangement, which became effective on January 1, 2007, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the PRC State Administration of Taxation issued a Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, or Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities. It also sets forth a list of factors, the existence of which generally does not provide support that the treaty resident is a beneficial owner. An agent or conduit company, which refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual New CIT Law rate of 10%.

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management teams of Changyou HK and ICE HK are located in China. If we, Changyou HK or ICE HK are considered as a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

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

Due to the lack of interpretation of the New CIT Law, it is difficult to ascertain how it will be implemented by the relevant PRC tax authorities. If dividend payments from Changyou HK or ICE HK to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected. If dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC withholding tax, it may materially and adversely affect their investment return and the value of their investments in us.

Certain of our PRC subsidiaries and VIEs are qualified as “High and New Technology Enterprises” (or NHTEs) or “Software Enterprises” and enjoy tax benefits under the New CIT Law. However, we cannot assure you that we will be able to continue to enjoy such tax benefits. If the status of any of our PRC subsidiaries or VIEs as an NHTE or Software Enterprise is repealed, we may have to pay additional taxes to make up any previously unpaid tax and may be subject to a higher tax rate, which may materially and adversely affect our results of operations.

The New CIT Law, which became effective on January 1, 2008, applies a uniform statutory income tax rate of 25% to enterprises in China. Under the New CIT Law, NHTEs enjoy a favorable tax rate of 15%. The implementation rules promulgated under the New CIT Law also emphasizes that the ownership of “core proprietary intellectual property” is essential to qualification for this preferential tax rate. AmazGame and Gamease were subject to a 15% income tax rate as NHTEs for the 2012 fiscal year.

The New CIT Law and the implementation rules promulgated under the New CIT Law provide that Software Enterprises enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease were established in 2007, qualified as Software Enterprises in 2008 and were subject to a 0% income tax rate for the full year 2008 and a 50% tax reduction for the fiscal years 2009, 2010 and 2011. 7Road qualified as a Software Enterprise in 2009 and enjoyed an income tax exemption for the 2009 and 2010 fiscal years and a 50% tax reduction to a rate of 12.5% for the fiscal years 2011, 2012 and 2013. Both ICE Information and Shanghai ICE qualified as Software Enterprises in 2008, and both Gamespace and Guanyou Gamespace qualified as Software Enterprises in 2010. Shanghai ICE was subject to a 0% income tax rate for the full years 2010 and 2011 and a 50% tax reduction for the subsequent three years, and ICE Information, Gamespace and Guanyou Gamespace will enjoy income tax benefits as Software Enterprises beginning with their first profitable year.

As the New CIT Law and its implementation rules are relatively recent, there are uncertainties on their future interpretation and implementation. We cannot assure you that the qualification of AmazGame and Gamease as NHTEs, or the qualification of AmazGame, Gamease, Gamespace, Guanyou Gamespace, ICE Information, Shanghai ICE and 7Road as Software Enterprises by the relevant authorities will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the New CIT Law. If the tax benefits AmazGame, Gamease, Gamespace, Guanyou Gamespace, ICE Information, Shanghai ICE and 7Road enjoy as NHTEs or Software Enterprises are revoked, and we are otherwise unable to qualify AmazGame, Gamease, Gamespace, Guanyou Gamespace, ICE Information, Shanghai ICE and 7Road for other income tax exemptions or reductions, our effective income tax rate will increase significantly. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our PRC subsidiaries, AmazGame, Gamespace and ICE Information, which are subject to limitations and possible taxation under applicable PRC laws and regulations.

We may rely on dividends and other distributions on equity, or loans and advances made by our Chinese subsidiaries, AmazGame, Gamespace and ICE Information, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders or ADS holders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of AmazGame, Gamespace and ICE Information is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. AmazGame, Gamespace and ICE Information may also allocate a portion of their after-tax profits, as determined by their Board of Directors, to their staff welfare and bonus funds, which may not be distributed to us. In addition, if any of AmazGame, Gamespace and ICE Information incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

In addition, there are uncertainties under the New CIT Law with regard to the PRC withholding tax on dividends paid by AmazGame, Gamespace and ICE Information to Changyou HK or ICE HK. See “Risk Factors—Risks related to Doing Business in China—There are significant uncertainties under the new Corporate Income Tax Law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such on tax on dividends paid to us by our PRC subsidiaries. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders” in Item 3. Should such dividends be subject to PRC withholding tax or be subject to the usual New CIT Law withholding tax rate of 10% rather than the preferential dividend withholding tax rate of 5% provided under the China-HK Tax Arrangement, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders or ADS holders, would be materially and adversely affected.

Furthermore, we control our operating entities in China, Gamease, Guanyou Gamespace and Shanghai ICE, through contractual arrangements rather than equity ownership. AmazGame entered into a Technology Development and Support Agreement and an Operation and Maintenance Agreement with Gamease, pursuant to which Gamease will pay AmazGame for the services AmazGame provides to Gamease. Gamespace entered into a Technology Development and Support Agreement and an Operation and Maintenance Agreement with Guanyou Gamespace, pursuant to which Guanyou Gamespace will pay Gamespace for the services Gamespace provides to Guanyou Gamespace. ICE Information entered into an Exclusive Business Cooperation Agreement, an Exclusive Technology Consulting and Service Agreement and a Business Operation Agreement with Shanghai ICE, pursuant to which Shanghai ICE will pay ICE Information for the services ICE Information provides to Shanghai ICE. See “Related Party Transactions” in Item 7. To the extent that there is any distributable profit in Gamease, Guanyou Gamespace or Shanghai ICE, it may be difficult for Gamease, Guanyou Gamespace or Shanghai ICE to distribute such profit to AmazGame, Gamespace or ICE Information, which may further limit the amount that AmazGame, Gamespace or ICE Information can distribute to us.

Fluctuation in the value of the RMB may have a material adverse effect on our shareholders’ investment.

The change in value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. On June 19, 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. Shortly after this announcement, the center point of the currency’s official trading band broke through the 6.8 barrier to hit 6.7968 to the U.S. dollar, and hit 6.2937 on February 10, 2012, which is the highest center point of the past five years. In 2010 and 2011, the appreciation of RMB against U.S. dollar reached 3.4% and 5% in total, respectively. As substantially all of our costs and expenses are denominated in RMB, the revision in exchange rate policy effected in July 2005 has increased, and potential future revisions could further increase, our costs and expenses in U.S. dollar terms. Our proceeds from overseas financings, such as our initial public offering, and from overseas games operations will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In October 2005, SAFE promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, SAFE has further issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect on July 1, 2011. These regulations state that if PRC residents use assets of, or equity interests in, their PRC entities as capital contributions to establish offshore companies or inject assets of, or equity interests in, their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under these regulations, their failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity.

Prior to our initial public offering, we requested that our shareholders who were PRC residents make the necessary applications, filings and amendments as required under Circular 75 and other related rules. We attempt to comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or other related rules. In addition, Circular 19 provides for certain new requirements as to registration procedures. For example, to apply for registration of a PRC resident’s investment in an offshore special purpose vehicle, the PRC resident must submit supporting documents evidencing such resident’s equity interest in the assets or equities of the PRC company. It is still uncertain how the new guidance will be interpreted and implemented and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by SAFE or to complete the required registration with SAFE in a timely manner, or at all. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on the ability of AmazGame, Gamespace and ICE Information to pay dividends or make distributions to us and our ability to increase our investment in AmazGame, Gamespace and ICE Information.

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

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by SAFE on January 5, 2007, which both have taken effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which PRC citizens participate require approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens, who are granted stock options or restricted share units or issued restricted shares by an overseas publicly listed company, are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with the SAFE or its authorized branch and to comply with a series of other procedures and requirements. We and our employees who are PRC citizens and have been granted stock options or restricted share units, or issued restricted shares are subject to the Stock Option Rule. In February 2012, the SAFE approved our application to designate our PRC subsidiary AmazGame to handle registrations and other procedures required by the Stock Option Rule. If we and our PRC employees who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we and such employees may be subject to fines and other legal sanctions.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the NASDAQ Global Select Market, until February 28, 2012, the trading price of our ADSs ranged from $19.00 to $52.00 per ADS, and the closing sale price on February 24, 2012 was $26.32 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

ADS holders will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of February 28, 2012, there were 455,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 1,069,650 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2012, there were 21,249,800 of our Class A ordinary shares and 84,290,000 of our Class B ordinary shares outstanding. As of February 28, 2012, there were 455,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 1,069,650 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ending November 30, 2012. Our expectation is based on our current and anticipated operations and composition of our earnings and assets (including goodwill) for the 2012 taxable year, including the current and expected valuation of our assets based on the market price of our ADSs. However, we currently hold, and expect to continue to hold following this annual report, a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. In addition, our actual PFIC status for any taxable year will not be determinable until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each regarded subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10.

Recent press reports concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of our ADSs to drop, and such reports may have such an effect in the future.

Recently, various prominent western news outlets have reported that the PRC Ministry of Commerce and the China Securities Regulatory Commission, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including online game and online advertising. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of several Chinese companies. While we believe, even if any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, that the possibility is remote that any such scrutiny would have a material adverse impact on us or cause us to change our existing operational structure in any materially adverse way, it is possible that there will be such increased scrutiny or enhanced regulation in the future. In addition, while we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that investors in our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

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

In 2007, the Sohu Group reorganized its MMORPG business. As part of the reorganization, Changyou.com Limited was incorporated in the Cayman Islands on August 6, 2007 as an indirect wholly-owned subsidiary of Sohu.com Inc., to hold the MMORPG business of the Sohu Group. Subsequently,

•

Changyou.com (HK) Limited, or Changyou HK, was incorporated in Hong Kong on August 13, 2007 as a direct, wholly-owned subsidiary of Changyou. Changyou HK is the intermediate offshore holding company for our online game operations in China;

•

Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, was incorporated in the PRC on September 26, 2007 as a direct wholly-owned subsidiary of Changyou HK to undertake the technical support and product development functions of our online game operations; and

•

Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, was incorporated in the PRC on August 23, 2007 as our VIE, to operate our MMOG operations and to hold intellectual property and online game operating licenses and permits relating to our online game operations.

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

In October 2009 and in August 2010, we established our PRC subsidiary Gamespace and our VIE Guanyou Gamespace, respectively, to operate certain of our new games.

In May 2010, Changyou HK acquired from ICE Entertainment Limited, an exempted company formed under the laws of the Cayman Islands, 100% of the equity interests in ICE Entertainment (HK) Limited, or ICE HK. ICE HK holds 100% of the registered capital of ICE Information and ICE Information controls the operation and management of Shanghai ICE, through contractual arrangements.

In May 2010, AmazGame, through its wholly-owned subsidiary Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, acquired 50% of the equity interests in each of Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, and Shanghai Hejin Data Consulting Co., Ltd, or Shanghai Hejin, which primarily engages in the cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin and became the sole shareholder of these two companies.

In May 2011, we, through Gamease, our VIE, acquired 68.258% of the equity interests of 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that is contingent upon 7Road’s achievement of specified performance milestones through December 31, 2012. As 7Road is directly held by Gamease, one of our VIEs, 7Road is also considered as a VIE of Changyou.7Road was incorporated in the PRC in 2008, is primarily engaged in Web-based game development and, through licensees, operates DDTank, one of the most popular multi-player Web-based shooting games in China. Changyou began to consolidate 7Road’s financial statements on June 1, 2011.

On December 15, 2011, we completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of $162.5 million. Under our acquisition agreement with Sohu, net profits of $1.3 million generated from our operation of the 17173 Business from December 16, 2011 to December 31, 2011 were for Sohu’s benefit rather than ours. The 17173 Business operates the 17173.com Website, which is one of the leading game information portals in China. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report.

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

Business Overview

We are a leading online game developer and operator in China as measured by the popularity of our games TLBB and DDTank. We engage in the development, operation and licensing of online games, including MMOGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players, and Web-based games, which are played over the Internet using a Web browser. We also own and operate the 17173.com Website, one of the leading game information portals in China. We currently operate several MMOGs in China, including the in-house developed TLBB and DMD and other MMOGs that we have licensed from third parties. As of December 31, 2011, our MMOGs in China had approximately 175.5 million aggregate registered accounts. For the three months ended December 31, 2011, our MMOGs in China had approximately 1.2 million aggregate peak concurrent users, 3.2 million aggregate active paying accounts and average revenue per active paying account of RMB221. We also license DDTank, a Web-based game developed by our VIE 7Road, a majority of which we acquired in May 2011 through our VIE Gamease, to third-party operators in China and overseas. For the three months ended December 31, 2011, DDTank had approximately 41.9 million aggregate active accounts, 1.6 million aggregate active charging accounts and average revenue recognized per active charging account of RMB38.

TLBB was developed in-house by us, is popular in China and has won various game awards. TLBB is a martial arts MMORPG with 2.5D graphics that is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Since TLBB’s launch, we have regularly developed new content and released game updates in the form of expansion packs for the game. TLBB has won various awards in China, including 2008 “Best Self-Developed Online Games (First Place)” and 2008 and 2009 “Most Liked Online Games by Game Players (First Place)” awards at the China Digital Entertainment Expo and Conference, or ChinaJoy. Its expansion packs, TLBB2 and TLBB3, won the 2010 “Most Liked Online Games by Game Players” award and the 2011 “Best Self-Developed Online Games” award, respectively, at ChinaJoy. To leverage the success of TLBB, we licensed the game to third-party operators overseas. TLBB is currently licensed to third-party operators in Vietnam, Taiwan, Hong Kong, Malaysia and Thailand. We also operate a modified version of TLBB in the U.S. and certain European countries.

Our Web-based game DDTank was developed in-house by our VIE 7Road and is a popular Q-style multi-player Web-based shooting game in China that has won various game awards. Players use keyboards to control tanks to compete with others, using different weapons to produce different firing effects. Since DDTank’s launch, we have regularly developed new content and released new versions of the game. DDTank is currently licensed to third-party operators in China, Vietnam, Malaysia, Taiwan, and Brazil. DDTank’s 2.4 version won the 2010 “Most Liked Web-based Games by Game Players” award at ChinaJoy.

We have several MMOGs and Web-based games in our pipeline with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline, include, among others, Tao Yuan and Shen Qu, which we and our VIE 7Road are developing in-house, and Battlefield Online, which we licensed from a third party.

We also own and operate the 17173.com Website, a leading game information portal in China that provides news, electronic forums and other information services on online games to game players. The 17173.com Website was launched in 2000 as the first online game information portal in China, and is a leading online destination for game players seeking information on games and feedback from other players on the site’s message boards. With over 600 game zones and tens of millions of registered users supported by alliances with many thousands of Internet cafes, the 17173.com Website is one of the largest game information and community Websites in China and is widely recognized as a market leader among game Websites in China, with strong expertise in running the Website, building a game community and developing relationships with advertisers in the online game industry. As a result, the 17173.com Website is the marketing platform of choice for many online games, including our own. In addition, experienced game editors of the Website review and critique our games prior to launch, thereby improving the game quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website. The 17173.com Website has won “Best Game Media” award for eight consecutive years from 2004 to 2011 at the Annual Game Industry Awards Gala.

Sohu.com Inc., our controlling shareholder, has operated a leading Chinese Internet portal, www.Sohu.com, since 1998. Sohu had more than 360 million registered accounts as of December 31, 2011. We have benefited from Sohu’s strong brand recognition in China and large user base. Sohu’s trusted brand name in China provides us with a broad marketing reach. By marketing across Sohu’s Web domains and taking advantage of the Sohu Group’s single-user ID system that provides easy access to our games, we believe we have been able to tap into Sohu’s large user base to drive new users to our games. We intend to continue to leverage our relationships with Sohu in the development, marketing and operation of our games.

We operate our current games under the item-based revenue model, meaning game players can play our games for free, but may choose to buy prepaid game cards that are used to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks, to enhance the game-playing experience. For games that we operate, we sell our prepaid game cards to a range of regional distributors throughout China, who in turn sub-distribute them to numerous retail outlets, including Internet cafés and various Websites, newsstands, software stores, book stores and retail stores. We also directly sell game points to our game players through our online sales platform. For games that we license to third-party operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license.

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

Our revenues grew from $288.2 million for the year ended December 31, 2009 to $354.1 million for the year ended December 31, 2010, and to $484.6 million for the year ended December 31, 2011, and the net income attributable to Changyou.com Limited grew from $162.2 million to $194.7 million, and to $245.5 million during the same period.

Our Games

We design, develop and operate online games in a variety of genres, including MMOGs and Web-based games. All of our games are operated under the item-based revenue model, where game players play our games for free but can purchase virtual items to enhance the game-playing experience. The primary games which we are currently operating and plan to operate include:

Tian Long Ba Bu (TLBB)

Genre: 2.5D martial arts MMORPG

Launched: May 2007

TLBB is an in-house developed 2.5D martial arts MMORPG adapted from the popular Chinese novel, “Tian Long Ba Bu,” which means “Novel of Eight Demigods.” The missions and activities of the game generally follow the storyline of the novel, which we have adapted to add new features and characters. TLBB features a combination of martial arts-style-fighting and community-building among its game players, which we believe holds strong appeal for game players.

We typically release updates for TLBB once or twice a week and more significant enhancements in the form of expansion packs every few months. We have developed 21 expansion packs since its launch, including two major expansion packs, “TLBB2” and “TLBB3,” that were released in April 2010 and October 2011, respectively. TLBB2 and TLBB3 won the 2010 “Most Liked Online Games by Game Players” award and the 2011 “Best Self-Developed Online Games” award, respectively, at ChinaJoy.

DDTank

Genre: Q-style multi-player shooting Web-based game

Launched: March 2009

DDTank is a 2D Q-style Web-based shooting game developed by our VIE 7Road. Players use keyboards to control weapons to compete with others, using different weapons to produce different firing effects. The game features a master and apprentice system, a card system, and many customization options for avatars.

We typically release updates for DDTank once or twice a week and more significant enhancements in the form of versions every few months. We have developed 18 versions since its launch, including 5 major versions, “DDTank 2.0 de Expedition,” “DDTank 2.3 Cthulhu,” “DDTank 2.4 Shadow Castle,” “DDTank 2.6 Dragon’s Lair” and “DDTank 3.0 New Era,” which were released in March 2010, July 2010, October 2010, January 2011 and April 2011, respectively. DDTank was awarded the 2009-2010 Baidu Outstanding Webgame Award. DDTank’s 2.4 version won the 2010 “Most Liked Web-based Games by Game Players” award at ChinaJoy.

Duke of Mount Deer (DMD)

Genre: 3D cartoon-style martial arts MMORPG

Launched: July 2011

DMD is an in-house developed 3D martial arts MMORPG based on Louis Cha’s final novel adapted from the popular Chinese novel, “Duke of Mount Deer.” The game recreates Louis Cha’s final martial arts world with fresh and stunning cartoon-style graphics, supported by a proprietary 3D animation engine. The game is defined by an open story line populated with classic heroes. DMD combines four different types of combat: Magic, Taoism, Martial arts and Firearms. Each character can choose up to three different job classes and command up to five different kinds of pets at the same time, allowing a single player to set up an exclusive adventure group. Using a proprietary server technology that allows connected gameplay across different servers, gamers can enter parallel worlds to experience new adventures with friends. In addition, users on two different servers can form alliances against competing teams on other servers, allowing large communities of players to meet, network and compete with each other online. DMD was awarded the 2011 “Best 3D Online Game” award at ChinaJoy.

Blade Online series

Genre: 2.5D martial-arts style fighting MMORPG

Launched: Blade Online (BO) in October 2004; Blade Hero II (BH2) in September 2009

The Blade Online series consist of two 2.5D martial-arts style fighting MMORPGs, Blade Online, or BO, which we licensed from a third party, and Blade Hero 2, or BH2, which is a sequel of Blade Online. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth. In BO, game players can set their own rules for in-game fighting and take on various roles, including a human, an evil spirit or an immortal in the game. Each role has different skill sets that can be learned and improved by completing different tasks. BH2 incorporates popular features of BO as well as new features such as new maps, new characters, new fighting techniques and additional team-combat functions to give players a more intense and realistic fighting experience. The game also includes upgrades to some of the community features found in BO, such as an auto-navigation system, an improved mission tracking system and enhanced visual effects.

We licensed BO and then subsequently purchased BO’s source codes to allow us to have complete control over the future enhancement of BO. Since we began operating BO, we developed seven expansion packs and a sequel of BO called BH2.

Da Hua Shui Hu (DHSH)

Genre: 2D Q-style turn-based MMORPG

Launched: March 2010

DHSH is a 2D Q-style, turn-based MMORPG, which we licensed from a third party. The game is based on a story from one of the four great classical novels of Chinese literature “Outlaws of the Marsh,” which is about the adventures of 108 heroes in the Northern Song dynasty. Through its cartoon graphics and humorous twists on characters and plots, the game provides an amusing and entertaining take on heroic tales from the classic Chinese novel. DHSH won the 2010 “Best Q-Style Online Game” award at ChinaJoy.

San Jie Qi Yuan (SJQY)

Genre: 2D cartoon-style turn-based MMORPG

Launch: December 2010

SJQY is a 2D cartoon-style turn-based MMORPG, which we licensed from a third party. Adapted from one of the four great classical novels, “Journey to the West,” the game recreates a mythical fantasy world in ancient China for game players to engage in martial arts combat and other activities such as gardening and home building.

Our Pipeline

We have several MMOGs and Web-based games in our pipeline with different graphic styles, themes and features. Games in our pipeline include, among others, the MMORPG Tao Yuan and the Web-based game Shen Qu, which we are developing in-house, and the MMOFPS Battlefield Online, which we licensed from a third party. We intend to operate all of these games under the item-based revenue model and expect to begin open beta testing of Tao Yuan, Shen Qu and Battlefield Online in 2012.

Tao Yuan

Game genre: 3D turn-based strategy MMORPG

Expected launch date: 2012

Tao Yuan is a 3D cartoon-style turn-based MMORPG adapted from the legendary stories of Three Kingdoms heroes. The game is created using the Unreal3 game engine and features cartoon-style characters and high-quality 3D graphics. The game incorporates traditional Chinese culture, such as five elements, divination inquiry and Chinese acupuncture treatment, into its gameplay design. Unlike traditional turn-based games, game players can choose from a total of 17 occupations and can interchange between occupations freely in the game. In addition, the game brings the concept of space time into a turn-based game, which greatly increases the challenges and strategies involved in combat.

Battlefield Online

Game genre: MMOFPS

Expected launch date: 2012

Battlefield Online is an MMOFPS developed from Electronic Arts Inc.’s classic Battlefield franchise, a long-standing series of first-person shooter games, for the PC. Battlefield Online is focused on the fights for interests between the Empire and the Commonwealth. The game allows players not only to compete in small teams in group battles and raids, but also to participate in large-scale combat of up to 100 players, where game players enter a 50 vs. 50 battlefield, as opposed to the street fighting arenas of traditional first-person shooter games. The battlefields in the game are realistic portrayals of real-life war settings. In addition, sub-categories of battle classes can be found in Battlefield Online. Players can choose their characters when joining combat or before revival and select from four classes to take a part in, including “medic,” “antitank soldier,” “engineer” and “sharpshooter.”

Shen Qu

Game Genre: 2.5D real-time strategy Web-based game

Expected launch date: 2012

Shen Qu is a 2.5D real time strategy Web-based game set against a mythical western universe, which is being developed in-house by our VIE 7Road. The game focuses on the exploration of cities and instances. Players, as rulers of the city, fight against a demonic race by developing their own facilities and armies. When exploring instances, players can experience diverse playing modes, including chasing, escaping and counterattacking, and finally become the overlord of an area. The most unique feature differentiating the game from traditional turn-based games is that gameplay is real-time, which makes combat more smooth without players’ waiting, and more exciting with more instant fighting results and changing situations on the battlefield.

Virtual Items Revenue Model

All of our games are operated under the item-based revenue model, where game players play our games for free but can purchase virtual items. Through virtual items, players are able to enhance or personalize their game environments or game characters, accelerate their progress in our games and share and trade with friends. We generate revenue through the sale and consumption of such virtual items. The major categories of virtual items we sell to generate revenues are gems, pets, fashion items, magic medicine, riding animals, hierograms, materials, skill books and fireworks. We determine the price of virtual items based on the demand or expected demand for such virtual items. We may change the pricing of certain virtual items based on their consumption patterns.

Example of a virtual store in TLBB

For players who choose to purchase virtual goods, we deliver enhanced gameplay experiences and benefits, such as:

Accelerated Progress. Many of our games offer players the option to purchase items that can accelerate their progress in the game and increase their capabilities, so that they level up more quickly and compete more effectively against others in the game. While we sell many items that accelerate progress in our games, we monitor and carefully balance the disparity in capabilities between paying and non-paying game players to avoid discouraging non-paying game players and to keep the game challenging and interesting for paying game players.

Enhanced Social Interaction. We use a variety of virtual items to promote interaction and to facilitate relationship-building among game players in our games.

Personalized and Customized Appearance. Many of our games offer players the option to purchase decorative and functional items to customize the appearance of their characters, pets, vehicles, houses and other in-game possessions to express their individuality.

Gifts. Many of our games offer players the option to purchase gift items to send to their friends. Examples of gift items include decorative items and time-limited items for special holiday events and festivals, such as Valentine’s Day, Spring Festival (Chinese New Year) and Christmas.

Community Experience in Our Games

The community design of our games is at the core of how our players experience our games. Our games encourage players to quickly connect to their friends when they start a game and to build and enhance these relationships throughout the game experience. Examples of community gameplay in TLBB are detailed below.

To share information and chat with friends	To easily connect with friends

Game Development and Enhancement

As of December 31, 2011, we had 1,414 product development personnel, which include a core product development team that is responsible for developing new online games, including MMOGs and Web-based games, and a dedicated product development team that is responsible for developing game enhancements and expansion packs for each of our games in operation. We believe that such enhancements improve our games’ appeal and extend our games’ lifespan. We intend to expand our product offerings by continuing to develop additional online games in-house and continuing to license online games from third parties.

New Game Development

We have in-house capabilities that allow us to develop quality online games efficiently and in response to constantly changing market demands and trends. Our game development process generally includes the following key steps:

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

Existing Game Enhancement

We derive many of our game development and enhancement ideas from our game players by maintaining multiple channels whereby we obtain our game players’ ideas and feedback. These include online surveys, online discussion forums, in-game instant messaging, online customer service and a link to a form for feedback within our games. We use this information not only to create new games with the same quality of design, content and programming, but also to enhance existing games that we have either developed in-house or licensed from third parties.

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

Access to our Games

Our game players typically access our games at Internet cafés or on personal computers connected to the Internet. In order to access our MMOGs, our game access software must be installed in the computer being used. Game players using personal computers and Internet café operators can typically download our game access software, interim updates and expansion packs directly from our official game Website. Game players can access our Web-based games on their browser using popular third-party plug-ins.

Sales and Distribution

For games that we operate, we have developed a multi-channel, nationwide sales and distribution system to sell and distribute our prepaid game cards in China. We also directly sell game points to our game players through our online sales platform.

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

For games that we license to third-party operators, we rely on third-party operators and their distributors to sell prepaid game cards to game players. The licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license.

Marketing

For games that we operate, we have a three-pronged marketing and promotion strategy, which includes online advertising, off-line promotions and traditional media. We use different methods to target different demographic groups of game players.

With respect to online advertising, we are able to leverage our game information portal, the 17173.com Website, and game clients to promote our games. In addition, we are able to leverage our affiliation with Sohu, and aggregate Sohu’s large user base to our games by advertising on Sohu’s various Websites, which typically provide a direct link to our games. We also advertise on a variety of Websites, including on Internet café homepages and game portals. In addition, we use in-game promotional events 24 hours a day, seven days a week. We also create events to rally current and new game players through event-related features, such as offering special holiday edition virtual items to enhance game player participation at holiday time when participation may be lower than usual.

We also use a variety of physical, offline promotional events, including Internet café events, free trial plays, posters, game players’ gatherings, “freshmen” (or new game player) incentives and the giving away of promotional souvenirs. We have found that these promotional events offer good exposure to targeted customers at a lower cost.

With respect to traditional media, we focus our marketing efforts on print advertisements in magazines that target our game player base and outdoor multimedia, including cinema advertisements, closed circuit television advertisements on buildings and in elevators. In addition, we are able to leverage our cinema advertising resources to promote our games. These media targets game players who are less likely to have freely-available access to a computer.

For games that we license to third-party operators, we rely on the third-party operator to promote our games.

Customer Service

For games that we operate, we provide high-quality customer service and are responsive to our game players’ needs. Our game players can seek our customer service support via phone or submit their feedback online 24 hours a day, seven days a week. In addition, we have a physical service center in Beijing, which is open to walk-in game players during normal business hours. We currently have around 250 dedicated customer service representatives, many of whom are online game enthusiasts with a deep understanding of game players. We have dedicated supervisors to monitor our service quality.

For games that we license to third-party operators, we rely on the third-party operator to provide customer service.

Feedback collected by our customer service team and by third-party operators that license our games is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us design changes, upgrades and expansion packs for our games. See “—Game Development and Enhancement.”

Licensing

Games We Licensed from Third Parties

We licensed rights to operate and further develop some of our MMOGs from their respective developers, with exclusive rights to operate such games in China. Below is a list of the primary MMOGs that we currently operate that are licensed from third parties.

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

Rights from Third Parties to Game Titles and Characters

Under the existing license agreements with Louis Cha, the author of the novels “Tian Long Ba Bu” and “Duke of Mount Deer,” we have the exclusive right in China to adapt these two novels into online games and to operate such games, including the right to use the title of the novels and the name of the characters. We also have the non-exclusive license to operate, and the non-exclusive right to license the right to operate, the games adapted from these novels outside of China. If we wish to continue to operate and license these games using the titles and character names from these novels after the expiration of the terms of these license agreements, we will need to renew the license agreements.

Overseas Licensing of Our MMOGs

We license the rights to operate TLBB in overseas markets. We currently license TLBB to third-party operators in Taiwan, Hong Kong, Vietnam, Malaysia, and Thailand. Under our licensing arrangements with the overseas operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license. The licenses are typically for a term of one to three years. We provide updates and expansion packs to the licensed game, typically after we launch such updates and expansion packs in China. The licensees are responsible for all other operating services and costs, including costs related to customer service and leasing and maintenance of servers.

Licensing of Our Web-based Games

We license the rights to operate DDTank to third-party operators in China, Vietnam, Malaysia, Taiwan, and Brazil. Under our licensing arrangements with the third-party operators, we have revenue sharing rights with the licensee operators over the duration of the license. The licenses are typically for a term of one to three years. We provide updates and new versions to the licensed games to overseas licensee operators, typically after we roll out such updates and expansion packs for licensees in China. The licensees are responsible for all other operating services.

Service Offerings to Online Advertisers

We offer various products and services (such as game news, game tutorials, discussion forums and other services) to game players in China, and provide advertising services to advertisers on the 17173.com Website. The 17173.com Website enjoys a strong competitive position as one of the leading game informational portals in China. Our offerings enable advertisers to post their advertisements in different forms, including text, rich media and video advertisements. Our online advertising products include, among other things, banners, links, logos, buttons and stream advertisements placed on our Websites and sponsorships that typically focus on a particular event or a particular Website area. We charge most advertisers on a time basis with fixed fees. We also adopted the Cost Per Impressions (“CPM”) pricing model to cater to different advertisers, and particularly small-sized advertisers. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within the 17173.com Website. Discounts from standard rates are typically provided for higher volume, longer-term advertising contracts, and may be provided for promotional purposes.

We mainly rely on advertising agents for the selling of advertisements on 17173.com Website. During the year ended December 31, 2011, approximately 86 companies advertised on the 17173.com Website. Our end customers include leading online game companies in China, as well as independent game studios.

Other Service Offerings

We sell pre-film cinema advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre, to advertisers. Most of the advertisements are in the form of video advertisements. We sign contracts with individual cinema theatres and film production companies for the rights to sell their pre-film cinema advertising slots. These contracts are for an average period of two years. As of December 31, 2011, we had the right to sell pre-film cinema advertising slots at over 200 cinema theatres in China.

We charge most advertisers on a per-advertising slot basis or on a pre-determined period basis with fixed fees. Our standard prices for advertising slots vary depending on the location of the cinema theatre. Discounts from standard rates are typically provided for longer-term advertising contracts, and may be provided for promotional purposes.

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

We are the registered owner of 88 software copyrights and 98 fine arts work copyrights in China, each of which we have registered with the State Copyright Bureau of China.

We own the rights to 149 domain names that we use in connection with the operation of our business, including our official Changyou Website, changyou.com. We also license the right to use certain of Sohu’s domain names, which we will continue until Changyou develops independent brand recognition, at which time we plan to phase out our use and licenses of certain of Sohu’s domain names.

We own 291 registered trademarks and have applied for the registration of another 160 trademarks in the PRC, including those related to our company name, our MMOGs and our Web-based games. We have also applied for 117 trademarks in countries and regions such as Taiwan, the United States, Europe, Malaysia, Turkey and Vietnam relating to our company name, our MMOGs and our Web-based games. We have obtained four trademarks relating to TLBB in Taiwan, and two trademarks relating to DMD in Taiwan and three in Japan, respectively. In addition, we have obtained six trademarks in the European Union relating to TLBB. However, we cannot assure you that we will be able to obtain the trademarks we have applied for, including trademarks relating to our games TLBB and DMD. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed” in Item 3.

Technology Infrastructure

We have built a reliable and secure network infrastructure to fully support our operations. In order to maintain stable operations of our MMOGs, as of December 31, 2011 we maintained approximately 7,330 servers located in Internet data centers in ten major cities in China, with the capacity to accommodate up to 4.2 million concurrent game players, and a sufficient amount of connectivity bandwidth to maintain such service. In order to enhance our game players’ experience and minimize the impact of cross-region connections, we have located our game servers in a number of regions throughout China, enabling our game players to play our games by connecting to the nearest servers located in their region without needing to exchange data across the national backbone network. As of December 31, 2011, we maintained approximately 323 servers in China for the 17173 Business, with the capacity to accommodate up to 60 million concurrent page viewers.

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

Competition

We compete principally with the following three groups of competitors in China:

•

online game developers and operators in China, including Tencent Holdings Limited, NetEase.com, Inc., Shanda Games Limited, Perfect World Co., Ltd., Giant Interactive Group Inc., NetDragon Websoft Inc., Kingsoft Corporation Limited, The9 Limited, Shenzhen ZQGame Co., Limited and Taomee Holdings Limited;

•	other private companies in China devoted to game development or operation, many of which are backed by venture capital; and

•	international competitors.

Our MMOGs currently compete with, among others, the following MMOGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Asktao, developed and operated by Beijing Guangyu Huaxia Technology Limited;

•	Dungeon and Fighter, developed and operated by Tencent Holdings Limited;

•	Dragon Nest, developed by Eyedentity Games and operated by Shanda Games Limited;

•	Eudemons Online, developed and operated by NetDragon Websoft Inc.; and

•	Zhu Xian and Battle of the Immortals, developed and operated by Perfect World Co., Ltd.

Our Web-based games currently compete with, among others, the following Web-based games in China:

•	Shen Xian Dao, developed by Guang Huan Zhong;

•	Mole Manor developed by Taomee Holdings Limited;

•	Qi Xiong Zheng Ba developed by Tencent Holdings Limited;

•	San Guo Sha developed by Hangzhou Bianfeng Technology Limited;

•	Ao Shi Tian Xia developed by Shanghai Game Reign Network Technology Limited;

•	Re Xue San Guo developed by Play Town Entertainment Limited;

•	Ao Jian developed by Tian Shen Hu Dong Limited;

•	Plants vs. Zombie developed by Sichuan Tianshang Youjia Technology Limited; and

•	Ministry of War developed by Suzhou Snail Electronics Limited.

Our game information portal operated through the 17173.com Website currently competes with, among others, the following game information portals in China:

•	Duowan.com, operated by Guangzhou Hua Duo Network Technology Co., Ltd.; and

•	game.qq.com, operated by Tencent Holdings Limited.

Our existing and potential competitors in the online games industry compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution network. Our existing and potential competitors in the online advertising industry compete with us for talent, advertiser spending, number of unique visitors, number of page views, visitors’ time spent on Website, and quality of service.

Facilities

Our principal offices are located in several office buildings in Beijing, Shanghai, Shenzhen, and Fuzhou in China, which comprise an aggregate of approximately 44,218 square meters, including 29,177 square meters of leased properties. Our leases for those leased properties expire between June 2013 and June 2014. We also occupy 2,846 square meters under leases in other countries.

In August 2010, we entered into agreements with a property developer for the purchase of an office building to be built in Beijing. The office building is to serve as our headquarters and has an area of approximately 56,549 square meters. In accordance with the agreement, the property developer began construction in the first half of 2011, and is expected to complete construction and deliver the building to us by the end of 2012. As of December 31, 2011, we had paid $125.7 million to the property developer, with $32.4 million outstanding, which is payable subject to achievement of certain milestones.

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

Regulatory Authorities

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including but not limited to:

•	the General Administration of Press and Publication, or the GAPP (formerly the State Press and Publications Administration, or SPPA);

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Public Security, or MPS;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration for Industry and Commerce, or SAIC;

•	the State Administration for Radio, Film and Television, or SARFT;

•	the State Council Information Office, or SCIO.

Telecommunications Laws and Regulations

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000, is the primary governing law, and sets out the general framework for the provision of telecommunication services by domestic PRC companies. Under the Telecom Regulations there is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business, or the Catalogue, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalogue was updated, categorizing online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search as value-added telecommunications services. The services that we are engaged in are regulated as value-added telecommunications services.

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

In view of the restrictions on foreign direct investment in the telecommunications sector, we established or acquired Gamease and its majority-owned subsidiary 7Road, Guanyou Gamespace and Shanghai ICE, our VIEs, to engage in value-added telecommunications services. For a detailed discussion of our VIEs, please refer to “Related Party Transactions—Contractual Arrangements with Gamease, Guanyou Gamespace and Shanghai ICE and Their Shareholders” in Item 7.

On December 26, 2001, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or the Telecom License Measures, which have been amended and replaced by the new Telecom License Measures, issued by the MIIT on March 1, 2009 and became effective as of April 10, 2009, to supplement the Telecom Regulations. The new Telecom License Measures confirm that there are two types of telecom operating licenses for operators in China (including FITEs), namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. The license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded on its Telecommunications Services Operating License.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, commercial Internet information service operators must obtain a value-added telecommunications license for Internet information service license, or ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. Each of Gamease, Shanghai ICE, Guanyou Gamespace and 7Road has obtained an ICP license for the Internet information services they provide.

On November 6, 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. The BBS Measures require Internet information services operators to obtain specific approvals before they provide BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. The ICP licenses held by Gamease, Shanghai ICE and Guanyou Gamespace include such specific approval of the BBS services that they provide.

On October 1, 2004, the Administrative Rules on the Filing of Commercial Websites, or the Websites Rules, were promulgated by the Beijing Administration of Industry and Commerce, or Beijing AIC, to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial website Filings for the Record promulgated by the Beijing AIC on September 1, 2000. The Websites Rules state that operators of Websites must comply with the following requirements:

•	file with the Beijing AIC and obtain electronic registration marks for the Websites;

•	place the registration marks on the Websites’ homepages; and

•	register the Website names with the Beijing AIC.

We have registered our Website www.changyou.com with the Beijing AIC and an electronic registration mark for the Website is prominently placed on the homepage of the Website.

Online Games and Cultural Products

On December 30, 1997, the GAPP issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which took effect on January 1, 1998. These rules were replaced by the new Electronic Publication Rules issued on February 21, 2008, which took effect on April 15, 2008. The new Electronic Publication Rules regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the new Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. Under the new Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPP.

On June 27, 2002, the GAPP and the MIIT jointly promulgated the Tentative Measures for Internet Publication Administration, or the Internet Publication Measures, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Since the provision of online games is deemed an Internet publication activity, an online game operator needs to obtain an Internet publishing license and a publishing number for each of its online games in operation in order to directly make those games publicly available in the PRC. In practice, if an online game operator does not hold an Internet publishing license, it may publish its online games and obtain publishing numbers for those games through third-party licensed electronic publishing entities and file the online games with the GAPP as electronic publications. After an online game operator obtains an Internet publishing license, it can directly obtain publishing numbers for its online games and publish those games.

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed MMOGs, Guanyou Gamespace, which is the operator of DMD, and 7Road, which is the operator of DDTank, obtained Internet publishing licenses on December 10, 2010, October 13, 2011 and September 2, 2011, respectively. Shanghai ICE, which is the operator of SJQY, is in the process of applying for an Internet publishing license. TLBB, BO, BH2, DDTank, SJQY and some of our other games were historically granted publishing numbers and published through third parties that were licensed electronic publishing entities, because Gamease, 7Road and Shanghai ICE had not obtained Internet publishing licenses at the time those online games were made publicly available. Our agreements with third party licensed electronic publishing entities regarding the publication of TLBB, BO, BH2 and certain of our other games have expired, and we are now publishing those games under a publishing license held by Gamease. Our agreements with third-party licensed electronic publishing entities regarding the publication of DDTank and SJQY will expire in 2016 and 2015, respectively. 7Road may decide, after the publication agreement for DDTank expires, to change the publisher of DDTank to 7Road. After the publication agreement for SJQY expires, if Shanghai ICE has obtained an Internet publishing license, it will change the publisher for SJQY to Shanghai ICE or, if Shanghai ICE has not obtained an Internet publishing license, it will work with the third-party licensed electronic publishing entity to extend the publication agreements for SJQY. For any new online games to be developed and operated by any of our VIEs that holds an Internet publishing license in the future, the VIE will directly apply for publishing numbers and publish these new games under its own name, except that 7Road may choose to publish one or more of its new online games and obtain publishing numbers for those games through third-party licensed electronic publishing entities.

On May 10, 2003, the MOC issued the Provisional Regulations for the Administration of Online Culture, which took effect on July 1, 2003, and were amended on July 1, 2004. On February 17, 2011, the MOC issued the New Provisional Regulations for the Administration of Online Culture, or the New Online Culture Regulations, which took effect on April 1, 2011, to replace the previous regulations. The New Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, release or broadcasting of Internet cultural products;

•

the dissemination of online cultural products on the Internet or transmission thereof via Internet or mobile phone networks to user terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and Internet surfing service sites such as Internet cafés for the purpose of browsing, using or downloading such products; or

•	the exhibition or holding of contests related to Internet cultural products.

In January 2008, Gamease obtained an Online Culture Operating Permit from the MOC, which was renewed in May 2011.Guanyou Gamespace obtained an Online Culture Operating Permit from the MOC in June 2011. Shanghai ICE obtained an Online Culture Operating Permit from the MOC in December 2010. In June 2010, 7Road obtained an Online Culture Operating Permit from the MOC, which was renewed in August 2011.

On July 1, 2009, the GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games, which took effect on the date of issuance. In this notice, the GAPP stated that it is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the GAPP and receive from the GAPP an Internet publication service license. In addition, this notice states that activities which involve the showing, exhibiting, trading and promoting in China of online games produced offshore must be examined and approved by the GAPP. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by this notice as the launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our online game revenue.

On September 7, 2009, the State Commission Office for Public Sector Reform, which is a division of the State Council, issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the ‘Three Provisions’ jointly promulgated by the MOC, the SARFT and the GAPP, which took effect upon the date of issuance. This notice provides that the GAPP will have responsibility for the examination and approval of online games to be uploaded on the Internet and that, after such upload, online games will be administrated by the MOC. The notice further states that the GAPP will be responsible for the examination and approval of the publication of online games which are authorized by offshore copyright owners to be uploaded on the Internet, and that other imported online games will be subject to examination and approval by the MOC.

On September 28, 2009, the GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly published the GAPP Notice, which took effect on the date of its issuance. The GAPP Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. The GAPP Notice provides that new versions, expansion packs and new content for online games which have been previously approved by the GAPP, must follow the same procedures for examination and approval by the GAPP as apply to new online games.

On November 13, 2009, the MOC issued a Notice Regarding Improving and Strengthening the Administration of Online Game Content, or the Online Game Content Notice. The Online Game Content Notice calls for online game operators to improve and adapt their game models. Emphasis is placed specifically on (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) imposing more severe restraints on the “player kill” model (i.e., where one player’s character attempts to kill another player’s character), (iii) restricting in-game marriages among game players, and (iv) improving the enforcement of legal requirements for the registration of minors and game time-limits.

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

On July 29, 2010, the MOC issued a Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which took effect on date of its issuance. This notice provides details as to the requirements and procedures relating to applications for Online Culture Operating Permits and the MOC’s content review of online games. In addition, the notice emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration of their game users.

Online Audiovisual Transmission

On July 6, 2004, SARFT issued the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks, which came into effect on October 11, 2004. Under these measures, Websites engaging in the business of network audiovisual program dissemination were required to obtain a Permit for the Network Transmission of Audiovisual Programs from SARFT.

On December 20, 2007, SARFT and MIIT jointly issued the Rules for the Administration of Internet Audiovisual Program Services, or Document 56, which came into effect as of January 31, 2008. Under Document 56, all online audio and video service providers must be either state-owned or state-controlled. However, at a press conference held on February 3, 2008, SARFT and MIIT clarified that online audio-visual service providers that had been lawfully conducting the business prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after the issuance of Document 56.

Advertisings Services

Under the Administrative Regulations for Advertising Licenses and the Implementation Rules for the Administrative Regulations for Advertising, both of which were issued by the State AIC on November 30, 2004 and effective as of January 1, 2005, broadcast stations, television stations, newspapers and magazines, non-corporate entities and other specified entities are required to obtain a license for that is specifically for their advertising services. Other enterprises are only required to include advertising services within their overall business licenses. Both of Guanyou Gamespace, which is the operator of our online advertisement business, and Shanghai Jingmao, which primarily engages in the cinema advertising business, have included advertising services in their respective business licenses.

Software Products Registration

On October 27, 2000, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures, to regulate software products and promote the development of the software industry in the PRC. The MIIT amended and replaced the Software Measures with new measures, or the New Software Measures, on March 1, 2009, which became effective as of April 10, 2009. Under the New Software Measures, software developers or producers are allowed to sell or license their software products independently or through agents, and software products developed in the PRC can be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products are granted registration certificates which are valid for five years and may be renewed upon expiration. Under policies promulgated by the State Council, software products developed in the PRC which satisfy the requirements of the New Software Measures and have been registered and filed in accordance with the New Software Measures may enjoy certain types of preferential treatment. State Council policies provide that the MIIT and other relevant departments may supervise and inspect the development, production, sale and import and export of software products in the PRC. We have registered the software copyrights for all of the software products that we currently use.

Technology Import and Export

China imposes controls on technology import and export. In December 10, 2001, the State Council promulgated the Regulations on Administration of Import and Export of Technologies. The term “technology import and export” is broadly defined in the regulations to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with, the relevant PRC governmental authorities. On February 1, 2009, the MOC issued the Measures for the Administration of Registration of Technology Import and Export Contracts, detailing procedures related to technology import and export registration. We have entered into license agreements with third parties outside of China to license our games, which constitutes the export of technology under the regulations. As a result, such licenses are required to be registered with applicable PRC governmental authorities. Failure to register a license may result in restrictions being imposed regarding foreign exchange, banking and taxation matters relating to such licenses agreements, even though the registration is a not a precondition for the effectiveness of the license agreements. We have not registered all of our game license agreements under which we authorize overseas third-party online game operators to operate our online games, and so far we have not encountered any problems with respect to foreign exchange, banking and taxation matters relating to our license agreements, nor have we received any notice from any governmental authority requiring us to complete the registration of our game license agreements.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of government authorities, including but not limited to the MIIT, the MOC, the GAPP and the Ministry of Public Security. These measures specifically prohibit certain Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

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

Internet Café Regulation

Internet cafés are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, ages of customers and hours of operation. In 2004, the MOC, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension was generally lifted in 2005, local authorities have the authority in their discretion to control the number of new licenses and determine the recipients of new licenses. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arson or other incidents in or related to Internet cafés. On February 15, 2007, the MOC and other relevant government authorities jointly issued a Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which suspended nationwide approval for the establishment of new Internet cafés in 2007 and imposed tougher penalties for Internet cafés admitting minors. In 2008, 2009 and 2010, the MOC, the SAIC and other relevant government authorities, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing Internet cafés which accept minors, cracking down on Internet cafés without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and Websites, and improving the coordination of regulation of Internet cafés and online games. As many of our customers access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of stricter Internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base.

Protection of Minors

On April 15, 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice to strengthen the implementation of the anti-fatigue system and real-name registration, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our system, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

On January 15, 2011, the MOC, the MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitor system was formally implemented commencing March 1, 2011.

Virtual Currency

On February 15, 2007, the MOC, the PBOC and other relevant government authorities jointly issued the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, etc., in exchange for user’s cash or virtual money. The Virtual Currency Notice is mainly targeted at lottery-based activities relating to “treasure box” found in some online games.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Foreign Exchange Administration Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, the SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without the SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to Gamease, Guanyou Gamespace and Shanghai ICE through our subsidiaries in the PRC, which may adversely affect the business expansion of Gamease, Guanyou Gamespace and Shanghai ICE, and we may not be able to convert the net proceeds into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

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

Circular 75. On October 21, 2005, the SAFE issued Circular 75, which became effective as of November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Since May 2007, the SAFE has issued guidance to its local branches from time to time with respect to the procedures for SAFE registration under Circular 75. Such guidance included without limitation the Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect as of July 1, 2011. The guidance specified stringent procedures for complying with the registration requirements of Circular 75. For example, the guidance imposes obligations on an onshore subsidiary of an offshore entity to provide to the local SAFE authorities detailed and accurate information regarding any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals affiliated with the subsidiaries. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in connection with their investments in us. See “Risk Factors—Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.”

Stock Option Rule. On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving in an employee share incentive plan, share option plan or similar plan participated in by onshore individuals may be conducted only with the approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan, or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens, who are granted stock options or restricted share units or issued restricted shares by an overseas publicly listed company, are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with the SAFE or its authorized branch and to comply with a series of other procedures and requirements. We and our employees who are PRC citizens and have been granted stock options or restricted share units or issued restricted shares are subject to the Stock Option Rule. In February 2012, the SAFE approved our application to designate our PRC subsidiary AmazGame to handle registrations and other procedures required by the Stock Option Rule. If we and our PRC employees who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we and such employees may be subject to fines and other legal sanctions.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended in October 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Under the New CIT Law, effective January 1, 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 10%. The rate is reduced to 5% under tax treaties and arrangements between the PRC and certain other countries and administrative regions.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOC, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official Website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. The application of this new PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. (NASDAQ: SOHU). As of the date of this annual report, Sohu indirectly held approximately 68.0% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.5% of the total voting power in Changyou.

As of the date of this annual report, we operate our business primarily through the following wholly-owned subsidiaries:

•

Changyou.com (HK) Limited, or Changyou HK, incorporated in Hong Kong on August 13, 2007 as a direct wholly-owned subsidiary of Changyou. Changyou HK is our intermediate offshore holding company for our operations in China and overseas.

•	ICE Entertainment (HK) Limited, or ICE HK, incorporated in Hong Kong on July 17, 2007 and acquired by us in May 2010 as a direct wholly-owned subsidiary of Changyou HK.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, incorporated in the PRC on September 26, 2007 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, incorporated in the PRC on October 29, 2009 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	ICE Information Technology (Shanghai) Co., Ltd, or ICE Information, incorporated in the PRC on August 29, 2007 as a WFOE and acquired by us in May 2010 as a direct wholly-owned subsidiary of ICE HK.

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, incorporated in the PRC on April 22, 2010 as a direct wholly-owned subsidiary of AmazGame.

•

Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, incorporated in the PRC on April 30, 2009 and acquired by us in January 2011 as a direct wholly-owned subsidiary of Yang Fan Jing He.

•

Beijing Jingmao Film &Culture Communication Co., Ltd., or Beijing Jingmao, incorporated in the PRC on November 16, 2010 and acquired by us in January 2011 as a direct wholly-owned subsidiary of Shanghai Jingmao.

•	Shanghai Hejin Data Consulting Co., Ltd, or Shanghai Hejin, incorporated in the PRC on December 2, 2008 and acquired by us in January 2011 as a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Changyou.com (US) Inc., or Changyou US, incorporated in the United States on January 26, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com (UK) Co., Ltd., or Changyou UK, incorporated in the United Kingdom on July 3, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou My Sdn.Bhd, or Changyou Malaysia, incorporated in Malaysia on September 10, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Korea Limited, or Changyou Korea, incorporated in South Korea on January 7, 2010, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Gamepower (HK) Limited, or Gamepower HK, incorporated in Hong Kong on September 8, 2011 as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Webgames (HK) Limited, or Webgames HK, incorporated in Hong Kong on September 21, 2011 as a direct wholly-owned subsidiary of Changyou.

•	Kylie Enterprises Limited, or Kylie, incorporated in British Virgin Islands on October 30, 2003 and acquired by us in December 2011 as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com India Private Limited, or Changyou India, incorporated in India on March 11, 2011 as a direct subsidiary of Changyou HK and Changyou UK.

•	CHANGYOU BİLİŞİM HİZMETLERİ TİCARET LİMİTED ŞİRKETİ, or Changyou Turkey, incorporated in Turkey on September 29, 2011 as a direct subsidiary of Changyou HK and Changyou UK.

In order to comply with PRC laws restricting foreign ownership in the online game business in China, we conduct the operations of our online game business and our online advertising business in China through Gamease, Gamease’s majority-owned subsidiary 7Road, Guanyou Gamespace and Shanghai ICE, our VIEs, rather than through our subsidiaries, and all of our revenues are earned by and paid to Gamease (including indirectly from 7Road), Guanyou Gamespace and Shanghai ICE. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by Dewen Chen, our President and Chief Operating Officer. Mr. Wang and Mr. Chen are both PRC citizens. The equity interests in Shanghai ICE are owned by two Changyou employees, Runa Pi and Rong Qi, who are PRC citizens and each of whom holds 50%. Gamease currently holds 68.258% of the equity interests in 7Road and four of the founding shareholders of 7Road hold the remaining 31.742% of the equity interests in 7Road. 7Road is also treated as one of our VIEs.

Gamease, itself or through its majority-owned subsidiary 7Road, Guanyou Gamespace and Shanghai ICE hold the licenses and permits required to operate our business and are controlled by AmazGame, Gamespace and ICE Information, respectively, through a series of contractual arrangements. AmazGame, Gamespace and ICE Information undertake substantially all of our product development and technical support functions, which they provide to Gamease, Guanyou Gamespace and Shanghai ICE pursuant to contractual arrangements.

In May 2010, we acquired 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin, both of which primarily engage in the cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin and became the sole shareholder of these two companies.

In May 2011, our VIE Gamease acquired 68.258% of the equity interests of 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that is contingent upon the achievement of specified performance milestones through December 31, 2012. As a majority of 7Road is held directly by our VIE Gamease rather than by one of our subsidiaries, 7Road is also considered to be one of our VIEs for accounting purposes.

On December 15, 2011, we completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of $162.5 million. Under our acquisition agreement with Sohu, net profits of $1.3 million generated from our operation of the 17173 Business from December 16, 2011 to December 31, 2011 were for Sohu’s benefit rather than ours.

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

The following diagram illustrates our corporate structure as of the date of this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading online game developer and operator in China as measured by the popularity of our games TLBB and DDTank. We engage in the development, operation and licensing of online games, including MMOGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players, and Web-based games, which are played over the Internet using a Web browser. We also own and operate the 17173.com Website, one of the leading game information portals in China. We currently operate several MMOGs in China, including the in-house developed TLBB and DMD and other MMOGs that we have licensed from third parties. As of December 31, 2011, our MMOGs in China had approximately 175.5 million aggregate registered accounts. For the three months ended December 31, 2011, our MMOGs in China had approximately 1.2 million aggregate peak concurrent users, 3.2 million aggregate active paying accounts and average revenue per active paying account of RMB221. We also license DDTank, a Web-based game developed by our VIE 7Road, a majority of which we acquired in May 2011 through our VIE Gamease, to third-party operators in China and overseas. For the three months ended December 31, 2011, DDTank had approximately 41.9 million aggregate active accounts, 1.6 million aggregate active charging accounts and average revenue recognized per active charging account of RMB38.

TLBB was developed in-house by us, is popular in China and has won various game awards. TLBB is a martial arts MMORPG with 2.5D graphics that is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Since TLBB’s launch, we have regularly developed new content and released game updates in the form of expansion packs for the game. TLBB has won various awards in China, including the 2008 “Best Self-Developed Online Games (First Place)” award and the 2008 and 2009 “Most Liked Online Games by Game Players (First Place)” awards at the China Digital Entertainment Expo and Conference, or ChinaJoy. Its expansion packs, TLBB2 and TLBB3, won the 2010 “Most Liked Online Games by Game Players” award and the 2011 “Best Self-Developed Online Games” award, respectively, at ChinaJoy. To leverage the success of TLBB, we license the game to third-party operators overseas. TLBB is currently licensed to third-party operators in Vietnam, Taiwan, Hong Kong, Malaysia and Thailand. We also operate a modified version of TLBB in the U.S. and certain European countries.

Our Web-based game DDTank was developed in-house by our VIE 7Road and is a popular Q-style multi-player Web-based shooting game in China that has won various game awards. Players use keyboards to control tanks to compete with others, using different weapons to produce different firing effects. Since DDTank’s launch, we have regularly developed new content and released new versions of the game. DDTank is currently licensed to third-party operators in China, Vietnam, Malaysia, Taiwan, and Brazil. DDTank 2.4 version won the 2010 “Most Liked Web-based Games by Game Players” award at ChinaJoy.

We have several MMOGs and Web-based games in our pipeline with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline, include, among others, Tao Yuan and Shen Qu, which we and our VIE 7Road are developing in-house, and Battlefield Online, which we licensed from a third party.

We also own and operate the 17173.com Website, a leading game information portal in China that provides news, electronic forums and other information services on online games to game players. The 17173.com Website was launched in 2000 as the first online game information portal in China, and is a leading online destination for game players seeking information on games and feedback from other players on the Website’s message boards. With over 600 game zones and tens of millions of registered users supported by alliances with many thousands of Internet cafes, the 17173.com Website is one of the largest game information and community Websites in China and is widely recognized as a market leader among game Websites in China, with strong expertise in running the Website, building a game community and developing relationships with advertisers in the online game industry. As a result, the 17173.com Website is the marketing platform of choice for many online games, including our own. In addition, the 17173.com Website’s experienced game editors review and critique our games prior to launch, thereby improving the game quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website. The 17173.com Website won the “Best Game Media” award for eight consecutive years from 2004 to 2011 at the Annual Game Industry Awards Gala.

Sohu.com Inc., our controlling shareholder, has operated a leading Chinese Internet portal, www.Sohu.com, since 1998. Sohu had more than 360 million registered accounts as of December 31, 2011. We have benefited from Sohu’s strong brand recognition in China and large user base. Sohu’s trusted brand name in China provides us with a broad marketing reach. By marketing across Sohu’s Web domains and taking advantage of the Sohu Group’s single-user ID system that provides easy access to our games, we believe we have been able to tap into Sohu’s large user base to drive new users to our games. We intend to continue to leverage our relationships with Sohu in the development, marketing and operation of our games.

We operate our current games under the item-based revenue model, meaning game players can play our games for free, but may choose to buy prepaid game cards that are used to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks, to enhance the game-playing experience. For games that we operate, we sell our prepaid game cards to a range of regional distributors throughout China, who in turn sub-distribute them to numerous retail outlets, including Internet cafés and various Websites, newsstands, software stores, book stores and retail stores. We also directly sell game points to our game players through our online sales platform. For games that we license to third-party operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license.

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

Our revenues grew from $288.2 million for the year ended December 31, 2009 to $354.1 million for the year ended December 31, 2010, and to $484.6 million for the year ended December 31, 2011, and the net income attributable to Changyou.com Limited grew from $162.2 million to $194.7 million, and to $245.5 million during the same period. Our acquisitions of 7Road (through our VIE Gamease) and all of the equity interests in Shanghai Jingmao, and our consolidation of the financial statements of 7Road and Shanghai Jingmao, contributed to the growth of our revenues and net income attributable to Changyou.com Limited for the year ended December 31, 2011.

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

Factors Affecting Our Results of Operations

Our results of operations are affected by several key factors, including the following:

General economic conditions affecting the online game industry in China

We have benefited from general conditions typically affecting the online game industry in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending; the increasing use of the Internet with the growth of personal computers and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the teenage and young adult population, who are typically more inclined to play online games. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in our online game business, our online advertising, or our cinema advertising business or that if there is a slowdown, such slowdown will not have a negative effect on those businesses. For example, the Chinese economy experienced a slowing growth rate from the third quarter of 2007 through the first quarter of 2009 that resulted from the impact of the global crisis in the financial services and credit markets, appreciation of the RMB, and tightening macroeconomic measures and monetary policies adopted by the Chinese government aimed at preventing overheating of the Chinese economy and controlling China’s high level of inflation, and other such factors may lead in the future to decreases in the level of disposable income of our game players and negatively affect their spending on playing online games, as well as decreases in the advertising spending of our advertisers, who are typically other leading online game companies in China.

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

The popularity and timing of the launch of new games

We currently have several games in the pipeline, including, among others, Tao Yuan and Shen Qu, which we are developing in-house, and Battlefield Online, which we licensed from a third party. Our results of operations will be significantly affected by the timing of our new game launches and their popularity.

Product development and sales and marketing expenses

Developing and marketing a new online game and maintaining its popularity in the market requires a commitment of significant resources, including product development and sales and marketing expenses. We typically incur such expenses several quarters before such games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover our product development and marketing expenses. In addition, because our product development strategy is to focus on a limited number of high-quality games, the failure of a small number of these games could adversely impact our growth rate.

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

Any restrictions imposed by PRC law on payments from VIEs to our subsidiaries pursuant to contractual arrangements and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business.

We conduct substantially all of our operations through our VIEs, Gamease, 7Road, Guanyou Gamespace and Shanghai ICE, which generate substantially all of our revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, AmazGame, Gamespace and ICE Information, our subsidiaries in China, entered into a number of contracts with their corresponding VIEs, pursuant to which the VIEs pay the PRC subsidiaries for certain services that the PRC subsidiaries provide to their corresponding VIEs. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VATs, which effectively reduce the amount that we receive from the VIEs. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from the VIEs or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our operating results.

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

Our Revenues

The following table sets forth the revenues generated from our online games, online advertising and others revenues, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2009		2010		2011
	Amount (As restated)	% of Total Revenues (As restated)	Amount (As restated)	% of Total Revenues (As restated)	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Online game	267,585	92.8%	327,153	92.4%	435,512	89.9%
Online advertising	20,617	7.2%	26,953	7.6%	38,211	7.9%
Others	—	—	—	—	10,853	2.2%

Total revenues	288,202	100.0%	354,106	100.0%	484,576	100%

Online Game Revenues

Online game revenues include revenues from MMOG operations, Web-based games and overseas licensing.

MMOG operations

All of our MMOGs currently in operation in China are free to play games that generate revenues using the item-based revenue model through the sale of virtual items that enhance the game-playing experience. Game players can purchase virtual items, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, materials, skill books and fireworks by purchasing prepaid game cards or game points.

The following table sets forth certain operating data for our MMOGs in China for the periods indicated:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2011	2011	2011	2011

Aggregate Registered Accounts (in thousands)	116,529	131,893	159,041	175,502
Aggregate Peak Concurrent Users (1) (in thousands)	996	970	1,150	1,174
Quarterly Active Paying Accounts (2) (in thousands)	2,883	2,913	3,020	3,167
Quarterly Average Revenue Per Active Paying Account (3) (in RMB)	210	211	218	221

Our calculation of aggregate peak concurrent users, quarterly active paying accounts and quarterly average revenue per active paying account may not be comparable to similarly-named measures presented by other online game companies.

(1)	Aggregate Peak Concurrent Users refer to highest aggregate Peak Concurrent Users of the games for a day that occurs during the quarter.
(2)	Quarterly Active Paying Accounts refer to the number of accounts from which game points are utilized at least once during the quarter.
(3)	Quarterly Average Revenue Per Active Paying Account refers to our MMOG operations revenues during the quarter divided by the active paying accounts during the quarter.

Web-based game

We began generating Web-based game revenue after our VIE Gamease acquired 68.258% of the equity interests in 7Road in May 2011. 7Road is the developer and creator of DDTank, one of China’s most popular Web-based games. The game is free to play and generates revenues using the item-based revenue model through the sale of virtual items that enhance the game-playing experience. 7Road has licensed the game to third party operators who offer the game to users in China and other countries and administrative regions on their Websites or platforms.

The following table sets forth certain operating data for 7Road’s Web-based game for the periods indicated:

	For the Three Months Ended
	September 30,	December 31,
	2011	2011

Aggregate Active Accounts (1) (in thousands)	46,874	41,850
Quarterly Active Charging Accounts (2) (in thousands)	1,720	1,642
Quarterly Average Revenue Per Active Charging Account (3) (in RMB)	38	38

Our calculation of aggregate active accounts, quarterly active charging accounts and quarterly average revenue per active charging account may not be comparable to similarly-named measures presented by other online game companies.

(1)	Aggregate Active Accounts refers to registered accounts that were logged in at least once during the quarter.
(2)	Quarterly Active Charging Accounts refer to the number of active accounts that purchased virtual currency for use in the game during the quarter.
(3)	Quarterly Average Revenue Per Active Charging Account refers to as Web-based games revenues recognized for the quarter divided by the number of active charging accounts for the same quarter.

Overseas licensing

To leverage the success of our popular in-house developed games, we license our MMOGs to third-party operators in overseas countries or administrative regions. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products of the games.

Online Advertising Revenues

Online advertising revenues are generated from the 17173 Business, which provides online advertising services on our 17173.com Website. A contract is signed to establish a fixed price and the advertising services to be provided. Based on the contracts, the 17173 Business provides advertisement placements on its Websites and/or in different formats, including, among other things, banners, links, logos, buttons, rich media and content integration.

Others Revenues

Others revenues consist of cinema advertising revenues, which we began generating after we acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin and became the sole shareholder of these two companies in January 2011. We provide clients advertising placements on slots that are shown in theatres before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts with different theatres and film production companies.

Revenue Collection

Online Game Revenues

MMOG operations

We sell virtual and physical prepaid game cards to regional distributors, who in turn sub-distribute to retail outlets, including Internet cafés, various Websites, newsstands, software stores, bookstores and retail stores. We typically collect payment from our distributors upon delivery of our prepaid game cards, but only recognize revenues as the virtual items are consumed. We generally offer a sales discount to our prepaid game card distributors based on the popularity of our games. In 2008, we offered an initial sales discount at the rate of 15.0%, which has decreased to the current rate of 10.0%, effective as of January 2011. In addition, we offer a discount of 5.0% to our game players who directly purchase virtual prepaid game cards and game points from our online sales system. The sales discount represents the difference between the price at which we sell prepaid game cards to distributors or game players, as the case may be, and the face value of the prepaid game cards or the equivalent of game points.

We also offer rebates in the form of credits on future purchases of prepaid game cards to distributors of our prepaid game cards. Distributors of prepaid game cards will receive a credit on future purchases of our prepaid game cards in an amount equal to 1.0% to 3.0% of the discounted value of our prepaid game cards, provided that the distributors meet certain preset sales conditions. Historically, most of our distributors have met the conditions required to receive these credits. Credits are in the form of free prepaid game cards. We incur transaction costs of 0.1% to 0.4% of the face value of the virtual prepaid game cards or the equivalent of game points by using third-party payment platforms.

The current total discount and rebate rate we typically offer to all of our prepaid game card distributors is approximately 11.0% to 13.0% of the face value of our prepaid game cards. The total discount and transaction costs associated with game players’ use of third-party payment platforms is 5.1% to 5.4% of the face value of the virtual prepaid game cards or the equivalent of game points purchased.

Web-based game

7Road licenses the game DDTank to third party operators who offer the game to users in China and other countries on their Websites or platforms. 7Road’s game revenues consist of an initial license fee and ongoing revenue-based royalties. The initial license fee includes a fixed amount payable upon signing the license agreement and the ongoing revenue-based royalties are generally determined based on the amount charged to game players’ accounts. We typically receive ongoing revenue-based royalties on a monthly basis.

Overseas licensing

Our overseas licensing revenues consist of an initial license fee and ongoing revenue-based royalties. The initial license fee includes a fixed amount payable upon signing the license agreement and additional license fees payable upon achieving certain sales targets. The ongoing revenue-based royalties are generally determined based on the amount charged to game players’ accounts and sales of ancillary products of the game. We typically receive ongoing revenue-based royalties on a monthly basis.

Online Advertising Revenues

Online advertising revenues are generated from our operation of the 17173 Business, which provides online advertising services on our 17173.com Website. We sell advertising placements either through advertising agencies or directly to customers. We typically require customers to pay 6.4% to 10.0% of the contract amounts, upon entering into the contracts, as deposits to secure their obligations to us under the contracts. Such deposits reduce the receivables under the contracts, and are repayable on demand when a customer terminates its relationship with the 17173 Business.

Others Revenues

Others revenues consist of cinema advertising revenues generated by Shanghai Jingmao and its affiliate. We sell cinema advertising slots primarily through advertising agencies. Fees for services performed generally are recognized based on progress in relation to an agreed-upon advertising schedule.

Revenue Recognition

Online Game Revenues

Online game revenues include our MMOG operations, Web-based game and overseas licensing revenues.

MMOG operations

We earn revenues through providing MMOGs to players pursuant to the item-based revenue model. Under the item-based model, the basic game play functions are free of charge and players are charged for purchases of in-game virtual items.

MMOG operations revenues are collected by our VIEs through the sale of our prepaid cards, which it sells in both virtual and physical forms to third-party distributors and players. Proceeds received from sales of prepaid cards are initially recorded as receipts in advance from customers and, upon activation or charge of the prepaid cards, are transferred from receipts in advance from customers to deferred revenues. As we do not have control of, and generally do not know, the ultimate selling price of the prepaid cards sold by distributors, net proceeds from distributors form the basis of revenue recognition.

Under the item-based revenue model, revenue is recognized over the estimated lives of the virtual items purchased or when the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of our recording of revenues would be impacted.

Revenues are recorded net of business tax, discounts and rebates to distributors.

Prepaid cards will expire two years after the date of card production if they have never been activated. The proceeds from expired prepaid cards are recognized as revenue upon expiration of the cards.

Once the prepaid cards are activated and credited to a player’s personal game account, they will not expire as long as the personal game account remains active. We are entitled to terminate a player’s personal game account if it has been inactive for a period of 180 consecutive days. The unused balances in an inactive player’s personal game account are recognized as revenues when the account is terminated.

For the years ended December 2009, 2010 and 2011, we recognized revenues in connection with expired un-activated prepaid cards and unused balances of activated prepaid cards in an inactive account of approximately $236,000, $712,000 and $964,000, respectively.

Web-based game

As a result of the 7Road acquisition, we generated Web-based game revenues for the first time in 2011. 7Road’s Web-based game, DDTank, is designed to be operated under the item-based revenue model. 7Road has licensed the game to third party operators who offer the game to users in China and other countries on their Websites or platforms. The licensing agreements provide for two revenue streams, an initial fixed license fee and a monthly revenue-based royalty. Since 7Road is required to provide when-and-if-available upgrades to the licensees during the license period, the initial license fee is recognized ratably as revenue over the license period. Since the third party operator is the party that signs the user agreement with its users and is responsible for its users’ experience on its Websites or platforms, 7Road is not the primary obligor, and the net revenue-based royalty paid by the third party operator is recorded as revenue.

For arrangements where the game is hosted on the operators’ servers, revenue is recognized upon the conversion of the virtual currency of the operators to the game coins of 7Road, as 7 Road’s remaining obligation is deemed to be inconsequential and perfunctory.

For arrangements where the game is hosted on 7Road’s servers, revenue is recognized when virtual items purchased are consumed or over the estimated lives of the virtual items, as 7Road is obliged to provide on-going services to users and its remaining obligation is deemed not to be inconsequential and perfunctory after the conversion of the virtual currency of the operators to the game coins of 7Road. Therefore, revenue is recognized when the game service is delivered to the game players, which occurs when the virtual items are consumed and/or amortized over the virtual items’ estimated useful lives.

The relevant PRC tax authorities have determined that 7Road’s game revenues are subject to 17% Value Added Tax (“VAT”), and that 7Road is entitled to a 14% VAT refund immediately upon the filing of its VAT returns, with the result that 7Road’s net VAT rate is only 3%. 7Road has adopted gross presentation for VAT, by which VAT is included in revenues and cost of revenues, because 7Road considers its 17% VAT obligation and its entitlement to a 14% VAT refund as one integrated preferential VAT policy. The amount of the net VAT cost for Web-based game revenues was $313,000 for the year ended December 31, 2011.

The related surcharges are recognized in cost of revenue when the revenue is earned.

Overseas licensing

We enter into licensing arrangements with overseas licensees to operate our MMOGs in other countries or administrative regions. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products of the games. The initial license fee is based on both a fixed amount and additional amounts receivable upon the game’s achieving certain sales targets. Since we are obligated to provide post-sales services such as technical support and provision of updates and when-and-if-available upgrades to the licensees during the license period, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period. The fixed amount of the initial license fee is recognized ratably over the remaining license period from the launch of the game and the additional amount is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly revenue-based royalty fee is recognized when relevant services are delivered, provided that collectability is reasonably assured.

Online Advertising Revenues

Online advertising revenues are generated from the 17173 Business. Online advertising revenue is recognized after deducting agent rebates and applicable business tax.

For online advertising revenues, a contract is signed to establish the fixed price and advertising services to be provided. Based on the contracts, the 17173 Business provides advertisement placements on its Websites and/or in different formats, including but not limited to banners, links, logos, buttons, rich media and content integration.

To determine the method of recognition of online advertising revenue, prior to entering into contracts, management makes a credit assessment of the customer to assess the collectability of the contract. For those contracts for which the collectability is determined to be reasonably assured, revenue is recognized ratably over the period during which the advertising services are provided and when all revenue recognition criteria are met. For those contracts for which the collectability is determined not to be reasonably assured, revenue is recognized only when the cash is received and all other revenue recognition criteria are met.

Before 2011, the 17173 Business treated multiple deliverable elements of advertising contracts as a single unit of accounting for revenue recognition purposes. On January 1, 2011, in accordance with ASU No.2009 -13, the 17173 Business began to treat advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and to recognize revenue on a periodic basis during the contract periods when each deliverable service was provided. Since the contract price is for all the deliverables under an advertising contract, the 17173 Business allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No.2009 -13. The 17173 Business first uses vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, the 17173 Business uses third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, the 17173 Business uses management’s best estimate of the selling price for the deliverable.

Others Revenues

Others revenues are composed of cinema advertising revenues.

For cinema advertising revenues, a contract is signed with the advertiser to establish a fixed price and specify advertising services to be provided. Based on the contracts, we provide advertisement placements in advertising slots to be shown in theatres before the screening of movies.

Revenue from cinema advertising is recognized when all the recognition criteria are met. Depending on the terms of a customer contract, fees for services performed can be recognized according to two principal methods: proportional performance or straight line.

(1) Proportional performance method: Fees are generally recognized based on a percentage of the advertising slots actually delivered where the fee is earned on a-per advertising slot placement basis.

(2) Straight line method: Fees are recognized on a straight line basis over the contract period when the fee is not paid based on the number of advertising slots actually delivered.

Cost of Revenues

Cost of online game revenues consists primarily of salary and benefits, revenue-based royalty payments to the game developers, bandwidth leasing charges, amortization of licensing fees, depreciation expenses, business taxes and value-added taxes, which primarily arise from the revenues that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace, respectively, and other direct costs.

Cost of online advertising revenues mainly consists of salary and benefits, bandwidth leasing costs, depreciation expenses, and advertising design cost.

Cost of others revenues mainly consists of payments to theatres and film production companies for pre-film screening advertising slots.

Total cost of revenues increased to $67.5 million for the year ended December 31, 2011 compared to $33.0 million and $19.9 million, respectively, for the years ended December 31, 2010 and 2009. The increase in cost of revenues is primarily due to an increase in salary and benefits expenses, bandwidth leasing and communication costs, depreciation of computer equipment (including servers), revenue-based royalty for our licensed games and PRC business taxes and VAT that AmazGame and Gamespace pay on the revenues that they derive from their contractual arrangements with Gamease and Guanyou Gamespace, respectively, as a result of continued growth of TLBB and launching of new games. We expect the cost of revenues will increase in the future as we continue to expand our game portfolio.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles via acquisitions of businesses. Share-based compensation expenses are included in product development expenses, sales and marketing expenses, and general and administrative expenses. We expect that our operating expenses will increase in the future as we expand our research and development workforce to design and develop not only new MMOGs and Web-based games, but also social networking games and mobile games, in addition to rolling out our plan to transform the 17173.com Website into a one-stop-shop platform for online game players in China. Further, we plan to carry out more marketing activities to promote our existing and new online game products and the 17173 Business.

The following table sets forth our product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles via acquisitions of businesses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2009		2010		2011
	Amount (As restated)	% of Total Revenues (As restated)	Amount (As restated)	% of Total Revenues (As restated)	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	28,864	10.0%	39,893	11.3%	52,238	10.8%
Sales and marketing	36,348	12.6%	39,211	11.1%	49,893	10.3%
General and administrative	20,052	7.0%	19,558	5.5%	29,684	6.1%
Goodwill impairment, impairment of intangibles via acquisitions of businesses	—	—	—	—	5,420	1.1%

Total	85,264	29.6%	98,662	27.9%	137,235	28.3%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, of personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses increased to $52.2 million for the year ended December 31, 2011 compared to $39.9 million and $28.9 million, respectively, for the years ended December 31, 2010 and 2009. The increase in such expenses is primarily due to our increased research and development workforce in 2011 Product development expenses constituted 10.8%, 11.3% and 10.0% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits expenses, including share-based compensation expenses, of our sales and marketing personnel. Sales and marketing expenses increased to $49.9 million for the year ended December 31, 2011 compared to $39.2 million and $36.3 million for the years ended December 31, 2010 and 2009. This increase was primarily due to an increase in salary and benefits from the expansion of our sales and marketing team in 2011. Sales and marketing expenses constituted 10.3%, 11.1%, and 12.6% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, for management, finance and administrative personnel, and professional service fees, such as audit fees and fees for tax consultation. General and administrative expenses increased to $29.7 million for the year ended December 31, 2011 compared to $19.6 million and $20.1 million for the years ended December 31, 2010 and 2009. This increase was primarily due to an increase in salary and benefits from the expansion of our management team in 2011. General and administrative expenses constituted 6.1%, 5.5% and 7.0% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively.

Goodwill impairment and impairment of intangibles via acquisitions of businesses

We incurred an impairment loss of $5.4 million for the year ended December 31, 2011, which primarily comprised impairment of goodwill in the amount of $5.2 million arising from our acquisition in the cinema advertising business, which was fully impaired, and impairment of an acquired tradename in the amount of $0.2 million.

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

On January 15, 2009, 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares were issued to Mr. Wang out of Sohu’s equity interest.

The difference between the fair values, or the Incremental Fair Value, of the 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares granted to Mr. Wang and Mr. Wang’s contingent right in the Sohu subsidiary is accounted for by us as share-based compensation. Because the terms of the issuance of the ordinary shares and restricted shares had been approved by us and were communicated to and agreed with Mr. Wang as of January 2, 2008, that date was deemed as the grant date under U.S. GAAP and, accordingly, the Incremental Fair Value was determined as of that date. The portion of the Incremental Fair Value related to the 7,000,000 Class B ordinary shares, equal to $1.8 million, was recognized as share-based compensation expenses included in product development expenses for the three months ended March 31, 2008. As a result of the modification of the vesting terms of the 8,000,000 Class B restricted shares on April 21, 2008, the portion of the Incremental Fair Value related to those shares, equal to $7.0 million, was determined as of that date and is accounted for by us as share-based compensation over the vesting period starting from the date of the modification, following the accelerated basis of attribution. Share-based compensation expense relating to the 8,000,000 Class B restricted shares, which was $3.0 million for the period from April 21, 2008 to December 31, 2008, $2.3 million for the year ended December 31, 2009, $1.2 million for the year ended December 31, 2010, and $0.5 million for the year ended December 31, 2011 was included as share-based compensation expenses included in product development expenses. The Incremental Fair Values were determined using the discounted cash flow method.

In April 2008, our Board of Directors approved and we communicated to our executive officers other than the CEO and to certain employees, various grants of restricted shares and restricted share units. Pursuant to these approvals, on January 15, 2009, we issued to our executive officers other than the CEO an aggregate of 1,800,000 Class B restricted shares and we issued to certain of our key employees an aggregate of 940,000 restricted share units (settleable in Class B ordinary shares). On March 13, 2009, we exchanged the 1,800,000 Class B restricted shares held by executive officers other than the CEO for Class B restricted share units which have the same vesting and other terms as applied to the Class B restricted shares. The vesting of the restricted share units was contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and is otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. As of December 31, 2011, of these 2,740,000 restricted share units granted 2,030,000 restricted share units are vested, of which 225,000 restricted share units have not been settled. The grant date fair value of the awards is recognized in our consolidated statements of operations starting from the date when the vesting conditions became probable, which occurred upon the completion of our initial public offering. The fair values of these awards, which total $5.4 million, were determined using the discounted cash flow method. Share-based compensation expense relating to these 2,740,000 restricted share units, which was $4.1 million, $0.9 million and $0.4 million, respectively, for the years ended December 31, 2009, 2010 and 2011, following the accelerated basis of attribution, were included in operating expenses.

On February 17, 2009, we granted an aggregate of 456,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value of these restricted share units, which is $3.6 million, was determined using our initial public offering price. The vesting of the restricted share units is contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and such restricted shares are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 17, 2009. Share-based compensation expense relating to these restricted share units, which was $1.4 million, $1.0 million and $0.6 million, under an estimated forfeiture rate of 10%, for the years ended December 31, 2009, 2010 and 2011, was included in operating expenses. As of December 31, 2011, 84,750 Class A restricted share units of such 456,000 Class A restricted share units to certain of our employees were forfeited.

On April 21, 2009, we granted an aggregate of 1,200,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than our CEO. The fair value of these restricted share units, which is $14.9 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on April 21, 2009. Share-based compensation expense relating to these restricted share units, which was $5.4 million, $5.2 million and $2.7 million, respectively, for the years ended December 31, 2009, 2010 and 2011, was included in operating expenses, following the accelerated basis of attribution.

For the years ended December 31, 2010 and 2011, we granted an aggregate of 27,000 and 252,200, respectively, Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value of these restricted share units, in an aggregate amount of $4.0 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on the grant date. Share-based compensation expense relating to these restricted share units for the years ended December 31, 2010 and 2011 of $0.1 million and $0.8 million, respectively, based on an estimated forfeiture rate of 10%, was included in operating expenses following the accelerated basis of attribution. As of December 31, 2011, 8,000 Class A restricted share units of such 279,200 Class A restricted share units that had been granted to certain of our employees had been forfeited.

For the year ended December 31, 2010 and 2011, the Company granted 40,000 and 20,000, respectively, Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees of the 17173 Business, which was then owned and operated by Sohu, for their involvement in the provision of certain online game links and advertising services to us on Sohu’s Websites. These Class A restricted share units are subject to vesting over a four-year period commencing on the grant date. Since we completed the acquisition from Sohu of certain assets associated with the 17173 Business in December, 2011, we have accounted for the Class A restricted share units granted to employees of the 17173 Business as share awards granted to our employees. Share-based compensation expense relating to these restricted share units for the years ended December 31, 2010 and 2011 in the amount of $0.1 million and $0.5 million, respectively, was included in operating expenses following the accelerated basis of attribution.

Share-based compensation expenses recorded for the year ended December 31, 2011 were $6.1 million compared to $9.6 million and $13.5 million for the year ended December 31, 2010 and 2009, and include share-based compensation paid by us to our executive officers and other employees, allocated share-based compensation paid by Sohu to Sohu’s senior management who provided services to both Sohu and the 17173 Business prior to our acquisition of the 17173 Business, and share-based compensation related to options and restricted share units granted by Sohu to our employees. These share-based compensation expenses have been allocated to (i) cost of revenues, (ii) sales and marketing expenses, (iii) general and administrative expenses and (iv) product development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2011, there was $41,000 of unrecognized share-based compensation cost related to the 8,000,000 unvested Class B restricted shares granted to our CEO in January 2009, $20,000 of unrecognized share-based compensation cost related to the 1,800,000 unvested Class B restricted share units granted to our executive officers other than our CEO in April 2008 (whose Class B restricted shares were exchanged for Class B restricted share units (settleable in Class B ordinary shares) on March 13, 2009), $11,000 of unrecognized share-based compensation cost related to the 940,000 unvested Class B restricted share units granted to certain of our key employees in April 2008, $0.3 million of unrecognized share-based compensation cost related to the 456,000 unvested Class A restricted share unites granted to certain of our employees in February 2009, net of estimated forfeitures, $1.6 million of unrecognized share-based compensation cost related to the 1,200,000 unvested Class A restricted share unites granted to executive officers other than our CEO in April 2009, $2.7 million of unrecognized share-based compensation cost related to the 279,200 unvested Class A restricted share unites granted to certain employees in 2010 and 2011, net of estimated forfeitures, and $0.5 million of unrecognized share-based compensation cost related to the 60,000 unvested Class A restricted share unites granted to 17173 Business employees in both 2010 and 2011.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Under the current Hong Kong Inland Revenue Ordinance, entities incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong.

PRC Corporate Income Tax

Prior to January 1, 2008, our operating entities based in the PRC were governed by the Foreign Invested Enterprise and Foreign Enterprise Income Tax Law of the PRC and the Interim Enterprise Income Tax Regulation (the “Previous Income Tax Law and Rules”). Pursuant to the Previous Income Tax Law and Rules, PRC enterprises were generally subject to Corporate Income Tax (the “CIT”) at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain NHTEs, on PRC taxable income. Furthermore, NHTEs were exempted from PRC state income tax for three years, beginning with their first year of operations, and were entitled to a 50% tax reduction, to a rate of 7.5%, for the subsequent three years and 15% thereafter. During the years ended December 31, 2006 and 2007, most of our operations in the PRC were subject to an applicable tax rate of 7.5% or were exempted from income tax as NHTEs.

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

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for NHTEs which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that NHTEs previously qualified under the Previous Income Tax Laws and Rules as of December 31, 2007 could retain their previous status as an NHTE, and could enjoy a preferential tax rate under the New CIT Law, on condition that they were re-approved for NHTE status under new regulations released on April 14, 2008 and on July 8, 2008. Both AmazGame and Gamease were approved as NHTEs, and each of them is therefore eligible for the preferential tax rate under the New CIT Law. For the tax years 2012 and 2013, AmazGame and Gamease will be subject to an applicable tax rate of 15%. In order to continue enjoy the preferential tax rate applicable to NHTEs, both AmazGame and Gamease will be required to make record filings with the local tax bureau every three years.

Pursuant to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, AmazGame and Gamease qualified as Software Enterprises which were subject to 0% income tax rate for the 2008 fiscal year and a 50% tax reduction to a rate of 12.5% for the 2009 fiscal year through the 2011 fiscal year. In addition, Gamespace, Guanyou Gamespace, ICE Information, and Shanghai ICE qualify as Software Enterprises and will be entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years. Gamease’s majority-owned subsidiary 7Road qualified as a Software Enterprise in 2009, and became entitled to an income tax exemption for the 2009 and 2010 fiscal years and a 50% tax reduction for the 2011 fiscal year through the 2013 fiscal year.

We are subject to withholding taxes on the initial license fees and ongoing revenue-based royalties received from our licensees in various jurisdictions outside of the PRC. We recognize such foreign withholding taxes as income tax expense when related revenue of initial license fees and ongoing revenue-based royalties are recognized. Income tax expense related to such withholding taxes was $0.9 million, $1.0 million and $1.5 million, respectively for the years ended December 31, 2009, 2010 and 2011.

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

PRC Business Tax and VAT

We currently operate and distribute our online games via Gamease, 7Road, Guanyou Gamespace and Shanghai ICE in China. Gamease, Guanyou Gamespace and Shanghai ICE are subject to PRC business tax at the rate of 5% and related surcharges of 0.5% on the revenues from game operations. 7Road, which is treated as one of our VIEs because it is majority-owned by our VIE Gamease, primarily engages in Web-based game development and operations through licensees and is subject to PRC value-added tax, or VAT, at a net effective rate of 3% and a related surcharge of 0.4% on its revenue. We are subject to an additional culture construction fee surcharge of 3% on revenues from our online advertising and cinema advertising businesses. Business tax and the related surcharges are recognized when the revenue is earned.

Our Business Tax and VAT obligations changed effective January 1, 2012 pursuant to notices enacted by local tax bureaus, with our entities incorporated in Beijing being required to pay higher surcharges, of 0.6%, on its revenues for the year ended December 31, 2012. In addition, effective January 1, 2012 Shanghai ICE and Shanghai Jingmao will be required to pay VAT, instead of business tax, which we expect will reduce the overall tax burden for both companies.

Our PRC subsidiaries AmazGame, Gamespace and ICE Information pay business tax and VAT on the revenues that they derive from their contractual arrangements with Gamease, Guanyou Gamespace and Shanghai ICE for services provided or products sold to those companies. We account for such business tax and VAT as a component of our cost of revenues.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, appearing elsewhere in this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, mezzanine equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe disclosing the basis of presentation and consolidation, accounting for the recognition of revenues, the determination of share-based compensation expense, the determination of the fair value of identifiable assets and liabilities acquired through business combination, the determination of the fair value of contingent consideration, the determination of the fair value of mezzanine equity, the determination of segment aggregation, the assessment of income tax and valuation allowances against deferred tax assets, determination of allowance of doubtful accounts, the assessment of impairment of intangible assets, fixed assets, other assets, equity investments and goodwill and the determination of functional currencies represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation and Consolidation

Our consolidated financial statements have been prepared on a historical cost basis to reflect our financial position and results of operations in accordance with U.S. GAAP and on a going concern basis.

The consolidated financial statements include the financial statements of Changyou.com Limited and its controlled operating entities, including subsidiaries and VIEs. All inter-company balances and transactions within the Changyou group have been eliminated on consolidation.

Because of our acquisition on December 15, 2011 of certain assets and the business operations of the 17173 Business, which is under common control by Sohu with us, our consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 incorporate the results of operations of the combining entities and businesses as to which the common control combination occurred as if the combining entities and businesses had been combined from the date when they first came under the control of Sohu, the controlling party. Our financial statements as of and for the years ended December 31, 2009 and 2010 have been restated accordingly.

Certain acquired assets of the combining entities and businesses were combined using the existing book values from the perspective of Sohu, the controlling party. No amount was recognized in consideration of goodwill or for the excess of our interest in the net fair value of the 17173 Business’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of Sohu’s interest.

ASC 805-50 provides that consolidated statements of comprehensive income should include the results of each of the combining entities and businesses from the earliest date presented or, if more recent, from the date when the combining entities and businesses first came under common control, regardless of the date of the common control combination.

Online Game Revenues

MMOG operations

We earn revenue through providing MMOGs to players pursuant to the item-based revenue model. Under the item-based model, the basic game play functions are free of charge and players are charged for purchases of in-game virtual items.

Game operations revenues are collected by our VIEs through the sale of our prepaid cards, which we sell in both virtual and physical forms to third-party distributors and players. Proceeds received from sales of prepaid cards are initially recorded as receipts in advance from customers and, upon activation or charge of the prepaid cards, are transferred from receipts in advance from customers to deferred revenues. As we do not have control of, and generally do not know, the ultimate selling price of the prepaid cards sold by distributors, net proceeds from distributors form the basis of revenue recognition.

Under the item-based revenue model, revenue is recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing in which we record our revenues would be impacted.

Revenues are recorded net of business tax, discounts and rebates to distributors.

Prepaid cards will expire two years after the date of card production if they have never been activated. The proceeds from the expired game cards are recognized as revenue upon expiration of cards.

Once the prepaid cards are activated and credited to a player’s personal game account, they will not expire as long as the personal game account remains active. We are entitled to suspend and close a player’s personal game account if it has been inactive for a period of 180 consecutive days. The unused balances in an inactive player’s personal game account are recognized as revenues when the account is suspended and closed.

For the years ended December 2009, 2010 and 2011, we recognized revenues in connection with expired un-activated prepaid cards and unused balances of activated prepaid cards in inactive accounts of approximately $236,000, $712,000 and $964,000, respectively.

Web-based game

As a result of the 7Road acquisition, we generated Web-based game revenues for the first time in 2011. 7Road’s Web-based game, DDTank, is designed to be operated under the item-based revenue model. 7Road has licensed the game to third party operators who offer the game to users in China and other countries on their Websites or platforms. The licensing agreements provide for two revenue streams, an initial fixed license fee and a monthly revenue-based royalty. Since 7Road is required to provide when-and-if-available upgrades to the licensees during the license period, the initial license fee is recognized ratably as revenue over the license period. Since the third party operator is the party that signs the user agreement with its users and is responsible for its users’ experience on its Websites or platforms, 7Road is not the primary obligor, and the net revenue-based royalty paid by the third party operator is recorded as revenue. For arrangements where the game is hosted on the operators’ servers, revenue is recognized upon the conversion of the virtual currency of the operators to the game coins of 7Road, as 7 Road’s remaining obligation is deemed to be inconsequential and perfunctory.

For arrangements where the game is hosted on the operators’ servers, revenue is recognized upon the conversion of the virtual currency of the operators to the game coins of 7Road, as 7Road is obliged to provide on-going services to users and its remaining obligation is deemed to be inconsequential and perfunctory.

For arrangements where the game is hosted on 7Road’s servers, revenue is recognized when virtual items purchased are consumed or over the estimated lives of the virtual items, as 7Road’s remaining obligation is deemed not to be inconsequential and perfunctory after the conversion of the virtual currency of the operators to the game coins of 7Road. Therefore, revenue is recognized when the game service is delivered to the game players, which occurs when the virtual items are consumed and/or amortized in the related benefit periods.

The relevant PRC tax authorities have determined that 7Road’s game revenues are subject to 17% VAT, and that 7Road is entitled to a 14% VAT refund immediately upon the filing of its VAT returns, with the result that 7Road’s net VAT rate is only 3%. 7Road has adopted gross presentation for VAT, by which VAT is included in revenues and cost of revenues, because 7Road considers its 17% VAT obligation and its entitlement to a 14% VAT refund as one integrated preferential VAT policy. The amount of the net VAT cost for Web-based game revenues was $313,000 for the year ended December 31, 2011.

The related surcharges are recognized in cost of revenue when the revenue is earned.

Overseas licensing

We enter into licensing arrangements with overseas licensees to operate our MMOGs in other countries or administrative regions. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products of the games. The initial license fee is based on both a fixed amount and additional amounts receivable upon the game’s achieving certain sales targets. Since we are obligated to provide post-sales services such as technical support and provision of updates and when-and-if-available upgrades to the licensees during the license period, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period. The fixed amount of the initial license fee is recognized ratably over the remaining license period from the launch of the game and the additional amount is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly revenue-based royalty fee is recognized when relevant services were delivered, provided that collectability is reasonably assured.

Online Advertising Revenues

Online advertising revenues are generated from the 17173 Business. Online advertising revenues are recognized after deducting agent rebates and applicable business tax.

For online advertising revenues, a contract is signed to establish a fixed price and the advertising services to be provided. Based on the contracts, the 17173 Business provides advertisement placements on its Websites and/or in different formats, including, among other things, banners, links, logos, buttons, rich media and content integration.

To determine the method of recognition of online advertising revenue, prior to entering into contracts, management makes a credit assessment of the customer to assess the collectability of the contract. For those contracts for which collectability is determined to be reasonably assured, revenue is recognized ratably over the period during which the advertising services are provided and when all revenue recognition criteria are met. For those contracts for which collectability is determined to not be reasonably assured, revenue is recognized only when the cash is received and all other revenue recognition criteria are met.

Before 2011, the 17173 Business treated multiple deliverable elements of advertising contracts as a single unit of accounting for revenue recognition purposes. On January 1, 2011, in accordance with ASU No.2009 -13, the 17173 Business began to treat advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and to recognize revenue on a periodic basis during the contract periods when each deliverable service was provided. Since the contract price is for all the deliverables under an advertising contract, the 17173 Business allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No.2009 -13. The 17173 Business first uses vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, the 17173 Business uses third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, the 17173 Business uses management’s best estimate of the selling price for the deliverable.

Others Revenues

For cinema advertising revenues, a contract is signed with the advertiser to establish a fixed price and specify advertising services to be provided. Based on the contracts, we provide advertisement placements in advertising slots to be shown in theatres before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts with different theatres and film production companies.

Revenue from cinema advertising is recognized when all the recognition criteria are met. Depending on the terms of a customer contract, fees for services performed can be recognized according to two principal methods: proportional performance or straight line.

(1) Proportional performance method: Fees are generally recognized based on a percentage of the advertising slots actually delivered where the fee is earned on a per-advertising slot placement basis.

(2) Straight line method: Fees are recognized on a straight line basis over the contract period when the fee is not paid based on the number of advertising slots actually delivered.

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

Determining the fair value of ordinary shares requires complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time of the grants.

Because at the time of the grants our business was at a different stage of its product life cycle than that of the publicly listed companies in the online game industry, it was concluded that a market comparison approach would not have been meaningful in determining the fair value of our ordinary shares. As a result, we used the income approach/discounted cash flow method to derive the fair values. We applied the discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the respective valuation dates. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions we used in deriving the fair value of our ordinary shares were consistent with the assumptions used in developing our MMORPG business plan, which included no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the appropriate discount rates to be 22% as of the January 2008 valuation date and 23% as of the April 2008 valuation date.

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. To determine the discount for lack of marketability, we used the Black-Scholes option pricing model. Pursuant to the Black-Scholes option pricing model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. Based on the foregoing analysis, we used a DLOM of 19% to discount the value of our ordinary shares as of the January 2008 and April 2008 valuation dates.

Because there was no evidence to indicate that there would be a disproportionate return between majority and minority shareholders, we did not apply a minority discount. As a result, it was concluded that our fair value as a going concern was $136 million as of the January 2008 valuation date and $198 million as of the April 2008 valuation date.

In determining the fair value of our restricted share units granted in 2009 before our initial public offering, the fair value of the underlying shares was determined based on the offering price of ADSs in the offering. In determining the fair value of restricted share units granted after the initial public offering, the fair value was determined based on the market price of our ADSs on the grant dates.

In determining the fair value of share options granted by Sohu to our employees, we applied the Black-Scholes valuation model. Restricted share units granted by Sohu to our employees were measured based on the fair market value of the underlying stock on the dates of grants.

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

For the years ended December 31, 2011, 2010 and 2009, our share-based compensation expenses amounted to $6.1 million, $9.6 million and $13.5 million, respectively.

Determination of the Fair Value of Contingent Consideration

The acquisition of 7Road includes a contingent consideration arrangement that requires additional consideration to be paid by us based on the future financial performance of 7Road through December 31, 2012. The range of the undiscounted amounts we could pay under the contingent consideration agreement is between $nil and $32.76 million. The fair value of the contingent consideration of $28.05 million recognized on the acquisition date was estimated by an independent valuation firm, with the income approach applied. There was no indemnification assets involved. As of December 31, 2011, based on actual 7Road performance in 2011, we recorded a consideration payable of 13.1 million in other accrued liabilities and recorded a contingent liability of $16.7 million, which will be adjusted based on 7Road performance of 2012.

Mezzanine Equity

On May 11, 2011, we, through Gamease, acquired 68.258% of the equity interests in 7Road and began to consolidate 7Road’s financial statements on June 1, 2011.

Mezzanine equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in 7Road to us at a pre-determined price if 7Road achieves specified performance milestones in the coming three years and certain circumstances occur. The put option will expire in 2014. Since the occurrence of the sale is not solely within our control, we classify the non-controlling interest as mezzanine equity instead of permanent equity in our consolidated financial statements.

In accordance with ASC subtopic 480-10, we calculate, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii).

Determination of Segment Aggregation

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker, or the CODM, or a decision making group, in deciding how to allocate resources and in assessing performance. Our CODM is our chief executive officer.

Before 2011, we principally engaged in the development, operation and licensing of MMOGs and operated and managed this business as a single segment. In 2011, we expanded our business by acquisitions in the Web-based game, online advertising and cinema advertising businesses, and generated revenues from the operations of such businesses. With the goal of optimizing the management of operations, our CODM separately reviewed key information of each of four operating segments consisting of MMOG, Web-based game, online advertising and cinema advertising. We concluded that the MMOG and Web-based game segments have similar economic characteristics and meet all of the aggregation criteria that are required under ASC280 to aggregate identified operating segments. Hence we aggregated MMOG and Web-based game segments as one reportable segment under online game.

Determination of Allowance of Doubtful Accounts

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including but not limited to reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if our customers are unable to make payments due to their deteriorating financial conditions.

Income Tax and Valuation Allowance Against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

Subsequent to 2006, the majority of our deferred tax assets resulted from the differences between the book and tax bases of assets transferred as part of the reorganization of the MMORPG business and tax benefits from share-based compensation. As of December 31, 2007, we had recorded a full allowance against our gross deferred tax assets based on the following factors: (1) we were in a net loss position until 2007 and had no historical track record of profits to utilize the deferred tax assets; (2) uncertainty related to our entitlement to preferential tax treatment based on the new tax laws; (3) intense competition leading to uncertain success. In the years ended December 31, 2008 and 2009, we reversed the allowance previously recorded and recognized deferred tax assets to the extent such deferred tax assets are expected to be realized for certain subsidiaries. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment would be made to the deferred tax assets that would increase income for the period. If events were to occur in the future that would require us to realize less of our deferred tax assets than the presently recorded amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. As of December 31, 2011, 2010 and 2009, our net deferred tax assets were $3.6 million, $2.7 million and $1.7 million, respectively, resulting from temporary differences between accounting and tax basis.

Assessment of Impairment for Long-lived Assets, Equity Investments and Goodwill

Our long-lived assets include intangible assets, fixed assets and other assets.

Intangible assets mainly comprise definite-lived intangible assets, including operating rights of licensed games, computer software purchased from unrelated third parties, developed technologies and cinema advertising slot rights, and indefinite-lived intangible assets, including trade names, which are separable from fixed assets. We amortize the cost of intangible assets over their expected future economic lives. Fixed assets mainly comprise office building, computer equipment (including servers) and leasehold improvements, and are depreciated over the estimated useful lives of the assets on a straight-line basis. Other assets mainly represent prepayment for the purchase of an office building under construction. Management’s judgment is required in the assessment of the economic lives of intangible assets and useful lives of the fixed assets and other assets. Based on the existence of one or more indicators of impairment, we measure any impairment of intangible assets, fixed assets and other assets based on a projected discounted cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our business model. An impairment charge would be recorded if we determined that the carrying value of intangible assets, fixed assets or other assets may not be recoverable. Our estimates of future cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors. As of December 31, 2011 and 2010, our impairment for intangible assets was $3.8 million and $2.9 million, respectively.

We continually review our investments in an investee to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near-term prospects of the investee. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies. For the years ended December 31, 2011, 2010 and 2009, our impairment losses for equity investments were $0.6 million, $nil and $nil, respectively.

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and VIEs.

We test goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss should be recognized in an amount equal to that excess. The goodwill impairment losses for the years ended December 31, 2009, 2010 and 2011 were $nil, $nil and $5.2 million, respectively.

Short-term Investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in our consolidated statements of comprehensive income. To estimate fair value, we refer to the quoted prices of similar products provided by banks at the end of each period. We classify the valuation techniques that use these inputs as Level 2 of fair value measurement. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2010 and 2011, we recorded $nil and $659,000, respectively, the changes in fair value of short-term investments in our consolidated statements of comprehensive income.

Determination of Functional Currencies

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries and our VIEs in China is the RMB. The functional currency of our subsidiary in the United Kingdom is the British Pound, the functional currency of our subsidiary in Malaysia is the Malaysian Ringgit, the functional currency of our subsidiary in Korea is the Korean Won, the functional currency of our subsidiaries in Hong Kong and the United States of America is the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates. Normally, that is the currency of the environment in which it primarily generates and expends cash. Management’s judgment is essential in the determination of the functional currency which is made by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. Assets and liabilities of our subsidiaries and VIEs in China are translated into U.S. dollars, our reporting currency, at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the current exchange rate in effect during the reporting period. Foreign currency translation adjustments are not included in determining net income for the period but are accumulated in a separate component of consolidated equity on the balance sheet. The accumulated foreign currency translation adjustment as of December 31, 2011, 2010 and 2009 was a gain of $34.7 million, $12.9 million and $2.6 million, respectively.

Year to Year Comparisons

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Total revenues increased by $130.5 million to $484.6 million for the year ended December 31, 2011, compared to $354.1 million for the year ended December 31, 2010. The increase was mainly due to the ongoing popularity of our flagship game TLBB and overall increases in active paying accounts for our MMOGs, revenue contribution from 7Road, revenue contribution from the newly launched DMD and restated revenue contribution from the 17173 Business. For the three months ended December 31, 2011, the aggregate active paying accounts of our MMOGs in China increased by 19% to 3.2 million, from 2.7 million for the three months ended December 31, 2010.

Cost of Revenues. Our cost of revenues increased by $34.5 million to $67.5 million for the year ended December 31, 2011, compared to $33.0 million for the year ended December 31, 2010. The increase was primarily due to an increase in our bandwidth leasing and communication costs, which increased by $6.7 million to $12.4 million for the year ended December 31, 2011, compared to $5.7 million for the year ended December 31, 2010, our salary and benefits expenses, which increased by $5.4 million to $17.0 million for the year ended December 31, 2011, compared to $11.6 million for the year ended December 31, 2010, our depreciation and amortization costs, which increased by $3.4 million to $8.2 million for the year ended December 31, 2011, compared to $4.8 million for the year ended December 31, 2010, our revenue-based royalty costs, which increased by $2.3 million to $4.0 million for the year ended December 31, 2011, compared to $1.7 million for the year ended December 31, 2010, and our content and license costs, which increased by $2.1 million to $3.3 million for the year ended December 31, 2011, compared to $1.2 million for the year ended December 31, 2010. In addition, we incurred costs of $13.8 million for our cinema advertising business for the year ended December 31, 2011.

Gross Profit. As a result of the foregoing, our gross profit increased by $96.0 million to $417.1 million for the year ended December 31, 2011, compared to $321.1 million for the year ended December 31, 2010. Our gross margins were 86.1% and 90.7%, respectively, for the years ended December 31, 2011 and December 31, 2010. The decrease in gross margin was mainly due to higher bandwidth and server depreciation associated with operations of our games in 2011 and an increase in salaries and benefits, as well as to a negative gross margin contribution from our cinema advertising business in 2011.

Operating Expenses

•

Product Development Expenses. Product development expenses increased by $12.3 million to $52.2 million for the year ended December 31, 2011, compared to $39.9 million for the year ended December 31, 2010. The increase was primarily because salary and benefits expense increased by $10.1 million to $38.8 million for the year ended December 31, 2011 compared to $28.7 million for the year ended December 31, 2010, due to our hiring of more game engineers, travelling and entertainment expenses increased by $0.8 million to $1.4 million for the year ended December 31, 2011, compared to $0.6 million for the year ended December 31, 2010, facilities expenses increased by $0.6 million to $2.8 million for the year ended December 31, 2011, compared to $2.2 million for the year ended December 31, 2010, depreciation and amortization expense increased by $0.5 million to $3.0 million for the year ended December 31, 2011, compared to $2.5 million for the year ended December 31, 2010, and impairment loss related to intangible assets decreased by $1.8 million to $1.1 million for the year ended December 31, 2011, compared to $2.9 million for the year ended December 31, 2010.

•

Sales and Marketing Expenses. Sales and marketing expenses increased by $10.7 million to $49.9 million for the year ended December 31, 2011, compared to $39.2 million for the year ended December 31, 2010. The increase was primarily due to the rise of salary and benefits by $6.6 million to $11.9 million for the year ended December 31, 2011 due to the hiring of more sales and marketing professionals, compared to $5.3 million for the year ended December 31, 2010, advertising expense increased by $0.9 million to $33.4 million for the year ended December 31, 2011, compared to $32.5 million for the year ended December 31, 2010, travelling expense increased by $0.9 million to $1.4 million for the year ended December 31, 2011, compared to $0.5 million for the year ended December 31, 2010, facilities expense increased by $0.8 million to $1.2 million for the year ended December 31, 2011, compared to $0.4 million for the year ended December 31, 2010, and office expenses increased by $0.5 million to $0.6 million for the year ended December 31, 2011, compared to $47,000 for the year ended December 31, 2010.

•

General and Administrative Expenses. General and administrative expenses increased by $10.1 million to $29.7 million for the year ended December 31, 2011, compared to $19.6 million for the year ended December 31, 2010. The increase was primarily due to increases in salary and benefits expense, which increased by $2.9 million to $14.9 million for the year ended December 31, 2011, compared to $12.0 million for the year ended December 31, 2010, in facilities and office expense, which increased by $2.4 million to $3.7 million for the year ended December 31, 2011, compared to $1.3 million for the year ended December 31, 2010, and in professional expense, which increased by $1.4 million to $6.5 million for the year ended December 31, 2011, compared to $5.1 million for the year ended December 31, 2010.

•

Goodwill Impairment and Impairment of Intangibles via Acquisitions of Businesses. We incurred an impairment loss of $5.4 million for the year ended December 31, 2011, which comprised impairment of goodwill in the amount of $5.2 million arising from our acquisitions in the cinema advertising business, which was fully impaired, and impairment of an acquired tradename in the amount of $0.2 million.

Operating Profit. As a result of the foregoing, we had operating profit of $279.8 million for the year ended December 31, 2011, compared to an operating profit of $222.4 million for the year ended December 31, 2010.

Interest Income. For the year ended December 31, 2011 interest income was $11.9 million, compared to $4.2 million for the year ended December 31, 2010. The increase was primarily due to an increase in our average cash balance for the year and increases in interest rates.

Foreign Currency Exchange Loss. For the year ended December 31, 2011, foreign currency exchange loss was $0.6 million, compared to $0.5 million for the year ended December 31, 2010.

Interest Expense. For the year ended December 31, 2011, interest expense was $7,000, compared to $39,000 for the year ended December 31, 2010.

Other Income/(Expenses). For the year ended December 31, 2011, other income/(expenses) represent income of $0.5 million, compared to other expense of $1.4 million for the year ended December 31, 2010. The other expenses consisted primarily of loss from interests in equity investees.

Income Tax Expense. Income tax expense was $43.6 million for the year ended December 31, 2011, compared to $30.0 million for the year ended December 31, 2010. The increase was in line with the increase in our profit before income tax.

Net Income Attributable to Mezzanine Classified Non-controlling Interest. In accordance with ASC subtopic 480-10, we calculate, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii). For the year ended December 31, 2011, the accretion charge was $2.6 million.

Net Income Attributable to Changyou.com Limited. As a result of the foregoing, we had net income attributable to Changyou.com Limited of $245.5 million for the year ended December 31, 2011, compared to net income of $194.7 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Total revenues increased by $65.9 million to $354.1 million for the year ended December 31, 2010, compared to $288.2 million for the year ended December 31, 2009. The increase was mainly due to increased popularity of our flagship game, TLBB, which we launched in May 2007, and overall increases in active paying accounts and average revenue per active paying account for our MMOGs. For the three months ended December 31, 2010, aggregate active paying accounts of our games in China increased by 13% to 2.7 million, from 2.4 million for the three months ended December 31, 2009, and average revenue per active paying account increased by 12% to RMB219, from RMB196 for the three months ended December 31, 2009.

Cost of Revenues. Our cost of revenues increased by $13.1 million to $33.0 million for the year ended December 31, 2010, compared to $19.9 million for the year ended December 31, 2009. The increase was primarily due to an increase in our salary and benefits expenses, which increased by $4.8 million to $11.6 million for the year ended December 31, 2010, compared to $6.8 million for the year ended December 31, 2009, our bandwidth leasing and communication costs, which increased by $1.9 million to $5.7 million for the year ended December 31, 2010, compared to $3.8 million for the year ended December 31, 2009, our depreciation and amortization costs, which increased by $1.7 million to $4.8 million for the year ended December 31, 2010, compared to $3.1 million for the year ended December 31, 2009, our revenue-based royalty costs, which increased by $1.7 million to $1.7 million for the year ended December 31, 2010, compared to $nil for the year ended December 31, 2009, our PRC business tax and VAT that AmazGame pays on the revenues that it derives from its contractual arrangements with Gamease, which increased by $1.2 million to $4.9 million for the year ended December 31, 2010, compared to $3.7 million for the year ended December 31, 2009, as a result of continued growth of TLBB and launching of new games.

Gross Profit. As a result of the foregoing, our gross profit increased by $52.8 million to $321.1 million for the year ended December 31, 2010, compared to $268.3 million for the year ended December 31, 2009. Our gross margins were 90.7% and 93.1% for the years ended December 31, 2010 and December 31, 2009, respectively. The decline in gross margin was mainly due to an increase in salaries and benefits and higher bandwidth and server depreciation costs associated with the operation of more games in 2010.

Operating Expenses

•

Product Development Expenses. Product development expenses increased by $11.0 million to $39.9 million for the year ended December 31, 2010, compared to $28.9 million for the year ended December 31, 2009. The increase was primarily because salary and benefits expense increased by $3.9 million to $28.7 million for the year ended December 31, 2010 compared to $24.8 million for the year ended December 31, 2009, due to our hiring of more game engineers, impairment loss related to intangible assets increased by $2.9 million to $2.9 million for the year ended December 31, 2010, compared to $nil for the year ended December 31, 2009, depreciation and amortization expense increased by $1.9 million to $2.5 million for the year ended December 31, 2010, compared to $0.6 million for the year ended December 31, 2009, facilities expenses increased by $1.3 million to $2.2 million for the year ended December 31, 2010, compared to $0.9 million for the year ended December 31, 2009.

•

Sales and Marketing Expenses. Sales and marketing expenses increased by $2.9 million to $39.2 million for the year ended December 31, 2010, compared to $36.3 million for the year ended December 31, 2009. The increase was primarily due to the rise of salary and benefits by $1.9 million to $5.3 million for the year ended December 31, 2010 due to expansion of headcount, compared to $3.4 million for the year ended December 31, 2009. In addition, advertising and promotion fees increased by $0.8 million to $32.5 million for the year ended December 31, 2010, compared to $31.7 million for the year ended December 31, 2009, as a result of promotions of our increasingly diversified games.

•

General and Administrative Expenses. General and administrative expenses decreased by $0.5 million to $19.6 million for the year ended December 31, 2010, compared to $20.1 million for the year ended December 31, 2009. The decrease was primarily due to decreases in share-based compensation expenses, which decreased by $1.2 million to $12.0 million for the year ended December 31, 2010, compared to $13.2 million for the year ended December 31, 2009. This decrease was mainly due to decreasing share based compensation expenses as a result of our using the accelerated recognition method.

Operating Profit. As a result of the foregoing, we had operating profit of $222.4 million for the year ended December 31, 2010, compared to an operating profit of $183.0 million for the year ended December 31, 2009.

Interest Income. For the year ended December 31, 2010, interest income was $4.2 million, compared to $3.4 million for the year ended December 31, 2009. The increase was primarily due to increased average cash balance for the year.

Foreign Currency Exchange Loss. For the year ended December 31, 2010, foreign currency exchange loss was $0.5 million, compared to $12,000 for the year ended December 31, 2009.

Interest Expense. For the year ended December 31, 2010, interest expense was $39,000, compared to $0.1 million for the year ended December 31, 2009.

Other Income /(Expenses). For the year ended December 31, 2010, other expense represents expense of $1.4 million, compared to income of $0.2 million for the year ended December 31, 2009. The other expense consisted primarily of loss from interests in equity investees.

Income Tax Expense. Income tax expense was $30.0 million for the year ended December 31, 2010, compared to $24.2 million for the year ended December 31, 2009.

Net Income. As a result of the foregoing, we had net income of $194.7 million for the year ended December 31, 2010, compared to net income of $162.2 million for the year ended December 31, 2009.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009 (As restated)	2010 (As restated)	2011
	($ in thousands)
Net cash provided by operating activities	187,810	207,259	276,602
Net cash used in investing activities	(45,848)	(87,708)	(316,649)
Net cash used in financing activities	(49,892)	(3,001)	—
Effect of exchange rate changes on cash and cash equivalents	389	7,527	19,431

Net increase (decrease) in cash and cash equivalents	92,459	124,077	(20,616)
Cash and cash equivalents at beginning of the year	134,491	226,950	351,027

Cash and cash equivalents at end of the year	226,950	351,027	330,411

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2011 was $276.6 million, which was primarily attributable to (i) net income of $248.0 million, (ii) depreciation and amortization of $28.8 million, (iii) an increase in receipt in advance and deferred revenue of $14.9 million.

Net cash provided by operating activities for the year ended December 31, 2010 was $207.3 million, which was primarily attributable to the following factors: (i) net income of $194.7 million, (ii) depreciation and amortization of $9.2 million (iii) share-based compensation expenses of $9.6 million.

Net cash provided by operating activities for the year ended December 31, 2009 was $187.8 million, which was primarily attributable to the following factors: (i) net income of $162.2 million, (ii) a decrease in prepaid and other receivables of $16.1 million primarily due to the tax refund received of $18.9 million, (iii) share-based compensation expenses of $13.5 million.

Investing Activities

For the year ended December 31, 2011, net cash used in investing activities was $316.6 million and was primarily attributable to our payment of the consideration for business acquisitions (net of cash acquired) of $216.6 million, prepayment of $62.8 million for an office building, purchase of fixed assets of $20.6 million, and purchase of intangible assets and other assets for $16.9 million.

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

Financing Activities

For the year ended December 31, 2011, net cash used in financing activities was $nil.

For the year ended December 31, 2010, net cash used in financing activities was $3.0 million, which was due to repayment of short-term loan borrowed by an acquired entity from third parties prior to the acquisition.

For the year ended December 31, 2009, net cash used in financing activities was $49.9 million, which was primarily due to a dividend distribution to Sohu of $96.8 million, and repayment of short-term loan from Sohu of $8.5 million, partially offset by net cash inflow of $55.8 million from our initial public offering.

Restrictions on Cash Transfers to Us

To fund any cash requirements from time to time, we may need to rely on dividends, loans or advances made by our PRC subsidiaries. We conduct substantially all of our operations in PRC through our VIEs Gamease (including its majority-owned subsidiary 7Road), Guanyou Gamespace and Shanghai ICE, which generate most of our operating revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our subsidiaries AmazGame, Gamespace and ICE Information have entered into a number of contracts with their corresponding VIEs to provide services to such VIEs in return for cash payments. In order for us to receive any dividends, loans or advances from AmazGame, Gamespace and ICE Information, or to distribute any dividends to our shareholders and ADS holders from operating income sources, we will need to rely on these payments made from our VIEs to AmazGame, Gamespace and ICE Information. Depending on the nature of services provided by these PRC subsidiaries to their corresponding VIEs, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that a PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

Regulations in the PRC currently permit payment of dividends of a PRC company, such as AmazGame, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit, determined in accordance with PRC accounting standards, each year to its general reserves until the cumulative amount reaches 50% of its registered capital. These reserves are not distributable as cash dividends, or as loans or advances. A PRC company may also allocate a portion of its after-tax profits, as determined by its Board of Directors, to its staff welfare and bonus funds, which may not be distributed to us.

Furthermore, under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Any dividends paid by any of our PRC subsidiaries to its direct holding company in Hong Kong will be subject to a withholding tax at a rate of at least 5% and could be as high as 10%, which will reduce the amount of cash available for distribution to us. See “Risk Factors—Risks related to Doing Business in China—There are significant uncertainties under the new Corporate Income Tax Law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders” in Item 3.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

We believe that our existing cash is sufficient to sustain our operations for at least the next twelve months.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $100.3 million, $74.9 million and $45.8 million, respectively, for the years ended December 31, 2011, 2010 and 2009.

In August 2010, we entered into agreements with a property developer for the purchase of an office building to be built in Beijing. The office building is to serve as our headquarters and has an area of approximately 56,549 square meters at a price of approximately $158.1 million. In accordance with the agreement, the property developer started construction in the first half of 2011 and is expected to complete construction and deliver the building to us by the end of 2012. We will pay the purchase price in installments from 2010 to 2012, upon completion of various milestones. As of December 31, 2011, we had paid to the property developer $125.7 million, from funds generated from our operations.

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

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011 (in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Office rental	9,467	5,092	4,375	—
Bandwidth leasing charges	3,697	3,697	—	—
Purchase fees of games developed by third-parties	1,744	1,744	—	—
Office building constructed by a third-party	32,448	32,448	—	—
Services and Advertising Agreements with Sohu	30,000	30,000	—	—
Other	1,056	758	269	29

Total	78,412	73,739	4,644	29

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2011.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2011, the Financial Accounting Standards Board (“FASB”) issued revised guidance on the “Reconsideration of Effective Control for Repurchase Agreement.” The revised guidance specifies the criterion pertaining to an exchange of collateral should not be a determining factor in assessing effective control, which should focus on a transferor’s contractual rights and obligations with respect to transferred financial assets if an entity enters into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The revised guidance removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The revised guidance is effective prospectively to transactions or modifications of existing transactions that occur on or after the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We have early adopted the revised guidance on both Presentation of Comprehensive Income and Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.

In September 2011, the FASB issued revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. We early adopted the new guidance, as it was issued before we performed an annual impairment test.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

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

Directors and Executive Officers	Age	Position
Charles Zhang	47	Chairman of the Board of Directors
Tao Wang	36	CEO and Director
Dewen Chen	36	President and Chief Operating Officer
Alex Ho	37	Chief Financial Officer
Xiaojian Hong	34	Chief Technology Officer
Dave De Yang (1)	46	Independent Director
John Zhuang Yang (1)	57	Independent Director
Baoquan Zhang (1)	54	Independent Director

(1)	Member of the audit committee of our Board of Directors.

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

Tao Wang is our CEO and a director. Mr. Wang has over 14 years of experience in the computer game industry in China and was one of the principal founders of our online game business. Prior to our carve-out from Sohu, Mr. Wang served as Sohu’s Vice President of MMORPG business. Mr. Wang joined Sohu in December 2004 and was instrumental in the ramp up of our MMORPG business and played a key role in the success of TLBB. Prior to joining Sohu, Mr. Wang worked at Sina and was the Managing Technology Director for its iGAME development and operations. From 2001 to 2003, Mr. Wang served as the Vice President and Chief Technology Officer of Beijing Tian Ren Interactive Software Technologies Co. Ltd., a PRC games distributor and operator. From 1998 to 2001, Mr. Wang was a project manager at Object Software (Beijing) Limited, one of the pioneer games and multi-media software developers in China, responsible for its PC console games, Internet games and multi-media educational software development. From 1997 to 1998, Mr. Wang worked at Fuzhou Wai Xin Software Technologies Co. Ltd. as a software development engineer. Mr. Wang received a bachelor’s degree in Engineering from Hangzhou Industrial Electronics Institute.

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

Baoquan Zhang has served as an independent director and a member of our audit committee since April 2009. Mr. Zhang is the President of Antaeus Group, which he founded in the early 1990s and is one of the largest real estate development companies in Beijing. The Antaeus Group has branched out to the entertainment industry with its investment in the Chinese film, Ip Man, a film about a legendary Kung Fu master. Mr. Zhang also operates the Today Art Gallery, a large non-profit art gallery in Beijing. In June 2008, Mr. Zhang received the 2008 Mont Blanc de la Culture Arts Patronage Award, presented by the German luxury goods manufacturer to honor those who have dedicated time, energy and financial support to the arts and cultural development around the world. Mr. Zhang also publishes several art books. Mr. Zhang is a member of the Chinese Writers Association and the Chinese Calligraphers Association. He received a bachelor’s degree in Art from the Beijing Film Academy.

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, we paid an aggregate of approximately $5.6 million in cash compensation to our executive officers. We paid an aggregate of $0.2 million in cash compensation to our non-executive directors other than Dr. Charles Zhang. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Issuance of Restricted Shares and Restricted Share Units to Executive Officers

On January 15, 2009, 8,000,000 Class B restricted shares were issued out of Sohu.com (Game) Limited’s equity interest in us to Prominence Investments Ltd., or Prominence, a British Virgin Islands company beneficially owned by Tao Wang, our CEO. The restricted shares were subject to vesting over a four-year period commencing on February 1, 2008, and were subject to forfeiture to Sohu.com (Game) Limited if the vesting conditions were not met. All of such Class B restricted shares had been vested as of the date of this annual report. During the period from February 1, 2012 through January 31, 2015, however, Prominence may not, directly or indirectly, transfer, assign, pledge or otherwise dispose of the 2,000,000 Class B restricted shares that became vested on February 1 2012, and if during that period Mr. Wang breaches any of the non-competition, non-solicitation or non-infringement covenants contained in the share subscription agreement under which the Class B restricted shares were issued, such 2,000,000 shares will be forfeited to Sohu.com (Game) Limited. Also see “Operating And Financial Review And Prospects—Operating Expenses—Share-based Compensation Expenses” in Item 5.

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

As of December 31, 2011, we had granted the following restricted shares and restricted share units to our directors and executive officers pursuant to our 2008 Share Incentive Plan.

Directors and Executive Officers	Restricted Shares and Restricted Share Units		Date of Grant	End of Vesting Period
Tao Wang	8,000,000	(1)	January 15, 2009	February 1, 2012
Dewen Chen	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April 21, 2013
Alex Ho	*	(2)	January 15, 2009	February 1, 2012
	*	(3)	April 21, 2009	April 21, 2013
Xiaojian Hong	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April 21, 2013

(1)	Class B restricted shares. As of December 31, 2011, 6,000,000 of such Class B restricted shares have become vested and are no longer subject to forfeiture.
(2)	Restricted share units settleable in Class B ordinary shares.
(3)	Restricted share units settleable in Class A ordinary shares.
*	Less than 1% of our total outstanding voting securities.

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

Employees

As of December 31, 2009, 2010, and 2011, we had 1,393, 2,266 and 3,297 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2011:

	As of December 31, 2011
	Number	Percentage
Product development	1,414	42.9%
Game operations (1)	650	19.7%
Sales and marketing	618	18.7%
Customer service	251	7.6%
General and administration	364	11.1%

Total	3,297	100.0%

(1)	Includes technical support employees.

In addition, as of December 31, 2011, we had 161 part-time employees. None of our employees are represented by a labor union. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2012 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	*	*
Tao Wang(2)	14,040,000	13.3%
Dewen Chen	*	*
Alex Ho	*	*
Xiaojian Hong	*	*
Dave De Yang	—	—
John Zhuang Yang	—	—
Baoquan Zhang	—	—
Principal Shareholder:
Sohu.com (Game) Ltd.(3)	71,750,000	68.0%
Prominence Investments Ltd.(2)	14,040,000	13.3%

*	Less than 1% of our total outstanding voting securities.
(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units that will vest within 60 days after February 28, 2012. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(2)	Consists of 14,040,000 Class B ordinary shares held of record by Prominence. Prominence is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our CEO, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore. All of the Class B restricted shares beneficially held by Mr. Wang were vested as of the date of this annual report. The 14,040,000 Class B ordinary shares held of record by Prominence represent approximately 16.2% of the voting power of all issued and outstanding ordinary shares of Changyou. If Mr. Wang were to breach any of the non-competition, non-solicitation or non-infringement covenants under the subscription agreement under which these Class B restricted shares were issued, the 2,000,000 of these Class B restricted shares that became vested on February 1, 2012 would be forfeited to Sohu.com (Game) Limited.
(3)

Consists of 1,500,000 Class A ordinary shares, which are represented by 750,000 ADSs, and 70,250,000 Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, KY1-1112. The Class A ordinary shares (represented by ADSs) and the Class B ordinary shares held by Sohu.com (Game) Ltd. collectively represent approximately 81.5% of the voting power of all issued and outstanding ordinary shares of Changyou.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. With respect to matters requiring a shareholder vote, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Holders of Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Class B ordinary shares are only transferable to an affiliate of the holder or to an affiliate of us.

All of 21,249,800 Class A ordinary shares issued and outstanding as of February 28, 2012, or approximately 20.1% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of the date of this annual report, Sohu held approximately 68.0% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.5% of the total voting power in Changyou. As of December 31, 2011, Sohu continues to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with our VIEs and their Shareholders

PRC laws currently restrict foreign ownership of online game businesses. To comply with PRC laws, we conduct a significant part of our game operations and distribution businesses and the 17173 Business through contractual arrangements between our PRC subsidiaries AmazGame, Gamespace and ICE Information and their corresponding VIEs Gamease, Guanyou Gamespace and Shanghai ICE and their respective shareholders. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by Dewen Chen, our President and Chief Operating Officer. The equity interests in Shanghai ICE are owned by Runa Pi and Rong Qi, each of whom holds 50% of Shang ICE. The following is a summary of the agreements currently in effect:

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

Contractual Arrangements with Shanghai ICE and its Shareholders

•

Exclusive Business Cooperation Agreement, between ICE Information and Shanghai ICE. This agreement sets forth the exclusive right of ICE Information to provide business support and technical services to Shanghai ICE.

•

Exclusive Technology Consulting and Service Agreement, between ICE Information and Shanghai ICE. Provides to ICE Information the exclusive right to provide technical consultation and other related services to Shanghai ICE in exchange for a fee equal to the balance of Shanghai ICE’s gross income after deduction of related costs and expenses.

•

Business Operation Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. This agreement sets forth the right of ICE Information to control the actions of the shareholders of Shanghai ICE.

•

Call Option Agreement, among ICE Information, Shanghai ICE and Shanghai ICE shareholders. Provides to ICE Information and any third party designated by ICE Information the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from the shareholders all or any part of their shares in Shanghai ICE or purchase from Shanghai ICE all or part of its assets or business at the lowest purchase price permissible under PRC law. The agreement further provides that Shanghai ICE or its shareholders will transfer back to ICE Information any such purchase price they have received from ICE Information, upon the request of ICE Information, as and to the extent allowed under PRC law.

•

Share Pledge Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. Pledge by the shareholders to ICE Information of their equity interests in Shanghai ICE, to secure the performance of their obligations and Shanghai ICE’s obligations under the various VIE-related agreements. If Shanghai ICE or any of the shareholders of Shanghai ICE breaches its, his or her obligations under any VIE-related agreements, ICE Information is entitled to exercise its rights as pledgee of the equity interests.

Transactions and Agreements with Sohu in connection with the carve-out of our MMORPG Business from Sohu

Expenses charged from Sohu for sales and marketing services and certain other services in connection with our MMOG business amounted to $6.0 million, $7.5 million and $15.4 million, respectively, for the years ended December 31, 2011, 2010 and 2009. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate general administrative expenses allocated from Sohu were $1.5 million, $1.5 million and $1.0 million, respectively, for the years ended December 31, 2011, 2010 and 2009.

For 2008, corporate marketing and general administrative expenses allocated from Sohu, using a proportional cost allocation methodology, consisted primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. The amounts of these charges were allocated to us based on revenues, number of employees and number of servers attributable to us. Generally, shared services of human resources were allocated to us based on our headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated to us based on our usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated to us based on our revenues as a proportion of total revenues of the Sohu Group.

During the years ended 2009, 2010 and 2011, we continued to use the Sohu logo, to purchase banner advertisements from Sohu, and, before our acquisition of the 17173 Business from Sohu on December 15, 2011, to pay Sohu to include advertisements for and links to our MMOGs on the 17173.com Website. For each of such banner advertisement and link placements, we paid Sohu at the same rates as Sohu charges third parties for such placements. We also used Sohu’s PEAK online billing system and used Sohu to provide links to our MMOG Website on Sohu.com’s main Website, for which we paid Sohu at a rate comparable to the rates charged by third-party providers for similar services and placements. In 2012, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our Board of Directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Stock Market Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee is required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

The following are summaries of a Master Transaction Agreement related to our carve-out from Sohu, an Amended and Restated Non-Competition Agreement, and an Amended and Restated Marketing Services Agreement between Sohu and us:

Master Transaction Agreement for Carve-out

The Master Transaction Agreement with respect to our carve-out from Sohu contains key provisions relating to our carve-out from Sohu. The agreement provides for cross-indemnities that generally will place the financial responsibility on us for all liabilities associated with the current and historical MMORPG business and operations transferred to us, and generally will place on Sohu the financial responsibility for liabilities associated with all of Sohu’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The agreement also contains indemnification provisions under which we and Sohu indemnify each other with respect to breaches of the agreement or any related inter-company agreement.

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

For liabilities arising from events occurring on or before April 1, 2009, the Master Transaction Agreement with respect to our carve-out from Sohu contains a general release. Under this provision, we release Sohu and its subsidiaries, VIEs, successors and assigns, and Sohu will release us and our subsidiaries, VIE, successors and assigns, from any liabilities arising from events between us on the one hand, and Sohu on the other hand, occurring on or before the date of the prospectus, including in connection with the activities to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the Master Transaction Agreement with respect to our carve-out from Sohu or the other inter-company agreements or to specified ongoing contractual arrangements.

Furthermore, under the Master Transaction Agreement with respect to our carve-out from Sohu, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by Sohu and to maintain the same fiscal year as Sohu until such time as Sohu no longer owns at least a majority of our voting securities. We also have agreed to use our reasonable best efforts to complete our audit and provide Sohu with all financial and other information on a timely basis so that Sohu may meet its deadlines for its filing annual and quarterly financial statements.

Amended and Restated Non-Competition Agreement

We are a party to a Non-Competition Agreement, effective as of January 1, 2011 and amended and restated as of November 29, 2011, pursuant to which Sohu has agreed that, (i) until the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014, or the general non-competition period, Sohu will not compete with us in the MMORPG business anywhere in the world, and (ii) until December 15, 2016, or the 17173 non-competition period, Sohu will not compete with us in the 17173 Business anywhere in the world, except that Sohu may, during the 17173 non-competition period, continue to own and operate a Web site through the domain name “games.sohu.com,” for so long as content for and maintenance of such site is primarily provided by our staff. We have agreed during the general non-competition period not to compete with Sohu in the Internet portal, search, mobile value-added services and any other businesses conducted or contemplated to be conducted by Sohu as of April 1, 2009, except the MMORPG business and, after our acquisition of the 17173 Business on December 15, 2011, the 17173 Business. In addition, both parties have agreed not to solicit the employees of the other party.

Amended and Restated Marketing Services Agreement

We entered into a Marketing Services Agreement with Sohu, effective January 1, 2009, amended and restated as of January 1, 2010 and further amended as of January 1, 2011, pursuant to which Sohu provides certain rights and services to us, including marketing services and Sohu’s PEAK system for the distribution of our virtual prepaid game cards. The agreement further provides for the license from Sohu to us of certain domain names, permits us to co-brand our games with the Sohu name and logos, and allows us to identify ourselves as a member of the Sohu Group. The agreement will terminate upon the later of the date that is three years after the first date upon which Sohu ceases to own in the aggregate at least 10% of the voting power of the then outstanding securities of Changyou and the fifth anniversary of March 17, 2009. The amendment and restatement of the Marketing Services Agreement effective January 1, 2010 includes certain amendments to the original agreement, including clarifications and rate adjustments, and terms under which Sohu provides us with space on Sohu servers for the purpose of our display on Sohu Websites of banner ads and promotional material, continues to give us rights to use the Sohu brand and logo, certain Sohu domain names, Sohu Passport and the Sohu PEAK online payment system, and provides certain services to us, such as the construction and maintenance of a bulletin board system for some of our MMOGs.

Transaction Agreements for Our Purchase of the 17173 Business

17173 Transaction Agreement

On November 29, 2011, we entered into a Master Transaction Agreement with Sohu respect to our acquisition of the 17173 Business, or the 17173 Transaction Agreement. Under the 17173 Transaction Agreement, we acquired from Sohu certain assets and business operations associated with the 17173 Business for fixed cash consideration of $162.5 million. The parties agreed to customary representations, warranties, indemnities and covenants in the 17173 Transaction Agreement. Our acquisition of the 17173 Business closed on December 15, 2011. The 17173 Transaction Agreement provided for a brief transition period from December 16, 2011 through December 31, 2011, during which the net profits of $1.3 million generated from our operation of the 17173 Business were for Sohu’s benefit rather than ours.

Amended and Restated Non-Competition Agreement

We and Sohu revised our existing non-competition agreement to provide Sohu’s agreement not to compete with us in the 17173 Business for a period of five years following the closing of our acquisition of the 17173 Business and to remove the prior prohibition on our competing with Sohu in the 17173 Business. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Sohu in connection with the carve-out of MMORPG Business from Sohu—Amended and Restated Non-Competition Agreement” in Item 7 of this annual report.

Services Agreement and Online Links and Advertising Agreement

In addition, we and Sohu have entered into a services agreement and an online links and advertising agreement, referred to as the Services and Advertising Agreements, pursuant to which Sohu provides links and advertising space and technical support to us, including the provision and maintenance of user log-in, information management and virtual currency payment systems for the 17173 Business. The Services and Advertising Agreements provide for a term of twenty-five years for the virtual currency payment system services, and an initial term of three years for all the other services and links and advertising space, and involve aggregate fees payable by us to Sohu of approximately $30 million. Under the Services and Advertising Agreements, we may renew certain rights for a subsequent term of twenty-two years, and may obtain a perpetual software license in respect of the information management system and the user log-in system following the expiration of the three-year term, subject to our payment to Sohu of additional fees of up to approximately $5 million in the aggregate.

Audit Committee and Board Approval of Our Acquisition of the 17173 Business

Early in the course of discussions concerning a potential transaction regarding the 17173 Business between Sohu and us, we determined that, in view of Sohu’s status as our controlling shareholder and Dr. Charles Zhang’s positions as Chairman of the Board and Chief Executive Officer of Sohu as well as our Chairman of the Board, such a transaction would be a related party transaction, and we determined to (i) retain separate U.S. and PRC legal counsel to advise us on the proposed transaction, conduct legal due diligence on the 17173 Business and assist us with negotiation of the 17173 Transaction Agreement and related agreements and the Services and Advertising Agreements and (ii) retain a separate Big Four accounting firm to assist us with financial due diligence of the 17173 Business. In addition, our management asked the Audit Committee of our Board of Directors to separately consider the fairness to us of the consideration to be paid by us under the 17173 Transaction Agreement and to determine whether to recommend to our full Board of Directors that it approve the 17173 Transaction Agreement. Dr. Zhang recused himself from participation in the negotiation of the 17173 Transaction Agreement and the Services and Advertising Agreements, did not participate in discussion of such agreements and transactions by our Board of Directors and abstained from voting on such agreements and transactions on our Board of Directors.

We engaged a financial advisor in connection with the 17173 Transaction Agreement to render a fairness opinion to our Board of Directors that the consideration to be paid by Changyou under the 17173 Transaction Agreement is fair, from a financial point of view, to Changyou. Our Audit Committee of the Boards of Directors determined that the consideration to be paid by us was fair to Changyou and recommended that our full Board of Directors approve the 17173 Transaction Agreement. The full Board of Directors, in reliance upon the Audit Committee’s recommendation and the fairness opinion of our financial advisor, determined that the consideration to be paid by Changyou was fair to Changyou and approved the 17173 Transaction Agreement.

The Audit Committee of our Board of Directors also recommended that our full Board of Directors approve the Services and Advertising Agreements, based on our management’s report that the consideration under the Services and Advertising Agreements was determined based on prevailing market rates for similar services and links and advertising space. In addition, in reliance, in part, on such reports, our Audit Committee and our full Board of Directors determined that the consideration to be paid under the Services and Advertising Agreements was fair to us, and the Board of Directors approved the Services and Advertising Agreements.

Loans Outstanding

We received loans in the amount of $5.0 million and $3.5 million from Sohu.com Limited in September 2007 and December 2008, respectively. The $5.0 million loan made in 2007 was advanced by Sohu to fund the establishment of AmazGame, and the $3.5 million loan made in 2008 was advanced to provide for working capital needs of Changyou HK. The loans were repaid in April 2009. In 2011 and 2010, we did not borrow any additional amounts from Sohu and the balance of loan is $nil as of December 31, 2011 and 2010.

Amounts Due to/from Sohu

Intercompany payables to Sohu, arising mainly from expenses charged from Sohu for sales and marketing services provided to us and our acquisition of the 17173 Business, amounted to $21.0 million, including a $16.0 million note payable to Sohu, as of December 31, 2011, compared to $5.2 million as of December 31, 2010 and $5.0 million as of December 31, 2009. Intercompany receivables from Sohu, arising mainly from customer advances collected by Sohu on our behalf, were $nil, $0.3 million and $0.3 million, respectively, as of December 31, 2011, 2010 and 2009. These balances are interest free and settleable on demand, and are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts that would be charged to third parties.

Amounts Due to/from Chong Qing Zhong Ying Jin Dian Cinema Co., Ltd and Shi Dai Jin Dian Cinema Investing Co., Ltd (“Jin Dian”)

Intercompany payables of $2.4 million to Jin Dian arise mainly from our purchasing exclusive rights to place advertisements in pre-film screening cinema advertising slots in Jin Dian’s movie theatres. Jin Dian is controlled by Mr. Baoquan Zhang, a member of our Board of Directors.

Amounts Due to/from Shenzhen Zhou You Network Technology Ltd (“Zhou You”)

In January 2010, AmazGame acquired 30% of the equity interests in Zhou You and we have significant influence over Zhou You. Intercompany payables of $0.5 million to Zhou You arise mainly from royalty fees paid to Zhou You for a licensed game.

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

In 2010 and 2011, we did not declare or pay any dividends and we do not expect to pay dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

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

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009.

The following table provides the high and low reported sale prices for our ADSs on the NASDAQ Global Select Market for (1) each quarter in the two most recent fiscal years and the most recent quarter and (2) each of the most recent six months.

	Trading Price ($)
	High	Low
2010
Full Year	36.40	24.85
First Quarter	36.40	29.40
Second Quarter	36.25	25.76
Third Quarter	30.34	24.85
Fourth Quarter	36.35	26.80
2011
Full Year	52.00	20.71
First Quarter	39.72	28.51
Second Quarter	47.25	32.04
Third Quarter	52.00	24.96
Fourth Quarter	33.84	20.71
August	50.00	35.00
September	41.48	24.96
October	33.84	22.81
November	27.31	20.71
December	26.95	21.95
2012
January	25.89	21.77
February (through February 24, 2012)	29.52	24.87

ITEM 10.	ADDITIONAL INFORMATION

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

Previously Cayman Islands law did not provide for mergers as that expression is understood under United States corporate law. However, the Companies Law (2011 Revision) now provides for mergers and consolidations between Cayman Islands companies (and between Cayman Islands companies and foreign companies if the merged company or consolidated company will continue to be a Cayman Islands company). Merger means the merging of two or more constituent companies into a sole remaining constituent company or surviving company and the vesting of the assets and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation, or the Merger Plan. The Merger Plan must contain certain prescribed information including the basis of converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of association of the surviving company in a merger or the proposed new memorandum and articles of association of the consolidated company in a consolidation and details of all secured creditors.

The Merger Plan must be approved by the shareholders of each constituent company by a special resolution of our shareholders. Shareholders do not need to approve a merger between a Cayman Islands parent company and a Cayman Islands subsidiary. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The Merger Plan must be filed with the Registrar of Companies together with supporting documents including a declaration (i) of solvency (debts as they fall due), (ii) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies, (iii) of the assets and liabilities of each constituent company, (iv) that no proceedings are outstanding and that no order has been made or resolution passed to wind up the constituent company or to appoint a receiver, trustee or administrator in any jurisdiction (v) that no scheme, order, compromise or arrangement has been made in any jurisdiction whereby the rights of creditors have been suspended or restricted and an undertaking that a copy of the certificate of merger or consolidation will be given to members and creditors of the constituent company and notification of the merger or consolidation will be published in the Cayman Islands Gazette.

A certificate of merger or consolidation, which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation, is issued by the Registrar of Companies.

The effective date of a merger or consolidation is the date the Merger Plan is registered by the Registrar of Companies, although the Merger Plan may provide for an effective date up to 90 days after the date of registration.

In certain circumstances a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

The following procedure will otherwise apply:

•	The dissenting shareholder must give written notice of objection (“notice of objection”) to the constituent company before the vote to approve the merger or consolidation.

•

Within 20 days of the vote approving the merger or consolidation the constituent company must give written notice of the approval (“approval notice”) to all dissenting shareholders who served a notice of objection.

•

Within 20 days (“dissent period”) of the approval notice a dissenting shareholder must give a written notice of dissent (“notice of dissent”) to the constituent company demanding payment of the fair value of his shares.

•

Within 7 days of the expiry of the dissent period or within 7 days of the date on which the plan of merger or consolidation is filed with the Registrar of Companies (whichever is later) the constituent company, surviving company or consolidated company must make a written offer, or fair value offer, to each dissenting shareholder to purchase their shares at a price determined by the company to be their fair value.

•

If the company and the dissenting shareholders fail to agree the price within 30 days of the fair value offer, or negotiation period, then within 20 days of the expiry of the negotiation period the company must apply to the Grand Court of the Cayman Islands to determine the fair value of the shares held by all dissenting shareholders who have served a notice of dissent and who have not agreed the fair value with the company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the scheme of arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such as could be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or breach of the Companies Law.

If a scheme of arrangement or take-over offer is approved or accepted, the dissenting shareholder(s) are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19 “Exhibits” or described elsewhere in this annual report, or as described below.

Purchase of Office Building

On August 23, 2010, we entered into an agreement with a property developer to purchase an office building to be built in Beijing, China, which is to serve as our headquarters. The agreement provides for the developer to start construction in the first half of 2011, subject to necessary permits’ being obtained, and specifies that the developer is expected to complete construction and deliver the building to us by the end of 2012. The agreement stated that building was expected to have an office and ancillary area of approximately 56,200 square meters. Since the area of the premises had not been pre-measured at the time of the signing of the Agreement, the area and the price contained in the agreement were estimates. The developer obtained an advance sale permit for the project in December 2011. We then entered into an advance sale contract with respect to the purchase, specifying that the building will have an area of approximately 56,549 square meters and that the aggregate purchase price will be approximately $158.1 million. Of that aggregate amount, we have paid $125.7 million. The purchased office building is currently being built out, and we expect title to the building to be transferred to us before the end of 2012.

Amended and Restated Market Services Agreement with Sohu

Please refer to “Related Party Transactions—Transactions and Agreements with Sohu” in Item 7.

Share Transfer Framework Agreement with 7Road

On April 22, 2011, we entered into a Share Transfer Framework Agreement under which we, through our subsidiaries and Gamease, one of our VIEs, acquired 68.258% of the equity interests in 7Road, which is engaged in Web-based game operation (through third-party licensees) and development in China. The purchase price consists of fixed cash consideration of approximately $68.26 million and additional variable cash consideration of up to a maximum of $32.76 million, contingent upon the achievement by 7Road of specified performance milestones through December 31, 2012. On and after the closing, four of the founding shareholders of 7Road, who are also existing members of management, continued to hold 31.742% of the equity interests in 7Road and each entered into an employment agreement and a non-competition agreement with 7Road to continue their current posts. Under the Share Transfer Framework Agreement, we have the right to designate three of the five directors of 7Road, including the chairman of the board. Also under the Share Transfer Framework Agreement, if 7Road achieves specified performance milestones through December 31, 2013 but there has not been an initial public offering for 7Road, then the founding shareholders will have a redemption right to sell all or a portion of their equity interests in 7Road to us, at a redemption price determined based on 7Road’s net income. We completed the acquisition under the Share Transfer Framework Agreement on May 11, 2011.

Transaction Agreements for Our Purchase of the 17173 Business

Please refer to “Related Party Transactions—Transaction Agreements for Our Purchase of the 17173 Business” in Item 7.

Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.11% appreciation of the RMB against the U.S. dollar by the end of 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Regulations on the Administration of Settlement, Sale and Payment of Foreign Exchange issued by the People’s Bank of China on June 20, 1996 and effective on July 1, 1996, or the FX Regulations, regarding the administration and control of foreign exchange, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Administration Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

Under the Foreign Exchange Administration Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

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

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands, which holds 100% of the equity interests in AmazGame, Gamespace and ICE Information, our PRC subsidiaries, indirectly through Changyou HK and ICE HK, our Hong Kong subsidiaries. Our business operations are principally conducted through Gamease, Guanyou Gamespace and Shanghai ICE, our VIEs controlled by AmazGame, Gamespace and ICE Information, respectively. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the China-HK Tax Arrangement, such dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC resident enterprise and owns at least 25% of the PRC company distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain be subject to withholding tax at a rate of 10%. On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 Circular provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities. It also sets forth a list of factors, the existence of which generally does not provide support that the treaty resident is a beneficial owner. An agent or conduit company, which refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to withholding tax at the usual New CIT Law rate of 10%.

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK and ICE HK are located in China. If we, Changyou HK or ICE HK is considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

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

The discussion below of the United States federal income tax consequences to “U.S. holders” will apply to a beneficial owner of ADSs or Class A ordinary shares who is, for United States federal income tax purposes:

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

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. As a holder of ADSs, you will be treated as the holder of the underlying Class A ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

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

With respect to certain non-corporate U.S. holders including individual U.S. holders, for taxable years beginning before January 1, 2013, dividends may be taxed at a capital gains rate applicable to “qualified dividend income” provided that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a passive foreign investment company with respect to the U.S. holder (as discussed below) for our taxable year in which the dividend was paid and we were not a passive foreign investment company in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs currently are) on the NASDAQ Global Select Market. U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. For foreign tax credit purposes, dividends paid on our Class A ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

Passive Foreign Investment Company

We believe that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending November 30, 2012. Our expectation is based on our current and anticipated operations and composition of our earnings and assets for the 2012 taxable year, including the current and expected valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we currently hold, and expect to continue to hold a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), our PFIC status may depend in large part on the market price of our ADS. Accordingly, fluctuations in the market price of our ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

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

Under these special rules, distributions that a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions that such U.S. holder received during the shorter of the three preceding taxable years or such U.S. holder’s holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

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

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2011 were $484.6 million and our total assets as of December 31, 2011 were $753.1 million, representing revenues of RMB 3.1 billion and total assets of RMB 4.7 billion at the noon buying rate of RMB 6.3009 to $1.00 on December 31, 2011. If the value of the RMB were to depreciate by approximately 10% to RMB 6.9310 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $440.5 million and $684.6 million, respectively. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment” in Item 3.

The RMB is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment. In addition, commencing on July 21, 2005, China reformed its exchange rate regime by changing to a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Under the managed floating exchange rate regime, the RMB is no longer pegged to the U.S. dollar. The exchange rate of the RMB against the U.S. dollar was adjusted to RMB 8.11 per U.S. dollar as of July 22, 2005, representing an appreciation of about 2%. The People’s Bank of China will announce the closing prices of foreign currencies such as the U.S. dollar traded against the RMB in the inter-bank foreign exchange market after the closing of the market on each business day, and will make such prices the central parity for trading against the RMB on the following business day. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2011, which consisted of cash and cash equivalents, current assets other than cash and cash equivalents, short term investments, accounts receivable, prepaid and other current assets, current liabilities, contingent consideration and long-term accounts payables. The book value of those financial instruments approximated their fair value.

	Denominated in
	US$	RMB	Others	Total
	(in thousands)

Cash and cash equivalents	$22,249	$307,449	$713	$330,411
Short term investments	—	17,560	—	17,560
Accounts receivable, net	1,752	9,368	206	11,326
Prepaid and other current assets	462	10,659	489	11,610
Current liabilities	36,834	118,414	248	155,496
Contingent consideration	—	16,704	—	16,704
Long-term accounts payables	—	3,612	—	3,612

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.4%, 3.3% and -0.7% in 2011, 2010 and 2009, respectively. If inflation rises, it may materially and adversely affect our business.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement, which was filed as an exhibit to our Registration Statement on Form F-1 filed with the SEC on March 17, 2009 (File No. 333-158061), and the types of services and the amount of the fees or charges paid therefore:

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

Pursuant to an agreement dated April 1, 2009, as amended in June 4, 2010, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May 2009, May 2010 and May 2011 for our expenses, including investor relations expenses, legal fees, accounting fees, NASDAQ listing application and listing fees and related expenses, of $1,087,000, $6,000 and $9,000, respectively, which is net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

As of December 31, 2011, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Our principal executive officer and principal financial officer also concluded that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.

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

Our Board of Directors adopted a code of ethics and conduct that is applicable to all of our directors, officers and employees. A copy of our code of ethics and conduct was filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-158061) originally filed with the SEC on March 17, 2009, and is also posted on our Website at http://www.changyou.com under the “Investor Relations—Corporate Governance.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated below.

	For the year ended December 31,
	2010	2011
	US$	US$
	(in thousands)
Audit fees(1)	$1,103	1,309
Audit related fees(2)	159	635
Tax fees(3)	279	450
All other fees	—	3

Total	$1,541	2,397

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Changyou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.3	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.3	Form of Executive Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.4	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.5	Share Subscription Agreement between Registrant and Prominence Investments Limited (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.6	Form of Restricted Share Unit Agreement with Executive Officers (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

Exhibit Number	Description of Document

4.7	Form of Restricted Share Unit Agreement between Registrant and certain executive officers and employees (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.8	English translation of Form of Loan Agreements, dated August 20, 2008, between Beijing AmazGame Age Internet Technology Co., Ltd (or AmazGame) and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.9	English translation of Form of Equity Interest Purchase Right Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.10	English translation of Form of Equity Pledge Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.11	English translation of Form of Powers of Attorney, dated August 20, 2008, by Tao Wang in favor of AmazGame and by a Changyou employee in favor of AmazGame (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.12	English translation of Business Operation Agreement, dated August 20, 2008, between AmazGame and Gamease, Tao Wang and a Changyou employee (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.13	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.14	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.15	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited (or Changyou) (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.16	Non-Competition Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.17	Marketing Services Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.18	English translation of Asset Transfer Agreement, dated November 23, 2007, between Beijing Sohu New Era Information Technology Co., Ltd. (or Sohu Era) and AmazGame (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.19	English translation of Asset Transfer Agreement, dated November 23, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.20	English translation of Service Transfer Agreement, effective as of December 1, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

Exhibit Number	Description of Document

4.21	English translation of Technology Transfer Agreement, dated November 10, 2007, between Beijing Fire Fox Digital Technology Co. Ltd. (or Beijing Fire Fox) and Gamease (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.22	English translation of Trademark Assignment Agreement, dated November 28, 2007, between Beijing Fire Fox and Gamease (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.23	TLBB License Agreement, dated March 30, 2007, among Beijing Sohu Internet Information Service Co., Ltd. (or Sohu Internet), Beijing Fire Fox and FPT Telecom (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.23.1	Supplement to Game License Agreement, dated December 1, 2007, among Sohu Internet, Beijing Fire Fox, Gamease and FPT Telecom (incorporated by reference to Exhibit 10.23.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.24	English translation of Operation Agreement effective as of August 23, 2007 between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.25	English translation of Trademark License Agreement, effective as of August 23, 2007, between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.26	English Translation of LAW Game Software License Agreement, dated December 3, 2007, between Gamease and Guangzhou No. 9 Art Network Technology Co. Ltd. (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.27	English Translation of TLBB License Agreement (Taiwan), dated December 25, 2007, between Gamease and (Taiwan) Zhi Guan Technology Co. Ltd. (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.28	English Translation of TLBB License Agreement (Hong Kong and Macau), dated December 5, 2007, between Gamease and Zhi Ao Online Games Group Co. Ltd. (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.29	English Translation of License Agreement regarding Immortal Faith, dated July 21, 2008, between Gamease and Beijing Game Top Software Co. Limited (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.30	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.31	English Translation of License Agreement between Gamease and Louis Cha regarding DMD (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.32	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

Exhibit Number	Description of Document

4.33	English Translation of Premises Lease Agreement, dated October 16, 2007, between AmazGame and Beijing Jing Yan Hotel Co. Ltd. (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.34	English Translation of Zhong Hua Ying Xiong License Agreement, dated September 30, 2009, between AmazGame and Dragon Online (Beijing) Technology Co., Ltd. †

4.35	English Translation of Real Estate Purchase Agreement, dated August 8, 2009, between AmazGame and Beijing Yinhe Wanda Real Estate Co., Ltd.

4.36	English Translation of Project Cooperation Agreement, dated August 23, 2010, between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.37	Amended and Restated Marketing Services Agreement, dated January 1, 2010, between Changyou and Sohu

4.38	English translation of Form of Loan Agreements, dated September 1, 2010, between Beijing Changyou Gamespace Software Technology Co., Ltd (or Gamespace) and Tao Wang and between Gamespace and Dewen Chen

4.39	English translation of Form of Equity Interest Purchase Right Agreements, dated September 1, 2010, among Gamespace, Beijing Guanyou Gamespace Digital Technology Co., Ltd. (or Guanyou Gamespace) and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen

4.40	English translation of Form of Equity Pledge Agreements, dated September 1, 2010, among Gamespace, Guanyou Gamespace and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.41	English translation of Form of Powers of Attorney, dated September 1, 2010, by Tao Wang in favor of Gamespace and by Dewen Chen in favor of Gamespace (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.42	English translation of Business Operation Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace, Tao Wang and Dewen Chen (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.43	English translation of Services and Maintenance Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.44	English translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.45	English translation of Exclusive Business Cooperation Agreement, dated September 11, 2007, between ICE Information Technology (Shanghai) Co., Ltd (or ICE Information) and Shanghai ICE Information Technology Co., Ltd.(or Shanghai ICE) (incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.46	English translation of Exclusive Technology Consulting and Service Agreement, dated September 11, 2007, between ICE Information and Shanghai ICE (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.47	English translation of Business Operation Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.48	English translation of Call Option Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

Exhibit Number	Description of Document

4.49	English translation of Form of Share Pledge Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE(incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2010)

4.50*†	English translation of Share Transfer Framework Agreement, between, on the on hand, Gamease and Changyou, and, on the other hand, 7Road and its shareholders, relating to the transfer of 68.258% equity interests in each of 7Road and its overseas affiliate, dated April 22, 2011

4.51*	Master Transaction Agreement, dated as of November 29, 2011, between, on the one hand, Sohu.com Inc., Sohu.com Limited, Beijing Sohu Internet Information Service Co., Ltd., Beijing Sohu New Era Information Technology Co., Ltd., and Beijing Sohu New Media Information Technology Co., Ltd., and, on the other hand, Changyou.com Limited, Changyou.com HK Limited, and Beijing Changyou Gamespace Software Technology Co., Ltd., Beijing Guanyou Gamespace Digital Technology Co., Ltd.

4.52*	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, by and between Sohu.com Inc. and Changyou.com Limited

4.53*	Services Agreement, dated as of November 29, 2011, by and between Beijing Changyou Gamespace Software Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd.

4.54*	Online Links and Advertising Agreement, dated as of November 29, 2011, by and between Beijing Guanyou Gamespace Digital Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd.

4.55*	Form of Executive Employment Agreement dated as of January 1, 2012 with Executive Officers

4.56*	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement dated January 1, 2012 with Executive Officers

4.57*	English Translation of Form of Beijing Commercial Property Advance Sale Contract between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Code of Ethics and Conduct for Directors, Officers and Employees (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.
*	Filed with this Annual Report on Form 20-F.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU.COM LIMITED

By	/S/ TAO WANG
Name:	Tao Wang
Title:	Chief Executive Officer

By	/S/ ALEX HO
Name:	Alex Ho
Title:	Chief Financial Officer

Date: February 28, 2012

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.com Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Changyou.com Limited (the “Company”) and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management's annual report on internal control over financial reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

February 28, 2012

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 and DECEMBER 31, 2011

(In thousands, except par value)

		As of December 31,
	Notes	2010 (As restated*)	2011
		US$	US$
Assets
Current assets:
Cash and cash equivalents		351,027	330,411
Accounts receivable, net	7	6,743	11,326
Short-term investments	4(c)	—	17,560
Prepaid and other current assets (including $4,983 and $nil, respectively, of shareholder loan to an equity investee)	8	12,936	11,610
Due from Sohu		312	—

Total current assets		371,018	370,907

Non-current assets:
Fixed assets, net	9	54,641	68,394
Intangible assets, net	10	7,979	48,441
Equity investments	11	3,645	350
Goodwill	12	28,143	134,616
Other assets, net	13	62,947	130,365

Total assets		528,373	753,073

Liabilities and shareholders’ equity
Current liabilities:
Accounts payables (including $453 and $2,830, respectively, of accounts payable to related parties)		4,932	18,038
Receipts in advance and deferred revenue	15	36,237	51,900
Accrued salary and benefits		20,663	25,257
Accrued liabilities to suppliers		9,635	9,287
Tax payables		15,844	13,189
Other accrued liabilities	16	8,158	16,856
Due to Sohu		5,155	4,962
Notes payable to Sohu	24	—	16,007

Total current liabilities		100,624	155,496

Long-term liabilities:
Deferred tax liabilities		243	5,146
Contingent consideration	4(m)	—	16,704
Long-term accounts payables		—	3,612

Total liabilities		100,867	180,958

Commitments and contingencies	25
Mezzanine Equity
Total mezzanine equity	18	—	57,254
Shareholders’ equity:
Class A ordinary shares par value $0.01, 200,000 authorized; 19,428 and 20,733 issued and outstanding as of December 31, 2010 and 2011, respectively		194	207
Class B ordinary shares par value $0.01, 97,740 authorized; 84,650 and 84,290 issued and outstanding as of December 31, 2010 and 2011, respectively		847	843
Additional paid-in capital		83,609	78,128
Statutory reserves	21	5,748	9,351
Retained earnings		324,227	391,584
Accumulated other comprehensive income		12,881	34,748

Total shareholders’ equity		427,506	514,861

Total liabilities, mezzanine equity and shareholders’ equity		528,373	753,073

*	The above consolidated financial statements have been prepared as if the 17173 Business recently acquired from Sohu had been owned and operated by the Group throughout the periods presented in accordance with ASC subtopic 805-50. Please see note 6—“BUSINESS COMBINATIONS –Acquisition of the 17173 Business”.

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(In thousands, except per share or per ADS data)

		For the Year Ended December 31
	Notes	2009 (As restated*)	2010 (As restated*)	2011
		US$	US$	US$
Revenues:
Online game		267,585	327,153	435,512
Online advertising		20,617	26,953	38,211
Others		—	—	10,853

Total revenues		288,202	354,106	484,576
Cost of revenues:
Online game (including transactions with a related party of $13, $nil, $nil, respectively)		17,518	29,852	49,837
Online advertising (including transactions with a related party of $16, $22 and $37, respectively)		2,431	3,154	3,892
Others (including transactions with a related party of $nil, $nil and $763, respectively)		—	—	13,783

Total cost of revenues		19,949	33,006	67,512

Gross profit		268,253	321,100	417,064
Operating expenses:
Product development (including transactions with related parties of $nil, $906 and $nil, respectively)		28,864	39,893	52,238
Sales and marketing (including transactions with a related party of $15,394, $7,459 and $6,002, respectively)		36,348	39,211	49,893
General and administrative (including transactions with a related party of $1,029, $1,486 and $1,483, respectively)		20,052	19,558	29,684
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses		—	—	5,420

Total operating expenses		85,264	98,662	137,235

Operating profit		182,989	222,438	279,829
Interest income		3,391	4,194	11,933
Foreign currency exchange loss		(12)	(527)	(618)
Interest expense (including interest expense of $104, $nil and $nil, respectively, to a related party)		(104)	(39)	(7)
Other income (expense)		159	(1,393)	457

Income before income tax expense		186,423	224,673	291,594
Income tax expense	19	24,205	29,990	43,580

Net income		162,218	194,683	248,014
Less: Net income attributable to the mezzanine classified non-controlling interest		—	—	2,558

Net income attributable to Changyou.com Limited		162,218	194,683	245,456

Net income		162,218	194,683	248,014
Other comprehensive income: Foreign currency translation adjustment		151	10,291	21,867

Comprehensive income		162,369	204,974	269,881
Comprehensive income attributable to the mezzanine classified non-controlling interest		—	—	2,558

Comprehensive income attributable to Changyou.com Limited		162,369	204,974	267,323

Basic net income per share	22	1.61	1.88	2.34
Diluted net income per share	22	1.57	1.83	2.30
Basic net income per ADS		3.22	3.75	4.68
Diluted net income per ADS		3.15	3.66	4.61
Weighted average number of ordinary shares outstanding, basic		100,728	103,792	104,854
Weighted average number of ordinary shares outstanding, diluted		103,051	106,239	106,600
Weighted average number of ADS outstanding, basic		50,364	51,896	52,427
Weighted average number of ADS outstanding, diluted		51,526	53,120	53,300
Total share-based compensation cost included in:
Cost of revenues		356	430	230
Product development		7,419	4,465	2,399
Sales and marketing		304	569	960
General and administrative		5,418	4,098	2,528

*	The above consolidated financial statements have been prepared as if the 17173 Business recently acquired from Sohu had been owned and operated by the Group throughout the periods presented in accordance with ASC subtopic 805-50. Please see note 6—“BUSINESS COMBINATIONS –Acquisition of the 17173 Business”.

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(In thousands)

	Ordinary shares
			Additional paid-in capital	Receivables from shareholders	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Number of Shares	Amount
		US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2008 (As restated*)	95,000	950	10,282	(30)	5,748	101,454	2,439	120,843
Issuance of ordinary shares upon initial public offering	7,500	75	55,725	—	—	—	—	55,800
Issuance of ordinary shares upon vesting and settlement of restricted share units	610	6	(6)	—	—	—	—	—
Payments from shareholders		—	15	30	—	—	—	45
Share-based compensation		—	13,143	—	—	—	—	13,143
Share-based compensation allocated from Sohu		—	354	—	—	—	—	354
Initial public offering expenses		—	(1,116)	—	—	—	—	(1,116)
Dividend distribution to Sohu		—	—	—	—	(96,800)	—	(96,800)
Foreign currency translation adjustment		—	—	—	—	—	151	151
Net income attributable to Changyou.com Limited		—	—	—	—	162,218	—	162,218
Deemed dividend distribution to Sohu (related to the 17173 Business)**		—	(691)	—	—	(17,534)	—	(18,225)

Balance as of December 31, 2009 (As restated*)	103,110	1,031	77,706	—	5,748	149,338	2,590	236,413

Issuance of ordinary shares upon vesting and settlement of restricted share units	968	10	(10)	—	—	—	—	—
Share-based compensation		—	8,493	—	—	—	—	8,493
Share-based compensation allocated from Sohu		—	1,069	—	—	—	—	1,069
Foreign currency translation adjustment		—	—	—	—	—	10,291	10,291
Net income attributable to Changyou.com Limited		—	—	—	—	194,683	—	194,683
Deemed dividend distribution to Sohu (related to the 17173 Business)**		—	(3,649)	—	—	(19,794)	—	(23,443)

Balance as of December 31, 2010 (As restated*)	104,078	1,041	83,609	—	5,748	324,227	12,881	427,506

Issuance of ordinary shares upon vesting and settlement of restricted share units	945	9	(9)	—	—	—	—	—
Share-based compensation		—	5,547	—	—	—	—	5,547
Share-based compensation allocated from Sohu		—	570	—	—	—	—	570
Foreign currency translation adjustment		—	—	—	—	—	21,867	21,867
Appropriation to statutory reserves		—	—	—	3,603	(3,603)	—	—
Net income attributable to Changyou.com Limited		—	—	—	—	245,456	—	245,456
Deemed dividend distribution to Sohu (related to the 17173 Business)***		—	(11,589)	—	—	(30,116)	—	(41,705)
Deemed dividend distribution to Sohu (Note 6)		—	—	—	—	(141,996)	—	(141,996)
Transaction costs related to acquisition of the 17173 Business		—	—	—	—	(2,384)	—	(2,384)

Balance as of December 31, 2011	105,023	1,050	78,128	—	9,351	391,584	34,748	514,861

*	The above consolidated financial statements have been prepared as if the 17173 Business recently acquired from Sohu had been owned and operated by the Group throughout the periods presented in accordance with ASC subtopic 805-50. Please see note 6 - “BUSINESS COMBINATIONS—Acquisition of the 17173 Business”.
**	The 17173 Business’s cash collected from services provided was centrally managed by Sohu, and was used to pay those expenses incurred on behalf of the 17173 Business. The 17173 Business’s cash is also considered to be paid or charged to the cash balance centrally managed by Sohu. Sohu did not repay the remaining cash balance to the 17173 Business, and therefore it was accounted for as a deemed dividend distribution to Sohu as of each period end.
***	The Group only acquired from Sohu certain assets and business operations associated with the 17173 Business. The remaining current assets and liabilities as of December 15, 2011 will not be transferred to the Group. Therefore these assets and liabilities will be accounted for as a deemed dividend distribution to Sohu.

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands)

	For the Year Ended December 31,
	2009 (As restated*)	2010 (As restated*)	2011
	US$	US$	US$
Cash flows from operating activities:
Net income	162,218	194,683	248,014
Adjustments to reconcile net income to net cash provided by operating activities
Bad debt provision	—	—	1,897
Depreciation	3,770	7,831	11,140
Amortization of intangible assets	359	1,396	17,652
Impairment loss of goodwill and impairment of acquired intangibles via acquisition of businesses	—	—	5,420
Impairment loss of other intangible assets	—	2,949	1,104
Share-based compensation allocated from Sohu	354	1,069	570
Share-based compensation expense	13,143	8,493	5,547
Loss from equity investments	—	1,771	994
Disposal loss of fixed assets and intangible assets	5	70	596
Deferred tax assets	(1,262)	(1,039)	(1,154)
Deferred tax liabilities	—	(12)	(308)
Others	—	—	822
Changes in current assets and liabilities, net of acquisition:
Accounts receivable, net	(3,642)	1,365	(2,355)
Prepaid and other current assets	16,066	(6,372)	7,794
Due from Sohu	(20,053)	(39,720)	(47,492)
Other assets, net	—	(159)	(772)
Accounts payable	369	4,110	(615)
Receipts in advance and deferred revenue	7,928	4,349	14,931
Due to Sohu	4,060	15,946	15,053
Accrued salary and benefits	(513)	3,168	4,233
Accrued liabilities to suppliers	3,678	(1,154)	(2,047)
Tax payables	(663)	7,074	(1,570)
Other accrued liabilities	1,993	1,441	(2,852)

Net cash provided by operating activities	187,810	207,259	276,602

Cash flows from investing activities:
Purchase of fixed assets	(43,232)	(10,119)	(20,620)
Purchase of intangible assets and other assets	(2,616)	(6,632)	(16,857)
Prepayment for an office building	—	(58,146)	(62,848)
Cash paid for business acquisition, net of cash acquired	—	(2,652)	(216,611)
Shareholder loan to an investee	—	(4,859)	—
Investment in equity investees	—	(5,300)	(350)
Purchase of short-term investments	—	—	(41,897)
Proceeds from maturities of short-term investments	—	—	42,534

Net cash used in investing activities	(45,848)	(87,708)	(316,649)

Cash flows from financing activities:
Repayment of short-term loan from Sohu or third parties	(8,450)	(3,001)	—
Issuance of ordinary shares	55,845	—	—
Dividend paid to Sohu	(96,800)	—	—
Other proceeds relating to financing activities	1,087	—	—
Other cash payments relating to financing activities	(1,574)	—	—

Net cash used in financing activities	(49,892)	(3,001)	—

Effect of exchange rate changes on cash and cash equivalents	389	7,527	19,431

Net increase (decrease) in cash and cash equivalents	92,459	124,077	(20,616)
Cash and cash equivalents, beginning of year	134,491	226,950	351,027

Cash and cash equivalents, end of year	226,950	351,027	330,411

Supplemental disclosures of cash flow
Cash paid for income taxes	(26,046)	(28,536)	(38,116)
Cash paid for interest expense	(410)	(39)	—
Supplemental schedule of non-cash investing activity
Consideration payable for business acquisition	—	2,000	29,810
Notes payable to Sohu	—	—	16,007
Supplemental schedule of non-cash financing activity
Deemed dividend to Sohu related to the 17173 Business	18,225	23,443	41,705

* The above consolidated financial statements have been prepared as if the 17173 Business recently acquired from Sohu had been owned and operated by the Group throughout the periods presented in accordance with ASC subtopic 805-50. Please see note 6 -
“BUSINESS COMBINATIONS—Acquisition of the 17173 Business”.

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (“VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2011 are described below:

Name of entity	Place and date of incorporation or acquisition	Effective interest held
Controlled entities:
Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, August 13, 2007	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, September 26, 2007	100%
Changyou.com (US), Inc. (“Changyou US”)	Delaware, United States of America, January 26, 2009	100%
Changyou.com (UK) Co., Ltd. (“Changyou UK”)	London, United Kingdom of Great Britain, July 3, 2009	100%
Changyou My Sdn.Bhd (“Changyou Malaysia”)	Kuala Lumpur, Malaysia, September 10, 2009	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, October 29, 2009	100%
Changyou.com Korea Limited (“Changyou Korea”)	Seoul, Korea, January 7, 2010	100%
Beijing Yang Fan Jing He Information and Consultant Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, April 22 , 2010	100%
ICE Entertainment (HK) Limited (“ICE HK”)	Hong Kong, China, acquired on May 28, 2010	100%
ICE Information Technology (Shanghai) Co., Ltd. (“ICE Information”)	Shanghai, China, acquired on May 28, 2010	100%
Shanghai Jing Mao Culture Communication Co. (“Shanghai Jingmao”)	Shanghai, China, acquired on January 25, 2011	100%
Beijing Jingmao Film & Culture Communication Co., Ltd. (“Beijing Jingmao”)	Beijing, China, acquired on January 25, 2011	100%
Shanghai Hejin Data Consulting Co., Ltd (“Shanghai Hejin”)	Shanghai, China, acquired on January 25, 2011	100%
Changyou.com Gamepower (HK) Limited (“Gamepower HK”)	Hong Kong, China, on September 8, 2011	100%
Changyou.com Webgames (HK) Limited (“Webgames HK”)	Hong Kong, China, on September 21, 2011	100%
Kylie Enterprises Limited (“Kylie”)	British Virgin Islands, acquired on December 15, 2011	100%

Name of entity	Place and date of incorporation or acquisition	Effective interest held
VIEs:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, August 23, 2007	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Shanghai, China, acquired on May 28, 2010	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Beijing, China, August 5, 2010	100%
Shenzhen 7Road Technology Co., Ltd. (“7 Road”)	Shenzhen, China, acquired on May 11, 2011	68.258%

The Group principally engages in the development, operation and licensing of massively multi-player online games (“MMOGs”) and Web-based games. The Group also engages in the online advertising business through its ownership and operation of a game information portal on the 17173.com Website. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”).

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

2. REORGANIZATION, SHARE SPLIT AND ACQUISITION OF THE 17173 BUSINESS

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

Prior to the establishment of the Group, the operation and licensing of MMOGs were carried out by various companies owned or controlled by Sohu.com (the “Predecessor Operations”). In connection with the Reorganization, the Predecessor Operations, which include all operating assets and liabilities relating to the operation of massively multi-player online role-playing games (“MMORPGs”) (which are a subset of MMOGs), were transferred to the Group with legal effect as of December 1, 2007.

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

(iii) On March 16, 2009, the Company increased its authorized ordinary shares from 109,774,000 to 297,740,000 ordinary shares, par value $0.01 per share, with 200,000,000 of such shares designated as Class A ordinary shares and 97,740,000 of such shares designated as Class B ordinary shares, and effected a ten-for-one split of outstanding Class B ordinary shares by way of a bonus share issuance of nine Class B ordinary shares for each Class B ordinary share then outstanding.

The impact of the share splits and issuances is accounted for retroactively in the periods presented herein.

c. Acquisition of the 17173 Business

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the online game information portal 17173.com Website (the “17173 Business”) for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the transition period from December 16, 2011 through December 31, 2011 (the “Transition Period”) was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. See Note 6 – “BUSINESS COMBINATIONS –Acquisition of the 17173 Business” and Note 24 – “RELATED PARTY TRANSACTIONS.” Because Changyou and the 17173 Business are under common control by Sohu, in accordance with ASC subtopic 805-50 the Company’s consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 have been prepared as if the current corporate structure had been in existence throughout the periods presented and the Company’s consolidated financial statements for the years ended December 31, 2009 and 2010 have been restated accordingly. See Note 29—“ADDITIONAL INFORMATION—RESTATED FINANCIAL STATEMENTS.”

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its online game business and online advertising business through the VIEs. Both Gamease and Guanyou Gamespace are directly owned by the Company’s Chief Executive Officer (“CEO”) and Dewen Chen, the Company’s President and Chief Operating Officer (the “President”), who hold 60% and 40%, respectively, of each of these entities. Shanghai ICE is owned by two Changyou employees, Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. Capital for the VIEs is funded by the Company through loans provided to the Company’s CEO and President and Ms. Pi and Ms. Qi, and the loans are initially recorded as loans to related parties. Gamease owns 68.258% of the equity interests of 7Road.

The loans to the shareholders of Gamease, Guanyou Gamespace, and Shanghai ICE and the capital of the VIEs are eliminated for accounting purposes during consolidation.

Under contractual agreements with the Company, shareholders of Gamease, Guanyou Gamespace and Shanghai ICE are required to transfer their ownership in Gamease, Guanyou Gamespace and Shanghai ICE to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease, Guanyou Gamespace and Shanghai ICE are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace and Shanghai ICE. The Company’s CEO and President and the two Changyou employees have pledged their shares in Gamease, Guanyou Gamespace and Shanghai ICE as collateral for the loans. As of December 31, 2010 and 2011, the aggregate amount of these loans was $3,609,000 and $3,793,000, respectively.

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the relationships between the Company, AmazGame and Gamease, the relationships between the Company, Gamespace and Guanyou Gamespace, the relationships between the Company, ICE Information and Shanghai ICE, the relationship between Gamease and 7Road, and the economic benefit flow of the applicable contractual arrangements. In connection with such evaluation, management also took into account the fact that AmazGame, Gamespace and ICE Information, as a result of the above contractual arrangements, control 100% of the shareholders’ voting interests in Gamease, Guanyou Gamespace and Shanghai ICE and the fact that Gamease, in turn, holds and controls 68.258% of the shareholders’ voting interests in 7Road. The Group concluded that each of Gamease, Guanyou Gamespace, Shanghai ICE and 7Road is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s and 7Road’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

It is possible that the Group’s operation of its businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that operate online games and internet content services. If such a finding were made, regulatory authorities with jurisdiction over the operation of online games and Internet content services would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of Gamease, Guanyou Gamespace, Shanghai ICE, AmazGame, Gamespace, ICE Information and/or 7Road, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its game operations or online advertising business. Any of these actions could cause significant disruption to the Group’s business operations, and have a materially adverse impact on the Group’s cash flows, financial position and operating performance. The Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the contracts with the Company, shareholders of Gamease, Guanyou Gamespace and Shanghai ICE would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over Gamease, Guanyou Gamespace, Shanghai ICE and 7Road. Consequently, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s and 7Road’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be materially adversely affected. The Company’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The following combined financial information of the Group’s VIEs and, as applicable, a subsidiary of one of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

		As of December 31, (in thousands)
		2010	2011
Total assets		$128,762	$314,538
Total liabilities		52,555	135,325

	For the Year ended December 31, (in thousands)
	2009	2010	2011
Net revenue	$267,576	$326,670	$434,018
Net income	28,529	25,616	50,683

	For the Year ended December 31, (in thousands)
	2009	2010	2011
Net cash provided by operating activities	$(4,561)	$32,394	$56,622
Net cash used in investing activities	(2,635)	(3,682)	(80,971)
Net cash provided by financing activities	—	(28,084)	—

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. As the Company is conducting its online game business and online advertising business mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Variable interest entities not consolidated within the Group

In 2010, in order to diversify the Company’s marketing channels for its games, the Company acquired a 50% equity interest in Shanghai Jingmao and its affiliate. Although following the acquisition Shanghai Jingmao and its affiliate were variable interest entities of the Company under generally accepted accounting principles in the United States of America (“U.S. GAAP”), the Company was not the primary beneficiary of Shanghai Jingmao and its affiliate because the Company was not able to direct their activities. Accordingly, the Company did not consolidate the financial statements of Shanghai Jingmao and its affiliate prior to February 1, 2011 and the Company’s investment in them was accounted for under the equity method of accounting. In January 2011, the Company acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and its affiliate, resulting in the Company’s having control of 100% of the voting equity interests. Accordingly, the Company began to consolidate the financial statements of Shanghai Jingmao and its affiliate on February 1, 2011.

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

Because of the Company’s acquisition on December 15, 2011 of the 17173 Business, which is under common control by Sohu with the Company, the Company’s consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 incorporate the results of operations of the combining entities and businesses as to which the common control combination occurred as if the combining entities and businesses had been combined from the date when they first came under the control of Sohu, the controlling party. The Company’s financial statements as of and for the years ended December 31, 2009 and 2010 have been restated accordingly.

Certain assets of the combining entities and businesses were combined using the existing book values from the perspective of Sohu, the controlling party. No amount was recognized in consideration of goodwill or for the excess of Changyou’s interest in the net fair value of the 17173 Business’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of Sohu’s interest.

ASC subtopic 805-50 provides that the consolidated statements of comprehensive income should include the results of each of the combining entities and businesses from the earliest date presented or, if more recent, from the date when the combining entities and businesses first came under common control, regardless of the date of the common control combination.

b. Use of estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant judgments and estimates include accounting for the basis of consolidation, the recognition of revenues, the determination of share-based compensation expense, the determination of the fair value of identifiable assets and liabilities acquired through business combination, the determination of the fair value of contingent consideration, the determination of the fair value of mezzanine equity, the determination of segment aggregation, assessment of income tax and valuation allowances against deferred tax assets, determination of allowance of doubtful accounts, assessment of impairment of intangible assets, fixed assets, other assets, equity investments and goodwill and the determination of functional currencies, which represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

c. Fair value measurement

The Company’s financial instruments include cash equivalents, accounts receivable, short-term investments, prepaid and other current assets, accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers and other accrued liabilities. The carrying amounts of these financial instruments approximate their fair values. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—other inputs that are directly or indirectly observable in the marketplace.

Level 3—unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As of December 31, 2010 and 2011, the Company’s cash equivalents include time deposits with maturities of three months or less amounting to $302.0 million and $153.2 million, respectively. These time deposits are classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical time deposits and therefore, in order to determine the fair value, the Company had to use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that were observable or could be corroborated by observable market data for substantially the full term of the assets or liabilities.

As of December 31, 2010 and 2011, the Company's short-term investments were mainly in financial instruments held by 7Road, totaling approximately $nil and $17.6 million, respectively. These instruments were issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets.

d. Equity investments

Investments in entities over which the Company does not have significant influence are recorded as equity investments and are accounted for by the cost method. Investments in entities over which the Company has significant influence but does not control are also recorded as equity investments and are accounted for by the equity method. Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investment is recognized in the Company’s consolidated statements of comprehensive income; and the Company’s share of post-acquisition movements in equity investments is recognized in equity in the Company’s consolidated balance sheets. Unrealized gains on transactions between the Company and its equity investments are eliminated to the extent of the Company’s interest in the equity investments. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an equity investment equals or exceeds its interest in the equity investment, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the equity investee.

e. Cash and cash equivalents

The Company’s cash equivalents mainly consist of time deposits placed with banks with an original maturity of three months or less.

f. Short-term investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. To estimate fair value, the Company refers to the quoted price of similar products provided by banks at the end of each period end. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. See above “Fair Value Measurement”. Since these investments' maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2010 and 2011, the Company recorded changes in the fair value of short-term investments in the consolidated statements of comprehensive income of $nil and $659,000, respectively.

g. Fixed assets and depreciation

Fixed assets, comprising office buildings, computer equipment (including servers), and leasehold improvements are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment, if any, over the estimated useful lives of the assets on a straight-line basis, with no residual value. The estimated useful lives are as follows:

Estimated useful life
Office building	47 years
Computer equipment (including servers)	4 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Office furniture	5 years
Vehicles	4-10 years

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of fixed assets is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in operating expenses in the consolidated statements of comprehensive income.

As of December 31, 2010 and 2011, the original costs of fully depreciated assets which are still in use were $2.3 million and $7.6 million, respectively.

h. Accounts Receivable, Net

The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company makes estimations of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including but not limited to reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if the Company’s customers are unable to make payments due to their deteriorating financial conditions. As of December 31, 2010 and 2011, the provision for bad debt was $nil and $2.1 million, respectively.

i. Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs.

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than- not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss should be recognized in an amount equal to that excess. The goodwill impairment losses for the years ended December 31, 2009, 2010 and 2011 were $nil, $nil and $5.2 million, respectively.

j. Intangible assets

Intangible assets, comprising operating rights for licensed games, computer software purchased from unrelated third parties, trademarks and domain names, developed technologies, cinema advertising slot rights and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The weighted average amortization period for intangible assets is four years, five years and four years, respectively, for the years ended December 31, 2009, 2010 and 2011.

k. Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company tests impairment of long-lived assets and intangible assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The impairment charges of intangible assets recorded in product development expense for the years ended December 31, 2009, 2010 and 2011 were $nil, $2.9 million and $1.1 million, respectively, and the impairment charges of acquired intangibles via acquisition of businesses expense for the year ended December 31, 2011 were $219,000.

l. Receipts in advance and deferred revenue

For MMOG operations revenue, proceeds received from sales of prepaid game cards form the basis of the revenues and are initially recorded as receipts in advance from players and are transferred from receipts in advance to deferred revenues when the prepaid cards are activated or charged by the players to their respective personal game accounts. For overseas licensing revenue, deferred revenue represents the unamortized balance of initial license fees paid by overseas licensees.

Following the acquisition of 7Road, deferred revenues from Web-based game represent the unamortized balance of initial license fees paid by licensees and unrecognized revenue-sharing related to virtual items that are not consumed. In cases where the license agreement with an operator requires 7Road to set up and maintain the servers to host the Web-based games for the users, 7Road is obliged to provide on-going services to users and the Company recognizes revenue when virtual items are consumed.

For the online advertising business, cash payments, which are received in advance of the delivery of online advertising services pursuant to applicable advertising contracts, are recorded as receipts in advance.

m. Contingent Consideration

The acquisition of 7Road includes a contingent consideration arrangement that requires additional consideration to be paid by the Group based on the future financial performance of 7Road through December 31, 2012. The range of the undiscounted amounts the Company could pay under the contingent consideration agreement is between $nil and $32.76 million. The fair value of the contingent consideration of $28.05 million recognized on the acquisition date was estimated by an independent valuation firm, with the income approach applied. There were no indemnification assets involved. Based on 7Road’s actual performance for 2011, the Company recorded consideration payable of $13.1 million in other accrued liabilities and recorded a contingent liability of $16.7 million as of December 31, 2011. The contingent liability will be adjusted based on 7Road’s performance in 2012.

n. Mezzanine Equity

On May 11, 2011, the Company, through Gamease, acquired 68.258% of the equity interests in 7Road and began to consolidate 7Road's financial statements on June 1, 2011.

Mezzanine Equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in 7Road to the Company at a pre-determined price if 7Road achieves specified performance milestones in the coming three years and certain circumstances occur. The put option will expire in 2014. Since the occurrence of the sale is not solely within the control of the Company, the Company classifies the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

In accordance with ASC subtopic 480-10, the Company calculates, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii).

o. Foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“U.S. dollar”). The functional currency of the Company’s subsidiaries and VIEs in China is the Renminbi (“RMB”). The functional currency of the Company’s subsidiary in the United Kingdom is the British Pound, the functional currency of the Company’s subsidiary in Malaysia is the Malaysian Ringgit, the functional currency of the Company’s subsidiary in Korea is the South Korean Won, the functional currency of the Company’s subsidiaries in the British Virgin Islands, Hong Kong and the United States of America is the U.S. dollar. Accordingly, assets and liabilities of the China subsidiaries and VIEs are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates for RMB to U.S. dollars in effect during the reporting period. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of shareholders’ equity for the years presented.

Foreign currency transactions are translated at the applicable rates quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of comprehensive income.

p. Revenue recognition

Online Game Revenues

Online game revenues include revenues from MMOG operations revenues, Web-based game revenues and overseas licensing revenues.

MMOG operations revenues

The Group earns revenue through providing MMOGs to players pursuant to the item-based revenue model. Under the item-based model, the basic game play functions are free of charge and players are charged for purchases of in-game virtual items.

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

For the years ended December 2009, 2010 and 2011, the Group recognized revenues in connection with expired un-activated prepaid cards and unused balances of activated prepaid cards in an inactive account of approximately $236,000, $712,000 and $964,000, respectively.

Web-based game revenue

As a result of the 7Road acquisition, the Group generated Web-based game revenues for the first time in 2011. 7Road's Web-based game is designed to be operated under the item-based revenue model. 7Road has licensed the game to third party operators who offer the game to users in China and other countries on their Websites or platforms. The licensing agreements provide for two revenue streams, an initial fixed license fee and a monthly revenue-based royalty. Since 7Road is required to provide when-and-if-available upgrades to the licensees during the license period, the initial license fee is recognized ratably as revenue over the license period. Since the third party operator is the party that signs the user agreement with its users and is responsible for its users' experience on its Websites or platforms, 7Road is not the primary obligor, and the net revenue-based royalty paid by the third party operator is recorded as revenue.

For arrangements where the game is hosted on the operators’ servers, revenue is recognized upon the conversion of the virtual currency of the operators to the game coins of 7Road, as 7Road’s remaining obligation is deemed to be inconsequential and perfunctory.

For arrangements where the game is hosted on 7Road’s servers, revenue is recognized when virtual items purchased are consumed or over the estimated lives of the virtual items, as 7Road is obliged to provide on-going services to users and its remaining obligation is deemed not to be inconsequential and perfunctory after the conversion of the virtual currency of the operators to the game coins of 7Road. Therefore the revenue should be recognized when the game service is delivered to the game players, that is when the virtual items are consumed and/or amortized in the related benefit periods.

The relevant PRC tax authorities have determined that 7Road’s game revenues are subject to 17% Value Added Tax (“VAT”), and that 7Road is entitled to a 14% VAT refund immediately upon the filing of its VAT returns, with the result that 7Road’s net VAT rate is only 3%. 7Road has adopted gross presentation for VAT, by which VAT is included in revenues and cost of revenues, because 7Road considers its 17% VAT obligation and its entitlement to a 14% VAT refund as one integrated preferential VAT policy. The amount of the net VAT cost for Web-based game revenues was $313,000 for the period between the date of the 7Road acquisition and December 31, 2011.

The related surcharges are recognized in cost of revenue when the revenue is earned.

Overseas licensing revenues

The Group enters into licensing arrangements with overseas licensees to operate the Group’s MMOGs in other countries or territories. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products of the games. The initial license fee is based on both a fixed amount and additional amounts receivable upon achieving certain sales targets. Since the Group is obligated to provide post-sales services such as technical support and provision of updates and when-and-if-available upgrades to the licensees during the license period, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period. The fixed amount of the initial license fee is recognized ratably over the remaining license period from the launch of the game and the additional amount is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly revenue-based royalty fee is recognized when relevant services are delivered, provided that collectability is reasonably assured.

Online Advertising Revenue

Online advertising revenues are from the 17173 Business. Online advertising revenue is recognized after deducting agent rebates and applicable business tax.

For online advertising revenues, a contract is signed to establish a fixed price and the advertising services to be provided. Based on the contracts, the 17173 Business provides advertisement placements on its Websites and/or in different formats, including but not limited to banners, links, logos, buttons, rich media and content integration.

To determine the method of recognition of online advertising revenue, prior to entering into contracts, management makes a credit assessment of the customer to assess the collectability of the contract. For those contracts for which collectability was determined to be reasonably assured, revenue is recognized ratably over the period during which the advertising services were provided and when all revenue recognition criteria are met. For those contracts for which the collectability was determined to not be reasonably assured, revenue is recognized only when the cash is received and all other revenue recognition criteria are met.

Before 2011, the 17173 Business treated multiple deliverable elements of advertising contracts as a single unit of accounting for revenue recognition purposes. On January 1, 2011, in accordance with ASU No.2009 -13, the 17173 Business began to treat advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and to recognize revenue on a periodic basis during the contract periods when each deliverable service was provided. Since the contract price is for all the deliverables under an advertising contract, the 17173 Business allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No.2009 -13. The 17173 Business first uses vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, the 17173 Business uses third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, the 17173 Business uses management’s best estimate of the selling price for the deliverable.

Others Revenue

Others revenue is composed of cinema advertising revenue.

For cinema advertising revenues, a contract is signed with the advertiser to establish a fixed price and specify advertising services to be provided. Based on the contracts, the Company provides advertisement placements in advertising slots to be shown in theatres before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts with different theatres and film production companies.

Revenue from the cinema advertising is recognized when all the recognition criteria are met. Depending on the terms of a customer contract, fees for services performed can be recognized according to two principal methods: proportional performance or straight line.

(1) Proportional performance method: Fees are generally recognized based on a percentage of the advertising slots actually delivered where the fee is earned on a per advertising slot placement basis.

(2) Straight line method: Fees are recognized on a straight line basis over the contract period when the fee is not paid based on the number of advertising slots actually delivered.

q. Cost of revenues

Cost of online game revenues mainly consists of salary and benefits, revenue-based royalty payments to the game developers, bandwidth leasing charges, amortization of licensing fees, depreciation expenses, business tax and value-added tax which primarily arise from the revenue that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace, respectively, and other direct costs.

Cost of online advertising revenues mainly consists of salary and benefit, bandwidth leasing costs, depreciation expenses, and advertising design cost.

Other cost of revenues mainly consists of payments to theatres and film production companies for pre-film screening advertising slots.

r. Product development expenses

Costs incurred for the development of online games prior to the establishment of technological feasibility and costs incurred for maintenance after the online games are available for marketing are expensed when incurred and are included in product development expenses.

During the years ended December 31, 2009, 2010 and 2011, the Company did not capitalize any product development expense.

s. Government Grant

A government grant is recognized when the grant is received and the relevant requirements have been complied with. Government grants are generally recorded as other income, and grants for which the government stipulates specified uses are recorded as a reduction in operating expenses. For the years ended December 31, 2009, 2010 and 2011, awards from the PRC government recorded in other income were $146,000, $721,000 and $16,000, respectively, and awards recorded as a reduction in operating expenses were $nil, $nil and $126,000, respectively.

t. Advertising expense

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred. Included in sales and marketing expense are advertising costs of $31.7 million, $32.5 million and $33.4 million, respectively, for the years ended December 31, 2009, 2010 and 2011. Advertising expenses charged from Sohu were $15.4 million, $7.5 million and $6.0 million, respectively, for the years ended December 31, 2009, 2010 and 2011.

u. Operating leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease periods.

v. Share-based compensation expense

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

w. Income taxes

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

x. Uncertain tax positions

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

y. Earnings per share

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

z. Comprehensive income

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

aa. Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run the Company’s business operations, which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on its organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results.

The Company has determined that the business segments that constitute its primary reportable segments are the online game segment, which consists of MMOGs and the Web-based game operated through 7Road, and the online advertising segment, which consists of the 17173 Business.

Before 2011, the Group principally engaged in the development, operation and licensing of MMOGs and operated and managed this business as a single segment. In 2011, Changyou expanded its business by acquisitions in the Web-based game, online advertising and cinema advertising businesses, and generated revenues from the operations of such businesses. With the goal of optimizing the management of operations, the Company’s CODM separately reviewed key information of each of four operating segments consisting of MMOG, Web-based game, online advertising and cinema advertising. The Company concluded that the MMOG and web-based game segments have similar economic characteristics and meet all of the aggregation criteria that are required under ASC280 to aggregate identified operating segments. Hence the Company aggregated MMOG and Web-based game segments as one reportable segment under online game. In addition, cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in the “others.”

ab. Recently issued accounting standards

In April 2011, the Financial Accounting Standards Board (“FASB”) issued revised guidance on the “Reconsideration of Effective Control for Repurchase Agreement.” The revised guidance specifies the criterion pertaining to an exchange of collateral should not be a determining factor in assessing effective control, which should focus on a transferor’s contractual rights and obligations with respect to transferred financial assets if an entity enters into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The revised guidance removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The revised guidance is effective prospectively to transactions or modifications of existing transactions that occur on or after the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income”. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards”. The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company has early adopted the revised guidance on both Presentation of Comprehensive Income and Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.

In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company has early adopted the new guidance, as it was issued before the Company performed the annual impairment test.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

5. CONCENTRATION OF RISKS

There are no revenues from distributors that individually represent exceeding 10% of the total revenues for the years ended December 31, 2009, 2010 or 2011.

Over 80% of the Group’s net revenues for the years ended December 31, 2009 and 2010 were derived from a single MMORPG, Tian Long Ba Bu, which was launched in May 2007. Over 70% of the Group’s net revenues for the years ended December 31, 2011 were derived from Tian Long Ba Bu.

Over 90% of the Group’s net revenues for the years ended December 31, 2009, 2010 and 2011 were derived from domestic operations.

Substantially all the Company's long-lived assets are located in the PRC.

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable were as follows:

	As of December 31,
Debtors	2010 (as restated)	2011
	%	%
Accounts Receivable
Company A	58%	0	%*
Company B	18%	0	%*
Company C	11%	8%

*	As of December 31, 2010, the Company's accounts receivable due from Company A and Company B arose from the 17173 Business. Since accounts receivable of the 17173 Business were not included in the assets the Group acquired from Sohu as of December 31, 2011, the Company's accounts receivable due from Company A and Company B were $nil.

A majority of the Group’s sales and expenses transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to affect the remittance. Total cash and cash equivalents in currencies other than RMB held at Chinese financial institutions were $6.7 million and $4.7 million, respectively, as of December 31, 2010 and 2011.

The Group holds its cash and bank deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group holds it cash and bank deposits in approximately seventeen and nineteen, respectively, different financial institutions as of December 31, 2010 and 2011 and held no more than approximately 30% and 25%, respectively, of its total cash at any single institution as of December 31, 2010 and 2011.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.

6. BUSINESS COMBINATIONS

Acquisition of ICE HK and its affiliate

In May 2010, the Group acquired 100% of the equity interests in ICE HK and its subsidiary and VIE (collectively, the “ICE Group”), which are engaged in online games development and operations in China, for cash consideration of $7.0 million. Since Changyou has unilateral control of the ICE Group as a result of Changyou’s control of 100% of the voting equity interests of the ICE Group, the Company began to consolidate the ICE Group’s financial statements commencing with the acquisition. The Company views the acquisition of the ICE Group as an integral piece of the Company’s strategy to expand its online game business in China.

The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values on the acquisition date was as follows:

As of May 31, 2010 (in thousands)
Tangible assets acquired	$4,091
Game under development	769
Other identifiable intangible assets acquired	252

Goodwill	10,258
Liabilities assumed	(8,370)

Total	$7,000

The excess of the purchase price over the tangible assets, identifiable intangible assets (mainly registered game players and game operating platform) and games under development acquired and liabilities assumed was recorded as goodwill relating to the online game segment. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2011, no measurement period adjustment had been recorded.

Prior to the acquisition, the ICE Group did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of the ICE Group for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group, the Company does not consider the ICE Group on its own to be material to the Group. Thus the Company’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

Other identifiable intangible assets acquired upon consolidation mainly include game operating platform of $221,000, and registered game players of $31,000, which have an estimated weighted average useful life of two years. Total goodwill of $10.3 million primarily represents the expected synergies from combining operations of the Company and ICE Group, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

Acquisition of Shanghai Jingmao and its affiliate

In May 2010, in order to diversify the Group’s marketing channels for its games, the Group acquired 50% of the equity interests in each of Shanghai Jing Mao Culture Communication Co. Limited (“Shanghai Jingmao”) and its affiliate, which are primarily engaged in the cinema advertising business in China. The investment was accounted for under the equity method of accounting due to the group’s inability to control Shanghai Jingmao. In January 2011, the Group acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and its affiliate for total consideration of approximately $3.0 million. Payments for $1.0 million of the total consideration are contingent upon occurrence of certain specified events and management considers the possibility of the Group making gains due to the non-occurrence of the specified events to be remote. With unilateral control of 100% of the voting equity interests of Shanghai Jingmao and its affiliate, the Company started to consolidate Shanghai Jingmao and its affiliate’s financial statements on February 1, 2011. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair values was as follows:

As of February 1, 2011 (in thousands)
Fair value of previously held 50% equity interests	$2,704
Consideration for the remaining 50% equity interests	3,036

Total consideration	5,740

Tangible assets	9,514
Identifiable intangible assets acquired	10,101
Goodwill	5,147
Liabilities assumed	(19,022)

Total	$5,740

In accordance with ASC805 in a business combination achieved in stages, the Group re-measured its previously held equity interests in Shanghai Jingmao and its affiliate as at their acquisition-date fair value using the discounted cash flow method and recognized a total loss of $613,000 in other expenses in the first quarter of 2011. The Group hired an independent valuation firm to perform fair valuation of the previously held equity interests in Shanghai Jingmao and its affiliate upon the acquisition date.

The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill relating to the others business segment. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. Based on the assessment of their financial performance, neither Shanghai Jingmao nor its affiliate, separately, nor the two companies together, are considered material to the Group for the period presented.

Total identifiable intangible assets acquired upon acquisition mainly include cinema advertising slot rights of $8,330,000, partnership relationship of $1,035,000, trade name of $502,000, non-compete agreement of $126,000, and customer list of $108,000. Except for trade name, which is expected to have an indefinite useful life, other identifiable intangible assets acquired have an estimated average weighted useful life of two years. Under ASC350, intangible assets with an indefinite useful life are not amortized and their remaining useful life is evaluated at each reporting period to determine whether events and circumstances continue to support an indefinite life. Goodwill primarily represents the expected synergies from combining operations of Shanghai Jingmao and its affiliate with those of the Group, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. For the year ended December 31, 2011, a full impairment loss of $5.2 million on Shanghai Jingmao’s goodwill was recognized. (See Note 12).

Acquisition of 7Road

On May 11, 2011, the Group acquired 68.258% of the equity interests of 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that is contingent upon the achievement of specified performance milestones through December 31, 2012. 7Road is primarily engaged in Web-based game operations, through third party licensees, and development. The Company began to consolidate 7Road's financial statements on June 1, 2011. The purpose of the acquisition was to accelerate the Group's position in China's online games industry and add a new category of games to the Group's growing product portfolio. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

As of June 1, 2011 (in thousands)
Cash consideration	$68,258
Contingent consideration	28,051

Total consideration	96,309

Receivables	7,440
Other tangible assets	22,213
Completed Game	20,837
Games under development	3,561
Other identifiable intangible assets acquired	986
Goodwill	103,366
Liabilities assumed	(8,983)
Fair value of non-controlling interest and put option	(53,111)

Total	$96,309

The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill relating to the online game segment. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2011, no measurement period adjustment had been recorded.

Prior to the acquisition, 7Road did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of 7Road for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group, the Company does not consider 7Road on its own to be material to the Group. Thus the Company’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

The fair value of non-controlling interest in 7Road has been determined mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration other factors, as appropriate. If 7Road achieves specified performance milestones, subject to certain other specified circumstances the non-controlling shareholders will have the right to put their equity interests in 7Road to the Group at a predetermined price agreed upon at the acquisition date (“the put option”). In accordance with ASC480, the Company measured this non-controlling interest and a put option at their acquisition-date fair value. An independent valuation firm was hired to determine the fair value upon the acquisition date.

The acquisition of 7Road includes a contingent consideration arrangement that requires additional consideration to be paid by the Group based on the future financial performance of 7Road over a period through December 31, 2012. The range of the undiscounted amounts the Company could pay under the contingent consideration agreement is between nil and $32.76 million. The fair value of the contingent consideration recognized on the acquisition date of $28.05 million was estimated by an independent valuation firm, with the income approach applied. There are no indemnification assets involved. The Company recorded consideration payable of $13.1 million in other accrued liabilities and contingent liability of $16.7 million as of December 31, 2011.

Total identifiable intangible assets acquired upon acquisition mainly include completed game, games under development and other identifiable intangible assets acquired, including non-compete agreement of $179,000, and relationship with operators of $807,000. The games under development will be subject to amortization after completion. Completed game and other identifiable intangible assets acquired are amortized over an estimated average weighted useful life of five years. Total goodwill of $103.4 million primarily represents the expected synergies from combining operations of 7Road with those of the Group, which are expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. Total revenue and net income of 7Road attributable to Changyou.com Limited consolidated into the financial statements of the Group from the acquisition date through December 31, 2011 were $23.2 million and $7.2 million, respectively.

Acquisition of the 17173 Business

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the Transition Period from December 16, 2011 through December 31, 2011 was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. Since Changyou and the 17173 Business were controlled by Sohu both before and after the acquisition, this transaction was accounted for as a business combination under common control by Sohu. Therefore, in accordance with ASC subtopic 805-50, the consolidated financial statements of the Company include the acquired assets and liabilities of the 17173 Business at their historical carrying amounts of approximately $22.0 million. In addition, the Group’s consolidated financial statements as of and for the year ended December 31, 2011 have been prepared as if the current corporate structure had been in existence throughout the periods presented and the Group’s consolidated financial statements as of and for the years ended December 31, 2009 and 2010 have been restated accordingly. The excess of the purchase price over the historical carrying amount of the acquired assets and liabilities was deemed to be a dividend distribution to Sohu.

On and after December 16, 2011, the 17173 Business has been owned and operated by Changyou. However, under the terms of the acquisition agreement, Sohu continued to be entitled to the net profit generated by the 17173 Business during the Transition Period from December 16, 2011 through December 31, 2011, which was deemed to be a dividend distribution to Sohu.

The allocation of the consideration of the assets acquired and liabilities assumed based on their historical carrying amounts was as follows:

As of December 31, 2011 (in thousands)
Cash consideration	$162,500
Net profit for the Transition Period	1,284

Total consideration	163,784

Inventory	534
Fixed assets	2,737
Intangible assets	632
Goodwill	17,885
Deemed dividend to Sohu	141,996

Total	$163,784

Changyou and Sohu separately entered into a services agreement and an online links and advertising agreement (collectively, the “Services and Advertising Agreements”), pursuant to which Sohu provide links and advertising space and technical support to the Company, including the provision and maintenance of user log-in, information management and virtual currency payment systems of the 17173 Business. The Services and Advertising Agreements provide for a term of twenty-five years for the virtual currency payment system services, and an initial term of three years for all the other relevant services and links and advertising space, and involve aggregate fees to Sohu of approximately $30 million. Under the Services and Advertising Agreements, the Company may renew certain rights for a subsequent term of twenty-two years, and may obtain a perpetual software license in respect of the information management system and the user log-in system following the expiration of the three-year term, subject to the Company’s payment to Sohu of additional fees of up to approximately $5 million in the aggregate.

7. ACCOUNTS RECEIVABLE, NET

The carrying amounts of accounts receivable of the Group are stated are as follows:

	As of December 31, (in thousands)
	2010 (As restated)	2011
Accounts receivable	$6,743	$13,473
Less: provision for bad debts	—	(2,147)

Net Book Value	$6,743	$11,326

8. PREPAID AND OTHER CURRENT ASSETS

	As of December 31, (in thousands)
	2010 (As restated)	2011
Shareholder loan to Shanghai Jingmao	$4,983	$—
Employee receivables	3,635	4,809
VAT refund receivables	1,214	2,235
Deposits	276	1,899
Others	2,828	2,667

Total	$12,936	$11,610

9. FIXED ASSETS, NET:

	As of December 31, (in thousands)
	2010 (As restated)	2011
Office building	$34,415	$36,173
Computer equipment (including servers)	25,913	45,360
Leasehold improvements	10,093	12,877
Office furniture	930	1,406
Vehicles	336	1,085

Total	71,687	96,901
Less: accumulated depreciation	(17,046)	(28,507)

Net book value	$54,641	$68,394

The depreciation expense for fixed assets was $3.8 million, $7.8 million and $11.1 million, respectively, for the years ended December 31, 2009, 2010 and 2011.

10. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2011 (in thousands)
	Gross			Net
	Carrying	Accumulated		Carrying
Items	Amount	Amortization	Impairment	Amount
Operating rights for licensed games	$11,310	$(3,310)	$(2,548)	$5,452
Computer software	3,305	(946)	—	2,359
Developed technologies	26,253	(2,750)	(993)	22,510
Trademarks and domain names	7,521	(1,037)	(219)	6,265
Cinema advertising slot rights	38,070	(28,184)	—	9,886
Others	2,647	(678)	—	1,969

Total	$89,106	$(36,905)	$(3,760)	$48,441

	As of December 31, 2010 (in thousands) (As restated)
	Gross			Net
	Carrying	Accumulated		Carrying
Items	Amount	Amortization	Impairment	Amount
Operating rights for licensed games	$8,428	$(1,352)	$(2,016)	$5,060
Computer software	2,538	(431)	—	2,107
Developed technologies	1,077	(144)	(933)	—
Trademarks and domain names	2,777	(1,965)	—	812

Total	$14,820	$(3,892)	$(2,949)	$7,979

The amortization expense for intangible assets was $0.4 million, $1.4 million and $17.7 million, respectively, for the years ended December 31, 2009, 2010 and 2011.

As of December 31, 2011, amortization expense of intangible assets for future years is expected to be as follows:

Amortization expense of intangible assets (in thousands)
2012	$13,729
2013	10,371
2014	7,838
2015	6,628
2016	3,681
Thereafter	6,194

Total expected amortization expense	$48,441

11. EQUITY INVESTMENTS

In January 2010, AmazGame acquired 30% of the equity interests in Shenzhen Zhou You Network Technology Ltd (“Zhou You”). Zhou You is primarily engaged in the online game development business.

In May 2010, AmazGame, through its wholly-owned subsidiary Yang Fan Jing He, acquired 50% of the equity interests of Shanghai Jingmao and its affiliate. Shanghai Jingmao and its affiliate are primarily engaged in the cinema advertising business. The Company had significant influence over Shanghai Jingmao and its affiliate. Therefore, the equity investments were accounted for using the equity method.

In January 2011, the Group acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and its affiliate. With control of 100% of the voting equity interests of Shanghai Jingmao and its affiliate, the Company started to consolidate Shanghai Jingmao and its affiliate’s financial statements on February 1, 2011.

The balances under equity method are as follows:

	As of December 31, (in thousands)
	2010 (As restated)	2011
Share of net tangible assets acquired	$1,047	$—
Investment—goodwill	4,388	—
Loss from interests in equity investees recorded in other expense	(1,771)	—
Foreign exchange translation adjustments	(19)	—

Carrying amount of equity investments	$3,645	$—

In August 2011, the Group acquired 10% of the equity interests of JCR Soft Company Limited for fixed cash consideration of $350,000. As the Group does not have significant influence over JCR Soft, the Group accounts for the equity investment using the cost method.

12. GOODWILL

In 2011, for the reporting units of the MMOG operation business and the Web-based game operation business, the Company qualitatively assessed whether it is more likely than not that the fair values of these reporting units were less than their carrying amounts. For the reporting units of the Company’s online advertising business and cinema advertising business, the Company tested for goodwill impairment by quantitatively comparing the fair values of those reporting units to their carrying amounts.

The changes in the carrying value of goodwill are as follows:

	Online Game (in thousands)	Online Advertising (in thousands)	Others (in thousands)	Total (in thousands)
Balance as of December 31, 2010(As restated)
Goodwill	$10,258	$17,885	$—	$28,143
Accumulated impairment losses	—	—	—	—

	$10,258	$17,885	$—	$28,143

Transactions in 2011
Acquisitions	$103,366	$—	$5,147	$108,513
Foreign exchange	3,107	—	54	3,161
Impairment losses	—	—	(5,201)	(5,201)

Balance as of December 31, 2011
Goodwill	$116,731	$17,885	$5,201	$139,817
Accumulated impairment losses	—	—	(5,201)	(5,201)

	$116,731	$17,885	$—	$134,616

For the qualitative analysis performed for the MMOG operation business and the Web-based game operation business, the Company took into consideration all the events and circumstances listed in ASC350, Intangibles—Goodwill and Other, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test for the MMOG operation business and the Web-based game operation business.

For the reporting units of the Company’s online advertising business and cinema advertising business, the Company estimated the fair value by weighting the results from the income approach and used the market approach as a check. These valuation approaches consider a number of factors, which include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and require the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of the Company’s business.

After completing its annual impairment reviews for each reporting unit on an annual basis as of October 1, 2010 and 2011, the Company concluded that goodwill was not impaired in either of these years except for the reporting unit of the cinema advertising business.

For the cinema advertising business, in view of Shanghai Jingmao’s less-than-satisfactory performance for the year ended December 31, 2011, the Company performed an impairment test with the assistance of a third-party appraiser to determine the implied fair value of Shanghai Jingmao’s goodwill. Based on the assessment, a full impairment loss of $5.2 million on Shanghai Jingmao’s goodwill was recognized for the year ended December 31, 2011.

13. OTHER ASSETS, NET:

	As of December 31, (in thousands)
	2010 (As restated)	2011
Prepayment for an office building	$59,794	$125,696
Deferred tax assets, net	2,733	3,605
Others	420	1,064

Total	$62,947	$130,365

In August 2010, Changyou entered into agreements with a property developer for the purchase of an office building, to be built in Beijing. The Office building is to serve as Changyou’s headquarters, with an area of approximately 56,549 square meters at a price of approximately $158.1 million. As of December 31, 2011, Changyou had paid $125.7 million to the property developer.

14. FAIR VALUE MEASUREMENT, NET

Fair Value of Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2010 and 2011:

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$153,222	$—	$153,222	$—
Short-term investments	17,560	—	17,560	—

Total	$170,782	$—	$170,782	$—

		Fair value measurement at reporting date using (in thousands) (As restated)
Items	As of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$301,992	$—	$301,992	$—

15. RECEIPTS IN ADVANCE AND DEFERRED REVENUE

	As of December 31, (in thousands)
	2010 (As restated)	2011
Receipts in advance	$22,999	$23,185
Deferred revenue	13,238	28,715

Total	$36,237	$51,900

16. OTHER ACCRUED LIABILITES

	As of December 31, (in thousands)
	2010 (As restated)	2011
Consideration payable for business acquisitions	$2,000	$13,531
Accrued transaction costs for acquisition of the 17173 Business	—	1,741
Accrued liabilities to suppliers	550	190
Customer deposits	3,472	—
Others	2,136	1,394

Total	$8,158	$16,856

17. SHARE-BASED COMPENSATION

Share Awards Granted before Initial Public Offering

Share-based compensation allocated from Sohu to the Company

Sohu’s Stock Incentive Plan

The 2000 Stock Incentive Plan of the Company’s ultimate parent company, Sohu.com, provides for the issuance of stock options and restricted stock units to purchase up to 9,500,000 shares of common stock to qualified employees. The maximum term of any issued stock right is ten years from the grant date.

The fair value of each option grant to employees is estimated on the date of grant using the Black-Scholes option pricing model. There was no grant of stock options by Sohu to Changyou during 2009, 2010 or 2011.

A summary of option activity, relating to options held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2011 and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2011	12	$17.56	4.16	$556
Exercised	(2)	14.15
Forfeited	—

Outstanding at December 31, 2011	10	18.41	3.28	306

Vested at December 31, 2011	10	18.41	3.28	306

Exercisable at December 31, 2011	10	18.41	3.28	306

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2011 of shares of Sohu.com Inc. common stock on NASDAQ of $50.00.

The total fair values of options expensed during the years ended December 31, 2009, 2010 and 2011 were $95,000, $nil and $nil, respectively. The total intrinsic values of options exercised during the years ended December 31, 2009, 2010 and 2011 were $474,000, $383,000 and $173,000, respectively. As of December 31, 2011, there was no unrecognized compensation expense for options because the requisite service periods for the remaining options had been satisfied on or prior to that date.

A summary of restricted stock unit activity, relating to restricted stock units held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2011, and changes during the year then ended, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2011	2	$86.58
Granted	—
Vested	(1)	86.58
Forfeited	—

Unvested at December 31, 2011	1	86.58

Expected to vest thereafter	1	86.58

As of December 31, 2011, there was $9,000 of unrecognized compensation cost related to unvested restricted stock units, net of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 0.36 years. The total fair values of restricted stock units expensed during the years ended December 31, 2009, 2010 and 2011 were $163,000, $116,000 and $31,000, respectively.

The total fair value of vested restricted stock units on their respective vesting dates during the years ended December 31, 2009, 2010 and 2011 were $382,000, $242,000 and $88,000, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2009, 2010 and 2011.

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

Share-based compensation allocated from Sohu to the 17173 Business

A summary of option activity, relating to options held by employees of the 17173 Business under Sohu’s 2000 Stock Incentive Plan as of December 31, 2011, and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2011	16	$19.48	4.18	$695
Exercised	(5)	19.54
Forfeited	—

Outstanding at December 31, 2011	11	19.45	3.17	331

Vested at December 31, 2011	11	19.45	3.17	331

Exercisable at December 31, 2011	11	19.45	3.17	331

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2011 of shares of Sohu.com common stock on NASDAQ of $50.00. The total intrinsic value of share options exercised for the year ended December 31, 2011 was $332,000.

No options have been granted under Sohu’s 2000 Stock Incentive Plan since 2006. For the years ended December 31, 2011 and 2010, no share-based compensation expense was recognized for share options because the requisite service periods for share options had ended by the end of 2009. For the year ended December 31, 2009, the total share-based compensation expense recognized for share options under Sohu’s 2000 Stock Incentive Plan granted to employees of the 17173 Business was $29,000.

A summary of restricted stock unit activity, relating to restricted stock units held by employees of the 17173 Business under Sohu’s 2000 Stock Incentive Plan as of December 31, 2011, and changes during the year then ended, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2011	24	$61.27
Granted	—
Vested	(6)	61.27
Forfeited	—

Unvested at December 31, 2011	18	61.27

Expected to vest thereafter	13	61.27

As of December 31, 2011, there was $0.3 million of unrecognized compensation cost related to unvested restricted stock units, net of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 0.93 years. The total fair values of restricted stock units granted to employees expensed during the years ended December 31, 2009, 2010 and 2011 were $11,000, $600,000 and $321,000, respectively.

The total fair value of vested restricted stock units on their respective vesting dates during the years ended December 31, 2009, 2010 and 2011 were $88,000, $61,000 and $405,000, respectively.

The total fair values of options and restricted stock units expenses relating to Sohu’s senior management allocated to the 17173 Business during the years ended December 31, 2009, 2010 and 2011 were $56,000, $353,000 and $218,000, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2009, 2010 and 2011.

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

A summary of restricted shares activity relating to the restricted shares held by the CEO under Changyou’s 2008 Share Incentive Plan as of and for the year ended December 31, 2011, is presented below:

Restricted Shares	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2011	4,000	$1.36
Granted	—
Vested	(2,000)	1.36

Unvested at December 31, 2011	2,000	1.36

Expected to vest thereafter	2,000	1.36

Share-based compensation expenses relating to the 8,000,000 restricted shares for the years ended December 31, 2009, 2010 and 2011 were $2.3 million, $1.2 million and $0.5 million, respectively, and recognized in product development expenses. As of December 31, 2011, there was $41,000 of unrecognized compensation expense related to unvested restricted shares granted to the CEO.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2009, 2010 and 2011 were $16.0 million, $32.7 million and $39.7 million, respectively.

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

A summary of the restricted share units activity as of and for the year ended December 31, 2011, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2011	1,320	$1.98
Granted	—
Vested*	(660)	1.98
Forfeited	(25)	1.98

Unvested at December 31, 2011	635	1.98

Expected to vest thereafter	635	1.98

*	including 225,000 shares not settled as of December 31, 2011.

Share-based compensation expense relating to the 2,740,000 restricted share units for the years ended December 31, 2009, 2010 and 2011 was $4.1 million, $0.9 million and $0.4 million, respectively. As of December 31, 2011, there was $31,000 of unrecognized compensation cost related to unvested Class B restricted share units granted to executive officers other than the CEO and certain key employees.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2009, 2010 and 2011 were $12.4 million, $11.2 million and $13.1 million, respectively.

Share Awards to Other Employees

On February 17, 2009, the Company granted an aggregate of 456,000 Class A restricted share units to certain of its employees. These restricted share units are subject to vesting over a four-year period commencing upon the completion of the listing of the Company’s Class A ordinary shares in an initial public offering.

A summary of restricted share units activity as of and for the year ended December 31, 2011, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2011	282	$8.00
Granted	—
Vested	(94)	8.00
Forfeited	(19)	8.00

Unvested at December 31, 2011	169	8.00

Expected to vest thereafter	152	8.00

Share-based compensation expense relating to the 456,000 Class A restricted share units for the years ended December 31, 2009, 2010 and 2011 was $1.4 million, $1.0 million and $0.6 million, respectively. As of December 31, 2011, unrecognized compensation expense related to unvested Class A restricted share units of the Company granted to employees before the initial public offering was $0.3 million.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2009, 2010 and 2011 were $nil, $1.7 million and $1.6 million, respectively.

Share Awards Granted after Initial Public Offering

Share-based compensation to senior management and Changyou employees

On April 21, 2009, the Company granted an aggregate of 1,200,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than the CEO. These Class A restricted share units are subject to vesting over a four-year period commencing on April 21, 2009. The fair value as of April 21, 2009, the grant date of restricted share units, was determined based on the Company’s share price on the grant date.

For the years ended December 31, 2010 and 2011, the Company granted an aggregate of 27,000 and 252,200, respectively, Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees. These Class A restricted share units are subject to vesting over a four-year period commencing on grant dates. The fair values as of grant dates of restricted share units were determined based on the Company’s share price on the grant dates.

A summary of restricted share units activity under the Changyou Stock Incentive Plan as of and for the year ended December 31, 2011 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2011	925	$12.54
Granted	252	14.16
Vested	(306)	12.51
Forfeited	(6)	17.08

Unvested at December 31, 2011	865	12.99

Expected to vest thereafter	838	12.95

Share-based compensation expense recognized for restricted share units for the years ended December 31, 2009, 2010 and 2011 under Changyou’s Stock Incentive Plan was $5.4 million, $5.3 million and $3.5 million, respectively. As of December 31, 2011, there was $4.3 million of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 1.05 years.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2009, 2010 and 2011 were $nil, $4.9 million and $6.1 million, respectively.

Share Awards to Employees of the 17173 Business

On October 24, 2010 and January 29, 2011, the Company granted 40,000 and 20,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares), respectively, to certain employees of the 17173 Business, which was then owned and operated by Sohu, for their involvement in the provision of certain online game links and advertising services to the Company on its websites.

These Class A restricted share units are subject to vesting over a four-year period commencing on the grant date. Since its acquisition of the 17173 Business on December 15, 2011, the Company has accounted for the Class A restricted share units to employees of the 17173 Business as if they were employees of the Company from the beginning of the period. The fair values of these share awards were determined based on the Company’s share price on the grant dates.

A summary of restricted share units to employees of the 17173 Business as of and for the year ended December 31, 2011 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Fair Value
Unvested at January 1, 2011	40	$18.00
Granted	20	17.19
Vested	(10)	18.00
Forfeited	—

Unvested at December 31, 2011	50	17.67

Expected to vest thereafter	50	17.67

Share-based compensation expense relating to these 60,000 Class A restricted share units for the years ended December 31, 2010 and 2011 was $71,000 and $506,000, respectively. As of December 31, 2011, there was $0.5 million of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 1.15 years.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2010 and 2011 were $nil and $150,000, respectively.

18. MEZZANINE EQUITY

On May 11, 2011, the Company, through Gamease, acquired 68.258% of the equity interests of 7Road and began to consolidate 7Road's financial statements on June 1, 2011.

Mezzanine Equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in 7Road to the Company at a pre-determined price if 7Road achieves specified performance milestones in the coming three years and certain circumstances occur. The put option will expire in 2014. Since the occurrence of the sale is not solely within the control of the Company, the Company classifies the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

In accordance with ASC subtopic 480-10, the Company calculates, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii).

As of December 31, 2011, the estimated redemption value of the mezzanine equity was approximately $67.2 million based on the Company’s expectation as to 7Road’s financial performance. For the year ended December 31, 2011, the accretion charge was $2.6 million, and was recorded as net income attributable to the mezzanine classified non-controlling interest shareholders in the statements of comprehensive income.

19. TAXATION

a. Business tax and related Surcharges

The Group is subject to a 5% business tax and 0.5% related surcharges for city construction and education on revenues from MMOG operations in the PRC. There is an additional culture construction fee surcharge of 3% on revenues from the online advertising and cinema advertising businesses. Business tax and the related surcharges are recognized when the revenue is earned.

b. VAT

Effective 2008, in addition to business tax and related surcharges, the Group is subject to VAT at an effective rate of 3% for the revenues from intra group software sales in the PRC. In 2011, with the consolidation of 7Road, the Web-based game revenues of 7Road in the PRC were also subject to VAT at an effective rate of 3%.

c. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to taxes in Hong Kong at 16.5% for each of the years ended December 31, 2009, 2010 and 2011.

China

The Company’s subsidiaries and VIEs in China are governed by the Corporate Income Tax Law (“CIT Law”), which became effective on January 1, 2008. Pursuant to the CIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%, certain High and New Technology Enterprises are entitled to a favorable statutory tax rate of 15%, and Software Enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease are qualified as software enterprises and were subject to a 50% tax reduction to a rate of 12.5% from fiscal year 2009 to fiscal year 2011. Commencing in 2012, both AmazGame and Gamease, which were recently approved as High and New Technology Enterprises, will enjoy a preferential income tax rate of 15%. Gamespace, Guanyou Gamespace, ICE Information and Shanghai ICE have been qualified as “software enterprises” and will be entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years. 7Road is qualified as a software enterprise and was entitled to an income tax exemption for fiscal year 2009 and 2010 and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

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

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of the Company’s Hong Kong subsidiaries is, in the light of Circular 601, to be considered a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of the Company’s PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual New CIT Law rate of 10%.

The Company does not have a plan to distribute to their immediate foreign holding companies any profit of its foreign invested enterprises arising in the year 2011 or beyond and intends to maintain such cash onshore to reinvest in its PRC operations.

For the years ended December 31, 2009, 2010 and 2011, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31, (in thousands)
	2009 (As restated)	2010 (As restated)	2011
Income before income tax expenses	$186,423	$224,673	$291,594
Loss from foreign entities	(17,425)	(17,949)	(13,211)
Income from PRC entities	203,848	242,622	304,805
Current income tax expense	24,522	30,074	43,548
Deferred tax	(1,262)	(1,051)	(1,462)

Income tax expenses applicable to PRC entities	23,260	29,023	42,086

Foreign withholding tax expense	945	967	1,494

Income tax expense	$24,205	$29,990	$43,580

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2009 (As restated)	2010 (As restated)	2011
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	(13.7)%	(14.2)%	(16.1)%
Effect of withholding taxes	0.5%	0.4%	0.5%
Changes in valuation allowance	(0.4)%	2.2%	3.2%
Other permanent book-tax differences	1.6%	(0.1)%	2.3%

Effective CIT rate	13.0%	13.3%	14.9%

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2009 (As restated)	2010 (As restated)	2011
Tax holiday effect	$25,485	$31,819	$46,910
Basic earnings per share	$0.25	$0.31	$0.45

d. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets consist of the following:

	As of December 31, (in thousands)
	2010 (As restated)	2011
Deferred tax assets
Net operating loss from operations	$6,750	$15,516
Intangible assets	3,782	3,239
Accrued salary and benefits	2,494	3,670
Others	1,817	2,561

Total deferred tax assets	14,843	24,986
Less: Valuation allowance	(12,110)	(21,381)

Net deferred tax assets	$2,733	$3,605

Net deferred tax liabilities	$243	$5,146

As of December 31, 2010 and 2011, the Group has made a valuation allowance against its deferred tax assets to the extent such deferred tax assets are not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including the Group’s limited operating history and uncertainty as to the success of the Group’s businesses due to intense competition in the industries in which the Group operates its businesses.

20. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2009, 2010 and 2011, the Group contributed approximately a total of $4,806,000, $9,359,000 and $14,380,000, respectively, to these funds.

21. STATUTORY RESERVES

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

Pursuant to the China Company Laws, some of the Company’s China-based subsidiaries, which are called domestically funded enterprises, as well as the Company’s VIEs, have to make appropriations from their after-tax-profit under PRC GAAP to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as a statutory surplus fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by the Board of Directors of each entity.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.

For the years ended December 31, 2009, 2010 and 2011, profit appropriation to the statutory surplus fund was approximately $nil, $nil and $3.6 million, respectively, and there was no profit appropriation to the general reserve fund for any of those years.

22. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2009 (As restated)	2010 (As restated)	2011
Numerator:
Net income attributable to Changyou.com Limited	$162,218	$194,683	$245,456
Numerator for basic earnings per share	162,218	194,683	245,456
Numerator for diluted earnings per share	162,218	194,683	245,456
Denominator:
Weighted average number of ordinary shares outstanding—basic	100,728	103,792	104,854
Dilutive effect of restricted share units	2,323	2,447	1,746

Weighted average number of ordinary shares outstanding—diluted	$103,051	$106,239	$106,600

Basic net income per share	$1.61	$1.88	$2.34
Diluted net income per share	$1.57	$1.83	$2.30

23. SEGMENT INFORMATION

The Group has determined that it currently operates in the following principal reportable segments: (1) online game and (2) online advertising. Others consists of cinema advertising only.

Year Ended December 31, 2011 (in thousands)
	Online Game	Online Advertising	Others	Eliminations and adjustments	Consolidated
Revenues(1)	$435,512	$44,981	$10,853	$(6,770)	$484,576
Segment cost of revenues	49,735	3,764	13,783	—	67,282
SBC (2) in cost of revenues	102	128	—	—	230

Total cost of revenues	49,837	3,892	13,783	—	67,512

Gross profit (loss)	385,675	41,089	(2,930)	(6,770)	417,064

Operating expenses:
Product development	47,234	2,139	466	—	49,839
Sales and marketing	48,241	2,015	5,447	(6,770)	48,933
General and administrative	23,149	2,394	1,613	—	27,156
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	—	5,420	—	5,420
SBC (2) in operating expenses	5,354	411	—	122	5,887

Total operating expenses	123,978	6,959	12,946	(6,648)	137,235

Operating profit (loss)	261,697	34,130	(15,876)	(122)	279,829
Interest income	11,916	—	17	—	11,933
Foreign currency exchange loss	(618)	—	—	—	(618)
Interest expense	(7)	—	—	—	(7)
Other (expense) income	267	2	188	—	457

Income before income tax expense	273,255	34,132	(15,671)	(122)	291,594
Income tax expense(credit)	40,965	2,732	(117)	—	43,580

Net income	232,290	31,400	(15,554)	(122)	248,014

Less: Net income attributable to the mezzanine classified non-controlling interest	2,558	—	—	—	2,558

Net income attributable to Changyou.com Limited	$229,732	$31,400	$(15,554)	$(122)	$245,456

Year Ended December 31, 2010 (in thousands) (As restated)
	Online Game	Online Advertising	Others	Eliminations and adjustments	Consolidated
Revenues(1)	$327,153	$31,552	$—	$(4,599)	$354,106
Segment cost of revenues	29,658	2,918	—	—	32,576
SBC (2) in cost of revenues	194	236	—	—	430

Total cost of revenues	29,852	3,154	—	—	33,006

Gross profit	297,301	28,398	—	(4,599)	321,100

Operating expenses:
Product development	33,519	1,909	—	—	35,428
Sales and marketing	40,782	2,459	—	(4,599)	38,642
General and administrative	13,752	1,708	—	—	15,460
SBC (2) in operating expenses	8,400	717	—	15	9,132

Total operating expenses	96,453	6,793	—	(4,584)	98,662

Operating profit	200,848	21,605	—	(15)	222,438
Interest income	4,194	—	—	—	4,194
Foreign currency exchange loss	(527)	—	—	—	(527)
Interest expense	(39)	—	—	—	(39)
Other (expense)income	(1,394)	1	—	—	(1,393)

Income before income tax expense	203,082	21,606	—	(15)	224,673
Income tax expense	28,178	1,812	—	—	29,990

Net income	$174,904	$19,794	$—	$(15)	$194,683

Year Ended December 31, 2009 (in thousands) (As restated)
	Online Game	Online Advertising	Others	Eliminations and adjustments	Consolidated
Revenues(1)	$267,585	$26,525	$—	$(5,908)	$288,202
Segment cost of revenues	17,194	2,399	—	—	19,593
SBC (2) in cost of revenues	324	32	—	—	356

Total cost of revenues	17,518	2,431	—	—	19,949

Gross profit	250,067	24,094	—	(5,908)	268,253

Operating expenses:
Product development	19,949	1,496	—	—	21,445
Sales and marketing	39,787	2,165	—	(5,908)	36,044
General and administrative	13,347	1,287	—	—	14,634
SBC (2) in operating expenses	13,077	64	—	—	13,141

Total operating expenses	86,160	5,012	—	(5,908)	85,264

Operating profit	163,907	19,082	—	—	182,989
Interest income	3,391	—	—	—	3,391
Foreign currency exchange loss	(12)	—	—	—	(12)
Interest expense	(104)	—	—	—	(104)
Other income	158	1	—	—	159

Income before income tax expense	167,340	19,083	—	—	186,423
Income tax expense	22,656	1,549	—	—	24,205

Net income	$144,684	$17,534	$—	$—	$162,218

Note (1):	The intercompany elimination for segment revenues mainly consists of sales and marketing services provided by the online advertising segment to the online game segment.
Note (2):	“SBC” stands for share-based compensation expense.

	As of December 31, 2011 (in thousands)
	Online Game	Online Advertising	Others	Intercompany Eliminations	Consolidated
Cash and cash equivalents	$326,961	$—	$3,450	$—	$330,411
Accounts receivable, net	7,744	—	3,582	—	11,326
Fixed assets, net	65,266	2,737	391	—	68,394
Intangible assets, net	36,508	632	11,301	—	48,441
Goodwill	116,731	17,885	—	—	134,616

Total assets (1)	$729,813	$21,788	$18,803	$(17,331)	$753,073

	As of December 31, 2010 (in thousands) (As restated)
	Online Game	Online Advertising	Others	Intercompany Eliminations	Consolidated
Cash and cash equivalents	$350,957	$70	$—	$—	$351,027
Accounts receivable, net	1,464	5,279	—	—	6,743
Fixed assets, net	53,659	982	—	—	54,641
Intangible assets, net	7,251	728	—	—	7,979
Goodwill	10,258	17,885	—	—	28,143

Total assets (1)	$502,512	$26,162	$—	$(301)	$528,373

Note (1):	The intercompany elimination for segment assets mainly consists of an operating funds loan to and long term investment in the others.

24. RELATED PARTY TRANSACTIONS

The table below sets forth major related parties and their relationships with the Group.

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
Zhou You	An equity investee of the Company
Jin Dian	A controlled company by a member of board

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the Transition Period from December 16, 2011 through December 31, 2011, was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. See Note 6—BUSINESS COMBINATIONS—Acquisition of the 17173 Business”.

On November 29, 2011, the Group and Sohu separately entered into a services agreement and an online links and advertising agreement (together, the “Services and Advertising Agreements”), pursuant to which Sohu provide links and advertising space and technical support to the Group, including the provision and maintenance of user log-in, information management and virtual currency payment systems of the 17173 Business. The Services and Advertising Agreements provide for a term of twenty-five years for the virtual currency payment system services, and an initial term of three years for all the other relevant services and links and advertising space, and involve aggregate fees to Sohu of approximately $30 million. Under the Services and Advertising Agreements, the Group may renew certain rights for a subsequent term of twenty-two years, and may obtain a perpetual software license in respect of the information management system and the user log-in system following the expiration of the three-year term, subject to the Group’s payment to Sohu of additional fees of up to approximately $5 million in the aggregate.

During the years ended December 31, 2009, 2010 and 2011, significant related party transactions were as follows:

	For the year ended December 31, (in thousands)
Transactions with Sohu	2009 (As restated)	2010 (As restated)	2011
Services provided by Sohu
Sales and marketing services provided by Sohu (including related party transactions between the 17173 Business and Sohu of $1,208, $1,219, and $1,151, respectively)	$15,394	$7,459	$6,002
Corporate expenses (including related party transactions between the 17173 Business and Sohu of $886, $1,411, and $1,483, respectively)	1,029	1,486	1,483
Other service provided by Sohu (including related party transactions between the 17173 Business and Sohu of $16, $22, and $37, respectively)	29	22	37
Interest expense for short-term loan from Sohu	104	—	—

Related to 17173 acquisition
Acquisition of the 17173 Business from Sohu	—	—	163,784

	For the year ended December 31, (in thousands)
Transactions with Jin Dian	2009 (As restated)	2010 (As restated)	2011
Advertising slots provided by Shi Dai Jin Dian Cinema Investing Co., Ltd, or Jin Dian	$—	$—	$763

	For the year ended December 31, (in thousands)
Transactions with Zhou You	2009 (As restated)	2010 (As restated)	2011
Royalty fees to Zhou You for a licensed game	$—	$906	$—

As of December 31, 2009, 2010 and 2011, the amounts due to related parties were as follows:

	As of December 31, (in thousands)
	2009 (As restated)	2010 (As restated)	2011
Due to Sohu (2009, 2010 and 2011, mainly arising from expenses charged from Sohu for sales and marketing services)	$5,046	$5,155	$4,962
Notes payable to Sohu	—	—	16,007
Due to Jin Dian	—	—	2,354
Due to Zhou You (royalty fees payable to Zhou You)	—	453	476

On December 15, 2011, the Group issued a promissory note to Sohu with a principal amount of $16 million to settle part of the consideration for the Group’s acquisition of the 17173 Business. The promissory note bears interest of 1% per annum and is repayable within one year.

As of December 31, 2009, 2010 and 2011, amounts due from related parties were as follows:

	As of December 31, (in thousands)
	2009 (As restated)	2010 (As restated)	2011
Due from Sohu (mainly arising from customer advances collected by Sohu on behalf of the Group)	$340	$312	$—
Shareholder loan to Shanghai Jingmao	—	4,983	—

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts charged to third parties. Allocations from Sohu are based on a variety of factors and are dependent on the nature of the expenses being allocated. These balances are interest free and settleable on demand.

Shareholder loan to Shanghai Jingmao of $5.0 million consisted of interest-free advances for working capital purposes. At the end of January 2011, the Group acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and its affiliate. With control of 100% of the voting equity interests of Shanghai Jingmao and its affiliate, the Company started to consolidate Shanghai Jingmao and its affiliate’s financial statements on February 1, 2011.

25. COMMITMENTS AND CONTINGENCIES

The Group has future rental commitments related to its bandwidth leasing charges, office rental, the Services and Advertising Agreements with Sohu and certain other services as follows:

	Bandwidth leasing (in thousands)	Office rental (in thousands)	Services and Advertising Agreements with Sohu (in thousands)	Others (in thousands)
2012	$3,697	$5,092	$30,000	$758
2013	—	3,276	—	196
2014	—	1,099	—	73
2015 and thereafter	—	—	—	29

Total minimum payments required	$3,697	$9,467	$30,000	$1,056

Rental expenses, including bandwidth leasing charges and office rental, were approximately $6.2 million, $8.4 million, and $17.7 million, respectively, for the years ended December 31, 2009, 2010 and 2011 and were charged to the statement of comprehensive income as incurred.

The Group estimated the future capital commitments related to purchase fees of online games developed by third-parties and construction of office building constructed by a third-party as follows:

	Purchase fees of game developed by third-parties (in thousands)	Office building constructed by a third-party (in thousands)
2012	$1,744	$32,448
2013	—	—
2014 and thereafter	—	—

Total minimum payments required	$1,744	$32,448

Amortization expenses related to license fees of online games for the years ended December 31, 2009, 2010 and 2011 were approximately $250,000, $641,000 and $1,944,000, respectively.

The Group did not have any other significant capital and other commitments or guarantees as of December 31, 2011.

The Group did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2011.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the business, financial condition or results of operations.

The Group has not recorded any legal contingencies as of December 31, 2011.

26. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payment of dividends by PRC-based operating entities, such as AmazGame, Gamease (including 7Road), Guanyou, Guanyou Gamespace, Yan Fan Jing He, ICE Information and Shanghai ICE, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 21) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC laws and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders.

27. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2012, which is the date the financial statements were issued, with no material events or transactions needing recognition or disclosure found.

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of Changyou.com Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries under the equity method of accounting. Such investments and long-term loans to subsidiaries are presented on the balance sheet as “Interests in subsidiaries and variable interest entities” and the profit of the subsidiaries is presented as “Share of profit of subsidiaries and variable interest entities” in the statement of comprehensive income.

For the VIEs, where the Company is the primary beneficiary, the amount of the Company’s investment is included in the balance sheet as “Interests in subsidiaries and variable interest entities” and the profit or loss of the VIEs is included in “Share of profit of subsidiaries and variable interest entities” in the statement of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these financial statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2010 and 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2010 (As restated)	2011
	US$	US$
Assets
Current assets:
Cash and bank deposits	24,614	9,663
Prepaid and other current assets	64	52
Due from Sohu	30	—

Total current assets	24,708	9,715
Interests in subsidiaries and variable interest entities	403,315	505,628

Total assets	428,023	515,343

Liabilities and shareholders’ equity
Accrued liabilities	517	482

Total liabilities	517	482

Shareholders’ equity
Class A ordinary shares par value $0.01, 200,000 authorized; 19,428 and 20,733 issued and outstanding as of December 31, 2010 and 2011, respectively	194	207
Class B ordinary shares par value $0.01, 97,740 authorized; 84,650 and 84,290 issued and outstanding as of December 31, 2010 and 2011, respectively	847	843
Additional paid-in capital	83,609	78,128
Statutory reserves	5,748	9,351
Retained earnings	324,227	391,584
Accumulated other comprehensive income	12,881	34,748

Total shareholders’ equity	427,506	514,861

Total liabilities and shareholders’ equity	428,023	515,343

Financial information of Changyou.com Limited

Condensed Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,
	2009 (As restated)	2010 (As restated)	2011
	US$	US$	US$
Operating expenses:
General and administrative	1,788	2,039	1,969

Total operating expenses	1,788	2,039	1,969

Operating loss	(1,788)	(2,039)	(1,969)
Share of profit of subsidiaries and variable interest entities	164,110	196,683	247,399
Interest (expense) income	(104)	39	26

Income before income tax expense	162,218	194,683	245,456

Net income	162,218	194,683	245,456
Other comprehensive income: Foreign currency translation adjustment	151	10,291	21,867

Comprehensive income	162,369	204,974	267,323

Condensed Statement of Cash Flows

(In thousands)

	For the year ended December 31,
	2009 (As restated)	2010 (As restated)	2011
	US$	US$	US$
Net cash used in operating activities	(1,494)	(1,861)	(1,937)
Cash flows from investing activities:
Dividend received from subsidiaries*	87,800	—	—
Other cash paid relating to investing activities	—	(9,940)	(13,014)

Net cash provided by (used in) investing activities	87,800	(9,940)	(13,014)
Cash flows from financing activities:
Repayment of short-term loan from Sohu	(8,450)	—	—
Issuance of ordinary shares	55,845	—	—
Dividend paid to Sohu	(96,800)	—	—
Other proceeds relating to financing activities	1,087	—	—
Other cash payments relating to financing activities	(1,574)	—	—

Net cash used in financing activities	(49,892)	—	—

Net increase (decrease) in cash and cash equivalents	36,414	(11,801)	(14,951)

Cash and cash equivalents at beginning of year	1	36,415	24,614

Cash and cash equivalents at end of year	36,415	24,614	9,663

*	Cash dividend received from Changyou HK.

29. ADDITIONAL INFORMATION—RESTATED FINANCIAL STATEMENTS

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the Transition Period from December 16, 2011 through December 31, 2011 was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. See Note 6 – “BUSINESS COMBINATIONS –Acquisition of the 17173 Business” and Note 24 – “RELATED PARTY TRANSACTIONS.” Because Changyou and the 17173 Business are under common control by Sohu, in accordance with ASC subtopic 805-50 subtopic the Company’s consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 have been prepared as if the current corporate structure had been in existence throughout the periods presented and the Company’s consolidated financial statements for the years ended December 31, 2009 and 2010 have been restated accordingly.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

(In thousands, except per share or per ADS data)

	For the Year Ended December 31, 2011
	Changyou Standalone	17173	Eliminations and adjustments	Consolidated
	US$	US$	US$	US$
Revenues:
Online game	435,512	—	—	435,512
Online advertising	—	44,981	(6,770)	38,211
Others	10,853	—	—	10,853

Total revenues	446,365	44,981	(6,770)	484,576
Cost of revenues:
Online game	49,837	—	—	49,837
Online advertising	—	3,892	—	3,892
Others	13,783	—	—	13,783

Total cost of revenues	63,620	3,892	—	67,512

Gross profit	382,745	41,089	(6,770)	417,064
Operating expenses:
Product development	50,059	2,179	—	52,238
Sales and marketing	54,337	2,204	(6,648)	49,893
General and administrative	27,108	2,576	—	29,684
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	5,420	—	—	5,420

Total operating expenses	136,924	6,959	(6,648)	137,235

Operating profit	245,821	34,130	(122)	279,829
Interest income	11,933	—	—	11,933
Foreign currency exchange loss	(618)	—	—	(618)
Interest expense	(7)	—	—	(7)
Other income	455	2	—	457

Income before income tax expense	257,584	34,132	(122)	291,594
Income tax expense	40,848	2,732	—	43,580

Net income	216,736	31,400	(122)	248,014
Less: Net income attributable to the mezzanine classified non-controlling interest	2,558	—	—	2,558

Net income attributable to Changyou.com Limited	214,178	31,400	(122)	245,456

Net income	216,736	31,400	(122)	248,014
Other comprehensive income: Foreign currency translation adjustment	21,867	—	—	21,867

Comprehensive income	238,603	31,400	(122)	269,881
Comprehensive income attributable to the mezzanine classified non-controlling interest	2,558	—	—	2,558

Comprehensive income attributable to Changyou.com Limited	236,045	31,400	(122)	267,323

Basic net income per share	2.04			2.34
Diluted net income per share	2.01			2.30
Basic net income per ADS	4.09			4.68
Diluted net income per ADS	4.02			4.61
Weighted average number of ordinary shares outstanding, basic	104,854			104,854
Weighted average number of ordinary shares outstanding, diluted	106,602			106,600
Weighted average number of ADS outstanding, basic	52,427			52,427
Weighted average number of ADS outstanding, diluted	53,301			53,300
Total share-based compensation cost included in:
Cost of revenues	102	128	—	230
Product development	2,359	40	—	2,399
Sales and marketing	649	189	122	960
General and administrative	2,346	182	—	2,528

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

(In thousands, except per share or per ADS data)

	For the Year Ended December 31, 2010
	Changyou Standalone	17173	Eliminations and adjustments	Consolidated
	US$	US$	US$	US$
Revenues:
Online game	327,153	—	—	327,153
Online advertising	—	31,552	(4,599)	26,953

Total revenues	327,153	31,552	(4,599)	354,106
Cost of revenues:
Online game	29,852	—	—	29,852
Online advertising	—	3,154	—	3,154

Total cost of revenues	29,852	3,154	—	33,006

Gross profit	297,301	28,398	(4,599)	321,100
Operating expenses:
Product development	37,918	1,975	—	39,893
Sales and marketing	41,002	2,793	(4,584)	39,211
General and administrative	17,533	2,025	—	19,558

Total operating expenses	96,453	6,793	(4,584)	98,662

Operating profit	200,848	21,605	(15)	222,438
Interest income	4,194	—	—	4,194
Foreign currency exchange loss	(527)	—	—	(527)
Interest expense	(39)	—	—	(39)
Other (expense) income	(1,394)	1	—	(1,393)

Income before income tax expense	203,082	21,606	(15)	224,673
Income tax expense	28,178	1,812	—	29,990

Net income	174,904	19,794	(15)	194,683

Net income	174,904	19,794	(15)	194,683
Other comprehensive income: Foreign currency translation adjustment	9,998	293	—	10,291

Comprehensive income	184,902	20,087	(15)	204,974

Basic net income per share	1.69			1.88
Diluted net income per share	1.65			1.83
Basic net income per ADS	3.37			3.75
Diluted net income per ADS	3.29			3.66
Weighted average number of ordinary shares outstanding, basic	103,792			103,792
Weighted average number of ordinary shares outstanding, diluted	106,241			106,239
Weighted average number of ADS outstanding, basic	51,896			51,896
Weighted average number of ADS outstanding, diluted	53,121			53,120
Total share-based compensation cost included in:
Cost of revenues	194	236	—	430
Product development	4,399	66	—	4,465
Sales and marketing	220	334	15	569
General and administrative	3,781	317	—	4,098

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

(In thousands, except per share or per ADS data)

	For the Year Ended December 31, 2009
	Changyou Standalone	17173	Eliminations and adjustments	Consolidated
	US$	US$	US$	US$
Revenues:
Online game	267,585	—	—	267,585
Online advertising	—	26,525	(5,908)	20,617

Total revenues	267,585	26,525	(5,908)	288,202
Cost of revenues:
Online game	17,518	—	—	17,518
Online advertising	—	2,431	—	2,431

Total cost of revenues	17,518	2,431	—	19,949

Gross profit	250,067	24,094	(5,908)	268,253
Operating expenses:
Product development	27,353	1,511	—	28,864
Sales and marketing	40,048	2,208	(5,908)	36,348
General and administrative	18,759	1,293	—	20,052

Total operating expenses	86,160	5,012	(5,908)	85,264

Operating profit	163,907	19,082	—	182,989
Interest income	3,391	—	—	3,391
Foreign currency exchange loss	(12)	—	—	(12)
Interest expense	(104)	—	—	(104)
Other income	158	1	—	159

Income before income tax expense	167,340	19,083	—	186,423
Income tax expense	22,656	1,549	—	24,205

Net income	144,684	17,534	—	162,218

Net income	144,684	17,534	—	162,218
Other comprehensive income: Foreign currency translation adjustment	147	4	—	151

Comprehensive income	144,831	17,538	—	162,369

Basic net income per share	1.44			1.61
Diluted net income per share	1.40			1.57
Basic net income per ADS	2.87			3.22
Diluted net income per ADS	2.81			3.15
Weighted average number of ordinary shares outstanding, basic	100,728			100,728
Weighted average number of ordinary shares outstanding, diluted	103,051			103,051
Weighted average number of ADS outstanding, basic	50,364			50,364
Weighted average number of ADS outstanding, diluted	51,526			51,526
Total share-based compensation cost included in:
Cost of revenues	324	32	—	356
Product development	7,404	15	—	7,419
Sales and marketing	261	43	—	304
General and administrative	5,412	6	—	5,418