Form 20-F
period 2012-12-31
Changyou.com Ltd
filed 2013-02-28
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,494,168 Class A ordinary shares, par value $0.01 per share, and 84,290,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“17173 Business” refers to the assets and business operations associated with our online game information portal operated through the 17173.com Website.

•	“7Road” refers to 7Road.com Limited, a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entity.

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, par value $0.01 per share;

•	“Changyou” refers to Changyou.com Limited, a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entities;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

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

•

“TLBB,” “BO,” “BH2,” “DMD,” “DHSH,” “TY,” “ZHYX,” “LAW,” “IF,” and “SJQY” refer to “Tian Long Ba Bu,” “Blade Online,” “Blade Hero 2,” “Duke of Mount Deer,” “Da Hua Shui Hu,” “Tao Yuan,” “Zhong Hua Ying Xiong,” “Legend of Ancient World,” “Immortal Faith,” and “San Jie Qi Yuan,” respectively;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012 and audited consolidated balance sheets as of December 31, 2011 and 2012.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development, launch and market acceptance of additional MMOGs and Web, social and mobile games;

•	our ability to maintain and strengthen our 17173.com Website as a leading game information portal in China;

•	our various initiatives to implement our business strategies to expand our business through organic growth and strategic acquisitions;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online game developers and operators.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheets data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2008 and 2009 and our consolidated balance sheets data as of December 31, 2008, 2009 and 2010 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

As the 17173 Business and Changyou were under common control by Sohu both before and after our acquisition of the 17173 Business on December 15, 2011, the consolidated financial data presented below have been prepared as if we had owned the assets of and operated the 17173 Business throughout the periods presented, and the consolidated financial data for the years ended December 31, 2008, 2009, and 2010 have been restated accordingly. The consolidated financial data set forth below as of and for each of the years presented may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the 17173 Business if we had owned and operated it throughout those years.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	($ in thousands, except for share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Online game	201,845	267,585	327,153	435,512	574,653
Online advertising	27,650	20,617	26,953	38,211	42,525
Others	—	—	—	10,853	6,251

Total revenues	229,495	288,202	354,106	484,576	623,429
Cost of revenues:(1)
Online game	14,633	17,518	29,852	49,837	77,941
Online advertising	2,759	2,431	3,154	3,892	6,535
Others	—	—	—	13,783	20,046

Total cost of revenues	17,392	19,949	33,006	67,512	104,522

Gross profit	212,103	268,253	321,100	417,064	518,907
Operating expenses:
Product development(1)	25,139	28,864	39,893	52,238	73,755
Sales and marketing(1)	33,136	36,348	39,211	49,893	60,639
General and administrative(1)	10,476	20,052	19,558	29,684	33,514
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	—	—	5,420	2,906

Total operating expenses	68,751	85,264	98,662	137,235	170,814

Operating profit	143,352	182,989	222,438	279,829	348,093
Interest income	1,235	3,391	4,194	11,933	15,882
Foreign currency exchange loss	—	(12)	(527)	(618)	(558)
Interest expense	(245)	(104)	(39)	(7)	(2,243)
Other (expense) income	(276)	159	(1,393)	457	(173)

Income before income tax expense	144,066	186,423	224,673	291,594	361,001
Income tax expense	8,529	24,205	29,990	43,580	67,405

Net income	135,537	162,218	194,683	248,014	293,596

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	($ in thousands, except for share, per share and per ADS data)
Less: Net income attributable to the mezzanine classified non-controlling interest	—	—	—	2,558	11,196

Net income attributable to Changyou.com Limited	135,537	162,218	194,683	245,456	282,400

Net income	135,537	162,218	194,683	248,014	293,596
Other comprehensive income: Foreign currency translation adjustment	1,395	151	10,291	21,867	3,385

Comprehensive income	136,932	162,369	204,974	269,881	296,981
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	—	2,558	11,196

Comprehensive income attributable to Changyou.com Limited	136,932	162,369	204,974	267,323	285,785

Cash dividend per share	—	0.96	—	—	1.90
Basic net income per share	1.43	1.61	1.88	2.34	2.67
Diluted net income per share	1.43	1.57	1.83	2.30	2.64
Basic net income per ADS	2.85	3.22	3.75	4.68	5.35
Diluted net income per ADS	2.85	3.15	3.66	4.61	5.29
Weighted average number of ordinary shares outstanding, basic	95,000	100,728	103,792	104,854	105,656
Weighted average number of ordinary shares outstanding, diluted	95,000	103,051	106,239	106,600	106,792
Weighted average number of ADS outstanding, basic	47,500	50,364	51,896	52,427	52,828
Weighted average number of ADS outstanding, diluted	47,500	51,526	53,120	53,300	53,396

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	($ in thousands)
Cost of revenues	38	356	430	230	306
Product development	4,926	7,419	4,465	2,399	1,854
Sales and marketing	56	304	569	960	326
General and administrative	525	5,418	4,098	2,528	1,183

Selected Consolidated Balance Sheet Data

	As of December 31,
	2008	2009	2010	2011	2012
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	134,491	226,950	351,027	330,411	366,639
Restricted time deposits	—	—	—	—	246,599
Accounts receivable, net	4,398	8,040	6,743	11,326	23,364
Short-term investments	—	—	—	17,560	51,720
Fixed assets, net	9,915	50,014	54,641	68,394	64,828
Total assets	199,906	313,939	528,373	753,073	1,114,513
Receipts in advance and deferred revenue	22,817	30,452	36,237	51,900	43,659
Short-term bank loans	—	—	—	—	113,000
Long-term bank loans	—	—	—	—	126,353
Total liabilities	79,063	77,526	100,867	180,958	444,818
Mezzanine equity	—	—	—	57,254	61,810
Total shareholders’ equity	120,843	236,413	427,506	514,861	607,885
Total liabilities, mezzanine equity and shareholders’ equity	199,906	313,939	528,373	753,073	1,114,513

Risk Factors

Risks Relating to Our Business and Our Industry

Our limited operating history makes evaluating our business and prospects difficult.

We were incorporated on August 6, 2007 in the Cayman Islands as an indirect wholly-owned subsidiary of Sohu.com Inc. Sohu transferred all of its MMOG business to us in December 2007. We acquired a majority interest in our Web games subsidiary 7Road in May 2011, we acquired the 17173 Business from Sohu in December 2011 and we acquired the entities operating our cinema advertising business in January 2011. Our limited operating history in each of these areas may not provide a meaningful basis for you to evaluate our business and prospects. Our business strategy has not been proven over a long period of time and we cannot be certain that we will be able to successfully expand our MMOG business, our Web game business, the 17173 Business, or our cinema advertising business.

You should also consider additional risks and uncertainties that may be experienced by early stage companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to our ability to:

•	develop, license or operate new MMOGs and Web, social and mobile games that are appealing to game players and meet our expected timetable for launches of new games;

•	raise our brand recognition and game player loyalty;

•	maintain and strengthen the 17173 Business and the leading position of the 17173.com Website among game information portals in China;

•

successfully adapt to evolving business models, industry trends and market environments by developing and investing in new business strategies, products, services and technologies, including new games other than MMOGs and Web games, such as social games and mobile games; and

•	maintain or expand our marketing efforts to attract more game players to our games and to the game information portal of the 17173 Business in an increasingly competitive business environment.

If we do not adapt our business to address these risks and uncertainties, our ability to continue our success to date or to expand our business in the future may be impeded.

Our business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. There are a number of publicly-traded companies focusing on the MMOG and/or Web games markets in China with shares listed on NASDAQ, the New York Stock Exchange, the Hong Kong Stock Exchange and the Shenzhen Stock Exchange, including Tencent Holdings Limited, NetEase.com, Inc., Shanda Games Limited, Perfect World Co., Ltd., Giant Interactive Group Inc., NetDragon Websoft Inc., Kingsoft Corporation Limited, Taomee Holdings Limited, Shenzhen ZQGame Co. and YY Inc. In addition, there are many venture-backed private companies focusing on online game development, further intensifying the competition. Recently, many of our competitors have been aggressively hiring talent for game development, increasing spending on marketing for games, bidding for licenses of games and penetrating into the Web, social and mobile game markets. Increased competition in our current and intended markets may make it difficult for us to retain our existing employees and attract new employees, and to sustain our growth rate. Furthermore, we also face intense competition for cost-effective marketing resources for our games, such as game-related Websites, which could drive up our marketing costs and decrease the effectiveness of our marketing campaigns.

The 17173 Business, which derives revenue primarily from providing advertising services to advertisers on the 17173.com Website, faces intense competition for advertising business targeting online game players, which can be expected to increase significantly in the future. We compete with other game information portals, such as duowan.com, operated by YY Inc., and game.qq.com, operated by Tencent Holdings Ltd., and other Internet portals which have, or may over time be able to build, competitive advantages over us in terms of:

•	greater brand recognition among game players and advertising clients;

•	larger user and customer bases;

•	more extensive and well developed marketing and sales networks; and

•	substantially greater financial and technical resources.

If we are unable to sustain and enhance our brand recognition, provide quality products and services and meet other difficult technological and business challenges, then our users and advertising clients may become dissatisfied and move to a competitor’s portal for products and services, our user base may decrease and our ability to generate advertising revenues on our 17173.com Website may decline as a result.

In order to compete effectively in the PRC, as well as in the worldwide market, we must continue to spend significant resources in research and development, including through acquisitions, to enhance our technology and our existing games, advertising and other services, and introduce new game products and services, including games other than MMOGs and Web games, such as social and mobile games, in order for us to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If our products and services are not responsive to the needs of our game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if our competitors are more successful than we are in developing compelling products or in attracting and retaining game players and advertisers, we may not be able to recoup such expenditures.

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

•

general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012;

•	the availability and popularity of other forms of entertainment, particularly games of console systems, which are already popular in developed countries and may gain popularity in China; and

•	changes in consumer demographics and public tastes and preferences.

There is no assurance that online games, and in particular MMOGs and Web games, will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMOGs and Web games that we operate, would adversely affect our business and prospects.

We currently depend on TLBB for a majority of our revenues and on DDTank and Wartune for a significant portion of our revenues. Any decrease in the popularity of these games or interruption in their operation would adversely affect our results of operations.

We currently rely on our MMOG TLBB for a majority of our revenues and on our Web games DDTank and Wartune for a significant portion of our revenues. We launched TLBB in May 2007 and 7Road launched DDTank and Wartune in March 2009 and December 2011, respectively. We cannot guarantee how long TLBB, DDTank and Wartune, will continue to sustain their current level of popularity. To prolong TLBB’s and DDTank’s lifespans, and to continue the initial success of Wartune, we need to continually improve and update them on a timely basis with new features that appeal to existing game players and attract new game players, and to market these new features. Despite our efforts to improve TLBB, DDTank and Wartune, our game players may nevertheless lose interest in these games over time. See “We may not be successful in operating and improving our games to satisfy the changing demands of game players.” If we fail to improve and update these games on a timely basis, or if our competitors introduce more popular games catering to our game player base, which, in the case of TLBB, could include games adapted from other novels written by Louis Cha, these games may lose their popularity, which could cause our revenues to decrease

Furthermore, there could be interruptions in the operation of TLBB, DDTank or Wartune due to unexpected server interruptions, network failures or other factors that could harm our reputation and prevent or deter game players from making purchases of virtual items, which could result in decreases in our revenues. We do not maintain insurance policies covering losses relating to our technology infrastructure and we do not have business interruption insurance.

We are not likely to sustain our recent growth rate.

Our revenues have grown significantly in a relatively short period of time. Primarily due to the commercial success of TLBB, our revenues, as restated for 2010 to reflect our acquisition of the 17173 Business, grew from $354.1 million for the year ended December 31, 2010 to $484.6 million for the year ended December 31, 2011, and $623.4 million for the year ended December 31, 2012, with the increases in 2011 and 2012 also being affected by 7Road’s Web games. Our net income attributable to Changyou.com Limited grew from $194.7 million for the year ended December 31, 2010, to $245.5 million for the year ended December 31, 2011 and $282.4 million for the year ended December 31, 2012. We are not likely to sustain similar rates of growth in revenues or net income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base, the uncertain level of popularity of our future games, the potential need to expend greater amounts in order to develop or acquire new games, technologies, assets and businesses, and uncertainty as to our ability to integrate such newly acquired games, technologies, assets and businesses. In particular, we expect to experience increases in our costs and expenses as we expand our business domestically and internationally and increase our investment in MMOGs as well as Web, social and mobile games in order to adapt to industry trends and an evolving market environment. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

Our business could suffer if we do not successfully manage our current and future growth.

We have experienced a period of rapid growth and expansion that has placed, and will continue to place, strain on our management personnel, systems and resources. To accommodate growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, including online payment systems, procedures and controls, improvement of our accounting and other internal management systems and security systems related to the foregoing, all of which require substantial management efforts and financial resources. We will also need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors and joint operators, third-party service providers and game player base. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We may not be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Recent and potential future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business.

We have made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the Chinese online game market and expand our business domestically and internationally. Such acquisitions or strategic alliances may expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business. In addition, acquired businesses may not perform to our expectations for various reasons, including the loss of key personnel or key clients, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired technologies, businesses and assets or realize the expected benefits, we may not receive a return on our investment and our transaction costs for such acquisitions.

We are party to an agreement with Sohu that limits our ability to enter certain businesses.

We are a party to an Amended and Restated Non-Competition Agreement with Sohu which prohibits us, during the non-competition period, from engaging in certain businesses that Sohu conducted or contemplated conducting as of April 1, 2009, not including the MMORPG business and the 17173 Business. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report. As a result, during such non-competition period, we will not be able to diversify our business into online portal, search, mobile value-added services and other businesses, other than the MMORPG business and the 17173 Business, that Sohu was conducting, or contemplated conducting, as of that date, even if such businesses present growth opportunities for us. In addition, the Amended and Restated Non-Competition Agreement does not prohibit Sohu from engaging in the development and operation of online games other than MMORPGs, even during the non-competition period. Any online games (other than MMORPGs) that we develop and operate that are not prohibited under the Amended and Restated Non-Competition Agreement may face competition from other online games, including those developed and/or operated by Sohu.

Our marketing and promotion have benefited from our association with Sohu. Any negative development in Sohu’s market position or brand recognition may have an adverse effect on our marketing efforts and the popularity of our games.

We are a majority-owned subsidiary of Sohu and expect to continue to be part of the Sohu Group, as Sohu is expected to remain our controlling shareholder. We have benefited, and expect to continue to benefit, from Sohu in marketing our games and the 17173 Business. For example, we have benefited from Sohu’s large user base by marketing and advertising across Sohu’s domains and using the Sohu Group’s single-user ID system, which provides Sohu’s registered users easy access to our games. We and Sohu have entered into a services agreement and an online links and advertising agreement, pursuant to which Sohu provides links and advertising space on Sohu’s Websites and related technical support to us in connection with our operation and promotion of the 17173 Business. We also benefit from Sohu’s strong brand recognition in China, which we believe has provided us credibility and a broad marketing reach.

If Sohu loses its market position, the effectiveness of our marketing efforts through our association with Sohu could be adversely affected. In addition, any negative publicity associated with Sohu.com or its affiliated Websites will likely have an adverse impact on the effectiveness of our marketing on those sites as well as our reputation and our brand.

We are dependent upon our existing management, our key development personnel and our qualified technical personnel, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and our key development personnel, such as our Chief Executive Officer Tao Wang, our President Dewen Chen, our Chief Financial Officer Alex Ho, our Chief Operating Officer Xiaojian Hong and our Chief Information Officer Wendy Pan. If one or more of our executive officers or key development personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals, staff members and suppliers. These executive officers and key employees could develop and operate games that could compete with and take game players away from our existing and future games. Although each of our executive officers and key personnel has entered into an employment agreement with us with non-competition provisions, these non-competition provisions may not be enforceable in China.

Game players’ spending on our games may be adversely affected by continuing slower growth in the Chinese economy and adverse conditions in the global economy.

We rely on the spending of our game players for our revenues, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, slowed from 10.3% in 2010 to 9.2% in 2011 and 7.5% in 2012. Such growth may continue to slow in the future, which could in turn result in a reduction in spending by our game players.

In addition, the global economy recently experienced significant instability, with growth in the United States slowing and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries. It is unclear how long such instability will continue, whether it will increase, whether it will lead to a renewed worldwide economic downturn such as the one that began in 2008, and how much adverse impact such instability or any such downturn might have on the economies of China and other jurisdictions where we operate our games. Any such instability or adverse impact in China or in overseas markets could cause our game players to reduce their spending on our games in China or overseas and reduce our revenues.

We may not be successful in operating and improving our games to satisfy the changing demands of game players.

We depend on purchases and continual consumption of virtual items by our game players to generate revenues, which in turn depend on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. Various issues could arise that would cause our games to be less attractive to our game players or could limit the continued attractiveness of our games. For example:

•	we may fail to provide game updates, expansion packs and other enhancements in a timely manner due to technologies, resources or other factors;

•	our game updates, expansion packs and new versions may contain program errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;

•	we may fail to timely respond and/or resolve complaints from our game players;

•	we may fail to eliminate computer “bots” which can disrupt our games’ smooth operation and reduce the attractiveness of our games; and

•

our game updates, expansion packs and other enhancements may change rules or other aspects of our games that our game players do not welcome, resulting in a reduction in the peak concurrent users, active paying accounts, average concurrent users, and/or revenues per active paying account of our MMOGs or a reduction in the active accounts, active charging accounts, peak concurrent users, average concurrent users and/or revenues per active charging account of our Web games.

Our failure to address the above-mentioned issues could adversely affect the game-playing experience of our game players, damage the reputation of our games, shorten the lifespans of our games, and result in the loss of game players and a decrease in our revenues.

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

We must launch new games that can generate additional revenue and diversify our revenue sources in order to remain competitive. We will not generate any meaningful revenue from a pipeline game until it is commercially launched after open beta testing, and we cannot assure you that we will be able to meet our timetable for new game launches or that our new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, failure to obtain or delays in obtaining relevant governmental authorities’ approvals and adverse developments in our relationships with the licensors or third-party operators of our new games could result in delayed launching of our new games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB, DDTank and Wartune have been, and you should not view our historical game revenues, the success of TLBB and DDTank and the initial market acceptance of Wartune as indications of the long-term commercial success of Wartune or any of our other new or future games. There are many factors that may adversely affect the popularity of our new games. For example, we may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to generate sufficient revenues from new games to sustain or grow our results of operations or to recover our product development costs and sales and marketing expenses, which can be significant.

In addition, our new games may attract game players away from our existing games. For example, with our increasingly diversified game portfolio, we cannot assure you that our TLBB, DDTank and Wartune game players will not be attracted to play other newly launched games instead of TLBB, DDTank and Wartune. If this occurs, it will decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players who switch from playing our existing games to our new games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, resulting in an adverse effect on our overall revenues.

Our MMOGs and Web games are currently accessed primarily through personal computers. As devices other than personal computers are increasingly used to access the Internet, we believe that we must develop games for such devices if we are to maintain or increase our revenues, and we may not be successful in doing so.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets to access the Internet. We believe that, for our business to be successful, we will need to develop versions of our existing games, our pipeline games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the creation, support, and maintenance of games for such devices. If we are unable to successfully expand the types of devices on which our existing and future games are available, or if the versions of our games that we create for such devices do not function well or are not attractive to game players, our revenues may fail to grow and may decline.

We rely on third-party operators to jointly operate most of our Web games with us.

Our majority-owned subsidiary 7Road, which is the developer and operator of our most successful Web games to date, largely relies on third-party joint operators to attract users to play its games and for most of the marketing of its games, and operations through third-party joint operators account for a substantial majority of 7Road’s revenues. If third-party joint operators of 7Road’s games experience network disruptions, cease to offer 7Road’s games over their platforms, fail to effectively promote 7Road’s games on their platforms or attract game players, or terminate 7Road’s joint operation agreements in advance of their expiration dates during any particular period, 7Road’s revenues, and hence our consolidated revenues, for that period will be adversely affected and 7Road’s and our reputation could be harmed.

We generate substantially all of our game revenues under the item-based revenue model, which has a short history of commercial application and presents risks related to consumer preferences and regulatory restrictions.

Substantially all of our games, including MMOGs and Web games, are operated under the item-based revenue model. Under this revenue model, our game players are able to play the games for free if they so choose, but are charged for the purchase of virtual items in the games. We currently expect that substantially all of our game revenues, including revenues from games currently in our pipeline, will continue to be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design and price virtual items so as to incentivize game players to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. The item-based revenue model does not have a long history of proven commercial application. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by individual game players. A revenue model that does not charge for time played may be viewed by the PRC regulators as inconsistent with these goals. The item-based revenue model may not continue to be commercially successful and in the future we may need to change our revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of our game operations, a decrease in the number of our game players and a decline in our revenues.

We rely on recorded data for game revenue recognition and tracking of game players’ consumption patterns of virtual items. If our data systems fail to operate effectively, such failure will not only affect the completeness and accuracy of our revenue recognition, but also our ability to design and improve virtual items that appeal to game players.

Our game operations revenues are generated through the sale of our prepaid game cards or online direct sale of game points, and our recognition of those revenues depends on such factors as whether the virtual items purchased by game players are considered consumable or perpetual and, in the case of 7Road’s joint operation arrangements with third-party joint operators, whether the games are hosted on 7Road’s servers or the third parties’ servers. We rely on our data systems to record and monitor the purchase and consumption of virtual items by our game players and the types of virtual items purchased. If our data systems fail to accurately record the purchase and consumption information of the virtual items, we may not be able to accurately recognize our revenues. In addition, various factors affect the estimated lives of perpetual virtual items, such as the average period that game players typically play our games and other game player behavior patterns, the acceptance and popularity of expansion packs, promotional events launched and market conditions, and we rely on our billing systems to capture such historical game player behavior patterns and other information. If such information is not accurately recorded, or if we do not have sufficient information due to the short operating history of any of our games, we will not be able to accurately estimate the lives of, or the estimated average period the game players play our games with respect to, the perpetual virtual items, which will also affect our ability to accurately recognize our revenues from such perpetual virtual items. If our data systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of data would be compromised, which could adversely affect our revenue recognition and the completeness and accuracy of our recognized revenues.

In addition, we rely on our data systems to record game player purchase and consumption patterns, based on which we improve our existing virtual items and design new virtual items. For example, we intend to increase development efforts on the number and variety of virtual items that our game players like to purchase, and we may also adjust prices accordingly. If our data systems fail to record data accurately, our ability to improve existing virtual items or design new virtual items that are appealing to our game players may be adversely affected, which could in turn adversely affect our revenues.

The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players and advertising clients in the future, depend upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT. We rely on this infrastructure to provide data communications capacity, primarily through local telecommunications lines. Although the PRC government has announced plans to develop the national information infrastructure, this infrastructure may not be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for continued growth in Internet usage.

Most of our revenues generated by the 17173 Business are from online advertising. The online advertising market includes many uncertainties, which could cause our revenues from the 17173 Business to fail to grow or to decline.

The 17173 Business, which derives revenue primarily from providing advertising services on the 17173.com Website, had online advertising revenues of $42.5 million for the year ended December 31, 2012, representing 6.8% of our total revenues for the year. Our ability to maintain or grow advertising revenues from the 17173 Business may be adversely affected by any of the following risk factors:

•

The online advertising market is new and rapidly evolving, particularly in China. As a result, many of our current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budgets to Internet-based advertising;

•	Changes in government policy could restrict or curtail our online advertising services;

•	Advertising clients may adopt new methods and strategies other than online advertising to promote their brands, which would have an adverse impact on our advertising revenues; and

•

The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards for the measurement of the effectiveness of online advertising have been widely accepted. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general, or through our Websites.

In addition, our ability to generate and maintain significant online advertising revenues will also depend upon:

•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;

•	the acceptance of online advertisements as an effective method of business marketing;

•	the effectiveness of our advertising delivery, tracking and reporting systems; and

•	the extent of resistance from existing or potential customers to online advertising prices.

The expansion of Internet advertisement blocking software may result in a decrease in advertising revenues.

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. The expansion of advertisement blocking on the Internet may decrease our revenues from the 17173 Business because, when an advertisement is blocked, it is not downloaded from the server, which means that it will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our 17173.com Website because of the use by third parties of Internet advertisement blocking software.

Our cinema advertising business has generated losses since we acquired it and we may not be able to maintain or expand the revenues that we receive from cinema advertising services.

Our cinema advertising business, which generates revenues through contracts that we enter into with advertisers to place their advertisements in pre-film advertising slots in movie theatres, has not been profitable since we acquired it in January 2011. We receive the cinema advertising rights for such pre-film advertising slots under contracts with various theatres and film production companies. We cannot assure you that we will be able to develop, maintain or expand the types of relationships with movie theatres and film production companies that will permit us to receive or preserve our existing rights or obtain any additional rights to pre-movie advertisement slots. Any failure to develop, maintain or expand such relationships could prevent us from increasing our cinema advertising revenues and prevent the business from becoming profitable and also could result in a decrease in our cinema advertising revenues.

We incur additional costs and face significant risks when we operate, license, or jointly operate with third-party joint operators, our games outside of China and seek to expand our operations to select markets. If we fail to manage these risks, our growth and business prospects could be adversely affected.

We currently license TLBB and DMD to, and jointly operate DDTank and Wartune with, third-party operators in regions outside of China, including Taiwan, Hong Kong, Vietnam, and Malaysia. We plan to continue to license TLBB and DMD, and jointly operate DDTank and Wartune, and other future games in these and other overseas markets. We have expanded our direct game operations to select markets, such as the United States, Malaysia and India, and expect to expand our direct game operations (through local wholly-owned subsidiaries) to other overseas markets. Identifying appropriate overseas markets, negotiating with potential third-party licensees or joint operators and managing our relationships with our licensees and joint operators all require substantial management effort and skills and the incurrence of significant expenses. Licensing our games and operating them overseas directly or jointly with third-party joint operators also require translation of our games into the local languages of the overseas markets in which we plan to license or operate, and may require customization as well, both of which require significant additional expense. There are additional risks associated with the licensing or direct or joint operation of our games overseas, including:

•	difficulties in identifying and maintaining good relationships with licensees or joint operators who are knowledgeable about, and can effectively distribute and operate our games in, overseas markets;

•

difficulties and costs relating to compliance with the different legal requirements and commercial terms in the overseas markets in which we license or directly or jointly operate our games, such as game export regulatory procedures, taxes and other restrictions and expenses;

•	difficulties in maintaining the reputation of our company and our games when our games are operated by licensees or joint operators in overseas markets pursuant to their own standards;

•	changes in the political, regulatory or economic conditions in a foreign country or region, or public policies toward online games;

•	exposure to different regulatory systems governing the protection of intellectual property and the regulation of online games, the Internet and the export of technology;

•	difficulties in verifying revenues generated from our games by our licensees for purposes of determining royalties payable to us;

•	inherent difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems;

•	difficulties in protecting our intellectual property;

•	difficulties in managing our overseas employees when we operate our games directly overseas;

•	the risk that the regulatory authorities in foreign countries or administrative regions may impose withholding taxes, or place restrictions on repatriation of our profits; and

•	fluctuations in currency exchange rates.

If we are unable to manage these risks effectively, our ability to license or operate our games overseas either directly or jointly with third-party joint operators may be impaired.

Rapid technological changes may increase our game development costs.

The online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Any new technologies and new standards may require increases in expenditures for MMOG or Web, social or mobile game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace.

The proliferation of “cheating” programs and scam offers that seek to exploit our games and players harms the game-playing experience and may lead players to stop playing our games.

Unrelated third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit our games, play them in an automated way or obtain unfair advantages over other players who play fairly. These programs harm the experience of players who play fairly and may disrupt the economics of our games. In addition, unrelated third parties may attempt to scam our players with fake offers for virtual goods. We need to devote significant resources to discover, disable and prevent such programs and activities, and if we are unable to do so quickly our operations may be disrupted, our reputation may be damaged and players may stop playing our games. This may lead to lost revenue and increased costs for us to develop technological measures to combat such programs and activities.

Our business may be harmed if our games are not featured in a sufficient number of Internet cafés in China

A substantial number of game players access our games through Internet cafés in China. Due to limited hardware capacity, Internet cafés generally feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition is intensified by restrictions by the PRC Ministry of Culture, or MOC, on the establishment of new Internet cafés and on the total number of Internet cafés nationwide. It is necessary for us to maintain good relationships with Internet café operators, require our distributors to maintain a sales presence in a large number of Internet cafés, and conduct periodical promotional activities in select Internet cafés and other general sales and marketing efforts to ensure that our games are featured in a sufficient number of Internet cafés. If we fail to maintain good relationships with Internet café operators, or if we and/or our distributors fail to successfully persuade Internet cafés to feature our games, our revenues may be adversely affected.

We may fail to maintain a stable and efficient physical distribution network for our prepaid game cards.

Online payment systems in China are in a developmental stage and are not as widely available to or accepted by consumers in China as they are in the United States. We rely heavily on a physical distribution network composed of third-party distributors to cover a network of retail outlets across China for the sales of our prepaid game cards to our game players. As a result, our revenues could be adversely affected by under-performance by our distributors, such as a failure to meet minimum sales or penetration targets or to establish an extensive retail network. We generally sign one-year agreements with our distributors. We may not continue to maintain favorable relationships with them. In addition, our distributors may violate our distribution agreements. Such violations may include, among other things, their:

•	failure to maintain minimum price levels for our prepaid game cards in accordance with our distribution agreements;

•	failure to properly promote our MMOGs in local Internet cafés and other important outlets, or cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our prepaid game cards outside their designated territories.

In the past, some of our distributors have failed to carry out their obligations in accordance with our distribution agreements with them, which resulted in our termination of our distribution relationships with them. If we decide to penalize, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address violations committed by any of their retail outlets in a timely manner, our ability to effectively sell our prepaid game cards in any given territory could be negatively impacted, which would adversely affect our revenues.

We could be liable for breaches in the security of our online payment platforms and those of third parties with whom we transact business, and any such breaches could cause our customers to lose confidence in the integrity of the payment systems that we use.

Currently, we sell a substantial portion of our virtual prepaid game cards and game points to our game players through third-party online payment platforms. In these online transactions, secure transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential if we are to maintain our consumers’ confidence in us. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems. As a result, the risk of associated online crime will increase. Our current security measures and those of the third parties with whom we transact business may not be adequate. We must be prepared to increase our security measures and efforts so that our game players have confidence in the reliability of the online payment systems that we use, which will require us to incur additional expense. Such increased security measures may still not make our online payment systems completely safe. In addition, we do not have control over the security measures of our third-party online payment vendors. Breaches in the security of online payment systems that we use could expose us to litigation and liability for failing to secure confidential customer information, and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

We rely on advertising agencies to sell the online advertising services of the 17173 Business. If current trends of consolidation of advertising agencies in the Chinese market continue, the bargaining power of the large advertising agencies resulting from such consolidation may permit them to require that we pay higher sales rebates, which would adversely affect our gross margin.

Most of the online advertising services of the 17173 Business are distributed by, and most of the online advertising revenues of the 17173 Business are derived from, advertising agencies. In 2012, for example, we engaged four advertising agencies, which contributed approximately 90% of the online advertising revenues of the 17173 Business. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect our online advertising growth as we book our online advertising revenue net of our sales rebates to advertising agencies.

As we grow our business and expand into new types of games and platform, we will need to hire a significant number of new employees. If we are unable to attract a sufficient number of qualified new employees, our business prospects may be adversely affected.

As we grow our business and expand into social and mobile games, the game platform business and international markets, we will need to increase the number of our employees, including senior-level executives, experienced project managers, game development personnel and game operations professionals. The number of our employees increased 33.9% between the end of 2011 and the end of 2012. Our industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and we may not be able to attract a sufficient number of additional qualified employees to meet the growth of our business, which would adversely affect our growth strategy and our business prospects.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. We cannot assure you that third parties will not assert intellectual property claims against us. We are subject to additional risks if entities licensing to us intellectual property, including, for example, game source codes, do not have adequate rights in any such licensed materials. The validity and scope of claims relating to the intellectual property of game development and technology involve complex scientific, legal and factual questions and analyses and, therefore, tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we will have to defend ourselves in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination or settlement in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, or require us to seek licenses from third parties, pay ongoing royalties, or redesign our games or subject us to injunctions prohibiting the development and operation of our games.

In addition, in the case of 7Road, our potential exposure to litigation alleging that our games infringe the intellectual property of others may extend to potential claims against the third-party joint operators of 7Road’s games. 7Road typically agrees in its agreements with joint operators to indemnify the joint operators against claims of infringement relating to 7Road’s games. As a result, we may have to defend 7Road’s joint operators with respect to any allegations against them with respect to infringement by 7Road’s games, which could be both costly and time consuming.

We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed.

We regard our intellectual property and proprietary rights as critical to our success. In particular, we have spent a significant amount of time and resources in developing our current games and our pipeline games. Our ability to protect our proprietary rights in connection with our games is critical for their success and our overall financial performance. While we have registered software in China for copyright protection and have taken various measures to protect our source codes, such measures may not be sufficient to protect our proprietary information and intellectual property. Intellectual property rights and confidentiality protection in China may not be as effective as they are in the United States and other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. In addition, while we have registered some trademarks relating to our games in the PRC and other jurisdictions, and have applied for additional registrations of trademarks, in some instances we may not succeed in obtaining registration of trademarks that we have applied in different languages, such as English. We cannot assure that these pending or future trademark applications will be approved. Any failure to register trademarks in any country or region may limit our ability to protect our rights in such country or region under relevant trademark laws, and we may even need to change the name or the relevant trademark in certain cases, which may adversely affect our branding and marketing efforts.

Despite our efforts to protect our intellectual property, online game developers may copy our ideas and designs, and other third parties may infringe our intellectual property rights. For example, certain third parties have misappropriated the source codes of previous versions of TLBB and have set up unauthorized servers in China and elsewhere to operate TLBB to compete with us. Although in response we have taken measures to enforce our intellectual property rights, such measures may not be successful in eliminating these unauthorized servers. The existence of unauthorized servers may attract game players away from our games and may result in decreases in our revenues. Litigation relating to intellectual property rights may result in substantial costs to us and diversion of resources and management attention away from our business, and may not be successful. In addition, our ideas and certain of our designs, if not fixed in a tangible form of expression or registered with the appropriate PRC authorities, may not be protected by patents or other intellectual property rights. As a result, we may be limited in our ability to assert intellectual property rights against online game developers who independently develop ideas and designs that compete with us.

We may not have exclusive rights to trademarks, designs and technologies that are crucial to our business.

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including ChangYou.com, cyou.com, 7Road, TLBB, TL logos, Blade Online, DMD, DDTank, Wartune, Haishen, 17173 and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. We have also applied for patents relating to the design of our games and to technology intended to enhance the functionalities of our games. We have succeeded in registering the trademarks ChangYou.com, cyou.com, 7Road, TLBB, TL logos, DMD, DDTank and 17173 in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the State Administration for Industry & Commerce of the PRC, or the SAIC, and relevant authorities overseas. Our patent applications are still under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAIC, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

Breaches in the security of our server network could cause disruptions in our service, facilitate piracy of our intellectual property, or compromise confidential information of our game players.

We store on our servers and transmit over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of our business or is highly confidential information concerning our business and our game players. In addition, the expansion of our business to include Web, social and mobile games and our need to comply with PRC regulations requiring real-name registration of our game players are likely to cause the amount of personal data concerning our game players that is transmitted over our networks to increase over time. Any breaches of our network by hackers could cause severe disruptions in our service, allow piracy of the source code used in the operation of our games and allow pirated versions of our games to enter the marketplace, or result in the release of confidential personal or financial information of our game players, any of which could have an adverse impact on our business, our revenues, and our reputation among game players. In order to minimize the likelihood of such breaches as our business expands and the amount of confidential and sensitive data increases, we expect that we will need to expend considerable resources to maintain and enhance the effectiveness of our security systems.

We may be subject to, and may expend significant resources in defending against, claims regarding the content and services we provide over our Websites.

As our services may be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or based on the nature and content of such information. Furthermore, we could be subject to claims related to the online activities of our visitors and incur significant costs in our defense. In the past, claims regarding the nature and content of information that was posted online by visitors have been made in the United States against companies that provide online services. We could be exposed to liability for the selection of listings that may be accessible through our Websites or through content and materials that our visitors may post in classifieds, message boards, chat rooms or other interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information.

We do not carry any liability insurance against of the foregoing risks.

We do not have business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, or offer them at a high price. As a result, we do not have any business liability, loss of data or disruption insurance coverage for our operations in China or the operations of our joint operators in China and overseas. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

The limited use of personal computers in China and the relatively high cost of Internet access in relation to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

The penetration rate for personal computers in China is significantly lower than it is in the United States and other developed countries. Furthermore, the cost of Internet access in China is still relatively high as compared to other developed countries. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, there may be increases in Internet access fees or telecommunication fees in China. If that happens, the number of our game players may decrease or the growth of our game player base may be adversely impacted. Slow growth of, or a decrease in, the traffic on the 17173.com Website may also cause our advertising clients to reduce their use of our online advertising services, reducing our online advertising revenues.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of avian flu, SARS, H1N1 or other epidemics or outbreaks. China reported a number of cases of SARS in 2003, which resulted in the closure by the PRC government of many businesses to prevent the transmission of the disease. Similarly, there were many businesses in China that were affected by the outbreak of the H1N1 virus in 2009, and in recent years there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS, H1N1 or other adverse public health developments in China may have an adverse effect on our business operations. Adverse effects could include illness and loss of our management and key employees, as well as temporary closure of our offices and related other businesses, such as server operations, upon which we rely, and a decrease in the number of our game players. Such loss of management and key employees or closures would severely disrupt our business operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, H1N1 or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games.

Risks Related to Our Corporate Structure and PRC Laws and Regulations

If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in the online game industry and the online advertisement industry, we could face severe penalties.

Various regulations in China currently restrict foreign-invested entities from engaging in value-added telecommunication services, which are defined by PRC authorities to include operating online games and providing online advertisements. Because of these restrictions, we operate certain aspects of our game business in the PRC through our variable interest entities, or VIEs, which include Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, Shenzhen 7Road Technology Co., Ltd., or Shenzhen 7Road, Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace and Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE. The current shareholders of Gamease and Guanyou Gamespace are Tao Wang, our Chief Executive Officer, and Dewen Chen, our President, who hold 60% and 40%, respectively, of each of these entities. The equity interests in Shenzhen 7Road are owned 68.258% by our VIE Gamease, which is a PRC company, 25.59% by Kai Cao, 7Road’s Chief Executive Officer, 1.972% by Shuqi Meng, 7Road’s Chief Operating Officer, 2.09% by Chunyan Long, 7Road’s Chief Technology Officer, and 2.09% by Zhiyi Yang, 7Road’s Vice President. The equity interests in Shanghai ICE are owned by two of our employees, Runa Pi and Rong Qi, each of whom holds 50%. Each of the nominee shareholders of these VIEs is either a PRC citizen or a PRC company. Through a series of contractual arrangements, Gamease is effectively controlled by our indirect PRC subsidiary Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame; Shenzhen 7Road is effectively controlled by our and 7Road’s indirect PRC subsidiary Shenzhen 7Road Network Technologies Co., Ltd., or 7Road Technology; Guanyou Gamespace is effectively controlled by our indirect PRC subsidiary Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace; and Shanghai ICE is effectively controlled by our indirect PRC subsidiary ICE Information Technology (Shanghai) Co., Ltd, or ICE Information. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the General Administration of Press and Publication, or the GAPP, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign investment in value-added telecommunications services or online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. For a detailed discussion of PRC regulations, notices and circulars with respect to such restrictions, see “PRC Regulation—Regulation of Telecommunication Services—Restrictions on Foreign Ownership of Value-Added Telecommunication Services” and “PRC Regulation—Online Games and Cultural Products” in Item 4 of this annual report.

In addition, under the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated by the State Council on February 3, 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, promulgated by the Ministry of Commerce, or the MOFCOM, in August, 2011 to implement Circular No.6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. As there is no explicit provision or official interpretation stating that the business of 7Road falls into the scope subject to security review, we have not submitted for security review the formation of our initial acquisition of controlling interests in Shenzhen 7Road or the formation of the current VIE structure of 7Road. However, these national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules and PRC authorities may interpret these regulations to mean that such transactions should have been submitted for review. Moreover, various media sources reported in 2011 that the China Securities Regulatory Commission, or CSRC, had prepared a report for the State Council of the PRC, or the State Council, suggesting regulating the use of VIE structures, such as ours, in the context of foreign investment in China and overseas listings. For a discussion of these PRC national security review requirements and media reports, see “PRC Regulation—M&A Regulations and Overseas Listings” in Item 4 of this annual report.

If we were found to be in violation of any existing or future PRC law or regulations relating to foreign ownership of value-added telecommunications businesses and security reviews of foreign investments in such businesses, including online games businesses, regulatory authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of PRC subsidiaries or and/or VIEs, requiring us to restructure our ownership structure or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Websites, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition and results of operations. Further, if changes were required to be made to our ownership structure, our ability to consolidate our VIEs could be adversely affected.

Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.

We have no ownership interest in Gamease, Shenzhen 7Road, Guanyou Gamespace, or Shanghai ICE, and we conduct substantially all of our operations and generate substantially all of our revenues through contractual arrangements that our indirect subsidiaries AmazGame, 7Road Technology, Gamespace and ICE Information entered into with Gamease, Shenzhen 7Road, Guanyou Gamespace, Shanghai ICE and their shareholders. Such contractual arrangements are designed to provide us with effective control over Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. We depend on Gamease, Shenzhen 7Road, Guanyou Gamespace, and Shanghai ICE to hold and maintain certain licenses and permits necessary for our online game business and the 17173 Business. Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE collectively own all of the necessary intellectual property, facilities and other assets relating to the operation of our online games and the 17173 Business, and employ personnel for the operations and distribution of our games and the operation of the 17173 business that are not owned or employed directly by our subsidiaries.

These contractual arrangements may not be as effective in providing us with control over Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE as direct ownership. For example, if we had direct ownership of Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, which exposes us to the risk of potential breach of contract by the shareholders of Gamease, Shenzhen 7Road, Guanyou Gamespace, and Shanghai ICE. In addition, as each of Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE is jointly owned by its respective shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. Furthermore, if the shareholders of any of our VIEs were involved in proceedings that had an adverse impact on their shareholder interests in such VIE or on our ability to enforce relevant contracts related to the VIE structure, our business would be adversely affected.

The shareholders of Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE may breach, or cause Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of our VIEs with respect to their ownership of such VIE which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC law or are otherwise unenforceable. If the contractual arrangements with any of our VIEs were found by PRC authorities with appropriate jurisdiction to be unenforceable, we could lose our ability to consolidate such VIE’s results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIE to our corresponding PRC subsidiary. In addition, such a finding of unenforceability by PRC authorities could cause more than 75% of our income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a passive foreign investment company, or PFIC. See “We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.”

Under the contractual arrangements with our VIEs and their shareholders, no shareholder or group of shareholders of any of our VIEs has the ability to unilaterally terminate any of the agreements between the VIEs in which they hold shares and our corresponding PRC subsidiary. However, (i) the shareholders of Gamease, Guanyou Gamespace and Shanghai ICE have a termination right under the loan agreements if our corresponding PRC subsidiary engages in gross negligence, fraud or other material illegal actions or if our corresponding PRC subsidiary existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities and (ii) the shareholders of our VIEs have a termination right under the equity purchase right agreements if the corresponding VIE’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We would have to rely for enforcement on legal remedies under PRC law, including specific performance, injunctive relief or damages, which might not be effective. For example, if we sought to enforce the equity interest purchase right agreements for the transfer of equity interests in any of our VIEs, if the transferee was a foreign company the transfer would be subject to approval by governmental authorities such as the MIIT and the MOFCOM, and the transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our VIE contracts might not be enforceable in China if PRC governmental authorities or courts took the view that such contracts contravened PRC law or were otherwise not enforceable for public policy reasons.

Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. In the event we were unable to enforce these contractual arrangements, we would not be able to exert effective control over Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, and our ability to conduct our business, and our financial condition and results of operations, would be severely adversely affected.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determined that our contractual arrangements with any of Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by any of our VIEs, which could adversely affect us by (i) increasing the tax liability of such VIE without reducing the tax liability of our corresponding PRC subsidiary, which could further result in interest and penalties being levied on us for underpaid taxes or (ii) limiting such VIE’s ability to maintain preferential tax treatments and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ shares in any of our VIEs to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

We may lose the ability to use and enjoy assets held by any of our VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Each of our VIEs holds assets that are critical to our business operations, such as our core intellectual property, licenses and permits, and/or joint operation agreements relating to our games and game operations. Although the equity interest purchase right agreements among our WFOEs, our VIEs and the shareholders of our VIEs contain terms that specifically obligate the shareholders of our VIEs to ensure the valid existence of our VIEs, in the event the shareholders breached this obligation and voluntarily liquidated our VIEs, or if any of our VIEs declared bankruptcy and all or part of its assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if any of our VIEs were to undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors might claim rights to some or all of such VIE’s assets and their rights could be senior to our rights under the VIE contracts, thereby hindering our ability to operate our business.

Substantially all of our revenues are generated through Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, our VIEs, and we rely on payments made by Gamease, Shenzhen 7Road, Guanyou Gamespace, Shanghai ICE to AmazGame, 7Road Technology, Gamespace and ICE Information, our subsidiaries, pursuant to contractual arrangements to transfer any such revenues to AmazGame, 7Road Technology, Gamespace and ICE Information. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business and our ability to pay dividends to our shareholders and ADS holders.

We conduct substantially all of our operations through Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, our VIEs, which generate substantially all of our revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, each of AmazGame, 7Road Technology, Gamespace and ICE Information, our subsidiaries in China, entered into a number of contracts with its corresponding VIE, pursuant to which the VIE pays the PRC subsidiary for certain services that the PRC subsidiary provides to the VIE. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes, including business taxes and value-added tax, or VAT, which effectively reduce the amount that we receive from the VIEs. The PRC government might impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates could limit our ability to receive payments from the VIEs or limit the amount of such payments, and could in turn adversely affect our business, our net income and our ability to pay dividends to our shareholders and ADS holders.

We operate some of our existing games, and plan to operate certain of our pipeline and future games, with Internet publishing numbers that we obtained through unrelated third-party electronic publishing entities. If the GAPP challenges the commercial operation of any of our games that is operated with an Internet publishing number obtained through a third-party publishing entity, we may be subject to various penalties, including restrictions on our operations.

Under PRC regulations issued by the GAPP and the MIIT relating to the regulation of online publication, an Internet publishing license is required under PRC regulations for online game operators, and a publishing number obtained under such a license is required for each game in operation and publicly available in the PRC. We publish our games SJQY, DDTank, Wartune and certain of our other existing games with publishing numbers obtained through third-party licensed electronic publishing entities. Our VIE Shanghai ICE is still in the process of applying for an Internet publishing license and 7Road intends to continue to publish certain of its pipeline and future games with publishing numbers obtained through third parties. See “Regulations—Online Games and Cultural Products” in Item 4 of this annual report. Current PRC regulations are not clear as to the consequence of obtaining publishing numbers through third-party electronic publishing entities. Our past and expected future practices might be challenged by the GAPP, which could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

If we are found to be in violation of current or future PRC laws and regulations regarding Internet-related services and telecom-related activities, we could be subject to severe penalties.

The PRC has enacted regulations that apply to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information and content, online games, and online advertising services.

Under regulations issued by the State Administration for Radio, Film and Television, or the SARFT, Websites authorized to disseminate news must apply to the SARFT to obtain a Permit for the Network Transmission of Audiovisual Programs in order to disseminate streaming video online. Under additional SARFT regulations, the business of providing public program searching and watching services through the Internet to the public is classified as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. Our online video services offered on the 17173.com Website are operated by Guanyou Gamespace through a permit held by Beijing Sohu Internet Information Service Co., Ltd, which is a VIE of Sohu, and Guanyou Gamespace has not yet been granted such a permit directly. If the video services conducted by Guanyou Gamespace are later challenged by the SARFT, we may be subject to severe penalties, including fines, or the suspension of our video services or even our operations. If we are ordered to suspend the video services provided under 17173.com Website, our user traffic will be reduced and therefore our revenues derived from online advertising will be negatively affected. In addition, Guanyou Gamespace is in the process of renewing its ICP license and Online Culture Operating Permit to include the 17173 Business. If Guanyou Gamespace is unable to obtain such renewals, we may not be allowed to continue the operation of the 17173 Business or be subject to severe penalties.

In addition, the PRC government may promulgate new laws or regulations at any time. If current or future laws or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or our business operations, our business could be severely impaired and we could be subject to severe penalties.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our Websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers, including online game operators, find that information falling within the above scope is transmitted on their Websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our ICP license and other required licenses and the closure of our Websites. Internet content providers may also be held liable for prohibited information displayed on, retrieved from or linked to their Websites.

In addition, the MIIT has published regulations that subject Internet content providers to potential liability for the actions of game players and others using their Websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing.

As these regulations are subject to interpretation by the relevant authorities, it is not possible for us to determine in all cases the type of content that could result in liability for us as an MMOG developer and operator, a developer and operator of Web, social and mobile games and an operator of the 17173 Business. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our Websites, or content generated or placed on our Websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

We may be subject to the PRC government’s ongoing crackdown on Internet pornographic content.

The Chinese government has stringent regulations on online pornographic information and has launched several crackdowns on Internet pornography. Regulations jointly issued by the MIIT and three other government authorities jointly provide for rewards of up to RMB10,000 to Internet users who report Websites that feature pornography and the MIIT established a committee to review such reports to determine an appropriate award. We have not, to date, received any penalty from the PRC government in this regard. However, it is possible that content considered pornographic or vulgar by PRC government agencies will appear in the future on Websites or games that we operate. In the event that we are accused by the government of hosting pornographic or vulgar content, our business and reputation could be adversely affected.

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

Our online game operations may be adversely affected by implementation of anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued regulations, or the Anti-Fatigue Notice, requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our business among minors. If these restrictions were expanded to apply to adult game players in the future, our revenues could be adversely affected.

These eight PRC government authorities subsequently promulgated additional regulations, including a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s identity to play Internet games and, accordingly, provides stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Real-name Registration Notice or the circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular. The Real-name Registration Notice increases our operating risks, as we will be required to spend more resources on the real-name verification and anti-fatigue system, which will lead to an increase in our operating costs. In addition, the amount of time that minors will be able to spend playing online games such as ours will be further limited, which can be expected to lead to a reduction in our revenues. Furthermore, if we are found to be violating these regulations, we may be required to suspend or discontinue our online game operations.

The PRC government has implemented tight regulation of Internet cafés, which are currently one of the primary places where our games are played. Strict government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and our game player base.

Internet cafés are one of the primary places where our games are played. In April 2001, the PRC government began tightening its regulation and supervision of Internet cafés. In particular, a large number of Internet cafés without requisite government licenses were closed. In addition, the PRC government imposed capital and facility requirements for the establishment of Internet cafés. The PRC government’s policy encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, and the total number of Internet cafés nationwide is restricted and controlled by the relevant authorities. Governmental authorities may from time to time impose stricter requirements, such as limits on the ages of customers and on hours of operation, among others, as a result of the occurrence or perception of, or media attention on, gang fights, fires and other incidents in or related to Internet cafés. So long as Internet cafés remain as one of the primary places for game players to play our games, a reduction in the number, or any slowdown in the growth, of Internet cafés or restrictions on their operations in China could limit our ability to maintain or increase our revenues and our game player base.

Restrictions on virtual currency may adversely affect our online game revenues.

Our online game revenues are collected through the sale of our prepaid cards or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by the MOC in 2007, directs the People’s Bank of China, or the PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. The Internet Cafés Notice places strict limits on the total amount of virtual currency issued by online game operators in the PRC and the amount purchased by individual users in the PRC, and requires a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency should only be used to purchase virtual items. In 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. In the Virtual Currency Notice, the MOC and the MOFCOM for the first time defined “virtual currency” as a type of virtual exchange instrument issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by online game operators in electronic record format and represented by specific numeric units. In addition, the Virtual Currency Notice categorizes companies involved with virtual currency in the PRC as either issuers or trading platforms and prohibits companies from simultaneously operating both as issuers and as trading platforms. One of the Virtual Currency Notice’s stated intended objectives is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. Specifically, the Virtual Currency Notice requires online game operators to report the total amount of their issued virtual currency on a quarterly basis, and game operators are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues. In addition, the Virtual Currency Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are prohibited from providing lucky draws or lotteries which are conducted on the condition that participants contribute cash or virtual currencies in exchange for game props or virtual currencies, and from providing virtual currency trading services to minors. The Virtual Currency Notice places additional potentially burdensome obligations on online game operators, including a requirement that operators keep transaction data records for no less than 180 days, which means that we must design and operate our databases so that we can maintain users’ information for the minimum required period, resulting in higher costs for our online game operations. We must tailor our business model carefully in order to comply with the overall requirements of the Virtual Currency Notice, in a manner which can be expected to result in relatively lower sales of our game coins and an adverse impact on our online game revenue.

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we operate our MMOGs and Web games or license our MMOGs and Web games to third parties.

Currently, most of our game players in China are young males, many of whom are students. Due to a relatively high degree of game player loyalty to MMOGs or Web games, easy access to personal computers and Internet cafés, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and resting, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games.

Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as game players’ access to online games. For example, under the Monitor System Circular online game operators are required to adopt various measures to maintain a system to communicate with the parents of minors playing online games and are required to monitor the activities of the minors and suspend the accounts of minors if so requested by their parents. We believe that stricter government regulations, such as regulations imposing stricter age and hour limits, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, and extending anti-fatigue-related regulations to adults, could be implemented in the future. Any such adverse public opinion or tightened government regulations could adversely affect our ability to maintain or increase our revenues.

In addition, the PRC State Administration of Taxation, or the SAT, has announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. It is currently unclear how the tax will be collected or if there will be any effect on our game players or our business, but collection of such a tax might discourage players who are interested in trading virtual currencies from playing our games, which could reduce our revenues.

Moreover, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we license or operate our games, which could similarly adversely affect our revenues.

PRC laws and regulations governing the online game industry in China are evolving and subject to future changes. We may fail to obtain or maintain all applicable permits, approvals, registrations and filings.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP, the MOC and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits, approvals and registrations from, or make necessary filings with, different regulatory authorities in order to operate our online games. For example, as an online game operator in China, we must obtain an ICP license from the MIIT’s local office, an Online Cultural Operating Permit from the MOC and an Internet publishing license from the GAPP in order to distribute games through the Internet. Any online game we operate needs to be approved by the GAPP prior to its launch and filed with the MOC within 30 days after its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, such new game or such upgrade, expansion pack or new version of such existing game must be filed with the MOC and approval must be obtained from the GAPP for online publication. Shenzhen 7Road’s and Shanghai ICE’s current ICP licenses do not specifically permit the operation of BBS services, and it is unclear whether Shenzhen 7Road and Shanghai ICE are required to each have an ICP license that specifically permits such services, as the State Council has issued a decision that such specific approval is not required for an ICP, but local authorities generally continue to require such specific approval for BBS services. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

As the online game industry is at an early stage of development in China, new statutes and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws applicable to the online game industry. For example, there is ambiguity as to the division of authority and responsibilities between the GAPP and the MOC with respect to regulating online games and, as a result, there may be overlapping approval requirements with respect to some aspects of our games or our game operations. Furthermore, as mobile games are a new type of online game, there are uncertainties relating to whether a game developer, such as us, which provides mobile games to mobile device users, needs to obtain a separate operating license in addition to the ICP license that it has already obtained. For any mobile games we launch, we may be required to apply for a separate operating license for the mobile applications. Therefore, we may not be able to obtain timely, or at all, required licenses or any other new license required in the future, and we may be found to be in violation of current or future PRC laws, which could impede our ability to conduct business.

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

Risks Related to Our Acquisition of Certain Assets of the 17173 Business from Sohu and Our Continuing Relationship with Sohu

Our financial information included in this annual report includes the 17173 Business as if we had owned and operated it throughout each of the years presented and may not be representative of the results that the 17173 Business would have achieved had we owned and operated it during those years.

The consolidated financial statements included in this annual report were prepared as if we had owned and operated the 17173 Business, the acquisition of certain assets of which we completed on December 15, 2011, and our consolidated financial statements as of and for the year ended December 31, 2010 have been restated accordingly. Our consolidated financial statements as of and for each of the years presented, and our selected consolidated data presented as of and for each of those years as well as the years ended December 31, 2008 and 2009, may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the 17173 Business if we had owned and operated it throughout those years. See “Related Party Transactions—Transactions Agreements for Our Purchase of the 17173 Business” in Item 7, “Selected Consolidated Financial Data” in Item 3 and the notes to our consolidated financial statements included elsewhere in this annual report.

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

Although we entered into a series of agreements with Sohu in connection with our acquisition of the 17173 Business, we cannot assure you we will receive adequate support from Sohu for the 17173 Business.

Our agreements with Sohu may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our Non-Competition Agreement with Sohu limits the scope of business that we are allowed to conduct.

We entered into a Non-Competition Agreement (which was amended and restated on November 29, 2011), a Marketing Services Agreement and other related agreements with Sohu prior to our initial public offering and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the Non-Competition Agreement that we entered into with Sohu, we are prohibited during the non-competition period (which commences on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014) from entering into the online portal, search, or mobile value-added services or any other business conducted or contemplated to be conducted by Sohu as of April 1, 2009, except the MMORPG business. As amended and restated on November 29, 2011, the Non-Competition Agreement does not prohibit us from engaging in the 17173 Business and prohibits Sohu from competing with the 17173 Business until December 15, 2016. Sohu currently offers Internet portal, search and mobile value-added services. Such contractual limitations significantly affect our ability to diversify our revenue source and may adversely impact our business and results of operations should the growth of MMOGs in China slow down. Moreover, so long as Sohu continues to control us, we may not be able to bring a legal claim against Sohu in the event of contractual breach, notwithstanding our contractual rights under the Non-Competition Agreement and Marketing Services Agreement described above and other inter-company agreements entered into from time to time.

Sohu controls the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of the date of this annual report, Sohu held approximately 67.7% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.4% of the total voting power in Changyou due to the additional voting power of the Class B ordinary shares it holds. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of any member of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

Sohu’s voting control may cause transactions to occur that might not be beneficial to the holders of ADSs, and may prevent transactions that would be beneficial to them. For example, Sohu’s voting control may prevent a transaction involving a change of control of us, including transactions in which a holder of our ADSs might otherwise receive a premium for such securities over the then-current market price. In addition, Sohu is not prohibited from selling a controlling interest in us to a third party and may do so without approval of the holders of our ADSs and without providing for a purchase of outstanding ADSs. If Sohu is acquired or otherwise undergoes a change of control, or sells a controlling interest in us, any acquiror or successor will be entitled to exercise the voting control and contractual rights of Sohu, and may do so in a manner that could vary significantly from that of Sohu.

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

•

Employee recruiting and retention. Because both Sohu and we operate primarily in Beijing and, after our acquisition of the 17173 Business, both Sohu and we are engaged in the development and operation of online portals and the operation of Web games, we may compete with Sohu in the hiring of new employees, in particular with respect to software development. We have a non-solicitation arrangement with Sohu that restricts Sohu and us from hiring any of the other’s employees.

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

•

Strategic decisions by Sohu, our controlling shareholder, affecting us that we might not have made. Although our company is a separate, stand-alone entity, we expect to operate, for as long as Sohu is our controlling shareholder, as a part of the Sohu Group. Sohu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Sohu’s decisions with respect to us or our business may be resolved in ways that favor Sohu and therefore Sohu’s own shareholders, which may not coincide with the interests of our other shareholders.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. Partly as a result of these measures, the real estate market in the PRC experienced significant declines recently. In addition, the level of exports from the PRC has declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 10.3% in 2010 to 9.2% in 2011 and 7.5% in 2012. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players or if they cause our advertising clients to reduce their spending for our online advertising services on the 17173.com Website.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through our wholly foreign-owned subsidiaries in the PRC, AmazGame, 7Road Technology, Gamespace and ICE Information, and our variable interest entities in the PRC, Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. Our VIEs are generally subject to laws applicable to domestic companies in China. The PRC legal system is based on written statutes and regulations. Prior court decisions may be cited for reference but have limited precedential value. Although since 1979 PRC law has significantly enhanced the protections afforded to various forms of foreign investments in China, the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we may be subject to disputes under our material contracts, and if such disputes arise, we may not prevail. Due to the materiality of certain contracts to our business, such as our license agreements with Louis Cha regarding our rights to develop and operate TLBB and DMD, any dispute involving such contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

PRC law establishes complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

Applicable PRC law, such as the M&A Rules, the Anti-Monopoly Law, the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the State Council and the MOFCOM Security Review Rules, mandate procedures and requirements, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investors takes control of a PRC domestic enterprise, or that approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies, that can be expected to make merger and acquisition activities in China by foreign investors time-consuming and complex. PRC law also requires certain merger and acquisition transactions to be subject to a security review. The MOFCOM Security Review Rules, which became effective September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied, and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, or control through contractual arrangements. Factors that the MOFCOM considers in its review are whether (i) an important industry is concerned, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

There are significant uncertainties under the Corporate Income Tax Law of the PRC, or the CIT Law, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.

We are a holding company incorporated in the Cayman Islands which indirectly holds, through our Hong Kong subsidiaries, our equity interests in our subsidiaries in the PRC. Our business operations are principally conducted by these PRC subsidiaries and our VIEs. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the China-HK Tax Arrangement, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the SAT, issued a Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, or Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. We plan to file an application for qualification as a “beneficial owner” for each of our Hong Kong subsidiaries with the SAT. However, if any of our Hong Kong subsidiaries is, in the light of Circular 601, determined by the SAT to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual CIT Law rate of 10%.

We believe we are not a PRC tax resident enterprise, but it is not clear whether we or any of our Hong Kong subsidiaries will be deemed to be PRC tax residents under the CIT Law. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” Under the CIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. If we are considered as a PRC tax resident under the CIT law by the PRC tax authorities, our global income will be subject to corporate income tax at a rate of 25%.

Although we intend to take the position that any dividends we pay to our overseas corporate shareholders or ADS holders will not be subject to a withholding tax in the PRC, if we or any of our Hong Kong subsidiaries are considered to be PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas corporate shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result be subject to PRC withholding tax at a rate up to 10%. The implementation rules of the CIT Law provide that, if an enterprise that distributes dividends is domiciled in the PRC or if gains are realized from transferring equity interests of an enterprise domiciled in the PRC, then such dividends or gains are treated as “China-sourced income.” However, it is not clear how “domicile” might be interpreted under the CIT Law, and it is possible that domicile could be interpreted to mean the jurisdiction where the enterprise is a tax resident.

Due to the lack of interpretation of the CIT Law, it is difficult to ascertain how it will be implemented by the relevant PRC tax authorities. If dividend payments from Changyou HK, ICE HK or other overseas subsidiaries to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected. If dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC withholding tax, the withholding tax will generally be at a rate of 10% and reduce their investment return and the value of their investments in us.

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on our business operations, our acquisition strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT with effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC tax resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that has an effective tax rate of less than 12.5% and does not impose income tax on foreign income of its residents, the non-resident enterprise must report the Indirect Transfer to tax authorities in the PRC. Using a “substance over form” principle, the PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from an Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise to related parties of the non-PRC resident enterprise at a price lower than the fair market value, the PRC tax authorities have the power to make a reasonable adjustment to the taxable income resulting from the transaction.

The SAT released the Announcement on Several Issues concerning the Administration of Income Tax of Non-tax-resident Enterprises, or SAT Public Notice 24, which became effective on April 1, 2011, to clarify several issues related to Circular 698. Under SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from the disposition of equity interests of an overseas holding company; and the term “does not impose income tax” refers to cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it appears that PRC tax authorities are authorized to request information from a wide range of foreign entities that have no direct link to China. Moreover, the relevant PRC authorities have not issued any formal rules as to the process and format for reporting an Indirect Transfer to the PRC tax authorities. In addition, there are not any formal rules as to how it is determined whether a foreign investor lacks a commercial purpose and was established in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by PRC tax authorities to be applicable to the historical reorganization of 7Road, including our acquisition of a controlling interest in 7Road, if any of the steps in 7Road’s reorganization were determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of 7Road’s shares by certain shareholders to other parties may be subject to income tax on capital gains generated from such transfers of the shares, and PRC tax authorities might, at their discretion, adjust any capital gains and impose tax return filing obligations on the transferring shareholders or require us to provide assistance for an investigation by PRC tax authorities. Although SAT Circular 698 contains an exemption for transfers of publicly traded stock in a PRC tax resident enterprise, it remains unclear whether we will be deemed a PRC tax resident enterprise and whether such exemption will be applicable to the transfer of our shares or ADSs. If we are regarded as a non-PRC tax resident enterprise, PRC tax authorities may deem any future transfer of our ordinary shares or ADSs by our shareholders or holders of our ADSs to be subject to these regulations, which may subject such shareholders or holders of our ADSs to additional reporting obligations or tax burdens. In the case of failure to comply with these circulars by such shareholders or holders of our ADSs, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, PRC tax authorities might, at their discretion, adjust the amount of capital gains or request that we submit additional documentation for their review in connection with any potential acquisitions, which may cause us to incur additional acquisition costs or delay our acquisition timetable.

As the special tax statuses of certain of our PRC subsidiaries or VIEs as “High and New Technology Enterprises” (or NHTEs) or “software enterprises” expire, or if they are revoked, we will have to pay additional taxes to make up any previously unpaid tax and will be subject to a higher tax rate.

The CIT Law applies a uniform statutory income tax rate of 25% to enterprises in China. Under the CIT Law, NHTEs enjoy a favorable tax rate of 15%. The implementation rules promulgated under the CIT Law also emphasize that the ownership of “core proprietary intellectual property” is essential to qualification for this preferential tax rate. AmazGame and Gamease were subject to a 15% income tax rate as NHTEs for the 2012 fiscal year.

The CIT Law and the implementation rules promulgated under the CIT Law provide that software enterprises enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to an income tax rate of 12.5% for the subsequent three years. AmazGame and Gamease qualified as software enterprises and enjoyed an income tax exemption for the 2008 fiscal year and a 50% tax reduction to a rate of 12.5% for the 2009 fiscal year through the 2011 fiscal year. Shenzhen 7Road qualified as a software enterprise and enjoyed an income tax exemption for the 2009 and 2010 fiscal years and a 50% tax reduction to a rate of 12.5% for the 2011 and 2012 fiscal years. Shanghai ICE qualified as a software enterprise and enjoyed an income tax exemption for the 2010 and 2011 fiscal years and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Gamespace qualified as a software enterprise and enjoyed and will be entitled to an income tax exemption for the 2012 and 2013 fiscal year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Guanyou Gamespace, ICE Information and 7Road Technology have been qualified as “software enterprises” and will be entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years, if they continue to maintain their qualification.

There are uncertainties regarding the future interpretation and implementation of the CIT Law. It is possible that the qualification of AmazGame and Gamease as NHTEs, or the qualification of Shenzhen 7Road, 7Road Technology, Gamespace, Guanyou Gamespace, ICE Information and Shanghai ICE as software enterprises, or their entitlement to an income tax exemption or refund of their VAT, will be challenged in the future by their supervising authorities and be repealed, or that there may be future implementation rules that are inconsistent with current interpretations of the CIT Law. For example, according to a circular recently issued by the SAT, there will be new regulations promulgated by relevant authorities concerning new criteria to certify a software enterprise. Therefore, we cannot assure you that the qualification of any of our PRC subsidiaries or VIEs as a software enterprise will not be challenged in the future or whether such companies will be able to take any further actions, such as re-application for software enterprise qualification, to enjoy such preferential tax treatment. If the tax benefits AmazGame, Gamease, Shenzhen 7Road, 7Road Technology, Gamespace, Guanyou Gamespace, ICE Information, and Shanghai ICE enjoy as NHTEs or Software Enterprises are revoked, and we are otherwise unable to qualify AmazGame, Gamease, Shenzhen 7Road, 7Road Technology, Gamespace, Guanyou Gamespace, ICE Information, and Shanghai ICE for other income tax and VAT exemptions or reductions, our effective income tax rate or VAT rate, as the case may be, will increase significantly, which will reduce our net income. In addition, we may have to pay additional taxes to make up any previously unpaid tax, which could further reduce our net income.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our PRC subsidiaries AmazGame, 7Road Technology, Gamespace and ICE Information, which are subject to limitations and possible taxation under applicable PRC law.

We may rely on dividends and other distributions on equity, or loans and advances made by our PRC subsidiaries AmazGame, 7Road Technology, Gamespace and ICE Information, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders or ADS holders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of AmazGame, 7Road Technology, Gamespace and ICE Information is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. AmazGame, 7Road Technology, Gamespace and ICE Information may also allocate a portion of their after-tax profits, as determined by their boards of directors, to their staff welfare and bonus funds, which may not be distributed to us. In addition, if any of AmazGame, 7Road Technology, Gamespace and ICE Information incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made, which could delay or prevent any transfers of funds from our PRC subsidiary to us.

In addition, there are uncertainties under the CIT Law with regard to the PRC withholding tax on dividends paid by AmazGame, 7Road Technology, Gamespace and ICE Information to Changyou HK, 7Road HK or ICE HK. See “Risk Factors—Risks related to Doing Business in China—There are significant uncertainties under the Corporate Income Tax Law of the PRC, or the CIT Law, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.” Should such dividends be subject to PRC withholding tax or be subject to the usual CIT Law withholding tax rate of 10% rather than the preferential dividend withholding tax rate of 5% provided under the China-HK Tax Arrangement, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders or ADS holders, would be reduced.

Furthermore, we control our PRC operating entities Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE through contractual arrangements rather than equity ownership. AmazGame entered into a Technology Development and Support Agreement and an Operation and Maintenance Agreement with Gamease, pursuant to which Gamease will pay AmazGame for the services AmazGame provides to Gamease. 7Road Technology entered into a Technology Development and Utilization Agreement and a Service and Maintenance Agreement with Shenzhen 7Road, pursuant to which Shenzhen 7Road will pay 7Road Technology for the services 7Road Technology provides to Shenzhen 7Road. Gamespace entered into a Technology Development and Support Agreement and an Operation and Maintenance Agreement with Guanyou Gamespace, pursuant to which Guanyou Gamespace will pay Gamespace for the services Gamespace provides to Guanyou Gamespace. ICE Information entered into an Exclusive Business Cooperation Agreement, an Exclusive Technology Consulting and Service Agreement and a Business Operation Agreement with Shanghai ICE, pursuant to which Shanghai ICE will pay ICE Information for the services ICE Information provides to Shanghai ICE. See “Related Party Transactions” in Item 7. To the extent that there is any distributable profit in Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE, it may be difficult for Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE to distribute such profit to AmazGame, 7Road Technology, Gamespace or ICE Information, which may further limit the amount that AmazGame, 7Road Technology, Gamespace or ICE Information can distribute to us.

Fluctuation in the value of the RMB may have an adverse effect on our shareholders’ investment.

Change in the value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the changed policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 29% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2012. In 2008, China’s exchange regime was further changed to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. In 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. As substantially all of our costs and expenses are denominated in RMB, the revisions in exchange rate policy commenced in July 2005 have increased, and potential future revisions could further increase, our costs and expenses in U.S. dollar terms. In addition, our proceeds from overseas financings and from overseas game operations will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In October 2005, SAFE promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, SAFE has further issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect on July 1, 2011. These regulations require PRC residents to register with the local SAFE branch before directly establishing or indirectly controlling any offshore company for the purpose of overseas capital financing with assets of or equity interests in PRC companies held by them. PRC residents must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or providing guarantees. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity.

In an effort to comply with Circular 75 and related rules, we have requested that all of our and 7Road’s shareholders who are PRC residents make the necessary applications and registrations as required under Circular 75 and related rules. However, it is possible that some or all of our and 7Road’s shareholders who are PRC residents will not comply with all the other requirements of Circular 75 or related rules. In addition, Circular 19 requires compliance with certain additional registration procedures. For example, to apply for registration of a PRC resident’s investment in an offshore special purpose vehicle, the PRC resident must submit supporting documents evidencing such resident’s equity interest in the assets or equities of the PRC company. It is still uncertain how the guidance in Circular 19 will be interpreted and implemented and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by SAFE or to complete the required registration with SAFE in a timely manner, or at all. Any future failure by any of our and 7Road’s shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on the ability of AmazGame, 7Road Technology, Gamespace and ICE Information to pay dividends or make distributions to us and our ability to increase our investment in AmazGame, 7Road Technology, Gamespace and ICE Information.

SAFE rules and regulations may limit our ability to transfer funds we hold overseas to our subsidiaries and VIEs in the PRC, which may adversely affect our business expansion, and we may not be able to convert the net proceeds from our initial public offering into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used for purposes within the approved business scope. Furthermore, in November 2010 the SAFE promulgated the Circular on the Relevant Issues of Strengthening Foreign Exchange Administration, or Circular 59, which tightens the regulation of the use of net proceeds from overseas offerings and requires that the use of such net proceeds be consistent with the description in the prospectus for the offering. In addition, to strengthen Circular 142, on November 16, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Violations of Circular 142 or related regulations can result in severe penalties, such as heavy fines. Circular 142 and related regulations may significantly limit our ability to transfer funds we hold overseas to our VIEs in the PRC through our subsidiaries in the PRC, which may adversely affect our business expansion, and we may not be able to convert such funds into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee share incentives granted by overseas listed companies to PRC citizens.

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC and related implementation rules issued by the SAFE, all foreign exchange transactions involving an employee share incentive plan, share option plan or similar plan participated in by PRC citizens may be conducted only with the approval of the SAFE. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Offshore Share Incentives Rules, issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. The Offshore Share Incentives Rule also provides procedures for registration of incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising share options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside the PRC. We, and any of our PRC employees or members of our board of directors who have been granted share options, restricted share units or restricted shares, are subject to the Administration Measures on Individual Foreign Exchange Control, the related implementation rules issued by the SAFE, and the Offshore Share Incentives Rule. If we, or any of our PRC employees or members of our board of directors who receive or hold share options, restricted share units or restricted shares, fail to comply with these registration and other procedural requirements, we may be subject to fines and other legal or administrative sanctions.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business.

The Standing Committee of the National People’s Congress of the PRC enacted the Labor Contract Law, or the Labor Contract Law. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor law. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law in 2008. For example, there are regulations which require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any unused annual leave days at a rate of three times their daily salary, subject to certain exceptions.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Related to Our Class A Ordinary Shares and ADSs

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

Holders of our ADSs may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and all of our assets are located outside the United States. A substantial portion of our current operations are conducted in the PRC. In addition, all of our directors and executive officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for holders of our ADSs to effect service of process within the United States upon these persons. It may also be difficult for holders of our ADSs to enforce in Cayman Islands courts or PRC courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments.

Our operating results for a particular period could fall below our expectations or the expectations of investors or research analysts, resulting in a decrease in the price of our ADSs.

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, and the significant instability recently experienced in the worldwide economy, with growth in the United States slowing, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and such factors may be difficult to predict for any given period. Other factors also could cause significant fluctuations in our operating results, including the timing and success of our new game launches, our costs of developing and launching new games, and the level of user activity of our games in China during particular fiscal quarters. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

Recent press reports concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of the ADSs of various Chinese companies that are publicly traded in the United States to drop, and the matters highlighted in such reports may have such an effect on the price of our ADSs following this offering.

Various prominent western news outlets have reported that the MOFCOM and the CSRC, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures, such as we do, as a means of complying with Chinese laws restricting foreign ownership of certain businesses in China, including online game businesses such as ours. Some of such news reports have also sought to draw a connection between widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of many Chinese companies. It is possible that in the future there will be increased scrutiny or enhanced regulation by Chinese regulatory authorities of Chinese companies, including us, that use the VIE structure. In addition, while we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that holders or potential purchasers of our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies and cause fluctuations in the market prices of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities, which approval has not been granted for auditors such as our independent registered public accounting firm. This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause holders and potential purchasers of our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, and result in a drop in the market price of our ADSs.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, may ultimately result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the SEC’s revocation of the registration of our ADSs and Class A ordinary shares under the Exchange Act, which would cause the immediate delisting of our ADSs from the NASDAQ Global Select Market, and the effective termination of the trading market for our ADSs in the United States, which would be likely to have a significant adverse effect on the value of our ADSs and Class A ordinary shares. In addition, because the issues raised in the SEC proceedings would be likely to extend to all independent public accounting firms in the PRC that currently are authorized to practice before the SEC, it may not be possible for us to attempt to address this issue by changing our independent registered public accounting firm.

We are a “controlled company” within the meaning of the NASDAQ Listing Rules and, as a result, we rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies, and if in the future we are no longer a “controlled company,” we may invoke the “home country” exceptions under the NASDAQ Listing Rules which provide for similar exemptions for foreign private issuers such as us.

Because Sohu owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Listing Rules. We rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirements:

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

We are not required to and will not voluntarily meet these requirements. If we are no longer a “controlled company,” we may in the future invoke the “home country” exceptions available to foreign private issuers, such as us, under the NASDAQ Listing Rules which are similar to the exemptions for controlled companies. As a result of our use of the “controlled company” exemptions, and any future use by us of the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

The market price for our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the NASDAQ Global Select Market, until February 22, 2013, the trading price of our ADSs ranged from $17.00 to $52.00 per ADS, and the closing sale price on February 22, 2013 was $30.49 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

ADS holders will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of February 28, 2013, there were 405,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 657,606 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2013, there were 21,740,168 of our Class A ordinary shares and 84,290,000 of our Class B ordinary shares outstanding. As of February 28, 2013, there were 405,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 657,606 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ending November 30, 2013. Our expectation is based on our current and anticipated operations and composition of our earnings and assets (including goodwill) for the 2013 taxable year, including the current and expected valuation of our assets based on the market price of our ADSs. However, we currently hold, and expect to continue to hold following this annual report, a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. In addition, our actual PFIC status for any taxable year will not be determinable until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each regarded subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

Our MMOG business began operations as a business unit within the Sohu Group in 2003. In June 2003, the Sohu Group launched its first MMOG, KO, which was licensed from a Korean developer. KO had limited acceptance in the Chinese market, and its operation was discontinued in November 2006 when the license expired. In October 2004, the Sohu Group launched BO, its second MMOG, which was licensed from a local independent game studio. In May 2007, the Sohu Group launched TLBB, its first in-house developed MMOG.

In 2007, the Sohu Group reorganized its MMOG business. As part of the reorganization, Changyou.com Limited was incorporated in the Cayman Islands on August 6, 2007 as an indirect wholly-owned subsidiary of Sohu.com Inc., to hold the MMOG business of the Sohu Group. Subsequently,

•

Changyou.com (HK) Limited, or Changyou HK, was incorporated in Hong Kong on August 13, 2007 as a direct, wholly-owned subsidiary of Changyou. Changyou HK is the intermediate offshore holding company for our online game operations in China;

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

After the establishment of the above entities, Changyou, AmazGame and Gamease entered into various agreements with Sohu. Pursuant to these agreements, Sohu transferred to us, effective December 1, 2007, all of its assets and operations relating to its MMOG business unit, and we assumed all the liabilities associated with Sohu’s MMOG business unit.

Trading in the ADSs offered in our initial public offering commenced on the NASDAQ Global Select Market on April 2, 2009.

In October 2009 and in August 2010, we established our PRC subsidiary Gamespace and our VIE Guanyou Gamespace, respectively, to operate certain of our new games.

In May 2010, Changyou HK acquired from ICE Entertainment Limited 100% of the equity interests in ICE Entertainment (HK) Limited, or ICE HK. ICE HK holds 100% of the registered capital of ICE Information and ICE Information controls the operation and management of Shanghai ICE through contractual arrangements. In May 2010, AmazGame, through its wholly-owned subsidiary Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, acquired 50% of the equity interests in each of Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, and Shanghai Hejin Data Consulting Co., Ltd, or Shanghai Hejin, which primarily engages in the cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin and became the sole shareholder of these two companies. In April 2012, in connection with an internal reorganization, Yang Fan Jing He acquired 100% of the equity interests in Beijing Changyou Jingmao Film &Culture Communication Co., Ltd., or Beijing Jingmao, from Shanghai Jingmao.

In May 2011, we, through Gamease, our VIE, acquired 68.258% of the equity interests in Shenzhen 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that was contingent upon Shenzhen 7Road’s achievement of specified performance milestones through December 31, 2012. On and after the closing of the acquisition, Kai Cao, Shuqi Meng, Chunyan Long and Zhiyi Yang who were then shareholders of Shenzhen 7Road and are also, respectively, the existing Chief Executive Officer, the Chief Operating Officer, the Chief Technology Officer and the Vice President of 7Road, continued to hold the remaining 31.742% of the equity interests in Shenzhen 7Road. Shenzhen 7Road was incorporated in the PRC in 2008, is primarily engaged in Web game development and operates DDTank and Wartune, two of the most popular multi-player Web games in China, primarily through third-party joint operators in China and overseas. On June 26, 2012, we completed the reorganization of Shenzhen 7Road into a Cayman Islands holding company structure, or the 7Road Reorganization, as follows:

•

7Road.com Limited, or 7Road Cayman, was incorporated in the Cayman Islands on June 15, 2011. The share information of 7Road Cayman included in this annual report gives effect to a one-thousand-for-one split of 7Road Cayman’s then outstanding Class B ordinary shares, which occurred on July 3, 2012, as if it had occurred as of the date of the incorporation of Shenzhen 7Road.

•	7Road.com HK Limited, or 7Road HK, was incorporated in Hong Kong on July 6, 2011 as a wholly-owned subsidiary of 7Road Cayman.

•	7Road Technology, a wholly foreign-owned enterprise, or WFOE, was incorporated in the PRC on December 1, 2011 as a wholly owned subsidiary of 7Road HK.

•

In June 2012, our indirect wholly-owned subsidiary Changyou Webgames (HK) Limited, or Webgames HK, received 68,258,000 ordinary shares of 7Road Cayman and the four management shareholders of Shenzhen 7Road received an aggregate of 31,742,000 ordinary shares of 7Road Cayman.

•

Also in June 2012, Kai Cao surrendered 5,100,000 ordinary shares of 7Road Cayman held by him with the intention that these shares would be added to the shares reserved by 7Road Cayman for grants of equity incentive awards under the 7Road.com Limited 2012 Share Incentive Plan, or the 7Road 2012 Share Incentive Plan.

•

Upon completion of the 7Road Reorganization, we, through Webgames HK, held 71.926% of the equity interests in 7Road Cayman. Also as part of the 7Road Reorganization, 7Road Technology, Shenzhen 7Road and the shareholders of Shenzhen 7Road, which are Changyou’s VIE Gamease, Kai Cao, Shuqi Meng, Chunyan Long and Zhiyi Yang, entered into contractual arrangements, or the VIE arrangements, with respect to ownership, disposition of ownership and control of Shenzhen 7Road, and 7Road Technology’s provision of product development, technical support and marketing services to Shenzhen 7Road in return for payments from Shenzhen 7Road. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report.

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

Our principal executive offices are located at East Tower, Jing Yan Building, No. 29 Shijingshan Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6861-3000. Our registered office in the Cayman Islands is located at 4th Floor, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112 , Cayman Islands. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Business Overview

We are a leading online game developer and operator in China as measured by the popularity of our MMOG TLBB and our Web games DDTank and Wartune, which we developed in-house. We engage in the development, operation and licensing of online games, including MMOGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players, and Web games, which are played over the Internet using a Web browser. We also own and operate the 17173.com Website, one of the leading information portals for gamers in China. As of December 31, 2012, our MMOGs in China, which include TLBB, BO, BH2, DMD, DHSH, TY, ZHYX, LAW and IF, had approximately 248.1 million aggregate registered accounts. For the three months ended December 31, 2012, our MMOGs in China had approximately 1.10 million aggregate peak concurrent users, 2.20 million aggregate active paying accounts and average revenue per active paying account of RMB353. We directly operate several Web games on our own Websites and also jointly operate DDTank and Wartune, developed by 7Road, with third-party joint operators in China and overseas. For the three months ended December 31, 2012, DDTank and Wartune had approximately 55.3 million aggregate active accounts, 1.68 million aggregate active charging accounts and average revenue recognized per active charging account of RMB120.

TLBB is a popular martial arts MMORPG in China that is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Since TLBB’s launch in May 2007, we have regularly developed new content and released game updates in the form of expansion packs for the game. TLBB has won various awards in China, including 2008 “Best Self-Developed Online Games (First Place)” and 2008 and 2009 “Most Liked Online Games by Game Players (First Place)” awards at the China Digital Entertainment Expo and Conference, or ChinaJoy. Its expansion packs, TLBB2 and TLBB3, won the 2010 “Most Liked Online Games by Game Players” award and the 2011 “Best Self-Developed Online Games” award, respectively, at ChinaJoy. TLBB was chosen as one of the 2012 “Top 10 Most Liked Online Games by Game Players” at ChinaJoy. TLBB is currently licensed to third-party operators in Vietnam, Taiwan, Hong Kong, Malaysia and Thailand. We also operate a modified version of TLBB in the U.S. and certain European countries.

DDTank is a popular 2D multi-player, combat and role-playing Web game in China. Game players control avatars to compete with other game players. Avatars can earn or buy various weapons, potions, magic rings, rockets and other items to increase competitiveness and enhance the game experience. Since DDTank’s launch in March 2009, we have regularly released updates and more significant enhancements for the game. DDTank has won numerous game awards, including the “Baidu Outstanding Web Game” award in 2010 and 2012 and “One of the Top Ten Favorite Web Games” by GAPP in 2010 and 2011. DDTank was also the most searched-for Web game on Baidu.com for the 12 months ended June 30, 2012, according to Baidu. We also jointly operate DDTank with third-party operators overseas. DDTank has been launched in 19 different language versions.

Wartune is a popular 2.5D role-playing and quasi real-time strategy Web game launched in December 2011 in China. Wartune is set in a mythical western universe where players build their own kingdoms in a virtual world where they must fight against a demonic race by developing their own villages and armies. Before its launch, Wartune was among the games given a 2012 “Most Anticipated Web Games” award by the Internet Society of China. After its launch, Wartune won the “Baidu Outstanding Web Game” award in 2012. We currently operate Wartune in Brazil, Canada, Germany, Hong Kong, Macau, Malaysia, South Korea, Taiwan, Thailand, Turkey, the United States, and Vietnam, and in nine different language versions.

We have several MMOGs, Web games and mobile games in our pipeline with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline, include, among others, MMOG Dou Po Cang Qiong, which we are developing in-house, and MMOG Grand Chase, which we licensed from a third party.

We also own and operate the 17173.com Website, a leading game information portal in China that provides news, electronic forums and other information services on online games to game players. The 17173.com Website was launched in 2000 as the first online game information portal in China, and is a leading online destination for game players seeking information on games and feedback from other players on the site’s message boards. With over 750 game zones and tens of millions of registered users supported by alliances with many thousands of Internet cafes, the 17173.com Website is one of the largest game information and community Websites in China and is widely recognized as a market leader among game Websites in China, with strong expertise in running the Website, building a game community and developing relationships with advertisers in the online game industry. As a result, the 17173.com Website is the marketing platform of choice for many online games, including our own. In addition, experienced game editors of the Website review and critique our games prior to launch, and we use the feedback received to improve the game quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website. The 17173.com Website has won “Best Game Media” award for nine consecutive years from 2004 to 2012 at the Annual Game Industry Awards Gala.

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

Our revenues grew from $354.1 million for the year ended December 31, 2010 to $484.6 million for the year ended December 31, 2011, and to $623.4 million for the year ended December 31, 2012, and our net income attributable to Changyou.com Limited grew from $194.7 million for the year ended December 31, 2010 to $245.5 million for the year ended December 31, 2011, and to $282.4 million for the year ended December 31, 2012.

Our Games

We design, develop and operate online games, including MMOGs and Web games. All of our games are operated under the item-based revenue model, where game players can play our games for free, but can also purchase virtual items to enhance their game-playing experience. Our games vary in theme and span a number of genres, and attract a diverse community of game players. Our games also connect players with each other and with their friends who share a common interest in playing our games.

Our Existing Games

We currently operate 11 MMOGs and three Web games. Key games that are currently in operation include TLBB, DDTank, Wartune, the Blade Online series, which consists of BO and BH2, DMD, DHSH and Haishen. Descriptions of our existing games are provided below:

Tian Long Ba Bu (TLBB)

Genre: 3D martial arts role-playing

Game Type: MMOG

Launched: May 2007

TLBB is an in-house developed 3D martial arts MMORPG adapted from the popular Chinese novel, “Tian Long Ba Bu,” which means “Novel of Eight Demigods.” The missions and activities of the game generally follow the storyline of the novel, which we have adapted to add new features and characters. TLBB features a combination of martial arts-style-fighting and community-building among its game players, which we believe holds strong appeal for game players. Players can choose from ten classes, several occupations and over 100 skills to build up their in-game characters and train their characters by participating in missions, duels, team fights, and large-scale cross-server group battles.

We typically release updates for TLBB once or twice a week and more significant enhancements in the form of expansion packs every few months. We have developed 24 expansion packs since its launch, including three major expansion packs “TLBB2,” “TLBB3” and “Shen Bing Hai Yu” that were released in April 2010, October 2011 and October 2012, respectively. TLBB2 and TLBB3 were named as one of the 2010 “Most Liked Online Games by Game Players” and one of the 2011 “Best Self-Developed Online Games,” respectively, at ChinaJoy. Most recently, the game was named as one of the 2012 “Most Liked Online Games by Game Players” at ChinaJoy.

DDTank

Genre: 2D Multi-player, combat and role-playing

Game Type: Web game

Launched: March 2009

DDTank is a 2D multi-player, combat and role-playing Web game developed by 7Road. Players use keyboards to control avatars to compete with other game players. Avatars can earn or buy various weapons, potions, magic rings, rockets and other items to increase competitiveness and enhance the game experience. Players have many options to customize their avatars. The game features stunning scenery and battle scenes, vivid special effects and thousands of costumes and accessories. Players socialize with friends and others through battles, exchanging strategy advice, sending virtual gifts, chatting and even getting married or divorced.

DDTank has been launched in 19 different language versions (English, Spanish, French, Italian, Vietnamese, Japanese, Russian, Korean, Arabic, Thai, Malay, Indonesian, German, Portuguese, Turkish, Polish, Dutch, Traditional Chinese and Simplified Chinese).

DDTank has won numerous game awards, including the “Baidu Outstanding Web Game” award in 2010 and 2012 and “One of the Top Ten Favorite Web Games” by GAPP in 2010 and 2011. DDTank was also the most searched-for Web game on Baidu.com for the 12 months ended June 30, 2012, according to Baidu.

We launched DDTank II in June 2012. DDTank II introduced new features, including pet animals to help game players complete challenges and win shooting competitions. Players can enhance their pets’ powers by visiting a virtual farm and plowing, planting and harvesting crops to feed their pets. DDTank II also adds more in-game challenges and promotional activities to give players more opportunities to buy or earn game coins. DDTank II is the second generation of DDTank and will eventually replace DDTank.

Wartune (also known as Shen Qu)

Genre: Role-Playing and Virtual World

Game Type: Web game

Launched: December 2011

Wartune is a 2.5D quasi real-time strategy Web game set in a mythical western universe developed by 7Road. Wartune features an engaging storyline, a touch of fantasy, and memorable characters. Players build their own kingdoms in a virtual world where they must fight against a demonic race by developing their own villages and armies. The unique feature differentiating Wartune from traditional turn-based strategy games is that our game play is in quasi real-time. Players play simultaneously, making combat smoother, eliminating delays and increasing game play excitement as situations develop real-time on the battlefield.

In addition to mainland China, we jointly operate Wartune in Brazil, Canada, Germany, Hong Kong, Macau, Malaysia, South Korea, Taiwan, Thailand, Turkey, the United States, and Vietnam, and in nine different language versions (English, German, Korean, Portuguese, Thai, Turkish, Vietnamese, Traditional Chinese and Simplified Chinese).

Before its launch in December 2011, Wartune was among the games given a 2012 “Most Anticipated Web Games” award by the Internet Society of China. After its launch, Wartune won the “Baidu Outstanding Web Game” award in 2012. After its launch, Wartune won the “Baidu Outstanding Web Game” award in 2012.

Blade Online series

Genre: 2.5D martial-arts style fighting role-playing

Game Type: MMOG

Launched: Blade Online (BO) in October 2004; Blade Hero II (BH2) in September 2009

The Blade Online series consists of two 2.5D martial-arts style fighting MMORPGs, Blade Online, or BO, which we licensed from a third party, and Blade Hero 2, or BH2, which is a sequel of Blade Online. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth. In BO, game players can set their own rules for in-game fighting and take on various roles in the game, including a human, an evil spirit or an immortal. Each role has different skill sets that can be learned and improved by completing different tasks. BH2 incorporates popular features of BO as well as new features such as new maps, new characters, new fighting techniques and additional team-combat functions to give players a more intense and realistic fighting experience. The game also includes upgrades to some of the community features found in BO, such as an auto-navigation system, an improved mission tracking system and enhanced visual effects.

Duke of Mount Deer (DMD)

Genre: 3D cartoon-style martial arts role-playing

Game Type: MMOG

Launched: July 2011

DMD is an in-house developed 3D martial arts MMORPG based on Louis Cha’s final novel “Duke of Mount Deer.” The game recreates Louis Cha’s final martial arts world with fresh and stunning cartoon-style graphics, supported by a proprietary 3D animation engine. The game is defined by an open story line populated with classic heroes. DMD combines four different types of combat: Magic, Taoism, Martial arts and Firearms. Each character can choose up to three different job classes and command up to five different kinds of pets at the same time, allowing a single player to set up an exclusive adventure group. Using a proprietary server technology that allows connected gameplay across different servers, gamers can enter parallel worlds to experience new adventures with friends. In addition, users on two different servers can form alliances against competing teams on other servers, allowing large communities of players to meet, network and compete with each other online. DMD won the 2011 “Best 3D Online Game” award at ChinaJoy.

Da Hua Shui Hu (DHSH)

Genre: 2D Q-style turn-based role-playing

Game Type: MMOG

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

Haishen

Genre: 2D role-playing and strategy

Game Type: Web game

Launched: January 2013

Haishen is a 2D role-playing and strategy Web game set against a backdrop of a medieval virtual world. Players explore mythical cities by sailboat, while engaging in treasure hunting adventures and forming partnerships with other players to amass land, wealth and power.

Haishen was launched in January 2013. Before its launch, Haishen was among the games given a 2013 “Top Ten Most Anticipated Web Games” award by the Publishers Association of China.

Our Game Pipeline

We have in the pipeline several MMOGs, Web games and mobile games of different graphic styles, genres and features. Games in the pipeline include, among others, the MMOG Dou Po Cang Qiong, which we are developing in-house, and the MMOG Grand Chase, which we licensed from a third party. We intend to operate all of these games under the item-based revenue model.

Dou Po Cang Qiong

Genre: 2.5D fantasy martial arts role-playing

Game Type: MMOG

Expected Launch Date: 2013

Dou Po Cang Qiong is a 2.5D fantasy martial arts MMORPG that is adapted from a popular Chinese online literary work of the same name. Players can explore the fantasy world and relive the scenes described in the novel with their friends. Players can also upgrade their martial arts skills and form teams to compete with other players to determine their standing in the martial arts world.

Grand Chase

Genre: side-scrolling fantasy action and role-playing

Game Type: MMOG

Expected Launch Date: 2013

Grand Chase is a side-scrolling fantasy action MMORPG that is licensed from a Korean game studio. The game features Japanese manga-style graphics. Players can choose their favorite characters, create teams and fight in various game modes with up to six players.

Virtual Items Revenue Model

All of our games are operated under the item-based revenue model, where game players play our games for free but can purchase virtual items. Through virtual items, players are able to enhance or personalize their game environments or game characters, accelerate their progress in our games and share and trade with friends. We generate revenue through the sale and consumption of such virtual items. The major categories of virtual items we sell to generate revenues are gems, pets, fashion items, weapons, magic medicine, riding animals, hierograms, materials, skill books and fireworks. We determine the price of virtual items based on the demand or expected demand for such virtual items. We may change the pricing of certain virtual items based on their consumption patterns.

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

Game Development and Enhancement

As of December 31, 2012, we had 1,734 product development personnel, which include a core product development team that is responsible for developing new online games, including MMOGs and Web games, and a dedicated product development team that is responsible for developing game enhancements and expansion packs for each of our games in operation. We believe that such enhancements improve our games’ appeal and extend our games’ lifespan. We intend to expand our product offerings by continuing to develop additional online games in-house and continuing to license online games from third parties.

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

We typically release game updates for our games once or twice a week and more significant enhancements in the form of expansion packs every few months or as regularly as necessary based on game players’ feedback, market demand and other factors. Our expansion packs typically include features such as new territories, themes, tasks, characters, virtual items and other enhanced features. After testing, the game updates and expansion packs are typically distributed electronically through a game Website hosted by us or by third parties. We have found that expansion packs effectively increase game players’ interest in the game and enhance the game-playing experience by keeping the game-playing experience fresh even for long-time game players. We believe that the expansion packs help us to maintain game player loyalty, and in turn extend the lifespans of our games.

Access to our Games

Our game players typically access our games on personal computers connected to the Internet or at Internet cafés. In order to access our MMOGs, our game access software must be installed in the computer being used. Game players using personal computers and Internet café operators can typically download our game access software, interim updates and expansion packs directly from our official game Website. Game players can access our Web games on their browser using popular third-party plug-ins.

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

Marketing

For games that we operate directly, we have a three-pronged marketing and promotion strategy, which includes online advertising, off-line promotions and traditional media. We use different methods to target different demographic groups of game players.

With respect to online advertising, we are able to leverage our game information portal, the 17173.com Website, and game clients to promote our games. In addition, we are able to leverage our affiliation with Sohu, and aggregate Sohu’s large user base to our games by advertising on Sohu’s various Websites, which typically provide a direct link to our games. We also advertise on a variety of Websites, including on Internet café homepages and game portals. In addition, we use in-game promotional events 24 hours a day, seven days a week. We also create events to rally current and new game players through event-related features, such as offering special holiday edition virtual items to enhance game player participation at holiday time.

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

For games that we license to or jointly operate with third-party operators, we rely on the third-party operator to promote our games.

Customer Service

For games that we operate directly and games that we jointly operate, we provide high-quality customer service and are responsive to our game players’ needs. Our game players can seek our customer service support via phone or submit their feedback online 24 hours a day, seven days a week. In addition, we have a physical service center in Beijing, which is open to walk-in game players during normal business hours. We currently have around 300 dedicated customer service representatives, many of whom are online game enthusiasts with a deep understanding of game players. We have dedicated supervisors to monitor our service quality.

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

Under the existing licensing agreements with Tian Can Tu Dou, the author of the novel “Dong Po Cang Qiong,” we have the exclusive right in China to adapt this novel into MMO games and to operate such games, including the right to use the title of the novel and the names of the characters.

Licensing of Our MMOGs

We license the rights to operate TLBB, DMD and Tao Yuan in overseas markets. We currently license TLBB to third-party operators in Taiwan, Hong Kong, Vietnam, Malaysia, and Thailand, and DMD to third-party operators in Taiwan. Under our licensing arrangements with the overseas operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license. The licenses are typically for a term of one to three years. We provide updates and expansion packs to the licensed game, typically after we launch such updates and expansion packs in China. The licensees are responsible for all other operating services and costs, including costs related to customer service and leasing and maintenance of servers.

Joint Operation of Web Games developed by 7Road

7Road jointly operates the Web games DDTank and Wartune, which were developed by 7Road, with third-party joint operators through third-party platforms, which offer the games to users in China and overseas markets. 7Road’s domestic and overseas revenues from joint operations consist of ongoing revenue-sharing payments and, under certain joint operation arrangements, a license fee. Certain of the joint operators pay 7Road a license fee for the exclusive right to operate the games in specified geographic areas, upon achievement of certain performance milestones from their operation of the games, or to be among a selected few who will have the initial right to jointly operate the new games in China during a specified period after their launch ahead of other joint operators. The ongoing revenue-sharing payments are generally determined based on the amounts charged to game players’ accounts. 7Road typically receives ongoing revenue-sharing payments on a monthly basis. The joint operation agreements for the games in China are typically for a term of one year and the overseas joint operation agreements are typically for a term of one to three years.

Service Offerings to Online Advertisers

We offer various products and services (such as game news, game tutorials, discussion forums and other services) to game players in China, and provide advertising services to advertisers on the 17173.com Website. The 17173.com Website enjoys a strong competitive position as one of the leading game informational portals in China. Our offerings enable advertisers to post their advertisements in different forms, including text, rich media and video advertisements. Our online advertising products include, among other things, banners, links, logos, buttons and stream advertisements placed on our Websites and sponsorships that typically focus on a particular event or a particular Website area. We charge most advertisers on a time basis with fixed fees. We also adopted the Cost Per Impressions pricing model to cater to different advertisers, and particularly small-sized advertisers. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within the 17173.com Website. Discounts from standard rates are typically provided for higher volume, longer-term advertising contracts, and may be provided for promotional purposes.

We mainly rely on advertising agents for the selling of advertisements on 17173.com Website. During the year ended December 31, 2012, there were approximately 159 companies advertising on the 17173.com Website. Our end customers include leading online game companies in China, as well as independent game studios.

Other Service Offerings

We sell pre-film cinema advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre, to advertisers. Most of the advertisements are in the form of video advertisements. We sign contracts with individual cinema theatres and film production companies for the rights to sell their pre-film cinema advertising slots. These contracts are for an average period of two years. As of December 31, 2012, we had the right to sell pre-film cinema advertising slots at over 270 cinema theatres in China.

We charge most advertisers on a per-advertising slot basis or on a pre-determined period basis with fixed fees. Our standard prices for advertising slots vary depending on the location of the cinema theatre. Discounts from standard rates are typically provided for longer-term advertising contracts, and may be provided for promotional purposes.

Intellectual Property and Proprietary Rights

We regard our intellectual property and proprietary rights as critical to our success. We rely on trademark and copyright law and trade secret protection, and intend to rely on PRC patent law if our currently pending PRC patent applications are approved, to protect our intellectual property rights. We enter into non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us. In addition, we fragment our source codes so that no one employee, other than the Chief Operating Officer, has access to our entire source codes for a game. Product development personnel are only given access to the specific portions of the source codes that they need to work with at a particular time. In addition, all of the computers used by our game development personnel are closed circuit and do not have access to the Internet, so that we can protect our source codes and other proprietary information from being emailed out of our closed circuit system and misappropriated. However, we cannot guarantee that our measures to protect our intellectual property are sufficient. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We are the registered owner of 121 software copyrights and 261 fine arts work copyrights in China, each of which we have registered with the National Copyright Administration of the PRC or Guangdong Copyright Administration. 7Road has registered with the NTSC UniTrust Time Stamp Authority in China the ownership rights to 442 fine arts work copyrights.

We are the registered owner of 226 domain names that we use in connection with the operation of our business, including our official Changyou Website, changyou.com and 17173.com. We also license the right to use certain of Sohu’s domain names, which we will continue until Changyou develops independent brand recognition, at which time we plan to phase out our use and licenses of certain of Sohu’s domain names.

We are the registered owner of 313 registered trademarks and have applied for the registration of another 672 trademarks in the PRC, including those related to our company name, our MMOGs and our Web, social and mobile games. We are the registered owner of 75 registered trademarks and have also applied for 94 trademarks in countries and regions such as Taiwan, the United States, Europe, Malaysia, Turkey and Vietnam relating to our company name, our MMOGs and our Web, social and mobile games. We have registered four trademarks in Taiwan and six trademarks in the European Union relating to TLBB, two trademarks in Taiwan and three in Japan relating to DMD, and 22 trademarks in the European Union, Germany, Hong Kong, Italy, Japan, Macau, and certain other countries and regions relating to 7Road’s name and games. However, we cannot assure you that we will be able to obtain the trademarks we have applied for. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We have 11 patent applications pending in the PRC which are related to the design of our games and technology intended to enhance the functionality of our games, but these patent applications may not be approved. See “Risk Factors” for discussions of various risks relating to intellectual property.

Technology Infrastructure

We have built a reliable and secure network infrastructure to fully support our operations. As of December 31, 2012, we maintained approximately 8,270 servers related to our MMOGs, located in Internet data centers in nine major cities in China, with the capacity to accommodate up to 4.7 million concurrent game players, and a sufficient amount of connectivity bandwidth to maintain such service. In order to enhance our game players’ experience and minimize the impact of cross-region connections, we have located our game servers in a number of regions throughout China, enabling our game players to play our games by connecting to the nearest servers located in their region without needing to exchange data across the national backbone network. As of December 31, 2012, 7Road owned approximately 1,768 and rented approximately 426 servers related to its Web, social and mobile games, located in Internet data centers in Guangdong. As of December 31, 2012, we maintained approximately 372 servers in China for the 17173 Business.

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

Competition

We compete principally with the following three groups of competitors in China:

•

online game developers and operators in China, including Tencent Holdings Limited, NetEase.com, Inc., Shanda Games Limited, Perfect World Co., Ltd., Giant Interactive Group Inc., NetDragon Websoft Inc., Kingsoft Corporation Limited, Shenzhen ZQGame Co., Limited and Taomee Holdings Limited;

•	other private companies in China devoted to game development or operation, many of which are backed by venture capital; and

•	international competitors.

Our MMOGs currently compete with, among others, the following MMOGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Asktao, developed and operated by Beijing Guangyu Huaxia Technology Limited;

•	Dungeon and Fighter, Cross Fire and League of Legends developed and operated by Tencent Holdings Limited;

•	Dragon Nest, developed by Eyedentity Games and operated by Shanda Games Limited;

•	Eudemons Online, developed and operated by NetDragon Websoft Inc.; and

•	Zhu Xian and Battle of the Immortals, developed and operated by Perfect World Co., Ltd.

Our Web games currently compete with, among others, the following Web games in China:

•	Arrogant Sword, developed by Gamewave Group Limited;

•	Dynasty Saga, developed by Shanghai Game Reign Network Technology Co., Limited;

•	Dream Immortality, developed by Guangzhou Feiyin Information Technology Limited;

•	Shen Xian Dao, developed by Xiamen Guanghuan Information Technology Limited;

•	Qi Xiong Zheng Ba, developed by Beijing Youxigu Information Technology Limited.

Our game information portal operated through the 17173.com Website currently competes with, among others, the following game information portals in China:

•	Duowan.com, operated by YY Inc.; and

•	game.qq.com, operated by Tencent Holdings Limited.

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

Facilities

Our principal offices are located in several office buildings in Beijing, Shanghai, Shenzhen, and Fuzhou in China, which comprise an aggregate of approximately 47,429 square meters, including 32,388 square meters of leased properties. Our leases for those leased properties expire between June 2013 and June 2014. We also occupy 3,330 square meters under leases in other countries.

In August 2010, we entered into agreements with a property developer for the purchase of an office building to be built in Beijing at a price of approximately $158.5 million. The office building is to serve as our headquarters and has an area of approximately 56,549 square meters. In accordance with the agreement, the property developer began construction in the first half of 2011, and is expected to complete construction and deliver the building to us in the first half of 2013. We had paid $126.0 million to the property developer as of December 31, 2012 and paid an additional $15.8 million in February 2013. The remaining purchase price of approximately $16.7 million is expected to be paid in the first half of 2013 when the building is delivered to and accepted by us.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

PRC Regulation

The following description of PRC regulation is based upon the opinion of Haiwen & Partners, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Risk Factors.”

Regulatory Authorities

PRC law, including regulations and interpretations issued by various PRC governmental authorities, covers extensively areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, that affect our business. PRC governmental authorities which have issued such regulations and interpretations include:

•	the General Administration of Press and Publication, or the GAPP;

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT;

•	the Ministry of Commerce, or the MOFCOM;

•	the Ministry of Public Security, or MPS;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration for Industry and Commerce, or SAIC;

•	the State Administration for Radio, Film and Television, or SARFT;

•	the State Council Information Office, or SCIO.

Regulation of Telecommunication Services

Regulation of Value-Added Telecommunication Services in General

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented in September 2000, are the primary PRC regulation governing telecommunications, and set forth the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations include a requirement that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The Catalog of Telecommunications Business, or the Catalog, was originally issued as an attachment to the Telecom Regulations and updated in 2001 and 2003. The Catalog as updated categorized online data and transaction processing, domestic Internet virtual private networks, Internet data centers, and Internet access search as value-added telecommunications services. Key aspects of our business fall within the definition of value-added telecommunications services under the Telecom Regulations and the Catalog.

The MIIT promulgated the Administration Measures for Telecommunications Business Operation, or the Telecom License Measures, in April 2009. The Telecom License Measures include requirements and procedures for obtaining licenses for value-added telecommunications services and provide for a distinction between such a license granted solely for operations within a particular province and such a license granted for “trans-regional” (or multiple-province) activities. Operations under a value-added telecommunications services license must be conducted in accordance with the specific terms of the license. In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, providers of Internet content services, or ICPs, must obtain a value-added telecommunications license, or ICP license, from governmental authorities before engaging in any commercial ICP operations within the PRC. Each of Gamease, Shanghai ICE, Guanyou Gamespace and Shenzhen 7Road has obtained an ICP license.

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. In July 2010, these approval requirements with respect to the operation of BBS services were terminated by a decision issued by the State Council of the PRC, but in practice certain local authorities still require operating companies to obtain approvals for the operation of BBS services. The ICP licenses held by Gamease and Guanyou Gamespace include such specific approval of the BBS services that they provide. However, although Shenzhen 7Road and Shanghai ICE provide BBS services, their ICP licenses do not specifically permit the operation of BBS services. It is unclear whether Shenzhen 7Road’s and Shanghai ICE’s provision of BBS services is in violation of applicable regulations. In order to avoid the possibility of being challenged by the relevant local authorities for the absence of BBS service approval, Shenzhen 7Road and Shanghai ICE have applied to the Guangdong Communications Administration and the Shanghai Communications Administration, respectively, for amendments of their ICP licenses to permit or continue to permit the operation of BBS services. As of the date of this annual report, Shenzhen 7 Road has not received any feedback from the Guangdong Communications Administration, and Shanghai ICE has been orally informed by a relevant official of the Shanghai Communications Administration that the Shanghai Communications Administration has suspended the granting of new permits for BBS services and that Shanghai ICE’s BBS services do not need to be specified in its ICP license. If relevant PRC authorities were to determine that Shenzhen 7Road’s or Shanghai ICE’s BBS services are in violation of the BBS Measures due to the absence of such specific approval, Shenzhen 7Road or Shanghai ICE may be subject to fines up to five times the income it generated from such services and other penalties, including the shutdown of its Websites.

Restrictions on Foreign Ownership of Value-Added Telecommunication Services

Various PRC regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including operating online games and providing Internet information services. Foreign direct investment in telecommunication companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, issued by the PRC State Council, which became effective in January 2002 and were amended in September 2008. The FITE Regulations stipulate that telecommunications enterprises in the PRC with foreign investors, or FITEs, must be established as Sino-foreign equity joint ventures. Under the FITE Regulations and in accordance with WTO-related agreements, FITEs may provide value-added telecommunications services, but the foreign party to a FITE engaging in such services may hold no more than 50% of the equity of the FITE. The FITE Regulations do not impose geographical restrictions on the operations of a FITE. The PRC government has not made any commitment to liberalize its regulation of the operations of FITEs’ providing value-added telecommunications services.

For a FITE to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, FITEs that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

In July 2006, the MIIT released a Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for telecommunications business license applicable to its business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet content services, or an ICP license, as a type of value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Our VIEs, rather than our subsidiaries hold ICP licenses, own our domain names, and hold or have applied for registration in the PRC of trademarks related to our games and the 17173 Business and own and maintain facilities that we believe are appropriate for our business operations.

In view of the restrictions on foreign direct investment in the telecommunications sector, we established or acquired our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE to engage in value-added telecommunications services. For a detailed discussion of our VIEs, please refer to “Organizational Structure” in Item 4. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign ownership of value-added telecommunications services. See “Risk Factors—Risks Related to Our Corporate Structure and PRC Laws and Regulations—If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in the online game industry and the online advertisement industry, we could face severe penalties.”

On October 1, 2004, the Administrative Rules on the Filing of Commercial Websites, or the Websites Rules, were promulgated by the Beijing Administration of Industry and Commerce, or the Beijing AIC, to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial website Filings for the Record promulgated by the Beijing AIC on September 1, 2000. The Websites Rules state that operators of Websites must comply with the following requirements:

•	file with the Beijing AIC and obtain electronic registration marks for the Websites;

•	place the registration marks on the Websites’ homepages; and

•	register the Website names with the Beijing AIC.

We have registered our Website www.changyou.com and www.cy.com with the Beijing AIC and an electronic registration mark for the Website is prominently placed on the homepage of the Website.

Online Games and Cultural Products

In September 2009, the General Administration of Press and Publication, or the GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Online Game Notice. The GAPP Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If our VIE structure were deemed under the GAPP Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our VIE structure might be challenged by the GAPP. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those we use having been challenged by the GAPP as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the GAPP Online Game Notice first became effective, but it is unclear whether and how the GAPP Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, GAPP issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the GAPP, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the GAPP. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the GAPP before publishing foreign electronic publications. The Tentative Measures for Internet Publication Administration, or the Internet Publication Measures, which were jointly promulgated by the GAPP and the MIIT and became effective in 2002, impose a license requirement for any company that intends to engage in Internet publishing, which is defined as any act by an ICP to select, edit and process content or programs and to make such content or programs publicly available on the Internet. As the provision of online games and Web games is deemed to be an Internet publication activity, an online game or Web game operator must obtain an Internet publishing license and a publishing number for each of its games in operation in order to directly make those games publicly available in the PRC. Although the Internet Publication Measures do not specifically authorize such a practice, an online game or Web game operator is generally able to publish its games and obtain publishing numbers for those games through third-party licensed electronic publishing entities and register the games with the GAPP as electronic publications.

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed MMOGs, Shenzhen 7Road, which is the operator of DDTank, Wartune and certain other games developed by 7Road, and Guanyou Gamespace, which is the operator of DMD, obtained Internet publishing licenses on December 10, 2010, September 2, 2011, and October 13, 2011, respectively. Shanghai ICE, which is the operator of SJQY, is in the process of applying for an Internet publishing license. TLBB, BO, BH2, DDTank, Wartune, SJQY and some of our other games were historically published through third parties that were licensed electronic publishing entities, because Gamease, Shenzhen 7Road and Shanghai ICE had not obtained Internet publishing licenses at the time those online games were made publicly available. Although TLBB, BO and BH2 and certain of our other existing games are currently published under an Internet publishing license held by Gamease and Shenzhen 7Road currently publishes Haishen and certain other games developed by 7Road under publishing numbers obtained through Shenzhen 7Road’s Internet publishing license, Shanghai ICE continues to publish SJQY and Shenzhen 7Road continues to publish DDTank, Wartune and certain other games developed by 7Road with publishing numbers obtained through third-party licensed electronic publishing entities, Shenzhen 7Road intends to publish certain of its pipeline and future games with publishing numbers obtained through third parties. Current PRC regulations are not clear as to the consequence of obtaining publishing numbers through third-party electronic publishing entities. While we believe that arrangements like ours are acknowledged by the GAPP, in view of the lack of formal interpretation regarding this issue, the GAPP might challenge our current and past practices and could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

The MOC issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. In January 2008, Gamease obtained an Online Culture Operating Permit; in June 2010, Shenzhen 7Road obtained an Online Culture Operating Permit; Guanyou Gamespace obtained an Online Culture Operating Permit in June 2011; and Shanghai ICE obtained an Online Culture Operating Permit in December 2010.

The Interim Measures for the Administration of Online Games, or the Online Game Measures, issued by the MOC, which took effect on August 1, 2010, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures (i) requires online game operators to protect the interests of online game users and specify certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games and (iv) requests online game operators to promote real-name registration by their game users. We filed our games TLBB, DDTank, Wartune, BO, BH2, DMD, DHSH and certain of our other existing games with the MOC and are in the process of preparing such filings for our recently launched games, such as Haishen. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any required new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the GAPP Imported Online Game Notice, which was issued by the GAPP and took effect in July 2009, states that the GAPP is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the GAPP and receive from the GAPP an Internet publishing license. Our VIEs Gamease, Shenzhen 7Road and Guanyou Gamespace have obtained Internet publishing licenses from the GAPP. In addition, the GAPP Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of offshore online games in China also must be examined and approved by the GAPP.

The Notice Regarding Improving and Strengthening the Administration of Online Game Content, or the Online Game Content Notice, issued by the MOC in November 2009, calls for online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player kill” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among game players, and (iv) improving their compliance with legal requirements for the registration of minors and game time-limits.

The Interim Measures for the Administration of Online Commodities Trading and Relevant Services, or the Online Commodities Trading Measures, issued by the SAIC, which took effect on July 1, 2010, regulate online commodity trading and online service activities. The Online Commodities Trading Measures require that online service providers ensure that information which they release online is accurate and complete and comply with all applicable laws with respect to the protection of intellectual property rights of others and the prevention of unfair competition. If we fail to comply with all requirements of such regulations, the local branch of the SAIC may suggest that the relevant local telecommunication authorities shut down our Websites.

Online Audiovisual Transmission

SARFT issued the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks, which were effective in October, 2004. Under these measures, Websites engaging in the business of network audiovisual program dissemination are required to obtain a Permit for the Network Transmission of Audiovisual Programs from SARFT.

SARFT and MIIT jointly issued the Rules for the Administration of Internet Audiovisual Program Services, or Document 56, which went into effect in January 2008. Under Document 56, all online audio and video service providers must be either state-owned or state-controlled. However, at a press conference held on February 3, 2008, SARFT and MIIT clarified that online audio-visual service providers that had been lawfully conducting the business prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after the issuance of Document 56.

Advertisings Services

Under the Administrative Regulations for Advertising Licenses and the Implementation Rules for the Administrative Regulations for Advertising, issued by the State AIC and effective in January, 2005, broadcast stations, television stations, newspapers and magazines, non-corporate entities and other specified entities are required to obtain a license that is specifically for their advertising services. Other enterprises are only required to include advertising services within their overall business licenses. Both of Guanyou Gamespace, which is the operator of our online advertisement business, and Shanghai Jingmao, which primarily engages in the cinema advertising business, have included advertising services in their respective business licenses.

Registration of Software Products

The Measures Concerning Software Products Administration, or the Software Measures, issued by the MIIT, which became effective in April 2009 and replaced measures which had been in effect since 2000, permit software developers and producers to sell or license their software products independently or through agents, and software products developed in the PRC can be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products are granted registration certificates which are valid for five years and may be renewed upon expiration. Under policies promulgated by the State Council, software products developed in the PRC which satisfy the requirements of the Software Measures and have been registered and filed in accordance with the Software Measures may enjoy certain types of preferential treatment. State Council policies provide that the MIIT and other relevant departments may supervise and inspect the development, production, sale, import and export of software products in the PRC. We have registered software copyrights covering all of our significant copyrightable products and enhancements.

Import and Export of Software Technology

China imposes controls on the import and export of technology and software products. Under the Regulations on Administration of Import and Export of Technologies promulgated by the State Council, the term “technology import and export” is defined to include, among other things, the transfer or licensing of patents and know-how, and the provision of services related to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with the relevant PRC governmental authorities. Under the Software Export Management and Statistics Measures promulgated in October 2001, if a company is classified as a software enterprise and has a minimum of RMB1 million in registered capital, it may engage in an export business after being registered with the relevant PRC governmental authorities. All contracts which relate to the export of software products, transfer of technology and provision of related services must be filed with the relevant PRC governmental authorities. The Measures for the Administration of Registration of Technology Import and Export Contracts, issued by the MOFCOM in February 2009, specify registration requirements related to the import and export of technology.

We have entered into license agreements with third parties outside of China to license our games, which may be deemed to constitute the export of technology under the regulations. As a result, such licenses are required to be registered with applicable PRC governmental authorities. Although there are no explicit penalties set forth in these regulations for lack of such registration, failure to register an agreement where such registration is required may result in restrictions concerning foreign exchange, banking and taxation matters relating to such agreements. We have not registered all of the game license agreements under which we authorize overseas third-party online game operators to operate our online games, and so far we have not encountered any problems with respect to foreign exchange, banking and taxation matters relating to our license agreements, nor have we received any notice from any governmental authority requiring us to complete the registration of our game license agreements.

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

In addition, the PRC governmental authorities have issued several regulations requiring the installation of software to filter out unhealthy and vulgar content from the Internet. In April 2009, the Ministry of Education, the MIIT and other ministries and agencies issued a notice requiring that, by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools be able to include and operate Green Dam-Youth Escort, which is a software aimed at filtering out unhealthy and vulgar content in text and graphics from the Internet and which, according to the official Website of the software, may be used to control time spent on the Internet, prohibit access to computer games, and filter out unhealthy Websites. The MIIT further expanded the scope of required use of this filter software by issuing a notice in May 2009 requiring that, effective as of July 1, 2009, all computers manufactured and sold in China have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factory and that all imported computers have the latest available version of Green Dam-Youth Escort preinstalled before being sold in China. Green-Dam Youth Escort is to be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and is also to be included in the backup partition and system restore CD. However, in June 2009, the MIIT announced that it was postponing the implementation of this requirement regarding pre-installation of Green Dam-Youth Escort.

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The Standing Committee of National People’s Congress enacted the Decision on Internet Security Protection in 2000, and amended it in August, 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

In 2004, the MOC issued a Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MOC. We have submitted the relevant filing documents to the MOC for the filing of all our games in operation.

In 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game emphasizing the PRC government’s intent to foster and control the development of the online game industry in China and providing that the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

In April, 2009, the MOC issued a Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Game, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC.

Internet Café Regulation

Internet cafés are required to obtain an Online Culture Operating Permit from the MOC and file the permit with the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, ages of customers and hours of operation. In 2004, the MOC, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension was generally lifted in 2005, local authorities have the authority in their discretion to control the number of new licenses and determine the recipients of new licenses. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arson or other incidents in or related to Internet cafés. On February 15, 2007, the MOC and other relevant government authorities jointly issued a Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which suspended nationwide approval for the establishment of new Internet cafés in 2007 and imposed tougher penalties for Internet cafés admitting minors. In 2008, 2009 and 2010, the MOC, the SAIC and other relevant government authorities, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing Internet cafés which accept minors, cracking down on Internet cafés without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and Websites, and improving the coordination of regulation of Internet cafés and online games. As many of our customers access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of stricter Internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue system and real-name registration, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our system, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

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

Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of the communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have issued various regulations on the use of the Internet that are designed to protect personal information from unauthorized disclosure. For example, the Internet Measures prohibit an Internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the BBS Measures, ICPs that provide electronic messaging services must not disclose any user’s personal information to any third party without such user’s consent, unless the disclosure is required by PRC law. ICPs are subject to legal liability if unauthorized disclosure causes damages or losses to users. In addition, PRC regulations authorize PRC telecommunication authorities to demand rectification of unauthorized disclosure by ICPs.

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. In addition, the PRC government has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in any illegal activity on the Internet. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damages caused to our users.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of User Personal Information, publish the ICPs’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential User Personal Information that they collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure.

Our current security measures and those of the third parties with whom we transact business may not be adequate for the protection of User Personal Information. In addition, we do not have control over the security measures of our third-party online payment vendors. Security breaches of our system and the online payment systems that we use could expose us to litigation and liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

Regulation of Copyright Protection

The PRC Copyright Law, which was adopted by the Standing Committee of the National People’s Congress in 1990 and subsequently amended in 2001 and 2010, extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

The Rules of Protection on Information Network Dissemination Rights, promulgated by the State Council in May 2006 and amended in January 2013, address copyright issues relating to the Internet. In addition, on December 17, 2012, the Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information, which stipulate that the dissemination by network users or network service providers of works, performance or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet any network user’s infringement of the rights of another to network dissemination of any works or recordings may be liable for such network user’s infringing activities.

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

Share Option Rules. On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving in an employee share incentive plan, share option plan or similar plan participated in by onshore individuals may be conducted only with the approval from the SAFE or its authorized branch. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Offshore Share Incentives Rules, which was issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. On February 21, 2012, the SAFE approved our application to designate our PRC subsidiary AmazGame to handle registrations and other procedures required by the Offshore Share Incentives Rules. If we and our PRC employees who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we and such employees may be subject to fines and other legal sanctions.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended in October 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Under the CIT Law, effective January 1, 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 10%. The rate is reduced to 5% under tax treaties and arrangements between the PRC and certain other countries and administrative regions.

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

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or the MOFCOM Security Review Rules, to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. (NASDAQ: SOHU). As of the date of this annual report, Sohu indirectly held approximately 67.7% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.4% of the total voting power in Changyou.

As of the date of this annual report, we operate our business through the following wholly-owned subsidiaries:

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

•	Beijing Changyou Jingmao Film &Culture Communication Co., Ltd., or Beijing Jingmao, incorporated in the PRC on November 16, 2010 and a direct wholly-owned subsidiary of Yang Fang Jing He.

•	Shanghai Hejin Data Consulting Co., Ltd, or Shanghai Hejin, incorporated in the PRC on December 2, 2008 and acquired by us in January 2011 as a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Changyou.com (US) Inc., or Changyou US, incorporated in the United States on January 26, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com (UK) Co., Ltd., or Changyou UK, incorporated in the United Kingdom on July 3, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou My Sdn.Bhd, or Changyou Malaysia, incorporated in Malaysia on September 10, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Korea Limited, or Changyou Korea, incorporated in South Korea on January 7, 2010, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com India Private Limited, or Changyou India, incorporated in India on March 11, 2011 as a direct subsidiary of Changyou HK and Changyou UK.

•	Changyou.com Gamepower (HK) Limited, or Gamepower HK, incorporated in Hong Kong on September 8, 2011 as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Webgames (HK) Limited, or Webgames HK, incorporated in Hong Kong on September 21, 2011 and a direct wholly-owned subsidiary of Changyou HK.

•	CHANGYOU BİLİŞİM HİZMETLERİ TİCARET LİMİTED ŞİRKETİ, or Changyou Turkey, incorporated in Turkey on September 29, 2011 as a direct subsidiary of Changyou HK and Changyou UK.

•	Kylie Enterprises Limited, or Kylie, incorporated in British Virgin Islands on October 30, 2003 and acquired by us in December 2011 as a direct wholly-owned subsidiary of Changyou HK.

As of the date of this annual report, we also own, through Webgames HK, the following subsidiaries:

•

7Road.com Limited, or 7Road Cayman, incorporated in the Cayman Islands on June 15, 2011 as a majority-owned subsidiary of Webgames HK, is the offshore holding company for 7Road’s operations in China and overseas.

•	7Road.com HK Limited, or 7Road HK, incorporated in Hong Kong in July 2011 as a direct wholly-owned subsidiary of 7Road Cayman.

•	Shenzhen 7Road Network Technologies Co., Ltd., or 7Road Technology, incorporated in the PRC on December 1, 2011 as a wholly-owned subsidiary of 7Road HK.

In May 2010, Changyou HK acquired from ICE Entertainment Limited 100% of the equity interests in ICE HK. ICE HK holds 100% of the registered capital of ICE Information and ICE Information controls the operation and management of Shanghai ICE through contractual arrangements.

In May 2010, we acquired 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin, both of which primarily engage in the cinema advertising business. In January 2011, we acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and Shanghai Hejin. In April 2012, in connection with an internal reorganization, Yang Fan Jing He acquired the 100% of the equity interests in Beijing Jingmao from Shanghai Jingmao.

In May 2011, our VIE Gamease acquired 68.258% of the equity interests in Shenzhen 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that was contingent upon the achievement of specified performance milestones through December 31, 2012. In June 2012, we completed the 7Road Reorganization, with (i) Webgames HK receiving 68,258,000 ordinary shares of 7Road Cayman and the four management shareholders of Shenzhen 7Road receiving an aggregate of 31,742,000 ordinary shares of 7Road Cayman and (ii) Kai Cao, 7Road’s Chief Executive Officer, surrendering 5,100,000 ordinary shares of 7Road Cayman held by him with the intention that these shares would be added to the shares reserved by 7Road Cayman for grants of equity incentive awards under the 7Road 2012 Share Incentive Plan. Upon completion of the 7Road Reorganization, we, through Webgames HK, held 71.926% of the equity interests in 7Road Cayman. Also as part of the 7Road Reorganization, 7Road Technology, Shenzhen 7Road and the shareholders of Shenzhen 7Road, which are Changyou’s VIE Gamease, Kai Cao, Shuqi Meng, Chunyan Long and Zhiyi Yang, entered into the VIE arrangements with respect to ownership, disposition of ownership and control of Shenzhen 7Road, and 7Road Technology’s provision of product development, technical support and marketing services to Shenzhen 7Road in return for payments from Shenzhen 7Road.

On December 15, 2011, we completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of $162.5 million. Under our acquisition agreement with Sohu, net profits of $1.3 million generated from our operation of the 17173 Business from December 16, 2011 to December 31, 2011 were for Sohu’s benefit rather than ours.

In order to comply with PRC laws restricting foreign ownership in the online game business in China, we conduct the operations of our online game business and our online advertising business in China through our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE rather than through our subsidiaries, and all of our revenues are earned by and paid to these VIEs. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by Dewen Chen, our President. Mr. Wang and Mr. Chen are both PRC citizens. The equity interests in Shenzhen 7Road are owned 68.258% by our VIE Gamease, which is a PRC company, 25.59% by Kai Cao, 7Road’s Chief Executive Officer, 1.972% by Shuqi Meng, 7Road’s Chief Operating Officer, 2.09% by Chunyan Long, 7Road’s Chief Technology Officer, and 2.09% by Zhiyi Yang, 7Road’s Vice President. The equity interests in Shanghai ICE are owned by two Changyou employees, Runa Pi and Rong Qi, who are PRC citizens and each of whom holds 50%.

Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE hold the licenses and permits required to operate our business and are controlled by AmazGame, 7Road Technology, Gamespace and ICE Information, respectively, through a series of contractual arrangements. AmazGame, 7Road Technology, Gamespace and ICE Information undertake substantially all of our product development and technical support functions, which they provide to Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE pursuant to contractual arrangements.

In the opinion of Haiwen & Partners, our PRC counsel, subject to the uncertainties and risks disclosed elsewhere in this annual report under the heading “Risk Factors” the ownership structures of our PRC subsidiaries and VIEs comply with all existing laws, rules and regulations of the PRC and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license.

The following diagram illustrates our corporate structure as of the date of this annual report.

à Shareholding

--- Contractual arrangements among our WFOEs AmazGame, 7Road Technology, Gamespace and ICE Information, our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE and their respective shareholders, which provide us with effective control over our VIEs. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements with our VIEs and their Shareholders” in Item 7 of this annual report.

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

Overview

We are a leading online game developer and operator in China as measured by the popularity of our MMOG TLBB and our Web games DDTank and Wartune, which we developed in-house. We engage in the development, operation and licensing of online games, including MMOGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players, and Web games, which are played over the Internet using a Web browser. We also own and operate the 17173.com Website, one of the leading information portals for gamers in China. As of December 31, 2012, our MMOGs in China, which include TLBB, BO, BH2, DMD, DHSH, TY, ZHYX, LAW and IF, had approximately 248.1 million aggregate registered accounts. For the three months ended December 31, 2012, our MMOGs in China had approximately 1.10 million aggregate peak concurrent users, 2.20 million aggregate active paying accounts and average revenue per active paying account of RMB353. We directly operate several Web games on our own Websites and also jointly operate DDTank and Wartune, developed by 7Road, with third-party joint operators in China and overseas. For the three months ended December 31, 2012, DDTank and Wartune had approximately 55.3 million aggregate active accounts, 1.68 million aggregate active charging accounts and average revenue recognized per active charging account of RMB120.

TLBB is a popular martial arts MMORPG in China that is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Since TLBB’s launch in May 2007, we have regularly developed new content and released game updates in the form of expansion packs for the game. TLBB has won various awards in China, including 2008 “Best Self-Developed Online Games (First Place)” and 2008 and 2009 “Most Liked Online Games by Game Players (First Place)” awards at the China Digital Entertainment Expo and Conference, or ChinaJoy. Its expansion packs, TLBB2 and TLBB3, won the 2010 “Most Liked Online Games by Game Players” award and the 2011 “Best Self-Developed Online Games” award, respectively, at ChinaJoy. TLBB was chosen as one of the 2012 “Top 10 Most Liked Online Games by Game Players” at ChinaJoy. TLBB is currently licensed to third-party operators in Vietnam, Taiwan, Hong Kong, Malaysia and Thailand. We also operate a modified version of TLBB in the U.S. and certain European countries.

DDTank is a popular 2D multi-player, combat and role-playing Web game in China. Game players control avatars to compete with other game players. Avatars can earn or buy various weapons, potions, magic rings, rockets and other items to increase competitiveness and enhance the game experience. Since DDTank’s launch in March 2009, we have regularly released updates and more significant enhancements for the game. DDTank has won numerous game awards, including the “Baidu Outstanding Web Game” award in 2010 and 2012 and “One of the Top Ten Favorite Web Games” by GAPP in 2010 and 2011. DDTank was also the most searched-for Web game on Baidu.com for the 12 months ended June 30, 2012, according to Baidu. We also jointly operate DDTank with third-party operators overseas. DDTank has been launched in 19 different language versions.

Wartune is a popular 2.5D role-playing and quasi real-time strategy Web game launched in December 2011 in China. Wartune is set in a mythical western universe where players build their own kingdoms in a virtual world where they must fight against a demonic race by developing their own villages and armies. Before its launch, Wartune was among the games given a 2012 “Most Anticipated Web Games” award by the Internet Society of China. After its launch, Wartune won the “Baidu Outstanding Web Game” award in 2012. We currently operate Wartune in Brazil, Canada, Germany, Hong Kong, Macau, Malaysia, South Korea, Taiwan, Thailand, Turkey, the United States, and Vietnam, and in nine different language versions.

We have several MMOGs, Web games and mobile games in our pipeline with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline, include, among others, MMOG Dou Po Cang Qiong, which we are developing in-house, and MMOG Grand Chase, which we licensed from a third party.

We also own and operate the 17173.com Website, a leading game information portal in China that provides news, electronic forums and other information services on online games to game players. The 17173.com Website was launched in 2000 as the first online game information portal in China, and is a leading online destination for game players seeking information on games and feedback from other players on the site’s message boards. With over 750 game zones and tens of millions of registered users supported by alliances with many thousands of Internet cafes, the 17173.com Website is one of the largest game information and community Websites in China and is widely recognized as a market leader among game Websites in China, with strong expertise in running the Website, building a game community and developing relationships with advertisers in the online game industry. As a result, the 17173.com Website is the marketing platform of choice for many online games, including our own. In addition, experienced game editors of the Website review and critique our games prior to launch, and we use the feedback received to improve the game quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website. The 17173.com Website has won “Best Game Media” award for nine consecutive years from 2004 to 2012 at the Annual Game Industry Awards Gala.

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

Our revenues grew from $354.1 million for the year ended December 31, 2010 to $484.6 million for the year ended December 31, 2011, and to $623.4 million for the year ended December 31, 2012, and our net income attributable to Changyou.com Limited grew from $194.7 million for the year ended December 31, 2010 to $245.5 million for the year ended December 31, 2011, and to $282.4 million for the year ended December 31, 2012.

Factors Affecting Our Results of Operations

Our results of operations are affected by several key factors, including the following:

General economic conditions affecting the online game, online advertising and cinema advertising industries in China

We have benefited from general conditions typically affecting the online game, online advertising and cinema advertising industries in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending and increases in advertising spending; the increasing use of the Internet with the growth of personal computers and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the teenage and young adult population, who are typically more inclined to play online games. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in our online game business, our online advertising, or our cinema advertising business or that if there is a slowdown, such slowdown will not have a negative effect on those businesses. For example, a slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, the significant instability recently experienced in the worldwide economy, with growth in the United States slowing, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and other such factors may lead in the future to decreases in the level of disposable income of our game players and negatively affect their spending on playing online games, as well as decreases in the advertising spending of our advertisers, who are typically other leading online game companies in China.

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

The popularity and timing of the launch of new games

We currently have several MMOGs, Web games and mobile games in the pipeline, including, among others, the MMOG Dou Po Cang Qiong, which we are developing in-house, and the MMOG Grand Chase, which we licensed from a third party. Our results of operations will be significantly affected by the timing of our new game launches and their popularity.

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

Any restrictions imposed by PRC law on payments from VIEs to our subsidiaries pursuant to contractual arrangements and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business.

We conduct a substantial portion of our operations through our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, which generate substantially all of our revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, AmazGame, 7Road Technology, Gamespace and ICE Information, our subsidiaries in China, entered into a number of contracts with their corresponding VIEs, pursuant to which the VIEs pay the PRC subsidiaries for certain services that the PRC subsidiaries provide to their corresponding VIEs. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VAT, which effectively reduce the amount that we receive from the VIEs. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may adversely affect our ability to receive payments from the VIEs or the amount of such payments.

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

Our Revenues

The following table sets forth the revenues generated from our online games, online advertising and others revenues, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Online game	327,153	92.4%	435,512	89.9%	574,653	92.2%
Online advertising	26,953	7.6%	38,211	7.9%	42,525	6.8%
Others	—	—	10,853	2.2%	6,251	1.0%

Total revenues	354,106	100.0%	484,576	100.0%	623,429	100.0%

Online Game Revenues

Online game revenues include revenues from MMOG operations, Web games and overseas licensing.

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

The following table sets forth certain operating data for our MMOGs in China for the periods indicated:

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Aggregate(1) Registered Accounts (2) (in thousands)	188,502	199,477	223,529	248,095
Aggregate Peak Concurrent Users (3) (in thousands)	1,076	1,080	1,088	1,101
Quarterly Aggregate Active Paying Accounts (4) (in thousands)	3,113	2,612	2,407	2,197
Quarterly Average Revenue Per Active Paying Account (5) (in RMB)	225	277	319	353

Our calculation of aggregate registered accounts, aggregate peak concurrent users, quarterly aggregate active paying accounts and quarterly average revenue per active paying account may not be comparable to similarly-named measures presented by other online game companies.

(1)	Aggregates the data of the following MMOGs in China: TLBB, BO, BH2, DMD, DHSH, TY, ZHYX, LAW and IF.
(2)	Aggregate Registered Accounts refers to the cumulative number of accounts registered by our players. Any single player may register for multiple accounts.
(3)	Aggregate Peak Concurrent Users refers to highest aggregate Peak Concurrent Users of the games for a day that occurs during the quarter.
(4)	Quarterly Active Paying Accounts refers to the number of accounts from which game points are utilized at least once during the quarter.
(5)	Quarterly Average Revenue Per Active Paying Account refers to our MMOG operations revenues during the quarter divided by the active paying accounts during the quarter.

Web games

We began generating Web game revenue after our acquisition of a controlling interest in 7Road in May 2011. 7Road is the developer and creator of DDTank and Wartune, two of China’s most popular Web games. The game is free to play and generates revenues using the item-based revenue model through the sale of virtual items that enhance the game-playing experience. 7Road jointly operate these games with third-party operators who offer the games to users in China and other countries and administrative regions on their Websites or platforms. Commencing May 2012, 7Road also directly operates Wartune on its own Website for the game.

The following table sets forth certain operating data for 7Road’s Web games DDTank and Wartune for the periods indicated:

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30 2012	December 31 2012
Aggregate Active Accounts (1) (in thousands)	47,260	54,260	66,831	55,264
Quarterly Active Charging Accounts (2) (in thousands)	1,547	1,736	1,658	1,681
Quarterly Average Revenue Per Active Charging Account (3) (in RMB)	50	62	100	120

Our calculation of aggregate active accounts, quarterly active charging accounts and quarterly average revenue per active charging account may not be comparable to similarly-named measures presented by other online game companies.

(1)	Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period. Under this metric, a player who accesses any of these games through two different platforms during a given period will be counted as two active accounts for such period, which means that the number of individual active users of these games for the applicable period may be different from the number measured by this metric.
(2)	Active Charging Accounts for a given period refers to the number of active accounts that purchased 7Road’s game coins at least once during the period. Under this metric, if a player purchases 7Road game coins for a game through two different active accounts during a given period, the player will be counted as two active charging accounts for that period, which means that the number of individual active users of these games for the applicable period may be different from the number measured by this metric.
(3)	Average Revenue Per Active Charging Account for a given period refers to 7Road’s Web games revenues for these games recognized during the period divided by the number of active charging accounts during the same period. Average Revenue Per Active Charging Account per individual user may be different from the figure represented by this metric because, as discussed above, the Active Charging Accounts metric may count individual paying users more than once.

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

Revenue Collection

Online Game Revenues

MMOG operations

We sell virtual and physical prepaid game cards to regional distributors, who in turn sub-distribute to retail outlets, including Internet cafés, various Websites, newsstands, software stores, bookstores and retail stores. We typically collect payment from our distributors upon delivery of our prepaid game cards, but only recognize revenues as the virtual items are consumed. We generally offer a sales discount to our prepaid game card distributors based on the popularity of our games. In 2008, we offered an initial sales discount at a rate of 15.0%, which decreased to a rate of 11.0%, effective as of January 2009, a rate of 10.0%, effective as of January 2011, and to the current rate of 9.0%, effective as of January 2012. In addition, we offer a discount of 5.0% to our game players who directly purchase virtual prepaid game cards and game points from our online sales system. The sales discount represents the difference between the price at which we sell prepaid game cards to distributors or game players, as the case may be, and the face value of the prepaid game cards or the equivalent of game points.

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

The current total discount and rebate rate we typically offer to all of our prepaid game card distributors is approximately 10.0% to 12.0% of the face value of our prepaid game cards. The total discount and transaction costs associated with game players’ use of third-party payment platforms is 5.1% to 5.5% of the face value of the virtual prepaid game cards or the equivalent of game points purchased.

Web games developed by 7Road

7Road generates revenue from its Web games DDTank and Wartune and its other games primarily from joint operation of the games with third-party joint operators through their Websites and platforms in China and overseas. All of the third-party joint operators of 7Road’s games make payments to 7Road based on a percentage of the revenues they generate from the games. Beginning in May 2012, 7Road also generated revenues from direct operation of Wartune through its own Website for the game. Certain of 7Road’s joint operators pay 7Road license fees for the exclusive right to operate 7Road’s games in specified geographic areas, upon achievement of certain revenue milestones from their operation of 7Road’s games. Certain of the joint operators also pay 7Road license fees for the right to be among a selected few who will have the initial right ahead of other operators to jointly operate 7Road’s games in China during a specified period after their launch.

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

Others Revenues

Others revenues consist of cinema advertising revenues generated by Shanghai Jingmao and its affiliate. We sell cinema advertising slots primarily through advertising agencies. We charge most advertisers on a per-advertising slot basis or on a pre-determined period basis with fixed fees. Our standard prices for advertising slots vary depending on the location of the cinemas. Discounts from standard rates are typically provided for longer-term advertising contracts, and may be provided for promotional purposes.

Revenue Recognition

Online Game Revenues

Online game revenues include our MMOG operations, Web game and overseas licensing revenues.

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

For the years ended December 2012, 2011 and 2010, we recognized revenues in connection with expired un-activated prepaid cards and unused balances in inactive accounts of approximately $627,000, $964,000 and $712,000, respectively.

Web games developed by 7Road

We began generating Web game revenue after our acquisition of a controlling interest in 7Road in May 2011. Through December 31, 2011, 7Road’s revenues were derived entirely from revenue-sharing payments from third-party joint operators of its games and license fees from certain of these joint operators. Beginning in the year ended December 31, 2012, 7Road also derives revenues from direct operation of Wartune on its own Website for the game, which was launched in May 2012. The games developed by 7Road are operated primarily under the item-based revenue model, in which game players can access the games free of charge, but may purchase consumable virtual items, including those with a predetermined expiration time, or perpetual virtual items, such as certain costumes that stay bound to a game player throughout the life of the game. In certain of its joint operation arrangements, 7Road provides its games and related services to a third-party joint operator at no upfront fee. In these arrangements, 7Road is entitled to a single stream of revenue-sharing payments from the joint operator when game players convert the joint operator’s virtual currency into 7Road’s game coins or purchase its game coins directly through such operator’s Website or game platform. Certain of the joint operators pay 7Road license fees for the exclusive right to operate its games in specified geographic areas or upon achievement of certain performance milestones from the joint operators’ operation of the games. Certain of the joint operators also pay 7Road license fees for the right to be among a selected few who will have the initial right ahead of other operators to jointly operate 7Road’s games in China during a specified period after their launch.

When 7Road’s games are jointly operated through the Websites or platforms of third-party joint operators, the games may be hosted either on the third-party operators’ servers or on servers that 7Road owns or leases from Internet data centers. In its arrangements with third-party joint operators, 7Road views the third-party joint operators as its customers and does not view 7Road as the primary obligor, as it does not have the primary responsibility for fulfillment and acceptability of the game services. For 7Road’s direct operation of its Web game Wartune through its Website for the game, 7Road is obligated to provide on-going services to the game players, and such obligation is not deemed to be inconsequential and perfunctory after game players purchase its game coins directly through its Website for Wartune. Therefore, 7Road’s revenues from direct operation of Wartune on its Website for the game are first recorded by 7Road as deferred revenues and subsequently recognized as revenue over the service period during which 7Road is obligated to provide services to the game players to enable them to consume their virtual items.

PRC tax authorities have determined that all of 7Road’s game revenues from the joint operation of its games within China, which are generated through Shenzhen 7Road, are subject to 17% PRC VAT, and that Shenzhen 7Road, as a “software enterprise,” is entitled to a 14% VAT refund immediately upon the filing of its VAT returns, with the result that 7Road’s net effective PRC VAT rate is 3%. 7Road presents PRC VAT on a gross basis, by which VAT at the rate of 17% is included in revenues, and 7Road’s net effective PRC VAT rate of 3% is included in cost of revenues, because Shenzhen 7Road’s 17% VAT obligation and its entitlement to a 14% VAT refund are one integrated preferential VAT policy. The amounts of PRC VAT included in 7Road’s revenues for the year ended December 31, 2012 and for the period between May 11, 2011, which was the date of our acquisition of a controlling interest in 7Road, and December 31, 2011, were $8.8 million and $1.9 million, respectively.

Online Advertising Revenues

Online advertising revenues are generated from the 17173 Business. A contract is signed with the advertiser establishing a fixed price and the advertising services to be provided. Based on the contracts, the 17173 Business provides advertisement placements on its Websites and/or in different formats, including banners, links, logos, buttons, rich media and content integration.

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

A pilot program for transition from the imposition of PRC business tax, or Business Tax, to the imposition of VAT for revenues from certain industries, or the Pilot Program, was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing. Our online advertising revenues became subject to the Pilot Program on September 1, 2012 and are now subject to VAT, instead of Business Tax, at a rate of 6%. Online advertising revenues are recognized after deducting agent rebates and net of VAT and related surcharges.

Others Revenues

Others revenues are composed of cinema advertising revenues.

For cinema advertising revenues, a contract is signed with the advertiser to establish a fixed price and specify advertising services to be provided. Based on the contracts, we provide advertisement placements in advertising slots to be shown in theatres before the screening of movies. Revenue from cinema advertising is recognized when all the recognition criteria are met. Depending on the terms of a customer contract, fees for services performed can be recognized according to two principal methods, which are the proportional performance method and the straight-line method. Under the proportional performance method, fees are generally recognized based on a percentage of the advertising slots actually delivered where the fee is earned on a per-advertising slot placement basis. Under the straight-line method, fees are recognized on a straight-line basis over the contract period when the fee is not paid based on the number of advertising slots actually delivered.

Cost of Revenues

Cost of online game revenues consists primarily of salary and benefits, bandwidth leasing charges, depreciation expenses, revenue-based royalty payments to the game developers, business taxes and value-added taxes arising primarily from the revenues that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace, respectively, amortization of licensing fees, and other direct costs.

Cost of online advertising revenues mainly consists of salary and benefits, bandwidth leasing costs, and depreciation expenses.

Cost of others revenues mainly consists of payments to theatres and film production companies for pre-film screening advertising slots.

Total cost of revenues increased to $104.5 million for the year ended December 31, 2012 compared to $67.5 million and $33.0 million, respectively, for the years ended December 31, 2011 and 2010. The increase in cost of revenues is primarily due to an increase in salary and benefits expenses, bandwidth leasing and communication costs, depreciation of computer equipment (including servers), revenue-based royalty payments to the game developers, and PRC business taxes and VAT that AmazGame and Gamespace pay on the revenues that they derive from their contractual arrangements with Gamease and Guanyou Gamespace, respectively, as a result of continued growth of TLBB and launching of new games; and an increase in payments to theatres and film production companies for pre-film screening advertising slots. We expect the cost of revenues will increase in the future as we continue to expand our game portfolio.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles via acquisitions of businesses. Share-based compensation expenses are included in product development expenses, sales and marketing expenses, and general and administrative expenses. We expect that our operating expenses will increase in the future as we expand our research and development workforce to design and develop not only new MMOGs and Web games, but also social games and mobile games, in addition to rolling out our plan to transform the 17173.com Website into a one-stop-shop platform for online game players in China. Further, we plan to carry out more marketing activities to promote our existing and new online game products and the 17173 Business.

The following table sets forth our product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles via acquisitions of businesses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	39,893	11.3%	52,238	10.8%	73,755	11.8%
Sales and marketing	39,211	11.1%	49,893	10.3%	60,639	9.7%
General and administrative	19,558	5.5%	29,684	6.1%	33,514	5.4%
Goodwill impairment, impairment of intangibles via acquisitions of businesses	—	—	5,420	1.1%	2,906	0.5%

Total	98,662	27.9%	137,235	28.3%	170,814	27.4%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, of personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses increased to $73.8 million for the year ended December 31, 2012 compared to $52.2 million and $39.9 million, respectively, for the years ended December 31, 2011 and 2010. The increase in such expenses is primarily due to our increased research and development workforce in 2012. Product development expenses constituted 11.8%, 10.8% and 11.3% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits expenses, including share-based compensation expenses, of our sales and marketing personnel. Sales and marketing expenses increased to $60.6 million for the year ended December 31, 2012 compared to $49.9 million and $39.2 million for the years ended December 31, 2011 and 2010. This increase was primarily due to our increased advertising spending in 2012. Sales and marketing expenses constituted 9.7%, 10.3%, and 11.1% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, for management, finance and administrative personnel, and professional service fees, such as audit fees and fees for tax consultation. General and administrative expenses increased to $33.5 million for the year ended December 31, 2012 compared to $29.7 million and $19.6 million for the years ended December 31, 2011 and 2010. This increase was primarily due to (i) an increase in headcount and related salary and benefits expenses in 2012 and (ii) inclusion of a full year of 7Road’s general and administrative expenses for the year ended December 31, 2012, as compared to the partial year from June 1, 2011 through December 31, 2011. General and administrative expenses constituted 5.4%, 6.1% and 5.5% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

Goodwill impairment and impairment of intangibles via acquisitions of businesses

We incurred an impairment loss of $2.9 million for the year ended December 31, 2012, which primarily comprised impairment of intangibles via acquisitions of businesses, compared to an impairment loss of $5.4 million for the year ended December 31, 2011, which primarily comprised impairment of goodwill of $5.2 million arising from our acquisition of the cinema advertising business, and impairment of an acquired tradename of $0.2 million.

Share-based Compensation Expenses

Changyou share-based awards

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

On January 15, 2009, 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares were issued to Mr. Wang out of Sohu’s equity interest. The difference between the fair values, or the Incremental Fair Value, of the 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares granted to Mr. Wang and Mr. Wang’s contingent right in the Sohu subsidiary is accounted for by us as share-based compensation. Because the terms of the issuance of the ordinary shares and restricted shares had been approved by us and were communicated to and agreed with Mr. Wang as of January 2, 2008, that date was deemed as the grant date under U.S. GAAP and, accordingly, the Incremental Fair Value was determined as of that date. The portion of the Incremental Fair Value related to the 7,000,000 Class B ordinary shares, equal to $1.8 million, was recognized as share-based compensation expenses included in product development expenses for the three months ended March 31, 2008. As a result of the modification of the vesting terms of the 8,000,000 Class B restricted shares on April 21, 2008, the portion of the Incremental Fair Value related to those shares, equal to $7.0 million, was determined as of that date and is accounted for by us as share-based compensation over the vesting period starting from the date of the modification, following the accelerated basis of attribution. Share-based compensation expense relating to the 8,000,000 Class B restricted shares, which was $3.0 million for the period from April 21, 2008 to December 31, 2008, $2.3 million for the year ended December 31, 2009, $1.2 million for the year ended December 31, 2010, $0.5 million for the year ended December 31, 2011 and $41,000 for the year ended December 31, 2012 was included as share-based compensation expenses included in product development expenses. The Incremental Fair Values were determined using the discounted cash flow method.

In April 2008, our Board of Directors approved and we communicated to our executive officers other than the CEO and to certain employees, various grants of restricted shares and restricted share units. Pursuant to these approvals, on January 15, 2009, we issued to our executive officers other than the CEO an aggregate of 1,800,000 Class B restricted shares and we issued to certain of our key employees an aggregate of 940,000 restricted share units (settleable in Class B ordinary shares). On March 13, 2009, we exchanged the 1,800,000 Class B restricted shares held by executive officers other than the CEO for Class B restricted share units which have the same vesting and other terms as applied to the Class B restricted shares. The vesting of the restricted share units was contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and is otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. As of December 31, 2012, of these 2,740,000 restricted share units granted 2,665,000 restricted share units are vested, of which 405,000 restricted share units have not been settled. The grant date fair value of the awards is recognized in our consolidated statements of operations starting from the date when the vesting conditions became probable, which occurred upon the completion of our initial public offering. The fair values of these awards, which total $5.4 million, were determined using the discounted cash flow method. Share-based compensation expense relating to these 2,740,000 restricted share units, which was $31,000, $0.4 million, $0.9 million, and $4.1 million, respectively, for the years ended December 31, 2012, 2011, 2010 and 2009, following the accelerated basis of attribution, were included in operating expenses.

On February 17, 2009, we granted an aggregate of 456,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value of these restricted share units, which is $3.6 million, was determined using our initial public offering price. The vesting of the restricted share units is contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and such restricted shares are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 17, 2009. Share-based compensation expense relating to these restricted share units, which was $0.3 million, $0.6 million, $1.0 million and $1.4 million, under an estimated forfeiture rate of 10%, for the years ended December 31, 2012, 2011, 2010 and 2009, was included in operating expenses. As of December 31, 2012, 88,128 Class A restricted share units of such 456,000 Class A restricted share units to certain of our employees were forfeited.

On April 21, 2009, we granted an aggregate of 1,200,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than our CEO. The fair value of these restricted share units, which is $14.9 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on April 21, 2009. Share-based compensation expense relating to these restricted share units, which was $1.3 million, $2.7 million, $5.2 million and $5.4 million, respectively, for the years ended December 31, 2012, 2011, 2010 and 2009, was included in operating expenses, following the accelerated basis of attribution.

For the years ended December 31, 2010, 2011 and 2012, we granted an aggregate of 27,000, 252,200 and 10,000, respectively, Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value of these restricted share units, in an aggregate amount of $4.1 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on the grant date. Share-based compensation expense relating to these restricted share units for the years ended December 31, 2012, 2011 and 2010 of $1.5 million, $0.8 million and $0.1 million, respectively, based on an estimated forfeiture rate of 10%, was included in operating expenses following the accelerated basis of attribution. As of December 31, 2012, 14,150 Class A restricted share units of such 289,200 Class A restricted share units that had been granted to certain of our employees had been forfeited.

For the year ended December 31, 2010 and 2011, the Company granted 40,000 and 20,000, respectively, Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees of the 17173 Business, which was then owned and operated by Sohu, for their involvement in the provision of certain online game links and advertising services to us on Sohu’s Websites. These Class A restricted share units are subject to vesting over a four-year period commencing on the grant date. Since we completed the acquisition from Sohu of certain assets associated with the 17173 Business in December, 2011, we have accounted for the Class A restricted share units granted to employees of the 17173 Business as share awards granted to our employees. Share-based compensation expense relating to these restricted share units for the years ended December 31, 2012 and 2011 and 2010 in the amount of $0.3 million, $0.5 million and $0.1 million, respectively, was included in operating expenses following the accelerated basis of attribution. As of December 31, 2012, 11,500 previously granted Class A restricted share units had been forfeited.

Share-based compensation expenses recorded for the year ended December 31, 2012 were $3.7 million compared to $6.1 million and $9.6 million for the year ended December 31, 2011 and 2010, and include share-based compensation paid by us to our executive officers and other employees, allocated share-based compensation paid by Sohu to Sohu’s senior management who provided services to both Sohu and the 17173 Business prior to our acquisition of the 17173 Business, and share-based compensation related to options and restricted share units granted by Sohu to our employees. These share-based compensation expenses have been allocated to (i) cost of revenues, (ii) sales and marketing expenses, (iii) general and administrative expenses and (iv) product development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2012, there was no unrecognized share-based compensation cost related to the 8,000,000 unvested Class B restricted shares granted to our CEO in January 2009, no unrecognized share-based compensation cost related to the 1,800,000 unvested Class B restricted share units granted to our executive officers other than our CEO in April 2008 (whose Class B restricted shares were exchanged for Class B restricted share units (settleable in Class B ordinary shares) on March 13, 2009), no unrecognized share-based compensation cost related to the 940,000 unvested Class B restricted share units granted to certain of our key employees in April 2008, $57,000 of unrecognized share-based compensation cost related to the 456,000 unvested Class A restricted share unites granted to certain of our employees in February 2009, net of estimated forfeitures, $0.3 million of unrecognized share-based compensation cost related to the 1,200,000 unvested Class A restricted share unites granted to executive officers other than our CEO in April 2009, $1.3 million of unrecognized share-based compensation cost related to the 289,200 unvested Class A restricted share unites granted to certain employees in 2010, 2011 and 2012, net of estimated forfeitures, and $0.2 million of unrecognized share-based compensation cost related to the 60,000 unvested Class A restricted share unites granted to employees of the 17173 Business in both 2010 and 2011.

7Road share-based awards

On July 10, 2012, 7Road Cayman adopted a 2012 Share Incentive Plan, or the 7Road 2012 Share Incentive Plan, which initially provided for the issuance of up to 5,100,000 Class A ordinary shares of 7Road Cayman (amounting to 5.1% of the outstanding 7Road Cayman shares on a fully-diluted basis) to selected directors, officers, employees, consultants and advisors of 7Road.

On November 2, 2012, 7Road Cayman’s Board of Directors and its shareholders approved an increase from 5,100,000 to 15,100,000 Class A ordinary shares (amounting to 13.7% of the then outstanding 7Road shares on a fully-diluted basis) in the number of ordinary shares available for issuance from time to time to selected directors, officers, employees, consultants and advisors of 7Road under the 7Road 2012 Share Incentive Plan.

On July 18, 2012, 7Road Cayman granted to certain key employees restricted share units, or RSUs, which are settleable upon vesting by the issuance of an aggregate of 2,546,250 of 7Road Cayman’s Class A ordinary shares, with vesting in installments of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of the grant date and vesting subject to the additional condition that 7Road Cayman complete a firm commitment underwritten initial public offering of its Class A ordinary shares resulting in a listing on an internationally recognized exchange, or an IPO, and all underwriters’ lockup periods applicable to the IPO expire. There were 112,500 RSUs forfeited and no RSUs vested or expired during the year ended December 31, 2012.

As all the criteria for establishing the grant date were met, the total share-based compensation expense to be recognized for these RSUs, amounting to $11.2 million, is measured based on their fair value on July 18, 2012. No compensation expense will be recognized relating to these RSUs until the completion of the IPO, because an IPO event is not considered to be probable until it is completed. The cumulative share-based compensation expense attributable to the period from the grant date through the completion of the IPO will be recognized on the date of the completion of the IPO. The cumulative share-based compensation expense recognized upon 7Road Cayman’s IPO would have been $2.7 million if the IPO had been completed on December 31, 2012.

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

On January 1, 2008, the CIT Law, which unifies the statutory income tax rate of enterprises in China to generally 25%, became effective. The CIT Law provides a up to five-year transitional period from years 2008 to 2012 for those enterprises which enjoyed a favorable income tax rate of less than 25% under the Previous Income Tax Laws and Rules and were established before March 16, 2007, to gradually raise their rates to 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for NHTEs which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that NHTEs previously qualified under the Previous Income Tax Laws and Rules as of December 31, 2007 could retain their previous status as an NHTE, and could enjoy a preferential tax rate under the CIT Law, on condition that they were re-approved for NHTE status under new regulations released on April 14, 2008 and on July 8, 2008. Both AmazGame and Gamease were approved as NHTEs, and each of them is therefore eligible for the preferential tax rate under the CIT Law. For the year ended December 31, 2012, AmazGame and Gamease were subject to an applicable tax rate of 15%. In order to continue enjoy the preferential tax rate applicable to NHTEs, both AmazGame and Gamease will be required to make record filings with the local tax bureau every three years.

Pursuant to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, AmazGame and Gamease qualified as software enterprises which were subject to 0% income tax rate for the 2008 fiscal year and a 50% tax reduction to a rate of 12.5% for the 2009 fiscal year through the 2011 fiscal year. Shenzhen 7Road qualified as a software enterprise in 2009 and enjoyed an income tax exemption for the 2009 and 2010 fiscal years and a 50% tax reduction to a rate of 12.5% for the 2011 and 2012 fiscal years. Shanghai ICE qualified as a software enterprise and enjoyed an income tax exemption for the 2010 and 2011 fiscal years and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Gamespace qualified as a software enterprise and enjoyed and will be entitled to an income tax exemption for the 2012 and 2013 fiscal year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Guanyou Gamespace, ICE Information and 7Road Technology have been qualified as “software enterprises” and will be entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years, if they continue to maintain their qualification.

We are subject to withholding taxes on the initial license fees and ongoing revenue-based royalties received from our licensees in various jurisdictions outside of the PRC. We recognize such foreign withholding taxes as income tax expense when related revenue of initial license fees and ongoing revenue-based royalties are recognized. Income tax expense related to such withholding taxes was $1.7 million, $1.5 million and $1.0 million, respectively for the years ended December 31, 2012, 2011 and 2010.

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

On April 1, 2009, AmazGame declared a dividend to Changyou HK, its immediate parent company in Hong Kong. We accrued a withholding tax of $5.0 million based on the 5% withholding tax rate. Such $5.0 million withholding tax was paid in the third quarter of 2009, based on the approval of the PRC local tax authority.

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual CIT Law rate of 10%.

In 2012, Changyou’s Board of Directors decided to cause one of Changyou’s PRC subsidiaries to distribute all of its 2012 earnings to its overseas parent company, Changyou HK. Based on an assessment performed pursuant to requirements specified by PRC tax authorities, Changyou concluded that it was more likely than not that such distribution would be subject to 5% withholding tax and accrued deferred tax liabilities in the amount $11.9 million for withholding taxes associated with this distribution plan as of December 31, 2012.

We do not intend to cause any of our PRC subsidiaries to distribute any profits of such subsidiaries with respect to the years prior to 2012 to their direct overseas parent companies, but rather intend that such profits will be retained by such subsidiaries for their PRC operations.

Transition from PRC Business Tax to PRC Value Added Tax

The Pilot Program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Beginning on September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing.

Cinema advertising revenues became subject to VAT on January 1, 2012 and online advertising revenues became subject to VAT on September 1, 2012, each at a rate of 6%.

Business Tax and related Surcharges

Prior to the Pilot Program, the Changyou group was subject to a 5% Business Tax and 0.5% in related surcharges on revenues from MMOG operations, our online advertising business in the PRC, and our cinema advertising business in the PRC. Business Tax and the related surcharges are recognized when the revenue is earned.

After the Pilot Program, revenues generated from our MMOG operations continue to be subject to Business Tax and related surcharges.

VAT

Prior to the Pilot Program, in addition to Business Tax and related surcharges, we were subject to VAT at an effective rate of 3% for the revenues from inter-company software sales in the PRC.

In 2011, with the consolidation of 7Road, VAT has been imposed on our Web game revenues at a rate of 17%, with a 14% immediate tax refund, resulting in a net rate of 3% plus a related surcharge of 0.4% on such revenues.

After the Pilot Program, our online advertising and cinema advertising revenues are now also subject to VAT at a rate of 6%.

There is an additional culture construction fee surcharge of 3% on revenues from our online advertising and cinema advertising businesses. In addition, our entities incorporated in Beijing were subject to a surcharge at a rate of 0.6% on their revenues for the year ended December 31, 2012.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, appearing elsewhere in this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, mezzanine equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified below the accounting policies that reflect our more significant estimates and judgments, and those that we believe are the most critical to fully understanding and evaluating our consolidated financial statements.

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

We have adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. Our management made evaluations of the relationships between us and our VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, we control the shareholders’ voting interests in the VIEs. As a result of such evaluation, management concluded that Changyou.com Limited, through its indirect PRC subsidiaries, is the primary beneficiary of its VIEs. As a result, we consolidate all of our VIEs in our consolidated financial statements.

Because of our acquisition on December 15, 2011 of the 17173 Business, which is under common control by Sohu with us, our consolidated financial statements as of and for the years ended December 31, 2010, and 2011 incorporate the results of operations of the combining entities and businesses as to which the common control combination occurred as if the combining entities and businesses had been combined from the date when they first came under the control of Sohu, the controlling party. Our financial statements as of and for the year ended December 31, 2010 have been restated accordingly.

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

ASC subtopic 805-50 provides that consolidated statements of comprehensive income should include the results of each of the combining entities and businesses from the earliest date presented or, if more recent, from the date when the combining entities and businesses first came under common control, regardless of the date of the common control combination.

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

For the years ended December 2012, 2011 and 2010, we recognized revenues in connection with expired un-activated prepaid cards and unused balances in inactive accounts of approximately $627,000, $964,000 and $712,000, respectively.

Web games developed by 7Road

See “—Revenue Recognition—Web games developed by 7Road” in Note 4(q).

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

Online Advertising Revenues

Our online advertising revenues are generated from the 17173 Business. A contract is signed to establish a fixed price and the advertising services to be provided. Based on the contracts, the 17173 Business provides advertisement placements on its Websites and/or in different formats, including, among other things, banners, links, logos, buttons, rich media and content integration.

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

The Pilot Program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. On September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing. Our online advertising revenues became subject to the Pilot Program on September 1, 2012 and are now subject to VAT, instead of Business Tax, at a rate of 6%. Online advertising revenues are recognized after deducting agent rebates and net of VAT and related surcharges.

Others Revenues

For cinema advertising revenues, a contract is signed with the advertiser to establish a fixed price and specify advertising services to be provided. Based on the contracts, we provide advertisement placements in advertising slots to be shown in theatres before the screening of movies. Revenue from cinema advertising is recognized when all the recognition criteria are met. Depending on the terms of a customer contract, fees for services performed can be recognized according to two principal methods, consisting of the proportional performance method and the straight-line method. Under the proportional performance method, fees are generally recognized based on a percentage of the advertising slots actually delivered where the fee is earned on a per-advertising slot placement basis. Under the straight-line method, fees are recognized on a straight-line basis over the contract period when the fee is not paid based on the number of advertising slots actually delivered.

Presentation of PRC Value Added Tax and Business Tax

Under ASC 605-45, the presentation of taxes on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision determined by management.

As VAT imposed on online advertising and cinema advertising revenues and VAT imposed on 7Road’s revenues deemed to be from the sale of software are considered as substantially different in nature, we determined that it is reasonable to apply the guidance separately for these two types of VAT. VAT payable on online advertising and cinema advertising revenues is the difference between the output VAT (at a rate of 6%) and available input VAT amount (at the rate applicable to the supplier) which is the VAT paid to suppliers in relation to the cost for provision of online advertising and cinema advertising services. On the other hand, VAT is payable by 7Road at an effect effective rate of 3% of revenues deemed to be from the sale of software, irrespective of the availability of any input VAT, under preferential VAT treatment provided to 7Road by the local tax bureau.

We adopted the net presentation method for our MMOG revenues, online advertising revenues and cinema advertising revenues and adopted the gross presentation method for the revenues of 7Road deemed to be derived from the sale of software.

Under the net presentation method, the revenues were net of business tax (at a rate of 5%) or value added tax (at a rate of 6%), as applicable.

Under the gross presentation method, we present PRC VAT on a gross basis, by which VAT collected from customers at a rate of 17% is included in revenues, and the net VAT payment at the effective PRC VAT rate of 3% is included in cost of revenues, because we consider 7Road’s 17% VAT obligation and its entitlement to a 14% VAT refund as one integrated preferential VAT policy.

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

For the years ended December 31, 2012, 2011 and 2010, our share-based compensation expenses amounted to $3.7 million, $6.1 million and $9.6 million, respectively.

We have used a retrospective valuation for the determination of fair value of ordinary shares and RSUs granted by 7Road.com Limited, or 7Road Cayman, to its employees. We used the discounted cash flow, or DCF, method of the income approach to derive the fair value of 7Road Cayman’s ordinary shares. The determination of the fair value of 7Road Cayman’s ordinary shares required complex and subjective judgments to be made regarding its projected financial and operating results, its unique business risks, the liquidity of its shares and its operating history and prospects at the time of valuation. The income approach involves applying an appropriate discount rate to estimated cash flows that are based on earnings forecasts developed by 7Road Cayman. The assumptions used in deriving the forecasts were consistent with 7Road Cayman’s business plan.

Under the 7Road 2012 Share Incentive Plan, 2,546,250 restricted share units had been granted as of December 31, 2012. Such restricted share units will not be vested until 7Road’s completion of a firm commitment underwritten IPO of its shares resulting in a listing on an internationally recognized exchange and the expiration of all underwriters’ lockup periods applicable to the IPO. An IPO event is not considered to be probable until it is completed. Under ASC 718, compensation cost should not be accrued if it is not probable that the performance condition will be achieved. As a result, no compensation expense will be recognized relating to these restricted share units until the completion of an IPO, and hence no share-based compensation expense was recognized for the year ended December 31, 2012.

Determination of the Fair Value of Contingent Consideration

The acquisition of 7Road includes a contingent consideration arrangement that requires additional consideration to be paid by us based on the future financial performance of 7Road through December 31, 2012. The range of the undiscounted amounts we could pay under the contingent consideration agreement is between $nil and $32.8 million. The fair value of the contingent consideration of $28.05 million recognized on the acquisition date was estimated by an independent valuation firm, with the income approach applied. There were no indemnification assets involved. Based on 7Road’s performance having exceeded the milestone level for the year ended December 31, 2012, we recorded a change in fair value of the contingent consideration of $2.2 million in other expense.

Mezzanine Equity

On May 11, 2011, we, through Gamease, acquired 68.258% of the equity interests in 7Road and began to consolidate 7Road’s financial statements on June 1, 2011.

Mezzanine equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in 7Road to us at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or the Stock Exchange of Hong Kong. The put option will expire in 2014. Since the occurrence of the put is not solely within our control, we classify the non-controlling interest as mezzanine equity instead of permanent equity in our consolidated financial statements.

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

On June 21, 2012, 7Road’s Chief Executive Officer surrendered to 7Road, without consideration, ordinary shares of 7Road.com Limited, representing 5.1% of the then outstanding ordinary shares of 7Road, to be used for grants of equity incentive awards under the 7Road 2012 Share Incentive Plan. As a result, the noncontrolling interest decreased to 28.074% of 7Road and Changyou’s interest in 7Road increased to 71.926%.

Under ASC 480-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. The variance of $6.8 million caused by 7Road’s Chief Executive Officer’s surrender of shares was recorded as credit to additional paid-in capital.

For the year ended December 31, 2012, 7Road had exceeded the specified performance milestones set forth in the acquisition agreement for Changyou’s acquisition of a majority interest in 7Road, and accordingly the estimated redemption value of the noncontrolling interests in 7Road increased. The increase in the redemption value was recognized over the period from the date of management’s increased estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine-classified noncontrolling interests.

Determination of Segment Aggregation

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker, or the CODM, or a decision making group, in deciding how to allocate resources and in assessing performance. Our CODM is our chief executive officer.

Before 2011, we principally engaged in the development, operation and licensing of MMOGs and operated and managed this business as a single segment. In 2011, we expanded our business by acquisitions in the Web game, online advertising and cinema advertising businesses, and generated revenues from the operations of such businesses. With the goal of optimizing the management of operations, our CODM separately reviewed key information of each of four operating segments consisting of MMOG, Web game, online advertising and cinema advertising. We concluded that the MMOG and Web game segments have similar economic characteristics and meet all of the aggregation criteria that are required under ASC280 to aggregate identified operating segments. Hence we aggregated MMOG and Web game segments as one reportable segment under online game.

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

Subsequent to 2006, the majority of our deferred tax assets resulted from the differences between the book and tax bases of assets transferred as part of the reorganization of the MMORPG business and tax benefits from share-based compensation. As of December 31, 2007, we had recorded a full allowance against our gross deferred tax assets based on the following factors: (1) we were in a net loss position until 2007 and had no historical track record of profits to utilize the deferred tax assets; (2) uncertainty related to our entitlement to preferential tax treatment based on the new tax laws; (3) intense competition leading to uncertain success. In the years ended December 31, 2008 and 2009, we reversed the allowance previously recorded and recognized deferred tax assets to the extent such deferred tax assets are expected to be realized for certain subsidiaries. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment would be made to the deferred tax assets that would increase income for the period. If events were to occur in the future that would require us to realize less of our deferred tax assets than the presently recorded amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. As of December 31, 2012, 2011 and 2010, our net deferred tax assets were $5.0 million, $3.6 million and $2.7 million, respectively, resulting from temporary differences between accounting and tax basis.

Assessment of Impairment for Long-lived Assets, Equity Investments and Goodwill

Our long-lived assets include intangible assets, fixed assets and other assets.

Intangible assets mainly comprise definite-lived intangible assets, including operating rights of licensed games, computer software purchased from unrelated third parties, developed technologies and cinema advertising slot rights, and indefinite-lived intangible assets, including trade names, which are separable from fixed assets. We amortize the cost of intangible assets over their expected future economic lives. Fixed assets mainly comprise office building, computer equipment (including servers) and leasehold improvements, and are depreciated over the estimated useful lives of the assets on a straight-line basis. Other assets mainly represent prepayment for the purchase of an office building under construction. Management’s judgment is required in the assessment of the economic lives of intangible assets and useful lives of the fixed assets and other assets. Based on the existence of one or more indicators of impairment, we measure any impairment of intangible assets, fixed assets and other assets based on a projected discounted cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our business model. An impairment charge would be recorded if we determined that the carrying value of intangible assets, fixed assets or other assets may not be recoverable. Our estimates of future cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors. As of December 31, 2012, 2011 and 2010, our impairment charges for intangible assets were $12.4 million, $3.8 million and $2.9 million, respectively.

We continually review our investments in an investee to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near-term prospects of the investee. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies. For the years ended December 31, 2012, 2011 and 2010, our impairment losses for equity investments were $nil, $0.6 million and $nil, respectively.

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

If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss should be recognized in an amount equal to that excess. The goodwill impairment losses for the years ended December 31, 2012, 2011 and 2010 were $nil, $5.2 million and $nil, respectively.

Short-term Investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in our consolidated statements of comprehensive income. To estimate fair value, we refer to the quoted rate of return provided by banks at the end of each period using discounted cash flow method. We classify the valuation techniques that use these inputs as Level 2 of fair value measurement. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2012, 2011 and 2010, we recorded changes in the fair value of short-term investments in our consolidated statements of comprehensive income of $1.5 million, $659,000 and $nil, respectively.

Determination of Functional Currencies

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries and our VIEs in China is the RMB. The functional currency of our subsidiary in the United Kingdom is the British Pound, the functional currency of our subsidiary in Malaysia is the Malaysian Ringgit, the functional currency of our subsidiary in Korea is the Korean Won, the functional currency of our subsidiaries in Hong Kong and the United States of America is the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates. Normally, that is the currency of the environment in which it primarily generates and expends cash. Management’s judgment is essential in the determination of the functional currency which is made by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. Assets and liabilities of our subsidiaries and VIEs in China are translated into U.S. dollars, our reporting currency, at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the current exchange rate in effect during the reporting period. Foreign currency translation adjustments are not included in determining net income for the period but are accumulated in a separate component of consolidated equity on the balance sheet. The accumulated foreign currency translation adjustment as of December 31, 2012, 2011 and 2010 was a gain of $38.1 million, $34.7 million and $12.9 million, respectively.

Year to Year Comparisons

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Total revenues increased by $138.8 million to $623.4 million for the year ended December 31, 2012, compared to $484.6 million for the year ended December 31, 2011. The increase was mainly due to the ongoing popularity of our flagship game TLBB and Wartune in China in 2012, a full year’s revenue contribution from 7Road, and revenue growth of the 17173 Business.

Cost of Revenues. Our cost of revenues increased by $37.0 million to $104.5 million for the year ended December 31, 2012, compared to $67.5 million for the year ended December 31, 2011. The increase was primarily due to an increase in our salary and benefits expenses, which increased by $11.6 million to $28.6 million for the year ended December 31, 2012, compared to $17.0 million for the year ended December 31, 2011, our depreciation and amortization costs, which increased by $6.6 million to $14.8 million for the year ended December 31, 2012, compared to $8.2 million for the year ended December 31, 2011, our bandwidth leasing and communication costs, which increased by $5.5 million to $17.9 million for the year ended December 31, 2012, compared to $12.4 million for the year ended December 31, 2011, our revenue-based royalty payments to the game developers, which increased by $2.3 million to $6.3 million for the year ended December 31, 2012, compared to $4.0 million for the year ended December 31, 2011, and 7Road’s net PRC VAT, which increased by $2.2 million to $2.8 million for the year ended December 31, 2012, compared to $0.6 million for the period between May 11, 2011 and December 31, 2011. In addition, we incurred costs of $20.0 million for our cinema advertising business for the year ended December 31, 2012, compared to $13.8 million for the year ended December 31, 2011.

Gross Profit. As a result of the foregoing, our gross profit increased by $101.8 million to $518.9 million for the year ended December 31, 2012, compared to $417.1 million for the year ended December 31, 2011. Our gross margin was 83.2% and 86.1%, respectively, for the years ended December 31, 2012 and December 31, 2011. The decrease in gross margin was mainly due to an increase in salaries and benefits, an increase in depreciation and amortization costs, higher bandwidth costs incurred and higher expenses related to licensed games in 2012, as well as a higher negative gross margin from our cinema advertising business in 2012.

Operating Expenses

•

Product Development Expenses. Product development expenses increased by $21.6 million to $73.8 million for the year ended December 31, 2012, compared to $52.2 million for the year ended December 31, 2011. The increase was primarily because salary and benefits expense increased by $16.9 million to $55.7 million for the year ended December 31, 2012 compared to $38.8 million for the year ended December 31, 2011, due to our hiring of more game engineers, content and license expenses increased by $2.1 million to $7.0 million for the year ended December 31, 2012, compared to $4.9 million for the year ended December 31, 2011, facilities expenses increased by $1.0 million to $3.8 million for the year ended December 31, 2012, compared to $2.8 million for the year ended December 31, 2011, and depreciation and amortization expense increased by $1.0 million to $4.0 million for the year ended December 31, 2012, compared to $3.0 million for the year ended December 31, 2011.

•

Sales and Marketing Expenses. Sales and marketing expenses increased by $10.7 million to $60.6 million for the year ended December 31, 2012, compared to $49.9 million for the year ended December 31, 2011. The increase was primarily due to an increase in advertising expense increased by $8.9 million to $42.3 million for the year ended December 31, 2012, compared to $33.4 million for the year ended December 31, 2011, salary and benefits increased by $1.4 million to $13.3 million for the year ended December 31, 2012 due to the hiring of more sales and marketing professionals, compared to $11.9 million for the year ended December 31, 2011, and facilities expense increased by $0.4 million to $1.6 million for the year ended December 31, 2012, compared to $1.2 million for the year ended December 31, 2011

•

General and Administrative Expenses. General and administrative expenses increased by $3.8 million to $33.5 million for the year ended December 31, 2012, compared to $29.7 million for the year ended December 31, 2011. The increase was primarily due to increases in salary and benefits expense, which increased by $2.6 million to $17.5 million for the year ended December 31, 2012, compared to $14.9 million for the year ended December 31, 2011, travelling and entertainment expense, which increased by $0.8 million to $2.2 million for the year ended December 31, 2012, compared to $1.4 million for the year ended December 31, 2011, and professional expense, which increased by $0.3 million to $6.8 million for the year ended December 31, 2012, compared to $6.5 million for the year ended December 31, 2011.

•

Goodwill Impairment and Impairment of Intangibles via Acquisitions of Businesses. We incurred an impairment loss of $2.9 million for the year ended December 31, 2012, which primarily comprised impairment of intangibles via acquisitions of businesses, which were fully impaired, compared to an impairment loss of $5.4 million for the year ended December 31, 2011, which primarily comprised impairment of goodwill in the amount of $5.2 million arising from our acquisition in the cinema advertising business, and impairment of an acquired tradename in the amount of $0.2 million.

Operating Profit. As a result of the foregoing, we had operating profit of $348.1 million for the year ended December 31, 2012, compared to an operating profit of $279.8 million for the year ended December 31, 2011.

Interest Income. For the year ended December 31, 2012 interest income was $15.9 million, compared to $11.9 million for the year ended December 31, 2011. The increase was primarily due to an increase in our average cash balance for the year and increases in interest rates.

Foreign Currency Exchange Loss. For the year ended December 31, 2012, foreign currency exchange loss was $0.6 million, compared to $0.6 million for the year ended December 31, 2011.

Interest Expense. For the year ended December 31, 2012, interest expense was $2.2 million, compared to $7,000 for the year ended December 31, 2011. The increase was primarily due to interest expense on the bank loans of $2.1 million.

Other Income/(Expenses). For the year ended December 31, 2012, other income/(expense) represent other expense of $0.2 million, compared to other income of $0.5 million for the year ended December 31, 2011.

Income Tax Expense. Income tax expense was $67.4 million for the year ended December 31, 2012, compared to $43.6 million for the year ended December 31, 2011. The increase was in line with the increase in our profit before income tax and withholding tax for distribution of a cash dividend.

Net Income Attributable to Mezzanine Classified Non-controlling Interest. In accordance with ASC subtopic 480-10, we calculate, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii). For the year ended December 31, 2012, the accretion charge was $11.2 million, compared to $2.6 million for the year ended December 31, 2011.

Net Income Attributable to Changyou.com Limited. As a result of the foregoing, we had net income attributable to Changyou.com Limited of $282.4 million for the year ended December 31, 2012, compared to net income of $245.5 million for the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues . Total revenues increased by $130.5 million to $484.6 million for the year ended December 31, 2011, compared to $354.1 million for the year ended December 31, 2010. The increase was mainly due to the ongoing popularity of our flagship game TLBB and overall increases in active paying accounts for our MMOGs, revenue contribution from 7Road, revenue contribution from the newly launched DMD and restated revenue contribution from the 17173 Business. For the three months ended December 31, 2011, the aggregate active paying accounts of our MMOGs in China increased by 19% to 3.2 million, from 2.7 million for the three months ended December 31, 2010.

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

Operating Profit . As a result of the foregoing, we had operating profit of $279.8 million for the year ended December 31, 2011, compared to an operating profit of $222.4 million for the year ended December 31, 2010.

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

Other Income/(Expenses). For the year ended December 31, 2011, other income/(expense) represent income of $0.5 million, compared to other expense of $1.4 million for the year ended December 31, 2010. The other expense consisted primarily of loss from interests in equity investees.

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

On August 6, 2012 our Board of Directors declared, and on September 21, 2012 we paid to our shareholders, a special one-time cash dividend in the total amount of $200.9 million, of which $136.3 million was paid to Sohu.com (Game) Limited.

During 2012, we drew down bridge loans from offshore banks of $239.4 million, which were secured by an equivalent or greater amount of RMB deposits in onshore branches of those banks, totaling $246.6 million. As of December 31, 2012, $140.0 million of the loan amount carried a floating rate of interest based on the London Inter-Bank Offered Rate and $99.4 million carried a fixed rate of interest.

As of December 31, 2012, we had cash and cash equivalents and short-term investments of approximately $418.4 million. As of December 31, 2011, we had cash and cash equivalents and short-term investments of approximately $348.0 million. Cash equivalents primarily comprise time deposits.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments and capital expenditures over the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	($ in thousands)
Net cash provided by operating activities	207,259	276,602	340,436
Net cash used in investing activities	(87,708)	(316,649)	(314,696)
Net cash (used in) provided by financing activities	(3,001)	—	8,739
Effect of exchange rate changes on cash and cash equivalents	7,527	19,431	1,749

Net increase (decrease) in cash and cash equivalents	124,077	(20,616)	36,228
Cash and cash equivalents at beginning of the year	226,950	351,027	330,411

Cash and cash equivalents at end of the year	351,027	330,411	366,639

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2012 was $340.4 million, which was primarily attributable to (i) net income of $293.6 million, (ii) depreciation and amortization of $38.0 million, (iii) an increase in deferred tax expense of $9.7 million.

Net cash provided by operating activities for the year ended December 31, 2011 was $276.6 million, which was primarily attributable to (i) net income of $248.0 million, (ii) depreciation and amortization of $28.8 million, (iii) an increase in receipts in advance and deferred revenue of $14.9 million.

Net cash provided by operating activities for the year ended December 31, 2010 was $207.3 million, which was primarily attributable to the following factors: (i) net income of $194.7 million, (ii) depreciation and amortization of $9.2 million (iii) share-based compensation expenses of $9.6 million.

Investing Activities

For the year ended December 31, 2012, net cash used in investing activities was $314.7 million and was primarily attributable to cash paid in relation to restricted time deposits of $244.6 million, purchase of short-term investments of $32.6 million, purchase of intangible assets and other assets for $22.7 million, and purchase of fixed assets of $11.7 million.

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

Financing Activities

For the year ended December 31, 2012, net cash provided by financing activities was $8.7 million, which was primarily due to our receipt of the proceeds of bridge loans from offshore banks of $239.4 million, a dividend distribution to our shareholders of $200.9 million, repayment of promissory note of $16.0 million and payment of contingent consideration of $13.1 million.

For the year ended December 31, 2011, no net cash was (used in) provided by financing activities.

For the year ended December 31, 2010, net cash used in financing activities was $3.0 million, which was due to repayment of short-term loan borrowed by an acquired entity from third parties prior to the acquisition.

Restrictions on Cash Transfers to Us

To fund any cash requirements from time to time, we may need to rely on dividends, loans or advances made by our PRC subsidiaries. We conduct substantially all of our operations in PRC through our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, which generate most of our operating revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our subsidiaries AmazGame, 7Road Technology, Gamespace and ICE Information have entered into a number of contracts with their corresponding VIEs to provide services to such VIEs in return for cash payments. In order for us to receive any dividends, loans or advances from AmazGame, 7Road Technology, Gamespace and ICE Information, or to distribute any dividends to our shareholders and ADS holders from operating income sources, we will need to rely on these payments made from our VIEs to AmazGame, 7Road Technology, Gamespace and ICE Information. Depending on the nature of services provided by these PRC subsidiaries to their corresponding VIEs, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that a PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

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

Any dividends paid by any of our PRC subsidiaries to its direct holding company in Hong Kong will be subject to a withholding tax at a rate of at least 5% and could be as high as 10%, which will reduce the amount of cash available for distribution to us. See “Risk Factors—Risks related to Doing Business in China—There are significant uncertainties under the Corporate Income Tax Law of the PRC, or the CIT Law, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.” in Item 3.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

We believe that our existing cash is sufficient to sustain our operations for at least the next twelve months.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $34.5 million, $100.3 million and $74.9 million, respectively, for the years ended December 31, 2012, 2011 and 2010.

In August 2010, we entered into agreements with a property developer for the purchase of an office building to be built in Beijing at a price of approximately $158.5 million. The office building is to serve as our headquarters and has an area of approximately 56,549 square meters. In accordance with the agreement, the property developer started construction in the first half of 2011 and is expected to complete construction and deliver the building to us during the first half of 2013. We will pay the purchase price in installments from 2010 to 2013, upon completion of various milestones. As of December 31, 2012, we had paid to the property developer $126.0 million, from funds generated from our operations.

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

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012 (in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Office building constructed by a third-party	32,527	32,527	—	—
Office rental	8,388	5,660	2,728	—
Bandwidth leasing charges	5,910	5,255	655	—
Fees for games development services and in-progress games	4,560	2,013	2,547	—
Others	3,186	2,981	205	—

Total	54,571	48,436	6,135	—

Other than the obligations set forth above, we did not have any material capital commitments, long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2012.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment.” The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30. The revised guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. This amendment will not have a material effect on our financial position, results of operations or liquidity.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material effect on our financial position, results of operations or liquidity.

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

Directors and Executive Officers	Age	Position
Charles Zhang	48	Chairman of the Board of Directors
Tao Wang	37	CEO and Director
Dewen Chen	37	President
Alex Ho	38	Chief Financial Officer
Xiaojian Hong	35	Chief Operating Officer
Wendy Pan	45	Chief Information Officer
Dave De Yang (1)	47	Independent Director
Baoquan Zhang (1)	55	Independent Director
Xiao Chen (1)	49	Independent Director

(1)	Member of the audit committee of our Board of Directors.

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

Tao Wang is our CEO and a director. Mr. Wang has over 15 years of experience in the computer game industry in China and was one of the principal founders of our online game business. Prior to our carve-out from Sohu, Mr. Wang served as Sohu’s Vice President of MMORPG business. Mr. Wang joined Sohu in December 2004 and was instrumental in the ramp up of our MMORPG business and played a key role in the success of TLBB. Prior to joining Sohu, Mr. Wang worked at Sina and was the Managing Technology Director for its iGAME development and operations. From 2001 to 2003, Mr. Wang served as the Vice President and Chief Technology Officer of Beijing Tian Ren Interactive Software Technologies Co. Ltd., a PRC games distributor and operator. From 1998 to 2001, Mr. Wang was a project manager at Object Software (Beijing) Limited, one of the pioneer games and multi-media software developers in China, responsible for its PC console games, Internet games and multi-media educational software development. From 1997 to 1998, Mr. Wang worked at Fuzhou Wai Xin Software Technologies Co. Ltd. as a software development engineer. Mr. Wang received a bachelor’s degree in Engineering from Hangzhou Industrial Electronics Institute.

Dewen Chen is our President and was one of the principal founders of our online game business. Mr. Chen joined Sohu in 2005 as a business manager, responsible for building our sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu’s games products. Prior to our carve out from Sohu, Mr. Chen was the Director of Marketing & Operations of the MMORPG business of Sohu. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

Alex Ho is our Chief Financial Officer. Prior to our initial public offering, Mr. Ho was the Senior Finance Director of Sohu, which he joined in January 2005. Prior to joining Sohu, Mr. Ho worked at Arthur Andersen & Co. and PricewaterhouseCoopers in Hong Kong and Beijing, where he was a Senior Manager of Assurance and Business Advisory. With an extensive knowledge of and background in both U.S. and Chinese accounting principles and tax laws, financial management and SEC reporting, Mr. Ho has helped companies through executing mergers and acquisitions in Asia, restructuring businesses, completing the initial public offering process for international markets, as well as compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Mr. Ho has a bachelor’s degree in Finance and Accounting from the University of Hong Kong. Mr. Ho is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Xiaojian Hong is our Chief Operating Officer and was one of the principal founders of our MMORPG business. Mr. Hong has significant experience in the security, efficiency and stability of online games software and operations. Prior to our carve-out from Sohu, Mr. Hong was a Senior Manager of Sohu and played a key role in building Sohu’s MMORPG software development division and was responsible for strategic planning for technology framework design and module development for our MMORPG business. From 2004 to 2005, Mr. Hong worked at Sina and was a research and development manager of its iGAME project. From 2001 to 2004, Mr. Hong was the Manager of Research and Development of Beijing Tian Ren Interactive Software Technologies Co. Ltd., responsible for in-house digital games design and development and introduction, distribution and localization of popular overseas games products. From 1999 to 2001, Mr. Hong was a project manager of Object Software (Beijing) Limited. Mr. Hong received a bachelor’s degree in Engineering from Beijing Technology University.

Wendy Pan is our Chief Information Officer. Prior to joining us, from 1997 to 2012, Ms. Pan worked as a senior executive at Huawei Technology Co., Ltd., where she was mainly responsible for managing the execution of Huawei’s strategies in certain areas and for project management, as well as leading teams on transformational projects that included the implementation of IPD (integrated product development) and IFS (integrated financial services). She has experience in strategic decoding and planning and played a leading role in designing and implementing construction management systems. Prior to joining Huawei Technology Co., Ltd., Ms. Pan worked as a development engineer and a factory branch director in the Sichuan Posts and Telecommunications Equipment Factory from 1989 to 1997. Ms. Pan received her bachelor’s degree in automatic control from Haerbin College of Shipbuilding Engineering in 1989.

Dave Yang has served as an independent director and a member of our audit committee since April 2009. Mr. Yang has been serving a role of CFO for Reckitt Benckiser North Asia region including China, Hong Kong, Taiwan, Japan and Korea since September 2012. Prior to this role, Mr. Yang had worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to such role, he served as acting controller of McDonald’s India and Indonesia and as a senior director of McDonald’s Corporation in Asia Pacific, Middle East and Africa division where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has a master of business administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in Physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Baoquan Zhang has served as an independent director and a member of our audit committee since April 2009. Mr. Zhang is the President of Antaeus Group, which he founded in the early 1990s and is one of the largest operators of tourism and holiday industries in China. The Antaeus Group has branched out to the entertainment industry with its investment in the Chinese film, Ip Man, a film about a legendary Kung Fu master. Mr. Zhang also operates the Today Art Gallery, a large non-profit art gallery in Beijing. In June 2008, Mr. Zhang received the 2008 Mont Blanc de la Culture Arts Patronage Award, presented by the German luxury goods manufacturer to honor those who have dedicated time, energy and financial support to the arts and cultural development around the world. Mr. Zhang also publishes several art books. Mr. Zhang is a member of the Chinese Writers Association and the Chinese Calligraphers Association. He received a bachelor’s degree in Art from the Beijing Film Academy.

Dr. Xiao Chen has served as an independent director and a member of our audit committee since August 2012. Dr. Chen is a professor in and chairperson of the Department of Accounting of the School of Economics and Management at Tsinghua University. For the past 15 years, he has been teaching and conducting academic research in the fields of accounting and taxation at Tsinghua University. He is a board member of the China Accounting Society and the China International Taxation Society. Since August 2007, Dr. Chen has served on the board of directors and as the chairman of the audit committee of Noah Education Holdings Ltd, a public company listed on the New York Stock Exchange. Since 2011, he has also served as an independent director of China First Chemical Holdings Ltd, a company listed on Hong Kong Stock Exchange. Prior to 2012, he served as an independent director of five public companies listed on the Shanghai and Shenzhen Stock Exchanges. Dr. Chen received a bachelor’s degree in engineering from the Wuhan Institute of Chemical Engineering in 1983, a master’s degree in management from the University of Science and Technology of China in 1989, and a Ph.D. in economics from Tulane University in 1996.

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid an aggregate of approximately $7.0 million in cash compensation to our executive officers. We paid an aggregate of $0.2 million in cash compensation to our non-executive directors other than Dr. Charles Zhang. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

Changyou.com Limited 2008 Share Incentive Plan

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

Plan Administration. Our Board of Directors or our compensation committee administers our share incentive plan and determines the terms and conditions of awards.

Types of Awards. The following is a summary of the awards that may be granted under our 2008 Share Incentive Plan.

•

Options. Provide for the right to purchase our ordinary shares at a specified exercise price subject to vesting, and generally will become exercisable in four equal annual installments beginning on the first anniversary of the date of grant.

•	Restricted Shares. A sale of ordinary shares at a price determined by our board or our compensation committee or a grant of our ordinary shares, in each case subject to vesting terms.

•

Restricted Share Units. Represent the right to receive our ordinary shares, subject to vesting. Restricted share units will generally be settled upon vesting, either by our delivery to the holder of the number of ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying ordinary shares. If any of the restricted share units that are settleable in Class B ordinary shares expire without settlement, such underlying Class B ordinary shares will be automatically converted into Class A ordinary shares and such Class A ordinary shares so converted will become available for future issuance under our 2008 Share Incentive Plan.

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

7Road 2012 Share Incentive Plan

On July 10, 2012, 7Road adopted the 7Road 2012 Share Incentive Plan, which initially provided for the issuance of up to 5,100,000 Class A ordinary shares of 7Road (amounting to 5.1% of the then outstanding 7Road Cayman shares on a fully-diluted basis) to selected directors, officers, employees, consultants and advisors of 7Road. On November 2, 2012, the number of Class A ordinary shares available for issuance under the 7Road 2012 Share Incentive Plan was increased to 15,100,000 shares (amounting to 13.7% of the outstanding 7Road Cayman shares on a fully diluted basis).

Plan Administration. 7Road’s board of directors or compensation committee administers the 7Road 2012 Share Incentive Plan and determines the terms and conditions of awards.

Types of Awards. The following is a summary of various awards that may be granted under the 7Road 2012 Share Incentive Plan.

•

Options. Provide for the right to purchase 7Road Class A ordinary shares at a specified exercise price subject to vesting according to a vesting schedule determined by 7Road’s board of directors or compensation committee.

•

Restricted Shares. A sale of 7Road Class A ordinary shares at a price determined by 7Road’s board of directors or compensation committee or a grant of 7Road Class A ordinary shares, in each case subject to vesting terms.

•

Restricted Share Units. Represent the right to receive 7Road Class A ordinary shares, subject to vesting. Restricted share units will generally be settled upon vesting, either by 7Road Cayman’s delivery to the holder of the number of 7Road Cayman Class A ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying Class A ordinary shares.

Award Document. Awards granted under the 7Road 2012 Share Incentive Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by 7Road’s board of directors or compensation committee in its sole discretion.

Termination of the Share Incentive Plan. The 7Road 2012 Share Incentive Plan will terminate in July 2022. The board of directors of 7Road Cayman may amend, suspend, or terminate the 7Road 2012 Share Incentive Plan at any time; provided, however, that the board of directors of 7Road Cayman must first seek the approval of the participants of the 7Road 2012 Share Incentive Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

In July 2012, 7Road granted restricted share units settleable upon vesting by the issuance of an aggregate of 2,546,250 Class A ordinary shares of 7Road, with vesting in installments of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of the grant date and vesting subject to the additional conditions that 7Road complete a firm commitment underwritten initial public offering of its Class A ordinary shares resulting in a listing on an internationally recognized exchange and all underwriters’ lockup periods applicable to such offering expire.

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

As of December 31, 2012, we had granted the following restricted shares and restricted share units to our directors and executive officers pursuant to our 2008 Share Incentive Plan.

Directors and Executive Officers	Restricted Shares and Restricted Share Units		Date of Grant	End of Vesting Period
Tao Wang	8,000,000	(1)	January 15, 2009	February 1, 2012
Dewen Chen	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April 21, 2013
Alex Ho	*	(2)	January 15, 2009	February 1, 2012
	*	(3)	April 21, 2009	April 21, 2013
Xiaojian Hong	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April 21, 2013
Wendy Pan	—		—	—

(1)	Class B restricted shares. As of December 31, 2012, 8,000,000 of such Class B restricted shares have become vested and are no longer subject to forfeiture.
(2)	Restricted share units settleable in Class B ordinary shares.
(3)	Restricted share units settleable in Class A ordinary shares.
*	Less than 1% of our total outstanding voting securities.

Board of Directors

Our Board of Directors currently consists of Dr. Charles Zhang, Tao Wang, Dave De Yang, Baoquan Zhang and Xiao Chen. Our directors are elected by the holders of our ordinary shares and will hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our memorandum and articles of association. Dr. John Zhuang Yang, who had been a member of our board of directors since April 2009, did not stand for re-election at our annual general meeting of shareholders held in August 2012 and Xiao Chen was elected as a director by our shareholders at the meeting. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the NASDAQ Listing Rules. A controlled company need not comply with the applicable NASDAQ corporate governance rules requiring its Board of Directors to have a majority of independent directors and independent compensation and corporate governance and nominating committees. Because more than 50% of the voting power of our company is held by Sohu, we qualify as a “controlled company” under the NASDAQ Listing Rules, and we avail ourselves of the controlled company exception provided under those rules. In the event that we are no longer a controlled company, a majority of our Board of Directors will be required to be independent and it will be necessary for us to have compensation and corporate governance and nominating committees that are composed entirely of independent directors, subject to a phase-in period during the first year we cease to be a controlled company, unless we invoke the home country exception to such requirement available to foreign private issuers, such as us, under the NASDAQ Listing Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee currently consists of Dave De Yang, Baoquan Zhang and Xiao Chen. Dr. John Zhuang Yang, who had been a member of our audit committee since April 2009, ceased to be a director and a member of our audit committee in August 2012 after his term expired and Mr. Chen, after his election as a director, was appointed by our board of directors to be a member of our audit committee to fill the vacancy created by Mr. Yang’s departure. Our Board of Directors has determined that Dave De Yang, Baoquan Zhang and Xiao Chen satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 5605 of the NASDAQ Listing Rules. In addition, our Board of Directors has determined that Dave De Yang meets the criteria of an audit committee financial expert as set forth under the applicable SEC rules and Rule 5605(c)(2) of the NASDAQ Listing Rules. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our board, and will be posted on our Website at www.changyou.com. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	overseeing our accounting and financial reporting processes and audits of the financial statements of our company;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act and in the NASDAQ Listing Rules;

•	discussing the annual audited financial statements with management and the independent auditors;

•

reviewing major issues as to the adequacy of our internal controls over financial reporting and any special audit steps adopted in the light of any significant deficiencies or materially weakness in our internal controls; and

•	meeting separately and periodically with management and the independent auditors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests and for a proper purpose. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder in our name may have the right to seek various remedies in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the Board of Directors.

Employees

As of December 31, 2010, 2011, and 2012, we had 2,266, 3,297 and 4,414 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2012:

	As of December 31, 2012
	Number	Percentage
Product development	1,734	39.3%
Game operations (1)	1,394	31.6%
Sales and marketing	599	13.6%
Customer service	309	7.0%
General and administration	378	8.5%

Total	4,414	100.0%

(1)	Includes technical support employees.

In addition, as of December 31, 2012, we had 180 part-time employees. None of our employees are represented by a labor union. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2013 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	*	*
Tao Wang(2)	14,040,000	13.2%
Dewen Chen	*	*
Alex Ho	*	*
Xiaojian Hong	*	*
Wendy Pan	—	—
Dave De Yang	—	—
Xiao Chen	—	—
Baoquan Zhang	—	—
Principal Shareholder:
Sohu.com (Game) Ltd.(3)	71,750,000	67.7%
Prominence Investments Ltd.(2)	14,040,000	13.2%

*	Less than 1% of our total outstanding voting securities.
(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units that will vest within 60 days after February 28, 2013. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(2)	Consists of 14,040,000 Class B ordinary shares held of record by Prominence. Prominence is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our CEO, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore. All of the Class B restricted shares beneficially held by Mr. Wang were vested as of the date of this annual report. The 14,040,000 Class B ordinary shares held of record by Prominence represent approximately 16.2% of the voting power of all issued and outstanding ordinary shares of Changyou. If Mr. Wang were to breach any of the non-competition, non-solicitation or non-infringement covenants under the subscription agreement under which these Class B restricted shares were issued, the 2,000,000 of these Class B restricted shares that became vested on February 1, 2012 would be forfeited to Sohu.com (Game) Limited.
(3)	Consists of 1,500,000 Class A ordinary shares, which are represented by 750,000 ADSs, and 70,250,000 Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112 , Cayman Islands. The Class A ordinary shares (represented by ADSs) and the Class B ordinary shares held by Sohu.com (Game) Ltd. collectively represent approximately 81.4% of the voting power of all issued and outstanding ordinary shares of Changyou.

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

All of 21,740,168 Class A ordinary shares issued and outstanding as of February 28, 2013, or approximately 20.5% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of the date of this annual report, Sohu held approximately 67.7% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 81.4% of the total voting power in Changyou. As of December 31, 2012, Sohu continues to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with our VIEs and their Shareholders

PRC laws currently restrict foreign ownership of online game businesses. To comply with PRC laws, we conduct a significant part of our game operations and distribution businesses and the 17173 Business through contractual arrangements between our PRC subsidiaries AmazGame, 7Road Technology, Gamespace and ICE Information and their corresponding VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE and their respective shareholders. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by Dewen Chen, our President. The equity interests in Shenzhen 7Road are owned 68.258% by our VIE Gamease, which is a PRC company, 25.59% by Kai Cao, 7Road’s Chief Executive Officer, 1.972% by Shuqi Meng, 7Road’s Chief Operating Officer, 2.09% by Chunyan Long, 7Road’s Chief Technology Officer, and 2.09% by Zhiyi Yang, 7Road’s Vice President. The equity interests in Shanghai ICE are owned by Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. The following is a summary of the agreements currently in effect:

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

Contractual Arrangements with Shenzhen 7Road and its Shareholders

•

Equity Interest Purchase Right Agreements among 7Road Technology, Shenzhen 7Road and Shenzhen 7Road’s shareholders. Under these agreements, 7Road Technology and any third party designated by 7Road Technology have the right, exercisable at any time during the term of the agreements, if and when it is legal to do so under PRC law, to purchase from any of the Shenzhen 7Road’s shareholders all or any part of their shares in Shenzhen 7Road at a nominal purchase price. Each of these agreements has a term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable early only if Shenzhen 7Road’s or 7Road Technology’s existence is terminated, by mutual agreement of the parties or upon the written request of 7Road Technology.

•

Equity Interest Pledge Agreements among 7Road Technology, Shenzhen 7Road and Shenzhen 7Road’s shareholders. Under these agreements, the shareholders of Shenzhen 7Road agreed to pledge to 7Road Technology their equity interests in Shenzhen 7Road to secure the performance of their respective obligations and Shenzhen 7Road’s obligations under the various VIE-related agreements. If any of the shareholders of Shenzhen 7Road or Shenzhen 7Road breaches his or its obligations under any VIE-related agreements, 7Road Technology is entitled to exercise its rights as the beneficiary under the Equity Interest Pledge Agreements. These agreements terminate only after all of the respective obligations of the shareholders and of Shenzhen 7Road under the various VIE-related agreements are no longer in effect.

•

Business Operation Agreement among 7Road Technology, Shenzhen 7Road, Gamease and four individual shareholders of Shenzhen 7Road. This agreement grants to 7Road Technology the right to control the actions of Shenzhen 7Road and the shareholders of Shenzhen 7Road in their capacities as such. This agreement has a term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable early if the existence of Shenzhen 7Road or 7Road Technology is terminated, by mutual agreement of the parties or upon the written request of 7Road Technology.

•

Powers of Attorney executed by the shareholders of Shenzhen 7Road in favor of 7Road Technology. These powers of attorney give 7Road Technology the exclusive right to appoint designees to act on behalf of each of the five shareholders of Shenzhen 7Road in connection with all actions to be taken by Shenzhen 7Road requiring shareholder approval.

•

Technology Development and Utilization Service Agreement between 7Road Technology and Shenzhen 7Road. Under this agreement, 7Road Technology has the exclusive right to provide product development and application services and technology support to Shenzhen 7Road for a fee based on Shenzhen 7Road’s revenues, that is not less than a majority of Shenzhen 7Road revenues for the contract period. The fee can be adjusted by 7Road Technology at any time in its sole discretion. This agreement will terminate if the existence of 7Road Technology or Shenzhen 7Road is terminated, by mutual agreement of the parties or upon failure to perform due to a force majeure event.

•

Services and Maintenance Agreement between 7Road Technology and Shenzhen 7Road. Pursuant to this agreement, 7Road Technology provides marketing and maintenance services to Shenzhen 7Road in exchange for a fee equal to the cost of providing such services plus a predetermined margin. This agreement will terminate if the existence of 7Road Technology or Shenzhen 7Road is terminated, by mutual agreement of the parties or upon failure to perform due to a force majeure event.

•

Spousal Consent Letter signed by the spouse of each of the shareholders of Shenzhen 7Road who is a married individual, in which the spouse agrees that the equity interests of Shenzhen 7Road owned by such shareholder will be disposed of only in accordance with the applicable Equity Interest Purchase Right Agreement, Equity Interest Pledge Agreement, Business Operation Agreement and other related agreements executed by the shareholder. Such spouse further agrees that such equity interests do not constitute community property with such shareholder and waives irrevocably and unconditionally all rights and benefits with respect to such equity interests, including the right to sue in any court, under all applicable law.

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

Transactions and Agreements with Sohu in connection with the carve-out of our MMORPG Business from Sohu

Expenses charged from Sohu for sales and marketing services and certain other services in connection with our MMOG business amounted to $14.0 million, $6.0 million and $7.5 million, respectively, for the years ended December 31, 2012, 2011 and 2010. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate general administrative expenses allocated from Sohu were $27,000, $1.5 million and $1.5 million, respectively, for the years ended December 31, 2012, 2011 and 2010.

During the years ended 2009, 2010, 2011 and 2012, we continued to use the Sohu logo, to purchase banner advertisements from Sohu, and, before our acquisition of the 17173 Business from Sohu on December 15, 2011, to pay Sohu to include advertisements for and links to our MMOGs on the 17173.com Website. For each of such banner advertisement and link placements, we paid Sohu at the same rates as Sohu charges third parties for such placements. We also used Sohu’s PEAK online billing system and used Sohu to provide links to our MMOG Website on Sohu.com’s main Website, for which we paid Sohu at a rate comparable to the rates charged by third-party providers for similar services and placements. In 2013, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our Board of Directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Listing Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee is required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

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

Amended and Restated Non-Competition Agreement

We and Sohu revised our existing non-competition agreement to provide Sohu’s agreement not to compete with us in the 17173 Business for a period of five years following the closing of our acquisition of the 17173 Business and to remove the prior prohibition on our competing with Sohu in the 17173 Business. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Sohu in connection with the carve-out of our MMORPG Business from Sohu—Amended and Restated Non-Competition Agreement” in Item 7 of this annual report.

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

Amounts Due to/from Sohu

Intercompany payables to Sohu, arising mainly from expenses charged from Sohu for sales and marketing services provided to us, was $nil as of December 31, 2012, compared to $21.0 million, including a $16.0 million note payable to Sohu, as of December 31, 2011 and $5.2 million as of December 31, 2010. We repaid the note payable, together with all accrued interest, to Sohu in 2012.

Intercompany receivables from Sohu, arising mainly from customer advances collected by Sohu on our behalf, were $0.5 million, $nil and $0.3 million, respectively, as of December 31, 2012, 2011 and 2010. Prepaid expenses and non-current assets recorded in relation to services and advertising agreements we entered into with Sohu upon our acquisition of the 17173 Business were $20.2 million as of December 31, 2012, compared to $nil and $nil, respectively, as of December 31, 2011 and 2010. These balances are interest free and settleable on demand, and are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts that would be charged to third parties.

Amounts Due to/from Chong Qing Zhong Ying Jin Dian Cinema Co., Ltd and Shi Dai Jin Dian Cinema Investing Co., Ltd (“Jin Dian”)

Intercompany payables to Jin Dian, arising mainly from our purchasing exclusive rights to place advertisements in pre-film screening cinema advertising slots in Jin Dian’s movie theatres, amounted to $4.2 million as of December 31, 2012, compared to $2.4 million as of December 31, 2011. Jin Dian is controlled by Mr. Baoquan Zhang, a member of our Board of Directors.

Amounts Due to/from Shenzhen Zhou You Network Technology Ltd (“Zhou You”)

In January 2010, AmazGame acquired 30% of the equity interests in Zhou You and we have significant influence over Zhou You. As of December 31, 2012, intercompany payables of $0.3 million to Zhou You, arise mainly from royalty fees paid to Zhou You for a licensed game, compared to $0.5 million as of December 31, 2011.

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

In 2010 and 2011, we did not declare or pay any dividends. In August 2012, our Board of Directors declared a special one-time cash dividend of $1.90 per Class A ordinary shares or Class B ordinary share, or $3.80 per ADS (each representing two Class A ordinary shares). The total amount of the special cash dividend was approximately $200.9 million. In order to expedite the payment of the special cash dividend, we financed the payment through bridge loans from offshore banks which are secured by an equivalent amount of RMB-denominated onshore bank deposits of our subsidiaries in China. The dividend was paid to our shareholders on September 21, 2012.

Future cash dividends, if any, will be declared at the sole discretion of our Board of Directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our Board of Directors may deem relevant.

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

	Trading Price ($)
	High	Low
2011
Full Year	52.00	20.71
First Quarter	39.72	28.51
Second Quarter	47.25	32.04
Third Quarter	52.00	24.96
Fourth Quarter	33.84	20.71
2012
Full Year	29.52	17.00
First Quarter	29.52	21.77
Second Quarter	28.87	20.12
Third Quarter	27.74	17.00
Fourth Quarter	27.32	22.49
August	24.97	18.49
September	27.74	22.76
October	26.36	23.28
November	27.32	22.49
December	27.14	22.81
2013
January	32.65	26.64
February (through February 22, 2013)	32.90	27.21

ITEM 10.	ADDITIONAL INFORMATION

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

Differences in Corporate Law - Mergers and Similar Arrangements

Set forth below is a summary of the significant differences between the provisions of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”) regarding mergers and similar arrangements that are applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Under the laws of the Cayman Islands, two or more companies may merge or consolidate in accordance with Part XVI of the Companies Law. Merger means the merging of two or more constituent companies into a sole remaining constituent company or surviving company and the vesting of the undertaking, property and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”). The Plan must contain certain prescribed information including the basis of converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of association of the surviving company in a merger or the proposed new memorandum and articles of association of the consolidated company in a consolidation and details of all secured creditors.

The Plan must be approved by each constituent company by way of (a) a special resolution of the shareholders; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. Shareholders do not need to approve a merger between a Cayman Islands parent company and a Cayman Islands subsidiary. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The Plan must be filed with the Registrar of Companies together with supporting documents including a declaration (a) of solvency (debts as they fall due); (b) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (c) of the assets and liabilities of each constituent company; (d) that no proceedings are outstanding and that no order has been made or resolution passed to wind up the constituent company or to appoint a receiver, trustee or administrator in any jurisdiction; (e) that no scheme, order, compromise or arrangement has been made in any jurisdiction whereby the rights of creditors have been suspended or restricted and an undertaking that a copy of the certificate of merger or consolidation will be given to members and creditors of the constituent company and notification of the merger or consolidation will be published in the Cayman Islands Gazette.

A certificate of merger or consolidation, which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation, is issued by the Registrar of Companies.

The effective date of a merger or consolidation is the date the Plan is registered by the Registrar of Companies, although the Plan may provide for an effective date up to 90 days after the date of registration.

Except under certain circumstances a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation The exercise of appraisal rights will preclude the exercise of any other rights except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

•

Within 7 days of the expiry of the dissent period or within 7 days of the date on which the plan of merger or consolidation is filed with the Registrar of Companies (whichever is later) the constituent company, surviving company or consolidated company must make a written offer(“fair value offer”), to each dissenting shareholder to purchase their shares at a price determined by the company to be their fair value.

•

If the company and the dissenting shareholders fail to agree the price within 30 days of the fair value offer (“negotiation period”), then within 20 days of the expiry of the negotiation period the company must apply to the Grand Court of the Cayman Islands to determine the fair value of the shares held by all dissenting shareholders who have served a notice of dissent and who have not agreed the fair value with the company.

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

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or breach of the Companies Law.

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

Purchase of Office Building

On August 23, 2010, we entered into an agreement with a property developer to purchase an office building to be built in Beijing at a price of approximately $158.5 million. The office building is to serve as our headquarters. The agreement provides for the developer to start construction in the first half of 2011, subject to necessary permits’ being obtained, and specifies that the developer was expected to complete construction and deliver the building to us by the end of 2012. The agreement stated that building was expected to have an office and ancillary area of approximately 56,200 square meters. Since the area of the premises had not been pre-measured at the time of the signing of the Agreement, the area and the price contained in the agreement were estimates. The developer obtained an advance sale permit for the project in December 2011, which under PRC law allows the developer to sell the building to us in advance, before construction is completed. We then entered into an advance sale contract with respect to the purchase, specifying that the building was expected to have an area of approximately 56,549 square meters and that we were expected to pay up to 90% of the total purchase price to the developer upon the developer’s obtaining a form for filing certifying completion of the building. As of December 31, 2012, we had paid $126.0 million to the property developer. The developer obtained a form for filing certifying completion of the building on January 14, 2013 and we paid an additional $15.8 million in February 2013 pursuant to the August 23, 2010 agreement and the advance sale contract. Under the August 23, 2010 agreement and the advance sale contract, the remaining balance of the purchase price will be adjusted based on the actual floor area built, the final unit price agreed to by the parties and any cost adjustment due to any changes to the original design of the building. We expect title to the building to be transferred to us during the first half of 2013.

Amended and Restated Market Services Agreement with Sohu

Please refer to “Related Party Transactions—Transactions and Agreements with Sohu in connection with the carve-out of our MMORPG Business from Sohu” in Item 7 of this annual report.

Share Transfer Framework Agreement with 7Road

On April 22, 2011, we entered into a Share Transfer Framework Agreement under which we, through our subsidiaries and Gamease, one of our VIEs, acquired 68.258% of the equity interests in Shenzhen 7Road, which is engaged in Web game operation (through third-party joint operators) and development in China. The purchase price consists of fixed cash consideration of approximately $68.26 million and additional variable cash consideration of up to a maximum of $32.76 million, contingent upon the achievement by 7Road of specified performance milestones through December 31, 2012. On and after the closing, four of the then shareholders of Shenzhen 7Road, who are also existing members of management of 7Road, or 7Road management shareholders, continued to hold 31.742% of the equity interests in Shenzhen 7Road and each entered into an employment agreement and a non-competition agreement with Shenzhen 7Road. Under the Share Transfer Framework Agreement, we have the right to designate three of the five directors of 7Road, including the chairman of the board. Also under the Share Transfer Framework Agreement, if 7Road achieves specified performance milestones through December 31, 2013 but there has not been an initial public offering for 7Road, then the 7Road management shareholders will have a right to sell all or a portion of their equity interests in 7Road to us, at a price determined based on 7Road’s net income. We completed the acquisition under the Share Transfer Framework Agreement on May 11, 2011. We completed the 7Road Reorganization, which was contemplated by the Share Transfer Framework Agreement, on June 26, 2012. See “Information on the Company—History and Development of the Company” in Item 4 of this annual report.

Transaction Agreements for Our Purchase of the 17173 Business

Please refer to “Related Party Transactions—Transaction Agreements for Our Purchase of the 17173 Business” in Item 7.

Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 0.25% appreciation of the RMB against the U.S. dollar by the end of 2012. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands and hold our equity interests in AmazGame, 7Road Technology, Gamespace and ICE Information, our PRC subsidiaries, indirectly through Changyou HK, 7Road HK and ICE HK, our Hong Kong subsidiaries. A significant portion of our business operations are conducted by these PRC subsidiaries through our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the China-HK Tax Arrangement, such dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and owns at least 25% of equity interests in the PRC company distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 Circular provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to withholding tax at the usual CIT Law rate of 10%.

Under the CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK, 7Road HK and ICE HK are located in China. If we, Changyou HK, 7Road HK or ICE HK is considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

PRC taxation of our overseas shareholders

The implementation rules of the CIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and Changyou HK are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at the rate up to 10%. See “Risk Factors—There are significant uncertainties under the new corporate income tax law of the PRC, or the CIT Law, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiary. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.”

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

With respect to certain non-corporate U.S. holders including individual U.S. holders, dividends may be taxed at a capital gains rate applicable to “qualified dividend income” provided that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a passive foreign investment company with respect to the U.S. holder (as discussed below) for our taxable year in which the dividend was paid and we were not a passive foreign investment company in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs currently are) on the NASDAQ Global Select Market. U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. For foreign tax credit purposes, dividends paid on our Class A ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

Passive Foreign Investment Company

We believe that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending November 30, 2013. Our expectation is based on our current and anticipated operations and composition of our earnings and assets for the 2013 taxable year, including the current and expected valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we currently hold, and expect to continue to hold a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), our PFIC status may depend in large part on the market price of our ADS. Accordingly, fluctuations in the market price of our ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, this could cause more than 75% of our income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and PRC Laws and Regulations—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

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

Individual U.S. holders, and certain entities that are U.S. holders, that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our ADSs and Class A ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our ADSs, including the application of the rules to their particular circumstances.

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

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2012 were $623.4 million and our total assets as of December 31, 2012 were $1.1 billion , representing revenues of RMB 3.9 billion and total assets of RMB 7.0 billion at the noon buying rate of RMB 6.2855 to $1.00 on December 31, 2012. If the value of the RMB were to depreciate by approximately 10% to RMB 6.9141 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $566.7 million and $1.0 billion, respectively. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have an adverse effect on our shareholders’ investment.” in Item 3.

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

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2012, which consisted of cash and cash equivalents, restricted time deposits, accounts receivable, short term investments, prepaid and other current assets, short-term bank loans, other current liabilities, long-term accounts payables, long-term bank loans and long-term contingent consideration. The book value of those financial instruments approximated their fair value.

	Denominated in
	US$	RMB	Others	Total
	(in thousands)
Cash and cash equivalents	$15,568	$350,077	$994	$366,639
Restricted time deposits	—	246,599	—	246,599
Accounts receivable, net	622	22,382	360	23,364
Short-term investments	—	51,720	—	51,720
Prepaid and other current assets	1,866	26,583	596	29,045
Short-term bank loans	113,000	—	—	113,000
Other current liabilities	2,284	182,120	554	184,958
Long-term accounts payable	—	12,683	—	12,683
Long-term bank loans	27,000	99,353	—	126,353

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 5.4% and 3.3% in 2012, 2011 and 2010, respectively. If inflation rises, it may materially and adversely affect our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

During 2012, we drew down bridge loans from the offshore branches of certain banks, which were secured by an equivalent or greater amount of RMB deposits by us in the onshore branches of such banks. As of December 31, 2012, the total amount of the loans was $239.4 million, of which $140.0 million carried a floating rate of interest based on the London Inter-Bank Offered Rate, or LIBOR, and $99.4 million carried a fixed rate of interest. $113.0 million is repayable in the second half of 2013 and $126.4 million is repayable in the second half of 2014. The fair value of our fix interest rate loans will fluctuate with movements of market interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. Based upon the prevailing interest rates in the market, the fair value of our loans was $239.4 million at December 31, 2012.

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

Pursuant to an agreement dated April 1, 2009, as amended in June 4, 2010, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May 2009, May 2010 and May 2011 and May 2012 for our expenses, including investor relations expenses, legal fees, accounting fees, NASDAQ listing application and listing fees and related expenses, of $1,087,000, $6,000 and $9,000 and $6,000, respectively, which is net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

As of December 31, 2012, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.

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

Our Board of Directors has determined that Dave De Yang is an “audit committee financial expert” as defined under the applicable SEC rules and Rule 5605(c)(2) of the NASDAQ Listing Rules. Our Board of Directors has determined that all three members of our audit committee are “independent” under Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 5605 of the NASDAQ Listing Rules.

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

	For the year ended December 31,
	2011	2012
	US$	US$
	(in thousands)
Audit fees(1)	$1,309	1,562
Audit related fees(2)	635	719
Tax fees(3)	450	630
All other fees	3	2

Total	$2,397	2,913

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

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

Because Sohu owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Listing Rules. We intend to rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirements:

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Changyou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.3	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.3	Form of Executive Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.4	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.5	Share Subscription Agreement between Registrant and Prominence Investments Limited (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.6	Form of Restricted Share Unit Agreement with Executive Officers (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.7	Form of Restricted Share Unit Agreement between Registrant and certain executive officers and employees (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.8	English translation of Form of Loan Agreements, dated August 20, 2008, between Beijing AmazGame Age Internet Technology Co., Ltd (or AmazGame) and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

Exhibit Number	Description of Document

4.9	English translation of Form of Equity Interest Purchase Right Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.10	English translation of Form of Equity Pledge Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.11	English translation of Form of Powers of Attorney, dated August 20, 2008, by Tao Wang in favor of AmazGame and by a Changyou employee in favor of AmazGame (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.12	English translation of Business Operation Agreement, dated August 20, 2008, between AmazGame and Gamease, Tao Wang and a Changyou employee (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.13	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.14	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.15	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited (or Changyou) (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.16	Non-Competition Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.17	Marketing Services Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.18	English translation of Asset Transfer Agreement, dated November 23, 2007, between Beijing Sohu New Era Information Technology Co., Ltd. (or Sohu Era) and AmazGame (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.19	English translation of Asset Transfer Agreement, dated November 23, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.20	English translation of Service Transfer Agreement, effective as of December 1, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.21	English translation of Technology Transfer Agreement, dated November 10, 2007, between Beijing Fire Fox Digital Technology Co. Ltd. (or Beijing Fire Fox) and Gamease (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.22	English translation of Trademark Assignment Agreement, dated November 28, 2007, between Beijing Fire Fox and Gamease (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

Exhibit Number	Description of Document

4.23	TLBB License Agreement, dated March 30, 2007, among Beijing Sohu Internet Information Service Co., Ltd. (or Sohu Internet), Beijing Fire Fox and FPT Telecom (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.23.1	Supplement to Game License Agreement, dated December 1, 2007, among Sohu Internet, Beijing Fire Fox, Gamease and FPT Telecom (incorporated by reference to Exhibit 10.23.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.24	English translation of Operation Agreement effective as of August 23, 2007 between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.25	English translation of Trademark License Agreement, effective as of August 23, 2007, between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.26	English Translation of LAW Game Software License Agreement, dated December 3, 2007, between Gamease and Guangzhou No. 9 Art Network Technology Co. Ltd. (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.27	English Translation of TLBB License Agreement (Taiwan), dated December 25, 2007, between Gamease and (Taiwan) Zhi Guan Technology Co. Ltd. (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.28	English Translation of TLBB License Agreement (Hong Kong and Macau), dated December 5, 2007, between Gamease and Zhi Ao Online Games Group Co. Ltd. (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.29	English Translation of License Agreement regarding Immortal Faith, dated July 21, 2008, between Gamease and Beijing Game Top Software Co. Limited (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.30	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.31	English Translation of License Agreement between Gamease and Louis Cha regarding DMD (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.32	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.33	English Translation of Premises Lease Agreement, dated October 16, 2007, between AmazGame and Beijing Jing Yan Hotel Co. Ltd. (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.34	English Translation of Zhong Hua Ying Xiong License Agreement, dated September 30, 2009, between AmazGame and Dragon Online (Beijing) Technology Co., Ltd. † (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2010) †

4.35	English Translation of Real Estate Purchase Agreement, dated August 8, 2009, between AmazGame and Beijing Yinhe Wanda Real Estate Co., Ltd. (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2010)

Exhibit Number	Description of Document

4.36	English Translation of Project Cooperation Agreement, dated August 23, 2010, between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.37	Amended and Restated Marketing Services Agreement, dated January 1, 2010, between Changyou and Sohu(incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.38	English translation of Form of Loan Agreements, dated September 1, 2010, between Beijing Changyou Gamespace Software Technology Co., Ltd (or Gamespace) and Tao Wang and between Gamespace and Dewen Chen(incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.39	English translation of Form of Equity Interest Purchase Right Agreements, dated September 1, 2010, among Gamespace, Beijing Guanyou Gamespace Digital Technology Co., Ltd. (or Guanyou Gamespace) and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen(incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.40	English translation of Form of Equity Pledge Agreements, dated September 1, 2010, among Gamespace, Guanyou Gamespace and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.41	English translation of Form of Powers of Attorney, dated September 1, 2010, by Tao Wang in favor of Gamespace and by Dewen Chen in favor of Gamespace (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.42	English translation of Business Operation Agreement, dated September 1, 2011, between Gamespace and Guanyou Gamespace, Tao Wang and Dewen Chen (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.43	English translation of Services and Maintenance Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.44	English translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.45	English translation of Exclusive Business Cooperation Agreement, dated September 11, 2007, between ICE Information Technology (Shanghai) Co., Ltd (or ICE Information) and Shanghai ICE Information Technology Co., Ltd.(or Shanghai ICE) (incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.46	English translation of Exclusive Technology Consulting and Service Agreement, dated September 11, 2007, between ICE Information and Shanghai ICE (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.47	English translation of Business Operation Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.48	English translation of Call Option Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.49	English translation of Form of Share Pledge Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE(incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.50†	English translation of Share Transfer Framework Agreement, between, on the on hand, Gamease and Changyou, and, on the other hand, 7Road and its shareholders, relating to the transfer of 68.258% equity interests in each of 7Road and its overseas affiliate, dated April 22, 2011(incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

Exhibit Number	Description of Document

4.51	Master Transaction Agreement, dated as of November 29, 2011, between, on the one hand, Sohu.com Inc., Sohu.com Limited, Beijing Sohu Internet Information Service Co., Ltd., Beijing Sohu New Era Information Technology Co., Ltd., and Beijing Sohu New Media Information Technology Co., Ltd., and, on the other hand, Changyou.com Limited, Changyou.com HK Limited, and Beijing Changyou Gamespace Software Technology Co., Ltd., Beijing Guanyou Gamespace Digital Technology Co., Ltd. (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.52	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, by and between Sohu.com Inc. and Changyou.com Limited (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.53	Services Agreement, dated as of November 29, 2011, by and between Beijing Changyou Gamespace Software Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.54	Online Links and Advertising Agreement, dated as of November 29, 2011, by and between Beijing Guanyou Gamespace Digital Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.55	Form of Executive Employment Agreement dated as of January 1, 2012 with Executive Officers(incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.56	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement dated January 1, 2012 with Executive Officers (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.57	English Translation of Form of Beijing Commercial Property Advance Sale Contract between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.58*	English Translation of Loan Assignment and Equity Interest Transfer Agreement, dated June 23, 2010, between AmazGame, Gamease, Yaobin Wang, Dewen Chen and Tao Wang

4.59*	English translation of Loan Agreement, dated June 23, 2010, between AmazGame and Dewen Chen

4.60*	English translation of Equity Interest Purchase Right Agreement, dated June 23, 2010, among AmazGame, Gamease and Dewen Chen

4.61*	English translation of Equity Interest Pledge Agreement, dated June 23, 2010, between AmazGame, Gamease and Dewen Chen

4.62*	English translation of Form of Powers of Attorney, dated June 23, 2010, by Tao Wang in favor of AmazGame and by Dewen Chen in favor of AmazGame

4.63*	English translation of Business Operation Agreement, dated June 23, 2010, between AmazGame and Gamease, Tao Wang and Dewen Chen

4.64*	7Road.com Limited 2012 Share Incentive Plan, as amended and restated on November 2, 2012

4.65*	Form of Equity Interest Purchase Right Agreements, dated June 26, 2012, among 7Road Technology, Shenzhen 7Road and each of the shareholders of Shenzhen 7Road (English Translation)

Exhibit Number	Description of Document

4.66*	Form of Equity Interest Pledge Agreements, dated June 26, 2012, among 7Road Technology, Shenzhen 7Road and each of the shareholders of Shenzhen 7Road (English Translation)

4.67*	Form of Power of Attorney, dated June 26, 2012, by each of the shareholders of Shenzhen 7Road in favor of 7Road Technology (English Translation)

4.68*	Form of Spousal Consent, dated June 26, 2012, by the spouse of each of the shareholders of Shenzhen 7Road who is a married individual (English Translation)

4.69*	Business Operation Agreement, dated June 26, 2012, among 7Road Technology, Shenzhen 7Road, Beijing Gamease Age Digital Technology Co., Ltd and four individual shareholders of Shenzhen 7Road (English Translation)†

4.70*	Technology Development and Utilization Service Agreement, dated June 26, 2012, between 7Road Technology and Shenzhen 7Road (English Translation)

4.71*	Services and Maintenance Agreement, dated June 26, 2012, between 7Road Technology and Shenzhen 7Road (English Translation)

4.72*	Loan Facility Letter, dated July 4, 2012, between Hang Seng Bank Limited and Changyou.com HK Limited

4.73*	Loan Facility Letter, dated July 12, 2012, between the Bank of East Asia, Limited and Changyou.com HK Limited

4.74*	Loan Facility Letter, dated August 7, 2012, between the Bank of Communications Co., Ltd. Hong Kong Branch and Changyou.com HK Limited

4.75*	Loan Facility Letter amendment, dated August 3, 2012, between Hang Seng Bank Limited and Changyou.com HK Limited

4.76*	Executive Employment Agreement with Wendy Pan, dated as of February 20, 2013

4.77*	Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Wendy Pan, dated as of February 20, 2013

8.1*	Subsidiaries of the Registrant

11.1	Code of Ethics and Conduct for Directors, Officers and Employees (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.
*	Filed with this Annual Report on Form 20-F.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU.COM LIMITED

By	/S/ TAO WANG
Name:	Tao Wang
Title:	Chief Executive Officer

By	/S/ ALEX HO
Name:	Alex Ho
Title:	Chief Financial Officer

Date: February 28, 2013

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.com Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Changyou.com Limited (the “Company”) and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

February 28, 2013

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 and DECEMBER 31, 2012

(In thousands, except par value)

			As of December 31,
	Notes		2011	2012
			US$	US$
Assets
Current assets:
Cash and cash equivalents			330,411	366,639
Restricted time deposits	4(e	)	—	116,140
Accounts receivable, net	8		11,326	23,364
Short-term investments	4(g	)	17,560	51,720
Prepaid and other current assets (including $nil and $10,101, respectively, of short-term prepayment to a related party)	9		11,610	29,045
Due from Sohu	25		—	495

Total current assets			370,907	587,403

Non-current assets:
Fixed assets, net	10		68,394	64,828
Intangible assets, net	11		48,441	54,249
Restricted time deposits	4(e	)	—	130,459
Equity investments	12		350	850
Goodwill	13		134,616	134,921
Other assets, net (including $nil and $10,138, respectively, of long-term prepayment to a related party)	14		130,365	141,803

Total assets			753,073	1,114,513

Liabilities, Mezzanine Equity and Shareholders’ equity
Current liabilities:
Accounts payable (including $2,830 and $2,223, respectively, of accounts payable to a related party)			18,038	32,750
Receipts in advance and deferred revenue	16		51,900	43,659
Accrued salary and benefits			25,257	33,824
Accrued liabilities to suppliers			9,287	12,863
Tax payables			13,189	17,825
Short-term bank loans	4(e), 7		—	113,000
Other accrued liabilities	17		16,856	32,159
Due to Sohu	25		4,962	—
Notes payable to Sohu	25		16,007	—
Deferred tax liabilities			—	11,878

Total current liabilities			155,496	297,958

Long-term liabilities:
Long-term accounts payable (including $nil and $2,290, respectively, of long-term accounts payable to a related party)			3,612	12,683
Long-term bank loans	4(e), 7		—	126,353
Long-term deferred tax liabilities			5,146	7,824
Long-term contingent consideration	4(n	)	16,704	—

Total liabilities			180,958	444,818

Commitments and contingencies	26
Mezzanine Equity
Total mezzanine equity	19		57,254	61,810
Shareholders’ equity:
Class A ordinary shares par value $0.01, 200,000 authorized; 20,733 and 21,494, respectively, issued and outstanding as of December 31, 2011 and 2012			207	215
Class B ordinary shares par value $0.01, 97,740 authorized; 84,290 and 84,290, respectively, issued and outstanding as of December 31, 2011 and 2012			843	843
Additional paid-in capital			78,128	88,626
Statutory reserves	22		9,351	9,351
Retained earnings			391,584	470,717
Accumulated other comprehensive income			34,748	38,133

Total shareholders’ equity			514,861	607,885

Total liabilities, mezzanine equity and shareholders’ equity			753,073	1,114,513

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(In thousands, except per share or per ADS data)

		For the Year Ended December 31
	Notes	2010	2011	2012
		US$	US$	US$
Revenues:
Online game		327,153	435,512	574,653
Online advertising		26,953	38,211	42,525
Others		—	10,853	6,251

Total revenues		354,106	484,576	623,429
Cost of revenues:
Online game		29,852	49,837	77,941
Online advertising (including transactions with a related party of $22, $37 and $50, respectively)		3,154	3,892	6,535
Others (including transactions with a related party of $nil, $763 and $1,552, respectively)		—	13,783	20,046

Total cost of revenues		33,006	67,512	104,522

Gross profit		321,100	417,064	518,907
Operating expenses:
Product development (including transactions with related parties of $906, $nil and $nil, respectively)		39,893	52,238	73,755
Sales and marketing (including transactions with a related party of $7,459, $6,002 and $14,026, respectively)		39,211	49,893	60,639
General and administrative (including transactions with a related party of $1,486, $1,483 and $27, respectively)		19,558	29,684	33,514
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses		—	5,420	2,906

Total operating expenses		98,662	137,235	170,814

Operating profit		222,438	279,829	348,093
Interest income		4,194	11,933	15,882
Foreign currency exchange loss		(527)	(618)	(558)
Interest expense		(39)	(7)	(2,243)
Other (expense) income		(1,393)	457	(173)

Income before income tax expense		224,673	291,594	361,001
Income tax expense	20	29,990	43,580	67,405

Net income		194,683	248,014	293,596
Less: Net income attributable to the mezzanine classified non-controlling interest		—	2,558	11,196

Net income attributable to Changyou.com Limited		194,683	245,456	282,400

Net income		194,683	248,014	293,596
Other comprehensive income: Foreign currency translation adjustment		10,291	21,867	3,385

Comprehensive income		204,974	269,881	296,981
Comprehensive income attributable to the mezzanine classified non-controlling interest		—	2,558	11,196

Comprehensive income attributable to Changyou.com Limited		204,974	267,323	285,785

Basic net income per share	23	1.88	2.34	2.67
Diluted net income per share	23	1.83	2.30	2.64
Basic net income per ADS		3.75	4.68	5.35
Diluted net income per ADS		3.66	4.61	5.29
Weighted average number of ordinary shares outstanding, basic		103,792	104,854	105,656
Weighted average number of ordinary shares outstanding, diluted		106,239	106,600	106,792
Weighted average number of ADS outstanding, basic		51,896	52,427	52,828
Weighted average number of ADS outstanding, diluted		53,120	53,300	53,396
Total share-based compensation cost included in:
Cost of revenues		430	230	306
Product development		4,465	2,399	1,854
Sales and marketing		569	960	326
General and administrative		4,098	2,528	1,183

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(In thousands)

	Ordinary shares
			Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Number of Shares	Amount
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2009	103,110	1,031	77,706	5,748	149,338	2,590	236,413
Issuance of ordinary shares upon vesting and settlement of restricted share units	968	10	(10)	—	—	—	—
Share-based compensation	—	—	8,493	—	—	—	8,493
Share-based compensation allocated from Sohu	—	—	1,069	—	—	—	1,069
Foreign currency translation adjustment	—	—	—	—	—	10,291	10,291
Net income attributable to Changyou.com Limited	—	—	—	—	194,683	—	194,683
Deemed dividend distribution to Sohu (related to the 17173 Business)*	—	—	(3,649)	—	(19,794)	—	(23,443)

Balance as of December 31, 2010	104,078	1,041	83,609	5,748	324,227	12,881	427,506

Issuance of ordinary shares upon vesting and settlement of restricted share units	945	9	(9)	—	—	—	—
Share-based compensation	—	—	5,547	—	—	—	5,547
Share-based compensation allocated from Sohu	—	—	570	—	—	—	570
Foreign currency translation adjustment	—	—	—	—	—	21,867	21,867
Appropriation to statutory reserves	—	—	—	3,603	(3,603)	—	—
Net income attributable to Changyou.com Limited	—	—	—	—	245,456	—	245,456
Deemed dividend distribution to Sohu (related to the 17173 Business)**	—	—	(11,589)	—	(30,116)	—	(41,705)
Deemed dividend distribution to Sohu (Note 6)	—	—	—	—	(141,996)	—	(141,996)
Transaction costs related to acquisition of the 17173 Business	—	—	—	—	(2,384)	—	(2,384)

Balance as of December 31, 2011	105,023	1,050	78,128	9,351	391,584	34,748	514,861

Issuance of ordinary shares upon vesting and settlement of restricted share units	761	8	(8)	—	—	—	—
Share-based compensation	—	—	3,366	—	—	—	3,366
Share-based compensation allocated from Sohu	—	—	303	—	—	—	303
Foreign currency translation adjustment	—	—	—	—	—	3,385	3,385
Net income attributable to Changyou.com Limited	—	—	—	—	282,400	—	282,400
Dividend distribution to shareholders	—	—	—	—	(200,875)	—	(200,875)
Deemed dividend distribution to Sohu (related to the 17173 Business)***	—	—	—	—	(2,392)	—	(2,392)
Contribution from mezzanine equity holder (see Note 19)	—	—	6,837	—	—	—	6,837

Balance as of December 31, 2012	105,784	1,058	88,626	9,351	470,717	38,133	607,885

*	The 17173 Business’s cash collected from services provided was centrally managed by Sohu, and was used to pay those expenses incurred on behalf of the 17173 Business. The 17173 Business’s cash was also considered to be paid or charged to the cash balance centrally managed by Sohu. Sohu did not repay the remaining cash balance to the 17173 Business, and therefore it was accounted for as a deemed dividend distribution to Sohu as of each period end.
**	The Group only acquired from Sohu certain assets and business operations associated with the 17173 Business. The remaining current assets and liabilities as of December 15, 2011 were not transferred to the Group. These remaining assets and liabilities are accounted for as a deemed dividend distribution to Sohu.
***	Represents revenues of the 17173 Business recognized in 2012, for which the related cash was received and retained by Sohu before the 17173 Business was acquired from Sohu in December 2011.

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands)

	For the Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
Cash flows from operating activities:
Net income	194,683	248,014	293,596
Adjustments to reconcile net income to net cash provided by operating activities
Bad debt provision	—	1,897	1,108
Depreciation	7,831	11,140	14,557
Amortization of intangible assets	1,396	17,652	23,416
Impairment loss of goodwill and impairment of acquired intangibles via acquisition of businesses	—	5,420	2,906
Impairment loss of other intangible assets	2,949	1,104	5,741
Share-based compensation allocated from Sohu	1,069	570	303
Share-based compensation expense	8,493	5,547	3,366
Loss from equity investments	1,771	994	—
Disposal loss of fixed assets and intangible assets	70	596	330
Deferred tax (credits) expenses	(1,051)	(1,462)	9,718
Change of contingent consideration	—	—	2,195
Others	—	822	(872)
Changes in current assets and liabilities, net of acquisition:
Accounts receivable, net	1,365	(2,355)	(12,989)
Prepaid and other current assets	(6,372)	7,794	(12,047)
Due from Sohu	(39,720)	(47,492)	(495)
Other assets, net	(159)	(772)	(11,293)
Accounts payable	4,110	(615)	7,369
Receipts in advance and deferred revenue	4,349	14,931	(9,651)
Due to Sohu	15,946	15,053	(4,962)
Accrued salary and benefits	3,168	4,233	8,567
Accrued liabilities to suppliers	(1,154)	(2,047)	3,830
Tax payables	7,074	(1,570)	8,079
Other accrued liabilities	1,441	(2,852)	7,664

Net cash provided by operating activities	207,259	276,602	340,436

Cash flows from investing activities:
Purchase of fixed assets	(10,119)	(20,620)	(11,716)
Purchase of intangible assets and other assets	(6,632)	(16,857)	(22,740)
Cash paid relating to restricted time deposits	—	—	(244,609)
Prepayment for an office building	(58,146)	(62,848)	—
Cash paid for business acquisition, net of cash acquired	(2,652)	(216,611)	(945)
Shareholder loan to an investee	(4,859)	—	—
Investment in equity investees	(5,300)	(350)	(500)
Purchase of /proceeds from short-term investments, net	—	637	(32,617)
Other activities relating to investing activities	—	—	(1,569)

Net cash used in investing activities	(87,708)	(316,649)	(314,696)

Cash flows from financing activities:
Repayment of short-term loan from a third party	(3,001)	—	—
Proceeds of bridge loans from offshore banks	—	—	239,353
Payment of contingent consideration	—	—	(13,106)
Dividend distributed to shareholders	—	—	(200,875)
Repayment of note payable to Sohu	—	—	(16,000)
Other cash payments relating to financing activities	—	—	(633)

Net cash (used in) provided by financing activities	(3,001)	—	8,739

Effect of exchange rate changes on cash and cash equivalents	7,527	19,431	1,749

Net increase (decrease) in cash and cash equivalents	124,077	(20,616)	36,228
Cash and cash equivalents, beginning of year	226,950	351,027	330,411

Cash and cash equivalents, end of year	351,027	330,411	366,639

Supplemental disclosures of cash flow
Cash paid for income taxes	(28,536)	(38,116)	(52,976)
Cash paid for interest expense	(39)	—	(1,992)
Supplemental schedule of non-cash investing activity
Consideration payable for business acquisition	2,000	29,810	—
Notes payable to Sohu	—	16,007	—
Government grant deposited in restricted cash account	—	—	2,378
Purchase of fixed assets with proceeds released from restricted cash account	—	—	1,583
Supplemental schedule of non-cash financing activity
Deemed dividend to Sohu related to the 17173 Business	23,443	41,705	2,392
Accrued professional fees in relation to initial public offering of 7Road	—	—	1,037

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (“VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2012 are described below:

Name of entity	Place and date of incorporation or acquisition	Effective interest held
Controlled entities:
Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, August 13, 2007	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, September 26, 2007	100%
Changyou.com (US), Inc. (“Changyou US”)	Delaware, United States of America, January 26, 2009	100%
Changyou.com (UK) Co., Ltd. (“Changyou UK”)	London, United Kingdom of Great Britain, July 3, 2009	100%
Changyou My Sdn. Bhd (“Changyou Malaysia”)	Kuala Lumpur, Malaysia, September 10, 2009	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, October 29, 2009	100%
Changyou.com Korea Limited (“Changyou Korea”)	Seoul, Korea, January 7, 2010	100%
Beijing Yang Fan Jing He Information and Consultant Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, April 22 , 2010	100%
ICE Entertainment (HK) Limited (“ICE HK”)	Hong Kong, China, acquired on May 28, 2010	100%
ICE Information Technology (Shanghai) Co., Ltd. (“ICE Information”)	Shanghai, China, acquired on May 28, 2010	100%
Shanghai Jing Mao Culture Communication Co. (“Shanghai Jingmao”)	Shanghai, China, acquired on January 25, 2011	100%
Beijing Changyou Jingmao Film & Culture Communication Co., Ltd. (“Beijing Jingmao”)	Beijing, China, acquired on January 25, 2011	100%
Shanghai Hejin Data Consulting Co., Ltd (“Shanghai Hejin”)	Shanghai, China, acquired on January 25, 2011	100%
Changyou.com Gamepower (HK) Limited (“Gamepower HK”)	Hong Kong, China, September 8, 2011	100%
Changyou.com Webgames (HK) Limited (“Webgames HK”)	Hong Kong, China, September 21, 2011	100%
7Road.com Limited (“7Road Cayman”)	Cayman Islands, incorporated on June 15, 2011	71.926%
7Road.com HK Limited (“7Road HK”)	Hong Kong, China, incorporated on July 6, 2011	71.926%
Shenzhen 7Road Network Technologies Co., Ltd. (“7Road Technology”)	Shenzhen, China, incorporated on December 1, 2011	71.926%
Kylie Enterprises Limited (“Kylie”)	British Virgin Islands, acquired on December 15, 2011	100%

VIEs:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, August 23, 2007	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Shanghai, China, acquired on May 28, 2010	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Beijing, China, August 5, 2010	100%
Shenzhen 7Road Technology Co., Ltd. (“Shenzhen 7Road”)	Shenzhen, China, acquired on May 11, 2011	71.926%

The Group principally engages in the development, operation and licensing of massively multi-player online games (“MMOGs”) and Web games. The Group also engages in the online advertising business through its ownership and operation of a game information portal on the 17173.com Website. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”).

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

2. REORGANIZATION, SHARE SPLIT, ACQUISITION OF THE 17173 BUSINESS AND RESTRUCTURING OF 7ROAD

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

c. Acquisition of the 17173 Business

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the online game information portal 17173.com Website (the “17173 Business”) for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the transition period from December 16, 2011 through December 31, 2011 (the “Transition Period”) was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. See Note 6 – “BUSINESS COMBINATIONS –Acquisition of the 17173 Business” and Note 25 – “RELATED PARTY TRANSACTIONS.” Because Changyou and the 17173 Business are under common control by Sohu, in accordance with ASC subtopic 805-50 the Company’s consolidated financial statements for the years ended December 31, 2010 and 2011 have been prepared as if the current corporate structure had been in existence throughout the periods presented and the Company’s consolidated financial statements for the year ended December 31, 2010 have been restated accordingly.

d. Acquisition and Restructuring of 7Road

On May 11, 2011, the Group, through its VIE Gamease, acquired 68.258% of the equity interests of Shenzhen 7Road and began to consolidate Shenzhen 7Road’s financial statements on June 1, 2011. Effective June 26, 2012, Shenzhen 7Road was reorganized into a Cayman Islands holding company structure (the “7Road Reorganization”) where Changyou holds a direct ownership interest in 7Road Cayman (together with its subsidiaries and variable interest entity, “7Road”) through the Group’s subsidiary Webgames HK and Shenzhen 7Road is a VIE of 7Road. As the reorganization did not result in any change in the ultimate beneficial ownership of Shenzhen 7Road’s business, assets and results of operations, the Group’s management believes that the reorganization should be viewed as a non-substantive transaction and treated as if it had been effective upon the Group’s acquisition of 68.258% of the equity interests in Shenzhen 7Road.

On June 21, 2012, 7Road Cayman’s Chief Executive Officer surrendered to 7Road Cayman, without consideration, ordinary shares of 7Road Cayman representing 5.1% of the then outstanding ordinary shares of 7Road Cayman, with the intention that these shares would be added to the shares reserved by 7Road Cayman for grants of equity incentive awards under the 7Road 2012 Share Incentive Plan, without dilution of the other shareholders of 7Road Cayman. As a result, the noncontrolling interest decreased to 28.074% of 7Road Cayman and the Group’s interest in 7Road Cayman increased to 71.926%. See Note 19 – “MEZZANINE EQUITY.”

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

Basic Information

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its online game business and online advertising business through the VIEs. Both Gamease and Guanyou Gamespace are directly owned by the Company’s Chief Executive Officer (“CEO”) and Dewen Chen, the Company’s President (the “President”), who hold 60% and 40%, respectively, of each of these entities. Shanghai ICE is owned by two Changyou employees, Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. Capital for the VIEs is funded by the Company through loans provided to the Company’s CEO and President and Ms. Pi and Ms. Qi, and the loans are initially recorded as loans to related parties.

The loans to the shareholders of Gamease, Guanyou Gamespace, and Shanghai ICE and the capital of the VIEs are eliminated for accounting purposes during consolidation.

Under contractual agreements with the Company, shareholders of Gamease, Guanyou Gamespace and Shanghai ICE are required to transfer their ownership in Gamease, Guanyou Gamespace and Shanghai ICE to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease, Guanyou Gamespace and Shanghai ICE are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace and Shanghai ICE. The Company’s CEO and President and the two Changyou employees have pledged their shares in Gamease, Guanyou Gamespace and Shanghai ICE as collateral for the loans. As of December 31, 2011 and 2012, the aggregate amount of these loans was $3,793,000 and $3,802,000, respectively.

Effective upon the completion of the 7Road Reorganization, Shenzhen 7Road became a VIE of 7Road Cayman, of which approximately 71.926% is owned by Changyou through Webgames HK. Shenzhen 7Road is directly owned by Changyou’s VIE Gamease, Kai Cao, Shuqi Meng, Chunyan Long and Zhiyi Yang, who hold 68.258%, 25.59%, 1.972%, 2.09% and 2.09%, respectively. Shenzhen 7Road is controlled by the Company, and the Company is a primary beneficiary of Shenzhen 7Road, as a result of contractual arrangements among Shenzhen 7Road, 7Road Technology, which is a PRC-based indirect wholly-owned subsidiary of 7Road, and the shareholders of Shenzhen 7Road.

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the relationships between the Company, AmazGame and Gamease, the relationships between the Company, Gamespace and Guanyou Gamespace, the relationships between the Company, ICE Information and Shanghai ICE, the relationship between the Company, 7Road Technology and Shenzhen 7Road, and the economic benefit flow of the applicable contractual arrangements. In connection with such evaluation, management also took into account the fact that AmazGame, Gamespace, ICE Information and 7Road Technology, as a result of the above contractual arrangements, control 100% of the shareholders’ voting interests in Gamease, Guanyou Gamespace Shanghai ICE and Shenzhen 7Road. The Group concluded that each of Gamease, Guanyou Gamespace, Shanghai ICE and Shenzhen 7Road is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s and Shenzhen 7Road’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

It is possible that the Group’s operation of its businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that operate online games and internet content services. If such a finding were made, regulatory authorities with jurisdiction over the operation of online games and Internet content services would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road, AmazGame, Gamespace, ICE Information and 7Road Technology, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its game operations or online advertising business. Any of these actions could cause significant disruption to the Group’s business operations, and have a materially adverse impact on the Group’s cash flows, financial position and operating performance. The Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the contracts with the Company, shareholders of Gamease, Guanyou Gamespace, Shanghai ICE and Shenzhen 7Road would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over Gamease, Guanyou Gamespace, Shanghai ICE and Shenzhen 7Road. Consequently, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s and Shenzhen 7Road’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be materially adversely affected. The Company’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

Financial Information

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, (in thousands)
	2011	2012
Total assets	$314,538	$430,365
Total liabilities	135,325	139,952

	For the Year ended December 31, (in thousands)
	2010	2011	2012
Net revenue	$326,670	$434,018	$613,629
Net income	25,616	50,683	99,276

	For the Year ended December 31, (in thousands)
	2010	2011	2012
Net cash provided by operating activities	$32,394	$56,622	$66,739
Net cash used in investing activities	(3,682)	(80,971)	(43,087)
Net cash used in financing activities	(28,084)	—	(13,106)

Under contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2012, the registered capital and PRC statutory reserves of the VIEs totaled $9.6 million. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of such VIEs.

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. As the Company is conducting its online game business and online advertising business mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Summary of significant agreements currently in effect

Agreements between VIEs and Nominee Shareholders

Loan agreements and equity pledge agreements between AmazGame and the shareholders of Gamease and between Gamespace and the shareholders of Guanyou Gamespace. The loan agreements provide for loans to the respective shareholders of Gamease and Guanyou Gamespace for the shareholders to make contributions to the registered capital of Gamease and Guanyou Gamespace in exchange for the equity interests in Gamease and Guanyou Gamespace. Under the equity pledge agreements, the respective shareholders of Gamease and Guanyou Gamespace pledge to AmazGame and Gamespace, their equity interests in Gamease and Guanyou Gamespace to secure the performance of their obligations under the loan agreements and Gamease’s and Guanyou Gamespace’s obligations to AmazGame and Gamespace under the various VIE-related agreements. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame and Gamespace, as the case may be, their equity interests in Gamease and Guanyou Gamespace.

Equity interest purchase right agreements between AmazGame and the shareholders of Gamease and between Gamespace and the shareholders of Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the respective shareholders of Gamease and Guanyou Gamespace all or any part of their equity interests at a purchase price equal to their initial contributions to registered capital.

Powers of attorney executed by the shareholders of Gamease in favor of AmazGame and by the shareholders of Guanyou Gamespace in favor of Gamespace, with a term of 10 years. These powers of attorney give AmazGame and Gamespace the exclusive right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.

Business operation agreements between AmazGame and the shareholders of Gamease and between Gamespace and the shareholders of Guanyou Gamespace. These agreements set forth the right of AmazGame and Gamespace, to control the actions of the respective shareholders of Gamease and Guanyou Gamespace. Each agreement has a term of 10 years.

Call option agreement among ICE Information, Shanghai ICE and Shanghai ICE shareholders. This agreement provides to ICE Information and any third party designated by ICE Information the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders all or any part of their shares in Shanghai ICE or purchase from Shanghai ICE all or part of its assets or business at the lowest purchase price permissible under PRC law. The agreement further provides that Shanghai ICE or its shareholders will transfer back to ICE Information any such purchase price they have received from ICE Information, upon the request of ICE Information, as and to the extent allowed under PRC law. The agreement is terminable only if ICE Information is dissolved.

Share pledge agreement among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. Under this agreement the shareholders pledge to ICE Information their equity interests in Shanghai ICE to secure the performance of their obligations under the call option agreement and to secure Shanghai ICE’s obligations to ICE Information under their VIE-related agreements.

Business operation agreement among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. This agreement sets forth the right of ICE Information to control the actions of the shareholders of Shanghai ICE. The agreement is terminable only if ICE Information is dissolved.

Equity interest purchase right agreements among 7Road Technology, Shenzhen 7Road and Shenzhen 7Road’s shareholders. Under these agreements, 7Road Technology and any third-party designated by 7Road Technology have the right, exercisable at any time during the term of the agreements, if and when it is legal to do so under PRC law, to purchase from any of Shenzhen 7Road’s shareholders all or any part of their shares in Shenzhen 7Road at a nominal purchase price. Each of these agreements has a term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable early only if Shenzhen 7Road’s or 7Road Technology’s existence is terminated, by mutual agreement of the parties or upon the written request of 7Road Technology.

Equity interest pledge agreements among 7Road Technology, Shenzhen 7Road and Shenzhen 7Road’s shareholders. Under these agreements, the shareholders of Shenzhen 7Road agreed to pledge to 7Road Technology their equity interests in Shenzhen 7Road to secure the performance of their respective obligations and Shenzhen 7Road’s obligations under the various VIE-related agreements. If any of the shareholders of Shenzhen 7Road or Shenzhen 7Road breaches his or its obligations under any VIE-related agreements, 7Road Technology is entitled to exercise its rights as the beneficiary under the Equity Interest Pledge Agreements. These agreements terminate only after all of the obligations of the shareholders and of Shenzhen 7Road under the various VIE-related agreements are no longer in effect.

Business operation agreement among 7Road Technology, Shenzhen 7Road and the shareholders of Shenzhen 7Road. This agreement grants to 7Road Technology the right to control the actions of Shenzhen 7Road and the shareholders of Shenzhen 7Road in their capacities as such. This agreement has a term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable early if the existence of Shenzhen 7Road or 7Road Technology is terminated, by mutual agreement of the parties or upon the written request of 7Road Technology.

Powers of attorney executed by the shareholders of Shenzhen 7Road in favor of 7Road Technology. These powers of attorney give 7Road Technology the exclusive right to appoint designees to act on behalf of each of the five shareholders of Shenzhen 7Road in connection with all actions to be taken by Shenzhen 7Road requiring shareholder approval.

Spousal Consent Letter signed by the spouse of each of the shareholders of Shenzhen 7Road who is a married individual, in which the spouse agrees that the equity interests of Shenzhen 7Road owned by such shareholder will be disposed of only in accordance with the applicable Equity Interest Purchase Right Agreement, Equity Interest Pledge Agreement, Business Operation Agreement and other related agreements executed by the shareholder. Such spouse further agrees that such equity interests do not constitute community property with such shareholder and waives irrevocably and unconditionally all rights and benefits with respect to such equity interests, including the right to sue in any court, under all applicable law.

Business Arrangements Between WFOEs and VIEs

Technology support and utilization agreements between AmazGame and Gamease and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the exclusive right to provide certain product development and application services and technology support to Gamease and Guanyou Gamespace, respectively, for a fee equal to a predetermined percentage, subject to adjustment by AmazGame or Gamespace at any time, of Gamease’s and Guanyou Gamespace’s respective revenues. Each agreement terminates only when AmazGame or Gamespace is dissolved.

Services and maintenance agreements between AmazGame and Gamease between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. Each agreement terminates only when AmazGame or Gamespace, as the case may be, is dissolved.

Exclusive business cooperation agreement between ICE Information and Shanghai ICE. This agreement sets forth the exclusive right of ICE Information to provide business support and technical services to Shanghai ICE. The agreement terminates only when ICE Information is dissolved.

Exclusive technology consulting and services agreement between ICE Information and Shanghai ICE. This agreement provides to ICE Information the exclusive right to provide technical consultation and other related services to Shanghai ICE in exchange for a fee equal to the balance of Shanghai ICE’s gross income after deduction of related costs and expenses. The agreement terminates only when ICE Information is dissolved.

Technology development and utilization agreement between 7Road Technology and Shenzhen 7Road. Under this agreement, 7Road Technology has the exclusive right to provide product development and application services and technology support to Shenzhen 7Road for a fee based on Shenzhen 7Road’s revenues, which fee can be adjusted by 7Road Technology at any time in its sole discretion. The fee is eliminated upon consolidation. This agreement will terminate if the existence of 7Road Technology or Shenzhen 7Road is terminated, by mutual agreement of the parties or upon failure to perform due to a force majeure event.

Services and maintenance agreement between 7Road Technology and Shenzhen 7Road. Pursuant to this agreement, 7Road Technology provides marketing and maintenance services to Shenzhen 7Road in exchange for a fee equal to the cost of providing such services plus a predetermined margin. This agreement will terminate if the existence of 7Road Technology or Shenzhen 7Road is terminated, by mutual agreement of the parties or upon failure to perform due to a force majeure event.

Certain of the agreements described above between the VIEs and the corresponding wholly-owned subsidiaries, or WFOEs, of the Company do not have renewal terms. However, because the VIEs are controlled by their corresponding WFOEs through their respective business operation agreements and through the powers of attorney granted to the WFOEs by the shareholders of the VIEs, such agreements can be, and are expected to be, renewed at the election of the WFOEs.

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

The Company has adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. The Company’s management made evaluations of the relationships between the Company and its VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Group controls the shareholders’ voting interests in the VIEs. As a result of such evaluation, management concluded that the Group is the primary beneficiary of its VIEs. As a result, the Company consolidates all of its VIEs in its consolidated financial statements. Please refer to Note 3 – “VARIABLE INTEREST ENTITIES” for more details.

Because of the Company’s acquisition on December 15, 2011 of the 17173 Business, which is under common control by Sohu with the Company, the Company’s consolidated financial statements as of and for the years ended December 31, 2010, and 2011 incorporate the results of operations of the combining entities and businesses as to which the common control combination occurred as if the combining entities and businesses had been combined from the date when they first came under the control of Sohu, the controlling party. The Company’s financial statements as of and for the year ended December 31, 2010 have been restated accordingly.

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

b. Use of estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant judgments and estimates include accounting for the basis of consolidation, the recognition of revenues, the determination of share-based compensation expense, the determination of the fair value of identifiable assets and liabilities acquired through business combination, the determination of the fair value of contingent consideration, the determination of the fair value of mezzanine equity, the determination of segment aggregation, assessment of income tax and valuation allowances against deferred tax assets, determination of allowance of doubtful accounts, assessment of impairment of intangible assets, fixed assets, other assets, equity investments and goodwill and the determination of functional currencies.

c. Fair value measurement

The Company’s financial instruments include cash equivalents, restricted time deposits, accounts receivable, short-term investments, prepaid and other current assets, long-term prepayment in non-current assets, short-term and long-term accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, short-term and long-term bank loans and other accrued liabilities. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

d. Cash and cash equivalents

The Company’s cash equivalents mainly consist of time deposits placed with banks with an original maturity of three months or less.

e. Restricted time deposits - Bridge loans from offshore banks, secured by time deposits

The bridge loans from the offshore branches of the lending banks are classified as short-term bank loans or long-term bank loans based on their repayment period. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The RMB onshore deposits securing the offshore loans are treated as restricted time deposits on the Company’s consolidated balance sheets. Restricted time deposits are valued based on the prevailing interest rates in the market.

f. Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company makes estimates of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if the Company’s customers are unable to make payments due to their deteriorating financial conditions. As of December 31, 2011 and 2012, the provision for bad debt was $2.1 million and $3.1 million, respectively.

g. Short-term investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. To estimate fair value, the Company refers to the quoted rate of return provided by banks at the end of each period using discounted cash flow method. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2010, 2011 and 2012, the Company recorded changes in the fair value of short-term investments in the consolidated statements of comprehensive income of $nil, $659,000 and $1.5 million, respectively.

h. Fixed assets and depreciation

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

As of December 31, 2011 and 2012, the original costs of fully depreciated assets which are still in use were $7.6 million and $15.0 million, respectively.

i. Intangible assets

Intangible assets, comprising operating rights for licensed games, computer software purchased from unrelated third parties, developed technologies, trademarks and domain names, cinema advertising slot rights and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

j. Equity investments

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

k. Goodwill

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

If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss should be recognized in an amount equal to that excess. The goodwill impairment losses for the years ended December 31, 2010, 2011 and 2012 were $nil, $5.2 million and $nil, respectively.

l. Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company tests impairment of long-lived assets and intangible assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The impairment charges of intangible assets recorded in product development expense and cost for the years ended December 31, 2010, 2011 and 2012 were $2.9 million, $1.1 million, and $5.7 million, respectively. The impairment charges of acquired intangibles via acquisition of businesses expense for the year ended December 31, 2010, 2011 and 2012 were $nil, $219,000 and $2.9 million, respectively.

m. Receipts in advance and deferred revenue

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

Following the acquisition of 7Road, deferred revenues from 7Road’s Web game operations mainly represent the unamortized balance of initial license fees paid by certain third-party joint operators of 7Road’s Web games and unrecognized revenue-sharing related to virtual items that are not consumed. In cases where the joint operation agreement with joint operator requires 7Road to set up and maintain the servers to host the Web games for the users, 7Road is obliged to provide on-going services to users and the Company recognizes revenue when virtual items are consumed. For a discussion of revenue recognition with respect to 7Road’s Web game operations, see “Web games developed by 7Road” in Note 4(q).

For the online advertising business, cash payments, which are received in advance of the delivery of online advertising services pursuant to applicable advertising contracts, are recorded as receipts in advance.

n. Contingent Consideration

The acquisition of 7Road includes a contingent consideration arrangement that requires additional consideration to be paid by the Group based on the future financial performance of 7Road through December 31, 2012. The range of the undiscounted amounts the Company could pay under the contingent consideration agreement is between $nil and $32.76 million. The fair value of the contingent consideration of $28.05 million recognized on the acquisition date was estimated by an independent valuation firm, with the income approach applied. There were no indemnification assets involved. As of the end of 2012, 7Road had exceeded the financial performance milestones and as a result changes in the fair value of the contingent consideration of $2.2 million were recognized in other expense for the year ended December 31, 2012.

o. Mezzanine Equity

Mezzanine Equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in 7Road to the Company at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong. The put option will expire in 2014. Since the occurrence of the put is not solely within the control of the Company, the Company classifies the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

In accordance with ASC subtopic 480-10, the Company calculates, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii). See Note 19 – “MEZZANINE EQUITY.”

The estimated redemption value of the mezzanine equity is re-measured at each reporting date and the change in the redemption value was recognized prospectively over the period from the date of the change in estimate to the earliest exercise date of the put right as an adjustment in net income attributable to mezzanine classified non-controlling interests.

p. Foreign currency translation

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

q. Revenue recognition

Online Game Revenues

MMOG operations

The Group earns revenue through providing MMOGs to players pursuant to the item-based revenue model. Under the item-based model, the basic game play functions are free of charge and players are charged for purchases of in-game virtual items.

Game operations revenues are collected by the Company’s VIEs through the sale of the Group’s prepaid cards, which the Group sells in both virtual and physical forms to third-party distributors and players. Proceeds received from sales of prepaid cards are initially recorded as receipts in advance from customers and, upon activation or charge of the prepaid cards, are transferred from receipts in advance from customers to deferred revenues. As the Group does not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by distributors, net proceeds from distributors form the basis of revenue recognition.

Under the item-based revenue model, revenue is recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing in which the Group records its revenues would be impacted.

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

For the years ended December 2010, 2011 and 2012, the Group recognized revenues in connection with expired un-activated prepaid cards and unused balances in inactive accounts of approximately $712,000, $964,000 and $627,000, respectively.

Web games developed by 7Road

The Group began generating Web game revenue after its acquisition of a controlling interest in 7Road in May 2011. Through December 31, 2011, 7Road’s revenues were derived entirely from revenue-sharing payments from third-party joint operators of its games and license fees from certain of these joint operators. Beginning in the year ended December 31, 2012, 7Road also derives revenues from direct operation of Wartune on its own website for the game, which was launched in May 2012. The games developed by 7Road are operated primarily under the item-based revenue model, in which game players can access the games free of charge, but may purchase consumable virtual items, including those with a predetermined expiration time, or perpetual virtual items, such as certain costumes that stay bound to a game player throughout the life of the game. In certain of its joint operation arrangements, 7Road provides its games and related services to a third-party joint operator at no upfront fee. In these arrangements, 7Road is entitled to a single stream of revenue-sharing payments from the joint operator when game players convert the joint operator’s virtual currency into 7Road’s game coins or purchase its game coins directly through such operator’s website or game platform. Certain of the joint operators pay 7Road license fees for the exclusive right to operate its games in specified geographic areas or upon achievement of certain performance milestones from the joint operators’ operation of the games. Certain of the joint operators also pay 7Road license fees for the right to be among a selected few who will have the initial right ahead of other operators to jointly operate the games in China during a specified period after their launch.

When 7Road’s games are jointly operated through the websites or platforms of third-party joint operators, 7Road views the third-party joint operators as its customers and recognizes revenues on a net basis as 7Road does not have the primary responsibility for fulfillment and acceptability of the game services. The games may be hosted either on the third-party operators’ servers or on servers that 7Road owns or leases from Internet data centers. For arrangements where the game is hosted on the joint operators’ servers, the game is delivered to the joint operators at the commencement of the joint operation period. The amount of revenue is recognized at the time of conversion, using a usage-based model under ASC 985-605, “Software—Revenue Recognition” and is measured based on the portion to which 7Road is entitled of the amount of game players’ purchase of 7Road’s game coins through the joint operators’ websites or game platforms. For arrangements where the game is hosted on 7Road’s servers, 7Road accounts for multiple elements under ASC 605-25, “Revenue Recognition—Multiple Element Arrangements,” as the joint operators have the right to obtain the games’ software without penalty, and it is technically feasible for them to host the software. There are two separate units of accounting identified as (i) the game and related service elements and (ii) the hosting service element. The game and related service elements are accounted for under ASC 985-605 and for the hosting services which are accounted for under ASC 605, revenue is recognized over the implicit service period during which 7Road is obligated to provide access to the server for the game players of the joint operators’ platforms to be able to consume virtual items.

For 7Road’s direct operation of its Web game Wartune (also known as Shen Qu) through its website for the game, 7Road recognizes revenues on a gross basis as 7Road has the primary responsibility for fulfillment and acceptability of the game services. 7Road is obligated to provide on-going services to the game players, and such obligation is not deemed to be inconsequential and perfunctory after game players purchase its game coins directly through its Website for Wartune. Therefore, 7Road’s revenues from direct operation of Wartune on its website for the game are first recorded as deferred revenues and subsequently recognized as revenue over the service period during which 7Road is obligated to provide services to the game players to enable them to consume their virtual items.

For 7Road’s license revenue for the exclusive right, 7Road does not include any hosting services and are accounted for under ASC 985-605, “Software—Revenue Recognition.” Since the Group is required to provide when-and-if-available updates and upgrades to the Joint Operators during the contract terms for which the Group does not have vendor-specific objective evidence of fair value, such license fees are initially recorded as deferred revenue and then recognized as revenue ratably over the contract periods from the date the game is launched, or in the case of license fees contingent upon achievement of performance milestone, over the remaining contract periods commencing from the date on which such milestones are achieved. In addition, license revenue for initial right ahead of other operators are recognized ratably over the specified exclusive operation periods.

All of 7Road’s game domestic revenues from the joint operation of its games within China, which are generated through Shenzhen 7Road, are subject to 17% PRC VAT, and that Shenzhen 7Road, as a “software enterprise,” is entitled to a 14% VAT refund immediately upon the filing of its VAT returns, with the result that 7Road’s net effective PRC VAT rate is 3%. The amounts of PRC VAT included in 7Road’s revenues for the years ended December 31, 2012 were $8.8 million, compared to $1.9 million after the acquisition of 7Road in May 2011.

Overseas licensing

The Group enters into licensing arrangements with overseas licensees to operate the Group’s MMOGs in other countries or regions. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products of the games. The initial license fee is based on both a fixed amount and additional amounts receivable upon the game’s achieving certain sales targets. Since the Group is obligated to provide post-sales services such as technical support and provision of updates and when-and-if-available upgrades to the licensees during the license period, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period. The fixed amount of the initial license fee is recognized ratably over the remaining license period from the launch of the game and the additional amount is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly revenue-based royalty fee is recognized when relevant services are delivered, provided that collectability is reasonably assured.

Online Advertising Revenues

The Group’s online advertising revenues are generated from the 17173 Business. A contract is signed to establish a fixed price and the advertising services to be provided. Based on the contracts, the 17173 Business provides advertisement placements on its Websites and/or in different formats, including, among other things, banners, links, logos, buttons, rich media and content integration.

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

A pilot program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries (the “Pilot Program”) was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing. Online advertising revenues became subject to VAT on September 1, 2012, at a rate of 6%. Online advertising revenues are recognized after deducting agent rebates and net of VAT and related surcharges.

Others Revenues

For cinema advertising revenues, a contract is signed with the advertiser to establish a fixed price and specify advertising services to be provided. Based on the contracts, the Group provides advertisement placements in advertising slots to be shown in theatres before the screening of movies. Revenue from cinema advertising is recognized when all the recognition criteria are met. Depending on the terms of a customer contract, fees for services performed can be recognized according to two principal methods, consisting of the proportional performance method and the straight-line method. Under the proportional performance method, fees are generally recognized based on a percentage of the advertising slots actually delivered where the fee is earned on a per-advertising slot placement basis. Under the straight-line method, fees are recognized on a straight-line basis over the contract period when the fee is not paid based on the number of advertising slots actually delivered.

Presentation of PRC Value Added Tax and Business Tax

Under ASC 605-45, the presentation of taxes on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision determined by management.

As VAT imposed on online advertising and cinema advertising revenues and VAT imposed on 7Road’s revenues deemed to be from the sale of software are considered as substantially different in nature, the Group determined that it is reasonable to apply the guidance separately for these two types of VAT. VAT payable on online advertising and cinema advertising revenues is the difference between the output VAT (at a rate of 6%) and available input VAT amount (at the rate applicable to the supplier) which is the VAT paid to suppliers in relation to the cost for provision of online advertising and cinema advertising services. On the other hand, VAT is payable by 7Road at an effect effective rate of 3% of revenues deemed to be from the sale of software, irrespective of the availability of any input VAT, under preferential VAT treatment provided to 7Road by the local tax bureau.

The Group adopted the net presentation method for its MMOG revenues, online advertising revenues and cinema advertising revenues and adopted the gross presentation method for the revenues of 7Road deemed to be derived from the sale of software.

Under net presentation methods, the revenue was net of business tax (at a rate of 5%) or value added tax (at a rate of 6%).

Under gross presentation methods, the Company present PRC VAT on a gross basis, by which VAT collected from customers at the rate of 17% is included in revenues, and the net VAT payment at the effective PRC VAT rate of 3% is included in cost of revenues, because the Company considers 7Road’s 17% VAT obligation and its entitlement to a 14% VAT refund as one integrated preferential VAT policy.

r. Cost of revenues

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

Other cost of revenues mainly consists of payments to theatres and film production companies for pre-film screening advertising slots and charges for impairment of intangible assets.

s. Product development expenses

Costs incurred for the development of online games prior to the establishment of technological feasibility and costs incurred for maintenance after the online games are available for marketing are expensed when incurred and are included in product development expenses.

During the years ended December 31, 2010, 2011 and 2012, the Company did not capitalize any product development expense.

t. Government Grant

A government grant is recognized when the grant is received and the relevant requirements have been complied with. Government grants are generally recorded as other income, and grants for which the government stipulates specified uses are recorded as a reduction in operating expenses. For the years ended December 31, 2010, 2011 and 2012, awards from the PRC government recorded in other income were $721,000, $16,000 and $3,422,000, respectively, and awards recorded as a reduction in operating expenses were $nil, $126,000 and $158,000 respectively.

u. Advertising expense

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred. Included in sales and marketing expense are advertising costs of $32.5 million, $33.4 million and $42.3 million, respectively, for the years ended December 31, 2010, 2011 and 2012. Advertising expenses charged from Sohu were $7.5 million, $6.0 million and $14.0 million, respectively, for the years ended December 31, 2010, 2011 and 2012.

v. Operating leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease periods.

w. Share-based compensation expense

Share-based compensation expense is for the share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by the Company to employees and directors. Share-based compensation expense of employees is recognized as costs and/or expenses in the financial statements based on the fair values of the related share-based awards on their grant dates.

Changyou and 7Road both have incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units, to their employees and directors.

For share-based awards, in determining the fair value of ordinary shares, restricted shares and restricted share units granted before the shares underlying the awards were publicly traded , the income approach/discounted cash flow method with a discount for lack of marketability was applied. In determining the fair value of restricted share units granted shortly before Changyou’s initial public offering, the fair value of the underlying shares was determined based on the offering price in the initial public offering. In determining the fair value of restricted share units granted after Changyou’s initial public offering, the public market price of the underlying shares on the grant dates is applied. In determining the fair value of share options granted by Sohu to employees of Changyou prior to its initial public offering, the Company applied the Black-Scholes valuation model.

Determining the fair value of the ordinary shares not publicly traded required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The assumptions used in share-based compensation expense recognition represent management’s best estimates based on historical experience and consideration to developing expectations about the future. However, these estimates involve inherent uncertainties and the application of management judgment. If factors change or different assumptions are used, the share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

Share-based compensation expense for share options, restricted shares and restricted share units granted is recognized on an accelerated basis over the requisite service period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for that number of awards.

x. Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The deferred tax assets are reduced by a valuation allowance if it is considered based on available evidence more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax liability is not recognized for undistributed earnings of PRC subsidiaries if the subsidiary has invested or will invest the undistributed earnings indefinitely.

y. Uncertain tax positions

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

z. Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options and shares issuable upon the settlement of restricted share units. Potential ordinary shares are accounted for in the computation of diluted earnings per share using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings per share is computed on Class A ordinary shares and Class B ordinary shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings.

aa. Comprehensive income

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

ab. Segment reporting

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

The Company has determined that the business segments that constitute its primary reportable segments are the online game segment, which consists of MMOGs and Web games, and the 17173 Business segment, which consists of the online advertising business.

Before 2011, the Group principally engaged in the development, operation and licensing of MMOGs and operated and managed this business as a single segment. In 2011, Changyou expanded its business by acquisitions in the Web game, online advertising and cinema advertising businesses, and generated revenues from the operations of such businesses. With the goal of optimizing the management of operations, the Company’s CODM separately reviewed key information of each of four operating segments consisting of MMOG, Web game, the 17173 Business and cinema advertising. The Company concluded that the MMOG and Web game have similar economic characteristics and meet all of the aggregation criteria that are required under ASC280 to aggregate identified operating segments. Hence the Company aggregated MMOG and Web game as one reportable segment under online game. In addition, cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in the “others.”

ac. Recently issued accounting standards

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment”. The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30. The revised guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. This amendment will not have a material effect on the Group’s financial position, results of operations or liquidity.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material effect on the Group’s financial position, results of operations or liquidity.

5. CONCENTRATION OF RISKS

There are no revenues from distributors that individually represent exceeding 10% of the total revenues for the years ended December 31, 2010, 2011 or 2012.

Over 80% and over 70%, respectively, of the Group’s net revenues for the years ended December 31, 2010 and 2011 were derived from a single MMORPG, Tian Long Ba Bu, which was launched in May 2007. Over 68% of the Group’s net revenues for the year ended December 31, 2012 were derived from Tian Long Ba Bu.

Over 90% of the Group’s net revenues for the years ended December 31, 2010, 2011 and 2012 were derived from domestic operations.

Substantially all the Company’s long-lived assets are located in the PRC.

A majority of the Group’s sales and expenses transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to affect the remittance. Total cash and cash equivalents in currencies other than RMB held at financial institutions in China mainland were $4.7 million and $2.2 million, respectively, as of December 31, 2011 and 2012.

The Group holds its cash and bank deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group holds it cash and bank deposits in approximately nineteen and twenty one, respectively, different financial institutions as of December 31, 2011 and 2012 and held no more than approximately 25% and 36%, respectively, of its total cash at any single institution as of December 31, 2011 and 2012.

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

The excess of the purchase price over the tangible assets, identifiable intangible assets (mainly registered game players and game operating platform) and games under development acquired and liabilities assumed was recorded as goodwill relating to the online game segment. Charges for impairment of acquired intangible assets for the years ended December 31, 2010, 2011 and 2012 were $nil, $nil, $1.1 million, respectively. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2012, no measurement period adjustment had been recorded.

Prior to the acquisition, the ICE Group did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of the ICE Group for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group, the Company did not consider the ICE Group on its own to be material to the Group by comparing the ICE Group and the Group’s most recent annual performance prior to the acquisition. Thus the Company’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

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

Acquisition of Shanghai Jingmao and its affiliate

In May 2010, in order to diversify the Group’s marketing channels for its games, the Group acquired 50% of the equity interests in each of Shanghai Jingmao and its affiliate, which are primarily engaged in the cinema advertising business in China. The investment was accounted for under the equity method of accounting due to the group’s inability to control Shanghai Jingmao. In January 2011, the Group acquired the remaining 50% of the equity interests in each of Shanghai Jingmao and its affiliate for total consideration of approximately $3.0 million. Payments for $1.0 million of the total consideration are contingent upon occurrence of certain specified events and management considers the possibility of the Group making gains due to the non-occurrence of the specified events to be remote. With unilateral control of 100% of the voting equity interests of Shanghai Jingmao and its affiliate, the Company started to consolidate Shanghai Jingmao and its affiliate’s financial statements on February 1, 2011. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair values was as follows:

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

The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill relating to the others business segment. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2012, no measurement period adjustment had been recorded.

Prior to the acquisition, Shanghai Jingmao and its affiliate did not prepare financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of Shanghai Jingmao and its affiliate for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group, the Company did not consider Shanghai Jingmao and its affiliate on their own to be material to the Group by comparing Shanghai Jingmao and its affiliate and the Group’s most recent annual performance prior to the acquisition. Thus the Company’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

Total identifiable intangible assets acquired upon acquisition mainly include cinema advertising slot rights of $8,330,000, partnership relationship of $1,035,000, trade name of $502,000, non-compete agreement of $126,000, and customer list of $108,000. Except for trade name, which is expected to have an indefinite useful life, other identifiable intangible assets acquired have an estimated average weighted useful life of two years. Under ASC350, intangible assets with an indefinite useful life are not amortized and their remaining useful life is evaluated at each reporting period to determine whether events and circumstances continue to support an indefinite life. Charges for acquired intangible assets for the years ended December 31, 2010, 2011 and 2012 were $nil, $0.2 million, and $1.2 million respectively. Goodwill primarily represents the expected synergies from combining operations of Shanghai Jingmao and its affiliate with those of the Group, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. For the year ended December 31, 2011, a full impairment loss of $5.2 million on Shanghai Jingmao’s goodwill was recognized (See Note 13).

Acquisition of 7Road

On May 11, 2011, the Group acquired 68.258% of the equity interests of Shenzhen 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that is contingent upon the achievement of specified performance milestones through December 31, 2012. Shenzhen 7Road is primarily engaged in Web game operations, through third party joint operators, and development. The Company began to consolidate Shenzhen 7Road’s financial statements on June 1, 2011. The purpose of the acquisition was to accelerate the Group’s position in China’s online games industry and add a new category of games to the Group’s growing product portfolio. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

As of June 1, 2011 (in thousands)
Cash consideration	$68,258
Contingent consideration	28,051

Total consideration	96,309

Receivables	7,440
Other tangible assets	22,213
Completed game	20,837
Games under development	3,561
Other identifiable intangible assets acquired	986
Goodwill	103,366
Liabilities assumed	(8,983)
Fair value of non-controlling interest and put option	(53,111)

Total	$96,309

The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill relating to the online game segment. Charges for impairment of acquired intangible assets for the years ended December 31, 2010, 2011 and 2012 were $nil, $nil, $0.6 million, respectively. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2012, no measurement period adjustment had been recorded.

Prior to the acquisition, Shenzhen 7Road did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of Shenzhen 7Road for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group, the Company did not consider Shenzhen 7Road on its own to be material to the Group by comparing Shenzhen 7Road and the Group’s most recent annual performance prior to the acquisition. Thus the Company’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

The fair value of non-controlling interest in Shenzhen 7Road has been determined mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration other factors, as appropriate. If Shenzhen 7Road achieves specified performance milestones and 7Road (after 7Road Reorganization) does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong, the non-controlling shareholders will have the right to put their equity interests in 7Road to the Group at a predetermined price agreed upon at the acquisition date (“the put option”). In accordance with ASC480, the Company measured this non-controlling interest and a put option at their acquisition-date fair value. An independent valuation firm was hired to determine the fair value upon the acquisition date.

The agreement for the acquisition of Shenzhen 7Road includes a contingent consideration arrangement that requires additional consideration to be paid by the Group based on the financial performance of Shenzhen 7Road over a period through December 31, 2012. The range of the undiscounted amounts the Company could pay under the contingent consideration provisions of the agreement was between nil and $32.76 million. The fair value of the contingent consideration recognized on the acquisition date of $28.05 million was estimated by an independent valuation firm, with the income approach applied. There are no indemnification assets involved. As of the end of 2012, 7Road had exceeded the financial performance milestones and as a result changes in fair value of the contingent consideration of $2.2 million were recognized in other expense for the year ended December 31, 2012. Total identifiable intangible assets acquired upon acquisition mainly include completed game, games under development and other identifiable intangible assets acquired, including non-compete agreement of $179,000, and relationship with operators of $807,000. The games under development will be subject to amortization after completion. Completed game and other identifiable intangible assets acquired are amortized over an estimated average weighted useful life of five years. Total goodwill of $103.4 million primarily represents the expected synergies from combining operations of Shenzhen 7Road with those of the Group, which are expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

Acquisition of the 17173 Business

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the Transition Period from December 16, 2011 through December 31, 2011 was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. Since Changyou and the 17173 Business were controlled by Sohu both before and after the acquisition, this transaction was accounted for as a business combination under common control by Sohu. Therefore, in accordance with ASC subtopic 805-50, the consolidated financial statements of the Company include the acquired assets and liabilities of the 17173 Business at their historical carrying amounts of approximately $22.0 million. In addition, the Group’s consolidated financial statements as of and for the years ended December 31, 2010 and 2011 have been prepared as if the current corporate structure had been in existence throughout the periods presented and the Group’s consolidated financial statements as of and for the year ended December 31, 2010, have been restated accordingly. The excess of the purchase price over the historical carrying amount of the acquired assets and liabilities was deemed to be a dividend distribution to Sohu.

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

Changyou and Sohu separately entered into a services agreement and an online links and advertising agreement (collectively, the “Services and Advertising Agreements”), pursuant to which Sohu provide links and advertising space and technical support to the Company, including the provision and maintenance of user log-in, information management and virtual currency payment systems the 17173 Business. The Services and Advertising Agreements provide for a term of twenty-five years for the virtual currency payment system services, and an initial term of three years for all the other relevant services and links and advertising space, and involve aggregate fees to Sohu of approximately $30 million. Under the Services and Advertising Agreements, the Company may renew certain rights for a subsequent term of twenty-two years, and may obtain a perpetual software license in respect of the information management system and the user log-in system following the expiration of the three-year term, subject to the Company’s payment to Sohu of additional fees of up to approximately $5 million in the aggregate.

7. BANK LOANS AND RESTRICTED TIME DEPOSITS

For the year ended December 31, 2012, the Company drew down bridge loans from the offshore branches of certain banks for the purposes of expediting the payment of a special one-time cash dividend to its shareholders and providing working capital to support its overseas operations. All of these bridge loans were secured by an equivalent or greater amount of RMB deposits by the Company in the onshore branches of such banks. As of December 31, 2012, the total amount of the loans was $239.4 million, of which $140.0 million carried a floating rate of interest based on the London Inter-Bank Offered Rate (“LIBOR”) and $99.4 million carried a fixed rate of interest. $113.0 million is repayable in second half of 2013 and $126.4 million is repayable in second half of 2014.

For the year ended December 31, 2012, interest income from the restricted time deposits securing the loans was $4.1 million, and interest expense on the bank loans was $2.1 million.

8. ACCOUNTS RECEIVABLE, NET

The carrying amounts of accounts receivable of the Group are stated are as follows:

	As of December 31, (in thousands)
	2011	2012
Accounts receivable	$13,473	$26,462
Less: provision for bad debts	(2,147)	(3,098)

Net Book Value	$11,326	$23,364

9. PREPAID AND OTHER CURRENT ASSETS

	As of December 31, (in thousands)
	2011	2012
Prepayment for Sohu services	$—	$10,101
Accrued interest income	234	4,242
VAT refund receivables	2,235	2,355
Rental deposits	1,899	2,307
Capitalized transaction cost	—	1,670
Employee advance	4,809	1,252
Restricted cash	—	795
Others	2,433	6,323

Total	$11,610	$29,045

10. FIXED ASSETS, NET:

	As of December 31, (in thousands)
	2011	2012
Office building	$36,173	$36,261
Computer equipment (including servers)	45,360	52,349
Leasehold improvements	12,877	15,121
Office furniture	1,406	1,610
Vehicles	1,085	1,286

Total	96,901	106,627
Less: accumulated depreciation	(28,507)	(41,799)

Net book value	$68,394	$64,828

The depreciation expense for fixed assets was $7.8 million, $11.1 million and $14.6 million, respectively, for the years ended December 31, 2010, 2011 and 2012.

11. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2012 (in thousands)
	Gross			Net
	Carrying	Accumulated		Carrying
Items	Amount	Amortization	Impairment	Amount
Operating rights for licensed games	$14,092	$(4,871)	$(4,223)	$4,998
Computer software	3,151	(1,589)	(260)	1,302
Developed technologies	27,289	(7,569)	(2,476)	17,244
Trademarks and domain names	9,215	(3,132)	(527)	5,556
Cinema advertising slot rights	71,064	(42,620)	(3,992)	24,452
Others	2,347	(714)	(936)	697

Total	$127,158	$(60,495)	$(12,414)	$54,249

	As of December 31, 2011 (in thousands)
	Gross			Net
	Carrying	Accumulated		Carrying
Items	Amount	Amortization	Impairment	Amount
Operating rights for licensed games	$11,310	$(3,310)	$(2,548)	$5,452
Computer software	3,305	(946)	—	2,359
Developed technologies	26,253	(2,750)	(993)	22,510
Trademarks and domain names	7,521	(1,037)	(219)	6,265
Cinema advertising slot rights	38,070	(28,184)	—	9,886
Others	2,647	(678)	—	1,969

Total	$89,106	$(36,905)	$(3,760)	$48,441

The amortization expense for intangible assets was $1.4 million, $17.7 million and $23.4 million, respectively, for the years ended December 31, 2010, 2011 and 2012.

As of December 31, 2012, amortization expense of intangible assets for future years is expected to be as follows:

Amortization expense of intangible assets (in thousands)
2013	$27,355
2014	12,980
2015	6,805
2016	3,666
2017	1,247
Thereafter	2,196

Total expected amortization expense	$54,249

12. EQUITY INVESTMENTS

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

In 2012, the Group acquired 10% of the equity interests of Bridea Corporation for fixed cash consideration of $500,000. As the Group does not have significant influence over Bridea Corporation, the Group accounts for the equity investment using the cost method.

13. GOODWILL

In 2012, for the reporting units of the MMOG business, the Web game business, the online advertising business and the cinema advertising business, the Company qualitatively assessed whether it is more likely than not that the fair values of these reporting units were less than their carrying amounts. The MMOG business and the Web game business are aggregated and presented as the online game business reporting unit.

The changes in the carrying value of goodwill are as follows:

	Online Game (in thousands)	Online Advertising (in thousands)	Others (in thousands)	Total (in thousands)
Balance as of December 31, 2011
Goodwill	$116,731	$17,885	$5,201	$139,817
Accumulated impairment losses	—	—	(5,201)	(5,201)

	$116,731	$17,885	$—	$134,616

Transactions in 2012
Foreign exchange	$261	$44	$—	$305
Balance as of December 31, 2012
Goodwill	$116,992	$17,929	$5,201	$140,122
Accumulated impairment losses	—	—	(5,201)	(5,201)

	$116,992	$17,929	$—	$134,921

For the qualitative analysis performed for the MMOG business, the Web game business and the online advertising business, the Company took into consideration all the events and circumstances listed in ASC350, Intangibles—Goodwill and Other, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test for the MMOG business, the Web game business and the online advertising business.

After completing its annual impairment reviews for each reporting unit on an annual basis as of October 1, 2012, the Company concluded that goodwill was not impaired.

14. OTHER ASSETS, NET:

	As of December 31, (in thousands)
	2011	2012
Prepayment for an office building	$125,696	$126,004
Prepayment for Sohu services	—	10,138
Deferred tax assets, net	3,605	5,000
Others	1,064	661

Total	$130,365	$141,803

In August 2010, Changyou entered into agreements with a property developer for the purchase of an office building to be built in Beijing at a price of approximately $158.5 million. The office building is to serve as Changyou’s headquarters and has an area of approximately 56,549 square meters. As of December 31, 2012, the Group had paid $126.0 million to the property developer and paid $15.8 million in February, 2013. The remaining amount, which is approximately $16.7 million, is expected to be settled in the first half of 2013 when the office building is completed and accepted by Changyou.

15. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2011 and 2012:

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$178,059	$—	$178,059	$—
Restricted time deposits	246,599	—	246,599	—
Short-term investments	51,720	—	51,720	—

Total	$476,378	$—	$476,378	$—

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$153,222	$—	$153,222	$—
Short-term investments	17,560	—	17,560	—

Total	$170,782	$—	$170,782	$—

Cash equivalents

The Company’s cash equivalents include time deposits with maturities of three months or less. These time deposits are classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical time deposits and therefore, in order to determine their fair value, the Company had to use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that were observable or could be corroborated by observable market data for substantially the full term of the assets or liabilities.

As of December 31, 2011 and 2012, the Company’s cash equivalents included time deposits with maturities of three months or less amounting to $153.2 million and $178.1 million, respectively.

Restricted time deposits

Restricted time deposits are valued based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Short-term investments

To estimate the fair value of investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company refers to the quoted rate of return provided by banks at the end of each period using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

As of December 31, 2011 and 2012, the Company’s investments in financial instruments were mainly held by Shenzhen 7Road, and totaled approximately $17.6 million and $51.7 million, respectively. The investments are issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Short-term accounts payable, receipts in advance and deferred revenue, short-term bank loans and accrued liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. The Company estimated fair values of other short-term receivables and payables using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Long-term prepayment in non-current assets and long-term payables

Long-term prepayment in non-current assets are financial assets with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial. Long-term account payable are financial liabilities with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial. The rates of interest under the Company’s loan agreements with the Company’s lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of long-term bank loans. The Company estimated fair values of long-term prepayment in non-current assets and long-term account payable using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

16. RECEIPTS IN ADVANCE AND DEFERRED REVENUE

	As of December 31, (in thousands)
	2011	2012
Receipts in advance	$23,185	$15,074
Deferred revenue	28,715	28,585

Total	$51,900	$43,659

17. OTHER ACCRUED LIABILITES

	As of December 31, (in thousands)
	2011	2012
Consideration payable for business acquisitions	$13,531	$19,658
Customer deposits	—	5,258
Advance from government grants	127	3,007
Accrued transaction costs for acquisition of the 17173 Business	1,741	1,541
Others	1,457	2,695

Total	$16,856	$32,159

18. SHARE-BASED COMPENSATION

Share Awards Granted before Initial Public Offering

Sohu’s Stock Incentive Plan

Share-based compensation allocated from Sohu to the Company

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

There was no grant of stock options by Sohu to Changyou employees during 2010, 2011 or 2012.

A summary of option activity, relating to options held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2012 and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	10	$18.41	3.28	$306
Exercised	(5)	17.65
Forfeited	—

Outstanding at December 31, 2012	5	19.12	2.31	141

Vested at December 31, 2012	5	19.12	2.31	141

Exercisable at December 31, 2012	5	19.12	2.31	141

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2012 of shares of Sohu.com Inc. common stock on NASDAQ of $47.34.

The total fair values of options expensed during the years ended December 31, 2010, 2011 and 2012 were $ nil, $nil and $nil, respectively. The total intrinsic values of options exercised during the years ended December 31, 2010, 2011 and 2012 were $383,000, $173,000 and $110,000, respectively. As of December 31, 2012, there was no unrecognized compensation expense for options because the requisite service periods for the remaining options had been satisfied on or prior to that date.

A summary of restricted stock unit activity, relating to restricted stock units held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2012, and changes during the year then ended, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2012	1	$86.58
Granted	—
Vested	(1)	86.58
Forfeited	—

Unvested at December 31, 2012	—

Expected to vest thereafter	—

As of December 31, 2012, there was $3,000 of unrecognized compensation cost related to unvested restricted stock units, net of estimated forfeitures. The total fair values of restricted stock units expensed during the years ended December 31, 2010, 2011 and 2012 were $116,000, $31,000 and $130,000, respectively.

The total fair value of vested restricted stock units on their respective vesting dates during the years ended December 31, 2010, 2011 and 2012 were $242,000, $88,000 and $57,000, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2010, 2011 and 2012.

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

Share-based compensation allocated from Sohu to the 17173 Business

A summary of option activity, relating to options held by employees of the 17173 Business under Sohu’s 2000 Stock Incentive Plan as of December 31, 2012, and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	11	$19.45	3.17	$331
Exercised	(4)	17.65
Forfeited	—

Outstanding at December 31, 2012	7	20.30	2.13	198

Vested at December 31, 2012	7	20.30	2.13	198

Exercisable at December 31, 2012	7	20.30	2.13	198

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2012 of shares of Sohu.com common stock on NASDAQ of $47.34. The total intrinsic value of share options exercised for the year ended December 31, 2012 was $80,000.

No options have been granted under Sohu’s 2000 Stock Incentive Plan since 2006. For the years ended December 31, 2010, 2011 and 2012, no share-based compensation expense was recognized for share options because the requisite service periods for share options had ended by the end of 2009.

A summary of restricted stock unit activity, relating to restricted stock units held by employees of the 17173 Business under Sohu’s 2000 Stock Incentive Plan as of December 31, 2012, and changes during the year then ended, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2012	18	$61.27
Granted	—
Vested	(6)	61.27
Forfeited	(4)	61.27

Unvested at December 31, 2012	8	61.27

Expected to vest thereafter	5	61.27

As of December 31, 2012, there was $79,000 of unrecognized compensation cost related to unvested restricted stock units, net of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 0.63 years. The total fair values of restricted stock units granted to employees expensed during the years ended December 31, 2010, 2011 and 2012 were $600,000, $321,000 and $173,000, respectively.

The total fair value of vested restricted stock units on their respective vesting dates during the years ended December 31, 2010, 2011 and 2012 were $61,000, $405,000 and $353,000, respectively.

The total fair values of options and restricted stock units expenses relating to Sohu’s senior management allocated to the 17173 Business during the years ended December 31, 2010, 2011 and 2012 were $353,000, $218,000 and $nil, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2010, 2011 and 2012.

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

Changyou 2008 Share Incentive Plan

On December 31, 2008, the Company reserved 2,000,000 of its ordinary shares, which included 1,774,000 Class B ordinary shares and 226,000 Class A ordinary shares, for issuance to certain of its executive officers and employees as incentive compensation under the Company’s 2008 Share Incentive Plan (the “Changyou 2008 Share Incentive Plan”).

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights in the Company, with the exception of voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to a shareholder vote, and each Class B ordinary share is entitled to ten votes on all matters subject to a shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the election of the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In March 2009, the 2,000,000 reserved ordinary shares were subject to a ten-for-one share split and became 20,000,000 ordinary shares.

Through December 31, 2012, the Company had granted under the Changyou 2008 Share Incentive Plan 15,000,000 Class B ordinary shares to Tao Wang, Chief Executive Officer of Changyou, through Prominence Investments Ltd. (“Prominence”) and 4,745,200 Class A and/or Class B restricted share units (settleable by issuance of Class A ordinary shares or Class B ordinary shares, respectively) to certain of its executive officers other than Tao Wang and to certain of its employees and certain Sohu employees. Prominence is an entity that may deemed under applicable rules of the Securities and Exchange Commission (“SEC”) to be beneficially owned by Tao Wang.

In determining the fair value of ordinary shares, restricted shares and restricted share units granted by the Company in January and April 2008, the income approach/discounted cash flow method with a discount for lack of marketability was applied given that the shares underlying the awards were not publicly traded at the time of grant.

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

In determining the fair value of restricted share units granted in 2009 before the Company’s initial public offering, the fair value of the underlying shares was determined based on the offering price of ADSs in the offering. In determining the fair value of restricted share units granted after the initial public offering, the fair value is determined based on the market price of the Company’s ADSs on the grant dates.

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

For the years ended December 31, 2010, 2011 and 2012, total share-based compensation expense recognized for awards under the Changyou 2008 Share Incentive Plan was $8.5 million, $5.5 million and $3.4 million, respectively.

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

A summary of restricted shares activity relating to the restricted shares held by the CEO under the Changyou 2008 Share Incentive Plan as of and for the year ended December 31, 2012, is presented below:

Restricted Shares	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2012	2,000	$1.36
Granted	—
Vested	(2,000)	1.36

Unvested at December 31, 2012	—

Expected to vest thereafter	—

Share-based compensation expenses relating to the 8,000,000 restricted shares for the years ended December 31, 2010, 2011 and 2012 were $1.2 million, $0.5 million and $41,000, respectively, and recognized in product development expenses. As of December 31, 2012, there was no unrecognized compensation expense related to unvested restricted shares granted to the CEO.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2010, 2011 and 2012 were $32.7 million, $39.7 million and $26.5 million, respectively.

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

A summary of the restricted share units activity as of and for the year ended December 31, 2012, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2012	635	$1.98
Granted	—
Vested*	(635)	1.98
Forfeited	—

Unvested at December 31, 2012	—

Expected to vest thereafter	—

*	including 405,000 shares not settled as of December 31, 2012.

Share-based compensation expense relating to the 2,740,000 restricted share units for the years ended December 31, 2010, 2011 and 2012 was $0.9 million, $0.4 million and $31,000, respectively. As of December 31, 2012, there was no unrecognized compensation cost related to unvested Class B restricted share units granted to executive officers other than the CEO and certain key employees.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2010, 2011 and 2012 were $11.2 million, $13.1 million and $8.4 million, respectively.

Share awards to other employees

On February 17, 2009, the Company granted an aggregate of 456,000 Class A restricted share units to certain of its employees. These restricted share units are subject to vesting over a four-year period commencing upon the completion of the listing of the Company’s Class A ordinary shares in an initial public offering.

A summary of restricted share units activity as of and for the year ended December 31, 2012, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2012	169	$8.00
Granted	—
Vested	(85)	8.00
Forfeited	(3)	8.00

Unvested at December 31, 2012	81	8.00

Expected to vest thereafter	73	8.00

Share-based compensation expense relating to the 456,000 Class A restricted share units for the years ended December 31, 2010, 2011 and 2012 was $1.0 million, $0.6 million and $0.3 million, respectively. As of December 31, 2012, unrecognized compensation expense related to unvested Class A restricted share units of the Company granted to employees before the initial public offering was $57,000.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2010, 2011 and 2012 were $1.7 million, $1.6 million and $1.2 million, respectively.

Share Awards Granted after Initial Public Offering

Changyou 2008 Share Incentive Plan

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

For the years ended December 31, 2010, 2011 and 2012, the Company granted an aggregate of 27,000, 252,200 and 10,000, respectively, Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees. These Class A restricted share units are subject to vesting over a four-year period commencing on grant dates. The fair values as of grant dates of restricted share units were determined based on the Company’s share price on the grant dates.

A summary of restricted share units activity under the Changyou Stock Incentive Plan as of and for the year ended December 31, 2012 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2012	865	$12.99
Granted	10	12.11
Vested	(367)	12.77
Forfeited	(6)	17.78

Unvested at December 31, 2012	502	13.08

Expected to vest thereafter	481	13.04

Share-based compensation expense recognized for restricted share units for the years ended December 31, 2010, 2011 and 2012 under Changyou’s Stock Incentive Plan was $5.3 million, $3.5 million and $2.8 million, respectively. As of December 31, 2012, there was $1.6 million of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 0.95 years.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2010, 2011 and 2012 were $4.9 million, $6.1 million and $4.6 million, respectively.

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

A summary of restricted share units to employees of the 17173 Business as of and for the year ended December 31, 2012 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Fair Value
Unvested at January 1, 2012	50	$17.67
Granted	—
Vested	(14)	17.71
Forfeited	(12)	17.47

Unvested at December 31, 2012	24	17.75

Expected to vest thereafter	24	17.75

Share-based compensation expense relating to these 60,000 Class A restricted share units for the years ended December 31, 2010, 2011 and 2012 was $0.1 million, $0.5 million and $0.3 million, respectively. As of December 31, 2012, there was $209,000 of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 0.88 years.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2010, 2011and 2012 were $nil, $0.2 million and $0.2 million, respectively.

7Road 2012 Share Incentive Plan

On July 10, 2012, 7Road Cayman adopted a 2012 Share Incentive Plan (the “7Road 2012 Share Incentive Plan”), which initially provided for the issuance of up to 5,100,000 Class A ordinary shares of 7Road Cayman (amounting to 5.1% of the then outstanding 7Road Cayman shares on a fully-diluted basis) to selected directors, officers, employees, consultants and advisors of 7Road.

On November 2, 2012, 7Road Cayman’s Board of Directors and its shareholders approved an increase from 5,100,000 to 15,100,000 Class A ordinary shares (amounting to 13.7% of the then outstanding 7Road shares on a fully-diluted basis) in the number of ordinary shares available for issuance from time to time to selected directors, officers, employees, consultants and advisors of 7Road under the 7Road 2012 Share Incentive Plan.

On July 18, 2012, 7Road Cayman granted to certain key employees restricted share units(“RSUs”), which are settleable upon vesting by the issuance of an aggregate of 2,546,250 of 7Road Cayman’s Class A ordinary shares, with vesting in installments of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of the grant date and vesting subject to the additional conditions that 7Road Cayman complete a firm commitment underwritten initial public offering of its Class A ordinary shares resulting in a listing on an internationally recognized exchange (an “IPO”) and that all underwriters’ lockup periods applicable to the IPO expire. There were 112,500 RSUs forfeited and no RSUs that were settled or that expired for the year ended December 31, 2012.

As all the criteria for establishing the grant date were met, the total share-based compensation to be recognized for these RSUs, amounting to $11.2 million, is measured based on their fair value on July 18, 2012. No compensation expense will be recognized relating to these RSUs until the completion of the IPO, because an IPO event is not considered to be probable until it is completed. The cumulative share-based compensation expense recognized upon the 7Road Cayman’s IPO would have been $2.7 million, if the IPO had been completed on December 31, 2012.

19. MEZZANINE EQUITY

On May 11, 2011, the Company, through Gamease, acquired 68.258% of the equity interests of 7Road and began to consolidate 7Road’s financial statements on June 1, 2011.

Mezzanine Equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in 7Road to the Company at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong. The put option will expire in 2014. Since the occurrence of the sale is not solely within the control of the Company, the Company classifies the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

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

On June 21, 2012, 7Road’s Chief Executive Officer surrendered to 7Road, without consideration, ordinary shares of 7Road representing 5.1% of the then outstanding ordinary shares of 7Road, with the intention that these shares would be added to the shares reserved by 7Road for grants of equity incentive awards under 7Road 2012 Share Incentive Plan without dilution of the other shareholders of 7Road. As a result, the noncontrolling interest decreased to 28.074% of 7Road and Changyou’s interest in 7Road increased to 71.926%.

Under ASC 480-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. The variance of $6.8 million caused by 7Road’s Chief Executive Officer’s surrender of shares was recorded as credit to additional paid-in capital.

For the year ended December 31, 2012, 7Road had exceeded the specified performance milestones set forth in the acquisition agreement for Changyou’s acquisition of a majority interest in 7Road, and accordingly the estimated redemption value of the noncontrolling interests in 7Road increased. The increase in the redemption value was recognized over the period from the date of management’s increased estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine-classified noncontrolling interests. As of December 31, 2012, the estimated redemption value of the mezzanine equity was approximately $89.8 million based on the Company’s expectation as to 7Road’s financial performance. For the year ended December 31, 2012, an accretion charge of $11.2 million, compared to $2.6 million for the year ended December 31, 2011, and was recorded as net income attributable to the mezzanine classified non-controlling interest shareholders in the statements of comprehensive income.

20. TAXATION

a. Transition from PRC Business Tax to PRC Value Added Tax

The Pilot Program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing.

Cinema advertising revenues became subject to VAT on January 1, 2012 and online advertising revenues became subject to VAT on September 1, 2012, at a rate of 6%.

b. Business Tax and related Surcharges

Prior to the Pilot Program, the Group was subject to a 5% Business Tax and 0.5% in related surcharges on revenues from MMOG operations, the online advertising business in the PRC, and the cinema advertising business in the PRC. Business Tax and the related surcharges are recognized when the revenue is earned.

After the Pilot Program, the Company’s MMOG operations remain subject to Business Tax and the related surcharges.

c. VAT

Prior to the Pilot Program, in addition to Business Tax and related surcharges, the Group was subject to VAT at an effective rate of 3% for revenues from intra group software sales in the PRC. In 2011, with the consolidation of 7Road, VAT was imposed on Web game revenue at a rate of 17%, with a 14% immediate tax refund, resulting in a net rate of 3% plus a related surcharge of 0.4% on such revenue.

After the Pilot Program, the Group’s online advertising and cinema advertising revenues are subject to VAT at a rate of 6%.

There is an additional culture construction fee surcharge of 3% on revenues from the online advertising and cinema advertising businesses. In addition, entities incorporated in Beijing were subject to a surcharge of 0.6% on their revenues for the year ended December 31, 2012.

d. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to taxes in Hong Kong at 16.5% for each of the years ended December 31, 2010, 2011 and 2012.

China

The Company’s subsidiaries and VIEs in China are governed by the Corporate Income Tax Law (“CIT Law”), which became effective on January 1, 2008. Pursuant to the CIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%, certain High and New Technology Enterprises are entitled to a favorable statutory tax rate of 15%, and Software Enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease are qualified as software enterprises and were subject to a 50% tax reduction to a rate of 12.5% from fiscal year 2009 to fiscal year 2011. Commencing in 2012, both AmazGame and Gamease, which were approved as High and New Technology Enterprises, will enjoy a preferential income tax rate of 15%. Shenzhen 7Road is qualified as a software enterprise and was entitled to an income tax exemption for fiscal year 2009 and 2010 and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Shanghai ICE is qualified as a software enterprise and starts to be entitled to an income tax exemption for fiscal year 2010 and 2011 and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Gamespace is qualified as a software enterprise and starts to be entitled to an income tax exemption for fiscal year 2012 and 2013 and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Guanyou Gamespace, ICE Information and 7Road Technology have been qualified as “software enterprises” and will be entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years, if they continue to maintain the qualifications.

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

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of the Company’s Hong Kong subsidiaries is, in the light of Circular 601, to be considered a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of the Company’s PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual New CIT Law rate of 10%. In order to fund the distribution of a dividend to the Company’s shareholders, the Company’s board of directors decided to cause one of the Group’s PRC subsidiaries to declare and distribute a cash dividend out of its 2012 earnings to its direct overseas parent company, Changyou HK. The Company does not intend to cause any of its PRC subsidiaries to distribute any profits of such subsidiaries with respect to years prior to 2012 to their direct overseas parent companies, but rather intends that such profits will be retained by such subsidiaries for their PRC operations. Under the corporate income tax law and relevant rules, such dividend out of earnings generated after January 1, 2012 is subject to a 5% withholding tax. Therefore, withholding tax associated with this distribution plan was accrued and recorded as deferred tax liabilities in the amount of $11.9 million as of December 31, 2012.

For the years ended December 31, 2010, 2011 and 2012, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31, (in thousands)
	2010	2011	2012
Loss from foreign entities	$(17,949)	$(13,211)	$(17,283)
Income from PRC entities	242,622	304,805	378,284

Income before income tax expenses	$224,673	$291,594	$361,001

Current income tax expense	$30,074	$43,548	$55,995
Deferred tax	(1,051)	(1,462)	9,718

Income tax expenses applicable to PRC entities	$29,023	$42,086	$65,713
Foreign withholding tax expense	967	1,494	1,692

Income tax expense	$29,990	$43,580	$67,405

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2010	2011	2012
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	(14.2)%	(16.1)%	(10.9)%
Effect of withholding taxes	0.4%	0.5%	3.7%
Changes in valuation allowance	2.2%	3.2%	2.6%
Other permanent book-tax differences	(0.1)%	2.3%	(1.7)%

Effective CIT rate	13.3%	14.9%	18.7%

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2010	2011	2012
Tax holiday effect	$31,819	$46,910	$39,451
Basic earnings per share	$0.31	$0.45	$0.37

d. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets consist of the following:

	As of December 31, (in thousands)
	2011	2012
Deferred tax assets
Net operating loss from operations	$15,516	$25,571
Intangible assets	3,239	3,183
Accrued salary and benefits	3,670	4,538
Others	2,561	2,335

Total deferred tax assets	24,986	35,627
Less: Valuation allowance	(21,381)	(30,627)

Net deferred tax assets	$3,605	$5,000

Deferred tax liability
Related to acquired intangible assets	$5,146	$3,846
Withholding tax related to distribution of dividend	—	11,878
VAT refund	—	3,978

Net deferred tax liabilities	$5,146	$19,702

As of December 31, 2011 and 2012, the Group has made a valuation allowance against its deferred tax assets to the extent such deferred tax assets are not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including the Group’s limited operating history and uncertainty as to the success of the Group’s businesses due to intense competition in the industries in which the Group operates its businesses.

21. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2010, 2011 and 2012, the Group contributed approximately a total of $9.4 million, $14.4 million and $20.5 million, respectively, to these funds.

22. STATUTORY RESERVES

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

For the years ended December 31, 2010, 2011 and 2012, profit appropriation to the statutory surplus fund was approximately $nil, $3.6 million and $nil, respectively, and there was no profit appropriation to the general reserve fund for any of those years.

23. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2010	2011	2012
Numerator:
Net income attributable to Changyou.com Limited	$194,683	$245,456	$282,400
Numerator for basic earnings per share	194,683	245,456	282,400
Numerator for diluted earnings per share	194,683	245,456	282,400
Denominator:
Weighted average number of ordinary shares outstanding—basic	103,792	104,854	105,656
Incremental shares from treasury stock method – restricted shares units	2,447	1,746	1,136

Weighted average number of ordinary shares outstanding—diluted	106,239	106,600	106,792

Basic net income per share	$1.88	$2.34	$2.67
Diluted net income per share	$1.83	$2.30	$2.64

There were no potential ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share for any of the years presented.

24. SEGMENT INFORMATION

The Group has determined that it currently operates in the following principal reportable segments: (1) online game and (2) the 17173 Business. Others consists of cinema advertising only.

Year Ended December 31, 2012

(in thousands)

	Online game	17173 Business	Others	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	570,533	4,307	—	(187)	574,653
Online advertising	—	45,727	—	(3,202)	42,525
Others	—	—	6,251	—	6,251

Total revenues	570,533	50,034	6,251	(3,389)	623,429
Cost of revenues:
Online game	76,193	1,696	—	(187)	77,702
Online advertising	—	6,468	—	—	6,468
Others	—	—	20,046	—	20,046
SBC (2) in cost of revenues	239	67	—		306

Total cost of revenues	76,432	8,231	20,046	(187)	104,522

Gross profit	494,101	41,803	(13,795)	(3,202)	518,907
Operating expenses:
Product development	70,386	1,378	137	—	71,901
Sales and marketing	51,584	6,629	5,302	(3,202)	60,313
General and administrative	30,013	995	1,323	—	32,331
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	1,670	—	1,236	—	2,906
SBC (2) in operating expenses	3,258	105	—	—	3,363

Total operating expenses	156,911	9,107	7,998	(3,202)	170,814

Operating profit	337,190	32,696	(21,793)	—	348,093
Interest income	15,855	11	16	—	15,882
Foreign currency exchange loss	(558)	—	—	—	(558)
Interest expense	(2,243)	—	—	—	(2,243)
Other expense	(51)	—	(122)	—	(173)

Income before income tax expense	350,193	32,707	(21,899)	—	361,001
Income tax expense	67,748	—	(343)	—	67,405

Net income	282,445	32,707	(21,556)	—	293,596
Less: Net income attributable to the mezzanine classified non-controlling interest	11,196	—	—	—	11,196

Net income attributable to Changyou.com Limited	271,249	32,707	(21,556)	—	282,400

Year Ended December 31, 2011

(in thousands)

	Online game	17173 Business	Others	Eliminations and adjustments	Consolidated
Revenues(1)	$435,512	$44,981	$10,853	$(6,770)	$484,576
Segment cost of revenues	49,735	3,764	13,783	—	67,282
SBC (2) in cost of revenues	102	128	—	—	230

Total cost of revenues	49,837	3,892	13,783	—	67,512

Gross profit (loss)	385,675	41,089	(2,930)	(6,770)	417,064
Operating expenses:
Product development	47,234	2,139	466	—	49,839
Sales and marketing	48,241	2,015	5,447	(6,770)	48,933
General and administrative	23,149	2,394	1,613	—	27,156
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	—	5,420	—	5,420
SBC (2) in operating expenses	5,354	411	—	122	5,887

Total operating expenses	123,978	6,959	12,946	(6,648)	137,235

Operating profit (loss)	261,697	34,130	(15,876)	(122)	279,829
Interest income	11,916	—	17	—	11,933
Foreign currency exchange loss	(618)	—	—	—	(618)
Interest expense	(7)	—	—	—	(7)
Other income	267	2	188	—	457

Income before income tax expense	273,255	34,132	(15,671)	(122)	291,594
Income tax expense(credit)	40,965	2,732	(117)	—	43,580

Net income	232,290	31,400	(15,554)	(122)	248,014
Less: Net income attributable to the mezzanine classified non-controlling interest	2,558	—	—	—	2,558

Net income attributable to Changyou.com Limited	$229,732	$31,400	$(15,554)	$(122)	$245,456

Year Ended December 31, 2010 (in thousands)
	Online game	17173 Business	Others	Eliminations and adjustments	Consolidated
Revenues(1)	$327,153	$31,552	$—	$(4,599)	$354,106
Segment cost of revenues	29,658	2,918	—	—	32,576
SBC (2) in cost of revenues	194	236	—	—	430

Total cost of revenues	29,852	3,154	—	—	33,006

Gross profit	297,301	28,398	—	(4,599)	321,100
Operating expenses:
Product development	33,519	1,909	—	—	35,428
Sales and marketing	40,782	2,459	—	(4,599)	38,642
General and administrative	13,752	1,708	—	—	15,460
SBC (2) in operating expenses	8,400	717	—	15	9,132

Total operating expenses	96,453	6,793	—	(4,584)	98,662

Operating profit	200,848	21,605	—	(15)	222,438
Interest income	4,194	—	—	—	4,194
Foreign currency exchange loss	(527)	—	—	—	(527)
Interest expense	(39)	—	—	—	(39)
Other (expense) income	(1,394)	1	—	—	(1,393)

Income before income tax expense	203,082	21,606	—	(15)	224,673
Income tax expense	28,178	1,812	—	—	29,990

Net income	$174,904	$19,794	$—	$(15)	$194,683

Note (1):	The intercompany elimination for segment revenues mainly consists of sales and marketing services provided by the 17173 Business to the online game segment.
Note (2):	“SBC” stands for share-based compensation expense.

	As of December 31, 2012 (in thousands)
	Online game	17173 Business	Others	Intercompany Eliminations	Consolidated
Cash and cash equivalents	$360,377	$2,449	$3,813	$—	$366,639
Restricted time deposits	246,599	—	—	—	246,599
Accounts receivable, net	14,558	7,617	1,189	—	23,364
Fixed assets, net	62,019	2,253	556	—	64,828
Intangible assets, net	29,575	188	24,486	—	54,249
Goodwill	116,992	17,929	—	—	134,921

Total assets (1)	$1,020,899	$44,480	$5,602	$43,532	$1,114,513

	As of December 31, 2011 (in thousands)
	Online game	17173 Business	Others	Intercompany Eliminations	Consolidated
Cash and cash equivalents	$326,961	$—	$3,450	$—	$330,411
Accounts receivable, net	7,744	—	3,582	—	11,326
Fixed assets, net	65,266	2,737	391	—	68,394
Intangible assets, net	36,508	632	11,301	—	48,441
Goodwill	116,731	17,885	—	—	134,616

Total assets (1)	$729,813	$21,788	$18,803	$(17,331)	$753,073

Note (1):	The intercompany elimination for segment assets mainly consists of an operating funds loan to and long term investment in the others.

25. RELATED PARTY TRANSACTIONS

The table below sets forth major related parties and their relationships with the Group.

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
Zhou You	An equity investee of the Company
Jin Dian	A controlled company by a member of board

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

On November 29, 2011, the Group and Sohu separately entered into a services agreement and an online links and advertising agreement (together, the “Services and Advertising Agreements”), pursuant to which Sohu provide links and advertising space and technical support to the Group, including the provision and maintenance of user log-in, information management and virtual currency payment systems of the 17173 Business. The Services and Advertising Agreements provide for a term of twenty-five years for the virtual currency payment system services, and an initial term of three years for all the other relevant services and links and advertising space, and involve aggregate fees to Sohu of approximately $30 million. Under the Services and Advertising Agreements, the Group may renew certain rights for a subsequent term of twenty-two years, and may obtain a perpetual software license in respect of the information management system and the user log-in system following the expiration of the three-year term, subject to the Group’s payment to Sohu of additional fees of up to approximately $5 million in the aggregate. During the years ended December 31, 2010, 2011 and 2012, significant related party transactions were as follows:

	For the year ended December 31, (in thousands)
Transactions with Sohu	2010	2011	2012
Services provided by Sohu
Sales and marketing services provided by Sohu	$7,459	$6,002	$14,026
Corporate expenses	1,486	1,483	27
Other service provided by Sohu	22	37	50
Acquisition of the 17173 Business
Acquisition of the 17173 Business from Sohu	—	163,784	—

	For the year ended December 31, (in thousands)
Transactions with Jin Dian	2010	2011	2012
Advertising slots provided by Shi Dai Jin Dian Cinema Investing Co., Ltd, or Jin Dian	$—	$763	$1,552

	For the year ended December 31, (in thousands)
Transactions with Zhou You	2010	2011	2012
Royalty fees to Zhou You for a licensed game	$906	$—	$—

As of December 31, 2010, 2011 and 2012, the amounts due to related parties were as follows:

	As of December 31, (in thousands)
	2010	2011	2012
Due to Sohu (2010, 2011 and 2012, mainly arising from expenses charged from Sohu for sales and marketing services)	$5,155	$4,962	$—
Notes payable to Sohu	—	16,007	—
Due to Jin Dian	—	2,354	4,191
Due to Zhou You (royalty fees payable to Zhou You)	453	476	322

On December 15, 2011, the Group issued a promissory note to Sohu with a principal amount of $16 million to settle part of the consideration for the Group’s acquisition of the 17173 Business. The promissory note bore interest of 1% per annum and was repayable within one year. The principal of the promissory note was repaid in November 2012.

As of December 31, 2010, 2011 and 2012, amounts due from and prepayment to related parties were as follows:

	As of December 31, (in thousands)
	2010	2011	2012
Due from Sohu (mainly arising from customer advances collected by Sohu on behalf of the Group)	$312	$—	$495
Shareholder loan to Shanghai Jingmao	4,983	—	—
Short-term and long-term prepayment to Sohu under Services and Advertising agreements	—	—	20,239

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

26. COMMITMENTS AND CONTINGENCIES

The Group has future rental commitments related to its bandwidth leasing charges, office rental, services and advertising agreements with Sohu, fees of online games development service performed by third parties and purchase fees of in-progress online games developed by third-parties recorded in operating expenses and certain other services as follows:

	Bandwidth leasing (in thousands)	Office rental (in thousands)	Fees of games development service and in-progress games (in thousands)	Others (in thousands)
2013	$5,255	$5,660	$2,013	$843
2014	625	2,151	2,293	—
2015 and thereafter	30	577	254	—

Total minimum payments required	$5,910	$8,388	$4,560	$843

Rental expenses, including bandwidth leasing charges and office rental, were approximately $8.4 million, $17.7 million, and $23.1 million, respectively, for the years ended December 31, 2010, 2011 and 2012 and were charged to the statement of comprehensive income as incurred.

The Group estimated the future capital commitments related to construction of office building constructed by a third-party and certain other services as follows:

	Office building constructed by a third-party (in thousands)	Others (in thousands)
2013	$32,527	$2,138
2014	—	145
2015 and thereafter	—	60

Total minimum payments required	$32,527	$2,343

The Group did not have any other significant capital and other commitments or guarantees as of December 31, 2012.

The Group did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2012.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the business, financial condition or results of operations.

The Group has not recorded any legal contingencies as of December 31, 2012.

27. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payment of dividends by PRC-based operating entities, such as AmazGame, Gamease, Guanyou, Guanyou Gamespace, 7Road Technology, Shenzhen 7Road, Yan Fan Jing He, ICE Information and Shanghai ICE, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 22) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC laws and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders.

28. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2013, which is the date the financial statements were issued, with no material events or transactions needing recognition or disclosure found.

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

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

As of December 31, 2011 and 2012, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2011	2012
	US$	US$
Assets
Current assets:
Cash and cash equivalents	9,663	10,674
Prepaid and other current assets	52	19

Total current assets	9,715	10,693
Interests in subsidiaries and variable interest entities	505,628	809,956

Total assets	515,343	820,649

Liabilities and shareholders’ equity
Short-term bank loans	—	113,000
Accrued liabilities	482	411

Total current liabilities	482	113,411
Long-term bank loans	—	99,353

Total liabilities	482	212,764

Shareholders’ equity
Class A ordinary shares par value $0.01, 200,000 authorized; 20,733 and 21,494 issued and outstanding as of December 31, 2011 and 2012, respectively	207	215
Class B ordinary shares par value $0.01, 97,740 authorized; 84,290 and 84,290 issued and outstanding as of December 31, 2011 and 2012, respectively	843	843
Additional paid-in capital	78,128	88,626
Statutory reserves	9,351	9,351
Retained earnings	391,584	470,717
Accumulated other comprehensive income	34,748	38,133

Total shareholders’ equity	514,861	607,885

Total liabilities and shareholders’ equity	515,343	820,649

Financial information of Changyou.com Limited

Condensed Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,
	2010	2011	2012
	US$	US$	US$
Operating expenses:
General and administrative	2,039	1,969	3,195

Total operating expenses	2,039	1,969	3,195

Operating loss	(2,039)	(1,969)	(3,195)
Share of profit of subsidiaries and variable interest entities	196,683	247,399	287,251
Interest income (expense), net	39	26	(1,656)

Income before income tax expense	194,683	245,456	282,400

Net income	194,683	245,456	282,400
Other comprehensive income: Foreign currency translation adjustment	10,291	21,867	3,385

Comprehensive income	204,974	267,323	285,785

Condensed Statement of Cash Flows

(In thousands)

	For the year ended December 31,
	2010	2011	2012
	US$	US$	US$
Net cash used in operating activities	(1,861)	(1,937)	(4,893)
Cash flows from investing activities:
Shareholder loans to subsidiaries	(9,940)	(13,014)	(5,574)

Net cash used in investing activities	(9,940)	(13,014)	(5,574)
Cash flows from financing activities:
Proceeds of bridge loans from offshore banks	—	—	212,353
Dividend distributed to shareholders	—	—	(200,875)

Net cash provided by financing activities	—	—	11,478

Net (decrease) increase in cash and cash equivalents	(11,801)	(14,951)	1,011

Cash and cash equivalents at beginning of year	36,415	24,614	9,663

Cash and cash equivalents at end of year	24,614	9,663	10,674