Form 20-F
period 2013-12-31
Changyou.com Ltd
filed 2014-02-28
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Telephone: (86 10) 6861 3688

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,184,186 Class A ordinary shares, par value $0.01 per share, and 82,490,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2013.

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

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“17173 Business” refers to the assets and business operations associated with our online game information portal operated through the 17173.com Website;

•	“7Road” refers to 7Road.com Limited, a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entity;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, par value $0.01 per share;

•	“Changyou” refers to Changyou.com Limited, a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entities;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“Doyo” refers to Beijing Doyo Internet Technology Co., Ltd., which we acquired in November 2013 through our variable interest entity Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, as a wholly-owned subsidiary of Guanyou Gamespace;

•	“RaidCall” refers to free social communication software that facilitates real-time online group activities via voice, text and video, allowing users to create and organize groups of varying size to participate in a wide range of online group activities, such as online games, music, and karaoke and other live performance dynamics;

•	“RaidCall Business” refers to the assets associated with RaidCall, which were acquired by Changyou;

•	“MMOGs” refers to massively multiplayer online games, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. MMORPGs and MMOFPSs are subsets of the MMOG category;

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“MMOFPSs” refers to massively multiplayer first-person shooter games;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the NASDAQ Global Select Market under the symbol “SOHU;”

•	“Sohu” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entities;

•	“Sohu Group” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, includes Changyou.com Limited and its subsidiaries and variable interest entities;

•	“TLBB,” “BO,” “BH2,” “DMD,” “DHSH,” “JY,” “SZHG,” “DPCQ,” and “YZZX,” refer to “Tian Long Ba Bu,” “Blade Online,” “Blade Hero 2,” “Duke of Mount Deer,” “Da Hua Shui Hu,” “Jian Ying,” “Shen Zhi Huang Guan,” “Dou Po Cang Qiong,” and “Yong Zhe Zhi Xin,” respectively;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“we,” “us,” “our company” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entities.

All references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars,” “U.S. dollars” and “$” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013 and audited consolidated balance sheets as of December 31, 2012 and 2013.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading provider of products and services to online gamers in China;

•	our expected development, launch and market acceptance of additional MMOGs and Web and mobile games;

•	our ability to maintain and strengthen our 17173.com Website as a leading game information portal in China;

•	our various initiatives to implement our business strategies to expand our business through organic growth and strategic acquisitions;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online game developers and operators.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2009 and 2010 and our consolidated balance sheets data as of December 31, 2009, 2010 and 2011 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

As the 17173 Business and Changyou were under common control by Sohu both before and after our acquisition of the 17173 Business on December 15, 2011, the consolidated financial data presented below have been prepared as if we had owned the assets of and operated the 17173 Business throughout the periods presented, and the consolidated financial data for the years ended December 31, 2009, and 2010 have been restated accordingly. The consolidated financial data set forth below as of and for each of the years presented may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the 17173 Business if we had owned and operated it throughout those years.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	($ in thousands, except for share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Online game	267,585	327,153	435,512	570,346	669,168
Online advertising	20,617	25,988	36,349	42,525	49,998
IVAS	—	965	1,862	4,307	5,402
Others	—	—	10,853	6,251	13,307

Total revenues	288,202	354,106	484,576	623,429	737,875
Cost of revenues:(1)
Online game	17,518	29,852	49,837	76,432	93,306
Online advertising	2,431	3,154	3,892	6,535	13,827
IVAS	—	—	—	1,509	1,786
Others	—	—	13,783	20,046	17,518

Total cost of revenues	19,949	33,006	67,512	104,522	126,437

Gross profit	268,253	321,100	417,064	518,907	611,438
Operating expenses:
Product development(1)	28,864	39,893	52,238	73,755	119,909
Sales and marketing(1)	36,348	39,211	49,893	60,639	128,830
General and administrative(1)	20,052	19,558	29,684	33,514	57,191
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	—	5,420	2,906	—

Total operating expenses	85,264	98,662	137,235	170,814	305,930

Operating profit	182,989	222,438	279,829	348,093	305,508
Interest income	3,391	4,194	11,933	15,882	28,455
Foreign currency exchange loss	(12)	(527)	(618)	(558)	(5,936)
Interest expense	(104)	(39)	(7)	(2,243)	(8,835)
Other income (expense)	159	(1,393)	457	(173)	3,613

Income before income tax expense	186,423	224,673	291,594	361,001	322,805
Income tax expense	24,205	29,990	43,580	67,405	36,383

Net income	162,218	194,683	248,014	293,596	286,422
Less: Net income attributable to the mezzanine classified non-controlling interest	—	—	2,558	11,196	17,780

Net income attributable to Changyou.com Limited	162,218	194,683	245,456	282,400	268,642

Net income	162,218	194,683	248,014	293,596	286,422
Other comprehensive income: Foreign currency translation adjustment	151	10,291	21,867	3,385	33,600

Comprehensive income	162,369	204,974	269,881	296,981	320,022
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	2,558	11,196	17,780

Comprehensive income attributable to Changyou.com Limited	162,369	204,974	267,323	285,785	302,242

Cash dividend per share	0.96	—	—	1.90	—
Basic net income per share	1.61	1.88	2.34	2.67	2.53
Diluted net income per share	1.57	1.83	2.30	2.64	2.52
Basic net income per ADS	3.22	3.75	4.68	5.35	5.06
Diluted net income per ADS	3.15	3.66	4.61	5.29	5.04
Weighted average number of ordinary shares outstanding, basic	100,728	103,792	104,854	105,656	106,252
Weighted average number of ordinary shares outstanding, diluted	103,051	106,239	106,600	106,792	106,676
Weighted average number of ADS outstanding, basic	50,364	51,896	52,427	52,828	53,126
Weighted average number of ADS outstanding, diluted	51,526	53,120	53,300	53,396	53,338

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	($ in thousands)
Cost of revenues	356	430	230	306	101
Product development	7,419	4,465	2,399	1,854	475
Sales and marketing	304	569	960	326	74
General and administrative	5,418	4,098	2,528	1,183	624

Selected Consolidated Balance Sheet Data

	As of December 31,
	2009	2010	2011	2012	2013
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	226,950	351,027	330,411	366,639	548,484
Restricted time deposits	—	—	—	246,599	424,674
Accounts receivable, net	8,040	6,743	11,326	23,364	35,996
Short-term investments	—	—	17,560	51,720	2,827
Fixed assets, net	50,014	54,641	68,394	64,828	246,674
Total assets	313,939	528,373	753,073	1,114,513	1,585,212
Receipts in advance and deferred revenue	30,452	36,237	51,900	43,659	43,842
Short-term bank loans	—	—	—	113,000	410,331
Long-term bank loans	—	—	—	126,353	—
Total liabilities	77,526	100,867	180,958	444,818	671,696
Mezzanine equity	—	—	57,254	61,810	—
Total shareholders’ equity	236,413	427,506	514,861	607,885	913,516
Total liabilities, mezzanine equity and shareholders’ equity	313,939	528,373	753,073	1,114,513	1,585,212

Risk Factors

Risks Relating to Our Business and Our Industry

Our limited operating history makes evaluating our business and prospects difficult.

We were incorporated on August 6, 2007 in the Cayman Islands as an indirect wholly-owned subsidiary of Sohu.com Inc. Sohu transferred all of its MMOG business to us in December 2007. We acquired the entities operating our cinema advertising business in January 2011; we acquired a majority interest in 7Road in May 2011 and acquired all of the remaining equity interests in 7Road in June 2013; we acquired the 17173 Business, which operates our online advertising business, from Sohu in December 2011; and we acquired several other entities offering Internet software products in 2013. Our limited operating history in each of these areas may not provide a meaningful basis for you to evaluate our business and prospects. Our business strategy has not been proven over a long period of time and we cannot be certain that we will be able to successfully expand our online games business, our online advertising business, the Internet value-added services, or IVAS, business and our cinema advertising business.

You should also consider additional risks and uncertainties that may be experienced by early stage companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to our ability to:

•	develop, license or operate new MMOGs and Web and mobile games that are appealing to game players and meet our expected timetable for launches of new games;

•	raise our brand recognition and game player loyalty;

•	maintain and strengthen the 17173 Business and the leading position of the 17173.com Website among game information portals in China;

•	successfully adapt to evolving business models, industry trends and market environments by developing and investing in new business strategies, products, services and technologies, including new games other than MMOGs and Web games, such as social games and mobile games, and new software for mobile devices; and

•	maintain or expand our marketing efforts to attract more game players to our games and to the game information portal of the 17173 Business and to the various Internet software products and software for mobile devices developed or acquired by us in an increasingly competitive business environment.

If we do not adapt our business to address these risks and uncertainties, our ability to continue our success to date or to expand our business in the future may be impeded.

Our business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. There are a number of publicly-traded companies focusing on the MMOG and/or Web games markets in China with shares listed on NASDAQ, the New York Stock Exchange, the Hong Kong Stock Exchange and the Shenzhen Stock Exchange, including Tencent Holdings Limited, NetEase.com, Inc., Shanda Games Limited, Perfect World Co., Ltd., Giant Interactive Group Inc., NetDragon Websoft Inc., Kingsoft Corporation Limited, Taomee Holdings Limited, Shenzhen ZQGame Co., Forgame Holdings Limited, and YY Inc.

In addition, there are many venture-backed private companies focusing on online game development, further intensifying the competition. Recently, many of our competitors have been aggressively hiring talent for game development, increasing spending on marketing for games, bidding for licenses of games, penetrating into the Web and mobile game markets, and releasing new software for mobile devices to attract a growing number of gamers that access Internet products and services through mobile devices. Increased competition in our current and intended markets may make it difficult for us to retain our existing employees and attract new employees, and to sustain our growth rate. Furthermore, we also face intense competition for cost-effective marketing resources for our games, such as game-related Websites, which could drive up our marketing costs and decrease the effectiveness of our marketing campaigns.

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

In order to compete effectively in the PRC, as well as in the worldwide market, we must continue to spend significant resources in research and development, including through acquisitions, to enhance our technology and our existing games, advertising and other services, introduce new game products and services, including games other than MMOGs and Web games, such as mobile games, new software for mobile devices, in order for us to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If our products and services are not responsive to the needs of our game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if our competitors are more successful than we are in developing compelling products or in attracting and retaining game players and advertisers, we may not be able to recoup such expenditures.

There are uncertainties regarding the future growth of the online game industry in China.

The online game industry, from which we derive substantially all of our revenues, is a relatively new and evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

•	whether recent declines in the use of personal computers in general, and for purposes of accessing online games in particular, continue or accelerate in China and other markets in which we offer our games;

•	the growth of mobile device (such as smart phones and tablets), Internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012;

•	the availability and popularity of other forms of entertainment, particularly games of console systems, which are already popular in developed countries and may gain popularity in China; and

•	changes in consumer demographics and public tastes and preferences.

There is no assurance that online games, and in particular MMOGs and Web games, will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMOGs and Web games that we operate, would adversely affect our business and prospects.

We currently depend on TLBB for a majority of our revenues and on Wartune and DDTank for a significant portion of our revenues. Any decrease in the popularity of these games or interruption in their operation would adversely affect our results of operations.

We currently rely on our MMOG TLBB for a majority of our revenues and on our Web games Wartune and DDTank for a significant portion of our revenues. We launched TLBB, Wartune and DDTank in May 2007, December 2011 and March 2009, respectively. We cannot guarantee how long TLBB, Wartune and DDTank, will continue to sustain their current level of popularity. To prolong TLBB’s, Wartune’s, and DDTank’s lifespans, we need to continually improve and update them on a timely basis with new features that appeal to existing game players and attract new game players, and to market these new features. Despite our efforts to improve TLBB, Wartune and DDTank, our game players may nevertheless lose interest in these games over time. See “We may not be successful in operating and improving our games to satisfy the changing demands of game players.” If we fail to improve and update these games on a timely basis, or if our competitors introduce more popular games catering to our game player base, which, in the case of TLBB, could include games adapted from other novels written by Louis Cha, these games may lose their popularity, which could cause our revenues to decrease.

Furthermore, there could be interruptions in the operation of TLBB, Wartune or DDTank due to unexpected server interruptions, network failures or other factors that could harm our reputation and prevent or deter game players from making purchases of virtual items, which could result in decreases in our revenues. We do not maintain insurance policies covering losses relating to our technology infrastructure and we do not have business interruption insurance.

Our revenues are not likely to sustain their recent growth rate; we expect to sustain losses in the near term and we cannot assure you that we can avoid future losses.

Our revenues have grown significantly in a relatively short period of time. Primarily due to the commercial success of TLBB, our revenues grew from $484.6 million for the year ended December 31, 2011 to $623.4 million for the year ended December 31, 2012, and to $737.9 million for the year ended December 31, 2013. Our net income attributable to Changyou.com Limited grew from $245.5 million for the year ended December 31, 2011 to $282.4 million for the year ended December 31, 2012 but decreased to $268.6 million for the year ended December 31, 2013. We are not likely to sustain similar rates of growth in revenues in future periods. We expect to sustain net losses in the near future due to increased spending for marketing for software on mobile devices. We cannot assure you that we will avoid further net losses or that there will not be any declines or further declines in our revenues for any future periods, due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base, the uncertain level of popularity of our future games, the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses, and uncertainty as to our ability to integrate such newly acquired games, technologies, assets and businesses. In particular, we expect to experience significant increases in our costs and expenses as we expand our business into mobile games and software for mobile devices in order to adapt to industry trends and an evolving market environment and expand domestically and internationally. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

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

Recent and potential future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.

We have made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the Chinese online game market and expand our business domestically and internationally. Such acquisitions or strategic alliances may expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business. In addition, acquired businesses may not perform to our expectations for various reasons, including the loss of key personnel or key clients, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired technologies, businesses and assets or realize the expected benefits, we may not receive a return on our investment and our transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations.

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

We are dependent upon our management, our key development and technical personnel; our Chief Financial Officer has resigned and our business may be severely disrupted if we are unable to find a replacement or if we lose the services of other members of our management or key personnel.

Our future success depends substantially on the continued services of our executive officers and our key development personnel, such as our Chief Executive Officer Tao Wang, our President Dewen Chen, our Chief Operating Officer Xiaojian Hong and our Chief Information Officer Wendy Pan. If one or more of our executive officers or key development personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. For example, our Chief Financial Officer Alex Ho resigned effective March 4, 2014 and, although we have designated an interim replacement, we have not yet identified a permanent replacement for Mr. Ho. Our business could be significantly disrupted if we are not successful in identifying and hiring a replacement for Mr. Ho. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals, staff members and suppliers. These executive officers and key employees could develop and operate games that could compete with and take game players away from our existing and future games. Although each of our executive officers and key personnel has entered into an employment agreement with us with non-competition provisions, these non-competition provisions may not be enforceable in China.

Game players’ spending on our games may be adversely affected by continuing slower growth in the Chinese economy and adverse conditions in the global economy.

We rely on the spending of our game players for our revenues, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, slowed from 10.3% in 2010 to 9.2% in 2011 and 7.5% in 2012 and 7.7% in 2013. Such growth may continue to slow in the future, which could in turn result in a reduction in spending by our game players.

In addition, the global economy has experienced significant instability in recent years, with growth in the United States slowing and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries. It is unclear how long instability will continue, whether it will increase, whether it will lead to a renewed worldwide economic downturn such as the one that began in 2008, and how much adverse impact such instability or any such downturn might have on the economies of China and other jurisdictions where we operate our games. Any such instability or adverse impact in China or in overseas markets could cause our game players to reduce their spending on our games in China or overseas and reduce our revenues.

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

We depend on purchases and continual consumption of virtual items by our game players to generate revenues, which in turn depend on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. Various issues could arise that would cause our games to be less attractive to our game players or could limit the continued attractiveness of our games. For example:

•	we may fail to provide game updates, expansion packs and other enhancements in a timely manner due to technologies, resources or other factors;

•	our game updates, expansion packs and new versions may contain program errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;

•	we may fail to timely respond and/or resolve complaints from our game players;

•	we may fail to eliminate computer “bots” which can disrupt our games’ smooth operation and reduce the attractiveness of our games; and

•	our game updates, expansion packs and other enhancements may change rules or other aspects of our games that our game players do not welcome, resulting in a reduction in the active accounts, peak concurrent users, active paying accounts, average concurrent users, and/or revenues per active paying account of our MMOGs or a reduction in the active accounts, active charging accounts, peak concurrent users, average concurrent users and/or revenues per active charging account of our Web games.

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

        We must launch new games that can generate additional revenue and diversify our revenue sources in order to remain competitive. We will not generate any meaningful revenue from a pipeline game until it is commercially launched after open beta testing, and we cannot assure you that we will be able to meet our timetable for new game launches or that our new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, failure to obtain or delays in obtaining relevant governmental authorities’ approvals and adverse developments in our relationships with the licensors or third-party operators of our new games could result in delayed launching of our new games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB, Wartune and DDTank have been, and you should not view our historical game revenues or the success of TLBB, Wartune and DDTank as indications of the commercial success of any of our new or future games. We may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to generate sufficient revenues from new games to sustain or grow our results of operations or to recover our product development costs and sales and marketing expenses, which can be significant.

In addition, our new games may attract game players away from our existing games. For example, with our increasingly diversified game portfolio, we cannot assure you that our TLBB, Wartune and DDTank game players will not be attracted to play other newly launched games instead of TLBB, Wartune and DDTank. If this occurs, it will decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players who switch from playing our existing games to our new games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, resulting in an adverse effect on our overall revenues.

Our MMOGs and Web games are currently accessed primarily through personal computers. As devices other than personal computers are increasingly used to access the Internet, we believe that we must acquire or develop software and games for such devices if we are to maintain or increase our revenues, and we may not be successful in doing so.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets to access the Internet. We believe that, for our business to be successful, we will need to develop versions of our existing games, our pipeline games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the creation, support, and maintenance of games for such devices. During 2013, in order to pursue opportunities arising from the global trend toward mobile Internet, we invested significant amounts in the acquisition, development and operation of software and games for mobile devices, and we expect to continue to make considerable expenditures during 2014 in order to launch selected software, games and platforms for the mobile market. If we are unable to successfully expand the types of devices on which our existing and future games are available, or if the versions of our games that we create for such devices do not function well or are not attractive to game players, or if the software and mobile games for mobile devices that we have launched, or expect to launch in the future, are not successful, we may not be able to recoup our investments in the mobile market.

Our business will suffer if we are unable to develop successful games for mobile platforms or successfully monetize mobile games we develop or acquire.

Developing games for mobile devices is an important component of our strategy. We have devoted and we expect to continue to devote substantial resources to the development of our mobile games, and we cannot guarantee that we will be able to develop games that appeal to players. In addition, we may encounter difficulty in integrating features on games developed for mobile devices that a sufficient number of players will pay for or otherwise sufficiently monetizing mobile games. Generally, our mobile games monetize at a lower rate than our Web games and we may not be successful in our efforts to increase our monetization from mobile games. If we are unable to implement successful monetization strategies for our mobile games, our ability to grow revenue and our financial performance will be negatively affected.

Our ability to successfully develop games for mobile devices will depend on our ability to:

•	expand the portfolio of mobile games that we develop in-house and license from third-party developers;

•	effectively develop new mobile games for multiple mobile operating systems and mobile devices;

•	effectively cross-market mobile games to players of our current MMOG, Web games and mobile games;

•	anticipate and effectively respond to the growing number of players switching from Web games to mobile games, the changing mobile landscape and the interests of players;

•	attract, retain and motivate talented game designers, product managers and engineers with experience in developing games for mobile devices;

•	minimize launch delays and cost overruns on the development of new games;

•	effectively monetize mobile games without degrading the social game experience for our players;

•	develop games that provide for a compelling and optimal user experience through existing and developing third party technologies, including third party software and middleware utilized by our players; and

•	acquire and successfully integrate high quality mobile game assets, personnel or companies.

These and other uncertainties make it difficult to know whether we will succeed in developing successful mobile games. If we do not succeed in doing so, our business will suffer.

We rely on third-party operators to jointly operate most of our Web games with us.

We largely rely on third-party joint operators to attract users to play our Web games and for most of the marketing of such games. Operations through third-party joint operators account for a substantial majority of our revenues from Web games. If third-party joint operators of our games experience network disruptions, cease to offer our games over their platforms, fail to effectively promote our games on their platforms or attract game players, or terminate our joint operation agreements in advance of their expiration dates during any particular period, our revenues for that period will be adversely affected and our reputation and/or the reputation of our subsidiaries that are engaged in game development could be harmed.

We generate substantially all of our game revenues under the item-based revenue model, which has a short history of commercial application and presents risks related to consumer preferences and regulatory restrictions.

Substantially all of our games, including MMOGs, Web games and mobile games, are operated under the item-based revenue model. Under this revenue model, our game players are able to play the games for free if they so choose, but are charged for the purchase of virtual items in the games. We currently expect that substantially all of our game revenues, including revenues from games currently in our pipeline, will continue to be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design and price virtual items so as to incentivize game players to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. The item-based revenue model does not have a long history of proven commercial application. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by individual game players. A revenue model that does not charge for time played may be viewed by the PRC regulators as inconsistent with these goals. The item-based revenue model may not continue to be commercially successful and in the future we may need to change our revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of our game operations, a decrease in the number of our game players and a decline in our revenues.

We rely on recorded data for game revenue recognition and tracking of game players’ consumption patterns of virtual items. If our data systems fail to operate effectively, such failure will not only affect the completeness and accuracy of our revenue recognition, but also our ability to design and improve virtual items that appeal to game players.

Our game operations revenues are generated through the sale of our prepaid game cards or online direct sale of game points, and our recognition of those revenues depends on such factors as whether the virtual items purchased by game players are considered consumable or perpetual and, in the case of our Web game joint operation arrangements with third-party joint operators, whether the games are hosted on our servers or the third parties’ servers. We rely on our data systems to record and monitor the purchase and consumption of virtual items by our game players and the types of virtual items purchased. If our data systems fail to accurately record the purchase and consumption information of the virtual items, we may not be able to accurately recognize our revenues. In addition, various factors affect the estimated lives of perpetual virtual items, such as the average period that game players typically play our games and other game player behavior patterns, the acceptance and popularity of expansion packs, promotional events launched and market conditions, and we rely on our billing systems to capture such historical game player behavior patterns and other information. If such information is not accurately recorded, or if we do not have sufficient information due to the short operating history of any of our games, we will not be able to accurately estimate the lives of, or the estimated average period the game players play our games with respect to, the perpetual virtual items, which will also affect our ability to accurately recognize our revenues from such perpetual virtual items. If our data systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of data would be compromised, which could adversely affect our revenue recognition and the completeness and accuracy of our recognized revenues.

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

The 17173 Business, which derives revenue primarily from providing advertising services on the 17173.com Website, had online advertising revenues of $50.0 million and IVAS revenues of $5.4 million for the year ended December 31, 2013, together representing 7.5% of our total revenues for the year. Our ability to maintain or grow revenues from the 17173 Business may be adversely affected by any of the following risk factors:

•	The online advertising market is new and rapidly evolving, particularly in China. As a result, many of our current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budgets to Internet-based advertising;

•	Changes in government policy could restrict or curtail our online advertising services;

•	Advertising clients may adopt new methods and strategies other than online advertising to promote their brands, which would have an adverse impact on our advertising revenues; and

•	The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards for the measurement of the effectiveness of online advertising have been widely accepted. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general, or through our Websites.

In addition, our ability to generate and maintain significant online advertising revenues will also depend upon:

•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;

•	the acceptance of online advertisements as an effective method of business marketing;

•	the effectiveness of our advertising delivery, tracking and reporting systems;

•	the extent of resistance from existing or potential customers to online advertising prices; and

•	the development of new formats for online advertising, such as streaming video.

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

Our cinema advertising business has generated losses through 2013 and we may not be able to maintain or expand the revenues that we receive from cinema advertising services.

Our cinema advertising business generates revenues through contracts that we enter into with advertisers to place their advertisements in pre-film advertising slots in movie theatres, and generated losses through 2013. We receive the cinema advertising rights for such pre-film advertising slots under contracts with various theatres and film production companies. We cannot assure you that we will be able to develop, maintain or expand the types of relationships with movie theatres and film production companies that will permit us to receive or preserve our existing rights or obtain any additional rights to pre-movie advertisement slots. Any failure to develop, maintain or expand such relationships could prevent us from increasing our cinema advertising revenues, could cause the business to generate losses and also could result in a decrease in our cinema advertising revenues.

We incur additional costs and face significant risks when we operate, license, or jointly operate with third-party joint operators, our games outside of China and seek to expand our operations to select markets. If we fail to manage these risks, our growth and business prospects could be adversely affected.

We currently license some of our games, including TLBB, to, and jointly operate DDTank and Wartune with, third-party operators in regions and countries outside of China. We plan to continue to license and jointly operate these games and other future games in these and other overseas markets. We have expanded our direct game operations to select markets, such as the United States, Malaysia and India, and expect to expand our direct game operations (through local wholly-owned subsidiaries) to other overseas markets. Identifying appropriate overseas markets, negotiating with potential third-party licensees or joint operators and managing our relationships with our licensees and joint operators all require substantial management effort and skills and the incurrence of significant expenses. Licensing our games and operating them overseas directly or jointly with third-party joint operators also require translation of our games into the local languages of the overseas markets in which we plan to license or operate, and may require customization as well, both of which require significant additional expense. There are additional risks associated with the licensing or direct or joint operation of our games overseas, including:

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

The online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Any new technologies and new standards may require increases in expenditures for MMOG, Web games or mobile game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace.

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

Our business may be harmed if our games are not featured in a sufficient number of Internet cafés in China

A substantial number of game players access our games through Internet cafés in China. Due to limited hardware capacity, Internet cafés generally feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition is intensified by restrictions by the Ministry of Culture, or MOC, on the establishment of new Internet cafés and on the total number of Internet cafés nationwide. It is necessary for us to maintain good relationships with Internet café operators, require our distributors to maintain a sales presence in a large number of Internet cafés, and conduct periodical promotional activities in select Internet cafés and other general sales and marketing efforts to ensure that our games are featured in a sufficient number of Internet cafés. If we fail to maintain good relationships with Internet café operators, or if we and/or our distributors fail to successfully persuade Internet cafés to feature our games, our revenues may be adversely affected.

We may fail to maintain a stable and efficient distribution network for our virtual prepaid game cards.

Online payment systems in China are in a developmental stage and are not as widely available to or accepted by consumers in China as they are in the United States. We mainly rely on a distribution network composed of third-party distributors for sales of our virtual prepaid game cards to our game players. As a result, our revenues could be adversely affected by under-performance by our distributors, such as a failure to meet minimum sales or penetration targets or to establish an extensive online retail network. We generally sign one-year agreements with our distributors. We may not continue to maintain favorable relationships with them. In addition, our distributors may violate our distribution agreements. Such violations may include, among other things, their:

•	failure to maintain minimum price levels for our prepaid game cards in accordance with our distribution agreements;

•	failure to properly promote our MMOGs in local Internet cafés and other important outlets, or cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our virtual prepaid game cards outside their designated territories.

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

Commencing in October 2013, we discontinued sales discounts, and decreased rebate rates, that we had previously offered to our prepaid game card distributors, while increasing our direct sales of game points to our game players through our own online sales platform. See “Information on the Company—Sales and Distribution” in Item 4 and “Operating And Financial Review And Prospects—Revenue Collection—Online Game Revenues—MMOG operations” in Item 5. Such discontinuation and decrease may disincentivize our distributors from effectively selling our prepaid game cards, which would adversely affect our revenues.

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

Most of the online advertising services of the 17173 Business are distributed by, and most of the online advertising revenues of the 17173 Business are derived from, advertising agencies. In 2013, for example, we engaged five advertising agencies, which contributed approximately 84% of the online advertising revenues of the 17173 Business. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect our online advertising growth as we book our online advertising revenue net of our sales rebates to advertising agencies.

As we grow our business and expand into new types of games and platform channels, we will need to hire a significant number of new employees. If we are unable to attract a sufficient number of qualified new employees, our business prospects may be adversely affected.

As we grow our business and expand into mobile games, the platform channel business and international markets, we will need to increase the number of our employees, including senior-level executives, experienced project managers, game development personnel and game operations professionals. The number of our employees increased 35.3% between the end of 2012 and the end of 2013. Our industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and we may not be able to attract a sufficient number of additional qualified employees to meet the growth of our business, which would adversely affect our growth strategy and our business prospects.

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

In addition, in the case of our Web games, our potential exposure to litigation alleging that our games infringe the intellectual property of others may extend to potential claims against the third-party joint operators of our games. We typically agree in our agreements with joint operators to indemnify the joint operators against claims of infringement relating to our games. As a result, we may have to defend our joint operators with respect to any allegations against them with respect to infringement by our games, which could be both costly and time consuming.

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

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including ChangYou.com, cyou.com, 7Road, TLBB, TL logos, Blade Online, DMD, DDTank, Wartune, DPCQ, 17173 and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. We have succeeded in registering the trademarks ChangYou.com, cyou.com, 7Road, TLBB, TL logos, DMD, DDTank and 17173 in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the State Administration for Industry & Commerce of the PRC, or the SAIC, and relevant authorities overseas. We have applied for patents relating to the design of our games and to technology intended to enhance the functionalities of our games. We have succeeded in registering 5 patents and our other patent applications are under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAIC, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

Breaches in the security of our server network could cause disruptions in our service, facilitate piracy of our intellectual property, or compromise confidential information of our game players.

We store on our servers and transmit over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of our business or is highly confidential information concerning our business and our game players. In addition, the expansion of our business to include Web and mobile games and our need to comply with PRC regulations requiring real-name registration of our game players are likely to cause the amount of personal data concerning our game players that is transmitted over our networks to increase over time. Any breaches of our network by hackers could cause severe disruptions in our service, allow piracy of the source code used in the operation of our games and allow pirated versions of our games to enter the marketplace, or result in the release of confidential personal or financial information of our game players, any of which could have an adverse impact on our business, our revenues, and our reputation among game players. In order to minimize the likelihood of such breaches as our business expands and the amount of confidential and sensitive data increases, we expect that we will need to expend considerable resources to maintain and enhance the effectiveness of our security systems.

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

Risks Related to Our Corporate Structure and PRC Law and Regulations

If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in the online game industry and the online advertisement industry, we could face severe penalties.

Various regulations in China currently restrict foreign-invested entities from engaging in value-added telecommunication services, which are defined by PRC authorities to include operating online games and providing online advertisements. Because of these restrictions, we operate certain aspects of our game business in the PRC through our variable interest entities, or VIEs, which include Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, Shenzhen 7Road Technology Co., Ltd., or Shenzhen 7Road, Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, and Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE. The current shareholders of Gamease and Guanyou Gamespace are Tao Wang, our Chief Executive Officer, and Dewen Chen, our President, who hold 60% and 40%, respectively, of each of these entities. The equity interests in Shenzhen 7Road are owned 100% by our VIE Gamease, which is a PRC company. The equity interests in Shanghai ICE are owned by two of our employees, Runa Pi and Rong Qi, each of whom holds 50%. Each of the nominee shareholders of these VIEs is either a PRC citizen or a PRC company. Through a series of contractual arrangements, Gamease is effectively controlled by our indirect PRC subsidiary Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame; Shenzhen 7Road is effectively controlled by our indirect PRC subsidiary Shenzhen 7Road Network Technologies Co., Ltd., or 7Road Technology; Guanyou Gamespace is effectively controlled by our indirect PRC subsidiary Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace; and Shanghai ICE is effectively controlled by our indirect PRC subsidiary ICE Information Technology (Shanghai) Co., Ltd, or ICE Information. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice jointly issued in 2009 by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign investment in value-added telecommunications services or online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. For a detailed discussion of PRC regulations, notices and circulars with respect to such restrictions, see “PRC Regulation—Regulation of Telecommunication Services—Restrictions on Foreign Ownership of Value-Added Telecommunication Services” and “PRC Regulation—Online Games and Cultural Products” in Item 4 of this annual report.

In addition, under the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated by the State Council of the PRC, or the State Council, on February 3, 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, promulgated by the Ministry of Commerce, or MOFCOM, in August, 2011 to implement Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. As there is no explicit provision or official interpretation stating that the business of 7Road falls into the scope subject to security review, we did not submit for security review the formation of our acquisition of interests in Shenzhen 7Road or the formation of the VIE structure of 7Road. However, these national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules and PRC authorities may interpret these regulations to mean that such transactions should have been submitted for review. Moreover, various media sources reported in 2011 that the China Securities Regulatory Commission, or CSRC, had prepared a report for the State Council, suggesting regulating the use of VIE structures, such as ours, in the context of foreign investment in China and overseas listings. For a discussion of these PRC national security review requirements and media reports, see “PRC Regulation—M&A Regulations and Overseas Listings” in Item 4 of this annual report.

If we were found to be in violation of any existing or future PRC law or regulations relating to foreign ownership of value-added telecommunications businesses and security reviews of foreign investments in such businesses, including online games businesses, regulatory authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of PRC subsidiaries and/or VIEs, requiring us to restructure our ownership structure or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Websites, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition and results of operations. Further, if changes were required to be made to our ownership structure, our ability to consolidate our VIEs could be adversely affected.

Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.

We have no ownership interest in Gamease, Shenzhen 7Road, Guanyou Gamespace, or Shanghai ICE, and we conduct most of our operations and generate substantially all of our revenues through contractual arrangements that our indirect subsidiaries AmazGame, 7Road Technology, Gamespace and ICE Information entered into with Gamease, Shenzhen 7Road, Guanyou Gamespace, Shanghai ICE, respectively, and their shareholders. Such contractual arrangements are designed to provide us with effective control over Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. We depend on Gamease, Shenzhen 7Road, Guanyou Gamespace, and Shanghai ICE to hold and maintain certain licenses and permits necessary for our online game business and the 17173 Business. Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE collectively own all of the necessary intellectual property, facilities and other assets relating to the operation of our online games and the 17173 Business, and employ personnel for the operations and distribution of our games and the operation of the 17173 business that are not owned or employed directly by our subsidiaries.

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

The shareholders of Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE may breach, or cause Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of our VIEs with respect to their ownership of such VIE which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC law or are otherwise unenforceable. If the contractual arrangements with any of our VIEs were found by PRC authorities with appropriate jurisdiction to be unenforceable, we could lose our ability to consolidate such VIE’s results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIE to our corresponding PRC subsidiary. In addition, such a finding of unenforceability by PRC authorities could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a passive foreign investment company, or PFIC. See “We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.”

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

Under PRC law and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determined that our contractual arrangements with any of Gamease, Shenzhen 7Road, Guanyou Gamespace or Shanghai ICE were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by any of our VIEs, which could adversely affect us by (i) increasing the tax liability of such VIE without reducing the tax liability of our corresponding PRC subsidiary, which could further result in interest and penalties being levied on us for underpaid taxes or (ii) limiting such VIE’s ability to maintain preferential tax treatments and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ shares in any of our VIEs to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

We may lose the ability to use and enjoy assets held by any of our VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Each of our VIEs holds assets that are critical to our business operations, such as our core intellectual property, licenses and permits, and/or joint operation agreements relating to our games and game operations. Although the equity interest purchase right agreements among our wholly foreign-owned entities, or WFOEs, our VIEs and the shareholders of our VIEs contain terms that specifically obligate the shareholders of our VIEs to ensure the valid existence of our VIEs, in the event the shareholders breached this obligation and voluntarily liquidated our VIEs, or if any of our VIEs declared bankruptcy and all or part of its assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if any of our VIEs were to undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors might claim rights to some or all of such VIE’s assets and their rights could be senior to our rights under the VIE contracts, thereby hindering our ability to operate our business.

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

We operate some of our existing games, and plan to operate certain of our pipeline and future games, with Internet publishing numbers that we obtained through unrelated third-party electronic publishing entities. If the SAPPRFT challenges the commercial operation of any of our games that is operated with an Internet publishing number obtained through a third-party publishing entity, we may be subject to various penalties, including restrictions on our operations.

Under PRC regulations issued by the SAPPRFT and the MIIT relating to the regulation of online publication, an Internet publishing license is required under PRC regulations for online game operators, and a publishing number obtained under such a license is required for each game in operation and publicly available in the PRC. We publish certain of our existing games with publishing numbers obtained through third-party licensed electronic publishing entities. Our VIE Shanghai ICE is still in the process of applying for an Internet publishing license and our VIE Shenzhen 7Road intends to continue to publish certain of its pipeline and future games with publishing numbers obtained through third parties. See “Regulations—Online Games and Cultural Products” in Item 4 of this annual report. Current PRC regulations are not clear as to the consequence of obtaining publishing numbers through third-party electronic publishing entities. Our past and expected future practices might be challenged by the SAPPRFT, which could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

If we are found to be in violation of current or future PRC law and regulations regarding Internet-related services and telecom-related activities, we could be subject to severe penalties.

The PRC government has enacted regulations that apply to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information and content, online games, and online advertising services.

Under regulations issued by the SAPPRFT, Websites authorized to disseminate news must apply to the SAPPRFT to obtain a Permit for the Network Transmission of Audiovisual Programs in order to disseminate streaming video online. Under additional SAPPRFT regulations, the business of providing public program searching and watching services through the Internet to the public is classified as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. Our online video services offered on the 17173.com Website are operated by Guanyou Gamespace through a permit held by Beijing Sohu Internet Information Service Co., Ltd, which is a VIE of Sohu, and Guanyou Gamespace has not yet been granted such a permit directly. If the video services conducted by Guanyou Gamespace are later challenged by the SAPPRFT, we may be subject to severe penalties, including fines, or the suspension of our video services or even our operations. If we are ordered to suspend the video services provided under 17173.com Website, our user traffic will be reduced and therefore our revenues derived from online advertising will be negatively affected. In addition, Guanyou Gamespace is in the process of renewing its ICP license and Online Culture Operating Permit to include the 17173 Business. If Guanyou Gamespace is unable to obtain such renewals, we may not be allowed to continue the operation of the 17173 Business or be subject to severe penalties.

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

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC law and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers, including online game operators, find that information falling within the above scope is transmitted on their Websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our ICP license and other required licenses and the closure of our Websites. Internet content providers may also be held liable for prohibited information displayed on, retrieved from or linked to their Websites.

In addition, the MIIT has published regulations that subject Internet content providers to potential liability for the actions of game players and others using their Websites, including liability for violations of PRC law prohibiting the dissemination of content deemed to be socially destabilizing.

As these regulations are subject to interpretation by the relevant authorities, it is not possible for us to determine in all cases the type of content that could result in liability for us as an MMOG developer and operator, a developer and operator of Web and mobile games and an operator of the 17173 Business. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our Websites, or content generated or placed on our Websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

We may be subject to the PRC government’s ongoing crackdown on Internet pornographic content.

The PRC government has stringent regulations on online pornographic information and has launched several crackdowns on Internet pornography. Regulations jointly issued by the MIIT and three other government authorities jointly provide for rewards of up to RMB10,000 to Internet users who report Websites that feature pornography and the MIIT established a committee to review such reports to determine an appropriate award. We have not, to date, received any penalty from the PRC government in this regard. However, it is possible that content considered pornographic or vulgar by PRC government agencies will appear in the future on Websites or games that we operate. In the event that we are accused by the PRC government of hosting pornographic or vulgar content, our business and reputation could be adversely affected.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our game players.

In the course of playing our games, some virtual assets, such as game player experience, skills and weaponry, are acquired and accumulated. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC law and regulations governing property rights of virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law and regulations whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

Our online game operations may be adversely affected by implementation of anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Eight PRC government authorities, including the SAPPRFT, the Ministry of Education and the MIIT, jointly issued regulations, or the Anti-Fatigue Notice, requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatiguing” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our business among minors. If these restrictions were expanded to apply to adult game players in the future, our revenues could be adversely affected.

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

In February 2013, 15 PRC government authorities, including the SAPPRFT, the Ministry of Education, the MOC and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction, or the Work Plan, implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations will be further clarified and additional implementation rules will be issued by relevant authorities. As a result, we may have to impose more stringent limits for minor game players, which may lead to an increase in our operating expenses and a reduction in our revenues from minor game players.

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

Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as game players’ access to online games. For example, under the Monitor System Circular online game operators are required to adopt various measures to maintain a system to communicate with the parents of minors playing online games and are required to monitor the activities of minors and suspend the accounts of minors if so requested by their parents. We believe that stricter government regulations, such as regulations imposing stricter age and hour limits, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, and extending anti-fatigue-related regulations to adults, could be implemented in the future. Any such adverse public opinion or tightened government regulations could adversely affect our ability to maintain or increase our revenues.

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

PRC law and regulations governing the online game industry in China are evolving and subject to future changes. We may fail to obtain or maintain all applicable permits, approvals, registrations and filings.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the SAPPRFT, the MOC and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits, approvals and registrations from, or make necessary filings with, different regulatory authorities in order to operate our online games. For example, as an online game operator in China, we must obtain an ICP license from the MIIT, an Online Cultural Operating Permit from the MOC and an Internet publishing license from the SAPPRFT in order to distribute games through the Internet. Any online game we operate needs to be approved by the SAPPRFT prior to its launch and filed with the MOC within 30 days after its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, such new game or such upgrade, expansion pack or new version of such existing game must be filed with the MOC and approval must be obtained from the SAPPRFT for online publication. Shenzhen 7Road’s current ICP license does not specifically permit the operation of BBS services, and it is unclear whether Shenzhen 7Road is required to have an ICP license that specifically permits such services, as the State Council has issued a decision that such specific approval is not required for an ICP, but local authorities generally continue to require such specific approval for BBS services. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

As the online game industry is at an early stage of development in China, new law and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC law and regulations applicable to the online game industry. For example, there is ambiguity as to the division of authority and responsibilities between the SAPPRFT and the MOC with respect to regulating online games and, as a result, there may be overlapping approval requirements with respect to some aspects of our games or our game operations. Furthermore, as mobile games are a new type of online game, there are uncertainties relating to whether a game developer, such as us, which provides mobile games to mobile device users, needs to obtain a separate operating license in addition to the ICP license that it has already obtained. For any mobile games we launch, we may be required to apply for a separate operating license for the mobile applications. Therefore, we may not be able to obtain timely, or at all, required licenses or any other new license required in the future, and we may be found to be in violation of current or future PRC law and regulations, which could impede our ability to conduct business.

Further strengthened supervision of the online game industry may adversely affect our online game operation.

In September 2009, the SAPPRFT together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the SAPPRFT Online Game Notice. In the SAPPRFT Online Game Notice, the SAPPRFT states that it is the only governmental department with authority for examination and pre-approval of online games, and that all online game operators must obtain an Internet publishing license to provide online game services. Under the SAPPRFT Online Game Notice, additional approvals from the SAPPRFT are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In addition, on July 1, 2009, the SAPPRFT issued a Notice on Strengthening the Approval and Administration of Imported Online Games, in which the SAPPRFT stated that it is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by these two SAPPRFT notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

On June 3, 2010, the MOC issued the Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry. Specifically, the Online Game Measures reiterate that the MOC has the power to review the content of all online games except online game publications that have been pre-approved by the SAPPRFT. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MOC, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review.

Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with the MOC. In addition, for our imported licensed games, the requirement for prior approval of any substantial change may cause delay in releasing expansion packs, which may result in higher costs of our online game operation and have an adverse effect on our game revenue. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by the SAPPRFT and the MOC. Because there is ambiguity in the scope of the authority and the roles and responsibilities of governmental departments, such as the SAPPRFT and the MOC, with oversight of the online game industry, we may face stricter scrutiny of the day-to-day operations of our online game business. If any of our online game operating entities cannot comply with any of the stipulations of any PRC governmental department regarding the online game industry, we may be subject to various penalties and our online game business may be adversely affected.

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

Risks Related to Our Acquisition of Certain Assets of the 17173 Business from Sohu and Our Continuing Relationship with Sohu

Our financial information included in this annual report includes the 17173 Business, which we acquired on December 15, 2011, as if we had owned and operated it throughout each of the years presented and may not be representative of the results that the 17173 Business would have achieved had we owned and operated it prior to the date we acquired it.

The consolidated financial statements included in this annual report were prepared as if we had owned and operated the 17173 Business, the acquisition of certain assets of which we completed on December 15, 2011, for all of the year ended December 31, 2011. Our consolidated financial statements for the year ended December 31, 2011, and our selected consolidated data presented as of December 31, 2011 and for the year then ended, as well as the years ended December 31, 2009 and 2010, may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the 17173 Business if we had owned and operated it throughout those years. See “Related Party Transactions—Transactions Agreements for Our Purchase of the 17173 Business” in Item 7, “Selected Consolidated Financial Data” in Item 3 and the notes to our consolidated financial statements included elsewhere in this annual report.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of February 21, 2014, Sohu held approximately 67.9% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 83.0% of the total voting power in Changyou due to the additional voting power of the Class B ordinary shares it holds. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of any member of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. Partly as a result of these measures, the real estate market in the PRC experienced significant declines in those years. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 9.2% in 2011, 7.5% in 2012 and 7.7% in 2013. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players or if they cause our advertising clients to reduce their spending for our online advertising services on the 17173.com Website.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct most of our operations through our wholly foreign-owned subsidiaries in the PRC, AmazGame, 7Road Technology, Gamespace and ICE Information, and our variable interest entities in the PRC, Gamease, Shenzhen 7Road, Guanyou Gamespace, Doyo and Shanghai ICE. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to WFOEs. Our VIEs are generally subject to laws applicable to domestic companies in China. The PRC legal system is based on written statutes and regulations. Prior court decisions may be cited for reference but have limited precedential value. Although since 1979 PRC law has significantly enhanced the protections afforded to various forms of foreign investments in China, the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we may be subject to disputes under our material contracts, and if such disputes arise, we may not prevail. Due to the materiality of certain contracts to our business, such as our license agreements with Louis Cha regarding our rights to develop and operate TLBB, any dispute involving such contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

PRC law establishes complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

Applicable PRC law and regulations, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009, the Anti-Monopoly Law, which became effective on August 1, 2008, the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the State Council and the MOFCOM Security Review Rules, mandate procedures and requirements, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies, that can be expected to make merger and acquisition activities in China by foreign investors time-consuming and complex. PRC law also requires certain merger and acquisition transactions to be subject to a security review. The MOFCOM Security Review Rules, which became effective September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied, and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, or control through contractual arrangements. Factors that the MOFCOM considers in its review are whether (i) an important industry is concerned, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

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

We are a holding company incorporated in the Cayman Islands which indirectly holds, through our Hong Kong subsidiaries, our equity interests in our subsidiaries in the PRC. Our business operations are principally conducted by these PRC subsidiaries and our VIEs. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the China-HK Tax Arrangement, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the SAT, issued a Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, or Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. We are in the process of applying for qualification as a “beneficial owner” for each of our Hong Kong subsidiaries with the SAT. If any of our Hong Kong subsidiaries is, in the light of Circular 601, determined by the SAT to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual CIT Law rate of 10%.

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

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it appears that PRC tax authorities are authorized to request information from a wide range of foreign entities that have no direct link to China. Moreover, the relevant PRC authorities have not issued any formal rules as to the process and format for reporting an Indirect Transfer to the PRC tax authorities. In addition, there are not any formal rules as to how it is determined whether a foreign investor lacks a commercial purpose and was established in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by PRC tax authorities to be applicable to the historical reorganization of 7Road, including our acquisition of the equity interests of 7Road, if any of the steps in 7Road’s reorganization were determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of 7Road’s shares by certain shareholders to other parties may be subject to income tax on capital gains generated from such transfers of the shares, and PRC tax authorities might, at their discretion, adjust any capital gains and impose tax return filing obligations on the transferring shareholders or require us to provide assistance for an investigation by PRC tax authorities. Furthermore, although SAT Circular 698 contains an exemption for transfers of publicly traded stock in a PRC tax resident enterprise, it remains unclear whether we will be deemed a PRC tax resident enterprise and whether such exemption will be applicable to the transfer of our shares or ADSs. If we are regarded as a non-PRC tax resident enterprise, PRC tax authorities may deem any future transfer of our ordinary shares or ADSs by our shareholders or holders of our ADSs to be subject to these regulations, which may subject such shareholders or holders of our ADSs to additional reporting obligations or tax burdens. In the case of failure to comply with these circulars by such shareholders or holders of our ADSs, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, PRC tax authorities might, at their discretion, adjust the amount of capital gains or request that we submit additional documentation for their review in connection with any potential acquisitions, which may cause us to incur additional acquisition costs or delay our acquisition timetable.

As the special tax statuses of certain of our PRC subsidiaries or VIEs as “High and New Technology Enterprises” (or NHTEs) , “software enterprises” or “Key National Software Enterprises” (or KNSE Companies) expire, or if they are revoked, we will have to pay additional taxes to make up any previously unpaid tax and will be subject to a higher tax rate.

The CIT Law applies a uniform statutory income tax rate of 25% to enterprises in China. Under the CIT Law, NHTEs enjoy a favorable tax rate of 15%. The implementation rules promulgated under the CIT Law also emphasize that the ownership of “core proprietary intellectual property” is essential to qualification for this preferential tax rate. AmazGame and Gamease were subject to a 15% income tax rate as NHTEs for the years ended December 31, 2012 and 2013. The NHTE status of both AmazGame and Gamease will expire on September 15, 2014 if it is not renewed. In addition, AmazGame is qualified as a KNSE Company and will enjoy a further reduced preferential tax rate of 10% for 2013 and 2014.

The CIT Law and the implementation rules promulgated under the CIT Law provide that software enterprises enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to an income tax rate of 12.5% for the subsequent three years. AmazGame and Gamease qualified as software enterprises and enjoyed a 50% tax reduction to a rate of 12.5% for the year ended December 31, 2011. 7Road Technology qualified as a software enterprise in 2012 and enjoyed an income tax exemption for the 2013 fiscal year. Shenzhen 7Road qualified as a software enterprise and enjoyed a 50% tax reduction to a rate of 12.5% for the 2011, 2012 and 2013 fiscal years. Shanghai ICE qualified as a software enterprise in 2008 and enjoyed an income tax exemption for the 2011 fiscal year and enjoyed, and will enjoy, a 50% tax reduction to a rate of 12.5% for the subsequent three years. Gamespace qualified as a software enterprise and enjoyed an income tax exemption for the 2012 and 2013 fiscal years and will be entitled to a 50% tax reduction to a rate of 12.5% for the subsequent three years. ICE Information has been qualified as a software enterprise and will be entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years, if they continue to maintain their qualification.

There are uncertainties regarding the future interpretation and implementation of the CIT Law. It is possible that the qualification of AmazGame and Gamease as NHTEs, or the qualification of 7Road Technology, Shenzhen 7Road, Gamespace, ICE Information and Shanghai ICE as software enterprises, or the qualification of AmazGame as a KNSE Company, or their entitlement to an income tax exemption or refund of their VAT, will be challenged in the future by their supervising authorities and be repealed, or that there may be future implementation rules that are inconsistent with current interpretations of the CIT Law. On April 1, 2013, four PRC government authorities, including the MIIT and the SAT, jointly issued the Measures for the Administration of Software Enterprises. Under such measures, software enterprises accredited after January 1, 2011 will be subject to a new annual review system and failing to pass the annual review may result in the revocation of an entity’s status as a software enterprise. We cannot assure you that the qualification of any of our PRC subsidiaries or VIEs as a software enterprise will not be challenged in the future or whether such companies will be able to take any further actions, such as re-application for software enterprise qualification, to enjoy such preferential tax treatment. If the tax benefits AmazGame, Gamease, 7Road Technology, Shenzhen 7Road, Gamespace, ICE Information, and Shanghai ICE enjoy as NHTEs, KNSE Companies or Software Enterprises are revoked, and we are otherwise unable to qualify these companies for other income tax and VAT exemptions or reductions, our effective income tax rate or VAT rate, as the case may be, will increase significantly, which will reduce our net income. In addition, we may have to pay additional taxes to make up any previously unpaid tax, which could further reduce our net income.

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

Change in the value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the changed policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 35% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2013. In 2008, China’s exchange regime was further changed to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. In 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. As most of our costs and expenses are denominated in RMB, the revisions in exchange rate policy commenced in July 2005 have increased, and potential future revisions could further increase, our costs and expenses in U.S. dollar terms. In addition, our proceeds from overseas financings and from overseas game operations will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In October 2005, SAFE promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, SAFE has further issued a series of implementation guidance. These regulations require PRC residents to register with the local SAFE branch before directly establishing or indirectly controlling any offshore company for the purpose of overseas capital financing with assets of or equity interests in PRC companies held by them. PRC residents must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or providing guarantees. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity.

Although we request that all of our shareholders who are PRC residents comply with Circular 75 and related rules, it is unclear how these regulations will be interpreted and implemented. In addition, it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by the SAFE or to complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on the ability of AmazGame, 7Road Technology, Gamespace and ICE Information to pay dividends or make distributions to us and on our ability to increase our investment in AmazGame, 7Road Technology, Gamespace and ICE Information.

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

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and third quarter of 2012, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, and the significant instability recently experienced in the worldwide economy, with growth in the United States slowing, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and such factors may be difficult to predict for any given period. Other factors also could cause significant fluctuations in our operating results, including the timing and success of our new game launches, our costs of developing and launching new games and software, and the level of user activity of our games and software in China during particular fiscal quarters. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently not able to freely conduct inspections without the approval of the Chinese authorities, which approval has to date been given only on a limited basis.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, and result in a drop in the market price of our ADSs.

If a recent initial decision rendered by the Administrative Law Judge (the “ALJ”) in administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, becomes final, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the ALJ presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms recently appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. Any SEC endorsement or other determination could be appealed by the accounting firms through the U.S. federal courts. While we cannot predict the outcome of the SEC’s review or that of any subsequent appeal process, if the accounting firms are ultimately temporarily denied the ability to practice before the SEC, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NASDAQ or the termination of the registration of our ADSs and Class A ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the NASDAQ Global Select Market, until February 21, 2014, the trading price of our ADSs ranged from $17.00 to $52.00 per ADS, and the closing sale price on February 21, 2014 was $28.87 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares, our controlling shareholder, Sohu, our Chief Executive Officer, or CEO, Tao Wang, and certain of our directors, officers and key employees, all of which hold our Class B ordinary shares, control 97% of the combined total voting power of our ordinary shares. As a result, the ability of holders of our ADSs to affect the outcome of any matter subject to shareholder vote is very limited.

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

ADS holders will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of February 21, 2014, there were no Class B restricted share units outstanding, and there were 289,588 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 21, 2014, there were 23,202,686 of our Class A ordinary shares and 82,490,000 of our Class B ordinary shares outstanding. As of February 21, 2014, there were no Class B restricted share units outstanding and there were 289,588 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ending November 30, 2013. Our expectation is based on our current and anticipated operations and composition of our earnings and assets (including goodwill) for the 2013 taxable year, including the current and expected valuation of our assets based on the market price of our ADSs. However, we currently hold, and expect to continue to hold following this annual report, a substantial amount of cash, and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. In addition, our actual PFIC status for any taxable year will not be determinable until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each regarded subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

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

In May 2011, we, through our VIE Gamease, acquired 68.258% of the equity interests in Shenzhen 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that was contingent upon Shenzhen 7Road’s achievement of specified performance milestones through December 31, 2012. Shenzhen 7Road is primarily engaged in Web game development and operates our Web games Wartune and DDTank. On June 26, 2012, we completed the reorganization of Shenzhen 7Road into a Cayman Islands holding company structure, or the 7Road Reorganization, as follows:

•	7Road.com Limited, or 7Road Cayman, was incorporated in the Cayman Islands in June 2011.

•	7Road.com HK Limited, or 7Road HK, was incorporated in Hong Kong on July 6, 2011 as a wholly-owned subsidiary of 7Road Cayman.

•	7Road Technology, a WFOE, was incorporated in the PRC on December , 2011 as a wholly-owned subsidiary of 7Road HK.

•	In June 2012, our indirect wholly-owned subsidiary Changyou Webgames (HK) Limited, or Webgames HK, received 68,258,000 ordinary shares of 7Road Cayman and the then four management shareholders of Shenzhen 7Road received an aggregate of 31,742,000 ordinary shares of 7Road Cayman.

•	Also in June 2012, the then CEO of 7Road surrendered 5,100,000 ordinary shares of 7Road Cayman held by him with the intention that these shares would be added to the shares reserved by 7Road Cayman for grants of equity incentive awards under the 7Road.com Limited 2012 Share Incentive Plan, or the 7Road 2012 Share Incentive Plan.

•	Upon completion of the 7Road Reorganization, we held 71.926% of the equity interests in 7Road. Also as part of the 7Road Reorganization, 7Road Technology, Shenzhen 7Road and the then shareholders of Shenzhen 7Road, which were our VIE Gamease and the then minority shareholders of 7Road, entered into contractual arrangements, or the VIE arrangements, with respect to ownership, disposition of ownership and control of Shenzhen 7Road, and 7Road Technology’s provision of product development, technical support and marketing services to Shenzhen 7Road in return for payments from Shenzhen 7Road.

On June 5, 2013, we acquired all of the ordinary shares of 7Road Cayman held by the non-controlling shareholders and, through our VIE Gamease, all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease, for aggregate cash consideration of approximately $78 million. As a result of the acquisition, 7Road Cayman became our indirect wholly-owned subsidiary and our VIE Gamease became the sole shareholder of our VIE Shenzhen 7Road. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report.

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

On September 24, 2013, we, through our VIE Guanyou Gamespace, entered into an agreement to acquire 100% of the equity interests in Doyo, which primarily engages in the game information business.

On November 19, 2013, we, through our wholly-owned subsidiary Heroic Vision Holdings Limited, or Heroic, entered into an investment agreement with Beijing Kunlun Tech Co., Ltd. and certain of its affiliates (collectively, the “Kalends Group”), pursuant to which TalkTalk limited, or TalkTalk, was incorporated in the British Virgin Islands and initially wholly-owned by the Kalends Group, RaidCall (HK) Limited, or RaidCall HK, was incorporated in Hong Kong as a wholly-owned subsidiary of TalkTalk, and Beijing Changyou RaidCall Internet Technology Co., Ltd., or Changyou RaidCall, was incorporated in the PRC as a wholly-owned subsidiary of RaidCall HK. The Kalends Group then transferred to RaidCall HK and Changyou RaidCall all of the assets associated with the RaidCall Business. On December 24, 2013, pursuant to the investment agreement, we acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $ 47.6 million. Of the total consideration, we paid $27.6 million to purchase from the Kalends Group a portion of the ordinary shares of TalkTalk held by the Kalends Group, and we invested $20 million in newly-issued ordinary shares of TalkTalk. Also effective upon the closing of the transaction, 15% of the equity interests of TalkTalk on a fully-diluted basis were reserved for grants of equity incentive awards to key employees of the RaidCall Business and the Kalends Group continued to hold the remaining 22.5% of the equity interests on a fully-diluted basis.

Our principal executive offices are located at East Tower, Jing Yan Building, No. 29 Shijingshan Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6861-3688. Our registered office in the Cayman Islands is located at 4th Floor, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112 , Cayman Islands. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Business Overview

We are a leading online game developer and operator in China as measured by the popularity of our MMOG TLBB and our Web games Wartune and DDTank, which we developed in-house. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes MMOGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players, Web games, which are played over the Internet using a Web browser, and mobile games, which are played on mobile devices and require an Internet connection. We also own and operate a number of Web properties and software applications for PCs and mobile devices (collectively referred to as “platform channels”) related to games, including the 17173.com Website, one of the leading information portals for game players in China, the 37wanwan.com Website, a games portal that provides a collection of Web games to game players, and Raidcall, free social communication software that is used by professional and casual gamers. For the three months ended December 31, 2013, the games that we operate had approximately 25 million total average monthly active accounts, and our platform channels had approximately 149 million total average monthly active accounts.

TLBB is a popular martial arts MMORPG in China that is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Since TLBB’s launch in May 2007, we have regularly developed new content and released game updates in the form of expansion packs for the game. TLBB has won various awards in China, including 2008 “Best Self-Developed Online Games (First Place)” and 2008 and 2009 “Most Liked Online Games by Game Players (First Place)” awards at the China Digital Entertainment Expo and Conference, or ChinaJoy. Its expansion packs, TLBB2, TLBB3 and New TLBB, won the 2010 “Most Liked Online Games by Game Players” award, the 2011 “Best Self-Developed Online Games” award, and the 2013 “Most Liked Online Games by Game Players” award, respectively, at ChinaJoy. TLBB was chosen as one of the 2012 “Most Liked Online Games by Game Players” at ChinaJoy. TLBB is currently licensed to third-party operators in Vietnam, Taiwan, Hong Kong, Malaysia and Thailand. We also operate a modified version of TLBB in the U.S.

DDTank is a popular 2D multi-player, combat and role-playing Web game in China. Game players control avatars to compete with other game players. Avatars can earn or buy various weapons, potions, magic rings, rockets and other items to increase competitiveness and enhance the game experience. Since DDTank’s launch in March 2009, we have regularly released updates and more significant enhancements for the game. DDTank has won numerous game awards, including the “Baidu Outstanding Web Game” award in 2010 and 2012 and “One of the Top Ten Favorite Web Games” by SAPPRFT in 2010 and 2011. DDTank was also the most searched-for casual Web game on Baidu.com for the 12 months ended each of June 30, 2012 and June 30, 2013, according to Baidu. We also jointly operate DDTank with third-party operators overseas. DDTank has been launched in 15 different language versions.

Wartune is a popular 2.5D role-playing and quasi real-time strategy Web game launched in December 2011 in China. Wartune is set in a mythical western universe where players build their own kingdoms in a virtual world where they must fight against a demonic race by developing their own villages and armies. Wartune won the “Baidu Outstanding Web Game” award in 2012 and the “Most Liked Web Games by Game Players” award at ChinaJoy in 2013. We also jointly operate Wartune with third-party operators overseas. Wartune has been launched in 15 different language versions.

We have several MMOGs, Web games and mobile games in our pipeline with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline, include, among others, a self-developed MMOG, YZZX; three licensed MMOGs, Echo of Soul, Asta, and Fantasy Frontier Online; two self-developed Web games, JY and SZHG; and several jointly-developed mobile games adapted from literary or other copyrighted works that we directly own or have acquired the exclusive rights to use from third-parties.

We also own and operate the 17173.com Website, a leading game information portal in China that provides news, electronic forums and other information services on online games to game players. The 17173.com Website was launched in 2000 as the first online game information portal in China, and is a leading online destination for game players seeking information on games and feedback from other players on the site’s message boards. With over 750 game zones and tens of millions of monthly unique visitors supported by alliances with many thousands of Internet cafes, the 17173.com Website is one of the largest game information and community Websites in China and is widely recognized as a market leader among game Websites in China, with strong expertise in running the Website, building a game community and developing relationships with advertisers in the online game industry. As a result, the 17173.com Website is the marketing platform of choice for many online games, including our own. In addition, experienced game editors of the Website review and critique our games prior to launch, and we use the feedback received to improve the game quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website. The 17173.com Website has won “Best Game Media” award for ten consecutive years from 2004 to 2013 at the Annual Game Industry Awards Gala.

We also own and operate in China and overseas other game-related platform channels, including the 37wanwan.com Website, a games portal that provides a collection of Web games to game players; Raidcall, which is free social communication software that is used by professional and casual gamers; and other software applications that serve as access points to the 17173.com Website. The platform channels, as a whole, serve various needs of our game players and help us reach more game-player communities and conduct cross-promotions of our games and services, which in turn improve user loyalty.

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

We operate our current games under the item-based revenue model, meaning game players can play our games for free, but may choose to buy prepaid game cards that are used to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks, to enhance the game-playing experience. For games that we operate, we mainly directly sell prepaid game cards to regional distributors and our game players in China through our online sales platform. Regional distributors sub-distribute prepaid game cards purchased from us to numerous retail outlets, including Internet cafés and various Websites, newsstands, software stores, book stores and retail stores. For games that we license to third-party operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license.

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

Our revenues grew from $484.6 million for the year ended December 31, 2011 to $623.4 million for the year ended December 31, 2012, and to $737.9 million for the year ended December 31, 2013, and our net income attributable to Changyou.com Limited grew from $245.5 million for the year ended December 31, 2011 to $282.4 million for the year ended December 31, 2012, and to $268.6 million for the year ended December 31, 2013.

Our Games

We design, develop and operate online games, including MMOGs, Web games and mobile games. All of our games are operated under the item-based revenue model, where game players can play our games for free, but can also purchase virtual items to enhance their game-playing experience. Our games vary in theme and span a number of genres, and attract a diverse community of game players. Our games also connect players with each other and with their friends who share a common interest in playing our games.

Games in Operation

We currently operate 11 MMOGs, three Web games, and several mobile games. Key games that are currently in operation include TLBB; DDTank; Wartune; the Blade Online series, which consists of BO and BH2; DMD; DHSH; Dou Po Cang Qiong; Wartune (mobile version) and TLBB (mobile version). Descriptions of these games are provided below:

MMOGs

Tian Long Ba Bu (TLBB)

Genre: 3D martial arts role-playing

Game Type: MMOG

Initial Launch Date: May 2007

Regions: China, Vietnam, Taiwan, Hong Kong, Malaysia, Thailand and North America

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

We typically release updates for TLBB once or twice a week and more significant enhancements in the form of expansion packs every few months. We have developed 27 expansion packs since its launch, including four major expansion packs “TLBB2,” “TLBB3”, “Shen Bing Hai Yu” and ‘New TLBB” that were released in April 2010, October 2011, October 2012 and October 2013, respectively. TLBB2, TLBB3 and New TLBB won the 2010 “Most Liked Online Games by Game Players,” the 2011 “Best Self-Developed Online Games,” and the 2013 “Most Liked Online Games by Game Players” awards, respectively, at ChinaJoy. In 2012, TLBB was named as one of the “Most Liked Online Games by Game Players” at ChinaJoy.

Blade Online series

Genre: 2.5D martial-arts style fighting role-playing

Game Type: MMOG

Initial Launch Date: Blade Online (BO) in October 2004; Blade Hero II (BH2) in September 2009

Regions: China

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

Duke of Mount Deer (DMD)

Genre: 3D cartoon-style martial arts role-playing

Game Type: MMOG

Initial Launch Date: July 2011

Regions: China, Taiwan, Indonesia and Hong Kong

DMD is an in-house developed 3D martial arts MMORPG based on Louis Cha’s final novel “Duke of Mount Deer.” The game recreates Louis Cha’s final martial arts world with fresh and stunning cartoon-style graphics, supported by a proprietary 3D animation engine. The game is defined by an open story line populated with classic heroes. DMD combines four different types of combat: Magic, Taoism, Martial arts and Firearms. Each character can choose up to three different job classes and command up to five different kinds of pets at the same time, allowing a single player to set up an exclusive adventure group. Using a proprietary server technology that allows connected gameplay across different servers, gamers can enter parallel worlds to experience new adventures with friends. In addition, users on two different servers can form alliances against competing teams on other servers, allowing large communities of players to meet, network and compete with each other online. DMD won the 2011 “Best 3D Online Game” award at ChinaJoy, and was named as one of the “Best Online Games” at the Annual Game Industry Awards Gala in 2013.

Da Hua Shui Hu (DHSH)

Genre: 2D Q-style turn-based role-playing

Game Type: MMOG

Initial Launch Date: March 2010

Regions: China

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

Dou Po Cang Qiong

Genre: 2.5D fantasy martial arts role-playing

Game Type: MMOG

Initial Launch Date: April 2013

Regions: China

Dou Po Cang Qiong is an in-house developed 2.5D fantasy martial arts MMORPG that is adapted from a popular Chinese online literary work of the same name. Players can explore the fantasy world and relive the scenes described in the novel with their friends. Players can also upgrade their martial arts skills and form teams to compete with other players to determine their standing in the martial arts world.

Web Games

DDTank

Genre: 2D multi-player, combat and role-playing

Game Type: Web game

Initial Launch Date: March 2009

Regions: China and 14 other countries and/or regions

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

We introduced significant enhancements to the game in the new version DDTank II in June 2012. DDTank II introduced new features, including pet animals to help game players complete challenges and win shooting competitions. Players can enhance their pets’ powers by visiting a virtual farm and plowing, planting and harvesting crops to feed their pets. DDTank II also adds more in-game challenges and promotional activities to give players more opportunities to buy or earn game coins.

DDTank has been launched in 15 different language versions (English, Spanish, French, Vietnamese, Japanese, Russian, Korean, Arabic, Thai, Malay, Indonesian, Portuguese, Turkish, Traditional Chinese and Simplified Chinese).

DDTank has won numerous game awards, including the “Baidu Outstanding Web Game” award in 2010 and 2012 and “One of the Top Ten Favorite Web Games” by SAPPRFT in 2010 and 2011. DDTank was also the most searched-for casual Web game on Baidu.com for the 12 months ended June 30, 2012 and June 30, 2013, according to Baidu.

Wartune (also known as Shen Qu)

Genre: 2.5D quasi real-time strategy and role-playing

Game Type: Web game

Initial Launch Date: December 2011

Regions: China and 14 other countries and/or regions

Wartune is a 2.5D quasi real-time strategy and role-playing Web game set in a mythical western universe developed by 7Road. Wartune features an engaging storyline, a touch of fantasy, and memorable characters. Players build their own kingdoms in a virtual world where they must fight against a demonic race by developing their own villages and armies. The unique feature differentiating Wartune from traditional turn-based strategy games is that our game play is in quasi real-time. Players play simultaneously, making combat smoother, eliminating delays and increasing game play excitement as situations develop real-time on the battlefield.

In addition to mainland China, we jointly operate Wartune in Brazil, Canada, Germany, Hong Kong, Macau, Malaysia, South Korea, Taiwan, Thailand, Turkey, the United States, and Vietnam, and in 15 different language versions (English, German, Korean, Portuguese, Thai, Turkish, Vietnamese, Polish, Russian, French, Spanish, Italian, Indonesian, Traditional Chinese and Simplified Chinese).

Before its launch in December 2011, Wartune was among the games given a 2012 “Most Anticipated Web Games” award by the Internet Society of China. After its launch, Wartune won the “Baidu Outstanding Web Game” award in 2012, and the “Most Liked Web Games by Game Players” award at ChinaJoy in 2013.

Mobile Games

TLBB (mobile version)

Genre: Battle card and strategy

Game Type: Mobile game

Initial Launch Date: October 2013

Regions: China

TLBB (mobile version) is a battle card and strategy game that is adapted from Louis Cha’s popular martial arts novel of the same name. Players experience classic plotlines from the original novel and must collect cards of various martial arts characters to form teams of a maximum of six cards and strategize on team composition and the placement of cards in order to compete effectively with other players and advance in the game. The game was named as one of the “Top 10 among the Best Free iPad Apps” and as one of the “Top 10 among the Best Free iPhone Apps” in China in the first week of its launch.

Wartune (mobile version)

Genre: Role-playing and combat game

Game Type: Mobile game

Initial Launch Date: September 2013

Regions: China

Wartune is a role-playing and combat mobile game that was adapted from our popular Web game of the same name, which we jointly developed with third party developers. Wartune was designed with a unique fighting system, which allows players to enhance their combat effects and release powerful skills by pressing certain keys and/or repeating strokes on a touchscreen mobile device in order. Compared with traditional turn-based games, this fighting game is more intense and exciting and requires players to react in real-time during gameplay.

Our Game Pipeline

We have in the pipeline several MMOGs, Web games and mobile games of different graphic styles, genres and features. Games in our pipeline, include, among others, a self-developed MMOG, YZZX; three licensed MMOGs, Echo of Soul, Asta, and Fantasy Frontier Online; two self-developed Web games, JY and SZHG; and several jointly-developed mobile games adapted from literary or other copyrighted works that we directly own or have acquired the exclusive rights to from third-parties. We intend to operate all of these games under the item-based revenue model.

MMOGs

Yong Zhe Zhi Xin (YZZX)

Genre: 2.5D fantasy role-playing

Game Type: MMOG

Expected launch date: 2014

YZZX is a 2.5D fantasy role-playing MMOG featuring Korean-style graphics, which we developed in-house. In the game settings, players are allowed to switch between 2.5D and 3D display modes. For movement, the left mouse button allows players to move a character or attack a target, while the WASD keys provide further control. The game offers three races, including humans, elves and orcs, and two character classes under each race. Users can toggle between two battle stances under each class in order to deal with different battle conditions.

ASTA

Genre: 3D Asian fantasy role-playing

Game Type: MMOG

Expected launch date: 2014

Asta is a 3D Asian fantasy role-playing MMOG licensed from a Korean game studio. It incorporates styles from multiple Asian cultures, including those of South Korea, Japan, and China. Players are divided into two clans and complete missions and participate in large-scale siege battles.

Echo of Soul

Genre: 3D fantasy role-playing

Game Type: MMOG

Expected launch date: 2014

Echo of Soul is a 3D fantasy role-playing MMOG set against a backdrop of Norse mythology. The game provides vast excitement through grand battles, high-quality graphics and a unique soul collecting system.

Fantasy Frontier Online

Genre: 3D Western fantasy role-playing

Game Type: MMOG

Expected launch date: 2014

Fantasy Frontier Online is a 3D Western fantasy role-playing MMOG licensed from a game studio in Taiwan. The game features a Japanese animation style and offers a unique gaming experience with a dual role model, pets system and impressive plotlines. It allows players to choose a primary weapon from eight weapons, all of which have unique skills.

Web Games

Shen Zhi Huang Guan

Genre: 2D side-scrolling real-time battle

Game Type: Web game

Expected launch date: 2014

Shen Zhi Huang Guang is a 2D side-scrolling real-time battle Web game set in a Western fantasy world. The game uses Multiplayer Online Battle Arena (“MOBA”) mode and allows players to lead generals and soldiers to protect the last human castle against the invasion of demon armies.

Jian Ying

Genre: Fantasy role-playing adventure

Game Type: Web game

Expected launch date: 2014

Jian Ying is a fantasy role-playing adventure Web game with only female characters. Players can work together to create different battle forms to combat enemies. Battle is accompanied by realistic sound effects and human voices for lead characters in the game.

Mobile Games

DDTank (mobile version)

Genre: role-playing and shooting game

Game Type: Mobile game

Expected launch date: 2014

DDTank (mobile version) is a multi-player, combat and role-playing mobile game adapted from our popular Web game of the same name. The mobile game features many of the most popular features from the original DDTank Web game.

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

Game Development and Enhancement

As of December 31, 2013, we had 3,139 product development personnel, which include a core product development team that is responsible for developing new online games, including MMOGs, Web games and mobile games, and a dedicated product development team that is responsible for developing game enhancements and expansion packs for each of our games in operation. We believe that such enhancements improve our games’ appeal and extend our games’ lifespan. We intend to expand our product offerings by continuing to develop additional online games in-house and continuing to license online games from third parties.

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

Access to our Games

Our game players typically access our games on personal computers, mobile phones, tablets and other hand-held devices connected to the Internet or at Internet cafés. In order to access our MMOGs, our game access software must be installed in the computer being used. Game players using personal computers and Internet café operators can typically download our game access software, interim updates and expansion packs directly from our official game Website. Game players can access our Web games on their browser using popular third-party plug-ins. Game players can also access our mobile games by downloading our mobile game applications from third-party mobile stores or our official game Website.

Sales and Distribution

For games that we operate, we directly sell game points to our game players through our online sales platform. We also have developed a sales and distribution system to sell and distribute our prepaid game cards in China.

Third-Party Distributors

We directly sell prepaid game cards in virtual form to a range of regional third-party distributors and our game players in China through our online sales platform. Regional distributors sub-distribute prepaid game cards purchased from us to numerous retail outlets, including Internet cafés and various Websites, newsstands, software stores, book stores and retail stores, as well as through various online channels, and telecommunications service providers. We typically collect payment from our distributors upon delivery of our prepaid game cards.

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

For software applications that we develop, we carry out marketing through advertising on a variety of Websites, including using online advertisement networks, search engines and pre-installation of our software applications on PCs and/or mobile devices.

Customer Service

For games that we operate directly and games that we jointly operate, we provide high-quality customer service and are responsive to our game players’ needs. Our game players can seek our customer service support via phone or submit their feedback online 24 hours a day, seven days a week. In addition, we have a physical service center in Beijing, which is open to walk-in game players during normal business hours. We currently have around 237 dedicated customer service representatives, many of whom are online game enthusiasts with a deep understanding of game players. We have dedicated supervisors to monitor our service quality.

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

Publishing

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

We licensed several games, including Asta and Echo of Soul from independent game studios in Korea and Fantasy Frontier Online from an independent game studio in Taiwan, in 2013. Under the licensing arrangements, we have exclusive rights to operate these games in China. We paid up-front licensing fees and we pay additional licensing fees based on the games’ achieving performance milestones and royalties based on the games’ revenues.

Rights from Third Parties to Game Titles and Characters

Under the existing license agreements with Louis Cha, the author of the novels “Tian Long Ba Bu” and “Duke of Mount Deer,” we have the exclusive right in China to adapt these two novels into online games and to operate such games, including the right to use the title of the novels and the name of the characters. We also have the non-exclusive license to operate, and the non-exclusive right to license the right to operate, the games adapted from these novels outside of China. Additionally, we secured the rights to adapt ten martial arts novels written by Louis Cha, including Tian Long Ba Bu, into mobile games. If we wish to continue to operate and license these games using the titles and character names from these novels after the expiration of the terms of these license agreements, we will need to renew the license agreements.

Under the existing licensing agreements with Tian Can Tu Dou, the author of the novel “Dong Po Cang Qiong,” we have the exclusive right in China to adapt this novel into MMO games and to operate such games, including the right to use the title of the novel and the names of the characters.

Licensing of Our Games

We license the rights to operate TLBB, DMD and Tao Yuan, among others, in overseas markets. We currently license TLBB to third-party operators in Taiwan, Hong Kong, Vietnam, Malaysia, and Thailand; DMD to third-party operators in Taiwan and Indonesia; and Tao Yuan to third-party operators in Taiwan and Thailand. Under our licensing arrangements with the overseas operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license. The licenses are typically for a term of one to three years. We provide updates and expansion packs to the licensed game, typically after we launch such updates and expansion packs in China. The licensees are responsible for all other operating services and costs, including costs related to customer service and leasing and maintenance of servers.

Joint Operation of Web Games with Third-party Platforms

We jointly operate our Web games, such as our in-house developed Wartune and DDTank, with third-party joint operators through third-party platforms, which offer the games to users in China and overseas markets. Our domestic and overseas Web game revenues from joint operations consist of ongoing revenue-sharing payments and, under certain joint operation arrangements, a license fee. Certain of the joint operators pay us a license fee for the exclusive right to operate the games in specified geographic areas, upon achievement of certain performance milestones from their operation of the games, or to be among a selected few who will have the initial right to jointly operate the new games in China during a specified period after their launch ahead of other joint operators. The ongoing revenue-sharing payments are generally determined based on the amounts charged to game players’ accounts. We typically receive ongoing revenue-sharing payments on a monthly basis. The joint operation agreements for the games in China are typically for a term of one year and the overseas joint operation agreements are typically for a term of one to three years.

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

We mainly rely on advertising agents for the selling of advertisements on 17173.com Website. During the year ended December 31, 2013, there were a total of approximately 150 companies advertising on the 17173.com Website. Our end customers include leading online game companies in China, as well as independent game studios.

Other Service Offerings

We sell pre-film cinema advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre, to advertisers. Most of the advertisements are in the form of video advertisements. We sign contracts with individual cinema theatres and film production companies for the rights to sell their pre-film cinema advertising slots. These contracts are for an average period of two years. As of December 31, 2013, we had the right to sell pre-film cinema advertising slots at approximately 300 cinema theatres in China.

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

We are the registered owner of 195 software copyrights and 362 fine arts work copyrights in China, each of which we have registered with the National Copyright Administration of the PRC or Guangdong Copyright Administration. We have registered with the NTSC UniTrust Time Stamp Authority in China the ownership rights to 911 fine arts work copyrights.

We are the registered owner of 391 domain names that we use in connection with the operation of our business, including our official Changyou Website, changyou.com and 17173.com. We also license the right to use certain of Sohu’s domain names, which we will continue until Changyou develops independent brand recognition, at which time we plan to phase out our use and licenses of certain of Sohu’s domain names.

We are the registered owner of 403 registered trademarks and have applied for the registration of another 1,908 trademarks in the PRC, including those related to our company name and our online games and other businesses. We are the registered owner of 123 registered trademarks and have also applied for 60 trademarks in countries and regions such as Taiwan, Hong Kong, the United States, Europe, Japan, Malaysia, South Korea, Thailand, Turkey and Vietnam relating to our company name, and our online games and other businesses. We have registered four trademarks in Taiwan and six trademarks in the European Union relating to TLBB, two trademarks in Taiwan and three in Japan relating to DMD, and 15 trademarks in countries and regions such as the European Union, Japan, Hong Kong and Taiwan relating to DDTank. However, we cannot assure you that we will be able to obtain the trademarks we have applied for. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We have 29 patent applications pending in the PRC which are related to the design of our games and technology intended to enhance the functionality of our games, but these patent applications may not be approved. See “Risk Factors” for discussions of various risks relating to intellectual property.

Technology Infrastructure

We have built a reliable and secure network infrastructure to fully support our operations. As of December 31, 2013, we maintained approximately 9,317 servers related to our online game business, located in Internet data centers in 11 major cities in China, with the capacity to accommodate up to 7.9 million concurrent game players, and a sufficient amount of connectivity bandwidth to maintain such service. In order to enhance our game players’ experience and minimize the impact of cross-region connections, we have located our game servers in a number of regions throughout China, enabling our game players to play our games by connecting to the nearest servers located in their region without needing to exchange data across the national backbone network.

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

Competition

We compete principally with the following three groups of competitors in China:

•	online game developers and operators in China, including Tencent Holdings Limited, NetEase.com, Inc., Shanda Games Limited, Perfect World Co., Ltd., Giant Interactive Group Inc., NetDragon Websoft Inc., Kingsoft Corporation Limited, Shenzhen ZQGame Co., Limited, Forgame Holdings Limited, and Taomee Holdings Limited;

•	other private companies in China devoted to game development or operation, many of which are backed by venture capital; and

•	international competitors.

Our MMOGs currently compete with, among others, the following MMOGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Blade and Soul, developed by Ncsoft Corporation Limited and operated by Tencent Holdings Limited;

•	Dungeon and Fighter, Cross Fire and League of Legends developed and operated by Tencent Holdings Limited;

•	JX Online III, developed by Kingsoft Corporation Limited; and

•	Dota 2, developed by Value Corporation Limited and operated by Perfect World Co., Ltd.

Our Web games currently compete with, among others, the following Web games in China:

•	Charmed Westward Journey and Soul Guardian II, developed by Forgame Holdings Limited;

•	Jie Ji San Guo, developed by Shanghai Joy You Information Technology Co Limited;

•	Lie Yan, developed by Guangzhou Chuangsi Information Technology Limited;

•	Tian Shen Zhuan Qi, developed by Beijing Zeus Interactive Technology Limited;

•	Qin Beauty, Havoc in Heaven Online, and Battle of the Dragon Kingdoms, developed by the Mokylin Group.

Our game information portal operated through the 17173.com Website currently competes in China with, among others, the following game information portals:

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

Facilities

Our principal offices are located in several office buildings in Beijing, Shanghai, Shenzhen, and Fuzhou in China, which comprise an aggregate of approximately 127,197 square meters, including 55,607 square meters of leased properties. Our leases for those leased properties expire between March 2014 and August 2021. We also occupy 3,484 square meters under leases in other countries.

In August 2010, we entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as our headquarters, for consideration of approximately $162.4 million. Under the August 2010 agreement, the purchase price was adjusted based on the actual floor area built, the final unit price agreed to by the parties and cost adjustments, which were agreed to be approximately $3.2 million, related to changes to the original design of the building. We had paid $165.2 million to the property developer through December 31, 2013. We occupied the office building in December 2013. The remaining amount will be paid in 2014.

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

Regulatory Authorities

PRC law, including regulations and interpretations issued by various PRC governmental authorities, covers extensively areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, that affect our business. PRC governmental authorities which have issued such regulations and interpretations include:

•	the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, which resulted from the merger of the former General Administration of Press and Publication, or GAPP, with the former State Administration of Radio, Film and Television, or SARFT, in March 2013. The “SAPPRFT” as used in this report refers to the governmental authority that resulted from the merger, as well as to the GAPP and the SARFT separately for periods prior to the merger;

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT;

•	the Ministry of Commerce, or MOFCOM;

•	the Ministry of Public Security, or MPS;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration for Industry and Commerce, or SAIC;

•	the State Council Information Office, or SCIO.

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

The MIIT promulgated the Administration Measures for Telecommunications Business Operation, or the Telecom License Measures, in April 2009. The Telecom License Measures include requirements and procedures for obtaining licenses for value-added telecommunications services and provide for a distinction between such a license granted solely for operations within a particular province and such a license granted for “trans-regional” (or multiple-province) activities. Operations under a value-added telecommunications services license must be conducted in accordance with the specific terms of the license. In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, providers of Internet content services, or ICPs, must obtain a value-added telecommunications license, or ICP license, from governmental authorities before engaging in any commercial ICP operations within the PRC. Each of Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE has obtained an ICP license.

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. In July 2010, these approval requirements with respect to the operation of BBS services were terminated by a decision issued by the State Council, but in practice certain local authorities still require operating companies to obtain approvals for the operation of BBS services. The ICP licenses held by Gamease and Guanyou Gamespace include such specific approval of the BBS services that they provide. However, although Shenzhen 7Road provides BBS services, its ICP license does not specifically permit the operation of BBS services. It is unclear whether Shenzhen 7Road’s provision of BBS services is in violation of applicable regulations. In order to avoid the possibility of being challenged by the relevant local authority for the absence of BBS service approval, Shenzhen 7Road has applied to the Guangdong Communications Administration for amendments of its ICP license to permit or continue to permit its operation of BBS services. Shenzhen 7 Road has been orally informed by the Guangdong Communications Administration that currently there are no specific authorities to approve BBS services in Shenzhen and that new regulations regarding the provision of BBS services may be released in 2014 or 2015. If relevant PRC authorities were to determine that Shenzhen 7Road’s provision of BBS services is in violation of the BBS Measures due to the absence of such specific approval, Shenzhen 7Road could be subject to fines up to five times the income it generated from such services and other penalties, including the shutdown of its Websites.

Restrictions on Foreign Ownership of Value-Added Telecommunication Services

Various PRC regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including operating online games and providing Internet information services. Foreign direct investment in telecommunication companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, issued by the State Council, which became effective in January 2002 and were amended in September 2008. The FITE Regulations stipulate that telecommunications enterprises in the PRC with foreign investors, or FITEs, must be established as Sino-foreign equity joint ventures. Under the FITE Regulations and in accordance with WTO-related agreements, FITEs may provide value-added telecommunications services, but the foreign party to a FITE engaging in such services may hold no more than 50% of the equity of the FITE. The FITE Regulations do not impose geographical restrictions on the operations of a FITE. The PRC government has not made any commitment to liberalize its regulation of the operations of FITEs’ providing value-added telecommunications services.

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

In view of the restrictions on foreign direct investment in the telecommunications sector, we established or acquired our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE to engage in value-added telecommunications services. For a detailed discussion of our VIEs, please refer to “Organizational Structure” in Item 4. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign ownership of value-added telecommunications services. See “Risk Factors—Risks Related to Our Corporate Structure and PRC Law and Regulations—If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in the online game industry and the online advertisement industry, we could face severe penalties.”

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

We have registered our Websites www.changyou.com and www.cy.com with the Beijing AIC and an electronic registration mark for the Website is prominently placed on the homepage of the Websites.

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If our VIE structure were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our VIE structure might be challenged by the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those we use having been challenged by the SAPPRFT as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective, but it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the SAPPRFT before publishing foreign electronic publications. The Tentative Measures for Internet Publication Administration, or the Internet Publication Measures, which were jointly promulgated by the SAPPRFT and the MIIT and became effective in 2002, impose a license requirement for any company that intends to engage in Internet publishing, which is defined as any act by an ICP to select, edit and process content or programs and to make such content or programs publicly available on the Internet. As the provision of online games is deemed to be an Internet publication activity, an online game operator must obtain an Internet publishing license and a publishing number for each of its games in operation in order to directly make those games publicly available in the PRC. Although the Internet Publication Measures do not specifically authorize such a practice, an online game operator is generally able to publish its games and obtain publishing numbers for those games through third-party licensed electronic publishing entities and register the games with the SAPPRFT as electronic publications.

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed MMOGs, Shenzhen 7Road, which is the operator of DDTank, Wartune and certain other games developed by 7Road, and Guanyou Gamespace, which is the operator of DMD, obtained Internet publishing licenses on December 10, 2010, September 2, 2011, and October 13, 2011, respectively. Shanghai ICE, which is the operator of Tao Yuan, is in the process of applying for an Internet publishing license. TLBB, BO, BH2, DDTank, Wartune and some of our other games were historically published through third parties that were licensed electronic publishing entities, because Gamease, Shenzhen 7Road and Shanghai ICE had not obtained Internet publishing licenses at the time those online games were made publicly available. TLBB, BO and BH2 and certain of our other existing games are currently published under an Internet publishing license held by Gamease and Shenzhen 7Road currently publishes Wartune, DDTank and certain other games developed by 7Road under publishing numbers obtained through Shenzhen 7Road’s Internet publishing license. Shanghai ICE continues to publish Tao Yuan with publishing numbers obtained through third-party licensed electronic publishing entities, and Shenzhen 7Road intends to publish certain of its pipeline and future games with publishing numbers obtained through third parties. Current PRC regulations are not clear as to the consequence of obtaining publishing numbers through third-party electronic publishing entities. While we believe that arrangements like ours are acknowledged by the SAPPRFT, in view of the lack of formal interpretation regarding this issue, the SAPPRFT might challenge our current and past practices and could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

The MOC issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. In January 2008, Gamease obtained an Online Culture Operating Permit, which was re-certified in August 2013; in June 2010, Shenzhen 7Road obtained an Online Culture Operating Permit, which was re-certified in August 2013; Guanyou Gamespace obtained an Online Culture Operating Permit in June 2011, which was re-certified in July 2013; and Shanghai ICE obtained an Online Culture Operating Permit in December 2010, which was re-certified in January 2014.

The Interim Measures for the Administration of Online Games, or the Online Game Measures, issued by the MOC, which took effect on August 1, 2010, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures (i) requires online game operators to protect the interests of online game users and specify certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games and (iv) requests online game operators to promote real-name registration by their game users. We filed our games TLBB, DDTank, Wartune, BO, BH2, DMD, DHSH, DPCQ and certain of our other existing games with the MOC. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any required new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the SAPPRFT Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the SAPPRFT and receive from the SAPPRFT an Internet publishing license. Our VIEs Gamease, Shenzhen 7Road and Guanyou Gamespace have obtained Internet publishing licenses from the SAPPRFT. In addition, the SAPPRFT Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of offshore online games in China also must be examined and approved by the SAPPRFT.

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

The Administrative Measures for Content Self-review by Internet Culture Business Entities, or the Content Self-review Administrative Measure, which took effect in December 2013, require Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the MOC.

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

Online Audiovisual Transmission

The SAPPRFT issued the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks, which were effective in October, 2004. Under these measures, Websites engaging in the business of network audiovisual program dissemination are required to obtain a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT.

The SAPPRFT and the MIIT jointly issued the Rules for the Administration of Internet Audiovisual Program Services, or Document 56, which went into effect in January 2008. Under Document 56, all online audio and video service providers must be either state-owned or state-controlled. However, at a press conference held on February 3, 2008, the SAPPRFT and the MIIT clarified that online audio-visual service providers that had been lawfully conducting the business prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after the issuance of Document 56.

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

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of government authorities, including but not limited to the MIIT, the MOC, the SAPPRFT and the MPS. These measures specifically prohibit certain Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

In addition, the PRC governmental authorities have issued several regulations requiring the installation of software to filter out unhealthy and vulgar content from the Internet. In April 2009, the Ministry of Education, the MIIT and other ministries and agencies issued a notice requiring that, by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools be able to include and operate Green Dam-Youth Escort, which is a software aimed at filtering out unhealthy and vulgar content in text and graphics from the Internet and which, according to the Website for the software, may be used to control time spent on the Internet, prohibit access to computer games, and filter out unhealthy Websites. The MIIT further expanded the scope of required use of this filter software by issuing a notice in May 2009 requiring that, effective as of July 1, 2009, all computers manufactured and sold in China have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factory and that all imported computers have the latest available version of Green Dam-Youth Escort preinstalled before being sold in China. Green-Dam Youth Escort is to be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and is also to be included in the backup partition and system restore CD. However, in June 2009, the MIIT announced that it was postponing the implementation of this requirement regarding pre-installation of Green Dam-Youth Escort.

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

Protection of Minors

On April 15, 2007, the SAPPRFT and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue system and real-name registration, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our system, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

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

In February 2013, 15 PRC government authorities, including the SAPPRFT, the Ministry of Education, the MOC and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction, or the Work Plan, implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued; and as a result, online game operators will be required to implement measures to protect minors.

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

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. In addition, the PRC government has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in any illegal activity on the Internet. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damages caused to our users.

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

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information or the Order. Most requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions as discussed elsewhere in this annual report. Under the Order, these requirements are often stricter and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, the operator must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, and disclosure to the public and, in severe cases, criminal liability.

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

Employment Contracts

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of PRC, or ECL, which became effective as of January 1, 2008, and was amended on December 28, 2012. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Foreign Exchange Administration Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, the SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without the SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE through our subsidiaries in the PRC, which may adversely affect the business expansion of Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, and we may not be able to convert the net proceeds into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

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

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended in October 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in April 2001.

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

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, consisting of the MOC, the State Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC, and the SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. (NASDAQ: SOHU). As of February 21, 2014, Sohu indirectly held approximately 67.9% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 83.0% of the total voting power in Changyou.

As of the date of this annual report, we operate our business through the following wholly-owned subsidiaries:

•	Changyou.com (HK) Limited, or Changyou HK, incorporated in Hong Kong on August 13, 2007 as a direct wholly-owned subsidiary of Changyou. Changyou HK is our intermediate offshore holding company for our operations in China and overseas.

•	ICE Entertainment (HK) Limited, or ICE HK, incorporated in Hong Kong on July 17, 2007 and acquired by us in May 2010 as a direct wholly-owned subsidiary of Changyou HK.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, incorporated in the PRC on September 26, 2007 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, incorporated in the PRC on October 29, 2009 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	ICE Information Technology (Shanghai) Co., Ltd, or ICE Information, incorporated in the PRC on August 29, 2007 as a WFOE and acquired by us in May 2010 as a direct wholly-owned subsidiary of ICE HK.

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, incorporated in the PRC on April 22, 2010 as a direct wholly-owned subsidiary of AmazGame.

•	Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, incorporated in the PRC on April 30, 2009 and acquired by us in January 2011 as a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Beijing Changyou Jingmao Film &Culture Communication Co., Ltd., or Beijing Jingmao, incorporated in the PRC on November 16, 2010 and a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Shanghai Hejin Data Consulting Co., Ltd, or Shanghai Hejin, incorporated in the PRC on December 2, 2008 and acquired by us in January 2011 as a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Changyou.com (US) LLC, or Changyou US, incorporated in the United States on January 26, 2009, as a direct wholly-owned subsidiary of Gamestar HK.

•	Changyou.com (UK) Co., Ltd., or Changyou UK, incorporated in the United Kingdom on July 3, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou My Sdn. Bhd, or Changyou Malaysia, incorporated in Malaysia on September 10, 2009, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Korea Limited, or Changyou Korea, incorporated in South Korea on January 7, 2010, as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com India Private Limited, or Changyou India, incorporated in India on March 11, 2011 as a direct subsidiary of Changyou HK and Changyou UK.

•	Changyou.com Gamepower (HK) Limited, or Gamepower HK, incorporated in Hong Kong on September 8, 2011 as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Webgames (HK) Limited, or Webgames HK, incorporated in Hong Kong on September 21, 2011 and a direct wholly-owned subsidiary of Changyou HK.

•	7Road.com Limited, or 7Road Cayman, incorporated in the Cayman Islands on June 15, 2011 and a direct wholly-owned subsidiary of Webgames HK.

•	7Road.com HK Limited, or 7Road HK, incorporated in Hong Kong in July 2011 as a direct wholly-owned subsidiary of 7Road Cayman.

•	Shenzhen 7Road Network Technologies Co., Ltd., or 7Road Technology, incorporated in the PRC on December 1, 2011 as a wholly-owned subsidiary of 7Road HK.

•	CHANGYOU BİLİŞİM HİZMETLERİ TİCARET LİMİTED ŞİRKETİ, or Changyou Turkey, incorporated in Turkey on September 29, 2011 as a direct subsidiary of Changyou HK and Changyou UK.

•	Kylie Enterprises Limited, or Kylie, incorporated in British Virgin Islands on October 30, 2003 and acquired by us in December 2011 as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com Gamestar (HK) Limited, or Gamestar HK, incorporated in Hong Kong on July12, 2013, as a direct wholly-owned subsidiary of Changyou HK.

•	Heroic Vision Holdings Limited, or Heroic, incorporated in the British Virgin Islands on October 23, 2013 as a direct wholly-owned subsidiary of Changyou HK

•	Mobogarden Enterprises Limited, or Mobogarden, incorporated in British Virgin Islands on September 25, 2013 as a direct wholly-owned subsidiary of Kylie.

As of the date of this annual report, we also, operate our business through the following majority-owned subsidiaries:

•	TalkTalk Limited, or TalkTalk, incorporated in the British Virgin Islands, a majority of which was acquired on December 24, 2013 by Heroic.

•	RaidCall (HK) Limited, or RaidCall HK, a Hong Kong company which is a wholly-owned subsidiary of TalkTalk.

•	Beijing Changyou RaidCall Internet Technology Co., Ltd., or Changyou RaidCall , a PRC company which is a wholly-owned subsidiary of RaidCall HK.

In order to comply with PRC law restricting foreign ownership in the online game business in China, we conduct the operations of our online game business and our online advertising business in China through our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE rather than through our subsidiaries, and substantially all of our revenues are earned by and paid to these VIEs. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by Dewen Chen, our President. Mr. Wang and Mr. Chen are both PRC citizens. The equity interests in Shenzhen 7Road are owned by our VIE Gamease. The equity interests in Shanghai ICE are owned by two Changyou employees, Runa Pi and Rong Qi, who are PRC citizens and each of whom holds 50%.

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

The following diagram illustrates our corporate structure as of the date of this annual report.

g	Shareholding
---	Contractual arrangements among our WFOEs AmazGame, 7Road Technology, Gamespace and ICE Information, our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE and their respective shareholders, which provide us with effective control over our VIEs. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements with our VIEs and their Shareholders” in Item 7 of this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading online game developer and operator in China as measured by the popularity of our MMOG TLBB and our Web games Wartune and DDTank, which we developed in-house. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes MMOGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players, Web games, which are played over the Internet using a Web browser, and mobile games, which are played on mobile devices and require an Internet connection. We also own and operate a number of Web properties and software applications for PCs and mobile devices (collectively referred to as “platform channels”) related to games, including the 17173.com Website, one of the leading information portals for game players in China, the 37wanwan.com Website, a games portal that provides a collection of Web games to game players, and Raidcall, free social communication software that is used by professional and casual gamers. For the three months ended December 31, 2013, the games that we operate had approximately 25 million total average monthly active accounts, and our platform channels had approximately 149 million total average monthly active accounts.

TLBB is a popular martial arts MMORPG in China that is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Since TLBB’s launch in May 2007, we have regularly developed new content and released game updates in the form of expansion packs for the game. TLBB has won various awards in China, including 2008 “Best Self-Developed Online Games (First Place)” and 2008 and 2009 “Most Liked Online Games by Game Players (First Place)” awards at the China Digital Entertainment Expo and Conference, or ChinaJoy. Its expansion packs, TLBB2, TLBB3 and New TLBB, won the 2010 “Most Liked Online Games by Game Players” award, the 2011 “Best Self-Developed Online Games” award, and the 2013 “Most Liked Online Games by Game Players” award, respectively, at ChinaJoy. TLBB was chosen as one of the 2012 “Most Liked Online Games by Game Players” at ChinaJoy. TLBB is currently licensed to third-party operators in Vietnam, Taiwan, Hong Kong, Malaysia and Thailand. We also operate a modified version of TLBB in the U.S.

DDTank is a popular 2D multi-player, combat and role-playing Web game in China. Game players control avatars to compete with other game players. Avatars can earn or buy various weapons, potions, magic rings, rockets and other items to increase competitiveness and enhance the game experience. Since DDTank’s launch in March 2009, we have regularly released updates and more significant enhancements for the game. DDTank has won numerous game awards, including the “Baidu Outstanding Web Game” award in 2010 and 2012 and “One of the Top Ten Favorite Web Games” by the SAPPRFT in 2010 and 2011. DDTank was also the most searched-for casual Web game on Baidu.com for the 12 months ended each of June 30, 2012 and June 30, 2013, according to Baidu. We also jointly operate DDTank with third-party operators overseas. DDTank has been launched in 15 different language versions.

Wartune is a popular 2.5D role-playing and quasi real-time strategy Web game launched in December 2011 in China. Wartune is set in a mythical western universe where players build their own kingdoms in a virtual world where they must fight against a demonic race by developing their own villages and armies. Wartune won the “Baidu Outstanding Web Game” award in 2012 and the “Most Liked Web Games by Game Players” award at ChinaJoy in 2013. We also jointly operate Wartune with third-party operators overseas. Wartune has been launched in 15 different language versions.

We have several MMOGs, Web games and mobile games in our pipeline with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline, include, among others, a self-developed MMOG, YZZX; three licensed MMOGs, Echo of Soul, Asta, and Fantasy Frontier Online; two self-developed Web games, JY and SZHG; and several jointly-developed mobile games adapted from literary or other copyrighted works that we directly own or have acquired the exclusive rights to use from third-parties.

        We also own and operate the 17173.com Website, a leading game information portal in China that provides news, electronic forums and other information services on online games to game players. The 17173.com Website was launched in 2000 as the first online game information portal in China, and is a leading online destination for game players seeking information on games and feedback from other players on the site’s message boards. With over 750 game zones and tens of millions of monthly unique visitors supported by alliances with many thousands of Internet cafes, the 17173.com Website is one of the largest game information and community Websites in China and is widely recognized as a market leader among game Websites in China, with strong expertise in running the Website, building a game community and developing relationships with advertisers in the online game industry. As a result, the 17173.com Website is the marketing platform of choice for many online games, including our own. In addition, experienced game editors of the Website review and critique our games prior to launch, and we use the feedback received to improve the game quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website. The 17173.com Website has won “Best Game Media” award for ten consecutive years from 2004 to 2013 at the Annual Game Industry Awards Gala.

We also own and operate in China and overseas other game-related platform channels, including the 17173.com Website; the 37wanwan.com Website, a games portal that provides a collection of Web games to game players; Raidcall, which is free social communication software that is used by professional and casual gamers; and other software applications that serve as access points to the 17173.com Website. The platform channels, as a whole, serve various needs of our game players and help us reach more game-player communities and conduct cross-promotions of our games and services, which in turn improve user loyalty.

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

We operate our current games under the item-based revenue model, meaning game players can play our games for free, but may choose to buy prepaid game cards that are used to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks, to enhance the game-playing experience. For games that we operate, we mainly directly sell prepaid game cards to regional distributors and our game players in China through our online sales platform. Regional distributors sub-distribute prepaid game cards purchased from us to numerous retail outlets, including Internet cafés and various Websites, newsstands, software stores, book stores and retail stores. For games that we license to third-party operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license.

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

Our revenues grew from $484.6 million for the year ended December 31, 2011 to $623.4 million for the year ended December 31, 2012, and to $737.9 million for the year ended December 31, 2013, and our net income attributable to Changyou.com Limited grew from $245.5 million for the year ended December 31, 2011 to $282.4 million for the year ended December 31, 2012, and to $268.6 million for the year ended December 31, 2013.

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

The popularity and timing of the launch of new games

We have in our pipeline several MMOGs, Web games and mobile games with different graphic styles, themes and features to appeal to different segments of the online game player community. Games in our pipeline, include, among others, a self-developed MMOG, YZZX; three licensed MMOGs, Echo of Soul, Asta, and Fantasy Frontier Online; two self-developed Web games, JY and SZHG; and several jointly-developed mobile games adapted from literary or other copyrighted works that we directly own or have acquired the exclusive rights to from third-parties.

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

We are currently making significant expenditures for the development of games and platforms for mobile devices such as phones and tablets. As a result, we expect to incur a net loss in the first quarter of 2014, and we may incur additional net losses in the future. If our mobile strategy is not successful, we may be unable to recoup those expenditures, and we may be unable to maintain or grow our revenues, or return to or sustain our historical levels of net income.

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

Our Revenues

The following table sets forth the revenues generated from our online games, online advertising and others revenues, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Online game	435,512	89.9%	570,346	91.5%	669,168	90.7%
Online advertising	36,349	7.5%	42,525	6.8%	49,998	6.8%
IVAS	1,862	0.4%	4,307	0.7%	5,402	0.7%
Others	10,853	2.2%	6,251	1.0%	13,307	1.8%

Total revenues	484,576	100.0%	623,429	100.0%	737,875	100.0%

The following table sets forth certain operating data for our business in China for the periods indicated:

	For the Three Months Ended

	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Average Monthly Active Accounts of our Games (in millions)(1)	38	37	36	31	25
Average Monthly Active Accounts of our Platform Channels (in millions)(2)	77	85	85	99	149

(1)	Calculated as the simple average of the sum of monthly active accounts of all of our MMOGs, Web games and mobile games operated by us during the specified quarter. Monthly active accounts for our games are defined as game accounts that were logged in at least once during the month.
(2)	Calculated as the simple average of the sum of the monthly unique visitors to our Web game operation platform, the 17173 Website and 17173’s non-game products, plus the monthly logged-in accounts of non-game applications during the quarter.

Our calculation of average monthly active accounts of our games and average monthly active accounts of our platform channels may not be comparable to similarly-named measures presented by other online game companies.

Total average monthly active accounts of the Company’s games in the fourth quarter of 2013 were 25 million, a decrease of 34% year-over-year. The decrease was mainly driven by a decline in active accounts of TLBB after the Company closed down certain game accounts during the year so as to further enhance the balance of the in-game economic system, a decline in active accounts of DDTank as the game has entered into a relatively mature phase, and a decline in active accounts of Wartune in China.

Total average monthly active accounts of the Company’s platform channels in the fourth quarter of 2013 were 149 million, an increase of 94% year-over-year. The increase was mainly due to the promotion, acquisition and launch of multiple software applications for PCs and mobile devices in 2013.

Online Game Revenues

Online game revenues include revenues from MMOG operations, Web games and overseas licensing.

We disclosed in our previous annual reports the following operational metrics for our games: aggregate registered accounts, aggregate peak concurrent users, aggregate active paying accounts and aggregate revenue per active paying account, or ARPU. However, given the diversified business we currently operate, those previous operational metrics are no longer the most relevant metrics for measuring the existing positioning and future growth of our business. In order to provide you with a better foundation for understanding our performance as a whole across all the different products and services that we offer, starting with 2013, we discontinued disclosure of those previous operational metrics and introduced two new operational metrics: total average monthly active accounts of our games and total average monthly active accounts of our platform channels.

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

Web games

We began generating Web game revenue after our acquisition of a controlling interest in 7Road in May 2011. 7Road is the developer and creator of Wartune and DDTank, two of China’s most popular Web games. The game is free to play and generates revenues using the item-based revenue model through the sale of virtual items that enhance the game-playing experience. 7Road jointly operate these games with third-party operators who offer the games to users in China and other countries and administrative regions on their Websites or platforms. 7Road also directly operates Wartune and DDTank on its own Websites for the games.

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

IVAS Revenues

We offer Web games developed by third-party developers and generate revenues from the provision of IVAS, including promotion, access maintenance and payment services, to third-party developers. Under revenue-sharing agreements that we sign with third-party developers, we collect payments from the end users, keep a pre-agreed percentage of the proceeds and remit the balance to the third-party developers. Revenues from IVAS are recognized when our obligations under the agreements and all other revenue recognition criteria have been met. Revenues from IVAS are recognized under the gross method, as we are the principal obligor for provision of the services.

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

Revenue Collection

Online Game Revenues

MMOG operations

We sell virtual and physical prepaid game cards to regional distributors, who in turn sub-distribute to retail outlets, including Internet cafés, various Websites, newsstands, software stores, bookstores and retail stores. We typically collect payment from our distributors upon delivery of our prepaid game cards, but only recognize revenues as the virtual items are consumed. We generally offer a sales discount to our prepaid game card distributors based on the popularity of our games. In 2008, we offered an initial sales discount at a rate of 15.0%, which decreased to a rate of 11.0%, effective as of January 2009, a rate of 10.0%, effective as of January 2011, a rate of 9.0%, effective as of January 2012 and to the current rate of 2%, effective October 1, 2013. In addition, we previously offered a discount of 5.0% to our game players who directly purchased virtual prepaid game cards and game points from our online sales system, but we discontinued the discount effective September 23, 2013. The discount represented the difference between the price at which we sold prepaid game cards to distributors or game players, as the case may be, and the face value of the prepaid game cards or the equivalent of game points.

We also offer rebates in the form of credits on future purchases of prepaid game cards to distributors of our prepaid game cards. Distributors of prepaid game cards receive a credit on future purchases of our prepaid game cards, provided that the distributors meet certain preset sales conditions. Prior to October 1, 2013, we offered a credit rate equal to 1% to 3% of the discounted value of our prepaid game cards. In October, 2013, we decreased the maximum rate from 3% to 2%. Historically, most of our distributors have met the conditions required to receive these credits. Credits are in the form of free prepaid game cards. We incur transaction costs of 0.1% to 0.5% of the face value of the virtual prepaid game cards or the equivalent of game points by using third-party payment platforms.

Before October 2013, the total discount and rebate rate we typically offered to all of our prepaid game card distributors was approximately 10.0% to 12.0% of the face value of our prepaid game cards. Effective in October 2013 the total discount and rebate rate is approximately 4%. Prior to September 2013, the total discount and transaction costs associated with game players’ use of third-party payment platforms was 5.1% to 5.5% of the face value of the virtual prepaid game cards or the equivalent of game points purchased. In September 2013, we lowered the rate to 0.1% to 0.5%.

Web games

We generate revenues from our Web games, such as Wartune and DDTank, primarily from joint operation of the games with third-party joint operators through their Websites and platforms in China and overseas. All of the third-party joint operators of our Web games make payments to us based on a percentage of the revenues they generate from the games. Beginning in May 2012, we also generated revenues from direct operation of Wartune and DDTank through our own Websites for the games. Certain of our joint operators pay us license fees for the exclusive right to operate our games in specified geographic areas, upon achievement of certain revenue milestones from their operation of our games. Certain of the joint operators also pay us license fees for the right to be among a selected few who will have the initial right ahead of other operators to jointly operate our games in China during a specified period after their launch.

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

IVAS Revenues

We offer Web games developed by third-party developers and generate revenues from the provision of IVAS, including promotion, access maintenance and payment services, to third-party developers. Under revenue-sharing agreements that we sign with third-party developers, we collect payments from the end users, keep a pre-agreed percentage of the proceeds and remit the balance to the third-party developers.

Others Revenues

Others revenues consist of cinema advertising revenues. We sell cinema advertising slots primarily through advertising agencies. We charge most advertisers on a per-advertising slot basis or on a pre-determined period basis with fixed fees. Our standard prices for advertising slots vary depending on the location of the cinemas. Discounts from standard rates are typically provided for longer-term advertising contracts, and may be provided for promotional purposes.

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

For the years ended December 2013, 2012 and 2011, we recognized revenues in connection with expired un-activated prepaid cards and unused balances in inactive accounts of approximately $951,000, $627,000 and $964,000, respectively.

Web Games

We began generating Web game revenue after our acquisition of a controlling interest in 7Road in May 2011. Revenues from our Web games are derived mainly from revenue-sharing payments from third-party joint operators of our games and license fees from certain of these joint operators. We also derive revenues from direct operation of Wartune and DDTank on our own Websites for the games. Web games are operated primarily under the item-based revenue model, in which game players can access the games free of charge, but may purchase consumable virtual items, including those with a predetermined expiration time, or perpetual virtual items, such as certain costumes that stay bound to a game player throughout the life of the game. In certain of our joint operation arrangements, we provide our games and related services to a third-party joint operator at no upfront fee. In these arrangements, we are entitled to a single stream of revenue-sharing payments from the joint operator when game players convert the joint operator’s virtual currency into our game coins or purchase its game coins directly through such operator’s Website or game platform. Certain of the joint operators pay us license fees for the exclusive right to operate its games in specified geographic areas or upon achievement of certain performance milestones from the joint operators’ operation of the games. Certain of the joint operators also pay us license fees for the right to be among a selected few who will have the initial right ahead of other operators to jointly operate our games in China during a specified period after their launch.

When our games are jointly operated through the Websites or platforms of third-party joint operators, the games may be hosted either on the third-party operators’ servers or on servers that we own or lease from Internet data centers. In our arrangements with third-party joint operators, we view the third-party joint operators as our customers and do not view ourselves as the primary obligors, as we do not have the primary responsibility for fulfillment and acceptability of the game services. For direct operation of Wartune and DDTank through our Websites for the games, we are obligated to provide on-going services to the game players, and such obligation is not deemed to be inconsequential and perfunctory after game players purchase our game coins directly through our Websites for the games. Therefore, revenues from direct operation of Wartune and DDTank on our Websites for the games are first recorded by us as deferred revenues and subsequently recognized as revenue over the service period during which we are obligated to provide services to the game players to enable them to consume their virtual items.

PRC tax authorities have determined that all of the game revenues from the joint operation of our Web games within China, which are generated through Shenzhen 7Road, are subject to 17% PRC VAT, and that Shenzhen 7Road, as a “software enterprise,” is entitled to a 14% VAT refund immediately upon the filing of its VAT returns, with the result that Shenzhen 7Road’s net effective PRC VAT rate is 3%. Shenzhen 7Road presents PRC VAT on a gross basis, by which VAT at the rate of 17% is included in revenues, and Shenzhen 7Road’s net effective PRC VAT rate of 3% is included in cost of revenues, because Shenzhen 7Road’s 17% VAT obligation and its entitlement to a 14% VAT refund are one integrated preferential VAT policy. The amounts of PRC VAT included in our revenues for the year ended December 31, 2013, December 31, 2012 and for the period between May 11, 2011, which was the date of our acquisition of a controlling interest in Shenzhen 7Road, and December 31, 2011, were $9.3 million, $8.8 million and $1.9 million, respectively.

Overseas licensing

We enter into licensing arrangements with third-party operators to operate our MMOGs in other countries and regions. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products related to the games. The initial license fee is based on both a fixed amount and additional amounts receivable upon the game’s achieving certain sales targets. Since we are obligated to provide post-sales services, such as technical support and provision of updates and when-and-if-available upgrades to the licensees during the license period, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period. The fixed amount of the initial license fee is recognized ratably over the remaining license period from the launch of the game and the additional amount is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly revenue-based royalty fee is recognized when relevant services are delivered, provided that collectability is reasonably assured.

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

IVAS Revenues

We offer Web games developed by third-party developers and generate revenues from the provision of IVAS, including promotion, access maintenance and payment services, to third-party developers. Under revenue-sharing agreements that we sign with third-party developers, we collect payments from the end users, keep a pre-agreed percentage of the proceeds and remit the balance to the third-party developers. Revenues from IVAS are recognized when our obligations under the agreements and all other revenue recognition criteria have been met. Revenues from IVAS are recognized under the gross method, as we are the principal obligor with respect to provision of the services

Others Revenues

Others revenues are composed of cinema advertising revenues.

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

Total cost of revenues increased to $126.4 million for the year ended December 31, 2013 compared to $104.5 million and $67.5 million, respectively, for the years ended December 31, 2012 and 2011. The increase in cost of revenues is primarily due to an increase in salary and benefits expenses, bandwidth leasing and communication costs, content and license fees, revenue-based royalty payments to game developers, and PRC business taxes and VAT paid by AmazGame, Gamespace and Shenzhen 7Road in line with the increase in revenues; We expect that the cost of revenues will increase in the future as we continue to expand our game portfolio.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles via acquisitions of businesses. Share-based compensation expenses are included in product development expenses, sales and marketing expenses, and general and administrative expenses. We expect that our operating expenses will increase in the future as we expand our research and development workforce to design and develop new MMOGs, Web games and mobile games, in addition to rolling out our plan to transform the 17173.com Website into a one-stop-shop platform for online game players in China. Further, we plan to carry out more marketing activities to promote our existing and new online game products, the 17173 Business and our platform channels.

The following table sets forth our product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles via acquisitions of businesses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	52,238	10.8%	73,755	11.8%	119,909	16.3%
Sales and marketing	49,893	10.3%	60,639	9.7%	128,830	17.5%
General and administrative	29,684	6.1%	33,514	5.4%	57,191	7.8%
Goodwill impairment, impairment of intangibles via acquisitions of businesses	5,420	1.1%	2,906	0.5%	—	—

Total	137,235	28.3%	170,814	27.4%	305,930	41.6%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, of personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses increased to $119.9 million for the year ended December 31, 2013 compared to $73.8 million and $52.2 million, respectively, for the years ended December 31, 2012 and 2011. The increase in such expenses is primarily due to our increased research and development workforce and an increase in licensing fees incurred in 2013 for games that we licensed from third parties. Product development expenses constituted 16.3%, 11.8% and 10.8% of our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits expenses, including share-based compensation expenses, of our sales and marketing personnel. Sales and marketing expenses increased to $128.8 million for the year ended December 31, 2013 compared to $60.6 million and $49.9 million for the years ended December 31, 2012 and 2011. The increase was mainly because of higher advertising costs for the promotion of software applications for PCs and mobile devices as part of our initiative to develop our platform business, and higher advertising costs for the promotion of TLBB and new mobile games and an increase in salary and benefits expenses in 2013. Sales and marketing expenses constituted 17.5%, 9.7%, and 10.3% of our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expenses, including share-based compensation expenses, for management, finance and administrative personnel, and professional service fees, such as audit fees and fees for tax consultation. General and administrative expenses increased to $57.2 million for the year ended December 31, 2013 compared to $33.5 million and $29.7million for the years ended December 31, 2012 and 2011. This increase was primarily due to (i) an increase in headcount and related salary and benefits expenses in 2013; (ii) an increase in professional fees in 2013. General and administrative expenses constituted 7.8%, 5.4% and 6.1% of our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

Goodwill impairment and impairment of intangibles via acquisitions of businesses

We did not incur any impairment loss for the year ended December 31, 2013, compared to an impairment loss of $2.9 million for the year ended December 31, 2012, which primarily comprised impairment of intangibles via acquisitions of businesses, and an impairment loss of $5.4 million for the year ended December 31, 2011, which primarily comprised impairment of goodwill of $5.2 million arising from our acquisition of the cinema advertising business, and impairment of an acquired tradename of $0.2 million.

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

On January 15, 2009, 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares were issued to Mr. Wang out of Sohu’s equity interest. The difference between the fair values, or the Incremental Fair Value, of the 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares granted to Mr. Wang and Mr. Wang’s contingent right in the Sohu subsidiary is accounted for by us as share-based compensation. Because the terms of the issuance of the ordinary shares and restricted shares had been approved by us and were communicated to and agreed with Mr. Wang as of January 2, 2008, that date was deemed as the grant date under U.S. GAAP and, accordingly, the Incremental Fair Value was determined as of that date. The portion of the Incremental Fair Value related to the 7,000,000 Class B ordinary shares, equal to $1.8 million, was recognized as share-based compensation expenses included in product development expenses for the three months ended March 31, 2008. As a result of the modification of the vesting terms of the 8,000,000 Class B restricted shares on April 21, 2008, the portion of the Incremental Fair Value related to those shares, equal to $7.0 million, was determined as of that date and is accounted for by us as share-based compensation over the vesting period starting from the date of the modification, following the accelerated basis of attribution. Share-based compensation expense relating to the 8,000,000 Class B restricted shares, which was $nil for the year ended December 31, 2013, $41,000 for the year ended December 31, 2012 and $0.5 million for the year ended December 31, 2011, was included as share-based compensation expenses included in product development expenses. The Incremental Fair Values were determined using the discounted cash flow method.

In April 2008, our Board of Directors approved and we communicated to our executive officers other than the CEO and to certain employees, various grants of restricted shares and restricted share units. Pursuant to these approvals, on January 15, 2009, we issued to our executive officers other than the CEO an aggregate of 1,800,000 Class B restricted shares and we issued to certain of our key employees an aggregate of 940,000 restricted share units (settleable in Class B ordinary shares). On March 13, 2009, we exchanged the 1,800,000 Class B restricted shares held by executive officers other than the CEO for Class B restricted share units which have the same vesting and other terms as applied to the Class B restricted shares. The vesting of the restricted share units was contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and is otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. As of December 31, 2013, of these 2,740,000 restricted share units granted 2,665,000 restricted share units were vested and settled and 75,000 restricted share units had been forfeited. The grant date fair value of the awards is recognized in our consolidated statements of operations starting from the date when the vesting conditions became probable, which occurred upon the completion of our initial public offering. The fair values of these awards, which total $5.4 million, were determined using the discounted cash flow method. Share-based compensation expense relating to these 2,740,000 restricted share units, which was $nil, $31,000 and $0.4 million, respectively, for the years ended December 31, 2013, 2012 and 2011, following the accelerated basis of attribution, were included in operating expenses.

On February 17, 2009, we granted an aggregate of 456,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value of these restricted share units, which is $3.6 million, was determined using our initial public offering price. The vesting of the restricted share units is contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and such restricted shares are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 17, 2009. Share-based compensation expense relating to these restricted share units, which was negative $0.3 million, $0.3 million and $0.6 million, under an estimated forfeiture rate of 10%, for the years ended December 31, 2013, 2012 and 2011, was included in operating expenses. The negative $0.3 million for the year ended December 31, 2013 represented our true-up of the share-based compensation expense for restricted share units forfeited in 2013. As of December 31, 2013, 88,128 Class A restricted share units of such 456,000 Class A restricted share units had been forfeited.

On April 21, 2009, we granted an aggregate of 1,200,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than our CEO. The fair value of these restricted share units, which is $14.9 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on April 21, 2009. Share-based compensation expense relating to these restricted share units, which was $0.3 million, $1.3 million and $2.7 million, respectively, for the years ended December 31, 2013, 2012 and 2011, was included in operating expenses, following the accelerated basis of attribution.

As of December 31, 2013, we had granted an aggregate of 367,552 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees. The fair value of these restricted share units, in an aggregate amount of $5.2 million, was determined using the grant-day market price as a key factor. These restricted shares are subject to vesting over a four-year period commencing on the grant date. Share-based compensation expense relating to these restricted share units for the years ended December 31, 2013, 2012 and 2011 of $1.1 million, $1.5 million, and $0.8 million, respectively, based on an estimated forfeiture rate of 10%, was included in operating expenses following the accelerated basis of attribution. As of December 31, 2013, 24,150 Class A restricted share units of such 367,552 Class A restricted share units that had been granted had been forfeited.

For the year ended December 31, 2010 and 2011, we granted 40,000 and 20,000, respectively, Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees of the 17173 Business, which was then owned and operated by Sohu, for their involvement in the provision of certain online game links and advertising services to us on Sohu’s Websites. These Class A restricted share units are subject to vesting over a four-year period commencing on the grant date. Since we completed the acquisition from Sohu of certain assets associated with the 17173 Business in December, 2011, we have accounted for the Class A restricted share units granted to employees of the 17173 Business as share awards granted to our employees. Share-based compensation expense relating to these restricted share units for the years ended December 31, 2013, 2012 and 2011 in the amount of $0.1 million, $0.3 million and $0.5 million, respectively, was included in operating expenses following the accelerated basis of attribution. As of December 31, 2013, 13,000 previously granted Class A restricted share units had been forfeited.

Share-based compensation expenses recorded for the year ended December 31, 2013 were $1.3 million compared to $3.7 million and $6.1 million for the year ended December 31, 2012 and 2011, and include share-based compensation paid by us to our executive officers and other employees, allocated share-based compensation paid by Sohu to Sohu’s senior management who provided services to both Sohu and the 17173 Business prior to our acquisition of the 17173 Business, and share-based compensation related to options and restricted share units granted by Sohu to our employees. These share-based compensation expenses have been allocated to (i) cost of revenues, (ii) sales and marketing expenses, (iii) general and administrative expenses and (iv) product development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2013, there was no unrecognized share-based compensation cost related to the 8,000,000 unvested Class B restricted shares granted to our CEO in January 2009; no unrecognized share-based compensation cost related to the 1,800,000 unvested Class B restricted share units granted to our executive officers other than our CEO in April 2008 (whose Class B restricted shares were exchanged for Class B restricted share units (settleable in Class B ordinary shares) on March 13, 2009); no unrecognized share-based compensation cost related to the 940,000 unvested Class B restricted share units granted to certain of our key employees in April 2008; no unrecognized share-based compensation cost related to the 456,000 unvested Class A restricted share units granted to certain of our employees in February 2009; no unrecognized share-based compensation cost related to the 1,200,000 unvested Class A restricted share units granted to executive officers other than our CEO in April 2009; $1.2 million of unrecognized share-based compensation cost related to the 367,552 unvested Class A restricted share units granted to certain employees in 2010, 2011, 2012 and 2013, net of estimated forfeitures; and $0.1 million of unrecognized share-based compensation cost related to the 60,000 unvested Class A restricted share units granted to employees of the 17173 Business in 2010 and 2011.

7Road share-based awards

On July 10, 2012, 7Road adopted a 2012 Share Incentive Plan (the “7Road 2012 Share Incentive Plan”), which initially provided for the issuance to selected directors, officers, employees, consultants and advisors of 7Road of up to 5,100,000 ordinary shares of 7Road (amounting to 5.1% of the then outstanding 7Road shares on a fully-diluted basis). On November 2, 2012, 7Road’s Board of Directors and its shareholders approved an increase from 5,100,000 to 15,100,000 ordinary shares (amounting to 13.7% of the then outstanding 7Road shares on a fully-diluted basis) under the 7Road 2012 Share Incentive Plan.

On May 1, 2013, Changyou entered into an agreement to acquire all of the outstanding ordinary shares of 7Road held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road. The acquisition closed on June 5, 2013.

On June 28, 2013, 7Road’s Board of Directors approved the cancellation of the 7Road 2012 Share Incentive Plan. 7Road concurrently offered to a total of 42 7Road employees holding an aggregate of 2,223,750 restricted share units which had been granted under the 7Road 2012 Share Incentive Plan the right to exchange their restricted share units for, at each employee’s election, in each case subject to the employee’s continued employment by 7Road, either (i) the right to a cash payment of up to an aggregate of $2.90 per restricted share unit exchanged, vesting and payable at the rate of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of July 18, 2012, which is the date when the surrendered restricted share units were granted under the 7Road 2012 Share Incentive Plan, or (ii) the right to receive an annual cash bonus, over a seven-year period commencing July 1, 2013, based on adjusted annual cumulative net income of 7Road. All restricted share units held by these 42 holders under the 7Road 2012 Share Incentive Plan as of June 28, 2013 were included in this exchange program.

As the original awards of restricted share units made under the 7Road 2012 Share Incentive Plan included as a vesting condition the completion of an initial public offering, which is not considered probable under it occurs, no share-based compensation expense was recognized for the fair value of the original awards. As of the date of the modification resulting from the exchange program, incremental compensation expense, which is not classified as share-based compensation expense, will be the fair values of the two new compensation schemes included in the exchange program.

For Scheme I, the modification resulted in total incremental compensation expense of $5.7 million, which will be recognized in the consolidated statements of comprehensive income ratably over the remaining vesting period of the awards for each tranche. For fiscal year 2013, compensation expense of $3.3 million was recognized in the consolidated statements of comprehensive income. In 2013, 7Road paid $1.6 million in cash bonuses under Scheme I.

For Scheme II, the incremental compensation expense varies depending on 7Road’s financial performance. In the third quarter of 2013, 7Road granted to an additional 48 7Road employees the right to receive an annual cash bonus under Scheme II with the same terms as described above. For the year ended December 31, 2013, compensation expense of $0.4 million was recognized in the consolidated statements of comprehensive income.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Under the current Hong Kong Inland Revenue Ordinance, entities incorporated in Hong Kong are subject to 16.5% profit tax on their taxable income generated from operations in Hong Kong.

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

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for NHTEs which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that NHTEs previously qualified under the Previous Income Tax Laws and Rules as of December 31, 2007 could retain their previous status as an NHTE, and could enjoy a preferential tax rate under the CIT Law, on condition that they were re-approved for NHTE status under new regulations released on April 14, 2008 and on July 8, 2008. Both AmazGame and Gamease were approved as NHTEs, and each of them is therefore eligible for the preferential tax rate under the CIT Law. For the years ended December 31, 2012 and 2013, AmazGame and Gamease were entitled to a tax rate of 15%. In order to continue to enjoy the preferential tax rate applicable to NHTEs, both AmazGame and Gamease will be required to renew their NHTE status every three years and make record filings with the local tax bureau. Moreover, Gamespace qualified as a software enterprise and enjoyed an income tax exemption for the 2012 and 2013 fiscal years and will be entitled to a 50% tax reduction to a rate of 12.5% for the subsequent three years.

Pursuant to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, AmazGame and Gamease qualified as software enterprises which were subject to a 50% tax reduction to a rate of 12.5% for the 2011 fiscal year. Shenzhen 7Road qualified as a software enterprise in 2009 and enjoyed a 50% tax reduction to a rate of 12.5% for the fiscal years 2011 through 2013. Shanghai ICE qualified as a software enterprise and enjoyed an income tax exemption for the 2011 fiscal year and was entitled, and will be entitled, to 50% tax reduction to a rate of 12.5% for the subsequent three years. ICE Information and 7Road Technology qualified as software enterprises entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years, if they continue to maintain the qualifications. 7Road Technology was profitable in 2013 and enjoyed an income tax exemption for that year.

In addition, AmazGame qualified as a “Key National Software Enterprise” for 2013 and 2014, which entitles it to a further reduced preferential tax rate of 10% for those years, subject to approval of the relevant tax authority.

We are subject to withholding taxes on the initial license fees and ongoing revenue-based royalties received from our licensees in various jurisdictions outside of the PRC. We recognize such foreign withholding taxes as income tax expense when related revenue of initial license fees and ongoing revenue-based royalties are recognized. Income tax expense related to such withholding taxes was $2.1 million, $1.7 million and $1.5 million, respectively for the years ended December 31, 2013, 2012 and 2011.

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

On October 27, 2009, the SAT issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual CIT Law rate of 10%.

Our Board of Directors decided to cause one of our PRC subsidiaries to distribute 100% and 50% of its earnings for the year ended December 31, 2012 and 2013, respectively, of its earnings to its overseas parent company, Changyou HK. Based on an assessment performed pursuant to requirements specified by PRC tax authorities, our management concluded that such distribution would be subject to a 5% withholding tax, and we accrued deferred tax liabilities in the amount $11.9 million and $6.9 million, respectively, for 2012 and 2013 for withholding taxes associated with this distribution plan.

We do not intend to cause any of our PRC subsidiaries to distribute any profits of such subsidiaries with respect to the years prior to 2014 to their direct overseas parent companies, but rather intend that such profits will be retained by such subsidiaries for their PRC operations.

Transition from PRC Business Tax to PRC Value Added Tax

The Pilot Program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Beginning on September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing.

Cinema advertising revenues became subject to VAT on January 1, 2012 and online advertising revenues became subject to VAT on September 1, 2012, each at a rate of 6%. Effective December 1, 2012, revenues derived from Web game operations that were not developed in house became subject to VAT at a rate of 6%.

Business Tax and related Surcharges

Prior to the Pilot Program, the Changyou group was subject to a 5% Business Tax and 0.6% related surcharges on revenues from MMOG operations, our online advertising business in the PRC, and our cinema advertising business in the PRC. Business Tax and the related surcharges are recognized when the revenue is earned.

After the Pilot Program, revenues generated from our MMOG operations continue to be subject to Business Tax and related surcharges.

VAT

Prior to the Pilot Program, in addition to Business Tax and related surcharges, we were subject to VAT at an effective rate of 3% for the revenues from inter-company software sales in the PRC.

In 2011, with the consolidation of 7Road, VAT has been imposed on our in-house developed Web game revenues at a rate of 17%, with a 14% immediate tax refund, resulting in a net rate of 3%, plus a related surcharge of 2% on such revenues.

After the Pilot Program, our online advertising and cinema advertising revenues are now also subject to VAT at a rate of 6%.

There is an additional culture construction fee surcharge of 3% on revenues from our online advertising and cinema advertising businesses. In addition, our entities incorporated in Beijing were subject to a surcharge at the rate of 0.72% on their revenues for the year ended December 31, 2013.

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

Because we and the 17173 Business are under common control by Sohu, in accordance with ASC subtopic 805-50 our consolidated financial statements for the year ended December 31, 2011 were prepared as if the current corporate structure had been in existence throughout the periods presented.

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

For the years ended December 2013, 2012 and 2011, we recognized revenues in connection with expired un-activated prepaid cards and unused balances in inactive accounts of approximately $951,000, $627,000 and $964,000 , respectively.

Web games

See “—Revenue Recognition—Web games”.

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

IVAS Revenues

We offer Web games developed by third-party developers and generate revenues from the provision of IVAS, including promotion, access maintenance and payment services, to third-party developers. Under revenue-sharing agreements that we sign with third-party developers, we collect payments from the end users, keep a pre-agreed percentage of the proceeds and remit the balance to the third-party developers. Revenues from IVAS are recognized when our obligations under the agreements and all other revenue recognition criteria have been met. Revenues from IVAS are recognized under the gross method as we are the principal obligor with respect to provision of the services

Others Revenues

        For cinema advertising revenues, a contract is signed with the advertiser to establish a fixed price and specify advertising services to be provided. Based on the contracts, we provide advertisement placements in advertising slots to be shown in theatres before the screening of movies. Revenue from cinema advertising is recognized when all the recognition criteria are met. Depending on the terms of a customer contract, fees for services performed can be recognized according to two principal methods, consisting of the proportional performance method and the straight-line method. Under the proportional performance method, fees are generally recognized based on a percentage of the advertising slots actually delivered where the fee is earned on a per-advertising slot placement basis. Under the straight-line method, fees are recognized on a straight-line basis over the contract period when the fee is not paid based on the number of advertising slots actually delivered.

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

For the years ended December 31, 2013, 2012 and 2011, our share-based compensation expenses amounted to $1.3 million, $3.7 million and $6.1 million, respectively.

We have used a retrospective valuation for the determination of fair value of ordinary shares and RSUs granted by 7Road.com Limited, or 7Road, to its employees. We used the discounted cash flow, or DCF, method of the income approach to derive the fair value of 7Road’s ordinary shares. The determination of the fair value of 7Road’s ordinary shares required complex and subjective judgments to be made regarding its projected financial and operating results, its unique business risks, the liquidity of its shares and its operating history and prospects at the time of valuation. The income approach involves applying an appropriate discount rate to estimated cash flows that are based on earnings forecasts developed by 7Road. The assumptions used in deriving the forecasts were consistent with 7Road’s business plan.

Under the 7Road 2012 Share Incentive Plan, 2,546,250 restricted share units had been granted as of December 31, 2012. Such restricted share units were not to be vested until 7Road’s completion of a firm commitment underwritten IPO of its shares resulting in a listing on an internationally recognized exchange and the expiration of all underwriters’ lockup periods applicable to the IPO. An IPO event is not considered to be probable until it is completed. Under ASC 718, compensation cost should not be accrued if it is not probable that the performance condition will be achieved. As a result, no share-based compensation expense relating to these restricted share units was recognized for the year ended December 31, 2012.

On June 28, 2013, 7Road’s Board of Directors approved the cancellation of the 7Road 2012 Share Incentive Plan. See “—Operating Expenses—Share-based Compensation Expenses—7Road share-based awards.”

Determination of the Fair Value of Contingent Consideration

The acquisition of 7Road includes a contingent consideration arrangement that requires additional consideration to be paid by us based on the future financial performance of 7Road through December 31, 2012. The range of the undiscounted amounts we could pay under the contingent consideration agreement is between $nil and $32.76 million. The fair value of the contingent consideration of $28.05 million recognized on the acquisition date was estimated using the income approach. There were no indemnification assets involved. Based on 7Road’s performance having exceeded the milestone level for the year ended December 31, 2012, we recorded a change in fair value of the contingent consideration of $2.2 million in other expense.

The contingent consideration as at December 31, 2013 represents the fair value of potential payments under the contingent consideration arrangement for our acquisition of Doyo. The contingent consideration arrangement requires additional consideration to be paid by us based on the achievement by Doyo of specified performance milestones for the years 2013 to 2015. The fair value of the contingent consideration was recognized on the date of the acquisition, with the income approach applied.

The acquisition of the RaidCall Business includes a contingent consideration arrangement that gives us the right to acquire additional shares of TalkTalk if specified conditions occur through the 2014 fiscal year. The range of the additional shares of TalkTalk that we could acquire under this arrangement is between nil and 7.5% of the outstanding shares on a post-issuance, fully-diluted basis. The fair value of the contingent consideration of $nil was recognized on the acquisition date, as our management determined that it is unlikely that the specified conditions will occur.

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

On May 1, 2013, we entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders. The acquisition closed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, $2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interest in 7Road over the purchase price as of the closing date, was recorded in our equity accounts.

For the year ended December 31, 2013, accretion charges of $17.8 million, compared to $11.2 million and $2.6 million, respectively, for the years ended December 31, 2012 and 2011, were recorded in our statements of comprehensive income as net income attributable to the mezzanine-classified non-controlling interest shareholders of 7Road.

Treasury Shares

On July 27, 2013, our Board of Directors authorized a share repurchase program of up to $100 million over a two-year period from July 27, 2013 to July 26, 2015. The timing and actual number of shares subject to repurchase are at the discretion of our management and contingent on market conditions and share prices, among other factors.

We account for repurchased ordinary shares under the cost method and include such repurchase ordinary shares in treasury shares as an offsetting component of the shareholders’ equity. Cancellation of treasury shares, if it incurs in the future, would be recorded as a reduction of ordinary shares and additional paid in capital/retained earnings, as applicable. In case of reissuance of treasury shares, the difference between the cost of treasury shares and cash received would be charged into additional paid in capital/retained earnings, as applicable.

As of December 31, 2013, we had repurchased 590,500 ADSs (equivalent to 1,181,000 Class A ordinary shares), which were recorded as treasury shares pending cancellation, for a total repurchase price amounting to approximately $17.3 million pursuant to the referenced share repurchase program.

Determination of Segment Aggregation

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker, or the CODM, or a decision making group, in deciding how to allocate resources and in assessing performance. Our CODM is our chief executive officer.

Before 2011, we principally engaged in the development, operation and licensing of MMOGs and operated and managed this business as a single segment. In 2011, we expanded our business by acquisitions in the Web game, online advertising and cinema advertising businesses, and generated revenues from the operations of such businesses. With the goal of optimizing the management of operations, our CODM separately reviewed key information of each of four operating segments, consisting of MMOG, Web game, online advertising and cinema advertising. We concluded that the MMOG and Web game segments have similar economic characteristics and meet all of the aggregation criteria that are required under ASC280 to aggregate identified operating segments. Hence we aggregated the MMOG and Web game segments as one reportable segment under online game.

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

As of December 31, 2013, our deferred tax assets mainly comprised temporary differences arising from (1) net operating losses; (2) accrued but unpaid salaries and bonuses; and (3) the book and tax bases of intangible assets. We recorded an allowance against gross deferred tax assets based on uncertainty over the profitability of related subsidiaries and over whether temporary differences can be claimed. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment would be made to the deferred tax assets that would increase income for the period. If events were to occur in the future that would require us to realize less of our deferred tax assets than the presently recorded amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. As of December 31, 2013 and 2012, our net deferred tax assets were $5.7 million and $5.0 million, respectively, resulting from temporary differences between accounting and tax bases.

Assessment of Impairment for Long-lived Assets, Equity Investments and Goodwill

Our long-lived assets include intangible assets, fixed assets and other assets.

Intangible assets mainly comprise definite-lived intangible assets, including operating rights of licensed games, computer software purchased from unrelated third parties, developed technologies and cinema advertising slot rights, and indefinite-lived intangible assets, including trade names, which are separable from fixed assets. We amortize the cost of intangible assets over their expected future economic lives. Fixed assets mainly comprise office building, computer equipment (including servers) and leasehold improvements, and are depreciated over the estimated useful lives of the assets on a straight-line basis. Other assets mainly represent long-term loans to employees, accrued interest income and long-term deposits. Management’s judgment is required in the assessment of the economic lives of intangible assets and useful lives of the fixed assets and other assets. Based on the existence of one or more indicators of impairment, we measure any impairment of intangible assets, fixed assets and other assets based on a projected discounted cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our business model. An impairment charge would be recorded if we determined that the carrying value of intangible assets, fixed assets or other assets may not be recoverable. Our estimates of future cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors. As of December 31, 2013, 2012 and 2011, our impairment charges for intangible assets were $17.2 million, $12.4 million and $3.8 million, respectively.

We continually review our investments in an investee to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near-term prospects of the investee. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies. For the years ended December 31, 2013, 2012 and 2011, our impairment losses for equity investments were $0.9 million, $nil and $0.6 million, respectively.

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

If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss should be recognized in an amount equal to that excess. The goodwill impairment losses for the years ended December 31, 2013, 2012 and 2011 were $nil, $nil and $5.2 million, respectively.

Short-term Investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in our consolidated statements of comprehensive income. To estimate fair value, we refer to the quoted rate of return provided by banks at the end of each period using discounted cash flow method. We classify the valuation techniques that use these inputs as Level 2 of fair value measurement. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2013, 2012 and 2011, we recorded changes in the fair value of short-term investments in our consolidated statements of comprehensive income of $2.5 million, $1.5 million and $659,000, respectively.

Determination of Functional Currencies

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries and our VIEs in China is the RMB. The functional currency of our subsidiary in the United Kingdom is the British Pound, the functional currency of our subsidiary in Malaysia is the Malaysian Ringgit, the functional currency of our subsidiary in Korea is the Korean Won, the functional currency of our subsidiaries in Hong Kong and the United States of America is the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates. Normally, that is the currency of the environment in which it primarily generates and expends cash. Management’s judgment is essential in the determination of the functional currency which is made by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. Assets and liabilities of our subsidiaries and VIEs in China are translated into U.S. dollars, our reporting currency, at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the current exchange rate in effect during the reporting period. Foreign currency translation adjustments are not included in determining net income for the period but are accumulated in a separate component of consolidated equity on the balance sheet. The accumulated foreign currency translation adjustment as of December 31, 2013, 2012 and 2011 was a gain of $71.7 million, $38.1 million and $34.7 million, respectively.

Year to Year Comparisons

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Total revenues for the year ended December 31, 2013 increased by $114.5 million to $737.9 million, compared to $623.4 million for the year ended December 31, 2012.

Online game revenues for the year ended December 31, 2013 increased by $98.9 million to $669.2 million, compared to $570.3 million year for the year ended December 31, 2012. The increase was mainly due to increased revenues from TLBB and the growth of Wartune overseas revenues in 2013.

Online advertising revenues, which consist of revenues generated from the 17173 Business, for the year ended December 31, 2013 increased by $7.5 million to $50.0 million, compared to $42.5 million for the year ended December 31, 2012. The increase was mainly due to an increase in advertising rates of the 17173.com Website and improved advertising sales in 2013.

IVAS revenues, which consist of revenues generated from the operation of third-party Web games by the 17173 Business, for the year ended December 31, 2013 increased by $1.1 million to $5.4 million, compared to $4.3 million for the year ended December 31, 2012. The increase was mainly due to more Web games and a larger number of users playing Web games operated by the 17173 Business in 2013.

Others revenues, which consist of cinema advertising revenues, for the year ended December 31, 2013 increased by $7.0 million to $13.3 million, compared to $6.3 million for the year ended December 31, 2012. The increase was mainly due to increased advertising sales in 2013 due to improvements in the sales function.

Cost of Revenues. Our cost of revenues increased by $21.9 million to $126.4 million for the year ended December 31, 2013, compared to $104.5 million for the year ended December 31, 2012. The increase was primarily due to an increase in our salary and benefits expenses, which increased by $9.5 million to $38.1 million for the year ended December 31, 2013, compared to $28.6 million for the year ended December 31, 2012, our revenue-based royalty payments to game developers, which increased by $3.1 million to $9.4 million for the year ended December 31, 2013, compared to $6.3 million for the year ended December 31, 2012, our Business Tax and VAT cost, which increased by $4.4 million to $8.9 million for the year ended December 31, 2013, compared to $4.5 million for the period for the year ended December 31, 2012, our content and license costs, which increased by $2.3 million to $4.7 million, compared to $2.4 million for the year ended December 31, 2012 and our bandwidth leasing and communication costs, which increased by $1.6 million to $19.5 million for the year ended December 31, 2013, compared to $17.9 million for the year ended December 31, 2012. In addition, we incurred costs of $17.5 million for our cinema advertising business for the year ended December 31, 2013, compared to $20.0 million for the year ended December 31, 2012.

Gross Profit. As a result of the foregoing, our gross profit increased by $92.5 million to $611.4 million for the year ended December 31, 2013, compared to $518.9 million for the year ended December 31, 2012. Our gross margin was 82.9% and 83.2%, respectively, for the years ended December 31, 2013 and December 31, 2012. The decrease in gross margin was mainly due to an increase in salaries and benefits, higher bandwidth costs incurred and higher expenses related to licensed games in 2013.

Operating Expenses

•	Product Development Expenses. Product development expenses increased by $46.1 million to $119.9 million for the year ended December 31, 2013, compared to $73.8 million for the year ended December 31, 2012. The increase was primarily because salary and benefits expense increased by $32.0 million to $87.7 million for the year ended December 31, 2013 compared to $55.7 million for the year ended December 31, 2012, due to our hiring of more game engineers, content and license expenses increased by $7.0 million to $14.0 million for the year ended December 31, 2013, compared to $7.0 million for the year ended December 31, 2012, facilities expenses increased by $2.3 million to $6.1 million for the year ended December 31, 2013, compared to $3.8 million for the year ended December 31, 2012, and travel and entertainment expense increased by $1.5 million to $3.6 million for the year ended December 31, 2013, compared to $2.1 million for the year ended December 31, 2012.

•	Sales and Marketing Expenses. Sales and marketing expenses increased by $68.2 million to $128.8 million for the year ended December 31, 2013, compared to $60.6 million for the year ended December 31, 2012. The increase was primarily due to an increase in advertising expense increased by $59.3 million to $101.6 million for the year ended December 31, 2013, compared to $42.3 million for the year ended December 31, 2012 and salary and benefits increased by $7.3 million to $20.6 million for the year ended December 31, 2013 due to the hiring of more sales and marketing professionals, compared to $13.3 million for the year ended December 31, 2012.

•	General and Administrative Expenses. General and administrative expenses increased by $23.7 million to $57.2 million for the year ended December 31, 2013, compared to $33.5 million for the year ended December 31, 2012. The increase was primarily due to increases in salary and benefits expense, which increased by $13.3 million to $30.8 million for the year ended December 31, 2013, compared to $17.5 million for the year ended December 31, 2012 and professional expense, which increased by $7.3 million to $14.1 million for the year ended December 31, 2013, compared to $6.8 million for the year ended December 31, 2012.

•	Goodwill Impairment and Impairment of Intangibles via Acquisitions of Businesses. We did not incur any impairment loss for the year ended December 31, 2013.

Operating Profit. As a result of the foregoing, we had operating profit of $305.5 million for the year ended December 31, 2013, compared to an operating profit of $348.1 million for the year ended December 31, 2012.

Interest Income. For the year ended December 31, 2013 interest income was $28.5 million, compared to $15.9 million for the year ended December 31, 2012. The increase was primarily due to an increase in our average cash balance for the year and increases in interest rates.

Foreign Currency Exchange Loss. For the year ended December 31, 2013, foreign currency exchange loss was $5.9 million, compared to $0.6 million for the year ended December 31, 2012.

Interest Expense. For the year ended December 31, 2013, interest expense was $8.8 million, compared to $2.2 million for the year ended December 31, 2012. The increase was primarily due to an increase in the balance of the bank loans.

Other Income/(Expenses). For the year ended December 31, 2013, other income/(expense) represent other income of $3.6 million, compared to other expense of $ 0.2 million for the year ended December 31, 2012.

Income Tax Expense. Income tax expense was $36.4 million for the year ended December 31, 2013, compared to $67.4 million for the year ended December 31, 2012. The decrease was mainly due to the decrease of statutory income tax rate as our main operating subsidiary obtained a preferential tax rate of 10% for the year ended December 31, 2013, as compared to 15% for the year ended December 31, 2012.

Net Income Attributable to Mezzanine Classified Non-controlling Interest. In accordance with ASC subtopic 480-10, we calculate, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii). For the year ended December 31, 2013, the accretion charge was $17.8 million, compared to $11.2 million for the year ended December 31, 2012.

Net Income Attributable to Changyou.com Limited. As a result of the foregoing, we had net income attributable to Changyou.com Limited of $268.6 million for the year ended December 31, 2013, compared to net income of $282.4 million for the year ended December 31, 2012.

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

Operating Expenses

•	Product Development Expenses. Product development expenses increased by $21.6 million to $73.8 million for the year ended December 31, 2012, compared to $52.2 million for the year ended December 31, 2011. The increase was primarily because salary and benefits expense increased by $16.9 million to $55.7 million for the year ended December 31, 2012 compared to $38.8 million for the year ended December 31, 2011, due to our hiring of more game engineers, content and license expenses increased by $2.1 million to $7.0 million for the year ended December 31, 2012, compared to $4.9 million for the year ended December 31, 2011, facilities expenses increased by $1.0 million to $3.8 million for the year ended December 31, 2012, compared to $2.8 million for the year ended December 31, 2011, and depreciation and amortization expense increased by $1.0 million to $4.0 million for the year ended December 31, 2012, compared to $3.0 million for the year ended December 31, 2011.

•	Sales and Marketing Expenses. Sales and marketing expenses increased by $10.7 million to $60.6 million for the year ended December 31, 2012, compared to $49.9 million for the year ended December 31, 2011. The increase was primarily due to an increase in advertising expense increased by $8.9 million to $42.3 million for the year ended December 31, 2012, compared to $33.4 million for the year ended December 31, 2011, salary and benefits increased by $1.4 million to $13.3 million for the year ended December 31, 2012 due to the hiring of more sales and marketing professionals, compared to $11.9 million for the year ended December 31, 2011, and facilities expense increased by $0.4 million to $1.6 million for the year ended December 31, 2012, compared to $1.2 million for the year ended December 31, 2011

•	General and Administrative Expenses. General and administrative expenses increased by $3.8 million to $33.5 million for the year ended December 31, 2012, compared to $29.7 million for the year ended December 31, 2011. The increase was primarily due to increases in salary and benefits expense, which increased by $2.6 million to $17.5 million for the year ended December 31, 2012, compared to $14.9 million for the year ended December 31, 2011, travelling and entertainment expense, which increased by $0.8 million to $2.2 million for the year ended December 31, 2012, compared to $1.4 million for the year ended December 31, 2011, and professional expense, which increased by $0.3 million to $6.8 million for the year ended December 31, 2012, compared to $6.5 million for the year ended December 31, 2011.

•	Goodwill Impairment and Impairment of Intangibles via Acquisitions of Businesses. We incurred an impairment loss of $2.9 million for the year ended December 31, 2012, which primarily comprised impairment of intangibles via acquisitions of businesses, which were fully impaired, compared to an impairment loss of $5.4 million for the year ended December 31, 2011, which primarily comprised impairment of goodwill in the amount of $5.2 million arising from our acquisition in the cinema advertising business, and impairment of an acquired trade name in the amount of $0.2 million.

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

During 2012 and 2013, we drew down loans from offshore banks in an aggregate amount of $410.3 million, which were secured by an equivalent or greater amount of RMB deposits in onshore branches of those banks, totaling $424.7 million. As of December 31, 2013, $370.0 million of the loan amount carried a floating rate of interest based on the London Inter-Bank Offered Rate and $103.3 million carried a fixed rate of interest.

As of December 31, 2013, we had cash and cash equivalents and short-term investments of approximately $551.3 million. As of December 31, 2012, we had cash and cash equivalents and short-term investments of approximately $418.4 million. Cash equivalents primarily consist of time deposits with maturities of three months or less.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments and capital expenditures over the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	($ in thousands)
Net cash provided by operating activities	276,602	340,436	358,643
Net cash used in investing activities	(316,649)	(314,696)	(322,693)
Net cash provided by financing activities	—	8,739	130,102
Effect of exchange rate changes on cash and cash equivalents	19,431	1,749	15,793

Net (decrease) increase in cash and cash equivalents	(20,616)	36,228	181,845
Cash and cash equivalents at beginning of the year	351,027	330,411	366,639

Cash and cash equivalents at end of the year	330,411	366,639	548,484

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2013 was $358.6 million, which was primarily attributable to the following factors: (i) net income of $286.4 million, (ii) depreciation and amortization of $42.4 million (iii) change in current assets and liabilities of $21.0 million; and (iv) deferred tax expenses of $5.4 million.

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

Investing Activities

For the year ended December 31, 2013, net cash used in investing activities was $322.7 million, which was primarily attributable to purchase of fixed assets of $61.6 million, purchase of intangible assets and other assets of $34.1 million, cash paid in relation to restricted time deposits of $168.6 million and cash paid for business acquisitions (net of cash acquired) of $109.7 million, partially offset by a cash inflow consisting of the proceeds from short-term investments of $51.2 million.

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

Financing Activities

For the year ended December 31, 2013, net cash used in financing activities was $130.1 million, which was primarily due to our receipt of the proceeds of loans from offshore banks of $167.0 million, payment of contingent consideration of $19.7 million, payment of $17.2 million for the repurchases under our share repurchase program.

For the year ended December 31, 2012, net cash provided by financing activities was $8.7 million, which was primarily due to our receipt of the proceeds of loans from offshore banks of $239.4 million, a dividend distribution to our shareholders of $200.9 million, repayment of promissory note of $16.0 million and payment of contingent consideration of $13.1 million.

For the year ended December 31, 2011, no net cash was (used in) provided by financing activities.

Restrictions on Cash Transfers to Us

To fund any cash requirements from time to time, we may need to rely on dividends, loans or advances made by our PRC subsidiaries. We conduct most of our operations in PRC through our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE, which generate most of our operating revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our subsidiaries AmazGame, 7Road Technology, Gamespace and ICE Information have entered into a number of contracts with their corresponding VIEs to provide services to such VIEs in return for cash payments. In order for us to receive any dividends, loans or advances from AmazGame, 7Road Technology, Gamespace and ICE Information, or to distribute any dividends to our shareholders and ADS holders from operating income sources, we will need to rely on these payments made from our VIEs to AmazGame, 7Road Technology, Gamespace and ICE Information. Depending on the nature of services provided by these PRC subsidiaries to their corresponding VIEs, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that a PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

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

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $95.7 million, $34.5 million and $100.3 million, respectively, for the years ended December 31, 2013, 2012 and 2011.

In August 2010, we entered into agreements with a property developer for the purchase of an office building to be built in Beijing at a price of approximately $162.4 million. Under the August 2010 agreements, the purchase price was adjusted based on the actual floor area built, the final unit price agreed to by the parties, and cost adjustments, which were agreed to be approximately $3.2 million, related to changes to the original design of the building. The office building serves as our headquarters and has an area of approximately 56,549 square meters. As of December 31, 2013, we had paid $165.2 million to the property developer.

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

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013 (in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Office rental	36,505	9,607	14,482	12,416
Bandwidth leasing charges	8,420	7,578	842	—
Fees for game development services and in-progress games	24,636	6,498	18,138	—
Expenditures for games with technological feasibility	15,214	9,264	5,950	—
Cinema advertisement slot rights	29,695	1,082	18,444	10,169
Others	396	396	—	—

Total	114,866	34,425	57,856	22,585

Other than the obligations set forth above, we did not have any material capital commitments, long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2013.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March of 2013, the FASB issued guidance on “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In March of 2013, the FASB issued guidance on “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

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

Directors and Executive Officers	Age	Position
Charles Zhang	49	Chairman of the Board of Directors
Tao Wang	38	CEO and Director
Dewen Chen	38	President
Alex Ho (1)	39	Chief Financial Officer
Xiaojian Hong	36	Chief Operating Officer
Wendy Pan	46	Chief Information Officer
Dave De Yang (2)	48	Independent Director
Xiao Chen (2)	50	Independent Director
Charles Chan (2)	60	Independent Director

(1)	Mr. Alex Ho has resigned as our Chief Financial Officer, effective March 4, 2014. Ms. Erin Sheng, currently our finance director, will assume the role of interim chief financial officer following Mr. Ho’s departure. We are in the process of searching for a permanent chief financial officer.
(2)	Member of the audit committee of our Board of Directors.

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

Tao Wang is our CEO and a director. Mr. Wang has over 16 years of experience in the computer game industry in China and was one of the principal founders of our online game business. Prior to our carve-out from Sohu, Mr. Wang served as Sohu’s Vice President of MMORPG business. Mr. Wang joined Sohu in December 2004 and was instrumental in the ramp up of our MMORPG business and played a key role in the success of TLBB. Prior to joining Sohu, Mr. Wang worked at Sina and was the Managing Technology Director for its iGAME development and operations. From 2001 to 2003, Mr. Wang served as the Vice President and Chief Technology Officer of Beijing Tian Ren Interactive Software Technologies Co. Ltd., a PRC games distributor and operator. From 1998 to 2001, Mr. Wang was a project manager at Object Software (Beijing) Limited, one of the pioneer games and multi-media software developers in China, responsible for its PC console games, Internet games and multi-media educational software development. From 1997 to 1998, Mr. Wang worked at Fuzhou Wai Xin Software Technologies Co. Ltd. as a software development engineer. Mr. Wang received a bachelor’s degree in Engineering from Hangzhou Industrial Electronics Institute.

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

Alex Ho is our Chief Financial Officer. Prior to our initial public offering, Mr. Ho was the Senior Finance Director of Sohu, which he joined in January 2005. Prior to joining Sohu, Mr. Ho worked at Arthur Andersen & Co. and PricewaterhouseCoopers in Hong Kong and Beijing, where he was a Senior Manager of Assurance and Business Advisory. With an extensive knowledge of and background in both U.S. and Chinese accounting principles and tax laws, financial management and SEC reporting, Mr. Ho has helped companies through executing mergers and acquisitions in Asia, restructuring businesses, completing the initial public offering process for international markets, as well as compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Mr. Ho received a bachelor’s degree in Finance and Accounting from the University of Hong Kong and an EMBA degree from Tsinghua University. Mr. Ho is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

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

Wendy Pan is our Chief Information Officer. Ms. Pan joined us in January 2013 and is primarily responsible for leading the development of our operational performance management system and managing the implementation of our business strategies. Prior to joining us, from 1997 to 2012, Ms. Pan worked as a senior executive at Huawei Technology Co., Ltd., where she was mainly responsible for managing the execution of Huawei’s strategies in certain areas and for project management, as well as leading teams on transformational projects that included the implementation of IPD (integrated product development) and IFS (integrated financial services). She has experience in strategic decoding and planning and played a leading role in designing and implementing construction management systems. Prior to joining Huawei Technology Co., Ltd., Ms. Pan worked as a development engineer and a factory branch director in the Sichuan Posts and Telecommunications Equipment Factory from 1989 to 1997. Ms. Pan received her bachelor’s degree in automatic control from Haerbin College of Shipbuilding Engineering in 1989.

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

Dr. Xiao Chen has served as an independent director and a member of our audit committee since August 2012. Dr. Chen is a professor in the Department of Accounting of the School of Economics and Management at Tsinghua University. For the past 15 years, he has been teaching and conducting academic research in the fields of accounting and taxation at Tsinghua University. He is a board member of the China Accounting Society and the China International Taxation Society. Since August 2007, Dr. Chen has served on the board of directors and as the chairman of the audit committee of Noah Education Holdings Ltd, a public company listed on the New York Stock Exchange. Since 2011, he has also served as an independent director of China First Chemical Holdings Ltd, a company listed on Hong Kong Stock Exchange. Prior to 2012, he served as an independent director of five public companies listed on the Shanghai and Shenzhen Stock Exchanges. Dr. Chen received a bachelor’s degree in engineering from the Wuhan Institute of Chemical Engineering in 1983, a master’s degree in management from the University of Science and Technology of China in 1989, and a Ph.D. in economics from Tulane University in 1996.

Mr. Charles Chan has served as an independent director and a member of our audit committee since September 2013. Mr. Chan joined Arthur Andersen Canada in 1977 and was admitted to the AA Worldwide Partnership in 1988. Transferred to Arthur Andersen Hong Kong/China in 1994, Mr. Chan was Head of Audit and Business Advisory Service for Greater China. After Arthur Andersen merged with PricewaterhouseCoopers, or PwC, in 2002, Mr. Chan assumed management positions at PwC, including as a partner and as a member of various committees. Mr. Chan qualified as a Chartered Accountant in Canada in 1980 and as a Certified Public Accountant in Hong Kong in 1995.He has extensive experience in serving major clients listed in various major capital markets through the IPO process, conducting annual audits, providing business advice with respect to M&A activities and various types of capital and debt financing transactions. Mr. Chan has served as a member of professional, government and regulatory committees, including the Hong Kong Stock Exchange Listing Committee, the Selection Committee for the first Legislative Council of the Hong Kong SAR and the Hong Kong Society of Certified Public Accountants. For the Hong Kong Society of Certified Public Accountants, he served as a member of its council, accounting standards committee and auditing standards committee, and was chairman of its China technical committee. Mr. Chan retired from PwC on June 30, 2012.

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid an aggregate of approximately $9.1 million in cash compensation to our executive officers. We paid an aggregate of $0.2 million in cash compensation to our non-executive directors other than Dr. Charles Zhang. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Conversion Cash Bonus Plan

On July 10, 2012, 7Road adopted the 7Road 2012 Share Incentive Plan, which initially provided for the issuance of up to 5,100,000 Class A ordinary shares of 7Road (amounting to 5.1% of the then outstanding 7Road shares on a fully-diluted basis) to selected directors, officers, employees, consultants and advisors of 7Road. On November 2, 2012, the number of Class A ordinary shares available for issuance under the 7Road 2012 Share Incentive Plan was increased to 15,100,000 shares

In July 2012, 7Road granted restricted share units settleable upon vesting by the issuance of an aggregate of 2,546,250 Class A ordinary shares of 7Road, with vesting in installments of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of the grant date and vesting subject to the additional conditions that 7Road complete a firm commitment underwritten initial public offering of its Class A ordinary shares resulting in a listing on an internationally recognized exchange and all underwriters’ lockup periods applicable to such offering expire.

On June 28, 2013, 7Road’s Board of Directors approved the cancellation of the 7Road 2012 Share Incentive Plan. 7Road concurrently offered to a total of 42 7Road employees holding an aggregate of 2,223,750 restricted share units which had been granted under the 7Road 2012 Share Incentive Plan the right to exchange their restricted share units for, at each employee’s election, in each case subject to the employee’s continued employment by 7Road, either (i) the right to a cash payment of up to an aggregate of $2.90 per restricted share unit exchanged, vesting and payable at the rate of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of July 18, 2012, which is the date when the surrendered restricted share units were granted under the 7Road 2012 Share Incentive Plan, or (ii) the right to receive an annual cash bonus, over a seven-year period commencing July 1, 2013, based on adjusted annual cumulative net income of 7Road. All restricted share units held by these 42 holders under the 7Road 2012 Share Incentive Plan as of June 28, 2013 were included in this exchange program.

Employee Incentive Plans

On February 8, 2014, our Board of Directors approved three new employee incentive plans with terms of 10 years, under which we may pay compensation to employees based on our profits, or the profits of specified projects.

Eligible employees will receive a cash award from the plans as a bonus based on the number of employee incentive instruments they hold in the plans. Under each of two of the plans, we will distribute to eligible employees who participate in the plans up to 5% of our annual adjusted net profits. Combined, these two plans will distribute up to 10% of our annual adjusted net profits. The third employee incentive plan is structured to allow eligible employees on a specified project to receive up to 20% of the adjusted net profits of the specified project.

Eligible employees will participate in these plans by paying an amount to purchase instruments that will entitle them, while they are employed by us, to receive annual compensation under the plan. After fulfilling certain conditions, employees will be entitled to sell their instruments to other employees at any time during their employment with us at a negotiated price or sell their instruments back to us, subject to certain conditions, at the principal amount when they leave the company.

The Company’s management believes the implementation of these plans will grant these employees a sense of ownership in the Company and encourage an entrepreneurial spirit, as well as provide additional incentive to participating employees to work toward strong results within their areas of responsibility.

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

As of December 31, 2013, we had granted the following restricted shares and restricted share units to our directors and executive officers pursuant to our 2008 Share Incentive Plan.

Directors and Executive Officers	Restricted Shares and Restricted Share Units		Date of Grant	End of Vesting Period
Tao Wang	8,000,000	(1)	January 15, 2009	February 1, 2012
Dewen Chen	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April 21, 2013
Alex Ho		*(2)	January 15, 2009	February 1, 2012
		*(3)	April 21, 2009	April 21, 2013
Xiaojian Hong	750,000	(2)	January 15, 2009	February 1, 2012
	500,000	(3)	April 21, 2009	April 21, 2013
Wendy Pan		*(3)	January 7, 2013	January 7, 2013

(1)	Class B restricted shares. As of December 31, 2013, 8,000,000 of such Class B restricted shares have become vested and are no longer subject to forfeiture.
(2)	Restricted share units settleable in Class B ordinary shares, which have vested and are no longer subject to forfeiture.
(3)	Restricted share units settleable in Class A ordinary shares, which have vested and are no longer subject to forfeiture.
*	Less than 1% of our total outstanding voting securities.

Board of Directors

Our Board of Directors currently consists of Dr. Charles Zhang, Tao Wang, Dave De Yang, Xiao Chen and Charles Chan. Our directors are elected by the holders of our ordinary shares and will hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our memorandum and articles of association. Baoquan Zhang, who had been a member of our board of directors since April 2009, did not stand for re-election at our annual general meeting of shareholders held in September 2013 and Charles Chan was elected as a director by our shareholders at the meeting. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

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

Committees of the Board of Directors

Audit Committee. Our audit committee currently consists of Dave De Yang, Xiao Chen and Charles Chan. Dr Baoquan Zhang, who had been a member of our audit committee since April 2009, ceased to be a director and a member of our audit committee in September 2013 after his term expired and Mr. Chan, after his election as a director, was appointed by our board of directors to be a member of our audit committee to fill the vacancy created by Mr. Zhang’s departure. Our Board of Directors has determined that Dave De Yang, Xiao Chen and Charles Chan satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 5605 of the NASDAQ Listing Rules. In addition, our Board of Directors has determined that Dave De Yang meets the criteria of an audit committee financial expert as set forth under the applicable SEC rules and Rule 5605(c)(2) of the NASDAQ Listing Rules. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our board, and will be posted on our Website at www.changyou.com. The audit committee is responsible for, among other things:

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

Employees

As of December 31, 2011, 2012, and 2013, we had 3,297, 4,414 and 6,106 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2013:

	As of December 31, 2013
	Number	Percentage
Product development	3,139	51.4%
Game operations(1)	953	15.6%
Sales and marketing	857	14.0%
Customer service	237	3.9%
General and administration	920	15.1%

Total	6,106	100%

(1)	Includes technical support employees.

In addition, as of December 31, 2013, we had 109 part-time employees. None of our employees are represented by a labor union. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 21, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Charles Zhang		*		*
Tao Wang(2)	14,040,000		13.3%
Dewen Chen		*		*
Alex Ho		*		*
Xiaojian Hong		*		*
Wendy Pan		*		*
Dave De Yang	—		—
Xiao Chen	—		—
Charles Chan	—		—
Principal Shareholder:
Sohu.com (Game) Ltd.(3)	71,750,000		67.9%
Prominence Investments Ltd.(2)	14,040,000		13.3%

*	Less than 1% of our total outstanding voting securities.
(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units that will vest within 60 days after February 28, 2014. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

(2)	Consists of 12,240,000 Class B ordinary shares and 1,800,000 Class A ordinary shares held of record by Prominence. Prominence is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our CEO, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore. All of the shares beneficially held by Mr. Wang were vested as of the date of this annual report. The 12,240,000 Class B ordinary shares and 1,800,000 Class A ordinary shares held of record by Prominence represent approximately 14.6% of the voting power of all issued and outstanding ordinary shares of Changyou.
(3)	Consists of 1,500,000 Class A ordinary shares, which are represented by 750,000 ADSs, and 70,250,000 Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112 , Cayman Islands. The Class A ordinary shares (represented by ADSs) and the Class B ordinary shares held by Sohu.com (Game) Ltd. collectively represent approximately 83.0% of the voting power of all issued and outstanding ordinary shares of Changyou.

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

All of 23,202,686 Class A ordinary shares issued and outstanding as of February 21, 2014, or approximately 22.0% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of February 21, 2014, Sohu held approximately 67.9% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 83.0% of the total voting power in Changyou. As of December 31, 2013, Sohu continues to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with our VIEs and their Shareholders

PRC law currently restricts foreign ownership of online game businesses. To comply with PRC law, we conduct a significant part of our game operations and distribution businesses and the 17173 Business through contractual arrangements between our PRC subsidiaries AmazGame, 7Road Technology, Gamespace and ICE Information and their corresponding VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE and their respective shareholders. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our Chief Executive Officer, and 40% by Dewen Chen, our President. The equity interests in Shenzhen 7Road are owned 100% by our VIE Gamease, which is a PRC company. The equity interests in Shanghai ICE are owned by Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. The following is a summary of the agreements currently in effect:

Contractual Arrangements with Gamease and its Shareholders

•	Loan Agreements, between AmazGame and Gamease shareholders. These loan agreements provide for loans of $906,000 to Tao Wang and of $604,000 to Dewen Chen for them to make contributions to the registered capital of Gamease in exchange for the 60% and 40% equity interests, respectively, in Gamease. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame of their respective equity interests in Gamease.

•	Equity Interest Purchase Right Agreements, among AmazGame, Gamease and Gamease shareholders. Pursuant to these agreements, AmazGame and any third party designated by AmazGame have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Tao Wang or Dewen Chen, as the case may be, all or any part of his or her equity interests in Gamease at a purchase price equal to their initial contributions to the registered capital of Gamease or the respective proportion of such initial contribution in the case of a partial purchase of such equity interests in Gamease.

•	Equity Pledge Agreements, among AmazGame, Gamease and the shareholders of Gamease. Pursuant to these agreements, Tao Wang and Dewen Chen pledged to AmazGame their equity interests in Gamease to secure the performance of their respective obligations and Gamease’s obligations under the various VIE-related agreements. If any of the shareholders of Gamease breaches his or her respective obligations under any VIE-related agreements (Gamease’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their respective obligations), including the Equity Pledge Agreement, AmazGame is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all the rights such shareholder has as a shareholder of Gamease.

•	Business Operation Agreement, among AmazGame, Gamease and the shareholders of Gamease. This agreement sets forth the rights of AmazGame to control the actions of the shareholders of Gamease.

•	Powers of Attorney, executed by the shareholders of Gamease in favor of AmazGame. These powers of attorney give AmazGame the exclusive right to appoint nominees to act on behalf of each of the two Gamease shareholders in connection with all actions to be taken by Gamease.

•	Technology Support and Utilization Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame has the exclusive right to provide certain product development and application services and technology support to Gamease for a fee equal to a predetermined percentage of Gamease’s revenues.

•	Services and Maintenance Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame provides marketing, staffing, business operation and maintenance services to Gamease in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Contractual Arrangements with Shenzhen 7Road and its Sole Shareholder Gamease

•	Amended and restated equity interest purchase right agreement among 7Road Technology, Shenzhen 7Road and Gamease, which is Shenzhen 7Road’s sole shareholder. Under this agreement, 7Road Technology and any third-party designated by 7Road Technology have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Gamease all or any part of its shares in Shenzhen 7Road at a nominal purchase price. This agreement has a term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable by 7Road Technology by notice to the other parties at any time when, under PRC law as then in effect, 7Road Technology cannot exercise its purchase right, and is also terminable if Shenzhen 7Road’s or 7Road’s existence is terminated, by mutual agreement of the parties or upon the written request of 7Road Technology. Neither Gamease nor Shenzhen 7Road has any power to terminate the agreement.

•	Amended and Restated Equity Interest Pledge Agreement among 7Road Technology, Shenzhen 7Road and Gamease. Under this agreement, Gamease agreed to pledge to 7Road Technology Gamease’s equity interests in Shenzhen 7Road to secure the performance of Gamease’s obligations and Shenzhen 7Road’s obligations under the various VIE-related agreements. If Gamease or Shenzhen 7Road breaches its obligations under any VIE-related agreements, 7Road Technology is entitled to exercise its rights as the beneficiary under the Equity Interest Pledge Agreements. This agreement terminates only after all of the obligations of Gamease and/or of Shenzhen 7Road under the various VIE-related agreements are no longer in effect.

•	Amended and Restated Business Operation Agreement among 7Road Technology, Shenzhen 7Road and Gamease. This agreement grants to 7Road Technology the right to control the actions of Shenzhen 7Road and to control the actions of Gamease in its capacity as the sole shareholder of Shenzhen 7Road. This agreement has an initial term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable early if the existence of Shenzhen 7Road or 7Road Technology is terminated, or upon 30 days’ advance written notice of 7Road Technology to Shenzhen 7Road.

•	Power of Attorney executed by Gamease in favor of 7Road Technology. This power of attorney gives 7Road Technology the exclusive right to appoint designees to act on behalf of Gamease in connection with all actions to be taken by Shenzhen 7Road requiring shareholder approval.

•	Technology Development and Utilization Service Agreement between 7Road Technology and Shenzhen 7Road. Under this agreement, 7Road Technology has the exclusive right to provide product development and application services and technology support to Shenzhen 7Road for a fee based on Shenzhen 7Road’s revenues, that is not less than a majority of Shenzhen 7Road revenues for the contract period. The fee can be adjusted by 7Road Technology at any time in its sole discretion. This agreement will terminate if the existence of 7Road Technology or Shenzhen 7Road is terminated, by mutual agreement of the parties or upon failure to perform due to a force majeure event.

•	Services and Maintenance Agreement between 7Road Technology and Shenzhen 7Road. Pursuant to this agreement, 7Road Technology provides marketing and maintenance services to Shenzhen 7Road in exchange for a fee equal to the cost of providing such services plus a predetermined margin. This agreement will terminate if the existence of 7Road Technology or Shenzhen 7Road is terminated, by mutual agreement of the parties or upon failure to perform due to a force majeure event.

Contractual Arrangements with Guanyou Gamespace and its Shareholders

•	Loan Agreements, between Gamespace and Guanyou Gamespace shareholders. These loan agreements provide for loans of $906,000 to Tao Wang and of $604,000 to the Dewen Chen for them to make contributions to the registered capital of Guanyou Gamespace in exchange for the 60% and 40% equity interests, respectively, in Guanyou Gamespace. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to Gamespace of their respective equity interests in Guanyou Gamespace.

•	Equity Interest Purchase Right Agreements, among Gamespace, Guanyou Gamespace and Guanyou Gamespace’s shareholders. Pursuant to these agreements, Gamespace and any third party designated by Guanyou have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Tao Wang or Dewen Chen, as the case may be, all or any part of his or her equity interests in Guanyou Gamespace at a purchase price equal to their initial contributions to the registered capital of Guanyou Gamespace or the respective proportion of such initial contribution in the case of a partial purchase of such equity interests in Guanyou Gamespace.

•	Equity Pledge Agreements, among Gamespace, Guanyou Gamespace and the shareholders of Guanyou Gamespace. Pursuant to these agreements, Tao Wang and Dewen Chen pledged to Gamespace their equity interests in Guanyou Gamespace to secure the performance of their respective obligations and Guanyou Gamespace’s obligations under the various VIE-related agreements. If any of the shareholders of Guanyou Gamespace breaches his or her respective obligations under any VIE-related agreements (Guanyou Gamespace’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their respective obligations), including the Equity Pledge Agreement, Gamespace is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all the rights such shareholder has as a shareholder of Guanyou Gamespace.

•	Business Operation Agreement, among Gamespace, Guanyou Gamespace and the shareholders of Guanyou Gamespace. This agreement sets forth the rights of Gamespace to control the actions of the shareholders of Guanyou Gamespace.

•	Powers of Attorney, executed by the shareholders of Guanyou Gamespace in favor of Gamespace. These powers of attorney give Gamespace the exclusive right to appoint nominees to act on behalf of each of the two Guanyou Gamespace shareholders in connection with all actions to be taken by Guanyou Gamespace.

•	Technology Support and Utilization Agreement, between Gamespace and Guanyou Gamespace. Pursuant to this agreement, Gamespace has the exclusive right to provide certain product development and application services and technology support to Guanyou Gamespace for a fee equal to a predetermined percentage of Guanyou Gamespace’s revenues.

•	Services and Maintenance Agreement, between Gamespace and Guanyou Gamespace. Pursuant to this agreement, Gamespace provides marketing, staffing, business operation and maintenance services to Guanyou Gamespace in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Contractual Arrangements with Shanghai ICE and its Shareholders

•	Exclusive Business Cooperation Agreement, between ICE Information and Shanghai ICE. This agreement sets forth the exclusive right of ICE Information to provide business support and technical services to Shanghai ICE.

•	Exclusive Technology Consulting and Service Agreement, between ICE Information and Shanghai ICE. Provides to ICE Information the exclusive right to provide technical consultation and other related services to Shanghai ICE in exchange for a fee equal to the balance of Shanghai ICE’s gross income after deduction of related costs and expenses.

•	Business Operation Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. This agreement sets forth the right of ICE Information to control the actions of the shareholders of Shanghai ICE.

•	Call Option Agreement, among ICE Information, Shanghai ICE and Shanghai ICE shareholders. Provides to ICE Information and any third party designated by ICE Information the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from the shareholders all or any part of their shares in Shanghai ICE or purchase from Shanghai ICE all or part of its assets or business at the lowest purchase price permissible under PRC law. The agreement further provides that Shanghai ICE or its shareholders will transfer back to ICE Information any such purchase price they have received from ICE Information, upon the request of ICE Information, as and to the extent allowed under PRC law.

•	Share Pledge Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. Pledge by the shareholders to ICE Information of their equity interests in Shanghai ICE, to secure the performance of their obligations and Shanghai ICE’s obligations under the various VIE-related agreements. If Shanghai ICE or any of the shareholders of Shanghai ICE breaches its, his or her obligations under any VIE-related agreements, ICE Information is entitled to exercise its rights as pledgee of the equity interests.

Transactions and Agreements with Sohu in connection with the carve-out of our MMOG Business from Sohu

Expenses charged from Sohu for sales and marketing services and certain other services in connection with our business amounted to $13.4 million, $14.0 million and $6.0 million, respectively, for the years ended December 31, 2013, 2012 and 2011. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate general administrative expenses allocated from Sohu were $12,000, $27,000 and $1.5 million, respectively, for the years ended December 31, 2013, 2012 and 2011.

During the years from 2009 to 2013, we continued to use the Sohu logo, to purchase banner advertisements from Sohu, and, before our acquisition of the 17173 Business from Sohu on December 15, 2011, to pay Sohu to include advertisements for and links to our MMOGs on the 17173.com Website. For each of such banner advertisement and link placements, we paid Sohu at the same rates as Sohu charges third parties for such placements. We also used Sohu’s PEAK online billing system and used Sohu to provide links to our MMOG Website on Sohu.com’s main Website, for which we paid Sohu at a rate comparable to the rates charged by third-party providers for similar services and placements. In 2014, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our Board of Directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with the NASDAQ Listing Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee is required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

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

Amounts Due to/from Sohu

Intercompany receivables from Sohu, arising mainly from customer advances collected by Sohu on our behalf, were $0.4 million and $0.5 million, respectively, as of December 31, 2013 and 2012. Prepaid expenses and non-current assets recorded in relation to services and advertising agreements we entered into with Sohu were $10.4 million as of December 31, 2013, compared to $20.2 million as of December 31, 2012. These balances are interest free and settleable on demand, and are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts that would be charged to third parties.

Amounts Due to/from Chong Qing Zhong Ying Jin Dian Cinema Co., Ltd and Shi Dai Jin Dian Cinema Investing Co., Ltd (“Jin Dian”)

Intercompany payables to Jin Dian, arising mainly from our purchasing exclusive rights to place advertisements in pre-film screening cinema advertising slots in Jin Dian’s movie theatres, were $3.1 million as of September 27, 2013, compared to $4.2 million as of December 31, 2012. Jin Dian is controlled by Mr. Baoquan Zhang, who was a member of our Board of Directors until his resignation on September 27, 2013. Jin Dian was no longer considered to be our related party after Mr. Zhang’s resignation.

Amounts Due to/from Shenzhen Zhou You Network Technology Ltd (“Zhou You”)

In January 2010, AmazGame acquired 30% of the equity interests in Zhou You and we have significant influence over Zhou You. As of December 31, 2013, intercompany payables to Zhou You were $0.3 million, arising mainly from royalty fees paid to Zhou You for a licensed game, compared to $0.3 million as of December 31, 2012.

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

Dividend Policy

In 2011 and 2013, we did not declare or pay any dividends. In August 2012, our Board of Directors declared a special one-time cash dividend of $1.90 per Class A ordinary shares or Class B ordinary share, or $3.80 per ADS (each representing two Class A ordinary shares). The total amount of the special cash dividend was approximately $200.9 million. In order to expedite the payment of the special cash dividend, we financed the payment through loans from offshore banks which are secured by an equivalent amount of RMB-denominated onshore bank deposits of our subsidiaries in China. The dividend was paid to our shareholders on September 21, 2012.

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

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009.

The following table provides the high and low reported sale prices for our ADSs on the NASDAQ Global Select Market for (1) each quarter in the two most recent fiscal years, (2) the last five months in the two most recent fiscal years and (3) the most recent quarters.

	Trading Price ($)
	High	Low
2012
Full Year	29.52	17.00
First Quarter	29.52	21.77
Second Quarter	28.87	20.12
Third Quarter	27.74	17.00
Fourth Quarter	27.32	22.49
2013
Full Year	41.64	26.52
First Quarter	32.90	26.64
Second Quarter	32.49	27.07
Third Quarter	36.67	27.72
Fourth Quarter	41.64	26.52
August	33.55	27.72
September	36.67	28.21
October	41.64	27.51
November	29.98	26.52
December	32.09	27.34
2014
January	34.32	28.60
February (through February 21, 2014)	30.60	25.00

ITEM 10.	ADDITIONAL INFORMATION

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

Differences in Corporate Law - Mergers and Similar Arrangements

Set forth below is a summary of the significant differences between the provisions of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”) regarding mergers and similar arrangements that are applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Under the laws of the Cayman Islands, two or more companies may merge or consolidate in accordance with Part XVI of the Companies Law. Merger means the merging of two or more constituent companies into a sole remaining constituent company or surviving company and the vesting of the undertaking, property and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”). The Plan must contain certain prescribed information including the effective date of the merger or consolidation; the basis of cancelling the shares in a constituent company in exchange for the relevant consideration or converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of association of the surviving company in a merger or the proposed new memorandum and articles of association of the consolidated company in a consolidation; and details of all secured creditors.

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

The Plan must be filed with the Registrar of Companies together with supporting documents including a declaration (a) of solvency (debts as they fall due); (b) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (c) of the assets and liabilities of each constituent company; (d) that no proceedings are outstanding and that no order has been made or resolution passed to wind up a constituent company or to appoint a receiver, trustee or administrator in any jurisdiction; (e) that no scheme, order, compromise or arrangement has been made in any jurisdiction whereby the rights of creditors have been suspended or restricted and an undertaking that a copy of the certificate of merger or consolidation will be given to members and creditors of the constituent company and notification of the merger or consolidation will be published in the Cayman Islands Gazette.

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

The following procedure will otherwise apply:

•	The dissenting shareholder must give written notice of objection (“notice of objection”) to the constituent company before the vote to approve the merger or consolidation.

•	Within 20 days of the vote approving the merger or consolidation the constituent company must give written notice of the approval (“approval notice”) to all dissenting shareholders who served a notice of objection.

•	Within 20 days (“dissent period”) of the approval notice a dissenting shareholder must give a written notice of dissent (“notice of dissent”) to the constituent company demanding payment of the fair value of his shares.

•	Within 7 days of the expiry of the dissent period or within 7 days of the date on which the plan of merger or consolidation is filed with the Registrar of Companies (whichever is later) the constituent company, surviving company or consolidated company must make a written offer (“fair value offer”), to each dissenting shareholder to purchase their shares at a price determined by the company to be their fair value.

•	If the company and the dissenting shareholders fail to agree the price within 30 days of the fair value offer (“negotiation period”), then within 20 days of the expiry of the negotiation period the company must apply to the Grand Court of the Cayman Islands to determine the fair value of the shares held by all dissenting shareholders who have served a notice of dissent and who have not agreed the fair value with the company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the scheme of arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose by order of the Grand Court of the Cayman Islands. The arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man acting in respect of his interest in the relevant class; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made for all the shares or all the shares of a particular class and accepted by holders of 90% of the shares which are the subject of the offer within four months of the date of the offer, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer their shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or breach of the Companies Law.

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

Purchase of Office Building

On August 23, 2010, we entered into an agreement with a property developer to purchase an office building to be built in Beijing at a price of approximately $162.4 million to serve as our headquarters. The agreement provides for the developer to start construction in the first half of 2011, subject to necessary permits’ being obtained, and specifies that the developer was expected to complete construction and deliver the building to us by the end of 2012. The agreement states that building was expected to have an office and ancillary area of approximately 56,200 square meters. Since the area of the premises had not been pre-measured at the time of the signing of the Agreement, the area and the price contained in the agreement were estimates. The developer obtained an advance sale permit for the project in December 2011, which under PRC law allows the developer to sell the building to us in advance, before construction is completed. We then entered into an advance sale contract with respect to the purchase, specifying that the building was expected to have an area of approximately 56,549 square meters and that we were expected to pay up to 90% of the total purchase price to the developer upon the developer’s certifying completion of the building. Under the August 23, 2010 agreement and the advance sale contract, the remaining balance of the purchase price is to be adjusted based on the actual floor area built, the final unit price agreed to by the parties and cost adjustments, which have been agreed to be approximately $3.2 million, related to changes to the original design of the building. The developer certified completion of the building in January 2013. We had paid $165.2 million through December 31, 2013 pursuant to the August 23, 2010 agreement and the advance sale contract. Depreciation of the building commenced in January 2014.

Amended and Restated Market Services Agreement with Sohu

Please refer to “Related Party Transactions—Transactions and Agreements with Sohu in connection with the carve-out of our MMORPG Business from Sohu” in Item 7 of this annual report.

7Road Transactions

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

Acquisition Framework Agreement

On May 1, 2013, we entered into an Acquisition Framework Agreement pursuant which we acquired all of the ordinary shares of 7Road Cayman held by the non-controlling shareholders and through our VIE Gamease, all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease, for aggregate cash consideration of approximately $78 million. Effective with our entering into the agreement, Mr. Dewen Chen, Changyou’s President, was appointed as the Chairman and Chief Executive Officer of 7Road. As a result of the acquisition, which was completed on June 5, 2013, 7Road became our indirect wholly-owned subsidiary and our VIE Gamease became the sole shareholder of our VIE Shenzhen 7Road. Also effective upon the closing of the acquisition, the former non-controlling shareholders’ existing non-compete covenants with us were terminated, and an agreement took effect under which the former non-controlling shareholders agreed, for a period of two years after the closing, to not solicit or hire existing employees of 7Road.

Transaction Agreements with Kalends Group

Investment Agreement

On November 19, 2013, we, through our indirect wholly-owned subsidiary Heroic, entered into an investment agreement with the Kalends Group. See “Information on the Company—History and Development of the Company” in Item 4 of this annual report.

Shareholder Agreement

In connection with the investment agreement, Heroic, the Kalends Group and TalkTalk entered into a shareholder agreement, effective upon the closing under the investment agreement on December 24, 2013, pursuant to which we will have the right to designate three of the five directors of TalkTalk, including the chairman of the board, and we will have customary rights of first refusal with respect to proposed transfers of equity interests in TalkTalk by the Kalends Group. The shareholder agreement also specifies that if TalkTalk fails to achieve specified performance milestones for the month of December 2014, then the Kalends Group, any key employees of TalkTalk who hold equity interests in TalkTalk, and, under certain circumstances, TalkTalk will be required to issue to us, without consideration, equity interests in TalkTalk in amounts sufficient to cause our equity interest to increase to 70% on a fully-diluted basis.

Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 0.25% appreciation of the RMB against the U.S. dollar by the end of 2013. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands and hold our equity interests in AmazGame, 7Road Technology, Gamespace, ICE Information and Changyou Raidcall, our PRC subsidiaries, indirectly through Changyou HK, 7Road HK and ICE HK, our Hong Kong subsidiaries. A significant portion of our business operations are conducted by these PRC subsidiaries through our VIEs Gamease, Shenzhen 7Road, Guanyou Gamespace and Shanghai ICE. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the China-HK Tax Arrangement, such dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and owns at least 25% of equity interests in the PRC company distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the SAT issued Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 Circular provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to withholding tax at the usual CIT Law rate of 10%.

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

The tax treatment of a partner in a partnership or other entity taxable as a partnership that holds ADSs or Class A ordinary shares, depends on the partner’s status and the activities of the partnership. U.S. holders that hold their ADSs or Class A ordinary shares through a partnership, limited liability company, or other entity taxable as a partnership should consult their tax advisers regarding their tax treatment.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. Holders of ADSs will be treated as the holders of the underlying Class A ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits of Class A ordinary shares in return for ADSs representing those shares, and surrender of ADSs in return for the underlying Class A ordinary shares, will not be subject to United States federal income tax.

Taxation of Dividends and Other Distributions on ADSs or Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to a U.S. holder with respect to ADSs or Class A ordinary shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the Class A ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A ordinary shares) and thereafter as capital gain. U.S holders should note that we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. holder should expect that a distribution generally will be reported as a dividend even if that distribution should be treated as a non-taxable return of capital or as capital gain under the rules described above. Further, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. holders, including individual U.S. holders, dividends may be taxed at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a passive foreign investment company with respect to the U.S. holder (as discussed below) for our taxable year in which the dividend was paid and we were not a passive foreign investment company in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs currently are) on the NASDAQ Global Select Market. U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. For foreign tax credit purposes, dividends paid on our Class A ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and the U.S. holder’s tax basis in the ADS or Class A ordinary share. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADS or Class A ordinary share for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as United States source income (or loss, in the case of losses, subject to certain limitations).

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

Passive Foreign Investment Company

We believe that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending November 30, 2013. Our expectation is based on our current and anticipated operations and composition of our earnings and assets for the 2013 taxable year, including the current and expected valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we currently hold, and expect to continue to hold a substantial amount of cash, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), our PFIC status may depend in large part on the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, this could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and PRC Law and Regulations—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For the purposes of this determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change.

If we are a PFIC for any taxable year during which a U.S. holder holds ADSs or Class A ordinary shares, such U.S. holder will be subject to special tax rules with respect to any “excess distribution” that such U.S. holder receives and any gain that such U.S. holder realizes from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless the holder makes a “mark-to-market” election as discussed below. For purpose of these special rules, if we are a PFIC for any year during which a U.S. holder holds ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds ADSs or Class A ordinary shares. Under certain attribution rules, if we are a PFIC, a U.S. holder will be deemed to own such U.S. holder’s proportionate share of any subsidiaries or other entities that are PFICs in which we hold (directly or indirectly through other PFICs) an equity interest (“subsidiary PFICs”), and will generally be treated for purposes of the PFIC rules as if such U.S. holder directly held the shares of such subsidiary PFICs.

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

A third alternative taxation regime which may be available to some U.S. investors in PFICs, known as “qualified electing fund” (QEF) treatment, will not be available to U.S. holders of our ADSs or Class A ordinary shares. This is because QEF treatment requires the PFIC to supply annually certain information to U.S. holders of ADSs or Class A ordinary shares, and we will not be supplying such information.

A U.S. holder of ADSs or Class A ordinary shares in any year in which we are a PFIC will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or Class A ordinary shares and any gain realized on the disposition of the ADSs or Class A ordinary shares. In addition, if we are a PFIC for a taxable year in which we pay a dividend, or for the prior taxable year, the lower rate on “qualified dividend income” discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

U.S. holders and prospective holders of our ADSs are urged to consult their tax advisors regarding the application of the PFIC rules to an investment in ADSs or Class A ordinary shares.

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

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2013 were $737.9 million and our total assets as of December 31, 2013 were $1.6 billion, representing revenues of RMB 4.6 billion and total assets of RMB 9.7 billion at the noon buying rate of RMB 6.0969 to $1.00 on December 31, 2013. If the value of the RMB were to depreciate by approximately 10% to RMB 6.7066 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $670.8 million and $1.4 billion, respectively. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have an adverse effect on our shareholders’ investment.” in Item 3.

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

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2013, which consisted of cash and cash equivalents, restricted time deposits, accounts receivable, short term investments, prepaid and other current assets, short-term bank loans, other current liabilities, long-term accounts payables, long-term bank loans and long-term contingent consideration. The book value of those financial instruments approximated their fair value.

	Denominated in
	US$	RMB	Others	Total
	(in thousands)
Cash and cash equivalents	$99,292	$440,697	$8,495	$548,484
Restricted time deposits	—	424,674	—	424,674
Accounts receivable, net	1,359	34,280	357	35,996
Short-term investments	—	2,827	—	2,827
Prepaid and other current assets	722	63,103	632	64,457
Short-term bank loans	307,000	103,331	—	410,331
Other current liabilities	4,770	227,234	6,613	238,617
Long-term accounts payable	—	6,252	—	6,252

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 2.6% and 5.4% in 2013, 2012 and 2011, respectively. If inflation rises, it may materially and adversely affect our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

During 2013, we drew down loans from the offshore branches of certain banks, which were secured by an equivalent or greater amount of RMB deposits by us in the onshore branches of such banks. As of December 31, 2013, the total amount of the loans was $410.3 million, of which $307.0 million carried a floating rate of interest based on the London Inter-Bank Offered Rate, or LIBOR, and $103.3 million carried a fixed rate of interest. The fair value of our fixed interest rate loans will fluctuate with movements of market interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. Based upon the prevailing interest rates in the market, the fair value of our loans was $410.3 million at December 31, 2013.

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

Pursuant to an agreement dated April 1, 2009, as amended in June 4, 2010, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May of each of 2009, 2010 ,2011, 2012 and 2013 for our expenses, including investor relations expenses, legal fees, accounting fees, NASDAQ listing application and listing fees and related expenses, of $1,087,000, $6,000, $9,000, $6,000 and $6,000, respectively, which is net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

As of December 31, 2013, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated below.

	For the year ended December 31,
	2012	2013
	US$	US$
	(in thousands)
Audit fees(1)	$1,562	$1,977
Audit related fees(2)	719	65
Tax fees(3)	630	835
All other fees	2	131

Total	$2,913	$3,008

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP before that firm is retained for such services. The pre-approval procedures are as follows:

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

On July 29, 2013, we announced that our board of directors had authorized a share repurchase program of up to US$100 million of our outstanding American depositary shares, or ADSs, over a two-year period from July 27, 2013 to July 26, 2015. The ADSs may be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management will determine the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of our ADSs and other factors. The purchase program may be suspended or discontinued at any time. As of December 31, 2013, we had repurchased an aggregate of 590,500 ADSs, representing 1,181,000 Class A ordinary shares, for an aggregate purchase price of $17.25 million (equivalent to an average price of $29.2 per ADS, or $14.6 per Class A ordinary share). All ADSs repurchased by us during 2013 were made pursuant to our publicly announced share repurchase program. We financed the share repurchase program through U.S. dollar-denominated loans from offshore banks which are secured by an equivalent amount of RMB-denominated onshore bank deposits of our subsidiaries in China.

The table below provides additional information on our repurchases of ADSs for each month of 2013 after the commencement of the program:

2013 Month	Number of ADSs Purchased	Purchase Price (US$)*	Average Price Paid Per ADS (US$)*	Average Price Paid Per Ordinary Share (US$)*
August (from August 9 to August 21)	227,500	6,796,182	29.87	14.94
September (from September 3 to September 6)	78,300	2,258,222	28.84	14.42
October (from October 28 to October 30)	284,700	8,197,604	28.79	14.40

Total	590,500	17,252,008	29.22	14.61

*	Cost and average price data includes trading commissions. Some numbers may not add due to rounding.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Changyou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

2.3	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.3	Form of Executive Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.4	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.5	Share Subscription Agreement between Registrant and Prominence Investments Limited (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.6	Form of Restricted Share Unit Agreement with Executive Officers (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.7	Form of Restricted Share Unit Agreement between Registrant and certain executive officers and employees (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.8	English translation of Form of Loan Agreements, dated August 20, 2008, between Beijing AmazGame Age Internet Technology Co., Ltd (or AmazGame) and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.9	English translation of Form of Equity Interest Purchase Right Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.10	English translation of Form of Equity Pledge Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.11	English translation of Form of Powers of Attorney, dated August 20, 2008, by Tao Wang in favor of AmazGame and by a Changyou employee in favor of AmazGame (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

Exhibit Number	Description of Document

4.12	English translation of Business Operation Agreement, dated August 20, 2008, between AmazGame and Gamease, Tao Wang and a Changyou employee (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.13	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.14	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.15	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited (or Changyou) (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.16	Non-Competition Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.17	Marketing Services Agreement, dated January 1, 2009, between Sohu.com Inc. and Changyou (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.18	English translation of Asset Transfer Agreement, dated November 23, 2007, between Beijing Sohu New Era Information Technology Co., Ltd. (or Sohu Era) and AmazGame (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.19	English translation of Asset Transfer Agreement, dated November 23, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.20	English translation of Service Transfer Agreement, effective as of December 1, 2007, between Sohu Era and Gamease (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.21	English translation of Technology Transfer Agreement, dated November 10, 2007, between Beijing Fire Fox Digital Technology Co. Ltd. (or Beijing Fire Fox) and Gamease (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.22	English translation of Trademark Assignment Agreement, dated November 28, 2007, between Beijing Fire Fox and Gamease (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.23	TLBB License Agreement, dated March 30, 2007, among Beijing Sohu Internet Information Service Co., Ltd. (or Sohu Internet), Beijing Fire Fox and FPT Telecom (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.23.1	Supplement to Game License Agreement, dated December 1, 2007, among Sohu Internet, Beijing Fire Fox, Gamease and FPT Telecom (incorporated by reference to Exhibit 10.23.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.24	English translation of Operation Agreement effective as of August 23, 2007 between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.25	English translation of Trademark License Agreement, effective as of August 23, 2007, between Gamease and Beijing Pixel Software Technology Co. Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

Exhibit Number	Description of Document

4.26	English Translation of LAW Game Software License Agreement, dated December 3, 2007, between Gamease and Guangzhou No. 9 Art Network Technology Co. Ltd. (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.27	English Translation of TLBB License Agreement (Taiwan), dated December 25, 2007, between Gamease and (Taiwan) Zhi Guan Technology Co. Ltd. (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.28	English Translation of TLBB License Agreement (Hong Kong and Macau), dated December 5, 2007, between Gamease and Zhi Ao Online Games Group Co. Ltd. (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.29	English Translation of License Agreement regarding Immortal Faith, dated July 21, 2008, between Gamease and Beijing Game Top Software Co. Limited (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.30	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.31	English Translation of License Agreement between Gamease and Louis Cha regarding DMD (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)†

4.32	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009) †

4.33	English Translation of Premises Lease Agreement, dated October 16, 2007, between AmazGame and Beijing Jing Yan Hotel Co. Ltd. (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

4.34	English Translation of Zhong Hua Ying Xiong License Agreement, dated September 30, 2009, between AmazGame and Dragon Online (Beijing) Technology Co., Ltd. † (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2010) †

4.35	English Translation of Real Estate Purchase Agreement, dated August 8, 2009, between AmazGame and Beijing Yinhe Wanda Real Estate Co., Ltd. (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2010)

4.36	English Translation of Project Cooperation Agreement, dated August 23, 2010, between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.37	Amended and Restated Marketing Services Agreement, dated January 1, 2010, between Changyou and Sohu(incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.38	English translation of Form of Loan Agreements, dated September 1, 2010, between Beijing Changyou Gamespace Software Technology Co., Ltd (or Gamespace) and Tao Wang and between Gamespace and Dewen Chen(incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.39	English translation of Form of Equity Interest Purchase Right Agreements, dated September 1, 2010, among Gamespace, Beijing Guanyou Gamespace Digital Technology Co., Ltd. (or Guanyou Gamespace) and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen(incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

Exhibit Number	Description of Document

4.40	English translation of Form of Equity Pledge Agreements, dated September 1, 2010, among Gamespace, Guanyou Gamespace and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.41	English translation of Form of Powers of Attorney, dated September 1, 2010, by Tao Wang in favor of Gamespace and by Dewen Chen in favor of Gamespace (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.42	English translation of Business Operation Agreement, dated September 1, 2011, between Gamespace and Guanyou Gamespace, Tao Wang and Dewen Chen (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.43	English translation of Services and Maintenance Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.44	English translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.45	English translation of Exclusive Business Cooperation Agreement, dated September 11, 2007, between ICE Information Technology (Shanghai) Co., Ltd (or ICE Information) and Shanghai ICE Information Technology Co., Ltd.(or Shanghai ICE) (incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.46	English translation of Exclusive Technology Consulting and Service Agreement, dated September 11, 2007, between ICE Information and Shanghai ICE (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.47	English translation of Business Operation Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.48	English translation of Call Option Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.49	English translation of Form of Share Pledge Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE(incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011)

4.50	English translation of Share Transfer Framework Agreement, between, on the one hand, Gamease and Changyou, and, on the other hand, 7Road and its shareholders, relating to the transfer of 68.258% equity interests in each of 7Road and its overseas affiliate, dated April 22, 2011(incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.51	Master Transaction Agreement, dated as of November 29, 2011, between, on the one hand, Sohu.com Inc., Sohu.com Limited, Beijing Sohu Internet Information Service Co., Ltd., Beijing Sohu New Era Information Technology Co., Ltd., and Beijing Sohu New Media Information Technology Co., Ltd., and, on the other hand, Changyou.com Limited, Changyou.com HK Limited, and Beijing Changyou Gamespace Software Technology Co., Ltd., Beijing Guanyou Gamespace Digital Technology Co., Ltd. (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.52	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, by and between Sohu.com Inc. and Changyou.com Limited (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.53	Services Agreement, dated as of November 29, 2011, by and between Beijing Changyou Gamespace Software Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

Exhibit Number	Description of Document

4.54	Online Links and Advertising Agreement, dated as of November 29, 2011, by and between Beijing Guanyou Gamespace Digital Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.55	Form of Executive Employment Agreement dated as of January 1, 2012 with Executive Officers(incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.56	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement dated January 1, 2012 with Executive Officers (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.57	English Translation of Form of Beijing Commercial Property Advance Sale Contract between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012)

4.58	English Translation of Loan Assignment and Equity Interest Transfer Agreement, dated June 23, 2010, between AmazGame, Gamease, Yaobin Wang, Dewen Chen and Tao Wang

4.59	English translation of Loan Agreement, dated June 23, 2010, between AmazGame and Dewen Chen

4.60	English translation of Equity Interest Purchase Right Agreement, dated June 23, 2010, among AmazGame, Gamease and Dewen Chen

4.61	English translation of Equity Interest Pledge Agreement, dated June 23, 2010, between AmazGame, Gamease and Dewen Chen

4.62	English translation of Form of Powers of Attorney, dated June 23, 2010, by Tao Wang in favor of AmazGame and by Dewen Chen in favor of AmazGame

4.63	English translation of Business Operation Agreement, dated June 23, 2010, between AmazGame and Gamease, Tao Wang and Dewen Chen

4.64	7Road.com Limited 2012 Share Incentive Plan, as amended and restated on November 2, 2012

4.65	Form of Equity Interest Purchase Right Agreements, dated June 26, 2012, among 7Road Technology, Shenzhen 7Road and each of the shareholders of Shenzhen 7Road (English Translation)

4.66	Form of Equity Interest Pledge Agreements, dated June 26, 2012, among 7Road Technology, Shenzhen 7Road and each of the shareholders of Shenzhen 7Road (English Translation)

4.67	Form of Power of Attorney, dated June 26, 2012, by each of the shareholders of Shenzhen 7Road in favor of 7Road Technology (English Translation)

4.68	Form of Spousal Consent, dated June 26, 2012, by the spouse of each of the shareholders of Shenzhen 7Road who is a married individual (English Translation)

4.69	Business Operation Agreement, dated June 26, 2012, among 7Road Technology, Shenzhen 7Road, Beijing Gamease Age Digital Technology Co., Ltd and four individual shareholders of Shenzhen 7Road (English Translation)†

4.70	Technology Development and Utilization Service Agreement, dated June 26, 2012, between 7Road Technology and Shenzhen 7Road (English Translation)

4.71	Services and Maintenance Agreement, dated June 26, 2012, between 7Road Technology and Shenzhen 7Road (English Translation)

4.72	Loan Facility Letter, dated July 4, 2012, between Hang Seng Bank Limited and Changyou.com HK Limited

4.73	Loan Facility Letter, dated July 12, 2012, between the Bank of East Asia, Limited and Changyou.com HK Limited

4.74	Loan Facility Letter, dated August 7, 2012, between the Bank of Communications Co., Ltd. Hong Kong Branch and Changyou.com HK Limited

Exhibit Number	Description of Document

4.75	Loan Facility Letter amendment, dated August 3, 2012, between Hang Seng Bank Limited and Changyou.com HK Limited

4.76	Executive Employment Agreement with Wendy Pan, dated as of February 20, 2013

4.77	Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Wendy Pan, dated as of February 20, 2013

4.78*	Acquisition Framework Agreement, between Changyou, 7Road and its shareholders, relating to the transfer of 31.742% equity interests in Shenzhen 7Road and all of the ordinary shares of 7Road Cayman held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road Cayman, dated May 1, 2013 (English translation) †

4.79*	Amended and Restated Equity Interest Purchase Right Agreement, dated June 5, 2013, among 7Road Technology, Shenzhen 7Road and Gamease (English Translation)

4.80*	Amended and Restated Equity Interest Pledge Agreement, dated June 5, 2013, among 7Road Technology, Shenzhen 7Road and Gamease (English Translation)

4.81*	Power of Attorney, dated June 5, 2013, by Gamease in favor of 7Road Technology (English Translation)

4.82*	Amended and Restated Business Operation Agreement, dated June 5, 2013, among 7Road Technology, Shenzhen 7Road and Gamease (English Translation)

4.83*	Supplemental Agreement (to the Technology Development and Utilization Service Agreement) dated June 5, 2013, between 7Road Technology and Shenzhen 7Road (English Translation)

4.84*	Supplemental Agreement ( to the Services and Maintenance Agreement) dated June 5, 2013, between 7Road Technology and Shenzhen 7Road (English Translation)

4.85*	Loan Facility Letter, dated August 13, 2013, among Hang Seng Bank Limited,Changyou.com HK Limited and Changyou.com Limited

4.86*	Loan Facility Letter, dated July 26, 2013, between the Bank of East Asia, Limited and Changyou.com Limited

4.87*	Loan Facility Letter, dated May 8, 2013, among Hang Seng Bank Limited , Changyou.com HK Limited and Changyou.com Limited

4.88*	Investment Agreement, dated November 19, 2013, among Koram Games Limited, Heroic Vision Holdings Limited, Beijing Kunlun Tech Co., Ltd., Guangzhou Kunlun Online Information Tech Co., Ltd. and Kunlun Korea Co., Ltd (English Translation) †

4.89*	Supplementary Agreement to Investment Agreement, dated December 24, 2013, among Koram Games Limited, Heroic Vision Holdings Limited, Beijing Kunlun Tech Co., Ltd., Guangzhou Kunlun Online Information Tech Co., Ltd. and Kunlun Korea Co., Ltd (English Translation) †

4.90*	Shareholder Agreement, dated November 19, 2013, between Koram Games Limited, Heroic Vision Holdings Limited and TalkTalk Limited (English Translation) †

8.1*	Subsidiaries of the Registrant

11.1	Code of Ethics and Conduct for Directors, Officers and Employees (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.
*	Filed or furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU.COM LIMITED

By	/S/ TAO WANG
Name:	Tao Wang
Title:	Chief Executive Officer

By	/S/ ALEX HO
Name:	Alex Ho
Title:	Chief Financial Officer

Date: February 28, 2014

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.com Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Changyou.com Limited (the “Company”) and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

February 28, 2014

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 and 2013

(In thousands, except par value)

		As of December 31,
	Notes	2012	2013
		US$	US$
Assets
Current assets:
Cash and cash equivalents		366,639	548,484
Short-term investments	4(g)	51,720	2,827
Accounts receivable, net	8	23,364	35,996
Prepaid and other current assets (including $10,101 and $10,104, respectively, of short-term prepayment to a related party)	9	29,045	64,457
Due from Sohu	26	495	393
Restricted time deposits	4(e), 7	116,140	393,019

Total current assets		587,403	1,045,176

Non-current assets:
Fixed assets, net	10	64,828	246,674
Intangible assets, net	11	54,249	73,395
Equity investments	12	850	—
Goodwill	13	134,921	180,252
Restricted time deposits	4(e), 7	130,459	31,655
Other assets, net (including $10,138 and $259, respectively, of long-term prepayment to a related party)	14	141,803	8,060

Total assets		1,114,513	1,585,212

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Accounts payable (including $2,223 and $332, respectively, of accounts payable to a related party and accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $8,677 and $25,986, respectively)		32,750	57,438
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $43,027 and $43,252, respectively)	16	43,659	43,842
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $3,474 and $2,316, respectively)		33,824	49,450
Accrued liabilities to suppliers (including accrued liabilities to suppliers of consolidated VIEs without recourse to the Company of $6,555 and $9,314, respectively)		12,863	22,987
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $9,923 and $1,453, respectively)		17,825	31,214
Short-term bank loans	4(e), 7	113,000	410,331
Other accrued liabilities (including other accrued liabilities of consolidated VIEs without recourse to the Company of $28,004 and $9,530, respectively)	17	32,159	14,872
Deferred tax liabilities		11,878	18,814

Total current liabilities		297,958	648,948

Long-term liabilities:
Long-term accounts payable (including $2,290 and $nil, respectively, of long-term accounts payable to a related party)		12,683	6,252
Long-term bank loans	4(e), 7	126,353	—
Long-term deferred tax liabilities (including long-term deferred tax liabilities of consolidated VIEs without recourse to the Company of $3,846 and $3,777, respectively)		7,824	12,334
Long-term contingent consideration (including long-term contingent consideration of consolidated VIEs without recourse to the Company of $nil and $4,162, respectively)	4(n)	—	4,162

Total liabilities		444,818	671,696

Commitments and contingencies	27
Mezzanine equity
Total mezzanine equity	19	61,810	—

		As of December 31,
	Notes	2012	2013
		US$	US$
Shareholders’ equity:
Class A ordinary shares par value $0.01, 200,000 authorized; 21,494 and 23,184, respectively, issued and outstanding as of December 31, 2012 and 2013		215	244
Class B ordinary shares par value $0.01, 97,740 authorized; 84,290 and 82,490, respectively, issued and outstanding as of December 31, 2012 and 2013		843	825
Additional paid-in capital		88,626	92,066
Treasury shares (nil and 1,181 shares, respectively, as of December 31, 2012 and 2013)	25	—	(17,240)
Statutory reserves	22	9,351	9,367
Retained earnings		470,717	739,343
Accumulated other comprehensive income		38,133	71,733

Total Changyou.com Limited shareholders’ equity		607,885	896,338
Non-controlling interest		—	17,178

Total shareholders’ equity		607,885	913,516

Total liabilities, mezzanine equity and shareholders’ equity		1,114,513	1,585,212

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(In thousands, except per share or per ADS data)

		For the Year Ended December 31
	Note	2011	2012	2013
		US$	US$	US$
Revenues:
Online game		435,512	570,346	669,168
Online advertising		36,349	42,525	49,998
IVAS		1,862	4,307	5,402
Others		10,853	6,251	13,307

Total revenues		484,576	623,429	737,875
Cost of revenues:
Online game		49,837	76,432	93,306
Online advertising (including transactions with a related party of $37, $50 and $373, respectively)		3,892	6,535	13,827
IVAS		—	1,509	1,786
Others (including transactions with a related party of $763, $1,552 and $1,310, respectively)		13,783	20,046	17,518

Total cost of revenues		67,512	104,522	126,437

Gross profit		417,064	518,907	611,438
Operating expenses:
Product development		52,238	73,755	119,909
Sales and marketing (including transactions with a related party of $6,002, $14,026 and $13,390, respectively)		49,893	60,639	128,830
General and administrative (including transactions with a related party of $1,483, $27 and $12, respectively)		29,684	33,514	57,191
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses		5,420	2,906	—

Total operating expenses		137,235	170,814	305,930

Operating profit		279,829	348,093	305,508
Interest income		11,933	15,882	28,455
Foreign currency exchange loss		(618)	(558)	(5,936)
Interest expense		(7)	(2,243)	(8,835)
Other income (expense)		457	(173)	3,613

Income before income tax expense		291,594	361,001	322,805
Income tax expense	20	43,580	67,405	36,383

Net income		248,014	293,596	286,422
Less: Net income attributable to the mezzanine classified non-controlling interest		2,558	11,196	17,780

Net income attributable to Changyou.com Limited		245,456	282,400	268,642

Net income		248,014	293,596	286,422
Other comprehensive income: Foreign currency translation adjustment		21,867	3,385	33,600

Comprehensive income		269,881	296,981	320,022
Comprehensive income attributable to the mezzanine classified non-controlling interest		2,558	11,196	17,780

Comprehensive income attributable to Changyou.com Limited		267,323	285,785	302,242

Basic net income per share	23	2.34	2.67	2.53
Diluted net income per share	23	2.30	2.64	2.52
Basic net income per ADS		4.68	5.35	5.06
Diluted net income per ADS		4.61	5.29	5.04
Weighted average number of ordinary shares outstanding, basic		104,854	105,656	106,252
Weighted average number of ordinary shares outstanding, diluted		106,600	106,792	106,676
Weighted average number of ADS outstanding, basic		52,427	52,828	53,126
Weighted average number of ADS outstanding, diluted		53,300	53,396	53,338
Total share-based compensation cost included in:
Cost of revenues		230	306	101
Product development		2,399	1,854	475
Sales and marketing		960	326	74
General and administrative		2,528	1,183	624

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(In thousands)

	Ordinary shares
	Number of		Additional paid-in	Treasury	Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total shareholders’
	shares	Amount	capital	shares	reserves	earnings	income	interest	equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2010	104,078	1,041	83,609	—	5,748	324,227	12,881	—	427,506
Issuance of ordinary shares upon vesting and settlement of restricted share units	945	9	(9)	—	—	—	—	—	—
Share-based compensation	—	—	5,547	—	—	—	—	—	5,547
Share-based compensation allocated from Sohu	—	—	570	—	—	—	—	—	570
Foreign currency translation adjustment	—	—	—	—	—	—	21,867	—	21,867
Appropriation to statutory reserves	—	—	—	—	3,603	(3,603)	—	—	—
Net income attributable to Changyou.com Limited	—	—	—	—	—	245,456	—	—	245,456
Deemed dividend distribution to Sohu (related to the 17173 Business)*	—	—	(11,589)	—	—	(30,116)	—	—	(41,705)
Deemed dividend distribution to Sohu	—	—	—	—	—	(141,996)	—	—	(141,996)
Transaction costs related to acquisition of the 17173 Business	—	—	—	—	—	(2,384)	—	—	(2,384)

Balance as of December 31, 2011	105,023	1,050	78,128	—	9,351	391,584	34,748	—	514,861

Issuance of ordinary shares upon vesting and settlement of restricted share units	761	8	(8)	—	—	—	—	—	—
Share-based compensation	—	—	3,366	—	—	—	—	—	3,366
Share-based compensation allocated from Sohu	—	—	303	—	—	—	—	—	303
Foreign currency translation adjustment	—	—	—	—	—	—	3,385	—	3,385
Net income attributable to Changyou.com Limited	—	—	—	—	—	282,400	—	—	282,400
Dividend distribution to shareholders	—	—	—	—	—	(200,875)	—	—	(200,875)
Contribution from mezzanine equity holder (see Note 19)	—	—	6,837	—	—	—	—	—	6,837
Deemed dividend distribution to Sohu (related to the 17173 Business)**	—	—	—	—	—	(2,392)	—	—	(2,392)

Balance as of December 31, 2012	105,784	1,058	88,626	—	9,351	470,717	38,133	—	607,885

Issuance of ordinary shares upon vesting and settlement of restricted share units	1,071	11	(11)	—	—	—	—	—	—
Share-based compensation	—	—	1,117	—	—	—	—	—	1,117
Share-based compensation allocated from Sohu	—	—	77	—	—	—	—	—	77
Foreign currency translation adjustment	—	—	—	—	—	—	33,600	—	33,600
Net income attributable to Changyou.com Limited	—	—	—	—	—	268,642	—	—	268,642
Appropriation for statutory reserves	—	—	—	—	16	(16)	—	—	—
Gain from acquisition of minority interest in 7Road***	—	—	2,409	—	—	—	—	—	2,409
Transaction costs for acquisition of minority interest in 7Road	—	—	(152)	—	—	—	—	—	(152)
Repurchase of common stock	—	—	—	(17,240)	—	—	—	—	(17,240)
Acquisition of majority interest in Raidcall Business****	—	—	—	—	—	—	—	17,178	17,178

Balance as of December 31, 2013	106,855	1,069	92,066	(17,240)	9,367	739,343	71,733	17,178	913,516

*	The Group acquired from Sohu certain, but not all, assets and liabilities associated with the 17173 Business. Current assets and liabilities associated with the 17173 Business as of December 15, 2011 that were not transferred to the Group are accounted for as a deemed dividend distribution to Sohu.
**	Represents revenues of the 17173 Business recognized in 2012, for which the related cash was received and retained by Sohu before the 17173 Business was acquired from Sohu in December 2011.
***	The gain represents the excess of the carrying value of the non-controlling interest over the consideration for the Group’s acquisition of the minority interests in 7Road.
****	The Group acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk on December 24, 2013. Beijing Kunlun Tech Co., Ltd. and certain of its affiliates (collectively, the “Kalends Group”) continued to hold 22.5% of the equity interests in TalkTalk on a fully-diluted basis. The non-controlling interest consists primarily of the interests in TalkTalk held by the Kalends Group.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands)

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Cash flows from operating activities:
Net income	248,014	293,596	286,422
Adjustments to reconcile net income to net cash provided by operating activities
Bad debt provision	1,897	1,108	(300)
Depreciation	11,140	14,557	15,583
Amortization of intangible assets	17,652	23,416	26,790
Impairment loss of goodwill and intangible assets	6,524	8,647	3,624
Share-based compensation allocated from Sohu	570	303	77
Share-based compensation expense	5,547	3,366	1,197
Loss from equity investments	994	—	850
Disposal loss of fixed assets and intangible assets	596	330	128
Deferred tax (credits) expenses	(1,462)	9,718	5,382
Change of contingent consideration	822	2,195	167
Interest income	—	(1,609)	(2,292)
Others	—	737	—
Changes in current assets and liabilities, net of acquisition:
Accounts receivable, net	(2,355)	(12,989)	(11,843)
Prepaid and other current assets	7,794	(12,047)	(29,964)
Due from Sohu	(47,492)	(495)	102
Other assets, net	(772)	(11,293)	4,209
Accounts payable	(615)	7,369	22,751
Receipts in advance and deferred revenue	14,931	(9,651)	1,003
Due to Sohu	15,053	(4,962)	—
Accrued salary and benefits	4,233	8,567	15,825
Accrued liabilities to suppliers	(2,047)	3,830	5,922
Tax payables	(1,570)	8,079	13,352
Other accrued liabilities	(2,852)	7,664	(342)

Net cash provided by operating activities	276,602	340,436	358,643

Cash flows from investing activities:
Purchase of fixed assets	(20,620)	(11,716)	(61,582)
Purchase of intangible assets and other assets	(16,857)	(22,740)	(34,141)
Cash paid relating to restricted time deposits	—	(244,609)	(168,635)
Prepayment for an office building	(62,848)	—	—
Cash paid for business acquisition, net of cash acquired	(216,611)	(945)	(109,695)
Investment in equity investees	(350)	(500)	—
Purchase of /proceeds from short-term investments, net	637	(32,617)	51,185
Other activities relating to investing activities	—	(1,569)	175

Net cash used in investing activities	(316,649)	(314,696)	(322,693)

Cash flows from financing activities:
Proceeds of loans from offshore banks	—	239,353	167,000
Payment of contingent consideration	—	(13,106)	(19,658)
Payment for repurchase of shares	—	—	(17,240)
Dividend distributed to shareholders	—	(200,875)	—
Repayment of note payable to Sohu	—	(16,000)	—
Other cash payments relating to financing activities	—	(633)	—

Net cash provided by financing activities	—	8,739	130,102

Effect of exchange rate changes on cash and cash equivalents	19,431	1,749	15,793

Net (decrease) increase in cash and cash equivalents	(20,616)	36,228	181,845
Cash and cash equivalents, beginning of year	351,027	330,411	366,639

Cash and cash equivalents, end of year	330,411	366,639	548,484

Supplemental disclosures of cash flow
Cash paid for income taxes	(38,116)	(52,976)	(48,590)
Cash paid for interest expense	—	(1,992)	(8,812)
Supplemental schedule of non-cash investing activity
Consideration payable for the acquisition of 7Road	29,810	—	—
Consideration payable for the purchase of non-controlling interest in 7Road	—	—	2,000
Consideration payable for the acquisition of Doyo	—	—	4,952
Notes payable to Sohu	16,007	—	—
Changes in government grant in prepaid and other current assets	—	2,378	1,355
Purchase of fixed assets with proceeds released from restricted cash account	—	1,583	—
Supplemental schedule of non-cash financing activity
Deemed dividend to Sohu related to the 17173 Business	41,705	2,392	—
Accrued professional fees in relation to initial public offering of 7Road	—	1,037	—

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (“VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2013 are described below:

Name of entity	Place and date of incorporation or acquisition	Effective interest held
Controlled entities:
Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, August 13, 2007	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, September 26, 2007	100%
Changyou.com (US), LLC. (“Changyou US”)	Delaware, United States of America, January 26, 2009	100%
Changyou.com (UK) Co., Ltd. (“Changyou UK”)	London, United Kingdom of Great Britain, July 3, 2009	100%
Changyou My Sdn. Bhd (“Changyou Malaysia”)	Kuala Lumpur, Malaysia, September 10, 2009	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, October 29, 2009	100%
Changyou.com Korea Limited (“Changyou Korea”)	Seoul, Korea, January 7, 2010	100%
Beijing Yang Fan Jing He Information Consulting Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, April 22 , 2010	100%
Changyou.com India Private Limited (“Changyou India”)	Maharashtra, India, March 11, 2011	100%
Changyou IT Services Trade Limited (“Changyou Turkey”)	Turkey, September 29, 2011	100%
ICE Entertainment (HK) Limited (“ICE HK”)	Hong Kong, China, acquired on May 28, 2010	100%
ICE Information Technology (Shanghai) Co., Ltd. (“ICE Information”)	Shanghai, China, acquired on May 28, 2010	100%
Shanghai Jing Mao Culture Communication Co., Ltd (“Shanghai Jingmao”)	Shanghai, China, acquired on January 25, 2011	100%
Beijing Changyou Jingmao Film & Culture Communication Co., Ltd. (“Beijing Jingmao”)	Beijing, China, acquired on January 25, 2011	100%
Shanghai Hejin Data Consulting Co., Ltd (“Shanghai Hejin”)	Shanghai, China, acquired on January 25, 2011	100%
Changyou.com Gamepower (HK) Limited (“Gamepower HK”)	Hong Kong, China, September 8, 2011	100%
Changyou.com Webgames (HK) Limited (“Webgames HK”)	Hong Kong, China, September 21, 2011	100%
7Road.com Limited (“7Road Cayman”)	Cayman Islands, incorporated on June 15, 2011	100%
7Road.com HK Limited (“7Road HK”)	Hong Kong, China, incorporated on July 6, 2011	100%
Shenzhen 7Road Network Technologies Co., Ltd. (“7Road Technology”)	Shenzhen, China, incorporated on December 1, 2011	100%
Kylie Enterprises Limited (“Kylie”)	British Virgin Islands, acquired on December 15, 2011	100%
Changyou.com Gamestar (HK) Limited (“Gamestar HK”)	Hong Kong, China, July 12, 2013	100%
Mobogarden Enterprises Limited (“Mobogarden”)	British Virgin Islands, incorporated on September 25, 2013	100%
Heroic Vision Holdings Limited (“Heroic”)	British Virgin Islands, incorporated on October 23, 2013	100%
TalkTalk Limited (“TalkTalk”)	British Virgin Islands, acquired on December 24, 2013	73.5%

Name of entity	Place and date of incorporation or acquisition	Effective interest held
RaidCall (HK) Limited (“ RaidCall HK”)	Hong Kong, China, incorporated on November 26, 2013	73.5%
Beijing Changyou RaidCall Internet Technology Co., Ltd.(“Changyou RaidCall”)	Beijing, China, incorporated on December 9, 2013	73.5%

VIEs:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, incorporated on August 23, 2007	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Shanghai, China, acquired on May 28, 2010	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Beijing, China, incorporated on August 5, 2010	100%
Shenzhen 7Road Technology Co., Ltd. (“Shenzhen 7Road”)	Shenzhen, China, acquired on May 11, 2011	100%

Beijing Doyo Internet Technology Co., Ltd.(“Doyo”)	Beijing, China, acquired on November 26, 2013	100%
Beijing Changyou e-pay Co. Ltd. (“Changyou e-pay”)	Beijing, China, incorporated on December 19, 2013	100%

The Group principally engages in the development, operation and licensing of massively multi-player online games (“MMOGs”) ,Web games and mobile games. The Group also engages in the online advertising business through its ownership and operation of a game information portal on the 17173.com Website. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”).

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

2. REORGANIZATION, SHARE SPLIT AND ACQUISITIONS

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

c. Acquisition of the 17173 Business

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the online game information portal 17173.com Website (the “17173 Business”) for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the transition period from December 16, 2011 through December 31, 2011 (the “Transition Period”) was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. See Note 6 – “BUSINESS COMBINATIONS –Acquisition of the 17173 Business” and Note 26 – “RELATED PARTY TRANSACTIONS.”

Because Changyou and the 17173 Business are under common control by Sohu, in accordance with ASC subtopic 805-50 the Company’s consolidated financial statements for the years ended December 31 2011 have been prepared as if the current corporate structure had been in existence throughout the periods presented.

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

On June 21, 2012, 7Road Cayman’s then Chief Executive Officer surrendered to 7Road Cayman, without consideration, ordinary shares of 7Road Cayman representing 5.1% of the then outstanding ordinary shares of 7Road Cayman, with the intention that these shares would be added to the shares reserved by 7Road Cayman for grants of equity incentive awards under the 7Road 2012 Share Incentive Plan, without dilution of the other shareholders of 7Road Cayman. As a result, the non-controlling interest decreased to 28.074% of 7Road Cayman and the Group’s interest in 7Road Cayman increased to 71.926%. See Note 19 – “MEZZANINE EQUITY.”

On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road Cayman held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road Cayman, and all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease, for aggregate cash consideration of approximately $78 million. Upon the closing of the acquisition on June 5, 2013, 7Road Cayman became an indirect wholly-owned subsidiary of Changyou, and Changyou’s VIE Gamease became the sole shareholder of 7Road’s VIE Shenzhen 7Road. As of December 31, 2013, Changyou had paid $76 million of the total cash consideration. The remaining $2 million will be settled in June 2014.

e. Acquisition of Doyo

Beijing Doyo Internet Technology Co., Ltd, which is primarily engaged in the online advertising and traffic monetization business, was acquired by Guanyou Gamespace on November 26, 2013 for fixed cash consideration of approximately $6.5 million and contingent consideration of up to $7.3 million. As of December 31, 2013, the registered capital of Doyo was $1.6 million and Guanyou Gamespace held 100% of the equity interests of Doyo.

f. Acquisition of the RaidCall Business

On November 19, 2013, the Company entered into an investment agreement with the Kalends Group, pursuant to which TalkTalk was incorporated in the British Virgin Islands and initially wholly-owned by the Kalends Group, RaidCall HK was incorporated in Hong Kong as a wholly-owned subsidiary of TalkTalk, and Changyou RaidCall was incorporated in the PRC as a wholly-owned subsidiary of RaidCall HK. The Kalends Group then transferred to RaidCall HK and Changyou RaidCall all of the assets associated with a free social communication software platform, which is specifically designed for online gaming and music-related value-added services, that the Kalends Group operated through a series of Websites (the “RaidCall Business”). On December 24, 2013, pursuant to the investment agreement, the Company acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $ 47.6 million. Of the total consideration, $27.6 million was paid to purchase from the Kalends Group a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly-issued ordinary shares of TalkTalk. Also effective upon the closing of the transaction, 15% of the equity interests of TalkTalk on a fully-diluted basis were reserved for grants of equity incentive awards to key employees of the RaidCall Business and the Kalends Group continued to hold the remaining 22.5% of the equity interests on a fully-diluted basis.

At the closing of the transaction, the parties entered into a shareholder agreement pursuant to which the Company has the right to designate three of the five directors of TalkTalk, including the chairman of the board, and the Company has customary rights of first refusal with respect to proposed transfers of equity interests in TalkTalk by the Kalends Group. The shareholder agreement also specifies that if TalkTalk fails to achieve specified performance milestones for the month of December 2014, then the Kalends Group, any key employees of the RaidCall Business who hold equity interests in TalkTalk, and, under certain circumstances, TalkTalk will be required to transfer to the Company, without consideration, equity interests in TalkTalk in amounts sufficient to cause the Company’s equity interests to increase to 70% on a fully-diluted basis.

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

Basic Information

PRC law and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its online game business and online advertising business through the VIEs. Both Gamease and Guanyou Gamespace are directly owned by the Company’s Chief Executive Officer (“CEO”) and Dewen Chen, the Company’s President (the “President”), who hold 60% and 40%, respectively, of each of these entities. Shanghai ICE is owned by two Changyou employees, Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. Capital for the VIEs is funded by the Company through loans provided to the Company’s CEO and President and Ms. Pi and Ms. Qi, and the loans are initially recorded as loans to related parties. Guanyou Gamespace owns 100% of the equity interests of Doyo.

The loans to the shareholders of Gamease, Guanyou Gamespace, and Shanghai ICE and the capital of the VIEs are eliminated for accounting purposes during consolidation.

Under contractual agreements with the Company, shareholders of Gamease, Guanyou Gamespace and Shanghai ICE are required to transfer their ownership in Gamease, Guanyou Gamespace and Shanghai ICE to the Company, if permitted by PRC law and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease, Guanyou Gamespace and Shanghai ICE are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace and Shanghai ICE. The Company’s CEO and President and the two Changyou employees have pledged their shares in Gamease, Guanyou Gamespace and Shanghai ICE as collateral for the loans. As of December 31, 2012 and 2013, the aggregate amount of these loans was $3,802,000 and $3,920,000, respectively.

Effective upon the completion of the 7Road Reorganization, Shenzhen 7Road became a VIE of 7Road Cayman, of which approximately 71.926% was owned by Changyou through Webgames HK. Shenzhen 7Road was directly owned by Changyou’s VIE Gamease, which held 68.258%, and by the other shareholders of Shenzhen 7Road, who held 31.742%. On June 5, 2013, Changyou, through Webgames HK, acquired all of the ordinary shares of 7Road Cayman held by the non-controlling shareholders of 7Road Cayman and, through Gamease, acquired all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease. See Note 2.d “–Acquisition and Restructuring of 7Road.” The Company is a primary beneficiary of Shenzhen 7Road, as a result of contractual arrangements among Shenzhen 7Road, 7Road Technology and Gamease.

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the relationships between the Company, AmazGame and Gamease, the relationships between the Company, Gamespace and Guanyou Gamespace, the relationships between the Company, ICE Information and Shanghai ICE, the relationship between the Company, 7Road Technology and Shenzhen 7Road, and the economic benefit flow of the applicable contractual arrangements. In connection with such evaluation, management also took into account the fact that AmazGame, Gamespace, ICE Information and 7Road Technology, as a result of the above contractual arrangements, control 100% of the shareholders’ voting interests in Gamease, Guanyou Gamespace, Shanghai ICE and Shenzhen 7Road and the fact that Guanyou Gamespace, in turn, holds and controls 100% of the shareholder’s voting interests in Doyo. The Group concluded that each of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road, Doyo and Changyou e-pay is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s, Shenzhen 7Road’s, Doyo’s and Changyou e-pay’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

Financial Information

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, (in thousands)
	2012	2013
ASSETS:
Cash and cash equivalents	$57,517	$107,356
Short-term investments	51,720	—
Accounts receivable, net	21,610	31,245
Prepaid expense	782	1,659
Other receivable	26,061	19,843
Due from affiliates	102,300	223,485
Due from Sohu Group	431	392
Others	2,219	1,826

Total current assets	262,640	385,806

Goodwill	116,992	128,139
Deferred tax assets and provision	777	479
Other non-current assets	49,956	91,929

Total assets	$430,365	$606,353

LIABILITIES:
Accounts payable	$8,677	$25,986
Accrued and other short-term liabilities	38,033	21,160
Due to affiliates	36,446	226,510
Receipts in advance and deferred revenue	43,027	43,252
Tax payable	9,923	1,453

Total current liabilities	136,106	318,361

Other long-term liabilities	3,846	7,939

Total liabilities	$139,952	$326,300

	For the Year ended December 31, (in thousands)
	2011	2012	2013
Net revenue	$434,018	$613,629	$719,253
Net income (loss)	50,683	99,276	(1,170)

	For the Year ended December 31, (in thousands)
	2011	2012	2013
Net cash provided by operating activities	$56,622	$66,739	$102,086
Net cash used in investing activities	(80,971)	(43,087)	(53,925)
Net cash used in financing activities	—	(13,106)	—

Under contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2013, the registered capital and PRC statutory reserves of the VIEs totaled $12.8 million. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of such VIEs.

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

Amended and restated equity interest purchase right agreement among 7Road Technology, Shenzhen 7Road and Gamease, which is Shenzhen 7Road’s sole shareholder. Under this agreement, 7Road Technology and any third-party designated by 7Road Technology have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Gamease all or any part of its shares in Shenzhen 7Road at a nominal purchase price. This agreement has a term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable by 7Road Technology by notice to the other parties at any time when, under PRC law as then in effect, 7Road Technology cannot exercise its purchase right, and is also terminable if Shenzhen 7Road’s or 7Road’s existence is terminated, by mutual agreement of the parties or upon the written request of 7Road Technology. Neither Gamease nor Shenzhen 7Road has any power to terminate the agreement.

Amended and restated equity interest pledge agreement among 7Road Technology, Shenzhen 7Road and Gamease. Under this agreement, Gamease agreed to pledge to 7Road Technology its equity interests in Shenzhen 7Road to secure the performance of Gamease’s obligations and Shenzhen 7Road’s obligations under the various VIE-related agreements. If Gamease or Shenzhen 7Road breaches its obligations under any VIE-related agreements, 7Road Technology is entitled to exercise its rights as the beneficiary under the Equity Interest Pledge Agreements. This agreement terminates only after all of the obligations of Gamease and of Shenzhen 7Road under the various VIE-related agreements are no longer in effect.

Amended and restated business operation agreement among 7Road Technology, Shenzhen 7Road and Gamease. This agreement grants to 7Road Technology the right to control the actions of Shenzhen 7Road and to control the actions of Gamease in its capacity as the sole shareholder of Shenzhen 7Road. This agreement has a term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable early if the existence of Shenzhen 7Road or 7Road Technology is terminated or upon 30 days’ advance written notice of 7Road Technology to Shenzhen 7Road.

Powers of attorney executed by Gamease in favor of 7Road Technology. This power of attorney gives 7Road Technology the exclusive right to appoint designees to act on behalf of Gamease in connection with all actions to be taken by Shenzhen 7Road requiring shareholder approval.

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

VIE-Related Risks

It is possible that the Group’s conduct of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have an adverse impact on the Group’s cash flows, financial position and operating performance. The Group’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the contracts among the Group, the Group’s VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. In the event that the Group was unable to enforce these contractual arrangements, the Group would not be able to exert effective control over the affected VIEs. Consequently, such VIE’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be impaired. The Group’s contractual arrangements with respect to its consolidated VIEs are approved and in place. The Group’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Group’s operations and contractual relationships would find the contracts to be unenforceable.

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

Because of the Company’s acquisition on December 15, 2011 of the 17173 Business, which is under common control by Sohu with the Company, the Company’s consolidated financial statements as of and for the years ended December 31, 2011 incorporate the results of operations of the combining entities and businesses as to which the common control combination occurred as if the combining entities and businesses had been combined from the date when they first came under the control of Sohu, the controlling party.

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

Reclassification of revenues and costs related to Changyou Internet value-added services (“IVAS”)

Commencing January 1, 2013, in order to provide a better foundation for understanding the Group’s performance, both revenues and costs generated from the operation of third-party Web games by the 17173 Business were reclassified from the online game business and the online advertising business to IVAS business. To conform to the current period presentations, the relevant amounts for prior periods have been reclassified accordingly. Such reclassifications amounted to $4.3 million and $1.9 million, respectively, for revenues and $nil and $1.5 million, respectively, for costs for the years ended December 31, 2011 and 2012.

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

c. Fair value measurement

The Company’s financial instruments include cash equivalents, restricted time deposits, accounts receivable, short-term investments, prepaid and other current assets, long-term prepayment and other non-current assets, short-term and long-term accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, short-term and long-term bank loans and other accrued liabilities. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

e. Restricted time deposits - Loans from offshore banks, secured by time deposits

The loans from the offshore branches of the lending banks are classified as short-term bank loans or long-term bank loans based on their repayment periods. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The RMB onshore deposits securing the offshore loans are treated as restricted time deposits on the Company’s consolidated balance sheets. Restricted time deposits are valued based on the prevailing interest rates in the market.

f. Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company makes estimates of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if the Company’s customers are unable to make payments due to their deteriorating financial conditions. As of December 31, 2012 and 2013, the provision for bad debts was $3.1 million and $2.7 million, respectively.

g. Short-term investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. To estimate fair value, the Company refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2011, 2012 and 2013, the Company recorded changes in the fair value of short-term investments in the consolidated statements of comprehensive income of $659,000, $1.5 million and $2.5 million, respectively.

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

Estimated useful life
Office building	36-47 years
Computer equipment (including servers)	4 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Building improvements	10 years
Office furniture	5 years
Vehicles	4-10 years

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of fixed assets is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in operating expenses in the consolidated statements of comprehensive income.

As of December 31, 2012 and 2013, the original costs of fully depreciated assets which are still in use were $15.0 million and $20.9 million, respectively.

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

The Company acquired Doyo and the Raidcall Business in November and December 2013. Management was not aware of any significant events or circumstances that would be more likely than not to reduce the fair values of the reporting units below their carrying values.

If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss should be recognized in an amount equal to that excess. The goodwill impairment losses for the years ended December 31, 2011, 2012 and 2013 were $5.2 million, $nil and $nil, respectively.

l. Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company tests impairment of long-lived assets and intangible assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The impairment charges for intangible assets for the years ended December 31, 2011, 2012 and 2013 were $1.3 million, $8.6 million, and $3.6 million, respectively.

m. Receipts in advance and deferred revenues

For the Company’s online games business, proceeds received from sales of prepaid game cards form the basis of the revenues and are initially recorded as receipts in advance from players and are transferred from receipts in advance to deferred revenues when the prepaid cards are activated or charged by the players to their respective personal game accounts. For games that the Company licenses to third-party operators, deferred revenues represent the unamortized balance of initial license fees paid by overseas licensees.

Deferred revenues from Web game operations mainly represent the unamortized balance of initial license fees paid by third-party joint operators of the Company’s Web games and unrecognized revenue-sharing related to virtual items that are not consumed. In cases where the joint operation agreement with joint operator requires the Company to set up and maintain the servers to host the Web games for the users, the Company is obliged to provide on-going services to users and the Company recognizes revenue when virtual items are consumed. For a discussion of revenue recognition with respect to the Company’s Web game operations, see “Web games” in Note 4(s).

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

The acquisition of Doyo includes a contingent consideration arrangement that requires additional consideration to be paid by the Group based on the future financial performance of Doyo for the fiscal years 2013 through 2015. The range of the undiscounted amounts the Group could pay under the contingent consideration agreement is between $nil and $7.3 million. The fair value of the contingent consideration, in the amount of $4.8 million, was recognized on the acquisition date using the income approach/ discounted cash flow method with a scenario analysis applied. There were no indemnification assets involved. As of the end of 2013 Doyo had exceeded the financial performance milestones for 2013 and as a result changes in the fair value of the contingent consideration of $0.1 million were recognized in other expenses for the year ended December 31, 2013.

The acquisition of the RaidCall Business includes a contingent consideration arrangement that gives the Group the right to acquire additional shares of TalkTalk if specified conditions occur through the 2014 fiscal year. The range of the additional shares of TalkTalk that the Group could acquire under the contingent consideration agreement is between nil and 7.5% of the outstanding shares on a post-issuance, fully-diluted basis. The fair value of the contingent consideration of $nil was recognized on the acquisition date, as management determined that it is unlikely that the specified conditions will occur and that as a result the fair value and the financial impact on recognition of the non-controlling interest was zero.

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

On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road Cayman held by the non-controlling shareholders and all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease. The acquisition closed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, $2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interest in 7Road Cayman over the purchase price as of the closing date, was recorded in the Group’s equity accounts.

p. Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in the Company’s consolidated financial statements primarily consist of non-controlling interests for TalkTalk.

q. Treasury Shares

On July 27, 2013, the Company’s Board of Directors authorized a share repurchase program of up to $100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015. The Company accounted for those shares repurchased as treasury shares at cost in accordance with ASC 505-30, and the treasury shares acquired are shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares. If and when the Company cancels the treasury shares, the difference between the original issuance price and the repurchase price will be debited into additional paid-in capital. See Note 25 – “TREASURY SHARES”.

r. Foreign currency translation

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

s. Revenue recognition

Online Game Revenues

MMOGs

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

For the years ended December 2011, 2012 and 2013, the Group recognized revenues in connection with expired un-activated prepaid cards and unused balances in inactive accounts of approximately $964,000, $627,000, and $951,000 respectively.

Web games

The Group began generating Web game revenues upon its acquisition of a controlling interest in 7Road in May 2011.

Revenues from Web games were derived mainly from revenue-sharing payments from third-party joint operators of the Group’s games and license fees from certain of these joint operators. The Group also derives revenues from direct operation of Wartune and DDTank on its own Websites for the games. Web games are operated primarily under the item-based revenue model, in which game players can access the games free of charge, but may purchase consumable virtual items, including those with a predetermined expiration time, or perpetual virtual items, such as certain costumes that stay bound to a game player throughout the life of the game. In certain of the joint operation arrangements for Web games, the Group provides the games and related services to a third-party joint operator at no upfront fee. In these arrangements, the Group is entitled to a single stream of revenue-sharing payments from the joint operator when game players convert the joint operator’s virtual currency into game coins or purchase the Group’s game coins directly through such operator’s Website or game platform. Certain of the joint operators pay the Group license fees for the exclusive right to operate its games in specified geographic areas or upon achievement of certain performance milestones from the joint operators’ operation of the games. Certain of the joint operators also pay the Group license fees for the right to be among a selected few who will have the initial right ahead of other operators to jointly operate the games in China during a specified period after their launch.

When the Group’s Web games are jointly operated through the Websites or platforms of third-party joint operators, the Group views the third-party joint operators as its customers and recognizes revenues on a net basis as the Group does not have the primary responsibility for fulfillment and acceptability of the game services. The games may be hosted either on the third-party operators’ servers or on servers that the Group owns or leases from Internet data centers. For arrangements where the game is hosted on the joint operators’ servers, the game is delivered to the joint operators at the commencement of the joint operation period. The amount of revenue is recognized at the time of conversion, using a usage-based model under ASC 985-605, “Software—Revenue Recognition” and is measured based on the portion to which the Group is entitled of the amount of game players’ purchase of the Group’s game coins through the joint operators’ Websites or game platforms. For arrangements where the game is hosted on the Group’s servers, the Group accounts for multiple elements under ASC 605-25, “Revenue Recognition—Multiple Element Arrangements,” as the joint operators have the right to obtain the games’ software without penalty, and it is technically feasible for them to host the software. There are two separate units of accounting identified as (i) the game and related service elements and (ii) the hosting service element. The game and related service elements are accounted for under ASC 985-605 and for the hosting services which are accounted for under ASC 605, revenue is recognized over the implicit service period during which the Group is obligated to provide access to the server for the game players of the joint operators’ platforms to be able to consume virtual items.

For the Group’s direct operation of its Web games Wartune and DDTank through its Website for the game, the Group recognizes revenues on a gross basis as the Group has the primary responsibility for fulfillment and acceptability of the game services. The Group is obligated to provide on-going services to the game players, and such obligation is not deemed to be inconsequential and perfunctory after game players purchase its game coins directly through its Website for Wartune and DDTank. Therefore, the Group’s revenues from direct operation of Wartune and DDTank on its Website for the game are first recorded as deferred revenues and subsequently recognized as revenue over the service period during which the Group is obligated to provide services to the game players to enable them to consume their virtual items.

License revenues from operators who have been granted the exclusive right to operate the Group’s games in specified geographic areas where the Group does not provide hosting services are accounted for under ASC 985-605, “Software—Revenue Recognition.” Since the Group is required to provide when-and-if-available updates and upgrades to the Joint Operators during the contract terms for which the Group does not have vendor-specific objective evidence of fair value, such license fees are initially recorded as deferred revenues and then recognized as revenues ratably over the contract periods from the date the game is launched, or in the case of license fees contingent upon achievement of performance milestones, over the remaining contract periods commencing from the date on which such milestones are achieved. License revenues from operators who have been granted the right to be among a selected few who will have the initial right ahead of other operators to jointly operate the Group’s games in China during a specified period after their launch are recognized ratably over the specified exclusive operation period.

Most of the Group’s revenues from the joint operation of its Web games within China, which are generated through Shenzhen 7Road, are subject to 17% PRC VAT, and Shenzhen 7Road, as a “software enterprise,” is entitled to a 14% VAT refund immediately upon the filing of its VAT returns, with the result that Shenzhen 7Road’s net effective PRC VAT rate is 3%. The amount of PRC VAT included in the Group’s revenues for the year ended December 31, 2013 was $9.3 million, compared to $8.8 million and $ 1.9 million, respectively, for the year ended December 31, 2012 and 2011.

Games licensed to third-party operators

The Group enters into licensing arrangements with third-party operators to operate the Group’s MMOGs in other countries or regions. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products of the games. The initial license fee is based on both a fixed amount and additional amounts receivable upon the game’s achieving certain sales targets. Since the Group is obligated to provide post-sales services such as technical support and provision of updates and when-and-if-available upgrades to the licensees during the license period, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period. The fixed amount of the initial license fee is recognized ratably over the remaining license period from the launch of the game and the additional amount is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly revenue-based royalty fee is recognized when relevant services are delivered, provided that collectability is reasonably assured.

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

A pilot program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries (the “Pilot Program”) was launched in Shanghai on January 1, 2012. Effective September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing. Online advertising revenues became subject to VAT on September 1, 2012, at a rate of 6%. Online advertising revenues are recognized after deducting agent rebates and net of VAT and related surcharges.

IVAS Revenues

The Group offers Web games developed by third-party developers and generate revenues from the provision of IVAS, including promotion, access maintenance and payment services, to third-party developers. Under revenue-sharing agreements that the Group signs with third-party developers, the Group collects payments from the end users, keeps a pre-agreed percentage of the proceeds and remits the balance to the third-party developers. Revenues from IVAS are recognized when the Group’s obligations under the agreements and all other revenue recognition criteria have been met. Revenues from IVAS are recognized using the gross method as the Group is the principal obligor with respect to provision of the services.

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

The Group adopted the net presentation method for its MMOG revenues, online advertising revenues and cinema advertising revenues and adopted the gross presentation method for the revenues of 7Road deemed to be derived from the sale of software. Under net presentation methods, revenues are net of business tax (at a rate of 5%) or value added tax (at a rate of 6%).

Under gross presentation methods, the Company presents PRC VAT on a gross basis, by which VAT collected from customers at the rate of 17% is included in revenues, and the net VAT payment at the effective PRC VAT rate of 3% is included in cost of revenues, because the Company considers 7Road’s 17% VAT obligation and its entitlement to a 14% VAT refund as one integrated preferential VAT policy.

t. Cost of revenues

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

Cost of IVAS mainly consists of revenue-sharing arrangements with developers.

Other cost of revenues mainly consists of payments to theatres and film production companies for pre-film screening advertising slots and charges for impairment of intangible assets.

u. Product development expenses

Costs incurred for the development of online games and the 17173.com Website and other platform channels prior to the establishment of technological feasibility and costs incurred for maintenance after the online games and platform channels are available for marketing are expensed when incurred and are included in product development expenses.

During the years ended December 31, 2011, 2012 and 2013, the Company did not capitalize any product development expense.

v. Government Grant

A government grant is recognized when the grant is received and the relevant requirements have been complied with. Government grants are generally recorded as other income, and grants for which the government stipulates specified uses are recorded as a reduction in operating expenses and cost of revenues. For the years ended December 31, 2011, 2012 and 2013, awards from the PRC government recorded in other income were $16,000, $3,422,000 and $2,632,000, respectively, awards recorded as a reduction in operating expenses were $126,000, $158,000 and $398,000 respectively, and awards recorded as a reduction in cost of revenues were $nil, $nil, and $507,000, respectively.

w. Advertising expense

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred. Included in sales and marketing expense are advertising costs of $33.4 million, $42.3 million and $101.6 million, respectively, for the years ended December 31, 2011, 2012 and 2013. Advertising expenses charged from Sohu were $6.0 million, $14.0 million and $13.4 million, respectively, for the years ended December 31, 2011, 2012 and 2013.

x. Operating leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease periods.

y. Share-based compensation expense

Share-based compensation expense is for share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by the Company to employees and directors. Share-based compensation expense of employees is recognized as costs and/or expenses in the financial statements based on the fair values of the related share-based awards on their grant dates.

Changyou has an incentive plan for the granting of share-based awards, including share options, restricted shares and restricted share units, to their employees and directors. 7Road’s 2012 Share Incentive Plan was cancelled effective June 28, 2013. See Note 18 “SHARE-BASED COMPENSATION—Share Awards Granted after Initial Public Offering—7Road 2012 Share Incentive Plan.”

For share-based awards, in determining the fair value of ordinary shares, restricted shares and restricted share units granted before the shares underlying the awards were publicly traded, the income approach/discounted cash flow method with a discount for lack of marketability was applied. In determining the fair value of restricted share units granted shortly before Changyou’s initial public offering, the fair value of the underlying shares was determined based on the offering price in the initial public offering. In determining the fair value of restricted share units granted after Changyou’s initial public offering, the public market price of the underlying shares on the grant dates is applied. In determining the fair value of share options granted by Sohu to employees of Changyou prior to its initial public offering, the Company applied the Black-Scholes valuation model.

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

z. Income taxes

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

aa. Uncertain tax positions

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

ab. Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options and shares issuable upon the settlement of restricted share units. Potential ordinary shares are accounted for in the computation of diluted earnings per share using the treasury share method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings per share is computed on Class A ordinary shares and Class B ordinary shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings.

ac. Comprehensive income

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

ad. Segment reporting

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

The Company has determined that the business segments that constitute its primary reportable segments are the online game segment, which consists of MMOGs and Web games, and the 17173 Business segment, which consists of the online advertising business and the IVAS business.

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

ae. Recently issued accounting standards

In March of 2013, the FASB issued guidance on “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In March of 2013, the FASB issued guidance on “Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

5. CONCENTRATION OF RISKS

There are no revenues from distributors that individually represent exceeding 10% of the total revenues for the years ended December 31, 2011, 2012 or 2013.

Approximately 74%, 68% and 64%, respectively, of the Group’s net revenues for the year ended December 31, 2011, 2012 and 2013 were derived from a single MMORPG, Tian Long Ba Bu, which was launched in May 2007.

Approximately 96%, 95% and 91%, respectively, of the Group’s net revenues for the years ended December 31, 2011, 2012 and 2013 were derived from domestic operations.

Substantially all the Company’s long-lived assets are located in the PRC.

A majority of the Group’s sales and expenses transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to affect the remittance. Total cash and cash equivalents in currencies other than RMB held at financial institutions in mainland China were $2.2 million and $4,000, respectively, as of December 31, 2012 and 2013.

The Group holds its cash and bank deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group held its cash and bank deposits in approximately 21 and 22 different financial institutions as of December 31, 2012 and 2013, respectively, and held no more than approximately 36% and 32%, of its total cash at any single institution as of December 31, 2012 and 2013, respectively.

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

The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill relating to the others business segment. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2013, no measurement period adjustment had been recorded.

Prior to the acquisition, Shanghai Jingmao and its affiliate did not prepare financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of Shanghai Jingmao and its affiliate for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Shanghai Jingmao and its affiliate’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Company did not consider Shanghai Jingmao and its affiliate on their own to be material to the Group. Thus the Company’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

Total identifiable intangible assets acquired upon acquisition mainly include cinema advertising slot rights of $8,330,000, partnership relationship of $1,035,000, trade name of $502,000, non-compete agreement of $126,000, and customer list of $108,000. Except for trade name, which is expected to have an indefinite useful life, other identifiable intangible assets acquired have an estimated average weighted useful life of two years. Under ASC350, intangible assets with an indefinite useful life are not amortized and their remaining useful life is evaluated at each reporting period to determine whether events and circumstances continue to support an indefinite life. Charges for acquired intangible assets for the years ended December 31, 2011, 2012 and 2013 were $0.2 million, $1.2 million, and $nil respectively. Goodwill primarily represents the expected synergies from combining operations of Shanghai Jingmao and its affiliate with those of the Group, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. For the year ended December 31, 2011, a full impairment loss of $5.2 million on Shanghai Jingmao’s goodwill was recognized.

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

The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill relating to the online game segment. Charges for impairment of acquired intangible assets for the years ended December 31, 2011, 2012 and 2013 were $nil, $0.6 million and $nil, respectively. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2013, no measurement period adjustment had been recorded.

Prior to the acquisition, Shenzhen 7Road did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of Shenzhen 7Road for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Shenzhen 7Road’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Company did not consider Shenzhen 7Road on its own to be material to the Group. Thus the Company’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

The fair value of non-controlling interest in Shenzhen 7Road was determined mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration other factors, as appropriate. If Shenzhen 7Road achieved specified performance milestones and 7Road (after the 7Road Reorganization) did not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong, the non-controlling shareholders had the right to put their equity interests in 7Road to the Group at a predetermined price agreed upon at the acquisition date (“the put option”). In accordance with ASC480, the Company measured this non-controlling interest and a put option at their acquisition-date fair value. An independent valuation firm was hired to determine the fair value upon the acquisition date.

The agreement for the acquisition of Shenzhen 7Road included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the financial performance of Shenzhen 7Road over a period through December 31, 2012. The range of the undiscounted amounts the Company could have paid under the contingent consideration provisions of the agreement was between $nil and $32.76 million. The fair value of the contingent consideration recognized on the acquisition date of $28.05 million was estimated by an independent valuation firm, with the income approach applied. There were no indemnification assets involved. As of the end of 2012, 7Road had exceeded the financial performance milestones and as a result changes in fair value of the contingent consideration of $2.2 million were recognized in other expense for the year ended December 31, 2012. Total identifiable intangible assets acquired upon acquisition mainly included completed game, games under development and other identifiable intangible assets acquired, including non-compete agreement of $179,000, and relationship with operators of $807,000. The games under development will be subject to amortization after completion. Completed game and other identifiable intangible assets acquired are amortized over an estimated average weighted useful life of five years. Total goodwill of $103.4 million primarily represents the expected synergies from combining operations of Shenzhen 7Road with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road Cayman held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road, and all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease, for aggregate cash consideration of approximately $78 million. The acquisition closed on June 5, 2013. Effective with the closing, 7Road Cayman became an indirect wholly-owned subsidiary of Changyou, and Changyou’s VIE Gamease became the sole shareholder of 7Road’s VIE Shenzhen 7Road. As of December 31, 2013, Changyou had paid $76 million of the total cash consideration. The remaining $2 million will be settled in June 2014.

Acquisition of the 17173 Business

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the Transition Period from December 16, 2011 through December 31, 2011 was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. Since Changyou and the 17173 Business were controlled by Sohu both before and after the acquisition, this transaction was accounted for as a business combination under common control by Sohu. Therefore, in accordance with ASC subtopic 805-50, the consolidated financial statements of the Company include the acquired assets and liabilities of the 17173 Business at their historical carrying amounts of approximately $22.0 million. In addition, the Group’s consolidated financial statements as of and for the year ended December 31, 2011 were prepared as if the current corporate structure had been in existence.

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

Acquisition of Doyo

In November 2013, the Group acquired 100% of the equity interests in Doyo, a game resources portal, for fixed cash consideration of approximately $6.5 million, and variable cash consideration up to a maximum of $7.3 million. Since Changyou has exclusive control of 100% of the voting equity interests of the Doyo, the Company began to consolidate Doyo’s financial statements commencing with the acquisition. The Company views the acquisition of Doyo as an integral piece of the Company’s strategy to enrich its application coverage in China.

The allocation of the consideration for assets acquired and liabilities assumed based on their historical carrying amounts was as follows:

As of November 29, 2013 (in thousands)
Cash Consideration	$6,521
Contingent Consideration	4,785

Total consideration	11,306

Tangible assets	1,324
Identifiable intangible assets acquired	3,620
Goodwill	7,626
Liabilities assumed	(1,264)

Total	$11,306

Since Doyo is primarily engaged in online advertising and traffic monetization businesses, which have similar economic characteristics to the 17173 Business, Doyo is aggregated into the 17173 Business as a reporting unit and the excess of the purchase price over the tangible assets, identifiable intangible assets (mainly user base and domain names) acquired and liabilities assumed was recorded as goodwill relating to the 17173 Business. The acquired identifiable intangible assets were valued by various approaches, including the income approach, as appropriate. Total goodwill of $7.6 million primarily represents the expected synergies from combining operations of the Company and Doyo, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. As of December 31, 2013, no measurement period adjustment had been recorded.

Prior to the acquisition, Doyo did not prepare its financial statements in accordance with U.S. GAAP. The Group determined that the cost of reconstructing the financial statements of Doyo for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Doyo’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Doyo on its own to be material to the Group. Thus the Group’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

Acquisition of the RaidCall Business

In December 2013, the Group acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, $27.6 million was paid by the Company to the Kalends Group for a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly issued ordinary shares of TalkTalk. See Note 2.f “Acquisition of the RaidCall Business.” On the acquisition date, the allocation of the consideration for assets acquired and liabilities assumed based on their fair values was as follows:

As of December 24, 2013 (in thousands)
Cash Consideration	$47,627

Tangible assets	20,016
Identifiable intangible assets acquired	17,888
Goodwill	33,740
Fair value of non-controlling interest	(17,172)
Liability assumed	(6,845)

Total	$47,627

The excess of the purchase price over the tangible assets, identifiable intangible assets (consisting primarily of software technology and domain name) acquired and liabilities assumed was recorded as goodwill relating to the online game segment. Charges for impairment of acquired intangible assets for the year ended December 31, 2013 were $nil. The acquired identifiable intangible assets were valued by the income approach. Total goodwill of $33.7 million primarily represents synergies between the Company’s existing online game business and the RaidCall Business that are expected to result from an enhancement of game players’ experience through the Company’s offering of the RaidCall communications tool with the Company’s online games. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

As of December 31, 2013, no measurement period adjustment had been recorded.

Prior to the acquisition, the RaidCall Business did not prepare its financial statements in accordance with U.S. GAAP. The Group determined that the cost of reconstructing the financial statements of the RaidCall Business for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of the Raidcall Business’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider the Raidcall Business on its own to be material to the Group. Thus the Group’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is not necessary.

7. BANK LOANS AND RESTRICTED TIME DEPOSITS

In 2012 and 2013, Changyou drew down loans from offshore branches of certain banks for the purposes of expediting the payment of a special one-time cash dividend to its shareholders, providing working capital to support its overseas operations, and funding the Company’s acquisitions and the Company’s share repurchase program. These bank loans were secured by an equivalent or greater amount of RMB deposits by Changyou in the onshore branches of such banks. The loans from the offshore branches of the lending banks are classified as short-term bank loans or long-term bank loans based on their payment terms.

As of December 31, 2013, the total amount of the bank loans was $410.3 million, of which $307.0 million carried a floating rate of interest based on the London Inter-Bank Offered Rate (“LIBOR”) and $103.3 million carried a fixed rate of interest. For the years ended December 31, 2012 and 2013, interest income from the restricted time deposits securing the loans was $4.1 million and $13.0 million, respectively, and interest expense on the bank loans was $2.1 million and $8.8 million, respectively.

8. ACCOUNTS RECEIVABLE, NET

The carrying amounts of accounts receivable of the Group are stated are as follows:

	As of December 31, (in thousands)
	2012	2013
Accounts receivable	$26,462	$38,673
Less: provision for bad debts	(3,098)	(2,677)

Net Book Value	$23,364	$35,996

9. PREPAID AND OTHER CURRENT ASSETS

	As of December 31, (in thousands)
	2012	2013
Refundable corporate income tax	$—	$20,835
Accrued interest income	2,013	10,589
Prepayment for Sohu services	10,101	10,104
Rental deposits	2,307	4,305
Employee advance	1,252	3,430
Restricted cash	795	2,149
VAT refund receivables	2,355	2,118
Capitalized transaction cost	1,670	—
Deferred tax assets	2,229	4,743
Others	6,323	6,184

Total	$29,045	$64,457

10. FIXED ASSETS, NET:

	As of December 31, (in thousands)
	2012	2013
Office building	$36,261	$207,987
Computer equipment (including servers)	52,349	56,852
Leasehold and building improvements	15,121	31,598
Office furniture	1,610	2,300
Vehicles	1,286	1,453

Total	106,627	300,190
Less: accumulated depreciation	(41,799)	(53,516)

Net book value	$64,828	$246,674

The depreciation expense for fixed assets was $11.1 million, $14.6 million and $15.6 million, respectively, for the years ended December 31, 2011, 2012 and 2013. The balance of office building increased by $171.7 million as the Company’s headoffice in Beijing has been put into use in December 2013.

11. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2013 (in thousands)
	Gross			Net
	Carrying	Accumulated		Carrying
Items	Amount	Amortization	Impairment	Amount
Operating rights for licensed games	$25,588	$(8,083)	$(7,244)	$10,261
Computer software	5,379	(2,672)	(260)	2,447
Developed technologies	36,698	(12,870)	(3,432)	20,396
Trademarks and domain names	18,048	(3,939)	(543)	13,566
Cinema advertising slot rights	87,210	(61,314)	(4,115)	21,781
Others	7,406	(867)	(1,595)	4,944

Total	$180,329	$(89,745)	$(17,189)	$73,395

	As of December 31, 2012 (in thousands)
	Gross			Net
	Carrying	Accumulated		Carrying
Items	Amount	Amortization	Impairment	Amount
Operating rights for licensed games	$14,092	$(4,871)	$(4,223)	$4,998
Computer software	3,151	(1,589)	(260)	1,302
Developed technologies	27,289	(7,569)	(2,476)	17,244
Trademarks and domain names	9,215	(3,132)	(527)	5,556
Cinema advertising slot rights	71,064	(42,620)	(3,992)	24,452
Others	2,347	(714)	(936)	697

Total	$127,158	$(60,495)	$(12,414)	$54,249

The amortization expense for intangible assets was $17.7 million, $23.4 million and $26.8 million, respectively, for the years ended December 31, 2011, 2012 and 2013.

As of December 31, 2013, amortization expense of intangible assets for future years is expected to be as follows:

Amortization expense of intangible assets (in thousands)
2014	$32,327
2015	17,592
2016	8,507
2017	2,483
2018	2,427
Thereafter	10,059

Total expected amortization expense	$73,395

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

In August 2011, the Group acquired 10% of the equity interests of JCR Soft Company Limited for fixed cash consideration of $350,000. As the Group does not have significant influence over JCR Soft, the Group accounts for the equity investment using the cost method. The Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320 Investments-Debt and Equity Securities (ASC 320), 320-10-35, Subsequent Measurement, and concluded that the estimated fair value of the investment in JSR Soft is significantly less than its carrying value and, therefore, the Group provided for an impairment loss of $350,000 to reduce the carrying value of this investment to $nil.

In 2012, the Group acquired 10% of the equity interests of Bridea Corporation for fixed cash consideration of $500,000. As the Group does not have significant influence over Bridea Corporation, the Group accounts for the equity investment using the cost method. We recorded a full impairment of our investment in Bridea for the year ended December 31, 2013.

13. GOODWILL

In 2013, for the reporting units of the MMOG business, the Web game business, the 17173 Business and the cinema advertising business, the Company qualitatively assessed whether it is more likely than not that the fair values of these reporting units were less than their carrying amounts. The MMOG business and the Web game business are aggregated and presented as the online game business reporting unit.

The changes in the carrying value of goodwill are as follows:

	Online Game (in thousands)	17173 Business (in thousands)	Others (in thousands)	Total (in thousands)
Balance as of December 31, 2012
Goodwill	$116,992	$17,929	$5,201	$140,122
Accumulated impairment losses	—	—	(5,201)	(5,201)

	$116,992	$17,929	$—	$134,921

Transactions in 2013
Acquisitions	$33,740	$7,626	$—	$41,366
Foreign exchange	3,363	602	—	3,965
Balance as of December 31, 2013
Goodwill	$154,095	$26,157	$5,201	$185,453
Accumulated impairment losses	—	—	(5,201)	(5,201)

	$154,095	$26,157	$—	$180,252

For the qualitative analysis performed for the MMOG business, the Web game business and the online advertising business, the Company took into consideration all the events and circumstances listed in ASC350, Intangibles—Goodwill and Other, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test for the MMOG business, the Web game business and the online advertising business. In addition, Doyo and the RaidCall Business were acquired in November and December 2013, respectively. Since Doyo primarily engages in the online advertising and traffic monetization business, which has similar economic characteristics to the 17173 Business, the 17173 Business and Doyo are aggregated as a reporting unit. The RaidCall Business will be aggregated with the Company’s online game segment as one reporting unit, since the RaidCall Business’s communications tool is expected to enhance playing experience of the Company’s game players.

After completing its annual impairment reviews for each reporting unit on an annual basis as of October 1, 2013, the Company concluded that goodwill was not impaired. Management is not aware of the occurrence any significant events or changes in circumstances from the assessment date to December 31, 2013 that would be more likely than not to reduce the fair values of the reporting units below their carrying values.

14. OTHER ASSETS, NET:

	As of December 31, (in thousands)
	2012	2013
Prepayment for an office building	$126,004	$—
Prepayment for Sohu services	10,138	259
Deferred tax assets, net	2,771	958
Employee advance	—	4,796
Accrued interest income	2,229	1,132
Others	661	915

Total	$141,803	$8,060

In August 2010, the Group entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as its headquarters. In accordance with the contract, the Group had paid $126.0 million to the property developer through December 31, 2012. The Group put the office building in service in December 2013.

15. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2012 and 2013:

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$10,388	$—	$10,388	$—
Restricted time deposits	424,674	—	424,674	—
Short-term investments	2,827	—	2,827	—

Total	$437,889	$—	$437,889	$—

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$178,059	$—	$178,059	$—
Restricted time deposits	246,599	—	246,599	—
Short-term investments	51,720	—	51,720	—

Total	$476,378	$—	$476,378	$—

Cash equivalents

The Company’s cash equivalents include time deposits with maturities of three months or less. These time deposits are classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical time deposits and therefore, in order to determine their fair value, the Company had to use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that were observable or could be corroborated by observable market data for substantially the full term of the assets or liabilities.

As of December 31, 2012 and 2013, the Company’s cash equivalents included time deposits with maturities of three months or less amounting to $178.1 million and $10.4 million, respectively.

Restricted time deposits

Restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Short-term investments

To estimate the fair value of investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

As of December 31, 2012 and 2013, the Company’s investments in financial instruments were approximately $51.7 million and $2.8 million, respectively. The financial instruments are issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets. Since the maturity dates of these financial instruments are within one year, the investments are classified as short-term investments.

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

Long-term prepayment and other non-current assets and long-term payables

Long-term prepayment and other non-current assets are financial assets with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial. Long-term account payable are financial liabilities with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial. The rates of interest under the Company’s loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of long-term bank loans. The Company estimated fair values of long-term prepayment in non-current assets and long-term account payable using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

16. RECEIPTS IN ADVANCE AND DEFERRED REVENUE

	As of December 31, (in thousands)
	2012	2013
Receipts in advance	$15,074	$13,142
Deferred revenue	28,585	30,700

Total	$43,659	$43,842

17. OTHER ACCRUED LIABILITIES

	As of December 31, (in thousands)
	2012	2013
Consideration payable for business acquisitions	$19,658	$2,820
Customer deposits	5,258	3,807
Advance from government grants	3,007	3,479
Accrued transaction costs for acquisition of the 17173 Business	1,541	1,670
Others	2,695	3,096

Total	$32,159	$14,872

18. SHARE-BASED COMPENSATION

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

There was no grant of stock options by Sohu to Changyou employees during 2011, 2012 or 2013.

A summary of option activity, relating to options held by employees of the Predecessor Operations under Sohu’s 2000 Stock Incentive Plan as of December 31, 2013 and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2013	5	19.12	2.31	141
Exercised	(2)	21.63

Outstanding at December 31, 2013	3	17.71	1.46	177

Vested at December 31, 2013	3	17.71	1.46	177

Exercisable at December 31, 2013	3	17.71	1.46	177

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2013 of shares of Sohu.com Inc. common stock on NASDAQ of $72.93

The total fair values of options expensed during the years ended December 31, 2011, 2012 and 2013 were $ nil, $nil and $nil, respectively. The total intrinsic values of options exercised during the years ended December 31, 2011, 2012 and 2013 were $173,000, $110,000 and $74,000, respectively. As of December 31, 2013, there was no unrecognized compensation expense for options because the requisite service periods for the remaining options had been satisfied on or prior to that date.

As of December 31, 2013, there was $nil of unrecognized compensation expenses related to unvested restricted stock units, net of estimated forfeitures. The total fair values of restricted stock units expensed during the years ended December 31, 2011, 2012 and 2013 were $31,000, $130,000 and $nil, respectively.

The total fair value of vested restricted stock units on their respective vesting dates during the years ended December 31, 2011, 2012 and 2013 were $88,000, $57,000 and $nil, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2011, 2012 and 2013.

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

Share-based compensation allocated from Sohu to the 17173 Business

A summary of option activity, relating to options held by employees of the 17173 Business under Sohu’s 2000 Stock Incentive Plan as of December 31, 2013, and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2013	7	20.30	2.13	198
Exercised	(4)	22.41

Outstanding at December 31, 2013	3	17.61	1.36	178

Vested at December 31, 2013	3	17.61	1.36	178

Exercisable at December 31, 2013	3	17.61	1.36	178

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2013 of shares of Sohu.com common stock on NASDAQ of $72.93. The total intrinsic value of share options exercised for the year ended December 31, 2013 was $171,000.

No options have been granted under Sohu’s 2000 Stock Incentive Plan since 2006. For the years ended December 31, 2011, 2012 and 2013, no share-based compensation expense was recognized for share options because the requisite service periods for share options had ended by the end of 2009.

A summary of restricted stock unit activity, relating to restricted stock units held by employees of the 17173 Business under Sohu’s 2000 Stock Incentive Plan as of December 31, 2013, and changes during the year then ended, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2013	8	$61.27
Vested	(4)	61.27
Forfeited	(1)	61.27

Unvested at December 31, 2013	3	61.27

Expected to vest thereafter	2	61.27

As of December 31, 2013, there was $4,000 of unrecognized compensation expenses related to unvested restricted stock units, net of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 0.25 years. The total fair values of restricted stock units granted to employees expensed during the years ended December 31, 2011, 2012 and 2013 were $321,000, $173,000 and $76,000, respectively.

The total fair value of vested restricted stock units on their respective vesting dates during the years ended December 31, 2011, 2012 and 2013 were $405,000, $353,000 and $182,000, respectively.

The total fair values of options and restricted stock units expenses relating to Sohu’s senior management allocated to the 17173 Business during the years ended December 31, 2011, 2012 and 2013 were $218,000, $ nil and $nil, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2011, 2012 and 2013.

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

Through December 31, 2013, the Company had granted under the Changyou 2008 Share Incentive Plan 15,000,000 Class B ordinary shares to Tao Wang, Chief Executive Officer of Changyou, through Prominence Investments Ltd. (“Prominence”) and 4,823,552 Class A and/or Class B restricted share units (settleable by issuance of Class A ordinary shares or Class B ordinary shares, respectively) to certain of its executive officers other than Tao Wang and to certain of its employees and certain Sohu employees. Prominence is an entity that may deemed under applicable rules of the Securities and Exchange Commission (“SEC”) to be beneficially owned by Tao Wang.

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

For the years ended December 31, 2011, 2012 and 2013, total share-based compensation expense recognized for awards under the Changyou 2008 Share Incentive Plan was $5.5 million, $3.4 million and $1.2 million, respectively.

For Changyou restricted shares granted to Tao Wang and restricted share units granted to senior management and certain key employees before Changyou’s initial public offering, there was no unrecognized share-based compensation expense as of December 31, 2013, as these awards were fully vested in 2012.

Share awards to other employees

On February 17, 2009, the Company granted an aggregate of 456,000 Class A restricted share units to certain of its employees. These restricted share units are subject to vesting over a four-year period commencing upon the completion of the listing of the Company’s Class A ordinary shares in an initial public offering.

A summary of restricted share units activity as of and for the year ended December 31, 2013, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2013	81	$8.00
Vested	(81)	8.00

Unvested at December 31, 2013	—

Expected to vest thereafter	—

Share-based compensation expense relating to the 456,000 Class A restricted share units for the years ended December 31, 2011, 2012 and 2013 was $0.6 million, $0.3 million and negative $0.3 million, respectively. The negative $0.3 million represents Changyou’s true-up of the share-based compensation expense for restricted share units forfeited in 2013. As of December 31, 2013, there was no unrecognized compensation expense related to 456,000 Class A restricted share units of the Company granted to employees before the initial public offering.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2011, 2012 and 2013 were $1.6 million, $1.2 million and $1.1 million, respectively.

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

As of December 31, 2013, the Company had granted an aggregate of 367,552 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees. These Class A restricted share units are subject to vesting over a four-year period commencing on grant dates. The fair values as of grant dates of restricted share units were determined based on the Company’s share price on the grant dates.

A summary of restricted share unit activity with respect to grants under the Changyou 2008 Share Incentive Plan as of and for the year ended December 31, 2013 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2013	502	$13.08
Granted	78	14.40
Vested	(365)	12.73
Forfeited	(10)	12.11

Unvested at December 31, 2013	205	14.26

Expected to vest thereafter	193	14.26

Share-based compensation expense recognized for restricted share units for the years ended December 31, 2011, 2012 and 2013 under the Changyou 2008 Share Incentive Plan was $3.5 million, $2.8 million and $1.4 million, respectively. As of December 31, 2013, there was $1.2 million of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 1.06 years.

The total fair values of restricted stock units vested on their respective vesting dates during the years ended December 31, 2011, 2012 and 2013 were $6.1 million, $4.6 million and $5.3 million, respectively.

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

A summary of restricted share units to employees of the 17173 Business as of and for the year ended December 31, 2013 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Fair Value
Unvested at January 1, 2013	24	$17.75
Vested	(10)	17.80
Forfeited	(1)	18.00

Unvested at December 31, 2013	13	17.68

Expected to vest thereafter	12	17.68

Share-based compensation expense relating to these 60,000 Class A restricted share units for the years ended December 31, 2011, 2012 and 2013 was $0.5 million, $0.3 million and $0.1 million, respectively. As of December 31, 2013, there was $61,000 of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 0.58 years.

The total fair values of restricted share units vested on their respective vesting dates during the years ended December 31, 2011, 2012 and 2013 were $0.2million, $0.2 million and $0.2 million, respectively.

7Road 2012 Share Incentive Plan

On July 10, 2012, 7Road Cayman adopted a 2012 Share Incentive Plan (the “7Road 2012 Share Incentive Plan”), which initially provided for the issuance to selected directors, officers, employees, consultants and advisors of 7Road of up to 5,100,000 ordinary shares of 7Road Cayman (amounting to 5.1% of the then outstanding 7Road Cayman shares on a fully-diluted basis). On November 2, 2012, 7Road Cayman’s Board of Directors and its shareholders approved an increase from 5,100,000 to 15,100,000 ordinary shares (amounting to 13.7% of the then outstanding 7Road Cayman shares on a fully-diluted basis) under the 7Road 2012 Share Incentive Plan.

On May 1, 2013, Changyou entered into an agreement to acquire all of the outstanding ordinary shares of 7Road Cayman held by non-controlling shareholders. The acquisition closed on June 5, 2013.

On June 28, 2013, 7Road Cayman’s Board of Directors approved the cancellation of the 7Road 2012 Share Incentive Plan. 7Road Cayman concurrently offered to a total of 42 7Road employees holding an aggregate of 2,223,750 restricted share units which had been granted under the 7Road 2012 Share Incentive Plan the right to exchange their restricted share units for, at each employee’s election, in each case subject to the employee’s continued employment by 7Road, either (i) Scheme I: the right to a cash payment of up to an aggregate of $2.90 per restricted share unit exchanged, vesting and payable at the rate of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of July 18, 2012, which is the date when the surrendered restricted share units were granted under the 7Road 2012 Share Incentive Plan, or (ii) Scheme II: the right to receive an annual cash bonus, over a seven-year period commencing July 1, 2013, based on adjusted annual cumulative net income of 7Road. All restricted share units held by these 42 holders under the 7Road 2012 Share Incentive Plan as of June 28, 2013 were included in this exchange program.

As the original awards of restricted share units made under the 7Road 2012 Share Incentive Plan included as a vesting condition the completion of an IPO, which is not considered probable under it occurs, no share-based compensation expense was recognized for the fair value of the original awards. As of the date of the modification resulting from the exchange program, incremental compensation expense, which is not classified as share-based compensation expense, will be the fair values of the two new compensation schemes included in the exchange program.

For Scheme I, the modification resulted in total incremental compensation expense of $5.7 million, which will be recognized in the consolidated statements of comprehensive income ratably over the remaining vesting period of the awards for each tranche. For fiscal year 2013, compensation expense of $3.3 million was recognized in the consolidated statements of comprehensive income. As of December 31, 2013, 7Road paid $1.6 million in cash bonuses under Scheme I.

For Scheme II, the incremental compensation expense varies depending on 7Road’s financial performance. In the third quarter of 2013, 7Road granted to an additional 48 7Road employees the right to receive an annual cash bonus under Scheme II with the same terms as described above. For the fiscal year 2013, compensation expense of $0.4 million was recognized in the consolidated statements of comprehensive income.

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

On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road Cayman held by the non-controlling shareholders. The acquisition closed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, $2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interest in 7Road Cayman over the purchase price as of the closing date, was recorded in the equity accounts.

For the year ended December 31, 2013, an accretion charge of $17.8 million, compared to $11.2 million for the year ended December 31, 2012, was recorded as net income attributable to the mezzanine classified non-controlling interest shareholders in the statements of comprehensive income.

20. TAXATION

a. Transition from PRC Business Tax to PRC Value Added Tax

The Pilot Program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Effective September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing.

Cinema advertising revenues became subject to VAT on January 1, 2012 and online advertising revenues became subject to VAT on September 1, 2012, at a rate of 6%.

Effective December 1 2012, revenues derived from the operation of Web games that were not developed in-house became subject to VAT at a rate of 6%.

b. Business Tax and related Surcharges

Prior to the Pilot Program, the Group was subject to a 5% Business Tax and 0.6% in related surcharges on revenues from MMOG operations, the online advertising business in the PRC, and the cinema advertising business in the PRC. Business Tax and the related surcharges are recognized when the revenue is earned.

After the Pilot Program, the Company’s MMOG operations remain subject to Business Tax and the related surcharges.

c. VAT

Prior to the Pilot Program, in addition to Business Tax and related surcharges, the Group was subject to VAT at an effective rate of 3% for revenues from intra group software sales in the PRC. In 2011, with the consolidation of 7Road, VAT was imposed on its in-house-developed Web game revenue at a rate of 17%, with a 14% immediate tax refund, resulting in a net rate of 3% plus a related surcharge of 2% on such revenue.

After the Pilot Program, the Group’s online advertising and cinema advertising revenues are subject to VAT at a rate of 6%.

There is an additional culture construction fee surcharge of 3% on revenues from the online advertising and cinema advertising businesses. In addition, entities incorporated in Beijing were subject to a surcharge of 0.72% on their revenues for the year ended December 31, 2013.

d. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2011, 2012 and 2013.

China

The Company’s subsidiaries and VIEs in China are governed by the Corporate Income Tax Law (“CIT Law”), which became effective on January 1, 2008. Pursuant to the CIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%, certain High and New Technology Enterprises are entitled to a favorable statutory tax rate of 15%, and Software Enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease are qualified as software enterprises and were subject to a 50% tax reduction to a rate of 12.5% from fiscal year 2009 to fiscal year 2011. Both AmazGame and Gamease were approved as High and New Technology Enterprises in September 2011 and enjoyed a preferential income tax rate of 15% for 2012 and 2013. In addition, AmazGame is qualified as a “Key National Software Enterprise” for 2013 and 2014 and will enjoy a further reduced preferential tax rate of 10% for those years. Gamespace qualified as a software enterprise and was entitled to an income tax exemption for the fiscal years 2012 and 2013 and will be entitled to a 50% tax reduction to a rate of 12.5% for the subsequent three years.

Shenzhen 7Road is qualified as a software enterprise and was entitled to an income tax exemption for the fiscal years 2009 and 2010 and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Shanghai ICE is qualified as a software enterprise and was entitled to an income tax exemption for the fiscal years 2010 and 2011 and a 50% tax reduction to a rate of 12.5% for the subsequent three years. ICE Information and 7Road Technology are qualified as software enterprises and are entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction for the subsequent three years, if they continue to maintain the qualifications. 7Road Technology was profitable in 2013 and enjoyed an income tax exemption for that year.

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

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of the Company’s Hong Kong subsidiaries is, in the light of Circular 601, to be considered a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of the Company’s PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual New CIT Law rate of 10%. In order to fund the distribution of a dividend to the Company’s shareholders, the Company’s board of directors determined to cause one of the Group’s PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone 2013 earnings to its direct overseas parent company, Changyou HK. The Company does not intend to cause any of its PRC subsidiaries to distribute any profits of such subsidiaries with respect to years prior to 2012 to their direct overseas parent companies, but rather intends that such profits will be retained by such subsidiaries for their PRC operations. Under the corporate income tax law and relevant rules, such dividend out of earnings generated after January 1, 2012 is subject to a 5% withholding tax. Therefore, withholding tax associated with this distribution plan was accrued and recorded as deferred tax liabilities in the amount of $18.8 million as of December 31, 2013.

For the years ended December 31, 2011, 2012 and 2013, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31, (in thousands)
	2011	2012	2013
Loss from foreign entities	$(13,211)	$(17,283)	$(35,175)
Income from PRC entities	304,805	378,284	357,980

Income before income tax expenses	$291,594	$361,001	$322,805
Current income tax expense	$43,548	$55,995	$28,909
Deferred tax	(1,462)	9,718	5,382

Income tax expenses applicable to PRC entities	$42,086	$65,713	$34,291
Foreign withholding tax expense	1,494	1,692	2,092

Income tax expense	$43,580	$67,405	$36,383

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2011	2012	2013
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	(16.1)%	(10.9)%	(19.5)%
Effect of withholding taxes	0.5%	3.7%	2.7%
Changes in valuation allowance	3.2%	2.6%	2.4%
Other permanent book-tax differences	2.3%	(1.7)%	0.7%

Effective CIT rate	14.9%	18.7%	11.3%

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2011	2012	2013
Tax holiday effect	$46,910	$39,451	$62,893
Basic earnings per share	$0.45	$0.37	$0.59

e. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets consist of the following:

	As of December 31, (in thousands)
	2012	2013
Deferred tax assets
Net operating loss from operations	$25,571	$33,830
Intangible assets	3,183	2,775
Accrued salary and benefits	4,538	5,366
Others	2,335	2,194

Total deferred tax assets	35,627	44,165
Less: Valuation allowance	(30,627)	(38,464)

Net deferred tax assets	$5,000	$5,701

Deferred tax liability
Related to acquired intangible assets	$3,846	$8,301
Withholding tax related to distribution of dividend	11,878	18,814
VAT refund	3,978	4,033

Net deferred tax liabilities	$19,702	$31,148

As of December 31, 2012 and 2013, the Group has made a valuation allowance against its deferred tax assets to the extent such deferred tax assets are not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including the Group’s limited operating history and uncertainty as to the success of the Group’s businesses due to intense competition in the industries in which the Group operates its businesses.

21. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2011, 2012 and 2013, the Group contributed approximately a total of $14.4 million, $20.5 million and $30.1 million, respectively, to these funds.

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

For the years ended December 31, 2011, 2012 and 2013, profit appropriation to the statutory surplus fund was approximately $3.6 million, $nil and $16,000, respectively, and there was no profit appropriation to the general reserve fund for any of those years.

23. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2011	2012	2013
Numerator:
Net income attributable to Changyou.com Limited	$245,456	$282,400	$268,642
Numerator for basic earnings per share	245,456	282,400	268,642
Numerator for diluted earnings per share	245,456	282,400	268,642
Denominator:
Weighted average number of ordinary shares outstanding—basic	104,854	105,656	106,252
Incremental shares from treasury share method—restricted share units	1,746	1,136	424

Weighted average number of ordinary shares outstanding—diluted	106,600	106,792	106,676

Basic net income per share	$2.34	$2.67	$2.53
Diluted net income per share	$2.30	$2.64	$2.52

There were no potential ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share for any of the years presented.

24. SEGMENT INFORMATION

The Group has determined that it currently operates in the following principal reportable segments: (1) online game and (2) the 17173 Business. Others consists of cinema advertising only.

Year Ended December 31, 2013

(in thousands)

	Online game	17173 Business	Others	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	669,168	—	—	—	669,168
Online advertising	—	54,882	—	(4,884)	49,998
IVAS	—	5,402	—	—	5,402
Others	—	—	25,031	(11,724)	13,307

Total revenues	669,168	60,284	25,031	(16,608)	737,875
Cost of revenues:
Online game	93,048	—	—	187	93,235
Online advertising	—	13,797	—	—	13,797
IVAS	—	1,860	—	(74)	1,786
Others	—	—	17,518	—	17,518
SBC (2) in cost of revenues	71	30	—	—	101

Total cost of revenues	93,119	15,687	17,518	113	126,437

Gross profit	576,049	44,597	7,513	(16,721)	611,438
Operating expenses:
Product development	109,964	9,470	—	—	119,434
Sales and marketing	122,452	14,722	7,143	(15,561)	128,756
General and administrative	52,622	3,375	570	—	56,567
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	—	—	—	—
SBC (2) in operating expenses	1,129	44	—	—	1,173

Total operating expenses	286,167	27,611	7,713	(15,561)	305,930

Operating profit (loss)	289,882	16,986	(200)	(1,160)	305,508
Interest income	28,419	23	13	—	28,455
Foreign currency exchange loss	(5,935)	—	(1)	—	(5,936)
Interest expense	(8,835)	—	—	—	(8,835)
Other income (expense)	3,187	(169)	113	482	3,613

Income before income tax expense	306,718	16,840	(75)	(678)	322,805
Income tax expense (credit)	35,988	(15)	410	—	36,383

Net income	270,730	16,855	(485)	(678)	286,422
Less: Net income attributable to the mezzanine classified non-controlling interest	17,780	—	—	—	17,780

Net income attributable to Changyou.com Limited	252,950	16,855	(485)	(678)	268,642

Year Ended December 31, 2012

(in thousands)

	Online game	17173 Business	Others	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	570,533	—	—	(187)	570,346
Online advertising	—	45,727	—	(3,202)	42,525
IVAS	—	4,307	—	—	4,307
Others	—	—	6,251	—	6,251

Total revenues	570,533	50,034	6,251	(3,389)	623,429
Cost of revenues:
Online game	76,193	—	—	—	76,193
Online advertising	—	6,468	—	—	6,468
IVAS	—	1,696	—	(187)	1,509
Others	—	—	20,046	—	20,046
SBC (2) in cost of revenues	239	67	—	—	306

Total cost of revenues	76,432	8,231	20,046	(187)	104,522

Gross profit	494,101	41,803	(13,795)	(3,202)	518,907
Operating expenses:
Product development	70,386	1,378	137	—	71,901
Sales and marketing	51,584	6,629	5,302	(3,202)	60,313
General and administrative	30,013	995	1,323	—	32,331
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	1,670	—	1,236	—	2,906
SBC (2) in operating expenses	3,258	105	—	—	3,363

Total operating expenses	156,911	9,107	7,998	(3,202)	170,814

Operating profit (loss)	337,190	32,696	(21,793)	—	348,093
Interest income	15,855	11	16	—	15,882
Foreign currency exchange loss	(558)	—	—	—	(558)
Interest expense	(2,243)	—	—	—	(2,243)
Other expense	(51)	—	(122)	—	(173)

Income before income tax expense	350,193	32,707	(21,899)	—	361,001
Income tax expense (credit)	67,748	—	(343)	—	67,405

Net income	282,445	32,707	(21,556)	—	293,596
Less: Net income attributable to the mezzanine classified non-controlling interest	11,196	—	—	—	11,196

Net income attributable to Changyou.com Limited	271,249	32,707	(21,556)	—	282,400

Year Ended December 31, 2011

(in thousands)

	Online game	17173 Business	Others	Eliminations and adjustments	Consolidated
Revenues(1)	$435,512	$44,981	$10,853	$(6,770)	$484,576
Segment cost of revenues	49,735	3,764	13,783	—	67,282
SBC (2) in cost of revenues	102	128	—	—	230

Total cost of revenues	49,837	3,892	13,783	—	67,512

Gross profit (loss)	385,675	41,089	(2,930)	(6,770)	417,064
Operating expenses:
Product development	47,234	2,139	466	—	49,839
Sales and marketing	48,241	2,015	5,447	(6,770)	48,933
General and administrative	23,149	2,394	1,613	—	27,156
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	—	5,420	—	5,420
SBC (2) in operating expenses	5,354	411	—	122	5,887

Total operating expenses	123,978	6,959	12,946	(6,648)	137,235

Operating profit (loss)	261,697	34,130	(15,876)	(122)	279,829
Interest income	11,916	—	17	—	11,933
Foreign currency exchange loss	(618)	—	—	—	(618)
Interest expense	(7)	—	—	—	(7)
Other income	267	2	188	—	457

Income before income tax expense	273,255	34,132	(15,671)	(122)	291,594
Income tax expense (credit)	40,965	2,732	(117)	—	43,580

Net income	232,290	31,400	(15,554)	(122)	248,014
Less: Net income attributable to the mezzanine classified non-controlling interest	2,558	—	—	—	2,558

Net income attributable to Changyou.com Limited	$229,732	$31,400	$(15,554)	$(122)	$245,456

Note (1):	The intercompany elimination for segment revenues mainly consists of sales and marketing services provided by the 17173 Business and the others business to the online game segment.
Note (2):	“SBC” stands for share-based compensation expense.

	As of December 31, 2013 (in thousands)
	Online game	17173 Business	Others	Intercompany Eliminations	Consolidated
Cash and cash equivalents	$535,659	$6,882	$5,943	$—	$548,484
Restricted time deposits	424,674	—	—	—	424,674
Accounts receivable, net	21,477	10,926	3,593	—	35,996
Fixed assets, net	241,853	4,207	614	—	246,674
Intangible assets, net	47,776	3,820	21,799	—	73,395
Goodwill	154,095	26,157	—	—	180,252

Total assets (1)	$1,486,070	$76,361	$198	$22,583	$1,585,212

	As of December 31, 2012 (in thousands)
	Online game	17173 Business	Others	Intercompany Eliminations	Consolidated
Cash and cash equivalents	$360,377	$2,449	$3,813	$—	$366,639
Restricted time deposits	246,599	—	—	—	246,599
Accounts receivable, net	14,558	7,617	1,189	—	23,364
Fixed assets, net	62,019	2,253	556	—	64,828
Intangible assets, net	29,575	188	24,486	—	54,249
Goodwill	116,992	17,929	—	—	134,921

Total assets (1)	$1,020,899	$44,480	$5,602	$43,532	$1,114,513

Note (1):	The intercompany elimination for segment assets mainly consists of an operating funds loan to and long term investment in the others.

25. TREASURY SHARES

On July 27, 2013, the Company’s board of directors approved a share repurchase program (the “Share Repurchase Program”), pursuant to which the Company may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to $100 million of the Company’s outstanding ADSs over a two-year period from July 27, 2013 to July 26, 2015. As of December 31, 2013, the Company had repurchased under the Share Repurchase Program an aggregate of 590,500 ADSs, representing 1,181,000 Class A ordinary shares at an average price of $29.2 per ADS, or $14.6 per Class A ordinary share, for aggregate consideration of $17.24 million. These shares were recorded at their historical purchase cost of $17.24 million and were not canceled.

26. RELATED PARTY TRANSACTIONS

The table below sets forth major related parties and their relationships with the Group.

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
Zhou You	An equity investee of the Company
Jin Dian	A controlled company by a member of board

On December 15, 2011, the Group completed the acquisition from Sohu of certain assets and business operations associated with the 17173 Business for fixed cash consideration of approximately $162.5 million. Under the acquisition agreement, the net profit of $1.3 million generated from the Group’s operation of the 17173 Business during the Transition Period from December 16, 2011 through December 31, 2011, was for the benefit of Sohu. The Company accounted for this $1.3 million as part of the consideration for the acquisition. See Note 6 “BUSINESS COMBINATIONS—Acquisition of the 17173 Business”.

Jin Dian is controlled by Mr. Baoquan Zhang, who was a former member of our Board of Directors until his resignation on September 27, 2013. Jin Dian was no longer a related party of the Group after Mr. Zhang’s resignation.

On November 29, 2011, the Group and Sohu separately entered into a services agreement and an online links and advertising agreement (together, the “Services and Advertising Agreements”), pursuant to which Sohu provide links and advertising space and technical support to the Group, including the provision and maintenance of user log-in, information management and virtual currency payment systems of the 17173 Business. The Services and Advertising Agreements provide for a term of twenty-five years for the virtual currency payment system services, and an initial term of three years for all the other relevant services and links and advertising space, and involve aggregate fees to Sohu of approximately $30 million. Under the Services and Advertising Agreements, the Group may renew certain rights for a subsequent term of twenty-two years, and may obtain a perpetual software license in respect of the information management system and the user log-in system following the expiration of the three-year term, subject to the Group’s payment to Sohu of additional fees of up to approximately $5 million in the aggregate. During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

	For the year ended December 31, (in thousands)
Transactions with Sohu	2011	2012	2013
Services provided by Sohu
Sales and marketing services provided by Sohu	$6,002	$14,026	$13,390
Corporate expenses	1,483	27	12
Other service provided by Sohu	37	50	373
Acquisition of the 17173 Business
Acquisition of the 17173 Business from Sohu	163,784	—	—

	For the year ended December 31, (in thousands)
Transactions with Jin Dian	2011	2012	2013
Advertising slots provided by Shi Dai Jin Dian Cinema Investing Co., Ltd, or Jin Dian	$763	$1,552	$1,310

As of December 31, 2012 and 2013, the amounts due to related parties were as follows:

	As of December 31, (in thousands)
	2012	2013
Due to Jin Dian	$4,191	$—
Due to Zhou You (royalty fees payable to Zhou You)	322	332

As of December 31, 2012 and 2013, amounts due from and prepayment to related parties were as follows:

	As of December 31, (in thousands)
	2012	2013
Due from Sohu (mainly arising from customer advances collected by Sohu on behalf of the Group)	$495	$393
Short-term and long-term prepayments to Sohu under services and advertising agreements	20,239	10,363

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts charged to third parties. These balances are interest free and settleable on demand.

27. COMMITMENTS AND CONTINGENCIES

The Group has future rental commitments related to its bandwidth leasing charges, office rental, services and advertising agreements with Sohu, fees for game development services performed by third parties and purchase fees for in-progress online games developed by third-parties recorded in operating expenses and certain other services as follows:

	Bandwidth leasing (in thousands)	Office rental (in thousands)	Fees for game development services and in-progress games (in thousands)	Others (in thousands)
2014	$7,578	$9,607	$6,498	$396
2015	715	8,058	4,726	—
2016 and thereafter	127	18,840	13,412	—

Total minimum payments required	$8,420	$36,505	$24,636	$396

Rental expenses, including bandwidth leasing charges and office rental, were approximately $17.7 million, $23.1 million, and $30.2 million, respectively, for the years ended December 31, 2011, 2012 and 2013 and were charged to the statement of comprehensive income as incurred.

The Group estimated the future capital commitments related to expenditures for games with technological feasibility and cinema advertising slot rights to be as follows:

	Expenditures for games with technological feasibility (in thousands)	Cinema advertising slot rights (in thousands)
2014	$9,264	$1,082
2015	4,550	8,931
2016 and thereafter	1,400	19,682

Total minimum payments required	$15,214	$29,695

The Group did not have any other significant capital and other commitments or guarantees as of December 31, 2013.

The Group did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2013.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the business, financial condition or results of operations.

The Group has not recorded any legal contingencies as of December 31, 2013.

28. RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities, such as AmazGame, Gamease, Gamespace, Guanyou Gamespace, 7Road Technology, Shenzhen 7Road, Yan Fan Jing He, ICE Information, Shanghai ICE and Changyou RaidCall, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 22) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders.

29. SUBSEQUENT EVENTS

On February 8, 2014, the Company’s board of directors approved three new employee incentive plans, effective January 1, 2014, each with a term of 10 years, with payments to eligible employees under the plans to be based on adjusted net profits of the Group or adjusted net profits of certain specified projects. The Group will distribute an aggregate of up to 10% of the annual adjusted net profits of the Group and up to 20% of the adjusted net profits of the specified projects to eligible employees who participate in the plans.

The Company has performed an evaluation of subsequent events through February 28, 2014, which is the date the financial statements were issued, with no other material events or transactions needing recognition or disclosure found.

30. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

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

As of December 31, 2012 and 2013, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2012	2013
	US$	US$
Assets
Current assets:
Cash and cash equivalents	10,674	17,579
Prepaid and other current assets	19	20

Total current assets	10,693	17,599
Interests in subsidiaries and variable interest entities	809,956	1,232,687

Total assets	820,649	1,250,286

Liabilities and shareholders’ equity
Short-term bank loans	113,000	353,331
Accrued liabilities	411	617

Total current liabilities	113,411	353,948
Long-term bank loans	99,353	—

Total liabilities	212,764	353,948

Shareholders’ equity
Class A ordinary shares par value $0.01, 200,000 authorized; 21,494 and 23,184 issued and outstanding as of December 31, 2012 and 2013, respectively	215	244
Class B ordinary shares par value $0.01, 97,740 authorized; 84,290 and 82,490 issued and outstanding as of December 31, 2012 and 2013, respectively	843	825
Additional paid-in capital	88,626	92,066
Treasury shares (nil and 1,181 shares, respectively as of December 31, 2012 and 2013)	—	(17,240)
Statutory reserves	9,351	9,367
Retained earnings	470,717	739,343
Accumulated other comprehensive income	38,133	71,733

Total shareholders’ equity	607,885	896,338

Total liabilities and shareholders’ equity	820,649	1,250,286

Financial information of Changyou.com Limited

Condensed Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,
	2011	2012	2013
	US$	US$	US$
Operating expenses:
General and administrative	1,969	3,195	3,552

Total operating expenses	1,969	3,195	3,552

Operating loss	(1,969)	(3,195)	(3,552)
Share of profit of subsidiaries and variable interest entities	247,399	287,251	283,436
Interest income (expense), net	26	(1,656)	(11,242)

Income before income tax expense	245,456	282,400	268,642

Net income	245,456	282,400	268,642
Other comprehensive income: Foreign currency translation adjustment	21,867	3,385	33,600

Comprehensive income	267,323	285,785	302,242

Condensed Statement of Cash Flows

(In thousands)

	For the year ended December 31,
	2011	2012	2013
	US$	US$	US$
Net cash used in operating activities	(1,937)	(4,893)	(14,668)
Cash flows from investing activities:
Shareholder loans to subsidiaries	(13,014)	(5,574)	(102,165)

Net cash used in investing activities	(13,014)	(5,574)	(102,165)
Cash flows from financing activities:
Proceeds of loans from offshore banks	—	212,353	140,978
Dividend distributed to shareholders	—	(200,875)	—
Payment for repurchase of shares	—	—	(17,240)

Net cash provided by financing activities	—	11,478	123,738

Net (decrease) increase in cash and cash equivalents	(14,951)	1,011	6,905

Cash and cash equivalents at beginning of year	24,614	9,663	10,674

Cash and cash equivalents at end of year	9,663	10,674	17,579