Form 20-F
period 2014-12-31
Changyou.com Ltd
filed 2015-03-02
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Changyou Building, Raycom Creative Industrial Park

No. 65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive offices)

Jasmine Zhou

Chief Financial Officer

Changyou Building, Raycom Creative Industrial Park

No. 65 Bajiao East Road, Shijingshan District

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,977,336 Class A ordinary shares, par value $0.01 per share, and 82,490,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2014.

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

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company”, “Changyou” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entities.

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the NASDAQ Global Select Market under the symbol “SOHU;”

•	“Sohu” or “Sohu Group” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entities;

•	“MMOGs” refers to massively multiplayer online games, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. MMORPGs and MMOFPSs are subsets of the MMOG category;

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“MMOFPSs” refers to massively multiplayer first-person shooter games;

•	“TLBB,” “BO,” “BH2,” “FFO,” “TLBB3D,” “EOS,” “SO,” “KUF2,” “FC,” and “QSMY2,” refer to “Tian Long Ba Bu,” “Blade Online,” “Blade Hero 2,” “Fantasy Frontier Online,” “Tian Long Ba Bu 3D,” “Echo of Soul,” “Steel Ocean,” “Kingdome Under Fire 2,” “Fighters Club,” and “Qin Shi Ming Yue 2,” respectively;

•	“IVAS” refers to our Internet value-added services.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, par value $0.01 per share; and

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan.

All references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars,” “U.S. dollars” and “$” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014 and audited consolidated balance sheets as of December 31, 2013 and 2014.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading provider of products and services to online gamers in China;

•	our expected development, launch and market acceptance of additional MMOGs, mobile games and Web games;

•	our ability to maintain and strengthen our 17173.com Website as a leading game information portal in China;

•	our various initiatives to implement our business strategies to expand our business through organic growth and strategic acquisitions;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online game developers and operators.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2010 and 2011 and our consolidated balance sheets data as of December 31, 2010, 2011 and 2012 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

As the 17173.com Website and Changyou were under common control by Sohu both before and after our acquisition of the 17173.com Website on December 15, 2011, the consolidated financial data presented below have been prepared as if we had owned the assets of and operated the 17173.com Website throughout the periods presented, and the consolidated financial data for the year ended December 31, 2010 have been restated accordingly. The consolidated financial data set forth below as of and for each of the years presented may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the 17173.com Website if we had owned and operated it throughout those years.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	($ in thousands, except for share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Online game	327,153	435,512	570,346	669,168	652,008
Online advertising	25,988	36,349	42,525	49,998	58,963
IVAS	965	1,862	4,307	5,402	22,357
Others	—	10,853	6,251	13,307	21,938

Total revenues	354,106	484,576	623,429	737,875	755,266
Cost of revenues:(1)
Online game	29,852	49,837	76,432	93,306	142,549
Online advertising	3,154	3,892	6,535	13,827	14,838
IVAS	—	—	1,509	1,786	22,985
Others	—	13,783	20,046	17,518	21,490

Total cost of revenues	33,006	67,512	104,522	126,437	201,862

Gross profit	321,100	417,064	518,907	611,438	553,404
Operating expenses:
Product development(1)	39,893	52,238	73,755	119,909	194,113
Sales and marketing(1)	39,211	49,893	60,639	128,830	241,307
General and administrative(1)	19,558	29,684	33,514	57,191	107,451
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	—	5,420	2,906	—	52,282

Total operating expenses	98,662	137,235	170,814	305,930	595,153

Operating profit (loss)	222,438	279,829	348,093	305,508	(41,749)
Interest income	4,194	11,933	15,882	28,455	26,091
Foreign currency exchange loss	(527)	(618)	(558)	(5,936)	(668)
Interest expense	(39)	(7)	(2,243)	(8,835)	(6,452)
Other (expense) income	(1,393)	457	(173)	3,613	4,112

Income(loss) before income tax expense	224,673	291,594	361,001	322,805	(18,666)
Income tax expense	29,990	43,580	67,405	36,383	2,493

Net income(loss)	194,683	248,014	293,596	286,422	(21,159)
Less: Net income attributable to the mezzanine classified non-controlling interest shareholders	—	2,558	11,196	17,780	—
Less: Net loss attributable to the non-controlling interest shareholders	—	—	—	—	(17,778)

Net income (loss) attributable to Changyou.com Limited	194,683	245,456	282,400	268,642	(3,381)

Net income(loss)	194,683	248,014	293,596	286,422	(21,159)
Other comprehensive income(loss):	10,291	21,867	3,385	33,600	(2,931)

Comprehensive income(loss)	204,974	269,881	296,981	320,022	(24,090)
Comprehensive income attributable to the mezzanine classified non-controlling interest shareholders	—	2,558	11,196	17,780	—
Comprehensive loss attributable to the non-controlling interest shareholders	—	—	—	—	(17,778)

Comprehensive income(loss) attributable to Changyou.com Limited	204,974	267,323	285,785	302,242	(6,312)

Cash dividend per share	—	—	1.90	—	—
Basic net income(loss) per share	1.88	2.34	2.67	2.53	(0.03)
Diluted net income(loss) per share	1.83	2.30	2.64	2.52	(0.03)
Basic net income(loss) per ADS	3.75	4.68	5.35	5.06	(0.06)
Diluted net income(loss) per ADS	3.66	4.61	5.29	5.04	(0.06)
Weighted average number of ordinary shares outstanding, basic	103,792	104,854	105,656	106,252	105,722
Weighted average number of ordinary shares outstanding, diluted	106,239	106,600	106,792	106,676	105,722
Weighted average number of ADS outstanding, basic	51,896	52,427	52,828	53,126	52,861
Weighted average number of ADS outstanding, diluted	53,120	53,300	53,396	53,338	52,861

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	($ in thousands)
Cost of revenues	430	230	306	101	152
Product development	4,465	2,399	1,854	475	1,069
Sales and marketing	569	960	326	74	105
General and administrative	4,098	2,528	1,183	624	2,788

Selected Consolidated Balance Sheet Data

	As of December 31,
	2010	2011	2012	2013	2014
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	351,027	330,411	366,639	548,484	220,794
Restricted time deposits	—	—	246,599	424,674	417,442
Accounts receivable, net	6,743	11,326	23,364	35,996	77,969
Short-term investments	—	17,560	51,720	2,827	191,577
Fixed assets, net	54,641	68,394	64,828	246,674	243,837
Total assets	528,373	753,073	1,114,513	1,585,212	1,547,965
Receipts in advance and deferred revenue	36,237	51,900	43,659	43,842	39,178
Short-term bank loans	—	—	113,000	410,331	25,500
Long-term bank loans	—	—	126,353	—	344,500
Total liabilities	100,867	180,958	444,818	671,696	605,267
Mezzanine equity	—	57,254	61,810	—	—
Non-controlling interests	—	—	—	17,178	52,310
Total shareholders’ equity	427,506	514,861	607,885	913,516	942,698
Total liabilities, mezzanine equity and shareholders’ equity	528,373	753,073	1,114,513	1,585,212	1,547,965

Risk Factors

Risks Relating to Our Business and Our Industry

Overall Risks

The markets for our products and services are evolving rapidly and significantly, which makes evaluating our business and prospects difficult.

Our business and the industry in which we operate are evolving rapidly. We were incorporated on August 6, 2007 in the Cayman Islands and began our online game business as an indirect wholly-owned subsidiary of Sohu.com Inc. In 2007 Sohu transferred all of its MMOG business to us, and in 2011 we acquired a majority interest in 7Road and began generating Web game revenues. In 2012, we began to develop and operate mobile games, but did not begin to generate any significant revenues from mobile games until late in 2014. In 2011, we began to expand into the platform channel business with our acquisition of the 17173.com Website, which operates our online advertising business, from Sohu and acquired the entities operating our cinema advertising business. In response to the rapid migration of users of Internet services from PCs to mobile devices, such as tablets and mobile phones, in November 2013, we acquired Beijing Doyo Internet Technology Co., Ltd., or Doyo, which primarily engages in the game information business; in December 2013, we acquired RaidCall, which operates free social communication software; in March 2014, we set up the wan.com Website, which offers to game players Web games of third-party developers; and in July 2014 we acquired a majority interest in MoboTap, which operates the Dolphin Browser.

Our past successes in our online games business with MMOGs and Web games may not provide a meaningful basis for you to evaluate our current business and prospects. Our mobile games and platform channel business strategies have not been proven, and present very different challenges from those presented in the past by our operation of MMOGs and Web games. We cannot be certain that we will be successful in our efforts to expand into mobile games and to monetize our platform channel business beyond the 17173.com Website. For example, our acquisition of RaidCall was not successful, as we determined that expected synergies between RaidCall and our online games business did not materialize.

You should also consider additional risks and uncertainties that may be experienced by companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to our ability to:

•	develop, license or operate new MMOGs, mobile games and Web games that are appealing to game players, meet our expected timetable for launches of new games;

•	successfully adapt to evolving business models, industry trends and market environments by developing and investing in new business strategies, products, services and technologies, including new mobile games, as well as new software for mobile devices to complement our online games and platform channel businesses;

•	raise our brand recognition and game player loyalty;

•	develop mobile games, in particular, that are successful and that, if they are successful, have acceptably long lifespans and result in an acceptable level of profit for us; see “Our business will suffer if we are unable to develop successful games for mobile app stores or successfully monetize mobile games we develop or acquire”;

•	arrange for our mobile games to be distributed through popular mobile app stores with commercial terms, including revenue-sharing arrangements, that are favorable enough to us and allow us to achieve an acceptable level of profit from the games;

•	integrate new technologies, businesses and personnel of acquired entities, and generate sufficient revenues to offset the costs and expenses of such acquisitions;

•	maintain or expand our marketing efforts to attract more game players to our games, to the game information portal of the 17173.com Website and to the various Internet software products and software for mobile devices developed or acquired by us in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts; and

•	maintain and strengthen the 17173.com Website and its leading position among game information portals in China, particularly in view of the rapid emergence of mobile games.

If we do not adapt our business to address these risks and uncertainties, our ability to continue our past success or to expand our business in the future is likely to be impeded.

Our business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. There are a number of publicly-traded companies focusing on the MMOG, mobile game and Web game markets in China with shares listed on NASDAQ, the New York Stock Exchange, the Hong Kong Stock Exchange or the Shenzhen Stock Exchange, including Tencent Holdings Limited, NetEase.com, Inc., Shanda Games Limited, Perfect World Co., Ltd., Kalends Inc., iDreamsky Technology Ltd., NetDragon Websoft Inc., Kingsoft Corporation Limited and YY Inc.

In addition, there are many venture-backed private companies focusing on online game development, further intensifying the competition. Many of our competitors aggressively hire talent for game development, and have been increasing spending on marketing for games, bidding for licenses of games, penetrating into the mobile and Web game markets, and releasing new software for mobile devices to attract a growing number of gamers that access Internet products and services through mobile devices. Increased competition in our current and intended markets may make it difficult for us to retain our existing employees and attract new employees, and to sustain our growth rate. Furthermore, we also face intense competition for cost-effective marketing resources for our games, such as game-related Websites, which could drive up our marketing costs and decrease the effectiveness of our marketing campaigns.

The 17173.com Website, which derives revenue primarily from providing online advertising services to advertisers, faces intense competition for advertising business targeting online game players, which can be expected to increase significantly in the future. We compete with other game information portals, such as duowan.com, operated by YY Inc., and game.qq.com, operated by Tencent Holdings Limited, and other Internet portals which have, or may over time be able to build, competitive advantages over us in terms of:

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

In order to compete effectively in the PRC, as well as in the worldwide market, we must continue to invest in research and development, to enhance our technology and our existing games, advertising and other services, introduce new game products and services, including games other than MMOGs, mobile games and Web games in order for us to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If our products and services are not responsive to the needs of our game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if our competitors are more successful than we are in developing compelling products or in attracting and retaining game players and advertisers, we may not be able to recoup such expenditures and our business could be adversely affected.

Our business could suffer if we do not successfully manage any future growth.

We experienced a period of rapid growth and expansion through 2013 that placed, and will continue to place, strain on our management personnel, systems and resources. In addition, to accommodate any future growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, including online payment systems, procedures and controls, improvement of our accounting and other internal management systems and security systems related to the foregoing, all of which require substantial management efforts and financial resources. We will also need to continue to train, manage and motivate our workforce, and manage our relationships with our third-party operators, distributors and service providers and our game player base. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We may not be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Our revenues increased only slightly for 2014 compared to 2013 and we suffered a net loss in 2014. We may not be able to avoid future slowing of our revenue growth or future losses.

Our revenues grew significantly in a relatively short period of time prior to 2014, but our revenue growth stalled in 2014. Primarily due to the commercial success of TLBB, our revenues grew from $623.4 million for the year ended December 31, 2012 to $737.9 million for the year ended December 31, 2013. However, our revenues for the year ended December 31, 2014 increased only slightly to $755.3 million and our net income attributable to Changyou.com Limited decreased from $282.4 million for the year ended December 31, 2012 to $268.6 million for the year ended December 31, 2013 and we suffered a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014 and sustained operating losses for each quarter of 2014. We are not likely to experience rates of revenue growth in the future similar to those that we experienced prior to 2014. We also may experience declines in our revenues or net losses in the future due to a number of factors, including, among other things, the uncertain level of popularity of our future games, the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses, and uncertainty as to our ability to integrate such newly acquired games, technologies, assets and businesses. In particular, we expect to experience significant increases in our costs and expenses as we expand our business into mobile games in order to adapt to industry trends and an evolving market environment. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

Our previous and any future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.

We have made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the Chinese online game market and expand our business domestically and internationally. Such acquisitions or strategic alliances may expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business. In addition, acquired businesses may not perform to our expectations for various reasons, including the loss of key personnel or key clients, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired technologies, businesses and assets or realize the expected benefits, we may not receive a return on our investment and our transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations. For example, in December 2013, we acquired RaidCall with the expectation of generating benefits from synergies with our online game business. However, in 2014 we recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall, as a result of our management’s assessment that the impairments existed based on its conclusion that RaidCall was unable to provide such expected synergies.

We are dependent upon our management and upon our key development and technical personnel; our business may be severely disrupted if we lose the services of any of them.

Our future success depends substantially on the services of our executive officers and our key development and technical personnel, such as our Co-Chief Executive Officer Carol Yu, our Co-Chief Executive Officer Dewen Chen, our Chief Operating Officer Xiaojian Hong, and our Chief Financial Officer Jasmine Zhou. If one or more of our executive officers or key development or technical personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. For example, Alex Ho resigned as our Chief Financial Officer effective March 4, 2014 and we had only acting Chief Financial Officers until we appointed Ms. Zhou as our Chief Financial Officer on February 7, 2015. Tao Wang resigned as our Chief Executive Officer effective November 2, 2014 and we appointed Ms. Yu and Mr. Chen as Co-Chief Executive Officers to replace Mr. Wang. Our business could be significantly disrupted if the transitions of Chief Financial Officer duties to Ms. Zhou and of Chief Executive Officer duties to Ms. Yu and Mr. Chen do not go smoothly. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals, staff members and suppliers. These executive officers and key employees could develop and operate games or platforms that could compete with and take game players and users away from our existing and future games and platforms. Although each of our executive officers and key personnel has entered into an employment agreement with non-competition provisions, these non-competition provisions may not be enforceable in China.

Risk Related to Online Games

There are uncertainties regarding the future growth of the online game industry in China.

The online game industry, from which we derive most of our revenues, is a relatively new and rapidly evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

•	whether recent declines in the use of personal computers in general, and for purposes of accessing online games in particular, continue or accelerate in China and other markets in which we offer our games;

•	growth in users of mobile devices (such as smart phones and tablets), Internet and broadband and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and during 2014;

•	the availability and popularity of other forms of entertainment, particularly games on console systems, which are already popular in developed countries and may gain popularity in China; and

•	changes in consumer demographics and public tastes and preferences.

There is no assurance that online games in general will continue to be popular in China or elsewhere. In addition, the relative popularity of MMOGs and Web games can be expected to decline as users increasingly switch to mobile devices. A decline in the popularity of our online games in general, and of the MMOGs and Web games that we operate in particular, would adversely affect our business and prospects. For example, growth in the popularity of our primary MMOG TLBB has stalled recently, and the popularity of our two most successful Web games, Wartune and DDTank, has declined recently as they have reached a mature stage in their lifespans as games.

We currently depend on our MMOG TLBB for a majority of our revenues, and any decrease in the popularity of TLBB or interruption in its operation would adversely affect our results of operations. In addition, revenues from our two most significant Web games have been declining and are expected to continue to decline.

We currently rely on our MMOG TLBB for a majority of our revenues. We launched TLBB in May 2007 and we cannot guarantee how long TLBB will continue to sustain its current level of popularity. To prolong TLBB’s lifespan, we need to continually improve and update it on a timely basis with new features that appeal to existing game players and attract new game players, and to market these new features. Despite our efforts to improve TLBB, our game players may nevertheless lose interest in it over time. See “We may not be successful in operating and improving our games to satisfy the changing demands of game players.”

Our Web games Wartune and DDTank had provided a significant portion of our revenues in recent years, but revenues from these games have been declining and are expected to continue to decline. We launched Wartune and DDTank in December 2011 and March 2009, respectively. Wartune and DDTank have both reached a mature phase and their popularity has been declining recently, and the rate of the decline in our revenues from them may accelerate.

If we fail to improve and update TLBB or other games on a timely basis, or if our competitors introduce more popular games catering to our game player base, our games can be expected to lose their popularity, which would cause our revenues to decrease. Furthermore, if there are any interruptions in TLBB or other games operations due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making purchases of virtual items, which could also cause significant decreases in our revenues.

Our MMOGs and Web games are currently accessed primarily through personal computers. As mobile devices such as tablets, mobile phones and other devices other than personal computers are increasingly used to access the Internet, we must acquire or develop increasing numbers of mobile games if we are to maintain or increase our revenues, and we may not be successful in doing so.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets to access the Internet. We believe that, for our business to be successful, we will need to develop versions of our existing games, our pipeline games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the development, support, and maintenance of games for such devices. We invested during 2014, and we expect to continue to invest, significant amounts in the acquisition, development, promotion and operation of games for mobile devices. If we are unable to successfully expand the types of devices on which our existing and future games are available, or if the versions of our games that we develop for such devices do not function well or are not attractive to users and game players, or if the mobile games that we have launched, or expect to launch in the future, are not successful, we may not be able to recoup our investments in the mobile market.

Our business will suffer if we are unable to develop successful games for mobile devices or successfully monetize mobile games we develop or acquire, and our profits from any successful mobile games can be expected to be relatively lower than the profits we have enjoyed historically for MMOGs and Web games.

Developing games for mobile devices is an important component of our strategy. We have devoted and we expect to continue to devote substantial resources to the development of our mobile games. We cannot guarantee that we will be able to develop games that appeal to players. In addition, we may encounter difficulty in integrating features on games developed for mobile devices that a sufficient number of players will pay for or otherwise sufficiently monetizing mobile games. We may not be successful in our efforts to increase our monetization from mobile games. If we are unable to implement successful monetization strategies for our mobile games, our ability to grow revenue and our financial performance will be negatively affected.

Our ability to successfully develop games for mobile devices will depend on our ability to:

•	expand the portfolio of mobile games that we develop in-house and license from third-party developers;

•	effectively develop new mobile games for multiple mobile operating systems and mobile devices;

•	effectively cross-market mobile games to players of our current MMOGs, mobile games and Web games;

•	anticipate and effectively respond to the growing number of players switching from Web games to mobile games, the changing mobile landscape and the interests of players;

•	attract, retain and motivate talented game designers, product managers and engineers with experience in developing games for mobile devices;

•	minimize launch delays and cost overruns on the development of new games;

•	effectively monetize mobile games without degrading the social game experience for our players;

•	develop games that provide for a compelling and optimal user experience through existing and developing third- party technologies, including third-party software and middleware utilized by our players; and

•	acquire and successfully integrate high quality mobile game assets, personnel or companies.

Further, even if we develop or acquire license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful MMOGs and Web games. For example, the initial popularity of our primary mobile game, TLBB 3D, which was launched in October 2014, may not be sustainable, so its initial success should not be viewed as an indication that it will continue to be successful or to generate significant revenues. In view of the uncertain lifespans of mobile games, it is necessary for us invest considerable sums in order to have a number of mobile games in our pipeline. In addition, we have invested in mobile game development studios in order to assure access to an extensive pipeline of mobile games. We make such investments without knowing whether the games we develop will be successful and generate sufficient revenues to enable us to recoup our costs.

In addition, our profits from our mobile games, even if the games are successful, are likely to be relatively lower than our profits generated from MMOGs and Web games, because, in order to gain access for our games on mobile app stores, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our MMOGs and Web games.

These and other uncertainties make it difficult to know whether we will succeed in developing successful mobile games, or that we will succeed in making our mobile game operations profitable if we do successfully develop mobile games. If we do not succeed in doing so, our business will suffer.

There are risks associated with our licensing of rights to use the titles, characters, themes and story lines of popular works or stories in order to adapt them for our online games.

We frequently obtain license rights to the titles, characters, themes and story lines of popular works in order to adapt online games from such works. It can be difficult to identify a sufficient number of popular works that are suitable for adaptation for use in online games, and we face significant competition for the rights to such works from other online game companies that also adapt their online games from popular Chinese works. In addition, obtaining license rights to suitable works can involve significant expenses, and if games that we adapt from particular works are not popular and commercial successes, we will be unable to recoup such expenses. Obtaining such rights and adapting such works for mobile games present additional risks, because of the possibly relatively short lifespans of mobile games.

We derive an increasing portion of our revenues from online games that we license from or jointly develop with third-party developers; any failure of third-party developers to fulfill their obligations under our license or joint operation agreements with them could have an adverse effect on our operation of and revenues from those games and our revenue-sharing arrangements with those third-party developers reduce our profits from the operation of those games.

We derive an increasing portion of our revenues from MMOGs and mobile games that we license from, or jointly develop with third-party developers. Under our license and joint development agreements for these games, we rely on the third-party developers to provide game updates, enhancements and new versions, provide materials and other assistance in promoting the games and resolving game programming errors and issues with “bots” and other intrusions. Any failure of third-party developers to provide game updates, enhancements and new versions in a timely manner and that are appealing to game players, and provide assistance that enables us to effectively promote the games could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, a decrease in or elimination of our revenues from those games.

In addition, our revenue-sharing arrangements for games that we license from or jointly develop with third-party developers provide us with relatively less profit than games that we develop in-house, and in some cases we may not be able to recoup our investments in such games. Moreover, secure the rights to games from third-party developers, we often must pay up-front fees and also commit to pay additional fees in the future. Similarly, we also have invested in mobile game development studios in order to assure access to an extensive pipeline of mobile games. We often must make such commitments and investments without knowing whether the games we are licensing or jointly developing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable.

Furthermore, for games that we license from or jointly develop with third parties, we may not have access to the game source codes during the initial period of the license or at all. Without the source codes, we have to rely on the licensors to provide updates and enhancements during the initial period, giving us less control over the quality and timeliness of updates and enhancements. If our game players are not satisfied with the level of services they receive, they may choose to not play the games, leading to a decrease in our revenues.

We rely on third-party operators to jointly operate most of our Web games with us.

We largely rely on third-party operators to attract users to play our Web games and for most of the marketing of such games. Operations through third-party operators account for a substantial majority of our revenues from Web games. If third-party operators of our games experience network disruptions, cease to offer our games over their platforms, fail to effectively promote our games on their platforms or attract game players, or terminate our joint operation agreements in advance of their expiration dates during any particular period, our revenues for that period will be adversely affected and our reputation and/or the reputation of our subsidiaries that are engaged in game development could be harmed.

We face significant risks and incur additional costs when we license to, or jointly operate with, third-party operators our games outside of China. If we fail to manage these risks, our growth and business prospects could be adversely affected.

We currently, and expect to continue to, exclusively license to, or jointly operate with, third-party operators some of our games in regions and countries outside of Mainland China. Identifying appropriate overseas markets, negotiating with potential third-party operators and joint operators and managing our relationships with the third-party operators and joint operators all require substantial management effort and skills and the incurrence of significant expenses. Licensing our games and operating them overseas directly or jointly with third-party joint operators also require translation of our games into the local languages of the overseas markets in which we plan to license or jointly operate our games and may require customization as well, which require significant additional expense. There are additional risks associated with the licensing, direct or joint operation of our games overseas, including:

•	difficulties in identifying and maintaining good relationships with licensees or joint operators who are knowledgeable about, and can effectively operate our games in, overseas markets;

•	difficulties relating to compliance with the different legal requirements and commercial terms in the overseas markets in which we license or directly or jointly operate our games, such as game export regulatory procedures, taxes and other restrictions and expenses;

•	difficulties in maintaining the reputation of our company and our games when our games are operated by licensees or joint operators in overseas markets pursuant to their own standards;

•	changes in the political, regulatory or economic conditions in a foreign country or region, or public policies toward online games;

•	exposure to different regulatory systems governing the protection of intellectual property and the regulation of online games, the Internet and the export of technology;

•	difficulties in protecting our intellectual property; and

•	difficulties in managing our overseas employees when we operate our games directly overseas;

Additional costs and monetary risks associated with the licensing or direct or joint operation of our games overseas include:

•	costs for compliance with different legal requirements and commercial terms in overseas markets;

•	difficulties in verifying revenues generated from our games by our licensees for purposes of determining royalties payable to us;

•	difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems;

•	the risk that regulatory authorities in foreign countries or administrative regions may impose withholding taxes, or place restrictions on repatriation of our profits; and

•	fluctuations in currency exchange rates.

If we are unable to manage these risks and control these costs effectively, our ability to license or operate our games overseas either directly or jointly with third-party joint operators may be impaired.

Game players’ spending on our games may be adversely affected by slower growth in the Chinese economy and adverse conditions in the global economy.

We rely on the spending of our game players for our revenues, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, slowed from 9.2% in 2011 to 7.5% in 2012 and 7.7% in 2013 and 7.4% in 2014. Such growth may also slow in the future, which could in turn result in a reduction in spending by our game players.

In addition, the global economy has experienced significant instability and there has been continuing volatility in global financial and credit markets in recent years, with growth in the United States uncertain, and some analysts are concerned that the European Community may experience a sustained downturn. It is unclear how long such instability and volatility will continue, whether it will increase, whether it will lead to a renewed worldwide economic downturn such as the one that began in 2008, and how much adverse impact such instability and volatility or any such downturn might have on the economies of China and other jurisdictions where we operate our games. Any such instability, volatility or adverse impact in China or in overseas markets could cause our game players to reduce their spending on our games in China or overseas and reduce our revenues.

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

We depend on purchases and continual consumption of virtual items by our game players to generate revenues, which in turn depend on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. Various issues could arise that would cause our games to be less attractive to our game players or could limit the continued attractiveness of our games. For example:

•	we may fail to provide game updates, expansion packs and other enhancements in a timely manner due to technologies, resources or other factors;

•	our game updates, expansion packs and new versions may contain program errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;

•	we may fail to timely respond and/or resolve complaints from our game players;

•	we may fail to eliminate computer “bots” which can disrupt our games’ smooth operation and reduce the attractiveness of our games; and

•	our game updates, expansion packs and other enhancements may change rules or other aspects of our games that our game players do not welcome, resulting in a reduction in the active accounts or active paying accounts of our MMOGs.

Our failure to address the above-mentioned issues could adversely affect the game-playing experience of our game players, damage the reputation of our games, shorten the lifespans of our games, and result in the loss of game players and a decrease in our revenues.

Undetected programming errors or defects in our games could harm our reputation and adversely affect our results of operations.

Our games are subject to frequent improvement and updates, and may contain bugs or flaws that may become apparent only after the updated applications are accessed by users, particularly as we launch new updates under tight time constraints. From time to time, our users may inform us of programming bugs affecting their experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming bugs or flaws are not resolved in a timely fashion, we may lose some of our users and our revenues will be affected negatively, and our reputation and the market acceptance of our games may also be harmed.

We may fail to launch new games according to our timetable, and our new games may not be commercially successful.

All online games have limited lifespans. We must launch new games that can generate additional revenue and diversify our revenue sources in order to remain competitive. We will not generate any meaningful revenue from a pipeline game until it is commercially launched after open beta testing, and we cannot assure you that we will be able to meet our timetable for new game launches or that our new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, failure to obtain or delays in obtaining relevant governmental authorities’ approvals and adverse developments in our relationships with the licensors or third-party operators of our new games could result in delayed launching of our new games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB has been, and you should not view our historical game revenues or the success of TLBB as indications of the commercial success of any of our new or future games. We may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to generate sufficient revenues from new games to sustain or grow our results of operations or to recover our product development costs and sales and marketing expenses, which can be significant.

Our new games may attract game players away from our existing games

Our new games may attract game players away from our existing games. For example, with our increasingly diversified game portfolio, we cannot assure you that our TLBB game players will not be attracted to play other newly launched games, including our new mobile game TLBB 3D, instead of TLBB. If this occurs, it will decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players who switch from playing our existing games to our new games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, resulting in an adverse effect on our overall revenues. In addition game players’ switching from playing our existing MMOGs or Web games to our new mobile games could cause our online games income to be relatively lower, as our mobile games tend to enjoy relatively lower profits as a result of revenue-sharing arrangements.

We generate substantially all of our game revenues under the item-based revenue model, which presents risks related to consumer preferences and regulatory restrictions.

Substantially all of our games, including MMOGs, mobile games and Web games, are operated under the item-based revenue model. Under this revenue model, our game players are able to play the games for free if they so choose, but are charged for the purchase of virtual items in the games. We currently expect that substantially all of our game revenues, including revenues from games currently in our pipeline, will continue to be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design and price virtual items so as to incentivize game players to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by individual game players. A revenue model that does not charge for time played may be viewed by the PRC regulators as inconsistent with these goals. The item-based revenue model may not continue to be commercially successful and in the future we may need to change our revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of our game operations, a decrease in the number of our game players and a decline in our revenues.

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

The online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Any new technologies and new standards may require increases in expenditures for MMOG, mobile game and Web game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace.

The proliferation of “cheating” programs and scam offers that seek to exploit our games and players harms the game-playing experience and may lead players to stop playing our games.

Unrelated third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit our games, play the games in an automated way or obtain unfair advantages over other players who play fairly. These programs harm the experience of players who play fairly and may disrupt the economics of our games. In addition, unrelated third parties may attempt to scam our players with fake offers for virtual goods. We need to devote significant resources to discover, disable and prevent such programs and activities, and if we are unable to do so quickly our operations may be disrupted, our reputation may be damaged and players may stop playing our games. This may lead to lost revenue and increased costs for us to develop technological measures to combat such programs and activities.

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

Our business may be harmed if our games are not featured in a sufficient number of Internet cafés in China

A certain number of game players access our games through Internet cafés in China. Due to limited hardware capacity, Internet cafés generally feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. It is necessary for us to maintain good relationships with Internet café operators, to ensure that our games are featured in a sufficient number of Internet cafés. If we fail to maintain good relationships with Internet café operators, or if we and/or our third-party operators fail to successfully persuade Internet cafés to feature our games, our revenues may be affected.

Risks Related to the Platform Channel Business

We may not be able to successfully monetize our platform channel business beyond the operation of our 17173.com Website or to recoup our significant in investment in such business.

During 2013 and 2014 we made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase our staffing levels, with the goal of expanding and promoting our platform channel business beyond the operation of the 17173.com Website. Our acquisitions during that period included Doyo, RaidCall and MoboTap. However, we have had only limited success to date in generating revenues from such additions to our platform channel business and it is not clear whether our significant investments in expanding and marketing the platform channel business will provide any significant benefit. Our continuing efforts to monetize those products and services may not be successful, and we may never be able to make our platform channel business apart from the 17173.com Website profitable, and we may not be able to recoup the investments we made in assets, marketing and staffing for the platform channel business. For example, after our acquisition of RaidCall, our management concluded that RaidCall would not be able to provide expected synergies with our online games business, and we recognized substantial impairment charges as a result.

Online advertising revenues from the 17173.com Website could fail to grow or could decline as a result of uncertainties in the online advertising market.

Our online advertising revenues of $59.0 million for the year ended December 31, 2014, which were mainly derived from the operation of the 17173.com Website, represented 7.8% of our total revenues for the year. Our ability to maintain or grow online advertising revenues may be adversely affected by any of the following risk factors:

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

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. The expansion of advertisement blocking on the Internet may decrease our revenues from the 17173.com Website because, when an advertisement is blocked, it is not downloaded from the server, which means that it will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our 17173.com Website because of the use by third parties of Internet advertisement blocking software.

We rely on advertising agencies to sell online advertising services on the 17173.com Website. If current trends of consolidation of advertising agencies in the Chinese market continue, the bargaining power of the large advertising agencies resulting from such consolidation may permit them to require that we pay higher sales rebates, which would adversely affect our gross margin.

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2014 we engaged eight advertising agencies, which contributed approximately 90% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect our online advertising growth, as we book our online advertising revenue net of our sales rebates to advertising agencies.

Risks of Others Business

We may not be able to maintain or expand the revenues that we receive from cinema advertising services.

Our cinema advertising business generates revenues through contracts that we enter into with advertisers to place their advertisements in pre-film advertising slots in movie theatres. We acquire the cinema advertising rights for such pre-film advertising slots under long-term contracts, typically with three–year terms, with various theatres and film production companies. If we are unable to sell to advertisers all of the pre-film advertising slots that we purchase we may not be able to recoup our upfront payments and committed payments under the contracts. Further, we cannot assure you that we will be able to develop, maintain or expand the types of cooperative relationships with movie theatres and film production companies that will permit us to maintain our existing rights or to obtain any additional rights to pre-movie advertisement slots at reasonable prices. Any failure by us to develop, maintain or expand such cooperative relationships could prevent us from increasing our cinema advertising revenues, could cause such revenues to decrease or could result in our cinema advertising business generating losses.

General Business Risks

Our prospects for growth may be adversely affected if we cannot successfully manage and make timely adjustments to our hiring needs to support our business strategies.

The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and our success in the implementation of our growth strategies depends on our ability to successfully manage, and make timely adjustments to, our hiring needs. The number of our employees increased 35.3% between the end of 2012 and the end of 2013 as we expanded our business into mobile games, the platform channel business and international markets, but decreased 11.0% between the end of 2013 and the end of 2014, as we emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business other than the 17173.com Website. These layoffs could have an adverse effect on our remaining employees’ morale and their loyalty to us, and cause us to lose employees whose talents and experience are important for our business, and could also have a negative impact on our reputation as an employer and our ability to attract qualified employees in the future. Laid-off employees could also make claims against us for additional compensation, causing us to incur additional expense.

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

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including ChangYou.com, cyou.com, 7Road, TLBB, TL logos, Blade Online, Wartune, DDTank, 17173 and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. We have succeeded in registering the trademarks ChangYou.com, cyou.com, 7Road, TLBB, TL logos, Wartune, DDTank, 17173 and Dolphin Browser in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the State Administration for Industry & Commerce of the PRC, or the SAIC, and relevant authorities overseas. We have applied for patents relating to the design of our games and to technology intended to enhance the functionalities of our games. We have various patent applications under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAIC, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

Breaches in the security of our server network could cause disruptions in our service, facilitate piracy of our intellectual property, or compromise confidential information of our game players.

We store on our servers and transmit over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of our business or is highly confidential information concerning our business and our game players. In addition, the expansion of our business to include mobile and Web games and our need to comply with PRC regulations requiring real-name registration of our game players are likely to cause the amount of personal data concerning our game players that is transmitted over our networks to increase over time. Any breaches of our network by hackers could cause severe disruptions in our service, allow piracy of the source code used in the operation of our games and allow pirated versions of our games to enter the marketplace, or result in the release of confidential personal or financial information of our game players, any of which could have an adverse impact on our business, our revenues, and our reputation among game players. In order to minimize the likelihood of such breaches as our business expands and the amount of confidential and sensitive data increases, we expect that we will need to expend considerable resources to maintain and enhance the effectiveness of our security systems.

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

We may be subject to, and may expend significant resources in defending against claims regarding the content and services we provide over our Websites.

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

Our business could be adversely affected by the effects of H1N1 influenza, H7N9 influenza, avian influenza or other epidemics or outbreaks. In recent years, there have been reports of occurrences of H1N1 influenza, H7N9 influenza and of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of H1N1 influenza, H7N9 influenza, avian influenza or other adverse public health developments in China may have an adverse effect on our business operations. Adverse effects could include illness and loss of our management and key employees, as well as temporary closure of our offices and related other businesses, such as server operations, upon which we rely, and a decrease in the number of our game players. Such loss of management and key employees or closures would severely disrupt our business operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 influenza, H7N9 influenza, avian influenza, or any other epidemics. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games.

We may not be able to generate sufficient cash flow in U.S. dollars in the future to service our debt obligations, which would cause us to default under our U.S. dollar bank loan facilities.

Our ability to make scheduled payments on, or to refinance our obligations with respect to, our indebtedness to banks for borrowed money will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. It is possible that we will be unable in the future to generate sufficient cash flow from our operations to cover indebtedness under our existing or future bank loan facilities. Further, most of our business operations are conducted in Mainland China and most of our revenues are denominated in RMB, while our existing loans were primarily advanced to us offshore in U.S. dollars, and are repayable in U.S. dollars. Our conversion of RMB into U.S. dollars must be made via our onshore subsidiaries’ payment of dividends to our offshore subsidiaries, which can be time-consuming, due to China’s strict foreign exchange controls, which could potentially prevent us from making timely repayment of our offshore loans and cause a default under the loans.

Risks Related to Our Corporate Structure and PRC Law and Regulations

If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in telecommunication industry, we could face severe penalties.

Various regulations in China currently restrict foreign-invested entities from engaging in value-added telecommunication services, which are defined by PRC authorities to include operating online games and providing platform channel business. Because of these restrictions, we operate certain aspects of our game business and platform channel business in the PRC through our principal variable interest entities, or VIEs, which include Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, Shenzhen 7Road Technology Co., Ltd., or Shenzhen 7Road, and Baina (Wuhan) Information Technology Co., Ltd., or Wuhan Baina Information, or subsidiaries of these VIEs. The current shareholders of Gamease and Guanyou Gamespace are Tao Wang, our former Chief Executive Officer, and Dewen Chen, our Co-Chief Executive Officer, who hold 60% and 40%, respectively, of each of these entities. The equity interests in Shanghai ICE are owned by two of our employees, Runa Pi and Rong Qi, each of whom holds 50%. We are in the process of transferring each of the individual shareholders’ ownership interests in Gamease, Guanyou Gamespace and Shanghai ICE to entities that are affiliates of ours. The equity interests in Shenzhen 7Road are owned 100% by our VIE Gamease, which is a PRC company. The current shareholders of Wuhan Baina Information are Gamease and Yongzhi Yang, the Chief Executive Officer of MoboTap, who hold 60% and 40%, respectively. Each of the nominee shareholders of these VIEs is either a PRC citizen or a PRC company. Through a series of contractual arrangements, Gamease is effectively controlled by our indirect PRC subsidiary Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame; Guanyou Gamespace is effectively controlled by our indirect PRC subsidiary Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace; Shanghai ICE is effectively controlled by our indirect PRC subsidiary ICE Information Technology (Shanghai) Co., Ltd, or ICE Information; Shenzhen 7Road is effectively controlled by our indirect PRC subsidiary Shenzhen 7Road Network Technologies Co., Ltd., or 7Road Technology; and Wuhan Baina Information is effectively controlled by our indirect PRC subsidiary, Baina Zhiyuan (Beijing) Technology Co., Ltd., or Beijing Baina Technology. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

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

Further, on January 19, 2015, the Ministry of Commerce, or the MOFCOM, released on its Website for public comment a draft foreign investment law of the PRC, or the Draft FIL, that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIL introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIL includes control through contractual arrangements within the definition of “actual control.” If the Draft FIL is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach our VIE arrangements, and as a result our VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIL includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIL does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs, such as ours, that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens.

In addition, under the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated by the State Council of the PRC, or the State Council, on February 3, 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, promulgated by the MOFCOM in August, 2011 to implement Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. As there is no explicit provision or official interpretation stating that the business of 7Road or of MoboTap falls into the scope subject to security review, we did not submit for security review our acquisitions of interests in Shenzhen 7Road and in MoboTap or the formation of the VIE structures of 7Road and of MoboTap. However, these national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and PRC authorities may interpret these regulations to mean that such transactions should have been submitted for review. For a discussion of these PRC national security review requirements and media reports, see “PRC Regulation—M&A Regulations and Overseas Listings” in Item 4 of this annual report.

If we were found to be in violation of any existing or future PRC law or regulations relating to foreign ownership of value-added telecommunications businesses, including the Draft FIL if it becomes effective, and security reviews of foreign investments in such businesses, including online games businesses, regulatory authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of PRC subsidiaries and/or VIEs, requiring us to restructure our ownership structure or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Websites, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition and results of operations. Further, if changes were required to be made to our ownership structure, our ability to consolidate our VIEs could be adversely affected.

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

We have no ownership interest in our VIEs, including Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road or Wuhan Baina Information and we conduct most of our operations and generate substantially all of our revenues through contractual arrangements that our indirect subsidiaries AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology entered into with Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, respectively, and their shareholders. Such contractual arrangements are designed to provide us with effective control over Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. We depend on Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, directly or through their subsidiaries, to hold and maintain certain licenses and permits necessary and material for our online game business and for our operation of the 17173.com Website, the wan.com Website and the Dolphin Browser. Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, directly or through their subsidiaries, collectively own all of the key necessary intellectual property, facilities and other assets relating to the operation of our online games, the 17173.com Website, the wan.com Website and the Dolphin Browser that are not owned directly by our subsidiaries, and employ personnel for the operation and distribution of our online games, the 17173.com Website, the wan.com Website and the Dolphin Browser that are not employed directly by our subsidiaries.

These contractual arrangements may not be as effective in providing us with control over Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information as direct ownership. For example, if we had direct ownership of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, which exposes us to the risk of potential breach of contract by the shareholders of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information. In addition, as each of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information is jointly owned by its respective shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. Furthermore, if the shareholders of any of our principal VIEs were involved in proceedings that had an adverse impact on their shareholder interests in such VIE or on our ability to enforce relevant contracts related to the VIE structure, our business would be adversely affected.

The shareholders of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road or Wuhan Baina Information may breach, or cause Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road or Wuhan Baina Information to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of these companies and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of our principal VIEs with respect to their ownership of such VIE which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC law or are otherwise unenforceable. If the contractual arrangements with any of our principal VIEs were found by PRC authorities with appropriate jurisdiction to be unenforceable, we could lose our ability to consolidate such VIE’s results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIE to our corresponding PRC subsidiary. In addition, such a finding of unenforceability by PRC authorities could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a passive foreign investment company, or PFIC. See “We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.”

Under the contractual arrangements with our principal VIEs and their shareholders, no shareholder or group of shareholders of any of our principal VIEs has the ability to unilaterally terminate any of the agreements between the VIEs in which they hold shares and our corresponding PRC subsidiary. However, (i) the shareholders of Gamease and Guanyou Gamespace have a termination right under the loan agreements if our corresponding PRC subsidiary engages in gross negligence, fraud or other material illegal actions or if our corresponding PRC subsidiary existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities and (ii) the shareholders of our principal VIEs, other than Shanghai ICE and Wuhan Baina Information, have a termination right under the equity purchase right agreements if the corresponding VIE’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We would have to rely for enforcement on legal remedies under PRC law, including specific performance, injunctive relief or damages, which might not be effective. For example, if we sought to enforce the equity interest purchase right agreements for the transfer of equity interests in any of our principal VIEs, if the transferee was a foreign company the transfer would be subject to approval by governmental authorities such as the MIIT and the MOFCOM, and the transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our VIE contracts might not be enforceable in China if PRC governmental authorities or courts or arbitral tribunals took the view that such contracts contravened PRC law or were otherwise not enforceable for public policy reasons.

Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. In the event we were unable to enforce these contractual arrangements, we would not be able to exert effective control over Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, and our ability to conduct our business, and our financial condition and results of operations, would be severely adversely affected.

Our contractual arrangements with our principal VIEs may result in adverse tax consequences to us.

Under PRC law and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determined that our contractual arrangements with any of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road or Wuhan Baina Information were not made on an arm’s length basis and adjusted our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by any of our principal VIEs, which could adversely affect us by (i) increasing the tax liability of such VIE without reducing the tax liability of our corresponding PRC subsidiary, which could further result in interest and penalties being levied on us for underpaid taxes or (ii) limiting such VIE’s ability to maintain preferential tax treatments and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ shares in any of our VIEs to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

We may lose the ability to use and enjoy assets held by any of our principal VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

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

Nearly all of our revenues are generated through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, and we rely on payments made by these entities to our subsidiaries AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology, respectively, pursuant to contractual arrangements requiring the transfer of any such revenues to these subsidiaries. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business and our ability to pay dividends to our shareholders and ADS holders.

We conduct nearly all of our operations through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE , Shenzhen 7Road and Wuhan Baina Information, which generate nearly all of our revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our China subsidiaries AmazGame, Gamespace, ICE Information , 7Road Technology and Beijing Baina Technology entered into a number of contracts with their corresponding VIEs, pursuant to which the VIE pays the PRC subsidiary for certain services that the PRC subsidiary provides to the VIE. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes, including business taxes and value-added tax, or VAT, which effectively reduce the amount that we receive from the VIEs. The PRC government might impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates could limit our ability to receive payments from the VIEs or limit the amount of such payments, and could in turn adversely affect our business, our net income and our ability to pay dividends to our shareholders and ADS holders.

We operate some of our existing games, and plan to operate certain of our pipeline and future games, with Internet authorization codes that we obtained through third-party electronic publishing entities. If the SAPPRFT challenges the commercial operation of any of our games that are operated with Internet authorization codes obtained through third-party publishing entities, we may be subject to various penalties, including restrictions on our operations.

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an Internet publishing license, and an authorization code obtained under such a license is required for each game in operation and publicly available in the PRC. We publish certain of our existing games with authorization codes obtained under Internet publishing licenses held by third parties. For example, our VIE Shenzhen 7Road intends to continue to publish certain of its pipeline and future games with authorization codes obtained under the Internet publishing licenses of third parties, and Wuhan Baina Information publishes a mobile online game with authorization codes obtain through a third-party. See “Regulations—Online Games and Cultural Products” in Item 4 of this annual report. Current PRC regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Our past and expected future practices might be challenged by the SAPPRFT, which could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

If we are found to be in violation of current or future PRC law and regulations regarding Internet-related services and telecom-related activities, we could be subject to severe penalties.

The PRC government has enacted regulations that apply to Internet-related services and telecom-related activities, and purport to limit and require licensing of various aspects of the provision of Internet information and content, online games, and online advertising services.

Under regulations issued by the MOC, commercial entities are required to apply to a local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles; the provision of Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products.

Many aspects of the existing regulations remain unclear. In addition, the PRC government may promulgate new laws or regulations at any time. If current or future laws or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or our business operations, our business could be severely impaired and we could be subject to severe penalties.

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

In addition, the MIIT has published regulations that subject Internet content providers to potential liability for the actions of game players and others using their Websites, including liability for violations of PRC law prohibiting the dissemination of content deemed to be socially destabilizing. As these regulations are subject to interpretation by the relevant authorities, it is not possible for us to determine in all cases the type of content that could result in liability for us as a developer and operator of online games, and as an operator of the 17173.com Website, the wan.com Website and the Dolphin Browser. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our Websites, or content generated or placed on our Websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

We may be subject to the PRC government’s ongoing crackdown on Internet pornographic content.

The PRC government has stringent restrictions on online pornographic information and has launched several crackdowns on Internet pornography. Regulations jointly issued by the MIIT and three other government authorities jointly provide for rewards of up to RMB10,000 to Internet users who report Websites that feature pornography, and the MIIT established a committee to review such reports to determine an appropriate award. We have not, to date, received any penalty from the PRC government in this regard. However, it is possible that content considered pornographic or vulgar by PRC government agencies will appear in the future on Websites or games that we operate. In the event that we are accused by the PRC government of hosting pornographic or vulgar content, our business and reputation could be adversely affected.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our game players.

In the course of playing our games, game players can acquire and accumulate virtual assets, such as game player experience, skills and weaponry. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC law and regulations governing property rights of virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law and regulations whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

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

In July 2014, the SAPPRFT issued the Notice on Further Launch Verification of Real-name Registration for Anti-Fatigue System on Internet Games, stating that, in view of some of the hardware and functionality limitations inherent in mobile devices, anti-fatigue system requirements applicable to Internet games do not currently apply to mobile games. If the SAPPRFT in the future decides to expand the anti-fatigue system requirements to mobile games, our operating expenses would be likely to increase.

The PRC governments’ supervision of Internet cafés could adversely affect our ability to maintain or increase our revenues and our game player base in the Internet cafés.

Internet cafés are key venues for the playing of our games. In April 2001, the PRC government tightened its regulation and supervision of Internet cafés, imposed capital and facility requirements for their establishment and licensing and restricted the total number of Internet cafés nationwide. These policies resulted in the closure a large number of Internet cafés without requisite government licenses, and encouraged the development of a limited number of national and regional Internet café chains, while discouraging the establishment of independent Internet cafés. Although in November 2014 the MOC, the MIIT, the SAIC and the MPS jointly issued Notice on Strengthening the Supervision of Law Enforcement, Improve the Management of Policies, Promote Healthy and Orderly Development of the Internet Access Service Industry, which purports to loosen the existing restrictions, it is not yet clear how these changes will be implemented in practice. In addition, governmental authorities may from time to time impose stricter requirements, such as limits on the ages of customers and on hours of operation, as a result of the occurrence or perception of, or media attention on, gang fights, fires and other incidents in or related to Internet cafés. So long as Internet cafés remain as one of the key venues for game players to play our games, a reduction in the number, or any slowdown in the growth, of Internet cafés or restrictions on their operations in China could limit our ability to maintain or increase our revenues and our game player base.

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

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we operate our online games or license our online games to third parties.

Currently, most of our game players in China are young males, many of whom are students. Due to relatively easy access to personal computers and Internet cafés, the increasing use and popularity of mobile devices such as smart phones and tablets connected to the Internet, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and resting, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games.

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

Further strengthened supervision of the online game industry may adversely affect our online game operations.

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

Risks Related to Our Continuing Relationship with Sohu

We are party to an agreement with Sohu that limits our ability to enter certain businesses.

We are a party to an Amended and Restated Non-Competition Agreement with Sohu which prohibits us, during the non-competition period (which commenced on January 1, 2009 and ends after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities), from engaging in online portal, search, mobile value-added services and other businesses that Sohu conducted or contemplated conducting as of April 1, 2009, not including the MMORPG business and the business associated with the 17173.com Website. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report. As a result, during such non-competition period, we will not be able to diversify our business into such businesses, other than the MMORPG business and the business associated with the 17173.com Website, that Sohu was conducting, or contemplated conducting, as of that date, even if such businesses present growth opportunities for us. In addition, the Amended and Restated Non-Competition Agreement does not prohibit Sohu from engaging in the development and operation of online games other than MMORPGs, even during the non-competition period. Any online games (other than MMORPGs) that we develop and operate that are not prohibited under the Amended and Restated Non-Competition Agreement may face competition from other online games, including those developed and/or operated by Sohu.

We may not be able to continue to receive the same level of support from Sohu as we have in the past and may not be successful in establishing our brand identity.

Sohu has been a leading Internet portal in China, and our business has benefited significantly from Sohu’s strong Internet market position in China. For example, we have benefited from marketing and advertising across Sohu’s domains (such as Sohu.com, the Sohu portal), and using Sohu’s email system and the Sohu Group’s single-user ID system, which provide Sohu’s large number of registered users easy access to our games. Since our acquisition from Sohu in December 2011 of the assets associated with the 17173.com Website, Sohu has continued to provide links and advertising space on Sohu’s Websites and related technical support to us in connection with our operation of the 17173.com Website. We also benefit from the strong brand recognition of Sohu in China, which has provided us a broad marketing reach. We cannot assure you we will continue to receive adequate support from Sohu for our business.

Sohu controls the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of the date of this report, Sohu holds approximately 68.0% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 95.4% of the total voting power in Changyou due to the additional voting power of the Class B ordinary shares it holds. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of any member of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

Sohu’s voting control may cause transactions to occur that might not be beneficial to the holders of ADSs, and may prevent transactions that would be beneficial to them. For example, Sohu’s voting control may prevent a transaction involving a change of control of us, including transactions in which a holder of our ADSs might otherwise receive a premium for such securities over the then-current market price. In addition, Sohu is not prohibited from selling a controlling interest in us to a third party and may do so without approval of the holders of our ADSs and without providing for a purchase of outstanding ADSs. If Sohu is acquired or otherwise undergoes a change of control, or sells a controlling interest in us, any acquirer or successor will be entitled to exercise the voting control and contractual rights of Sohu, and may do so in a manner that could vary significantly from that of Sohu.

We may have conflicts of interest with Sohu and, because of Sohu’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Sohu and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements with Sohu. We have agreed to indemnify Sohu with respect to lawsuits and other matters relating to our MMORPG business, including operations of that business when it was a business unit of Sohu prior to the carve-out transactions. These indemnification arrangements could result in our having interests that are adverse to those of Sohu; for example, we might have different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Sohu for liabilities incurred (including legal defense costs) in connection with litigation, while Sohu will be the party prosecuting or defending the litigation.

•	Non-competition arrangements with Sohu. We and Sohu have each agreed not to compete with the core business of each other. Sohu has agreed not to compete with us anywhere in the world in the MMORPG business during the non-competition period (which commenced on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014) and in the business associated with the 17173.com Website until December 15, 2016. We have agreed not to compete with Sohu in the Internet portal, search, mobile value-added services and any other businesses conducted or contemplated to be conducted by Sohu as of the date of the prospectus for our initial public offering, except for the business associated with the 17173.com Website after we acquired it from Sohu on December 15, 2011. Sohu’s continued operation of a Website through the domain name “games.sohu.com,” however, including providing links through that Web site to MMOGs and other games, even if they are operated by our competitors, will not constitute a violation by Sohu of its agreement not to compete with us in the business associated with the 17173.com Website, as long as content for and maintenance of such site is primarily provided by our staff.

•	Employee recruiting and retention. Because both Sohu and we operate primarily in Beijing and, after our acquisition of the assets associated with the 17173.com Website, both Sohu and we are engaged in the development and operation of online portals and the operation of Web games, we may compete with Sohu in the hiring of new employees, in particular with respect to software development. We have a non-solicitation arrangement with Sohu that restricts Sohu and us from hiring any of the other’s employees.

•	Our board members or executive officers may have conflicts of interest. Dr. Charles Zhang, our Chairman of the Board, is currently also serving as Sohu.com Inc.’s Chairman and Chief Executive Officer and Carol Yu, our Co-Chief Executive Officer, is currently also serving as Sohu.com Inc.’s President and Chief Financial Officer. Some of our board members and executive officers also own shares, restricted share units and/or options in Sohu. Sohu may grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu and us.

•	Sale of shares in our company. Sohu may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and Sohu find attractive, and which would complement our respective businesses. Sohu may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

•	Developing business relationships with Sohu’s competitors. So long as Sohu remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other Internet portals in China. This may limit the effectiveness of our online advertisement for the best interest of our company and our other shareholders.

•	Strategic decisions by Sohu may not coincide with our interests. Although our company is a separate, stand-alone entity, we expect to operate, for as long as Sohu is our controlling shareholder, as a part of the Sohu Group. Sohu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Sohu’s decisions with respect to us or our business may be resolved in ways that favor Sohu and therefore Sohu’s own shareholders, which may not coincide with the interests of our other shareholders.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. Partly as a result of these measures, the real estate market in the PRC experienced significant declines in those years. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from7.5% in 2012, 7.7% in 2013 and 7.4% in 2014. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players or if they cause our advertising clients to reduce their spending for our online advertising services on the 17173.com Website.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct most of our operations in China through our principal PRC WFOEs AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology, and our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to WFOEs. Our VIEs are generally subject to laws applicable to domestic companies in China. The PRC legal system is based on written statutes and regulations. Prior court decisions may be cited for reference but have limited precedential value. The PRC legal system continues to rapidly evolve, the interpretations of laws and regulations are not always uniform and enforcement of these laws and regulations involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturning of a local government’s decisions by a higher level of government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

We are a holding company incorporated in the Cayman Islands which indirectly holds, through our Hong Kong subsidiaries, our equity interests in our subsidiaries in the PRC. Our business operations are principally conducted by our principal PRC subsidiaries and our principal VIEs. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the China-HK Tax Arrangement, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the SAT, issued a Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, or Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. We are in the process of applying for qualification as a “beneficial owner” for each of our Hong Kong subsidiaries with the SAT. If any of our Hong Kong subsidiaries is, in the light of Circular 601, determined by the SAT to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the usual CIT Law rate of 10%.

We believe we are not a PRC tax resident enterprise, but it is not clear whether we or any of our Hong Kong subsidiaries will be deemed to be PRC tax residents under the CIT Law. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. Under the CIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. If we are considered as a PRC tax resident under the CIT law by the PRC tax authorities, our global income will be subject to corporate income tax at a rate of 25%.

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

Due to the lack of interpretation of the CIT Law, it is difficult to ascertain how it will be implemented by the relevant PRC tax authorities. If dividend payments from Changyou HK, ICE HK, 7Road HK or other overseas subsidiaries to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected. If dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC withholding tax, the withholding tax will generally be at a rate of 10% and reduce their investment return and the value of their investments in us.

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on our business operations, our acquisition strategy.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring shareholders has the obligation to withhold any PRC corporate income tax that is due. If the transferring shareholders do not pay corporate income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold, which may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances if it reports such transfer to the PRC tax authorities.

Although SAT Announcement 7 is generally effective as of February 3, 2015, it also applies to cases where the PRC tax treatment of a transaction that took place prior to its effectiveness has not yet been finally settled. As a result, SAT Announcement 7 could be determined by PRC tax authorities to be applicable to the historical reorganization of 7Road and our acquisitions of the equity interests of 7Road and MoboTap, and it is possible that these transactions could be determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of 7Road’s or MoboTap’s shares by certain shareholders to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfers, and PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty if the transferring shareholders do not pay such obligations and we do not withhold such tax.

SAT Announcement 7 and its interpretation by relevant PRC authorities clarify that an exemption provided by SAT Circular 698 for transfers of shares in a publicly-traded entity that is listed overseas is available if the purchase of the shares and the sale of the shares both take place in open-market transactions. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or vice-versa, PRC tax authorities might deem such a transfer to be subject to SAT Circular 698 and SAT Announcement 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of our ADSs or ordinary shares purchases our ADSs or ordinary shares in the open market and sells them in a private transaction, or vice-versa, and fails to comply with SAT Circular 698 or SAT Announcement 7, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation or impose a penalty on us, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, PRC tax authorities might impose taxes on capital gains or request that we submit additional documentation for their review in connection with any potential acquisitions, which may cause us to incur additional acquisition costs or delay our acquisition timetable.

As the special tax statuses of certain of our PRC subsidiaries and VIEs as “High and New Technology Enterprises,”, “software enterprises” or “Key National Software Enterprises” expire, or if they are revoked, we will have to pay additional taxes to make up any previously unpaid tax and will be subject to a higher tax rate.

The CIT Law imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. High and New Technology Enterprises (“HNTEs”) will enjoy a favorable tax rate of 15% for three years, but need to re-apply after the end of the three-year period. “Key National Software Enterprises” can enjoy a further reduced preferential income tax rate of 10% for two years, but need to re-apply after the end of the two-year period. Certain of our PRC Subsidiaries and VIEs qualified as HNTEs and enjoyed reduced tax rates in 2012, 2013 and/or 2014 and one of our PRC Subsidiaries qualified as a Key National Software Enterprise in 2013 and 2014.

In addition, the CIT Law and its implementing regulations provide that “Software Enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. A number of our PRC Subsidiaries and VIEs qualified for exemptions or rate reductions in 2012, 2013 and/or 2014.

There are uncertainties regarding future interpretation and implementation of the CIT Law and its implementing regulations. It is possible that the HNTE, Software Enterprise, and Key National Software Enterprise qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their VAT, will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the CIT Law. Therefore, it is possible that the qualification of one or more of our PRC Subsidiaries or VIEs as a Software Enterprise will be challenged in the future or that such companies will not be able to take any further actions, such as re-application for Software Enterprise qualification, to enjoy such preferential tax treatments. If those operating entities cannot qualify for such income tax or VAT holidays, our effective income tax rate or VAT rate, as the case may be, will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology, which are subject to limitations and possible taxation under applicable PRC law.

We may rely on dividends and other distributions on equity, or loans and advances made by our PRC subsidiaries AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders or ADS holders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount of such reserves reaches 50% of the entities’ registered capital. These reserves are not distributable as cash dividends, loans or advances. AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology may also allocate a portion of their after-tax profits, as determined by their boards of directors, to their staff welfare and bonus funds, which may not be distributed to us. In addition, if AmazGame, Gamespace, ICE Information, 7Road Technology or Beijing Baina Technology incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made, which could delay or prevent any transfers of funds from our PRC subsidiaries to us.

In addition, there are uncertainties under the CIT Law with regard to the PRC withholding tax on dividends paid by AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology to our Hong Kong subsidiaries. See “Risk Factors—Risks related to Doing Business in China—There are significant uncertainties under the Corporate Income Tax Law of the PRC, or the CIT Law, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.” Should such dividends be subject to PRC withholding tax or be subject to the usual CIT Law withholding tax rate of 10% rather than the preferential dividend withholding tax rate of 5% provided under the China-HK Tax Arrangement, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders or ADS holders, would be reduced.

Furthermore, we control our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information through contractual arrangements rather than equity ownership. See Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.” To the extent that there is any distributable profit in Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road or Wuhan Baina Information, it may be difficult for these entities to distribute such profit to AmazGame, Gamespace, ICE Information, 7Road Technology or Beijing Baina Technology, which may further limit the amount that these PRC subsidiaries can distribute to us.

We may suffer currency exchange losses if the RMB depreciates relative to the U.S. Dollar, and fluctuations in the value of the RMB may have an adverse effect on our shareholders’ investment.

Our reporting currency is the U.S. Dollar. However, substantially all of our revenues are denominated in RMB. In July 2005, China reformed its exchange rate regime by establishing a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The RMB is no longer pegged to the U.S. dollar and the exchange rate will have some flexibility. Hence, considering the floating exchange rate regime, if the RMB depreciates relative to the U.S. Dollar, our revenues as expressed in our U.S. Dollar financial statements will decline in value. On May 19, 2007, the PBOC announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. On June 19, 2010, the PBOC announced that it has decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate, and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. In February 2014, the center point of the currency’s official trading band hit 6.1146, representing appreciation of more than 11.7% since June 19, 2010. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. Dollars. In addition, our proceeds from overseas financings and from overseas game operations will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

As Circular 37 is newly-issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations, and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by the SAFE or to complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on the ability of AmazGame, Gamespace, Shanghai ICE, 7Road Technology and Beijing Baina Technology to pay dividends or make distributions to us and on our ability to increase our investment in AmazGame, Gamespace, Shanghai ICE, 7Road Technology and Beijing Baina Technology.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity or share option to grant equity incentive awards to directors, supervisors, members of senior management or employees directly employed by a domestic enterprise that is directly or indirectly controlled by such special purpose vehicle, or with which such employee has established an employment relationship, any of such directors, supervisors, members of senior management or employees who is a PRC resident should, prior to exercising their rights, file an application with the SAFE for foreign exchange registration with respect to such special purpose vehicle. However, in practice, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations and, since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentive granted to PRC residents, there remains uncertainty with respect to its implementation.

SAFE rules and regulations may limit our ability to transfer funds we hold overseas to our subsidiaries and VIEs in the PRC, which may adversely affect our business expansion, and we may not be able to convert the net proceeds from our initial public offering into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used for purposes within the approved business scope. In addition, to strengthen Circular 142, on November 16, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third-party. Violations of Circular 142 or related regulations can result in severe penalties, such as heavy fines. Circular 142 and related regulations may significantly limit our ability to transfer funds we hold overseas to our VIEs in the PRC through our subsidiaries in the PRC, which may adversely affect our business expansion, and we may not be able to convert such funds into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

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

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and third quarter of 2012 and during 2014, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, and the significant instability recently experienced in the worldwide economy, with growth in the United States slowing, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and such factors may be difficult to predict for any given period. Other factors also could cause significant fluctuations in our operating results, including the timing and success of our new game launches, our costs of developing and launching new games and software, and the level of user activity of our games and software in China during particular fiscal quarters. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

Press reports in 2011 concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern at the time among investors and to have caused the price of the ADSs of various Chinese companies, including us, that are publicly traded in the United States to drop, and similar reports in the future could have a similar adverse effect on the price of our ADSs

In 2011 various prominent western news outlets reported that the MOFCOM and the CSRC, among other Chinese regulatory authorities, might be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures, such as we do, as a means of complying with Chinese laws restricting foreign ownership of certain businesses in China, including online game businesses such as ours. Some of such news reports also sought to draw a connection between accounting issues at certain Chinese companies, which were widely reported at the time, and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops at the time in the market prices of the shares of many Chinese companies, including us. It is possible that in the future there will be increased scrutiny or enhanced regulation by Chinese regulatory authorities of Chinese companies, including us, that use VIE structures. See “If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in the online game industry and the online advertisement industry, we could face severe penalties.” In addition, while we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that holders or potential purchasers of our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies and cause fluctuations in the market prices of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the ALJ presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NASDAQ or the termination of the registration of our ADSs and Class A ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We are a “controlled company” within the meaning of the NASDAQ Listing Rules and as a result we are entitled to, and do, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. We also have invoked one of the “home country practice” exceptions to the corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers such as us, and we may invoke additional such exceptions in the future.

Because Sohu owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Listing Rules. We rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the following, which we do not intend to meet voluntarily:

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

In November 2014 our board of directors approved and we implemented an increase in the number of Class A ordinary shares reserved for issuance under our 2014 Share Incentive Plan without shareholder approval, which would otherwise have been required by the corporate governance requirements of the NASDAQ Listing Rules, by invoking one of the “home country” exceptions from certain of the NASDAQ Listing Rules that are available to foreign private issuers such as us, and in the future we may invoke additional home country exceptions from the NASDAQ Listing Rules’ corporate governance requirements.

As a result of our use of the “controlled company” exemptions and of a “home country” exception to these requirements of the NASDAQ Listing Rules, holders of our ADSs do not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

The market price for our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the NASDAQ Global Select Market, until December 31, 2014, the trading price of our ADSs ranged from $17.00 to $52.00 per ADS, and the closing sale price on December 31, 2014 was $27.36 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares, our controlling shareholder, Sohu, which holds our Class B ordinary shares, controls 95.4% of the total voting power of our ordinary shares as the date of this report. As a result, the ability of holders of our ADSs to affect the outcome of any matter subject to shareholder vote is very limited.

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

Holders of our ADSs and holders of our Class A ordinary shares will experience dilution when additional Class A ordinary shares are issued in settlement of restricted share units or upon exercise of options.

Holders of our ADSs and holders of our Class A ordinary shares will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of the date of this report, there were outstanding 208,986 Class A restricted share units, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share, and outstanding options for the purchase of 2,400,000 Class A ordinary shares at a nominal price.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this report, there were 35,248,012 of our Class A ordinary shares and 70,250,000 of our Class B ordinary shares outstanding. As of the date of this report, there were outstanding 208,986 Class A restricted share units, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share, and outstanding options for the purchase of 2,400,000 Class A ordinary shares at a nominal price. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ending November 30, 2014. Our expectation is based on our current and anticipated operations and composition of our earnings and assets (including goodwill) for the 2014 taxable year, including the current and expected valuation of our assets based on the market price of our ADSs. However, we currently hold, and expect to continue to hold following this annual report, a substantial amount of cash and cash equivalents, and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). A drop in the market price of our ADSs and an associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. In addition, our actual PFIC status for any taxable year will not be determinable until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each regarded subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

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

On April 2, 2009, ADSs offered in our initial public offering commenced trading on the NASDAQ Global Select Market.

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

In May 2010, AmazGame, through its wholly-owned subsidiary Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, acquired 50% of the equity interests in Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, which primarily engages in the cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in Shanghai Jingmao. In April 2012, in connection with an internal reorganization, Yang Fan Jing He acquired 100% of the equity interests in Beijing Changyou Jingmao Film &Culture Communication Co., Ltd., or Beijing Jingmao, from Shanghai Jingmao.

In May 2011, we, through our VIE Gamease, acquired 68.258% of the equity interests in Shenzhen 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that was contingent upon Shenzhen 7Road’s achievement of specified performance milestones through December 31, 2012. Shenzhen 7Road is primarily engaged in Web game development and operates our Web games Wartune and DDTank. On June 26, 2012, we completed the reorganization of Shenzhen 7Road into a Cayman Islands holding company structure, or the 7Road Reorganization, as follows:

•	7Road.com Limited, or 7Road, was incorporated in the Cayman Islands in June 2011.

•	7Road.com HK Limited, or 7Road HK, was incorporated in Hong Kong on July 6, 2011 as a wholly-owned subsidiary of 7Road.

•	Shenzhen 7Road Network Technologies Co., Ltd., or 7Road Technology, a WFOE, was incorporated in the PRC on December 1, 2011 as a wholly-owned subsidiary of 7Road HK.

•	In June 2012, our indirect wholly-owned subsidiary Changyou Webgames (HK) Limited, or Changyou HK Webgames, received 68,258,000 ordinary shares of 7Road and the then four management shareholders of Shenzhen 7Road received an aggregate of 31,742,000 ordinary shares of 7Road.

•	Also in June 2012, the then CEO of 7Road surrendered 5,100,000 ordinary shares of 7Road held by him with the intention that these shares would be added to the shares reserved by 7Road for grants of equity incentive awards under the 7Road.com Limited 2012 Share Incentive Plan, or the 7Road 2012 Share Incentive Plan.

•	Upon completion of the 7Road Reorganization, we held 71.926% of the equity interests in 7Road. Also as part of the 7Road Reorganization, 7Road Technology, Shenzhen 7Road and the then shareholders of Shenzhen 7Road, which were our VIE Gamease and the then minority shareholders of 7Road, entered into contractual arrangements, or the VIE arrangements, with respect to ownership, disposition of ownership and control of Shenzhen 7Road, and 7Road Technology’s provision of product development, technical support and marketing services to Shenzhen 7Road in return for payments from Shenzhen 7Road.

On June 5, 2013, we acquired all of the ordinary shares of 7Road held by the non-controlling shareholders and, through our VIE Gamease, all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease, for aggregate cash consideration of approximately $78 million. As a result of the acquisition, 7Road became our indirect wholly-owned subsidiary and our VIE Gamease became the sole shareholder of our VIE Shenzhen 7Road. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report.

On December 15, 2011, we completed the acquisition from Sohu of certain assets and business operations associated with the 17173.com Website, which is one of the leading game information portals in China, for fixed cash consideration of $162.5 million. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report. After the acquisition, our PRC subsidiary Gamespace and our VIE Guanyou Gamespace, respectively, began to operate the 17173.com Website.

On November 19, 2013, we, through a wholly-owned subsidiary, Heroic Vision Holdings Limited, or Heroic, entered into an investment agreement with Beijing Kunlun Tech Co., Ltd. and certain of its affiliates (collectively, the “Kalends Group”), pursuant to which TalkTalk limited, or TalkTalk, was incorporated in the British Virgin Islands and initially wholly-owned by the Kalends Group, RaidCall (HK) Limited, or RaidCall HK, was incorporated in Hong Kong as a wholly-owned subsidiary of TalkTalk, and Beijing Changyou RaidCall Internet Technology Co., Ltd., or Changyou RaidCall, was incorporated in the PRC as a wholly-owned subsidiary of RaidCall HK. The Kalends Group then transferred to RaidCall HK and Changyou RaidCall all of the assets associated with RaidCall. On December 24, 2013, pursuant to the investment agreement, we acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, we paid $27.6 million to purchase from the Kalends Group a portion of the ordinary shares of TalkTalk held by the Kalends Group, and we invested $20 million in newly-issued ordinary shares of TalkTalk.

On July 31, 2014, pursuant to an investment agreement among one of our wholly-owned subsidiaries, MoboTap, which is the mobile technology developer behind the Dolphin Browser; MoboTap’s subsidiaries and variable interest entities; and MoboTap’s shareholders, we purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash. In addition, we have the right to purchase up to 10% of the equity interests in MoboTap from the noncontrolling shareholders, at a price of 20% below the IPO price, before a qualified IPO of MoboTap. If MoboTap achieves specified performance milestones for 2016 and certain specified key employees continue their employment with MoboTap at the time the milestones are achieved, but there has not been an IPO by MoboTap, the noncontrolling shareholders of MoboTap will have a one-time right to put to Changyou shares of MoboTap held by them, representing up to 15% of the equity interests in MoboTap, for an aggregate price of up to $53 million. In connection with the acquisition, Gamease also received a 60% equity interest in our VIE Wuhan Baina Information.

During 2013 and 2014 we made significant investments, both domestic and overseas, in acquiring assets and marketing, including both domestic and overseas marketing with the goal of expanding and promoting our platform channels business. Our PRC subsidiaries AmazGame, Gamespace, Beijing Baina Technology and our VIE Gamease, Guanyou Gamespace, Wuhan Baina Information are the main entities which operate our platform channel business.

Our principal executive offices are located at Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6861-3688. Our registered office in the Cayman Islands is located at 4th Floor, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

BUSINESS OVERVIEW

We are a leading online game developer and operator in China as measured by the popularity of our MMOG TLBB and our mobile game TLBB 3D. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes MMOGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players, mobile games, which are played on mobile devices and require an Internet connection and Web games, which are played over the Internet using a Web browser.

We also own and operate a number of Web properties and software applications for PCs and mobile devices (collectively referred to as “platform channels”), including the 17173.com Website, one of the leading information portals for game players in China; the wan.com Website, a games portal that provides a collection of Web games of third-party developers to game players; RaidCall, which provides online music and entertainment services, primarily in Taiwan; and the Dolphin Browser, a gateway to a host of user activities on mobile devices, with the majority of its users based in Europe, Russia and Japan. Our platform channels serve various needs of our users and help us reach more user communities and conduct cross-promotions of our games and services.

Our revenues grew from $623.4 million for the year ended December 31, 2012 to $737.9 million for the year ended December 31, 2013, and to $755.3 million for the year ended December 31, 2014, our net income attributable to Changyou.com Limited decreased from $282.4 million for the year ended December 31, 2012 to $268.6 million for the year ended December 31, 2013, and we had a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014.

Online Games

Business model

Our online games are operated under the item-based revenue model, meaning game players can play our games for free, but may choose to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks. Through virtual items, players are able to enhance or personalize their game environments or game characters, accelerate their progress in our games and share and trade with friends.

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

Our online game business model includes games that we self-operate and games that we license out to third-party operators.

Self-operated Games

For self-operated games, we determine the price of virtual items based on the demand or expected demand for such virtual items. We may change the pricing of certain virtual items based on their consumption patterns. We host the games on our own servers and are responsible for the sales and marketing of the games as well as the customer services. Our self-operated games include MMOGs, mobile games and Web games developed in house and MMOGs and mobile games that we license from or jointly developed with third-party developers.

For self-operated MMOGs, we collect proceeds from players and third-party game card distributors through sale of our game points on our online payment platform and prepaid game cards. For self-operated mobile games, we sell game points to our game players via third-party mobile app stores. The mobile app stores in turn pay us proceeds after deducting their share of pre-agreed revenue-sharing amounts. For self-operated Web games, we collect proceeds from players through sale of our game points on our online payment platform. For self-operated games that are licensed from or jointly developed with third-party developers, we pay the developers license fees for the exclusive right to operate the games domestically or globally, as well as revenue-sharing payments over the duration of the licenses.

Licensed-out Games

We also authorize third parties to operate our online games. The licensed-out games include from MMOGs, mobile games and Web games developed in house and mobile games jointly developed with third-party developers. For licensed -out games, the licensee operators pay us license fees, as well as revenue-sharing payments over the duration of the licenses.

Game Development and Enhancement

As of December 31, 2014, we had 2,731 product development personnel responsible for developing new games, as well as game enhancements and expansion packs.

New Game Development

We have adopted “agile software development” procedures that bring users close to the development cycle and allow us to create games that meet users’ demands. Our game development process generally includes the following key steps, which apply to the development of MMOGs, mobile games and Web games:

•	Identification and Discovery: Identify new opportunities for innovation based on the current needs and demands of target game players. We conduct focus group sessions with our target game players to pitch our ideas and understand their thoughts. The feedback we receive from our game players helps us to generate and develop new concepts for innovative games.

•	Concept Development and Testing: Once a concept has been selected, the design team will formulate a complete plan for the new game, which will include the choice of game titles and characters, core gameplays, and artistic styles. We share the plan with a group of users to test its appeal to game players.

•	Prototype and Demo Testing: Once a new game plan has been identified by game players, the design department creates a demo laying out preliminary storylines and gameplay, which will be further reviewed by game players.

•	Development and Consumer Engagement: If the demo passes a critical review process by game players, the project enters its official development phase. A project team will be formed consisting of our software programmers, platform technicians, media specialists, design staff and graphic artists. Both the server-end software and the user-end software modules will be developed within the first month of product development, followed by bi-weekly iterations of the new game based on user feedback throughout the development phase.

•	Configuration Beta Testing, Close Beta Testing and Open Beta Testing: When the game is ready for play for a consecutive number of days, we start configuration beta testing with initial marketing to bring a large group of game players under simulated open market conditions to test and optimize user experience. Thereafter, we conduct close beta testing to test the game’s payment system and make adjustments to the in-game economic system. Lastly, we conduct open beta testing to test the operation of new games under open market conditions and introduce new games to players.

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

Games Licensed from or Jointly developed with Third-Party developers

We obtained exclusive license rights to operate and further develop some of our MMOGs from their developers in China. Below is a summary of the primary MMOGs and mobile games that we currently operate that are licensed from third parties.

In 2003, we licensed our MMOG BO from a local independent game studio. In 2007, we obtained the rights to the source code of BO. We own the rights to all improvements we make to BO.

In 2013, we licensed several MMOGs, including Echo of Soul, from independent game studios in Korea and Fantasy Frontier Online from an independent game studio in Taiwan.

In 2014, we jointly developed a mobile game, Qin Shi Ming Yue 2, with an independent game studio in China.

Rights from Third Parties to Game Titles and Characters

Under license agreements with Louis Cha, the author of the novel “Tian Long Ba Bu”, we have the exclusive right in China to adapt this novel into online MMOGs and to operate such games, including the right to use the title of the novel and the name of the characters. We also have the non-exclusive license to operate, and the non-exclusive right to license the right to operate, games adapted from this novel outside of China. Additionally, also under license agreements with Louis Cha, we secured the exclusive rights to adapt ten of his martial arts novels, including Tian Long Ba Bu, into mobile games. If we wish to continue to operate and license these games using the titles and character names from these novels after the expiration of the terms of these license agreements, we will need to renew the license agreements.

Under license agreements with Chinese Gamer, we have the exclusive right in China to adapt six martial arts novels including “Twin of Brothers” and “Searching the Emperor Ching” and their associated intellectual property into games and to operate such games, including the right to use the titles and the names of the characters.

Under license agreements with Hangzhou Xuanji Technology Information Inc., we have the exclusive worldwide right to adapt the novel “Qin Shi Ming Yue” and its associated intellectual property into games and to operate such games, including the right to use the title and the names of the characters.

Under license agreements with Weiyi Shuwei Entertainment Inc, we have the exclusive worldwide right to adapt the novel “Dashfire” and its associated intellectual property into games and to operate such games, including the right to use the title and the names of the characters.

Under license agreements with Softstar Technology (Beijing) Co., Ltd., we have the exclusive worldwide right to adapt the novels “Xuan Yuan Jian” and “Legend of Sword and Fairy” and their associated intellectual property into games and to operate such games, including the right to use the titles and the names of the characters.

Under license agreement with Jonesky (HK) Limited, we have the exclusive worldwide right to adapt the novel “Feng Yun” and its associated intellectual property into MMOGs and mobile games and to operate such games, including the right to use the title and the names of the characters.

Under license agreements with Nihon Falco, we have the exclusive right in China, Taiwan, Hong Kong, Macau, Singapore and Malaysia to adapt the title “Kiseki Series” and “Ys Seven” as well as its associated intellectual property into mobile games and to operate such games, including the right to use the title and the names of the characters.

Marketing

For games that we operate directly, we employ a variety of innovative online marketing methods, including online advertising, in-game marketing and media, and online to offline promotions. We use different methods to target different demographic groups of game players.

For online marketing, we are able to leverage our game information portal, the 17173.com Website, as well as other game Websites to promote our games. We work with Internet café online platforms to reach out to a broad base of Internet café users. We are able to leverage our affiliation with Sohu, and aggregate Sohu’s large user base to our games by advertising on Sohu’s various Websites, which typically provide a direct link to our games. In addition, we use in-game promotional events 24 hours a day, seven days a week. We also create events to rally current and new game players through event-related features, such as offering special holiday edition virtual items to enhance game player participation at holiday time.

We access online social media by advertising in online videos and marketing our games through various social networking Websites, mobile applications and online forums, to create a vital effect among game players.

For offline promotion, we employ outdoor multimedia that target our game player base and combine our offline marketing efforts with online social media campaigns to encourage the spread of our games through word-of-mouth.

For mobile games in particular, we adopt performance-based advertising on a range of mobile applications and we work closely with over 100 partners in a joint effort to market our games. These partners include all third-party Android mobile application stores and other popular mobile applications.

Sales of Game Points

MMOGs and Web Games

For self-operated MMOGs and Web games, we sell game points directly to our game players through our online payment platform. Game players can purchase game points and charge them to their accounts directly. After logging into their accounts, game players can choose to pay either from their bank accounts or through other payment methods, including third-party online payment platforms. We provide discounts to game players who charge their accounts directly from bank accounts. Additional transaction costs will be incurred for those who charge their accounts through third-party online payment platforms.

Additionally, for MMOGs, we also sell prepaid game cards to a range of regional third-party distributors and our game players in China through our online payment platform. Regional distributors sub-distribute prepaid game cards to retail outlets, including Internet cafés and various Websites, as well as through various online channels, and telecommunications service providers. We typically collect payment from our distributors upon delivery of our prepaid game cards.

Mobile Games

For self-operated mobile games, we sell game points to our game players via third-party mobile app stores. Game players purchase game points and charge them to their accounts by paying to the mobile app stores. The mobile app stores in turn pay us proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Access to our Games

Our game players typically access our games on personal computers, mobile phones, tablets and other mobile devices connected to the Internet or at Internet cafés. In order to access our MMOGs, our game access software must be installed in the computer being used. Game players using personal computers and Internet café operators can typically download our game access software, interim updates and expansion packs directly from our official game Website. Game players can access our Web games on their browser using popular third-party plug-ins. Game players access our mobile games by downloading our mobile game applications mostly from third-party mobile app stores, or, to a lesser extent, from our official game Website.

Customer Service

For self-operated and jointly-operated games, we aim to provide quality customer service and be responsive to our game players’ needs. Our game players can seek our customer service support via phone or submit their feedback online 24 hours a day, seven days a week. In addition, we have a physical service center in Beijing, which is open to walk-in game players during normal business hours. We currently have around 250 dedicated customer service representatives.

For licensed-out games, we rely on the third-party operator to provide customer service.

Feedback collected by our customer service team and by third-party operators is important to the integration of our product development and game operations teams. The information collected forms the basis of our feedback database, which helps us design changes, upgrades and expansion packs for our games. See “—Game Development and Enhancement.”

Licensed-out Games

We license out the rights to operate TLBB and some of our other MMOGs in overseas markets. We currently license TLBB to third-party operators in Taiwan, Hong Kong, Vietnam, Malaysia, and Thailand. We license our mobile games TLBB 3D and Qin Shi Min Yue 2 to third-party operators in overseas markets including Taiwan, Hong Kong, Macau, Vietnam, Korea, Malaysia, and Singapore. Under our licensing arrangements with the overseas operators, the licensee operators pay us upfront license fees and we have revenue sharing rights over the duration of the licenses. The licenses are typically for a term of one to three years. We provide updates and expansion packs to the licensed games, typically after we launch such updates and expansion packs in China. The licensees are responsible for all other operating services and costs, including costs related to customer service and leasing and maintenance of servers.

Games in Operation

Name	Type	Genre	Initial Launch Date	In-house developed, Licensed or jointly developed	Description

Tian Long Ba Bu	MMOG	3D martial arts RPG	May 2007	In-house developed	The game features a combination of martial arts-style-fighting and community-building among its game players with a variety of interesting and interactive gameplay.

Blade Online series	MMOG	2.5D martial- arts RPG	Blade Online (BO) in October 2004; Blade Hero II (BH2) in September 2009	In-house developed	It consists of two MMOGs, Blade Online and its sequel Blade Hero 2. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth.

Fantasy Frontier Online	MMOG	3D fantasy RPG	July 2014	Licensed	The game features a Japanese animation style and offers a unique gaming experience with a dual role model, pets system and impressive plotlines. The contract term is 4 years since commercial launch.

Echo of Soul	MMOG	3D fantasy RPG	October 2014	Licensed	The game provides excitement through grand battles, high-quality graphics and a unique soul-collecting system. The contract term is 4 years since commercial launch.

DDTank	Web game	2D Combat RPG	March 2009	In-house developed	The game features stunning scenery and battle scenes, vivid special effects and thousands of costumes and accessories.

Wartune (also known as Shen Qu)	Web game	2.5D SLG & RPG	December 2011	In-house developed	The game features an engaging storyline, a touch of fantasy, and memorable characters. Players build their own kingdoms in a virtual world.

Tian Long Ba Bu 3D	Mobile game	3D martial arts RPG	October 2014	In-house developed	Adapted from Louis Cha’s novel of the same name, the game re-enacts the story of the original novel and blends in some of the elements of the PC version of the game.

Qin Shi Ming Yue 2	Mobile game	3D RPG	November 2014	Jointly developed	Adapted from the comic novel of the same name, the game provides players with a unique gaming experience. The contract term is 2 years since commercial launch.

Our Game Pipeline

Name	Type	Genre	Expected launch date	In-house developed or Jointly developed	Description

Steel Ocean	TPS	3D TPS	2015	In-house developed	Developed using the Unreal 3 engine, the game features realistic graphics based around a vivid ocean landscape, and allows players to experience fierce battles from airplanes, ships and submarines.

Dash fire	Mobile game	RPG	2015	In-house developed	Adapted from the classic PC-based RPG game Heroine Anthem, the game provides life-like combat with various combo settings comparable to PC-based games and creates a real-time PVP system that allows the system to match two players in a faceoff.

Xuan Yuan Jian (mobile version)	Mobile game	ARPG	2015	Jointly developed	The game features a combination of Chinese ink wash painting and realistic graphics and an easy-to-use combat system.

Twin of Brothers	Mobile game	Card game	2015	Jointly developed	Adapted from a popular novel of the same name, the game features high-definition graphics generated by the Unity game engine to render the novel’s major characters and game cards.

Platform Channel Business

17173. com Website

Our 17173.com Website provides news, electronic forums, online videos and other information services on online games to game players. The 17173.com Website was launched in 2000 as the first online game information portal in China, and is a leading online destination for game players seeking information on games and feedback from other players on the site’s message boards. With over 800 game zones and tens of millions of monthly unique visitors supported by alliances with many thousands of Internet cafes, the 17173.com Website is one of the largest game information and community Websites in China and is widely recognized as a market leader among game Websites in China, with strong expertise in building a game community and developing relationships with advertisers in the online game industry. As a result, the 17173.com Website is the marketing platform of choice for many online games, including our own. In addition, we work with users on the 17173.com Website to evaluate and improve the game quality of our games. In 2013, we launched mobile versions of the 17173.com Website, providing news, videos and other information services to game players. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website.

Services and Products Offered to Online Advertisers

Our offerings enable advertisers to post their advertisements in different forms, including text, rich media and video advertisements. Our online advertising products include banners, links, logos, buttons and stream advertisements placed on our Websites and sponsorships that typically focus on a particular event or a particular Website area. We charge most advertisers on a time basis with fixed fees. We also adopted the Cost Per Impressions pricing model to cater to different advertisers, and particularly small-sized advertisers. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within the 17173.com Website. Discounts from standard rates are typically provided for higher volume, longer-term advertising contracts, and may be provided for promotional purposes.

We mainly rely on advertising agents for the selling of advertisements on 17173.com Website. During the year ended December 31, 2014, there were a total of 168 companies advertising on the 17173.com Website. Our end customers include leading online game companies in China, as well as independent game studios.

wan.com Website and Software Applications

We operate a number of Web games for third-party developers on our wan.com Website and receive, pursuant to revenue-sharing agreements with the third-party developers, a pre-agreed percentage of the proceeds collected from game players. We also provide various online music and entertainment services to end users on RaidCall and offer promotion services for third-parties on the Dolphin Browser.

Other Service Offerings

We sell pre-film cinema advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre, to advertisers. Most of the advertisements are in the form of video advertisements. We sign contracts with individual cinema theatres and film production companies for the rights to sell their pre-film cinema advertising slots. These contracts are for an average period of two years. As of December 31, 2014, we had the right to sell pre-film cinema advertising slots at approximately 600 cinema theatres in China.

We charge most advertisers on a per-advertising slot basis or on a pre-determined period basis with fixed fees. Our standard prices for advertising slots vary depending on the location of the cinema theatre. Discounts from standard rates are typically provided for longer-term advertising contracts, and may be provided for promotional purposes.

Intellectual Property and Proprietary Rights

We regard our intellectual property and proprietary rights as critical to our success. We rely on trademark law, copyright law, patent law and trade secret protection to protect our intellectual property rights. We enter into non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us. In addition, we fragment our source codes so that no one employee, other than the Chief Operating Officer, has access to our entire source codes for a game. Product development personnel are only given access to the specific portions of the source codes that they need to work with at a particular time. In addition, all of the computers used by our game development personnel are closed circuit and do not have access to the Internet, so that we can protect our source codes and other proprietary information from being emailed out of our closed circuit system and misappropriated. However, we cannot guarantee that our measures to protect our intellectual property are sufficient. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We are the registered owner of 276 software copyrights and 534 fine arts work copyrights in China, each of which we have registered with the National Copyright Administration of the PRC or Guangdong Copyright Administration. We have registered with the NTSC UniTrust Time Stamp Authority in China the ownership rights to 976 fine arts work copyrights.

We are the registered owner of 483 domain names that we use in connection with the operation of our business, including our official Changyou Website, changyou.com and 17173.com. We also license the right to use certain of Sohu’s domain names, which we will continue until Changyou develops independent brand recognition, at which time we plan to phase out our use and licenses of certain of Sohu’s domain names.

We are the registered owner of 1,053 registered trademarks and have applied for the registration of another 1,606 trademarks in the PRC, including those related to our company name and our online games and other businesses. We are the registered owner of 156 registered trademarks and have also applied for 333 trademarks in countries and regions such as Taiwan, Hong Kong, the United States, Europe, Japan, Malaysia, South Korea, Indonesia and Brazil relating to our company name, and our online games and other businesses. We have registered four trademarks in Taiwan and six trademarks in the European Union and six trademarks in the South Korea relating to TLBB, four trademarks in countries and regions such as the European Union, South Korea, the United States and Malaysia relating to Wartune, 17 trademarks in countries and regions such as the European Union, Japan, Hong Kong and Taiwan relating to DDTank and four trademarks in countries and regions such as the European Union, South Korea, the United States and Japan relating to the Dolphin Browser. However, we cannot assure you that we will be able to obtain the trademarks we have applied for. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We have registered 102 patents and 147 patent applications pending in the PRC which are related to the design of our games and technology intended to enhance the functionality of our games, but these patent applications may not be approved. See “Risk Factors” for discussions of various risks relating to intellectual property.

Technology Infrastructure

We have built a reliable and secure network infrastructure to fully support our operations. As of December 31, 2014, we maintained approximately 7,725 servers related to our online game business, located in Internet data centers in 11 major cities in China, with the capacity to accommodate up to 5.0 million concurrent game players, and a sufficient amount of connectivity bandwidth to maintain such service. In order to enhance our game players’ experience and minimize the impact of cross-region connections, we have located our game servers in a number of regions throughout China, enabling our game players to play our games by connecting to the nearest servers located in their region without needing to exchange data across the national backbone network.

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

Competition

In the online games industry, we compete principally with the following three groups of competitors in China:

•	online game developers and operators in China, including Tencent Holdings Limited, NetEase.com, Inc., Shanda Games Limited, Perfect World Co., Ltd., Giant Interactive Group Inc., Kalends Inc., iDreamsky Technology Ltd., NetDragon Websoft Inc., Kingsoft Corporation Limited , and various mobile game developers and operators who recently entered into this emerging market; and;

•	other private companies in China devoted to game development or operation, many of which are backed by venture capital; and

•	international competitors.

In the online advertising industry, our game information portal operated through the 17173.com Website currently competes in China with, among others, the following game information portals:

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

Facilities

Our principal offices are located in several office buildings in Beijing, Shenzhen, Fuzhou and Wuhan in China, which comprise an aggregate of approximately 107,649 square meters, including 36,150 square meters of leased properties. Our leases for those leased properties expire between March 2015 and July 2023. We also occupy 7,677 square meters under leases in other countries.

In August 2009, we purchased an office building of approximately 14,950 square meters in Beijing, for consideration of approximately $33.4 million. In August 2010, we entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as our headquarters, for consideration of approximately $171 million. We occupied the office building in December 2013. As of December 31, 2014, we leased additional office space in Beijing of approximately 7,555 square meters. We also leased office space of approximately 36,272 square meters in other cities in the PRC and in other countries.

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

Regulatory Authorities

PRC law, including regulations and interpretations issued by various PRC governmental authorities, covers extensively areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, that affect our business. PRC governmental authorities which have issued such regulations and interpretations include:

•	the State Council;

•	the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, which resulted from the merger of the former General Administration of Press and Publication, or GAPP, with the former State Administration of Radio, Film and Television, or SARFT, in March 2013. The “SAPPRFT” as used in this report refers to the governmental authority that resulted from the merger, as well as to the GAPP and the SARFT separately for periods prior to the merger;

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT;

•	the Ministry of Commerce, or MOFCOM;

•	the Ministry of Public Security, or MPS;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration for Industry and Commerce, or SAIC;

•	the State Council Information Office, or SCIO.

Regulation of Telecommunication Services

Regulation of Value-Added Telecommunication Services in General

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented in September 2000 and amended in July 2014, are the primary PRC regulation governing telecommunications, and set forth the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations include a requirement that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The Catalog of Telecommunications Business, or the Catalog, was originally issued as an attachment to the Telecom Regulations and updated in 2001 and 2003. The Catalog as updated categorized online data and transaction processing, domestic Internet virtual private networks, Internet data centers, and Internet access search as value-added telecommunications services. Key aspects of our business fall within the definition of value-added telecommunications services under the Telecom Regulations and the Catalog.

The MIIT promulgated the Administration Measures for Telecommunications Business Operation, or the Telecom License Measures, in April 2009. The Telecom License Measures include requirements and procedures for obtaining licenses for value-added telecommunications services and provide for a distinction between such a license granted solely for operations within a particular province and such a license granted for “trans-regional” (or multiple-province) activities. Operations under a value-added telecommunications services license must be conducted in accordance with the specific terms of the license. In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, providers of Internet content services, or ICPs, must obtain a value-added telecommunications license, or ICP license, from governmental authorities before engaging in any commercial ICP operations within the PRC. Each of Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information has obtained an ICP license.

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. In September 2014, the MIIT revoked the BBS Measures by the Decision on Revocation and Amendment Certain Regulations and Rules. However, in practice certain local authorities still require operating companies to obtain approvals or make filings for the operation of BBS services. The ICP licenses held by Gamease and Guanyou Gamespace include such specific approval of the BBS services that they provide. However, although Shenzhen 7Road provides BBS services, its ICP license does not specifically permit the operation of BBS services. It is unclear whether Shenzhen 7Road’s provision of BBS services is in violation of applicable regulations or local practice. In order to avoid the possibility of being challenged by the relevant local authority for the absence of BBS service approval, Shenzhen 7Road has applied to the Guangdong Communications Administration for amendments of its ICP license to permit or continue to permit its operation of BBS services. Shenzhen 7 Road has been orally informed by the Guangdong Communications Administration that currently there are no specific authorities to approve BBS services in Shenzhen and that new regulations regarding the provision of BBS services may be released in 2015. If relevant PRC authorities were to determine that Shenzhen 7Road’s provision of BBS services is prohibited due to the absence of such specific approval or filings, Shenzhen 7Road might be subject to fines up to five times the income it generated from such services and other penalties, such as the shutdown of its Websites.

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

In July 2006, the MIIT released a Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for telecommunications business license applicable to its business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet content services, or an ICP license, as a type of value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Our VIEs, rather than our subsidiaries hold ICP licenses, own our domain names, and hold or have applied for registration in the PRC of trademarks related to our games and our platform channel business and own and maintain facilities that we believe are appropriate for our business operations.

In view of the restrictions on foreign direct investment in the telecommunications sector, we established or acquired our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information to engage in value-added telecommunications services. For a detailed discussion of our VIEs, please refer to “Organizational Structure” in Item 4. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign ownership of value-added telecommunications services. See “Risk Factors—Risks Related to Our Corporate Structure and PRC Law and Regulations—If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in the online game industry and the platform channel business, we could face severe penalties.”

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

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the SAPPRFT before publishing foreign electronic publications. The Tentative Measures for Internet Publication Administration, or the Internet Publication Measures, which were jointly promulgated by the SAPPRFT and the MIIT and became effective in 2002, impose a license requirement for any company that intends to engage in Internet publishing, which is defined as any act by an ICP to select, edit and process content or programs and to make such content or programs publicly available on the Internet. As the provision of online games is deemed to be an Internet publication activity, an online game operator must obtain an Internet publishing license and an authorization codes for each of its games in operation in order to directly make those games publicly available in the PRC. Although the Internet Publication Measures do not specifically authorize such a practice, an online game operator is generally able to publish its games and obtain authorization codes for those games through third-party licensed electronic publishing entities and register the games with the SAPPRFT as electronic publications.

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed MMOGs, Guanyou Gamespace, which provides online game services, and Shenzhen 7Road, which is the operator of Wartune, DDTank and certain other games developed by 7Road, obtained Internet publishing licenses on December 10, 2010, October 13, 2011 and September 2, 2011, respectively. TLBB, BO, BH2, Wartune, DDTank and some of our other games were historically published through third parties that were licensed electronic publishing entities, because Gamease, Shenzhen 7Road had not obtained Internet publishing licenses at the time those online games were made publicly available. TLBB, BO and BH2 and certain of our other existing games are currently published under an Internet publishing license held by Gamease and Shenzhen 7Road currently publishes Wartune, DDTank and certain other games developed by 7Road under authorization codes obtained through Shenzhen 7Road’s Internet publishing license. Shenzhen 7Road intends to publish certain of its pipeline and future games with authorization codes obtained through third parties. In addition, Wuhan Baina Information published an online game through third-party licensed electronic publishing entities. Current PRC regulations are not clear as to the consequence of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like ours are acknowledged by the SAPPRFT, in view of the lack of formal interpretation regarding this issue, the SAPPRFT might challenge our current and past practices and could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

The MOC issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. Gamease obtained an Online Culture Operating Permit in January 2008, which was re-certified in November 2014; Guanyou Gamespace obtained an Online Culture Operating Permit in June 2011, which was re-certified in November 2014; Shanghai ICE obtained an Online Culture Operating Permit in December 2010, which was re-certified in January 2014; Shenzhen 7Road obtained an Online Culture Operating Permit in June 2010, which was re-certified in January 2014; Wuhan Baina Information holds an Online Culture Operating Permit issued in July 2014.

The Interim Measures for the Administration of Online Games, or the Online Game Measures, issued by the MOC, which took effect on August 1, 2010, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures (i) requires online game operators to protect the interests of online game users and specify certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games and (iv) requests online game operators to promote real-name registration by their game users. We filed our games TLBB, Wartune, DDTank, BO, BH2, and certain of our other existing games with the MOC. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any required new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the SAPPRFT Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the SAPPRFT and receive from the SAPPRFT an Internet publishing license. Our VIEs Gamease, Guanyou Gamespace and Shenzhen 7Road have obtained Internet publishing licenses from the SAPPRFT. In addition, the SAPPRFT Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of offshore online games in China also must be examined and approved by the SAPPRFT.

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

In January 2014 the SAIC promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect on March 15, 2014, and replaced the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, issued by the SAIC, which had taken effect on July 1, 2010. The Online Trading Measures regulate online commodity trading and related activities. The Online Trading Measures require that commodities or services transacted online comply with the provisions of all applicable laws, regulations and rules. When selling commodities or providing services to consumers, online operators must comply with all applicable laws with respect to the protection of consumer rights/interests, intellectual property rights of others and the prevention of unfair competition. Information provided with respect to commodities and services provided by online commodity operators or related service operators must be authentic and accurate, and no false statements may be made. If we fail to comply with all requirements of the Online Trading Measures, the local branch of the SAIC or another governmental authority with jurisdiction might impose penalties on us, such as fines.

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

The SAPPRFT and the MIIT jointly issued the Rules for the Administration of Internet Audiovisual Program Services, or Document 56, which went into effect in January 2008. Under Document 56, all online audio and video service providers must be either state-owned or state-controlled. However, at a press conference held on February 3, 2008, the SAPPRFT and the MIIT clarified that online audio-visual service providers that had been lawfully conducting the business prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after the issuance of Document 56. We provide online audio and video services primarily through the 17173.com Website, which was conducting business prior to the issuance of Document 56.

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

On July 25, 2014, the SAPPRFT promulgated a Notice on Further Carrying out the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Verification of Real-name Registration Notice, which took effect on October 1, 2014. The Verification of Real-name Registration Notice requires local press and publication administrative departments to strengthen their administration over enterprises engaged in online game publication and operations, and requires such enterprises to strictly abide by anti-fatigue and real-name registration requirements when developing and promoting online games, excluding, at present, mobile games.

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

On August 21, 2014, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information or the Order. Most requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions as discussed elsewhere in this annual report. Under the Order, these requirements are often stricter and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, the operator must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, and disclosure to the public and, in severe cases, criminal liability.

On July 16, 2013, the Supreme People’s Court promulgated the Provisions of the Supreme People’s Court on Application of Laws to Cases Involving Civil Disputes over Infringement upon Personal Rights and Interests by Using Information Networks, pursuant to which if an ICP operator discloses online genetic information, medical records, health examination data, criminal records, home addresses, private events or other private personal information of a natural person, and such disclosure causes damage to the natural person, the aggrieved party will be entitled to hold the ICP operator liable. On August 21, 2014, the Supreme People’s Court further promulgated the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law to Trial of Civil Dispute Cases over Infringement Upon Personal Rights and Interests by Using Information Networks, which specifies that an ICP operator will not be liable for the disclosure of such personal information under the following circumstances: (i) the information is made public with the written consent of the person; (ii) the information is made public for the purpose of promoting the public interest and the information disclosed is limited to the scope necessary for such purpose; (iii) the information is made public by schools or scientific research institutions; (iv) the information has been made public by the person himself; (v) the personal information was obtained through legal channels.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Foreign Exchange Administration Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, the SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without the SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. The SAFE further promulgated Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to transfer the net proceeds from our initial public offering to Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information through our subsidiaries in the PRC, which may limit our ability to expand the businesses of these VIEs and we may not be able to convert the net proceeds into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

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

        Circular 37. In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or (together with its appendices) Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which had been promulgated by SAFE in October 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiary. Moreover, failure to comply with these SAFE registration requirements could result in liability under PRC law for evasion of foreign exchange controls. PRC residents who control our company from time to time are required to register with the SAFE in connection with their investments in us. See “Risk Factors—Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.”

Share Option Rules. On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving in an employee share incentive plan, share option plan or similar plan participated in by onshore individuals may be conducted only with the approval from the SAFE or its authorized branch. Under the Offshore Share Incentives Rules, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. On February 21, 2012, the SAFE approved our application to designate our PRC subsidiary AmazGame to handle registrations and other procedures required by the Offshore Share Incentives Rules. If we and our PRC employees who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we and such employees may be subject to fines and other legal sanctions.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity or share option to grant equity incentive awards to directors, supervisors, members of senior management or employees directly employed by a domestic enterprise that is directly or indirectly controlled by such special purpose vehicle, or with which such employee has established an employment relationship, any of such directors, supervisors, members of senior management or employees who are PRC residents should, prior to exercising their rights, file an application with the SAFE for the foreign exchange registration for such special purpose vehicle. If PRC residents fail to make such registration before exercising their rights, the special purpose vehicle could be subject to fines and legal penalties, and the SAFE could restrict cross-border investment and foreign exchange activities of the special purpose vehicle or related companies, including limiting other special purpose vehicle’s or related companies’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, offshore companies, or preventing the special purpose vehicle or related companies from paying dividends. As a result, our business operations and our ability to make distributions to our shareholders could be adversely affected.

Distribution of Dividends. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended in October 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in April 2001 and February 2014.

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

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. (NASDAQ: SOHU). As of the date of this report, Sohu indirectly held approximately 68.0% of the combined total of our outstanding Class A and Class B ordinary shares and controlled approximately 95.4% of the total voting power in us.

As of the date of this annual report, the following are our principal wholly-owned subsidiaries:

•	ICE Entertainment (HK) Limited, or ICE HK, incorporated in Hong Kong on July 17, 2007 and acquired by us in May 2010 as a direct wholly-owned subsidiary of Changyou HK.

•	Changyou.com (HK) Limited, or Changyou HK, incorporated in Hong Kong on August 13, 2007 as a direct wholly-owned subsidiary of Changyou. Changyou HK is our intermediate offshore holding company for our operations in China and overseas.

•	ICE Information Technology (Shanghai) Co., Ltd, or ICE Information, incorporated in the PRC on August 29, 2007 as a WFOE and acquired by us in May 2010 as a direct wholly-owned subsidiary of ICE HK.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, incorporated in the PRC on September 26, 2007 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, incorporated in the PRC on April 30, 2009 and acquired by us in January 2011 as a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, incorporated in the PRC on October 29, 2009 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, incorporated in the PRC on April 22, 2010 as a direct wholly-owned subsidiary of AmazGame.

•	Beijing Changyou Jingmao Film & Culture Communication Co., Ltd., or Beijing Jingmao, incorporated in the PRC on November 16, 2010 and a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Changyou.com Webgames (HK) Limited, or Changyou HK Webgames, incorporated in Hong Kong on September 21, 2011 and a direct wholly-owned subsidiary of Changyou HK.

•	7Road.com Limited, or 7Road, incorporated in the Cayman Islands on June 15, 2011 and a direct wholly-owned subsidiary of Changyou HK Webgames.

•	7Road.com HK Limited, or 7Road HK, incorporated in Hong Kong in July 2011 as a direct wholly-owned subsidiary of 7Road.

•	Shenzhen 7Road Network Technologies Co., Ltd., or 7Road Technology, incorporated in the PRC on December 1, 2011 as a wholly-owned subsidiary of 7Road HK.

•	Glory Loop Limited, or Glory Loop, incorporated in British Virgin Islands on June 23, 2014 as a direct wholly-owned subsidiary of Changyou HK.

As of the date of this annual report, we also have the following principal majority-owned subsidiaries:

•	MoboTap Inc., or MoboTap, a Cayman Islands company, 51% of which Glory Loop acquired on July 31, 2014.

•	MoboTap Inc. Limited, or MoboTap HK, a Hong Kong company which is a wholly-owned subsidiary of MoboTap.

•	Baina Zhiyuan (Beijing) Technology Co., Ltd., or Beijing Baina Technology, a PRC company which is a wholly-owned subsidiary of MoboTap HK.

In order to comply with PRC law restricting foreign ownership in the online game business and platform channel business in China, we conduct the operations of our online game business and our platform channel business in China through our principal VIEs, which include Gamease, Guanyou Gamespace, Shanghai ICE , Shenzhen 7Road and Wuhan Baina Information or subsidiaries of these VIEs, rather than through our subsidiaries, and substantially all of our revenues are earned by and paid to these VIEs and subsidiaries of these VIEs. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our former Chief Executive Officer, and 40% by Dewen Chen, our Co-Chief Executive Officer. Mr. Wang and Mr. Chen are both PRC citizens. The equity interests in Shanghai ICE are owned by two Changyou employees, Runa Pi and Rong Qi, who are PRC citizens and each of whom holds 50%. We are in the process of transferring each of the individual shareholders’ ownership interests in Gamease, Guanyou Gamespace and Shanghai ICE to entities that are affiliates of ours. The equity interests in Shenzhen 7Road are owned by our VIE Gamease. The equity interests in Wuhan Baina Information are owned 60% by Gamease and 40% by Yongzhi Yang, the Chief Executive Officer of MoboTap.

Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information hold the key licenses and permits required to operate our business and are controlled by AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology, respectively, through a series of contractual arrangements. AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology perform substantially all of our product development and technical support functions, which they provide to Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information pursuant to contractual arrangements.

In the opinion of Haiwen & Partners, our PRC counsel, subject to the uncertainties and risks disclosed elsewhere in this annual report under the heading “Risk Factors” the ownership structures of our principal PRC subsidiaries and our principal VIEs comply with all existing laws, rules and regulations of the PRC and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license.

The following diagram presents our principal consolidated entities as of the date of this annual report.

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

Overview

We are a leading online game developer and operator in China as measured by the popularity of our MMOG TLBB and our mobile game TLBB 3D. We divide our business into the online game business; the platform channel business, which consists of online advertising and software offerings; and the others business. The online game business and the platform channel business are our core businesses.

We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes MMOGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players, mobile games, which are played on mobile devices and require an Internet connection, and Web games, which are played over the Internet using a Web browser. For the three months ended December 31, 2014, the online games that we operate had approximately 25 million total average monthly active accounts and 3.4 million total average monthly active paying accounts. The revenues generated from the online games are classified as online game revenues.

We also own and operate a number of Web properties and software applications for PCs and mobile devices, including the 17173.com Website, one of the leading information portals for game players in China; the wan.com Website, a games portal, which offers to game players Web games of third-party developers; RaidCall, software to provide online music and entertainment services; and the Dolphin Browser, a gateway to a host of user activities on mobile devices. Our platform channels serve various needs of our users and help us reach more user communities and conduct cross-promotions of our games and services. The revenues generated from the platform channel business are classified as online advertising revenues (revenues from 17173.com Website) and IVAS revenues (revenues from the wan.com Website, RaidCall, and the Dolphin Browser).

Our revenues grew from $623.4 million for the year ended December 31, 2012 to $737.9 million for the year ended December 31, 2013, and to $755.3 million for the year ended December 31, 2014, our net income attributable to Changyou.com Limited decreased from $282.4 million for the year ended December 31, 2012 to $268.6 million for the year ended December 31, 2013, and we had a net loss attributable to Changyou.com Limited for the year ended December 31, 2014 of $3.4 million mainly due to the significantly increased operating expenses.

Factors Affecting Our Results of Operations

Our results of operations are affected by several key factors, including the following:

General economic conditions affecting the online game, online advertising and cinema advertising industries in China

We have benefited from general conditions typically affecting the online game, online advertising and cinema advertising industries in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending and increases in advertising spending; the increasing use of the Internet with the growth of personal computers, mobile phones and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the teenage and young adult population, who are typically more inclined to play online games. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in our online game business, our online advertising, or our cinema advertising business or that if there is a slowdown, such slowdown will not have a negative effect on those businesses. For example, a slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and during 2014, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, the significant instability recently experienced in the worldwide economy, with growth in the United States slowing, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and other such factors may lead in the future to decreases in the level of disposable income of our game players and negatively affect their spending on playing online games, as well as decreases in the advertising spending of our advertisers, who are typically other leading online game companies in China.

Our ability to develop and maintain popular online games

The popularity of our games drives the growth of our game player base, which is the key component driving the sales and consumption of our virtual items and thus our revenues. To maintain and grow the popularity of our games, we must diligently maintain the quality of the games and continually enhance the games to meet game player preferences. We solicit feedback from our game players and have a dedicated product development team that helps us to identify market trends and user preferences. For TLBB, we typically provide weekly updates and more substantial enhancements in the form of expansion packs every few months. For mobile games such as TLBB 3D, we provide updates and expansion packs on a more frequent basis. If we fail to meet game player demands and maintain their satisfaction from playing our games, game players may leave the game which would have an adverse effect on our revenues.

The popularity and timing of the launch of new games

We have in the pipeline several MMOGs, mobile games and Web games of different graphic styles, genres and features. Games in our pipeline include one in-house developed MMOG, SO; one in-house developed mobile game, Dashfire, and two jointly developed games, Xuan Yuan Jian and Twin of Brothers. We intend to operate all of these games under the item-based revenue model. We intend to operate all of these games under the item-based revenue model.

The shift to new game products and services in the online game industry

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets to access the Internet. There are a growing number of players switching from MMOGs and Web games to mobile games, which has been affecting, and which we believe will continue to affect, our business strategy and the popularity of our MMOGs and Web games. We consider it to be essential to our prospects for growth to diversify our online business to different type of games. We will need to make increasing expenditures related to mobile games in order to adapt to industry trends and an evolving market environment, and to attract players. We cannot be certain that our expansion into mobile games will be successful.

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

Our sales and marketing expenses for platform channel business increased significantly during 2013 and 2014. If our mobile strategy for our platform channel business is not as successful as we expect it to be, we may not be able to recoup those expenses, and to maintain or grow our revenues, or return to or sustain our historical levels of net income.

Monetization of platform channel business apart from 17173.com Website

During 2013 and 2014 we made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase our staffing levels, with the goal of expanding and promoting our platform channels beyond the online advertising business operated by the 17173.com Website, including our acquisitions of RaidCall, MoboTap and several other entities offering Internet software products and services. However, we have had only limited success to date in generating revenues from such products and services and it is not clear whether our significant investment in the platform channel business will provide any significant benefit to our online games business.

If our continuing efforts to monetize those products and services are not successful, we may not be able to recoup the investments we made in assets, marketing and staffing for the platform channel business.

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

Any restrictions imposed by PRC law on payments from our principal VIEs to our principal subsidiaries pursuant to contractual arrangements and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business.

We conduct a substantial portion of our operations through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, which generate nearly all of our revenues. As our principal VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our principal PRC subsidiaries AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology entered into a number of contracts with their corresponding VIEs, pursuant to which the VIEs pay the PRC subsidiaries for certain services that the PRC subsidiaries provide to their corresponding VIEs. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VAT, which effectively reduce the amount that we receive from the VIEs. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may adversely affect our ability to receive payments from the VIEs or the amount of such payments.

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

Critical Accounting Policies and Management Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We have identified below the accounting policies that reflect our more significant estimates and judgments, and those that we believe are the most critical to fully understanding and evaluating our consolidated financial statements.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of presentation and consolidation

Our consolidated financial statements have been prepared on a historical cost basis to reflect our financial position and results of operations in accordance with U.S. GAAP and on a going concern basis. Our consolidated financial statements include the financial statements of Changyou.com Limited and its controlled operating entities, including subsidiaries and VIEs. All inter-company balances and transactions within the Changyou group have been eliminated on consolidation.

We have adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. Our management made evaluations of the relationships between us and our VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, our management also took into account the fact that, as a result of such contractual arrangements, we control the shareholders’ voting interests in the VIEs. As a result of such evaluation, management concluded that Changyou.com Limited, through its indirect PRC subsidiaries, is the primary beneficiary of its VIEs. As a result, we consolidate all of our VIEs in our consolidated financial statements.

Commencing January 1, 2013, in order to provide a better foundation for understanding our performance, both revenues and costs generated from our operation of Web games of third-party developers on our 37wanwan.com Website (which we have integrated into the wan.com Website), which previously had been included in part in the results of the online game business, were reclassified from online game to IVAS revenues and costs and the relevant amounts for prior periods have been reclassified accordingly. Such reclassifications amounted to $4.3 million for revenues and $1.5 million for costs for the year ended December 31, 2012.

Use of estimates

The preparation of our financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, mezzanine equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant judgments and estimates include accounting for the basis of consolidation, the recognition of revenues, the determination of share-based compensation expense, the determination of the fair value of identifiable assets and liabilities acquired through business combinations, the determination of the fair value of contingent consideration, the determination of segment aggregation, the determination of the fair value of deferred compensation, the assessment of income tax and valuation allowances against deferred tax assets, the determination of the allowance for doubtful accounts, assessment of impairment of intangible assets, fixed assets, other assets, equity investments and goodwill and the determination of functional currencies.

Fair value measurement

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—other inputs that are directly or indirectly observable in the marketplace.

Level 3—unobservable inputs which are supported by little or no market activity.

Our financial instruments include cash equivalents, restricted time deposits, accounts receivable, short-term investments, prepaid and other current assets, long-term prepayment, investment in debt securities and other non-current assets, short-term and long-term accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, short-term and long-term bank loans and other accrued liabilities.

Cash and cash equivalents

We classify all highly-liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents comprise investments in time deposits that mature within three months, which are stated at cost, and money market funds, which are stated at fair market value.

Restricted time deposits—Loans from offshore banks, secured by time deposits

Loans from offshore branches of lending banks are classified as short-term bank loans or long-term bank loans based on their repayment periods. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The RMB onshore deposits securing the offshore loans are treated as restricted time deposits in our consolidated balance sheets. Restricted time deposits are valued based on the prevailing interest rates in the market.

Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimates of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if our customers are unable to make payments due to their deteriorating financial condition.

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

Fixed assets and depreciation

Fixed assets, mainly comprising office buildings, leasehold improvements, building improvements, office furniture, vehicles, and computer equipment (including servers) are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment, if any, over the estimated useful lives of the assets on a straight-line basis, with no residual value. The estimated useful lives are as follows:

Estimated useful life
Office building	36-47 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Building improvements	10 years
Office furniture	5 years
Vehicles	4-10 years
Computer equipment (including servers)	4 years

Intangible assets

Intangible assets mainly comprise operating rights for licensed games, computer software, developed technologies, trademarks and domain names, and cinema advertising slot rights. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Estimated useful life
Operating rights for licensed games	Contract terms
Computer software	1-5 years
Developed technologies	3-5 years
Trademarks and domain names	5-30 years
Cinema advertising slot rights	Contract terms

Long-term investments

Equity investments

Investments in entities over which we do not have significant influence are recorded as equity investments and are accounted for by the cost method. Investments in entities over we have significant influence but does not control are also recorded as equity investments and are accounted for by the equity method. Under the equity method, our share of the post-acquisition profits or losses of the equity investment is recognized in our consolidated statements of comprehensive income; and our share of post-acquisition movements in equity is recognized in equity in our consolidated balance sheets. Unrealized gains on transactions between us and an entity in which we have recorded an equity investment are eliminated to the extent of our interest in the entity. To the extent of our interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an entity in which we have recorded an equity investment equals or exceeds our interest in the entity, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the equity investee.

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in our consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and VIEs.

We test goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it was determined that it was more likely than not that their fair values were less than the units’ carrying amounts, we performed the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units were higher than their fair values, we performed the second step of the two-step quantitative goodwill impairment test.

If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. We test impairment of long-lived assets and intangible assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

Receipts in advance and deferred revenues

For our operation of MMOGs, the proceeds received from sales of prepaid game cards are initially recorded as receipts in advance. For the online advertising and cinema advertising services, cash payments, which are received in advance of the delivery of services pursuant to applicable advertising contracts, are recorded as receipts in advance.

For self-operated games, deferred revenues were recognized when the game points are sold through our online payment platform or when prepaid game cards are charged by the players to their respective game accounts. The deferred revenues are amortized when virtual items are consumed. For our licensed out games, deferred revenues represent the unamortized balance of license fees paid by third-party operators, and the deferred revenues are amortized on a straight line basis through the service period.

Contingent Consideration

The acquisition of Doyo includes a contingent consideration arrangement that requires additional consideration to be paid by the Group based on the financial performance of Doyo for the fiscal years 2013 through 2015. The fair value of the contingent consideration was recognized on the acquisition date using the income approach/ discounted cash flow method with a scenario analysis applied. There were no indemnification assets involved.

Mezzanine Equity

Mezzanine equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders had the right to put their equity interests in 7Road to us at a pre-determined price if 7Road achieved specified performance milestones before the expiry of the put option and 7Road did not complete an initial public offering. The put option expired in 2014. Since the occurrence of the put was not solely within our control, we classify the non-controlling interest as mezzanine equity instead of permanent equity in our consolidated financial statements.

        In accordance with ASC subtopic 480-10, we calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii). On May 1, 2013, we entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders and all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease. The acquisition closed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, $2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interest in 7Road over the purchase price as of the closing date, was recorded in our equity accounts. As Gamease held all of the equity interests in Shenzhen 7Road following the closing of the acquisition, no mezzanine equity existed as of December 31, 2013 and 2014.

Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in our consolidated financial statements consist primarily of non-controlling interests for TalkTalk and MoboTap.

Treasury Shares

On July 27, 2013, our Board of Directors authorized a share repurchase program of up to $100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015. We accounted for those shares repurchased as treasury shares at cost in accordance with ASC 505-30. The treasury shares acquired are shown separately in shareholders’ equity, as we have not yet decided on the ultimate disposition of those shares. If and when we cancel the treasury shares, the difference between the original issuance price and the repurchase price will be debited into additional paid-in capital.

Foreign currency translation

Our functional and reporting currency is the United States dollar (the “U.S. dollar”). The functional currency of our subsidiaries and VIEs in China is the Renminbi (“RMB”). The functional currency of our subsidiaries in the British Virgin Islands, the Cayman Islands and Hong Kong is the U.S. dollar. Accordingly, assets and liabilities of the China subsidiaries and VIEs are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates for RMB to U.S. dollars in effect during the reporting period. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of shareholders’ equity for the years presented.

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

Revenue recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Online game business

Our online game business offers to game players MMOGs, mobile games and Web games. All of our games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items. Revenues that we generate from self-operated and licensed out online games are included in online game revenues.

Self-Operated Games

We are the primary obligor of the self-operated games. We host the games on our own servers and are responsible for the sale and marketing of the games as well as the customer services. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile app stores, but are net of business tax and discounts to game card distributors where applicable. We obtain revenues from the sale of in-game virtual items. Revenues are recognized over the estimated lives of the virtual items purchased by game players or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

MMOGs

Proceeds from the self-operation of MMOGs are collected from players and third-party game card distributors through sales of our game points on our online payment platform and prepaid game cards. Self-operated MMOGs are either developed in house or licensed from third-party developers. For licensed MMOGs, we remit a pre-agreed percentage of the proceeds to the third-party developers, and keep the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in our cost of revenues.

Mobile games

For self-operated mobile games, we sell game points to our game players via third-party mobile app stores. The mobile app stores in turn pay us proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly developed mobile games, we remit a pre-agreed percentage of the proceeds to the third-party developers, and keep the balance pursuant to revenue-sharing agreements.

Such revenue-sharing amounts paid to mobile app stores and third-party developers are included in our cost of revenues.

Web games

Proceeds from self-operated Web games are collected from our players through the sale of game points. All of our self-operated Web games were developed in house.

Licensed Out Games

We also authorize third-parties to operate our online games. The licensed out games include MMOGs, mobile games and Web games developed in house and mobile games jointly developed with third-party developers. We receive monthly revenue-based royalty payments from all the third-party licensee operators. We receive additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate our games in specified geographic areas. Since we are obligated to provide post-sale services, the initial license fees are recognized as revenue ratably over the license period, and the monthly revenue-based royalty payments are recognized when relevant services are delivered, provided that collectability is reasonably assured. We view the third-party licensee operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services. We remit to the third-party developers a pre-agreed percentage of revenues from jointly developed and licensed out mobile games, and recognize revenues on a net basis.

Platform channel business

Our platform channel business mainly consists of our operation of Web properties and software applications for PCs and mobile devices, including the game information portal operated on the 17173.com Website; the wan.com Website, which offers to game players Web games of third-party developers; RaidCall, software to provide online music and entertainment services, and the Dolphin Browser, a gateway to a host of user activities on mobile devices. Our online advertising revenues and IVAS revenues are derived from the platform channel business.

17173.com Website

Our online advertising revenues are mainly generated from the 17173.com Website. We sign the contract with the advertisers to fix the advertising service to be provided and the service price. Based on the contracts, we provide advertisement placements on the 17173.com Website in different forms, including text, rich media and video advertisements.

To determine the method of recognition of online advertising revenues, prior to entering into contracts, management makes a credit assessment of customers to assess the collectability of amounts due under the contracts. For those contracts for which collectability is determined to be reasonably assured, revenues are recognized ratably over the period during which the advertising services are provided and when all revenue-recognition criteria have been met. For those contracts for which collectability is determined to be not reasonably assured, revenues are recognized only when the cash is received and all other revenue-recognition criteria have been met.

We treat advertising contracts for the 17173.com Website with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognize revenues on a periodic basis during the contract periods when each deliverable service was provided. Since the contract price is for all the deliverables under one advertising contract, we allocate the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No.2009 -13. We first use vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, we use third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, we use management’s best estimate of the selling price for the deliverables.

wan.com Website, RaidCall and Dolphin Browser

We provide IVAS through our operation of our wan.com Website and software applications for PCs and mobile devices, such as RaidCall and Dolphin Browser. Revenues from IVAS are recognized under the gross method, as we are the principal obligor for provision of the services.

Others business

Revenues generated from the cinema advertising business is classified as others revenues. We provide clients advertising placements in slots that are shown in theatres before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts we sign with different theatres and film production companies. When all the recognition criteria are met, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period.

Cost of revenues

Cost of online game revenues consists primarily of salary and benefits expense, revenue-sharing payments, bandwidth leasing costs, PRC business tax and value-added tax which primarily arise from the revenues that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace, respectively, depreciation expenses, amortization of licensing fees, and other direct costs.

Cost of online advertising revenues consists primarily of salary and benefits expense, bandwidth leasing costs, depreciation expenses, and advertising design costs.

Cost of IVAS revenues consists primarily of bandwidth leasing costs and revenue-sharing payments to third-party developers and service providers.

Cost of others revenues consists primarily of payments to theatres and film production companies for pre-film screening advertising slots.

Product development expenses

The product development expenses include the costs incurred for the development of our business prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2012, 2013 and 2014, we did not capitalize any product development expenses.

Advertising expenses

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of us or a desire to buy our products and services, are expensed as incurred.

Government Grant

A government grant is recognized when the grant is received and the relevant requirements have been complied with. Government grants are generally recorded as other income, and grants for which the government stipulates specified uses are recorded as a reduction in operating expenses and cost of revenues.

Operating leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by us from the leasing company are charged to our consolidated statements of comprehensive income on a straight-line basis over the lease periods.

Share-based compensation expense

Share-based compensation expense is for share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by us to employees and directors. Share-based compensation expense is recognized as costs and/or expenses in the financial statements based on the fair values of the related share-based awards on their grant dates.

We had two incentive plans in 2014 for the granting of share-based awards, including share options, restricted shares and restricted share units, to our employees and directors. 7Road’s 2012 Share Incentive Plan was cancelled effective June 28, 2013.

For share-based awards, in determining the fair value of ordinary shares, restricted shares and restricted share units granted before the shares underlying the awards were publicly traded, the income approach/discounted cash flow method with a discount for lack of marketability is applied. In determining the fair value of restricted share units granted shortly before our initial public offering, the fair value of the underlying shares was determined based on the offering price in the initial public offering. In determining the fair value of restricted share units granted after our initial public offering, the public market price of the underlying shares on the grant dates is applied. In determining the fair value of share options granted by Sohu to our employees prior to our initial public offering, we applied the Black-Scholes valuation model.

Determining the fair value of the ordinary shares not publicly traded required complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made. The assumptions used in share-based compensation expense recognition represent our management’s best estimates based on historical experience and consideration to developing expectations about the future. However, these estimates involve inherent uncertainties and the application of management judgment. If factors change or different assumptions were used, the share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Share-based compensation expense for share options, restricted shares and restricted share units granted is recognized on an accelerated basis over the requisite service period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for that number of awards.

Deferred compensation

Deferred compensation consists of arrangements where employees are entitled to payments at designated future dates for current or past services. Deferred compensation expense is accrued over the period of the applicable employee’s service at a rate that is estimated to result in there being an amount accrued, as of date when the employee will be entitled to have received the deferred payments in full, equal to the present value of such deferred payments as of the date of the creation of the deferred payment arrangement.

On February 8, 2014, our Board of Directors approved three new employee incentive plans with terms of 10 years, commencing January 1, 2014. Under two of these three plans, we could have distributed cash compensation of up to 10% of our company-wide annual net profits after certain adjustments. The third employee incentive plan was structured to allow eligible employees to receive up to 20% of the annual adjusted net profits of projects that they worked on. In December 2014, our management reassessed the estimated compensation expense related to these three employee incentive plans and we reversed accruals associated with the compensation expense previously recognized for these plans in a total amount of $32.2 million. Our management also recommended cancelling the three employee incentive plans, and replacing them with a new cash bonus plan commencing in 2015. Our Board of Directors approved the cancellation of the three incentive plans on February 7, 2015.

Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The deferred tax assets are reduced by a valuation allowance if it is considered based on available evidence more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax liability is not recognized for undistributed earnings of a PRC subsidiary if the subsidiary has invested or will invest the undistributed earnings indefinitely.

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

Earnings (Losses) per share

Basic earnings (losses) per share are computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share are computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options and shares issuable upon the settlement of restricted share units. Potential ordinary shares are accounted for in the computation of diluted earnings (losses) per share using the treasury share method. Potential ordinary shares are not included in the denominator of the diluted earnings (losses) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings (losses) per share are computed on Class A ordinary shares and Class B ordinary shares together, because both classes have the same dividend rights and the same participation rights in our undistributed earnings (losses).

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of the cumulative foreign currency translation adjustment and unrealized gain (loss) on available-for-sale securities.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. Prior to November 2, 2014, our CODM was our former Chief Executive Officer, and beginning November 2, 2014, our CODMs are our Co-Chief Executive Officers.

Our organizational structure is based on a number of factors that the CODMs use to evaluate, view and run our business operations, which include, but are not limited to, customer base, homogeneity of products and technology. Our operating segments are based on our organizational structure and information reviewed by our CODMs to evaluate the operating segment results.

We had determined that as of December 31, 2013 the business segments that constituted our primary reportable segments were the Online Game segment, which consisted of MMOGs and Web games, and the 17173 Business segment, which provided the online advertising service and IVAS.

        In 2014, we expanded our online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, we developed and acquired several software applications for PCs and mobile devices intended to strengthen our competitiveness in the Internet sector. In 2014, we launched the wan.com Website which offers to game players Web games of third-party developers. The CODMs determined that the software applications for PCs and mobile devices and the wan.com Website should be reviewed together as one operating segment, identified as the software segment. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173.com segment under the Platform Channel segment. Cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in “Others.” Accordingly, as of December 31, 2014 the business segments that constituted our primary reportable segments were the Online Game segment, which consists of MMOGs, mobile games and Web games, and the Platform Channel Business segment, which consists of online advertising services and IVAS.

Results of Operations

Our Revenues

Our total revenues for 2014 were $755.3 million, which included online game revenues of $652.0 million from online game business, online advertising revenues of $59.0 million and IVAS revenues of $22.4 million from platform channel business and others revenue of $ 21.9 million.

The following table sets forth our revenues generated from online games, online advertising, IVAS and others, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Online games	570,346	91.5%	669,168	90.7%	652,008	86.3%
Online advertising	42,525	6.8%	49,998	6.8%	58,963	7.8%
IVAS	4,307	0.7%	5,402	0.7%	22,357	3.0%
Others	6,251	1.0%	13,307	1.8%	21,938	2.9%

Total revenues	623,429	100.0%	737,875	100.0%	755,266	100.0%

Online Game Revenues

Online game revenues were $652.0 million for 2014, compared to $669.2 million and $570.3 million, respectively, for 2013 and 2012.

MMOGs and mobile games

Revenue generated by our MMOGs was $485.1 million for 2014, compared to $531.7 million and $481.2 million, respectively, for 2013 and 2012, representing 74.4%, 79.5% and 84.4% of our online game revenues for 2014, 2013 and 2012. The dominant MMOG operated by us is Tian Long Ba Bu (“TLBB”). The year-over-year decrease in MMOGs revenues for 2014 was $46.6 million, mainly due to decreased revenues from TLBB, following the strategic decision to reduce the game’s difficulty. The year-over-year increase in MMOGs revenues for 2013 was $50.5 million, mainly due to increased revenue from TLBB driven by releases of expansion packs. For 2014, our revenues for TLBB were $411.9 million, accounting for approximately 63.2% of our online game revenues and approximately 54.5% of our total revenues.

In 2012 we began to develop, and in 2013 we began to generate revenues from, mobile games, which are played on mobile devices and require an Internet connection. Our primary mobile game is TLBB 3D, which was launched in October, 2014. The revenues generated from mobile games were $66.2 million for 2014, compared to $1.7 million and $nil, respectively, for 2013 and 2012. The year-over-year increase in mobile games revenues for 2014 was $64.5 million, mainly due to increased revenues from TLBB 3D.

The following table sets forth certain operating data for our MMOGs and mobile games in China for the periods indicated:

Average Monthly Active Accounts(1)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	MMOGs	MMOGs and mobile games	MMOGs	MMOGs and mobile games	MMOGs	MMOGs and mobile games	MMOGs	MMOGs and mobile games
2012	11.0	11.0	11.0	11.0	12.1	12.1	13.6	13.6
2013	13.4	13.5	12.3	12.4	7.6	8.8	6.7	7.7
2014	6.5	9.1	6.9	8.2	10.7	12.2	6.9	13.9

Quarterly Aggregate Active Paying Accounts(2)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	MMOGs	MMOGs and mobile games	MMOGs	MMOGs and mobile games	MMOGs	MMOGs and mobile games	MMOGs	MMOGs and mobile games
2012	3.1	3.1	2.6	2.6	2.4	2.4	2.2	2.2
2013	2.0	2.0	2.0	1.9	1.9	1.9	1.7	1.7
2014	1.5	1.5	1.4	1.5	1.5	1.6	1.3	2.7

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.

(2)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Web games

Our primary Web games are Wartune and DDTank. Our revenues generated from Web games were $100.7 million for 2014, compared to $135.7 million and $89.1 million, respectively, for 2013 and 2012. The year-over-year decrease in Web games revenues for 2014 was $35.0 million, mainly due to decreased revenues from our Web games Wartune and DDTank in China, which have reached a mature phase in their operation. The year-over-year increase in Web game revenues for 2013 was $46.6 million, mainly due to increased revenues from Wartune.

Online Advertising Revenues

Online advertising revenues, which consist mainly of revenues generated from the 17173.com Website, were $59.0 million for 2014, compared to $50.0 million and $42.5 million, respectively, for 2013 and 2012. The year-over-year increases in online advertising revenues for 2014 and 2013 were mainly due to an increase in the utilization rate of advertising on the 17173.com Website as a result of improvements made to the advertising sales function.

IVAS Revenues

Our IVAS revenue was $22.4 million for 2014, compared to $5.4 million and $4.3 million, respectively, for 2013 and 2012. The year-over-year increase in IVAS revenues for 2014 was $17.0 million, mainly due to the incremental revenues from the Dolphin Browser and Raidcall from their PC and mobile products. The year-over-year increase in IVAS revenues for 2013 was $1.1 million, mainly due to more Web games and a higher number of users playing Web games operated on our games portal in 2013.

Others Revenues

Others revenues, which consist of revenues from cinema advertising, were $21.9 million for 2014, compared to $13.3 million and $6.3 million, respectively, for 2013 and 2012. The year-over-year increase for 2014 was $8.6 million, mainly due to an upgrade in advertising resources as well as improvements made to the advertising sales function. The year-over-year increase in others revenues for 2013 was $7.0 million, mainly due to improvements in the sales function.

Cost of Revenues

The following table presents our cost of revenues for online games, online advertising, IVAS and others revenues, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Cost of Revenue:
Online game	76,432	12.3%	93,306	12.6%	142,549	18.9%
Online advertising	6,535	1.0%	13,827	1.9%	14,838	2.0%
IVAS	1,509	0.3%	1,786	0.2%	22,985	3.0%
Others	20,046	3.2%	17,518	2.4%	21,490	2.8%

Total cost of revenues	104,522	16.8%	126,437	17.1%	201,862	26.7%

Cost of online game revenues was $142.5 million for the year ended December 31, 2014, compared to $93.3 million and $76.4 million, respectively, for the year ended December 31, 2013 and 2012. The year-over-year increase in cost of online game revenues for 2014 was $49.2 million. The increase mainly consisted of a $24.6 million increase in revenue-sharing payments to mobile app stores, a $7.5 million increase in revenue-sharing payments to third-party developers, a $9.1 million increase in salary and benefits expense, and a $1.5 million increase in bandwidth leasing costs. The year-over-year increase in cost of online game revenues for 2013 was $16.9 million. The increase for 2013 compared to 2012 mainly consisted of a $5.8 million increase in salary and benefits expense, a $5.9 million increase in impairment of intangible assets from acquisitions of businesses, a $2.4 million increase in revenue-sharing payments to third-party developers, a $1.7 million increase in content and license fees and a $1.1 million increase in bandwidth leasing costs.

Cost of online advertising revenues was $14.8 million for the year ended December 31, 2014, compared to $13.8 million and $6.5 million, respectively, for the year ended December 31, 2013 and 2012. The year-over-year increase in cost of online advertising revenues for 2014 was $1.0 million. The increase was mainly due to increases in bandwidth leasing costs and salary and benefits expense. The year-over-year increase in cost of online advertising revenues for 2013 was $7.3 million. The increase mainly consisted of a $3.8 million increase in salary and benefits expense, a $0.6 million increase in professional fees, a $0.6 million increase in content and license fees, a $0.7 million increase in facility expenses, a $0.4 million increase in bandwidth leasing costs.

Cost of IVAS revenues was $23.0 million for the year ended December 31, 2014, compared to $1.8 million and $1.5 million, respectively, for the year ended December 31, 2013 and 2012. The year-over-year increase in cost of IVAS revenues for 2014 was $21.2 million. The increase mainly consisted of a $12.5 million increase in bandwidth leasing costs and a $5.2 million increase in revenue-sharing payments to third-party developers and service providers. The year-over-year increase in cost of IVAS revenues for 2013 was $0.3 million. The increase was mainly due to an increase in revenue-sharing payments to third-party developers and service providers.

Cost of others revenues were $21.5 million for the year ended December 31, 2014, compared to $17.5 million and $20.0 million, respectively, for the year ended December 31, 2013 and 2012. The year-over-year increase in cost of others revenues for 2014 was $4.0 million. The increase was mainly due to an increase in payments to theatres and film production companies for pre-film screening advertising slots. The year-over-year decrease in cost of others revenues for 2013 was $2.5 million. The decrease was due mainly to a decrease in payments to theatres and film production companies for pre-film screening advertising slots.

Gross Profit

As a result of the foregoing, our gross profit was $553.4 million for the year ended December 31, 2014, compared to $611.4 million and $518.9 million, respectively, for the year ended December 31, 2013 and the year ended December 31, 2012. Our gross margin was 73.3%, 82.9% and 83.2%, respectively, for the years ended December 31, 2014, December 31, 2013 and December 31, 2012. The decrease in gross margin was mainly due to a change in the revenue mix as we launched new mobile games and licensed PC games that typically require additional revenue sharing costs, as well as increased personnel costs associated with new games and mobile initiatives.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles acquired as part of the acquisition of a business. Share-based compensation expenses are included in product development expenses, sales and marketing expenses, and general and administrative expenses. We expect that our operating expenses will increase in the future as we expand our research and development workforce to design and develop new MMOGs, mobile games and Web games.

The following table sets forth our product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles acquired as part of the acquisition of a business, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	73,755	11.8%	119,909	16.3%	194,113	25.7%
Sales and marketing	60,639	9.7%	128,830	17.5%	241,307	32.0%
General and administrative	33,514	5.4%	57,191	7.8%	107,451	14.2%
Goodwill impairment and impairment of intangibles as part of acquisition of a business	2,906	0.5%	—	—	52,282	6.9%

Total	170,814	27.4%	305,930	41.6%	595,153	78.8%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expense, including share-based compensation expense, for personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses increased to $194.1 million for the year ended December 31, 2014 compared to $119.9 million and $73.8 million, respectively, for the years ended December 31, 2013 and 2012. The increase in product development expenses mainly due to an increase in salary and benefits expense. Product development expenses constituted 25.7%, 16.3% and 11.8%, respectively, of our total revenues for the years ended December 31, 2014, 2013 and 2012.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits expense, including share-based compensation expense, for our sales and marketing personnel. Sales and marketing expenses increased to $241.3 million for the year ended December 31, 2014 compared to $128.8 million and $60.6 million, respectively, for the years ended December 31, 2013 and 2012. The increases mainly reflected higher advertising costs for promotion of the platform channel business as well as an increase in salary and benefits expense in 2013. Sales and marketing expenses constituted 32.0%, 17.5%, and 9.7%, respectively, of our total revenues for the years ended December 31, 2014, 2013 and 2012.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expense, including share-based compensation expense, for management, finance and administrative personnel, and professional service fees. General and administrative expenses increased to $107.5 million for the year ended December 31, 2014 compared to $57.2 million and $33.5 million, respectively, for the years ended December 31, 2013 and 2012. This increase was primarily due to an increase in head count and related salary and benefit expense in 2014. General and administrative expenses constituted 14.2%, 7.8% and 5.4%, respectively, of our total revenues for the years ended December 31, 2014, 2013 and 2012.

Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business

In 2014, we recognized $52.3 million of goodwill impairment and impairment of intangible assets acquired as part of the acquisition of a business. This $52.3 million impairment loss consisted primarily of a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for intangible assets related to RaidCall, as a result of our management’s assessment that the impairment existed based on its conclusion that RaidCall was unable to provide expected synergies with our online games business. In 2013, there was no goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business.

In 2012, we recognized a $2.9 million impairment loss for intangibles assets acquired as part of acquisition of a business.

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2014, 2013 and 2012, respectively, as follows (in thousands):

	For the Year Ended December 31,
	2012	2013	2014
	Amount	Amount	Amount
	($ in thousands, except percentages)
Cost of revenues	306	101	152
Product development	1,854	475	1,069
Sales and marketing	326	74	105
General and administrative	1,183	624	2,788

Total	3,669	1,274	4,114

As of December 31, 2014, unrecognized share-based compensation expense is 29.7 million.

Operating Profit (Loss)

As a result of the foregoing, we had an operating loss of $41.7 million for the year ended December 31, 2014, compared to an operating profit of $305.5 million and $348.1 million, respectively, for the years ended December 31, 2013 and December 31, 2012.

Foreign Currency Exchange Loss

For the year ended December 31, 2014, foreign currency exchange loss was $0.7 million, compared to $5.9 million and $0.6 million, respectively, for the years ended December 31, 2013 and December 31, 2012.

Interest Income

For the year ended December 31, 2014 interest income was $26.1 million, compared to $28.5 million and $15.9 million, respectively, for the years ended December 31, 2013 and December 31, 2012. The decrease was primarily due to a decrease in our average cash balance for the year.

Interest Expense

For the year ended December 31, 2014, interest expense was $6.5 million, compared to $8.8 million and $2.2 million, respectively, for the years ended December 31, 2013 and December 31, 2012. The decrease was primarily due to a decrease in our average balance of the bank loans.

Other Income (Expenses)

For the year ended December 31, 2014, other income (expense) represents other income of $4.1 million, compared to other income of $ 3.6 million and other expense of $ 0.2 million, respectively, for the years ended December 31, 2013 and December 31, 2012.

Income Tax Expense

Income tax expense was $2.5 million for the year ended December 31, 2014, compared to $36.4 million and $67.4 million, respectively, for the years ended December 31, 2013 and December 31, 2012. The decrease was mainly due to a decrease in our net profit.

Net Income Attributable to Mezzanine Classified Non-controlling Interest

In accordance with ASC subtopic 480-10, we calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii). On June 5, 2013 Changyou acquired of the non-controlling interest in 7Road. Accordingly, no accretion charge has been recorded since the acquisition. The accretion charge was $17.8 million and $11.2 million, respectively, for the years ended December 31, 2013 and December 31, 2012.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $17.8 million for the year ended December 31, 2014. Non-controlling interests consist of non-controlling interests in RaidCall and MoboTap.

Net Income(Loss) Attributable to Changyou.com Limited

As a result of the foregoing, we had a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014, compared to net income of $268.6 million and $282.4 million, respectively, for the years ended December 31, 2013 and December 31, 2012.

Liquidity and Capital Resources

Significant Cash-Related Activities

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

During 2012 and 2013, we drew down loans from offshore banks in an aggregate amount of $410.3 million, which were secured by an equivalent or greater amount of RMB deposits in onshore branches of those banks, totaling $424.7 million. As of December 31, 2013, $307.0 million of the loan amount carried a floating rate of interest based on the London Inter-Bank Offered Rate and $103.3 million carried a fixed rate of interest.

During 2014, we drew down loans from offshore banks in an aggregate amount of $370.0 million. The loans were secured by an equivalent or greater amount of RMB deposits in onshore branches of those banks, totaling $417.4 million. As of December 31, 2014, the entire loan amount carried a floating rate of interest based on the London Inter-Bank Offered Rate.

Liquidity Sources and Balances

As of December 31, 2014, we had cash and cash equivalents and short-term investments of approximately $412.4 million. As of December 31, 2013, we had cash and cash equivalents and short-term investments of approximately $551.3 million. Cash equivalents primarily consist of time deposits with maturities of three months or less and money market funds, which are stated at fair market value.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments and capital expenditures over the next twelve months.

Cash-Generating Ability

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	($ in thousands)
Net cash provided by operating activities	340,436	358,643	50,316
Net cash used in investing activities	(314,696)	(322,693)	(330,502)
Net cash provided by (used in) financing activities	8,739	130,102	(46,584)
Effect of exchange rate changes on cash and cash equivalents	1,749	15,793	(920)

Net increase (decrease) in cash and cash equivalents	36,228	181,845	(327,690)
Cash and cash equivalents at beginning of the year	330,411	366,639	548,484

Cash and cash equivalents at end of the year	366,639	548,484	220,794

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2014 was $50.3 million, which was primarily attributable to our net loss of $21.2 million, adjusted by non-cash items consisting of depreciation and amortization of $65.2 million, goodwill impairment and impairment of intangible assets acquired as part of the acquisition of a business of $52.3 million, and share-based compensation expense of $4.1 million, offset by a deferred tax credit of $21.0 million and change in other assets and liabilities of $31.9 million.

Net cash provided by operating activities for the year ended December 31, 2013 was $358.6 million, which was primarily attributable to the following factors: (i) net income of $286.4 million, (ii) depreciation and amortization of $42.4 million (iii) change in current assets and liabilities of $21.0 million; and (iv) deferred tax expense of $5.4 million.

Net cash provided by operating activities for the year ended December 31, 2012 was $340.4 million, which was primarily attributable to (i) net income of $293.6 million, (ii) depreciation and amortization of $38.0 million, and (iii) an increase in deferred tax expense of $9.7 million.

Investing Activities

For the year ended December 31, 2014, net cash used in investing activities was $330.5 million, which was primarily attributable to purchases of short-term investments of $186.5 million, cash paid for business acquisitions (net of cash acquired) of $86.5 million, purchases of intangible assets and other assets for $35.1 million, and purchases of fixed assets for $24.2 million.

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

Financing Activities

For the year ended December 31, 2014, net cash used in financing activities was $46.6 million, which was primarily due to repayments of loans to offshore banks of $410.2 million, payment of $3.6 million for repurchases under our share repurchase program and payment of contingent consideration of 2.8 million, offset by proceeds of loans from offshore banks of $370.0 million,.

For the year ended December 31, 2013, net cash provided by financing activities was $130.1 million, which was primarily due to our receipt of the proceeds of loans from offshore banks of $167.0 million, and our payment of contingent consideration of $19.7 million and payment of $17.2 million for repurchases under our share repurchase program.

For the year ended December 31, 2012, net cash provided by financing activities was $8.7 million, which was primarily due to our receipt of the proceeds of loans from offshore banks of $239.4 million, a dividend distribution to our shareholders of $200.9 million, repayment of promissory note of $16.0 million and payment of contingent consideration of $13.1 million.

PRC Restrictions Related to Our VIE Structure

To fund any cash requirements from time to time, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries. We conduct most of our operations in PRC through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information, which generate most of our operating revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our subsidiaries AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology have entered into a number of contracts with their corresponding VIEs to provide services to such VIEs in return for cash payments. In order for us to receive any dividends, loans or advances from AmazGame, Gamespace , ICE Information, 7Road Technology or Beijing Baina Technology, or to distribute any dividends to our shareholders and ADS holders from operating income sources, we will need to rely on these payments made from our principal VIEs to these principal PRC subsidiaries. Depending on the nature of services provided by these PRC subsidiaries to their corresponding VIEs, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that a PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

PRC Profit Appropriation, Withholding Tax on Dividends and Regulation of Foreign Currency Exchange

Regulations in the PRC currently permit payment of dividends of a PRC company, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our China-based WFOEs are also required to set aside at least 10% of its after-tax profit, determined in accordance with PRC accounting standards, each year to its general reserves until the cumulative amount reaches 50% of its registered capital. These reserves are not distributable as cash dividends, or as loans or advances. Our WFOEs may also allocate a portion of their after-tax profits, as determined by its Board of Directors, to their staff welfare and bonus funds, which may not be distributed to us.

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

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $59.4 million, $95.7 million and $34.5 million, respectively, for the years ended December 31, 2014, 2013 and 2012.

In August 2010, we entered into an agreement for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as our headquarters, for consideration of approximately $171 million. We occupied the office building in December 2013.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014 (in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Office rental	22,266	8,362	10,020	3,884
Bandwidth leasing charges	6,365	5,941	424	—
Expenditures for rights to titles and characters of games in development	2,960	1,101	1,859	—
Fees for operating rights of licensed games in development	5,704	5,554	150	—
Expenditures for operating rights of licensed games with technological feasibility	33,735	7,484	14,501	11,750
Cinema advertisement slot rights	42,619	16,206	25,823	590
Repayment of principal of bank loans	370,000	25,500	344,500	—
Interest payment commitment	16,943	6,845	10,098	—
Others	847	577	270	—

Total	501,439	77,570	407,645	16,224

Amounts outstanding under short-term bank loans and long-term bank loans as of December 31, 2014 were $370 million, all of which carried a floating interest rate based on the London Inter-Bank Offered Rate (“LIBOR”). These bank loans were secured by an equivalent or greater amount of RMB deposits by us in the onshore branches of such banks. We are required to repay principal of the loans in the amount of $25.5 million in 2015, $25.5 million in 2016 and $319 million in 2017. We estimate the interest we expect to pay based on LIBOR as of December 31, 2014, which would be $6.8 million in 2015, $6.5 million in 2016 and $3.6 million in 2017.

Other than the obligations set forth above, we did not have any material capital commitments, long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2014.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that adoption will have a significant impact on our financial position, results of operations, or cash flows.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Changyou Building, Raycom Creative Industrial Park, No.65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China.

Directors and Executive Officers	Age	Position
Charles Zhang	50	Chairman of the Board of Directors
Carol Yu	52	Director and Co-Chief Executive Officer
Dewen Chen	39	Co-Chief Executive Officer
Xiaojian Hong	37	Chief Operating Officer
Jasmine Zhou	40	Chief Financial Officer
Dave De Yang(1)	49	Independent Director
Xiao Chen(1)	51	Independent Director
Charles Chan(1)	61	Independent Director

(1)	Member of the audit committee of our Board of Directors.

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

Carol Yu is our Co-Chief Executive Officer and was appointed by our Board as one of our directors on February 7, 2015 to fill the vacancy created by the resignation of Mr. Tao Wang as a director effective January 15, 2015. Ms. Yu is President and Chief Financial Officer of our ultimate parent Sohu.com Inc. Ms. Yu joined Sohu.com Inc. in March 2004 as its Chief Financial Officer. From March 1995 until November 2000, Ms. Carol Yu served as Senior Vice-President Investment Banking of Donaldson Lufkin & Jenrette Securities Corporation in Hong Kong. Ms. Carol Yu also worked with Arthur Andersen Hong Kong and Beijing for ten years and was a partner of the Audit Division, holding the position of General Manager of Arthur Andersen-Hua Qiang, the joint venture accounting firm formed between Arthur Andersen and the Ministry of Finance in China.

Dewen Chen is our Co-Chief Executive Officer and was one of the principal founders of our online game business. Mr. Chen joined Sohu in 2005 as a business manager, responsible for building our sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu’s games products. Prior to our carve out from Sohu, Mr. Chen was the Director of Marketing & Operations of the MMORPG business of Sohu. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

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

Jasmine Zhou was appointed as our Chief Financial Officer on February 7, 2015. Ms. Zhou has been with Sohu since August 2003 and has extensive experience in capital markets and participated in all mergers, acquisitions and other capital related transactions of Sohu, including our carve-out from Sohu and our initial public offering in 2009 and Tencent’s strategic investment in and business collaboration with Sohu’s subsidiary Sogou Inc. Ms. Zhou received her bachelor’s degree in law from Renmin University of China, an LL.M. degree from the University of Sydney, and a Dual Executive MBA degree from Tsinghua University and INSEAD.

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

Dr. Xiao Chen has served as an independent director and a member of our audit committee since August 2012. Dr. Chen has been an accounting professor at the School of Economics and Management at Tsinghua University since 1997. For the past 18 years, he has been teaching and conducting academic research in the fields of accounting and taxation at Tsinghua University. From August 2007 to July 2014, Dr. Chen served on the board of directors and as the chairman of the audit committee of Noah Education Holdings Ltd, a public company listed on the New York Stock Exchange. Since 2011, he has also served as an independent director of China First Chemical Holdings Ltd, a company listed on Hong Kong Stock Exchange. Prior to 2012, he served as an independent director of five public companies listed on the Shanghai and Shenzhen Stock Exchanges. Since November 2012, he has served as an independent director of Jintin Pharmaceutical Group Ltd., which is listed on the Hong Kong Stock Exchange. Since January 2015, he has served as an independent director of Beijing ChineseAll Digital Publishing Co., Ltd., which is listed on the Shenzhen Stock Exchange. Dr. Chen received a bachelor’s degree in engineering from the Wuhan Institute of Chemical Engineering in 1983, a master’s degree in management from the University of Science and Technology of China in 1989, and a Ph.D. in economics from Tulane University in 1996.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate of approximately $8.9 million in cash compensation to our executive officers. We paid an aggregate of $0.2 million in cash compensation to our non-executive directors other than Dr. Charles Zhang. In 2014, the total compensation expense recorded in our consolidated statements of comprehensive income was $8.2 million. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements with us, we may terminate an executive officer’s employment for cause, at any time, for certain acts of such officer such as willful misconduct or gross negligence, repeated failure to perform substantially his duties, indictment or conviction for or confession of a felony, or any crime involving moral turpitude. In such case, such officer will not be entitled to receive payment of any severance benefits or other amounts by reason of termination other than accrued salary and vacation through the date of termination and such officer’s right to all other benefits will terminate, except as required by any applicable law.

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

In addition, each of our executive officers has entered into an employee non-competition, non-solicitation, confidential information, and work product agreement with us. Under these agreements, each of our executive officers has agreed to be bound by (i) non-competition restrictions during his employment and for one year after the termination of his or her employment or for such longer period during which we pay him or her any severance benefits, and (ii) non-solicitation restrictions during the non-competition period. Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or customers, or the confidential or proprietary information of any third party held by us in confidence. The executive officers have also agreed to disclose to us all inventions which they conceive and develop during the employment and to assign all right, title and interest in them to us and agreed not to assert any such rights against us.

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

Termination of the Share Incentive Plan. Our 2008 Share Incentive Plan will terminate in August 2018. Our Board of Directors may amend, suspend, or terminate our 2008 Share Incentive Plan at any time; provided, however, that our Board of Directors must first seek the approval of the participants of our share incentive plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

Changyou.com Limited 2014 Share Incentive Plan

In June 2014, our board of directors and our shareholders adopted our 2014 Share Incentive Plan. In November 2014, our board of directors approved an increase in the number of Class A ordinary shares reserved for issuance under our 2014 Share Incentive Plan and invoked the “home country practice” exception to the NASDAQ Listing Rules to approve such increase without shareholder approval. See “Risk Factors— Risks Related to Our Class A Ordinary Shares and ADSs —” in Item 3 of this annual report. Our 2014 Share Incentive Plan provides for the issuance of up to 6,000,000 Class A ordinary shares.

Plan Administration. Our compensation committee, or our board of directors in the absence of such a committee, will administer our share incentive plan. The compensation committee or the board of directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under our 2014 Share Incentive Plan.

•	Options. Options provide for the right to purchase our Class A ordinary shares at a specified exercise price subject to vesting according to a vesting schedule determined by our board or our compensation committee and provided in an award agreement.

•	Restricted Shares. A restricted share award is the sale of Class A ordinary shares at a price determined by our board or our compensation committee or a grant of our ordinary shares, in each case subject to vesting terms.

•	Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of Class A ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying Class A ordinary shares.

Award Document. Awards granted under our share incentive plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by our board or compensation committee in its sole discretion.

Termination of the Share Incentive Plan. Without further action by our board of directors, our 2014 Share Incentive Plan will terminate in June 2024. Our board of directors may amend, suspend, or terminate our 2014 Share Incentive Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our share incentive plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

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

Employee Incentive Plans

On February 8, 2014, our Board of Directors approved three new employee incentive plans with terms of 10 years, commencing January 1, 2014. Under two of these three plans, we could have distributed cash compensation of up to 10% of our company-wide annual net profits after certain adjustments. The third employee incentive plan was structured to allow eligible employees to receive up to 20% of the annual adjusted net profits of projects that they worked on. In December 2014, our management reassessed the estimated compensation expense related to these three employee incentive plans and we reversed accruals associated with the compensation expense previously recognized for these plans in a total amount of $32.2 million. Our management also recommended cancelling the three employee incentive plans, and replacing them with a new cash bonus plan commencing in 2015. Our Board of Directors approved the cancellation of the three incentive plans on February 7, 2015.

Issuance of Restricted Shares and Restricted Share Units to Executive Officers

On January 15, 2009, 8,000,000 Class B restricted shares were issued out of Sohu.com (Game) Limited’s equity interest in us to Prominence Investments Ltd., or Prominence, a British Virgin Islands company beneficially owned by Tao Wang, our former Chief Executive Officer. The restricted shares were subject to vesting over a four-year period commencing on February 1, 2008, and were subject to forfeiture to Sohu.com (Game) Limited if the vesting conditions were not met. All of such Class B restricted shares had become vested as of the date of this annual report. Also see “Operating and Financial Review and Prospects—Operating Expenses—Share-based Compensation Expenses” in Item 5.

On January 15, 2009, we issued to our then executive officers other than Tao Wang an aggregate of 1,800,000 of our Class B restricted shares under our 2008 Share Incentive Plan. On March 13, 2009, we exchanged these Class B restricted shares for restricted share units (settleable in Class B ordinary shares). The vesting of these restricted share units was contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and the restricted share units are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. On April 21, 2009, we granted to our then executive officers other than Tao Wang an aggregate of 1,200,000 of our Class A restricted share units under our 2008 Share Incentive Plan. These restricted share units are subject to vesting over a four-year period and will be forfeited to us if the vesting conditions are not met. See “Operating and Financial Review and Prospects—Operating Expenses—Share-based Compensation Expenses.”

On November 2, 2014, we granted to Dewen Chen, our Co-Chief Executive Officer and Xiaojian Hong, our Chief Operating Officer, an aggregate of 1,200,000 of our Class A restricted share units under our 2014 Share incentive Plan. These restricted share units are subject to vesting over a four-year period and will be forfeited to us if the vesting conditions are not met. On February 16, 2015, our Board of Directors approved the conversion of 2,400,000 Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. See “Operating and Financial Review and Prospects—Operating Expenses—Share-based Compensation Expenses.”

As of December 31, 2014, we had granted the following restricted shares and restricted share units to our directors and executive officers pursuant to our 2008 Share Incentive Plan.

Directors and Executive Officers	Restricted Shares and Restricted Share Units		Date of Grant	End of Vesting Period
Dewen Chen	750,000	(1)	January 15, 2009	February 1, 2012
	500,000	(2)	April 21, 2009	April 21, 2013
Xiaojian Hong	750,000	(1)	January 15, 2009	February 1, 2012
	500,000	(2)	April 21, 2009	April 21, 2013

(1)	Restricted share units settleable in Class B ordinary shares, which have vested and are no longer subject to forfeiture.
(2)	Restricted share units settleable in Class A ordinary shares, which have vested and are no longer subject to forfeiture.

As of December 31, 2014, we had granted the following restricted shares and restricted share units to our executive officers pursuant to our 2014 Share Incentive Plan.

Executive Officers	Restricted Shares and Restricted Share Units		Date of Grant	End of Vesting Period
Dewen Chen	600,000	(1)	November 2, 2014	November 2, 2018
Xiaojian Hong	600,000	(1)	November 2, 2014	November 2, 2018

(1)	Restricted share units settleable in Class A ordinary shares, which are subject to vesting over a four-year period and will be forfeited to us if the vesting conditions are not met. On February 16, 2015, our Board of Directors approved the conversion of the restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01.

Board of Directors

Our Board of Directors currently consists of Dr. Charles Zhang, Carol Yu, Dave De Yang, Xiao Chen and Charles Chan. Our directors are elected by the holders of our ordinary shares and will hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our memorandum and articles of association. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

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

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests and for a proper purpose. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek various remedies if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the Board of Directors.

Employees

As of December 31, 2014, we had approximately 5,521 full-time and part-time employees. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	*	*
Carol Yu	*	*
Dewen Chen	*	*
Xiaojian Hong	*	*
Jasmine Zhou	*	*
Dave De Yang	—	—
Xiao Chen	—	—
Charles Chan	—	—
Principal Shareholder:
Sohu.com (Game) Ltd.(3)	71,750,000	68.0%
Prominence Investments Ltd.(2)	14,040,000	13.3%

*	Less than 5% of our total outstanding voting securities.
(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units that will vest within 60 days after the date of this report. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(2)	Consists of 12,240,000 Class B ordinary shares and 1,800,000 Class A ordinary shares held of record by Prominence. Prominence is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our former Chief Executive Officer, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore. All of the shares beneficially held by Mr. Wang were vested as of the date of this annual report. The 12,240,000 Class B ordinary shares ordinary shares held of record by Prominence represent approximately 14.6% of the voting power of all issued and outstanding ordinary shares of Changyou. The 12,240,000 Class B ordinary shares were all converted into Class A ordinary shares in February 2015.
(3)	Consists of 1,500,000 Class A ordinary shares, which are represented by 750,000 ADSs, and 70,250,000 Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. The Class A ordinary shares (represented by ADSs) and the Class B ordinary shares held by Sohu.com (Game) Ltd. collectively represent approximately 83.0% of the voting power of all issued and outstanding ordinary shares of Changyou.

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

All of the 35,248,012 Class A ordinary shares issued and outstanding as of the date of this report, or approximately 33.4% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of the date of this report, Sohu held approximately 68.0% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 95.4% of the total voting power in Changyou. As of the date of this report, Sohu continues to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with our VIEs and their Shareholders

PRC law currently restricts foreign ownership of online game businesses. To comply with PRC law, we conduct a significant part of our online games business and platform channel business through contractual arrangements between our principal PRC subsidiaries AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology and their corresponding VIEs Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information and their respective shareholders. The equity interests in each of Gamease and Guanyou Gamespace are owned 60% by Tao Wang, our former CEO, and 40% by Dewen Chen, our Co-Chief Executive Officer. The equity interests in Shanghai ICE are owned by Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. We are in the process of transferring each of the individual shareholders’ ownership interests in Gamease, Guanyou Gamespace and Shanghai ICE to entities that are affiliates of ours. The equity interests in Shenzhen 7Road are owned 100% by our VIE Gamease. The equity interests in Wuhan Baina Information are owned 60% by Gamease and 40% by Yongzhi Yang, the Chief Executive Officer of MoboTap. The following is a summary of the agreements currently in effect between these principal PRC subsidiaries and our principal VIEs:

Contractual Arrangements with Gamease and its Shareholders

•	Loan Agreements, between AmazGame and Gamease shareholders. These loan agreements provide for loans of $906,000 to Tao Wang and of $604,000 to Dewen Chen for them to make contributions to the registered capital of Gamease in exchange for the 60% and 40% equity interests, respectively, in Gamease. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame of their respective equity interests in Gamease.

•	Equity Interest Purchase Right Agreements, among AmazGame, Gamease and Gamease shareholders. Pursuant to these agreements, AmazGame and any third party designated by AmazGame have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Tao Wang or Dewen Chen, as the case may be, all or any part of his or her equity interests in Gamease at a purchase price equal to their initial contributions to the registered capital of Gamease or the respective proportion of such initial contribution in the case of a partial purchase of such equity interests in Gamease.

•	Equity Pledge Agreements, among AmazGame, Gamease and the shareholders of Gamease. Pursuant to these agreements, Tao Wang and Dewen Chen pledged to AmazGame their equity interests in Gamease to secure the performance of their respective obligations and Gamease’s obligations under the various VIE-related agreements. If any of the shareholders of Gamease breaches his or her respective obligations under any VIE-related agreements (Gamease’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their respective obligations), including the Equity Pledge Agreement, AmazGame is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all the rights such shareholder has as a shareholder of Gamease.

•	Business Operation Agreement, among AmazGame, Gamease and the shareholders of Gamease. This agreement sets forth the rights of AmazGame to control the actions of the shareholders of Gamease.

•	Powers of Attorney, executed by the shareholders of Gamease in favor of AmazGame. These powers of attorney give AmazGame the exclusive right to appoint nominees to act on behalf of each of the two Gamease shareholders in connection with all actions to be taken by Gamease.

•	Technology Support and Utilization Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame has the exclusive right to provide certain product development and application services and technology support to Gamease for a fee equal to a predetermined percentage of Gamease’s revenues.

•	Services and Maintenance Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame provides marketing, staffing, business operation and maintenance services to Gamease in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Contractual Arrangements with Guanyou Gamespace and its Shareholders

•	Loan Agreements, between Gamespace and Guanyou Gamespace shareholders. These loan agreements provide for loans of $906,000 to Tao Wang and of $604,000 to the Dewen Chen for them to make contributions to the registered capital of Guanyou Gamespace in exchange for the 60% and 40% equity interests, respectively, in Guanyou Gamespace. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to Gamespace of their respective equity interests in Guanyou Gamespace.

•	Equity Interest Purchase Right Agreements, among Gamespace, Guanyou Gamespace and Guanyou Gamespace’s shareholders. Pursuant to these agreements, Gamespace and any third party designated by Guanyou have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Tao Wang or Dewen Chen, as the case may be, all or any part of his or her equity interests in Guanyou Gamespace at a purchase price equal to their initial contributions to the registered capital of Guanyou Gamespace or the respective proportion of such initial contribution in the case of a partial purchase of such equity interests in Guanyou Gamespace.

•	Equity Pledge Agreements, among Gamespace, Guanyou Gamespace and the shareholders of Guanyou Gamespace. Pursuant to these agreements, Tao Wang and Dewen Chen pledged to Gamespace their equity interests in Guanyou Gamespace to secure the performance of their respective obligations and Guanyou Gamespace’s obligations under the various VIE-related agreements. If any of the shareholders of Guanyou Gamespace breaches his or her respective obligations under any VIE-related agreements (Guanyou Gamespace’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their respective obligations), including the Equity Pledge Agreement, Gamespace is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all the rights such shareholder has as a shareholder of Guanyou Gamespace.

•	Business Operation Agreement, among Gamespace, Guanyou Gamespace and the shareholders of Guanyou Gamespace. This agreement sets forth the rights of Gamespace to control the actions of the shareholders of Guanyou Gamespace.

•	Powers of Attorney, executed by the shareholders of Guanyou Gamespace in favor of Gamespace. These powers of attorney give Gamespace the exclusive right to appoint nominees to act on behalf of each of the two Guanyou Gamespace shareholders in connection with all actions to be taken by Guanyou Gamespace.

•	Technology Support and Utilization Agreement, between Gamespace and Guanyou Gamespace. Pursuant to this agreement, Gamespace has the exclusive right to provide certain product development and application services and technology support to Guanyou Gamespace for a fee equal to a predetermined percentage of Guanyou Gamespace’s revenues.

•	Services and Maintenance Agreement, between Gamespace and Guanyou Gamespace. Pursuant to this agreement, Gamespace provides marketing, staffing, business operation and maintenance services to Guanyou Gamespace in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Contractual Arrangements with Shanghai ICE and its Shareholders

•	Exclusive Business Cooperation Agreement, between ICE Information and Shanghai ICE. This agreement sets forth the exclusive right of ICE Information to provide business support and technical services to Shanghai ICE.

•	Exclusive Technology Consulting and Service Agreement, between ICE Information and Shanghai ICE. Provides to ICE Information the exclusive right to provide technical consultation and other related services to Shanghai ICE in exchange for a fee equal to the balance of Shanghai ICE’s gross income after deduction of related costs and expenses.

•	Business Operation Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. This agreement sets forth the right of ICE Information to control the actions of the shareholders of Shanghai ICE.

•	Call Option Agreement, among ICE Information, Shanghai ICE and Shanghai ICE shareholders. Provides to ICE Information and any third party designated by ICE Information the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from the shareholders all or any part of their shares in Shanghai ICE or purchase from Shanghai ICE all or part of its assets or business at the lowest purchase price permissible under PRC law. The agreement further provides that Shanghai ICE or its shareholders will transfer back to ICE Information any such purchase price they have received from ICE Information, upon the request of ICE Information, as and to the extent allowed under PRC law.

•	Share Pledge Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. Pledge by the shareholders to ICE Information of their equity interests in Shanghai ICE, to secure the performance of their obligations and Shanghai ICE’s obligations under the various VIE-related agreements. If Shanghai ICE or any of the shareholders of Shanghai ICE breaches its, his or her obligations under any VIE-related agreements, ICE Information is entitled to exercise its rights as pledgee of the equity interests.

Contractual Arrangements with Shenzhen 7Road and its Sole Shareholder Gamease

•	Amended and restated equity interest purchase right agreement among 7Road Technology, Shenzhen 7Road and Gamease, which is Shenzhen 7Road’s sole shareholder. Under this agreement, 7Road Technology and any third-party designated by 7Road Technology have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Gamease all or any part of its shares in Shenzhen 7Road at a nominal purchase price. This agreement has a term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable by 7Road Technology by notice to the other parties at any time when, under PRC law as then in effect, 7Road Technology cannot exercise its purchase right, and is also terminable if Shenzhen 7Road’s or 7Road’s existence is terminated, by mutual agreement of the parties or upon the written request of 7Road Technology. Neither Gamease nor Shenzhen 7Road has any power to terminate the agreement.

•	Amended and Restated Equity Interest Pledge Agreement among 7Road Technology, Shenzhen 7Road and Gamease. Under this agreement, Gamease agreed to pledge to 7Road Technology Gamease’s equity interests in Shenzhen 7Road to secure the performance of Gamease’s obligations and Shenzhen 7Road’s obligations under the various VIE-related agreements. If Gamease or Shenzhen 7Road breaches its obligations under any VIE-related agreements, 7Road Technology is entitled to exercise its rights as the beneficiary under the Equity Interest Pledge Agreements. This agreement terminates only after all of the obligations of Gamease and/or of Shenzhen 7Road under the various VIE-related agreements are no longer in effect.

•	Amended and Restated Business Operation Agreement among 7Road Technology, Shenzhen 7Road and Gamease. This agreement grants to 7Road Technology the right to control the actions of Shenzhen 7Road and to control the actions of Gamease in its capacity as the sole shareholder of Shenzhen 7Road. This agreement has an initial term of 10 years, is renewable by 7Road Technology for such term as it may determine and is terminable early if the existence of Shenzhen 7Road or 7Road Technology is terminated, or upon 30 days’ advance written notice of 7Road Technology to Shenzhen 7Road.

•	Power of Attorney executed by Gamease in favor of 7Road Technology. This power of attorney gives 7Road Technology the exclusive right to appoint designees to act on behalf of Gamease in connection with all actions to be taken by Shenzhen 7Road requiring shareholder approval.

•	Technology Development and Utilization Service Agreement between 7Road Technology and Shenzhen 7Road. Under this agreement, 7Road Technology has the exclusive right to provide product development and application services and technology support to Shenzhen 7Road for a fee based on Shenzhen 7Road’s revenues, that is not less than a majority of Shenzhen 7Road revenues for the contract period. The fee can be adjusted by 7Road Technology at any time in its sole discretion. This agreement will terminate if the existence of 7Road Technology or Shenzhen 7Road is terminated, by mutual agreement of the parties or upon failure to perform due to a force majeure event.

•	Services and Maintenance Agreement between 7Road Technology and Shenzhen 7Road. Pursuant to this agreement, 7Road Technology provides marketing and maintenance services to Shenzhen 7Road in exchange for a fee equal to the cost of providing such services plus a predetermined margin. This agreement will terminate if the existence of 7Road Technology or Shenzhen 7Road is terminated, by mutual agreement of the parties or upon failure to perform due to a force majeure event.

Contractual Arrangements with Wuhan Baina Information and its Shareholders

•	Share Pledge Agreement, among Beijing Baina Technology, Wuhan Baina Information and the shareholders of Wuhan Baina Information, which are Gamease and Yongzhi Yang. Pledge by the Gamease and Yongzhi Yang to Beijing Baina Technology of their equity interests in Wuhan Baina Information to secure the performance of their respective obligations and Wuhan Baina Information’s obligations under the various VIE-related agreements. If Wuhan Baina Information or any of the shareholders of Wuhan Baina Information breaches its or his obligations under any VIE-related agreements, Being Baina Technology is entitled to exercise its rights as pledgee of the equity interests.

•	Exclusive Call Option Agreement, among Beijing Baina Technology, Gamease, Wuhan Baina Information and Yongzhi Yang. Provides to Beijing Baina Technology and any third party designated by Beijing Baina Technology the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Gamease and Yongzhi Yang all or any part of their shares in Wuhan Baina Information or to purchase from Wuhan Baina Information all or part of its assets or business at the lowest purchase price permissible under PRC law.

•	Exclusive Services Agreement, between Beijing Baina Technology and Wuhan Baina Information. Beijing Baina Technology agrees to provide Wuhan Baina Information with technical services, business consulting, capital equipment lease, market consulting, integration of systems, research and development of products and maintenance of systems. Service fees are to be determined with reference to the specific services provided, based on a transfer pricing analysis.

•	Assignment Agreement In Relation To Shareholders Rights, among Beijing Baina Technology, Gamease, Wuhan Baina Information and Yongzhi Yang. Gamease and Yongzhi Yang, as shareholders of Wuhan Baina Information, unconditionally and irrevocably appoint Beijing Baina Technology or its designee to exercise their voting and other rights as shareholders of Wuhan Baina Information.

Transactions and Agreements with Sohu in connection with the carve-out of our MMOG Business from Sohu

Expenses charged from Sohu for sales and marketing services and certain other services in connection with our business amounted to $10.4 million, $13.4 million and $14.0 million, respectively, for the years ended December 31, 2014, 2013 and 2012. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate general administrative expenses allocated from Sohu were $15,000, $12,000 and $27,000, respectively, for the years ended December 31, 2014, 2013 and 2012.

During the past few years, we have continued to use the Sohu logo, to purchase banner advertisements from Sohu, and, before our acquisition of the assets associated with the 17173.com Website from Sohu on December 15, 2011, to pay Sohu to include advertisements for and links to our MMOGs on the 17173.com Website. For each of such banner advertisement and link placements, we paid Sohu at the same rates as Sohu charges third parties for such placements. We also used Sohu’s PEAK online billing system and used Sohu to provide links to our MMOG Website on Sohu.com’s main Website, for which we paid Sohu at a rate comparable to the rates charged by third-party providers for similar services and placements. In 2014, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our Board of Directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with the NASDAQ Listing Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee is required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

The following are summaries of an Amended and Restated Non-Competition Agreement, and an Amended and Restated Marketing Services Agreement between Sohu and us:

Amended and Restated Non-Competition Agreement

We are a party to a Non-Competition Agreement, effective as of January 1, 2009 and amended and restated as of November 29, 2011, pursuant to which Sohu has agreed that, (i) until the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014, or the general non-competition period, Sohu will not compete with us in the MMORPG business anywhere in the world, and (ii) until December 15, 2016, or the 17173 non-competition period, Sohu will not compete with us in the 17173.com Website anywhere in the world, except that Sohu may, during the 17173 non-competition period, continue to own and operate a Web site through the domain name “games.sohu.com,” for so long as content for and maintenance of such site is primarily provided by our staff. We have agreed during the general non-competition period not to compete with Sohu in the Internet portal, search, mobile value-added services and any other businesses conducted or contemplated to be conducted by Sohu as of April 1, 2009, except the MMORPG business and, after our acquisition of the 17173.com Website on December 15, 2011, the 17173.com Website. In addition, both parties have agreed not to solicit the employees of the other party.

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

Amounts Due to/from Sohu

Intercompany receivables from Sohu, arising mainly from customer advances collected by Sohu on our behalf, were $0.3 million and $0.4 million, respectively, as of December 31, 2014 and 2013. Prepaid expenses and non-current assets recorded in relation to services and advertising agreements we entered into with Sohu were $nil million as of December 31, 2014, compared to $10.4 million as of December 31, 2013. These balances are interest free and settleable on demand, and are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts that would be charged to third parties.

Amounts Due to/from Shenzhen Zhou You Network Technology Ltd (“Zhou You”)

In January 2010, AmazGame acquired 30% of the equity interests in Zhou You and we have significant influence over Zhou You. As of December 31, 2014, intercompany payables to Zhou You were $0.3 million, arising mainly from royalty fees paid to Zhou You for a licensed game, compared to $0.3 million as of December 31, 2013.

Termination Agreement with Former Chief Executive Officer

Our Board of Directors accepted Mr. Tao Wang’s resignation as our Chief Executive Officer effective November 2, 2014 and Mr. Wang resigned from our Board of Directors effective January 15, 2015.

We entered into a termination agreement with Mr. Wang effective as of January 1, 2015 pursuant to which Mr. Wang confirmed that he submitted his resignation as our Chief Executive Officer on November 1, 2014, and from all other positions with us (including with any of our subsidiaries and VIEs) upon the execution of the termination agreement. Mr. Wang has also confirmed that he, as a shareholder of our VIEs, will cooperate with us to timely transfer all of his equity interests in those VIEs to a replacement shareholder designated by us. Pursuant to the termination agreement, we paid to Mr. Wang a one-time payment of RMB 7,380,000 (or approximately $1.2 million) and agreed that his existing Executive Employee Non-Competition, Non-Solicitation, Confidential Information and Work Product Agreement terminated effective December 31, 2014. Mr. Wang agreed to provide consulting services to us during a period between January 1, 2015 and December 31, 2015. During the consulting period, in consideration for Mr. Wang’s consulting services, Mr. Wang will be entitled to receive the same benefits, in kind or in equivalent amounts, as were made available to him immediately prior to the termination of his employment with us.

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

Dividend Policy

In 2013 and 2014, we did not declare or pay any dividends. In August 2012, our Board of Directors declared a special one-time cash dividend of $1.90 per Class A ordinary shares or Class B ordinary share, or $3.80 per ADS (each representing two Class A ordinary shares). The total amount of the special cash dividend was approximately $200.9 million. In order to expedite the payment of the special cash dividend, we financed the payment through loans from offshore banks which are secured by an equivalent amount of RMB-denominated onshore bank deposits of our subsidiaries in China. The dividend was paid to our shareholders on September 21, 2012.

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

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009.

The following table provides the high and low reported sale prices for our ADSs on the NASDAQ Global Select Market for (1) the five most recent fiscal years (2) each quarter in the two most recent fiscal years, (3) each of the last six full months, and (4) the month of February 2015 through February 21, 2015.

	Trading Price ($)
	High	Low
2010
Full Year	36.40	24.85
2011
Full Year	52.00	20.71
2012
Full Year	29.52	17.00
2013
Full Year	41.64	26.52
First Quarter	32.90	26.64
Second Quarter	32.49	27.07
Third Quarter	36.67	27.72
Fourth Quarter	41.64	26.52
2014
Full Year	34.32	17.13
First Quarter	34.32	25.00
Second Quarter	30.42	24.80
Third Quarter	26.85	23.20
Fourth Quarter	28.27	17.13
August	25.00	23.54
September	24.95	23.38
October	24.28	17.13
November	27.00	21.81
December	28.27	21.05
2015
January	28.76	25.40
February (through February 21)	29.53	24.07

ITEM 10.	ADDITIONAL INFORMATION

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

Differences in Corporate Law—Mergers and Similar Arrangements

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

When a take-over offer is made for all the shares or all the shares of a particular class and accepted by holders of 90% of the shares which are the subject of the offer within four months of the date of the offer, the offer or may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer their shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or breach of the Companies Law.

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

Purchase of Office Building

On August 23, 2010, we entered into an agreement with a property developer to purchase an office building to be built in Beijing at a price of approximately $162.4 million to serve as our headquarters. The agreement provides for the developer to start construction in the first half of 2011, subject to necessary permits’ being obtained, and specifies that the developer was expected to complete construction and deliver the building to us by the end of 2012.We entered into an advance sale contract after the developer obtained an advance sale permit with respect to the purchase, specifying that the building was expected to have an area of approximately 56,549 square meters and that we were expected to pay up to 90% of the total purchase price to the developer upon the developer’s certifying completion of the building. The final unit price agreed to by the parties and cost adjustments, which have been agreed to be approximately $3.2 million, related to changes to the original design of the building. The developer certified completion of the building in January 2013. As of December 31, 2014, we had paid $165.2 million pursuant to the August 23, 2010 agreement and the advance sale contract. Depreciation of the building commenced in January 2014.

Amended and Restated Market Services Agreement with Sohu

Please refer to “Related Party Transactions—Transactions and Agreements with Sohu in Item 7 of this annual report.

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

Acquisition Framework Agreement

On May 1, 2013, we entered into an Acquisition Framework Agreement pursuant which we acquired all of the ordinary shares of 7Road held by the non-controlling shareholders and through our VIE Gamease, all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease, for aggregate cash consideration of approximately $78 million. Effective with our entering into the agreement, Mr. Dewen Chen, Changyou’s Co-CEO, was appointed as the Chairman and Chief Executive Officer of 7Road. As a result of the acquisition, which was completed on June 5, 2013, 7Road became our indirect wholly-owned subsidiary and our VIE Gamease became the sole shareholder of our VIE Shenzhen 7Road. Also effective upon the closing of the acquisition, the former non-controlling shareholders’ existing non-compete covenants with us were terminated, and an agreement took effect under which the former non-controlling shareholders agreed, for a period of two years after the closing, to not solicit or hire existing employees of 7Road.

Transaction Agreements with MoboTap

Investment Agreement

On July 16, 2014, we, through a wholly-owned subsidiary, entered into an investment agreement with MoboTap, which is the mobile technology developer behind the Dolphin Browser, MoboTap’s subsidiaries and variable interest entities and MoboTap’s shareholders. In connection with the investment, Gamease also acquired 60% of the equity interests in Wuhan Baina Information. See “Information on the Company—History and Development of the Company” in Item 4 of this annual report.

Convertible Bond Subscription Agreement

On July 16, 2014, in connection with the investment agreement, we and MoboTap entered into a convertible bond subscription agreement, pursuant to which we purchased at the closing, which took place on July 31, 2014, $30 million in principal amount of a zero-coupon convertible bond issued by MoboTap that will be due in five years. We will have the option, exercisable at any time when the bond is outstanding, to convert all or any part of the unpaid principal into shares of MoboTap at a conversion price that would result in our interest in MoboTap increasing to 60% on a fully-diluted basis, measured as of the closing, if the option is exercised in full. The exercise price of the option is subject to anti-dilution adjustment under certain circumstances specified in the subscription agreement.

Shareholder Agreement

On July 31, 2014, pursuant to the investment agreement, we, MoboTap and the noncontrolling shareholders of MoboTap entered into a shareholder agreement pursuant to which we have the right to designate three of the five directors of MoboTap, including the chairman of the board; our approval is required for any proposed transfers of equity interests in MoboTap held by the noncontrolling shareholders; and we are entitled to customary pre-emptive rights with respect to any new issuance of equity interests in MoboTap. In addition, if MoboTap achieves specified performance milestones for 2016 and certain specified key employees continue their employment with MoboTap at the time the milestones are achieved, but there has not been an IPO by MoboTap, the noncontrolling shareholders will have a one-time right to put to us shares of MoboTap held by them, representing up to 15% in MoboTap, for an aggregate price of up to $53 million.

Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in significant appreciation of the RMB against the U.S. dollar by the end of 2014. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands and hold our equity interests in AmazGame, Gamespace, ICE Information, 7Road Technology and Beijing Baina Technology, our principal PRC subsidiaries, indirectly through Changyou HK, ICE HK, 7Road HK and MoboTap HK, our principal Hong Kong subsidiaries. A significant portion of our business operations are conducted by these PRC subsidiaries through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the China-HK Tax Arrangement, such dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and owns at least 25% of equity interests in the PRC company distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the SAT issued Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 Circular provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to withholding tax at the usual CIT Law rate of 10%.

Under the CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK, ICE HK, 7Road HK and MoboTap HK are located in China. If we, Changyou HK, ICE HK, 7Road HK or MoboTap HK are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

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

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or Class A ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold the ADSs or Class A ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of U.S. federal gift or estate tax, the state, local or foreign tax or the Medicare tax consequences of an investment in our ADSs. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not describe the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks or certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, hedging, conversion transaction or other integrated investment;

•	regulated investments companies;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote; or

•	partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or Class A ordinary shares through partnerships or other pass-through entities.

U.S. holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or Class A ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. holders” will apply to a beneficial owner of ADSs or Class A ordinary shares as capital assets for purposes of U.S. federal income tax laws and who is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For U.S. federal income tax purposes, the tax treatment of a partner in a partnership or other entity taxable as a partnership that holds ADSs or Class A ordinary shares, depends on the partner’s status and the activities of the partnership. U.S. holders that hold their ADSs or Class A ordinary shares through a partnership, limited liability company, or other entity taxable as a partnership should consult their tax advisers regarding their tax treatment.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement have been and will be complied with in accordance with their terms. Holders of ADSs will be treated as the holders of the underlying Class A ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits of Class A ordinary shares in return for ADSs representing those shares, and surrender of ADSs in return for the underlying Class A ordinary shares, will not be subject to United States federal income tax.

Taxation of Dividends and Other Distributions on ADSs or Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to a U.S. holder with respect to ADSs or Class A ordinary shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the Class A ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A ordinary shares) and thereafter as capital gain. U.S. holders should note that we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. holder should expect that a distribution generally will be reported as a dividend even if that distribution should be treated as a non-taxable return of capital or as capital gain under the rules described above. Further, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. holders, including individual U.S. holders, dividends may be taxed at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a passive foreign investment company with respect to the U.S. holder (as discussed below) for our taxable year in which the dividend was paid and we were not a passive foreign investment company in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs currently are) on the NASDAQ Global Select Market. U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our Class A ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

Subject to the passive foreign investment company rules discussed below, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and the U.S. holder’s adjusted tax basis in the ADS or Class A ordinary share. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADS or Class A ordinary share for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as United States source income (or loss, in the case of losses, subject to certain limitations) for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company

We believe that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending November 30, 2015. Our expectation is based on our current and anticipated operations and composition of our earnings and assets for the 2015 taxable year, including the current and expected valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we currently hold, and expect to continue to hold a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, this could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and PRC Law and Regulations—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (such as certain dividends, interest or royalties) (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Alternatively, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. A mark-to-market election will not be available, however, with respect to any subsidiary PFICs. If a U.S. holder makes a mark-to-market election for the ADSs or Class A ordinary shares, such U.S. holder will generally include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A ordinary shares as of the close of such U.S. holder’s taxable year over such U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The U.S. holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or Class A ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in a U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A ordinary shares, will generally be taxed at ordinary income rates. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Class A ordinary shares. A U.S. holder’s basis in the ADSs or Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If the U.S. holder makes a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for “qualified dividend income” discussed above would not apply). The basis adjustment and income or loss inclusion described here under this alternate mark-to-market regime will only apply during years in which we are a PFIC.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of ADSs or Class A ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Individual U.S. holders, and certain entities that are U.S. holders, that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our ADSs and Class A ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our ADSs and Class A ordinary shares, including the application of the rules to their particular circumstances.

Prospective purchasers of our ADSs should consult their own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences resulting from purchasing, holding or disposing of our ADSs and Class A Ordinary Shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and including estate, gift and inheritance laws.

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

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2014 were $755.3 million and our total assets as of December 31, 2014 were $1.5 billion, representing revenues of RMB 4.6 billion and total assets of RMB 9.2 billion at the noon buying rate of RMB 6.1190 to $1.00 on December 31, 2014. If the value of the RMB were to depreciate by approximately 10% to RMB 6.7309 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $686.6 million and $1.4 billion, respectively. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have an adverse effect on our shareholders’ investment.” in Item 3.

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

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2014, which consisted of cash and cash equivalents, restricted time deposits, accounts receivable, short term investments, prepaid and other current assets, short-term bank loans, other current liabilities, long-term accounts payables, long-term bank loans and long-term contingent consideration. The book value of those financial instruments approximated their fair value.

	Denominated in
	US$	RMB	Others	Total
	(in thousands)
Cash and cash equivalents	$74,903	$143,088	$2,803	$220,794
Restricted time deposits	—	417,442	—	417,442
Accounts receivable, net	2,445	74,372	1,152	77,969
Short-term investments	—	191,577	—	191,577
Prepaid and other current assets	1,038	32,510	973	34,521
Short-term bank loans	25,500	—	—	25,500
Other current liabilities	6,210	214,779	1,458	222,447
Long-term accounts payable	—	5,143	—	5,143
Long-term bank loans	344,500	—	—	344,500

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 2.6% and 2.6% in 2014, 2013 and 2012, respectively. If inflation rises, it may materially and adversely affect our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

During 2014, we drew down loans from the offshore branches of certain banks, which were secured by an equivalent or greater amount of RMB deposits by us in the onshore branches of such banks. As of December 31, 2014, the total amount of the loans was $370.0 million and all carried a floating rate of interest based on the London Inter-Bank Offered Rate, or LIBOR. The fair value of our fixed interest rate loans will fluctuate with movements of market interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. Based upon the prevailing interest rates in the market, the fair value of our loans was $370.0 million at December 31, 2014.

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

Pursuant to an agreement dated April 1, 2009, as amended in June 4, 2010, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May of each of 2012, 2013 and 2014 for our expenses, including investor relations expenses, legal fees, accounting fees, NASDAQ listing application and listing fees and related expenses, of $6,000, $6,000 and $nil, respectively, which figures are net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

As of December 31, 2014, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

	For the year ended December 31,
	2013	2014
	US$	US$
	(in thousands)
Audit fees(1)	$1,977	$2,035
Tax fees(2)	835	1,415
Audit related fees(3)	65	126
All other fees	131	2

Total	$3,008	$3,578

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.

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

On July 29, 2013, we announced that our board of directors had authorized a share repurchase program of up to US$100 million of our outstanding American depositary shares, or ADSs, over a two-year period from July 27, 2013 to July 26, 2015. The ADSs may be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management will determine the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of our ADSs and other factors. The purchase program may be suspended or discontinued at any time. As of December 31, 2014, we had repurchased an aggregate of 754,800 ADSs, representing 1,509,600 Class A ordinary shares, for an aggregate purchase price of $20.83 million (equivalent to an average price of $27.6 per ADS, or $13.8 per Class A ordinary share). All ADSs repurchased by us during 2014 and 2013 were made pursuant to our publicly announced share repurchase program. We financed the share repurchase program through U.S. dollar-denominated loans from offshore banks which are secured by an equivalent amount of RMB-denominated onshore bank deposits of our subsidiaries in China.

The table below provides additional information on our repurchases of ADSs for each month of 2013 and 2014 after the commencement of the program:

Month	Number of ADSs Purchased	Purchase Cost (US$)*	Average Price Paid Per ADS (US$)*	Average Price Paid Per Ordinary Share (US$)*
2013
August (from August 9 to August 21)	227,500	6,796,182	29.87	14.94
September (from September 3 to September 6)	78,300	2,258,222	28.84	14.42
October (from October 28 to October 30)	284,700	8,197,604	28.79	14.40

	590,500	17,252,008	29.22	14.61
2014
December (from December 5 to December 11)	164,300	3,576,792	21.77	10.88

Total	754,800	20,828,800	27.60	13.80

*	Cost and average price data includes trading commissions. Some numbers may not add due to rounding.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

In addition, we may invoke the “home country practice” exceptions available to foreign private issuers, such as us, under the NASDAQ Listing Rules, including those that are similar to the exemptions for controlled companies and other exemptions from NASDAQ corporate governance requirements.

In November 2014 our board of directors approved an increase in the number of Class A ordinary shares reserved for issuance under our 2014 Share Incentive Plan, and we invoked the “home country practice” exception in order to implement the increase immediately, without seeking shareholder approval. Under the law of the Cayman Islands, which is our “home country” under the NASDAQ Listing Rules, shareholder approval is not required for such an increase.

As a result of our use of the “controlled company” exemptions and our invoking of one the “home country practice” exceptions, our investors do not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Changyou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1(1)	Registrant’s Specimen American Depositary Receipt

2.2(1)	Registrant’s Specimen Certificate for Class A ordinary shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares

4.1(1)	2008 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement with the Registrant’s directors

4.3(1)	Form of Restricted Share Unit Agreement between Registrant and certain executive officers and employees

4.4(1)	English translation of Form of Loan Agreements, dated August 20, 2008, between Beijing AmazGame Age Internet Technology Co., Ltd (or AmazGame) and Tao Wang and between AmazGame and a Changyou employee

4.5(1)	English translation of Form of Equity Interest Purchase Right Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee

4.6(1)	English translation of Form of Equity Pledge Agreements, dated August 20, 2008, between AmazGame and Tao Wang and between AmazGame and a Changyou employee

4.7(1)	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease

4.8(1)	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease

4.9(1)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited

4.10(1)	English translation of Operation Agreement effective as of August 23, 2007 between Gamease and Beijing Pixel Software Technology Co. Ltd.

4.11(1)	English translation of Trademark License Agreement, effective as of August 23, 2007, between Gamease and Beijing Pixel Software Technology Co. Ltd.

4.12(1)	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB †

4.13(2)	English Translation of Project Cooperation Agreement, dated August 23, 2010, between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.14(2)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, between Changyou and Sohu

4.15(2)	English translation of Form of Loan Agreements, dated September 1, 2010, between Beijing Changyou Gamespace Software Technology Co., Ltd (or Gamespace) and Tao Wang and between Gamespace and Dewen Chen

4.16(2)	English translation of Form of Equity Interest Purchase Right Agreements, dated September 1, 2010, among Gamespace, Beijing Guanyou Gamespace Digital Technology Co., Ltd. (or Guanyou Gamespace) and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen

4.17(2)	English translation of Form of Equity Pledge Agreements, dated September 1, 2010, among Gamespace, Guanyou Gamespace and Tao Wang and among Gamespace, Guanyou Gamespace and Dewen Chen

4.18(2)	English translation of Form of Powers of Attorney, dated September 1, 2010, by Tao Wang in favor of Gamespace and by Dewen Chen in favor of Gamespace

4.19(2)	English translation of Business Operation Agreement, dated September 1, 2011, between Gamespace and Guanyou Gamespace, Tao Wang and Dewen Chen

4.20(2)	English translation of Services and Maintenance Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

Exhibit Number	Description of Document

4.21(2)	English translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

4.22(2)	English translation of Exclusive Business Cooperation Agreement, dated September 11, 2007, between ICE Information Technology (Shanghai) Co., Ltd (or ICE Information) and Shanghai ICE Information Technology Co., Ltd. (or Shanghai ICE)

4.23(2)	English translation of Exclusive Technology Consulting and Service Agreement, dated September 11, 2007, between ICE Information and Shanghai ICE

4.24(2)	English translation of Business Operation Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE

4.25(2)	English translation of Call Option Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE

4.26(2)	English translation of Form of Share Pledge Agreement, among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE

4.27(3)	English translation of Share Transfer Framework Agreement, between, on the one hand, Gamease and Changyou, and, on the other hand, 7Road and its shareholders, relating to the transfer of 68.258% equity interests in each of 7Road and its overseas affiliate, dated April 22, 2011

4.28(3)	Master Transaction Agreement, dated as of November 29, 2011, between, on the one hand, Sohu.com Inc., Sohu.com Limited, Beijing Sohu Internet Information Service Co., Ltd., Beijing Sohu New Era Information Technology Co., Ltd., and Beijing Sohu New Media Information Technology Co., Ltd., and, on the other hand, Changyou.com Limited, Changyou.com HK Limited, and Beijing Changyou Gamespace Software Technology Co., Ltd., Beijing Guanyou Gamespace Digital Technology Co., Ltd.

4.29(3)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, by and between Sohu.com Inc. and Changyou.com Limited

4.30(3)	Services Agreement, dated as of November 29, 2011, by and between Beijing Changyou Gamespace Software Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd.

4.31(3)	Online Links and Advertising Agreement, dated as of November 29, 2011, by and between Beijing Guanyou Gamespace Digital Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd.

4.32(3)	English Translation of Form of Beijing Commercial Property Advance Sale Contract between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.33(4)	English Translation of Loan Assignment and Equity Interest Transfer Agreement, dated June 23, 2010, between AmazGame, Gamease, Yaobin Wang, Dewen Chen and Tao Wang

4.34(4)	English translation of Loan Agreement, dated June 23, 2010, between AmazGame and Dewen Chen

4.35(4)	English translation of Equity Interest Purchase Right Agreement, dated June 23, 2010, among AmazGame, Gamease and Dewen Chen

4.36(4)	English translation of Equity Interest Pledge Agreement, dated June 23, 2010, between AmazGame, Gamease and Dewen Chen

4.37(4)	English translation of Form of Powers of Attorney, dated June 23, 2010, by Tao Wang in favor of AmazGame and by Dewen Chen in favor of AmazGame

4.38(4)	English translation of Business Operation Agreement, dated June 23, 2010, between AmazGame and Gamease, Tao Wang and Dewen Chen

4.39(4)	Technology Development and Utilization Service Agreement, dated June 26, 2012, between 7Road Technology and Shenzhen 7Road (English Translation)

Exhibit Number	Description of Document

4.40(4)	Services and Maintenance Agreement, dated June 26, 2012, between 7Road Technology and Shenzhen 7Road (English Translation)

4.41(5)	Acquisition Framework Agreement between Changyou, 7Road and its shareholders, relating to the transfer of 31.742% equity interests in Shenzhen 7Road and all of the ordinary shares of 7Road held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road, dated May 1, 2013 (English translation) †

4.42(5)	Amended and Restated Equity Interest Purchase Right Agreement, dated June 5, 2013, among 7Road Technology, Shenzhen 7Road and Gamease (English Translation)

4.43(5)	Amended and Restated Equity Interest Pledge Agreement, dated June 5, 2013, among 7Road Technology, Shenzhen 7Road and Gamease (English Translation)

4.44(5)	Power of Attorney, dated June 5, 2013, by Gamease in favor of 7Road Technology (English Translation)

4.45(5)	Amended and Restated Business Operation Agreement, dated June 5, 2013, among 7Road Technology, Shenzhen 7Road and Gamease (English Translation)

4.46(5)	Supplemental Agreement (to the Technology Development and Utilization Service Agreement), dated June 5, 2013, between 7Road Technology and Shenzhen 7Road (English Translation)

4.47(5)	Supplemental Agreement to Services and Maintenance Agreement, dated June 5, 2013, between 7Road Technology and Shenzhen 7Road (English Translation)

4.48(5)	Loan Facility Letter, dated August 13, 2013, among Hang Seng Bank Limited,Changyou.com HK Limited and Changyou.com Limited

4.49(5)	Loan Facility Letter, dated July 26, 2013, between the Bank of East Asia, Limited and Changyou.com Limited

4.50(5)	Loan Facility Letter, dated May 8, 2013, among Hang Seng Bank Limited , Changyou.com HK Limited and Changyou.com Limited

4.51(5)	Investment Agreement, dated November 19, 2013, among Koram Games Limited, Heroic Vision Holdings Limited, and others (English Translation) †

4.52(5)	Supplementary Agreement to Investment Agreement, dated December 24, 2013, among Koram Games Limited, Heroic Vision Holdings Limited, and others (English Translation) †

4.53*	English Translation of Convertible Bond Subscription Agreement, dated July 16, 2014, between MoboTap and Glory Loop.

4.54*	English Translation of Investment Agreement, dated July 16, 2014, among Glory Loop, Gamease, and others. †

4.55*	English Translation of Shareholder Agreement, dated July 31, 2014, among Glory Loop, Gamease, and others. †

4.56*	English Translation of Share Pledge Agreement, dated July 31, 2014, among Beijing Baina Technology, Gamease, Wuhan Baina Information and Yongzhi Yang. †

4.57*	English Translation of Exclusive Call Option Agreement, dated July 31, 2014, among Beijing Baina Technology, Gamease, Wuhan Baina Information and Yongzhi Yang. †

4.58*	English Translation of Exclusive Service Agreement, dated July 31, 2014, between Beijing Baina Technology and Wuhan Baina Information.

4.59*	English Translation of Assignment Agreement in relation to Shareholders Rights, dated July 31, 2014, among Beijing Baina Technology, Gamease, Wuhan Baina Information and Yongzhi Yang. †

4.60*	Form of Executive Employment Agreement, effective as of January 1, 2015 with Executive Officers

4.61*	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement, effective as of January 1, 2015 with Executive Officers.

4.62*	Termination Agreement dated as of January 15, 2015 between Changyou.com Limited and Tao Wang †

4.63*	Changyou.com Limited 2014 Share Incentive Plan

8.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document

11.1(1)	Code of Ethics and Conduct for Directors, Officers and Employees

12.1*	Certification of Co-Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Co-Chief Executive Officer Required by Rule 13a-14(a)

12.3*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Co-Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Co-Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.3*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009.
(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011.
(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012.
(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2013.
(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2014.
†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.
*	Filed or furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU.COM LIMITED

By	/S/ CAROL YU
Name:	Carol Yu
Title:	Co-Chief Executive Officer

By	/S/ DEWEN CHEN
Name:	Dewen Chen
Title:	Co-Chief Executive Officer

By	/S/ JASMINE ZHOU
Name:	Jasmine Zhou
Title:	Chief Financial Officer

Date: March 2, 2015

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.com Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Changyou.com Limited (the “Company”) and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 2, 2015

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 and 2014

(In thousands, except par value)

		As of December 31,
	Notes	2013	2014
		US$	US$
Assets
Current assets:
Cash and cash equivalents		548,484	220,794
Short-term investments	4(g)	2,827	191,577
Accounts receivable, net	8	35,996	77,969
Prepaid and other current assets (including $10,104 and $nil, respectively, of short-term prepayment to a related party)	9	64,457	34,521
Due from Sohu	27	393	324
Restricted time deposits	4(e), 7	393,019	282,186

Total current assets		1,045,176	807,371

Non-current assets:
Fixed assets, net	10	246,674	243,837
Intangible assets, net	11	73,395	68,276
Long-term investments, net	12	—	5,138
Goodwill	13	180,252	258,997
Restricted time deposits	4(e), 7	31,655	135,256
Other assets, net (including $259 and $nil, respectively, of long-term prepayment to a related party)	14	8,060	29,090

Total assets		1,585,212	1,547,965

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including $332 and $331, respectively, of accounts payable to a related party and accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $25,986 and $27,153, respectively)		57,438	50,782
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $43,252 and $37,871, respectively)	16	43,842	39,178
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $2,316 and $2,727, respectively)		49,450	55,592
Accrued liabilities to suppliers (including accrued liabilities to suppliers of consolidated VIEs without recourse to the Company of $9,314 and $14,295, respectively)		22,987	17,240
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $1,453 and $5,139, respectively)		31,214	18,471
Short-term bank loans	4(e), 7	410,331	25,500
Other accrued liabilities (including other accrued liabilities of consolidated VIEs without recourse to the Company of $9,530 and $9,618, respectively)	17	14,872	14,893
Deferred tax liabilities		18,814	22,356
Current contingent consideration	4(n)	—	3,935

Total current liabilities		648,948	247,947

Long-term liabilities:
Long-term accounts payable		6,252	5,143
Long-term bank loans	4(e), 7	—	344,500
Long-term deferred tax liabilities (including long-term deferred tax liabilities of consolidated VIEs without recourse to the Company of $3,777 and $1,799, respectively)		12,334	5,748
Long-term contingent consideration (including long-term contingent consideration of consolidated VIEs without recourse to the Company of $4,162 and $1,929, respectively)	4(n)	4,162	1,929

Total liabilities		671,696	605,267

Commitments and contingencies	28
Shareholders’ equity:
Class A ordinary shares par value $0.01, 200,000 authorized; 23,184 and 22,977, respectively, issued and outstanding as of December 31, 2013 and 2014		244	245
Class B ordinary shares par value $0.01, 97,740 authorized; 82,490 and 82,490, respectively, issued and outstanding as of December 31, 2013 and 2014		825	825
Additional paid-in capital		92,066	96,004
Treasury shares (1,181 and 1,510 shares, respectively, as of December 31, 2013 and 2014)	26	(17,240)	(20,817)
Statutory reserves	23	9,367	9,367
Retained earnings		739,343	735,962
Accumulated other comprehensive income		71,733	68,802

Total Changyou.com Limited shareholders’ equity		896,338	890,388
Non-controlling interest		17,178	52,310

Total shareholders’ equity		913,516	942,698

Total liabilities and shareholders’ equity		1,585,212	1,547,965

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(In thousands, except per share or per ADS data)

		For the Year Ended December 31
	Note	2012	2013	2014
		US$	US$	US$
Revenues:
Online game		570,346	669,168	652,008
Online advertising		42,525	49,998	58,963
IVAS		4,307	5,402	22,357
Others		6,251	13,307	21,938

Total revenues		623,429	737,875	755,266
Cost of revenues:
Online game		76,432	93,306	142,549
Online advertising (including transactions with a related party of $50, $373 and $690, respectively)		6,535	13,827	14,838
IVAS		1,509	1,786	22,985
Others (including transactions with a related party of $1,552, $1,310 and $nil, respectively)		20,046	17,518	21,490

Total cost of revenues		104,522	126,437	201,862

Gross profit		518,907	611,438	553,404
Operating expenses:
Product development		73,755	119,909	194,113
Sales and marketing (including transactions with a related party of $14,026, $13,390 and $10,401, respectively)		60,639	128,830	241,307
General and administrative (including transactions with a related party of $27, $12 and $15, respectively)		33,514	57,191	107,451
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business		2,906	—	52,282

Total operating expenses		170,814	305,930	595,153

Operating profit (loss)		348,093	305,508	(41,749)
Interest income		15,882	28,455	26,091
Foreign currency exchange loss		(558)	(5,936)	(668)
Interest expense		(2,243)	(8,835)	(6,452)
Other (expense) income		(173)	3,613	4,112

Income (Loss) before income tax expense		361,001	322,805	(18,666)
Income tax expense	20	67,405	36,383	2,493

Net income (loss)		293,596	286,422	(21,159)
Less: Net income attributable to the mezzanine classified non-controlling interest shareholders		11,196	17,780	—
Less: Net loss attributable to the non-controlling interest shareholders		—	—	(17,778)

Net income (loss) attributable to Changyou.com Limited		282,400	268,642	(3,381)

Net income (loss)		293,596	286,422	(21,159)
Other comprehensive income (loss)		3,385	33,600	(2,931)

Comprehensive income (loss)		296,981	320,022	(24,090)
Comprehensive income attributable to the mezzanine classified non-controlling interest shareholders		11,196	17,780	—
Comprehensive loss attributable to the non-controlling interest shareholders		—	—	(17,778)

Comprehensive income (loss) attributable to Changyou.com Limited		285,785	302,242	(6,312)

Basic net income (loss) per share	24	2.67	2.53	(0.03)
Diluted net income (loss) per share	24	2.64	2.52	(0.03)
Basic net income (loss) per ADS		5.35	5.06	(0.06)
Diluted net income (loss) per ADS		5.29	5.04	(0.06)
Weighted average number of ordinary shares outstanding, basic		105,656	106,252	105,722
Weighted average number of ordinary shares outstanding, diluted		106,792	106,676	105,722
Weighted average number of ADS outstanding, basic		52,828	53,126	52,861
Weighted average number of ADS outstanding, diluted		53,396	53,338	52,861
Total share-based compensation cost included in:
Cost of revenues		306	101	152
Product development		1,854	475	1,069
Sales and marketing		326	74	105
General and administrative		1,183	624	2,788

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(In thousands)

	Ordinary shares						Accumulated other comprehensive income
	Number of shares	Amount	Additional paid-in capital	Treasury shares	Statutory reserves	Retained earnings		Non- controlling interest	Total shareholders’ equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2011	105,023	1,050	78,128	—	9,351	391,584	34,748	—	514,861

Issuance of ordinary shares upon vesting and settlement of restricted share units	761	8	(8)	—	—	—	—	—	—
Share-based compensation	—	—	3,366	—	—	—	—	—	3,366
Share-based compensation allocated from Sohu	—	—	303	—	—	—	—	—	303
Foreign currency translation adjustment	—	—	—	—	—	—	3,385	—	3,385
Net income attributable to Changyou.com Limited	—	—	—	—	—	282,400	—	—	282,400
Dividend distribution to shareholders	—	—	—	—	—	(200,875)	—	—	(200,875)
Contribution from mezzanine equity holder (see Note 19)	—	—	6,837	—	—	—	—	—	6,837
Deemed dividend distribution to Sohu (related to the 17173.com Website*)	—	—	—	—	—	(2,392)	—	—	(2,392)

Balance as of December 31, 2012	105,784	1,058	88,626	—	9,351	470,717	38,133	—	607,885

Issuance of ordinary shares upon vesting and settlement of restricted share units	1,071	11	(11)	—	—	—	—	—	—
Share-based compensation	—	—	1,117	—	—	—	—	—	1,117
Share-based compensation allocated from Sohu	—	—	77	—	—	—	—	—	77
Foreign currency translation adjustment	—	—	—	—	—	—	33,600	—	33,600
Net income attributable to Changyou.com Limited	—	—	—	—	—	268,642	—	—	268,642
Appropriation for statutory reserves	—	—	—	—	16	(16)	—	—	—
Gain from acquisition of minority interest in 7Road**	—	—	2,409	—	—	—	—	—	2,409
Transaction costs for acquisition of minority interest in 7Road	—	—	(152)	—	—	—	—	—	(152)
Repurchase of common stock	—	—	—	(17,240)	—	—	—	—	(17,240)
Acquisition of majority interest in RaidCall ***	—	—	—	—	—	—	—	17,178	17,178

Balance as of December 31, 2013	106,855	1,069	92,066	(17,240)	9,367	739,343	71,733	17,178	913,516

Issuance of ordinary shares upon vesting and settlement of restricted share units	70	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	3,912	—	—	—	—	138	4,050
Share-based compensation allocated from Sohu	—	—	27	—	—	—	—	—	27
Foreign currency translation adjustment	—	—	—	—	—	—	(2,949)	—	(2,949)
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	—	18	—	18
Net loss attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	(3,381)	—	(17,778)	(21,159)
Acquisition of MoboTap	—	—	—	—	—	—	—	53,424	53,424
Disposal of a subsidiary	—	—	—	—	—	—	—	(652)	(652)
Repurchase of common stock	—	—	—	(3,577)	—	—	—	—	(3,577)

Balance as of December 31, 2014	106,925	1,070	96,004	(20,817)	9,367	735,962	68,802	52,310	942,698

*	Represents revenues recognized in 2012 that were derived from the assets associated with the 17173.com Website, which the Group acquired from Sohu in December 2011. The cash related to these revenues was received and retained by Sohu before the assets associated with the17173 .com Website were acquired.
**	The gain represents the excess of the carrying value of the non-controlling interest over the consideration for the Group’s acquisition of the minority interests in 7Road.
***	The Group acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk on December 24, 2013. Beijing Kunlun Tech Co., Ltd. and certain of its affiliates (collectively, the “Kalends Group”) continued to hold 22.5% of the equity interests in TalkTalk on a fully-diluted basis. The non-controlling interest consists primarily of the interests in TalkTalk held by the Kalends Group.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands)

	For the Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	293,596	286,422	(21,159)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Bad debt provision	1,108	(300)	89
Depreciation	14,557	15,583	23,745
Amortization of intangible assets	23,416	26,790	41,423
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	2,906	—	52,282
Impairment loss of other intangible assets	5,741	3,624	1,687
Share-based compensation allocated from Sohu	303	77	27
Share-based compensation expense	3,366	1,197	4,087
Loss from equity investments	—	850	232
Disposal loss of fixed assets and intangible assets	330	128	1,560
Deferred tax expense(credits)	9,718	5,382	(20,965)
Change of contingent consideration	2,195	167	1,441
Change in fair value of short-term investments	(1,609)	(2,292)	(1,611)
Others	737	—	(652)
Changes in current assets and liabilities, net of acquisition:
Accounts receivable, net	(12,989)	(11,843)	(41,133)
Prepaid and other current assets	(12,047)	(29,964)	30,898
Due from Sohu	(495)	102	69
Other assets, net	(11,293)	4,209	(2,246)
Accounts payable	7,369	22,751	(2,954)
Receipts in advance and deferred revenue	(9,651)	1,003	(4,584)
Due to Sohu	(4,962)	—	—
Accrued salary and benefits	8,567	15,825	6,049
Accrued liabilities to suppliers	3,830	5,922	(6,294)
Tax payables	8,079	13,352	(12,753)
Other accrued liabilities	7,664	(342)	1,078

Net cash provided by operating activities	340,436	358,643	50,316

Cash flows from investing activities:
Purchase of fixed assets	(11,716)	(61,582)	(24,241)
Purchase of intangible assets and other assets	(22,740)	(34,141)	(35,118)
Cash paid/proceeds relating to restricted time deposits	(244,609)	(168,635)	5,763
Cash paid for business acquisition, net of cash acquired	(945)	(109,695)	(86,539)
Investment in equity investees and debt securities	(500)	—	(4,918)
Purchase of/proceeds from short-term investments, net	(32,617)	51,185	(186,508)
Other activities relating to investing activities	(1,569)	175	1,059

Net cash used in investing activities	(314,696)	(322,693)	(330,502)

Cash flows from financing activities:
Proceeds of loans from offshore banks	239,353	167,000	370,000
Repayments of loans to offshore banks	—	—	(410,194)
Payment of contingent consideration	(13,106)	(19,658)	(2,813)
Payment for repurchase of shares	—	(17,240)	(3,577)
Dividend distributed to shareholders	(200,875)	—	—
Repayment of note payable to Sohu	(16,000)	—	—
Other cash payments relating to financing activities	(633)	—	—

Net cash provided by/(used in) financing activities	8,739	130,102	(46,584)

Effect of exchange rate changes on cash and cash equivalents	1,749	15,793	(920)

Net increase(decrease) in cash and cash equivalents	36,228	181,845	(327,690)
Cash and cash equivalents, beginning of year	330,411	366,639	548,484

Cash and cash equivalents, end of year	366,639	548,484	220,794

Supplemental disclosures of cash flow
Cash paid for income taxes	(52,976)	(48,590)	(11,982)
Cash paid for interest expense	(1,992)	(8,812)	(6,283)
Supplemental schedule of non-cash investing activity
Consideration payable for the purchase of non-controlling interest in 7Road	—	2,000	—
Consideration payable for the acquisition of Doyo	—	4,952	—
Changes in government grant in prepaid and other current assets	2,378	1,355	1,425
Purchase of fixed assets with proceeds released from restricted cash account	1,583	—	—
Supplemental schedule of non-cash financing activity
Deemed dividend to Sohu related to the 17173.com Website	2,392	—	—
Accrued professional fees in relation to initial public offering of 7Road	1,037	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (“VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2014 are described below:

Name of entity	Place and date of incorporation or acquisition	Effective interest held
Controlled entities:
Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, August 13, 2007	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, September 26, 2007	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, October 29, 2009	100%
Beijing Yang Fan Jing He Information Consulting Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, April 22, 2010	100%
ICE Entertainment (HK) Limited (“ICE HK”)	Hong Kong, China, acquired on May 28, 2010	100%
ICE Information Technology (Shanghai) Co., Ltd. (“ICE Information”)	Shanghai, China, acquired on May 28, 2010	100%
Shanghai Jing Mao Culture Communication Co., Ltd (“Shanghai Jingmao”)	Shanghai, China, acquired on January 25, 2011	100%
Beijing Changyou Jingmao Film & Culture Communication Co., Ltd. (“Beijing Jingmao”)	Beijing, China, acquired on January 25, 2011	100%
Changyou.com Webgames (HK) Limited (“Changyou HK Webgames”)	Hong Kong, China, September 21, 2011	100%
7Road.com Limited (“7Road”)	Cayman Islands, incorporated on June 15, 2011	100%
7Road.com HK Limited	Hong Kong, China, incorporated on July 6, 2011	100%
Shenzhen 7Road Network Technologies Co., Ltd. (“7Road Technology”)	Shenzhen, China, incorporated on December 1, 2011	100%
Glory Loop Limited	British Virgin Islands, incorporated on June 23, 2014	100%
MoboTap Inc. (“MoboTap”)	Cayman Islands, acquired on July 31, 2014	51%
MoboTap Inc. Limited	Hong Kong, China, acquired on July 31, 2014	51%
Baina Zhiyuan (Beijing) Technology Co., Ltd. (“Beijing Baina Technology”)	Beijing, China, acquired on July 31, 2014	51%

VIEs:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, incorporated on August 23, 2007	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Shanghai, China, acquired on May 28, 2010	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Beijing, China, incorporated on August 5, 2010	100%
Shenzhen 7Road Technology Co., Ltd. (“Shenzhen 7Road”)	Shenzhen, China, acquired on May 11, 2011	100%
Baina (Wuhan) Information Technology Co., Ltd. (“Wuhan Baina Information”)	Wuhan, China, acquired on July 31, 2014	60%

The Group’s primary businesses are the online game business (the “Online Game Business”) and the platform channel business (the “Platform Channel Business”). The Online Game Business consists of the Group’s development, operation and licensing of massively multi-player online games (“MMOGs”), mobile games and Web games, and the Platform Channel Business consists of the Group’s operation of Web properties and software applications for PCs and mobile devices, including the game information portal operated on the 17173.com Website; the wan.com Website, which offers to game players Web games of third-party developers; RaidCall, which provides online music and entertainment services; and the Dolphin Browser, a gateway to a host of user activities on mobile devices.

2. REORGANIZATION AND ACQUISITIONS

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

b. Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) of up to $100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015. As of December 31, 2014, Changyou had repurchased 754,800 Changyou ADSs, representing 1,509,600 Class A ordinary shares, at an average price of $27.6 per ADS, or $13.8 per Class A ordinary share, for aggregate consideration of $20.8 million.

c. Acquisition and Restructuring of 7Road

On May 11, 2011, the Group, through its VIE Gamease, acquired 68.258% of the equity interests of Shenzhen 7Road and began to consolidate Shenzhen 7Road’s financial statements on June 1, 2011. Effective June 26, 2012, Shenzhen 7Road was reorganized into a Cayman Islands holding company structure (the “7Road Reorganization”) where Changyou holds a direct ownership interest in 7Road through the Group’s subsidiary Changyou HK Webgames and Shenzhen 7Road is a VIE of 7Road. As the reorganization did not result in any change in the ultimate beneficial ownership of Shenzhen 7Road’s business, assets and results of operations, the Group’s management believes that the reorganization should be viewed as a non-substantive transaction and treated as if it had been effective upon the Group’s acquisition of 68.258% of the equity interests in Shenzhen 7Road.

On June 21, 2012, 7Road’s then Chief Executive Officer surrendered to 7Road, without consideration, ordinary shares of 7Road representing 5.1% of the then outstanding ordinary shares of 7Road, with the intention that these shares would be added to the shares reserved by 7Road for grants of equity incentive awards under the 7Road 2012 Share Incentive Plan, without dilution of the other shareholders of 7Road. As a result, the non-controlling interest decreased to 28.074% of 7Road and the Group’s interest in 7Road increased to 71.926%. See Note 19 — “MEZZANINE EQUITY.”

On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road, and all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease, for aggregate cash consideration of approximately $78 million. Upon the closing of the acquisition on June 5, 2013, 7Road became an indirect wholly-owned subsidiary of Changyou, and Changyou’s VIE Gamease became the sole shareholder of 7Road’s VIE Shenzhen 7Road. As of December 31, 2014, Changyou had paid all of the cash consideration.

d. Acquisition of Doyo

On November 26, 2013, Guanyou Gamespace acquired all of the equity interests in Beijing Doyo Internet Technology Co., Ltd. (“Doyo”), which is primarily engaged in the online advertising and traffic monetization business, for fixed cash consideration of approximately $6.5 million and contingent consideration of up to $7.3 million. As of December 31, 2014, Changyou had paid the fixed cash consideration of $6.5 million and contingent consideration of $0.8 million for the acquisition of Doyo.

e. Acquisition of RaidCall

On November 19, 2013, the Company entered into an investment agreement with the Kalends Group, pursuant to which TalkTalk Limited (“TalkTalk”) was incorporated in the British Virgin Islands and initially wholly-owned by the Kalends Group, RaidCall (HK) Limited (“RaidCall HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of TalkTalk, and Beijing Changyou RaidCall Internet Technology Co., Ltd. (“Changyou RaidCall”) was incorporated in the PRC as a wholly-owned subsidiary of RaidCall HK. The Kalends Group then transferred to RaidCall HK and Changyou RaidCall all of the assets associated with a free social communication software platform designed for online gaming and music-related value-added services that the Kalends Group operated through a series of Websites (“RaidCall”). On December 24, 2013, pursuant to the investment agreement, the Company acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $ 47.6 million. Of the total consideration, $27.6 million was paid to purchase from the Kalends Group a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly-issued ordinary shares of TalkTalk. Also effective upon the closing of the transaction, 15% of the equity interests of TalkTalk on a fully-diluted basis were reserved for grants of equity incentive awards to key employees associated with RaidCall, and the Kalends Group continued to hold the remaining 22.5% of the equity interests on a fully-diluted basis.

At the closing of the transaction, the parties entered into a shareholder agreement pursuant to which the Company has the right to designate three of the five directors of TalkTalk, including the chairman of the board, and the Company has customary rights of first refusal with respect to proposed transfers of equity interests in TalkTalk by the Kalends Group.

f. Acquisition of MoboTap

On July 16, 2014, Changyou, through a wholly-owned subsidiary, entered into an investment agreement with MoboTap, which is a Cayman Islands company that is the mobile technology developer behind the Dolphin Browser, MoboTap’s subsidiaries and variable interest entities and MoboTap’s shareholders. On July 31, 2014, pursuant to the investment agreement, Changyou purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash.

On July 31, 2014, pursuant to the investment agreement, Changyou, MoboTap and the noncontrolling shareholders of MoboTap entered into a shareholder agreement pursuant to which Changyou has the right to designate three of the five directors of MoboTap, including the chairman of the board; Changyou’s approval will be required for any proposed transfers of equity interests in MoboTap held by the noncontrolling shareholders; and Changyou will be entitled to customary pre-emptive rights with respect to any new issuance of equity interests in MoboTap. Changyou has the right to purchase up to 10% of the equity interests in MoboTap from noncontrolling shareholders, at a price of 20% below the initial public offering (“IPO”) price, before a qualified IPO of MoboTap. If MoboTap achieves specified performance milestones for 2016 and certain specified key employees continue their employment with MoboTap at the time the milestones are achieved, but there has not been an IPO by MoboTap, the non-controlling shareholders of MoboTap will have a one-time right to put to Changyou shares of MoboTap held by them, representing up to 15% equity interests of MoboTap, for an aggregate price of up to $53 million.

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

Basic Information

PRC law and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its online game business and its platform channel business primarily through its principal VIEs. Both Gamease and Guanyou Gamespace are directly owned by Tao Wang, Changyou’s former Chief Executive Officer (“Mr. Wang”), and Dewen Chen, the Company’s Co-Chief Executive Officer (“Mr. Chen”), who hold 60% and 40%, respectively, of each of these entities. Shanghai ICE is owned by two Changyou employees, Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. Capital for these VIEs is funded by the Company through loans provided to Mr. Wang, Mr. Chen, Ms. Pi and Ms. Qi, and the loans are initially recorded as loans to related parties. The Group is in the process of transferring each of the individual shareholders’ ownership interests in Gamease, Guanyou Gamespace and Shanghai ICE to entities that are affiliates of the Group.

On July 31, 2014, the Group purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis. See “Acquisition of MoboTap” in Note 2.f. MoboTap’s VIE Wuhan Baina Information (“Wuhan Baina”) is held 60% and 40%, respectively, by the Group’s VIE Gamease and Yongzhi Yang, the chief executive officer of MoboTap.

The loans to the shareholders of Gamease and Guanyou Gamespace, Shanghai ICE and Wuhan Baina and the registered capital of these VIEs are eliminated for accounting purposes during consolidation.

Under contractual agreements with the Company, shareholders of Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina are required to transfer their ownership in Gamease, Guanyou Gamespace and Shanghai ICE to the Company, if permitted by PRC law and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace Shanghai ICE and Wuhan Baina. Mr. Wang, Mr. Chen and the two Changyou employees have pledged their shares in Gamease, Guanyou Gamespace and Shanghai ICE as collateral for the loans. The aggregate amount of these loans as of December 31, 2014 was $4.9 million.

Effective upon the completion of the 7Road Reorganization, Shenzhen 7Road became a VIE of 7Road, of which approximately 71.926% was owned by Changyou through Changyou HK Webgames. Shenzhen 7Road was directly owned by Changyou’s VIE Gamease, which held 68.258%, and by the other shareholders of Shenzhen 7Road, who held 31.742%. On June 5, 2013, Changyou, through Changyou HK Webgames, acquired all of the ordinary shares of 7Road held by the non-controlling shareholders of 7Road and, through Gamease, acquired all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease. See Note 2.c “— Acquisition and Restructuring of 7Road.” The Company is a primary beneficiary of Shenzhen 7Road, as a result of contractual arrangements among Shenzhen 7Road, 7Road Technology and Gamease.

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the contractual relationships between the Company, AmazGame and Gamease, the contractual relationship between the Company, Gamespace and Guanyou Gamespace; the contractual relationship between the Company, ICE Information and Shanghai ICE; the contractual relationship between the Company, 7Road Technology and Shenzhen 7Road; the contractual relationship between the Company, Beijing Baina Technology and Wuhan Baina Information; and the economic benefit flows of these contractual arrangements. In connection with such evaluation, management also took into account the fact that, as a result of these contractual arrangements, AmazGame, Gamespace, ICE Information, 7Road Technology, and Beijing Baina Technology, control 100% of the shareholders’ voting interests in Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road and Wuhan Baina Information. The Group concluded that Gamease, Guanyou Gamespace, Shanghai ICE, Shenzhen 7Road, and Wuhan Baina Information are variable interest entities of the Company and that the Company is the primary beneficiary of each of them. As a result, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s, Shenzhen 7Road’s and Wuhan Baina Information’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

Financial Information

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, (in thousands)
	2013	2014
ASSETS:
Cash and cash equivalents	$107,356	$13,926
Restricted time deposit	—	294
Accounts receivable, net	31,245	62,725
Prepaid expense	1,659	7,762
Other receivable	19,843	7,130
Due from affiliates	223,485	171,808
Due from Sohu Group	392	5,095
Others	1,826	1,406

Total current assets	385,806	270,146

Goodwill	128,139	127,541
Deferred tax assets and provision	479	18,066
Other non-current assets	91,929	81,723

Total assets	$606,353	$497,476

LIABILITIES:
Accounts payable	$25,986	$27,153
Accrued and other short-term liabilities	21,160	17,022
Due to affiliates	226,510	233,715
Receipts in advance and deferred revenue	43,252	37,871
Tax payable	1,453	5,139
Contingent consideration- current	—	3,935

Total current liabilities	318,361	324,835

Contingent consideration- non-current	4,162	1,929
Other long-term liabilities	3,777	1,799

Total liabilities	$326,300	$328,563

	For the Year ended December 31, (in thousands)
	2012	2013	2014
Net revenue	$613,629	$719,253	$726,668
Net income (loss)	99,276	(1,170)	(108,889)

	For the Year ended December 31, (in thousands)
	2012	2013	2014
Net cash provided by operating activities	$66,739	$102,086	$2,296
Net cash used in investing activities	(43,087)	(53,925)	(94,257)
Net cash used in financing activities	(13,106)	—	(793)

Under contractual arrangements with the Company’s VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2014, the registered capital and PRC statutory reserves of the Company’s VIEs totaled $41.2 million. As the Company’s consolidated VIEs are incorporated as limited liability companies under PRC law, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of such VIEs.

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the Company’s VIEs. As the Company is conducting its online game business and platform channel business mainly through its principal VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Summary of significant agreements currently in effect

Agreements Between Principal VIEs and Nominee Shareholders

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

Business operation agreement among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. This agreement sets forth the right of ICE Information to control the actions of the shareholders of Shanghai ICE. This agreement terminates only if ICE Information is dissolved.

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

Amended and restated equity interest pledge agreement among 7Road Technology, Shenzhen 7Road and Gamease. Under this agreement, Gamease pledges to 7Road Technology Gamease’s equity interests in Shenzhen 7Road to secure the performance of Gamease’s obligations and Shenzhen 7Road’s obligations under the various VIE-related agreements. If Gamease or Shenzhen 7Road breaches its obligations under any VIE-related agreements, 7Road Technology is entitled to exercise its rights as the beneficiary under the Equity Interest Pledge Agreements. This agreement terminates only after all of the obligations of Gamease and/or of Shenzhen 7Road under the various VIE-related agreements are no longer in effect.

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

Share pledge agreement among Beijing Baina Technology, Wuhan Baina Information and the shareholders of Wuhan Baina Information, which are Gamease and Yongzhi Yang. Pledge by the Gamease and Yongzhi Yang to Beijing Baina Technology of their equity interests in Wuhan Baina Information, to secure the performance of their respective obligations and Wuhan Baina Information’s obligations under the various VIE-related agreements. If Wuhan Baina Information or any of the shareholders of Wuhan Baina Information breaches its or his obligations under any VIE-related agreements, Being Baina Technology is entitled to exercise its rights as pledgee of the equity interests.

Call option agreement among Beijing Baina Technology, Gamease, Wuhan Baina Information and Yongzhi Yang. Provides to Beijing Baina Technology and any third party designated by Beijing Baina Technology the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Gamease and Yongzhi Yang all or any part of their shares in Wuhan Baina Information or to purchase from Wuhan Baina Information all or part of its assets or business at the lowest purchase price permissible under PRC law.

Assignment agreement among Beijing Baina Technology, Gamease, Wuhan Baina Information and Yongzhi Yang. Gamease and Yongzhi Yang, as shareholders of Wuhan Baina Information, unconditionally and irrevocably appoint Beijing Baina Technology or its designee to exercise their voting and other rights as shareholders of Wuhan Baina Information.

Business Arrangements Between Principal WFOEs and VIEs

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

Exclusive business cooperation agreement between ICE Information and Shanghai ICE. This agreement sets forth the exclusive right of ICE Information to provide business support and technical services to Shanghai ICE. The agreement terminates only when and if ICE Information is dissolved.

Exclusive technology consulting and services agreement between ICE Information and Shanghai ICE. This agreement provides to ICE Information the exclusive right to provide technical consultation and other related services to Shanghai ICE in exchange for a fee equal to the balance of Shanghai ICE’s gross income after deduction of related costs and expenses. The agreement terminates only if ICE Information is dissolved.

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

Exclusive Services agreement between Beijing Baina Technology and Wuhan Baina Information. Beijing Baina Technology agrees to provide Wuhan Baina Information with technical services, business consulting, capital equipment lease, market consulting, integration of systems, research and development of products and maintenance of systems. Service fees are to be determined with reference to the specific services provided, based on a transfer pricing analysis.

Certain of the agreements described above between the Company’s principal VIEs and the corresponding wholly-owned subsidiaries, or WFOEs, of the Company do not have renewal terms. However, because the VIEs are controlled by their corresponding WFOEs through their respective business operation agreements and through the powers of attorney granted to the WFOEs by the shareholders of the VIEs, such agreements can be, and are expected to be, renewed at the election of the WFOEs.

VIE-Related Risks

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among the Group, the Group’s VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. In the event that the Group was unable to enforce these contractual arrangements, the Group would not be able to exert effective control over the affected VIEs. Consequently, such VIE’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be severely adversely affected. The Group’s contractual arrangements with respect to its consolidated VIEs are approved and in place. The Group’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Group’s operations and contractual relationships would find the contracts to be unenforceable.

The Group’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions. Goodwill primarily represents the expected synergies from combining an acquired business with the Group. Intangible assets acquired through business acquisitions mainly consist of customer relationships, non-compete agreements, user bases, copyrights, trademarks and developed technologies. Unrecognized revenue-producing assets mainly consist of licenses and intellectual property. Licenses include operations licenses, such as Internet information service licenses and licenses for providing content. Intellectual property developed by the Group mainly consists of patents, copyrights, trademarks, and domain names. The Group’s operations and businesses may be adversely impacted if the Group loses the ability to use and enjoy assets held by these VIEs.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and consolidation

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with U.S. GAAP and on a going concern basis.

The consolidated financial statements include the financial statements of the Company and its controlled operating entities including the Group’s subsidiaries and VIEs. All inter-company balances and transactions within the Group have been eliminated on consolidation.

The Company has adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. The Company’s management made evaluations of the relationships between the Company and its VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Group controls the shareholders’ voting interests in the VIEs. As a result of such evaluation, management concluded that the Group is the primary beneficiary of its VIEs. As a result, the Company consolidates all of its VIEs in its consolidated financial statements. Please refer to Note 3 — “VARIABLE INTEREST ENTITIES” for more details.

b. Use of estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, mezzanine equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant judgments and estimates include accounting for the basis of consolidation, the recognition of revenues, the determination of share-based compensation expense, the determination of the fair value of identifiable assets and liabilities acquired through business combinations, the determination of the fair value of financial instruments, the determination of the fair value of contingent consideration, the determination of segment aggregation, the determination of the fair value of deferred compensation, the assessment of income tax and valuation allowances against deferred tax assets, the determination of the allowance for doubtful accounts, assessment of impairment of intangible assets, fixed assets, other assets, equity investments and goodwill and the determination of functional currencies.

c. Fair value measurement

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 — observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — other inputs that are directly or indirectly observable in the marketplace.

Level 3 — unobservable inputs which are supported by little or no market activity.

Company’s financial instruments include cash equivalents, restricted time deposits, accounts receivable, short-term investments, prepaid and other current assets, long-term prepayment, investments in debt securities, and other non-current assets, short-term and long-term accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, short-term and long-term bank loans and other accrued liabilities.

d. Cash and cash equivalents

The Company classifies all highly-liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents comprise investments in time deposits that mature within three months, which are stated at cost, and money market funds, which are stated at fair market value.

e. Restricted time deposits — Loans from offshore banks, secured by time deposits

Loans from offshore branches of lending banks are classified as short-term bank loans or long-term bank loans based on their repayment periods. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The RMB onshore deposits securing the offshore loans are treated as restricted time deposits in the Company’s consolidated balance sheets. Restricted time deposits are valued based on the prevailing interest rates in the market.

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

h. Fixed assets and depreciation

Fixed assets, mainly comprising office buildings, leasehold improvements, building improvements, office furniture, vehicles, and computer equipment (including servers) are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment, if any, over the estimated useful lives of the assets on a straight-line basis, with no residual value. The estimated useful lives are as follows:

Estimated useful life
Office building	36-47 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Building improvements	10 years
Office furniture	5 years
Vehicles	4-10 years
Computer equipment (including servers)	4 years

Expenditure for maintenance and repairs is expensed as incurred. The gain or loss on the disposal of fixed assets is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in operating expenses in the consolidated statements of comprehensive income.

i. Intangible assets

Intangible assets mainly comprise operating rights for licensed games, computer software, developed technologies, trademarks and domain names, and cinema advertising slot rights. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Estimated useful life
Operating rights for licensed games	Contract terms
Computer software	1-5 years
Developed technologies	3-5 years
Trademarks and domain names	5-30 years
Cinema advertising slot rights	Contract terms

j. Long-term investments

Equity investments

Investments in entities over which the Company does not have significant influence are recorded as equity investments and are accounted for by the cost method. Investments in entities over which the Company has significant influence but does not control are also recorded as equity investments and are accounted for by the equity method. Under the equity method, the Company’s share of the post-acquisition profits or losses of equity investments is recognized in the Company’s consolidated statements of comprehensive income; and the Company’s share of post-acquisition movements in equity is recognized in equity in the Company’s consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which the Company has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of our interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which the Company has recorded an equity investment equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the equity investee.

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

k. Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs.

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it was determined that it was more likely than not that their fair values were less than the units’ carrying amounts, the Group performed the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units were higher than their fair values, the Group performed the second step of the two-step quantitative goodwill impairment test.

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

m. Receipts in advance and deferred revenues

For the operation of MMOGs, the proceeds received from sales of prepaid game cards are initially recorded as receipts in advance. For the online advertising and cinema advertising services, cash payments, which are received in advance of the delivery of services pursuant to applicable advertising contracts, are recorded as receipts in advance.

For self-operated games, deferred revenues are recognized when the game points are sold through the Company’s online payment platform or when prepaid cards are charged by the players to their respective game accounts. The deferred revenues are amortized when virtual items are consumed. For licensed out games, deferred revenues represent the unamortized balance of license fees paid by third-party operators, and the deferred revenues are amortized on a straight-line basis through the service period.

n. Contingent Consideration

The acquisition of Doyo includes a contingent consideration arrangement that requires additional consideration to be paid by the Group based on the financial performance of Doyo for the fiscal years 2013 through 2015. The fair value of the contingent consideration was recognized on the acquisition date using the income approach/ discounted cash flow method with a scenario analysis applied. There were no indemnification assets involved.

o. Mezzanine Equity

Mezzanine equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders had the right to put their equity interests in 7Road to the Company at a pre-determined price if 7Road achieved specified performance milestones before the expiry of the put option and 7Road did not complete an initial public offering. The put option expired in 2014. Since the occurrence of the put was not solely within the control of the Company, the Company classifies the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

In accordance with ASC subtopic 480-10, the Company calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii). On May 1, 2013, the Company entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders and all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease. The acquisition closed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, $2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interest in 7Road over the purchase price as of the closing date, was recorded in the Group’s equity accounts. As Gamease held all of the equity interests in Shenzhen 7Road following the closing of the acquisition, no mezzanine equity existed as of December 31, 2013 and 2014.

p. Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in the Company’s consolidated financial statements consist primarily of non-controlling interests for TalkTalk and MoboTap.

q. Treasury Shares

On July 27, 2013, the Company’s Board of Directors authorized a share repurchase program of up to $100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015. The Company accounted for those shares repurchased as treasury shares at cost in accordance with ASC 505-30, and the treasury shares acquired are shown separately in shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares. If and when the Company cancels the treasury shares, the difference between the original issuance price and the repurchase price will be debited into additional paid-in capital. See Note 26 — “TREASURY SHARES”.

r. Foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“U.S. dollar”). The functional currency of the Company’s subsidiaries and VIEs in China is the Renminbi (“RMB”). The functional currency of the Company’s subsidiaries in the British Virgin Islands, the Cayman Islands and Hong Kong is the U.S. dollar. Accordingly, assets and liabilities of the China subsidiaries and VIEs are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates for RMB to U.S. dollars in effect during the reporting period. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of shareholders’ equity for the years presented.

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

s. Revenue recognition

The Group recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The recognition of revenues involves certain management judgments. The amount and timing of the Group’s revenues could be materially different for any period if management made different judgments or utilized different estimates.

Online game business

The Group’s online game business offers to game players MMOGs, mobile games and Web games. All of its games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items. Revenues that the Group generates from self-operated and licensed out online games are included in online game revenues.

Self-Operated Games

The Group is the primary obligor of the self-operated games. The Group hosts the games on its own servers and is responsible for the sale and marketing of the games as well as the customer services. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile app stores, but are net of business tax and discounts to game card distributors where applicable. The Group obtains revenues from the sale of in-game virtual items. Revenues are recognized over the estimated lives of the virtual items purchased by game players or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

MMOGs

Proceeds from the self-operation of MMOGs are collected from players and third-party game card distributors through sales of game points on the Group’s online payment platform and prepaid game cards.

Self-operated MMOGs are either developed in house or licensed from third-party developers. For licensed MMOGs, the Group remits a pre-agreed percentage of the proceeds to the third-party developers, and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in the Group’s cost of revenues.

Mobile games

For self-operated mobile games, the Group sells game points to game players via third party mobile app stores. The mobile app stores in turn pay the Group proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly developed mobile games, the Group remits a pre-agreed percentage of the proceeds to the third-party developers, and keeps the balance pursuant to revenue-sharing agreements.

Such revenue-sharing amounts paid to mobile app stores and third-party developers are included in the Group’s cost of revenues.

Web games

Proceeds from self-operated Web games are collected from players through the sale of game points. All of the Group’s self-operated Web games were developed in house.

Licensed Out Games

The Group also authorizes third-parties to operate its online games. The licensed out games include MMOGs, mobile games and Web games developed in house and mobile games jointly developed with third-party developers. The Group receives monthly revenue-based royalty payments from all the third-party licensee operators. The Group receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate the Group’s games in specified geographic areas. Since the Group is obligated to provide post-sale services, the initial license fees are recognized as revenue ratably over the license period, and monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. The Group views the third-party licensee operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services. The Group remits to the third-party developers a pre-agreed percentage of revenues from jointly developed and licensed out mobile games, and recognizes revenues on a net basis.

Platform channel business

The Group’s platform channel business mainly consists of the Group’s operation of Web properties and software applications for PCs and mobile devices, including the game information portal operated on the 17173.com Website; the wan.com Website, which offers to game players Web games of third-party developers; RaidCall, software to provide online music and entertainment services, and the Dolphin Browser, a gateway to a host of user activities on mobile devices. The Group’s online advertising revenues and IVAS revenues are derived from the platform channel business.

17173. com Website

The Group’s online advertising revenues are mainly generated from the 17173.com Website. The Group signs contracts with the advertisers to fix the advertising services to be provided and the prices for the services. Based on the contracts, the Group provides advertisement placements on the 17173.com Website in different forms, including text, rich media and video advertisements.

To determine the method of recognition of online advertising revenues, prior to entering into contracts, management makes a credit assessment of customers to assess the collectability of amounts due under the contracts. For those contracts for which collectability is determined to be reasonably assured, revenues are recognized ratably over the period during which the advertising services are provided and when all revenue-recognition criteria have been met. For those contracts for which collectability is determined to be not reasonably assured, revenues are recognized only when the cash is received and all other revenue-recognition criteria have been met.

The Group treats advertising contracts for the 17173.com Website with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenues on a periodic basis during the contract periods when each deliverable service is provided. Since the contract price is for all the deliverables under one advertising contract, the Group allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No. 2009-13. The Group first uses vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, the Group uses third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, the Group uses management’s best estimate of the selling price for the deliverables.

wan.com Website, RaidCall and Dolphin Browser

The Group provides IVAS through the operation of the wan.com Website and software applications for PCs and mobile devices, such as RaidCall and the Dolphin Browser. Revenues from IVAS are recognized under the gross method, as the Group is the principal obligor for provision of the services.

Others business

Revenues generated from the cinema advertising business are classified as others revenues. The Group provides clients advertising placements in slots that are shown in theatres before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts the Group signs with different theatres and film production companies. When all the recognition criteria are met, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period.

t. Cost of revenues

Cost of online game revenues consists primarily of salary and benefits expense, revenue-sharing payments, bandwidth leasing costs, PRC business tax and value-added tax which primarily arise from the revenue that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace, respectively, depreciation expense, amortization of licensing fees, and other direct costs.

Cost of online advertising revenues consists primarily of salary and benefits expense, bandwidth leasing costs, depreciation expenses, and advertising design costs.

Cost of IVAS revenues consists primarily of bandwidth leasing costs and revenue-sharing payments to third-party developers and service providers.

Cost of others revenues consists primarily of payments to theatres and film production companies for pre-film screening advertising slots.

u. Product development expenses

The product development expenses include the costs incurred for the development of the business prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2012, 2013 and 2014, the Group did not capitalize any product development expenses.

v. Advertising expenses

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred.

w. Government grant

A government grant is recognized when the grant is received and the relevant requirements have been complied with. Government grants are generally recorded as other income, and grants for which the government stipulates specified uses are recorded as a reduction in operating expenses and cost of revenues.

x. Operating leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the Group’s consolidated statements of comprehensive income on a straight-line basis over the lease periods.

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

Changyou has two incentive plans in 2014 for the granting of share-based awards, including share options, restricted shares and restricted share units, to their employees and directors. 7Road’s 2012 Share Incentive Plan was cancelled effective June 28, 2013. See Note 18 “SHARE-BASED COMPENSATION — Share Awards Granted after Initial Public Offering — 7Road 2012 Share Incentive Plan.”

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

z. Deferred compensation

Deferred compensation consists of arrangements where employees are entitled to payments at designated future dates for current or past services. Deferred compensation expense is accrued over the period of the applicable employee’s service at a rate that is estimated to result in there being an amount accrued, as of date when the employee will be entitled to have received the deferred payments in full, equal to the present value of such deferred payments as of the date of the creation of the deferred payment arrangement.

On February 8, 2014, the Company’s Board of Directors approved three new employee incentive plans with terms of 10 years, commencing January 1, 2014. Under two of these three plans, the Company could have distributed cash compensation of up to 10% of the Company’s annual net profits after certain adjustments. The third employee incentive plan was structured to allow eligible employees to receive up to 20% of the annual adjusted net profits of projects that they worked on. In December 2014, the Company’s management reassessed the estimated compensation expense related to these three employee incentive plans and the Company reversed accruals associated with the compensation expense previously recognized for these plans in a total amount of $32.2 million. Our management also recommended cancelling the three employee incentive plans, and replacing them with a new cash bonus plan commencing in 2015. Our Board of Directors approved the cancellation of the three incentive plans on February 7, 2015.

aa. Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The deferred tax assets are reduced by a valuation allowance if it is considered based on available evidence more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax liability is not recognized for undistributed earnings of a PRC subsidiary if the subsidiary has invested or will invest the undistributed earnings indefinitely.

ab. Uncertain tax positions

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

ac. Earnings (Losses) per share

Basic earnings (losses) per share are computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share are computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options and shares issuable upon the settlement of restricted share units. Potential ordinary shares are accounted for in the computation of diluted earnings (losses) per share using the treasury share method. Potential ordinary shares are not included in the denominator of the diluted earnings (losses) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings (losses) per share is computed on Class A ordinary shares and Class B ordinary shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings (losses).

ad. Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of the cumulative foreign currency translation adjustment and unrealized gain (loss) on available-for-sale securities.

ae. Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. Prior to November 2, 2014, the Company’s CODM was its former Chief Executive Officer, and beginning November 2, 2014, the Company’s CODMs are its Co-Chief Executive Officers.

The Company’s organizational structure is based on a number of factors that the CODMs use to evaluate, view and run the Company’s business operations, which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on its organizational structure and information reviewed by the Company’s CODMs to evaluate the operating segment results.

The Company had determined that as of December 31, 2013 the business segments that constituted its then primary reportable segments were the Online Game segment, which consisted of MMOGs and Web games, and the 17173 Business segment, which provided the online advertising service and IVAS.

In 2014, the Company expanded its online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, the Group developed and acquired several software applications for PCs and mobile devices intended to strengthen the Group’s competitiveness in the Internet sector. In 2014, the Group launched the wan.com Website, which offers to game players Web games of third-party developers. The CODMs determined that the software applications for PCs and mobile devices and the wan.com Website should be reviewed together as one operating segment identified as the software segment. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173.com segment under the Platform Channel segment. Cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in “Others.” Accordingly, as of December 31, 2014 the business segments that constituted the Company’s primary reportable segments were the Online Game segment, which consists of MMOGs, mobile games and Web games, and the Platform Channel segment, which consists of online advertising services and IVAS.

af. Recently issued accounting standards

The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition — Construction — Type and Production — Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, Compensation — Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that adoption will have a significant impact on its financial position, results of operations, or cash flows.

5. CONCENTRATION RISKS

Operations risk

Approximately 68%, 64% and 55%, respectively, of the Group’s net revenues for the year ended December 31, 2012, 2013 and 2014 were derived from a single MMORPG, Tian Long Ba Bu, which was launched in May 2007. Approximately 95%, 91% and 91%, respectively, of the Group’s net revenues for the years ended December 31, 2012, 2013 and 2014 were derived from domestic operations.

Substantially all the Company’s long-lived assets are located in the PRC.

Currency risk

A majority of the Group’s sales and expenses transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to affect the remittance. Total cash and cash equivalents in currencies other than RMB held at financial institutions in mainland China were $4,000 and $1.2 million, respectively, as of December 31, 2013 and 2014.

Credit risk

The Group holds its cash and bank deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group held its cash and bank deposits in approximately 22 and 27 different financial institutions as of December 31, 2013 and 2014, respectively, and held no more than approximately 32% and 25%, of its total cash at any single institution as of December 31, 2013 and 2014, respectively.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.

6. BUSINESS COMBINATIONS

Acquisition of 7Road

On May 11, 2011, the Group acquired 68.258% of the equity interests of Shenzhen 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that is contingent upon the achievement of specified performance milestones through December 31, 2012. Shenzhen 7Road is primarily engaged in Web game operations, through third-party joint operators, and development. The Company began to consolidate Shenzhen 7Road’s financial statements on June 1, 2011. The purpose of the acquisition was to accelerate the Group’s position in China’s online games industry and add a new category of games to the Group’s growing product portfolio. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

As of June 1, 2011 (in thousands)
Cash consideration	$68,258
Contingent consideration	28,051

Total consideration	96,309

Receivables	7,440
Other tangible assets	22,213
Completed game	20,837
Games under development	3,561
Other identifiable intangible assets acquired	986
Goodwill	103,366
Liabilities assumed	(8,983)
Fair value of non-controlling interest and put option	(53,111)

Total	$96,309

The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed were recorded as goodwill relating to the Online Game segment. Charges for impairment of acquired intangible assets for the years ended December 31, 2012, 2013 and 2014 were $0.6 million, $nil and $nil, respectively. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate.

The fair value of non-controlling interest in Shenzhen 7Road was determined mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration other factors, as appropriate. If Shenzhen 7Road achieved specified performance milestones and 7Road (after the 7Road Reorganization) did not complete an initial public offering, the non-controlling shareholders had the right to put their equity interests in 7Road to the Group at a predetermined price agreed upon at the acquisition date (“the put option”). In accordance with ASC480, the Company measured this non-controlling interest and a put option at their acquisition-date fair value. An independent valuation firm was hired to determine the fair value upon the acquisition date.

The agreement for the acquisition of Shenzhen 7Road included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the financial performance of Shenzhen 7Road over a period through December 31, 2012. The range of the undiscounted amounts the Company could have paid under the contingent consideration provisions of the agreement was between $nil and $32.76 million. The fair value of the contingent consideration recognized on the acquisition date of $28.05 million was estimated by an independent valuation firm, with the income approach applied. There were no indemnification assets involved. As of the end of 2012, 7Road had exceeded the financial performance milestones and as a result changes in fair value of the contingent consideration of $2.2 million were recognized in other expense for the year ended December 31, 2012. Total identifiable intangible assets acquired upon acquisition mainly included completed game, games under development and other identifiable intangible assets acquired, including non-compete agreement of $179,000 and relationship with operators of $807,000. The games under development will be subject to amortization after completion. Completed game and other identifiable intangible assets acquired are amortized over an estimated average weighted useful life of five years. Total goodwill of $103.4 million primarily represents the expected synergies from combining operations of Shenzhen 7Road with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road, and all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease, for aggregate cash consideration of approximately $78 million. The acquisition closed on June 5, 2013. Effective with the closing, 7Road became an indirect wholly-owned subsidiary of Changyou, and Changyou’s VIE Gamease became the sole shareholder of 7Road’s VIE Shenzhen 7Road. As of December 31, 2013, Changyou had paid $76 million of the total cash consideration. As of December 31, 2014, the remaining $2 million had been paid in full.

Acquisition of Doyo

In November 2013, the Group acquired 100% of the equity interests in Doyo, a game resources portal, for fixed cash consideration of approximately $6.5 million, and variable cash consideration up to a maximum of $7.3 million, which would be paid if and when Doyo achieved performance milestones set by the agreement. The management performed with the assistance of a third party valuer a valuation as of the date of acquisition of the variable cash consideration considering the possibility of Doyo’s achieving the milestones, and determined that the fair value was $4.8 million at the time of the acquisition. The Company began to consolidate Doyo’s financial statements commencing with the acquisition.

The allocation of consideration for assets acquired and liabilities assumed based on their historical carrying amounts was as follows:

As of November 29, 2013 (in thousands)
Cash Consideration	$6,521
Contingent Consideration	4,785

Total consideration	11,306

Tangible assets	1,324
Identifiable intangible assets acquired	3,620
Goodwill	7,626
Liabilities assumed	(1,264)

Total	$11,306

Since Doyo is primarily engaged in online advertising and traffic monetization businesses, which have economic characteristics similar to those of the 17173.com Website, Doyo is aggregated into the business associated with the 17173.com Website as a reporting unit and the excess of the purchase price over the tangible assets, identifiable intangible assets (mainly user base and domain names) acquired and liabilities assumed was recorded as goodwill relating to the business associated with the 17173.com Website. The acquired identifiable intangible assets were valued by various approaches, including the income approach, as appropriate. Total goodwill of $7.6 million primarily represents the expected synergies from combining operations of the Company and Doyo, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

Changyou’s management reviewed the achievement of the performance milestones for Doyo as of December 31, 2014. Doyo’s performance had exceeded the milestone established for the year ended December 31, 2014, and considering the operations of Doyo as at December 31, 2014, management determined that there was a higher probability of Doyo’s achieving the milestone established for the year ended December 31, 2015 than that there was at the time of the acquisition. As a result, the Company recorded a change in fair value of the contingent consideration of $1.2 million in the consolidated statements of comprehensive income in 2014. As of December 31, 2014, the carrying value of the contingent consideration amounted to $5.9 million.

Acquisition of RaidCall

In December 2013, the Group acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, $27.6 million was paid by the Company to the Kalends Group for a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly issued ordinary shares of TalkTalk. See Note 2.e “Acquisition of RaidCall.” On the acquisition date, the allocation of the consideration for assets acquired and liabilities assumed based on their fair values was as follows:

As of December 24, 2013 (in thousands)
Cash Consideration	$47,627

Tangible assets	20,016
Identifiable intangible assets acquired	17,888
Goodwill	33,740
Fair value of non-controlling interest	(17,172)
Liability assumed	(6,845)

Total	$47,627

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired (consisting primarily of software technology and a domain name) and liabilities assumed was initially recorded as goodwill relating to the Online Game segment. The acquired identifiable intangible assets were valued using the income approach. Total goodwill of $33.7 million primarily represented synergies between the Company’s existing online game business and RaidCall that were expected to result from an enhancement of game players’ experience through the Company’s offering of the RaidCall communications tool with the Company’s online games. In December 2014, Changyou’s management concluded that RaidCall was unable to provide the expected synergies with Changyou’s online games business. Accordingly, goodwill impairment and impairment of acquired intangible assets of $33.8 million and $15.3 million, respectively, were charged as of December 31, 2014. The operations of RaidCall were reclassified from the Online Game segment to the Platform Channel Business segment, due to a change in the CODMs review of the operating segment.

Acquisition of MoboTap

On July 16, 2014, Changyou, through a wholly-owned subsidiary, entered into an investment agreement with MoboTap, MoboTap’s subsidiaries and variable interest entities, and MoboTap’s shareholders pursuant to which Changyou purchased from then existing shareholders of MoboTap at the closing, which took place on July 31, 2014, shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash. In addition, Changyou has the right to purchase up to 10% of the equity interests in MoboTap from the noncontrolling shareholders, at a price of 20% below the IPO price, before a qualified IPO of MoboTap. If MoboTap achieves specified performance milestones for 2016 and certain specified key employees continue their employment with MoboTap at the time the milestones are achieved, but there has not been an IPO by MoboTap, the noncontrolling shareholders of MoboTap will have a one-time right to put to Changyou shares of MoboTap held by them, representing up to 15% of the equity interests in MoboTap, for an aggregate price of up to $53 million. The Group began to consolidate MoboTap’s financial statements commencing with the closing of the acquisition.

On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair values was as follows (in thousands):

As of July 31, 2014
Cash consideration	$90,830

Repurchase option	793
Identifiable intangible assets acquired	27,000
Goodwill	113,040
Other assets	6,714
Put option	(298)
Liabilities assumed	(2,995)
Noncontrolling interest	(53,424)

Total	$90,830

The acquired identifiable intangible assets represent the Dolphin Browser user base, technology and trademark, the useful lives of which were 2.4 years, 5.4 years and 10.4 years, respectively. The acquired user base was valued using the cost approach, and the acquired technology and trademark were valued using the income approach. Goodwill of $113 million primarily represents the expected synergies from combining the operations of Changyou and MoboTap, which are complementary to each other. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. Based on an assessment of MoboTap’s financial performance conducted in connection with the acquisition, MoboTap was not considered material to the Group. Thus the Group’s management concluded that the presentation of pro forma financial information with respect to the results of operations of the Group including the acquired MoboTap was not necessary.

The operating results of MoboTap, which are not significant to the Group, have been included in the consolidated financial statements since the acquisition date. The Dolphin Browser serves as a gateway to a host of user activities on mobile devices, which contributes to the Group’s Platform Channel Business. Accordingly, MoboTap was reported in 2014 under the Platform Channel Business segment.

7. BANK LOANS AND RESTRICTED TIME DEPOSITS

In 2013 and 2014, Changyou drew down loans from offshore branches of certain banks for the purposes of expediting the payment of a special one-time cash dividend to its shareholders, providing working capital to support its overseas operations, and funding the Company’s acquisitions and the Company’s share repurchase program. These bank loans were secured by an equivalent or greater amount of RMB deposits by Changyou in the onshore branches of such banks. The loans from the offshore branches of the lending banks are classified as short-term bank loans or long-term bank loans based on their payment terms.

As of December 31, 2014, the total amount of the bank loans was $370.0 million, all of which carried a floating rate of interest based on the London Inter-Bank Offered Rate (“LIBOR”). For the years ended December 31, 2013 and 2014, interest income from the restricted time deposits securing the loans was $13.0 million and $16.3 million, respectively, and interest expense on the bank loans was $8.8 million and $6.4 million, respectively.

8. ACCOUNTS RECEIVABLE, NET

The carrying amounts of accounts receivable of the Group are stated are as follows:

	As of December 31, (in thousands)
	2013	2014
Accounts receivable	$38,673	$80,383
Allowance for doubtful accounts:
Balance at the beginning of year	(3,098)	(2,677)
Additional provision for bad debt	(21)	(35)
Reversal of a provision	93	11
Cash collection	349	287
Balance at the end of year	(2,677)	(2,414)

Net Book Value	$35,996	$77,969

9. PREPAID AND OTHER CURRENT ASSETS

	As of December 31, (in thousands)
	2013	2014
Prepaid cost of revenue	$424	$7,383
Accrued interest income	10,589	6,290
Rental deposits	4,305	6,158
Deferred tax assets	4,743	4,918
Employee advance	3,430	2,809
Restricted cash	2,149	1,643
VAT refund receivables	2,118	1,416
Prepayment for Sohu services	10,104	—
Refundable corporate income tax	20,835	—
Others	5,760	3,904

Total	$64,457	$34,521

10. FIXED ASSETS, NET

	As of December 31, (in thousands)
	2013	2014
Office building	$207,987	$207,236
Computer equipment (including servers)	56,852	68,152
Leasehold and building improvements	31,598	34,004
Office furniture	2,300	5,463
Vehicles	1,453	1,522

Total	300,190	316,377
Less: accumulated depreciation	(53,516)	(72,540)

Net book value	$246,674	$243,837

The depreciation expense for fixed assets was $14.6 million, $15.6 million and $23.7 million, respectively, for the years ended December 31, 2012, 2013 and 2014.

11. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2014 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$33,464	$(12,695)	$(8,917)	$11,852
Computer software	5,954	(4,235)	(259)	1,460
Developed technologies	46,587	(19,431)	(10,751)	16,405
Trademarks and domain names	23,689	(5,875)	(9,534)	8,280
Cinema advertising slot rights	53,239	(37,360)	—	15,879
Others	22,826	(4,764)	(3,662)	14,400

Total	$185,759	$(84,360)	$(33,123)	$68,276

	As of December 31, 2013 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$25,588	$(8,083)	$(7,244)	$10,261
Computer software	5,379	(2,672)	(260)	2,447
Developed technologies	36,698	(12,870)	(3,432)	20,396
Trademarks and domain names	18,048	(3,939)	(543)	13,566
Cinema advertising slot rights	87,210	(61,314)	(4,115)	21,781
Others	7,406	(867)	(1,595)	4,944

Total	$180,329	$(89,745)	$(17,189)	$73,395

Amortization

The amortization expense for intangible assets was $23.4 million, $26.8 million and $41.4 million, respectively, for the years ended December 31, 2012, 2013 and 2014.

As of December 31, 2014, amortization expense of intangible assets for future years is expected to be as follows:

Amortization expense of intangible assets (in thousands)
2015	$31,598
2016	18,990
2017	6,532
2018	3,399
2019	2,989
Thereafter	4,768

Total expected amortization expense	$68,276

Impairment

In 2014, the Group recognized a $20.2 million impairment loss. In December 2014, Changyou reviewed the operations of RaidCall and recognized a $15.3 million impairment loss for intangible assets. The impairment loss is recognized in the consolidated statements of comprehensive income as “goodwill impairment and impairment of intangibles as part of acquisition of a business”. The impairment for intangible assets was mainly from domain names and computer software.

In 2013, the Group recognized a $3.6 million impairment loss related to Changyou’s intangible assets in the consolidated statements of comprehensive income as cost of revenues and product development expense.

12. LONG-TERM INVESTMENTS, NET

	As of December 31, (in thousands)
	2013	2014
Equity investments	$—	3,173
Investments in debt securities	—	1,965

Total	$—	$5,138

Equity investments

In 2012, the Group acquired 10% of the equity interests of Bridea Corporation for fixed cash consideration of $500,000. As the Group does not have significant influence over Bridea Corporation, the Group accounts for the equity investment using the cost method. The Group recorded a full impairment of its investment in Bridea for the year ended December 31, 2013.

In 2014, Changyou entered into investment agreements with seven mobile game development companies to acquire 10% to 30% of the equity interests in those companies, with aggregate initial consideration of $3.1 million. These investments were accounted under the equity method, since Changyou can exercise significant influence over the companies through rights to appoint one director to the board of each of the investee companies but does not own a majority of the equity interests in or control the companies. As of December 31, 2014, the carrying amount of these equity method investments was $2.9 million, reflecting the Company’s proportionate share of these companies’ equity, and the Company recognized $0.2 million in the consolidated statements of comprehensive income, reflecting the Company’s proportionate share of these companies’ net losses after the initial investments in 2014.

Investment in debt securities

Investment in debt securities represents the convertible bonds of a foreign game developer that the Group purchased on July 10, 2014. The cost of the investment was approximately $1.95 million.

13. GOODWILL

The changes in the carrying value of goodwill were as follows:

	Online Game (in thousands)	Platform Channel (in thousands)	Others (in thousands)	Total (in thousands)
Balance as of December 31, 2013
Goodwill	$120,294	$59,958	$5,201	$185,453
Accumulated impairment losses	—	—	(5,201)	(5,201)

	$120,294	$59,958	$—	$180,252

Transactions in 2014
Acquisitions	$—	$113,039	$—	$113,039
Foreign exchange	(398)	(95)	—	(493)
Impairment losses	—	(33,801)	—	(33,801)
Balance as of December 31, 2014
Goodwill	$119,896	$172,902	$5,201	$297,999
Accumulated impairment losses	—	(33,801)	(5,201)	(39,002)

	$119,896	$139,101	$—	$258,997

In 2014, there were two reporting units with goodwill under the Online Game segment, consisting of the Changyou online game business and the 7Road online game business. There were three reporting units with goodwill under the Platform Channel segment, consisting of the 17173.com Website, RaidCall and MoboTap. The only reporting unit under the Others segment, and therefore the only reporting unit with goodwill, was the cinema advertising business. The Group tested goodwill for impairment at the reporting unit level as of October 1, 2014.

For impairment tests performed for the reporting units, the Group first qualitatively assessed whether it was more likely than not that their fair values were less than their carrying amounts. In performing the assessment, the Group took into consideration all of the events and circumstances listed in ASC 350, in addition to other entity-specific factors. For those reporting units where it was determined that it was more likely than not that their fair values were less than the units’ carrying amounts, the Group performed the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units were higher than their fair values, the Group performed the second step of the two-step quantitative goodwill impairment test. The Group assigned the fair value of a reporting unit to all of the assets and liabilities of that unit to determine the implied fair value of goodwill. For the two-step goodwill impairment test, the Group estimated the fair values with the income approach, and considered factors that included expected future cash flows, growth rates and discount rates.

In 2014, as Changyou’s management concluded that RaidCall was unable to provide expected synergies with Changyou’s online games business, Changyou performed a two-step goodwill impairment test for the goodwill generated in the acquisition of RaidCall. For the two-step goodwill impairment test, Changyou estimated the fair values with the income approach, and considered factors that included expected future cash flows, growth rates and discount rates. As a result of this analysis, Changyou recorded $33.8 million in goodwill impairment losses. The goodwill impairment losses are included in the Group’s statements of comprehensive income as “goodwill impairment and impairment of intangibles as part of acquisition of a business.” The fair values of the other reporting units exceeded their carrying values, indicating that the goodwill of those reporting units was not impaired.

14. OTHER ASSETS, NET

	As of December 31, (in thousands)
	2013	2014
Deferred tax assets, net	$958	$18,704
Employee advance	4,796	6,093
Accrued interest income	1,132	2,273
Others	915	2,020
Prepayment for Sohu services	259	—

Total	$8,060	$29,090

15. FAIR VALUE MEASUREMENT

Fair Value of Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and 2014:

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$110,698	$—	$110,698	$—
Restricted time deposits	417,442	—	417,442	—
Short-term investments	191,577	—	191,577	—
Investment in debt securities	1,965	—	1,965	—

Total	$721,682	$—	$721,682	$—

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$10,388	$—	$10,388	$—
Restricted time deposits	424,674	—	424,674	—
Short-term investments	2,827	—	2,827	—

Total	$437,889	$—	$437,889	$—

Cash equivalents

The Company’s cash equivalents mainly consist of time deposits and money market funds with original maturities of three months or less. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Company classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical cash equivalents at the reporting date. In order to determine the fair value, the Company must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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

As of December 31, 2013 and 2014, the Company’s investments in financial instruments were approximately $2.8 million and $191.6 million, respectively. The financial instruments are issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets. Since the maturity dates of these financial instruments are within one year, the investments are classified as short-term investments. For the years ended December 31, 2012, 2013 and 2014, the Company recorded changes in the fair value of short-term investments in the consolidated statements of comprehensive income of $1.5 million, $2.5 million and $3.1 million, respectively.

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. For the years ended December 31, 2012, 2013 and 2014, the Company recorded changes in the fair value of investment in debt securities in the consolidated statements of comprehensive income of $nil, $nil and $18,000, respectively.

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

Long-term prepayment and other non-current assets and long-term payables

Long-term prepayment and other non-current assets are financial assets, and long-term accounts payable are financial liabilities, with carrying values that approximate fair value because the change in fair value, after considering the discount rate, is immaterial. The rates of interest under the Company’s loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of long-term bank loans. The Company estimated fair values of long-term prepayment in non-current assets and long-term account payable using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Assets Measured at Fair Value on a Nonrecurring Basis

The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2014 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$68,276	$—	$—	$68,276	20,168
Goodwill	258,997	—	—	258,997	33,801

	$327,273	$—	$—	$327,273	53,969

		Fair value measurements at reporting date using
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$73,395	$—	$—	$73,395	3,624
Goodwill	180,252	—	—	180,252	—

	$253,647	$—	$—	$253,647	3,624

Intangible Assets

Intangible assets mainly comprise operating rights for licensed games, computer software, developed technologies, trademarks and domain names and cinema advertising slot rights. See Note 11 — Intangible Assets, Net.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. See Note 13 — Goodwill.

16. RECEIPTS IN ADVANCE AND DEFERRED REVENUE

	As of December 31, (in thousands)
	2013	2014
Receipts in advance	$13,142	$18,198
Deferred revenue	30,700	20,980

Total	$43,842	$39,178

17. OTHER ACCRUED LIABILITIES

	As of December 31, (in thousands)
	2013	2014
Advance from government grants	$3,479	$4,613
Customer deposits	3,807	4,315
Consideration payable for business acquisitions	2,820	—
Others	4,766	5,965

Total	$14,872	$14,893

18. SHARE-BASED COMPENSATION

Share-Based Awards Granted Before Initial Public Offering

Share-based compensation allocated from Sohu’s 2000 Stock Incentive Plan

The 2000 Stock Incentive Plan of the Company’s ultimate parent company, Sohu.com, provided for the issuance of stock options and restricted stock units to purchase up to 9,500,000 shares of common stock to qualified employees. The maximum term of any issued stock right was ten years from the grant date. The Sohu 2000 Stock Incentive Plan expired on January 24, 2010.

i)	Summary of share option activity

A summary of option activity as of December 31, 2014, and changes during the year then ended, relating to options granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan prior to Changyou’s initial public offering is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2014	6	17.66	1.41	355
Exercised	(3)	17.57

Outstanding at December 31, 2014	3	17.74	0.48	115

Vested at December 31, 2014	3	17.74	0.48	115

Exercisable at December 31, 2014	3	17.74	0.48	115

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the closing price on December 31, 2014 of shares of Sohu.com Inc. common stock on NASDAQ of $53.18. The total intrinsic value of share options exercised during the year ended December 31, 2014 was $128,897.

No options have been granted under Sohu’s 2000 Stock Incentive Plan since 2006. For the years ended December 31, 2012, 2013 and 2014, no share-based compensation expense was recognized for share options under Sohu’s 2000 Stock Incentive Plan because the requisite service periods for share options had ended by the end of 2009.

ii)	Summary of restricted share unit activity

A summary of restricted stock unit activity as of December 31, 2014, and changes during the year then ended, relating to restricted stock units granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted- Average Grant- Date Fair Value
Unvested at January 1, 2014	3	$61.27
Vested	(3)	61.27
Forfeited	—

Unvested at December 31, 2014	—

Expected to vest thereafter	—

As of December 31, 2014, there was $nil of unrecognized compensation expenses related to unvested restricted stock units, net of estimated forfeitures, granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan prior to Changyou’s initial public offering. The total fair values of restricted stock units granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan prior to Changyou’s initial public offering and expensed during the years ended December 31, 2012, 2013 and 2014 were $303,000, $76,000 and $26,926, respectively.

The total fair values on their respective vesting dates during the years ended December 31, 2012, 2013 and 2014 of vested restricted stock units granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan prior to Changyou’s initial public offering and were $410,000, $182,000 and $252,731, respectively.

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

Prior to completion of the Company’s initial public offering, the Company granted under the Changyou 2008 Share Incentive Plan 15,000,000 Class B ordinary shares to Tao Wang, through Prominence Investments Ltd. (“Prominence”) and 3,196,000 Class A and/or Class B restricted share units (settleable by issuance of Class A ordinary shares or Class B ordinary shares, respectively) to certain of its executive officers and to certain of its employees and certain Sohu employees. Prominence is an entity that may deemed under applicable rules of the Securities and Exchange Commission (“SEC”) to be beneficially owned by Tao Wang.

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation expense recognized for restricted shares granted to Tao Wang and restricted share units granted to senior management and certain key employees under the Changyou 2008 Share Incentive Plan prior to the completion of Changyou’s initial public offering was $0.3 million, negative $0.3 million and $nil, respectively. The negative $0.3 million represents Changyou’s true-up of the share-based compensation expense for restricted share units forfeited in 2013. For Changyou restricted shares granted to Tao Wang and restricted share units granted to senior management and certain key employees before Changyou’s initial public offering, there was no unrecognized share-based compensation expense for these grants as of December 31, 2014, as they were fully vested as of December 31, 2013.

The total fair values of restricted share units vested on their respective vesting dates during the years ended December 31, 2012, 2013 and 2014 were $36.1 million, $1.1 million and $nil, respectively.

Share-Based Awards Granted After Initial Public Offering

Changyou 2008 Share Incentive Plan

As of December 31, 2014, since the completion of the Company’s initial public offering the Company had granted an aggregate of 1,807,552 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than the former CEO Tao Wang and certain non-executive employees. These Class A restricted share units are subject to vesting over a four-year period commencing on their grant dates. The fair values as of grant dates of restricted share units were determined based on the Company’s share price on the grant dates.

A summary of activity for these restricted share units as of and for the year ended December 31, 2014 with respect to grants made under the Changyou 2008 Share Incentive Plan after the completion of the Company’s initial public offering is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2014	218	$14.46
Granted	180	13.71
Vested	(93)	14.62
Forfeited	(85)	13.63

Unvested at December 31, 2014	220	14.09

Expected to vest thereafter	213	14.10

Share-based compensation expense recognized for the years ended December 31, 2012, 2013 and 2014 for restricted share units granted under the Changyou 2008 Share Incentive Plan after the completion of the Company’s initial public offering was $3.0 million, $1.5 million and $1.3 million, respectively. As of December 31, 2014, there was $1.5 million of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 1.11 years.

The total fair values of restricted stock units granted under the Changyou 2008 Share Incentive Plan after the completion of the Company’s initial public offering vested on their respective vesting dates during the years ended December 31, 2012, 2013 and 2014 were $4.7 million, $5.5 million and $1.1 million, respectively.

Changyou 2014 Share Incentive Plan

On June 27, 2014 the Company adopted and reserved for issuance 2,000,000 of Class A ordinary shares under a new share incentive plan (the “2014 Share Incentive Plan”). On November 2, 2014, the Company increased to 6,000,000 the number of Class A ordinary shares reserved under the 2014 Share Incentive Plan.

Through December 31, 2014, the Company had granted under the 2014 Share Incentive Plan an aggregate of 2,416,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees. These Class A restricted share units are subject to vesting over a four-year period commencing on the grant dates. The fair values as of the grant dates of the restricted share units were determined based on the Company’s share price on the grant dates. On February 16, 2015, Changyou’s Board of Directors approved the conversion of 2,400,000 Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01.

A summary of restricted share unit activity with respect to grants under the Changyou 2014 Share Incentive Plan as of and for the year ended December 31, 2014 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2014	—	$—
Granted	2,416	12.64

Unvested at December 31, 2014	2,416	12.64

Expected to vest thereafter	2,416	12.64

Share-based compensation expense recognized for restricted share units for the year ended December 31, 2014 under the 2014 Share Incentive Plan was $2.6 million. As of December 31, 2014, there was $27.9 million of unrecognized compensation expense related to unvested restricted share units that were granted under the 2014 Share Incentive Plan. The expense is expected to be recognized over a weighted average period of 1.33 years.

The total fair values of restricted share units vested on their respective vesting dates during the year ended December 31, 2014 was $nil.

7Road 2012 Share Incentive Plan

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

On May 1, 2013, Changyou entered into an agreement to acquire all of the outstanding ordinary shares of 7Road held by non-controlling shareholders. The acquisition closed on June 5, 2013.

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

As the original awards of restricted share units made under the 7Road 2012 Share Incentive Plan included as a vesting condition the completion of an initial public offering, which is not considered probable until it occurs, no share-based compensation expense was recognized for the fair value of the original awards. Incremental compensation expense, which is not classified as share-based compensation expense, is equal to the fair values of the two new compensation schemes included in the exchange program as of the date of the modification resulting from the exchange program.

For Scheme I, compensation expense of $4.1 million was recognized as of December 31, 2014 with respect to the modification, and $0.4 million will be recognized in the consolidated statements of comprehensive income ratably over the remaining vesting period of the awards. For Scheme II, the incremental compensation expense varies depending on 7Road’s financial performance.

MoboTap Equity Incentives

Compensation expense of $138,000 was recognized for the year ended December 31, 2014 with respect to share awards in MoboTap granted to employees of MoboTap. As of December 31, 2014, there was $274,000 of unrecognized compensation expense related to MoboTap share awards.

19. MEZZANINE EQUITY

On May 11, 2011, the Company, through Gamease, acquired 68.258% of the equity interests of 7Road and began to consolidate 7Road’s financial statements on June 1, 2011.

Mezzanine Equity consists of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in 7Road to the Company at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering. The put option will expire in 2014. Since the occurrence of the sale is not solely within the control of the Company, the Company classifies the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

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

As a result of the acquisition of shares from non-controlling shareholders of 7Road in 2013, there were no accretion charges for the year ended December 31, 2014, compared to $17.8 million for the year ended December 31, 2013, which was recorded as net income attributable to the mezzanine classified non-controlling interest shareholders in the statements of comprehensive income.

20. TAXATION

a. Transition from PRC Business Tax to PRC Value Added Tax

Effective September 1, 2012, a pilot program (the “Pilot Program”) for transition from the imposition of PRC business tax (“Business Tax”) to the imposition of value-added tax (“VAT”) for revenues from certain industries was expanded from Shanghai to eight other cities and provinces in China, including Beijing and Tianjin. Commencing August 1, 2013 the Pilot Program was expanded to cover all regions in the PRC. Online advertising revenues and cinema advertising revenues as well as certain online game revenues were subject to the Pilot Program.

b. Business Tax and related Surcharges

Prior to the Pilot Program, the Group was subject to a 5% PRC business tax and 0.6% in related surcharges on revenues from the online game business, the operation of 17173.com Website and the cinema advertising business in the PRC. PRC business tax and the related surcharges are recognized when the revenue is earned.

After the Pilot Program, the Company’s operation of MMOGs and self-developed mobile games remain subject to business tax and related surcharges. The Group adopted the net presentation method for its MMOG revenues. Under the net presentation method, revenues are net of business tax (at a rate of 5%).

c. VAT

VAT was imposed on the Company’s revenues from Web games developed in house at a rate of 17%, with a 14% immediate tax refund, resulting in a net rate of 3% plus a related surcharge of 2% on such revenues.

In the end of 2013, the State Administration of Taxation issued circular Caishui [2013] No.106, which stipulates that revenues from the operation of licensed on-line games is subject to VAT at the rate of 6%. Based on preliminary communications with the local tax authority, the Company determined that revenues derived from licensed mobile games were subject to VAT. On this basis, Gamease paid VAT on its revenues derived from licensed mobile games at the rate of 6% beginning in December 2014.

After the Pilot Program, the Group’s online advertising and cinema advertising revenues are subject to VAT at a rate of 6%. There is a culture construction fee surcharge of 3% on revenues from the online advertising and cinema advertising businesses.

The Group adopted the net presentation method for its online advertising revenues and cinema advertising revenues and adopted the gross presentation method for revenues from in-house-developed Web games which are deemed to be derived from the sale of software. Under the net presentation method, revenues are net of VAT (at a rate of 6%).

d. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2012, 2013 and 2014.

China

The Company’s subsidiaries and VIEs in China are governed by the Corporate Income Tax Law (“CIT Law”). Pursuant to the CIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%, certain High and New Technology Enterprises are entitled to a favorable statutory tax rate of 15%, and Software Enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

Principal Entities Qualified as High and New Technology Enterprises (“HNTEs”)

As of December 31, 2014, AmazGame, Gamease and Shenzhen 7Road were qualified as HNTEs and were entitled to an income tax rate of 15%, except that AmazGame was entitled to an income tax rate of 10% because it was also qualified as a Key National Software Enterprise and was in an initial preferential period.

These three entities re-applied for HNTE qualification in the third quarter of 2014 and received approval in 2014. Accordingly they are entitled to continue to enjoy beneficial tax rate for HNTEs from 2014 to 2016, and will need to re-apply for HNTE qualification in 2017.

Entities Qualified as Software Enterprises

•	AmazGame qualified as a “Key National Software Enterprise” and has enjoyed a preferential income tax rate of 10% since 2013, and will need to re-apply for Key National Software Enterprise qualification in 2015.

•	In 2014, Gamespace, was in its first year of a three–year period of qualification as a Software Enterprise, during which it is entitled to a 50% reduction to a rate of 12.5%.

•	ICE Information Technology (Shanghai) Co., Ltd (“ICE Information”). ICE Information was not subject to income tax, as it incurred losses.

•	Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”). Shanghai ICE was in the third of the three years in which it was entitled to a 50% reduction to a rate of 12.5% as a Software Enterprise.

•	In 2014, 7Road Technology was in its second year of exemption from income tax as a Software Enterprise.

The license fees and royalty payments received from licensees in various jurisdictions outside of the PRC are subject to foreign withholding taxes. The Group recognizes such foreign withholding taxes as income tax expense when the related license fee and royalty revenue is recognized.

PRC Withholding Tax on Dividends

Under the CIT Law and its implementation rules, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “China-HK Tax Arrangement”) if such holding companies is considered a non-PRC resident enterprises and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend may remain subject to withholding tax rate of 10%.

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of the Company’s Hong Kong subsidiaries is, in the light of Circular 601, to be considered a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of the Company’s PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the statutory withholding tax rate of 10%. In order to fund the distribution of a dividend to the Company’s shareholders, the Company’s management determined to cause one of the Group’s PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK. The Company does not intend to cause any of its PRC subsidiaries to distribute any profits of such subsidiaries with respect to years prior to 2012 to their direct overseas parent companies, but rather intends that such profits will be retained by such subsidiaries for their PRC operations. The Company’s management believes that under the corporate income tax law and relevant rules, such dividend out of earnings generated after January 1, 2012 is subject to a 5% withholding tax. Therefore, withholding tax associated with this distribution plan was accrued and recorded as deferred tax liabilities in the amount of $ 22.4 million as of December 31, 2014.

For the years ended December 31, 2012, 2013 and 2014, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31, (in thousands)
	2012	2013	2014
Loss from foreign entities	$(17,283)	$(35,175)	$(48,460)
Income from PRC entities	378,284	357,980	29,794

Income (loss) before income tax expenses	$361,001	$322,805	$(18,666)
Current income tax expense	$55,995	$28,909	$21,930
Deferred tax	9,718	5,382	(20,965)

Income tax expenses applicable to PRC entities	$65,713	$34,291	$965
Foreign withholding tax expense	1,692	2,092	1,528

Income tax expense	$67,405	$36,383	$2,493

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2012	2013	2014
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	(10.9)%	(19.5)%	115.8%
Tax differential from statutory rate applicable to overseas subsidiaries	0.5%	1.2%	(37.9)%
Effect of withholding taxes	3.7%	2.7%	(26.7)%
Changes in valuation allowance	2.6%	2.4%	(69.5)%
Other permanent book-tax differences	(2.2)%	(0.5)%	(20.1)%

Effective CIT rate	18.7%	11.3%	(13.4)%

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2012	2013	2014
Tax holiday effect	$39,451	$62,893	$21,619
Basic earnings per share	$0.37	$0.59	$0.20

e. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets consist of the following:

	As of December 31, (in thousands)
	2013	2014
Deferred tax assets
Net operating loss from operations	$33,830	$61,450
Intangible assets	2,775	2,261
Accrued salary and benefits	5,366	7,871
Others	2,194	3,471

Total deferred tax assets	44,165	75,053
Less: Valuation allowance	(38,464)	(51,431)

Net deferred tax assets	$5,701	$23,622

Deferred tax liability
Related to acquired intangible assets	$8,301	$1,805
Withholding tax related to distribution of dividend	18,814	22,356
VAT refund	4,033	3,943

Net deferred tax liabilities	$31,148	$28,104

As of December 31, 2013 and 2014, the Group has made a valuation allowance against its deferred tax assets to the extent such deferred tax assets are not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including the Group’s limited operating history and uncertainty as to the success of the Group’s businesses due to intense competition in the industries in which the Group operates its businesses.

21. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2012, 2013 and 2014, the Group contributed approximately a total of $20.5 million, $30.1 million and $47.0 million, respectively, to these funds.

22. ADVERTISING EXPENSES

Included in sales and marketing expense, advertising expenses generally represent the expenses of promotions to create or stimulate a positive image of the Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. Advertising expenses recognized in the consolidated statements of comprehensive income were $42.3 million, $101.6 million and $188.6 million, respectively, for the years ended December 31, 2012, 2013 and 2014. Advertising expenses charged from Sohu were $14.0 million, $13.4 million and $10.4 million, respectively, for the years ended December 31, 2012, 2013 and 2014.

23. STATUTORY RESERVES

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

Pursuant to PRC law, some of the Company’s China-based subsidiaries, which are called domestically funded enterprises, as well as the Company’s VIEs, have to make appropriations from their after-tax-profit under PRC GAAP to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as a statutory surplus fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by the Board of Directors of each entity.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.

For the years ended December 31, 2012, 2013 and 2014, profit appropriation to the statutory surplus fund was approximately $nil, $16,000 and $nil, respectively, and there was no profit appropriation to the general reserve fund for any of those years as the accumulated general reserve fund has met the statutory requirement.

24. EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2012	2013	2014
Numerator:
Net income (loss) attributable to Changyou.com Limited	$282,400	$268,642	$(3,381)
Numerator for basic earnings (losses) per share	282,400	268,642	(3,381)
Numerator for diluted earnings (losses) per share	282,400	268,642	(3,381)
Denominator:
Weighted average number of ordinary shares outstanding — basic	105,656	106,252	105,722
Incremental shares from convertible bonds	—	—	—
Incremental shares from treasury share method—restricted share units	1,136	424	—

Weighted average number of ordinary shares outstanding — diluted	106,792	106,676	105,722

Basic net income (loss) per share	$2.67	$2.53	$(0.03)
Diluted net income (loss) per share	$2.64	$2.52	$(0.03)

As of December 31, 2014, a total of 120 outstanding non-vested restricted shares were excluded from the computation of dilutive loss per share for the years ended December 31, 2014 because of their anti-dilutive effect. There were no potential ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share for any of the years ended December 31, 2012 and 2013. The dilutive effects of restricted shares are calculated using the treasury stock method.

25. SEGMENT INFORMATION

The Group currently has two reportable segments consisting of the Online Game segment and the Platform Channel segment. The Company determined that as of December 31, 2013 the business segments that constituted its then primary reportable segments were the Online Game segment, which consisted of MMOGs and Web games, and the 17173 Business segment, which consisted of the online advertising business and the IVAS business.

In 2014, the Company expanded its online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, the Group developed and acquired several software applications for PCs and mobile devices intended to strengthen the Group’s competitiveness in the Internet sector. In 2014, the Group launched the wan.com Website, which provides to game players a collection of Web games of third-party developers. The CODMs determined that the software applications for PCs and mobile services and the wan.com Website should be reviewed together as one operating segment identified as the software segment. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173.com segment under the Platform Channel segment. Cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in “Others.”

Beginning in 2014, the Company stopped preparing discrete asset and liability information for individual operating segments, since the CODMs do not use balance sheet information for purposes of allocating resources to or evaluating the performance of the operating segments. Moreover, the CODMs began to review separate financial information of the software segment, which was reported within the Platform Channel segment in 2014. Promotion expenses for software in the amount of $42.5 million, which were recognized under the Online Game segment in 2013, were reclassified into the Platform Channel segment to conform to the 2014 presentation.

Year Ended December 31, 2014

(in thousands)

	Online Game	Platform Channel	Others	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	647,719	4,289	—	—	652,008
Online advertising	—	67,403	—	(8,440)	58,963
IVAS	—	22,357	—	—	22,357
Others	—	—	44,683	(22,745)	21,938

Total revenues	647,719	94,049	44,683	(31,185)	755,266
Cost of revenues:
Online game	138,483	3,084	—	925	142,492
Online advertising	—	15,412	—	(667)	14,745
IVAS	—	22,983	—	—	22,983
Others	—	—	21,490	—	21,490
SBC (2) in cost of revenues	57	95	—	—	152

Total cost of revenues	138,540	41,574	21,490	258	201,862

Gross profit	509,179	52,475	23,193	(31,443)	553,404
Operating expenses:
Product development	148,310	44,734	—	—	193,044
Sales and marketing	77,526	191,072	4,047	(31,443)	241,202
General and administrative	80,836	21,574	2,253	—	104,663
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	3,225	49,057	—	—	52,282
SBC (2) in operating expenses	3,879	83	—	—	3,962

Total operating expenses	313,776	306,520	6,300	(31,443)	595,153

Operating profit (loss)	195,403	(254,045)	16,893	—	(41,749)
Interest income	25,939	135	17	—	26,091
Foreign currency exchange loss	(458)	(210)	—	—	(668)
Interest expense	(6,452)	—	—	—	(6,452)
Other income (expense)	5,494	(1,591)	209	—	4,112

Income (loss) before income tax expense	219,926	(255,711)	17,119	—	(18,666)
Income tax expense (credit)	4,171	(3,992)	2,314	—	2,493

Net income (loss)	215,755	(251,719)	14,805	—	(21,159)
Less: Net income attributable to the mezzanine classified non-controlling interest	—	—	—	—	—
Less: Net loss attributable to the non-controlling interest	—	(17,778)	—	—	(17,778)

Net income (loss) attributable to Changyou.com Limited	215,755	(233,941)	14,805	—	(3,381)

Year Ended December 31, 2013

(in thousands)

	Online Game	Platform Channel	Others	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	669,168	—	—	—	669,168
Online advertising	—	54,882	—	(4,884)	49,998
IVAS	—	5,402	—	—	5,402
Others	—	—	25,031	(11,724)	13,307

Total revenues	669,168	60,284	25,031	(16,608)	737,875
Cost of revenues:
Online game	93,048	—	—	187	93,235
Online advertising	—	13,797	—	—	13,797
IVAS	—	1,860	—	(74)	1,786
Others	—	—	17,518	—	17,518
SBC (2) in cost of revenues	71	30	—	—	101

Total cost of revenues	93,119	15,687	17,518	113	126,437

Gross profit (loss)	576,049	44,597	7,513	(16,721)	611,438
Operating expenses:
Product development	109,964	9,470	—	—	119,434
Sales and marketing	79,922	57,252	7,143	(15,561)	128,756
General and administrative	52,622	3,375	570	—	56,567
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	—	—	—	—	—
SBC (2) in operating expenses	1,129	44	—	—	1,173

Total operating expenses	243,637	70,141	7,713	(15,561)	305,930

Operating profit (loss)	332,412	(25,544)	(200)	(1,160)	305,508
Interest income	28,419	23	13	—	28,455
Foreign currency exchange loss	(5,935)	—	(1)	—	(5,936)
Interest expense	(8,835)	—	—	—	(8,835)
Other income (expense)	3,669	(169)	113	—	3,613

Income (loss) before income tax expense	349,730	(25,690)	(75)	(1,160)	322,805
Income tax expense (credit)	35,988	(15)	410	—	36,383

Net income (loss)	313,742	(25,675)	(485)	(1,160)	286,422
Less: Net income attributable to the mezzanine classified non-controlling interest	17,780	—	—	—	17,780

Net income (loss) attributable to Changyou.com Limited	295,962	(25,675)	(485)	(1,160)	268,642

Year Ended December 31, 2012

(in thousands)

	Online Game	Platform Channel	Others	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	570,533	—	—	(187)	570,346
Online advertising	—	45,727	—	(3,202)	42,525
IVAS	—	4,307	—	—	4,307
Others	—	—	6,251	—	6,251

Total revenues	570,533	50,034	6,251	(3,389)	623,429
Cost of revenues:
Online game	76,193	—	—	—	76,193
Online advertising	—	6,468	—	—	6,468
IVAS	—	1,696	—	(187)	1,509
Others	—	—	20,046	—	20,046
SBC (2) in cost of revenues	239	67	—	—	306

Total cost of revenues	76,432	8,231	20,046	(187)	104,522

Gross profit (loss)	494,101	41,803	(13,795)	(3,202)	518,907
Operating expenses:
Product development	70,386	1,378	137	—	71,901
Sales and marketing	51,584	6,629	5,302	(3,202)	60,313
General and administrative	30,013	995	1,323	—	32,331
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	1,670	—	1,236	—	2,906
SBC (2) in operating expenses	3,258	105	—	—	3,363

Total operating expenses	156,911	9,107	7,998	(3,202)	170,814

Operating profit (loss)	337,190	32,696	(21,793)	—	348,093
Interest income	15,855	11	16	—	15,882
Foreign currency exchange loss	(558)	—	—	—	(558)
Interest expense	(2,243)	—	—	—	(2,243)
Other expense	(51)	—	(122)	—	(173)

Income (loss) before income tax expense	350,193	32,707	(21,899)	—	361,001
Income tax expense (credit)	67,748	—	(343)	—	67,405

Net income (loss)	282,445	32,707	(21,556)	—	293,596
Less: Net income attributable to the mezzanine classified non-controlling interest	11,196	—	—	—	11,196

Net income (loss) attributable to Changyou.com Limited	271,249	32,707	(21,556)	—	282,400

Note (1):	The intercompany elimination for segment revenues mainly consists of sales and marketing services provided by the Platform Channel Business and the Others business to the Online Game Business.
Note (2):	“SBC” stands for share-based compensation expense.

26. TREASURY SHARES

On July 27, 2013, the Company’s board of directors approved a share repurchase program, pursuant to which the Company may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to $100 million of the Company’s outstanding ADSs over a two-year period from July 27, 2013 to July 26, 2015. As of December 31, 2014, the Company had repurchased under the Share Repurchase Program an aggregate of 754,800 ADSs, representing 1,509,600 Class A ordinary shares, at an average price of $27.6 per ADS, or $13.8 per Class A ordinary share, for aggregate consideration of $20.8 million. These shares were recorded at their historical purchase cost of $20.8 million and were not canceled.

27. RELATED PARTY TRANSACTIONS

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

On November 29, 2011, the Group and Sohu separately entered into a services agreement and an online links and advertising agreement (together, the “Services and Advertising Agreements”), pursuant to which Sohu provide links and advertising space and technical support to the Group, including the provision and maintenance of user log-in, information management and virtual currency payment systems of the 17173.com Website. The Services and Advertising Agreements provide for a term of twenty-five years for the virtual currency payment system services, and an initial term of three years for all the other relevant services and links and advertising space, and involve aggregate fees to Sohu of approximately $30 million. Under the Services and Advertising Agreements, the Group may renew certain rights for a subsequent term of twenty-two years, and may obtain a perpetual software license in respect of the information management system and the user log-in system following the expiration of the three-year term, subject to the Group’s payment to Sohu of additional fees of up to approximately $5 million in the aggregate. During the years ended December 31, 2012, 2013 and 2014, significant related party transactions were as follows:

	For the year ended December 31, (in thousands)
Transactions with Sohu	2012	2013	2014
Services provided by Sohu
Sales and marketing services provided by Sohu	$14,026	$13,390	$10,401
Corporate expenses	27	12	15
Other service provided by Sohu	50	373	690

	For the year ended December 31, (in thousands)
Transactions with Jin Dian	2012	2013	2014
Advertising slots provided by Shi Dai Jin Dian Cinema Investing Co., Ltd, or Jin Dian	$1,552	$1,310	$—

As of December 31, 2013 and 2014, the amounts due to related parties were as follows:

	As of December 31, (in thousands)
	2013	2014
Due to Zhou You (royalty fees payable to Zhou You)	$332	$331

As of December 31, 2013 and 2014, amounts due from and prepayment to related parties were as follows:

	As of December 31, (in thousands)
	2013	2014
Due from Sohu (mainly arising from customer advances collected by Sohu on behalf of the Group)	$393	$324
Short-term and long-term prepayments to Sohu under services and advertising agreements	10,363	—

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts charged to third parties. These balances are interest free and settleable on demand.

28. COMMITMENTS AND CONTINGENCIES

The Group has future rental commitments related to its bandwidth leasing charges, office rental, fees for operating rights of licensed games in development, interest payment and certain other services as follows:

	Bandwidth leasing (in thousands)	Office rental (in thousands)	Fees for operating rights of licensed games in development (in thousands)	Interest payment commitment	Others (in thousands)
2015	$5,941	$8,362	$5,554	$6,845	$577
2016	424	6,857	150	6,484	245
2017 and thereafter	—	7,047	—	3,614	25

Total minimum payments required	$6,365	$22,266	$5,704	16,943	$847

Rental expenses, including bandwidth leasing charges and office rental, were approximately $23.1 million, $30.2 million, and $48.4 million, respectively, for the years ended December 31, 2012, 2013 and 2014 and were charged to the statement of comprehensive income as incurred.

Amounts outstanding under the short-term bank loans and long-term bank loans as of December 31, 2014 were $370 million, all of which carried a floating rate of interest based on the London Inter-Bank Offered Rate (“LIBOR”). These bank loans were secured by an equivalent or greater amount of RMB deposits by Changyou in the onshore branches of such banks. The Company is required to repay principal of the loans in the amount of $25.5 million in 2015, $25.5 million in 2016 and $319 million in 2017. The Company estimated the interest it expected to pay based on LIBOR as of December 31, 2014, which would be $6.8 million in 2015, $6.5 million in 2016 and $3.6 million in 2017.

The Group estimated the future capital commitments related to expenditures for rights to titles and characters for games in development, operating rights of licensed games with technological feasibility and cinema advertising slot rights to be as follows:

	Expenditures for rights to titles and characters for games in development (in thousands)	Expenditures for operating rights of licensed games with technological feasibility (in thousands)	Cinema advertising slot rights (in thousands)
2015	$1,101	$7,484	$16,206
2016	1,859	9,401	12,566
2017 and thereafter	—	16,850	13,847

Total minimum payments required	$2,960	$33,735	$42,619

The Group did not have any other significant capital and other commitments or guarantees as of December 31, 2014.

The Group did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2014.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the business, financial condition or results of operations.

The Group has not recorded any legal contingencies as of December 31, 2014.

29. RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities such as AmazGame, Gamease, Gamespace, Guanyou Gamespace, 7Road Technology, Shenzhen 7Road and Yan Fan Jing He only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 23) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders.

30. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events or transactions needing recognition or disclosure found.

31. ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

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

As of December 31, 2013 and 2014, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2013	2014
	US$	US$
Assets
Cash and cash equivalents	17,579	24,429
Prepaid and other current assets	20	2

Total current assets	17,599	24,431
Interests in subsidiaries and variable interest entities	1,232,687	1,236,882

Total assets	1,250,286	1,261,313

Liabilities and shareholders’ equity
Short-term bank loans	353,331	25,500
Accrued liabilities	617	925

Total current liabilities	353,948	26,425
Long-term bank loans	—	344,500

Total liabilities	353,948	370,925

Shareholders’ equity
Class A ordinary shares par value $0.01, 200,000 authorized; 23,184 and 22,977 issued and outstanding as of December 31, 2013 and 2014, respectively	244	245
Class B ordinary shares par value $0.01, 97,740 authorized; 84,290 and 82,490 issued and outstanding as of December 31, 2013 and 2014, respectively	825	825
Additional paid-in capital	92,066	96,004
Treasury shares (1,181 and 1,510 shares, respectively as of December 31, 2013 and 2014)	(17,240)	(20,817)
Statutory reserves	9,367	9,367
Retained earnings	739,343	735,962
Accumulated other comprehensive income	71,733	68,802

Total shareholders’ equity	896,338	890,388

Total liabilities and shareholders’ equity	1,250,286	1,261,313

Financial information of Changyou.com Limited

Condensed Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,
	2012	2013	2014
	US$	US$	US$
Operating expenses:
General and administrative	3,195	3,552	5,329

Total operating expenses	3,195	3,552	5,329

Operating loss	(3,195)	(3,552)	(5,329)
Share of profit of subsidiaries and variable interest entities	287,251	283,436	7,390
Interest expense, net	(1,656)	(11,242)	(5,442)

Income (Loss) before income tax expense	282,400	268,642	(3,381)

Net income (loss)	282,400	268,642	(3,381)
Other comprehensive income (loss)	3,385	33,600	(2,931)

Comprehensive income (loss)	285,785	302,242	(6,312)

Condensed Statement of Cash Flows

(In thousands)

	For the year ended December 31,
	2012	2013	2014
	US$	US$	US$
Net cash used in operating activities	(4,893)	(14,668)	(10,483)
Cash flows from investing activities:
Cash paid (Proceeds) relating to loans to subsidiaries	(5,574)	(102,165)	4,241

Net cash used in investing activities	(5,574)	(102,165)	4,241
Cash flows from financing activities:
Proceeds of loans from offshore banks	212,353	140,978	370,000
Repayment of loans from offshore banks	—	—	(353,331)
Dividend distributed to shareholders	(200,875)	—	—
Payment for repurchase of shares	—	(17,240)	(3,577)

Net cash provided by financing activities	11,478	123,738	13,092

Net increase in cash and cash equivalents	1,011	6,905	6,850

Cash and cash equivalents at beginning of year	9,663	10,674	17,579

Cash and cash equivalents at end of year	10,674	17,579	24,429