Form 20-F
period 2015-12-31
Changyou.com Ltd
filed 2016-02-26
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Telephone: (86 10) 6192 0800

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 34,089,420 Class A ordinary shares, par value $0.01 per share, and 70,250,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2015.

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

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company”, “Changyou” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entities.

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the Nasdaq Global Select Market under the symbol “SOHU”;

•	“Sohu” or “Sohu Group” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entities;

•	“PC games” refers to interactive online games that may be accessed and played simultaneously by hundreds of thousands of game players through personal computers with local game client-end access software installation requirements. In previous annual reports, we have sometimes used the terms “MMOGs” and “MMORPGs” when referring to these client-end installed games played through personal computers;

•	“MMOGs” refers to massively multiplayer online games, which may be played through personal computers or on mobile devices;

•	“MMORPGs” refers to massively multiplayer online role-playing games. MMORPGs are a subset of MMOGs;

•	“Web games” are online games that are played through a Web browser with no local game software installation requirements;

•	“Mobile games” are online games that are played on mobile devices and require an Internet connection.

•	“Tian Long Ba Bu” refers to the popular novel of that name by the famous Chinese writer Louis Cha, from whom we have obtained an exclusive license to develop and operate PC games and mobile games based on the title and characters of that novel;

•	“TLBB” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to the mobile game developed based on the title and characters of Tian Long Ba Bu;

•	“IVAS” refers to our Internet value-added services.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, par value $0.01 per share; and

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan.

All references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars,” “U.S. dollars” and “$” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015 and audited consolidated balance sheets as of December 31, 2014 and 2015.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading provider of products and services to online game players in China;

•	our expected development, launch and market acceptance of additional PC games, mobile games and Web games;

•	our ability to maintain and strengthen our 17173.com Website as a leading game information portal in China;

•	our various initiatives to implement our business strategies to expand our business through organic growth and strategic acquisitions;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online game developers and operators.

We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with all other parts of this annual report, including the risk factors set forth in Item 3. See “Key Information—Risk Factors”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2011 and 2012 and our consolidated balance sheets data as of December 31, 2011, 2012 and 2013 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

As the 17173.com Website and Changyou were under common control by Sohu both before and after our acquisition of the 17173.com Website on December 15, 2011, the consolidated financial data as of and for the year ended December 31, 2011 and presented below have been prepared as if we had owned the assets of and operated the 17173.com Website throughout the year ended December 31, 2011. The consolidated financial data set forth below as of and for the year ended December 31, 2011 may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the 17173.com Website if we had owned and operated it throughout that year.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	($ in thousands, except for share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Online game	435,512	570,346	669,168	652,008	636,846
Online advertising	36,349	42,525	49,998	58,963	57,832
IVAS	1,862	4,307	5,402	22,357	24,385
Others	10,853	6,251	13,307	21,938	42,573

Total revenues	484,576	623,429	737,875	755,266	761,636
Cost of revenues:(1)
Online game	49,837	76,432	93,306	142,549	156,318
Online advertising	3,892	6,535	13,827	14,838	11,565
IVAS	—	1,509	1,786	22,985	19,647
Others	13,783	20,046	17,518	21,490	29,231

Total cost of revenues	67,512	104,522	126,437	201,862	216,761

Gross profit	417,064	518,907	611,438	553,404	544,875
Operating expenses:
Product development(1)	52,238	73,755	119,909	194,113	170,605
Sales and marketing(1)	49,893	60,639	128,830	241,307	92,355
General and administrative(1)	29,684	33,514	57,191	107,451	80,269
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	5,420	2,906	—	52,282	40,324

Total operating expenses	137,235	170,814	305,930	595,153	383,553

Operating profit/(loss)	279,829	348,093	305,508	(41,749)	161,322
Interest income	11,933	15,882	28,455	26,091	23,777
Foreign currency exchange gain/(loss)	(618)	(558)	(5,936)	(668)	2,954
Interest expense	(7)	(2,243)	(8,835)	(6,452)	(8,333)
Other income/(expense)	457	(173)	3,613	4,112	64,962

Income/(loss) before income tax expense	291,594	361,001	322,805	(18,666)	244,682
Income tax expense	43,580	67,405	36,383	2,493	54,055

Net income/(loss)	248,014	293,596	286,422	(21,159)	190,627
Less: Net income attributable to the mezzanine classified non-controlling interest shareholders	2,558	11,196	17,780	—	—
Less: Net loss attributable to the non-controlling interest shareholders	—	—	—	(17,778)	(22,157)

Net income/(loss) attributable to Changyou.com Limited	245,456	282,400	268,642	(3,381)	212,784

Net income/(loss)	248,014	293,596	286,422	(21,159)	190,627
Other comprehensive income/(loss):	21,867	3,385	33,600	(2,931)	(74,922)

Comprehensive income/(loss)	269,881	296,981	320,022	(24,090)	115,705
Comprehensive income attributable to the mezzanine classified non-controlling interest shareholders	2,558	11,196	17,780	—	—
Comprehensive loss attributable to the non-controlling interest shareholders	—	—	—	(17,778)	(22,176)

Comprehensive income/(loss) attributable to Changyou.com Limited	267,323	285,785	302,242	(6,312)	137,881

Cash dividend per share	—	1.90	—	—	—
Basic net income/(loss) per share	2.34	2.67	2.53	(0.03)	2.03
Diluted net income/(loss) per share	2.30	2.64	2.52	(0.03)	2.01
Basic net income/(loss) per ADS	4.68	5.35	5.06	(0.06)	4.06

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	($ in thousands, except for share, per share and per ADS data)
Diluted net income/(loss) per ADS	4.61	5.29	5.04	(0.06)	4.02
Weighted average number of ordinary shares outstanding, basic	104,854	105,656	106,252	105,722	104,924
Weighted average number of ordinary shares outstanding, diluted	106,600	106,792	106,676	105,722	105,762
Weighted average number of ADS outstanding, basic	52,427	52,828	53,126	52,861	52,462
Weighted average number of ADS outstanding, diluted	53,300	53,396	53,338	52,861	52,881

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	($ in thousands)
Cost of revenues	230	306	101	152	35
Product development	2,399	1,854	475	1,069	5,475
Sales and marketing	960	326	74	105	1,017
General and administrative	2,528	1,183	624	2,788	8,497

Selected Consolidated Balance Sheet Data

	As of December 31,
	2011	2012	2013	2014	2015
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	330,411	366,639	548,484	220,794	569,917
Restricted time deposits	—	246,599	424,674	417,442	354,739
Accounts receivable, net	11,326	23,364	35,996	77,969	67,959
Short-term investments	17,560	51,720	2,827	191,577	174,515
Fixed assets, net	68,394	64,828	246,674	243,837	214,306
Total assets	753,073	1,114,513	1,585,212	1,547,965	1,779,506
Receipts in advance and deferred revenue	51,900	43,659	43,842	39,178	42,166
Short-term bank loans	—	113,000	410,331	25,500	344,500
Long-term bank loans	—	126,353	—	344,500	—
Total liabilities	180,958	444,818	671,696	605,267	720,257
Mezzanine equity	57,254	61,810	—	—	—
Non-controlling interests	—	—	17,178	52,310	29,770
Total shareholders’ equity	514,861	607,885	913,516	942,698	1,059,249
Total liabilities, mezzanine equity and shareholders’ equity	753,073	1,114,513	1,585,212	1,547,965	1,779,506

Risk Factors

Risks Related to Our Business and Our Industry

Overall Risks

The markets for our products and services are evolving rapidly and significantly, which makes evaluating our business and prospects difficult.

Our business and the industry in which we operate are evolving rapidly. We were incorporated on August 6, 2007 in the Cayman Islands and began our online game business as an indirect wholly-owned subsidiary of Sohu.com Inc. In 2007 Sohu transferred all of its PC game business to us. In 2011 we acquired 7Road and began generating Web game revenues. In 2012, we began to develop and operate mobile games, but did not begin to generate any significant revenues from mobile games until late in 2014 when we launched TLBB 3D. In August 2015, as revenues from our Web games, Wartune and DDTank, had begun to decline, we sold 7Road’s operating company Shenzhen 7Road Technology Co., Ltd., or Shenzhen 7Road, and as a result we have no remaining significant Web games in operation. In 2011, we began to expand into the platform channel business with our acquisition of the 17173.com Website, which operates our online advertising business, from Sohu and acquired the entities operating our cinema advertising business. In December 2013, we acquired RaidCall, which operates free social communication software; and in July 2014 we acquired a majority interest in MoboTap, which operates the Dolphin Browser. However, our acquisitions of RaidCall and MoboTap were not successful, as expected synergies did not materialize. Our revenues from platform channel services other than from online advertising on the 17173.com Website have been relatively insignificant.

Our past successes in our online games business with PC games may not provide a meaningful basis for you to evaluate our current business and prospects, as game players increasingly migrate from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline.

In response to such rapid migration, we have devoted and we expect to continue to devote substantial resources to the development of our mobile games as a critical component of our business strategy. However, our mobile games strategy has not been proven, and presents very different challenges from those presented in the past by our operation of PC games and Web games. We cannot be certain that we will be successful in our efforts to continue to expand into mobile games. Despite the success of our mobile game TLBB 3D, the popularity of, and the revenues generated from, the game declined through 2015, and we have not been able to generate comparable revenues from new mobile games to sustain or grow our mobile game business.

You should also consider additional risks and uncertainties that may be experienced by companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to our ability to:

•	raise our brand recognition and game player loyalty;

•	develop, license or operate new games that are appealing to game players; adapt to new trends and game player tastes; and meet our expected timetable for launches of new games, and that, if they are successful, have acceptably long lifespans and result in an acceptable level of profit for us.;

•	successfully adapt to evolving business models, industry trends and market environments by developing and investing in new business strategies, products, services and technologies, including new games;

•	arrange for our mobile games to be distributed through popular mobile application stores with commercial terms, including revenue-sharing arrangements, that are favorable enough to us and allow us to achieve an acceptable level of profit from the games;

•	integrate new technologies, businesses and personnel of acquired entities, and generate sufficient revenues to offset the costs and expenses of such acquisitions;

•	maintain or expand our marketing efforts to attract more game players to our games and to the game information portal of the 17173.com Website in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts; and

•	maintain and strengthen the 17173.com Website and its leading position among game information portals in China, particularly in view of the rapid emergence of mobile games and the decline in the relative popularity of PC games and Web games as users increasingly switch to mobile devices.

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

Competition in the online game market in China is becoming increasingly intense. We compete principally with the following three groups of competitors in China:

•	online game developers and/or operators in China that are publicly traded in the United States and in Hong Kong, including Tencent Holdings Limited, NetEase.com, Inc., Kingsoft Corporation Limited, IGG Inc. and NetDragon Websoft Inc.;

•	other companies in China devoted to game development and/or operation that are publicly traded in China, such as Kalends Inc., Ourpalm Corporate limited, Century Cruises (formerly known as Giant Interactive Group Inc.), or privately-held companies, usually backed by venture capital or private equity, including Da Xing (formerly known as Perfect World Co., Ltd.) and Shulong Technologies (formerly known as Shanda Games Limited); and

•	international competitors.

In addition, there are many venture-backed private companies focusing on online game development and operation, further intensifying the competition. Many of our competitors aggressively hire talent for game development, and have been increasing spending on marketing for games, bidding for licenses of games, penetrating into the mobile game market, and releasing new software for mobile devices to attract a growing number of game players that access Internet products and services through mobile devices. Increased competition may make it difficult for us to retain our existing employees and attract new employees, and to sustain our growth.

The 17173.com Website derives revenue primarily from providing online advertising services to advertisers that develop, operate and distribute PC games. As the market demand for PC games continues to decline, the 17173.com Website faces intense competition, particularly from mobile application stores and other Internet platforms through which game players access mobile games, for advertising business targeting online players of mobile games. We compete with other game information portals, such as duowan.com, operated by YY Inc., and game.qq.com, operated by Tencent Holdings Limited, and other Internet portals which have, or may over time be able to build, competitive advantages over us in terms of:

•	greater brand recognition among game players and advertising clients;

•	larger user and customer bases;

•	more extensive and well developed marketing and sales networks;

•	more attractive mobile versions of their game information portals and more extensive mobile game-related products and services in response to the rapid migration of users of Internet services from PCs to mobile devices, such as tablets and mobile phones; and

•	substantially greater financial and technical resources.

If we are unable to sustain and enhance our brand recognition, provide quality products and services, provide extensive and high-quality mobile game-related products and services to meet game players’ needs, and meet other difficult technological and business challenges, then our users and advertising clients may become dissatisfied and move to a competitor’s portal for products and services, our user base may decrease and our ability to generate advertising revenues on our 17173.com Website may decline as a result.

In order to compete effectively in the PRC, as well as in the worldwide market, we must continue to invest in research and development, to enhance our technology and our existing games, advertising and other services, and to introduce new game products and services in order for us to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If our products and services are not responsive to the needs of our game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if our competitors are more successful than we are in developing compelling products or in attracting and retaining game players and advertisers, we may not be able to recoup such expenditures.

Our business could suffer if we do not successfully manage any future growth.

We experienced a period of rapid growth and expansion through 2013 that placed strain on our management personnel, systems and resources. In addition, to accommodate any future growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, including procedures and controls, improvement of our accounting and other internal management systems and security systems related to the foregoing, all of which require substantial management efforts and financial resources. We will also need to continue to train, manage and motivate our workforce, and manage our relationships with our third-party operators, distributors and service providers and our game player base. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We may not be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may not be able to avoid future slowing of our revenue growth or future losses.

Our revenues grew significantly in a relatively short period of time prior to 2014, but our revenue growth stalled in 2014 and 2015. Primarily due to the commercial success of TLBB, our revenues grew from $623.4 million for the year ended December 31, 2012 to $737.9 million for the year ended December 31, 2013. However, our revenues increased only slightly to $755.3 million and to $761.6 million, respectively, for the years ended December 31, 2014 and 2015. Our net income attributable to Changyou.com Limited decreased from $282.4 million for the year ended December 31, 2012 to $268.6 million for the year ended December 31, 2013, we suffered a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014 and sustained operating losses for each quarter of 2014. Although our net income attributable to Changyou.com Limited was $212.8 million for the year ended December 31, 2015, primarily due to the commercial success of our mobile game TLBB 3D, a decrease in our sales and marketing expenses, and a decrease in our salary and benefit expenses as a result of a reduction in our workforce, we are not likely to experience rates of revenue growth in the future similar to those that we experienced prior to 2014. We also may experience declines in our revenues or net losses in the future due to a number of factors, including, among other things, the continued decline in TLBB’s and TLBB 3D’s revenues and profitability, the uncertain level of popularity of our future games (particularly our future mobile games as users increasingly switch to mobile devices), uncertainty as to our ability to develop and launch mobile high-quality games that are commercially successful and the relatively higher game development and distribution costs generally associated with such games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses, and uncertainty as to our ability to integrate such newly acquired games, technologies, assets and businesses. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

Our previous and any future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.

We have made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the Chinese online game market and expand our business domestically and internationally. Such acquisitions or strategic alliances may expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel including our continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business. In addition, acquired businesses may not perform to our expectations for various reasons, including the loss of key personnel or key clients, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired technologies, businesses and assets or realize the expected benefits, we may not receive a return on our investment and our transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations. For example, in December 2013, we acquired RaidCall with the expectation of generating benefits from synergies with our online game business; in November 2013 we acquired Beijing Doyo Internet Technology Co., Ltd., or Doyo, with the expectation of generating benefits from synergies with our online advertising business, and in July 2014 we acquired MoboTap, which operates the Dolphin Browser, with the expectation of generating benefits from synergies with our platform channel business. In 2014 we recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall, in 2015 we recognized a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for acquired intangible assets relating to the Dolphin Browser, and in 2015 we sold Doyo and recognized a $1.9 million impairment loss for goodwill, as a result of our management’s conclusion that the expected synergies would not materialize.

We are dependent upon our management and upon our key development and technical personnel; our business may be severely disrupted if we lose the services of any of them.

Our future success depends substantially on the services of the members of our management and our key development and technical personnel, such as our Co-Chief Executive Officers Carol Yu and Dewen Chen. If one or more of the members of our management or key development or technical personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of the members of our management or our key employees joins a competitor or forms a competing company, we may lose know-how, key professionals, staff members and suppliers. These members of our management and key employees could develop and operate games or platforms that could compete with and take game players and users away from our existing and future games and platforms. Although each of these members of our management and key personnel has entered into an employment agreement with non-competition provisions, these non-competition provisions may not be enforceable in China.

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

The online game industry, from which we derive most of our revenues, is a relatively new and rapidly evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	the availability and popularity of other forms of entertainment, particularly games on console systems, which are already popular in developed countries and may gain popularity in China;

•	growth in users of Internet and broadband and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether recent declines in the use of personal computers and growth in users of mobile devices (such as smart phones and tablets) in general, and for purposes of accessing online games in particular, continue or accelerate in China and other markets in which we offer our games;

•	changes in consumer demographics and public tastes and preferences; and

•	general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and during 2014 and 2015.

There is no assurance that online games in general will continue to be popular in China or elsewhere. If the current decline in the popularity of PC games continues or accelerates as users increasingly switch to mobile devices, our revenues from our PC games may decrease significantly; and if the PC games that we have launched, or expect to launch in the future, are not successful, we may not be able to recoup the investments in our development and marketing of those games. A decline in the popularity of our online games in general, and of the PC games that we operate in particular, would adversely affect our business and prospects.

We currently depend on TLBB for a substantial portion of our revenues, and any continued decrease in the popularity of TLBB or interruption in its operation would adversely affect our results of operations.

We currently rely on TLBB for a substantial portion of our revenues. We launched TLBB in May 2007 and TLBB is unlikely to sustain its current level of popularity over time. Despite our efforts to improve TLBB, our game players have nevertheless lost interest in it over time as the relative popularity of PC games that are accessed through personal computers continues to decline and its popularity, revenues and profitability have continued to decline. See “We may not be successful in operating and improving our games to satisfy the changing demands of game players.”

To prolong TLBB’s lifespan and slow down the pace of its decline, we need to continually improve and update it on a timely basis with new features that appeal to existing game players and attract new game players. If we fail to improve and update TLBB on a timely basis, or if our competitors introduce more popular games, including mobile games, catering to our game player base, the decline in TLBB’s popularity can be expected to accelerate, which would cause our revenues to decrease at a faster pace. Furthermore, if there are any interruptions in TLBB’s operation due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making purchases of virtual items, which could also cause significant decreases in our revenues.

Our new games may attract game players away from our existing games.

Our new games may attract game players away from our existing games. For example, with our increasingly diversified game portfolio, we cannot assure you that our TLBB game players will not be attracted to play other newly launched games, including our new mobile games, instead of TLBB. If this occurs, it will decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players who switch from playing our existing games to our new games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, resulting in an adverse effect on our overall revenues. In addition game players’ switching from playing our existing PC games to our new mobile games could cause our online games income to be relatively lower, as our mobile games tend to enjoy relatively lower profits as a result of revenue-sharing arrangements.

If the market demand for PC games in general, and for the PC games that we operate in particular, continues to decline and the number of game players of PC games continues to decrease, our online game business and prospects may be adversely affected.

A substantial portion of our online game revenues is generated from our TLBB. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as game players increasingly switch to mobile devices to access online games. It has become increasingly difficult for PC game developers and operators to retain existing players of their games and the number of game players who are willing to spend time and money to play new PC games continues to decrease. If this downward trend continues or accelerates, it may make it increasingly difficult for our existing PC games in general, and TLBB in particular, to maintain their popularity and for our new PC games to ever become commercially successful; the game player base of our PC games in general, and of TLBB in particular, may continue to shrink, which would increase our costs to acquire and retain players of our PC games and would have a negative impact on our online game revenues.

As mobile devices such as tablets, mobile phones and other devices other than personal computers are increasingly used to access online games, we must continue to acquire or develop increasing numbers of mobile games that work on such devices.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets. We believe that, for our business to be successful, we will need to continue to develop versions of our existing games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the development, support, and maintenance of games for such devices. Since 2014 we have been investing, and we expect to continue to invest, significant amounts in the acquisition, development, promotion and operation of games for mobile devices. If we are unable to successfully expand the types of devices on which our existing and future games are available, or if mobile versions of games that we develop for such devices do not function well or are not attractive to users and game players, or if the mobile games that we have launched, or expect to launch in the future, are not successful, we may not be able to maintain or increase our revenues and recoup our investments in the mobile market.

Our business will suffer if we are unable to develop successful games, particularly high-quality games, for mobile devices, successfully monetize mobile games we develop or acquire and maintain for a reasonable period the popularity and revenue levels of any mobile games that are successful.

Developing games, particularly high-quality games, for mobile devices is an important component of our strategy. China’s mobile games market has been dominated by a small number of high-quality games, which collectively generate a substantial majority of the total revenues and profits of all mobile games in the market and are likely to maintain their popularity and revenue levels for relatively longer lifespans. We have devoted and we expect to continue to devote substantial resources to the development of our mobile games, particularly those that have the potential to become high-quality games. We cannot guarantee that we will be able to develop games, and particularly high-quality games, that appeal to players. In addition, we may encounter difficulty in integrating features on games developed for mobile devices that a sufficient number of players will pay for or otherwise sufficiently monetizing mobile games. If we are unable to develop successful high-quality games, or implement successful monetization strategies for our mobile games in general, our ability to grow revenue and our financial performance will be negatively affected.

Our ability to successfully develop games for mobile devices will depend on our ability to:

•	expand the portfolio of mobile games, and particularly high-quality games, that we develop in-house and license from third-party developers;

•	effectively develop new mobile games for multiple mobile operating systems and mobile devices;

•	effectively cross-market mobile games to players of our current PC games and mobile games;

•	anticipate and effectively respond to the growing number of players switching to mobile games, the changing mobile landscape and the interests of players;

•	attract, retain and motivate talented game designers, product managers and engineers with experience in developing games for mobile devices;

•	minimize launch delays and cost overruns on the development of new games;

•	effectively monetize mobile games without degrading the social game experience for our players;

•	develop games that provide for a compelling and optimal user experience through existing and developing third- party technologies, including third-party software and middleware utilized by our players; and

•	acquire and successfully integrate high-quality mobile game assets, personnel or companies.

Further, even if we develop or acquire license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games and Web games. For example, the revenues generated from our mobile game, TLBB 3D, which was launched in October 2014, declined sequentially through 2015 after its debut, which is typical for a mobile game. In view of the uncertain lifespans of mobile games, it is necessary for us to invest considerable sums in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality, hit games, in our pipeline.

If we are unable to succeed in developing or acquiring new mobile games in general, and high-quality games in particular, that are successful and maintaining for a reasonable period the popularity and revenue levels of any mobile games that we develop or acquire that are successful, we may not be able to recoup our development and acquisition costs and our ability to expand our business in the future is likely to be impeded.

We may not be able to distribute our mobile games through our desired Internet platforms, our profits from any successful mobile games can be expected to be relatively lower than the profits we have enjoyed historically from PC games and our mobile game revenues are subject to additional risks as we rely on mobile application stores to collect payments from players of our mobile games.

We may not be able to arrange for our mobile games to be distributed through our desired popular third-party mobile application stores with commercial terms, including revenue-sharing arrangements that are favorable enough to us to allow us to achieve an acceptable level of profit from the games. Our profits from mobile games, even if the games are successful, are likely to be relatively lower than the profits we generate from PC games, because, in order to gain access for our games on mobile application stores, we must enter into revenue-sharing arrangements that generally result in lower profit margins than those generated from our PC games. We rely on mobile application stores to collect payments from game players for their purchases of our virtual items and to pay to us pre-agreed revenue-sharing amounts; if mobile application stores cease to offer our games over their platforms, change their user payment policies, such as return policies, or fail to make revenue-sharing payments that are due to us, our revenues will be adversely affected. In addition, the iOS-based mobile application store allows game players to use foreign currency to purchase virtual items or game points in our games, and the store pays to us pre-agreed revenue-sharing amounts after converting the foreign-currency denominated revenues from such purchases into RMB using an exchange rate effective at the time of the payment. Since there is usually a delay between the time of a game player’s purchase and the time when the store pays us, if the foreign currency used has depreciated against the RMB during the delay we will receive lower share-sharing amounts at the time of the payment than we would have received if the payment had been made at the time of the game player’s purchase.

There are risks associated with our licensing of rights to use the titles, characters, themes and story lines of popular works or stories in order to adapt them for our online games.

We frequently obtain license rights to the titles, characters, themes and story lines of popular works in order to adapt online games from such works. It can be difficult to identify a sufficient number of popular works that are suitable for adaptation for use in online games, and we face significant competition for the rights to such works from other online game companies that also adapt their online games from popular Chinese works. For example, under our existing license agreements with Louis Cha, a famous author of Chinese martial arts novels, we have the exclusive right to adapt certain of his novels into online games, such as TLBB and our mobile game TLBB 3D, and to operate the games in the China market. We also have a non-exclusive license to operate, and to sublicense the right to operate, such games outside of China. After the expiration of the terms of our existing license agreements with Mr. Cha or other holders of copyrights, we may not be able to renew the agreements with commercial terms that are favorable to us, if at all. Also see “Contract drafting, interpretation and enforcement in China involve significant uncertainty.” In addition, obtaining license rights to suitable works can involve significant expenses, and if games that we adapt from particular works are not popular and commercial successes, we will be unable to recoup such expenses. Obtaining such rights and adapting such works for mobile games present additional risks, because of the possibly relatively short lifespans of mobile games.

We rely on recorded data for game revenue recognition and tracking of game players’ consumption patterns of virtual items. If our data systems fail to operate effectively, such failure will not only affect the completeness and accuracy of our revenue recognition, but also our ability to design and improve virtual items that appeal to game players.

Our game operation revenues are generated through the direct online sale of game points and sale of our prepaid game cards, and our recognition of those revenues depends on such factors as whether the virtual items purchased by game players are considered consumable or perpetual. We rely on our data systems to record and monitor the purchase and consumption of virtual items by our game players and the types of virtual items purchased. If our data systems fail to accurately record the purchase and consumption information of the virtual items, we may not be able to accurately recognize our revenues. In addition, various factors affect the estimated lives of perpetual virtual items, such as the average period that game players typically play our games and other game player behavior patterns, the acceptance and popularity of expansion packs, promotional events launched and market conditions, and we rely on our billing systems to capture such historical game player behavior patterns and other information. If such information is not accurately recorded, or if we do not have sufficient information due to the short operating history of any of our games, we will not be able to accurately estimate the lives of, or the estimated average period the game players play our games with respect to, the perpetual virtual items, which will also affect our ability to accurately recognize our revenues from such perpetual virtual items. If our data systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of data would be compromised, which could adversely affect our revenue recognition and the completeness and accuracy of our recognized revenues.

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

Currently, we sell a substantial portion of our virtual game points and prepaid game cards to our game players through third-party online payment platforms. In these online transactions, secure transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential if we are to maintain our consumers’ confidence in us. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems. As a result, the risk of associated online crime will increase. Our current security measures and those of the third-party online payment platforms with whom we transact business may not be adequate. We must be prepared to increase our security measures and efforts so that our game players have confidence in the reliability of the online payment systems that we use, which will require us to incur additional expense. Such increased security measures may still not make our online payment systems completely safe. In addition, we do not have control over the security measures of our third-party online payment vendors. Breaches in the security of online payment systems that we use could expose us to litigation and liability for failing to secure confidential customer information, and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

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

We derive an increasing portion of our revenues from PC games and mobile games that we license from, or jointly develop with, third-party developers. Under our license and joint development agreements for these games, we rely on the third-party developers to provide game updates, enhancements and new versions, provide materials and other assistance in promoting the games and resolving game programming errors and issues with “bots” and other intrusions. Any failure of third-party developers to provide game updates, enhancements and new versions in a timely manner and that are appealing to game players, and provide assistance that enables us to effectively promote the games could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in or elimination of our revenues from those games.

In addition, our revenue-sharing arrangements for games that we license from or jointly develop with third-party developers provide us with relatively less profit than games that we develop in-house, and in some cases we may not be able to recoup our investments in such games. Moreover, to secure the rights to games from third-party developers, we often must pay up-front fees and also commit to pay additional fees in the future. Similarly, we also have invested in mobile game development studios in order to assure access to an extensive pipeline of mobile games. We often must make such commitments and investments without knowing whether the games we are licensing or jointly developing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable.

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

We face significant risks and incur additional costs when we license to, or jointly operate with, third-party operators our games. If we fail to manage these risks, our growth and business prospects could be adversely affected.

We currently, and expect to continue to, exclusively license to, or jointly operate with, third-party operators some of our games, including an increasing number of our mobile games. Negotiating with potential third-party operators and joint operators and managing our relationships with the third-party operators and joint operators all require substantial management effort and skill and the incurrence of significant expenses. There are additional risks associated with the licensing, direct or joint operation of our games, including:

•	difficulties in identifying appropriate markets;

•	difficulties in identifying and maintaining good relationships with licensees or joint operators who are knowledgeable about, and can effectively operate our games in markets;

•	difficulties in maintaining our reputation and the reputation of our games when our games are operated by licensees or joint operators in markets pursuant to their own standards;

•	changes in the political, regulatory or economic conditions in a foreign country or region, or public policies toward online games; and

•	difficulties in protecting our intellectual property.

Additional risks associated with the licensing or direct or joint operation of our games overseas include:

•	Significant costs for translation of our games into the local languages of, or customization of our games for, the overseas markets in which we plan to license or jointly operate our games;

•	difficulties relating to compliance with the different legal requirements and commercial terms, such as game export regulatory procedures, taxes and other restrictions and expenses, in the overseas markets in which we license or directly or jointly operate our games;

•	exposure to different regulatory systems governing the protection of intellectual property and the regulation of online games, the Internet and the export of technology;

•	costs for compliance with different legal requirements and commercial terms in overseas markets;

•	difficulties in verifying revenues generated from our games by our licensees for purposes of determining royalties payable to us;

•	difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems;

•	the risk that regulatory authorities in foreign countries or administrative regions may impose withholding taxes, or place restrictions on repatriation of our profits; and

•	fluctuations in currency exchange rates.

If we are unable to manage these risks and control these costs effectively, our ability to license or operate our games in China or in regions and countries outside of Mainland China, either directly or jointly with third-party joint operators, may be impaired.

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

We depend on purchases and continual consumption of virtual items by our game players to generate revenues, which in turn depend on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. Various issues could arise that would cause our games to be less attractive to our game players or could limit the continued attractiveness of our games. For example:

•	we may fail to provide game updates, expansion packs and other enhancements in a timely manner due to technologies, resources or other factors;

•	our game updates, expansion packs and new versions may contain program errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;

•	we may fail to timely respond and/or resolve complaints from our game players;

•	we may fail to eliminate computer “bots” which can disrupt our games’ smooth operation and reduce the attractiveness of our games; and

•	our game updates, expansion packs and other enhancements may change rules or other aspects of our games that our game players do not welcome, resulting in a reduction in the active accounts or active paying accounts of our online games.

Our failure to address the above-mentioned issues could adversely affect the game-playing experience of our game players, damage the reputation of our games, shorten the lifespans of our games, and result in the loss of game players and a decrease in our revenues.

We generate all of our game revenues under the item-based revenue model, which presents risks related to consumer preferences and regulatory restrictions.

All of our games, including PC games, mobile games and Web games, are operated under the item-based revenue model. Under this revenue model, our game players are able to play the games for free if they so choose, but are charged for the purchase of virtual items in the games. We currently expect that all of our game revenues, including revenues from any future games, will continue to be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design and price virtual items so as to incentivize game players to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by individual game players. A revenue model that does not charge for time played may be viewed by the PRC regulators as inconsistent with these goals. The item-based revenue model may not continue to be commercially successful and in the future we may need to change our revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of our game operations, a decrease in the number of our game players and a decline in our revenues.

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

All online games have limited lifespans. We must launch new games that can generate additional revenue and diversify our revenue sources in order to remain competitive. We will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot assure you that we will be able to meet our timetable for new game launches or that our new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, failure to obtain or delays in obtaining relevant governmental authorities’ approvals and adverse developments in our relationships with the licensors or third-party operators of our new games could result in delayed launching of our new games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB and TLBB 3D have been, and you should not view our historical game revenues or the success of TLBB and TLBB 3D as indications of the commercial success of any of our new or future games. We may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to generate sufficient revenues from new games to sustain or grow our revenues or to recover our product development costs and sales and marketing expenses, which can be significant.

Rapid technological changes may increase our game development costs.

Technological development in online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. For example, the use of virtual reality technology has improved, and can be expected to continue to improve, game players’ in-game experience and level of participation. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Any new technologies and new standards may require increases in expenditures for PC game and mobile game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace.

The proliferation of “cheating” programs and scam offers that seek to exploit our games and players harms the game-playing experience and may lead players to stop playing our games.

Third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit our games, play the games in an automated way or obtain unfair advantages over other players who play fairly. These programs harm the experience of players who play fairly and may disrupt the economics of our games. In addition, unrelated third parties may attempt to scam our players with fake offers for virtual items. We need to devote significant resources to discover, disable and prevent such programs and activities, and if we are unable to do so quickly our operations may be disrupted, our reputation may be damaged and players may stop playing our games. This may lead to lost revenue and increased costs for us to develop technological measures to combat such programs and activities.

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

We rely on the spending of our game players for our revenues, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, slowed from 9.2% in 2011 to 7.5% in 2012 and 7.7% in 2013 and 7.4% in 2014 and 6.9% in 2015. Such growth may also slow in the future, which could in turn result in a reduction in spending by our game players.

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years, recent growth in the United States economy may not be sustainable and some analysts are concerned that the European Community may experience a sustained downturn. It is unclear how long such instability and volatility will continue, whether it will increase, whether it will lead to a renewed worldwide economic downturn such as the one that began in 2008, and how much adverse impact such instability and volatility or any such downturn might have on the economies of China and other jurisdictions where we operate our games. Any such instability, volatility or adverse impact in China or in overseas markets could cause our game players to reduce their spending on our games in China or overseas and reduce our revenues.

Risks Related to the Platform Channel Business

We have not been able to successfully monetize our platform channel business beyond the operation of our 17173.com Website or to recoup our significant investment in such business.

During 2013 and 2014 we made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase our staffing levels, with the goal of expanding and promoting our platform channel business beyond the operation of the 17173.com Website. However, we have not generated meaningful revenues from such additions to our platform channel business. Our continuing efforts to monetize those products and services have not been successful, and we believe that it is unlikely we will be able to make our platform channel business apart from the 17173.com Website profitable or that we will be able to recoup the investments we made in assets, marketing and staffing for the platform channel business. For example, after our acquisition of a majority interest in MoboTap, our management concluded that the Dolphin Browser operated by MoboTap would not be able to provide expected synergies with our platform channel business, and we recognized substantial impairment charges as a result. Also see “Our previous and any future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.”

Online advertising revenues from the 17173.com Website could fail to grow or could decline as a result of uncertainties in the game market and the online advertising market.

Our online advertising revenues of $57.8 million for the year ended December 31, 2015, which were mainly derived from the operation of the 17173.com Website, represented 7.6% of our total revenues for the year. Our ability to maintain or grow online advertising revenues may be adversely affected by any of the following risk factors:

•	Changes in government policy could restrict or curtail our online advertising services;

•	The decline in the demand for online advertising services from developers and operators of PC games, as the relative popularity of such games continues to decline;

•	Advertising clients may adopt new methods and strategies other than online advertising to promote their brands, which would have an adverse impact on our advertising revenues; and

•	The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards for the measurement of the effectiveness of online advertising have been widely accepted. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general, or through our Websites.

In addition, our ability to generate and maintain significant online advertising revenues will also depend upon:

•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;

•	the development of successful mobile versions of the 17173.com Website and the provision of extensive mobile game-related products and services in response to the rapid migration of users of Internet services from PCs to mobile devices, such as tablets and mobile phones;

•	the acceptance of online advertisements, either through PCs or mobile devices, as an effective method of business marketing;

•	the effectiveness of our advertising delivery, tracking and reporting systems;

•	the extent of resistance from existing or potential customers to online advertising prices; and

•	the development of new formats for online advertising, such as streaming video.

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

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2015 we engaged four advertising agencies, which contributed approximately 95% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect our online advertising growth, as we book our online advertising revenue net of our sales rebates to advertising agencies.

Risks of Others Business

We may not be able to maintain or expand the revenues that we receive from cinema advertising services.

Our cinema advertising business generates revenues through contracts that we enter into with advertisers to place their advertisements in pre-film advertising slots in movie theatres. We acquire the cinema advertising rights for such pre-film advertising slots under long-term contracts, typically with three–year terms, with various theatres. If we are unable to sell to advertisers all of the pre-film advertising slots that we purchase we may not be able to recoup our upfront payments and committed payments under the contracts. Further, we cannot assure you that we will be able to develop, maintain or expand the types of cooperative relationships with movie theatres that will permit us to maintain our existing rights or to obtain any additional rights to pre-movie advertisement slots at reasonable prices. Any failure by us to develop, maintain or expand such cooperative relationships could prevent us from increasing our cinema advertising revenues, could cause such revenues to decrease or could result in our cinema advertising business generating losses.

General Business Risks

Our prospects for growth may be adversely affected if we cannot successfully manage and make timely adjustments to our hiring needs to support our business strategies.

The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and our success in the implementation of our growth strategies depends on our ability to successfully manage, and make timely adjustments to, our hiring needs. The number of our employees increased 35.3% between the end of 2012 and the end of 2013 as we expanded our business into mobile games, the platform channel business and international markets, but decreased 11.0% between the end of 2013 and the end of 2014 and decreased 41.9% between the end of 2014 and the end of 2015, as we emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business other than the 17173.com Website. These layoffs could have an adverse effect on our remaining employees’ morale and their loyalty to us, and cause us to lose employees whose talents and experience are important for our business, and could also have a negative impact on our reputation as an employer and our ability to attract qualified employees in the future. Laid-off employees could also make claims against us for additional compensation, causing us to incur additional expense.

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

We regard our intellectual property and proprietary rights as critical to our success. In particular, we have spent a significant amount of time and resources in developing our current games and possible future games. Our ability to protect our proprietary rights in connection with our games is critical for their success and our overall financial performance. While we have registered software in China for copyright protection and have taken various measures to protect our source codes, such measures may not be sufficient to protect our proprietary information and intellectual property. Intellectual property rights and confidentiality protection in China may not be as effective as they are in the United States and other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. In addition, while we have registered some trademarks relating to our games in the PRC and other jurisdictions, and have applied for additional registrations of trademarks, in some instances we may not succeed in obtaining registration of trademarks that we have applied for in different languages, such as English. We cannot assure that these pending or future trademark applications will be approved. Any failure to register trademarks in any country or region may limit our ability to protect our rights in such country or region under relevant trademark laws, and we may need to change the name of the relevant trademark in certain cases, which may adversely affect our branding and marketing efforts.

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

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including ChangYou.com, cyou.com, TLBB, TL logos, New Blade Online, 17173, TLBB 3D and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. We have succeeded in registering the trademarks ChangYou.com, cyou.com, TLBB, TL logos, 17173 and Dolphin Browser in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the State Administration for Industry & Commerce of the PRC, or the SAIC, and relevant authorities overseas. We have applied for patents relating to the design of our games and to technology intended to enhance the functionalities of our games. We have various patent applications under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAIC, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

Breaches in the security of our server network could cause disruptions in our service, facilitate piracy of our intellectual property, or compromise confidential information of our game players.

We store on our servers and transmit over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of our business or is highly confidential information concerning our business and our game players. In addition, the expansion of our business to include mobile games and our need to comply with PRC regulations requiring real-name registration of our game players are likely to cause the amount of personal data concerning our game players that is transmitted over our networks to increase over time. Any breaches of our network by hackers could cause severe disruptions in our service, allow piracy of the source code used in the operation of our games and allow pirated versions of our games to enter the marketplace, or result in the release of confidential personal or financial information of our game players, any of which could have an adverse impact on our business, our revenues, and our reputation among game players. In order to minimize the likelihood of such breaches as our business expands and the amount of confidential and sensitive data increases, we expect that we will need to expend considerable resources to maintain and enhance the effectiveness of our security systems.

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

Our ability to make scheduled payments on, or to refinance our obligations with respect to, our indebtedness to banks for borrowed money will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. It is possible that we will be unable in the future to generate sufficient cash flow from our operations to cover indebtedness under our existing or future bank loan facilities. Further, most of our business operations are conducted in Mainland China and most of our revenues are denominated in RMB, while our existing loans were primarily advanced to us offshore in U.S. dollars, and are repayable in U.S. dollars. Our conversion of RMB into U.S. dollars generally must be made via our onshore subsidiaries’ payment of dividends to our offshore subsidiaries, which can be time-consuming, due to China’s strict foreign exchange controls, which could potentially prevent us from making timely repayment of our offshore loans and cause a default under the loans.

Risks Related to Our Corporate Structure and PRC Law and Regulations

If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in telecommunication industry, we could face severe penalties.

Various regulations in China currently restrict foreign-invested entities from engaging in value-added telecommunication services, which are defined by PRC authorities to include operating online games and providing platform channel services. Because of these restrictions, we operate certain aspects of our game business and platform channel business in the PRC through our principal variable interest entities, or VIEs, which are not owned of record by us, and include Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, and Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, which is a wholly-owned subsidiary of Gamease, Baina (Wuhan) Information Technology Co., Ltd., or Wuhan Baina Information, or subsidiaries of these VIEs. Each of the nominee shareholders of Gamease, Guanyou Gamespace and Wuhan Baina Information is either a PRC citizen or a PRC company. Through a series of contractual arrangements, our VIEs are effectively controlled by our wholly-owned subsidiaries in China. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

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

In addition, under the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated by the State Council of the PRC, or the State Council, on February 3, 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, promulgated by the MOFCOM in August, 2011 to implement Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. As there is no explicit provision or official interpretation stating that the business of MoboTap falls into the scope subject to security review, we did not submit for security review our acquisition of a majority interest in MoboTap. However, these national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and PRC authorities may interpret these regulations to mean that such transactions should have been submitted for review. For a discussion of these PRC national security review requirements and media reports, see “PRC Regulation—M&A Regulations and Overseas Listings” in Item 4 of this annual report.

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

For a detailed discussion of PRC regulations, notices and circulars with respect to such restrictions, see “PRC Regulation—Regulation of Value-Added Telecommunication Services in general”, “PRC Regulation—Restrictions on Foreign Ownership of Value-Added Telecommunication Services” and “PRC Regulation—Online Games and Cultural Products” in Item 4 of this annual report.

Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.

We have no ownership interest in our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE (which is a wholly-owned subsidiary of Gamease), and Wuhan Baina Information and we conduct most of our operations and generate substantially all of our revenues through contractual arrangements that our indirect subsidiaries Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, and Baina Zhiyuan (Beijing) Technology Co., Ltd., or Beijing Baina Technology, entered into with Gamease, Guanyou Gamespace, and Wuhan Baina Information, respectively, and their shareholders. Such contractual arrangements are designed to provide us with effective control over Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. We depend on Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, directly or through their subsidiaries, to hold and maintain certain licenses and permits necessary and material for our online game business and for our operation of the 17173.com Website and the Dolphin Browser. Gamease, Guanyou Gamespace, Shanghai ICE, and Wuhan Baina Information, directly or through their subsidiaries, collectively own all of the key necessary intellectual property, facilities and other assets relating to the operation of our online games, the 17173.com Website and the Dolphin Browser that are not owned directly by our subsidiaries, and employ personnel for the operation and distribution of our online games, the 17173.com Website and the Dolphin Browser that are not employed directly by our subsidiaries.

These contractual arrangements may not be as effective in providing us with control over Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information as direct ownership. For example, if we had direct ownership of Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, which exposes us to the risk of potential breach of contract by the shareholders of Gamease, Guanyou Gamespace and Wuhan Baina Information. In addition, as each of Gamease, Guanyou Gamespace and Wuhan Baina Information is owned by its respective shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. Furthermore, if the shareholders of any of our principal VIEs were involved in proceedings that had an adverse impact on their shareholder interests in such VIE or on our ability to enforce relevant contracts related to the VIE structure, our business would be adversely affected.

The shareholders of Gamease, Guanyou Gamespace and Wuhan Baina Information may breach, or cause Gamease, Guanyou Gamespace or Wuhan Baina Information to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of these companies and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of our principal VIEs with respect to their ownership of such VIE which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC law or are otherwise unenforceable. If the contractual arrangements with any of our principal VIEs were found by PRC authorities with appropriate jurisdiction to be unenforceable, we could lose our ability to consolidate such VIE’s results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIE to our corresponding PRC subsidiary. In addition, such a finding of unenforceability by PRC authorities could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a passive foreign investment company, or PFIC. See “We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.”

Under the contractual arrangements with our principal VIEs and their shareholders, no shareholder or group of shareholders of any of our principal VIEs has the ability to unilaterally terminate any of the agreements between the VIEs in which they hold shares and our corresponding PRC subsidiary. However, (i) the shareholders of Gamease and Guanyou Gamespace have a termination right under the loan agreements if our corresponding PRC subsidiary engages in gross negligence, fraud or other material illegal actions or if our corresponding PRC subsidiary’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities and (ii) the shareholders of our principal VIEs, other than Wuhan Baina Information, have a termination right under the equity purchase right agreements if the corresponding VIE’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities.

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

Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. In the event we were unable to enforce these contractual arrangements, we would not be able to exert effective control over Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, and our ability to conduct our business, and our financial condition and results of operations, would be severely adversely affected.

Our contractual arrangements with our principal VIEs may result in adverse tax consequences to us.

Under PRC law and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determined that our contractual arrangements with any of Gamease, Guanyou Gamespace, Shanghai ICE or Wuhan Baina Information were not made on an arm’s length basis and adjusted our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by any of our principal VIEs, which could adversely affect us by (i) increasing the tax liability of such VIE without reducing the tax liability of our corresponding PRC subsidiary, which could further result in interest and penalties being levied on us for underpaid taxes or (ii) limiting such VIE’s ability to maintain preferential tax treatments and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ shares in any of our VIEs to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

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

Nearly all of our revenues are generated through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, and we rely on payments made by these entities to our subsidiaries AmazGame, Gamespace and Beijing Baina Technology, respectively, pursuant to contractual arrangements requiring the transfer of any such revenues to these subsidiaries. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business and our ability to pay dividends to our shareholders and ADS holders.

We conduct nearly all of our operations through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, which generate nearly all of our revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our China subsidiaries AmazGame, Gamespace and Beijing Baina Technology are parties to a number of contracts with their corresponding VIEs, pursuant to which the VIE pays the PRC subsidiary for certain services that the PRC subsidiary provides to the VIE. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes, including business taxes and value-added tax, or VAT, which effectively reduce the amount that we receive from the VIEs. The PRC government might impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates could limit our ability to receive payments from the VIEs or limit the amount of such payments, and could in turn adversely affect our business, our net income and our ability to pay dividends to our shareholders and ADS holders.

We operate some of our existing games, and plan to operate certain of our future games, with Internet authorization codes that we obtained through third-party electronic publishing entities. If the SAPPRFT challenges the commercial operation of any of our games that are operated with Internet authorization codes obtained through third-party publishing entities, we may be subject to various penalties, including restrictions on our operations.

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an Internet publishing license, and an authorization code obtained under such a license is required for each game in operation and publicly available in the PRC. We publish certain of our existing games with authorization codes obtained under Internet publishing licenses held by third parties. For example, Wuhan Baina Information publishes a mobile online game with authorization codes obtained through a third-party. See “PRC Regulation—Online Games and Cultural Products” in Item 4 of this annual report. Current PRC regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Our past and expected future practices might be challenged by the SAPPRFT, which could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

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

In addition, the MIIT has published regulations that subject Internet content providers to potential liability for the actions of game players and others using their Websites, including liability for violations of PRC law prohibiting the dissemination of content deemed to be socially destabilizing. As these regulations are subject to interpretation by the relevant authorities, it is not possible for us to determine in all cases the type of content that could result in liability for us as a developer and operator of online games, and as an operator of the 17173.com Website and the Dolphin Browser. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our Websites, or content generated or placed on our Websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

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

Our online game revenues are collected through the online sale of game points and sale of our prepaid cards. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by the MOC in 2007, directs the People’s Bank of China, or the PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. The Internet Cafés Notice places strict limits on the total amount of virtual currency issued by online game operators in the PRC and the amount purchased by individual users in the PRC, and requires a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency should only be used to purchase virtual items. In 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. In the Virtual Currency Notice, the MOC and the MOFCOM for the first time defined “virtual currency” as a type of virtual exchange instrument issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by online game operators in electronic record format and represented by specific numeric units. In addition, the Virtual Currency Notice categorizes companies involved with virtual currency in the PRC as either issuers or trading platforms and prohibits companies from simultaneously operating both as issuers and as trading platforms. One of the Virtual Currency Notice’s stated intended objectives is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. Specifically, the Virtual Currency Notice requires online game operators to report the total amount of their issued virtual currency on a quarterly basis, and game operators are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues. In addition, the Virtual Currency Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are prohibited from providing lucky draws or lotteries which are conducted on the condition that participants contribute cash or virtual currencies in exchange for game props or virtual currencies, and from providing virtual currency trading services to minors. The Virtual Currency Notice places additional potentially burdensome obligations on online game operators, including a requirement that operators keep transaction data records for no less than 180 days, which means that we must design and operate our databases so that we can maintain users’ information for the minimum required period, resulting in higher costs for our online game operations. We must tailor our business model carefully in order to comply with the overall requirements of the Virtual Currency Notice, in a manner which can be expected to result in relatively lower sales of our game coins and an adverse impact on our online game revenues.

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

As the online game industry is at an early stage of development in China, new law and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC law and regulations applicable to the online game industry. For example, there is ambiguity as to the division of authority and responsibilities between the SAPPRFT and the MOC with respect to regulating online games and, as a result, there may be overlapping approval requirements with respect to some aspects of our games or our game operations. On February 4, 2016, the SAPPRFT and the MIIT issued the Measures of Internet Publication Service Administration, or the New Internet Publication Measures, which will become effective on March 10, 2016. The New Internet Publication Measures strengthen the supervision of Internet publishing businesses and require that entities in the Internet publishing business apply for a new online publication license and obtain approval from the SAPPRFT prior to the publication of new online games. In addition, under the New Internet Publication Measures Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner. As the New Internet Publication Measures are new and have not yet become effective, the actual implications and reach of the New Internet Publication Measures are still uncertain. Furthermore, as mobile games are a new type of online game, there are uncertainties relating to whether a game developer, such as us, which provides mobile games to mobile device users, needs to obtain a separate operating license in addition to the ICP license that it has already obtained. For any mobile games we launch, we may be required to apply for a separate operating license for the mobile applications. Therefore, we may not be able to obtain timely, or at all, required licenses or any other new license required in the future, and we may be found to be in violation of current or future PRC law and regulations, which could impede our ability to conduct business.

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

We are a party to an Amended and Restated Non-Competition Agreement with Sohu which prohibits us, during the non-competition period (which commenced on January 1, 2009 and ends after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities), from engaging in online portal, search, mobile value-added services and other businesses that Sohu conducted or contemplated conducting as of April 1, 2009, not including the client-end installed MMORPG business and the business associated with the 17173.com Website. See “Major Shareholders and Related Party Transactions” in Item 7 of this annual report. As a result, during such non-competition period, we will not be able to diversify our business into such businesses, other than the client-end installed MMORPG business and the business associated with the 17173.com Website, that Sohu was conducting, or contemplated conducting, as of that date, even if such businesses present growth opportunities for us. In addition, the Amended and Restated Non-Competition Agreement does not prohibit Sohu from engaging in the development and operation of online games other than client-end installed MMORPGs, even during the non-competition period. Any online games (other than client-end installed MMORPGs) that we develop and operate that are not prohibited under the Amended and Restated Non-Competition Agreement may face competition from other online games, including those developed and/or operated by Sohu.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of the date of this report, Sohu holds approximately 68.7% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 95.6% of the total voting power in Changyou due to the additional voting power of the Class B ordinary shares it holds. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of any member of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

Conflicts of interest may arise between Sohu and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements with Sohu. We have agreed to indemnify Sohu with respect to lawsuits and other matters relating to our client-end installed MMORPG business, including operations of that business when it was a business unit of Sohu prior to the carve-out transactions. These indemnification arrangements could result in our having interests that are adverse to those of Sohu; for example, we might have different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Sohu for liabilities incurred (including legal defense costs) in connection with litigation, while Sohu will be the party prosecuting or defending the litigation.

•	Non-competition arrangements with Sohu. We and Sohu have each agreed not to compete with the core business of each other. Sohu has agreed not to compete with us anywhere in the world in the client-end installed MMORPG business during the non-competition period (which commenced on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014) and in the business associated with the 17173.com Website until December 15, 2016. We have agreed not to compete with Sohu in the Internet portal, search, mobile value-added services and any other businesses conducted or contemplated to be conducted by Sohu as of the date of the prospectus for our initial public offering, except for the business associated with the 17173.com Website after we acquired it from Sohu on December 15, 2011. Sohu’s continued operation of a Website through the domain name “game.sohu.com,” however, including providing links through that Web site to PC games, mobile games and Web games, even if they are operated by our competitors, will not constitute a violation by Sohu of its agreement not to compete with us in the business associated with the 17173.com Website, as long as content for and maintenance of such site is primarily provided by our staff.

•	Employee recruiting and retention. Because both Sohu and we operate primarily in Beijing and, after our acquisition of the assets associated with the 17173.com Website, both Sohu and we are engaged in the development and operation of online portals and Web games, we may compete with Sohu in the hiring of new employees, in particular with respect to software development. We have a non-solicitation arrangement with Sohu that restricts Sohu and us from hiring any of the other’s employees.

•	Our board members or executive officers may have conflicts of interest. Dr. Charles Zhang, our Chairman of the Board, is currently also serving as Sohu.com Inc.’s Chairman and Chief Executive Officer and Carol Yu, our Co-Chief Executive Officer, is currently also serving as Sohu.com Inc.’s President and Chief Financial Officer. Some of our board members and executive officers also own shares, restricted share units and/or options in Sohu. Sohu may grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu and us.

•	Use of our cash. Sohu is our controlling shareholder and has significant influence over our company’s actions, including decisions of our board of directors. Sohu may from time to time influence our board of directors to make decisions to use our cash, such as authorizing share repurchase programs, declaring and distributing dividends to our shareholders or refraining from declaring and distributing dividends, which may benefit Sohu but may not be in the best interest of our business or coincide with the interests of our other shareholders.

•	Sale of shares in our company. Sohu may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and Sohu find attractive, and which would complement our respective businesses. Sohu may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

•	Developing business relationships with Sohu’s competitors. So long as Sohu remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other Internet portals in China. This may limit the effectiveness of our online advertisement for the best interest of our company and our other shareholders.

•	Strategic decisions by Sohu may not coincide with our interests. Although our company is a separate, stand-alone entity, we expect to operate, for as long as Sohu is our controlling shareholder, as a part of the Sohu Group. Sohu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Sohu’s decisions with respect to us or our business may be resolved in ways that favor Sohu and therefore Sohu’s own shareholders, which may not coincide with the interests of our other shareholders.

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

While the Chinese economy has grown significantly in the past 35 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. Partly as a result of these measures, the real estate market in the PRC experienced significant declines in those years. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from7.5% in 2012, 7.7% in 2013 and 7.4% in 2014 and 6.9% in 2015. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players or if they cause our advertising clients to reduce their spending for our online advertising services on the 17173.com Website.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct most of our operations in China through our principal PRC WFOEs AmazGame, Gamespace and Beijing Baina Technology, and our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to WFOEs. Our VIEs are generally subject to laws applicable to domestic companies in China. The PRC legal system is based on written statutes and regulations. Prior court decisions may be cited for reference but have limited precedential value. The PRC legal system continues to rapidly evolve, the interpretations of laws and regulations are not always uniform and enforcement of these laws and regulations involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturning of a local government’s decisions by a higher level of government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Due to the lack of interpretation of the CIT Law, it is difficult to ascertain how it will be implemented by the relevant PRC tax authorities. If dividend payments from our wholly-owned subsidiary Changyou.com (HK) Limited, or Changyou HK, or other overseas subsidiaries to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected. If dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC withholding tax, the withholding tax will generally be at a rate of 10% and reduce their investment return and the value of their investments in us.

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on our business operations and our acquisition strategy.

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

Although SAT Announcement 7 is generally effective as of February 3, 2015, it also applies to cases where the PRC tax treatment of a transaction that took place prior to its effectiveness has not yet been finally settled. As a result, SAT Announcement 7 could be determined by PRC tax authorities to be applicable to the historical reorganization of 7Road and our acquisitions of the equity interests of 7Road and MoboTap, and it is possible that these transactions could be determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of 7Road’s or MoboTap’s shares to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfers, and PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty if the transferring shareholders do not pay such obligations and we do not withhold such tax.

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

The CIT Law imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. High and New Technology Enterprises (“HNTEs”) will enjoy a favorable tax rate of 15% for three years, but need to re-apply after the end of the three-year period. “Key National Software Enterprises” can enjoy a further reduced preferential income tax rate of 10% for two years, but need to re-apply after the end of the two-year period. Certain of our PRC Subsidiaries and VIEs qualified as HNTEs and enjoyed reduced tax rates in 2013, 2014 and/or 2015. In addition, one of our PRC subsidiaries qualified as a Key National Software Enterprise (“KNSE”) in 2013 and 2014. However, as a result of a restructuring of the approval process, the State Council recently suspended the acceptance of applications for KNSE status, and it is not clear when, if ever, the acceptance of applications for KNSE status will resume.

In addition, the CIT Law and its implementing regulations provide that “Software Enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. A number of our PRC Subsidiaries and VIEs qualified for exemptions or rate reductions in 2013, 2014 and/or 2015.

There are uncertainties regarding future interpretation and implementation of the CIT Law and its implementing regulations. It is possible that the HNTE, Software Enterprise, and KNSE qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their VAT, will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the CIT Law. Therefore, it is possible that the qualifications of one or more of our PRC Subsidiaries or VIEs will be challenged in the future or that such companies will not be able to take any further actions, such as re-application for qualification, to enjoy such preferential tax treatments. If those operating entities cannot qualify for such income tax or VAT reductions, our effective income tax rate or VAT rate, as the case may be, will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries AmazGame, Gamespace and Beijing Baina Technology, which are subject to limitations and possible taxation under applicable PRC law.

We may need to rely on dividends and other distributions on equity, or loans and advances made by our PRC subsidiaries AmazGame, Gamespace and Beijing Baina Technology to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders or ADS holders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. AmazGame, Gamespace and Beijing Baina Technology are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount of such reserves reaches 50% of the entities’ registered capital. These reserves are not distributable as cash dividends, loans or advances. AmazGame, Gamespace and Beijing Baina Technology may also allocate a portion of their after-tax profits, as determined by their boards of directors, to their staff welfare and bonus funds, which may not be distributed to us. In addition, if AmazGame, Gamespace or Beijing Baina Technology incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made, which could delay or prevent any transfers of funds from our PRC subsidiaries to us.

In addition, there are uncertainties under the CIT Law with regard to the PRC withholding tax on dividends paid by AmazGame, Gamespace and Beijing Baina Technology to our Hong Kong subsidiaries. See “Risk Factors—Risks related to Doing Business in China—There are significant uncertainties under the Corporate Income Tax Law of the PRC, or the CIT Law, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.” Should such dividends be subject to PRC withholding tax or be subject to the usual CIT Law withholding tax rate of 10% rather than the preferential dividend withholding tax rate of 5% provided under the China-HK Tax Arrangement, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders or ADS holders, would be reduced.

Furthermore, we control our principal VIEs Gamease, Guanyou Gamespace and Wuhan Baina Information through contractual arrangements rather than equity ownership. See Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.” To the extent that there is any distributable profit in Gamease, Guanyou Gamespace or Wuhan Baina Information, it may be difficult for these entities to distribute such profit to AmazGame, Gamespace or Beijing Baina Technology, which may further limit the amount that these PRC subsidiaries can distribute to us.

We have suffered currency exchange losses, and we may continue to suffer currency exchange losses if the RMB continues to depreciate relative to the U.S. dollar, and fluctuations in the value of the RMB may have an adverse effect on our shareholders’ investment.

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. In July 2005, China reformed its exchange rate regime by establishing a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The RMB is no longer pegged to the U.S. dollar and the exchange rate will have some flexibility. If the RMB depreciates relative to the U.S. dollar, our revenues as expressed in our U.S. dollar financial statements will decline in value. Also, we currently have outstanding loans from overseas banks that are denominated in U.S. dollars. To repay these loans, we will need to first convert our cash denominated in RMB into U.S. dollars. If the RMB depreciates relative to the U.S. dollar, we will have to use a larger amount of cash in RMB for any such loan repayment. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. On the other hand, our proceeds from overseas financings and from overseas game operations will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

On May 19, 2007, the PBOC announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. On June 19, 2010, the PBOC announced that it has decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate, and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. In February 2014, the center point of the currency’s official trading band hit 6.1146, representing appreciation of more than 11.7% since June 19, 2010. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. In the long term, the RMB may depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

SAFE Rules and regulations may limit our ability to transfer funds we hold overseas to our subsidiaries and VIEs in the PRC, which may adversely affect our business.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Registered Capital of Foreign-invested Enterprises, or Circular 19, which allows foreign-invested enterprises generally to decide when to exchange into RMB their foreign exchange denominated paid-in capital, but only up to a maximum percentage specified by SAFE. The maximum percentage specified by SAFE is currently 100%, but SAFE may choose to adjust the permitted level at any time. The use of any such RMB funds by foreign-invested enterprises is also subject to review and approval by SAFE or local SAFE branches or designated banks. Circular 19 further provides that any such RMB funds of a foreign-invested enterprise may not be used for any purpose outside of the entity’s business scope or if such use would violate the laws and regulations of the PRC. For example, such RMB funds may not be used for the making of RMB-denominated entrusted loans that are not within the enterprise’s business scope, for the repayment of inter-enterprise loans (including third party advances), or for the purpose of relending to third parties RMB-denominated bank loans made to the enterprise. Circular 19 may limit our ability to transfer foreign exchange-denominated funds that we hold overseas to our subsidiaries and VIEs in the PRC, which may adversely affect our business.

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

As Circular 37 is newly-issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations, and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by the SAFE or to complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on the ability of AmazGame, Gamespace and Beijing Baina Technology to pay dividends or make distributions to us and on our ability to increase our investment in AmazGame, Gamespace, Beijing Baina Technology, or in our VIEs.

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

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and third quarter of 2012 and during 2014, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, and the significant instability recently experienced in the worldwide economy, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and such factors may be difficult to predict for any given period. Other factors also could cause significant fluctuations in our operating results, including the timing and success of our new game launches, our costs of developing and launching new games and software, and the level of user activity of our games and software in China during particular fiscal quarters. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

Press reports in 2011 concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern at the time among investors and to have caused the price of the ADSs of various Chinese companies, including us, that are publicly traded in the United States to drop, and similar reports in the future could have a similar adverse effect on the price of our ADSs

In 2011 various prominent western news outlets reported that the MOFCOM and the CSRC, among other Chinese regulatory authorities, might be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures, such as we do, as a means of complying with Chinese laws restricting foreign ownership of certain businesses in China, including online game businesses such as ours. Some of such news reports also sought to draw a connection between accounting issues at certain Chinese companies, which were widely reported at the time, and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops at the time in the market prices of the shares of many Chinese companies, including us. It is possible that in the future there will be increased scrutiny or enhanced regulation by Chinese regulatory authorities of Chinese companies, including us, that use VIE structures. See “If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in telecommunication industry, we could face severe penalties.” In addition, while we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that holders or potential purchasers of our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies and cause fluctuations in the market prices of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the Nasdaq Global Select Market, until December 31, 2015, the trading price of our ADSs ranged from $17.00 to $52.00 per ADS, and the closing sale price on December 31, 2015 was $24.82 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares, our controlling shareholder, Sohu, which holds our Class B ordinary shares, controls 95.6% of the total voting power of our ordinary shares as the date of this report. As a result, the ability of holders of our ADSs to affect the outcome of any matter subject to shareholder vote is very limited.

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

Holders of our ADSs and holders of our Class A ordinary shares will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of the date of this report, there were outstanding 44,986 Class A restricted share units, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share, and outstanding options for the purchase of 3,270,000 Class A ordinary shares at a nominal price.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this report, there were 34,239,420 of our Class A ordinary shares and 70,250,000 of our Class B ordinary shares outstanding. As of the date of this report, there were outstanding 44,986 Class A restricted share units, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share, and outstanding options for the purchase of 3,270,000 Class A ordinary shares at a nominal price. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We might be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our 2015 taxable year ending November 30, 2015. Our expectation is based on our operations and the composition of our earnings and assets (including goodwill) for the 2015 taxable year, including the valuation of our assets based on the market price of our ADSs. However, we currently hold, and expect to continue to hold following this annual report, a substantial amount of cash and cash equivalents, and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate in the future (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). A drop in the market price of our ADSs and an associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. In addition, our actual PFIC status for any taxable year will not be determinable until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each regarded subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

We began operations as the online games business unit within the Sohu Group in 2003. In May 2007, the Sohu Group launched TLBB, its first in-house developed PC game.

In 2007, the Sohu Group reorganized its online games business. As part of the reorganization, Changyou.com Limited was incorporated in the Cayman Islands on August 6, 2007 as an indirect wholly-owned subsidiary of Sohu.com Inc., to hold the PC games business of the Sohu Group. Sohu transferred to us, effective December 1, 2007, all of its assets and operations relating to its PC games business unit, and we assumed all the liabilities associated with Sohu’s PC games business unit. On April 2, 2009, ADSs offered in our initial public offering commenced trading on the Nasdaq Global Select Market. Our principal executive offices are located at Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6192-0800. Our registered office in the Cayman Islands is located at 4th Floor, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Our business operations are primarily conducted in China through our subsidiaries AmazGame; Shanghai Jingmao Culture Communication Co., Ltd., or Shanghai Jingmao; Gamespace; Beijing Changyou Jingmao Film & Culture Communication Co., Ltd., or Beijing Jingmao; Beijing Baina Technology and our significant VIEs and their subsidiaries Gamease, Guanyou Gamespace, Wuhan Baina Information and Shanghai ICE. Our online games business has been the main driver for our revenue growth since Sohu transferred its PC games business to us. In 2010 we began engaging in the cinema advertising business, which has benefitted from strong growth in China’s cinema and movie industry in recent years. In 2011, we began offering online advertising services on 17173.com Website, which is one of the leading game information portals in China, as a main part of our platform channel business. From 2011 to 2015, we also generated revenues from Web games operated and developed by 7Road, the operating company of which we fully divested in 2015. Online games, platform channels and other services (including our cinema advertising business) constitute our three business segments.

The following is a summary of our significant acquisitions and divestments since our initial public offering:

In May 2010, Changyou HK acquired from ICE Entertainment Limited 100% of the equity interests in ICE Entertainment (HK) Limited, or ICE HK. ICE HK holds 100% of the registered capital of our PRC subsidiary ICE Information.

In May 2010, AmazGame, through its wholly-owned subsidiary Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, acquired 50% of the equity interests in Shanghai Jingmao, which primarily engages in the cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in Shanghai Jingmao. In April 2012, in connection with an internal reorganization, Yang Fan Jing He acquired 100% of the equity interests in Beijing Jingmao, from Shanghai Jingmao.

In May 2011, we, through our VIE Gamease, acquired 68.258% of the equity interests in Shenzhen 7Road, which was primarily engaged in the development and operation of Web games, for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that was contingent upon Shenzhen 7Road’s achievement of specified performance milestones through December 31, 2012. On June 26, 2012, we completed the reorganization of Shenzhen 7Road, or the 7Road Reorganization, into a Cayman Islands holding company structure. Upon completion of the 7Road Reorganization, we held 71.926% of the equity interests in 7Road. Also as part of the 7Road Reorganization, 7Road’s indirect PRC wholly-owned subsidiary Shenzhen 7Road Network Technologies Co., Ltd., or 7Road Technology, Shenzhen 7Road and the then shareholders of Shenzhen 7Road, which were our VIE Gamease and the then minority shareholders of 7Road, entered into variable interest entity contractual arrangements, with respect to the ownership, disposition of ownership and control of Shenzhen 7Road.

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

On August 17, 2015, (i) our VIE Gamease completed the sale to Shanghai Yong Chong Investment Center LP, or Shanghai Yong Chong, a PRC limited partnership, of all of the equity interests in Shenzhen 7Road and (ii) our subsidiary Changyou HK completed the sale to Supermax Holdings Group Limited, a British Virgin Islands company, of all of the equity capital of Changyou My Sdn. Bhd, a Malaysia company, and Changyou.com (UK) Company Limited, a United Kingdom company, which are engaged in the online game business in Malaysia and the United Kingdom, respectively. The dispositions included our Web game business and certain other assets. The aggregate consideration for these transactions was $205 million in cash.

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

On December 24, 2013, pursuant to the investment agreement, we acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, we paid $27.6 million to purchase from the Kalends Group a portion of the ordinary shares of TalkTalk held by the Kalends Group, and we invested $20 million in newly-issued ordinary shares of TalkTalk. In March 2015, the Kalends Group transferred additional ordinary shares of TalkTalk held by it to us and TalkTalk issued additional ordinary shares to us pursuant to the investment agreement because RaidCall had failed to achieve certain average daily active account milestones specified in the agreement. As a result, our equity interests in TalkTalk increased to 70% on a fully-diluted basis.

On July 31, 2014, pursuant to an investment agreement among one of our wholly-owned subsidiaries; MoboTap, which is the mobile technology developer behind the Dolphin Browser; MoboTap’s subsidiaries and variable interest entities; and MoboTap’s shareholders, we purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash. In addition, we have the right to purchase up to 10% of the equity interests in MoboTap from the noncontrolling shareholders, at a price of 20% below the IPO price, before a qualified IPO of MoboTap. If MoboTap achieves specified performance milestones for 2016 and certain specified key employees continue their employment with MoboTap at the time the milestones are achieved, but there has not been an IPO by MoboTap, the noncontrolling shareholders of MoboTap will have a one-time right to put to Changyou shares of MoboTap held by them, representing up to 15% of the equity interests in MoboTap, for an aggregate price of up to $53 million. We also acquired from MoboTap for $30 million a zero-coupon convertible bond issued by MoboTap, due in 2019. In January 2016, we reached an agreement with MoboTap pursuant to which MoboTap redeemed $24 million of the convertible bond and we have the option, exercisable at any time when the bond is outstanding, to convert the remainder of the bond at a rate that would increase our interest in MoboTap to 53.1% on a fully-diluted basis if the option is exercised in full.

BUSINESS OVERVIEW

Our three primary businesses are the online game business; the platform channel business, which consists of online advertising and software offerings; and the others business. The online game business and the platform channel business are our core businesses.

We are a leading online game developer and operator in China as measured by the popularity of TLBB and our mobile game TLBB 3D. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used; mobile games, which are played on mobile devices and require an Internet connection; and Web games, which are online games that are played through a Web browser with no local game software installation requirements.

Our platform channel business mainly consists of the operation of the 17173.com Website, one of the leading information portals in China, which provides news, electronic forums, online videos and other information services on online games to game players.

Our other services offerings include the sale, to advertisers, of pre-film cinema advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre.

Our revenues grew from $737.9 million for the year ended December 31, 2013 to $755.3 million for the year ended December 31, 2014, and to $761.6 million for the year ended December 31, 2015. Our net income attributable to Changyou.com Limited decreased from $268.6 million for the year ended December 31, 2013 to a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014, and increased to net income attributable to Changyou.com Limited of $212.8 million for the year ended December 31, 2015.

Online Games

Business model

Our game players typically access our games through personal computers and mobile devices, such as mobile phones and tablets, connected to the Internet. In order to access our PC games, our game access software must be installed in the computer being used. Game players using PCs can typically download our game access software, interim updates and expansion packs directly from our official game Website. Game players access our mobile games by downloading our mobile game applications mostly from third-party mobile application stores or, to a lesser extent, from our official game Website. Prior to the sale of Shenzhen 7Road in August 2015, our online games also included Web games, which became a relatively insignificant part of our online games business following the sale.

Our online games include a variety of genres, including MMOGs, RPGs, MMORPGs, ARPGs, TPSs and CCGs. MMOGs are massive multiplayer online games that allow a large number of players to interact with one another within a virtual world. RPGs are role playing games that allow users to take on the role of a character that can interact within a game’s imaginary world. MMORPGs and ARPGs are subsets of RPGs, with MMORPGs emphasizing the interaction of a large number of players and ARPGs emphasizing real-time action where a player has direct control over characters and enjoys various forms of combat systems. TPSs are third person shooter games that are structured around shooting, where a player can see and control an avatar on-screen in a third-person view. CCGs are collectible card games in which players collect cards and compete to win by using card sets with different functions.

Our games are operated under the item-based revenue model, meaning game players can play our games for free, but may choose to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks. Through virtual items, players are able to enhance or personalize their game environments or game characters, accelerate their progress in our games and share and trade with friends.

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

Self-operated Games

For self-operated games, we determine the price of virtual items based on the demand or expected demand for such virtual items. We may change the pricing of certain virtual items based on their consumption patterns. We host the games on our own servers and are responsible for sales and marketing of the games as well as customer service. Our self-operated games include PC games and mobile games developed in house as well as PC games and mobile games that we license from or jointly develop with third party developers.

Sales of Game Points and Revenue Collection

For self-operated PC games, we collect proceeds through the sale of game points. We sell game points directly to our game players. Game players can purchase game points and charge them to their accounts directly. After logging in to their accounts, game players can choose to pay either from their bank accounts or through other payment methods, including third-party online payment platforms. We also sell prepaid game cards for our PC games to a range of regional third-party distributors and our game players in China. Regional distributors sub-distribute prepaid game cards to retail outlets, including Internet cafés and various Websites, as well as through various online channels, and telecommunications service providers. We typically collect payment from our distributors upon delivery of our prepaid game cards.

For self-operated mobile games, we sell game points to our game players via third-party mobile application stores. Game players purchase game points and charge them to their accounts through the mobile application stores. The mobile application stores in turn pay us proceeds after deducting their pre-agreed revenue-sharing amounts.

For self-operated games that are licensed from or jointly developed with third-party developers, we pay the developers license fees for the exclusive right to operate the games domestically or globally, as well as revenue-sharing payments over the duration of the licenses.

Marketing

For self-operated games, we employ a variety of innovative online marketing methods, including online advertising and in-game marketing, social media, and online-to-offline promotions. We use different methods to target different demographic groups of game players.

For online marketing, we are able to leverage our game information portal, the 17173.com Website, as well as other game Websites to promote our games. We are able to leverage our affiliation with Sohu, and aggregate Sohu’s large user base to our games by advertising on Sohu’s various Websites, which typically provide a direct link to our games. In addition, we use in-game promotional events 24 hours a day, seven days a week. We also create events to rally current and new game players through event-related features, such as offering special holiday-edition virtual items to enhance game player participation at holiday time.

We access online social media by advertising in online videos and marketing our games through various social networking Websites, mobile applications and online forums, to create a vital effect among game players.

For online-to-offline promotion, we employ outdoor multimedia that target our game player base and combine our offline marketing efforts with online social media campaigns to encourage the spread of our games through word-of-mouth.

For mobile games in particular, we work closely with third-party Android mobile application stores in a joint effort to market our games. We use a targeted marketing approach by working with performance-based online advertising platforms such as Guang Dian Tong, where we can target different user groups by gender, demographics, age groups, and other categories. In addition, for games with a specific user group, we advertise on mobile applications, websites and other media outlets that cater to the same user group.

Customer Service

For self-operated and jointly-operated games, we aim to provide quality customer service and be responsive to our game players’ needs. Our game players can seek our customer service support 24 hours a day, seven days a week, either via phone or by submitting their feedback online. In addition, we have physical service centers in Beijing and Tianjin, which are open to walk-in game players during normal business hours. We currently have around 170 dedicated customer service representatives.

Feedback collected by our customer service team and by third-party operators is important to the integration of our product development and game operations teams. The information collected forms the basis of our feedback database, which helps us to design change and upgrade expansion packs for our games. See “—Our Games”

Licensed-out Games

We also authorize third parties to operate our online games. We currently license TLBB and Steel Ocean to third- party operators, including operators in Hong Kong, Malaysia, Vietnam, and Taiwan. We license our mobile games, including TLBB 3D, Qin Shi Min Yue 2, Dashfire and Feng Yun to third-party operators, including operators in Hong Kong, Korea, Macau, Malaysia, Vietnam, Singapore, Taiwan, and Thailand. We also license some of our games, including Feng Yun, to third-party operators in China.

The licensed-out games include PC games and mobile games developed in house as well as mobile games licensed from and jointly developed with third-party developers. Under our licensing arrangements with third-party operators, the operators pay us upfront license fees and we have revenue sharing rights over the terms of the licenses. The licenses are typically for a term of one to three years. We provide updates and expansion packs for the licensed games, typically after we launch the updates and expansion packs in China.

For licensed-out games, the third-party operators are responsible for all operations and costs, including marketing and customer service, as well as the leasing and maintenance of servers.

Our Games

Our online games include games that are developed in-house and games that are licensed from or jointly developed with third-party developers. Each of our games is tested against all the criteria set by our Product Appraisal Committee, irrespective of whether the games are in-house developed or licensed from or jointly developed with third-party developers, and only those games that have successfully passed the tests can move on to the next stage.

In-house Developed Games:

We have adopted an Integrated Product Development procedure where a rigorous set of testing standards set by our Product Appraisal Committee are applied to all in-house developed games at each stage of development. Our game development process generally includes the following key steps, which apply to the development of PC games and mobile games:

•	Identification and Discovery: Identify new opportunities for innovation based on the current needs and demands of target game players. We conduct focus group sessions with our target game players to pitch our ideas and understand their thoughts. The feedback we receive from our game players helps us to generate and develop new concepts for innovative games.

•	Concept Development and Testing: Once a concept has been selected, the design team will formulate a complete plan for the new game, which will include the choice of game titles and characters, core gameplays, and artistic styles. We share the plan with a group of users to test its appeal to game players and the feedback will be reviewed by the Product Appraisal Committee.

•	Prototype and Demo Testing: Once a new game plan passes the review of the Product Appraisal Committee, the design department creates a demo laying out preliminary artistic features and gameplay, which will be further reviewed by game players and the Product Appraisal Committee.

•	Development and Consumer Engagement: If the demo passes a critical review process by the Product Appraisal Committee, the project enters its official development phase. A demo that allows players to play for thirty minutes will be created. The artistic appeal, product quality and user behavior, among other things, will be tested with our game players. The Product Appraisal Committee will then evaluate the game based on the thirty minutes of play and the users’ feedback.

•	Configuration Beta Testing, Close Beta Testing and Open Beta Testing: If the game’s thirty-minute version passes review, it will then be developed to fuller versions that can be played for a consecutive number of days. We then start configuration beta testing with initial marketing to bring a larger group of game players under simulated open market conditions to test and optimize the user experience. We evaluate user conversion rates, user retention, user satisfaction and the game’s payment system, among other things, based on the feedback of game players and mobile platform operators. Lastly, if the game passes all of our testing standards, our Product Appraisal Committee will make the final decision to conduct open beta testing to test the operation of the new game under open market conditions and introduce the new game to players.

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

As of December 31, 2015, we had 1,242 product development personnel responsible for developing new games, as well as game enhancements and expansion packs.

Games Licensed from or Jointly developed with Third-Party developers

We have obtained exclusive licenses to operate and further develop some of our online games from third-party developers in China. For a summary of the primary PC games and mobile games that we currently operate that are licensed from or jointly developed with third parties, see “—Tables—Games Licensed from or Jointly developed with Third-Party developers ”

Existing Game Enhancement

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

Rights from Third Parties to Game Titles and Characters

We have obtained exclusive rights from third parties to develop and operate PC games and mobile games based on their titles and characters. For a summary of the license agreements, see “—Tables—Rights from Third Parties to Game Titles and Characters”

Tables

Key Games in Operation

Name	Type	Genre	Initial Launch Date	In-house developed, licensed or jointly developed	Description

TLBB	PC game	3D martial arts RPG	May 2007	In-house developed	The game features a combination of martial arts-style-fighting and community-building among its game players, with a variety of interesting and interactive gameplay.

Blade Online series	PC game	2.5D martial- arts RPG	Blade Online (BO) in October 2004; Blade Hero II (Blade Hero 2) in September 2009	In-house developed	Consists of two PC games, Blade Online and its sequel Blade Hero 2. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth.

Warframe	PC game	3D TPS	Sep 2015	Licensed	A Sci-fi themed shooter game licensed from Canada. Players fight in a galactic environment, while exploring unlimited worlds and battle scenes.

Duke of Mount Deer	PC game	3D martial arts RPG	July 2011	In-house developed	An in-house developed 3D martial arts MMORPG adapted from Louis Cha’s final novel, which combines four different types of combat: Magic, Taoism, Martial arts and Firearms.

Da Hua Shui Hu	PC game	2D Q-style RPG	March 2010	Licensed	Based on a story from one of the four great classical novels of Chinese literature “Outlaws of the Marsh,” which is about the adventures of 108 heroes in the Northern Song dynasty. Changyou has permanent rights to operate this game.

Steel Ocean	PC game	3D TPS	May 2015	In-house developed	Developed using the Unreal 3 engine, the game features realistic graphics based around a vivid ocean landscape, and allows players to experience fierce battles from airplanes, ships and submarines.

TLBB 3D	Mobile game	3D martial arts RPG	October 2014	In-house developed	Adapted from Louis Cha’s novel of the same name, the game re-enacts the story of the original novel and blends in some of the elements of the PC version of the game.

Feng Yun	Mobile game	3D martial arts RPG	November 2015	In-house developed	A martial-art themed MMO game based on a popular Hong Kong comic that was adapted for movies and a TV series.

Legend of Sword and Fairy 5	Mobile game	3D CCG	December 2015	In-house developed	A real-time card combat game, based on a successful offline PC game.

Games Licensed from or Jointly developed with Third-Party developers

Year	Games	Genre	Licensed/Jointly developed	Developer
2003	Blade Online*	PC game	Licensed	A Beijing game studio

2010	Da Hua Shui Hu	PC game	Licensed	A China game studio

2015	Warframe	PC game	Licensed	A Canadian game studio
*	In 2007, we obtained the rights to the source code of Blade Online. We own the rights to all improvements we make to Blade Online.

Rights from Third Parties to Game Titles and Characters

IP	Game Genre	Authorized Rights	Licensed from

Blade Hero	PC game	Exclusive right to adapt and operate in mainland China	Pixel Game

TLBB	PC game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Louis Cha

Duke of Mount Deer	PC game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Louis Cha

Legend of Sword and Fairy	PC game	Exclusive worldwide right to adapt and operate	Softstar Technology

Qin Shi Ming Yue	Mobile game	Exclusive worldwide right to adapt and operate	Xuanji Technology.

Ten of Louis Cha’s martial arts novels including TLBB	Mobile game	Exclusive right to adapt and operate in mainland China	Louis Cha

Feng Yun	Mobile game	Exclusive worldwide right to adapt and operate	Jonesky (HK) Limited

Six of Huangyi’s martial arts novels including Twin of Brothers	Mobile game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Chinese Gamer

Xuan Yuan Jian	Mobile game	Exclusive worldwide right to adapt and operate	Softstar Technology

Kiseki Series and Ys Seven	Mobile game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau, Taiwan, Singapore and Malaysia	Nihon Falco

Platform Channel Business

17173. com Website

The 17173.com Website was launched in 2000 as the first online game information portal in China. With over 800 game zones and tens of millions of monthly unique visitors, the 17173.com Website is one of the largest game information and community Websites in China. With its high brand awareness, credibility, and strong relationships with advertisers, the 17173.com Website has become one of the preferred marketing platforms for domestic game companies, including our own. In addition, we work with users on the 17173.com Website to evaluate and improve the play quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website.

Services and Products Offered to Online Advertisers

Our offerings enable advertisers to post their advertisements in different forms, including text, rich media and video advertisements. Our online advertising products include banners, links, logos, buttons and stream advertisements placed on our Websites and sponsorships that typically focus on a particular event or a particular Website area. We charge most advertisers a fixed fee based on the length of time an advertising campaign runs, and fees vary based on whether advertisements run on PCs or mobile devices. We also adopted the Cost Per Impressions pricing model to cater to different advertisers, and particularly small-sized advertisers. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within the 17173.com Website. Discounts from standard rates are typically provided for higher volume, longer-term advertising contracts, and may be provided for promotional purposes.

Services and Products Offered to Individual Users

We are focused on providing players with game-related media services such as news, online communities, and video for PC games, mobile games and Web games. To cater to different viewing habits, we have also launched a variety of products on mobile applications and on HTML5. We have also built a specialized and integrated online media portal that works seamlessly across devices.

During the year ended December 31, 2015, there were a total of 194 companies advertising on the 17173.com Website and applications. Our end customers include leading online game companies in China, as well as independent game studios.

Other Platform Channel Products

We offer a number of software applications for PCs and mobile devices, such as the Dolphin Browser and RaidCall. RaidCall provides online music and entertainment services, primarily in Taiwan, and the Dolphin Browser is a gateway to a host of user activities on mobile devices, with the majority of its users based in Europe, Russia and Japan.

Other Service Offerings

We sell pre-film cinema advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre, to advertisers. Most of the advertisements are in the form of video advertisements. We sign contracts with individual cinema theatres for the rights to sell their pre-film cinema advertising slots. These contracts are for an average period of two to three years. As of December 31, 2015, we had the right to sell pre-film cinema advertising slots at approximately 700 cinema theatres in China.

We charge most advertisers on a per-advertising slot basis or on a pre-determined period basis with fixed fees. Our standard prices for advertising slots vary depending on the location of the cinema theatre. Discounts from standard rates are typically provided for longer-term advertising contracts, and may be provided for promotional purposes.

Intellectual Property and Proprietary Rights

We regard our intellectual property and proprietary rights as critical to our success. We rely on trademark law, copyright law, patent law and trade secret protection to protect our intellectual property rights. We enter into non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us. In addition, we fragment our source codes so that no one employee, other than certain of our executive officers, has access to our entire source codes for a game. Product development personnel are only given access to the specific portions of the source codes that they need to work with at a particular time. In addition, all of the computers used by our game development personnel are closed circuit and do not have access to the Internet, so that we can protect our source codes and other proprietary information from being emailed out of our closed circuit system and misappropriated. However, we cannot guarantee that our measures to protect our intellectual property are sufficient. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We are the registered owner of 259 software copyrights and 421 fine arts work copyrights in China, each of which we have registered with the National Copyright Administration of the PRC or Guangdong Copyright Administration.

We are the registered owner of 218 domain names that we use in connection with the operation of our business, including our official Changyou Website, changyou.com and 17173.com. We also license the right to use certain of Sohu’s domain names, which we will continue until Changyou develops independent brand recognition, at which time we plan to phase out our use and licenses of certain of Sohu’s domain names.

We are the registered owner of 2,336 registered trademarks and have applied for the registration of another 569 trademarks in the PRC, including those related to our company name and our online games and other businesses. We are the registered owner of 266 registered trademarks and have also applied for 332 trademarks in countries and regions such as Taiwan, Hong Kong, the United States, Europe, Japan, Malaysia, South Korea, Indonesia and Brazil relating to our company name, and our online games and other businesses. We have registered four trademarks in Taiwan and six trademarks in the European Union and six trademarks in the South Korea relating to TLBB. However, we cannot assure you that we will be able to obtain the trademarks we have applied for. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We have registered 182 patents and have 116 patent applications pending which are related to the design of our games and technology intended to enhance the functionality of our games, but these patent applications may not be approved. See “Risk Factors” for discussions of various risks relating to intellectual property.

Technology Infrastructure

We support our operations with a network of reliable and secure physical and cloud-based servers that have fully supported our operations for many years. As of December 31, 2015, we maintained for our online game business approximately 7,634 physical servers that are located in Internet data centers in 18 major cities in China, and 1,778 cloud-based servers that are spread across mainland China, Hong Kong and North America. Together, these servers have a sufficient amount of bandwidth and capacity to accommodate up to 6.5 million concurrent game players

In order to enhance our game players’ experience and to improve connectivity, we have located our physical game servers in a number of regions throughout China. This allows our players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high-quality services for our game players, we work with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.

We have a professional technical support team that specializes in maintaining our quality technology infrastructure and online operating platform. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to track our concurrent online users in real time, and discover and fix hardware or software problems on our server network in a timely fashion.

Competition

In the online games industry, we compete principally with the following three groups of competitors in China:

•	online game developers and/or operators in China that are publicly traded in the United States and in Hong Kong, including Tencent Holdings Limited, NetEase.com, Inc., Kingsoft Corporation Limited, IGG Inc. and NetDragon Websoft Inc.;

•	other companies in China devoted to game development and/or operation that are publicly traded in China, such as Kalends Inc., Ourpalm Corporate limited, Century Cruises (formerly known as Giant Interactive Group Inc.), or privately-held companies, usually backed by venture capital or private equity, including Da Xing (formerly known as Perfect World Co., Ltd.) and Shulong Technologies (formerly known as Shanda Games Limited); and

•	international competitors.

In the online advertising industry, our game information portal operated through the 17173.com Website currently competes in China with, among others, the following game information portals:

•	Duowan.com, operated by YY Inc.; and

•	game.sina.com.cn, operated by Sina Corporation.

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

Facilities

Our principal offices are located in several office buildings in Beijing, Fuzhou and Wuhan in China, which comprise an aggregate of approximately 95,266 square meters, including 23,767 square meters of leased properties. Our leases for those leased properties expire between March 2016 and September 2019.

In August 2009, we purchased an office building of approximately 14,950 square meters in Beijing, for consideration of approximately $33.4 million. In August 2010, we entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as our headquarters, for consideration of approximately $171 million. We occupied the office building in December 2013. As of December 31, 2015, we leased additional office space in Beijing of approximately 6,308 square meters. We also leased office space of approximately 17,459 square meters in other cities in the PRC and in other countries.

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

The MIIT promulgated the Administration Measures for Telecommunications Business Operation, or the Telecom License Measures, in April 2009. The Telecom License Measures include requirements and procedures for obtaining licenses for value-added telecommunications services and provide for a distinction between such a license granted solely for operations within a particular province and such a license granted for “trans-regional” (or multiple-province) activities. Operations under a value-added telecommunications services license must be conducted in accordance with the specific terms of the license. In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, and amended in January 2011. Under the Internet Measures, providers of Internet content services, or ICPs, must obtain a value-added telecommunications license, or ICP license, from governmental authorities before engaging in any commercial ICP operations within the PRC. Each of Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information has obtained an ICP license.

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

In July 2006, the MIIT released a Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for telecommunications business license applicable to its business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet content services, or an ICP license, as a type of value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Our VIEs, rather than our subsidiaries hold ICP licenses, own our domain names, and hold or have applied for registration in the PRC of trademarks related to our games and our 17173.com Website and own and maintain facilities that we believe are appropriate for our business operations.

In view of the restrictions on foreign direct investment in the telecommunications sector, we established or acquired our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information to engage in value-added telecommunications services. For a detailed discussion of our VIEs, please refer to “Organizational Structure” in Item 4. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign ownership of value-added telecommunications services. See “Risk Factors—Risks Related to Our Corporate Structure and PRC Law and Regulations—If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in telecommunication industry, we could face severe penalties.”

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

PRC law does not prohibit ICPs from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. In addition, the PRC government has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in any illegal activity on the Internet. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damages caused to our users.

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

On August 21, 2014, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information or the Order. Most requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions as discussed elsewhere in this annual report. Under the Order, these requirements are often stricter and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, the operator must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. The Order states that violators may face penalties that include warnings, fines, and disclosure to the public and, in severe cases, criminal liability.

On August 21, 2014, the Supreme People’s Court promulgated the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law to Trial of Civil Dispute Cases over Infringement Upon Personal Rights and Interests by Using Information Networks, pursuant to which if an ICP operator discloses online genetic information, medical records, health examination data, criminal records, home addresses, private events or other private personal information of a natural person, and such disclosure causes damage to a natural person, the aggrieved person will be entitled to hold the ICP operator liable. It also specifies that an ICP operator will not be liable for the disclosure of such personal information if: (i) the information is made public with the written consent of the person; (ii) the information is made public for the purpose of promoting the public interest and the information disclosed is limited to the scope necessary for such purpose; (iii) the information is made public by schools or scientific research institutions; (iv) the information has been made public by the person himself; or (v) the personal information was obtained through legal channels.

The Measures on Punishment for Infringement of Consumer Rights promulgated by SAIC, which became effective in March, 2015, stipulate that business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and usage of information, and obtain the consent of consumers. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) illegally divulge, sell or provide personal information of consumers to others; or (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

The Standing Committee of the National People’s Congress issued the Amendment (IX) to the Criminal Law of the People’s Republic of China, which came into effect in November 2015, to strengthen the protection of personal information and Internet security. Under certain circumstances, network service providers who do not perform their duties of safety management on information networks as required by laws and administrative regulations, and who do not correct their conduct after regulatory authorities order them to correct their non-compliance, may be subject to imprisonment for up to three years, criminal detention or public surveillance in addition to fines.

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

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the SAPPRFT before publishing foreign electronic publications. The Tentative Measures for Internet Publication Administration, or the Internet Publication Measures, which were jointly promulgated by the SAPPRFT and the MIIT and became effective in 2002, impose a license requirement for any company that intends to engage in Internet publishing, which is defined as any act by an ICP to select, edit and process content or programs and to make such content or programs publicly available on the Internet. As the provision of online games is deemed to be an Internet publication activity, an online game operator must obtain an Internet publishing license and an authorization codes for each of its games in operation in order to directly make those games publicly available in the PRC. Although the Internet Publication Measures do not specifically authorize such a practice, an online game operator is generally able to publish its games and obtain authorization codes for those games through third-party licensed electronic publishing entities and register the games with the SAPPRFT as electronic publications. The New Internet Publication Measures issued by the SAPPRFT and the MIIT, which will become effective on March 10, 2016 and will replace the Internet Publication Measures, require that entities in the Internet publishing business apply for a new online publication license and obtain approval from the SAPPRFT prior to the publication of new online games. In addition, under the New Internet Publication Measures Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner. As the New Internet Publication Measures are new and have not yet become effective, the actual implications and reach of the New Internet Publication Measures are still uncertain.

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed PC games, Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively. TLBB, BO, BH2 and some of our other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing licenses at the time those online games were made publicly available. TLBB, BO and BH2 and certain of our other existing games are currently published under an Internet publishing license held by Gamease. Current PRC regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like ours are acknowledged by the SAPPRFT, in view of the lack of formal interpretation regarding this issue, the SAPPRFT might challenge our current and past practices and could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

The MOC issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. Gamease obtained an Online Culture Operating Permit in January 2008, which was re-certified in October 2015; Guanyou Gamespace obtained an Online Culture Operating Permit in June 2011, which was re-certified in November 2014; and Shanghai ICE obtained an Online Culture Operating Permit in December 2010, which was re-certified in January 2014.

The Interim Measures for the Administration of Online Games, or the Online Game Measures, issued by the MOC, which took effect on August 1, 2010, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures (i) requires online game operators to protect the interests of online game users and specify certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games and (iv) requests online game operators to promote real-name registration by their game users. We filed our games TLBB, BO, BH2, and certain of our other existing games with the MOC. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any required new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the SAPPRFT Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the SAPPRFT and receive from the SAPPRFT an Internet publishing license. Our VIEs Gamease and Guanyou Gamespace have obtained Internet publishing licenses from the SAPPRFT. In addition, the SAPPRFT Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of offshore online games in China also must be examined and approved by the SAPPRFT.

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

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress enacted the Decision on Internet Security Protection in 2000, and amended it in August, 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites. The Standing Committee of the National People’s Congress released a draft Internet Security Law and began to solicit public opinion in July, 2015. The draft Internet Security Law, if enacted, will impose strict Internet security legal requirements particularly on network operators, and will call for strengthened protection of user information and privacy information.

In 2004, the MOC issued a Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MOC. We have submitted the relevant filing documents to the MOC for the filing of all of our online games in operation.

In 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Games emphasizing the PRC government’s intent to foster and control the development of the online game industry in China and providing that the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

In April, 2009, the MOC issued a Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Games, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC.

Internet Café Regulation

Internet cafés are required to obtain an Online Culture Operating Permit from the MOC and file the permit with the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, ages of customers and hours of operation. In 2004, the MOC, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension was generally lifted in 2005, local authorities have the authority in their discretion to control the number of new licenses and determine the recipients of new licenses. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arson or other incidents in or related to Internet cafés. On February 15, 2007, the MOC and other relevant government authorities jointly issued a Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which suspended nationwide approval for the establishment of new Internet cafés in 2007 and imposed tougher penalties for Internet cafés admitting minors. In 2008, 2009 and 2010, the MOC, the SAIC and other relevant government authorities, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing Internet cafés which accept minors, cracking down on Internet cafés without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and Websites, and improving the coordination of regulation of Internet cafés and online games. As many of our customers access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of stricter Internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base. In September 2015, the MOC and MPS issued a Notice on Further Strengthening the Supervision of Games and Entertainment Places to Promote the Healthy Development of the Industry, which specifies that regulatory authorities must examine the validity of the business license of a games and entertainment enterprise and inspect its place of operation before approving the enterprise’s application for the issuance of a license for operation of an entertainment business.

Online Audiovisual Transmission

The SAPPRFT issued the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks, which were effective in October, 2004, and amended on August 28, 2015. Under these measures, Websites engaging in the business of network audiovisual program dissemination are required to obtain a permit for the network transmission of audiovisual programs from the SAPPRFT.

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

Advertisings Services

Under the Administrative Regulations for Advertising Licenses and the Implementation Rules for the Administrative Regulations for Advertising, issued by the State AIC and effective in January, 2005, broadcast stations, television stations, newspapers and magazines, non-corporate entities and other specified entities are required to obtain a license that is specifically for their advertising services. Other enterprises are only required to include advertising services within their overall business licenses. Both of Guanyou Gamespace, which is the operator of our online advertisement business, and Shanghai Jingmao, which primarily engages in the cinema advertising business, have business licenses that include advertising services. The Advertising Law of the People’s Republic of China, or the New Advertising Law, issued by the Standing Committee of the National People’s Congress and effective on September 1, 2015, which was a major overhaul of an advertising law issued in 1994, increased the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law provides that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display the “close” sign prominently and ensure one-key closing of the pop-up windows.

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

Virtual Currency

On February 15, 2007, the MOC, the PBOC and other relevant government authorities jointly issued the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice limits the total amount of virtual currency that may be issued by online game operators and the amount that may be purchased by individual game players, and includes a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency may only be used to purchase virtual items.

On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. The Virtual Currency Notice is mainly targeted at lottery-based activities relating to the “treasure boxes” found in some online games.

On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which defines the terms “issuing enterprise” and “trading enterprise” and stipulates that the same enterprise may not be both an issuing enterprise and a trading enterprise.

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

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. As of the date of this report, Sohu held through subsidiaries approximately 68.7% of the combined total of our outstanding Class A and Class B ordinary shares and controlled approximately 95.6% of the total voting power in us.

As of the date of this annual report, the following are our principal wholly-owned subsidiaries:

•	Changyou.com (HK) Limited, or Changyou HK, incorporated in Hong Kong on August 13, 2007 as a direct wholly-owned subsidiary of Changyou. Changyou HK is our intermediate offshore holding company for our operations in China and overseas.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, incorporated in the PRC on September 26, 2007 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, incorporated in the PRC on April 30, 2009 and acquired by us in January 2011 as a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, incorporated in the PRC on October 29, 2009 as a WFOE and a direct wholly-owned subsidiary of Changyou HK.

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, incorporated in the PRC on April 22, 2010 as a direct wholly-owned subsidiary of AmazGame. In June 2015 AmazGame transferred to Shenzhen Brilliant Imagination Technologies Co., Ltd, which is an indirect wholly-owned subsidiary of Changyou HK Webgames, 100% of the equity interests in Yang Fan Jing He.

•	Beijing Changyou Jingmao Film & Culture Communication Co., Ltd., or Beijing Jingmao, incorporated in the PRC on November 16, 2010 and a direct wholly-owned subsidiary of Yang Fan Jing He.

•	Changyou.com Webgames (HK) Limited, or Changyou HK Webgames, incorporated in Hong Kong on September 21, 2011 and a direct wholly-owned subsidiary of Changyou HK.

•	7Road.com Limited, or 7Road, incorporated in the Cayman Islands on June 15, 2011 and a direct wholly-owned subsidiary of Changyou HK Webgames.

•	7Road.com HK Limited, or 7Road HK, incorporated in Hong Kong in July 2011 as a direct wholly-owned subsidiary of 7Road.

•	Shenzhen Brilliant Imagination Technologies Co., Ltd., or Brilliant Imagination, incorporated in the PRC on April 18, 2014, as an indirect wholly-owned subsidiary of Changyou HK Webgames.

•	Glory Loop Limited, or Glory Loop, incorporated in British Virgin Islands on June 23, 2014 as a direct wholly-owned subsidiary of Changyou HK.

As of the date of this annual report, we also have the following principal majority-owned subsidiaries:

•	MoboTap Inc., or MoboTap, a Cayman Islands company, 51% of which Glory Loop acquired on July 31, 2014.

•	MoboTap Inc. Limited, or MoboTap HK, a Hong Kong company which is a wholly-owned subsidiary of MoboTap.

•	Baina Zhiyuan (Beijing) Technology Co., Ltd., or Beijing Baina Technology, a PRC company which is a wholly-owned subsidiary of MoboTap HK.

In order to comply with PRC law restricting foreign ownership in the online game business and platform channel business in China, we conduct the operations of our online game business and our platform channel business in China through our principal VIEs.

The following is a summary of our principal VIEs as of the date of this report:

•	Gamease

Gamease was incorporated in 2007. In the second quarter of 2015, we completed the transfer of the equity interests in Gamease held by Tao Wang, our former Chief Executive Officer, and Dewen Chen, our Co-Chief Executive Officer, to Beijing Century High Tech Investment Co., Ltd., or High Century, which is a PRC company and a VIE of Sohu.com Inc. that is held 80% by Charles Zhang, our Chairman of the Board, and 20% Wei Li, an employee of Sohu. As a result of these transfers, High Century holds a 100% interest in Gamease.

Shanghai ICE, which is a wholly-owned subsidiary of Gamease, was acquired by Changyou in 2010. In October 2015, Runa Pi and Rong Qi, who are our employees and who each held a 50% equity interest in Shanghai ICE, transferred all of their equity interests in Shanghai ICE to Gamease. As a result of these transfers, Gamease holds a 100% interest in Shanghai ICE.

•	Guanyou Gamespace

Guanyou Gamespace was incorporated in 2010. In July 2015, Tao Wang and Dewen Chen transferred their equity interests in Guanyou Gamespace to Gamease, and in the same month Gamease transferred its equity interests in Guanyou Gamespace to Beijing Changyou Star Digital Technology Co., Ltd., or Changyou Star, which was incorporated in 2015 and is owned 50% by Dewen Chen and 50% by Jie Liu, a Changyou employee. As a result of these transfers, Changyou Star holds a 100% interest in Guanyou Gamespace.

•	Wuhan Baina Information

Wuhan Baina Information was incorporated in 2010. In October 2015, Gamease transferred its 60% equity interest in Wuhan Baina Information to Changyou Star. As a result of the transfer, Changyou Star holds a 60% interest in Wuhan Baina Information, and Yongzhi Yang holds a 40% interest in Wuhan Baina Information.

Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information hold the key licenses and permits required to operate our business and are controlled by AmazGame, Gamespace and Beijing Baina Technology, respectively, through a series of contractual arrangements. AmazGame, Gamespace and Beijing Baina Technology perform substantially all of our product development and technical support functions, which they provide to Gamease, Guanyou Gamespace and Beijing Baina Technology pursuant to contractual arrangements.

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

Overview

Our three primary businesses are the online game business; the platform channel business, which consists of online advertising and software offerings; and the others business. The online game business and the platform channel business are our core businesses. We are a leading online game developer and operator in China as measured by the popularity of TLBB and our mobile game TLBB 3D. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local game client-end access software be installed on the computers used; mobile games, which are played on mobile devices and require an Internet connection; and Web games, which are online games that are played through a Web browser with no local game software installation requirements. For the three months ended December 31, 2015, the online games that we operate had approximately 7.3 million total average monthly active accounts and 2.1 million total active paying accounts. The revenues generated from the online games are classified as online game revenues.

Our platform channel business mainly consists of the operation of the 17173.com Website, one of the leading information portals in China, which provides news, electronic forums, online videos and other information services on online games to game players.

Our other services offerings include the sale, to advertisers, of pre-film cinema advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre.

Our revenues grew from $737.9 million for the year ended December 31, 2013 to $755.3 million for the year ended December 31, 2014, and to $761.6 million for the year ended December 31, 2015. Our net income attributable to Changyou.com Limited decreased from $268.6 million for the year ended December 31, 2013 to a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014, and increased to net income attributable to Changyou.com Limited of $212.8 million for the year ended December 31, 2015.

Factors Affecting Our Results of Operations

Our results of operations are affected by several key factors, including the following:

General economic conditions affecting our business

We have benefited from general conditions typically affecting the online game, online advertising and cinema advertising industries in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending and increases in advertising spending; the increasing use of the Internet with the growth of personal computers, mobile phones and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in our online game business, our online advertising, or our cinema advertising business or that if there is a slowdown, such slowdown will not have a negative effect on those businesses. For example, a slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and during 2014 and 2015, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, the significant instability recently experienced in the worldwide economy, with growth in the United States slowing, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and other such factors may lead in the future to decreases in the level of disposable income of our game players and negatively affect their spending on playing online games, as well as decreases in the advertising spending of our advertisers, who are typically other leading online game companies in China.

Our ability to maintain popular online games

The popularity of our games drives the growth of our game player base, which is the key component driving the sales and consumption of our virtual items and thus our revenues. To maintain and grow the popularity of our games, we must diligently maintain the quality of the games and continually enhance the games to meet game player preferences. We solicit feedback from our game players and have a dedicated product development team that helps us to identify market trends and user preferences. For TLBB, we typically provide weekly updates and more substantial enhancements in the form of expansion packs every few months. For mobile games such as TLBB 3D, we provide updates and expansion packs on a more frequent basis. If we fail to meet game player demands and maintain their satisfaction from playing our games, game players may leave the game, which would have an adverse effect on our revenues.

The shift away from PC games to new game products and services, and to mobile games in particular

For several years we have relied, and currently rely, on our popular game TLBB for a substantial portion of our revenues. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as game players increasingly switch to mobile devices to access online games. As a result, we consider it to be essential to the prospects for the growth of our online game business that we shift considerable resources to the development of mobile games. Mobile games, even if successful, tend to have shorter lifespans than PC games, as the attention of users tend to shift rapidly away from existing mobile games, even those that are initially very successful, to mobile games that are new to the market. For example, our mobile game TLBB 3D was quite popular upon its launch in late 2014, but declined in popularity through 2015. We therefore consider it to be important for us to create a substantial pipeline of mobile games, either through in-house development, or through the licensing of rights from third-party developers. We also must anticipate that a number of our mobile games will not be accepted by the game-player market, even upon initial launch. Further, we generally operate, and expect that we will continue to operate, mobile games primarily through third-party platforms that require that we enter into revenue-sharing arrangements that provide for significant revenue-sharing payments to the operators of the platforms, and that, accordingly, our profit margins from mobile games are, and are likely to be, lower than those that we enjoy from PC games.

Product development and sales and marketing expenses

Developing and marketing a new online game and maintaining its popularity in the market requires a commitment of significant resources, including product development and sales and marketing expenses. We typically incur such expenses several quarters before such games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover our product development and sales and marketing expenses. In addition, because our product development strategy is to focus on a limited number of high-quality games, the failure of a small number of these games could adversely impact our growth rate.

Our sales and marketing expenses for platform channel business increased significantly during 2013 and 2014. We believe that it is unlikely that we will be able to recoup those expenses.

The cost of attracting and retaining game development personnel

Competition in the online game industry in China is intense, making it increasingly costly to retain and motivate existing talent and to attract new talent necessary for the growth of our business. Many of our competitors have been aggressively hiring game development personnel. If we are unable to retain our current talent and to attract new talent, we may have difficulty developing new games or enhancements for our existing games or meeting our development schedule, which could have an adverse impact on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Our Business and Our Industry—Our business may not succeed in a highly competitive market.” in Item 3.

Attempted monetization of platform channel business apart from 17173.com Website

During 2013 and 2014 we made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase our staffing levels, with the goal of expanding and promoting our platform channels beyond the online advertising business operated by the 17173.com Website, including our acquisitions of RaidCall, MoboTap and several other entities offering Internet software products and services. However, we have had only limited success to date in generating revenues from such products and services.

As a result, it is unlikely that we will be able to recoup the investments we made in assets, marketing and staffing for the platform channel business.

Any restrictions imposed by PRC law on payments from our principal VIEs to our principal subsidiaries pursuant to contractual arrangements and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business.

We conduct a substantial portion of our operations through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, which generate nearly all of our revenues. As our principal VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our principal PRC subsidiaries AmazGame, Gamespace, and Beijing Baina Technology entered into a number of contracts with their corresponding VIEs, pursuant to which the VIEs pay the PRC subsidiaries for certain services that the PRC subsidiaries provide to their corresponding VIEs. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, which effectively reduce the amount that we receive from the VIEs. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may adversely affect our ability to receive payments from the VIEs or the amount of such payments.

Government regulation imposed on online game industry

The Chinese government is formulating new regulations to further strengthen supervision of the online game industry. These regulations may increase our compliance costs, delay the release of our new games and new expansion packs for existing games, and restrict the access of certain groups of players, such as minors, to our games, which in turn may significantly affect our operating results. See “Risk Factors—Risks Related to Our Business and Our Industry”

Critical Accounting Policies and Management Estimates

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

Our financial instruments include cash equivalents, restricted time deposits, accounts receivable, short-term investments, prepaid and other current assets, investment in debt securities and other non-current assets, short-term and long-term accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, short-term and long-term bank loans and other short-term liabilities.

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

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities and are included in long-term investments. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in our consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

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

Receipts in advance and deferred revenues

For our operation of PC games, the proceeds received from sales of prepaid game cards are initially recorded as receipts in advance. For the online advertising and cinema advertising services, cash payments, which are received in advance of the delivery of services pursuant to applicable advertising contracts, are recorded as receipts in advance.

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

Contingent consideration

The acquisition of Doyo includes a contingent consideration arrangement that required additional consideration to be paid by us based on the financial performance of Doyo for the fiscal years 2013 through 2015. The fair value of the contingent consideration was recognized on the acquisition date using the income approach/ discounted cash flow method with a scenario analysis applied. There were no indemnification assets involved.

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

In accordance with ASC subtopic 480-10, we calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii). On May 1, 2013, we entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders and all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease. The acquisition closed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, $2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interest in 7Road over the purchase price as of the closing date, was recorded in our equity accounts. As Gamease held all of the equity interests in Shenzhen 7Road following the closing of the acquisition, no mezzanine equity existed as of December 31, 2013, 2014 and 2015.

Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in our consolidated financial statements consist primarily of non-controlling interests for Raidcall and MoboTap.

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

Functional currency and foreign currency translation

Functional currency

An entity’s functional currency is the currency of the primary economic environment in which it operates, and normally is the currency of the environment in which the entity primarily generates and expends cash. Our management’s judgment is essential to determine our functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of Changyou.com Limited and our subsidiaries in the United States, the Cayman Islands, the British Virgin Islands and Hong Kong is the U.S. dollar. The functional currencies of our subsidiaries and VIEs in other countries are the national currencies of those counties, rather than the U.S. dollar.

Foreign currency translation

Financial statements of entities with functional currencies other than the U.S. dollar are translated into the U.S. dollar, which is the reporting currency. Assets and liabilities are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the year, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from foreign currency translation to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of comprehensive income.

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

Online game business

Our online game business offers to game players PC games, mobile games and Web games. All of our games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items. Revenues that we generate from self-operated and licensed out online games are included in online game revenues.

Self-Operated Games

We are the primary obligor of the self-operated games. We host the games on our own servers and are responsible for the sale and marketing of the games as well as the customer services. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile application stores, but are net of business tax and discounts to game card distributors where applicable. We obtain revenues from the sale of in-game virtual items. Revenues are recognized over the estimated lives of the virtual items purchased by game players or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

PC games

Proceeds from the self-operation of PC games are collected from players and third-party game card distributors through sales of our game points on online payment platform and prepaid game cards. Self-operated PC games are either developed in house or licensed from third-party developers. For licensed PC games, we remit a pre-agreed percentage of the proceeds to the third-party developers, and keep the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in our cost of revenues.

Mobile games

For self-operated mobile games, we sell game points to our game players via third-party mobile application stores. The mobile application stores in turn pay us proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly developed mobile games, we remit a pre-agreed percentage of the proceeds to the third-party developers, and keep the balance pursuant to revenue-sharing agreements.

Such revenue-sharing amounts paid to mobile application stores and third-party developers are included in our cost of revenues.

Web games

Proceeds from self-operated Web games are collected from our players through the sale of game points.

Licensed Out Games

We also authorize third-parties to operate our online games. The licensed out games include PC games, mobile games and Web games developed in house and mobile games jointly developed with third-party developers. We receive monthly revenue-based royalty payments from all the third-party licensee operators. We receive additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate our games in specified geographic areas. Since we are obligated to provide post-sale services, the initial license fees are recognized as revenue ratably over the license period, and the monthly revenue-based royalty payments are recognized when relevant services are delivered, provided that collectability is reasonably assured. We view the third-party licensee operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services. We remit to the third-party developers a pre-agreed percentage of revenues from jointly developed and licensed out mobile games, and recognize revenues on a net basis.

Platform channel business

Our platform channel business mainly consists of the game information portal operated on the 17173.com Website, the Dolphin Browser and RaidCall. Our platform channel business generates online advertising revenues, which are derived primarily from the 17173.com Website; IVAS revenues, which are derived from other products and services that we offer; and a small amount of revenue derived from online games operated by MoboTap.

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

Dolphin Browser, RaidCall and wan.com Website

We provide IVAS through our operation of software applications for PCs and mobile devices, such as Dolphin Browser and RaidCall. Prior to March 2015, IVAS revenues also included revenues generated from the wan.com Website. Revenues from IVAS are recognized under the gross method, as we are the principal obligor for provision of the services.

Online game revenues generated from MoboTap

We generate a small amount of online game revenues from our in-house developed or licensed games operated by MoboTap. Such revenues are recognized under the gross method, as we are the principal obligor for provision of the services.

Others business

Revenues generated from the cinema advertising business is classified as others revenues. We provide clients advertising placements in slots that are shown in theatres before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts we sign with different theatres. When all the recognition criteria are met, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period.

Cost of revenues

Cost of online game revenues consists primarily of revenue-sharing payments, salary and benefits expense, bandwidth leasing costs, PRC business tax and value-added tax which primarily arise from the revenues that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace, respectively, amortization of licensing fees, depreciation expenses, and other direct costs.

Cost of online advertising revenues consists primarily of salary and benefits expense, bandwidth leasing costs, depreciation expenses, and advertising design costs.

Cost of IVAS revenues consists primarily of revenue-sharing payments to third-party developers and service providers and bandwidth leasing costs.

Cost of others revenues consists primarily of payments to theatres for pre-film screening advertising slots.

Product development expenses

The product development expenses include the costs incurred for the development of our business prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2013, 2014 and 2015, we did not capitalize any product development expenses.

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

We had two incentive plans in 2015 for the granting of share-based awards, including share options, restricted shares and restricted share units, to our employees and directors.

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

Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws. The deferred tax assets are reduced by a valuation allowance if it is considered based on available evidence more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax liability is not recognized for undistributed earnings of a PRC subsidiary if the subsidiary has invested or will invest the undistributed earnings indefinitely.

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

We determined that as of December 31, 2013 the business segments that constituted our primary reportable segments were the Online Game segment, which consisted of PC games and Web games, and the 17173 Business segment, which provided online advertising services and IVAS.

In 2014, we expanded our online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, we developed and acquired several software applications for PCs and mobile devices intended to strengthen our competitiveness in the Internet sector. In 2014, we launched the wan.com Website which offered to game players Web games of third-party developers. The CODMs determined that the software applications for PCs and mobile devices and the wan.com Website should be reviewed together as one operating segment, identified as the software segment. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173.com segment under the Platform Channel segment. Cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in “Others.” Accordingly, as of December 31, 2014 the business segments that constituted our primary reportable segments were the Online Game segment, which consisted of PC games, mobile games and Web games, and the Platform Channel segment, which consisted of online advertising services offered on the 17173.com Website and IVAS.

We ceased operating the wan.com Website in March 2015. As a result, IVAS consisted solely of software for PCs and mobile devices. As of December 31, 2015 the business segments that constituted our primary reportable segments were the Online Game segment, which consists of PC games, mobile games and Web games, and the Platform Channel segment, which consists primarily of online advertising services on the 17173.com Website and a relatively small amount of IVAS. Cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in “Others.”

Results of Operations

Our Revenues

Our total revenues for 2015 were $761.6 million, which included online game revenues of $636.8 million from online game business, online advertising revenues of $57.8 million and IVAS revenues of $24.4 million from platform channel business and others revenue of $42.6 million.

The following table sets forth our revenues generated from online games, online advertising, IVAS and others, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Online games	669,168	90.7%	652,008	86.3%	636,846	83.6%
Online advertising	49,998	6.8%	58,963	7.8%	57,832	7.6%
IVAS	5,402	0.7%	22,357	3.0%	24,385	3.2%
Others	13,307	1.8%	21,938	2.9%	42,573	5.6%

Total revenues	737,875	100.0%	755,266	100.0%	761,636	100.0%

Online Game Revenues

Online game revenues were $636.8 million for 2015, compared to $652.0 million and $669.2 million, respectively, for 2014 and 2013.

PC games and mobile games

Revenue generated by our PC games was $387.6 million for 2015, compared to $485.1 million and $531.7 million, respectively, for 2014 and 2013, representing 60.9%, 74.4% and 79.5% of our online game revenues for 2015, 2014 and 2013. The dominant PC game operated by us is TLBB. The year-over-year decrease in PC games revenues for 2015 was $97.5 million, mainly due to the natural decline in revenues of older games, such as TLBB. The year-over-year decrease in PC games revenues for 2014 was $46.6 million, mainly due to decreased revenues from TLBB, following the strategic decision to reduce the game’s difficulty. For 2015, our revenues for TLBB were $315.6 million, accounting for approximately 49.5% of our online game revenues and approximately 41.4% of our total revenues.

In 2012 we began to develop, and in 2013 we began to generate revenues from, mobile games, which are played on mobile devices and require an Internet connection. Revenues generated from mobile games were $203.3 million for 2015, compared to $66.2 million and $1.7 million, respectively, for 2014 and 2013. The year-over-year increase in mobile games revenues for 2015 was $137.1 million, mainly due to revenues from our primary mobile game TLBB 3D, which was launched in October, 2014.

The following table sets forth certain operating data for our PC games and mobile games in China for the periods indicated:

Average Monthly Active Accounts(1)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	PC games	mobile games	PC games	mobile games	PC games	mobile games	PC games	mobile games
2013	13.4	0.1	12.3	0.1	7.6	1.2	6.7	1.0
2014	6.5	2.6	6.9	1.3	10.7	1.5	6.9	7.0
2015	4.9	4.4	4.4	5.7	4.1	2.4	3.6	3.7

Quarterly Aggregate Active Paying Accounts(2)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	PC games	mobile games	PC games	mobile games	PC games	mobile games	PC games	mobile games

2013	2.0	0.0	2.0	0.0	1.9	0.0	1.7	0.0
2014	1.5	0.0	1.4	0.1	1.5	0.1	1.3	1.4
2015	1.1	0.9	1.1	1.4	1.3	0.6	1.2	0.9

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Web games

Our primary Web games prior to our sale of Shenzhen 7Road in August 2015 were Wartune and DDTank. Our revenues generated from Web games were $45.9 million for 2015, compared to $100.7 million and $135.7 million, respectively, for 2014 and 2013. The year-over-year decrease in Web game revenues for 2015 was $54.8 million, mainly due to a decrease in Web game revenues upon the completion of the sale of the 7Road business during the third quarter of 2015. The year-over-year decrease in Web games revenues for 2014 was $35.0 million, mainly due to decreased revenues in China from Wartune and DDTank, which had reached a mature phase in their operation.

Online Advertising Revenues

Online advertising revenues, which consist mainly of revenues generated from the 17173.com Website, were $57.8 million for 2015, compared to $59.0 million and $50.0 million, respectively, for 2014 and 2013. The year-over-year decrease in online advertising revenues for 2015 was $1.2 million. The year-over-year increase in online advertising revenues for 2014 was $9.0 million, mainly due to an increase in the utilization rate of advertising on the 17173.com Website as a result of improvements made to the advertising sales function.

IVAS Revenues

Our IVAS revenues were $24.4 million for 2015, compared to $22.4 million and $5.4 million, respectively, for 2014 and 2013. The year-over-year increase in IVAS revenues for 2015 was $2.0 million, mainly due to higher revenues from PC and mobile products offered by our platform channel business. The year-over-year increase in IVAS revenues for 2014 was $17.0 million, mainly due to the incremental revenues from the Dolphin Browser and Raidcall from their PC and mobile products.

Others Revenues

Others revenues, which consist of revenues from cinema advertising, were $42.6 million for 2015, compared to $21.9 million and $13.3 million, respectively, for 2014 and 2013. The year-over-year increase in others revenues for 2015 was $20.7 million, mainly due to strong growth in China’s movie and cinema industry in general, and improvements made to our advertising sales function. The year-over-year increase for 2014 was $8.6 million, mainly due to strong growth in China’s movie and cinema industry in general.

Cost of Revenues

The following table presents our cost of revenues for online games, online advertising, IVAS and others revenues, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Cost of Revenue:
Online game	93,306	12.6%	142,549	18.9%	156,318	20.5%
Online advertising	13,827	1.9%	14,838	2.0%	11,565	1.5%
IVAS	1,786	0.2%	22,985	3.0%	19,647	2.6%
Others	17,518	2.4%	21,490	2.8%	29,231	3.8%

Total cost of revenues	126,437	17.1%	201,862	26.7%	216,761	28.4%

Cost of online game revenues was $156.3 million for the year ended December 31, 2015, compared to $142.5 million and $93.3 million, respectively, for the year ended December 31, 2014 and 2013. The year-over-year increase in cost of online game revenues for 2015 was $13.8 million. The increase mainly consisted of a $53.8 million increase in revenue-sharing payments to mobile application stores, a $19.0 million decrease in salary and benefits expense, a $6.1 million decrease in PRC business tax and value-added tax, a $5.8 million decrease in bandwidth leasing costs, a $3.8 million decrease in depreciation expenses and a $2.7 million decrease in revenue-sharing payments to third-party developers. The year-over-year increase in cost of online game revenues for 2014 was $49.2 million. The increase mainly consisted of a $24.6 million increase in revenue-sharing payments to mobile application stores, a $7.5 million increase in revenue-sharing payments to third-party developers, a $9.1 million increase in salary and benefits expense, and a $1.5 million increase in bandwidth leasing costs.

Cost of online advertising revenues was $11.6 million for the year ended December 31, 2015, compared to $14.8 million and $13.8 million, respectively, for the year ended December 31, 2014 and 2013. The year-over-year decrease in cost of online advertising revenues for 2015 was $3.3 million. The decrease mainly consisted of a $1.8 million decrease in salary and benefits expense, a $0.6 million decrease in advertising design costs and a $0.3 million decrease in depreciation expenses. The year-over-year increase in cost of online advertising revenues for 2014 was $1.0 million. The increase was mainly due to increases in bandwidth leasing costs and salary and benefits expense.

Cost of IVAS revenues was $19.6 million for the year ended December 31, 2015, compared to $23.0 million and $1.8 million, respectively, for the year ended December 31, 2014 and 2013. The year-over-year decrease in cost of IVAS revenues for 2015 was $3.4 million. The decrease mainly consisted of a $5.0 million decrease in bandwidth leasing costs and a $0.8 million increase in revenue-sharing payments to third-party developers and service providers. The year-over-year increase in cost of IVAS revenues for 2014 was $21.2 million. The increase mainly consisted of a $12.5 million increase in bandwidth leasing costs and a $5.2 million increase in revenue-sharing payments to third-party developers and service providers.

Cost of others revenues were $29.2 million for the year ended December 31, 2015, compared to $21.5 million and $17.5 million, respectively, for the year ended December 31, 2014 and 2013. The year-over-year increase in cost of others revenues for 2015 was $7.7 million. The increase was mainly due to an increase in purchases of pre-film screening advertising slots. The year-over-year increase in cost of others revenues for 2014 was $4.0 million. The increase was mainly due to an increase in purchases of pre-film screening advertising slots.

Gross Profit

As a result of the foregoing, our gross profit was $544.9 million for the year ended December 31, 2015, compared to $553.4 million and $611.4 million, respectively, for the year ended December 31, 2014 and the year ended December 31, 2013. Our gross margin was 71.5%, 73.3% and 82.9%, respectively, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013. The decrease in gross margin was mainly due to a change in the revenue mix as we launched new mobile games and licensed PC games that typically require additional revenue sharing costs.

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

The following table sets forth our product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles acquired as part of the acquisition of a business, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	119,909	16.3%	194,113	25.7%	170,605	22.4%
Sales and marketing	128,830	17.5%	241,307	32.0%	92,355	12.1%
General and administrative	57,191	7.8%	107,451	14.2%	80,269	10.5%
Goodwill impairment and impairment of intangibles as part of acquisition of a business	—	—	52,282	6.9%	40,324	5.3%

Total	305,930	41.6%	595,153	78.8%	383,553	50.3%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expense, including share-based compensation expense, for personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses decreased to $170.6 million for the year ended December 31, 2015 compared to $194.1 million and $119.9 million, respectively, for the years ended December 31, 2014 and 2013. The decrease in product development expenses for 2015 was mainly due to a decrease in salary and benefits expense as a result of a reduction in our workforce. The increase in product development expenses for 2014 mainly due to an increase in salary and benefits expense. Product development expenses constituted 22.4%, 25.7% and 16.3%, respectively, of our total revenues for the years ended December 31, 2015, 2014 and 2013.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits expense, including share-based compensation expense, for our sales and marketing personnel. Sales and marketing expenses decreased to $92.4 million for the year ended December 31, 2015 compared to $241.3 million and $128.8 million, respectively, for the years ended December 31, 2014 and 2013. The decrease in sales and marketing expenses for 2015 was mainly due to a significant reduction in marketing and promotional spending for mobile Internet products. The increase in sales and marketing expenses for 2014 mainly reflected higher advertising costs for promotion of the platform channel business. Sales and marketing expenses constituted 12.1%, 32.0% and 17.5%, respectively, of our total revenues for the years ended December 31, 2015, 2014 and 2013.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expense, including share-based compensation expense, for management, finance and administrative personnel, and professional service fees. General and administrative expenses increased to $80.3 million for the year ended December 31, 2015 compared to $107.5 million and $57.2 million, respectively, for the years ended December 31, 2014 and 2013. The decrease in general and administrative expenses for 2015 was primarily due to a decrease in salary and benefits expense as a result of a reduction in our workforce. The increase in general and administrative expenses for 2014 was primarily due to an increase in head count and related salary and benefit expense. General and administrative expenses constituted 10.5%, 14.2% and 7.8%, respectively, of our total revenues for the years ended December 31, 2015, 2014 and 2013.

Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business

In 2015, we recognized $40.3 million of goodwill impairment and impairment of intangible assets acquired as part of the acquisition of a business. The $40.3 million impairment loss consisted primarily of a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for intangible assets related to the Dolphin Browser, as a result of our managements’ assessment that the expected synergies between our other mobile internet products and the Dolphin Browser were not likely to materialize.

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

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2015, 2014 and 2013, respectively, as follows (in thousands):

	For the Year Ended December 31,
	2013	2014	2015
	Amount	Amount	Amount
	($ in thousands)
Cost of revenues	101	152	35
Product development	475	1,069	5,475
Sales and marketing	74	105	1,017
General and administrative	624	2,788	8,497

Total	1,274	4,114	15,024

As of December 31, 2015, unrecognized share-based compensation expense is $23.6 million.

Operating Profit/(Loss)

As a result of the foregoing, we had an operating profit of $161.3 million for the year ended December 31, 2015, compared to an operating loss of $41.7 million and an operating profit of $305.5 million, respectively, for the years ended December 31, 2014 and December 31, 2013.

Foreign Currency Exchange/(Loss) Gain

For the year ended December 31, 2015, foreign currency exchange gain was $3.0 million, compared to foreign currency exchange loss of $0.7 million and foreign currency exchange loss of $5.9 million, respectively, for the years ended December 31, 2014 and December 31, 2013.

Interest Income

For the year ended December 31, 2015 interest income was $23.8 million, compared to $26.1 million and $28.5 million, respectively, for the years ended December 31, 2014 and December 31, 2013. The decrease was primarily due to a decrease in our average cash balance for the year.

Interest Expense

For the year ended December 31, 2015, interest expense was $8.3 million, compared to $6.5 million and $8.8 million, respectively, for the years ended December 31, 2014 and December 31, 2013. The increase in 2015 was primarily due to an increase in our average balance of the bank loans. The decrease in 2014 was primarily due to a decrease in our average balance of the bank loans.

Other Income/(Expenses)

For the year ended December 31, 2015, other income/(expense) represents other income of $65.0 million, compared to other income of $4.1 million and other expense of $3.6 million, respectively, for the years ended December 31, 2014 and December 31, 2013. The year-over-year increase in other income for 2015 was mainly due to our disposition of Shenzhen 7Road.

Income Tax Expense

Income tax expense was $54.1 million for the year ended December 31, 2015, compared to $2.5 million and $36.4 million, respectively, for the years ended December 31, 2014 and December 31, 2013. The increase in 2015 was mainly due to an increase in our income before income tax expense. The decrease in 2014 was mainly due to a decrease in our income before income tax expense.

Net Income Attributable to Mezzanine Classified Non-controlling Interest

In accordance with ASC subtopic 480-10, we calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the 7Road acquisition to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of 7Road based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii). On June 5, 2013 Changyou acquired of the non-controlling interest in 7Road. Accordingly, no accretion charge has been recorded since the acquisition. The accretion charge was $nil, $nil and $17.8 million, respectively, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $22.2 million for the year ended December 31, 2015. Non-controlling interests consist of non-controlling interests in RaidCall and MoboTap.

Net Income/(Loss) Attributable to Changyou.com Limited

As a result of the foregoing, we had net income attributable to Changyou.com Limited of $212.8 million for the year ended December 31, 2015, compared to a net loss of $3.4 million and net income of $268.6 million, respectively, for the years ended December 31, 2014 and December 31, 2013.

Liquidity and Capital Resources

Significant Cash-Related Activities

We have financed our operations primarily through cash flows from operations.

In 2007, Sohu transferred to us all of the assets and operations relating to its PC games business unit, and we assumed all the liabilities associated with Sohu’s PC games business unit.

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

During 2015, we drew down loans from offshore banks in an aggregate amount of $344.5 million. The loans were secured by RMB deposits totaling RMB2.3 billion (or $354.7 million) in onshore branches of those banks. As of December 31, 2015, the entire loan amount carried a floating rate of interest based on the London Inter-Bank Offered Rate. We plan to repay the loans in full during 2016.

Liquidity Sources and Balances

We had cash and cash equivalents and short-term investments of approximately $744.4 million, $412.4 million and $551.3 million, respectively, as of December 31, 2015, 2014 and 2013. Cash equivalents primarily consist of time deposits with maturities of three months or less and money market funds, which are stated at fair market value.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments and capital expenditures over the next twelve months.

Cash-Generating Ability

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	($ in thousands)
Net cash provided by operating activities	358,643	50,316	213,344
Net cash used in investing activities	(322,693)	(330,502)	(3,935)
Net cash provided by/(used in) financing activities	130,102	(46,584)	142,894
Effect of exchange rate changes on cash and cash equivalents	15,793	(920)	(3,180)

Net increase/(decrease) in cash and cash equivalents	181,845	(327,690)	349,123
Cash and cash equivalents at beginning of the year	366,639	548,484	220,794

Cash and cash equivalents at end of the year	548,484	220,794	569,917

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2015 was $213.3 million, which was primarily attributable to net income of $190.6 million, adjusted by non-cash items consisting of depreciation and amortization of $41.1 million and goodwill impairment and impairment of intangible assets acquired as part of the acquisition of a business of $40.3 million, offset by gain on disposal of subsidiaries and other long term investments of $53.7 million.

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

Investing Activities

For the year ended December 31, 2015, net cash used in investing activities was $3.9 million and was primarily attributable to consideration received from disposal of subsidiaries of $184.3 million and cash proceeds relating to restricted time deposits of $40.3 million, offset by matching loans to Sohu and SoEasy, of $176.6 million, purchases of intangible assets and other assets for $23.2 million and purchases of fixed assets for an aggregate of $12.4 million.

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

Financing Activities

For the year ended December 31, 2015, net cash provided by financing activities was $142.9 million, which was primarily due to matching loans from related parties of $182.9 million, offset by repayments of loans to offshore banks of $25.5 million and payment of $14.5 million for repurchases under our share repurchase program.

For the year ended December 31, 2014, net cash used in financing activities was $46.6 million, which was primarily due to repayments of loans to offshore banks of $410.2 million, payment of $3.6 million for repurchases under our share repurchase program and payment of contingent consideration of $2.8 million, offset by proceeds of loans from offshore banks of $370.0 million,.

For the year ended December 31, 2013, net cash provided by financing activities was $130.1 million, which was primarily due to our receipt of the proceeds of loans from offshore banks of $167.0 million, and our payment of contingent consideration of $19.7 million and payment of $17.2 million for repurchases under our share repurchase program.

PRC Restrictions Related to Our VIE Structure

To fund any cash requirements from time to time, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries. We conduct most of our operations in PRC through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, which generate most of our operating revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our subsidiaries AmazGame, Gamespace and Beijing Baina Technology have entered into a number of contracts with their corresponding VIEs to provide services to such VIEs in return for cash payments. In order for us to receive any dividends, loans or advances from AmazGame, Gamespace or Beijing Baina Technology, or to distribute any dividends to our shareholders and ADS holders from operating income sources, we will need to rely on these payments made from our principal VIEs to these principal PRC subsidiaries. Depending on the nature of services provided by these PRC subsidiaries to their corresponding VIEs, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that a PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

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

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $35.6 million, $59.4 million and $95.7 million, respectively, for the years ended December 31, 2015, 2014 and 2013.

In August 2010, we entered into an agreement for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as our headquarters, for consideration of approximately $171 million. We occupied the office building in December 2013.

Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. Moreover, we also focus on the improvement of our licensed games. We intend to further expand our internal game development capabilities and license more new games that are attractive to users.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015 (in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Office rental	10,225	4,288	5,080	857
Bandwidth leasing charges	8,998	7,655	1,343	—
Expenditures for rights to titles and characters of games in development	1,623	1,623	—	—
Fees for operating rights of licensed games in development	3,188	3,038	150	—
Expenditures for operating rights of licensed games with technological feasibility	26,168	5,818	20,350	—
Cinema advertisement slot rights	61,885	23,745	37,130	1,010
Others	697	663	34	—

Total	112,784	46,830	64,087	1,867

Other than the obligations set forth above, we did not have any material capital commitments, long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2015.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition — Construction — Type and Production — Type Contracts. For a public business entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In February 2015, the FASB issued Consolidation (Topic 810) — Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation — Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on our condensed consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update.

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

Directors and Executive Officers	Age	Position
Charles Zhang	51	Chairman of the Board of Directors
Carol Yu	53	Director and Co-Chief Executive Officer
Dewen Chen	40	Co-Chief Executive Officer
Xiaojian Hong	38	Chief Operating Officer
Jasmine Zhou	41	Chief Financial Officer
Dave De Yang(1)	50	Independent Director
Xiao Chen(1)	52	Independent Director
Charles Chan(1)	62	Independent Director

(1)	Member of the audit committee of our Board of Directors.

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

Dewen Chen is our Co-Chief Executive Officer and was one of the principal founders of our online game business. Mr. Chen joined Sohu in 2005 as a business manager, responsible for building our sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu’s games products. Prior to our carve out from Sohu, Mr. Chen was the Director of Marketing & Operations of the client-end installed MMORPG business of Sohu. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, we paid an aggregate of approximately $6.2 million in cash compensation to our executive officers. We paid an aggregate of $0.2 million in cash compensation to our non-executive directors other than Dr. Charles Zhang. In 2015, the total compensation expense recorded in our consolidated statements of comprehensive income was $7.4 million. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan”

Employment Agreements with Executive Officers

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

Conversion Cash Bonus Plan

On July 10, 2012, 7Road adopted the 7Road 2012 Share Incentive Plan, which initially provided for the issuance of up to 5,100,000 Class A ordinary shares of 7Road (amounting to 5.1% of the then outstanding 7Road shares on a fully-diluted basis) to selected directors, officers, employees, consultants and advisors of 7Road. On November 2, 2012, the number of Class A ordinary shares available for issuance under the 7Road 2012 Share Incentive Plan was increased to 15,100,000 shares.

On June 28, 2013, 7Road’s Board of Directors approved the cancellation of the 7Road 2012 Share Incentive Plan. 7Road concurrently offered to a total of 42 7Road employees holding an aggregate of 2,223,750 restricted share units which had been granted under the 7Road 2012 Share Incentive Plan the right to exchange their restricted share units for, at each employee’s election, in each case subject to the employee’s continued employment by 7Road, either (i) Scheme I: the right to a cash payment of up to an aggregate of $2.90 per restricted share unit exchanged, vesting and payable at the rate of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of July 18, 2012, which is the date when the surrendered restricted share units were granted under the 7Road 2012 Share Incentive Plan, or (ii) Scheme II: the right to receive an annual cash bonus, over a seven-year period commencing July 1, 2013, based on the adjusted annual cumulative net income of 7Road. All restricted share units held by these 42 holders under the 7Road 2012 Share Incentive Plan as of June 28, 2013 were included in this exchange program. In the third quarter of 2013, 7Road granted to an additional 48 7Road employees the right to receive an annual cash bonus under Scheme II with the same terms as described above.

On August 17, 2015, we completed the sale of the 7Road business. As of August 17, 2015, we had recognized an aggregate of $4.2 million of compensation expense for Scheme I and $0.7 million of compensation expense for Scheme II. As a result of the sale, there will be no additional compensation expense recognized for 7Road.

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

Issuance of Restricted Shares and Restricted Share Units to Executive Officers

On January 15, 2009, 8,000,000 Class B restricted shares were issued out of Sohu.com (Game) Limited’s equity interest in us to Prominence Investments Ltd., or Prominence, a British Virgin Islands company beneficially owned by Tao Wang, our former Chief Executive Officer. The restricted shares were subject to vesting over a four-year period commencing on February 1, 2008, and were subject to forfeiture to Sohu.com (Game) Limited if the vesting conditions were not met. All of such Class B restricted shares had become vested as of the date of this annual report. Also see “Operating and Financial Review and Prospects—Operating Expenses—Share-based Compensation Expense” in Item 5.

On January 15, 2009, we issued to our then executive officers other than Tao Wang an aggregate of 1,800,000 of our Class B restricted shares under our 2008 Share Incentive Plan. On March 13, 2009, we exchanged these Class B restricted shares for restricted share units (settleable in Class B ordinary shares). The vesting of these restricted share units was contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and the restricted share units are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. On April 21, 2009, we granted to our then executive officers other than Tao Wang an aggregate of 1,200,000 of our Class A restricted share units under our 2008 Share Incentive Plan. These restricted share units are subject to vesting over a four-year period and will be forfeited to us if the vesting conditions are not met. See “Operating and Financial Review and Prospects—Operating Expenses—Share-based Compensation Expense”

On November 2, 2014, we granted to Dewen Chen, our Co-Chief Executive Officer and Xiaojian Hong, our Chief Operating Officer, an aggregate of 1,200,000 of our Class A restricted share units under our 2014 Share incentive Plan. These restricted share units are subject to vesting over a four-year period and will be forfeited to us if the vesting conditions are not met. On February 16, 2015, our Board of Directors approved the conversion of 2,400,000 Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. See “Operating and Financial Review and Prospects—Operating Expenses—Share-based Compensation Expense”

As of December 31, 2015, we had granted the following restricted shares and restricted share units to our directors and executive officers pursuant to our 2008 Share Incentive Plan.

Directors and Executive Officers	Restricted Shares and Restricted Share Units		Date of Grant	End of Vesting Period
Dewen Chen	750,000	(1)	January 15, 2009	February 1, 2012
	500,000	(2)	April 21, 2009	April 21, 2013
Xiaojian Hong	750,000	(1)	January 15, 2009	February 1, 2012
	500,000	(2)	April 21, 2009	April 21, 2013

(1)	Restricted share units settleable in Class B ordinary shares, which have vested and are no longer subject to forfeiture.
(2)	Restricted share units settleable in Class A ordinary shares, which have vested and are no longer subject to forfeiture.

As of December 31, 2015, we had granted the following share options to our executive officers pursuant to our 2014 Share Incentive Plan.

Executive Officers	Share Options	Exercise Price (US$)	Date of Grant	End of Vesting Period	Expiration Date
Dewen Chen	600,000(1)	0.01	November 2, 2014	November 2, 2018	November 1, 2024
Xiaojian Hong	600,000(1)	0.01	November 2, 2014	November 2, 2018	November 1, 2024
Jasmine Zhou	100,000	0.01	June 1, 2015	June 1, 2019	May 31, 2025

(1)	Originally granted in the form of restricted share units settleable in Class A ordinary shares, which are subject to vesting over a four-year period and will be forfeited to us if the vesting conditions are not met. On February 16, 2015, our Board of Directors approved the conversion of the restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01, subject to the same vesting conditions.

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

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests and for a proper purpose. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek various remedies, including damages on behalf of our company, if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the Board of Directors.

Employees

As of December 31, 2015, we had approximately 3,262 full-time and part-time employees. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	*	*
Carol Yu	*	*
Dewen Chen	*	*
Xiaojian Hong	*	*
Jasmine Zhou	*	*
Dave De Yang	—	—
Xiao Chen	—	—
Charles Chan	—	—
Principal Shareholder:
Sohu.com (Game) Ltd.(3)	71,750,000	68.7%
Prominence Investments Ltd.(2)	10,351,270	9.9%

*	Less than 5% of our total outstanding voting securities.

(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units and/or share options that will vest within 60 days after the date of this report. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(2)	Data based on a Schedule 13G/A filed with the SEC on February 16, 2016. Consists of 10,351,270 Class A ordinary shares, represented by 5,175,635 ADSs, held by Prominence. Prominence is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our former Chief Executive Officer, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore.
(3)	Consists of 1,500,000 Class A ordinary shares, which are represented by 750,000 ADSs, and 70,250,000 Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. The Class A ordinary shares (represented by ADSs) and the Class B ordinary shares held by Sohu.com (Game) Ltd. collectively represent approximately 83.0% of the voting power of all issued and outstanding ordinary shares of Changyou.

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

All of the 34,239,420 Class A ordinary shares issued and outstanding as of the date of this report, or approximately 32.8% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of the date of this report, Sohu held approximately 68.7% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 95.6% of the total voting power in Changyou. As of the date of this report, Sohu continues to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with our VIEs and their Shareholders

PRC law currently restricts foreign ownership of online game businesses. To comply with PRC law, we conduct a significant part of our online games and platform channel businesses through contractual arrangements between our principal PRC subsidiaries AmazGame, Gamespace and Beijing Baina Technology and their corresponding VIEs Gamease, Guanyou Gamespace and Wuhan Baina Information and their respective shareholders. See “Information on the Company—Organizational Structure” in Item 4 of this annual report for a description of the ownership information of our current principal VIEs. Upon the completion of our sale of Shenzhen 7Road on August 17, 2015, all VIE contractual arrangements between Shenzhen 7Road, its corresponding PRC subsidiary Shenzhen 7Road Network Technologies Co., Ltd. and Gamease, which was the sole shareholder of Shenzhen 7Road, terminated. In October 2015, our VIE Gamease acquired from our employees Runa Pi and Rong Qi 100% of the equity interests in Shanghai ICE. As Shanghai ICE as a result of these transfer is now a wholly-owned subsidiary of Gamease, the VIE contractual arrangements for Shanghai ICE no longer necessary and have been terminated.

The following is a summary of the agreements currently in effect between these principal PRC subsidiaries and our principal VIEs:

Contractual Arrangements with Gamease and its Sole Shareholder High Century

•	Loan Agreement, between AmazGame and Gamease’s sole shareholder High Century. This loan agreement provides for a loan in the amount of RMB10,000,000 (approximately $1,520,000) to High Century to make a contribution to the registered capital of Gamease in exchange for 100% of the equity interests in Gamease. The loan is interest free and is repayable on demand, but the shareholder can only repay the loan by transferring to AmazGame all of the equity interests in Gamease.

•	Equity Interest Purchase Right Agreement, among AmazGame, Gamease and High Century. Pursuant to this agreement, AmazGame and any third party designated by AmazGame have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from High Century all or any part of its equity interests in Gamease at a purchase price equal to its initial contribution to the registered capital of Gamease.

•	Equity Pledge Agreements, among AmazGame, Gamease and High Century. Pursuant to this agreement, High Century pledged to AmazGame its equity interests in Gamease to secure the performance of its obligations and Gamease’s obligations under the various VIE-related agreements. If High Century breaches its obligations under any VIE-related agreements (Gamease’s breach of any of its obligations under the various VIE-related agreements will be treated as High Century’s breach of its obligations), including the Equity Pledge Agreement, AmazGame is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all rights High Century has as a shareholder of Gamease.

•	Business Operation Agreement, among AmazGame, Gamease and High Century. This agreement sets forth the rights of AmazGame to control the actions of Gamease and Gamease’s sole shareholder High Century.

•	Power of Attorney, executed by High Century in favor of AmazGame. This power of attorney gives the board of directors of AmazGame the exclusive right to appoint nominees to act on behalf of High Century in connection with all actions to be taken by Gamease.

•	Technology Support and Utilization Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame has the exclusive right to provide certain product development and application services and technology support to Gamease for a fee equal to a predetermined percentage of Gamease’s revenues.

•	Services and Maintenance Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame provides marketing, staffing, business operation and maintenance services to Gamease in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Contractual Arrangements with Guanyou Gamespace and its Sole Shareholder Changyou Star

•	Loan Agreement, between Gamespace and Guanyou Gamespace’s sole shareholder Changyou Star. This loan agreement provides for a loan in the amount of RMB10,000,000 (approximately $1,520,000) to Changyou Star to make a contribution to the registered capital of Guanyou Gamespace in exchange for 100% of the equity interests in Guanyou Gamespace. The loan is interest free and is repayable on demand, but Changyou Star can only repay the loan by transferring to Gamespace the equity interests in Guanyou Gamespace.

•	Equity Interest Purchase Right Agreement, among Gamespace, Guanyou Gamespace and Changyou Star. Pursuant to this agreement, Gamespace and any third party designated by Gamespace have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Changyou Star all or any part of its equity interests in Guanyou Gamespace at a purchase price equal to its initial contribution to the registered capital of Guanyou Gamespace.

•	Equity Pledge Agreements, among Gamespace, Guanyou Gamespace and Changyou Star. Pursuant to this agreement, Changyou Star pledged to Gamespace its equity interests in Guanyou Gamespace to secure the performance of its obligations and Guanyou Gamespace’s obligations under the various VIE-related agreements. If Changyou Star breaches its obligations under any VIE-related agreements (Guanyou Gamespace’s breach of any of its obligations under the various VIE-related agreements will be treated as Changyou Star’s breach of its obligations), including the Equity Pledge Agreement, Gamespace is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all rights Changyou Star has as a shareholder of Guanyou Gamespace.

•	Business Operation Agreement, among Gamespace, Guanyou Gamespace and Changyou Star. This agreement sets forth the rights of Gamespace to control the actions of Guanyou Gamespace and its sole shareholder Changyou Star.

•	Power of Attorney, executed by Changyou Star in favor of Gamespace. This power of attorney gives the board of directors of Gamespace the exclusive right to appoint nominees to act on behalf of Changyou Star as the sole shareholder of Guanyou Gamespace in connection with all actions to be taken by Guanyou Gamespace.

•	Technology Support and Utilization Agreement, between Gamespace and Guanyou Gamespace. Pursuant to this agreement, Gamespace has the exclusive right to provide certain product development and application services and technology support to Guanyou Gamespace for a fee equal to a predetermined percentage of Guanyou Gamespace’s revenues.

•	Services and Maintenance Agreement, between Gamespace and Guanyou Gamespace. Pursuant to this agreement, Gamespace provides marketing, staffing, business operation and maintenance services to Guanyou Gamespace in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

Contractual Arrangements with Wuhan Baina Information and its Shareholders Changyou Star and Yongzhi Yang

•	Equity Pledge Agreement, between Beijing Baina Technology and the shareholders of Wuhan Baina Information, which are Changyou Star and Yongzhi Yang. Pledge by the Changyou Star and Yongzhi Yang to Beijing Baina Technology of their equity interests in Wuhan Baina Information to secure the performance of their respective obligations and Wuhan Baina Information’s obligations under the various VIE-related agreements. If Wuhan Baina Information or any of the shareholders of Wuhan Baina Information breaches its or his obligations under any VIE-related agreements, Being Baina Technology is entitled to exercise its rights as pledgee of the equity interests.

•	Exclusive Call Option Agreement, among Beijing Baina Technology, Changyou Star, Wuhan Baina Information and Yongzhi Yang. Provides to Beijing Baina Technology and any third party designated by Beijing Baina Technology the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Changyou Star and Yongzhi Yang all or any part of their shares in Wuhan Baina Information or to purchase from Wuhan Baina Information all or part of its assets or business at the lower of RMB1.00 (approximately $0.15) or the lowest purchase price permissible under PRC law.

•	Exclusive Services Agreement, between Beijing Baina Technology and Wuhan Baina Information. Beijing Baina Technology agrees to provide Wuhan Baina Information with technical services, business consulting, capital equipment lease, market consulting, integration of systems, research and development of products and maintenance of systems. Service fees are to be determined with reference to the specific services provided, based on a transfer pricing analysis.

•	Business Operation Agreement, among Beijing Baina Technology, Wuhan Baina Information, Changyou Star and Yongzhi Yang. This agreement sets forth the rights of Beijing Baina Technology to have effective control of the actions of Wuhan Baina Information and its shareholders.

•	Powers of Attorney, executed by the shareholders of Wuhan Baina Information in favor of Beijing Baina Technology. These powers of attorney give Beijing Baina Technology the exclusive right to appoint nominees to act on behalf of each of Changyou Star and Yongzhi Yang in connection with all actions to be taken by Wuhan Baina Information.

Transactions and Agreements with Sohu in connection with the carve-out of our client-end installed MMORPG Business from Sohu

Expenses charged from Sohu for sales and marketing services and certain other services in connection with our business amounted to $2.7 million, $10.4 million and $13.4 million, respectively, for the years ended December 31, 2015, 2014 and 2013. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate general administrative expenses allocated from Sohu were $nil, $15,000 and $12,000, respectively, for the years ended December 31, 2015, 2014 and 2013.

During the past few years, we have continued to use the Sohu logo, to purchase banner advertisements from Sohu, and, before our acquisition of the assets associated with the 17173.com Website from Sohu on December 15, 2011, to pay Sohu to include advertisements for and links to our PC games on the 17173.com Website. For each of such banner advertisement and link placements, we paid Sohu at the same rates as Sohu charges third parties for such placements. We also used Sohu’s PEAK online billing system and used Sohu to provide links to our PC game Website on Sohu.com’s main Website, for which we paid Sohu at a rate comparable to the rates charged by third-party providers for similar services and placements. In 2015, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our Board of Directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with the Nasdaq Listing Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee is required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

The following are summaries of an Amended and Restated Non-Competition Agreement, and an Amended and Restated Marketing Services Agreement between Sohu and us:

Amended and Restated Non-Competition Agreement

We are a party to a Non-Competition Agreement, effective as of January 1, 2009 and amended and restated as of November 29, 2011, pursuant to which Sohu has agreed that, (i) until the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014, or the general non-competition period, Sohu will not compete with us in the client-end installed MMORPG business anywhere in the world, and (ii) until December 15, 2016, or the 17173 non-competition period, Sohu will not compete with us in the 17173.com Website anywhere in the world, except that Sohu may, during the 17173 non-competition period, continue to own and operate a Web site through the domain name “games.sohu.com,” for so long as content for and maintenance of such site is primarily provided by our staff. We have agreed during the general non-competition period not to compete with Sohu in the Internet portal, search, mobile value-added services and any other businesses conducted or contemplated to be conducted by Sohu as of April 1, 2009, except the client-end installed MMORPG business and, after our acquisition of the 17173.com Website on December 15, 2011, the 17173.com Website. In addition, both parties have agreed not to solicit the employees of the other party.

Amended and Restated Marketing Services Agreement

We entered into a Marketing Services Agreement with Sohu, effective January 1, 2009, amended and restated as of January 1, 2010 and further amended as of January 1, 2011, pursuant to which Sohu provides certain rights and services to us, including marketing services and Sohu’s PEAK system for the distribution of our virtual prepaid game cards. The agreement further provides for the license from Sohu to us of certain domain names, permits us to co-brand our games with the Sohu name and logos, and allows us to identify ourselves as a member of the Sohu Group. The agreement will terminate upon the later of the date that is three years after the first date upon which Sohu ceases to own in the aggregate at least 10% of the voting power of the then outstanding securities of Changyou and the fifth anniversary of March 17, 2009. The amendment and restatement of the Marketing Services Agreement effective January 1, 2010 includes certain amendments to the original agreement, including clarifications and rate adjustments, and terms under which Sohu provides us with space on Sohu servers for the purpose of our display on Sohu Websites of banner ads and promotional material, continues to give us rights to use the Sohu brand and logo, certain Sohu domain names, Sohu Passport and the Sohu PEAK online payment system, and provides certain services to us, such as the construction and maintenance of a bulletin board system for some of our PC games.

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

Matching Loans Arrangement between Sohu and Changyou

During 2015, certain of our subsidiaries and certain Sohu subsidiaries entered into a series of one year loan agreements, pursuant to which our subsidiaries are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Sohu subsidiaries are entitled to draw down equivalent RMB-denominated loans from our subsidiaries, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the date when the loan agreements were entered into. As of December 31, 2015, we had drawn down from Sohu subsidiaries loans in an aggregate principal amount of $170 million and Sohu had drawn down from our subsidiaries loans in an aggregate principal amount of RMB1.02 billion (approximately $157.1 million) For the year ended December 31, 2015, interest income that we earned from such RMB-denominated loans was $4.9 million, and interest expense that we accrued for such U.S. dollar-denominated loans was $1.2 million.

Matching Loans Arrangement between Changyou and SoEasy

During 2015, certain of our subsidiaries and certain subsidiaries of SoEasy Internet Finance Group Limited (“SoEasy”) entered into a series of one year loan agreements, pursuant to which our subsidiaries are entitled to draw down Hong Kong dollar-denominated loans up to HK$100 million (approximately $12.9 million) from SoEasy and the subsidiaries of SoEasy are entitled to draw down equivalent RMB-denominated loans from our subsidiaries, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the date when the loan agreements were entered into. As of December 31, 2015, we had drawn down from SoEasy loans in an aggregate principal amount of HK$100 million (approximately $12.9 million) and SoEasy had drawn down from our loans in an aggregate principal amount of RMB80 million (approximately $12.3 million). For the year ended December 31, 2015, interest income that we earned from the RMB-denominated loans was $0.4 million, and interest expense that we accrued for the Hong Kong dollar-denominated loans was $0.1 million.

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

Dividend Policy

In 2013, 2014 and 2015, we did not declare or pay any dividends. In August 2012, our Board of Directors declared a special one-time cash dividend of $1.90 per Class A ordinary shares or Class B ordinary share, or $3.80 per ADS (each representing two Class A ordinary shares). The total amount of the special cash dividend was approximately $200.9 million. In order to expedite the payment of the special cash dividend, we financed the payment through loans from offshore banks which are secured by an equivalent amount of RMB-denominated onshore bank deposits of our subsidiaries in China. The dividend was paid to our shareholders on September 21, 2012.

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

ITEM 9. THE OFFER AND LISTING

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009.

The following table provides the high and low reported sale prices for our ADSs on the Nasdaq Global Select Market for (1) the five most recent fiscal years (2) each quarter in the two most recent fiscal years, (3) each of the last six full months, and (4) the month of February 2016 through February 19, 2016.

	Trading Price ($)
	High	Low
2011
Full Year	52.00	20.71
2012
Full Year	29.52	17.00
2013
Full Year	41.64	26.52
2014
Full Year	34.32	17.13
First Quarter	34.32	25.00
Second Quarter	30.42	24.80
Third Quarter	26.85	23.20
Fourth Quarter	28.27	17.13
2015
Full Year	35.27	17.00
First Quarter	29.53	24.07
Second Quarter	35.27	25.88
Third Quarter	29.98	17.00
Fourth Quarter	25.83	17.16
August	23.98	18.00
September	20.73	17.00
October	20.95	17.16
November	22.62	19.91
December	25.83	19.22
2016
January	24.05	17.40
February (through February 19)	18.35	15.21

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

Except under certain circumstances a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation The exercise of appraisal rights will preclude the exercise of any other rights except for the dissenting shareholder’s rights to be paid the fair value of his shares and to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

Purchase of Office Building

On August 23, 2010, we entered into an agreement with a property developer to purchase an office building to be built in Beijing at a price of approximately $162.4 million to serve as our headquarters. The agreement provides for the developer to start construction in the first half of 2011, subject to necessary permits’ being obtained, and specifies that the developer was expected to complete construction and deliver the building to us by the end of 2012. We entered into an advance sale contract after the developer obtained an advance sale permit with respect to the purchase, specifying that the building was expected to have an area of approximately 56,549 square meters and that we were expected to pay up to 90% of the total purchase price to the developer upon the developer’s certifying completion of the building. The final unit price agreed to by the parties and cost adjustments, which have been agreed to be approximately $3.2 million, related to changes to the original design of the building. The developer certified completion of the building in January 2013. As of December 31, 2014, we had paid $165.2 million pursuant to the August 23, 2010 agreement and the advance sale contract. Depreciation of the building commenced in January 2014.

Amended and Restated Market Services Agreement with Sohu

Please refer to “Related Party Transactions—Transactions and Agreements with Sohu” in Item 7 of this annual report.

7Road Transactions

Share Transfer Framework Agreement with 7Road

On April 22, 2011, we entered into a Share Transfer Framework Agreement under which we, through our subsidiaries and Gamease, one of our VIEs, acquired 68.258% of the equity interests in Shenzhen 7Road, which was engaged in the operation (through third-party joint operators) and development of Web games in China. The purchase price consists of fixed cash consideration of approximately $68.26 million and additional variable cash consideration of up to a maximum of $32.76 million, contingent upon the achievement by 7Road of specified performance milestones through December 31, 2012. On and after the closing, four of the then shareholders of Shenzhen 7Road, who are also existing members of management of 7Road, or 7Road management shareholders, continued to hold 31.742%. We completed the acquisition under the Share Transfer Framework Agreement on May 11, 2011. We completed the 7Road Reorganization, which was contemplated by the Share Transfer Framework Agreement, on June 26, 2012.

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

Share Purchase Agreements in connection with Dispositions of Shenzhen 7Road and Two Overseas Subsidiaries

On April 16, 2015, our VIE Gamease entered into a share purchase agreement in which it agreed to sell to Shanghai Yong Chong all of the equity interests in Shenzhen 7Road. On April 27, 2015, our wholly-owned subsidiary Changyou HK entered into share purchase agreements in which it agreed to sell to Supermax Holdings Group Limited, a British Virgin Islands company, all of the equity capital of Changyou My Sdn. Bhd, a Malaysia company, and all of the equity capital of Changyou.com (UK) Company Limited, a United Kingdom company. Upon the completion of these three transactions on August 17, 2015 we received aggregate cash consideration of $205 million.

Transaction Agreements with MoboTap

Investment Agreement

On July 16, 2014, we, through a wholly-owned subsidiary and our VIE Gamease, entered into an investment agreement with MoboTap, which operates the Dolphin Browser, MoboTap’s subsidiaries and variable interest entities and MoboTap’s shareholders pursuant to which we acquired 51% of MoboTap. See “Information on the Company—History and Development of the Company” in Item 4 of this annual report.

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

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands and hold our equity interests in AmazGame, Gamespace and Beijing Baina Technology, our principal PRC subsidiaries, indirectly through Changyou HK and MoboTap HK, our principal Hong Kong subsidiaries. A significant portion of our business operations are conducted by these PRC subsidiaries through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the China-HK Tax Arrangement, such dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and owns at least 25% of equity interests in the PRC company distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the SAT issued Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to withholding tax at the usual CIT Law rate of 10%.

Under the CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK, ICE HK and MoboTap HK are located in China. If we were to be considered a PRC tax resident enterprise under the CIT Law, then our global income would be subject to PRC enterprise income tax at the rate of 25%. Similarly, if Changyou HK, ICE HK or MoboTap HK were to be considered a PRC tax resident enterprise, then its global income would be subject to PRC enterprise income tax at the rate of 25%.

PRC taxation of our overseas shareholders

The implementation rules of the CIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and Changyou HK are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at the rate up to 10%. See “Risk Factors—There are significant uncertainties under the Corporate Income Tax Law of the PRC, or the CIT Law, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.”

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

Passive Foreign Investment Company

We believe that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending November 30, 2015. Our expectation is based on our operations and the composition of our earnings and assets for the 2015 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. However, because we currently hold, and expect to continue to hold a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, this could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and PRC Law and Regulations—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2015 were $761.6 million and our total assets as of December 31, 2015 were $1.78 billion, representing revenues of RMB 4.95 billion and total assets of RMB11.6 billion at the noon buying rate of RMB 6.4936 to $1.00 on December 31, 2015. If the value of the RMB were to depreciate by approximately 10% to RMB 7.1430 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $692.4 million and $1.62 billion, respectively. Also, we currently have outstanding loans from overseas banks that are denominated in U.S. dollars. To repay these loans, we will need to first convert our cash denominated in RMB into U.S. dollars. If the RMB depreciates relative to the U.S. dollar, we will have to use a larger amount of cash in RMB for any such loan repayment. For example, as reported in our U.S. dollar financial statements included in this annual report, our loans denominated in U.S. dollars as of December 31, 2015 aggregated $344.5 million. We needed RMB2.24 billion to settle these loans at the noon buying rate of RMB 6.4936 to $1.00 on December 31, 2015. If the value of the RMB were to depreciate by approximately 10% to RMB 7.1430 to $1.00, we would have to use RMB2.46 billion to settle loans in the same aggregate amount. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See “Risk Factors—Risks Related to Doing Business in China—We have suffered currency exchange losses, and we may continue to suffer currency exchange losses if the RMB continues to depreciate relative to the U.S. dollar, and fluctuations in the value of the RMB may have an adverse effect on our shareholders’ investment.” in Item 3.

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

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2015, which consisted of cash and cash equivalents, restricted time deposits, accounts receivable, short term investments, prepaid and other current assets, short-term bank loans, other current liabilities, long-term accounts payables and other long-term liabilities. The book value of those financial instruments approximated their fair value.

	Denominated in
	US$	RMB	Others	Total
	(in thousands)
Cash and cash equivalents	$269,620	$284,964	$15,333	$569,917
Restricted time deposits	—	354,739	—	354,739
Accounts receivable, net	7,250	59,548	1,161	67,959
Short-term investments	18,000	156,515	—	174,515
Prepaid and other current assets	325	231,402	665	232,392
Short-term bank loans	344,500	—	—	344,500
Other current liabilities	175,505	181,838	13,056	370,399
Long-term accounts payable	—	1,004	—	1,004
Other long-term liabilities	—	738	—	738

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.4%, 2.0% and 2.6% in 2015, 2014 and 2013, respectively. If inflation rises, it may materially and adversely affect our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

During 2014, we drew down loans from the offshore branches of certain banks, which were secured by an equivalent or greater amount of RMB deposits by us in the onshore branches of such banks. As of December 31, 2015, the total amount of the loans was $344.5 million and all carried a floating rate of interest based on the London Inter-Bank Offered Rate, or LIBOR. The fair value of our fixed interest rate loans will fluctuate with movements of market interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. Based upon the prevailing interest rates in the market, the fair value of our loans was $344.5 million at December 31, 2015. Based on our interest-bearing loans in 2015, a 10% change in the interest rate would result in an increase or decrease of $0.7 million of our total amount of interest expense in 2015.

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

Pursuant to an agreement dated April 1, 2009, as amended in June 4, 2010, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May of each of 2013, 2014 and 2015 for our expenses, including investor relations expenses, legal fees, accounting fees, Nasdaq listing application and listing fees and related expenses, of $6,000, $nil and $nil, respectively, which figures are net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

As of December 31, 2015, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

	For the year ended December 31,
	2014	2015
	US$	US$
	(in thousands)
Audit fees(1)	$2,035	$1,799
Tax fees(2)	1,415	1,415
Audit related fees(3)	126	61
All other fees	2	2

Total	$3,578	$3,277

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 29, 2013, we announced that our board of directors had authorized a share repurchase program of up to US$100 million of our outstanding American depositary shares, or ADSs, over a two-year period from July 27, 2013 to July 26, 2015. The ADSs may be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management will determine the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of our ADSs and other factors. The purchase program may be suspended or discontinued at any time. As of July 26, 2015, we had repurchased an aggregate of 1,364,846 ADSs, representing 2,729,692 Class A ordinary shares, for an aggregate purchase price of $35 million (equivalent to an average price of $25.90 per ADS, or $12.95 per Class A ordinary share). All ADSs repurchased by us during 2015, 2014 and 2013 were made pursuant to our publicly announced share repurchase program. We financed the share repurchase program through U.S. dollar-denominated loans from offshore banks which are secured by an equivalent amount of RMB-denominated onshore bank deposits of our subsidiaries in China.

The table below provides additional information on our repurchases of ADSs for each month of 2013, 2014 and 2015 after the commencement of the program:

Month	Number of ADSs Purchased	Purchase Cost (US$)*	Average Price Paid Per ADS (US$)*	Average Price Paid Per Ordinary Share (US$)*
2013
August (from August 9 to August 21)	227,500	6,796,182	29.87	14.94
September (from September 3 to September 6)	78,300	2,258,222	28.84	14.42
October (from October 28 to October 30)	284,700	8,197,604	28.79	14.40

	590,500	17,252,008	29.22	14.61
2014
December (from December 5 to December 11)	164,300	3,576,792	21.77	10.88

	164,300	3,576,792	21.77	10.88
2015
February (February 20)	847	21,615	25.52	12.76
March (from March 16 to March 20)	51,599	1,307,707	25.34	12.67
July (from July 6 to July 24)	557,600	13,192,624	23.66	11.83

Total	1,364,846	35,350,746	25.90	12.95

*	Cost and average price data includes trading commissions. Some numbers may not add due to rounding.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Changyou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1(1)	Registrant’s Specimen American Depositary Receipt

2.2(1)	Registrant’s Specimen Certificate for Class A ordinary shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares

4.1(1)	2008 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement with the Registrant’s directors

4.3(1)	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease

4.4(1)	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease

4.5(1)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited

4.6(1)	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB†

4.7(2)	English Translation of Project Cooperation Agreement, dated August 23, 2010, between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.8(2)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, between Changyou and Sohu

4.9(2)	English translation of Services and Maintenance Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

Exhibit Number	Description of Document

4.10(2)	English translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

4.11(3)	Master Transaction Agreement, dated as of November 29, 2011, between, on the one hand, Sohu.com Inc., Sohu.com Limited, Beijing Sohu Internet Information Service Co., Ltd., Beijing Sohu New Era Information Technology Co., Ltd., and Beijing Sohu New Media Information Technology Co., Ltd., and, on the other hand, Changyou.com Limited, Changyou.com HK Limited, and Beijing Changyou Gamespace Software Technology Co., Ltd., Beijing Guanyou Gamespace Digital Technology Co., Ltd.

4.12(3)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, by and between Sohu.com Inc. and Changyou.com Limited

4.13(3)	Services Agreement, dated as of November 29, 2011, by and between Beijing Changyou Gamespace Software Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd.

4.14(3)	English Translation of Form of Beijing Commercial Property Advance Sale Contract between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.15(4)	Loan Facility Letter, dated August 13, 2013, among Hang Seng Bank Limited,Changyou.com HK Limited and Changyou.com Limited

4.16(4)	Loan Facility Letter, dated July 26, 2013, between the Bank of East Asia, Limited and Changyou.com Limited

4.17(4)	Loan Facility Letter, dated May 8, 2013, among Hang Seng Bank Limited , Changyou.com HK Limited and Changyou.com Limited

4.18(5)	Form of Executive Employment Agreement, effective as of January 1, 2015 with Executive Officers

4.19(5)	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement, effective as of January 1, 2015 with Executive Officers.

4.20(5)	Termination Agreement dated as of January 15, 2015 between Changyou.com Limited and Tao Wang†

4.21(5)	Changyou.com Limited 2014 Share Incentive Plan

4.22*	English translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century

4.23*	English translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century

4.24*	English translation of Equity Pledge Agreements, dated April 15, 2015, among AmazGame, Gamease and High Century

4.25*	English translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century

4.26*	English translation of Power of Attorney, dated April 15, 2015, executed by High Century in favor of AmazGame

4.27*	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star

4.28*	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star

4.29*	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.30*	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.31*	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.32*	English translation of Equity Pledge Agreement, dated September 30, 2015, among Beijing Baina Technology, Changyou Star and Yongzhi Yang

4.33*	English translation of Exclusive Call Option Agreement, dated September 30, 2015, among Beijing Baina Technology, Changyou Star, Wuhan Baina Information and Yongzhi Yang

4.34*	English translation of Exclusive Services Agreement, dated September 30, 2015, between Beijing Baina Technology and Wuhan Baina Information.

Exhibit Number	Description of Document

4.35*	English translation of Business Operation Agreement, dated September 30, 2015, among Beijing Baina Technology, Wuhan Baina Information, Changyou Star and Yongzhi Yang.

4.36*	English translation of Power of Attorney, dated September 30, 2015, executed by the shareholders of Wuhan Baina Information in favor of Beijing Baina Technology.

4.37*	English translation of Equity Purchase Agreement, dated April 16, 2015, among Meng Shuqi, Gamease, Shenzhen 7Road and Shanghai Yong Chong.

8.1*	Subsidiaries of the Registrant

11.1(1)	Code of Ethics and Conduct for Directors, Officers and Employees

12.1*	Certification of Co-Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Co-Chief Executive Officer Required by Rule 13a-14(a)

12.3*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Co-Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Co-Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.3*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009.
(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011.
(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012.
(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2014.
(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 2, 2015.
†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.
*	Filed or furnished with this Annual Report on Form 20-F.

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

Date: February 26, 2016

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.Com Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Changyou.com Limited (the “Company”) and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

February 26, 2016

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 and 2015

(In thousands, except par value)

		As of December 31,
	Notes	2014	2015
		US$	US$
Assets
Current assets:
Cash and cash equivalents		220,794	569,917
Short-term investments	4(g)	191,577	174,515
Accounts receivable, net	8	77,969	67,959
Prepaid and other current assets (including $nil and $174,574, respectively, of matching loans to related parties)	9	34,845	232,392
Restricted time deposits	4(e), 7	282,186	227,285

Total current assets		807,371	1,272,068

Non-current assets:
Fixed assets, net	10	243,837	214,306
Intangible assets, net	11	68,276	25,139
Long-term investments, net	12	5,138	4,630
Goodwill	13	258,997	111,082
Restricted time deposits	4(e), 7	135,256	127,454
Other assets, net	14	29,090	24,827

Total assets		1,547,965	1,779,506

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $27,153 and $8,414, respectively)		50,782	25,484
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $37,871 and $36,463, respectively)	16	39,178	42,166
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $2,727 and $880, respectively)		55,592	37,347
Accrued liabilities to suppliers (including accrued liabilities to suppliers of consolidated VIEs without recourse to the Company of $14,295 and $3,993, respectively)		17,240	14,930
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $5,139 and $13,700, respectively)		18,471	27,423
Short-term bank loans	4(e), 7	25,500	344,500
Other short-term liabilities (including $nil and $184,239, respectively, of matching loans from related parties and other short-term liabilities of consolidated VIEs without recourse to the Company of $9,618 and $6,506, respectively)	17	14,893	198,165
Deferred tax liabilities		22,356	24,884
Current contingent consideration	4(n)	3,935	—

Total current liabilities		247,947	714,899

Long-term liabilities:
Long-term accounts payable		5,143	1,004
Long-term bank loans	4(e), 7	344,500	—
Long-term deferred tax liabilities (including long-term deferred tax liabilities of consolidated VIEs without recourse to the Company of $1,799 and $1,540, respectively)		5,748	3,616
Long-term contingent consideration (including long-term contingent consideration of consolidated VIEs without recourse to the Company of $1,929 and $nil, respectively)	4(n)	1,929	—
Other long-term liabilities		—	738

Total liabilities		605,267	720,257
Commitments and contingencies	28
Shareholders’ equity:
Class A ordinary shares par value $0.01, 200,000 authorized; 22,977 and 34,089, respectively, issued and outstanding as of December 31, 2014 and 2015		245	368
Class B ordinary shares par value $0.01, 97,740 authorized; 82,490 and 70,250, respectively, issued and outstanding as of December 31, 2014 and 2015		825	703
Additional paid-in capital		96,004	111,719
Treasury shares (1,510 and 2,730 shares, respectively, as of December 31, 2014 and 2015)	26	(20,817)	(35,323)
Statutory reserves	23	9,367	6,746
Retained earnings		735,962	951,367
Accumulated other comprehensive income/(loss)		68,802	(6,101)

Total Changyou.com Limited shareholders’ equity		890,388	1,029,479
Non-controlling interest		52,310	29,770

Total shareholders’ equity		942,698	1,059,249

Total liabilities and shareholders’ equity		1,547,965	1,779,506

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In thousands, except per share or per ADS data)

		For the Year Ended December 31
	Note	2013	2014	2015
		US$	US$	US$
Revenues:
Online game		669,168	652,008	636,846
Online advertising		49,998	58,963	57,832
IVAS		5,402	22,357	24,385
Others		13,307	21,938	42,573

Total revenues		737,875	755,266	761,636
Cost of revenues:
Online game		93,306	142,549	156,318
Online advertising		13,827	14,838	11,565
IVAS		1,786	22,985	19,647
Others(including transactions with related parties of $1,310, $nil and $nil, respectively)		17,518	21,490	29,231

Total cost of revenues		126,437	201,862	216,761

Gross profit		611,438	553,404	544,875
Operating expenses:
Product development		119,909	194,113	170,605
Sales and marketing(including transactions with related parties of $13,390, $10,401 and $2,651, respectively)		128,830	241,307	92,355
General and administrative		57,191	107,451	80,269
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business		—	52,282	40,324

Total operating expenses		305,930	595,153	383,553

Operating profit/(loss)		305,508	(41,749)	161,322
Interest income (including transactions with related parties of $nil, $nil and $5,360, respectively)		28,455	26,091	23,777
Foreign currency exchange gain/(loss)		(5,936)	(668)	2,954
Interest expense (including transactions with related parties of $nil, $nil and $1,340, respectively)		(8,835)	(6,452)	(8,333)
Other income		3,613	4,112	64,962

Income/(Loss) before income tax expense		322,805	(18,666)	244,682
Income tax expense	20	36,383	2,493	54,055

Net income/(loss)		286,422	(21,159)	190,627
Less: Net income attributable to the mezzanine classified non-controlling interest shareholders		17,780	—	—
Less: Net loss attributable to the non-controlling interest shareholders		—	(17,778)	(22,157)

Net income/(loss) attributable to Changyou.com Limited		268,642	(3,381)	212,784

Net income/(loss)		286,422	(21,159)	190,627
Other comprehensive income/(loss)		33,600	(2,931)	(74,922)

Comprehensive income/(loss)		320,022	(24,090)	115,705
Comprehensive income attributable to the mezzanine classified non-controlling interest shareholders		17,780	—	—
Comprehensive loss attributable to the non-controlling interest shareholders		—	(17,778)	(22,176)

Comprehensive income/(loss) attributable to Changyou.com Limited		302,242	(6,312)	137,881

Basic net income/(loss) per share	24	2.53	(0.03)	2.03
Diluted net income/(loss) per share	24	2.52	(0.03)	2.01
Basic net income/(loss) per ADS		5.06	(0.06)	4.06
Diluted net income/(loss) per ADS		5.04	(0.06)	4.02
Weighted average number of ordinary shares outstanding, basic		106,252	105,722	104,924
Weighted average number of ordinary shares outstanding, diluted		106,676	105,722	105,762
Weighted average number of ADS outstanding, basic		53,126	52,861	52,462
Weighted average number of ADS outstanding, diluted		53,338	52,861	52,881
Total share-based compensation cost included in:
Cost of revenues		101	152	35
Product development		475	1,069	5,475
Sales and marketing		74	105	1,017
General and administrative		624	2,788	8,497

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In thousands)

	Ordinary shares						Accumulated other comprehensive income
	Number of shares	Amount	Additional paid-in capital	Treasury shares	Statutory reserves	Retained earnings		Non- controlling interest	Total shareholders’ equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2012	105,784	1,058	88,626	—	9,351	470,717	38,133	—	607,885

Issuance of ordinary shares upon vesting and settlement of restricted share units	1,071	11	(11)	—	—	—	—	—	—
Share-based compensation	—	—	1,117	—	—	—	—	—	1,117
Share-based compensation allocated from Sohu	—	—	77	—	—	—	—	—	77
Foreign currency translation adjustment	—	—	—	—	—	—	33,600	—	33,600
Net income attributable to Changyou.com Limited	—	—	—	—	—	268,642	—	—	268,642
Appropriation for statutory reserves	—	—	—	—	16	(16)	—	—	—
Gain from acquisition of minority interest in 7Road	—	—	2,409	—	—	—	—	—	2,409
Transaction costs for acquisition of minority interest in 7Road	—	—	(152)	—	—	—	—	—	(152)
Repurchase of common stock	—	—	—	(17,240)	—	—	—	—	(17,240)
Acquisition of majority interest in RaidCall	—	—	—	—	—	—	—	17,178	17,178

Balance as of December 31, 2013	106,855	1,069	92,066	(17,240)	9,367	739,343	71,733	17,178	913,516

Issuance of ordinary shares upon vesting and settlement of restricted share units	70	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	3,912	—	—	—	—	138	4,050
Share-based compensation allocated from Sohu	—	—	27	—	—	—	—	—	27
Foreign currency translation adjustment	—	—	—	—	—	—	(2,949)	—	(2,949)
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	—	18	—	18
Net loss attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	(3,381)	—	(17,778)	(21,159)
Acquisition of MoboTap	—	—	—	—	—	—	—	53,424	53,424
Disposal of a subsidiary	—	—	—	—	—	—	—	(652)	(652)
Repurchase of common stock	—	—	—	(3,577)	—	—	—	—	(3,577)

Balance as of December 31, 2014	106,925	1,070	96,004	(20,817)	9,367	735,962	68,802	52,310	942,698

Issuance of ordinary shares upon vesting and settlement of restricted share units	144	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	15,044	—	—	—	—	30	15,074
Foreign currency translation adjustment	—	—	—	—	—	—	(74,885)	(19)	(74,904)
Disposal of available-for-sale securities, net	—	—	—	—	—	—	(18)	—	(18)
Net income/(loss) attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	212,784	—	(22,157)	190,627
Changes in statutory reserve	—	—	—	—	(2,621)	2,621	—	—	—
Non-controlling interest recognized in domestic company.	—	—	—	—	—	—	—	278	278
Repurchase of common stock	—	—	—	(14,506)	—	—	—	—	(14,506)
Change in majority interest in RaidCall	—	—	672	—	—	—	—	(672)	—

Balance as of December 31, 2015	107,069	1,071	111,719	(35,323)	6,746	951,367	(6,101)	29,770	1,059,249

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands)

	For the Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Cash flows from operating activities:
Net income/(loss)	286,422	(21,159)	190,627
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Bad debt provision	(300)	89	582
Depreciation	15,583	23,745	16,374
Amortization of intangible assets and other assets	26,790	41,423	24,739
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	—	52,282	40,324
Impairment loss of other assets	4,474	1,687	15,600
Share-based compensation allocated from Sohu	77	27	—
Share-based compensation expense	1,197	4,087	15,024
Loss from equity investments	—	232	724
Disposal loss of fixed assets and intangible assets	128	1,560	805
Deferred tax expense/(credits)	5,382	(20,965)	8,009
Change in contingent consideration	167	1,441	114
Change in fair value of short-term investments	(2,292)	(1,611)	(1,331)
Disposal of subsidiary and debt investment	—	—	(53,744)
Others	—	(652)	—
Changes in current assets and liabilities, net of acquisition:
Accounts receivable, net	(11,843)	(41,133)	4,295
Prepaid and other assets, net (including interest receivable from related parties of $nil, $nil and $5,360, respectively)	(25,653)	28,721	(12,743)
Accounts payable	22,751	(2,954)	(16,280)
Receipts in advance and deferred revenue	1,003	(4,584)	2,065
Accrued salary and benefits	15,825	6,049	(16,460)
Accrued liabilities to suppliers	5,922	(6,294)	951
Tax payables	13,352	(12,753)	4,464
Other short-term liabilities (including interest payable on related parties of $nil, $nil and $1,340, respectively)	(342)	1,078	(10,795)

Net cash provided by operating activities	358,643	50,316	213,344

Cash flows from investing activities:
Purchase of fixed assets	(61,582)	(24,241)	(12,443)
Purchase of intangible assets and other assets	(34,141)	(35,118)	(23,167)
Cash proceeds/(paid) relating to restricted time deposits	(168,635)	5,763	40,310
Cash paid for business acquisition, net of cash acquired	(109,695)	(86,539)	—
Investment in equity investees and debt securities	—	(4,918)	(4,136)
Proceeds from/(purchase of) short-term investments, net	51,185	(186,508)	5,511
Matching loans to related parties	—	—	(176,639)
Consideration received from sale of 7Road business and two subsidiaries and Doyo, net of cash	—	—	184,345
Other investing activities	175	1,059	(17,716)

Net cash used in investing activities	(322,693)	(330,502)	(3,935)

Cash flows from financing activities:
Loan proceeds from banks	167,000	370,000	—
Matching loans from related parties	—	—	182,900
Repayments of loans to offshore banks	—	(410,194)	(25,500)
Payment of contingent consideration	(19,658)	(2,813)	—
Payment for repurchase of shares	(17,240)	(3,577)	(14,506)

Net cash provided by/(used in) financing activities	130,102	(46,584)	142,894

Effect of exchange rate changes on cash and cash equivalents	15,793	(920)	(3,180)

Net increase/(decrease) in cash and cash equivalents	181,845	(327,690)	349,123
Cash and cash equivalents, beginning of year	366,639	548,484	220,794

Cash and cash equivalents, end of year	548,484	220,794	569,917

Supplemental disclosures of cash flow
Cash paid for income taxes	(48,590)	(11,982)	(40,241)
Cash paid for interest expense	(8,812)	(6,283)	(7,235)
Supplemental schedule of non-cash investing activity
Consideration payable for the purchase of non-controlling interest in 7Road	2,000	—	—
Consideration payable for the acquisition of Doyo	4,952	—	—
Changes in government grant in prepaid and other current assets	1,355	1,425	—

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (“VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2015 are described below:

Name of entity	Place and date of incorporation or acquisition	Effective interest held

Controlled entities:
Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, August 13, 2007	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, September 26, 2007	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, October 29, 2009	100%
Beijing Yang Fan Jing He Information Consulting Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, April 22, 2010	100%
Shanghai Jing Mao Culture Communication Co., Ltd (“Shanghai Jingmao”)	Shanghai, China, acquired on January 25, 2011	100%
Beijing Changyou Jingmao Film & Culture Communication Co., Ltd. (“Beijing Jingmao”)	Beijing, China, acquired on January 25, 2011	100%
Shenzhen Brilliant Imagination Technologies Co., Ltd. (“Brilliant Imagination”)	Shenzhen, China, incorporated on April 18, 2014	100%
Changyou.com Webgames (HK) Limited (“Changyou HK Webgames”)	Hong Kong, China, September 21, 2011	100%
7Road.com Limited (“7Road”)	Cayman Islands, incorporated on June 15, 2011	100%
7Road.com HK Limited	Hong Kong, China, incorporated on July 6, 2011	100%
Glory Loop Limited	British Virgin Islands, incorporated on June 23, 2014	100%
MoboTap Inc. (“MoboTap”)	Cayman Islands, acquired on July 31, 2014	51%
MoboTap Inc. Limited	Hong Kong, China, acquired on July 31, 2014	51%
Baina Zhiyuan (Beijing) Technology Co., Ltd. (“Beijing Baina Technology”)	Beijing, China, acquired on July 31, 2014	51%

VIEs:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, incorporated on August 23, 2007	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Shanghai, China, acquired on May 28, 2010	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Beijing, China, incorporated on August 5, 2010	100%
Baina (Wuhan) Information Technology Co., Ltd. (“Wuhan Baina Information”)	Wuhan, China, acquired on July 31, 2014	51%

The Group’s primary businesses are the online game business; the platform channel business, which consists of online advertising and software offerings; and the others business. The online game business and the platform channel business are the Group’s core businesses.

The Company is a leading online game developer and operator in China as measured by the popularity of TLBB and the mobile game TLBB 3D. The Group engages in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used; mobile games, which are played on mobile devices and require an Internet connection; and Web games, which are online games that are played through a Web browser with no local game software installation requirements.

The Group’s platform channel business mainly consists of the operation of the 17173.com Website, one of the leading information portals in China, which provides news, electronic forums, online videos and other information services on online games to game players.

The Group’s other services offerings include the sale, to advertisers, of pre-film cinema advertising slots, which are advertisements shown before the screening of movie in cinema theatres.

2. REORGANIZATION AND ACQUISITIONS

a. Reorganization

In August 2007, Sohu.com Inc. (“Sohu.com”), which is the Company’s ultimate parent company, undertook a restructuring and reorganization (the “Reorganization”). Sohu.com and its subsidiaries and VIEs, excluding the Company and its subsidiaries and VIEs, are collectively referred to as “Sohu.” Sohu.com and its subsidiaries and VIEs, including the Company and its subsidiaries and VIEs, are collectively referred to as the “Sohu Group.” The Reorganization was effected in connection with a contemplated initial public offering by the Company on the Nasdaq Global Select Market.

Prior to the establishment of the Group, the operation and licensing of PC games were carried out by various companies owned or controlled by Sohu.com (the “Predecessor Operations”). In connection with the Reorganization, the Predecessor Operations, which include all operating assets and liabilities relating to the operation of massively multi-player online role-playing games (“MMORPGs”) (which are a subset of massive multi-player online games (“MMOGs”)), were transferred to the Group with legal effect as of December 1, 2007.

On April 7, 2009, the Company completed an initial public offering on the Nasdaq Global Select Market. In the offering, 8,625,000 American depositary shares (“ADSs”), representing 17,250,000 Class A ordinary shares, were sold to the public at a price of $16.00 per ADS. Of these, 3,750,000 ADSs, representing 7,500,000 Class A ordinary shares, were sold by the Company; and 4,875,000 ADSs, representing 9,750,000 Class A ordinary shares, were sold by an indirect wholly-owned subsidiary of Sohu.com. The net proceeds to the Company from the initial public offering, after deducting commissions and offering expenses, were approximately $54.7 million.

b. Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) of up to $100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015. As of July 26, 2015, Changyou had repurchased 1,364,846 Changyou ADSs, representing 2,729,692 Class A ordinary shares, at an average price of $25.9 per ADS, or $12.95 per Class A ordinary share, for aggregate consideration of $35 million, which was recorded in treasury shares in shareholder’s equity.

c. 7Road Transactions

On May 11, 2011, the Group, through its VIE Gamease, acquired 68.258% of the equity interests of Shenzhen 7Road Technology Co., Ltd., or Shenzhen 7Road, and began to consolidate Shenzhen 7Road’s financial statements on June 1, 2011. Effective June 26, 2012, Shenzhen 7Road was reorganized into a Cayman Islands holding company structure (the “7Road Reorganization”) where Changyou held a direct ownership interest in 7Road through the Group’s subsidiary Changyou HK Webgames and Shenzhen 7Road was a VIE of 7Road. As the reorganization did not result in any change in the ultimate beneficial ownership of Shenzhen 7Road’s business, assets and results of operations, the Group’s management believes that the reorganization should be viewed as a non-substantive transaction and treated as if it had been effective upon the Group’s acquisition of 68.258% of the equity interests in Shenzhen 7Road.

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

On August 17, 2015, (i) Changyou’s VIE Gamease completed the sale to Shanghai Yong Chong Investment Center LP, a PRC limited partnership, of all of the equity interests in Shenzhen 7Road, a PRC company primarily engaged in the Web game business, and (ii) Changyou’s wholly-owned subsidiary Changyou HK completed the sale to Supermax Holdings Group Limited, a British Virgin Islands company, of all of the equity capital of Changyou My Sdn. Bhd, a Malaysia company, and Changyou.com (UK) Company Limited, a United Kingdom company, which are engaged in the online game business in Malaysia and the United Kingdom, respectively. The aggregate consideration for these transactions was $205.0 million in cash. As of December 31, 2015, all of the consideration had been paid to Changyou. In connection with these transactions, a disposal gain of $55.1 million was recorded in other income in the Group’s consolidated statements of comprehensive income.

d. Doyo Transactions

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

In September 2015, Changyou’s VIE Guanyou Gamespace entered into an agreement to sell all of the equity interests of Doyo to a PRC company owned by the former members of the management of Doyo. The aggregate consideration contemplated by the agreement includes cash consideration of approximately $2.9 million, and forgiveness, effective upon the completion of the sale, of contingent consideration payable to former members of the management of Doyo in the amount of $6.0 million. Changyou’s management treated the fact that the total consideration for the sale of Doyo pursuant to the agreement will be lower than the carrying value of Doyo’s net assets as an indicator that the goodwill associated with Doyo might be impaired. Accordingly, in September 2015 management performed a goodwill impairment test and recognized goodwill impairment in the amount of $1.9 million and there was no further gain or loss recognized in other income in the Group’s consolidated statements of comprehensive income. The transaction was completed on October 27, 2015.

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

In March 2015, the Kalends Group transferred additional ordinary shares of TalkTalk held by it to the Company and TalkTalk issued additional ordinary shares to the Company pursuant to the investment agreement because RaidCall had failed to achieve certain average daily active account milestones specified in the agreement. As a result, the Company’s equity interest in TalkTalk increased to 70% on a fully-diluted basis.

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

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

Basic Information

PRC law and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its online game business and its platform channel business primarily through its principal VIEs. Gamease is 100% owned directly by Beijing Century High Tech Investment Co., Ltd. (“High Century”), which is a PRC company and a VIE of Sohu.com Inc. that is held 80% by Charles Zhang, Changyou’ Chairman of the Board, and 20% by Wei Li, an employee of Sohu.. Guanyou Gamespace is 100% owned directly by Beijing Changyou Star Digital Technology Co., Ltd., (“Changyou Star”), which is a PRC company owned by Dewen Chen, Changyou’s Co-Chief Executive Officer, and Jie Liu, a Changyou employee, each holding a 50% interest in Changyou Star. Shanghai ICE is owned 100% by Changyou’s VIE Gamease.

On July 31, 2014, the Group purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis. See “Acquisition of MoboTap” in Note 2.f. MoboTap’s VIE Wuhan Baina Information is held 60% and 40%, respectively, by the Group’s VIE Gamease and Yongzhi Yang, the chief executive officer of MoboTap. In October 2015, Gamease transferred its 60% equity interest in Wuhan Baina Information to Changyou Star. As a result of the transfer, Changyou Star holds a 60% interest in Wuhan Baina Information, and Yongzhi Yang holds a 40% interest in Wuhan Baina Information.

For accounting purposes during consolidation, the registered capital of Gamease, Guanyou Gamespace and Wuhan Baina Information is eliminated with the Group’s loans to the shareholders of Gamease and Guanyou Gamespace and long-term investment in Wuhan Baina Information.

Under contractual agreements with the Company, shareholders of Gamease and Guanyou Gamespace are required to transfer their ownership in Gamease and Guanyou Gamespace to the Company, if permitted by PRC law and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. High Century and Changyou Star have pledged their shares in Gamease and Guanyou Gamespace to AmazGame and Gamespace as collateral to secure the performance of their obligations and Gamease’s and Guanyou Gamespace’s obligations under the applicable VIE-related agreements, including repayment of the loans. The aggregate amount of these loans as of December 31, 2015 was $3.1 million. All voting rights of Gamease, Guanyou Gamespace and Wuhan Baina Information are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace and Wuhan Baina Information.

Effective upon the completion of the 7Road Reorganization, Shenzhen 7Road became a VIE of 7Road, of which approximately 71.926% was owned by Changyou through Changyou HK Webgames. Shenzhen 7Road was directly owned by Changyou’s VIE Gamease, which held 68.258%, and by the other shareholders of Shenzhen 7Road, who held 31.742%. On June 5, 2013, Changyou, through Changyou HK Webgames, acquired all of the ordinary shares of 7Road held by the non-controlling shareholders of 7Road and, through Gamease, acquired all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease. See Note 2.c “— 7Road Transactions.” Before the sale of Shenzhen 7Road on August 17, 2015, the Company was the primary beneficiary of Shenzhen 7Road as a result of contractual arrangements among Shenzhen 7Road, the Company’s subsidiary Shenzhen 7Road Network Technologies Co., Ltd. (“7Road Technology”) and Gamease.

The Group follows the relevant guidance on accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the contractual relationships between the Company, AmazGame and Gamease, the contractual relationship between the Company, Gamespace and Guanyou Gamespace; the contractual relationship between the Company, Baina Zhiyuan (Beijing) Technology Co., Ltd. (“Beijing Baina Technology”), Wuhan Baina Information; and the contractual relationship between the Company, 7Road Technology and Shenzhen 7Road before the sale of Shenzhen 7Road on August 17, 2015, and the economic benefit flows of these contractual arrangements. In connection with such evaluation, management also took into account the facts that, as a result of these contractual arrangements, AmazGame and Gamespace and Beijing Baina Technology control 100% of the shareholders’ voting interests in Gamease; Guanyou Gamespace and Wuhan Baina Information; that before the sale of Shenzhen 7Road on August 17, 2015, 7Road Technology controlled 100% of the shareholders’ voting interests in Shenzhen 7Road; and that Gamease holds and controls 100% of the equity and voting interests in Shanghai ICE. The Group concluded that Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information are variable interest entities of the Company and that the Company is the primary beneficiary of each of them and that Shenzhen 7Road was a variable interest entity of the Company and that the Company was the primary beneficiary of Shenzhen 7Road before the sale of Shenzhen 7Road on August 17, 2015. As a result, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s and Wuhan Baina Information’s results of operations, assets and liabilities, and Shenzhen 7Road’s results of operations, assets and liabilities until August 17, 2015, have been included in the Group’s consolidated financial statements.

Financial Information

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, (in thousands)
	2014	2015
ASSETS:
Cash and cash equivalents	$13,926	$10,318
Restricted time deposit	294	—
Accounts receivable, net	62,725	49,272
Prepaid expense	7,762	4,202
Other receivable	7,130	31,328
Due from affiliates	171,808	192,204
Due from Sohu Group	5,095	242
Other current assets	1,406	—

Total current assets	270,146	287,566

Goodwill	127,541	10,257
Deferred tax assets and provision	18,066	11,665
Other non-current assets	81,723	6,879

Total assets	$497,476	$316,367

LIABILITIES:
Accounts payable	$27,153	$8,414
Accrued and other short-term liabilities	17,022	11,379
Due to affiliates	233,715	83,602
Receipts in advance and deferred revenue	37,871	36,463
Tax payable	5,139	13,700
Contingent consideration- current	3,935	—

Total current liabilities	324,835	153,558

Contingent consideration- non-current	1,929	—
Other long-term liabilities	1,799	1,540

Total liabilities	$328,563	$155,098

	For the Year ended December 31, (in thousands)
	2013	2014	2015
Net revenue	$719,253	$726,668	$742,547
Net income/(loss)	(1,170)	(108,889)	2,499

	For the Year ended December 31, (in thousands)
	2013	2014	2015
Net cash provided by operating activities	$102,086	$2,296	$(74,415)
Net cash used in investing activities	(53,925)	(94,257)	71,687
Net cash used in financing activities	—	(793)	—

Under contractual arrangements with the Company’s VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2015, the registered capital and PRC statutory reserves of the Company’s VIEs totaled $34.1 million As the Company’s consolidated VIEs are incorporated as limited liability companies under PRC law, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of such VIEs.

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

Summary of significant agreements currently in effect

Agreements Between Principal VIEs and Nominee Shareholders

Loan agreements and equity pledge agreements between AmazGame and the sole shareholder of Gamease and between Gamespace and the sole shareholder of Guanyou Gamespace. The loan agreements provide for loans to the respective shareholder of Gamease and Guanyou Gamespace for the shareholders to make contributions to the registered capital of Gamease and Guanyou Gamespace in exchange for 100% of the equity interests in Gamease and Guanyou Gamespace. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame and Gamespace, as the case may be, their equity interests in Gamease and Guanyou Gamespace. Under the equity pledge agreements, the respective shareholders of Gamease and Guanyou Gamespace pledge to AmazGame and Gamespace, their equity interests in Gamease and Guanyou Gamespace to secure the performance of their obligations under the loan agreements and Gamease’s and Guanyou Gamespace’s obligations to AmazGame and Gamespace under the various VIE-related agreements. If the shareholders breach their obligations under any VIE-related agreements (Gamease’s or Guanyou Gamespace’s breach of any of its obligations under the various applicable VIE-related agreements will be treated as its shareholder’s breach of its obligations), including the equity pledge agreements, AmazGame and Gamespace are entitled to exercise their rights as the beneficiaries under the applicable equity pledge agreements, including all rights the respective shareholders have as shareholders of Gamease or Guanyou Gamespace.

Equity interest purchase right agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the right, exercisable at any time during the terms of these agreements, if and when it is legal to do so under PRC law, to purchase from the respective shareholders of Gamease and Guanyou Gamespace all or any part of their equity interests in Gamease and Guanyou Gamespace at a purchase price equal to their initial contributions to registered capital of Gamease and Guanyou Gamespace.

Powers of attorney executed by the sole shareholder of Gamease in favor of AmazGame and by the sole shareholder of Guanyou Gamespace in favor of Gamespace, with a term of 10 years. These powers of attorney give the respective board of directors of AmazGame and Gamespace the exclusive right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.

Business operation agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. These agreements set forth the right of AmazGame and Gamespace, to control the actions of Gamease and Guanyou Gamespace, as the case may be, and the respective shareholders of Gamease and Guanyou Gamespace. Each agreement has a term of 10 years.

Equity pledge agreement between Beijing Baina Technology and the shareholders of Wuhan Baina Information, which are Gamease and Yongzhi Yang. Pursuant to this equity pledge agreement, the shareholders pledged to Beijing Baina Technology their equity interests in Wuhan Baina Information to secure the performance of their obligations and Wuhan Baina Information’s obligations under the various VIE-related agreements. If the shareholders breach their obligations under any VIE-related agreements (Wuhan Baina Information’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their obligations), including the equity pledge agreement, Beijing Baina Technology is entitled to exercise its rights as the beneficiary under the equity pledge agreement, including all rights the shareholders as the shareholder of Wuhan Baina Information.

Call option agreement among Beijing Baina Technology, Wuhan Baina Information, Changyou Star, and Yongzhi Yang. This agreement provides to Beijing Baina Technology and any third party designated by Beijing Baina Technology the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Changyou Star and Yongzhi Yang all or any part of their shares in Wuhan Baina Information or to purchase from Wuhan Baina Information all or part of its assets or business at the lower of RMB1.00 (approximately $0.15) or the lowest purchase price permissible under PRC law.

Business Operation Agreement, among Beijing Baina Technology, Wuhan Baina Information, Changyou Star and Yongzhi Yang. This agreement grants Beijing Baina Technology effective control of Wuhan Baina Information.

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

The following is a summary of agreements among 7Road Technology, Shenzhen 7Road and Shenzhen 7Road’s sole shareholder Gamease, all of which were terminated as of August 17, 2015:

Amended and restated equity interest purchase right agreement among 7Road Technology, Shenzhen 7Road and Gamease, which was Shenzhen 7Road’s sole shareholder. Under this agreement, 7Road Technology and any third-party designated by 7Road Technology had the right, exercisable at any time during the term of the agreement, if and when it became legal to do so under PRC law, to purchase from Gamease all or any part of its shares in Shenzhen 7Road at a nominal purchase price. This agreement had a term of 10 years, was renewable by 7Road Technology for such term as it might determine and was terminable by 7Road Technology by notice to the other parties at any time when, under PRC law as then in effect, 7Road Technology could not exercise its purchase right, and was also terminable if Shenzhen 7Road’s or 7Road’s existence was terminated, by mutual agreement of the parties or upon the written request of 7Road Technology. Neither Gamease nor Shenzhen 7Road had any power to terminate the agreement.

Amended and restated equity interest pledge agreement among 7Road Technology, Shenzhen 7Road and Gamease. Under this agreement, Gamease pledged to 7Road Technology Gamease’s equity interests in Shenzhen 7Road to secure the performance of Gamease’s obligations and Shenzhen 7Road’s obligations under the various VIE-related agreements. If Gamease or Shenzhen 7Road breached its obligations under any VIE-related agreements, 7Road Technology was entitled to exercise its rights as the beneficiary under the Equity Interest Pledge Agreements. This agreement terminated only after all of the obligations of Gamease and/or of Shenzhen 7Road under the various VIE-related agreements were no longer in effect.

Amended and restated business operation agreement among 7Road Technology, Shenzhen 7Road and Gamease. This agreement granted to 7Road Technology the right to control the actions of Shenzhen 7Road and to control the actions of Gamease in its capacity as the sole shareholder of Shenzhen 7Road. This agreement had an initial term of 10 years, was renewable by 7Road Technology for such term as it might determine and was terminable early if the existence of Shenzhen 7Road or 7Road Technology was terminated, or upon 30 days’ advance written notice of 7Road Technology to Shenzhen 7Road.

Power of attorney executed by Gamease in favor of 7Road Technology. This power of attorney gave 7Road Technology the exclusive right to appoint designees to act on behalf of Gamease in connection with all actions to be taken by Shenzhen 7Road requiring shareholder approval.

Technology development and utilization agreement between 7Road Technology and Shenzhen 7Road. Under this agreement, 7Road Technology had the exclusive right to provide product development and application services and technology support to Shenzhen 7Road for a fee based on Shenzhen 7Road’s revenues, which fee could be adjusted by 7Road Technology at any time in its sole discretion. The fee was eliminated upon consolidation.

Services and maintenance agreement between 7Road Technology and Shenzhen 7Road. Pursuant to this agreement, 7Road Technology provided marketing and maintenance services to Shenzhen 7Road in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

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

The Group’s operations and businesses rely on the operations and businesses of its principal VIEs, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions. Goodwill primarily represents the expected synergies from combining an acquired business with the Group. Intangible assets acquired through business acquisitions mainly consist of customer relationships, non-compete agreements, user bases, copyrights, trademarks and developed technologies. Unrecognized revenue-producing assets mainly consist of licenses and intellectual property. Licenses include operations licenses, such as Internet information service licenses and licenses for providing content. Intellectual property developed by the Group mainly consists of patents, copyrights, trademarks, and domain names. The Group’s operations and businesses may be adversely impacted if the Group loses the ability to use and enjoy assets held by these VIEs.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and consolidation

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with U.S. GAAP and on a going concern basis.

The consolidated financial statements include the financial statements of the Company and its controlled operating entities, including the Group’s subsidiaries and VIEs. All inter-company balances and transactions within the Group have been eliminated on consolidation.

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

Company’s financial instruments include cash equivalents, restricted time deposits, accounts receivable, short-term investments, prepaid and other current assets, investments in debt securities, and other non-current assets, short-term and long-term accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, short-term and long-term bank loans and other short-term liabilities.

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

j. Long-term investments

Equity investments

Investments in entities over which the Company does not have significant influence are recorded as equity investments and are accounted for by the cost method. Investments in entities over which the Company has significant influence but does not control are also recorded as equity investments and are accounted for by the equity method. Under the equity method, the Company’s share of the post-acquisition profits or losses of equity investments is recognized in the Company’s consolidated statements of comprehensive income; and the Company’s share of post-acquisition movements in equity is recognized in equity in the Company’s consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which the Company has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which the Company has recorded an equity investment equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the equity investee.

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities and are included in long-term investments. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

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

m. Receipts in advance and deferred revenues

For the operation of PC games, proceeds received from sales of prepaid game cards are initially recorded as receipts in advance. For the online advertising and cinema advertising services, cash payments, which are received in advance of the delivery of services pursuant to applicable advertising contracts, are recorded as receipts in advance.

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

n. Contingent consideration

The acquisition of Doyo included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the financial performance of Doyo for the fiscal years 2013 through 2015. The fair value of the contingent consideration was recognized on the acquisition date using the income approach/ discounted cash flow method with a scenario analysis applied. There were no indemnification assets involved.

In September 2015, Changyou entered into an agreement to sell all of the equity interests of Doyo. The aggregate consideration under the agreement includes cash consideration of approximately $2.9 million, and forgiveness, effective upon the completion of the sale, of contingent consideration payable to former members of the management of Doyo in the amount of $6.0 million. The transaction was completed on October 27, 2015. As a result, there was no contingent consideration as of December 31, 2015.

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

r. Functional currency and foreign currency translation

Functional currency

An entity’s functional currency is the currency of the primary economic environment in which it operates, and normally is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company and its subsidiaries in the United States, the Cayman Islands, the British Virgin Islands and Hong Kong is the U.S. dollar. The functional currencies of the Company’s subsidiaries and VIEs in other countries are the national currencies of those counties, rather than the U.S. dollar.

Foreign currency translation

Financial statements of entities with functional currencies other than the U.S. dollar are translated into the U.S. dollar, which is the reporting currency. Assets and liabilities are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the year, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from foreign currency translation to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of comprehensive income.

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

Online game business

The Group’s online game business offers to game players PC games, mobile games and Web games. All of its games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items. Revenues that the Group generates from self-operated and licensed out online games are included in online game revenues.

Self-Operated Games

The Group is the primary obligor of the self-operated games. The Group hosts the games on its own servers and is responsible for the sale and marketing of the games as well as the customer services. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile application stores, but are net of business tax and discounts to game card distributors where applicable. The Group obtains revenues from the sale of in-game virtual items. Revenues are recognized over the estimated lives of the virtual items purchased by game players or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

PC games

Proceeds from the self-operation of PC games are collected from players and third-party game card distributors through sales of game points on the online payment platform and prepaid game cards.

Self-operated PC games are either developed in house or licensed from third-party developers. For licensed PC games, the Group remits a pre-agreed percentage of the proceeds to the third-party developers, and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in the Group’s cost of revenues.

Mobile games

For self-operated mobile games, the Group sells game points to game players via third party mobile application stores. The mobile application stores in turn pay the Group proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly developed mobile games, the Group remits a pre-agreed percentage of the proceeds to the third-party developers, and keeps the balance pursuant to revenue-sharing agreements.

Such revenue-sharing amounts paid to mobile application stores and third-party developers are included in the Group’s cost of revenues.

Web games

Proceeds from self-operated Web games are collected from players through the sale of game points.

Licensed Out Games

The Group also authorizes third-parties to operate its online games. The licensed out games include PC games, mobile games and Web games developed in house and mobile games jointly developed with third-party developers. The Group receives monthly revenue-based royalty payments from all the third-party licensee operators. The Group receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate the Group’s games in specified geographic areas. Since the Group is obligated to provide post-sale services, the initial license fees are recognized as revenue ratably over the license period, and monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. The Group views the third-party licensee operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services. The Group remits to the third-party developers a pre-agreed percentage of revenues from jointly developed and licensed out mobile games, and recognizes revenues on a net basis.

Platform channel business

The Group’s platform channel business mainly consists of the game information portal operated on the 17173.com Website, the Dolphin Browser and RaidCall. The Group’s platform channel business generates online advertising revenues, which are derived primarily from the 17173.com Website; IVAS revenues, which are derived from other products and services that the Group offers; and a small amount of revenues derived from online games operated by MoboTap.

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

The Group treats advertising contracts for the 17173.com Website with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenues on a regular basis during the contract periods when each deliverable service is provided. Since the contract price is for all the deliverables under one advertising contract, the Group allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No. 2009-13. The Group first uses vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, the Group uses third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, the Group uses management’s best estimate of the selling price for the deliverables.

Dolphin Browser, RaidCall and wan.com Website

The Group provides IVAS, which consists primarily of software applications for PCs and mobile devices, such as the Dolphin Browser and RaidCall. Prior to March 2015, IVAS revenues also included revenues generated from the wan.com Website. Revenues from IVAS are recognized under the gross method, as the Group is the principal obligor for provision of the services.

Online game revenues generated from MoboTap

The Group also generates a small amount of online game revenues from its in-house developed or licensed online games operated by MoboTap. Such revenues are recognized under the gross method, as the Group is the principal obligor for provision of the services.

Others business

Revenues generated from the cinema advertising business are classified as others revenues. The Group provides clients advertising placements in slots that are shown in theatres before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts the Group signs with different theatres. When all the recognition criteria are met, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period.

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

Cost of others revenues consists primarily of payments to theatres for pre-film screening advertising slots.

u. Product development expenses

The product development expenses include the costs incurred for the development of the business prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2013, 2014 and 2015, the Group did not capitalize any product development expenses.

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

y. Share-based compensation expense

Share-based compensation expense is for share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by the Company to employees and directors. For share-based awards for which a grant date has occurred, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income based on the fair value of the related share-based awards on their grant dates. For share-based awards for which the service inception date precedes the grant date, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related share-based awards.

Changyou has two incentive plans in 2015 for the granting of share-based awards, including share options, restricted shares and restricted share units, to their employees and directors. See Note 18 “SHARE-BASED COMPENSATION”

For share-based awards, in determining the fair value of ordinary shares, share options, restricted shares and restricted share units granted before the shares underlying the awards were publicly traded, the income approach/discounted cash flow method with a discount for lack of marketability was applied. In determining the fair value of restricted share units granted shortly before Changyou’s initial public offering, the fair value of the underlying shares was determined based on the offering price in the initial public offering. In determining the fair value of restricted share units granted after Changyou’s initial public offering, the public market price of the underlying shares on the grant dates is applied. The fair value of share options for which the service inception date preceded the grant date was re-measured on each subsequent reporting date before the grant date based on the public market price of the underlying shares. In determining the fair value of share options granted by Sohu to employees of Changyou prior to its initial public offering, the Company applied the Black-Scholes valuation model.

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

The Company determined that as of December 31, 2013 the business segments that constituted its then primary reportable segments were the Online Game segment, which consisted of PC games and Web games, and the 17173 Business segment, which provided online advertising services and IVAS.

In 2014, the Company expanded its online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, the Group developed and acquired software applications for PCs and mobile devices intended to strengthen the Group’s competitiveness in the Internet sector. In 2014, the Group launched the wan.com Website, which offered to game players Web games of third-party developers. The CODMs determined that software applications for PCs and mobile devices and the wan.com Website should be reviewed together as one operating segment identified as the software segment. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173.com segment under the Platform Channel segment. Cinema advertising was not deemed significant enough to qualify as a separate, reportable segment and therefore was included in “Others.” Accordingly, as of December 31, 2014 the business segments that constituted the Company’s primary reportable segments were the Online Game segment, which consisted of PC games, mobile games and Web games, and the Platform Channel segment, which consisted of online advertising services offered on the 17173.com Website and IVAS.

The Group ceased operating the wan.com Website in March 2015. As a result, thereafter IVAS aggregated with 17173.com segment in the Platform Channel segment consisted solely of software for PCs and mobile devices. As of December 31, 2015, the business segments that constituted the Company’s primary reportable segments were the Online Game segment, which consists of PC games , mobile games and Web games, and the Platform Channel segment, which consists primarily of online advertising services on the 17173.com Website, and a relatively small amount of IVAS. Cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in “Others.”

af. Recently issued accounting standards

On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition — Construction — Type and Production — Type Contracts. For a public business entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In February 2015, the FASB issued Consolidation (Topic 810) —Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on the Group’s condensed consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update.

5. CONCENTRATION RISKS

Operations risk

Approximately 64%, 55% and 41%, respectively, of the Group’s net revenues for the year ended December 31, 2013, 2014 and 2015 were derived from a single PC game, TLBB, which was launched in May 2007. Approximately 91%, 91% and 94%, respectively, of the Group’s net revenues for the years ended December 31, 2013, 2014 and 2015 were derived from domestic operations.

Substantially all the Company’s long-lived assets are located in the PRC.

Currency risk

A majority of the Group’s sales and expenses transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to affect the remittance. Total cash and cash equivalents in currencies other than RMB held at financial institutions in mainland China were $1.2 million and $1.0 million, respectively, as of December 31, 2014 and 2015.

Credit risk

The Group holds its cash and bank deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group held its cash and bank deposits in approximately 27 and 24 different financial institutions as of December 31, 2014 and 2015, respectively, and held no more than approximately 25% and 32%, of its total cash at any single institution as of December 31, 2014 and 2015, respectively.

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

6. BUSINESS COMBINATIONS

7Road Transactions

On May 11, 2011, the Group acquired 68.258% of the equity interests of Shenzhen 7Road for fixed cash consideration of approximately $68.26 million, plus additional variable cash consideration of up to a maximum of $32.76 million that is contingent upon the achievement of specified performance milestones through December 31, 2012. Shenzhen 7Road was primarily engaged in Web game operations, through third-party joint operators, and development. The Company began to consolidate Shenzhen 7Road’s financial statements on June 1, 2011. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

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

The agreement for the acquisition of Shenzhen 7Road included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the financial performance of Shenzhen 7Road over a period through December 31, 2012. The range of the undiscounted amounts the Company could have paid under the contingent consideration provisions of the agreement was between $nil and $32.76 million. The fair value of the contingent consideration recognized on the acquisition date of $28.05 million was estimated by an independent valuation firm, with the income approach applied. There were no indemnification assets involved. As of the end of 2012, 7Road had exceeded the financial performance milestones and as a result changes in fair value of the contingent consideration of $2.2 million were recognized in other expense for the year ended December 31, 2012. Total identifiable intangible assets acquired upon acquisition mainly included completed game, games under development and other identifiable intangible assets acquired, including non-compete agreement of $179,000 and relationship with operators of $807,000. Games under development were subject to amortization after completion. Completed game and other identifiable intangible assets acquired were amortized over an estimated average weighted useful life of five years. Total goodwill of $103.4 million primarily represented the expected synergies from combining operations of Shenzhen 7Road with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill was not amortized but was tested for impairment and was not deductible for tax purposes.

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

On August 17, 2015, (i) Changyou’s VIE Gamease completed the sale to Shanghai Yong Chong Investment Center LP, a PRC limited partnership, of all of the equity interests in Shenzhen 7Road, and (ii) Changyou’s wholly-owned subsidiary Changyou HK completed the sale to Supermax Holdings Group Limited, a British Virgin Islands company, of all of the equity capital of Changyou My Sdn. Bhd, a Malaysia company, and Changyou.com (UK) Company Limited, a United Kingdom company, which are engaged in the online game business in Malaysia and the United Kingdom, respectively. The aggregate consideration for these transactions was $205.0 million in cash. As of December 31, 2015, all of the consideration had been paid to Changyou. In connection with these transactions, a disposal gain of $55.1 million was recognized in other income in the Group’s consolidated statements of comprehensive income. Income before tax of the disposal group was $75.9 million, $41.1million and $23.3 million, respectively, for the years ended December 31, 2013 and 2014 and the period ended August 17, 2015.

Doyo Transactions

In November 2013, the Group acquired 100% of the equity interests in Doyo, a game resources portal, for fixed cash consideration of approximately $6.5 million, and variable cash consideration up to a maximum of $7.3 million, which would be paid if and when Doyo achieved performance milestones set by the agreement. The Company’s management performed with the assistance of a third party valuer a valuation as of the date of acquisition of the variable contingent cash consideration considering the possibility of Doyo’s achieving the milestones, and determined that the fair value was $4.8 million at the time of the acquisition. The Company began to consolidate Doyo’s financial statements commencing with the acquisition.

The allocation of consideration for assets acquired and liabilities assumed based on their historical carrying amounts was as follows:

As of November 29, 2013 (in thousands)
Cash Consideration	$6,521
Contingent Consideration	4,785

Total consideration	11,306

Tangible assets	1,324
Identifiable intangible assets acquired	3,620
Goodwill	7,626
Liabilities assumed	(1,264)

Total	$11,306

Since Doyo was primarily engaged in online advertising and traffic monetization businesses, which had economic characteristics similar to those of the 17173.com Website, Doyo was aggregated into the business associated with the 17173.com Website as a reporting unit of the platform channel segment and the excess of the purchase price over the tangible assets, identifiable intangible assets (mainly user base and domain names) acquired and liabilities assumed was recorded as goodwill relating to the business associated with the 17173.com Website. The acquired identifiable intangible assets were valued by various approaches, including the income approach, as appropriate. Total goodwill of $7.6 million primarily represented the expected synergies from combining operations of the Company and Doyo, which management considered to be complementary to each other. In accordance with ASC350, goodwill was not amortized but was tested for impairment and was not deductible for tax purposes.

Changyou’s management reviewed the achievement of performance milestones for Doyo as of December 31, 2014. Doyo’s performance had exceeded the milestone established for the year ended December 31, 2014, and considering the operations of Doyo as at December 31, 2014, management determined that there was a higher probability of Doyo’s achieving the milestone established for the year ended December 31, 2015 than that there was at the time of the acquisition. As a result, the Company recorded a change in fair value of the contingent consideration of $1.2 million in the consolidated statements of comprehensive income in 2014. As of December 31, 2014, the carrying value of the contingent consideration amounted to $5.9 million.

In September 2015, Changyou’s VIE Guanyou Gamespace entered into an agreement to sell all of the equity interests of Doyo to a PRC company owned by the former members of the management of Doyo. The aggregate consideration contemplated by the agreement includes cash consideration of approximately $2.9 million, and forgiveness, effective upon the completion of the sale, of contingent consideration payable to former members of the management of Doyo in the amount of $6.0 million. Changyou’s management treated the fact that the total consideration for the sale of Doyo pursuant to the agreement was lower than the carrying value of Doyo’s net assets as an indicator that the goodwill associated with Doyo might be impaired. Accordingly, in September 2015 management performed a goodwill impairment test and recognized goodwill impairment in the amount of $1.9 million and there was no further gain or loss recognized in other income in the Group’s consolidated statements of comprehensive income. The transaction was completed on October 27, 2015.

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

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired (consisting primarily of software technology and a domain name) and liabilities assumed was initially recorded as goodwill relating to the Online Game segment. The acquired identifiable intangible assets were valued using the income approach. Total goodwill of $33.7 million primarily represented synergies between the Company’s existing online game business and RaidCall that were expected to result from an enhancement of game players’ experience through the Company’s offering of the RaidCall communications tool with the Company’s online games. In December 2014, Changyou’s management concluded that RaidCall was unable to provide the expected synergies with Changyou’s online games business. Accordingly, goodwill impairment and impairment of acquired intangible assets of $33.8 million and $15.3 million, respectively, were charged for the year ended December 31, 2014. Beginning in 2014, the operations of RaidCall were reclassified from the Online Game segment to the Platform Channel Business segment, due to a change in the CODMs review of the operating segment.

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

As of July 31, 2014 (in thousands)
Cash consideration	$90,830

Repurchase option	793
Identifiable intangible assets acquired	27,000
Goodwill	113,040
Other assets	6,714
Put option	(298)
Liabilities assumed	(2,995)
Noncontrolling interest	(53,424)

Total	$90,830

The acquired identifiable intangible assets represent the Dolphin Browser user base, technology and trademark, the useful lives of which were 2.4 years, 5.4 years and 10.4 years, respectively. The acquired user base was valued using the cost saving approach, and the acquired technology and trademark were valued using the income approach. Goodwill of $113 million was recognized at the time of the Company’s acquisition of MoboTap.

In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. In the year ended December 31, 2015, the financial performance of MoboTap was below original expectations, and Changyou’s management concluded that the Dolphin Browser was unable to provide expected synergies with Changyou’s platform channel business, and accordingly performed a goodwill impairment test using the net present value method for the goodwill generated in the acquisition of MoboTap. As a result, Changyou recorded $29.6 million and $8.9 million, respectively, in goodwill and intangible assets impairment losses.

Based on an assessment of MoboTap’s financial performance conducted in connection with the acquisition, MoboTap was not considered material to the Group. Thus the Group’s management concluded that the presentation of pro forma financial information with respect to the results of operations of the Group including the acquired MoboTap was not necessary.

The operating results of MoboTap, which are not significant to the Group, have been included in the consolidated financial statements since the acquisition date. The Dolphin Browser serves as a gateway to a host of user activities on mobile devices, which contributes to the Group’s Platform Channel Business. Accordingly, MoboTap was reported in 2014 and 2015 under the Platform Channel Business segment.

7. BANK LOANS AND RESTRICTED TIME DEPOSITS

Beginning in 2012, Changyou drew down loans from offshore branches of certain banks for the purposes of expediting the payment of a special one-time cash dividend to its shareholders, providing working capital to support its overseas operations, and funding the Company’s acquisitions and the Company’s share repurchase program. These bank loans were secured by an equivalent or greater amount of RMB deposits by Changyou in the onshore branches of such banks. The loans from the offshore branches of the lending banks are classified as short-term bank loans or long-term bank loans based on their payment terms.

As of December 31, 2015, the total amount of the bank loans was $344.5 million, all of which carried a floating rate of interest based on the London Inter-Bank Offered Rate (“LIBOR”). For the years ended December 31, 2014 and 2015, interest income from the restricted time deposits securing the loans was $16.3 million and $12.8 million, respectively, and interest expense on the bank loans was $6.4 million and $7.1 million, respectively.

8. ACCOUNTS RECEIVABLE, NET

The carrying amounts of accounts receivable of the Group are stated are as follows:

	As of December 31, (in thousands)
	2014	2015
Accounts receivable	$80,383	$69,133
Allowance for doubtful accounts:
Balance at the beginning of year	(2,677)	(2,414)
Additional provision for bad debt	(35)	(683)
Reversal of provision	11	1,822
Cash collection	287	101
Balance at the end of year	(2,414)	(1,174)

Net Book Value	$77,969	$67,959

9. PREPAID AND OTHER CURRENT ASSETS

	As of December 31, (in thousands)
	2014	2015
Matching loans to related parties	$—	$174,574
Due from 7Road	—	20,579
Rental deposits	6,158	6,268
Refundable corporate income tax	—	6,115
Prepaid cost of revenue	7,383	5,615
Deferred tax assets	4,918	4,673
Others	16,386	14,568

Total	$34,845	$232,392

Matching loans between Changyou and Sohu

During 2015, certain subsidiaries of the Company and certain subsidiaries of Sohu entered into a series of one year loan agreements, pursuant to which the subsidiaries of the Company are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Sohu subsidiaries are entitled to draw down equivalent RMB-denominated loans from the subsidiaries of the Company, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the date when the loan agreements were entered into. As of December 31, 2015, the Company had drawn down from the Sohu subsidiaries loans in an aggregate principal amount of $170 million and Sohu had drawn down from the subsidiaries of the Company loans in an aggregate principal amount of RMB1.02 billion (approximately $157.1 million).For the year ended December 31, 2015, interest income that the Company earned from such RMB-denominated loans was $4.9 million, and interest expense that the Company accrued for such U.S. dollar-denominated loans was $1.2 million.

Matching loans between Changyou and SoEasy

During 2015, certain subsidiaries of the Company and certain subsidiaries of SoEasy Internet Finance Group Limited (“SoEasy”) entered into a series of one year loan agreements, pursuant to which the subsidiaries of the Company are entitled to draw down HK dollar-denominated loans from the SoEasy subsidiaries and the SoEasy subsidiaries are entitled to draw down equivalent RMB-denominated loans from the subsidiaries of the Company, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the date when the loan agreements were entered into. As of December 31, 2015, the Company had drawn down from SoEasy subsidiaries loans in an aggregate principal amount of HK$100 million(approximately $12.9 million) and SoEasy had drawn down from the subsidiaries of the Company loans in an aggregate principal amount of RMB 80 million (approximately $12.3 million). For the year ended December 31, 2015, interest income that the Company earned from such RMB-denominated loans was $0.4 million, and interest expense that the Company accrued for such HK dollar-denominated loans was $0.1 million.

10. FIXED ASSETS, NET

	As of December 31, (in thousands)
	2014	2015
Office building	$207,236	$195,281
Computer equipment (including servers)	68,152	50,660
Leasehold and building improvements	34,004	32,143
Office furniture	5,463	4,440
Vehicles	1,522	1,729

Total	316,377	284,253
Less: accumulated depreciation	(72,540)	(69,947)

Net book value	$243,837	$214,306

The depreciation expense for fixed assets was $15.6 million, $23.7 million and $16.4 million, respectively, for the years ended December 31, 2013, 2014 and 2015.

11. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2015 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$26,869	$(9,517)	$(9,474)	$7,878
Computer software	6,902	(5,021)	—	1,881
Developed technologies	18,736	(3,111)	(12,334)	3,291
Trademarks and domain names	20,676	(5,988)	(11,747)	2,941
Cinema advertising slot rights	12,615	(8,721)	—	3,894
Others	19,468	(8,411)	(5,803)	5,254

Total	$105,266	$(40,769)	$(39,358)	$25,139

	As of December 31, 2014 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$33,464	$(12,695)	$(8,917)	$11,852
Computer software	5,954	(4,235)	(259)	1,460
Developed technologies	46,587	(19,431)	(10,751)	16,405
Trademarks and domain names	23,689	(5,875)	(9,534)	8,280
Cinema advertising slot rights	53,239	(37,360)	—	15,879
Others	22,826	(4,764)	(3,662)	14,400

Total	$185,759	$(84,360)	$(33,123)	$68,276

Amortization

The amortization expense for intangible assets was $26.8 million, $41.4 million and $24.6 million, respectively, for the years ended December 31, 2013, 2014 and 2015.

As of December 31, 2015, amortization expense of intangible assets for future years is expected to be as follows:

Amortization expense of intangible assets (in thousands)
2016	12,714
2017	4,904
2018	3,192
2019	1,912
2020	555
Thereafter	1,862

Total expected amortization expense	25,139

Impairment of Intangible Assets

In 2014, the Group recognized $20.2 million in losses from impairment of intangible assets, consisting primarily of a $15.3 million impairment loss for intangible assets related to RaidCall, as a result of the Group’s management’s assessment that the impairment existed based on its conclusion that RaidCall was unable to provide expected synergies with the Group’s online games business. The impaired intangible assets consisted primarily of domain names and computer software.

In 2015, the Group recognized $19.9 million in losses for impairment of intangible assets, primarily related to the Dolphin Browser operated by MoboTap and related license rights. In the year ended December 31, 2015, the financial performance of MoboTap was below original expectations, and Changyou’s management concluded that the Dolphin Browser was unable to provide expected synergies with Changyou’s platform channel business, performed a goodwill impairment test for the goodwill generated in the acquisition of MoboTap, and recognized an $8.9 million impairment loss for intangible assets. The impairment loss is recognized in the consolidated statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business.” The impaired intangible assets primarily consisted of user base, technology, trademark and license rights.

12. LONG-TERM INVESTMENTS, NET

	As of December 31, (in thousands)
	2014	2015
Equity investments	$3,173	$4,630
Investments in debt securities	1,965	—

Total	$5,138	$4,630

Equity investments

Changyou entered into investment agreements with seven mobile game development companies and one mobile product development company to acquire 10% to 30% of the equity interests in those companies, with aggregate initial consideration of $4.0 million. These investments were accounted under the equity method, because Changyou can exercise significant influence over the companies through rights to appoint one director to the board of each of the investee companies but does not own a majority of the equity interests in or control the companies. During 2015, the Company recognized impairment losses of $1.2 million in the aggregate for equity investments in four mobile game development companies, due to the companies’ disappointing financial results. As of December 31, 2015 and 2014 the carrying amount of these equity method investments was $1.6 million and $2.9 million, respectively, reflecting the Company’s proportionate share of the equity of these companies, and the Company recognized a gain of $1,300 and a loss of $0.2 million, respectively, in other income in the consolidated statements of comprehensive income in 2015 and 2014.

In 2015, Changyou made an initial investment of $3 million in return for a limited partner interest in an incubator fund. Changyou does not have a significant influence over the fund, which has no readily determinable fair value, and accounted for the investment using the cost method.

Investment in debt securities

Investment in debt securities represents the convertible note of a foreign game developer that the Group purchased on July 10, 2014. The cost of the investment was approximately $1.95 million. As a result of the issuer’s disappointing financial results, the Group sold the convertible note back to the issuer for an amount lower than the original principal amount of the note. As a result, the Company recognized a loss of $1.4 million during 2015.

13. GOODWILL

Changes in the carrying value of goodwill were as follows:

	Online Game (in thousands)	Platform Channel (in thousands)	Others (in thousands)	Total (in thousands)
Balance as of December 31, 2013
Goodwill	$120,294	$59,958	$5,201	$185,453
Accumulated impairment loss	—	—	(5,201)	(5,201)

	$120,294	$59,958	$—	$180,252

Transactions in 2014
Acquisitions	$—	$113,039	$—	$113,039
Foreign exchange	(398)	(95)	—	(493)
Impairment loss	—	(33,801)	—	(33,801)
Balance as of December 31, 2014
Goodwill	$119,896	$172,902	$5,201	$297,999
Accumulated impairment loss	—	(33,801)	(5,201)	(39,002)

	$119,896	$139,101	$—	$258,997

	Online Game (in thousands)	Platform Channel (in thousands)	Others (in thousands)	Total (in thousands)
Balance as of December 31, 2014
Goodwill	$119,896	$172,902	$5,201	$297,999
Accumulated impairment loss	—	(33,801)	(5,201)	(39,002)

	$119,896	$139,101	$—	$258,997

Transactions in 2015
Foreign exchange	$(415)	$(1,355)	$—	$(1,770)
Impairment loss	—	(31,445)	—	(31,445)
Disposal	(109,224)	(5,476)	—	(114,700)
Balance as of December 31, 2015
Goodwill	$10,257	$166,071	$5,201	$181,529
Accumulated impairment loss	—	(65,246)	(5,201)	(70,447)

	$10,257	$100,825	$—	$111,082

Prior to August 17, 2015, there were two reporting units with goodwill under the Online Game segment, consisting of the Changyou online game business and the 7Road online game business. After the sale of Shenzhen 7Road on August 17, 2015, the Changyou online game business was the only reporting unit with goodwill under the Online Game segment. There were three reporting units with goodwill under the Platform Channel segment in 2015, consisting of the 17173.com Website, RaidCall and MoboTap. The only reporting unit under the Others segment, and therefore the only reporting unit with goodwill, was the cinema advertising business. The Group tested goodwill for impairment at the reporting unit level as of October 1, 2015.

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

In 2014, as Changyou’s management concluded that RaidCall was unable to provide expected synergies with Changyou’s online game business, Changyou performed a two-step goodwill impairment test for the goodwill generated in the acquisition of RaidCall. As a result of this analysis, Changyou recorded a $33.8 million goodwill impairment loss.

In 2015, as the financial performance of MoboTap is below original expectations and Changyou’s management concluded that the Dolphin Browser was unable to provide expected synergies with Changyou’s platform channel business, Changyou performed a two-step goodwill impairment test for the goodwill generated in the acquisition of MoboTap. As a result, Changyou recorded $29.6 million in goodwill impairment losses for goodwill associated with the acquisition of MoboTap. The goodwill impairment losses are included in the Group’s statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business.” In September 2015, Changyou’s VIE Guanyou Gamespace entered into an agreement to sell all of the equity interests of Doyo to a PRC company owned by the former members of the management of Doyo. Changyou’s management considered the fact that the total consideration for the sale of Doyo pursuant to the agreement would be lower than the carrying value of Doyo’s net assets to be an indicator that the goodwill associated with Doyo might be impaired. Accordingly, in September 2015 management performed a goodwill impairment test and the Company recognized a goodwill impairment charge in the amount of $1.9 million. The $114.7 million of goodwill associated with the Company’s previous acquisitions of 7Road and Doyo were de-recognized as a result of the Company’s dispositions of Shenzhen 7Road and Doyo in 2015. The fair values of the other reporting units exceeded their carrying values, indicating that the goodwill of those reporting units was not impaired.

14. OTHER ASSETS, NET

	As of December 31, (in thousands)
	2014	2015
Deferred tax assets, net	$18,704	$12,729
Accrued interest income	2,273	7,925
Employee advance	6,093	2,793
Others	2,020	1,380

Total	$29,090	$24,827

15. FAIR VALUE MEASUREMENT

Fair Value of Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2014 and 2015:

		Fair value measurement (in thousands) at reporting date using
Items	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$469,703	$—	$469,703	$—
Restricted time deposits	354,739	—	354,739	—
Short-term investments	174,515	—	174,515	—

Total	$998,957	$—	$998,957	$—

		Fair value measurement (in thousands) at reporting date using
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$110,698	$—	$110,698	$—
Restricted time deposits	417,442	—	417,442	—
Short-term investments	191,577	—	191,577	—
Investment in debt securities	1,965	—	1,965	—

Total	$721,682	$—	$721,682	$—

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

As of December 31, 2014 and 2015, the Company’s investments in financial instruments were approximately $191.6 million and $174.5 million, respectively. The financial instruments are issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets. Since the maturity dates of these financial instruments are within one year, the investments are classified as short-term investments. For the years ended December 31, 2013, 2014 and 2015, the Company recorded changes in the fair value of short-term investments in the consolidated statements of comprehensive income of $2.5 million, $3.1 million and $9.4 million, respectively.

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. For the years ended December 31, 2013, 2014 and 2015, the Company recorded changes in the fair value of investment in debt securities in the consolidated statements of comprehensive income of $nil, $18,000 and negative $1.5 million, respectively.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Short-term accounts payable, receipts in advance and deferred revenue, short-term bank loans and other short term liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. The Company estimated fair values of other short-term receivables and payables using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Other non-current assets and long-term accounts payable

Other non-current assets are financial assets, and long-term accounts payable are financial liabilities, with carrying values that approximate fair value because the change in fair value, after considering the discount rate, is immaterial. The rates of interest under the Company’s loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of long-term bank loans. The Company estimated fair values of other non-current assets and long-term accounts payable using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Assets Measured at Fair Value on a Nonrecurring Basis

The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2015 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$25,139	$—	$—	$25,139	$19,947
Goodwill	111,082	—	—	111,082	31,445

	$136,221	$—	$—	$136,221	$51,392

		Fair value measurements at reporting date using
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$68,276	$—	$—	$68,276	$20,168
Goodwill	258,997	—	—	258,997	33,801

	$327,273	$—	$—	$327,273	$53,969

Intangible Assets

Intangible assets mainly comprise operating rights for licensed games, computer software, developed technologies, trademarks and domain names and cinema advertising slot rights. See Note 11 — INTANGIBLE ASSETS, NET.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. See Note 13 — GOODWILL

16. RECEIPTS IN ADVANCE AND DEFERRED REVENUE

	As of December 31, (in thousands)
	2014	2015
Receipts in advance	$18,198	$20,243
Deferred revenue	20,980	21,923

Total	$39,178	$42,166

17. OTHER SHORT-TERM LIABILITIES

	As of December 31, (in thousands)
	2014	2015
Matching loans from related parties	$—	$184,239
Customer deposits	4,315	4,509
Advance from government grants	4,613	1,694
Others	5,965	7,723

Total	$14,893	$198,165

During 2015, subsidiaries of the Company and subsidiaries of Sohu and SoEasy entered into a series of loan agreements. (See Note 9 —PREPAID AND OTHER CURRENT ASSETS).

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

i) Summary of share option activity

A summary of option activity as of December 31, 2015, and changes during the year then ended, relating to options granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan prior to Changyou’s initial public offering is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2015	3	17.74	0.48	115
Exercised	(3)	17.74

Outstanding at December 31, 2015	—

Vested at December 31, 2015	—

Exercisable at December 31, 2015	—

The total intrinsic value of share options exercised during the year ended December 31, 2015 was $139,062.

No options have been granted under Sohu’s 2000 Stock Incentive Plan since 2006. For the years ended December 31, 2013, 2014 and 2015, no share-based compensation expense was recognized for share options under Sohu’s 2000 Stock Incentive Plan because the requisite service periods for share options had ended by the end of 2009.

ii) Summary of restricted stock unit activity

As of December 31, 2015, there was $nil of unrecognized compensation expenses related to unvested restricted stock units, net of estimated forfeitures, granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan prior to Changyou’s initial public offering, as these awards were fully vested in the 2014.The total fair values of restricted stock units granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan prior to Changyou’s initial public offering and expensed during the years ended December 31, 2013, 2014 and 2015 were $76,000, $26,926 and $nil, respectively.

The total fair values on their respective vesting dates during the years ended December 31, 2013, 2014 and 2015 of vested restricted stock units granted to employees of the Predecessor Operations and employees of the business associated with the 17173.com Website under Sohu’s 2000 Stock Incentive Plan prior to Changyou’s initial public offering and were $182,000, $252,731 and $nil, respectively.

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

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expense recognized for restricted shares granted to Tao Wang and restricted share units granted to senior management and certain key employees under the Changyou 2008 Share Incentive Plan prior to the completion of Changyou’s initial public offering was negative $0.3 million, $nil and $nil, respectively. The negative $0.3 million represents Changyou’s true-up of the share-based compensation expense for restricted share units forfeited in 2013. For Changyou restricted shares granted to Tao Wang and restricted share units granted to senior management and certain key employees before Changyou’s initial public offering, there was no unrecognized share-based compensation expense for these grants after December 31, 2013, as they were fully vested as of December 31, 2013.

The total fair values of restricted share units vested on their respective vesting dates during the years ended December 31, 2013, 2014 and 2015 were $1.1 million, $nil and $nil, respectively.

Share-Based Awards Granted After Initial Public Offering

Changyou 2008 Share Incentive Plan

As of December 31, 2015, since the completion of the Company’s initial public offering, the Company had granted an aggregate of 1,807,552 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to executive officers other than the former CEO Tao Wang and certain non-executive employees. These Class A restricted share units are subject to vesting over a four-year period commencing on their grant dates. The fair values as of grant dates of restricted share units were determined based on the Company’s share price on the grant dates.

A summary of activity for these restricted share units as of and for the year ended December 31, 2015 with respect to grants made under the Changyou 2008 Share Incentive Plan after the completion of the Company’s initial public offering is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2015	220	$14.09
Granted	—
Vested	(95)	14.14
Forfeited	(105)	14.02

Unvested at December 31, 2015	20	14.25

Expected to vest thereafter	20	14.25

Share-based compensation expense recognized for the years ended December 31, 2013, 2014 and 2015 for restricted share units granted under the Changyou 2008 Share Incentive Plan after the completion of the Company’s initial public offering was $1.5 million, $1.3 million and negative $0.2 million, respectively. As of December 31, 2015, there was $0.1 million of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 0.86 years.

The total fair values of restricted stock units granted under the Changyou 2008 Share Incentive Plan after the completion of the Company’s initial public offering vested on their respective vesting dates during the years ended December 31, 2013, 2014 and 2015 were $5.5 million, $1.1 million and $1.1 million, respectively.

Changyou 2014 Share Incentive Plan

On June 27, 2014 the Company adopted and reserved for issuance 2,000,000 of Class A ordinary shares under a new share incentive plan (the “2014 Share Incentive Plan”). On November 2, 2014, the Company increased to 6,000,000 the number of Class A ordinary shares reserved under the 2014 Share Incentive Plan.

i) Summary of share option activity

Through December 31, 2014, the Company had contractually granted under the 2014 Share Incentive Plan an aggregate of 2,416,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees. On February 16, 2015, Changyou’s Board of Directors approved the conversion of 2,400,000 Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. The conversion constituted a modification of share based compensation. The incremental value of the modification is approximately zero due to the facts that the exercise price is approximately zero and the other terms were not changed. On June 1, 2015, Changyou’s Board of Directors approved the grants of options for the purchase of an aggregate of 1,998,000 Class A ordinary shares to certain members of the Company’s management and certain other employees, at an exercise price of $0.01. The options into which the Class A restricted units were converted on February 16, 2015 and the options approved on June 1, 2015 provide for vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. No grant date had been established for the unvested options for accounting purposes as of December 31, 2015, because a mutual understanding had not been reached between Changyou and the recipients clarifying the subjective performance requirements. Compensation expense for the options is accrued commencing on the service inception date and was, and will be, re-measured based on the then-current fair value of the options on each subsequent reporting date until the grant date is established. To determine the fair value of these share options, the public market price of Changyou’s ADSs at each reporting date was used and a binomial valuation model was applied.

During 2015, 450,000 share options were vested. As of December 31, 2015, there were 450,000 share options that were vested and remained exercisable, with a weighted average remaining contractual life of 8.84 years and aggregate intrinsic value of $5.6 million.

Share-based compensation expense recognized for share options for the years ended December 31 of 2014 and 2015 under the 2014 Share Incentive Plan was $2.6 million and $15.2 million, respectively.

The total fair values of share options vested on their respective vesting dates during the year ended December 31 of each of 2014 and 2015 was $nil and $4.7 million, respectively.

ii) Summary of restricted share unit activity

As of December 31, 2015, Changyou had granted under the 2014 Share Incentive Plan an aggregate of 16,000 Class A restricted share units to an employee. These Class A restricted share units are subject to vesting over a four-year period commencing on their grant dates. The fair values as of the grant dates of the restricted share units were determined based on market price of Changyou’s ADSs on the grant dates.

A summary of restricted share unit activity with respect to grants under the Changyou 2014 Share Incentive Plan as of and for the year ended December 31, 2015 is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2015	16	$12.64
Granted	—
Vested	—
Forfeited	(16)	12.64

Unvested at December 31, 2015	—

Expected to vest thereafter	—

Share-based compensation expense recognized for restricted share units for the year ended December 31, 2015 under the 2014 Share Incentive Plan was negative $17,000, due to termination of holders’ employment during the second quarter of 2015 prior to vesting. As of December 31, 2015, there was $nil of unrecognized compensation expense related to unvested restricted share units that were granted under the 2014 Share Incentive Plan.

7Road 2012 Share Incentive Plan

On July 10, 2012, 7Road adopted a 2012 Share Incentive Plan (the “7Road 2012 Share Incentive Plan”). On June 28, 2013, 7Road’s Board of Directors approved the cancellation of the 7Road 2012 Share Incentive Plan. 7Road concurrently offered to a total of 42 7Road employees holding an aggregate of 2,223,750 restricted share units which had been granted under the 7Road 2012 Share Incentive Plan the right to exchange their restricted share units for, at each employee’s election, in each case subject to the employee’s continued employment by 7Road, either (i) Scheme I: the right to a cash payment of up to an aggregate of $2.90 per restricted share unit exchanged, vesting and payable at the rate of 40%, 30% and 30%, respectively, on the first, second and third anniversaries of July 18, 2012, which is the date when the surrendered restricted share units were granted under the 7Road 2012 Share Incentive Plan, or (ii) Scheme II: the right to receive an annual cash bonus, over a seven-year period commencing July 1, 2013, based on adjusted annual cumulative net income of 7Road. All restricted share units held by these 42 holders under the 7Road 2012 Share Incentive Plan as of June 28, 2013 were included in this exchange program.

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

On August 17, 2015, Changyou completed the sale of 7Road. Compensation expense recognized for the years ended December 31 of 2013, 2014 and 2015 was $3.3 million, $0.8 million and $0.1 million, respectively, for Scheme I and $0.4 million, $0.3 million and $nil, respectively, for Scheme II.

MoboTap Equity Incentives

Compensation expense of $138,000 and $29,947, respectively, was recognized for the years ended December 31, 2014 and 2015 with respect to share awards in MoboTap granted to employees of MoboTap. As of December 31, 2015, there was $94,757 of unrecognized compensation expense related to MoboTap share awards.

19. MEZZANINE EQUITY

On May 11, 2011, the Company, through Gamease, acquired 68.258% of the equity interests of Shenzhen 7Road and began to consolidate 7Road’s financial statements on June 1, 2011.

Mezzanine Equity consisted of non-controlling interest in 7Road and a put option pursuant to which the non-controlling shareholders had the right to put their equity interests in 7Road to the Company at a pre-determined price if 7Road achieved specified performance milestones before the expiry of the put option and 7Road did not complete an initial public offering. The put option expired in 2014. Since the occurrence of the sale was not solely within the control of the Company, the Company classified the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

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

After the Pilot Program, the Company’s operation of PC games remains subject to business tax and related surcharges. The Group adopted the net presentation method for its PC games revenues. Under the net presentation method, revenues are net of business tax (at a rate of 5%).

c. VAT

The Company’s revenues from the operation of mobile games are generally subject to VAT at the rate of 6%.

VAT was imposed on the Company’s revenues from Web games developed in-house at a rate of 17%, with a 14% immediate tax refund, resulting in a net rate of 3% plus a related surcharge of 12% on the VAT payable.

After the Pilot Program, the Group’s online advertising and cinema advertising revenues are subject to VAT at a rate of 6%. There is a culture construction fee surcharge of 3% on revenues and the related VAT from the online advertising and cinema advertising businesses.

d. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2013, 2014 and 2015.

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

Principal Entities Qualified as High and New Technology Enterprises (“HNTEs”)

For the three years ended December 31, 2013, 2014 and 2015, AmazGame and Gamease were qualified as HNTEs and were entitled to an income tax rate of 15%, except that AmazGame was entitled to an income tax rate of 10% in 2013 and 2014 because it was also qualified as a Key National Software Enterprise (“KNSE”). AmazGame and Gamease will need to re-apply for HNTE qualification in 2017.

Principal Entities Qualified as Software Enterprises

•	AmazGame also qualified as a KNSE and enjoyed a preferential income tax rate of 10% for 2013 and 2014. However, as a result of a restructuring of the approval process, the State Council recently suspended the acceptance of applications for KNSE status, and it is not clear when, if ever, the acceptance of applications for KNSE status will resume. The Company plans to re-apply to qualify AmazGame as a KNSE for 2015 and 2016 if and when the State Council again authorizes the acceptance of applications.

•	In 2015, Gamespace was in its second year of a three–year period of qualification as a Software Enterprise, during which it is entitled to a 50% reduction to a rate of 12.5%.

•	In 2015, 7Road Technology was entitled to a 50% reduction to a rate of 12.5% as a Software Enterprise.

•	ICE Information Technology (Shanghai) Co., Ltd (“ICE Information”). ICE Information was not subject to income tax, as it incurred losses.

•	Shanghai ICE was entitled to a 50% reduction to a rate of 12.5% as a Software Enterprise from 2012 to 2014. The reduced rate no longer applied in 2015.

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

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of the Company’s Hong Kong subsidiaries is, in the light of Circular 601, to be considered a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of the Company’s PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the statutory withholding tax rate of 10%. In order to fund the distribution of a dividend to the Company’s shareholders, the Company’s management determined to cause one of the Group’s PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK. The Company does not intend to cause any of its PRC subsidiaries to distribute any profits of such subsidiaries with respect to years prior to 2012 to their direct overseas parent companies, but rather intends that such profits will be retained by such subsidiaries for their PRC operations. The Company’s management believes that under the corporate income tax law and relevant rules, such dividend out of earnings generated after January 1, 2012 is subject to a 5% withholding tax. Therefore, a withholding tax obligation of the PRC subsidiary associated with this distribution plan was accrued and recorded as deferred tax liabilities in the amount of $24.9 million as of December 31, 2015.

Uncertain Tax Positions

For the years ended December 31, 2013, 2014 and 2015, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

In 2015, the Company recognized tax payable in the amount of $14.6 million as management determined that certain business transactions that took place during the year may result in additional tax obligations under relevant tax rules.

The Group does not anticipate that the uncertain tax positions will significantly increase or decrease within twelve months of December 31, 2015.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31, (in thousands)
	2013	2014	2015
Income/(loss) from foreign entities	$(35,175)	$(48,460)	$53,752
Income from PRC entities	357,980	29,794	190,930

Income/(loss) before income tax expenses	$322,805	$(18,666)	$244,682
Current income tax expense	$28,909	$21,930	$44,668
Deferred tax	5,382	(20,965)	8,009

Income tax expenses applicable to PRC entities	$34,291	$965	$52,677
Foreign withholding tax expense	2,092	1,528	1,378

Income tax expense	$36,383	$2,493	$54,055

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2013	2014	2015
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	(19.5)%	115.8%	(12.8)%
Tax differential from statutory rate applicable to overseas subsidiaries	1.2%	(37.9)%	3.7%
Effect of withholding taxes	2.7%	(26.7)%	1.6%
Changes in valuation allowance	2.4%	(69.5)%	(2.7)%
Other permanent book-tax differences	(0.5)%	(20.1)%	7.3%

Effective CIT rate	11.3%	(13.4)%	22.1%

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2013	2014	2015
Tax holiday effect	$62,893	$21,619	$31,431
Basic earnings per share	$0.59	$0.20	$0.30

e. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets consist of the following:

	As of December 31, (in thousands)
	2014	2015
Deferred tax assets
Net operating loss from operations	$61,450	$40,788
Intangible assets	2,261	3,308
Accrued salary and benefits	7,871	4,678
Others	3,471	1,162

Total deferred tax assets	75,053	49,936
Less: Valuation allowance	(51,431)	(32,534)

Net deferred tax assets	$23,622	$17,402

Deferred tax liability
Related to acquired intangible assets	$1,805	$—
Withholding tax related to distribution of dividend	22,356	24,884
VAT refund	3,943	3,616

Net deferred tax liabilities	$28,104	$28,500

As of December 31, 2014 and 2015, the Group has made a valuation allowance against its deferred tax assets to the extent such deferred tax assets are not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including uncertainty as to the success of the Group’s businesses due to intense competition in the industries in which the Group operates its businesses and the migration of game players to mobile devices.

As of December 31, 2015, the Group had net operating losses from PRC entities of approximately $110.9 million available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses (except for the net operating losses generated by Gamease and Guanyou Gamespace) may not be utilized based on its estimate of the operation performance of these PRC entities; therefore, $13.6 million in deferred tax assets generated from net operating losses were offset by a valuation allowance. These net operating losses are expected to expire during the period between December 31, 2016 and December 31, 2021.

21. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2013, 2014 and 2015, the Group contributed approximately a total of $30.1 million, $47.0 million and $36.3 million, respectively, to these funds.

22. ADVERTISING EXPENSES

Included in sales and marketing expense, advertising expenses generally represent the expenses of promotions to create or stimulate a positive image of the Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. Advertising expenses recognized in the consolidated statements of comprehensive income were $101.6 million, $188.6 million and $43.1 million, respectively, for the years ended December 31, 2013, 2014 and 2015. Advertising expenses charged from Sohu were $13.4 million, $10.4 million and $2.7 million, respectively, for the years ended December 31, 2013, 2014 and 2015.

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

For the years ended December 31, 2013, 2014 and 2015, profit appropriation to the statutory surplus fund was approximately $16,000, $nil and $0.8 million, respectively, and in 2015, $3.4 million was derecognized due to the sale of Shenzhen 7Road.

24. EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2013	2014	2015
Numerator:
Net income/(loss) attributable to Changyou.com Limited	$268,642	$(3,381)	$212,784
Numerator for basic earnings/(losses) per share	268,642	(3,381)	212,784
Numerator for diluted earnings/(losses) per share	268,642	(3,381)	212,784
Denominator:
Weighted average number of ordinary shares outstanding — basic	106,252	105,722	104,924
Incremental shares from treasury share method	424	—	838

Weighted average number of ordinary shares outstanding — diluted	106,676	105,722	105,762

Basic net income/(loss) per share	$2.53	$(0.03)	$2.03
Diluted net income/(loss) per share	$2.52	$(0.03)	$2.01

As of December 31, 2013, 2014 and 2015, a total of nil, 120 and nil outstanding non-vested restricted shares and share options were excluded from the computation of dilutive loss per share for the years ended December 31, 2013, 2014 and 2015 because of their anti-dilutive effect. The dilutive effects of restricted shares and share options are calculated using the treasury stock method.

25. SEGMENT INFORMATION

The Group currently has two reportable segments consisting of the Online Game segment and the Platform Channel segment.

The Company determined that as of December 31, 2013 the business segments that constituted its then primary reportable segments were the Online Game segment, which consisted of PC games, and the 17173 Business segment, which consisted of the online advertising business and the IVAS business. In 2014, the Company expanded its online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, the Group developed and acquired software applications for PCs and mobile devices intended to strengthen the Group’s competitiveness in the Internet sector. In 2014, the Group launched the wan.com Website, which provided to game players a collection of Web games of third-party developers. The CODMs determined that the software applications for PCs and mobile services and the wan.com Website should be reviewed together as one operating segment identified as the software segment. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173.com segment under the Platform Channel segment. Cinema advertising was not deemed significant enough to qualify as a separate, reportable segment and therefore was included in “Others.”

Beginning in 2014, the Company stopped preparing discrete asset and liability information for individual operating segments, since the CODMs did not use balance sheet information for purposes of allocating resources to or evaluating the performance of the operating segments. Moreover, the CODMs began to review separate financial information of the software segment, which was reported within the Platform Channel segment in 2014. Promotion expenses for software in the amount of $42.5 million, which were recognized under the Online Game segment in 2013, were reclassified into the Platform Channel segment to conform to the 2014 presentation.

The Group ceased operating the wan.com Website on March, 2015. As a result, thereafter IVAS aggregated with 17173.com segment in the Platform Channel segment consisted solely of software for PCs and mobile devices. As of December 31, 2015, the business segments that constituted the Company’s primary reportable segments were the Online Game segment, which consists of PC games ,mobile games and Web games, and the Platform Channel segment, which consists primarily of online advertising services on the 17173.com Website, and a relatively small amount of IVAS. Cinema advertising is not deemed significant enough to qualify as a separate, reportable segment and therefore is included in “Others.”

Year Ended December 31, 2015

(in thousands)

	Online Game	Platform Channel	Others	Eliminations and adjustments	Consolidated
	US$	US$	US$	US$	US$
Revenues(1):
Online game	627,309	9,537	—	—	636,846
Online advertising	—	59,127	—	(1,295)	57,832
IVAS	—	24,385	—	—	24,385
Others	—	—	42,589	(16)	42,573

Total revenues	627,309	93,049	42,589	(1,311)	761,636
Cost of revenues:
Online game	150,368	5,913	—	—	156,281
Online advertising	—	11,565	—	—	11,565
IVAS	—	19,649	—	—	19,649
Others	—	—	29,231	—	29,231
SBC (2) in cost of revenues	37	(2)	—	—	35

Total cost of revenues	150,405	37,125	29,231	—	216,761

Gross profit	476,904	55,924	13,358	(1,311)	544,875
Operating expenses:
Product development	133,523	31,607	—	—	165,130
Sales and marketing	60,437	20,853	11,359	(1,311)	91,338
General and administrative	57,341	12,100	2,331	—	71,772
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	—	40,324	—	—	40,324
SBC (2) in operating expenses	14,957	32	—	—	14,989

Total operating expenses	266,258	104,916	13,690	(1,311)	383,553

Operating profit/(loss)	210,646	(48,992)	(332)	—	161,322
Interest income	24,886	79	—	(1,188)	23,777
Foreign currency exchange loss	2,858	96	—	—	2,954
Interest expense	(8,330)	(1,191)	—	1,188	(8,333)
Other income/(expense)	64,912	382	(332)	—	64,962

Income/(loss) before income tax expense	294,972	(49,626)	(664)	—	244,682
Income tax expense/(credit)	53,186	193	676	—	54,055

Net income/(loss)	241,786	(49,819)	(1,340)	—	190,627
Less: Net loss attributable to the non-controlling interest	88	(22,245)	—	—	(22,157)

Net income/(loss) attributable to Changyou.com Limited	241,698	(27,574)	(1,340)	—	212,784

Year Ended December 31, 2014

(in thousands)

	Online Game	Platform Channel	Others	Eliminations and adjustments	Consolidated
	US$	US$	US$	US$	US$
Revenues(1):
Online game	647,719	4,289	—	—	652,008
Online advertising	—	67,403	—	(8,440)	58,963
IVAS	—	22,357	—	—	22,357
Others	—	—	44,683	(22,745)	21,938

Total revenues	647,719	94,049	44,683	(31,185)	755,266
Cost of revenues:
Online game	138,483	3,084	—	925	142,492
Online advertising	—	15,412	—	(667)	14,745
IVAS	—	22,983	—	—	22,983
Others	—	—	21,490	—	21,490
SBC (2) in cost of revenues	57	95	—	—	152

Total cost of revenues	138,540	41,574	21,490	258	201,862

Gross profit/(loss)	509,179	52,475	23,193	(31,443)	553,404
Operating expenses:
Product development	148,310	44,734	—	—	193,044
Sales and marketing	77,526	191,072	4,047	(31,443)	241,202
General and administrative	80,836	21,574	2,253	—	104,663
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	3,225	49,057	—	—	52,282
SBC (2) in operating expenses	3,879	83	—	—	3,962

Total operating expenses	313,776	306,520	6,300	(31,443)	595,153

Operating profit/(loss)	195,403	(254,045)	16,893	—	(41,749)
Interest income	25,939	135	17	—	26,091
Foreign currency exchange loss	(458)	(210)	—	—	(668)
Interest expense	(6,452)	—	—	—	(6,452)
Other income/(expense)	5,494	(1,591)	209	—	4,112

Income/(loss) before income tax expense	219,926	(255,711)	17,119	—	(18,666)
Income tax expense/(credit)	4,171	(3,992)	2,314	—	2,493

Net income/(loss)	215,755	(251,719)	14,805	—	(21,159)
Less: Net loss attributable to the non-controlling interest	—	(17,778)	—	—	(17,778)

Net income/(loss) attributable to Changyou.com Limited	215,755	(233,941)	14,805	—	(3,381)

Year Ended December 31, 2013

(in thousands)

	Online Game	Platform Channel	Others	Eliminations and adjustments	Consolidated
	US$	US$	US$	US$	US$
Revenues(1):
Online game	669,168	—	—	—	669,168
Online advertising	—	54,882	—	(4,884)	49,998
IVAS	—	5,402	—	—	5,402
Others	—	—	25,031	(11,724)	13,307

Total revenues	669,168	60,284	25,031	(16,608)	737,875
Cost of revenues:
Online game	93,048	—	—	187	93,235
Online advertising	—	13,797	—	—	13,797
IVAS	—	1,860	—	(74)	1,786
Others	—	—	17,518	—	17,518
SBC (2) in cost of revenues	71	30	—	—	101

Total cost of revenues	93,119	15,687	17,518	113	126,437

Gross profit/(loss)	576,049	44,597	7,513	(16,721)	611,438
Operating expenses:
Product development	109,964	9,470	—	—	119,434
Sales and marketing	79,922	57,252	7,143	(15,561)	128,756
General and administrative	52,622	3,375	570	—	56,567
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	—	—	—	—	—
SBC (2) in operating expenses	1,129	44	—	—	1,173

Total operating expenses	243,637	70,141	7,713	(15,561)	305,930

Operating profit/(loss)	332,412	(25,544)	(200)	(1,160)	305,508
Interest income	28,419	23	13	—	28,455
Foreign currency exchange loss	(5,935)	—	(1)	—	(5,936)
Interest expense	(8,835)	—	—	—	(8,835)
Other expense	3,669	(169)	113	—	3,613

Income/(loss) before income tax expense	349,730	(25,690)	(75)	(1,160)	322,805
Income tax expense/(credit)	35,988	(15)	410	—	36,383

Net income/(loss)	313,742	(25,675)	(485)	(1,160)	286,422
Less: Net income attributable to the mezzanine classified non-controlling interest	17,780	—	—	—	17,780

Net income/(loss) attributable to Changyou.com Limited	295,962	(25,675)	(485)	(1,160)	268,642

Note (1):	The intercompany elimination for segment revenues mainly consists of sales and marketing services provided by the Platform Channel Business and the Others business to the Online Game Business.
Note (2):	“SBC” stands for share-based compensation expense.

26. TREASURY SHARES

On July 27, 2013, the Company’s board of directors approved a share repurchase program, pursuant to which the Company may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to $100 million of the Company’s outstanding ADSs over a two-year period from July 27, 2013 to July 26, 2015. As of July 26, 2015, the Company had repurchased under the Share Repurchase Program an aggregate of 1,364,846 ADSs, representing 2,729,692 Class A ordinary shares, at an average price of $25.9 per ADS, or $12.95 per Class A ordinary share, for aggregate consideration of $35 million. These shares were recorded at their historical purchase cost of $35 million and were not canceled.

27. RELATED PARTY TRANSACTIONS

The table below sets forth major related parties and their relationships with the Group

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
SoEasy	An associate of Sohu
Jin Dian	A controlled company by a member of board

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

During 2015, certain subsidiaries of the Company and certain subsidiaries of Sohu entered into a series of one year loan agreements, pursuant to which the subsidiaries of Changyou can draw down U.S. dollar-denominated loans from Sohu subsidiaries and the subsidiaries of Sohu can draw down equivalent RMB-denominated loans from the Changyou subsidiaries, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the date when the loan agreements were entered into.

During 2015, certain subsidiaries of Changyou and certain subsidiaries of SoEasy entered into a series of one year loan agreements, pursuant to which the subsidiaries of Changyou may draw down HK dollar-denominated loans up to HK$100 million from SoEasy and the subsidiaries of SoEasy may draw down equivalent RMB-denominated loans from the subsidiaries of Changyou, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the date when the loan agreements were entered into.

During the years ended December 31, 2013, 2014 and 2015, significant related party transactions were as follows:

	For the year ended December 31, (in thousands)
Transactions with Sohu	2013	2014	2015
Services provided by Sohu
Sales and marketing services provided by Sohu	$13,390	$10,401	$2,651
Interest expense on matching loans	—	—	1,234
Services provided to Sohu
Interest income on matching loans	$—	$—	$4,925

	For the year ended December 31, (in thousands)
Transactions with Jin Dian	2013	2014	2015
Advertising slots provided by Shi Dai Jin Dian Cinema Investing Co., Ltd, or Jin Dian	$1,310	$—	$—

	For the year ended December 31, (in thousands)
Transactions with SoEasy	2013	2014	2015
Services provided by SoEasy
Interest expense on matching loans	$—	$—	$106

Services provided to SoEasy
Interest income on matching loans	$—	$—	$435

As of December 31, 2014 and 2015, the amounts due to related parties were as follows:

	As of December 31, (in thousands)
	2014	2015
Due to Sohu (matching loans from Sohu)	$—	$171,234
Due to SoEasy (matching loans from SoEasy)	—	13,005

As of December 31, 2014 and 2015, amounts due from and prepayment to related parties were as follows:

	As of December 31, (in thousands)
	2014	2015
Due from Sohu (matching loans)	$—	$161,834
Due from SoEasy (matching loans)	—	12,740

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

28. COMMITMENTS AND CONTINGENCIES

The Group has future rental commitments related to its bandwidth leasing charges, office rental, fees for operating rights of licensed games in development, interest payment and certain other services as follows:

	Bandwidth leasing (in thousands)	Office rental (in thousands)	Fees for operating rights of licensed games in development (in thousands)	Others (in thousands)
2016	$7,655	$4,288	$3,038	$663
2017	1,339	3,506	150	34
2018 and thereafter	4	2,431	—	—

Total minimum payments required	$8,998	$10,225	$3,188	$697

Rental expenses, including bandwidth leasing charges and office rental, were approximately $30.2 million, $48.4 million, and $32.3 million, respectively, for the years ended December 31, 2013, 2014 and 2015 and were charged to the statement of comprehensive income as incurred.

The Group estimated the future capital commitments related to expenditures for rights to titles and characters for games in development, operating rights of licensed games with technological feasibility and cinema advertising slot rights to be as follows:

	Expenditures for rights to titles and characters for games in development (in thousands)	Expenditures for operating rights of licensed games with technological feasibility (in thousands)	Cinema advertising slot rights (in thousands)
2016	$1,623	$5,818	$23,745
2017	—	20,350	26,868
2018 and thereafter	—	—	11,272

Total minimum payments required	$1,623	$26,168	$61,885

The Group did not have any other significant capital and other commitments or guarantees as of December 31, 2015.

The Group did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2015.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the business, financial condition or results of operations.

29. RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities such as AmazGame, Gamease, Gamespace and Guanyou Gamespace only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (See Note 23 — STATUTORY RESERVES) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders.

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

As of December 31, 2014 and 2015, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2014	2015
	US$	US$
Assets
Cash and cash equivalents	24,429	5,118
Prepaid and other current assets	2	—
Restricted time deposits-current	—	478

Total current assets	24,431	5,596
Interests in subsidiaries and variable interest entities	1,236,882	1,368,978

Total assets	1,261,313	1,374,574

Liabilities and shareholders’ equity
Short-term bank loans	25,500	344,500
Accrued liabilities	925	595

Total current liabilities	26,425	345,095
Long-term bank loans	344,500	—

Total liabilities	370,925	345,095

Shareholders’ equity
Class A ordinary shares par value $0.01, 200,000 authorized; 22,977 and 34,089 issued and outstanding as of December 31, 2014 and 2015, respectively	245	368
Class B ordinary shares par value $0.01, 97,740 authorized; 82,490 and 70,250 issued and outstanding as of December 31, 2014 and 2015, respectively	825	703
Additional paid-in capital	96,004	111,719
Treasury shares (1,510 and 2,730 shares, respectively as of December 31, 2014 and 2015)	(20,817)	(35,323)
Statutory reserves	9,367	6,746
Retained earnings	735,962	951,367
Accumulated other comprehensive income/(loss)	68,802	(6,101)

Total shareholders’ equity	890,388	1,029,479

Total liabilities and shareholders’ equity	1,261,313	1,374,574

Financial information of Changyou.com Limited

Condensed Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,
	2013	2014	2015
	US$	US$	US$
Operating expenses:
General and administrative	3,552	5,329	21,784

Total operating expenses	3,552	5,329	21,784

Operating loss	(3,552)	(5,329)	(21,784)
Share of profit of subsidiaries and variable interest entities	283,436	7,390	241,741
Interest expense, net	(11,242)	(5,442)	(7,173)

Income/(Loss) before income tax expense	268,642	(3,381)	212,784

Net income/(loss)	268,642	(3,381)	212,784
Other comprehensive income/(loss)	33,600	(2,931)	(74,903)

Comprehensive income/(loss)	302,242	(6,312)	137,881

Condensed Statement of Cash Flows (In thousands)
	For the year ended December 31,
	2013	2014	2015
	US$	US$	US$
Net cash used in operating activities	(14,668)	(10,483)	(14,238)
Cash flows from investing activities:
Purchase of restricted time deposits	—	—	(478)
Proceeds/(Cash paid) relating to loans to subsidiaries	(102,165)	4,241	35,411

Net cash provided by/(used in) investing activities	(102,165)	4,241	34,933
Cash flows from financing activities:
Proceeds of loans from offshore banks	140,978	370,000	—
Repayment of loans to offshore banks	—	(353,331)	(25,500)
Dividend distributed to shareholders	—	—	—
Payment for repurchase of shares	(17,240)	(3,577)	(14,506)

Net cash provided by/(used in) financing activities	123,738	13,092	(40,006)

Net increase/(decrease) in cash and cash equivalents	6,905	6,850	(19,311)

Cash and cash equivalents at beginning of year	10,674	17,579	24,429

Cash and cash equivalents at end of year	17,579	24,429	5,118