Form 20-F
period 2016-12-31
Changyou.com Ltd
filed 2017-02-27
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Beijing 100043

People’s Republic of China

Telephone: (86 10) 6192 0800

Email: IR@cyou-inc.com

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 34,501,330 Class A ordinary shares, par value $0.01 per share, and 70,250,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2016.

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

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “Changyou,” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entities;

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the Nasdaq Global Select Market under the symbol “SOHU”;

•	“Sohu” or “Sohu Group” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entities;

•	“PC games” refers to interactive online games that may be accessed and played simultaneously by hundreds of thousands of game players through personal computers with local game client-end access software installation requirements. In previous annual reports, we have sometimes used the terms “MMOGs” and “MMORPGs” when referring to these client-end installed games played through personal computers;

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“Web games” are online games that are played through a Web browser with no local game software installation requirements;

•	“Mobile games” are online games that are played on mobile devices and require an Internet connection;

•	“Tian Long Ba Bu” refers to the popular novel of that name by the famous Chinese writer Louis Cha, from whom we have obtained an exclusive license to develop and operate PC games and mobile games based on the title and characters of that novel;

•	“TLBB” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to our mobile game developed based on the title and characters of Tian Long Ba Bu;

•	“IVAS” refers to our Internet value-added services;

•	“VIE” refers to an entity that is a variable interest entity under U.S. GAAP, including a subsidiary of an entity that is a variable interest entity under U.S. GAAP;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, par value $0.01 per share;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“RMB” refers to the Renminbi, which is the legal currency of China; and

•	“US$,” U.S. dollars,” and “$” refer to the United States dollar, which is the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016 and audited consolidated balance sheets as of December 31, 2015 and 2016.

We completed an initial public offering of our ADSs on April 7, 2009. Our ADSs are traded on the Nasdaq Global Select Market under the symbol “CYOU.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terms such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond any that is required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading provider of products and services to online game players in China;

•	our expected development, launch and market acceptance of additional mobile games and PC games;

•	our ability to maintain and strengthen our 17173.com Website as a leading game information portal in China;

•	our ability to continue to increase the revenues of our cinema advertising business;

•	our various initiatives to implement our business strategies to expand our business through organic growth and strategic acquisitions;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online game developers and operators.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2012 and 2013 and our consolidated balance sheets data as of December 31, 2012, 2013 and 2014 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not indicate the results that may be expected for any future periods.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	($ in thousands, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Online game	570,346	669,168	652,008	636,846	395,708
Online advertising	42,525	49,998	58,963	57,832	39,409
Cinema advertising	6,251	13,307	21,938	42,573	68,542
IVAS	4,307	5,402	22,357	24,385	21,726

Total revenues	623,429	737,875	755,266	761,636	525,385
Cost of revenues:(1)
Online game	76,432	93,306	142,549	156,318	96,171
Online advertising	6,535	13,827	14,838	11,565	10,104
Cinema advertising	20,046	17,518	21,490	29,231	45,959
IVAS	1,509	1,786	22,985	19,647	13,576

Total cost of revenues	104,522	126,437	201,862	216,761	165,810

Gross profit	518,907	611,438	553,404	544,875	359,575
Operating expenses:
Product development(1)	73,755	119,909	194,113	170,605	121,619
Sales and marketing(1)	60,639	128,830	241,307	92,355	56,543
General and administrative(1)	33,514	57,191	107,451	80,269	50,560
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	2,906	—	52,282	40,324	—

Total operating expenses	170,814	305,930	595,153	383,553	228,722

Operating profit/(loss)	348,093	305,508	(41,749)	161,322	130,853
Interest income	15,882	28,455	26,091	23,777	21,490
Foreign currency exchange gain/(loss)	(558)	(5,936)	(668)	2,954	5,108
Interest expense	(2,243)	(8,835)	(6,452)	(8,333)	(4,321)
Other income/(expense)	(173)	3,613	4,112	64,962	15,523

Income/(loss) before income tax expense	361,001	322,805	(18,666)	244,682	168,653
Income tax expense	67,405	36,383	2,493	54,055	21,583

Net income/(loss)	293,596	286,422	(21,159)	190,627	147,070
Less: Net income attributable to the mezzanine classified non-controlling interest shareholders	11,196	17,780	—	—	—
Less: Net gain/(loss) attributable to the non-controlling interest shareholders	—	—	(17,778)	(22,157)	2,123

Net income/(loss) attributable to Changyou.com Limited	282,400	268,642	(3,381)	212,784	144,947

Net income/(loss)	293,596	286,422	(21,159)	190,627	147,070
Change in foreign currency translation adjustment (net of tax of nil, nil, and nil, respectively)	3,385	33,600	(2,949)	(74,904)	(66,321)
Available-for-sale securities:
Change in unrealized gain/(loss) (net of tax of nil, nil, and nil respectively)	—	—	18	(1,454)	—
Less: reclassification adjustment for net gain/(loss) included in net income/ (loss) (net of tax of nil, nil, and nil, respectively)	—	—	—	1,436	—
Net change in unrealized gain/ (loss) on available-for-sale securities, net of tax	—	—	18	(18)	—
Total Other comprehensive income/ (loss)	3,385	33,600	(2,931)	(74,922)	(66,321)

Comprehensive income/(loss)	296,981	320,022	(24,090)	115,705	80,749
Comprehensive income attributable to the mezzanine classified non-controlling interest shareholders	11,196	17,780	—	—	—
Comprehensive income/(loss) attributable to the non-controlling interest shareholders	—	—	(17,778)	(22,176)	2,127

Comprehensive income/(loss) attributable to Changyou.com Limited	285,785	302,242	(6,312)	137,881	78,622

Cash dividend per share	1.90	—	—	—	—

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	($ in thousands, except for per share and per ADS data)
Basic net income/(loss) per share	2.67	2.53	(0.03)	2.03	1.39
Diluted net income/(loss) per share	2.64	2.52	(0.03)	2.01	1.36
Basic net income/(loss) per ADS	5.35	5.06	(0.06)	4.06	2.78
Diluted net income/(loss) per ADS	5.29	5.04	(0.06)	4.02	2.72
Weighted average number of ordinary shares outstanding, basic	105,656	106,252	105,722	104,924	104,560
Weighted average number of ordinary shares outstanding, diluted	106,792	106,676	105,722	105,762	106,278
Weighted average number of ADS outstanding, basic	52,828	53,126	52,861	52,462	52,280
Weighted average number of ADS outstanding, diluted	53,396	53,338	52,861	52,881	53,139

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	($ in thousands)
Cost of revenues	306	101	152	35	31
Product development	1,854	475	1,069	5,475	2,881
Sales and marketing	326	74	105	1,017	572
General and administrative	1,183	624	2,788	8,497	4,918

Selected Consolidated Balance Sheet Data

	As of December 31,
	2012	2013	2014	2015	2016
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	366,639	548,484	220,794	569,917	597,188
Restricted time deposits	246,599	424,674	417,442	354,739	—
Accounts receivable, net	23,364	35,996	77,969	67,959	47,150
Short-term investments	51,720	2,827	191,577	174,515	233,491
Fixed assets, net	64,828	246,674	243,837	214,306	189,770
Total assets	1,114,513	1,585,212	1,547,965	1,779,506	1,708,037
Receipts in advance and deferred revenue	43,659	43,842	39,178	42,166	43,541
Short-term bank loans	113,000	410,331	25,500	344,500	—
Long-term bank loans	126,353	—	344,500	—	—
Total liabilities	444,818	671,696	605,267	720,257	559,873
Non-controlling interests	—	17,178	52,310	29,770	30,397
Total shareholders’ equity	607,885	913,516	942,698	1,059,249	1,148,164
Total liabilities, mezzanine equity and shareholders’ equity	1,114,513	1,585,212	1,547,965	1,779,506	1,708,037

Risk Factors

Risks Related to Our Business and Our Industry

Overall Risks

The markets for our products and services are evolving rapidly and significantly, which makes evaluating our business and prospects difficult.

Our three primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. Our businesses and the industries in which we operate are evolving rapidly. We were incorporated on August 6, 2007 in the Cayman Islands and began our online game business as an indirect wholly-owned subsidiary of Sohu.com Inc. In 2007 Sohu transferred all of its PC game business to us. In 2011 we acquired 7Road and began generating Web game revenues. In 2012, we began to develop and operate mobile games, but did not begin to generate any significant revenues from mobile games until late in 2014 when we launched TLBB 3D. In August 2015, as revenues from our Web games Wartune and DDTank had begun to decline, we sold 7Road’s operating company Shenzhen 7Road Technology Co., Ltd., or Shenzhen 7Road, and as a result we have no remaining significant Web games in operation or development. In 2011, we began to expand into the platform channel business with our acquisition from Sohu of the 17173.com Website, which operates our online advertising business. In December 2013, we acquired RaidCall, which operates free social communication software; and in July 2014 we acquired a majority interest in MoboTap Inc., or MoboTap, a Cayman Islands company that operates the Dolphin Browser. However, our acquisitions of RaidCall and MoboTap were not successful, as expected synergies did not materialize. In 2011, we acquired the entities that operate our cinema advertising business. Our cinema advertising business experienced strong growth in 2016 and has become a significant part of our overall business, but we may not be able to sustain that growth.

Our past successes in our online games business with PC games may not provide a meaningful basis for you to evaluate our current business and prospects, as game players increasingly migrate from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline.

In response to such rapid migration, we have devoted and we expect to continue to devote substantial resources to the development of our mobile games as a critical component of our business strategy. However, our mobile games strategy has not been proven, and presents very different challenges from those presented in the past by our operation of PC games and Web games. We cannot be certain that we will be successful in our efforts to continue to expand into mobile games. Despite the early success of our mobile game TLBB 3D after we introduced it, the popularity of, and the revenues generated from, the game declined through 2016, and we have not been able to generate comparable revenues from new mobile games to sustain or grow our mobile game business.

You should also consider additional risks and uncertainties that may be experienced by companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to our ability to:

•	raise our brand recognition and game players’ loyalty;

•	develop, license or operate new games that are appealing to game players; adapt to new trends and game player tastes; meet our expected timetables for their launch; and, if they are successful, have acceptably long lifespans and result in an acceptable level of profit for us;

•	successfully adapt to evolving business models, industry trends and market environments by developing and investing in new business strategies, products, services and technologies, including, in particular, virtual reality, or VR, technology, for our new games;

•	arrange for our mobile games to be distributed through popular mobile application stores, with commercial terms, including revenue-sharing arrangements, that are favorable enough to us and allow us to achieve an acceptable level of profit from the games;

•	integrate new technologies, businesses and personnel of acquired entities, and generate sufficient revenues to offset the costs and expenses of such acquisitions;

•	maintain or expand our marketing efforts to attract more game players to our games and to the game information portal of the 17173.com Website in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts; and reverse the recent decline in our revenues from the 17173.com Website, particularly in view of the rapid emergence of mobile games and the decline in the relative popularity of PC games and Web games as users increasingly switch to mobile devices; and

•	successfully expand our marketing efforts to attract advertisers to place advertisements in pre-film advertising slots that we purchase from operators of movie theaters, which are critical to our ability to recoup our significant upfront payments and committed payments under our contracts with the operators of movie theaters.

If we do not adapt our business to address these risks and uncertainties, our ability to continue our past success or to expand our business in the future is likely to be impeded.

Our business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. We compete primarily with other online game developers in China, including Tencent Holdings Limited and NetEase.com, Inc. Many of our competitors have, or may over time be able to gain, competitive advantages over us in terms of:

•	greater financial and technical resources;

•	more aggressive and effective strategies for hiring talent for game development, which may make it difficult for us to retain our existing employees and attract new employees, which are necessary for us to be able to grow our business;

•	substantially greater financial resources and more effective methods for acquiring exclusive license rights to the titles, characters, themes and story lines of popular works in order to adapt online games from such works (which has become increasingly important for new online games to be successful);

•	more aggressive and effective marketing strategies for promoting their online games and penetrating the mobile game market; and

•	more capable of developing and releasing new software for mobile devices to attract a growing number of game players that access Internet products and services through mobile devices.

The 17173.com Website derives revenue primarily from providing online advertising services to advertisers that develop, operate and distribute PC games. As the market demand for PC games continues to decline, the 17173.com Website faces intense competition, particularly from mobile application stores and other Internet platforms through which game players access mobile games, for advertising business targeting online players of mobile games. We compete with other game information portals, such as duowan.com, operated by YY Inc., and game.qq.com, operated by Tencent Holdings Limited, and other Internet portals which have, or may over time be able to build, competitive advantages over us in terms of:

•	greater brand recognition among game players and advertising clients;

•	larger user and customer bases;

•	more extensive and well developed marketing and sales networks;

•	more attractive mobile versions of their game information portals and more extensive mobile game-related products and services, such as mobile game discussion forums, in response to the rapid migration of users of Internet services from PCs to mobile devices such as tablets and mobile phones, and the unique preferences and demands of mobile users and mobile game players; and

•	substantially greater financial and technical resources.

Our cinema advertising business generates revenues through contracts that we enter into with advertisers to place their advertisements in pre-film advertising slots that we purchase from operators of movie theaters. We compete with Focus Media Group, Wanda Group and other companies selling pre-film advertisement slots to advertisers. These competitors in general, and Wanda Group in particular, have, and may be able to build further, competitive advantages over us arising from their having significantly greater financial resources, greater brand recognition among operators of movie theaters and advertisers and more capable and effective sales and marketing forces and strategies than we do. Wanda Group has a particular competitive advantage over us, as Wanda Group itself is one of the largest operators of movie theaters in China. Therefore it is beneficial for Wanda Group to expand its own cinema advertising business together with the expansion of its self-operated movie theaters. In addition, Wanda Group competes with us for advertising slots in other movie theaters that Wanda does not own or operate, which may force us to increase our bidding price for such advertising slots, which may impair our ability to compete effectively in those markets.

In order to compete effectively in the PRC, as well as in the worldwide market, we must continue to invest in research and development, to enhance our technology and our existing games, advertising and other services, and to introduce new game products and services in order for us to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If our products and services are not responsive to the needs of our game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if our competitors are more successful than we are in developing compelling products or in attracting and retaining game players and advertisers, we may not be able to compete effectively.

Our business could suffer if we do not successfully manage any future growth.

We experienced a period of rapid growth and expansion through 2013 that placed strain on our management personnel, systems and resources. In addition, to accommodate any future growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, including procedures and controls, and improvement of our accounting and other internal management systems and security systems related to the foregoing, all of which require substantial management efforts and financial resources. We will also need to continue to train, manage and motivate our workforce, and manage our relationships with our third-party operators, distributors and service providers and our game player base. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We may not be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may not be able to avoid slowing growth or declines in our revenues, or future losses.

Our revenues grew significantly in a relatively short period of time prior to 2014, but our revenue growth stalled in 2014 and 2015, and decreased in 2016. Primarily due to the commercial success of TLBB, our revenues grew from $623.4 million for the year ended December 31, 2012 to $737.9 million for the year ended December 31, 2013. However, our revenues increased only slightly to $755.3 million and to $761.6 million, respectively, for the years ended December 31, 2014 and 2015, and our revenues decreased to $525.4 million for the year ended December 31, 2016. Even if our revenues increase in future years, we are not likely to experience rates of revenue growth in the future similar to those that we experienced prior to 2014. We suffered a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014. Our net income attributable to Changyou.com Limited was $212.8 million for the year ended December 31, 2015, but decreased to $144.9 million for the year ended December 31, 2016. We also may experience declines in our revenues or suffer net losses in the future due to a number of factors, including, among other things, the continued decline in TLBB’s and TLBB 3D’s revenues and profitability, the uncertain level of popularity of our future games (particularly our future mobile games as users increasingly switch to mobile devices), uncertainty as to our ability to develop and launch high-quality mobile games that are commercially successful and the relatively higher game development and distribution costs generally associated with such games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to our ability to integrate such newly acquired games, technologies, assets and businesses. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

Our previous and any future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.

We have made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the China market and expand our business domestically and internationally. Such acquisitions or strategic alliances may expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel including our continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business. In addition, acquired businesses may not perform to our expectations for various reasons, including the loss of key personnel or key clients, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired technologies, businesses and assets or realize the expected benefits, we may not receive a return on our investment and our transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations. For example, in December 2013, we acquired RaidCall with the expectation of generating benefits from synergies with our online game business; in November 2013 we acquired Beijing Doyo Internet Technology Co., Ltd., or Doyo, with the expectation of generating benefits from synergies with our online advertising business, and in July 2014 we acquired MoboTap, which operates the Dolphin Browser, with the expectation of generating benefits from synergies with our platform channel business. In 2014 we recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall, in 2015 we recognized a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for acquired intangible assets relating to the Dolphin Browser, and in 2015 we sold Doyo and recognized a $1.9 million impairment loss for goodwill, as a result of our management’s conclusion that the expected synergies would not materialize.

We are dependent upon our management and upon our key development and technical personnel, and our business may be disrupted if we lose the services of any of them.

Our future success depends substantially on the services of the members of our management and our key development and technical personnel, such as our Chief Executive Officer Dewen Chen. If one or more of the members of our management or key development or technical personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily, or at all. If any of the members of our management or our key employees joins a competitor or forms a competing company, not only would we lose know-how, key professionals, staff members and suppliers, but such members of our management and key employees could develop and operate games and other services that could compete with and take game players and users away from our existing and future business. Although each of these members of our management and key personnel has entered into an employment agreement with non-competition provisions, these non-competition provisions may not be enforceable in China.

Our prospects for growth may be adversely affected if we cannot successfully manage and make timely adjustments to our hiring needs to support our business strategies.

The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and our success in the implementation of our growth strategies depends on our ability to successfully manage, and make timely adjustments to, our hiring needs. The number of our employees decreased by 11.0% in 2014, by 41.9% in 2015, and by 13.0% in 2016, as we emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. These layoffs could have an adverse effect on our remaining employees’ morale and their loyalty to us, and cause us to lose employees whose talent and experience are important for our business, and could also have a negative impact on our reputation as an employer and our ability to attract qualified employees in the future. Laid-off employees could also make claims against us for additional compensation, causing us to incur additional expense.

We may not have exclusive rights to trademarks, designs and technologies that are crucial to our business.

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including ChangYou.com, cyou.com, TLBB, TL logos, New Blade Online, 17173, TLBB 3D and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. We have succeeded in registering the trademarks ChangYou.com, cyou.com, TLBB, TL logos, 17173 and Dolphin Browser in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the State Administration for Industry & Commerce of the PRC, or the SAIC, and relevant authorities overseas. We have applied for patents relating to the design of our games and to technology intended to enhance the functionalities of our games. We have various patent applications under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAIC, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

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

Despite our efforts to protect our intellectual property, online game developers may copy our ideas and designs, and other third parties may infringe our intellectual property rights. For example, certain third parties have misappropriated the source codes of previous versions of TLBB and have set up unauthorized servers in China and elsewhere to operate TLBB to compete with us. The existence of unauthorized servers may attract game players away from our games and may result in decreases in our revenues. Any measures we take in response may not be successful in eliminating these unauthorized servers. Litigation relating to intellectual property rights may result in substantial costs to us and diversion of resources and management attention away from our business, and may not be successful. In addition, our ideas and certain of our designs, if not fixed in a tangible form of expression or registered with the appropriate PRC authorities, may not be protected by patents or other intellectual property rights. As a result, we may be limited in our ability to assert intellectual property rights against online game developers who independently develop ideas and designs that compete with us.

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

The online game industry, from which we derive most of our revenues, is a rapidly evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	the availability and popularity of other forms of entertainment, particularly games on console systems, which are already popular in developed countries and may gain popularity in China;

•	growth in users of the Internet and broadband and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether recent declines in the use of personal computers and growth in users of mobile devices such as smart phones and tablets in general, and for purposes of accessing online games in particular, continue or accelerate in China and other markets in which we offer our games;

•	changes in consumer demographics and public tastes and preferences; and

•	general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and from 2014 through 2016.

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

To prolong TLBB’s lifespan and slow down the pace of its decline, we need to continually improve and update it on a timely basis with new features, including enhanced social interaction features, that appeal to existing game players, attract new game players (including those who played earlier versions of TLBB), and improve player stickiness to the game. If we fail to improve and update TLBB on a timely basis, or if our competitors introduce more popular games, including mobile games, catering to our game player base, the decline in TLBB’s popularity can be expected to accelerate, which would cause our revenues to decrease at a faster pace. Furthermore, if there are any interruptions in TLBB’s operation due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making purchases of virtual items, which could also cause significant decreases in our revenues.

If the market demand for PC games in general, and for the PC games that we operate in particular, continues to decline and the number of game players of PC games continues to decrease, our online game business and prospects may be adversely affected.

A substantial portion of our online game revenues is generated from our PC games, and from TLBB in particular. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as game players increasingly switch to mobile devices to access online games. It has become increasingly difficult for PC game developers and operators to retain existing players of their games and the number of game players who are willing to spend time and money to play new PC games continues to decrease. If this downward trend continues or accelerates, it may make it increasingly difficult for our existing PC games in general, and TLBB in particular, to maintain their popularity and for our new PC games to ever become commercially successful; the game player base of our PC games in general, and of TLBB in particular, may continue to shrink, which would increase our costs to acquire and retain players of our PC games and would have a negative impact on our online game revenues. In addition, our PC games generally produce relatively higher profit margins for us than do our mobile games, because we must distribute our mobile games through third-party mobile application stores and enter into revenue-sharing arrangements with such mobile application stores. Accordingly, any decrease in our revenues from our PC games may have a relatively larger negative impact on our overall profits.

As mobile devices such as tablets, mobile phones and other devices other than personal computers are increasingly used to access online games, we must continue to acquire or develop increasing numbers of mobile games that work on such devices.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets. We believe that, for our business to be successful, we will need to continue to develop versions of our existing games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the development, support, and maintenance of games for such devices. Since 2014 we have been investing, and we expect to continue to invest, significant amounts in the development, promotion and operation of games for mobile devices. If we are unable to successfully expand the types of devices on which our existing and future games are available, or if mobile versions of games that we develop for such devices do not function well or are not attractive to users and game players, or if the mobile games that we have launched, or expect to launch in the future, are not successful, we may not be able to maintain or increase our revenues and recoup our investments in the mobile market.

Our business will suffer if we are unable to develop successful high-quality games for mobile devices, successfully monetize mobile games we develop or acquire and maintain for a reasonable period the popularity and revenue levels of any mobile games that are successful.

Developing high-quality games for mobile devices is an important component of our online game strategy. China’s mobile games market recently has been dominated by a small number of high-quality games, which collectively generate a substantial majority of the total revenues and profits of all mobile games in the market. We have devoted and we expect to continue to devote substantial resources to the development of our mobile games, focusing on those that we believe have the potential to become high-quality games. We cannot guarantee that we will be able to develop high-quality games that appeal to players or, even if we are able to develop high-quality games that are successful, that such games will have lifespans that are long enough to generate an acceptable level of revenues, as mobile games tend to have relatively shorter lifespans than PC games. In addition, we may encounter difficulty in integrating features on games developed for mobile devices that a sufficient number of players will pay for, or in otherwise sufficiently monetizing mobile games. If we are unable to develop successful high-quality games, or implement successful monetization strategies for our mobile games in general, our ability to grow revenue and our financial performance will be negatively affected.

Our ability to successfully develop and monetize games for mobile devices will depend on our ability to:

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

Further, even if we develop or acquire license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from our mobile game TLBB 3D, which was launched in October 2014, declined sequentially through 2015 and 2016, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for us to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in our pipeline.

If we are unable to succeed in developing or acquiring new mobile games in general, and high-quality games in particular, that are successful and in maintaining for a reasonable period the popularity and revenue levels of any mobile games that we develop or acquire that are successful, we may not be able to recoup our development and acquisition costs and our ability to expand our business in the future is likely to be impeded.

We believe that the chance of success for online games is improved if they are adapted from the titles, characters, themes and story lines of popular works. However, there are many risks and uncertainties related to obtaining the rights to adapt such works for online games, and our games adapted from such works may not be successful.

We believe that, in order for many of the new online games that we develop to be successful in China, it is important for us to obtain license rights, and preferably exclusive license rights, to adapt the titles, characters, themes and story lines of popular works for use in the games. For example, we developed and we operate our PC game TLBB and our mobile game TLBB 3D with various features that are included in reliance on the rights under our existing license agreements with the Chinese martial arts author Louis Cha with respect to his popular novel Tian Long Ba Bu. We believe that these features have had a critical role in attracting and retaining many of the players of TLBB and TLBB 3D. However, it can be difficult to identify a sufficient number of such works that are suitable for adaptation for use in online games, and we face significant competition for the rights to such works from other online game companies that also adapt their online games from popular works. Obtaining license rights, and particularly exclusive license rights, to adapt suitable works for use in online games can involve significant expense. Even if we obtain license rights for works, we cannot assure you that games that we adapt from such works will be popular and commercial successes and that we will be able to recoup the amounts we pay for the license rights. Obtaining such rights and adapting such works for mobile games present additional risks, because of the relatively short lifespans of mobile games. Moreover, after the expiration of the terms of our existing license agreements with Mr. Cha and other holders of copyrights, we may not be able to renew the agreements with commercial terms that are favorable to us, if at all. Our inability to renew such agreements could force us to discontinue the related online games, and have a significant adverse impact on our online game operations and revenues.

We may not be able to distribute our mobile games through our desired Internet platforms, our profits from any successful mobile games can be expected to be relatively lower than the profits we have enjoyed historically from PC games and our mobile game revenues are subject to additional risks as we rely on mobile application stores to collect payments from players of our mobile games.

We may not be able to arrange for our mobile games to be distributed through our desired popular third-party mobile application stores with commercial terms, including revenue-sharing arrangements, that are favorable enough to us to allow us to achieve an acceptable level of profit from the games. Our profits from mobile games, even if the games are successful, are likely to be relatively lower than the profits we generate from PC games, because, in order to gain access for our games on mobile application stores, we must enter into revenue-sharing arrangements that generally result in lower profit margins than those generated from our PC games. We rely on mobile application stores to collect payments from game players for their purchases of our virtual items and to pay to us pre-agreed revenue-sharing amounts; if mobile application stores cease to offer our games over their platforms, change their user payment policies, such as return policies, or fail to make revenue-sharing payments that are due to us, our revenues will be adversely affected. When we distribute our games through smaller, less well-known application stores, we may not receive revenue-sharing payments when they are due to us. In addition, the iOS-based mobile application store allows game players to use foreign currency to purchase virtual items or game points in our games, and the store pays to us pre-agreed revenue-sharing amounts after converting the foreign-currency denominated revenues from such purchases into RMB using an exchange rate effective at the time of the payment. Since there is usually a delay between the time of a game player’s purchase and the time when the store pays us, if the foreign currency used has depreciated against the RMB during the delay we will receive lower share-sharing amounts at the time of the payment than we would have received if the payment had been made at the time of the game player’s purchase.

Our new mobile games will be less likely to be successful if we cannot adopt and implement innovative and effective marketing strategies to attract attention to our games from game players in our targeted demographic groups.

A relatively large number of mobile games are typically available at any given time in the markets in which we launch and operate our mobile games, and such games compete for attention from the same game player population that we target. Our ability to successfully promote and monetize our mobile games will depend on our ability to adopt and effectively implement innovative marketing strategies, and particularly precision marketing through new media, such as Weibo, WeChat, bilibili.com Website and other online game forums, targeting potential mobile game players in general, and game players in specific demographic groups for certain games in particular, and our ability to cross-market mobile games to players of our current PC games and mobile games. If we fail to adopt and implement such marketing and cross-marketing strategies, or if the marketing strategies of our competitors are more innovative and effective than ours, our mobile games will be less likely to be successful and as a result we may not be able to achieve an acceptable level of revenue from those games.

Our development and operation of mobile games may be adversely affected by the promulgation of new, and the implementation and interpretation of existing, PRC laws and regulations affecting mobile games.

As mobile games are a relatively new type of online game in China, developers and operators of mobile games, including us, have been facing increasingly intense regulatory scrutiny from PRC regulatory authorities regarding the development and operation of mobile games. Substantial uncertainties exist regarding the timing of the promulgation of, and any changes to, current and future PRC laws and regulations and the effect of the interpretation and implementation thereof, which may, among other things:

•	have an adverse impact on the way we design our games and game features, which may make the games less attractive to game players;

•	have an adverse impact on our ability to achieve an acceptable level of revenues and profit from our mobile games;

•	make it harder to access our mobile games and cause a decrease in our player base;

•	increase the cost of the development and operation of our mobile games; and

•	require substantial management attention and effort in monitoring the development of, and ensuring our compliance with, existing and future PRC laws and regulations affecting the mobile games business.

For a discussion of the risks associated with PRC laws and regulations affecting online games in general and mobile games in particular, see “Risks Related to Doing Business in China” in this Item 3 of this annual report.

Our new games may attract game players away from our existing games.

With our increasingly diversified game portfolio, we cannot assure you that players of our existing games will not be attracted to play other newly launched games, including our new mobile games. If this occurs, it will decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players who switch from playing our existing games to our new games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, resulting in an adverse effect on our overall revenues. In addition, game players’ switching from playing our existing PC games to our new mobile games, as well as from our in-house developed games to our licensed games, could cause our overall online game profits to be relatively lower, as our profits from mobile games and licensed games tend to be relatively lower as a result of revenue-sharing arrangements.

We rely on recorded data for game revenue recognition and tracking of game players’ consumption patterns of virtual items. If our data systems fail to operate effectively, such failure will affect the completeness and accuracy of our revenue recognition, and also our ability to design and improve virtual items that appeal to game players.

Our game operation revenues are generated through the direct online sale of game points and sale of our prepaid game cards, and our recognition of those revenues depends on such factors as whether the virtual items purchased by game players are considered consumable or perpetual. Our revenue recognition policy with respect to perpetual virtual items is based on our best estimate of the lives of the items. We consider the average period that paying players typically play our games and other player behavior patterns to arrive at our best estimate of the lives of these perpetual items. However, given the fast-evolving nature of the game industry and the various types of online games that we offer to players with different tastes and preferences, our estimate of the period that players typically play our games may not accurately reflect the actual lives of these perpetual virtual items. We revise our estimates as we gain operating data, and we attempt to refine our estimation process accordingly. Any future revisions to these estimates could adversely affect the time period during which we recognize revenues from these items. For example, an increase in the estimated lives of these perpetual virtual items would increase the period over which revenues from these items are recognized. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Management Estimates—Revenue Recognition.”

We rely on our data systems to record and monitor the purchase and consumption of virtual items by our game players and the types of virtual items purchased. If our data systems fail to accurately record the purchase and consumption information of the virtual items, we may not be able to accurately recognize our revenues. In addition, we rely on our billing systems to capture historical game player behavior patterns and other information. If such information is not accurately recorded, or if we do not have sufficient information due to the short operating history of any of our games, we will not be able to accurately estimate the lives of, or the estimated average period the game players play our games with respect to, the perpetual virtual items, which will also affect our ability to accurately recognize our revenues from such perpetual virtual items. If our data systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of data would be compromised, which could adversely affect our revenue recognition and the completeness and accuracy of our recognized revenues.

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

Any failure of third-party developers of online games that we license from or jointly develop with them to fulfill their obligations under our license or joint operation agreements with them could have an adverse effect on our operation of and revenues from those games.

We derive an increasing portion of our revenues from PC games and mobile games that we license from, or jointly develop with, third-party developers. Under our license and joint development agreements for these games, we rely on the third-party developers to provide game updates, enhancements and new versions, provide materials and other assistance in promoting the games and resolving game programming errors and issues with “bots” and other intrusions. Any failure of third-party developers to provide game updates, enhancements and new versions in a timely manner and that are appealing to game players, provide assistance that enables us to effectively promote the games, or otherwise fulfill their obligations under our license and joint development agreements could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in or elimination of our revenues from those games.

Furthermore, for games that we license from or jointly develop with third parties, we may not have access to the game source codes during the initial period of the license, or at all. Without the source codes, we have to rely on the licensors to provide updates and enhancements, giving us less control over the quality and timeliness of updates and enhancements. If our game players are not satisfied with the level of services they receive, they may choose to not play the games.

There are additional risks associated with our licensing from overseas developers of online games that are successful only in particular overseas markets, because such games may not be successful in the China market and other markets if we are not able to successfully customize the games to adapt to differences in culture and user preferences in the China market and other markets.

We receive relatively lower profits from the operation of online games that we license from or jointly develop with third-party developers.

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

We face significant risks and incur substantial costs when we license our games to, or jointly operate them with, third-party operators, and we face additional risks and costs when we directly operate our games or license our games to, or jointly operate our games with, third-party operators in overseas markets.

We currently, and expect to continue to, exclusively license to, or jointly operate with, third-party operators some of our games, including an increasing number of our mobile games, in markets that we select, including overseas markets. We face significant risks associated with the licensing or joint operation of our games, including:

•	difficulties in identifying appropriate markets;

•	difficulties in identifying, negotiating and maintaining good relationships with licensees or joint operators who are knowledgeable about, and can effectively operate our games in, particular markets;

•	difficulties in maintaining our reputation and the reputation of our games when our games are operated by licensees or joint operators pursuant to their own standards; and

•	difficulties in protecting our intellectual property.

We currently license and operate, and expect to continue to expand the licensing and operation of, some of our existing and future games, either directly or jointly with third-party operators, in selected overseas markets. Additional risks associated with the licensing or direct or joint operation of our games overseas include:

•	difficulties and significant costs in protecting our intellectual property in overseas markets;

•	difficulties in retaining and maintaining local management and key development and technical personnel who are experienced and knowledgeable about, and can effectively operate our games in, particular markets;

•	uncertainties relating to our ability to develop our games and/or expansion packs catering to particular overseas markets;

•	uncertainties relating to our ability to renew our license and joint operation agreements with licensees and joint operators upon their expiration;

•	for our direct operation of our games overseas, interruptions in the operation of the games due to cross-border Internet connection or other system failures;

•	significant costs for translation of our games into the local languages of, or customization of our games for, the overseas markets in which we plan to license or jointly operate our games;

•	limited choices of third-party Internet platforms to distribute our mobile games in certain overseas markets;

•	significant marketing costs to promote our games in certain overseas markets where third-party Internet platforms do not include marketing services as part of the revenue-sharing arrangements;

•	different game player preferences in certain overseas markets;

•	difficulties and significant costs relating to compliance with the different legal requirements and commercial terms, such as game export regulatory procedures, taxes and other restrictions and expenses, in the overseas markets in which we license or directly or jointly operate our games;

•	exposure to different regulatory systems governing the protection of intellectual property and the regulation of online games, the Internet and the export of technology;

•	costs for compliance with different legal requirements and commercial terms in overseas markets;

•	difficulties in verifying revenues generated from our games by our licensees for purposes of determining royalties payable to us;

•	difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems;

•	changes in the political, regulatory or economic conditions, or public policy, affecting online games in particular foreign countries or regions;

•	the risk that regulatory authorities in foreign countries or administrative regions may impose withholding taxes, or place restrictions on repatriation of our profits; and

•	fluctuations in currency exchange rates.

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

We depend on purchases and continual consumption of virtual items by our game players to generate revenues, which in turn depend on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. Various issues could arise that would cause our games to be less attractive to our game players or could limit the continued attractiveness of our games. For example:

•	we may fail to provide game updates, expansion packs and other enhancements in a timely manner due to technological or resource limitations, or other factors;

•	our game updates, expansion packs and new versions may contain programming errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;

•	we may fail to timely respond and/or resolve complaints from our game players;

•	we may fail to eliminate computer “bots” that can disrupt our games’ smooth operation and reduce the attractiveness of our games; and

•	our game updates, expansion packs and other enhancements may change rules or other aspects of our games that our game players do not welcome, resulting in a reduction in the active accounts or active paying accounts of our online games.

Our failure to address these issues could adversely affect the game-playing experience of our game players, damage the reputation of our games, shorten the lifespans of our games, and result in the loss of game players and a decrease in our revenues.

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

All of our games, including PC games and mobile games, are operated under the item-based revenue model. Under this revenue model, our game players are able to play the games for free, but are charged for the purchase of virtual items in the games. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design and price virtual items so as to incentivize game players to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by individual game players. A revenue model that does not charge for time played may be viewed by the PRC regulators as inconsistent with these goals. The item-based revenue model may not continue to be commercially successful and in the future we may need to change our revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of our game operations, a decrease in the number of our game players and a decline in our revenues.

Undetected programming errors or defects in our games could harm our reputation and adversely affect our results of operations; and breaches in the security of our server network could cause disruptions in our service, facilitate piracy of our intellectual property, or compromise confidential information of our game players.

Our games are subject to frequent improvement and updates, and may contain bugs or flaws that become apparent only after the updated applications are accessed by users, particularly as we launch new updates under tight time constraints. If for any reason programming bugs or flaws are not resolved in a timely fashion, we may lose some of our users and our revenues will be affected negatively, and our reputation and the market acceptance of our games may also be harmed.

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

Technological development in online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. For example, the use of VR technology has become prevalent in the industry, and an increasing number of game players hope to have VR included in online games that they access. We have begun investing, and expect to continue to invest, in the future, resources to develop VR technology and online games using VR technology. However, we are not aware of any proven business or monetization model for online games using VR technology, and playing online games with VR technology generally requires devices with particularly high-level technical specifications, which may limit the number of players. If online games using VR technology that we develop and launch are not well received by game players, we may not be able to recoup our related development costs. In addition, government authorities or industry organizations may adopt new technical standards that apply to game development. Any new technologies and new standards may require increases in expenditures for PC game and mobile game development and operations and continuing professional training of our development and technical personnel, and we will need to adapt our business and prepare our workforce to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace.

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

We rely for our revenues on the spending of our game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, went from 7.5% in 2012, to 7.7% in 2013, to 7.4% in 2014, to 6.9% in 2015, and to 6.7% in 2016. Such growth may also slow in the future, which could in turn result in a reduction in spending by our game players.

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

Risks Related to the Platform Channel Business

Notwithstanding our significant investment in our platform channel business, we were unable to successfully monetize it beyond the operation of our 17173.com Website, and we were not able to recoup all of our investment. We may have similar adverse experiences with future investments.

During 2013 and 2014 we made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase our staffing levels, with the goal of expanding and promoting our platform channel business beyond the operation of the 17173.com Website. However, we did not generate meaningful revenues from such additions to our platform channel business, as our efforts to monetize those products and services were not successful, and we do not expect to be able to make our platform channel business apart from the 17173.com Website profitable or to recoup the investments we made in assets, marketing and staffing for the platform channel business. For example, after our acquisition of a majority interest in MoboTap, our management concluded that the Dolphin Browser operated by MoboTap would not be able to provide expected synergies with our platform channel business, and we recognized substantial impairment charges as a result. Also see “Our previous and any future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.”

Online advertising revenues from the 17173.com Website could fail to grow, or could decline further, as a result of the shift from PC games to mobile games in the online games market and uncertainties in the online advertising market.

Our online advertising revenues of $39.4 million for the year ended December 31, 2016, which were mainly derived from the operation of the 17173.com Website, represented 7.5% of our total revenues for the year, and represented a decline of $18.4 million, or 32%, from our online advertising revenues for the year ended December 31, 2015. Our ability to avoid further declines in, or grow, our online advertising revenues may be adversely affected by any of the following risk factors:

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

We rely on advertising agencies to sell online advertising services on the 17173.com Website. If current trends of consolidation of advertising agencies in the China market continue, the bargaining power of the large advertising agencies resulting from such consolidation may permit them to require that we pay higher sales rebates, which would adversely affect our online advertising revenues.

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2016 we engaged six advertising agencies, which contributed approximately 98% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect our online advertising growth, as we book our online advertising revenue net of our sales rebates to advertising agencies.

Risks Related to the Cinema Advertising Business

There are uncertainties regarding the future growth of the cinema advertising industry in China.

Our cinema adverting business experienced strong growth in 2016 and has benefited from robust growth in China’s cinema and movie industry in recent years. If the recent growth in China’s cinema and movie industry slows or the industry declines in the future, pre-film advertising slots are likely to become less attractive to advertisers, which would have an adverse effect on our cinema advertising business. In addition, advertisers are increasingly turning to new advertising formats, such as video streaming, as Internet technology develops. If pre-film advertising becomes less attractive to advertisers than such new formats, our cinema business will be adversely affected. Moreover, the rapid growth of our cinema advertising business in recent years placed strain on our management personnel, systems and resources. We may not be able to efficiently or effectively implement our growth strategies and manage the growth of our cinema advertising business, and any failure to do so may limit our future growth and hamper our overall business strategy.

We may not be able to successfully manage our growth in the highly competitive cinema advertising market.

We face intense competition for the acquisition of the rights to and placement of pre-film advertising slots. See “Our business may not succeed in a highly competitive market.” We may not be able to effectively compete with our competitors in developing, maintaining or expanding the types of cooperative relationships with operators of movie theaters that will permit us to maintain our existing rights or to obtain additional rights to pre-film advertisement slots at reasonable prices, on the one hand, and in attracting advertisers that will place their advertisements in the pre-film advertisement slots that we offer, on the other hand, as our competitors may have greater financial resources, greater brand recognition among operators of movie theaters and advertisers and more capable and effective management, sales and marketing forces and strategies than we do, which would have an adverse impact on the prospect for growth of our cinema advertising business.

We face risks related to our purchase of pre-film advertising slots.

In order for us to compete effectively in our desired markets, we must continue to build and maintain a competitive reserve of pre-film advertisement slots in those markets and have incurred, and expect to continue to incur, significant upfront costs to acquire the pre-film advertising rights for such pre-film advertising slots under long-term contracts, typically with one to three–year terms, with operators of various movie theaters, which has placed, and will continue to place, constrains on our cash flow. There is a risk that we will lose those upfront acquisition costs, because we are not able to generate corresponding revenues and begin to recoup the costs until we have both entered into contracts with advertisers for the pre-film advertising slots that we have acquired and displayed the advertiser’s advertisements in those slots. Such delay in generating corresponding revenues may also place constraints on the cash flow available to us for maintaining and expanding our cinema advertising business. Moreover, we may be forced to make additional payments to operators of popular movie theaters in certain regional markets that are particularly competitive if the average market prices for pre-film advertisement slots in such markets increase significantly during the contract period and the operators threaten to terminate their contracts with us in order to enter into more profitable contracts with our competitors.

We may not be able to maintain or expand the revenues that we receive from cinema advertising services.

Our cinema advertising business generates revenues through contracts that we enter into with advertisers to place their advertisements in the pre-film advertising slots that we have purchased from operators of movie theaters. If we are unable to sell to advertisers a large enough portion of the pre-film advertising slots, we may not be able to recoup our upfront payments and additional committed payments under the contracts with the operators of the movie theaters. Any failure by us to develop, maintain or expand cooperative relationships with advertisers could cause our cinema advertising revenues to decrease.

Risks Related to Our Corporate Structure and Corporate Governance.

If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in telecommunication industry, we could face severe penalties.

Various regulations in China currently restrict foreign-invested entities from engaging in value-added telecommunication services, which are defined by PRC authorities to include operating online games and providing platform channel services. Because of these restrictions, we operate certain aspects of our game business and platform channel business in the PRC through our principal VIEs, which are not owned of record by us and include Beijing Gamease Age Digital Technology Co., Ltd., or Gamease; Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace; Baina (Wuhan) Information Technology Co., Ltd., or Wuhan Baina Information; and Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, which is a wholly-owned subsidiary of Gamease. Each of the nominee shareholders of Gamease, Guanyou Gamespace and Wuhan Baina Information is either a PRC citizen or a PRC company. Through a series of contractual arrangements, our VIEs are effectively controlled by our wholly-owned subsidiaries in China. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

The Ministry of Industry and Information Technology, or MIIT, issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice jointly issued in 2009 by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign investment in value-added telecommunications services or online game operation businesses. While we are not aware of any online game companies that use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future.

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

In addition, under the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated by the State Council of the PRC, or the State Council, on February 3, 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, promulgated by the MOFCOM in August, 2011 to implement Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. As there is no explicit provision or official interpretation stating that the business of MoboTap falls into the scope subject to security review, we did not submit for security review our acquisition of a majority interest in MoboTap. However, these national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and PRC authorities may interpret these regulations to mean that the transaction should have been submitted for review. For a discussion of these PRC national security review requirements and media reports, see “PRC Regulation—M&A Regulations and Overseas Listings” in Item 4 of this annual report.

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

For a detailed discussion of PRC regulations, notices and circulars with respect to such restrictions, see “PRC Regulation—Regulation of Value-Added Telecommunication Services in general”, “PRC Regulation—Restrictions on Foreign Ownership of Value-Added Telecommunication Services”, and “PRC Regulation—Online Games and Cultural Products” in Item 4 of this annual report.

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

The shareholders of Gamease, Guanyou Gamespace and Wuhan Baina Information may breach, or cause Gamease, Guanyou Gamespace or Wuhan Baina Information to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of these companies and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of our principal VIEs with respect to their ownership of such VIE which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC law or are otherwise unenforceable. If the contractual arrangements with any of our principal VIEs were found by PRC authorities with appropriate jurisdiction to be unenforceable, we could lose our ability to consolidate such VIE’s results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIE to our corresponding PRC subsidiary. In addition, such a finding of unenforceability by PRC authorities could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given year for which we otherwise did not expect to be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, could cause us to be classified as a PFIC. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

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

Under PRC law and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determined that our contractual arrangements with any of Gamease, Guanyou Gamespace or Wuhan Baina Information were not made on an arm’s length basis and adjusted our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by any of our principal VIEs, which could adversely affect us by (i) increasing the tax liability of such VIE without reducing the tax liability of our corresponding PRC subsidiary, which could further result in interest and penalties being levied on us for underpaid taxes or (ii) limiting such VIE’s ability to maintain preferential tax treatments and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ shares in any of our VIEs to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of the date of this report, Sohu holds approximately 68.5% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controls approximately 95.5% of the total voting power in Changyou due to the additional voting power of the Class B ordinary shares it holds. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of any member of our Board of Directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

Sohu’s voting control may cause transactions to occur that might not be beneficial to the holders of our ADSs, and may prevent transactions that would be beneficial to them. For example, Sohu’s voting control may prevent a transaction involving a change of control of us, including transactions in which a holder of our ADSs might otherwise receive a premium for such securities over the then-current market price. In addition, Sohu is not prohibited from selling a controlling interest in us to a third party and may do so without approval of the holders of our ADSs and without providing for a purchase of outstanding ADSs. If Sohu is acquired or otherwise undergoes a change of control, or sells a controlling interest in us, any acquirer or successor will be entitled to exercise the voting control and contractual rights of Sohu, and may do so in a manner that could vary significantly from that of Sohu.

We may have conflicts of interest with Sohu and, because of Sohu’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Sohu and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements with Sohu. We have agreed to indemnify Sohu with respect to lawsuits and other matters relating to our client-end installed MMORPG business, including operations of that business when it was a business unit of Sohu prior to the carve-out transactions. These indemnification arrangements could result in our having interests that are adverse to those of Sohu; for example, we might have different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Sohu for liabilities incurred (including legal defense costs) in connection with litigation, while Sohu will be the party prosecuting or defending the litigation.

•	Non-competition arrangements with Sohu. We and Sohu have each agreed not to compete with the core business of each other. Sohu has agreed not to compete with us anywhere in the world in the client-end installed MMORPG business during the non-competition period (which commenced on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014). We have agreed not to compete with Sohu in the Internet portal, search, mobile value-added services and any other businesses conducted or contemplated to be conducted by Sohu as of the date of the prospectus for our initial public offering, except for the business associated with the 17173.com Website after we acquired it from Sohu on December 15, 2011. Sohu had agreed not to compete with us in the business associated with the 17173.com Website, but the non-competition period expired on December 15, 2016, so Sohu is now free to compete with our 17173.com Website if it should choose to do so.

•	Employee recruiting and retention. Because both Sohu and we operate primarily in Beijing and both Sohu and we are engaged in the development and operation of online portals and mobile games, we may compete with Sohu in the hiring of new employees, in particular with respect to software development. We have a non-solicitation arrangement with Sohu that restricts Sohu and us from hiring any of the other’s employees.

•	Our board members or executive officers may have conflicts of interest. Dr. Charles Zhang, our Chairman of the Board, is currently also serving as Sohu.com Inc.’s Chairman and Chief Executive Officer. Some of our board members and executive officers also own shares, restricted share units and/or options in Sohu. Sohu may grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu and us.

•	Use of our cash. Sohu is our controlling shareholder and has significant influence over our company’s actions, including decisions of our Board of Directors. Sohu may from time to time influence our Board of Directors to make decisions to use our cash, such as authorizing share repurchase programs, declaring and distributing dividends to our shareholders or refraining from declaring and distributing dividends, which may benefit Sohu but may not be in the best interest of our business or coincide with the interests of our other shareholders.

•	Loan Arrangement with Sohu. On October 24, 2016, Sohu entered into a loan agreement with us, pursuant to which Sohu may borrow from time to time from us up to RMB1.0 billion (or approximately $148.64 million). When amounts become due under the loan, Sohu could use its position as our controlling shareholder to cause our Board of Directors to declare cash dividends payable to our shareholders in order for Sohu to be able to use its share of such dividends repayment of the loan, which might not be in the best interests of us or our other shareholders. For a detailed description of such loan arrangement, see Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.”

•	Sale of shares in our company. Sohu may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and Sohu find attractive, and which would complement our respective businesses. Sohu may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

•	Developing business relationships with Sohu’s competitors. So long as Sohu remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other Internet portals in China. This may limit the effectiveness of our online advertisement for the best interest of our company and our other shareholders.

•	Strategic decisions by Sohu may not coincide with our interests. Although our company is a separate, stand-alone entity, we expect to operate, for as long as Sohu is our controlling shareholder, as a part of the Sohu Group. Sohu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Sohu’s decisions with respect to us or our business may be resolved in ways that favor Sohu and therefore Sohu’s own shareholders, which may not coincide with the interests of our other shareholders.

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

While the Chinese economy has grown significantly in the past 35 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. Partly as a result of these measures, the real estate market in the PRC experienced significant declines in those years. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 7.5% in 2012, to 7.7% in 2013, to 7.4% in 2014, to 6.9% in 2015, and to 6.7% in 2016. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players or if they cause our advertising clients to reduce their spending for our online advertising services on the 17173.com Website.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct most of our operations in China through our principal PRC WFOEs AmazGame, Gamespace and Beijing Baina Technology, and our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to WFOEs. Our VIEs are generally subject to laws applicable to domestic companies in China. The PRC legal system is based on written statutes and regulations. Prior court decisions may be cited for reference but have limited precedential value. The PRC legal system continues to rapidly evolve, the interpretations of laws and regulations are not always uniform and enforcement of laws and regulations involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturning of a local government’s decisions by a higher level of government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. For example, on December 1, 2016, the Ministry of Culture, or MOC, issued a Notice of Ministry of Culture on Regulating Online Game Operation Strengthening Interim and Ex-post Supervision, or the Online Game Operation Notice, effective on May 1, 2017, which stipulates that game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currencies in exchange for virtual items and services; must timely publish the name, properties, description, amount and probability of winning for such lucky draws or lotteries on either the Website of the game or the Web page on which such lucky draws or lotteries are provided; and must require online game users to register their accounts using their real names, supported by valid identification. In order to comply with these requirements of the Online Game Operation Notice, we will be required to spend more financial and human resources in designing new game content for lucky draws or lotteries and developing real-name registration and verification and data tracking, recording and publishing systems. These requirements in general, and the real-name registration requirement in particular, may cause a decrease in our game players.

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

Under regulations issued by the MOC, commercial entities are required to apply to a local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals such as computers, phones, television sets and gaming consoles; the provision of Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products.

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

The SAPPRFT’s, the MIIT’s, the MOC’s, and other PRC authorities’ regulatory supervision of the online game industry may adversely affect our online game operations.

The SAPPRFT has issued a series of regulations affecting the online game industry and providing guidance regarding online game operations. The SAPPRFT issued a notice in September 2009 stating that the SAPPRFT would be the only governmental agency with the authority to review and approve online games, including reviewing and approving the importation of online games from offshore copyright owners, and that all online game operators must obtain an Internet publishing license in order to operate online games and related services and obtain additional pre-approval from the SAPPRFT to make any changes to, or any new versions or expansion packs of, the originally approved online games. The Measures of Internet Publication Service Administration issued by the SAPPRFT and the MIIT, or the New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. On May 24, 2016, the SAPPRFT issued a Notice of the SAPPRFT on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, which became effective on July 1, 2016. The Mobile Game Notice provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by these SAPPRFT and MIIT notices, as the launch of online games, new versions, expansion packs and imported games might be delayed because of the approval required. Such delays may result in higher costs for our online game operation and have an adverse effect on our game revenue.

The MOC also has issued regulations affecting the online game industry. For example, on June 3, 2010, the MOC issued the Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010. The Online Game Measures stipulate that the MOC has the power to review the content of all online games except online game publications that have been pre-approved by the SAPPRFT. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MOC, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review. Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with the MOC. For our imported licensed games, the requirement for pre-approval by the MOC of any substantial change of our games may cause delay in releasing our expansion packs of the games, which may result in higher costs for our online game operations and have an adverse effect on our game revenues. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by the SAPPRFT and the MOC.

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

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the SAPPRFT, the MOC and the Ministry of Public Security, or the MPS, have the power to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits, approvals and registrations from, and make necessary filings with, different regulatory authorities in order to operate our online games. For example, as an online game operator in China, we must obtain an ICP license from the MIIT, an Online Cultural Operating Permit from the MOC and an online publishing service license from the SAPPRFT in order to distribute games through the Internet. Any online game we operate needs to be approved by the SAPPRFT prior to its launch and filed with the MOC within 30 days after its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, such new game or such upgrade, expansion pack or new version must be filed with the MOC and approval must be obtained from the SAPPRFT for online publication. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

As the online game industry is at an early stage of development in China, new law and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC law and regulations applicable to the online game industry. Furthermore, as mobile games are a relatively new type of online game, there are uncertainties relating to whether a game developer, such as us, which provides mobile games to mobile device users, needs to obtain a separate operating license in addition to the ICP license that it has already obtained. For any mobile games we launch, we may be required to apply for a separate operating license for the mobile applications. Therefore, we may not be able to obtain timely, or at all, required licenses or any other new license required in the future, and we may be found to be in violation of current or future PRC law and regulations, which could impede our ability to conduct business.

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

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an online publishing service license (or before the New Internet Publication Measures became effective on March 10, 2016, an Internet publishing license), and an authorization code obtained under such a license is required for each game in operation and publicly available in the PRC. We publish certain of our existing games with authorization codes obtained under Internet publishing licenses held by third parties. See “PRC Regulation—Online Games and Cultural Products” in Item 4 of this annual report. Current PRC regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Our past and expected future practices might be challenged by the SAPPRFT, which could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

Restrictions on virtual currency may adversely affect our online game revenues.

Our online game revenues are collected through the online sale of game points and sale of our prepaid cards, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which was jointly issued by the MOC and the MOFCOM in 2009. PRC laws and regulations, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the PRC is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the PRC must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. On December 1, 2016, the MOC issued the Online Game Operation Notice, which will become effective on May 1, 2017. The Online Game Operation Notice stipulates that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency. We must tailor our business model carefully, including designing and operating our databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current PRC laws and regulations, including the Virtual Currency Notice and the Online Game Operation Notice, in a manner that in many cases can be expected to result in relatively lower sales of our game coins and an adverse impact on our online game revenues.

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

There are currently no laws or regulations in the PRC governing property rights with respect to virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our game players.

In the course of playing our games, game players can acquire and accumulate virtual assets, such as game player experience, skills and weaponry. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws or regulations governing property rights with respect to virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law and regulations whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

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

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China are not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we may be subject to disputes under our material contracts, and if such disputes arise, we may not prevail. Due to the materiality of certain contracts to our business, such as our license agreements with Louis Cha regarding our rights to develop and operate TLBB, any dispute involving such contracts, even without merit, may adversely affect our reputation and our business operations.

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

Applicable PRC law and regulations, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009, the Anti-Monopoly Law, which became effective on August 1, 2008, the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, promulgated by the General Office of the State Council and the MOFCOM Security Review Rules, mandate procedures and requirements, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies, that can be expected to make merger and acquisition activities in China by foreign investors time-consuming and complex. PRC law also requires certain merger and acquisition transactions to be subject to a security review. The MOFCOM Security Review Rules, which became effective September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied, and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, or control through contractual arrangements. Factors that the MOFCOM considers in its review are whether (i) an important industry is concerned, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations, and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by the SAFE or to complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on the ability of AmazGame and Gamespace to pay dividends or make distributions to us and on our ability to increase our investment in AmazGame, Gamespace, or our VIEs.

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

As the special tax qualifications of certain of our PRC subsidiaries and VIEs as “High and New Technology Enterprises,” “Software Enterprises” or “Key National Software Enterprises” expire, or if they are revoked, we will have to pay additional taxes to make up any previously unpaid tax and will be subject to a higher tax rate.

The CIT Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to High and New Technology Enterprises (“HNTEs”), pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. The CIT Law and its implementing regulations provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the relevant criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to the relevant government authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it failed to meet applicable criteria for qualification, the authorities may revoke the enterprise’s Software Enterprise or KNSE status, as applicable. A number of our PRC Subsidiaries and VIEs qualified for exemptions or rate reductions in 2014, 2015 and 2016.

There are uncertainties regarding future interpretation and implementation of the CIT Law and its implementing regulations. It is possible that the HNTE, Software Enterprise, and KNSE qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption, will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the CIT Law. Therefore, it is possible that the qualifications of one or more of our PRC Subsidiaries or VIEs will be challenged in the future or that such companies will not be able to take any further actions, such as re-application for qualification, to enjoy such preferential tax treatments. If those operating entities cannot qualify for such income tax reductions, our effective income tax rate, as the case may be, will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 was issued relatively recently, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

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

Although SAT Announcement 7 became generally effective as of February 3, 2015, it also applies to cases where the PRC tax treatment of a transaction that took place prior to SAT Announcement 7’s effectiveness had not yet been finally settled as of the time SAT Announcement 7 became effective. As a result, SAT Announcement 7 could be determined by PRC tax authorities to be applicable to the historical reorganization of 7Road and our acquisitions of the equity interests of 7Road and MoboTap, and it is possible that these transactions could be determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of 7Road’s or MoboTap’s shares to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfers, and PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty if the transferring shareholders do not pay such obligations and we do not withhold such tax.

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

The Standing Committee of the National People’s Congress of the PRC enacted the Labor Contract Law, or the Labor Contract Law in 2008. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor law. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law. For example, there are regulations which require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any unused annual leave days at a rate of three times their daily salary, subject to certain exceptions.

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

Our reporting currency through the year ended December 31, 2016 had been the U.S. dollar. However, substantially all of our revenues are denominated in RMB. In July 2005, China reformed its exchange rate regime by establishing a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The RMB is no longer pegged to the U.S. dollar and the exchange rate will have some flexibility. If the RMB depreciates relative to the U.S. dollar, our revenues as expressed in our U.S. dollar financial statements will decline in value. Our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. On the other hand, our proceeds from overseas financings and from overseas game operations will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

On May 19, 2007, the PBOC announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. On June 19, 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate, and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. The RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is valued.

The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players and advertising clients in the future, depend upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. We rely on this national information infrastructure to provide data communications capacity, primarily through local telecommunications lines. Although the PRC government has announced plans to further develop this infrastructure, it may not be further developed as planned. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for continued growth in Internet usage.

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

We may not be able to generate sufficient cash flow in U.S. dollars in the future to service our debt obligations, which would cause us to default under our matching loans to Sohu and SoEasy.

During 2016, certain of our subsidiaries entered into a series of matching-loans arrangements with certain subsidiaries of Sohu and certain subsidiaries of SoEasy Internet Finance Group Limited (“SoEasy”), pursuant to which our subsidiaries are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the SoEasy subsidiaries. See “Major Shareholders and Related Party Transactions – Related Party Transactions – Matching Loans Arrangement between Sohu and Changyou” and “ – Matching Loans Arrangement between Changyou and SoEasy” in Item 7 of this report. Since we conduct most of our business operations in Mainland China and generate most of our revenues in RMB, and our existing loans owed to the Sohu subsidiaries and the SoEasy subsidiaries are denominated in U.S. dollars and are repayable in U.S. dollars, in order for us to make scheduled payments on those loans, we may need to rely on dividends or loans from our PRC subsidiaries, which would be subject to restrictions under PRC laws and regulations, including those regarding foreign exchange controls, and may be time-consuming. Also see “To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries AmazGame, Gamespace and Beijing Baina Technology, which are subject to limitations and possible taxation under applicable PRC law.” If we fail to timely receive U.S. dollar-denominated cash from our PRC subsidiaries, we may default on our payment obligations with respect to those loans.

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

Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, and in some cases binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and third quarter of 2012 and continued from 2014 through 2016, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, and the significant instability recently experienced in the worldwide economy, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and such factors may be difficult to predict for any given period. Other factors also could cause significant fluctuations in our operating results, including the timing and success of our new game launches, our costs of developing and launching new games, and the level of user activity of our games in China during particular fiscal quarters. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the ALJ presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from Nasdaq or the termination of the registration of our ADSs and Class A ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the Nasdaq Global Select Market, until December 31, 2016, the trading price of our ADSs ranged from $15.21 to $52.00 per ADS, and the closing sale price on December 31, 2016 was $21.22 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement governing our ADSs (the “Deposit Agreement”), which was filed as an exhibit to our Registration Statement on Form F-1 filed with the SEC on March 17, 2009 (File No. 333-158061), or for any other reason.

Holders of ADSs have limited voting rights and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares, our controlling shareholder, Sohu, which holds our Class B ordinary shares, controls 95.5% of the total voting power of our ordinary shares as the date of this report. As a result, the ability of holders of our ADSs to affect the outcome of any matter subject to shareholder vote is very limited.

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

Holders of our ADSs and holders of our Class A ordinary shares will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of the date of this report, there were outstanding 9,986 Class A restricted share units, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share, and outstanding options for the purchase of 2,800,090 Class A ordinary shares at a nominal price.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this report, there were 34,501,330 of our Class A ordinary shares and 70,250,000 of our Class B ordinary shares outstanding. As of the date of this report, there were outstanding 9,986 Class A restricted share units, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share, and outstanding options for the purchase of 2,800,090 Class A ordinary shares at a nominal price. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company, or PFIC, for the 2016 taxable year, which would likely result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2016 taxable year ended November 30, 2016. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder (as defined under “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”) held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences likely would apply to the U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

If we are a PFIC, a U.S. holder of our ADSs or Class A ordinary shares could make a variety of elections that might alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ADSs or Class A ordinary shares. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

U.S. holders and prospective holders of our ADSs are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in our ADSs or Class A ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We began operations as the games business unit within the Sohu Group in 2003. In May 2007, the Sohu Group launched TLBB, its first in-house developed PC game.

In 2007, the Sohu Group reorganized its online games business. As part of the reorganization, Changyou.com Limited was incorporated in the Cayman Islands on August 6, 2007 as an indirect wholly-owned subsidiary of Sohu.com Inc., to hold the PC games business of the Sohu Group. Sohu transferred to us, effective December 1, 2007, all of its assets and operations relating to its PC games business unit, and we assumed all the liabilities associated with Sohu’s games business unit. On April 2, 2009, ADSs offered in our initial public offering commenced trading on the Nasdaq Global Select Market.

Our online games business has been the main driver for our revenue growth since we were incorporated. In 2010, we began engaging in the cinema advertising business, which has enjoyed the strong growth in China’s cinema and movie industry in recent years. In 2011, we began offering online advertising services on 17173.com Website, which is one of the leading game information portals in China, as a main part of our platform channel business. From 2011 to 2015, we also generated revenues from Web games operated and developed by 7Road, which we fully divested in 2015. Online games, platform channels and cinema advertising constitute our three business segments.

The majority of our revenues is derived from our business operations in China, which are conducted primarily through our direct and indirect wholly-owned subsidiaries AmazGame, Shanghai Jingmao, Gamespace, Beijing Jingmao and Beijing Baina Technology, and our VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information.

Our principal executive offices are located at the Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6192-0800. Our registered office in the Cayman Islands is located at the 4th Floor, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

The following is a summary of our significant acquisitions and divestments since our initial public offering:

In May 2010, Changyou HK acquired from ICE Entertainment Limited 100% of the equity interests in ICE Entertainment (HK) Limited, or ICE HK. ICE HK holds 100% of the registered capital of our PRC subsidiary ICE Information.

In May 2010, AmazGame, through its wholly-owned subsidiary Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, acquired 50% of the equity interests in Shanghai Jingmao, which primarily engages in the cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in Shanghai Jingmao. In April 2012, in connection with an internal reorganization, Yang Fan Jing He acquired 100% of the equity interests in Beijing Jingmao from Shanghai Jingmao.

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

On July 31, 2014, pursuant to an investment agreement among one of our wholly-owned subsidiaries; MoboTap, which is the mobile technology developer behind the Dolphin Browser; MoboTap’s subsidiaries and variable interest entities; and MoboTap’s shareholders, we purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash. In addition, we have the right to purchase up to 10% of the equity interests in MoboTap from the non-controlling shareholders, at a price of 20% below the IPO price, before a qualified IPO of MoboTap. We also acquired from MoboTap for $30 million a zero-coupon convertible bond issued by MoboTap, due in 2019. In January 2016, we reached an agreement with MoboTap pursuant to which MoboTap redeemed $24 million of the convertible bond and we have the option, exercisable at any time when the bond is outstanding, to convert the remainder of the bond at a rate that would increase our interest in MoboTap to 53.1% on a fully-diluted basis if the option is exercised in full.

BUSINESS OVERVIEW

Our three primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. The online game business is our core business.

We are a leading online game developer and operator in China as measured by the popularity of our TLBB and our mobile game TLBB 3D. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used, and mobile games, which are played on mobile devices and require an Internet connection.

Our platform channel business mainly consists of the operation of the 17173.com Website, one of the leading information portals in China, which provides news, electronic forums, online videos and other information services on online games to game players.

Our cinema advertising business consists primarily of the acquisition, from operators of movie theaters, and the sale, to advertisers, of pre-film advertising slots, which are advertisements shown before the screening of a movie in a cinema theater.

Our revenues grew from $755.3 million for the year ended December 31, 2014 to $761.6 million for the year ended December 31, 2015, and declined to $525.4 million for the year ended December 31, 2016. Our net loss attributable to Changyou.com

Limited increased from $3.4 million for the year ended December 31, 2014 to a net income attributable to Changyou.com Limited of $212.8 million for the year ended December 31, 2015, and decreased to net income attributable to Changyou.com Limited of $144.9 million for the year ended December 31, 2016.

Online Games

Business model

Our game players typically access our games through personal computers and mobile devices, such as mobile phones and tablets, connected to the Internet. In order for players to access our PC games, our game access software must be installed in the computer being used. Game players using PCs can typically download our game access software, interim updates and expansion packs directly from our main game Website. Game players access our mobile games by downloading our mobile game applications mostly from third-party mobile application stores or, to a lesser extent, from our game Website. Prior to the sale of 7Road in August 2015, our online games also included Web games, which became an insignificant part of our online games business following the sale.

Our online games include a variety of game genres, including MMORPGs, CCGs, TPSs and others. We are also developing, and plan to expand our game portfolio with new genres, such as S-RPGs, MOBAs, SLGs and advanced casual games. MMORPGs are massive multiplayer online role playing games that allow a large number of players to take on the role of a character and interact with one another within a virtual world. CCGs are collectible card games in which players collect cards and compete to win by using card sets with different functions. TPSs are third person shooter games that are structured around shooting, where a player can see and control an avatar on-screen in a third-person view. S-RPGs are new innovative subset of role playing games that place emphasis on their storylines. MOBAs are multiplayer online battle arena games, which allow a player to join a team and work with his or her teammates to compete in a mapped field in order to achieve a common goal. SLGs are simulation games, which allow players to control, manage and use game characters and items and to design and implement their own strategies to win the games.

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

Self-operated Games

For self-operated games, we determine the price of virtual items based on the demand or expected demand for such virtual items. We may change the pricing of certain virtual items based on their consumption patterns. We host the games on our own servers and are responsible for the sale and marketing of the games as well as customer service. Our self-operated games include PC games and mobile games developed in house as well as PC games and mobile games that we license from or jointly develop with third party developers.

Sales of Game Points and Revenue Collection

For self-operated PC games, we collect proceeds through the sale of game points. We sell game points directly to our game players. Game players can purchase game points and charge them to their accounts directly. After logging in to their accounts, game players can choose to pay either from their bank accounts or through other payment methods, including third-party online payment platforms. We also sell prepaid game cards for our PC games to a range of regional third-party distributors in China. Regional distributors sell prepaid game cards to sub-distributors or directly to Internet cafés. Sub-distributors then sub-distribute prepaid game cards to retail outlets, including Internet cafés and various Websites, as well as through various online channels. We typically collect payment from our distributors upon delivery of our prepaid game cards.

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

For mobile games in particular, we work closely with Apple store and Android mobile application stores to market our games. We design and implement different marketing strategies for different game genres to attract the genres’ target players. We work with performance-based online advertising platforms such as Guang Dian Tong, where we can target different user groups by gender, demographics, age group and other categories. For games with a specific user group, we advertise on mobile applications, websites and other media outlets that cater to the same user group.

We are also planning to promote our games in overseas markets with a targeted marketing approach, leveraging our data collection and analysis system. Our overseas marketing strategies also include using social media platforms and search engine management to promote our games.

Customer Service

For self-operated and jointly-operated games, we aim to provide quality customer service and be responsive to our game players’ needs. Our game players can seek our customer service support 24 hours a day, seven days a week, either via phone or by submitting their feedback online. In addition, we have physical service centers in Beijing and Tianjin, which are open to walk-in game players during normal business hours. We currently have around 140 dedicated customer service representatives.

Feedback collected by our customer service team and by third-party operators is important to the integration of our product development and game operations teams. The information collected forms the basis of our feedback database, which helps us design change, and upgrade expansion packs for our games. See “Business Overview - Our Games.”

Licensed-out Games

We also authorize third parties to operate our online games. We currently license our TLBB to third- party operators, including operators in Hong Kong, Malaysia, Vietnam, and Taiwan. We license our mobile games TLBB 3D, Fengyun and Legend of Sword and Fairy 5 to third-party operators, including operators in Hong Kong, Korea, Macau, Malaysia, Vietnam, Singapore, Taiwan, and Thailand. We also license some of our games, including Feng Yun, to third-party operators in China.

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

In-house Developed Games:

We have adopted an Integrated Product Development procedure where a rigorous set of testing standards set by our Product Appraisal Committee are applied to all in-house developed games at each stage of development. Our game development process generally includes the following key steps, which apply to the development of PC games and mobile games:

•	Identification and Discovery: Identify new opportunities for innovation based on the current needs and demands of target game players. We conduct focus group sessions with our target game players to pitch our ideas and understand their thoughts. The feedback we receive from our game players helps us to generate and develop new concepts for innovative games.

•	Concept Development and Testing: Once a concept has been selected, the design team will formulate a complete plan for the new game, which will include the choice of game titles and characters, core gameplays, and artistic styles. We share the plan with a group of users to test its appeal to game players and the feedback will be reviewed by the Product Appraisal Committee.

•	Prototype and Demo Testing: Once a new game plan passes the review of the Product Appraisal Committee, the design department creates a demo laying out preliminary artistic features and gameplay, which will be further reviewed by game players and the Product Appraisal Committee.

•	Development and Consumer Engagement: If the demo passes a critical review process by the Product Appraisal Committee, the project enters its official development phase. A demo that allows players to play for thirty minutes will be created. The artistic appeal, product quality and user behavior, among other things, will be tested with our game players. The Product Appraisal Committee will then evaluate the game based on the thirty minutes of play and the users’ feedback.

•	Testing and Improvement through Successive Versions: If the game’s thirty-minute version passes review, it will then be developed to fuller versions that can be played for a consecutive number of days. We create successive versions of the game that allow us to test, through our game players’ behavior in the game, the artistic appeal and product quality of the game, among other things. The Product Appraisal Committee evaluates each version of the game based on the users’ feedback, and allows the project to proceed, and a subsequent version to be created and tested, only if the evaluation establishes that the previous version is promising. The Product Appraisal Committee also decides whether and when to bring a larger group of game players to the game, under simulated open market conditions, to test and optimize the user experience. We evaluate user conversion rates, user retention, user satisfaction, and the game’s payment system, among other things, based on the feedback of game players and operators of mobile application stores, and also test our server network to ensure optimal operation of the game.

•	Open Beta Testing: Lastly, if the game passes all of our testing standards, our Product Appraisal Committee will make the final decision to conduct open beta testing to test the operation of new game under open market conditions and introduce the new game to players.

Our games are developed through coordination among teams of program developers, game designers, graphic artists and audio designers. We try to design each of our games to cater to different audiences to grow our overall player base rather than merely shifting players from one game to another. At each stage of a new game’s development, our quality control department is also involved to ensure the game’s quality and playability.

As of December 31, 2016, we had 1,260 product development personnel responsible for developing new games as well as game enhancements and expansion packs.

Games Licensed from or Jointly Developed with Third-Party Developers

We have obtained exclusive licenses to operate and further develop some of our online games from third-party developers in China. For a summary of the primary PC games and mobile games that we currently operate that are licensed from or jointly developed with third parties, see “-Tables- Games Licensed from or Jointly Developed with Third-Party Developers.”

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

We typically release game updates for our games once or twice a week and more significant enhancements in the form of expansion packs every few months or as regularly as necessary based on game players’ feedback, market demand and other factors. Our expansion packs typically include features such as new territories, themes, tasks, characters, virtual items and other enhanced features. After testing, the game updates and expansion packs are typically distributed electronically through a game Website or mobile application stores. We have found that expansion packs effectively increase game players’ interest in the game and enhance the game-playing experience by keeping the game-playing experience fresh even for long-time game players. We believe that the expansion packs help us to maintain game player loyalty, and in turn extend the lifespans of our games.

Rights from Third Parties to Game Titles and Characters

We have obtained exclusive rights from third parties to develop and operate PC games and mobile games based on their titles and characters. For a summary of the license agreements, see “-Tables- Rights from Third Parties to Game Titles and Characters.”

Tables

Key Games in Operation

Name	Type	Genre	Initial Launch Date	In-house developed, licensed or jointly developed	Description
TLBB	PC game	3D martial arts MMORPG	May 2007	In-house developed	The game features a combination of martial arts-style-fighting and community-building among its game players, with a variety of interesting and interactive gameplay.

Blade Online series	PC game	2.5D martial- arts MMORPG	Blade Online (BO) in October 2004; Blade Hero II (Blade Hero 2) in September 2009	In-house developed	Consists of two PC games, Blade Online and its sequel Blade Hero 2. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth.

Warframe	PC game	3D TPS	Sep 2015	Licensed	A Sci-fi themed shooter game licensed from Canada. Players fight in a galactic environment, while exploring unlimited worlds and battle scenes.

Duke of Mount Deer	PC game	3D martial arts MMORPG	July 2011	In-house developed	A in-house developed 3D martial arts MMORPG adapted from Louis Cha’s final novel, which combines four different types of combat: Magic, Taoism, Martial arts and Firearms.

Da Hua Shui Hu	PC game	2D Q-style MMORPG	March 2010	Licensed	Based on a story from one of the four great classical novels of Chinese literature “Outlaws of the Marsh,” which is about the adventures of 108 heroes in the Northern Song dynasty. Changyou has the permanent right to operate this game.

TLBB 3D	Mobile game	3D martial arts MMORPG	October 2014	In-house developed	Adapted from Louis Cha’s novel of the same name, the game re-enacts the story of the original novel and blends in some of the elements of the PC version of the game.

Feng Yun	Mobile game	3D martial arts MMORPG	November 2015	In-house developed	A martial-art themed MMO game based on a popular Hong Kong comic that was adapted for movies and a TV series.

Legend of Sword and Fairy 5	Mobile game	3D CCG	December 2015	In-house developed	A real-time card combat game, based on a successful offline PC game.

Hortensia Saga	Mobile game	2D CCG	July 2016	Licensed	An anime style card combat game developed by the Japanese game developer Sega Games, targeting relatively young game players who are interested in anime (Japanese cartoons).

Da Da Da Luan Dou	Mobile game	2D CCG	August 2016	Licensed	A real-time card combat game, with game characters based on well-known ancient Chinese heroic figures.

We have several games in our pipeline, including Legacy TLBB, which is a mobile game that we expect to launch in the first half of 2017.

Games Licensed from or Jointly developed with Third-Party developers

Year	Games	Genre	Licensed/Jointly developed	Developer
2003	Blade Online*	PC game	Licensed	A Beijing game studio

2010	Da Hua Shui Hu	PC game	Licensed	A China game studio

2015	Warframe	PC game	Licensed	A Canadian game studio

2016	Hortensia Saga	Mobile game	Licensed	A Japan game studio

2016	Da Da Da Luan Dou	Mobile game	Licensed	A China game studio

*	In 2007, we obtained the rights to the source code of Blade Online. We own the rights to all improvements we make to Blade Online.

Rights from Third Parties to Game Titles and Characters

IP	Game Genre	Authorized Rights	Licensed from
Blade Hero	PC game	Exclusive right to adapt and operate in mainland China	Pixel Game

TLBB	PC game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Louis Cha

Duke of Mount Deer	PC game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Louis Cha

Legend of Sword and Fairy	PC game	Exclusive worldwide right to adapt and operate	Softstar Technology

Ten of Louis Cha’s martial arts novels including TLBB	Mobile game	Exclusive right to adapt and operate in mainland China	Louis Cha

Feng Yun	Mobile game	Exclusive worldwide right to adapt and operate	Jonesky (HK) Limited

Six of Huangyi’s martial arts novels	Mobile game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Chinese Gamer

Xuan Yuan Jian	Mobile game	Exclusive worldwide right to adapt and operate	Softstar Technology

IP	Game Genre	Authorized Rights	Licensed from
Kiseki Series and Ys Seven	Mobile game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau, Taiwan, Singapore and Malaysia	Nihon Falco
Hunter X Hunter	Mobile game	Exclusive right to adapt worldwide and operate in mainland China, Hong Kong, Macau, Taiwan	InfiKNIT White Co., Ltd.
Xian Lu Zheng Feng	Mobile game	Exclusive right to adapt in mainland China and operate worldwide	Croton Media

Platform Channel Business

17173. com Website

The 17173.com Website was launched in 2000 as the first online game information portal in China. With over 800 game zones and tens of millions of monthly unique visitors, the 17173.com Website is one of the largest game information and community Websites in China. With its high brand awareness, credibility, and strong relationships with advertisers, 17173.com has become one of the best marketing platforms for domestic game companies, including our own. In addition, we work with users on the 17173.com Website to evaluate and improve the quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website.

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

Services and Products Offered to Online Advertisers

Our offerings enable advertisers to post their advertisements in different forms, including text, rich media and video advertisements. Our online advertising products include banners, links, logos, buttons and stream advertisements placed on our Websites and sponsorships that typically focus on a particular event or a particular Website area. We charge most advertisers a fixed fee based on the length of time an advertising campaign runs, and fees vary based on whether advertisements run on PCs or mobile devices. We also use the Cost Per Impressions pricing model to cater to different advertisers, and particularly small-sized advertisers. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within the 17173.com Website. Discounts from standard rates are typically provided for higher volume, longer-term advertising contracts, and may be provided for promotional purposes. We also enter into arrangements with small-sized online game platforms and receive revenue-sharing payments from revenues collected from game players directed to such platforms through the 17173.com Website.

During the year ended December 31, 2016, there were a total of 193 companies advertising on the 17173.com Website and related applications. Our end customers include leading online game companies in China, as well as independent game studios.

Games Offered by MoboTap

MoboTap, which operates the Dolphin Browser, develops and licenses from third-party game developers online card and board games, and offers the games through the Dolphin Browser and mobile application stores. Revenues generated from games offered by MoboTap are included in our online game revenues.

Other Platform Channel Products

We offer a number of software applications for PCs and mobile devices through the Dolphin Browser and RaidCall. RaidCall provides online music and entertainment services, primarily in Taiwan. The Dolphin Browser, which is operated by MoboTap, is a gateway to a host of user activities on mobile devices, with the majority of its users based in Europe, Russia and Japan. Revenues generated from software applications that we offer through the Dolphin Browser and RaidCall are included in our IVAS revenues.

Cinema Advertising Business

We began engaging in the cinema advertising business, where we purchase pre-film cinema advertising slots from movie theater operators and resell them to advertisers, in 2010. These pre-film advertisements are shown before the screening of a movie in a cinema theater and are mostly in the form of video advertisements. Our cinema adverting business has benefited from robust growth in China’s cinema and movie industry in recent years.

We charge our advertising clients fees either on a per advertising-slot basis or for a fixed amount for an agreed-upon number of slots during a specified contract period. Discounts from our standard rates are typically provided for longer-term advertising contracts, and may be provided for promotional purposes. Among our existing and potential advertising clients are automotive, FMCG, financial services and Internet companies.

We typically enter into one to three-year contracts with operators of movie theaters to acquire the rights for pre-film advertising slots for resale to our advertising clients during the contract period. The price for the rights usually consists of an upfront fee and, in some cases, committed payments during the term of the contract, which we negotiate with the operator based on the brand, size, location and box office of the movie theaters that the operator runs in our desired markets.

As of December 31, 2016, we had rights to sell pre-film advertising slots at approximately 900 cinema theaters in China.

Intellectual Property and Proprietary Rights

We regard our intellectual property and proprietary rights as critical to our success. We rely on trademark law, copyright law, patent law and trade secret protection to protect our intellectual property rights. We enter into non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us. In addition, we fragment our source codes so that no one employee, other than certain of our executive officers, has access to our entire source codes for a game. Product development personnel are only given access to the specific portions of the source codes that they need to work with at a particular time. In addition, all of the computers used by our game development personnel are closed circuit and do not have access to the Internet, so that we can protect our source codes and other proprietary information from being emailed out of our closed circuit system and misappropriated. However, we cannot guarantee that our measures to protect our intellectual property are sufficient. See “Risk Factors—Overall Risks—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We are the registered owner of 258 software copyrights and 474 fine arts work copyrights in China, each of which we have registered with the National Copyright Administration of the PRC or Guangdong Copyright Administration.

We are the registered owner of 218 domain names that we use in connection with the operation of our business, including our official Changyou Website, changyou.com and 17173.com. We also license the right to use certain of Sohu’s domain names, which we will continue until Changyou develops independent brand recognition, at which time we plan to phase out our use of and licenses to certain of Sohu’s domain names.

We are the registered owner of 2,749 registered trademarks and have applied for the registration of another 685 trademarks in the PRC, including those related to our company name and our online games and other businesses. We are the registered owner of 399 registered trademarks and have also applied for 346 trademarks in countries and regions such as Taiwan, Hong Kong, the United States, Europe, Japan, Malaysia, South Korea, Indonesia and Brazil relating to our company name, and our online games and other businesses. We have registered four trademarks in Taiwan, six trademarks in the European Union and six trademarks in South Korea relating to TLBB. However, we cannot assure you that we will be able to obtain the trademarks we have applied for. See “Risk Factors—Overall Risks—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We have registered 11 patents and have 114 patent applications pending which are related to the design of our games and technology intended to enhance the functionality of our games, but these patent applications may not be approved. See “Risk Factors” for discussions of various risks relating to intellectual property.

Technology Infrastructure

We support our operations with a network of reliable and secure physical and cloud-based servers that have fully supported our operations for many years. As of December 31, 2016, we maintained for our online game business approximately 6,000 physical servers that are located in Internet data centers in 16 major cities in China, and 2,000 cloud-based servers that are spread across mainland China, Hong Kong and North America.

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

Competition

In the online game industry, we compete principally with the following three groups of competitors in China:

•	online game developers and/or operators in China that are publicly traded in the US and in Hong Kong, including Tencent Holdings Limited, NetEase.com, Inc., Kingsoft Corporation Limited, IGG Inc. and NetDragon Websoft Inc.;

•	other companies in China devoted to game development and/or operation that are publicly traded in China, such as Kalends Inc., Perfect World Co., Ltd. and Century Cruises (formerly known as Giant Interactive Group Inc.), or privately-held companies, usually backed by venture capital or private equity, including Shulong Technologies (formerly known as Shanda Games Limited); and

•	international competitors.

In the online advertising industry, our game information portal operated through the 17173.com Website currently competes in China with, among others, the following game information portals:

•	Duowan.com, operated by YY Inc.; and

•	game.sina.com.cn, operated by Sina Corporation.

In the cinema advertising industry, we compete primarily with the following competitors in China:

•	Focus Film, operated by Focus Media Group.

•	China Movie Media Group, operated by Wanda Cinema Line, a Wanda Group company; and

Our existing and potential competitors in the online games industry compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution network. Our existing and potential competitors in the online advertising industry compete with us for talent, advertiser spending, number of unique visitors, number of page views, visitors’ time spent on Website, and quality of service. Our existing and potential competitors in the cinema advertising industry compete with us for cooperative relationships with operators of movie theaters that are popular among movie-goers, market share of quality pre-film advertisement slots, advertiser spending, and experienced sales and marketing personnel.

Facilities

Our principal offices are located in several office buildings in Beijing, Fuzhou and Wuhan in China, which comprise an aggregate of approximately 70,744 square meters, including 14,195 square meters of leased properties. Our leases for those leased properties expire between June 2017 and October 2019.

In August 2009, we purchased an office building of approximately 14,950 square meters in Beijing, for consideration of approximately $33.4 million. Since January 1, 2016, we have leased out this building to third-party business tenants. In August 2010, we entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as our headquarters, for consideration of approximately $171 million. We occupied the office building in December 2013. As of December 31, 2016, we leased additional office space in Beijing of approximately 1,143 square meters. We also leased office space of approximately 15,043 square meters in other cities in the PRC and in other countries.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

PRC Regulation

The following description of PRC regulation is based upon the opinion of Haiwen & Partners, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Risk Factors”.

Regulatory Authorities

PRC law, including regulations and interpretations issued by various PRC governmental authorities, covers extensively areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, that affect our business. PRC governmental authorities which have issued such regulations and interpretations include:

•	the State Council;

•	the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT;

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT;

•	the Ministry of Commerce, or MOFCOM;

•	the Ministry of Public Security, or MPS;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration for Industry and Commerce, or SAIC;

•	the State Council Information Office, or SCIO.

Regulation of Value-Added Telecommunication Services in General

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented in September 2000 and amended in July 2014 and February 2016, are the primary PRC regulation governing telecommunications, and set forth the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations include a requirement that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The Catalog of Telecommunications Business, or the Catalog, was originally issued as an attachment to the Telecom Regulations and updated in 2001, 2003 and 2016. The Catalog as updated categorized online data and transaction processing, domestic Internet virtual private networks, Internet data centers, and Internet access search as value-added telecommunications services. Key aspects of our business fall within the definition of value-added telecommunications services under the Telecom Regulations and the Catalog.

The MIIT promulgated the Administration Measures for Telecommunications Business Operation, or the Telecom License Measures, in April 2009. The Telecom License Measures include requirements and procedures for obtaining licenses for value-added telecommunications services and provide for a distinction between such a license granted solely for operations within a particular province and such a license granted for “trans-regional” (or multiple-province) activities. In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, and amended them in January 2011. Under the Internet Measures, providers of Internet content services, or ICPs, must obtain a value-added telecommunications license, or ICP license, from governmental authorities before engaging in any commercial ICP operations within the PRC. Each of Gamease, Guanyou Gamespace and Shanghai ICE has obtained an ICP license.

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

Restrictions on Foreign Ownership of Value-Added Telecommunication Services

Various PRC regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including operating online games and providing Internet information services. Foreign direct investment in telecommunication companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, issued by the State Council, which became effective in January 2002 and were amended in September 2008 and February 2016. The FITE Regulations stipulate that telecommunications enterprises in the PRC with foreign investors, or FITEs, must be established as Sino-foreign equity joint ventures. Under the FITE Regulations and in accordance with WTO-related agreements, FITEs may provide value-added telecommunications services, but the foreign party to a FITE engaging in such services may hold no more than 50% of the equity of the FITE.

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

In July 2006, the MIIT released a Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must apply for a telecommunications business license applicable to its business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet content services, or an ICP license, is considered to be a type of value-added telecommunications business that is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with standards set forth in relevant PRC regulations.

In view of the restrictions on foreign direct investment in the telecommunications sector, we established or acquired our principal VIEs Gamease, Guanyou Gamespace and Shanghai ICE to engage in value-added telecommunications services. Our VIEs, rather than our subsidiaries, hold ICP licenses, own our domain names, and hold or have applied for registration in the PRC of trademarks related to our games and our 17173.com Website and own and maintain facilities that we believe are appropriate for our business operations. For a detailed discussion of our VIEs, please refer to “Organizational Structure” in Item 4. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign ownership of value-added telecommunications services. See “Risk Factors—Risks Related to Our Corporate Structure and Corporate Governance—If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in telecommunication industry, we could face severe penalties.”

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

We have registered our Websites www.changyou.com and www.cy.com with the Beijing AIC and an electronic registration mark for each of these Websites is prominently placed on its homepage.

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

The MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. However, the PRC government has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in any illegal activity on the Internet. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damages caused to our users.

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

The Standing Committee of the National People’s Congress issued Amendment (IX) to the Criminal Law of the People’s Republic of China, which came into effect in November 2015, to strengthen the protection of personal information and Internet security. Under certain circumstances, providers of services over Internet networks who do not perform their duties of safety management on information networks as required by laws and administrative regulations, and who do not correct their conduct after regulatory authorities order them to correct their non-compliance, may be subject to imprisonment for up to three years, criminal detention or public surveillance in addition to fines.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law of the People’s Republic of China, or the Internet Security Law, which will take effect on June 1, 2017. The Internet Security Law will require providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If our VIE structure were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our VIE structure might be challenged by the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those we use having been challenged by the SAPPRFT as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However, it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the SAPPRFT before publishing foreign electronic publications. The New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. In addition, under the New Internet Publication Measures, Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner.

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed PC games, and Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively and Gamease and Guanyou Gamespace are applying under the New Internet Publication Measures for online publishing service licenses to replace the Internet publishing licenses they currently hold. TLBB, BO, BH2 and some of our other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing licenses at the time those online games were made publicly available. TLBB, BO and BH2 and certain of our other existing games are currently published under an Internet publishing license held by Gamease and are expected to be published under an online publishing service license if and after Gamease’s application for such a license under the New Internet Publication Measures is approved. Current PRC regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like ours are acknowledged by the SAPPRFT, in view of the lack of formal interpretation regarding this issue, the SAPPRFT might challenge our current and past practices and could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

On May 24, 2016, the SAPPRFT issued the Mobile Game Notice, which became effective on July 1, 2016, and sets forth requirements for the publication and operation of mobile games online, including requiring that mobile game publishers and operators, including joint operators, review the content of the games that they publish and operate, and apply for publication and authorization codes at least 20 business days before first publishing and operating domestic recreational and educational mobile games through open beta testing. The Mobile Game Notice, as updated by a subsequent notice, specifies that game publishers and game operators were required to review the content of mobile games that were published and were operated online before July 1, 2016, and to complete approval procedures for those games before December 31, 2016, or to cease operating the games. We completed prior to December 31, 2016 all of the approval procedures required by the SAPPRFT for our mobile games that were in operation before July 1, 2016.

The MOC issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. Gamease obtained an Online Culture Operating Permit in January 2008, which was re-certified in October 2015; Guanyou Gamespace obtained an Online Culture Operating Permit in June 2011, which was re-certified in October 2015; and Shanghai ICE obtained an Online Culture Operating Permit in December 2010, which was re-certified in January 2014. Gamease, Guanyou Gamespace and Shanghai ICE are currently applying for re-certification of their Online Culture Operating Permits.

The Online Game Measures issued by the MOC, which took effect on August 1, 2010, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures (i) requires online game operators to protect the interests of online game users and specifies certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games and (iv) requests online game operators to promote real-name registration by their game users. On December 1, 2016, the MOC issued the Online Game Operation Notice, which will become effective on May 1, 2017. The Online Game Operation Notice includes clarification of products and services that will be considered to be within the scope of the operation of online games, enhanced standards for the issuance of and payment for virtual items used in online games and enhanced protection of online games users, and announces more stringent supervision of the operation of online games and penalties for violations by online game operators of regulations with respect to the operation of online games. The Online Game Operation Notice stipulates that game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for virtual items and services; must timely publish the name, properties, description, amount, and probability of winning for such lucky draws or lotteries on either the Website of the game or the Web page on which such lucky draws or lotteries are provided; must require real-name registration of game players who wish to enter such lucky draws or lotteries; and must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game; and must maintain all relevant records for at least 90 days. The Online Game Operation Notice also stipulates that online game operators must require real-name registration of online game players and may sell game points and virtual items only to real-name registered game players, must set limits on the maximum amount of game points for a particular game that game players may purchase in a single transaction, must require confirmation of transaction information by game players placing orders and maintain all relevant records for at least 180 days. We filed our games TLBB, BO, BH2, and certain of our other existing games with the MOC. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any required new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the SAPPRFT and receive from the SAPPRFT an Internet publishing license (or after the New Internet Publication Measures became effective on March 10, 2016, an online publishing service license). Our VIEs Gamease and Guanyou Gamespace obtained Internet publishing licenses from the SAPPRFT and they are currently applying under the New Internet Publication Measures for online publishing service licenses to replace the Internet publishing licenses they currently hold. In addition, the Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of offshore online games in China must be examined and approved by the SAPPRFT.

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

In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect on March 15, 2014, and replaced the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, issued by the SAIC, which had taken effect on July 1, 2010. The Online Trading Measures regulate online commodity trading and related activities. The Online Trading Measures require that commodities or services transacted online comply with the provisions of all applicable laws, regulations and rules. When selling commodities or providing services to consumers, online operators must comply with all applicable laws with respect to the protection of consumer rights and interests, the protection of intellectual property rights of others and the prevention of unfair competition. Information provided with respect to commodities and services provided by online commodity operators or related service operators must be authentic and accurate. If we fail to comply with all requirements of the Online Trading Measures, the local branch of the SAIC or another governmental authority with jurisdiction might impose penalties on us, such as fines.

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

The Rules of Protection on Information Network Dissemination Rights, promulgated by the State Council in May 2006 and amended in January 2013, address copyright issues relating to the Internet. In addition, on December 17, 2012, the Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information, which stipulate that the dissemination by network users or providers of services over Internet networks of works, performance or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that service providers that aid or abet any network user’s infringement of the rights of another to network dissemination of any works or recordings may be liable for such network user’s infringing activities.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue system and real-name registration, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. We developed our own anti-fatigue and real-name registration systems for our games, and implemented them beginning in 2007. Under our system, game players must use real identification in order to create accounts, and in this way we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. As required by the anti-fatigue rules, we reduce the value of in-game benefits of game players under 18 years based on the amount of their continuous play.

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

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress enacted the Decision on Internet Security Protection in 2000, and amended it in August, 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which will take effect on June 1, 2017. The Internet Security Law will require providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Service providers may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

Mobile Internet Applications

The Cyberspace Administration of China, or CAC, issued the Regulations for the Administration of Mobile Internet Application Information Services, effective August 1, 2016, which require providers of information services through mobile Internet applications, or “Apps,” to (i) verify the true identities of registered users through mobile phone numbers and similar channels, (ii) establish procedures for the security of user information; (iii) establish procedures for information censorship, (iv) ensure that users are given adequate information concerning an App, and are able to choose whether an App is installed and whether or not to use an installed App, (v) respect and protect intellectual property rights, and (vi) keep records of user log-in information for 60 days. If we, as a provider of information services through Apps, violate these regulations, mobile application stores through which we distribute our Apps may issue warnings to us, suspend the release, or terminate the sale, of our Apps, and/or report our violations to governmental authorities.

Online Live Streaming Services

On July 1, 2016, the MOC issued the Notice of MOC on Strengthening the Administration of Online Performance, which became effective on the same day and makes operators of online performances as well as performers in online performances responsible for the content of online performances, calls for supervision of online performances by relevant governmental cultural administrative departments and law enforcement agencies and for enhanced focus on investigating and punishing disseminators of online performances with illegal content.

The CAC issued the Regulations for the Administration of Online Live Streaming Services, or the Online Live Streaming Regulations, effective December 1, 2016. The Online Live Streaming Regulations emphasize that approval is required to provide online live streaming services, and that providers of online live streaming services must have a level of professional staffing that is suitable for the scale of the online live streaming services provided, and adequate systems for censorship of information, for information security, and for protection of the identities and privacy of users. The Online Live Streaming Regulations also require providers of online live streaming services to enter into agreements with the users of the online live streaming services requiring the users to comply with applicable laws and regulations.

Online Audiovisual Transmission

On April 25, 2016, the SAPPRFT issued the Regulations on the Administration of Private Network and Directional Transmission of Audiovisual Program Services, which were effective in June 1, 2016 and replaced the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and Other Information Networks, which had been adopted in 2003 and had last been amended on August 28, 2015. Under these rules, providers of audiovisual program dissemination services over local area networks, virtual private networks and directional transmission channels are required to obtain a permit from the SAPPRFT.

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

Advertisings Services

Under the Administrative Regulations for Advertising Licenses and the Implementation Rules for the Administrative Regulations for Advertising, issued by the SAIC and effective in January, 2005, broadcast stations, television stations, newspapers and magazines, non-corporate entities and other specified entities are required to obtain a license that is specifically for their advertising services. Other enterprises are only required to include advertising services within their overall business licenses. Both Guanyou Gamespace, which is the operator of our online advertisement business, and Shanghai Jingmao, which primarily engages in the cinema advertising business, have business licenses that include advertising services. The Advertising Law of the People’s Republic of China, or the New Advertising Law, issued by the Standing Committee of the National People’s Congress and effective on September 1, 2015, which was a major overhaul of an advertising law issued in 1994, increased the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law provides that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display the “close” sign prominently and ensure one-key closing of the pop-up windows. On July 4, 2016, the SAIC issued the Interim Measures for Administration of Internet Advertising, or the Interim Measures for Internet Advertising, effective September 1, 2016, which define the scope of services included within Internet advertising; specify the respective obligations of Internet advertisers, advertising agencies, advertising publishers and Internet information service providers; and provide penalties for violations. The Interim Measures for Internet Advertising forbid luring users to click on the content of Internet advertisements by any fraudulent means and attaching advertisements or advertising links to emails sent by users without their permission. Under the Interim Measures for Internet Advertising, Internet advertisers are responsible for the authenticity of the contents of online advertisements, and Internet advertising publishers and advertising agencies are required to verify the content of advertisements, and employ inspectors who are familiar with PRC laws and regulations governing online advertising.

Employment Contracts

On June 29, 2007, the Standing Committee of the National People’s Congress promulgated the Employment Contract Law of PRC, or ECL, which became effective as of January 1, 2008, and was amended on December 28, 2012. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

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

Share Option Rules. On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, its implementation rules were issued by SAFE on January 5, 2007 and both became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving an employee share incentive plan, share option plan or similar plan participated in by onshore individuals may be conducted only with the approval from the SAFE or its authorized branch. Under the Offshore Share Incentives Rules, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly-listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. On February 21, 2012, the SAFE approved our application to designate our PRC subsidiary AmazGame to handle registrations and other procedures required by the Offshore Share Incentives Rules. If we and our PRC employees who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we and such employees may be subject to fines and other legal sanctions.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity to grant equity incentive awards to directors, supervisors, members of senior management or employees directly employed by a domestic enterprise that is directly or indirectly controlled by such special purpose vehicle, or with which such employee has established an employment relationship, any of such directors, supervisors, members of senior management or employees who are PRC residents must, prior to exercising their rights, file an application with the SAFE for the foreign exchange registration for such special purpose vehicle. If PRC residents fail to make such registration before exercising their rights, the special purpose vehicle could be subject to fines and legal penalties, and the SAFE could restrict cross-border investment and foreign exchange activities of the special purpose vehicle or related companies, including limiting the special purpose vehicle’s or related companies’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, offshore companies, or preventing the special purpose vehicle or related companies from paying dividends.

Distribution of Dividends. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended in October 2000 and September 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in April 2001 and February 2014.

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

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, consisting of the MOC, the State Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC, and the SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official Website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. The application of this PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

In February 2011, the General Office of the State Council promulgated Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or the MOFCOM Security Review Rules, to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Virtual Currency

On February 15, 2007, the MOC, the PBOC and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice limits the total amount of virtual currency that may be issued by online game operators and the amount that may be purchased by individual game players, and includes a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency may only be used to purchase virtual items.

On June 4, 2009, the MOC and the MOFCOM jointly issued the Virtual Currency Notice, to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. The Virtual Currency Notice is mainly targeted at lottery-based activities relating to the “treasure boxes” found in some online games.

On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which defines the terms “issuing enterprise” and “trading enterprise” and stipulates that the same enterprise may not be both an issuing enterprise and a trading enterprise.

On December 1, 2016, the MOC issued the Online Game Operation Notice, which will become effective on May 1, 2017. The Online Game Operation Notice standardizes rules regarding the issuance of virtual items used for online games. The Online Game Operation Notice provides that the issuance and exchange of virtual items issued by online game operators must be administered in accordance with the regulations applicable to virtual currency; that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency; requires that, when online game operators allow users to exchange small-value physical items for virtual items, the content and value of such physical items must comply with applicable laws and regulations; and stipulates that online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currencies in exchange for virtual items and services, must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game and must maintain all relevant records for at least 90 days.

Import and Export of Software Technology

China imposes controls on the import and export of technology and software products. Under the Regulations on Administration of Import and Export of Technologies promulgated by the State Council, the term “technology import and export” is defined to include, among other things, the transfer or licensing of patents and know-how, and the provision of services related to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with the relevant PRC governmental authorities. Under the Software Export Management and Statistics Measures promulgated in October 2001, if a company is classified as a software enterprise and has a minimum of RMB1 million in registered capital, it may engage in an export business after being registered with the relevant PRC governmental authorities. All contracts which relate to the export of software products, transfer of technology or provision of related services must be filed with the relevant PRC governmental authorities. The Measures for the Administration of Registration of Technology Import and Export Contracts, issued by the MOFCOM in February 2009, specify registration requirements related to the import and export of technology.

We have entered into license agreements with third parties outside of China to license our games, which may be deemed to constitute the export of technology under the regulations. As a result, such licenses are required to be registered with applicable PRC governmental authorities. Although there are no explicit penalties set forth in these regulations for lack of such registration, failure to register an agreement where such registration is required may result in restrictions concerning foreign exchange, banking and taxation matters relating to such agreements. We have not registered all of the game license agreements under which we authorize overseas third-party online game operators to operate our online games, and so far we have not encountered any problems with respect to foreign exchange, banking or taxation matters relating to our license agreements, nor have we received any notice from any governmental authority requiring us to complete the registration of our game license agreements.

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. As of the date of this report, Sohu held through subsidiaries approximately 68.5% of the combined total of our outstanding Class A and Class B ordinary shares and controlled approximately 95.5% of the total voting power in us.

As of the date of this annual report, the following are our principal wholly-owned subsidiaries:

•	Changyou.com (HK) Limited, or Changyou HK, incorporated in Hong Kong on August 13, 2007. Changyou HK is our intermediate offshore holding company for our operations in China and overseas.

•	ICE Information Technology (Shanghai) Co., Ltd, or ICE Information, incorporated in the PRC on August 29, 2007 and acquired by us on May 28, 2010.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, incorporated in the PRC on September 26, 2007.

•	Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, incorporated in the PRC on April 30, 2009 and acquired by us on January 25, 2011.

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, incorporated in the PRC on October 29, 2009.

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, incorporated in the PRC on April 22, 2010.

•	Beijing Changyou Jingmao Film & Culture Communication Co., Ltd., or Beijing Jingmao, incorporated in the PRC on November 16, 2010 and acquired by us on January 25, 2011.

•	Changyou.com Webgames (HK) Limited, or Changyou HK Webgames, incorporated in Hong Kong on September 21, 2011.

•	7Road.com Limited, or 7Road, incorporated in the Cayman Islands on June 15, 2011.

•	7Road.com HK Limited, or 7Road HK, incorporated in Hong Kong on July 6, 2011.

•	Shenzhen Brilliant Imagination Technologies Co., Ltd., or Brilliant Imagination, incorporated in the PRC on April 18, 2014.

•	Glory Loop Limited, or Glory Loop, incorporated in British Virgin Islands on June 23, 2014.

As of the date of this annual report, we also have the following principal majority-owned subsidiaries:

•	MoboTap Inc., or MoboTap, a Cayman Islands company, 51% of the equity interest of which we acquired on July 31, 2014.

•	MoboTap Inc. Limited, or MoboTap HK, a Hong Kong company and a wholly-owned subsidiary of MoboTap.

•	Baina Zhiyuan (Beijing) Technology Co., Ltd., or Beijing Baina Technology, a PRC company and a wholly-owned subsidiary of MoboTap HK.

In order to comply with PRC law restricting foreign ownership in the online game business and platform channel business in China, we conduct the operations of our online game business and our platform channel business in China through our principal VIEs.

The following is a summary of our principal VIEs as of the date of this report:

•	Gamease

Gamease was incorporated in 2007 and is a wholly-owned subsidiary of Beijing Century High Tech Investment Co., Ltd., or High Century, which is a PRC company and a VIE of Sohu.com Inc. that is held 80% by Charles Zhang, our Chairman of the Board, and 20% Wei Li, an employee of Sohu.

•	Shanghai ICE

Shanghai ICE is a wholly-owned subsidiary of Gamease that was acquired by Changyou in 2010.

•	Guanyou Gamespace

Guanyou Gamespace was incorporated in 2010 and is a wholly-owned subsidiary of Beijing Changyou Star Digital Technology Co., Ltd., or Changyou Star, which is owned 50% by Dewen Chen, Changyou’s Chief Executive Officer, and 50% by Jie Liu, a Changyou employee.

•	Wuhan Baina Information

Wuhan Baina Information was incorporated in 2010 and is owned 60% by Changyou Star and 40% by Yongzhi Yang. Wuhan Baina Information has been one of our VIEs since 2014.

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

Overview

Our three primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. We are a leading online game developer and operator in China as measured by the popularity of TLBB and our mobile game TLBB 3D. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local game client-end access software be installed on the computers used, and mobile games, which are played on mobile devices and require an Internet connection. For the three months ended December 31, 2016, the online games that we operate had approximately 4.1 million total average monthly active accounts and 1.4 million total active paying accounts. The revenues generated from the online games are classified as online game revenues.

Our platform channel business consists primarily of the operation of the 17173.com Website, one of the leading information portals in China, which provides news, electronic forums, online videos and other information services on online games to game players.

Our cinema advertising business consists primarily of the acquisition, from operators of movie theaters, and the sale, to advertisers, of pre-film advertising slots, which are advertisements shown before the screening of a movie in a cinema theater.

Our revenues grew from $755.3 million for the year ended December 31, 2014 to $761.6 million for the year ended December 31, 2015, and decreased to $525.4 million for the year ended December 31, 2016. We had a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014, net income attributable to Changyou.com Limited of $212.8 million for the year ended December 31, 2015, and net income attributable to Changyou.com Limited of $144.9 million for the year ended December 31, 2016.

Factors Affecting Our Results of Operations

Our results of operations are affected by several key factors, including the following:

General economic conditions affecting our business

We have benefited from general conditions typically affecting the online game, online advertising and cinema advertising industries in China, including overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending and increases in advertising spending; the increasing use of the Internet with the growth of personal computers, mobile phones and broadband penetration; and the growing popularity of online games and cinema movies in comparison with other forms of entertainment. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in our online game business, our online advertising, or our cinema advertising business or that if there is a slowdown, such slowdown will not have a negative effect on those businesses.

Our ability to maintain popular online games

The popularity of our games drives the growth of our game player base, which is the key component driving the sales and consumption of our virtual items and thus our revenues. To maintain and grow the popularity of our games, we must diligently maintain the quality of the games and continually enhance the games to meet game player demands and preferences. We solicit feedback from our game players and have a dedicated product development team that helps us to identify market trends and user preferences. For PC games such as TLBB, we typically provide weekly updates and more substantial enhancements in the form of expansion packs every few months. For mobile games such as TLBB 3D, we provide updates and expansion packs on a more frequent basis. If we fail to meet game player demands and maintain their satisfaction from playing our games, game players may leave the game, which would have an adverse effect on our revenues.

The shift away from PC games to new game products and services, and to mobile games in particular

For several years we have relied, and currently rely, on our popular game TLBB for a substantial portion of our revenues. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as game players increasingly switch to mobile devices to access online games. As a result, we consider it to be essential to the prospects for the growth of our online game business that we shift considerable resources to the development of mobile games. Mobile games, even if successful, tend to have shorter lifespans than PC games, as the attention of users tend to shift rapidly away from existing mobile games, even those that are initially very successful, to mobile games that are new to the market. For example, our mobile game TLBB 3D was quite popular upon its launch in late 2014, but declined in popularity through 2016. We therefore consider it to be important for us to create a substantial pipeline of mobile games, either through in-house development, or through the licensing of rights from third-party developers. We also must anticipate that a number of our mobile games will not be accepted by the game-player market, even upon initial launch. Further, we generally operate, and expect that we will continue to operate, mobile games primarily through third-party platforms that require that we enter into revenue-sharing arrangements that provide for significant revenue-sharing payments to the operators of the platforms, and that, accordingly, our profit margins from mobile games are, and are likely to be, lower than those that we enjoy from PC games.

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

The cost of attracting and retaining game development personnel

Competition in the online game industry in China is intense, making it increasingly costly to retain and motivate existing talent and to attract new talent necessary for the growth of our business. Many of our competitors have been aggressively hiring game development personnel. If we are unable to retain our current talent and to attract new talent, we may have difficulty developing new games or enhancements for our existing games or meeting our development schedule, which could have an adverse impact on our business, financial condition and results of operations. See “Risk Factors—Our business may not succeed in a highly competitive market.” in Item 3.

Attempted monetization of platform channel business apart from 17173.com Website

Through 2014 we made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase our staffing levels, with the goal of expanding and promoting our platform channels beyond the online advertising business operated by the 17173.com Website, including our acquisitions of RaidCall, MoboTap and several other entities offering Internet software products and services. However, we had limited success in generating revenues from such products and services and do not expect to be able to recoup the investments we made in assets, marketing.

Any restrictions imposed by PRC law on payments from our principal VIEs to our principal subsidiaries pursuant to contractual arrangements and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business.

We conduct a substantial portion of our operations through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information, which generate nearly all of our revenues. As our principal VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our principal PRC subsidiaries AmazGame, Gamespace and Beijing Baina Technology entered into a number of contracts with their corresponding VIEs, pursuant to which the VIEs pay the PRC subsidiaries for certain services that the PRC subsidiaries provide to their corresponding VIEs. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes, which effectively reduce the amount that we receive from the VIEs. We cannot assure you that the PRC government will not impose restrictions on such payments or increase the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may adversely affect our ability to receive payments from the VIEs or the amount of such payments.

Impact of the depreciation of the RMB against the U.S. dollar

Although our reporting currency is the U.S. dollar, the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. In 2016, the RMB depreciated against the U.S. dollar by approximately 6.6% compared to 2015. On a constant exchange-rate basis, our total revenues for 2016 expressed in U.S. dollars would have been US$34.6 million higher than the revenues we reported, representing a decrease of 26.5% year-over-year, rather than 31.0%. In addition, as a substantial portion of our cash is denominated in RMB, the depreciation of the RMB against the U.S. dollar reduced our ability to make U.S. dollar-denominated payments. See “Risk Factors—Risks Related to Doing Business in China—We have suffered currency exchange losses, and we may continue to suffer currency exchange losses if the RMB continues to depreciate relative to the U.S. dollar, and fluctuations in the value of the RMB may have an adverse effect on our shareholders’ investment” in Item 3.

Government regulation of the online game industry

PRC regulatory authorities have issued a series of new regulations affecting the online game industry. For example, the Mobile Game Notice issued by the SAPPRFT, which became effective on July 1, 2016, provides that mobile game publishers and operators must apply for publishing and authorization codes, which may delay our game publishing process. For another example, the Online Game Operation Notice issued by the MOC, which will become effective on May 1, 2017, will affect certain game features in mobile games, and is likely to have an adverse impact on the way we design our games and game features, which may in turn make the games less attractive to game players. These regulations also may increase our compliance costs, delay the release of our new games and expansion packs for existing games, and restrict the access of certain groups of players, such as minors, to our games, which in turn may significantly affect our operating results. See “Risks Related to Doing Business in China” in Item 3 of this report.

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

Our financial instruments consist primarily of cash equivalents, restricted time deposits, accounts receivable, short-term investments, prepaid and other current assets, assets and liabilities held for sale, investment in debt securities, other non-current assets, accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, bank loans and other short-term liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and highly-liquid investments with original maturities of three months or less.

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

Fixed assets and depreciation

Fixed assets, mainly comprising office buildings, leasehold improvements, building improvements, office furniture, vehicles, and computer equipment (including servers), are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment, if any, over the estimated useful lives of the assets on a straight-line basis, with no residual value. The estimated useful lives are as follows:

Estimated useful life
Office buildings	36-47 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Building improvements	10 years
Office furniture	5 years
Vehicles	4-10 years
Computer equipment (including servers)	4 years

Repairs and maintenance costs are recorded as expenses as incurred, whereas the costs of renewals and betterments that extend the useful lives of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment associated with the assets, with any resulting gain or loss recognized in the consolidated statements of comprehensive income.

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

Long-term investments

Equity investments

Investments in entities over which we do not have significant influence are recorded as equity investments and are accounted for by the cost method. Investments in entities over which we have significant influence but do not control are also recorded as equity investments and are accounted for by the equity method. Under the equity method, our share of the post-acquisition profits or losses of the equity investment is recognized in our consolidated statements of comprehensive income; and our share of post-acquisition movements in equity is recognized in equity in our consolidated balance sheets. Unrealized gains on transactions between us and an entity in which we have recorded an equity investment are eliminated to the extent of our interest in the entity. To the extent of our interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an entity in which we have recorded an equity investment equals or exceeds our interest in the entity, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the equity investee.

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

We test goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, we perform the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units were higher than their fair values, we perform the second step of the two-step quantitative goodwill impairment test.

If we decide, as a result of our qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We estimate the fair value using the income approach or the market approach. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. We test impairment of long-lived assets and intangible assets at the assets group level when an impairment indicator appears and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit.

Receipts in advance and deferred revenues

For our operation of PC games, the proceeds received from sales of prepaid game cards are initially recorded as receipts in advance. For online advertising and cinema advertising services, cash payments, which are received in advance of the delivery of services pursuant to applicable advertising contracts, are recorded as receipts in advance.

For self-operated games, deferred revenues are recognized when the game points are sold through our online payment platform or when prepaid game cards are charged by the players to their respective game accounts. The deferred revenues are amortized when virtual items are consumed. For our licensed out games, deferred revenues represent the unamortized balance of license fees paid by third-party operators, and the deferred revenues are amortized on a straight line basis through the service period.

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

Functional currency and foreign currency translation

Functional currency

An entity’s functional currency is the currency of the primary economic environment in which it operates, and normally is the currency of the environment in which the entity primarily generates and expends cash. Our management’s judgment is essential to determine our functional currency by assessing various indicators, including cash flows, sale prices, market prices, expenses, financing and inter-company transactions and arrangements. The functional currency of Changyou.com Limited and our subsidiaries in the United States, the Cayman Islands, the British Virgin Islands and Hong Kong is the U.S. dollar. The functional currencies of our subsidiaries and VIEs in other countries are the national currencies of those counties, rather than the U.S. dollar.

Foreign currency translation

Financial statements of entities with functional currencies other than the U.S. dollar are translated into the U.S. dollar, which is the reporting currency. Assets and liabilities are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the year, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from the translation of foreign currency to the reporting currency are recorded in accumulated other comprehensive income/(loss) in the consolidated balance sheets.

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

Online game revenues

Our online game revenues are generated primarily from our self-operated and licensed-out PC games and mobile games. Prior to the sale of the 7Road business in 2015, we generated online game revenues from Web games, which have been an insignificant part of our business since the sale. Our online game revenues also include a small amount of revenues generated from online card and board games offered by MoboTap. All of our games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items.

Self-Operated Games

We are the primary obligor of the self-operated games. We host the games on our own servers and are responsible for the sale and marketing of the games as well as the customer services. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile application stores, but are net of business tax/value-added tax and discounts to game card distributors where applicable. We obtain revenues from the sale of in-game virtual items. Revenues are recognized over the estimated lives of the virtual items purchased by game players or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

PC games

Proceeds from the self-operation of PC games are collected from players and third-party game card distributors through sales of our game points on online payment platforms and prepaid game cards.

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

Web games

We continued to operate a small portfolio of self-operated Web games after our sale of the 7Road business in 2015. Proceeds from those Web games are collected from players through the sale of game points.

Licensed Out Games

We also authorize third-parties to operate our online games. The licensed out games include PC games and mobile games developed in house and mobile games jointly developed with third-party developers. We receive monthly revenue-based royalty payments from all the third-party licensee operators. We receive additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate our games in specified geographic areas. Since we are obligated to provide post-sale services, the initial license fees are recognized as revenue ratably over the license period, and the monthly revenue-based royalty payments are recognized when relevant services are delivered, provided that collectability is reasonably assured. We view the third-party licensee operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services. We remit to the third-party developers a pre-agreed percentage of revenues from jointly developed and licensed out mobile games, and recognize revenues on a net basis.

Online advertising revenues

17173. com Website

Our online advertising revenues are mainly generated from the 17173.com Website. We sign contracts with advertisers to fix the advertising services to be provided and the prices for the services. Based on the contracts, we provide advertisement placements on the 17173.com Website in different forms, including text, rich media and video advertisements.

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

We treat advertising contracts for the 17173.com Website with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognize revenues on a periodic basis during the contract periods when each deliverable service was provided. Since the contract price is for all the deliverables under one advertising contract, we allocate the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASU No. 2009 -13. We first use vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, we use third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, we use management’s best estimate of the selling price for the deliverables.

Cinema advertising revenues

Revenues generated from the cinema advertising business is classified as cinema advertising revenues. We provide clients advertising placements in slots that are shown in theaters before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts we sign with different theaters. When all the recognition criteria are met, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period.

IVAS revenues

Our IVAS revenues are derived primarily from software applications for PCs and mobile devices offered by MoboTap on the Dolphin Browser and by RaidCall. Prior to March 2015, our IVAS revenues also included revenues generated from the wan.com Website. Revenues from IVAS are recognized during the period the services are rendered or items are consumed under the gross method, as we are the principal obligor for provision of the services.

Cost of revenues

Cost of online game revenues consists primarily of revenue-sharing payments; salary and benefits expense; bandwidth leasing costs; content and license fees; depreciation and amortization expenses; PRC business tax and value-added tax, which primarily arise from the revenue that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace; and other direct costs.

Cost of online advertising revenues consists primarily of salary and benefits expense, bandwidth leasing costs, depreciation and amortization expenses, and advertising design costs.

Cost of cinema advertising revenues consists primarily of payments to theaters for pre-film screening advertising slots.

Cost of IVAS revenues consists primarily of revenue-sharing payments to third-party developers and service providers; bandwidth leasing costs; and salary and benefits expense.

Product development expenses

Product development expenses include costs incurred for the development of products prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2014, 2015 and 2016, we did not capitalize any product development expenses.

Advertising expenses

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of us or a desire to buy our products and services, are expensed as incurred.

Government grants

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

Share-based compensation expense

Share-based compensation expense is for share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by us to employees and directors. For share-based awards for which a grant date has occurred, share-based compensation expense is recognized as costs and expenses in our consolidated statements of comprehensive income based on the fair values of the related share-based awards on their grant dates. For share-based awards for which the service inception date precedes the grant date, share-based compensation expense is recognized as costs and expenses in our consolidated statements of comprehensive income beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair values of the related share-based awards. The fair value is estimated based on the public market price of the underlying shares.

We had two incentive plans in 2016 for the granting of share-based awards, including share options, restricted shares and restricted share units, to our employees and directors.

Share-based compensation expense for share options, restricted shares and restricted share units granted is recognized on an accelerated basis over the requisite service period, net of estimated forfeitures. Forfeiture rates are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from the initial estimates.

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

Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The deferred tax assets are reduced by a valuation allowance if it is considered based on available evidence more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax liability is not recognized for undistributed earnings of a PRC subsidiary if the subsidiary has invested or will invest the undistributed earnings indefinitely. In November 2015, the FASB issued Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as non-current in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a non-current amount in a classified balance sheet. This new guidance is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We have changed the manner in which we classify our deferred tax assets and liabilities retrospectively from the fourth quarter of 2016 due to our early adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes. As a result of our adoption of this guidance, we reclassified our deferred tax assets and deferred tax liabilities as of December 31, 2015 from current assets and liabilities to long-term assets and liabilities.

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

Earnings (Losses) per share

Basic earnings (losses) per share are computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share are computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of share options and shares issuable upon the settlement of restricted share units. Potential ordinary shares are accounted for in the computation of diluted earnings (losses) per share using the treasury share method. Potential ordinary shares are not included in the denominator of the diluted earnings (losses) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings (losses) per share are computed on Class A ordinary shares and Class B ordinary shares together, because both classes have the same dividend rights and the same participation rights in our undistributed earnings (losses).

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

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. Prior to November 2, 2014, our CODM was our former Chief Executive Officer; from November 2, 2014 to July 31, 2016, our CODMs were our Co-Chief Executive Officers; and beginning August 1, 2016 our CODM has been our current Chief Executive Officer.

Our organizational structure is based on a number of factors that the CODMs use to evaluate, view and run our business operations, which include, but are not limited to, customer base, homogeneity of products and technology. Our operating segments are based on our organizational structure and information reviewed by our CODMs to evaluate the operating segment results.

We determined that as of December 31, 2013 the business segments that constituted our reportable segments were the Online Game segment, which consisted of PC games and Web games, and the 17173 Business segment, which provided online advertising services and IVAS.

In 2014, we expanded our online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, we developed and acquired several software applications for PCs and mobile devices intended to strengthen our competitiveness in the Internet sector. In 2014, we launched the wan.com Website which offered to game players Web games of third-party developers. The CODMs determined that the software applications for PCs and mobile devices and the wan.com Website should be reviewed together as one operating segment, identified as the software segment, which primarily generated IVAS revenues. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173 business segment under the Platform Channel segment. The cinema advertising business was not deemed significant enough to qualify as a separate, reportable segment and therefore was included in “Others.” Accordingly, as of December 31, 2014, the business segments that constituted our reportable segments were the Online Game segment, which consisted of PC games, mobile games and Web games; and the Platform Channel segment, which consisted of online advertising services offered on the 17173.com Website and IVAS.

We ceased operating the wan.com Website in March 2015. As a result, IVAS consisted solely of software for PCs and mobile devices. As of December 31, 2015 the business segments that constituted our reportable segments were the Online Game segment, which consisted of PC games, mobile games and Web games; and the Platform Channel segment, which consisted primarily of online advertising services on the 17173.com Website and a relatively small amount of IVAS from the Dolphin Browser and RaidCall and online card and board games offered by MoboTap. Cinema advertising was not deemed to be significant enough to qualify as a separate, reportable segment and therefore was included in “Others.”

We disposed of 7Road in August 2015 and, as a result, our revenues from Web games were insignificant in 2016. As our cinema advertising business grew significantly in 2016, the revenues generated from our cinema advertising business in 2016 were greater than 10% of the combined revenues of all of our operating segments, which caused our cinema advertising business to constitute a separate reportable segment. As of December 31, 2016, the business segments that constituted our reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, IVAS offered on the Dolphin Browser and RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment. We have restated the presentation of our reportable segments for prior periods to conform to this current presentation.

Foreign exchange forward contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and is subsequently measured at fair value. We entered into such foreign currency forward contracts in compliance with our risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. The instruments are marked-to-market at each period-end with the associated changes in fair value recognized in the line item “Other income, net” in the consolidated statements of comprehensive income and “Prepaid and other current assets” or “Other short-term liabilities” in the consolidated balance sheets.

Results of Operations

Our Revenues

Our total revenues for 2016 were $525.4 million, which included online game revenues of $395.7 million, online advertising revenues of $39.4 million, cinema advertising revenues of $68.5 million and IVAS revenues of $21.7 million.

The following table sets forth our revenues generated from online games, online advertising, cinema advertising and IVAS, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Online games	652,008	86.3%	636,846	83.6%	395,708	75.3%
Online advertising	58,963	7.8%	57,832	7.6%	39,409	7.5%
Cinema advertising	21,938	2.9%	42,573	5.6%	68,542	13.1%
IVAS	22,357	3.0%	24,385	3.2%	21,726	4.1%

Total revenues	755,266	100.0%	761,636	100.0%	525,385	100.0%

Online Game Revenues

Online game revenues were $395.7 million for 2016, compared to $636.8 million and $652.0 million, respectively, for 2015 and 2014.

PC games and mobile games

Revenues generated by our PC games were $ 274.6 million for 2016, compared to $387.6 million and $485.1 million, respectively, for 2015 and 2014, representing 69.4%, 60.9% and 74.4%, respectively, of our online game revenues for 2016, 2015 and 2014. The dominant PC game operated by us is TLBB. The year-over-year decreases in PC games revenues for 2016 and 2015 were $113.0 million and $97.5 million, respectively, mainly due to the natural decline in revenues of TLBB, which is an older game. For 2016, our revenues for TLBB were $219.7 million, accounting for approximately 55.5% of our online game revenues and approximately 41.8% of our total revenues.

Revenues generated from mobile games were $116.8 million for 2016, compared to $203.3 million and $66.2 million, respectively, for 2015 and 2014. The dominant mobile game operated by us was TLBB 3D. The year-over-year decrease in mobile games revenues for 2016 was $86.5 million, mainly due to the natural decline in revenues of our older mobile game TLBB 3D. The year-over-year increase in mobile games revenues for 2015 was $137.1 million, mainly due to revenues from our primary mobile game TLBB 3D, which was launched in October, 2014.

The following table sets forth certain operating data for our PC games and mobile games in China for the periods indicated:

Average Monthly Active Accounts(1)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	PC games	mobile games	PC games	mobile games	PC games	mobile games	PC games	mobile games
2014	6.5	2.6	6.9	1.3	10.7	1.5	6.9	7.0
2015	4.9	4.4	4.4	5.7	4.1	2.4	3.6	3.7
2016	3.0	3.2	2.9	2.4	2.7	2.8	2.5	1.6

Quarterly Aggregate Active Paying Accounts(2)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	PC games	mobile games	PC games	mobile games	PC games	mobile games	PC games	mobile games
2014	1.5	0.0	1.4	0.1	1.5	0.1	1.3	1.4
2015	1.1	0.9	1.1	1.4	1.3	0.6	1.2	0.9
2016	1.1	0.8	1.0	0.6	1.0	0.7	1.0	0.4

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Web games

Our primary Web games prior to our sale of Shenzhen 7Road in August 2015 were Wartune and DDTank. Following the sale of Shenzhen 7Road our Web game operations have been insignificant. Our revenues generated from Web games were $4.3 million for 2016, compared to $45.9 million and $100.7 million, respectively, for 2015 and 2014. The year-over-year decreases in Web game revenues for 2016 and 2015 were $41.6 million and $54.8 million, respectively, mainly due to the completion of the sale of the 7Road business during the third quarter of 2015.

Online Advertising Revenues

Online advertising revenues, which consist mainly of revenues generated from the 17173.com Website, were $39.4 million for 2016, compared to $57.8 million and $59.0 million, respectively, for 2015 and 2014. The year-over-year decrease in online advertising revenues for 2016 was $18.4 million, mainly due to fewer PC games being marketed on the 17173.com Website. The year-over-year decrease in online advertising revenues for 2015 was $1.2 million.

Cinema Advertising Revenues

Cinema advertising revenues, which we identified as “Others” revenues prior to 2016, were $68.5 million for 2016, compared to $42.6 million and $21.9 million, respectively, for 2015 and 2014. The year-over-year increases in cinema advertising revenues for 2016 and 2015 were $26.0 million and $20.7 million, mainly due to strong growth in China’s movie and cinema industry in general, and improvements made to our advertising sales function.

IVAS Revenues

Our IVAS revenues were $21.7 million for 2016, compared to $24.4 million and $22.4 million, respectively, for 2015 and 2014. The year-over-year decrease in IVAS revenues for 2016 was $2.7 million, mainly due to lower revenues from mobile products offered by our platform channel business. The year-over-year increase in IVAS revenues for 2015 was $2.0 million, mainly due to higher revenues from PC and mobile products offered by our platform channel business.

Cost of Revenues

The following table presents our cost of revenues for online games, online advertising, cinema advertising and IVAS revenues, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Cost of Revenue:
Online game	142,549	18.9%	156,318	20.5%	96,171	18.3%
Online advertising	14,838	2.0%	11,565	1.5%	10,104	1.9%
Cinema advertising	21,490	2.8%	29,231	3.8%	45,959	8.7%
IVAS	22,985	3.0%	19,647	2.6%	13,576	2.6%

Total cost of revenues	201,862	26.7%	216,761	28.4%	165,810	31.5%

Cost of online game revenues was $96.2 million for the year ended December 31, 2016, compared to $156.3 million and $142.5 million, respectively, for the year ended December 31, 2015 and 2014. The year-over-year decrease in cost of online game revenues for 2016 was $60.1 million. The decrease mainly consisted of a $35.4 million decrease in revenue-sharing payments to mobile application stores, a $6.4 million decrease in salary and benefits expense, a $4.6 million decrease in PRC business tax and value-added tax, a $3.4 million decrease in bandwidth leasing costs, a $2.4 million decrease in content and license fees and a $2.2 million decrease in depreciation and amortization expenses. The year-over-year increase in cost of online game revenues for 2015 was $13.8 million. The increase mainly consisted of a $53.8 million increase in revenue-sharing payments to mobile application stores, a $19.0 million decrease in salary and benefits expense, a $6.1 million decrease in PRC business tax and value-added tax, a $5.8 million decrease in bandwidth leasing costs, a $3.8 million decrease in depreciation and amortization expenses and a $2.7 million decrease in revenue-sharing payments to third-party developers.

Cost of online advertising revenues was $10.1 million for the year ended December 31, 2016, compared to $11.6 million and $14.8 million, respectively, for the year ended December 31, 2015 and 2014. The year-over-year decrease in cost of online advertising revenues for 2016 was $1.5 million. The decrease mainly consisted of a $1.4 million decrease in salary and benefits expense. The year-over-year decrease in cost of online advertising revenues for 2015 was $3.3 million. The decrease mainly consisted of a $1.8 million decrease in salary and benefits expense, a 0.6 million decrease in advertising design costs and a $0.3 million decrease in depreciation expense.

Cost of cinema advertising revenues were $46.0 million for the year ended December 31, 2016, compared to $29.2 million and $21.5 million, respectively, for the years ended December 31, 2015 and 2014. The year-over-year increase in cost of pre-film advertising revenues for 2016 and 2015 was $16.8 million and $7.7 million, respectively. The increases for both years were mainly due to an increase in purchases of pre-film advertising slots.

Cost of IVAS revenues was $13.6 million for the year ended December 31, 2016, compared to $19.6 million and $23.0 million, respectively, for the year ended December 31, 2015 and 2014. The year-over-year decrease in cost of IVAS revenues for 2016 was $6.0 million. The decrease mainly consisted of a $4.5 million decrease in bandwidth leasing costs, a $0.7 million decrease in professional service fees and a $0.5 million decrease in salary and benefits expenses. The year-over-year decrease in cost of IVAS revenues for 2015 was $3.4 million. The decrease mainly consisted of a $5.0 million decrease in bandwidth leasing costs and a $0.8 million increase in revenue-sharing payments to third-party developers and service providers.

Gross Profit

As a result of the foregoing, our gross profit was $359.6 million for the year ended December 31, 2016, compared to $544.9 million and $553.4 million, respectively, for the year ended December 31, 2015 and the year ended December 31, 2014. Our gross margin was 68.4%, 71.5% and 73.3%, respectively, for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

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

The following table sets forth our product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles acquired as part of the acquisition of a business, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	194,113	25.7%	170,605	22.4%	121,619	23.1%
Sales and marketing	241,307	32.0%	92,355	12.1%	56,543	10.8%
General and administrative	107,451	14.2%	80,269	10.5%	50,560	9.6%
Goodwill impairment and impairment of intangibles as part of acquisition of a business	52,282	6.9%	40,324	5.3%	—	0%

Total	595,153	78.8%	383,553	50.3%	228,722	43.5%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expense for personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses decreased to $121.6 million for the year ended December 31, 2016 compared to $170.6 million and $194.1 million, respectively, for the years ended December 31, 2015 and 2014. The decrease in product development expenses for 2016 and 2015 was mainly due to a decrease in salary and benefit expenses as a result of a reduction in the workforce as well as a reduction in bonus expenses in each of those years. Product development expenses constituted 23.1%, 22.4% and 25.7%, respectively, of our total revenues for the years ended December 31, 2016, 2015 and 2014.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salary and benefits expense for our sales and marketing personnel and expenses for advertisement and promotion. Sales and marketing expenses decreased to $56.5 million for the year ended December 31, 2016 compared to $92.4 million and $241.3 million, respectively, for the years ended December 31, 2015 and 2014. The decrease in sales and marketing expenses for 2016 was mainly due to a reduction in marketing and promotional spending for new games. The decrease in sales and marketing expenses for 2015 was mainly due to a significant reduction in marketing and promotional spending for mobile Internet products. Sales and marketing expenses constituted 10.8%, 12.1% and 32.0%, respectively, of our total revenues for the years ended December 31, 2016, 2015 and 2014.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expense for management, finance and administrative personnel, and professional service fees. General and administrative expenses decreased to $50.6 million for the year ended December 31, 2016 compared to $80.3 million and $107.5 million, respectively, for the years ended December 31, 2015 and 2014. The decrease in general and administrative expenses for 2016 and 2015 was primarily due to a decrease in salary and benefit expenses as a result of a reduction in our workforce and bonus expenses for each of those years. General and administrative expenses constituted 9.6%, 10.5% and 14.2%, respectively, of our total revenues for the years ended December 31, 2016, 2015 and 2014.

Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business

In 2016, there was no goodwill impairment or impairment of intangible assets acquired as part of acquisition of a business.

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

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2016, 2015 and 2014 as follows (in thousands):

	For the Year Ended December 31,
	2014	2015	2016
	Amount	Amount	Amount
	($ in thousands)
Cost of revenues	152	35	31
Product development	1,069	5,475	2,881
Sales and marketing	105	1,017	572
General and administrative	2,788	8,497	4,918

Total	4,114	15,024	8,402

As of December 31, 2016, unrecognized share-based compensation expense is $8.8 million.

Operating Profit/(Loss)

As a result of the foregoing, we had an operating profit of $130.9 million for the year ended December 31, 2016, compared to an operating profit of $161.3 million and an operating loss of $41.7 million, respectively, for the years ended December 31, 2015 and December 31, 2014.

Foreign Currency Exchange Gain/(Loss)

For the year ended December 31, 2016, foreign currency exchange gain was $5.1 million, compared to foreign currency exchange gain was $3.0 million and foreign currency exchange loss of $0.7 million, respectively, for the years ended December 31, 2015 and December 31, 2014.

Interest Income

For the year ended December 31, 2016 interest income was $21.5 million, compared to $23.8 million and $26.1 million, respectively, for the years ended December 31, 2015 and December 31, 2014. The decreases were primarily due to a decrease in the average interest rates on deposits over the years.

Interest Expense

For the year ended December 31, 2016, interest expense was $4.3 million, compared to $8.3 million and $6.5 million, respectively, for the years ended December 31, 2015 and December 31, 2014. The decrease in 2016 was primarily due to the repayment of bank loans. The increase in 2015 was primarily due to an increase in our average balance of the bank loans.

Other Income/(Expenses)

For the year ended December 31, 2016, other income/(expense) represents other income of $15.5 million, compared to other income of $65.0 million and other income of $4.1 million, respectively, for the years ended December 31, 2015 and December 31, 2014. The year-over-year decrease in other income for 2016 was mainly due to a reduction related to a gain that was recognized upon the divestment of Shenzhen 7Road and certain overseas assets in 2015. The year-over-year increase in other income for 2015 was mainly due to our divestment of Shenzhen 7Road and certain overseas assets.

Income Tax Expense

Income tax expense was $21.6 million for the year ended December 31, 2016, compared to $54.1 million and $2.5 million, respectively, for the years ended December 31, 2015 and December 31, 2014. The decrease in 2016 was mainly due to a decrease in our income before income tax expense as well as the recognition of a tax benefit due to a preferential tax rate resulting from one of our principal PRC subsidiary’s having qualified as a KNSE in 2015, which qualification was approved by the PRC tax authorities in 2016. The increase in 2015 was mainly due to an increase in our income before income tax expense.

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

Net (Loss)/Gain Attributable to Non-controlling Interests

Net gain attributable to non-controlling interests was $2.1 million for the year ended December 31, 2016. Non-controlling interests consist of non-controlling interests in RaidCall and MoboTap.

Net Income/(Loss) Attributable to Changyou.com Limited

As a result of the foregoing, we had net income attributable to Changyou.com Limited of $144.9 million for the year ended December 31, 2016, compared to a net income of $212.8 million and net loss of $3.4 million, respectively, for the years ended December 31, 2015 and December 31, 2014.

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

During 2015, we drew down loans from offshore banks in an aggregate amount of $344.5 million. The loans were secured by RMB deposits totaling RMB2.3 billion (or $354.7 million) in onshore branches of those banks. As of December 31, 2015, the entire loan amount carried a floating rate of interest based on the London Inter-Bank Offered Rate. We repaid the loans in full during 2016.

During 2016, our wholly-owned subsidiary AmazGame entered into a loan agreement with Sohu’s wholly-owned subsidiary Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), pursuant to which AmazGame agreed to loan to Sohu Media from time to time up to RMB1.0 billion (or approximately US$148.64 million). As of December 31, 2016, we had outstanding loans to Sohu Media in an aggregate principal amount of RMB500 million (approximately $72.1 million).

Liquidity Sources and Balances

We had cash and cash equivalents and short-term investments of approximately $830.7 million, $744.4 million and $412.4 million, respectively, as of December 31, 2016, 2015 and 2014. Cash equivalents primarily consist of time deposits with maturities of three months or less and money market funds, which are stated at fair market value.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments and capital expenditures over the next twelve months.

Cash-Generating Ability

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	($ in thousands)
Net cash provided by operating activities	50,316	213,344	205,662
Net cash used in investing activities	(330,502)	(3,935)	(4,685)
Net cash provided by/(used in) financing activities	(46,584)	142,894	(147,459)
Effect of exchange rate changes on cash and cash equivalents	(920)	(3,180)	(14,563)

Net increase/(decrease) in cash and cash equivalents	(327,690)	349,123	38,955
Cash reclassified to held for sale	—	—	(11,684)
Cash and cash equivalents at beginning of the year	548,484	220,794	569,917

Cash and cash equivalents at end of the year	220,794	569,917	597,188

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2016 was $205.7 million, which was primarily attributable to net income of $147.1 million, adjusted by non-cash items consisting of depreciation and amortization of $26.0 million, share-based compensation expense of $8.4 million and changes in accounts receivable of $14.8 million and other receivables of $11.7 million.

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

Investing Activities

For the year ended December 31, 2016, net cash used in investing activities was $4.7 million and was primarily attributable to matching loans to Sohu and SoEasy of $210.8 million and a loan to Sohu of $72.1 million, offset by cash proceeds relating to restricted time deposits of $225.5 million, and cash proceeds (net of purchases) relating to financial instruments of $ 48.0 million.

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

For the year ended December 31, 2014, net cash used in investing activities was $330.5 million, which was primarily attributable to purchases of short-term investments (net of cash proceeds) of $186.5 million, cash paid for business acquisitions (net of cash acquired) of $86.5 million, purchases of intangible assets and other assets for $35.1 million, and purchases of fixed assets for $24.2 million.

Financing Activities

For the year ended December 31, 2016, net cash used in financing activities was $147.5 million, which was primarily due to repayments to offshore banks of loans of $344.5 million and repayments of matching loans of $12.9 million, offset by matching loans from related parties of $209.9 million.

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

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $13.0 million, $35.6 million and $59.4 million, respectively, for the years ended December 31, 2016, 2015 and 2014.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016 (in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Cinema advertisement slot rights	137,838	63,174	69,604	5,060
Expenditures for operating rights of licensed games with technological feasibility	19,300	4,178	15,122	—
Office rental	9,382	3,858	4,996	528
Bandwidth leasing charges	4,928	4,662	266	—
Fees for operating rights of licensed games in development	1,619	1,271	348	—
Expenditures for rights to titles and characters of games in development	1,456	259	1,197	—
Others	211	211	—	—

Total	174,734	77,613	91,533	5,588

Other than the obligations set forth above, we did not have any material capital commitments, long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2016.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company will apply the new revenue standard beginning January 1, 2018, and will not early adopt. The Group has set up an implementation team that is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. The Group plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify its provisions) throughout 2017 as the Group works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on balance sheets. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group adopted this guidance retrospectively during the fourth quarter of 2016. Accordingly, the consolidated balance sheets as of December 31, 2016 and 2015 reflect the new classification. As a result of the adoption of this guidance, $4.7 million of current deferred tax assets, and $24.9 million of deferred tax liabilities, were reclassified to non-current as of December 31, 2015.

On January 5, 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On March 30, 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”), Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of a goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China.

Directors and Executive Officers	Age	Position
Charles Zhang	52	Chairman of the Board of Directors
Dewen Chen	41	Chief Executive Officer and Director
Xiaojian Hong	39	Chief Operating Officer
Jasmine Zhou	42	Chief Financial Officer
Dave De Yang(1)	51	Independent Director
Xiao Chen(1)	53	Independent Director
Charles Chan(1)	63	Independent Director

(1)	Member of the audit committee of our Board of Directors.

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

Dewen Chen is our Chief Executive Officer and was one of the principal founders of our online game business. Mr. Chen joined Sohu in 2005 as a business manager, responsible for building our sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu’s games products. Prior to our carve out from Sohu, Mr. Chen was the Director of Marketing & Operations of the client-end installed MMORPG business of Sohu. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

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

Jasmine Zhou was appointed as our Chief Financial Officer on February 7, 2015. Ms. Zhou was with Sohu from August 2003 until she was appointed as our Chief Financial Officer, and continued as Sohu’s General Counsel until June 30, 2016. Ms. Zhou has extensive experience in capital markets and participated in all mergers, acquisitions and other capital-related transactions of Sohu, including our carve-out from Sohu and our initial public offering in 2009 and Tencent’s strategic investment in and business collaboration with Sohu’s subsidiary Sogou Inc. Ms. Zhou received her bachelor’s degree in law from Renmin University of China, an LL.M. degree from the University of Sydney, and a Dual Executive MBA degree from Tsinghua University and INSEAD.

Dave De Yang has served as an independent director and a member of our audit committee since April 2009. From 2012 through 2016, Mr. Yang also served as CFO for Reckitt Benckiser’s North Asia region, including China, Hong Kong, Taiwan, Japan and Korea. Prior to this role, Mr. Yang had worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to such role, he served as acting controller of McDonald’s India and Indonesia and as a senior director of McDonald’s Corporation in Asia Pacific, Middle East and Africa division where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has a master of business administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in Physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Dr. Xiao Chen has served as an independent director and a member of our audit committee since August 2012. Dr. Chen has been an accounting professor at the School of Economics and Management at Tsinghua University since 1997. For the past 20 years, he has been teaching and conducting academic research in the fields of accounting and taxation at Tsinghua University. From August 2007 to July 2014, Dr. Chen served on the Board of Directors and as the chairman of the audit committee of Noah Education Holdings Ltd, a public company listed on the New York Stock Exchange. He also served as an independent director of seven other public companies listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange and the Hong Kong Stock Exchange. Since January 2015, he has served as an independent director of Beijing Chinese All Digital Publishing Co., Ltd., which is listed on the Shenzhen Stock Exchange. Dr. Chen received a bachelor’s degree in engineering from the Wuhan Institute of Chemical Engineering in 1983, a master’s degree in management from the University of Science and Technology of China in 1989, and a Ph.D. in economics from Tulane University in 1996.

Mr. Charles Chan has served as an independent director and a member of our audit committee since September 2013. Mr. Chan joined Arthur Andersen Canada in 1977 and was admitted to the AA Worldwide Partnership in 1988. Transferred to Arthur Andersen Hong Kong/China in 1994, Mr. Chan was Head of Audit and Business Advisory Service for Greater China. After Arthur Andersen merged with PricewaterhouseCoopers, or PwC, in 2002, Mr. Chan assumed management positions at PwC, including as a partner and as a member of various committees. Mr. Chan qualified as a Chartered Accountant in Canada in 1980 and as a Certified Public Accountant in Hong Kong in 1995. He has extensive experience in serving major clients listed in various major capital markets through the IPO process, conducting annual audits, providing business advice with respect to M&A activities and various types of capital and debt financing transactions. Mr. Chan has served as a member of professional, government and regulatory committees, including the Hong Kong Stock Exchange Listing Committee, the Selection Committee for the first Legislative Council of the Hong Kong SAR and the Hong Kong Society of Certified Public Accountants. For the Hong Kong Society of Certified Public Accountants, he served as a member of its council, accounting standards committee and auditing standards committee, and was chairman of its China technical committee. Mr. Chan retired from PwC on June 30, 2012.

Compensation of Directors and Executive Officers

For the year ended December 31, 2016, we paid an aggregate of approximately $6.9 million in cash compensation to our executive officers. We paid an aggregate of $0.2 million in cash compensation to our non-executive directors other than Dr. Charles Zhang. In 2016, the total compensation expense recorded in our consolidated statements of comprehensive income was $7.0 million. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan”

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements we may terminate an executive officer’s employment for cause, at any time, for certain acts of such officer such as willful misconduct or gross negligence, repeated failure to perform substantially his duties, indictment or conviction for or confession of a felony, or any crime involving moral turpitude. In any such case, such officer will not be entitled to receive payment of any severance benefits or other amounts by reason of termination other than accrued salary and vacation through the date of termination and such officer’s right to all other benefits will terminate, except as required by applicable law.

We may also terminate our employment agreements with our executive officers without cause upon thirty days’ advance written notice. In such case of termination by us and also in a case where an executive officer voluntarily terminates his employment with us upon thirty-days’ advance written notice for “good reason,” we are required to provide him with severance benefits equal to an amount up to six (6) months of his monthly base salary, provided that the executive officer complies during the severance period with the non-competition, non-solicitation, confidential information and work product provisions discussed below, which are incorporated into the employment agreement, and executes a release agreement in a form requested by us. “Good reason” includes (i) any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his title and position, and (ii) any material breach of the employment agreement by us, including any reduction in the executive officer’s base salary or our failure to pay to him any portion of his compensation.

Each of our executive officers has entered into an employee non-competition, non-solicitation, confidential information, and work product agreement with us. Under these agreements, each of our executive officers has agreed to be bound by (i) non-competition restrictions during his or her employment and for one year after the termination of his or her employment or for such longer period during which we pay him or her any severance benefits, and (ii) non-solicitation restrictions during the non-competition period. Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or customers, and the confidential or proprietary information of any third party held by us in confidence. The executive officers have also agreed to disclose to us all inventions which they conceive and develop during the employment and to assign all right, title and interest in them to us and have agreed not to assert any such rights against us.

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

Plan Administration. Our Board of Directors or our compensation committee administers our 2008 Share Incentive Plan and determines the terms and conditions of awards.

Types of Awards. The following is a summary of the awards that may be granted under our 2008 Share Incentive Plan.

•	Options. Provide for the right to purchase our ordinary shares at a specified exercise price subject to vesting, and generally will become exercisable in four equal annual installments beginning on the first anniversary of the date of grant.

•	Restricted Shares. A sale of ordinary shares at a price determined by our board or our compensation committee or a grant of our ordinary shares, in each case subject to vesting terms.

•	Restricted Share Units. Represent the right to receive our ordinary shares, subject to vesting. Restricted share units will generally be settled upon vesting, either by our delivery to the holder of the number of ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying ordinary shares. We expect that in most cases restricted shares units will be settled by delivery of ordinary shares. If any of the restricted share units that are settleable in Class B ordinary shares expire without settlement, such underlying Class B ordinary shares will be automatically converted into Class A ordinary shares and such Class A ordinary shares so converted will become available for future issuance under our 2008 Share Incentive Plan.

Award Document. Awards granted under our 2008 Share Incentive Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by our board or compensation committee in its sole discretion.

Termination of the Share Incentive Plan. Our 2008 Share Incentive Plan will terminate in August 2018. Our Board of Directors may amend, suspend, or terminate our 2008 Share Incentive Plan at any time; provided, however, that our Board of Directors must first seek the approval of the participants of our 2008 Share Incentive Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

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

Plan Administration. Our compensation committee, or our Board of Directors in the absence of such a committee, administers our 2014 Share Incentive Plan. The compensation committee or the Board of Directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under our 2014 Share Incentive Plan.

•	Options. Options provide for the right to purchase our Class A ordinary shares at a specified exercise price subject to vesting according to a vesting schedule determined by our board or our compensation committee and provided in an award agreement.

•	Restricted Shares. A restricted share award is the sale of Class A ordinary shares at a price determined by our board or our compensation committee or a grant of our ordinary shares, in each case subject to vesting terms.

•	Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of Class A ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying Class A ordinary shares. We expect that in most cases restricted shares units will be settled by delivery of ordinary shares.

Award Document. Awards granted under our 2014 Share Incentive Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by our board or compensation committee in its sole discretion.

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

Issuance of Restricted Shares and Restricted Share Units to Executive Officers

On November 2, 2014, we granted to Dewen Chen, our Chief Executive Officer, and Xiaojian Hong, our Chief Operating Officer, an aggregate of 1,200,000 of our Class A restricted share units under our 2014 Share incentive Plan. These restricted share units are subject to vesting over a four-year period and will be forfeited to us if the vesting conditions are not met. On February 16, 2015, our Board of Directors approved the conversion of 2,400,000 Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. See “Operating and Financial Review and Prospects—Share-based Compensation Expense.”

As of December 31, 2016, we had granted the following share options to our executive officers pursuant to our 2014 Share Incentive Plan.

Executive Officers	Share Options		Exercise Price (US$)	Date of Grant	End of Vesting Period	Expiration Date
Dewen Chen	600,000	(1)	0.01	November 2, 2014	November 2, 2018	November 1, 2024
Xiaojian Hong	600,000	(1)	0.01	November 2, 2014	November 2, 2018	November 1, 2024
Jasmine Zhou	100,000		0.01	June 1, 2015	June 1, 2019	May 31, 2025

(1)	Originally granted in the form of restricted share units settleable in Class A ordinary shares, which were subject to vesting over a four-year period and would be forfeited to us if the vesting conditions were not met. On February 16, 2015, our Board of Directors approved the conversion of the restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01, subject to the same vesting conditions.

Board of Directors

Our Board of Directors currently consists of Dr. Charles Zhang, Dewen Chen, Dave De Yang, Xiao Chen and Charles Chan. Our directors are elected by the holders of our ordinary shares and will hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our memorandum and articles of association. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

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

Committees of the Board of Directors

Audit Committee. Our audit committee currently consists of Dave De Yang, Xiao Chen and Charles Chan. Our Board of Directors has determined that Dave De Yang, Xiao Chen and Charles Chan satisfy the independence requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the Nasdaq Listing Rules. In addition, our Board of Directors has determined that Dave De Yang meets the criteria of an audit committee financial expert as set forth under the applicable SEC rules and Rule 5605(c)(2) of the Nasdaq Listing Rules. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our board, and will be posted on our Website at www.changyou.com. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	overseeing our accounting and financial reporting processes and audits of the financial statements of our company;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in the Nasdaq Listing Rules;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls over financial reporting and any special audit steps adopted in the light of any significant deficiencies or materially weakness in our internal controls; and

•	meeting separately and periodically with management and the independent auditors.

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

Employees

As of December 31, 2016, we had approximately 2,838 full-time and part-time employees. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	*	*
Dewen Chen	*	*
Xiaojian Hong	*	*
Jasmine Zhou	*	*
Dave De Yang	—	—
Xiao Chen	—	—
Charles Chan	—	—
Principal Shareholder:
Sohu.com (Game) Ltd.(2)	71,750,000	68.5%

*	Less than 5% of our total outstanding voting securities.
(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units and/or share options that will vest within 60 days after the date of this report. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(2)	Consists of 1,500,000 Class A ordinary shares, which are represented by 750,000 ADSs, and 70,250,000 Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. The Class A ordinary shares (represented by ADSs) and the Class B ordinary shares held by Sohu.com (Game) Ltd. collectively represent approximately 95.5% of the voting power of all issued and outstanding ordinary shares of Changyou.

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

All of the 34,501,330 Class A ordinary shares issued and outstanding as of the date of this report, or approximately 32.9% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of the date of this report, Sohu held approximately 68.5% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 95.5% of the total voting power in Changyou. As of the date of this report, Sohu has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with our VIEs and their Shareholders

PRC law currently restricts foreign ownership of online game businesses. To comply with PRC law, we conduct a significant part of our online games and platform channel businesses through contractual arrangements between our principal PRC subsidiaries AmazGame and Gamespace and their corresponding VIEs Gamease and Guanyou Gamespace and their respective shareholders. See “Information on the Company—Organizational Structure” in Item 4 of this annual report for a description of the ownership information of our current principal VIEs. Upon the completion of our sale of Shenzhen 7Road on August 17, 2015, all VIE contractual arrangements between Shenzhen 7Road, its corresponding PRC subsidiary Shenzhen 7Road Network Technologies Co., Ltd. and Gamease, which was the sole shareholder of Shenzhen 7Road, terminated.

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

Transactions and Agreements with Sohu in connection with the carve-out of our PC games business from Sohu

Expenses charged from Sohu for sales and marketing services and certain other services in connection with our business amounted to $1.0 million, $2.7 million and $10.4 million, respectively, for the years ended December 31, 2016, 2015 and 2014. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate general administrative expenses allocated from Sohu were $nil, $nil and $15,000, respectively, for the years ended December 31, 2016, 2015 and 2014.

During the past few years, we have continued to use the Sohu logo and to purchase banner advertisements from Sohu. For each such banner advertisement we have paid Sohu at the same rates as Sohu charges third parties for such placements. We also use Sohu’s PEAK online billing system and use Sohu to provide links to our PC game Website on Sohu.com’s main Website, for which we paid Sohu at a rate comparable to the rates charged by third-party providers for similar services and placements. For so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our Board of Directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with the Nasdaq Listing Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee is required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

The following are summaries of an Amended and Restated Non-Competition Agreement, and an Amended and Restated Marketing Services Agreement between Sohu and us:

Amended and Restated Non-Competition Agreement

We are a party to a Non-Competition Agreement, effective as of January 1, 2009 and amended and restated as of November 29, 2011, pursuant to which Sohu has agreed that, until the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and March 17, 2014, or the non-competition period, Sohu will not compete with us in the client-end installed MMORPG business anywhere in the world We have agreed during the non-competition period not to compete with Sohu in the Internet portal, search, mobile value-added services and any other businesses conducted or contemplated to be conducted by Sohu as of April 1, 2009, except the client-end installed MMORPG business and, after our acquisition of the 17173.com Website on December 15, 2011, the 17173.com Website. In addition, both parties have agreed not to solicit the employees of the other party.

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

Matching Loans Arrangement between Sohu and Changyou

During 2015 and 2016, certain of our subsidiaries and certain subsidiaries of Sohu entered into a series of one year loan agreements, pursuant to which our subsidiaries are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Sohu subsidiaries are entitled to draw down equivalent RMB-denominated loans from our subsidiaries, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down. As of December 31, 2015 and 2016, we had drawn down from the Sohu subsidiaries loans in an aggregate principal amount of $170 million and $350 million , respectively, Sohu had drawn down from our subsidiaries loans in an aggregate principal amount of RMB1.02 billion (approximately $157.1 million) and RMB2.21 billion (approximately $318.2 million), respectively. For the years ended December 31, 2015 and 2016, interest income that we earned from such RMB-denominated loans was $4.9 million and $9.8 million, respectively, and interest expense that we accrued for such U.S. dollar-denominated loans was $1.2 million and $3.1 million, respectively.

Matching Loans Arrangement between Changyou and SoEasy

During 2015, certain of our subsidiaries and certain subsidiaries of SoEasy Internet Finance Group Limited (“SoEasy”) entered into a series of one year loan agreements pursuant to which our subsidiaries were entitled to draw down HK dollar-denominated loans from the SoEasy subsidiaries and the SoEasy subsidiaries were entitled to draw down equivalent RMB-denominated loans from our subsidiaries. During 2016 we repaid the subsidiaries of SoEasy HK$100 million (approximately $12.9 million) of outstanding principal under the loans and paid interest of HK$1.4 million (approximately $0.2 million), and the subsidiaries of SoEasy repaid our subsidiaries RMB 80 million (approximately $12.3 million) of outstanding principal under the loans and paid interest of RMB 4.7 million (approximately $0.7 million).

During 2016, certain of our subsidiaries and certain subsidiaries of SoEasy entered into a series of one year loan agreements pursuant to which the subsidiaries of SoEasy are entitled to draw down RMB-denominated loans from our subsidiaries, which in turn are entitled to draw down equivalent US dollar-denominated loans from the SoEasy subsidiaries, to facilitate each other’s business operations. Under the terms of the loan agreements, our subsidiaries will repay principal of the US dollar-denominated loans in an amount equal to the original principal amount of the equivalent RMB-denominated loans, divided by the RMB to US dollar exchange rate that is in effect on the date of the repayment. The resulting exchange gain or loss is recognized for each reporting period. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the loan agreements were entered into. As of December 31, 2016, we had drawn down from the subsidiaries of SoEasy loans in an aggregate principal amount of US$28.1 million and the subsidiaries of SoEasy had drawn down from our subsidiaries loans in an aggregate principal amount of RMB 195 million (approximately $28.1 million). For the year ended December 31, 2016, interest income that we earned from the RMB-denominated loans was $1.2 million, interest expense that we accrued for the US dollar-denominated loans was $0.7 million and exchange gain recognized was $1.9 million.

Letter Agreement with Former Co-Chief Executive Officer

Ms. Carol Yu resigned as our Co-Chief Executive Officer effective July 31, 2016 and as a member of our Board of Directors effective June 24, 2016. On June 27, 2016, we entered into a letter agreement with Ms. Yu pursuant to which we agreed with Ms. Yu that, with the exception of certain specified provisions, her executive employment agreement with us dated January 1, 2015 would terminate effective July 31, 2016. Ms. Yu also agreed not to compete with us through July 31, 2017, and we agreed with Ms. Yu that the provisions of her employee non-competition, non-solicitation, confidential information and work product agreement with us dated January 1, 2015, other than the non-compete provision, would remain in effect. The letter agreement also provided that Ms. Yu would receive a bonus for the period from January 1, 2016 through July 31, 2016 in the amount of RMB3 million (approximately $456,650) as compensation for serving as our Co-Chief Executive Officer, which had been fully paid to Ms. Yu by us as of December 31, 2016.

Loan Agreement with Sohu

Loan Agreement

On October 24, 2016, our indirect wholly-owned subsidiary AmazGame entered into a loan agreement (the “Sohu Loan Agreement”) with Sohu’s indirect wholly-owned subsidiary Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”) pursuant to which AmazGame agreed to loan to Sohu Media from time to time up to RMB1.0 billion (or approximately US$148.64 million). Under the Sohu Loan Agreement, the first request by Sohu Media for an advance must be made on or prior to December 31, 2016, and requests for further advances may be made for one year following the initial advance. Such one-year request period may be extended for another one-year period at Sohu Media’s request with the consent of AmazGame. Principal amounts outstanding under the Sohu Loan Agreement will bear interest at an annual rate of 6%. The maturity date for principal and accrued interest for each advance will be one year from the date of each such advance, subject to extension of the date for repayment of principal for one additional year at the request of Sohu Media with the consent of AmazGame. Interest accrued on each advance will be due on the applicable initial one-year maturity date without regard to whether the principal maturity date is extended, and interest accrued following any extension of the maturity date for an advance will be due, together with principal, upon the extended maturity date of such advance. The Sohu Loan Agreement includes customary events of default, including Sohu Media’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Sohu Media. Upon AmazGame’s declaration of an event of default under the Sohu Loan Agreement, AmazGame may refuse to make further advances and demand payment in full of all outstanding principal and accrued interest, and we may elect to execute our right under the Sohu Loan Share Pledge Agreement, as described below, to apply the outstanding amounts of principal and interest to repurchase Class B ordinary shares in us held by Sohu’s indirect wholly-owned subsidiary Sohu.com (Game) Limited (“Sohu Game”). As of December 31, 2016, we had outstanding loans to Sohu Media in an aggregate principal amount of RMB500 million (approximately $72.1 million). We earned interest income of $0.2 million from these loans in the year ended December 31, 2016.

Share Pledge Agreement

On October 24, 2016, we entered into a share pledge agreement (the “Sohu Loan Share Pledge Agreement”) with Sohu Game pursuant to which Sohu Game pledged to us 11,386,228 Class B ordinary shares in us held by Sohu Game, to secure Sohu Media’s obligations under the Sohu Loan Agreement. While any principal or interest is outstanding under the Sohu Loan Agreement, the number of Class B ordinary shares pledged by Sohu Game to us is subject to upward adjustment from time to time if the price of our ADSs on the Nasdaq Global Select Market drops for at least 10 consecutive trading days by an amount of 20% or more from such price as of the date of the Sohu Loan Share Pledge Agreement, and is subject to further upward adjustment in the event of any additional incremental drops of 20% or more in the price of our ADSs for at least 10 consecutive trading days. If there is an event of default under the Sohu Loan Agreement, we may, at our election, apply all of the unpaid principal and accrued interest under the Sohu Loan Agreement to the repurchase from Sohu Game of pledged Class B ordinary shares at a price equal to the lesser of (i) one-half of the average of the closing prices of one ADS on the Nasdaq Global Select Market for the 30 trading days preceding the date of the Sohu Loan Share Pledge Agreement, or (ii) one-half of the average of the closing prices of one ADS on the Nasdaq Global Select Market for the 30 trading days preceding the date of the occurrence of the event of default. As of the date of this report, Sohu Game had pledged to us 13,704,663 Class B ordinary shares in us held by Sohu Game.

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

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009.

The following table provides the high and low reported sale prices for our ADSs on the Nasdaq Global Select Market for (1) the five most recent fiscal years (2) each quarter in the two most recent fiscal years, (3) each of the last six full months, and (4) the month of February 2016 through February 21, 2016.

	Trading Price ($)
	High	Low
2012
Full Year	29.52	17.00
2013
Full Year	41.64	26.52
2014
Full Year	34.32	17.13
2015
Full Year	35.27	17.00
First Quarter	29.53	24.07
Second Quarter	35.27	25.88
Third Quarter	29.98	17.00
Fourth Quarter	25.83	17.16
2016
Full Year	30.28	15.21
First Quarter	24.05	15.21
Second Quarter	20.30	17.43
Third Quarter	30.28	18.75
Fourth Quarter	28.68	21.13
August	26.82	18.75
September	30.28	24.01
October	28.68	26.04
November	27.36	23.10
December	24.92	21.13
2017
January	25.25	21.37
February (through February 21)	28.66	23.30

ITEM 10.	ADDITIONAL INFORMATION

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

Under the laws of the Cayman Islands, two or more companies may merge or consolidate in accordance with Part XVI of the Companies Law. Merger means the merging of two or more constituent companies into a sole remaining constituent company as the surviving company and the vesting of the undertaking, property and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”). The Plan must contain certain prescribed information including the effective date of the merger or consolidation; the basis of cancelling the shares in a constituent company in exchange for the relevant consideration or converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of association of the surviving company in a merger or the proposed new memorandum and articles of association of the consolidated company in a consolidation; and details of all secured creditors.

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

When a take-over offer is made for all the shares or all the shares of a particular class and accepted by holders of 90% of the shares which are the subject of the offer within four months of the date of the offer, the offer or may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer their shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or breach of the Companies Law.

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

Shareholder Agreement

On July 31, 2014, pursuant to the investment agreement, we, MoboTap and the non-controlling shareholders of MoboTap entered into a shareholder agreement pursuant to which we have the right to designate three of the five directors of MoboTap, including the chairman of the board; our approval is required for any proposed transfers of equity interests in MoboTap held by the non-controlling shareholders; and we are entitled to customary pre-emptive rights with respect to any new issuance of equity interests in MoboTap.

Loan and Share Pledge Agreements with Sohu

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

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Regulations on the Administration of Settlement, Sale and Payment of Foreign Exchange issued by the People’s Bank of China on June 20, 1996 and effective on July 1, 1996, or the FX Regulations, regarding the administration and control of foreign exchange, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors in joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank accounts in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Each conversion of RMB into a foreign currency and each remittance of a foreign currency for capital account items, including direct investment, loans and security investment, is subject to the approval of the SAFE.

Under the Foreign Exchange Administration Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, approval of the documents by the SAFE.

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to engage in the foreign exchange business to obtain foreign exchange for their needs.

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

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands and hold our equity interests in AmazGame, Gamespace and Beijing Baina Technology, our principal PRC subsidiaries, indirectly through Changyou HK. A significant portion of our business operations are conducted by these PRC subsidiaries through our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the China-HK Tax Arrangement, such dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and owns at least 25% of equity interests in the PRC company distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. On October 27, 2009, the SAT issued Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits, will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. If any of our Hong Kong subsidiaries is, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to withholding tax at the usual CIT Law rate of 10%.

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

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or Class A ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold the ADSs or Class A ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of U.S. federal gift or estate tax, the state, local or foreign tax or the Medicare tax consequences of an investment in our ADSs. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not describe the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks or certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, hedging, conversion transaction or other integrated investment;

•	regulated investments companies;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote; or

•	partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or Class A ordinary shares through partnerships or other pass-through entities.

U.S. holders are urged to consult their own tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of our ADSs or Class A ordinary shares.

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

For U.S. federal income tax purposes, the tax treatment of a partner in a partnership or other entity taxable as a partnership that holds ADSs or Class A ordinary shares depends on the partner’s status and the activities of the partnership. U.S. holders who hold their ADSs or Class A ordinary shares through a partnership, limited liability company, or other entity taxable as a partnership should consult their tax advisers regarding their tax treatment.

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

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2016 taxable year ended November 30, 2016. Our expectation is based on our operations and the composition of our earnings and assets for the 2016 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, this could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and Corporate Governance—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, such U.S. holder will be subject to special tax rules with respect to any “excess distribution” that such U.S. holder receives and any gain that such U.S. holder realizes from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless the holder makes a “mark-to-market” election as discussed below. For purpose of these special rules, if we are a PFIC for any year during which a U.S. holder holds ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds ADSs or Class A ordinary shares, even if we are no longer classified as a PFIC in subsequent years. Under certain attribution rules, if we are a PFIC, a U.S. holder will be deemed to own such U.S. holder’s proportionate share of any subsidiaries or other entities that are PFICs in which we hold (directly or indirectly through other PFICs) an equity interest (“subsidiary PFICs”), and will generally be treated for purposes of the PFIC rules as if such U.S. holder directly held the shares of such subsidiary PFICs.

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

U.S. holders and prospective holders of our ADSs are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in ADSs or Class A ordinary shares.

Taxation of Dividends and Other Distributions on ADSs or Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of our distributions to a U.S. holder with respect to ADSs or Class A ordinary shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the Class A ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A ordinary shares) and thereafter as capital gain. U.S. holders should note that we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. holder should expect that a distribution generally will be reported as a dividend even if that distribution should be treated as a non-taxable return of capital or as capital gain under the rules described above. Further, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. holders, including individual U.S. holders, dividends may be taxed at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a PFIC with respect to the U.S. holder (as discussed above) for our taxable year in which the dividend was paid and we were not a PFIC in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our Class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs currently are) on the Nasdaq Global Select Market. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our Class A ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

Taxation of Disposition of Shares

Subject to the PFIC rules discussed above, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and the U.S. holder’s adjusted tax basis in the ADS or Class A ordinary share. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADS or Class A ordinary share for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as United States source income (or loss, in the case of losses, subject to certain limitations) for foreign tax credit limitation purposes.

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

Available Additional Information

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC.

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

As permitted under Nasdaq Listing Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our Web site at http://www.changyou.com. We will not furnish hard copies of such reports to holders of our ADSs unless we are requested to do so in writing by a holder. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting holder free of charge.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2016 were $525.4 million and our total assets as of December 31, 2016 were $1.71 billion, representing revenues of RMB 4.95 billion and total assets of RMB11.6 billion at the noon buying rate of RMB 6.9370 to $1.00 on December 31, 2016. If the value of the RMB were to depreciate by approximately 10% to RMB 7.6307 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $477.6 million and $1.55 billion, respectively. See “Risk Factors—Risks Related to Doing Business in China—We have suffered currency exchange losses, and we may continue to suffer currency exchange losses if the RMB continues to depreciate relative to the U.S. dollar, and fluctuations in the value of the RMB may have an adverse effect on our shareholders’ investment.” in Item 3.

The RMB is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment. In addition, commencing on July 21, 2005, China reformed its exchange rate regime by changing to a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Under the managed floating exchange rate regime, the RMB is no longer pegged to the U.S. dollar. The exchange rate of the RMB against the U.S. dollar was adjusted to RMB 8.11 per U.S. dollar as of July 22, 2005, representing an appreciation of about 2%. The People’s Bank of China will announce the closing prices of foreign currencies such as the U.S. dollar traded against the RMB in the inter-bank foreign exchange market after the closing of the market on each business day, and will make such prices the central parity for trading against the RMB on the following business day. Over the years, the People’s Bank of China has been gradually expanding the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. To date, we have entered into foreign exchange forward contracts with banks in an aggregate nominal amount of $100 million, in an effort to reduce our exposure to foreign currency exchange risk. However, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2016, which consisted of cash and cash equivalents, accounts receivable, short term investments, prepaid and other current assets, assets held for sale, other current liabilities, liabilities held for sale, long-term tax payables and other long-term liabilities. The book value of those financial instruments approximated their fair value.

	Denominated in
	US$	RMB	Others	Total
	(in thousands)
Cash and cash equivalents	$514,071	$77,192	$5,925	$597,188
Accounts receivable, net	4,336	41,889	925	47,150
Short-term investments	—	233,491	—	233,491
Prepaid and other current assets	732	483,218	1,045	484,995
Assets held for sale	—	103,079	—	103,079
Other current liabilities	383,140	129,204	252	512,596
Liabilities held for sale	—	3,902	—	3,902
Long-term tax payable	—	13,295	—	13,295
Other long-term liabilities	—	744	—	744

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 1.4% and 2.0% in 2016, 2015 and 2014, respectively. If inflation rises, it may materially and adversely affect our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement and the types of services and the amount of the fees or charges paid therefore:

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

Pursuant to an agreement dated April 1, 2009, as amended in June 4, 2010, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May of each of 2014, 2015 and 2016 for our expenses, including investor relations expenses, legal fees, accounting fees, Nasdaq listing application and listing fees and related expenses, of $nil, $nil and $nil, respectively, which figures are net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

As of December 31, 2016, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our principal executive officer and principal financial officer performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Our principal executive officer and principal financial officer also concluded that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2016.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

Our Board of Directors adopted a code of ethics and conduct that is applicable to all of our directors, officers and employees. A copy of our code of ethics and conduct was filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-158061) originally filed with the SEC on March 17, 2009, and is also posted on our Website at http://www.changyou.com under the heading “Investor Relations—Corporate Governance.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated below.

	For the year ended December 31,
	2015	2016
	US$	US$
	(in thousands)
Audit fees(1)	$1,799	$1,520
Tax fees(2)	1,415	856
Audit related fees(3)	61	57
All other fees	2	2

Total	$3,277	$2,435

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.

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

On July 29, 2013, we announced that our Board of Directors had authorized a share repurchase program of up to US$100 million of our outstanding American depositary shares, or ADSs, over a two-year period from July 27, 2013 to July 26, 2015. The ADSs could be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management determined the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of our ADSs and other factors. The purchase program may be suspended or discontinued at any time. As of July 26, 2015, we had repurchased an aggregate of 1,364,846 ADSs, representing 2,729,692 Class A ordinary shares, for an aggregate purchase price of $35 million (equivalent to an average price of $25.90 per ADS, or $12.95 per Class A ordinary share) under the share repurchase program.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Changyou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1(1)	Registrant’s Specimen American Depositary Receipt

2.2(1)	Registrant’s Specimen Certificate for Class A ordinary shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares

4.1(1)	2008 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement with the Registrant’s directors

4.3(1)	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease

4.4(1)	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease

4.5(1)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited

4.6(1)	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB †

4.7(2)	English Translation of Project Cooperation Agreement, dated August 23, 2010, between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.8(2)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, between Changyou and Sohu

4.9(2)	English translation of Services and Maintenance Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

4.10(2)	English translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

4.11(3)	Master Transaction Agreement, dated as of November 29, 2011, between, on the one hand, Sohu.com Inc., Sohu.com Limited, Beijing Sohu Internet Information Service Co., Ltd., Beijing Sohu New Era Information Technology Co., Ltd., and Beijing Sohu New Media Information Technology Co., Ltd., and, on the other hand, Changyou.com Limited, Changyou.com HK Limited, and Beijing Changyou Gamespace Software Technology Co., Ltd., Beijing Guanyou Gamespace Digital Technology Co., Ltd.

4.12(3)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, by and between Sohu.com Inc. and Changyou.com Limited

4.13(3)	Services Agreement, dated as of November 29, 2011, by and between Beijing Changyou Gamespace Software Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd.

4.14(3)	English Translation of Form of Beijing Commercial Property Advance Sale Contract between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.15(4)	Loan Facility Letter, dated August 13, 2013, among Hang Seng Bank Limited,Changyou.com HK Limited and Changyou.com Limited

4.16(4)	Loan Facility Letter, dated July 26, 2013, between the Bank of East Asia, Limited and Changyou.com Limited

4.17(4)	Loan Facility Letter, dated May 8, 2013, among Hang Seng Bank Limited , Changyou.com HK Limited and Changyou.com Limited

4.18(5)	Form of Executive Employment Agreement, effective as of January 1, 2015 with Executive Officers

4.19(5)	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement, effective as of January 1, 2015 with Executive Officers.

4.20(5)	Termination Agreement dated as of January 15, 2015 between Changyou.com Limited and Tao Wang †

Exhibit Number	Description of Document

4.21(5)	Changyou.com Limited 2014 Share Incentive Plan

4.22(6)	English translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century

4.23(6)	English translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century

4.24(6)	English translation of Equity Pledge Agreements, dated April 15, 2015, among AmazGame, Gamease and High Century

4.25(6)	English translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century

4.26(6)	English translation of Power of Attorney, dated April 15, 2015, executed by High Century in favor of AmazGame

4.27(6)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star

4.28(6)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star

4.29(6)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.30(6)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.31(6)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.32(6)	English translation of Equity Pledge Agreement, dated September 30, 2015, among Beijing Baina Technology, Changyou Star and Yongzhi Yang

4.33(6)	English translation of Exclusive Call Option Agreement, dated September 30, 2015, among Beijing Baina Technology, Changyou Star, Wuhan Baina Information and Yongzhi Yang

4.34(6)	English translation of Exclusive Services Agreement, dated September 30, 2015, between Beijing Baina Technology and Wuhan Baina Information

4.35(6)	English translation of Business Operation Agreement, dated September 30, 2015, among Beijing Baina Technology, Wuhan Baina Information, Changyou Star and Yongzhi Yang

4.36(6)	English translation of Power of Attorney, dated September 30, 2015, executed by the shareholders of Wuhan Baina Information in favor of Beijing Baina Technology

4.37(6)	English translation of Equity Purchase Agreement, dated April 16, 2015, among Meng Shuqi, Gamease, Shenzhen 7Road and Shanghai Yong Chong.

4.38*	English Translation of Loan Agreement, dated as of October 24, 2016, between AmazGame and Sohu Media.

4.39*	Share Pledge Agreement, dated as of October 24, 2016, between the Company and Sohu Game.

4.40*	Letter Agreement, dated June 27, 2016, between the Company and Carol Yu

8.1*	Subsidiaries of the Registrant

11.1(1)	Code of Ethics and Conduct for Directors, Officers and Employees

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

Exhibit Number	Description of Document

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009.
(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011.
(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012.
(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2014.
(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 2, 2015.
(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2016
†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.
*	Filed or furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU.COM LIMITED

By	/s/ DEWEN CHEN
Name:	Dewen Chen
Title:	Chief Executive Officer

By	/s/ JASMINE ZHOU
Name:	Jasmine Zhou
Title:	Chief Financial Officer

Date: February 27, 2017

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.com Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Changyou.com Limited and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it classifies deferred income taxes in 2016.

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

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

February 27, 2017

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 and 2016

(In thousands, except par value)

		As of December 31,
	Notes	2015	2016
		US$	US$
Assets
Current assets:
Cash and cash equivalents		569,917	597,188
Short-term investments	4(f)	174,515	233,491
Accounts receivable, net	8	67,959	47,150
Prepaid and other current assets (including $174,574 and $419,507, respectively, of matching loans to related parties and loan between Changyou and Sohu)	9	227,719	484,995
Restricted time deposits	7	227,285	—
Assets held for sale	10	—	103,079

Total current assets		1,267,395	1,465,903

Non-current assets:
Fixed assets, net	11	214,306	189,770
Intangible assets, net	12	25,139	12,335
Long-term investments, net	13	4,630	3,493
Goodwill	14	111,082	26,502
Restricted time deposits	7	127,454	—
Other assets, net	15	29,500	10,034

Total assets		1,779,506	1,708,037
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $8,414 and $7,799, respectively)		25,484	23,869
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $36,463 and $30,785, respectively)	17	42,166	43,541
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $880 and $126, respectively)		37,347	29,765
Accrued liabilities to suppliers (including accrued liabilities to suppliers of consolidated VIEs without recourse to the Company of $3,993 and $3,802, respectively)		14,930	19,503
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $13,700 and $903, respectively)		27,423	8,381
Short-term bank loans	7	344,500	—
Other short-term liabilities (including $184,239 and $378,678, respectively, of matching loans from related parties and $6,506 and $3,633, respectively, of other short-term liabilities of consolidated VIEs without recourse to the Company)	18	198,165	387,537
Liabilities held for sale (including liabilities held for sale of consolidated VIEs without recourse to the Company of $nil and $3,232, respectively)	10	—	3,902

Total current liabilities		690,015	516,498

Long-term liabilities:
Long-term accounts payable		1,004	—
Long-term deferred tax liabilities (including long-term deferred tax liabilities of consolidated VIEs without recourse to the Company of $1,540 and $ nil, respectively)		28,500	29,336
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of $nil and $13,295, respectively)		738	14,039

Total liabilities		720,257	559,873
Commitments and contingencies	28
Shareholders’ equity:
Class A ordinary shares (par value $0.01, 200,000 authorized; 34,089 and 34,501, respectively, issued and outstanding as of December 31, 2015 and 2016)		368	372
Class B ordinary shares (par value $0.01, 97,740 authorized; 70,250 and 70,250, respectively, issued and outstanding as of December 31, 2015 and 2016)		703	703
Additional paid-in capital		111,719	121,381
Treasury shares (2,730 and 2,730 shares, respectively, as of December 31, 2015 and 2016)	26	(35,323)	(35,323)
Statutory reserves	23	6,746	7,061
Retained earnings		951,367	1,095,999
Accumulated other comprehensive loss		(6,101)	(72,426)

Total Changyou.com Limited shareholders’ equity		1,029,479	1,117,767
Non-controlling interest		29,770	30,397

Total shareholders’ equity		1,059,249	1,148,164

Total liabilities and shareholders’ equity		1,779,506	1,708,037

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

(In thousands, except per share and per ADS data)

		For the Year Ended December 31
	Note	2014	2015	2016
		US$	US$	US$
Revenues:
Online game		652,008	636,846	395,708
Online advertising		58,963	57,832	39,409
Cinema advertising		21,938	42,573	68,542
IVAS		22,357	24,385	21,726

Total revenues		755,266	761,636	525,385
Cost of revenues:
Online game		142,549	156,318	96,171
Online advertising		14,838	11,565	10,104
Cinema advertising		21,490	29,231	45,959
IVAS		22,985	19,647	13,576

Total cost of revenues		201,862	216,761	165,810

Gross profit		553,404	544,875	359,575
Operating expenses:
Product development		194,113	170,605	121,619
Sales and marketing (including transactions with related parties of $10,401, $2,651 and $1,039, respectively)		241,307	92,355	56,543
General and administrative		107,451	80,269	50,560
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business		52,282	40,324	—

Total operating expenses		595,153	383,553	228,722

Operating profit/(loss)		(41,749)	161,322	130,853
Interest income (including transactions with related parties of $nil, $5,360 and $11,250, respectively)		26,091	23,777	21,490
Foreign currency exchange gain/(loss)		(668)	2,954	5,108
Interest expense (including transactions with related parties of $nil, $1,340 and $3,727, respectively)		(6,452)	(8,333)	(4,321)
Other income, net		4,112	64,962	15,523

Income/(Loss) before income tax expense		(18,666)	244,682	168,653
Income tax expense	20	2,493	54,055	21,583

Net income/(loss)		(21,159)	190,627	147,070
Less: Net gain/(loss) attributable to non-controlling interest shareholders		(17,778)	(22,157)	2,123

Net income/(loss) attributable to Changyou.com Limited		(3,381)	212,784	144,947

Net income/(loss)		(21,159)	190,627	147,070
Change in foreign currency translation adjustment (net of tax of nil, nil, and nil, respectively)		(2,949)	(74,904)	(66,321)
Available-for-sale securities:
Change in unrealized gain/(loss) (net of tax of nil, nil, and nil respectively)		18	(1,454)	—
Less: reclassification adjustment for net loss included in net income (net of tax of nil, nil, and nil, respectively)		—	1,436	—
Net change in unrealized gain/(loss) on available-for-sale securities, net of tax		18	(18)	—
Total Other comprehensive income		(2,931)	(74,922)	(66,321)

Comprehensive income/(loss)		(24,090)	115,705	80,749
Comprehensive income/(loss) attributable to non-controlling interest shareholders		(17,778)	(22,176)	2,127

Comprehensive income/(loss) attributable to Changyou.com Limited		(6,312)	137,881	78,622

Basic net income/(loss) per share	24	(0.03)	2.03	1.39
Diluted net income/(loss) per share	24	(0.03)	2.01	1.36
Basic net income/(loss) per ADS		(0.06)	4.06	2.78
Diluted net income/(loss) per ADS		(0.06)	4.02	2.72
Weighted average number of ordinary shares outstanding, basic		105,722	104,924	104,560
Weighted average number of ordinary shares outstanding, diluted		105,722	105,762	106,278
Weighted average number of ADS outstanding, basic		52,861	52,462	52,280
Weighted average number of ADS outstanding, diluted		52,861	52,881	53,139
Total share-based compensation cost included in:
Cost of revenues		152	35	31
Product development		1,069	5,475	2,881
Sales and marketing		105	1,017	572
General and administrative		2,788	8,497	4,918

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

(In thousands)

	Ordinary shares						Accumulated other comprehensive income/(loss)
	Number of shares	Amount	Additional paid-in capital	Treasury shares	Statutory reserves	Retained earnings		Non- controlling interest	Total shareholders’ equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2013	106,855	1,069	92,066	(17,240)	9,367	739,343	71,733	17,178	913,516

Issuance of ordinary shares upon vesting and settlement of restricted share units	70	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	3,912	—	—	—	—	138	4,050
Share-based compensation allocated from Sohu	—	—	27	—	—	—	—	—	27
Foreign currency translation adjustment	—	—	—	—	—	—	(2,949)	—	(2,949)
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	—	18	—	18
Net loss attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	(3,381)	—	(17,778)	(21,159)
Acquisition of MoboTap	—	—	—	—	—	—	—	53,424	53,424
Disposal of a subsidiary	—	—	—	—	—	—	—	(652)	(652)
Repurchase of common stock	—	—	—	(3,577)	—	—	—	—	(3,577)

Balance as of December 31, 2014	106,925	1,070	96,004	(20,817)	9,367	735,962	68,802	52,310	942,698

Issuance of ordinary shares upon vesting and settlement of restricted share units	144	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	15,044	—	—	—	—	30	15,074
Foreign currency translation adjustment	—	—	—	—	—	—	(74,885)	(19)	(74,904)
Disposal of available-for-sale securities, net	—	—	—	—	—	—	(18)	—	(18)
Net loss attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	212,784	—	(22,157)	190,627
Changes in statutory reserve	—	—	—	—	(2,621)	2,621	—	—	—
Non-controlling interest recognized in domestic companies	—	—	—	—	—	—	—	278	278
Repurchase of common stock	—	—	—	(14,506)	—	—	—	—	(14,506)
Change in majority interest in RaidCall	—	—	672	—	—	—	—	(672)	—

Balance as of December 31, 2015	107,069	1,071	111,719	(35,323)	6,746	951,367	(6,101)	29,770	1,059,249

Issuance of ordinary shares upon vesting and settlement of restricted share units and share options	412	4	(2)	—	—	—	—	—	2
Share-based compensation	—	—	8,331	—	—	—	—	71	8,402
Foreign currency translation adjustment	—	—	—	—	—	—	(66,325)	4	(66,321)
Net income attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	144,947	—	2,123	147,070
Changes in statutory reserve	—	—	—	—	315	(315)	—	—	—
Contribution from non-controlling interest shareholder	—	—	1,333	—	—	—	—	(1,333)	—
Disposal of non-controlling interest	—	—	—	—	—	—	—	(238)	(238)

Balance as of December 31, 2016	107,481	1,075	121,381	(35,323)	7,061	1,095,999	(72,426)	30,397	1,148,164

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands)

	For the Year Ended December 31,
	2014	2015	2016
	US$	US$	US$
Cash flows from operating activities:
Net income/ (loss)	(21,159)	190,627	147,070
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Bad debt provision	89	582	1,615
Depreciation	23,745	16,374	13,643
Amortization of intangible assets and other assets	41,423	24,739	12,377
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	52,282	40,324	—
Impairment loss of other assets	1,687	15,600	4,391
Share-based compensation allocated from Sohu.com Inc.	27	—	—
Share-based compensation expense	4,087	15,024	8,402
Loss from equity investments	232	724	1,079
Disposal loss of fixed assets and intangible assets	1,560	805	156
Deferred tax expense/(credits)	(20,965)	8,009	11,403
Change in contingent consideration	1,441	114	—
Change in fair value of financial instruments	(1,611)	(1,331)	(12,290)
Disposal of subsidiaries and long-term investment	—	(53,744)	(149)
Others	(652)	—	—
Changes in current assets and liabilities, net of acquisition:
Accounts receivable, net	(41,133)	4,295	14,840
Prepaid and other assets(including changes in interest receivables from related parties of $nil, $5,360 and $(4,247), respectively)	28,721	(12,743)	1,756
Accounts payable	(2,954)	(16,280)	2,489
Receipts in advance and deferred revenue	(4,584)	2,065	4,449
Accrued salary and benefits	6,049	(16,460)	(4,985)
Accrued liabilities to suppliers	(6,294)	951	7,211
Tax payables	(12,753)	4,464	(4,630)
Other short-term liabilities(including changes in interest payables to related parties of $nil, $1,340 and $(772), respectively)	1,078	(10,795)	(3,165)

Net cash provided by operating activities	50,316	213,344	205,662

Cash flows from investing activities:
Purchase of fixed assets	(24,241)	(12,443)	(4,032)
Purchase of intangible assets and other assets	(35,118)	(23,167)	(9,003)
Release of restricted time deposits	5,763	40,310	225,493
Cash paid for business acquisition, net of cash acquired	(86,539)	—	—
Investment in equity investees and debt securities	(4,918)	(4,136)	—
Purchase of financial instruments	(209,508)	(646,323)	(316,081)
Proceeds from financial instruments	23,000	642,473	364,121
Matching loans to related parties	—	(176,639)	(210,797)
Proceeds from matching loans	—	—	12,064
Loans to Sohu (Note 27)	—	—	(72,077)
Funds to 7Road	—	(20,033)	—
Return of funds from 7Road	—	9,415	5,061
Consideration received from sale of 7Road business and subsidiaries, net of cash (Note 2)	—	184,345	—
Other investing activities	1,059	2,263	566

Net cash used in investing activities	(330,502)	(3,935)	(4,685)

Cash flows from financing activities:
Loan proceeds from banks	370,000	—	—
Matching loans from related parties	—	182,900	209,941
Repayment of matching loans	—	—	(12,900)
Repayments of loans to offshore banks	(410,194)	(25,500)	(344,500)
Payment of contingent consideration	(2,813)	—	—
Payment for repurchase of shares	(3,577)	(14,506)	—

Net cash provided by/(used in) financing activities	(46,584)	142,894	(147,459)

Effect of exchange rate changes on cash and cash equivalents	(920)	(3,180)	(14,563)

Reclassification of cash and cash equivalents to assets held for sale	—	—	(11,684)

Net increase/(decrease) in cash and cash equivalents	(327,690)	349,123	27,271
Cash and cash equivalents, beginning of year	548,484	220,794	569,917

Cash and cash equivalents, end of year	220,794	569,917	597,188

Supplemental disclosures of cash flow
Cash paid for income taxes	(11,982)	(40,241)	(12,348)
Cash paid for interest expense	(6,283)	(7,235)	(5,263)
Supplemental schedule of non-cash investing activity
Changes in government grant in prepaid and other current assets	1,425	—	—
Changes in account payable, accrued expenses and other liabilities related to fixed assets and intangible assets additions	(5,821)	(11,277)	(2,909)

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (including subsidiaries of variable interest entities, “VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2016 are described below:

Name of entity	Place and date of incorporation or acquisition	Effective interest held

Subsidiaries:
Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, incorporated on August 13, 2007	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, incorporated on September 26, 2007	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, incorporated on October 29, 2009	100%
Beijing Yang Fan Jing He Information Consulting Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, incorporated on April 22, 2010	100%
Ice Information Technology (Shanghai) Co., Ltd. (“ICE information”)	Shanghai, China, acquired on May 28, 2010	100%
Shanghai Jing Mao Culture Communication Co., Ltd	Shanghai, China, acquired on January 25, 2011	100%
Beijing Changyou Jingmao Film & Culture Communication Co., Ltd.	Beijing, China, acquired on January 25, 2011	100%
Shenzhen Brilliant Imagination Technologies Co., Ltd. (“Brilliant Imagination”)	Shenzhen, China, incorporated on April 18, 2014	100%
Changyou.com Webgames (HK) Limited (“Changyou HK Webgames”)	Hong Kong, China, incorporated on September 21, 2011	100%
7Road.com Limited (“7Road”)	Cayman Islands, incorporated on June 15, 2011	100%
7Road.com HK Limited	Hong Kong, China, incorporated on July 6, 2011	100%
Glory Loop Limited	British Virgin Islands, incorporated on June 23, 2014	100%
MoboTap Inc. (“MoboTap”)	Cayman Islands, acquired on July 31, 2014	51%
MoboTap Inc. Limited	Hong Kong, China, acquired on July 31, 2014	51%
Baina Zhiyuan (Beijing) Technology Co., Ltd. (“Beijing Baina Technology”)	Beijing, China, acquired on July 31, 2014	51%

VIEs:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, incorporated on August 23, 2007	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”), a wholly-owned subsidiary of Gamease	Shanghai, China, acquired on May 28, 2010	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Beijing, China, incorporated on August 5, 2010	100%
Baina (Wuhan) Information Technology Co., Ltd. (“Wuhan Baina Information”)	Wuhan, China, acquired on July 31, 2014	51%

The Group’s primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. The online game business is the Group’s core business.

The Company is a leading online game developer and operator in China as measured by the popularity of the PC game TLBB and the mobile game TLBB 3D. The Group engages in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used; and mobile games, which are played on mobile devices and require an Internet connection.

The Group’s platform channel business mainly consists of the operation of the 17173.com Website, one of the leading information portals in China, which provides news, electronic forums, online videos and other information services on online games to game players.

The Group’s cinema advertising business consists primarily of the acquisition, from operators of movie theaters, and the sale, to advertisers, of pre-film advertising slots, which are advertisements shown before the screening of a movie in a cinema theater.

2. REORGANIZATION AND ACQUISITIONS

a. Reorganization

In August 2007, Sohu.com Inc. (“Sohu.com”), which is the Company’s ultimate parent company, undertook a restructuring and reorganization (the “Reorganization”). Sohu.com and its subsidiaries and VIEs, excluding the Company and its subsidiaries and VIEs, are collectively referred to as “Sohu”. Sohu.com and its subsidiaries and VIEs, including the Company and its subsidiaries and VIEs, are collectively referred to as the “Sohu Group”. The Reorganization was effected in connection with a contemplated initial public offering by the Company on the Nasdaq Global Select Market.

Prior to the establishment of the Group, the operation and licensing of PC games were carried out by various companies owned or controlled by Sohu.com (the “Predecessor Operations”). In connection with the Reorganization, the Predecessor Operations, which include all operating assets and liabilities relating to the operation of massively multi-player online role-playing games (“MMORPGs”), were transferred to the Group with legal effect as of December 1, 2007.

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

b. Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) of up to $100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015. As of July 26, 2015, Changyou had repurchased 1,364,846 Changyou ADSs, representing 2,729,692 Class A ordinary shares, at an average price of $25.9 per ADS, or $12.95 per Class A ordinary share, for aggregate consideration of $35 million, which were recorded in treasury shares in shareholder’s equity.

c. 7Road Transaction

On May 11, 2011, the Group, through its VIE Gamease, acquired 68.258% of the equity interests of Shenzhen 7Road Technology Co., Ltd., or Shenzhen 7Road, and began to consolidate Shenzhen 7Road’s financial statements on June 1, 2011. Effective June 26, 2012, Shenzhen 7Road was reorganized into a Cayman Islands holding company structure (the “7Road Reorganization”), where Changyou held a direct ownership interest in 7Road through the Group’s subsidiary Changyou HK Webgames and Shenzhen 7Road became a VIE of 7Road. As the 7Road Reorganization did not result in any change in the ultimate beneficial ownership of Shenzhen 7Road’s business, assets and results of operations, the Group’s management believes that the reorganization should be viewed as a non-substantive transaction and treated as if it had been effective upon the Group’s acquisition of 68.258% of the equity interests in Shenzhen 7Road.

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

On August 17, 2015, (i) Changyou’s VIE Gamease completed the sale to Shanghai Yong Chong Investment Center LP, a People’s Republic of China (“PRC”) limited partnership, of all of the equity interests in Shenzhen 7Road, a PRC company primarily engaged in the Web game business, and (ii) Changyou’s wholly-owned subsidiary Changyou HK completed the sale to Supermax Holdings Group Limited, a British Virgin Islands company, of all of the equity capital of Changyou My Sdn. Bhd, a Malaysia company, and Changyou.com (UK) Company Limited, a United Kingdom company, which are engaged in the online game business in Malaysia and the United Kingdom, respectively. The aggregate consideration for these transactions was $205.0 million in cash. In connection with these transactions, a disposal gain of $55.1 million was recorded in “other income, net” in the Group’s consolidated statements of comprehensive income for the year ended December 31, 2015.

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

In September 2015, Changyou’s VIE Guanyou Gamespace entered into an agreement to sell all of the equity interests of Doyo to a PRC company owned by the former members of the management of Doyo. The aggregate consideration contemplated by the agreement included cash consideration of approximately $2.9 million, and forgiveness, effective upon the completion of the sale, of contingent consideration payable to former members of the management of Doyo in the amount of $6.0 million. Changyou’s management treated the fact that the total consideration for the sale of Doyo pursuant to the agreement was lower than the carrying value of Doyo’s net assets as an indicator that the goodwill associated with Doyo might be impaired. Accordingly, in September 2015 management performed a goodwill impairment test and recognized goodwill impairment in the amount of $1.9 million and there was no further gain or loss recognized in “other income, net” in the Group’s consolidated statements of comprehensive income for the year ended December 31, 2015. The transaction was completed on October 27, 2015.

e. Acquisition of RaidCall

On November 19, 2013, the Company entered into an investment agreement with Beijing Kunlun Tech Co., Ltd. and certain of its affiliates (collectively, the “Kalends Group”), pursuant to which TalkTalk Limited (“TalkTalk”) was incorporated in the British Virgin Islands and initially wholly-owned by the Kalends Group, RaidCall (HK) Limited (“RaidCall HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of TalkTalk, and Beijing Changyou RaidCall Internet Technology Co., Ltd. (“Changyou RaidCall”) was incorporated in the PRC as a wholly-owned subsidiary of RaidCall HK. The Kalends Group then transferred to RaidCall HK and Changyou RaidCall all of the assets associated with a free social communication software platform designed for online gaming and music-related value-added services that the Kalends Group operated through a series of Websites (“RaidCall”). On December 24, 2013, pursuant to the investment agreement, the Company acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, $27.6 million was paid to purchase from the Kalends Group a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly-issued ordinary shares of TalkTalk. Also effective upon the closing of the transaction, 15% of the equity interests of TalkTalk on a fully-diluted basis were reserved for grants of equity incentive awards to key employees associated with RaidCall, and the Kalends Group continued to hold the remaining 22.5% of the equity interests on a fully-diluted basis.

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

On July 31, 2014, pursuant to the investment agreement, Changyou, MoboTap and the non-controlling shareholders of MoboTap entered into a shareholder agreement pursuant to which Changyou has the right to designate three of the five directors of MoboTap, including the chairman of the board; Changyou’s approval is required for any proposed transfers of equity interests in MoboTap held by the non-controlling shareholders; and Changyou is entitled to customary pre-emptive rights with respect to any new issuance of equity interests in MoboTap. Changyou has the right to purchase up to 10% of the equity interests in MoboTap from non-controlling shareholders, at a price of 20% below the initial public offering (“IPO”) price, before a qualified IPO of MoboTap.

In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap held by the Company. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of the disposal. Accordingly, the assets and liabilities attributable to MoboTap are classified as assets and liabilities held for sale and measured at the lower of their carrying amounts or their fair value less cost to sell, in the Company’s consolidated balance sheet as of December 31, 2016. See Note 10—Assets and Liabilities Held for Sale.

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

Basic Information

PRC law and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its online game business and its platform channel business primarily through its principal VIEs. Gamease is 100% owned directly by Beijing Century High Tech Investment Co., Ltd. (“High Century”), which is a PRC company and a VIE of Sohu.com. that is held 80% by Charles Zhang, Changyou’ Chairman of the Board, and 20% by Wei Li, an employee of Sohu. Guanyou Gamespace is 100% owned directly by Beijing Changyou Star Digital Technology Co., Ltd., (“Changyou Star”), which is a PRC company owned 50% by Dewen Chen, Changyou’s Chief Executive Officer, and 50% by Jie Liu, a Changyou employee. Shanghai ICE is owned 100% by Changyou’s VIE Gamease.

On July 31, 2014, the Group purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis. See “Note 2.f—Acquisition of MoboTap”. MoboTap’s VIE Wuhan Baina Information is held 60% and 40%, respectively, by the Group’s VIE Gamease and Yongzhi Yang, the chief executive officer of MoboTap. In October 2015, Gamease transferred its 60% equity interest in Wuhan Baina Information to Changyou Star. As a result of the transfer, Changyou Star holds a 60% interest in Wuhan Baina Information, and Yongzhi Yang holds a 40% interest in Wuhan Baina Information.

The loans to the shareholders of Gamease and Guanyou Gamespace and Wuhan Baina Information and the registered capital of these VIEs are eliminated for accounting purposes during consolidation.

Under contractual agreements with the Company, shareholders of Gamease, Guanyou Gamespace, and Wuhan Baina Information are required to transfer their ownership in Gamease, Guanyou Gamespace and Wuhan Baina Information to the Company, if permitted by PRC law and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease, Guanyou Gamespace and Wuhan Baina Information are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace and Wuhan Baina Information. High Century, Changyou Star have pledged their shares in Gamease, Guanyou Gamespace as collateral for the loans. The aggregate amount of these loans as of December 31, 2016 was $3.1 million.

Effective upon the completion of the 7Road Reorganization, Shenzhen 7Road became a VIE of 7Road, of which approximately 71.926% was owned by Changyou through Changyou HK Webgames. Shenzhen 7Road was directly owned by Changyou’s VIE Gamease, which held 68.258%, and by the other shareholders of Shenzhen 7Road, who held 31.742%. On June 5, 2013, Changyou, through Changyou HK Webgames, acquired all of the ordinary shares of 7Road held by the non-controlling shareholders of 7Road and, through Gamease, acquired all of the equity interests in Shenzhen 7Road held by shareholders other than Gamease. See “Note 2.c — 7Road Transactions.” Before the sale of the 7Road business on August 17, 2015, the Company was the primary beneficiary of Shenzhen 7Road as a result of contractual arrangements among Shenzhen 7Road, the Company’s subsidiary Shenzhen 7Road Network Technologies Co., Ltd. (“7Road Technology”) and Gamease.

The Group follows the relevant guidance on accounting for VIEs, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the contractual relationships between the Company, AmazGame and Gamease, the contractual relationship between the Company, Gamespace and Guanyou Gamespace; the contractual relationship between the Company, Beijing Baina Technology” and Wuhan Baina Information; and the contractual relationship between the Company, 7Road Technology and Shenzhen 7Road before the sale of the 7Road business on August 17, 2015, and the economic benefit flows of these contractual arrangements. In connection with such evaluation, management also took into account the facts that, as a result of these contractual arrangements, AmazGame and Gamespace and Beijing Baina Technology control 100% of the shareholders’ voting interests in Gamease, Guanyou Gamespace and Wuhan Baina Information; that before the sale of the 7Road business on August 17, 2015, 7Road Technology controlled 100% of the shareholders’ voting interests in Shenzhen 7Road; and that Gamease holds and controls 100% of the equity and voting interests in Shanghai ICE. The Group concluded that Gamease, Guanyou Gamespace Shanghai ICE and Wuhan Baina Information are VIEs of the Company and that the Company is the primary beneficiary of each of them and that Shenzhen 7Road was a VIE of the Company and that the Company was the primary beneficiary of Shenzhen 7Road before the sale of 7Road business on August 17, 2015. As a result, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s and Wuhan Baina Information’s results of operations, assets and liabilities, and Shenzhen 7Road’s results of operations, assets and liabilities until August 17, 2015, have been included in the Group’s consolidated financial statements.

Financial Information

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, (in thousands)
	2015	2016
ASSETS:
Cash and cash equivalents	$10,318	$1,166
Accounts receivable, net	49,272	19,874
Prepaid expense	4,202	1,427
Other receivable	31,328	16,158
Due from affiliates	192,204	240,859
Due from Sohu	242	—
Other current assets	—	1,797
Assets held for sale	—	12,551

Total current assets	287,566	293,832

Goodwill	10,257	10,257
Deferred tax assets and provision	11,665	3,603
Other non-current assets	6,879	4,272

Total assets	$316,367	$311,964

LIABILITIES:
Accounts payable	$8,414	$7,799
Accrued and other short-term liabilities	11,379	7,561
Due to affiliates	83,602	50,330
Due to Sohu	—	28
Receipts in advance and deferred revenue	36,463	30,785
Tax payable	13,700	903
Liabilities held for sale	—	3,232

Total current liabilities	153,558	100,638

Other long-term liabilities	1,540	14,736

Total liabilities	$155,098	$115,374

	For the Year ended December 31, (in thousands)
	2014	2015	2016
Net revenue	$726,668	$742,547	$426,329
Net income/(loss)	(108,889)	2,499	48,496

	For the Year ended December 31, (in thousands)
	2014	2015	2016
Net cash provided by/(used in) operating activities	$2,296	$(74,415)	$(3,161)
Net cash provided by/(used in) investing activities	(94,257)	71,687	2,319
Net cash used in financing activities	(793)	—	—

Under contractual arrangements with the Company’s VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2016, the registered capital and PRC statutory reserves of the Company’s VIEs totaled $10.5 million. As the Company’s consolidated VIEs are incorporated as limited liability companies under PRC law, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of such VIEs.

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

Summary of significant agreements currently in effect

Agreements Between Principal VIEs and Nominee Shareholders

Loan agreements and equity pledge agreements between AmazGame and the sole shareholder of Gamease and between Gamespace and the sole shareholder of Guanyou Gamespace. The loan agreements provide for loans to the shareholders of Gamease and Guanyou Gamespace for the shareholders to make contributions to the registered capital of Gamease and Guanyou Gamespace in exchange for 100% of the equity interests in Gamease and Guanyou Gamespace. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame or Gamespace, as applicable, their equity interests in Gamease and Guanyou Gamespace. Under the equity pledge agreements, the respective shareholders of Gamease and Guanyou Gamespace pledge to AmazGame and Gamespace, their equity interests in Gamease and Guanyou Gamespace to secure the performance of their obligations under the loan agreements and Gamease’s and Guanyou Gamespace’s obligations to AmazGame and Gamespace under the various VIE-related agreements. If the shareholders breach their obligations under any VIE-related agreements (Gamease’s or Guanyou Gamespace’s breach of any of its obligations under the various applicable VIE-related agreements will be treated as its shareholder’s breach of its obligations), including the equity pledge agreements, AmazGame and Gamespace are entitled to exercise their rights as the beneficiaries under the applicable equity pledge agreements, including all rights the respective shareholders have as shareholders of Gamease or Guanyou Gamespace.

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

Share pledge agreement among Beijing Baina Technology, Wuhan Baina Information and the shareholders of Wuhan Baina Information, which are Changyou Star and Yongzhi Yang. Pursuant to this share pledge agreement, the shareholders pledged to Beijing Baina Technology their equity interests in Wuhan Baina Information to secure the performance of their obligations and Wuhan Baina Information’s obligations under the various VIE-related agreements. If the shareholders breach their obligations under any VIE-related agreements (Wuhan Baina Information’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their obligations), including the share pledge agreement, Beijing Baina Technology is entitled to exercise its rights as the beneficiary under the share pledge agreement, including all rights the shareholders as the shareholder of Wuhan Baina Information.

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

VIE-Related Risks

It is possible that the Group’s conduct of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIL”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIL introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIL includes control through contractual arrangements within the definition of “actual control.” If the Draft FIL is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIL includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIL does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIL if it becomes effective, that the Group’s conduct of certain of its operations and businesses through VIEs violates PRC law or regulations, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

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

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and consolidation

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and on a going concern basis.

The consolidated financial statements include the financial statements of the Company and its controlled operating entities, including the Group’s subsidiaries and VIEs. All inter-company balances and transactions within the Group have been eliminated on consolidation.

The Company has adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. The Company’s management made evaluations of the relationships between the Company and its VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Group controls the shareholders’ voting interests in the VIEs. As a result of such evaluation, management concluded that the Company is the primary beneficiary of its VIEs. As a result, the Company consolidates all of its VIEs in its consolidated financial statements. Please refer to Note 3 — “VARIABLE INTEREST ENTITIES” for more details.

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

The Company’s financial instruments consist primarily of cash equivalents, restricted time deposits, accounts receivable, short-term investments, prepaid and other current assets, assets and liabilities held for sale, investments in debt securities, other non-current assets, accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, bank loans and other short-term liabilities.

d. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits, as well as highly-liquid investments that have original maturities of three months or less.

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

g. Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company makes estimates of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if a customer of the Company is unable to make payments because the customer’s financial condition is deteriorating.

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

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of comprehensive income.

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

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities, which are included in long-term investments. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

k. Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs.

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the Group performs the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units were higher than their fair values, the Group performs the second step of the two-step quantitative goodwill impairment test.

If the Company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Group estimates the fair value using the income approach or the market approach. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

l. Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company tests impairment of long-lived assets and intangible assets at the assets group level when impairment indicators appear and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

m. Receipts in advance and deferred revenues

For the operation of PC games, proceeds received from sales of prepaid game cards are initially recorded as receipts in advance. For online advertising and cinema advertising services, cash payments that are received in advance of the delivery of services pursuant to applicable advertising contracts, are recorded as receipts in advance.

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

n. Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in the Company’s consolidated financial statements consist primarily of non-controlling interests for RaidCall and MoboTap.

o. Treasury shares

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

p. Functional currency and foreign currency translation

Functional currency

An entity’s functional currency is the currency of the primary economic environment in which it operates. Normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, including cash flows, sale prices, market prices, expenses, financing and inter-company transactions and arrangements. The functional currency of Changyou.com Limited is the U.S. dollar. The functional currency of our subsidiaries in the U.S., the Cayman Islands, the British Virgin Islands and Hong Kong is the U.S. dollar. The functional currencies of our subsidiaries and VIEs in other countries are the national currencies of those counties, rather than the U.S. dollar.

Foreign currency translation

Financial statements of entities with other than U.S. dollar functional currency are translated into the U.S. dollar reporting currency. Assets and liabilities are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the year, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translation of foreign currency to reporting currency are recorded in accumulated other comprehensive income/(loss) in the consolidated balance sheets.

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

Online game revenues

The Group’s online game revenues are generated primarily from its self-operated and licensed-out PC games and mobile games. Prior to the sale of the 7Road business in 2015, the Group also offered Web games, which have been an insignificant part of the Group’s business since the sale. The Group also generates a small amount of revenues from online card and board games offered by MoboTap. All of the Group’s games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items. Revenues that the Group generates from self-operated and licensed out online games are included in online game revenues.

Self-Operated Games

The Group is the primary obligor of its self-operated games. The Group hosts the games on its own servers and is responsible for the sale and marketing of the games as well as customer service. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile application stores, but are net of business tax/value-added tax and discounts to game card distributors where applicable. The Group obtains revenues from the sale of in-game virtual items. Revenues are recognized over the estimated lives of the virtual items purchased by game players or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

PC games

Proceeds from self-operated PC games are collected from players and third-party game card distributors through sales of game points on online payment platforms and prepaid game cards.

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

Web games

The Group continued to operate a small portfolio of self-operated Web games after its sale of the 7Road business in 2015. Proceeds from those Web games are collected from players through the sale of game points.

Licensed Out Games

The Group also authorizes third-parties to operate its online games. The licensed out games include PC games and mobile games developed in house and mobile games jointly developed with third-party developers. The Group receives monthly revenue-based royalty payments from the third-party licensee operators. The Group receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate the Group’s games in specified geographic areas. Since the Group is obligated to provide post-sale services, the initial license fees are recognized as revenue ratably over the license period, and monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. The Group views the third-party licensee operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services. The Group remits to the third-party developers a pre-agreed percentage of revenues from jointly developed and licensed out mobile games, and recognizes revenues on a net basis.

Online advertising revenues

17173. com Website

The Group’s online advertising revenues are mainly generated from the 17173.com Website. The Group signs contracts with advertisers to fix the advertising services to be provided and the prices for the services. Based on the contracts, the Group provides advertisement placements on the 17173.com Website in different forms, including text, rich media and video advertisements.

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

Cinema advertising revenues

Revenues generated from the cinema advertising business are classified as cinema advertising revenues. The Group provides clients advertising placements in slots that are shown in theaters before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts the Group signs with different theaters. When all the recognition criteria are met, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period.

IVAS revenues

The Group’s IVAS revenues are derived primarily from software applications for PCs and mobile devices offered by MoboTap on the Dolphin Browser and by RaidCall. Prior to March 2015, IVAS revenues also included revenues generated from the wan.com Website. Revenues from IVAS are recognized during the period the services are rendered or items are consumed under the gross method, as the Group is the principal obligor for provision of the services.

r. Cost of revenues

Cost of online game revenues consists primarily of revenue-sharing payments; salary and benefits expense; bandwidth leasing costs; content and license fees; depreciation and amortization expenses; PRC business tax and value-added tax, which primarily arise from the revenue that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace; and other direct costs.

Cost of online advertising revenues consists primarily of salary and benefits expense, bandwidth leasing costs, depreciation and amortization expenses, and advertising design costs.

Cost of cinema advertising revenues consists primarily of payments to theaters for pre-film screening advertising slots.

Cost of IVAS revenues consists primarily of revenue-sharing payments to third-party developers and service providers; bandwidth leasing costs; and salary and benefits expense.

s. Product development expenses

Product development expenses include the costs incurred for the development of the product prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2014, 2015 and 2016, the Group did not capitalize any product development expenses.

t. Advertising expenses

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, are expensed as incurred.

u. Government grants

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

w. Share-based compensation expense

Share-based compensation expense is for share awards, including ordinary shares, share options, restricted shares and restricted share units, granted by the Company to employees and directors. For share-based awards for which a grant date has occurred, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income based on the fair values of the related share-based awards on their grant dates. For share-based awards for which the service inception date precedes the grant date, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair values of the related share-based awards. The fair value is estimated based on the public market price of the underlying shares.

Changyou has two incentive plans for the granting of share-based awards, including share options, restricted shares and restricted share units, to its employees and directors.

Share-based compensation expense for share options, restricted shares and restricted share units granted is recognized on an accelerated basis over the requisite service period, net of estimated forfeitures. Forfeiture rates are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from the initial estimates.

x. Deferred compensation

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

On February 8, 2014, the Company’s Board of Directors approved three new employee incentive plans with terms of 10 years, commencing January 1, 2014. Under two of these three plans, the Company could have distributed cash compensation of up to 10% of the Company’s annual net profits after certain adjustments. The third employee incentive plan was structured to allow eligible employees to receive up to 20% of the annual adjusted net profits of projects that they worked on. In December 2014, the Company’s management reassessed the estimated compensation expense related to these three employee incentive plans and the Company reversed accruals associated with the compensation expense previously recognized for these plans in a total amount of $32.2 million. The Company’s management also recommended cancelling the three employee incentive plans, and replacing them with a new cash bonus plan commencing in 2015. The Company’s Board of Directors approved the cancellation of the three incentive plans on February 7, 2015.

y. Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The deferred tax assets are reduced by a valuation allowance if it is considered based on available evidence more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax liability is not recognized for undistributed earnings of a PRC subsidiary if the subsidiary has invested or will invest the undistributed earnings indefinitely.

In November 2015, the FASB issued Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as non-current in a classified balance sheet, and eliminates the prior guidance, which required an entity to separate deferred tax liabilities and assets into a current amount and a non-current amount in a classified balance sheet. This new guidance is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has changed the manner in which it classifies its deferred tax assets and liabilities retrospectively from the fourth quarter of 2016 due to early adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes. As a result of adoption of this guidance, the Company reclassified the deferred tax assets and deferred tax liabilities as of December 31, 2015 from current assets and liabilities to long-term assets and liabilities.

z. Uncertain tax positions

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

aa. Earnings (Losses) per share

Basic earnings (losses) per share are computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share are computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of share options and shares issuable upon the settlement of restricted share units. Potential ordinary shares are accounted for in the computation of diluted earnings (losses) per share using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings (losses) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings (losses) per share is computed on Class A ordinary shares and Class B ordinary shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings (losses).

ab. Comprehensive income (loss)

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

ac. Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. Prior to November 2, 2014, the CODM was the Company’s former Chief Executive Officer; from November 2, 2014 to July 31, 2016, the CODMs were the Company’s former Co-Chief Executive Officers; and since August 1, 2016 the CODM has been the Company’s current Chief Executive Officer.

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

In 2013, the Company determined that the business segments that constituted the reportable segments were the Online Game segment, which consisted of PC games and Web games, and the 17173 Business segment, which provided online advertising services and IVAS.

In 2014, the Group expanded the online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, the Group developed and acquired several software applications for PCs and mobile devices intended to strengthen the competitiveness in the Internet sector. In 2014, the Group launched the wan.com Website, which offered to game players Web games of third-party developers. The CODMs determined that the software applications for PCs and mobile devices and the wan.com Website should be reviewed together as one operating segment, identified as the software segment, which primarily generated IVAS revenues. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173 Business segment under the Platform Channel segment. The cinema advertising business was not deemed significant enough to qualify as a separate, reportable segment and therefore was included in “Others.” Accordingly, as of December 31, 2014, the business segments that constituted the reportable segments were the Online Game segment, which consisted of PC games, mobile games and Web games; and the Platform Channel segment, which consisted of online advertising services offered on the 17173.com Website and IVAS.

The Group ceased operating the wan.com Website in March 2015. As a result, IVAS consisted solely of software for PCs and mobile devices. As of December 31, 2015 the business segments that constituted the reportable segments were the Online Game segment, which consisted of PC games, mobile games and Web games; and the Platform Channel segment, which consisted primarily of online advertising services on the 17173.com Website and a relatively small amount of IVAS from the Dolphin Browser and RaidCall and online card and board games offered on the Dolphin Browser. Cinema advertising was not deemed to be significant enough to qualify as a separate, reportable segment and therefore was included in “Others.”

The Company disposed of the 7Road business in August 2015, and as a result revenues from Web games were insignificant in 2016. As the Group’s cinema advertising business grew significantly in 2016, the revenues generated from the cinema advertising business in 2016 were greater than 10% of the combined revenues of all operating segments, which caused the cinema advertising business to constitute a separate reportable segment. As of December 31, 2016, the business segments that constituted the Company’s reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered on the Dolphin Browser and by RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment. The Company has restated the presentation of its reportable segments for prior periods to conform to this current presentation.

ad. Foreign exchange forward contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and is subsequently measured at fair value. The Company entered into such foreign currency forward contracts in compliance with the Company’s risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. The instruments are marked-to-market at each period-end with the associated changes in fair value recognized in the line item “Other income, net” in the consolidated statements of comprehensive income and “Prepaid and other current assets” or “Other short-term liabilities” in the consolidated balance sheets.

ae. Recently issued accounting standards

In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company will apply the new revenue standard beginning January 1, 2018, and will not early adopt. The Group has set up an implementation team that is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. The Group plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify its provisions) throughout 2017 as the Group works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on balance sheets. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group adopted this guidance retrospectively during the fourth quarter of 2016. Accordingly, the consolidated balance sheets as of December 31, 2016 and 2015 reflect the new classification. As a result of the adoption of this guidance, $4.7 million of current deferred tax assets, and $24.9 million of deferred tax liabilities, were reclassified to non-current as of December 31, 2015.

On January 5, 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On March 30, 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”), Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of a goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

5. CONCENTRATION RISKS

Operations risk

Approximately 55%, 41% and 42%, respectively, of the Group’s net revenues for the years ended December 31, 2014, 2015 and 2016 were derived from a single PC game, TLBB, which was launched in May 2007. Approximately 91%, 94% and 97%, respectively, of the Group’s net revenues for the years ended December 31, 2014, 2015 and 2016 were derived from domestic operations.

Substantially all the Company’s long-lived assets are located in the PRC.

Currency risk

A majority of the Group’s sales and expense transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to effect the remittance. Total cash and cash equivalents in currencies other than RMB held at financial institutions in mainland China were $1.0 million and $1.4 million, respectively, as of December 31, 2015 and 2016.

Credit risk

The Group holds its cash and bank deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group held its cash and bank deposits in approximately 24 and 24 different financial institutions as of December 31, 2015 and 2016, respectively, and held no more than approximately 32% and 38%, of its total cash at any single institution as of December 31, 2015 and 2016, respectively.

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

The excess of the purchase price over tangible assets and identifiable intangible assets acquired minus liabilities assumed was recorded as goodwill relating to the Online Game segment. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate.

The fair value of the non-controlling interest in Shenzhen 7Road was determined based primarily on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration other factors, as appropriate. If Shenzhen 7Road had achieved specified performance milestones and 7Road (after the 7Road Reorganization) did not complete an initial public offering, the non-controlling shareholders would have had the right to put their equity interests in 7Road to the Group at a predetermined price agreed upon at the acquisition date (“the put option”). In accordance with ASC480, the Company measured this non-controlling interest and a put option at their acquisition-date fair value. An independent valuation firm was hired to determine the fair value upon the acquisition date.

The agreement for the acquisition of Shenzhen 7Road included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the financial performance of Shenzhen 7Road over a period through December 31, 2012. The range of the undiscounted amounts the Company could have paid under the contingent consideration provisions of the agreement was between $nil and $32.76 million. The fair value of the contingent consideration recognized on the acquisition date of $28.05 million was estimated by an independent valuation firm, with the income approach applied. There were no indemnification assets involved. As of the end of 2012, 7Road had exceeded the financial performance milestones and as a result changes in fair value of the contingent consideration of $2.2 million were recognized in other expense for the year ended December 31, 2012. Total identifiable intangible assets acquired upon acquisition mainly included a completed game, games under development and other identifiable intangible assets acquired, including non-compete agreement of $179,000 and relationship with operators of $807,000. Games under development were subject to amortization after completion. The completed game and other identifiable intangible assets acquired were amortized over an estimated average weighted useful life of five years. Total goodwill of $103.4 million primarily represented the expected synergies from combining operations of Shenzhen 7Road with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill was not amortized but was tested for impairment and was not deductible for tax purposes.

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

On August 17, 2015, (i) Changyou’s VIE Gamease completed the sale to Shanghai Yong Chong Investment Center LP, a PRC limited partnership, of all of the equity interests in Shenzhen 7Road, and (ii) Changyou’s wholly-owned subsidiary Changyou HK completed the sale to Supermax Holdings Group Limited, a British Virgin Islands company, of all of the equity capital of Changyou My Sdn. Bhd, a Malaysia company, and Changyou.com (UK) Company Limited, a United Kingdom company, which are engaged in the online game business in Malaysia and the United Kingdom, respectively. The aggregate consideration for these transactions was $205.0 million in cash. In connection with these transactions, a disposal gain of $55.1 million was recognized in other income in Group’s consolidated statements of comprehensive income for the year ended December 31, 2015. The income before tax of the disposal group was $41.1 million and $23.3 million, respectively, for the year ended December 31, 2014 and the period from January 1 to August 17, 2015. The revenue of the disposal group was $89.7 million and $41.0 million, respectively, for the year ended December 31, 2014 and the period from January 1 to August 17, 2015.

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

Since Doyo was primarily engaged in online advertising and traffic monetization businesses, which had economic characteristics similar to those of the 17173.com Website, Doyo was aggregated into the business associated with the 17173.com Website as a reporting unit of platform channel segment and the excess of the purchase price over the tangible assets and identifiable intangible assets (mainly user base and domain names) acquired reduced by liabilities assumed was recorded as goodwill relating to the business associated with the 17173.com Website. The acquired identifiable intangible assets were valued by various approaches, including the income approach, as appropriate. Total goodwill of $7.6 million primarily represented the expected synergies from combining operations of the Company and Doyo, which management considered to be complementary to each other. In accordance with ASC350, goodwill was not amortized but was tested for impairment and was not deductible for tax purposes.

Changyou’s management reviewed the achievement of performance milestones for Doyo as of December 31, 2014. Doyo’s performance had exceeded the milestone established for the year ended December 31, 2014 and, considering the operations of Doyo as at December 31, 2014, management determined that there was a higher probability of Doyo’s achieving the milestone established for the year ended December 31, 2015 than that there was at the time of the acquisition. As a result, the Company recorded a change in fair value of the contingent consideration of $1.2 million in the consolidated statements of comprehensive income in 2014. As of December 31, 2014, the carrying value of the contingent consideration was $5.9 million.

In October 2015, Changyou’s VIE Guanyou Gamespace sold all of the equity interests of Doyo to a PRC company owned by the former members of the management of Doyo for cash consideration of approximately $2.9 million and forgiveness of contingent consideration payable to former members of the management of Doyo in the amount of $6.0 million. Changyou’s management treated the fact that the total consideration for the sale of Doyo pursuant to the agreement was lower than the carrying value of Doyo’s net assets as an indicator that the goodwill associated with Doyo might be impaired. Accordingly, in September 2015 management performed a goodwill impairment test and recognized goodwill impairment in the amount of $1.9 million and there was no further gain or loss recognized in other income in Group’s consolidated statements of comprehensive income.

Acquisition of RaidCall

In December 2013, the Group acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, $27.6 million was paid by the Company to the Kalends Group for a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly issued ordinary shares of TalkTalk. See Note 2.e—“Acquisition of RaidCall.” On the acquisition date, the allocation of the consideration for assets acquired and liabilities assumed based on their fair values was as follows:

As of December 24, 2013 (in thousands)
Cash Consideration	$47,627

Tangible assets	20,016
Identifiable intangible assets acquired	17,888
Goodwill	33,740
Fair value of non-controlling interest	(17,172)
Liabilities assumed	(6,845)

Total	$47,627

The excess of the purchase price over the tangible assets and identifiable intangible assets acquired (consisting primarily of software technology and a domain name) reduced by liabilities assumed was initially recorded as goodwill. The acquired identifiable intangible assets were valued using the income approach. Total goodwill of $33.7 million primarily represented synergies between the Company’s existing online game business and RaidCall that were expected to result from an enhancement of game players’ experience through the Company’s offering of the RaidCall communications tool with the Company’s online games. In December 2014, Changyou’s management concluded that RaidCall was unable to provide the expected synergies with Changyou’s online games business. Accordingly, goodwill impairment and impairment of acquired intangible assets of $33.8 million and $15.3 million, respectively, were charged as of December 31, 2014.

Acquisition of MoboTap

On July 16, 2014, Changyou, through a wholly-owned subsidiary, entered into an investment agreement with MoboTap, MoboTap’s subsidiaries and variable interest entities, and MoboTap’s shareholders pursuant to which Changyou purchased from then existing shareholders of MoboTap at the closing, which took place on July 31, 2014, shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash. In addition, Changyou has the right to purchase up to 10% of the equity interests in MoboTap from the non-controlling shareholders, at a price of 20% below the IPO price, before a qualified IPO of MoboTap. The Group began to consolidate MoboTap’s financial statements commencing with the closing of the acquisition. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair values was as follows (in thousands):

As of July 31, 2014 (in thousands)
Cash consideration	$90,830

Repurchase option	793
Identifiable intangible assets acquired	27,000
Goodwill	113,040
Other assets	6,714
Put option	(298)
Liabilities assumed	(2,995)
Non-controlling interest	(53,424)

Total	$90,830

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

In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap held by the Group. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of the disposal. Accordingly, the assets and liabilities attributable to MoboTap are classified as assets and liabilities held for sale and measured at the lower of their carrying amounts or their fair value less cost to sell, in the Company’s consolidated balance sheet as of December 31, 2016.

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

As of December 31, 2015, the total amount of the bank loans was $344.5 million, all of which carried a floating rate of interest based on the London Inter-Bank Offered Rate (“LIBOR”). All of the loans were repaid, and accordingly all of the restricted time deposits that secured these loans were released, in 2016. For the years ended December 31, 2015 and 2016, interest income from the restricted time deposits securing the loans was $12.8 million and $0.5 million, respectively, and interest expense on the bank loans was $7.1 million and $0.6 million, respectively.

8. ACCOUNTS RECEIVABLE, NET

The carrying amounts of accounts receivable of the Group are stated are as follows:

	As of December 31, (in thousands)
	2015	2016
Accounts receivable	$69,133	$48,568
Allowance for doubtful accounts:
Balance at the beginning of year	(2,414)	(1,174)
Additional provision for bad debt, net of recoveries	(582)	(1,615)
Write-offs	1,822	1,371
Balance at the end of year	(1,174)	(1,418)

Net Book Value	$67,959	$47,150

9. PREPAID AND OTHER CURRENT ASSETS

	As of December 31, (in thousands)
	2015	2016
Matching loans to related parties(Note 27)	$174,574	$347,226
Loans between Changyou and Sohu(Note 27)	—	72,281
Due from 7Road	20,579	12,509
Loans to third parties	9,361	25,494
Rental deposits	6,268	6,367
Prepaid corporate income tax	6,115	4,410
Prepaid cost of revenue	5,615	8,535
Others	5,207	8,173

Total	$227,719	$484,995

10. ASSETS AND LIABILITIES HELD FOR SALE

In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap, which is the mobile technology developer behind the Dolphin Browser, held by the Company. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of disposal. In accordance with ASC360, the assets and liabilities attributable to MoboTap are classified as assets and liabilities held for sale and measured at the lower of their carrying amounts or their fair values, less cost to sell, in the Company’s consolidated balance sheet as of December 31, 2016 and there is no impairment recognized in the consolidated statements of comprehensive income for the year ended December 31, 2016. Details of the aggregate assets and liabilities at December 31, 2016 are as follows (in thousands):

As of December 31, 2016 (in thousands)
Cash and cash equivalents	$11,684
Prepaid and other current assets	2,469
Goodwill	83,470
Intangible assets	5,456

Assets held for sale	$103,079

Other liabilities	3,902

Liabilities held for sale	$3,902

11. FIXED ASSETS, NET

	As of December 31, (in thousands)
	2015	2016
Office building	$195,281	$182,799
Computer equipment (including servers)	50,660	38,153
Leasehold and building improvements	32,143	26,674
Office furniture	4,440	3,467
Vehicles	1,729	1,591

Total	284,253	252,684
Less: accumulated depreciation	(69,947)	(62,914)

Net book value	$214,306	$189,770

Depreciation expense for fixed assets was $23.7 million, $16.4 million and $13.6 million, respectively, for the years ended December 31, 2014, 2015 and 2016.

12. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2016 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$30,497	$(13,178)	$(9,208)	$8,111
Computer software	7,113	(5,747)	—	1,366
Developed technologies	8,241	(872)	(7,369)	—
Trademarks and domain names	15,954	(5,523)	(9,758)	673
Cinema advertising slot rights	3,199	(2,625)	—	574
Others	6,054	(1,779)	(2,664)	1,611

Total	$71,058	$(29,724)	$(28,999)	$12,335

	As of December 31, 2015 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$26,869	$(9,517)	$(9,474)	$7,878
Computer software	6,902	(5,021)	—	1,881
Developed technologies	18,736	(3,111)	(12,334)	3,291
Trademarks and domain names	20,676	(5,988)	(11,747)	2,941
Cinema advertising slot rights	12,615	(8,721)	—	3,894
Others	19,468	(8,411)	(5,803)	5,254

Total	$105,266	$(40,769)	$(39,358)	$25,139

Amortization

Amortization expense for intangible assets was $41.4 million, $24.6 million and $12.4 million, respectively, for the years ended December 31, 2014, 2015 and 2016.

As of December 31, 2016, amortization expense of intangible assets for future years is expected to be as follows:

Amortization expense of intangible assets (in thousands)
2017	$5,272
2018	3,496
2019	1,630
2020	570
2021	554
Thereafter	813

Total expected amortization expense	$12,335

Impairment of Intangible Assets

In 2014, the Group recognized $20.2 million in losses for impairment of intangible assets, consisting primarily of a $15.3 million impairment loss for intangible assets related to RaidCall, as a result of the Group’s management’s assessment that the impairment existed based on its conclusion that RaidCall was unable to provide expected synergies with the Group’s online games business. The impaired intangible assets consisted primarily of domain names and computer software.

In 2015, the Group recognized $19.9 million in losses for impairment of intangible assets, primarily related to the Dolphin Browser operated by MoboTap and related license rights. In the year ended December 31, 2015, the financial performance of MoboTap was below original expectations, and Changyou’s management concluded that the Dolphin Browser was unable to provide expected synergies with Changyou’s platform channel business, and accordingly recognized an $8.9 million impairment loss for intangible assets. The impairment loss is recognized in the consolidated statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business.” The impaired intangible assets consisted of user base, technology, trademark and license rights,

In 2016, the Group recognized $0.4 million in losses for impairment of intangible assets, primarily related to the content of and license rights to the Group’s online games.

13. LONG-TERM INVESTMENTS, NET

	As of December 31, (in thousands)
	2015	2016
Equity investments	$4,630	$3,493

Total	$4,630	$3,493

Equity investments

Changyou entered into investment agreements with seven mobile game development companies and one mobile product development company to acquire 10% to 30% of the equity interests in those companies, with aggregate initial consideration of $4.0 million paid in 2014 and 2015. These investments were accounted under the equity method, because Changyou can exercise significant influence over the companies through rights to appoint one director to the board of each of the investee companies, but does not own a majority of the equity interests in or control the companies. During 2015 and 2016, the Company recognized impairment losses of $1.2 million and $0.9 million, respectively, in the aggregate for equity investments in six of the mobile game development companies, due to the companies’ disappointing financial results. As of December 31, 2016 and 2015, the carrying amount of these equity method investments was $0.5 million and $1.6 million, respectively, reflecting the Company’s proportionate share of the equity in these companies, and the Company recognized a loss of $0.1 million, a gain of $1.3 thousand and a loss of $0.2 million, respectively, in other income in the consolidated statements of comprehensive income in 2016, 2015 and 2014.

In 2015, Changyou made an initial investment of $3 million in return for a limited partner interest in an incubator fund. Changyou does not have a significant influence over the fund, and accounted for the investment using the cost method.

14. GOODWILL

Changes in the carrying value of goodwill were as follows:

	Online Game (in thousands)	Platform Channel (in thousands)	Cinema Advertising (in thousands)	Total (in thousands)
Balance as of December 31, 2014
Goodwill	$119,896	$172,902	$5,201	$297,999
Accumulated impairment loss	—	(33,801)	(5,201)	(39,002)

	$119,896	$139,101	$—	$258,997

Transactions in 2015
Foreign exchange	$(415)	$(1,355)	$—	$(1,770)
Impairment loss	—	(31,445)	—	(31,445)
Disposal	(109,224)	(5,476)	—	(114,700)
Balance as of December 31, 2015
Goodwill	$10,257	$166,071	$5,201	$181,529
Accumulated impairment loss	—	(65,246)	(5,201)	(70,447)

	$10,257	$100,825	$—	$111,082

	Online Game (in thousands)	Platform Channel (in thousands)	Cinema Advertising (in thousands)	Total (in thousands)
Balance as of December 31, 2015
Goodwill	$10,257	$166,071	$5,201	$181,529
Accumulated impairment loss	—	(65,246)	(5,201)	(70,447)

	$10,257	$100,825	$—	$111,082

Transactions in 2016
Foreign exchange	$—	$(1,110)	$—	$(1,110)
Impairment loss	—	—	—	—
Transfer to assets held for sale	—	(83,470)	—	(83,470)
Balance as of December 31, 2016
Goodwill	$10,257	$81,491	$5,201	$96,949
Accumulated impairment loss	—	(65,246)	(5,201)	(70,447)

	$10,257	$16,245	$—	$26,502

Prior to August 17, 2015, there were two reporting units with goodwill under the Online Game segment, consisting of the Changyou online game business and the 7Road online game business. After the sale of the 7Road business on August 17, 2015, the Changyou online game business was the only reporting unit with goodwill under the Online Game segment. There were three reporting units with goodwill under the Platform Channel segment in 2016, consisting of the 17173.com Website, RaidCall and MoboTap (see Note 10—Assets and Liabilities Held for Sale). The only reporting unit with goodwill under the Cinema Advertising segment was the cinema advertising business. The Group tested goodwill for impairment at the reporting unit level as of October 1, 2016.

For impairment tests performed for the reporting units, the Group first qualitatively assessed whether it was more likely than not that their fair values were less than their carrying amounts. In performing the assessment, the Group took into consideration all of the events and circumstances listed in ASC 350, in addition to other entity-specific factors. For those reporting units where it was determined that it was more likely than not that their fair values were less than the units’ carrying amounts, the Group performed the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units were higher than their fair values, the Group performed the second step of the two-step quantitative goodwill impairment test. The Group assigned the fair value of a reporting unit to all of the assets and liabilities of that unit to determine the implied fair value of goodwill. For the two-step goodwill impairment test, the Group estimated the fair values using the income approach, and considered factors that included expected future cash flows, growth rates and discount rates, or using the market approach, and considered factors that included share price, control premium and comparable companies’ multipliers.

In 2014, as Changyou’s management concluded that RaidCall was unable to provide expected synergies with Changyou’s online game business, Changyou performed a two-step goodwill impairment test for the goodwill generated in the acquisition of RaidCall. As a result of this analysis, Changyou recorded a $33.8 million goodwill impairment loss.

In 2015, as Changyou’s management concluded that the Dolphin Browser was unable to provide expected synergies with Changyou’s platform channel business, Changyou performed a two-step goodwill impairment test for the goodwill generated in the acquisition of MoboTap. As a result, Changyou recorded $29.6 million in goodwill impairment losses for goodwill associated with the acquisition of MoboTap. The goodwill impairment losses are included in the Group’s statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business.” In September 2015, Changyou’s VIE Guanyou Gamespace entered into an agreement to sell all of the equity interests of Doyo to a PRC company owned by the former members of the management of Doyo. Changyou’s management considered the fact that the total consideration for the sale of Doyo pursuant to the agreement would be lower than the carrying value of Doyo’s net assets to be an indicator that the goodwill associated with Doyo might be impaired. Accordingly, in September 2015 management performed a goodwill impairment test and the Company recognized a goodwill impairment charge in the amount of $1.9 million. In addition, the $114.7 million of goodwill associated with the Company’s previous acquisitions of 7Road and Doyo was de-recognized as a result of the Company’s dispositions of 7Road and Doyo in 2015.

In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap held by the Company. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of the disposal. Accordingly, the assets and liabilities of MoboTap were recognized as “assets held for sale” and “liabilities held for sale,” respectively. As of December 31, 2016, goodwill in the amount of $83.5 million has been reclassified from goodwill to “assets held for sale.” The fair values of the other reporting units exceeded their carrying values, indicating that the goodwill of those reporting units was not impaired.

15. OTHER ASSETS, NET

	As of December 31, (in thousands)
	2015	2016
Deferred tax assets, net	$17,402	$7,952
Accrued interest income	7,925	—
Employee advance	2,793	1,953
Others	1,380	129

Total	$29,500	$10,034

In November 2015, the FASB issued Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as non-current in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a non-current amount in a classified balance sheet. The standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group elected to early adopt this guidance retrospectively from the fourth quarter of 2016. As a result of the adoption of this guidance, $4.7 million of current deferred tax assets was reclassified to non-current on the consolidated balance sheet as of December 31, 2015.

16. FAIR VALUE MEASUREMENT

Fair Value of Financial Instruments

The following table sets forth financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2015 and 2016:

		Fair value measurement (in thousands) at reporting date using
Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$322,052	$—	$322,052	$—
Short-term investments	233,491	—	233,491	—
Foreign exchange forward contracts	3,040	—	3,040	—

Total	$558,583	$—	$558,583	$—

		Fair value measurement (in thousands) at reporting date using
Items	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$469,703	$—	$469,703	$—
Restricted time deposits	354,739	—	354,739	—
Short-term investments	174,515	—	174,515	—

Total	$998,957	$—	$998,957	$—

Cash equivalents

The Company’s cash equivalents mainly consist of time deposits and highly-liquid investments that have original maturities of three months or less. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Company classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical cash equivalents at the reporting date. In order to determine the fair value, the Company must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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

As of December 31, 2015 and 2016, the Company’s investments in financial instruments were approximately $174.5 million and $233.5 million, respectively. The financial instruments are issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets. Since the maturity dates of these financial instruments are within one year, the investments are classified as short-term investments. For the years ended December 31, 2014, 2015 and 2016, the Company recorded gains resulting from changes in the fair values of short-term investments in the line item “other income, net” in the consolidated statements of comprehensive income of $3.1 million, $9.4 million and $9.3 million, respectively.

Foreign exchange forward contracts

The Company estimated the fair values of foreign exchange forward contracts using the Black-Scholes model. The fair values of the forward contracts were estimated based on quoted forward exchange prices at the reporting date. The Group classifies the fair value measurement of the forward contracts based on such inputs as Level 2 of fair value measurements.

In September 2016, the Company entered into foreign exchange forward contracts with banks in an aggregate nominal amount of $100 million. The Company entered into such foreign exchange forward contracts in compliance with the Company’s risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. There was no cash collateral or settlement under the forward contracts as of December 31, 2016. For the years ended December 31, 2016, the Company recorded gains resulting from changes in the fair values of forward contracts of $3.0 million in the consolidated statements of comprehensive income.

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. Investment in debt securities represents a foreign game developer’s convertible note, which the Company purchased on July 2014. The Company sold the convertible note back to the issuer during 2015. For the years ended December 31, 2014, 2015 and 2016, the Company recorded in the consolidated statements of comprehensive income changes in the fair value of an investment in debt securities classified as available-for-sale securities of $18,000, negative $1.5 million and nil, respectively.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Short-term accounts payable, receipts in advance and deferred revenue, short-term bank loans and other short term liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The rates of interest under loan agreements with lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. The Company estimated fair values of other short-term receivables and payables using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Other non-current assets and long-term payables

Other non-current assets are financial assets, and long-term accounts payable are financial liabilities, with carrying values that approximate fair value because the change in fair value, after considering the discount rate, is immaterial. The rates of interest under the Company’s loan agreements with lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of bank loans. The Company estimated fair values of other non-current assets and long-term account payable using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Assets and Liabilities Held for Sale

In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap held by the Company. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of the disposal. Accordingly, the assets and liabilities attributable to MoboTap are classified as assets and liabilities held for sale and measured at the lower of their carrying amounts or their fair value, less cost to sell, in the Company’s consolidated balance sheet as of December 31, 2016. See Note 10 — Assets and Liabilities Held for Sale.

Assets Measured at Fair Value on a Nonrecurring Basis

The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2016 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$12,335	$—	$—	$12,335	$448
Goodwill	26,502	—	—	26,502	—

	$38,837	$—	$—	$38,837	$448

		Fair value measurements at reporting date using
Items	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$25,139	$—	$—	$25,139	$19,947
Goodwill	111,082	—	—	111,082	31,445

	$136,221	$—	$—	$136,221	$51,392

Intangible Assets

Intangible assets mainly comprise operating rights for licensed games, computer software, developed technologies, trademarks, domain names and cinema advertising slot rights. See Note 12 — Intangible Assets, Net.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired as a result of the Group’s acquisitions of the interests in its subsidiaries and consolidated VIEs. See Note 14 — Goodwill.

17. RECEIPTS IN ADVANCE AND DEFERRED REVENUE

	As of December 31, (in thousands)
	2015	2016
Receipts in advance	$20,243	$15,225
Deferred revenue	21,923	28,316

Total	$42,166	$43,541

18. OTHER SHORT-TERM LIABILITIES

	As of December 31, (in thousands)
	2015	2016
Matching loans from related parties(Note 27)	$184,239	$378,678
Customer deposits	4,509	3,045
Advance from government grants	1,694	—
Others	7,723	5,814

Total	$198,165	$387,537

19. SHARE-BASED COMPENSATION

Changyou 2008 Share Incentive Plan

The Company’s 2008 Share Incentive Plan (the “Changyou 2008 Share Incentive Plan”) originally provided for the issuance of up to 2,000,000 Changyou ordinary shares, including Changyou ordinary shares issued pursuant to the exercise of share options and upon vesting and settlement of restricted share units. The 2,000,000 reserved Changyou ordinary shares became 20,000,000 Changyou ordinary shares in March 2009 when Changyou effected a ten-for-one share split of its ordinary shares. Most of the awards granted under the Changyou 2008 Share Incentive Plan vest over a period of four years. The maximum term of any share right granted under the Changyou 2008 Share Incentive Plan is ten years from the grant date. The Changyou 2008 Share Incentive Plan will expire in August 2018.

Prior to the completion of the Company’s initial public offering, the Company had granted under the Changyou 2008 Share Incentive Plan 15,000,000 Changyou ordinary shares to its former chief executive officer Tao Wang, through Prominence Investments Ltd., which is an entity that may be deemed under applicable rules of the Securities and Exchange Commission to be beneficially owned by Tao Wang. All of the restricted Changyou ordinary shares granted before the Company’s initial public offering had vested by the end of 2013.

Through December 31, 2016, the Company had also granted under the Changyou 2008 Share Incentive Plan restricted share units, settleable upon vesting by the issuance of an aggregate of 4,614,098 Changyou ordinary shares, to certain members of its management other than Tao Wang, and certain other Changyou employees.

A summary of activity for these restricted share units as of and for the year ended December 31, 2016 with respect to grants made under the Changyou 2008 Share Incentive Plan is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2016	20	$14.25
Granted	—
Vested	(10)	14.25
Forfeited	—

Unvested at December 31, 2016	10	14.25

Expected to vest thereafter	10	14.25

Share-based compensation expense recognized for the years ended December 31, 2014, 2015 and 2016 for restricted share units granted under the Changyou 2008 Share Incentive Plan was $1.3 million, negative $0.2 million and $0.08 million, respectively. As of December 31, 2016, there was $0.03 million of unrecognized compensation expense related to unvested restricted share units. The expense is expected to be recognized over a weighted average period of 0.55 year.

The total fair values of restricted share units granted under the Changyou 2008 Share Incentive Plan vested on their respective vesting dates during the years ended December 31, 2014, 2015 and 2016 were $1.1 million, $1.1 million and $0.1 million, respectively.

Changyou 2014 Share Incentive Plan

On June 27, 2014 the Company adopted and reserved for issuance 2,000,000 of Class A ordinary shares under a new share incentive plan (the “Changyou 2014 Share Incentive Plan”). On November 2, 2014, the Company increased to 6,000,000 the number of Class A ordinary shares reserved under the 2014 Share Incentive Plan.

i) Summary of share option activity

Through December 31, 2014, the Company had granted under the Changyou 2014 Share Incentive Plan an aggregate of 2,416,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees. On February 16, 2015, Changyou’s Board of Directors approved the conversion of 2,400,000 Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. The conversion constituted a modification of share based compensation. The incremental value of the modification is approximately zero due to the facts that the exercise price is approximately zero and the other terms were not changed. On June 1, 2015, Changyou’s Board of Directors approved the grants of options for the purchase of an aggregate of 1,998,000 Class A ordinary shares to certain members of the Company’s management and certain other employees, at an exercise price of $0.01. On July 28, 2016, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 100,000 Class A ordinary shares to a member of its management at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. No grant date had been established for the unvested options for accounting purposes as of December 31, 2016, because a mutual understanding had not been reached between Changyou and the recipients clarifying the subjective performance requirements. Compensation expense for the options is accrued commencing on the service inception date and was, and will be, re-measured based on the then-current fair value of the options on each subsequent reporting date until the grant date is established. To determine the fair value of these share options, the public market price of Changyou’s ADSs at each reporting date was used and a binomial valuation model was applied.

On November 2, 2015, June 1, 2016 and November 2, 2016, 450,000, 329,000 and 450,000, respectively, of these Changyou share options were granted and vested, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The share-based compensation expense for these granted Changyou share options has been adjusted and fixed based on their fair value of $4.7 million, $3.2 million and $5.9 million, respectively, at the grant date.

A summary of Changyou share option activity under the Changyou 2014 Share Incentive Plan as of and for the year ended December 31, 2016 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding at January 1, 2016	450	$0.01	8.84	$5,580
Granted	779	0.01
Exercised	(377)	0.01
Forfeited or expired	—

Outstanding at December 31, 2016	852	0.01	7.93	9,032

Vested at December 31, 2016	852	0.01		9,032

Exercisable at December 31, 2016	852	0.01

Note (1): The aggregate intrinsic value in the preceding table represents the difference between the closing price of $21.22 per Changyou ADS, or $10.61 per Class A ordinary share, on December 31, 2016 and the nominal exercise prices of the share options

Share-based compensation expense recognized for share options for the years ended December 31, 2015 and 2016 under the Changyou 2014 Share Incentive Plan was $15.2 million and $8.3 million, respectively.

The total fair values of share options vested on their respective vesting dates during the year ended December 31 of each of 2015 and 2016 was $4.7 million and $9.1 million, respectively.

The weighted average grant date fair value of the options granted during the year ended December 31 of each of 2015 and 2016 was $10.48 and $11.72 per share, respectively.

There were no share options exercised during the year ended December 31 of 2015. The total intrinsic value of share options exercised for the year ended December 31, 2016 was $4.3 million.

ii) Summary of restricted share unit activity

On November 2, 2014, the Company granted under the Changyou 2014 Share Incentive Plan an aggregate of 16,000 Class A restricted share units to an employee. These Class A restricted share units were subject to vesting over a four-year period commencing on their grant dates. The fair values as of the grant dates of the restricted share units were determined based on market price of Changyou’s ADSs on the grant dates. Due to the termination of the employee’s employment during the second quarter of 2015 prior to vesting, the Company recognized share-based compensation expense of negative $17,000 for the year ended December 31, 2015 and there was no unrecognized compensation expense for these restricted share units after the second quarter of 2015, as all of them were forfeited during that quarter.

MoboTap Equity Incentives

Compensation expense of $138,000, $29,947 and $71,449, respectively, was recognized for the years ended December 31, 2014, 2015 and 2016 with respect to share awards in MoboTap granted to employees of MoboTap. As of December 31, 2016, there was $24,843 of unrecognized compensation expense related to MoboTap share awards.

20. TAXATION

a. Value-Added Tax, Business Tax and related surcharges

Effective September 1, 2012, a pilot program (the “Pilot Program”) for transition from the imposition of PRC business tax (“Business Tax”) to the imposition of value-added tax (“VAT”) for revenues from certain industries and certain cities. On May 1, 2016, the transition from the imposition of PRC business tax (“Business Tax”) to the imposition of value-added tax (“VAT”), was expanded to all industries in China, and as a result all of the Group’s revenues have been subject to a 6% VAT and related surcharges on VAT payable at a rate of 12% since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%) and the available input VAT amount (at the rate applicable to the supplier).

Prior to the Pilot Program, the Group was subject to a 5% PRC business tax and 0.6% in related surcharges on revenues in the PRC. PRC business tax and the related surcharges are recognized when the revenue is earned.

There is a culture construction fee surcharge of 3% on gross revenues from the online advertising and cinema advertising businesses.

b. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2014, 2015 and 2016.

China

Principal Entities Qualified as HNTEs

The CIT Law generally applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% CIT rate.

For the three years ended December 31, 2014, 2015 and 2016, AmazGame and Gamease were qualified as HNTEs and were entitled to an income tax rate of 15%. AmazGame and Gamease will need to re-apply for HNTE qualification in 2017.

Principal Entities Qualified as Software Enterprises and KNSEs

The CIT Law and its implementing regulations provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or KNSE must perform a self-assessment each year to ensure they meet the relevant criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the authorities may revoke the enterprise’s Software Enterprise or KNSE status, as applicable.

•	In 2016, Gamespace was in the last year of a three–year period of qualification as a Software Enterprise, during which it is entitled to a 50% reduction to a rate of 12.5%.

•	In 2016, Wuhan Baina Information was in its first year of a two-year period of qualification as a Software Enterprise, during which it is entitled to an income tax exemption.

•	AmazGame qualified as a KNSE and enjoyed a preferential income tax rate of 10% for each of 2013 and 2014. AmazGame performed the self-assessment and filed required supporting documents in 2016 for KNSE status for 2015. AmazeGame was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% for 2015. As a result, a reversal of income tax of $10.6 million to reflect the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2016. The same process will be followed in 2017 by AmazGame for its preferential income tax treatment as a KNSE for 2016.

The license fees and royalty payments received from licensees in various jurisdictions outside of the PRC are subject to foreign withholding taxes. The Group recognizes such foreign withholding taxes as income tax expense when the related license fee and royalty revenue is recognized.

PRC Withholding Tax on Dividends

Under the CIT Law and its implementation rules, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “China-HK Tax Arrangement”) if such holding company is considered a non-PRC resident enterprises and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend may remain subject to withholding tax rate of 10%.

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of the Company’s Hong Kong subsidiaries is, in the light of Circular 601, to be considered a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of the Company’s PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the statutory withholding tax rate of 10%. In order to fund the distribution of a dividend to the Company’s shareholders, the Company’s management determined to cause one of the Group’s PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK. The Company does not intend to cause any of its PRC subsidiaries to distribute any profits of such subsidiaries with respect to years prior to 2012 to their direct overseas parent companies, but rather intends that such profits will be retained by such subsidiaries for their PRC operations. The Company’s management believes that under the corporate income tax law and relevant rules, such dividend out of earnings generated after January 1, 2012 is subject to a 5% withholding tax. Therefore, withholding tax associated with this distribution plan was accrued and recorded as deferred tax liabilities in the amount of $26.0 million as of December 31, 2016.

Uncertain Tax Positions

For the years ended December 31, 2014, 2015 and 2016, the Company did not have any material interest or penalties associated with tax positions, nor did the Company have any significant unrecognized uncertain tax positions.

As management determined that certain business transactions that took place during 2015 may result in additional tax obligations under relevant tax rules, the Company recognized $14.6 million in tax payable in 2015, which was reclassified to other long-term liabilities in 2016, due to the Company’s expectation that such tax payable would not be settled within twelve months after December 31, 2016.

The Group does not anticipate that the uncertain tax positions will significantly increase or decrease within twelve months after December 31, 2016.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31, (in thousands)
	2014	2015	2016
Income/(loss) from foreign entities	$(48,460)	$53,752	$5,371
Income from PRC entities	29,794	190,930	163,282

Income/(loss) before income tax expenses	$(18,666)	$244,682	$168,653
Current income tax expense	$21,930	$44,668	$9,109
Deferred tax	(20,965)	8,009	11,403

Income tax expenses applicable to PRC entities	$965	$52,677	$20,512
Foreign withholding tax expense	1,528	1,378	1,071

Income tax expense	$2,493	$54,055	$21,583

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2014	2015	2016
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays*	115.8%	(12.8)%	(16.0)%
Tax differential from statutory rate applicable to overseas subsidiaries	(37.9)%	3.7%	1.2%
Effect of withholding taxes	(26.7)%	1.6%	2.3%
Changes in valuation allowance	(69.5)%	(2.7)%	0.9%
Other permanent book-tax differences	(20.1)%	7.3%	(0.6)%

Effective CIT rate	(13.4)%	22.1%	12.8%

*	The income tax reversal resulting from the preferential income tax rate that AmazGame received as a 2015 KNSE is included in the “Effect of tax holidays” in the table above.

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2014	2015	2016
Tax holiday effect	$21,619	$31,431	$26,969
Basic earnings per share	$0.20	$0.30	$0.26

c. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets consist of the following:

	As of December 31, (in thousands)
	2015	2016
Deferred tax assets
Net operating loss from operations	$40,788	$29,694
Intangible assets	3,308	2,393
Accrued salary and benefits	4,678	3,557
Others	1,162	5,052

Total deferred tax assets	49,936	40,696
Less: Valuation allowance	(32,534)	(32,744)

Net deferred tax assets	$17,402	$7,952

Deferred tax liability
Withholding tax related to distribution of dividend	$24,884	$26,002
VAT refund	3,616	3,334

Net deferred tax liabilities	$28,500	$29,336

In November 2015, the FASB issued Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as non-current in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a non-current amount in a classified balance sheet. The standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group elected to early adopt this guidance retrospectively during the fourth quarter of 2016. As a result of the adoption of this guidance, $4.7 million of current deferred tax assets and $24.9 million of deferred tax liabilities was reclassified to non-current as of December 31, 2015.

As of December 31, 2015 and 2016, the Group had made a valuation allowance against its deferred tax assets to the extent such deferred tax assets were not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including uncertainty as to the success of the Group’s businesses due to intense competition in the industries in which the Group operates its businesses and the migration of game players to mobile devices.

In 2016, $4.6 million of PRC net operating losses generated from previous years expired. The remaining PRC net operating losses will expire successively commencing in 2017.

21. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2014, 2015 and 2016, the Group contributed approximately a total of $47.0 million, $36.3 million and $27.3 million, respectively, to these funds.

22. ADVERTISING EXPENSES

Included in sales and marketing expense, advertising expenses generally represent the expenses of promotions to create or stimulate a positive image of the Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. Advertising expenses recognized in the consolidated statements of comprehensive income were $188.6 million, $43.1 million and $18.7 million, respectively, for the years ended December 31, 2014, 2015 and 2016. Advertising expenses charged from Sohu were $10.4 million, $2.7 million and $1.0 million, respectively, for the years ended December 31, 2014, 2015 and 2016.

23. STATUTORY RESERVES

The Company’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

Pursuant to the China Foreign Investment Enterprises laws, some of the Company’s China-based subsidiaries, which are called wholly foreign-owned enterprises (“WFOEs”), have to make appropriations from their after-tax profit as determined under generally accepted accounting principles in the PRC (the “after-tax-profit under PRC GAAP”) to non-distributable reserve funds, including (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside to the general reserve fund until such appropriations for the fund equal 50% of the paid-in capital of the applicable entity. Appropriations for the other two reserve funds are at the Company’s discretion as determined by the Board of Directors of each entity.

Pursuant to PRC law, some of the Company’s China-based subsidiaries, which are called domestically funded enterprises, as well as the Company’s VIEs, have to make appropriations from their after-tax-profit under PRC GAAP to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside to the statutory surplus fund until appropriations for the fund equal 50% of the registered capital of the applicable entity. Appropriations for the discretionary surplus fund are at the Company’s discretion as determined by the Board of Directors of each entity.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.

For the years ended December 31, 2014, 2015 and 2016, profit appropriation to the statutory surplus fund was approximately $nil, $0.8 million and $0.3 million, respectively, and $3.4 million was derecognized due to the sale of 7Road business in 2015.

24. EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2014	2015	2016
Numerator:
Net income/(loss) attributable to Changyou.com Limited	$(3,381)	$212,784	$144,947
Numerator for basic earnings/(losses) per share	(3,381)	212,784	144,947
Numerator for diluted earnings/(losses) per share	(3,381)	212,784	144,936
Denominator:
Weighted average number of ordinary shares outstanding — basic	105,722	104,924	104,560
Incremental shares from treasury stock method	—	838	1,718

Weighted average number of ordinary shares outstanding — diluted	105,722	105,762	106,278

Basic net income/(loss) per share	$(0.03)	$2.03	$1.39
Diluted net income/(loss) per share	$(0.03)	$2.01	$1.36

As of December 31, 2014, 2015 and 2016, a total of 120, nil and nil outstanding non-vested restricted shares and share options were excluded from the computation of dilutive loss per share for the years ended December 31, 2014, 2015 and 2016 because of their anti-dilutive effect. The dilutive effects of restricted shares and share options are calculated using the treasury stock method.

25. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the CODM, or a decision making group, in deciding how to allocate resources and in assessing performance. Prior to November 2, 2014, the Company’s CODM was its former Chief Executive Officer; from November 2, 2014 until July 31, 2016, the Company’s CODMs were its former Co-Chief Executive Officers; and since August 1, 2016 the Company’s CODM has been its current Chief Executive Officer.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run the Group’s business operations, which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on its organizational structure and information reviewed by the Company’s CODM to evaluate the operating segments’ results.

In 2013, the Company determined that the business segments that constituted the reportable segments were the Online Game segment, which consisted of PC games and Web games, and the 17173 Business segment, which provided online advertising services and IVAS.

In 2014, the Group expanded the online game business to include mobile games, and the CODMs determined that the operation of mobile games should be reviewed under the Online Game segment. In addition, the Group developed and acquired several software applications for PCs and mobile devices intended to strengthen its competitiveness in the Internet sector. In 2014, the Group launched the wan.com Website which offered to game players Web games of third-party developers. The CODMs determined that the software applications for PCs and mobile devices and the wan.com Website should be reviewed together as one operating segment, identified as the software segment, which primarily generated IVAS revenues. Due to the similarity of the economic characteristics of the operations of the software applications and the wan.com Website included in the software segment to those of the 17173.com Website, the software segment was aggregated with the existing 17173 Business segment under the Platform Channel segment. The cinema advertising business was not deemed significant enough to qualify as a separate, reportable segment and therefore was included in “Others.” Accordingly, as of December 31, 2014, the business segments that constituted the reportable segments were the Online Game segment, which consisted of PC games, mobile games and Web games; and the Platform Channel segment, which consisted of online advertising services offered on the 17173.com Website and IVAS.

The Group ceased operating the wan.com Website in March 2015. As a result, IVAS consisted solely of software for PCs and mobile devices. As of December 31, 2015 the business segments that constituted the reportable segments were the Online Game segment, which consisted of PC games, mobile games and Web games; and the Platform Channel segment, which consisted primarily of online advertising services on the 17173.com Website and a relatively small amount of IVAS from the Dolphin Browser and RaidCall and online card and board games offered on the Dolphin Browser. Cinema advertising was not deemed to be significant enough to qualify as a separate, reportable segment and therefore was included in “Others.”

The Group disposed of the 7Road business in August 2015. As a result, the revenues from Web games were insignificant in 2016. As the Group’s cinema advertising business grew significantly in 2016, the revenues generated from the cinema advertising business in 2016 were greater than 10% of the combined revenues of all of the Company’s operating segments, which caused the cinema advertising business to constitute a separate reportable segment. As of December 31, 2016 the business segments that constituted the Company’s reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered on the Dolphin Browser and RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment. The Company has restated the presentation of reportable segments for prior periods to conform to this current presentation.

Year Ended December 31, 2016

(in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues:
Online game	380,537	15,171	—	—	395,708
Online advertising	—	39,409	—	—	39,409
Cinema advertising	—	—	68,542	—	68,542
IVAS	—	21,726	—	—	21,726

Total revenues	380,537	76,306	68,542	—	525,385
Cost of revenues:
Online game	94,900	1,240	—	—	96,140
Online advertising	—	10,104	—	—	10,104
Cinema advertising	—	—	45,959	—	45,959
IVAS	—	13,576	—	—	13,576
SBC (2) in cost of revenues	31	—	—	—	31

Total cost of revenues	94,931	24,920	45,959	—	165,810

Gross profit	285,606	51,386	22,583	—	359,575
Operating expenses:
Product development	97,990	20,748	—	—	118,738
Sales and marketing	26,898	12,720	16,353	—	55,971
General and administrative	36,032	6,070	3,540	—	45,642
SBC (2) in operating expenses	8,301	70	—	—	8,371

Total operating expenses	169,221	39,608	19,893	—	228,722

Operating profit	116,385	11,778	2,690	—	130,853
Interest income	21,562	67	—	(139)	21,490
Foreign currency exchange loss	4,905	203	—	—	5,108
Interest expense	(4,321)	(139)	—	139	(4,321)
Other income, net	13,964	1,378	181	—	15,523

Income before income tax expense	152,495	13,287	2,871	—	168,653
Income tax expense/(credit)	23,689	161	(2,267)	—	21,583

Net income	128,806	13,126	5,138	—	147,070
Less: Net income/(loss) attributable to the non-controlling interest	—	2,123	—	—	2,123

Net income attributable to Changyou.com Limited	128,806	11,003	5,138	—	144,947

Year Ended December 31, 2015

(in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	627,309	9,537	—	—	636,846
Online advertising	—	59,127	—	(1,295)	57,832
Cinema advertising	—	—	42,589	(16)	42,573
IVAS	—	24,385	—	—	24,385

Total revenues	627,309	93,049	42,589	(1,311)	761,636
Cost of revenues:
Online game	150,368	5,913	—	—	156,281
Online advertising	—	11,565	—	—	11,565
Cinema advertising	—	—	29,231	—	29,231
IVAS	—	19,649	—	—	19,649
SBC (2) in cost of revenues	37	(2)	—	—	35

Total cost of revenues	150,405	37,125	29,231	—	216,761

Gross profit	476,904	55,924	13,358	(1,311)	544,875
Operating expenses:
Product development	133,523	31,607	—	—	165,130
Sales and marketing	60,437	20,853	11,359	(1,311)	91,338
General and administrative	57,341	12,100	2,331	—	71,772
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	—	40,324	—	—	40,324
SBC (2) in operating expenses	14,957	32	—	—	14,989

Total operating expenses	266,258	104,916	13,690	(1,311)	383,553

Operating profit/(loss)	210,646	(48,992)	(332)	—	161,322
Interest income	24,886	79	—	(1,188)	23,777
Foreign currency exchange loss	2,858	96	—	—	2,954
Interest expense	(8,330)	(1,191)	—	1,188	(8,333)
Other income, net	64,912	382	(332)	—	64,962

Income/ (loss) before income tax expense	294,972	(49,626)	(664)	—	244,682
Income tax expense	53,186	193	676	—	54,055

Net income/(loss)	241,786	(49,819)	(1,340)	—	190,627
Less: Net income/(loss) attributable to the non-controlling interest	88	(22,245)	—	—	(22,157)

Net income/(loss) attributable to Changyou.com Limited	241,698	(27,574)	(1,340)	—	212,784

Year Ended December 31, 2014

(in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	647,719	4,289	—	—	652,008
Online advertising	—	67,403	—	(8,440)	58,963
Cinema advertising	—	—	44,683	(22,745)	21,938
IVAS	—	22,357	—	—	22,357

Total revenues	647,719	94,049	44,683	(31,185)	755,266
Cost of revenues:
Online game	138,483	3,084	—	925	142,492
Online advertising	—	15,412	—	(667)	14,745
Cinema advertising	—	—	21,490	—	21,490
IVAS	—	22,983	—	—	22,983
SBC (2) in cost of revenues	57	95	—	—	152

Total cost of revenues	138,540	41,574	21,490	258	201,862

Gross profit	509,179	52,475	23,193	(31,443)	553,404
Operating expenses:
Product development	148,310	44,734	—	—	193,044
Sales and marketing	77,526	191,072	4,047	(31,443)	241,202
General and administrative	80,836	21,574	2,253	—	104,663
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	3,225	49,057	—	—	52,282
SBC (2) in operating expenses	3,879	83	—	—	3,962

Total operating expenses	313,776	306,520	6,300	(31,443)	595,153

Operating profit/(loss)	195,403	(254,045)	16,893	—	(41,749)
Interest income	25,939	135	17	—	26,091
Foreign currency exchange loss	(458)	(210)	—	—	(668)
Interest expense	(6,452)	—	—	—	(6,452)
Other income, net	5,494	(1,591)	209	—	4,112

Income/(loss) before income tax expense	219,926	(255,711)	17,119	—	(18,666)
Income tax expense/(credit)	4,171	(3,992)	2,314	—	2,493

Net income/(loss)	215,755	(251,719)	14,805	—	(21,159)
Less: Net loss attributable to the non-controlling interest	—	(17,778)	—	—	(17,778)

Net income/(loss) attributable to Changyou.com Limited	215,755	(233,941)	14,805	—	(3,381)

Note (1):	The intercompany elimination for segment revenues mainly consists of sales and marketing services provided by the platform channel business and the cinema advertising business to the online game business.

Note (2):	“SBC” stands for share-based compensation expense.

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

27. RELATED PARTY TRANSACTIONS

The table below sets forth major related parties and their relationships with the Group

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
SoEasy	An associate of Sohu, over which Sohu has significant influence

Matching loans between Changyou and Sohu.

During 2015 and 2016, certain subsidiaries of the Company and certain subsidiaries of Sohu entered into a series of one year loan agreements, pursuant to which the subsidiaries of the Company are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Sohu subsidiaries are entitled to draw down equivalent RMB-denominated loans from the subsidiaries of the Company, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down. As of December 31, 2015 and 2016, the Company had drawn down from the Sohu subsidiaries loans in an aggregate principal amount of $170 million and $350 million, respectively, and Sohu had drawn down from the subsidiaries of the Company loans in an aggregate principal amount of RMB1.02 billion (approximately $157.1 million) and RMB2.21 billion (approximately $318.2 million), respectively. For the years ended December 31, 2015 and 2016, interest income that the Company earned from such RMB-denominated loans was $4.9 million and $9.8 million, respectively, and interest expense that the Company accrued for such U.S. dollar-denominated loans was $1.2 million and $3.1 million, respectively.

Matching loans between Changyou and SoEasy.

During 2015, certain subsidiaries of the Company and certain subsidiaries of SoEasy Internet Finance Group Limited (“SoEasy”) entered into a series of one year loan agreements pursuant to which the subsidiaries of the Company were entitled to draw down HK dollar-denominated loans from the SoEasy subsidiaries and the SoEasy subsidiaries were entitled to draw down equivalent RMB-denominated loans from the subsidiaries of the Company. During 2016 the Company repaid the subsidiaries of SoEasy all of the outstanding principal, in the amount of HK$100 million (approximately $12.9 million), under the loans and paid interest of HK$1.4 million (approximately $0.2 million), and the subsidiaries of SoEasy repaid the subsidiaries of the Company all of the outstanding principal, in the amount of RMB80 million (approximately $12.3 million), under the loans and paid interest of RMB4.7 million (approximately $0.7 million).

During 2016, certain subsidiaries of the Company and certain subsidiaries of SoEasy entered into a series of one year loan agreements pursuant to which the subsidiaries of SoEasy are entitled to draw down RMB-denominated loans from the subsidiaries of the Company, which in turn are entitled to draw down equivalent US dollar-denominated loans from the SoEasy subsidiaries, to facilitate each other’s business operations. Under the terms of the loan agreements, the subsidiaries of the Company will repay principal of the US dollar-denominated loans in an amount equal to the original principal amount of the equivalent RMB-denominated loans, divided by the RMB to US dollar exchange rate that is in effect on the date of the repayment. The resulting exchange gain or loss is recognized for each reporting period. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the loan agreements were entered into. As of December 31, 2016, the Company had drawn down from the subsidiaries of SoEasy loans in an aggregate principal amount of US$28.1 million and the subsidiaries of SoEasy had drawn down from the subsidiaries of the Company loans in an aggregate principal amount of RMB195 million (approximately $28.1 million).

For the year ended December 31, 2016, interest income that the Company earned from the RMB-denominated loans was $1.2 million, interest expense that the Company accrued for the US dollar-denominated loans was $0.7 million and exchange gain recognized was $1.9 million.

Loans between Changyou and Sohu

On October 24, 2016, AmazGame entered into a loan agreement (the “Sohu Loan Agreement”) with Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), a PRC company that is an indirect wholly-owned subsidiary of Sohu, pursuant to which Sohu Media may borrow from time to time from AmazGame up to RMB1.0 billion (or approximately US$148.64 million). The first request for an advance under the Sohu Loan Agreement was required to be made on or prior to December 31, 2016, and requests for further advances may be made for one year following the initial advance. Such one-year request period may be extended for another one-year period with the consent of AmazGame. Principal amounts outstanding under the Sohu Loan Agreement will bear interest at an annual rate of 6%. The outstanding principal of each advance will be due one year from the date of the advance, subject to extension for an additional year with the consent of AmazGame.

Also on October 24, 2016, Changyou and Sohu.com (Game) Limited (“Sohu Game”), a Cayman Islands company that is an indirect subsidiary of Sohu and is the direct parent of Changyou, entered into a share pledge agreement (the “Sohu Share Pledge Agreement”) pursuant to which Sohu Game pledged to Changyou an agreed-upon number of Changyou Class B ordinary shares of Changyou held by Sohu Game, to secure Sohu Media’s obligations under the Sohu Loan Agreement. The Sohu Share Pledge Agreement gives Changyou the right to apply the outstanding principal and accrued interest under the Sohu Loan Agreement to the repurchase of Changyou Class B ordinary shares from Sohu Game in the event that such principal and interest are not paid when due. As of the date of this report, Sohu Game had pledged to Changyou 13,704,663 Class B ordinary shares in Changyou held by Sohu Game.

As of December 31, 2016, Sohu Media had received advances aggregating RMB500 million (or approximately US$72.1 million) under the Sohu Loan Agreement. The Company earned interest income of $0.2 million from these loans in the year ended December 31, 2016.

During the years ended December 31, 2014, 2015 and 2016, significant related party transactions were as follows:

	For the year ended December 31, (in thousands)
Transactions with Sohu	2014	2015	2016
Services provided by Sohu
Sales and marketing services provided by Sohu	$10,401	$2,651	$1,039
Interest expense on matching loans	—	1,234	3,065

Services provided to Sohu
Interest income on matching loans	$—	$4,925	$9,799
Interest income on loan between Changyou and Sohu	—	—	207

	For the year ended December 31, (in thousands)
Transactions with SoEasy	2014	2015	2016
Services provided by SoEasy
Interest expense on matching loans	$—	$106	$662

Services provided to SoEasy
Interest income on matching loans	$—	$435	$1,244

As of December 31, 2015 and 2016, the amounts due to related parties were as follows:

	As of December 31, (in thousands)
	2015	2016
Due to Sohu (matching loans from Sohu)	$171,234	$350,000
Due to SoEasy (matching loans from SoEasy)	13,005	28,678

As of December 31, 2015 and 2016, amounts due from and prepayment to related parties were as follows:

	As of December 31, (in thousands)
	2015	2016
Due from Sohu (matching loans)	$161,834	$318,207
Due from Sohu (loans between Changyou and Sohu)	—	72,281
Due from SoEasy (matching loans)	12,740	29,019

The transactions are measured at the amount of consideration established and agreed by the related parties, which approximates amounts charged to third parties.

28. COMMITMENTS AND CONTINGENCIES

The Group has future rental commitments related to its bandwidth leasing charges, office rental, fees for operating rights for licensed games in development and certain other services as follows:

	Bandwidth leasing (in thousands)	Office rental (in thousands)	Fees for operating rights of licensed games in development (in thousands)	Others (in thousands)
2017	$4,662	$3,858	$1,271	$211
2018	245	2,898	348	—
2019 and thereafter	21	2,626	—	—

Total minimum payments required	$4,928	$9,382	$1,619	$211

Rental expenses, including bandwidth leasing charges and office rental, were approximately $48.4 million, $32.3 million, and $19.6 million, respectively, for the years ended December 31, 2014, 2015 and 2016 and were charged to the statement of comprehensive income as incurred.

The Group estimated future capital commitments related to expenditures for rights to titles and characters for games in development, operating rights of licensed games with technological feasibility and pre-film advertising slot rights to be as follows:

	Expenditures for rights to titles and characters for games in development (in thousands)	Expenditures for operating rights of licensed games with technological feasibility (in thousands)	Pre-film advertising slot rights (in thousands)
2017	$259	$4,178	$63,174
2018	1,197	15,122	46,971
2019 and thereafter	—	—	27,693

Total minimum payments required	$1,456	$19,300	$137,838

The Group did not have any other significant capital or other commitments or guarantees as of December 31, 2016.

The Group did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2016.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the Group’s business, financial condition or results of operations.

29. RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities such as AmazGame, Gamease, Gamespace and Guanyou Gamespace only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless the amount of the reserve fund has reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from PRC-based operating entities for working capital and other funding purposes, the Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to its shareholders.

30. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events or transactions needing recognition or disclosure found.

31. ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of Changyou.com Limited have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04.

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

For the Company’s VIEs, where the Company is the primary beneficiary, the amount of the Company’s investment is included in the balance sheet as “Interests in subsidiaries and variable interest entities” and the profit or loss of the VIEs is included in “Share of profit of subsidiaries and variable interest entities” in the statement of comprehensive income.

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

As of December 31, 2015 and 2016, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2015	2016
	US$	US$
Assets
Cash and cash equivalents	5,118	8,771
Restricted time deposits-current	478	—

Total current assets	5,596	8,771
Interests in subsidiaries and variable interest entities	1,368,978	1,109,496

Total assets	1,374,574	1,118,267

Liabilities and shareholders’ equity
Short-term bank loans	344,500	—
Accrued liabilities	595	500

Total current liabilities	345,095	500

Total liabilities	345,095	500

Shareholders’ equity
Class A ordinary shares (par value $0.01; 200,000 authorized; 34,089 and 34,501 issued and outstanding as of December 31, 2015 and 2016, respectively)	368	372
Class B ordinary shares (par value $0.01; 97,740 authorized; 70,250 and 70,250 issued and outstanding as of December 31, 2015 and 2016, respectively)	703	703
Additional paid-in capital	111,719	121,381
Treasury shares (2,730 and 2,730 shares, respectively, as of December 31, 2015 and 2016)	(35,323)	(35,323)
Statutory reserves	6,746	7,061
Retained earnings	951,367	1,095,999
Accumulated other comprehensive loss	(6,101)	(72,426)

Total shareholders’ equity	1,029,479	1,117,767

Total liabilities and shareholders’ equity	1,374,574	1,118,267

Financial information of Changyou.com Limited

Condensed Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,
	2014	2015	2016
	US$	US$	US$
Operating expenses:
General and administrative	5,329	21,784	11,937

Total operating expenses	5,329	21,784	11,937

Operating loss	(5,329)	(21,784)	(11,937)
Share of profit of subsidiaries and variable interest entities	7,390	241,741	149,183
Interest expense, net	(5,442)	(7,173)	(2,299)
Other non-operating income	—	—	10,000

Income/(Loss) before income tax expense	(3,381)	212,784	144,947

Net income/(loss)	(3,381)	212,784	144,947
Other comprehensive loss	(2,931)	(74,903)	(66,325)

Comprehensive income/(loss)	(6,312)	137,881	78,622

Condensed Statement of Cash Flows

(In thousands)

	For the year ended December 31,
	2014	2015	2016
	US$	US$	US$
Net cash (used in)/ provided by operating activities	(10,483)	(14,238)	4,001
Cash flows from investing activities:
Proceeds from/(Purchase of) time deposits	—	(478)	478
Proceeds relating to loans to subsidiaries	4,241	35,411	343,674

Net cash provided by investing activities	4,241	34,933	344,152
Cash flows from financing activities:
Proceeds of loans from offshore banks	370,000	—	—
Repayment of loans from offshore banks	(353,331)	(25,500)	(344,500)
Payment for repurchase of shares	(3,577)	(14,506)	—

Net cash provided by/(used in) financing activities	13,092	(40,006)	(344,500)

Net increase/(decrease) in cash and cash equivalents	6,850	(19,311)	3,653

Cash and cash equivalents at beginning of year	17,579	24,429	5,118

Cash and cash equivalents at end of year	24,429	5,118	8,771