Form 20-F
period 2017-12-31
Changyou.com Ltd
filed 2018-02-28
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Yaobin Wang

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,186,420 Class A ordinary shares, par value $0.01 per share, and 70,250,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                    Accelerated filer  ☒

Non-accelerated filer  ☐                                      Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

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

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “Changyou,” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entities;

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the Nasdaq Global Select Market under the symbol “SOHU”;

•	“Sohu” or “Sohu Group” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entities;

•	“PC games” refers to interactive online games that may be accessed and played simultaneously by hundreds of thousands of game players through personal computers with local game client-end access software installation requirements. In previous annual reports, we have sometimes used the terms “MMOGs” and “MMORPGs” when referring to these client-end installed games played through personal computers;

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“Web games” are online games that are played through a Web browser with no local game software installation requirements;

•	“Mobile games” are online games that are played on mobile devices and require an Internet connection;

•	“Tian Long Ba Bu” refers to the popular novel of that name by the famous Chinese writer Louis Cha, from whom we have obtained an exclusive license to develop and operate PC games and mobile games based on the title and characters of that novel;

•	“TLBB” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to a mobile game that we developed based on the title and characters of Tian Long Ba Bu, and was launched in October 2014;

•	“Legacy TLBB” refers to another mobile game that we developed based on the title and characters of Tian Long Ba Bu, which is operated by Tencent Holdings Limited, or Tencent, under license from us and was launched in May 2017;

•	“IVAS” refers to our Internet value-added services;

•	“VIE” refers to an entity that is a variable interest entity under U.S. GAAP, including a subsidiary of an entity that is a variable interest entity under U.S. GAAP;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, par value $0.01 per share;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“RMB” refers to the Renminbi, which is the legal currency of China; and

•	“US$,” U.S. dollars,” and “$” refer to the United States dollar, which is the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017 and audited consolidated balance sheets as of December 31, 2016, and 2017.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2015, 2016, and 2017 and the consolidated balance sheets data as of December 31, 2016 and, 2017 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2013 and 2014 and our consolidated balance sheets data as of December 31, 2013, 2014, and 2015 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not indicate the results that may be expected for any future periods.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Online game	669,168	652,008	636,846	395,708	449,533
Online advertising	49,998	58,963	57,832	39,409	25,129
Cinema advertising	13,307	21,938	42,573	68,542	91,419
IVAS	5,402	22,357	24,385	21,726	14,180

Total revenues	737,875	755,266	761,636	525,385	580,261
Cost of revenues:(1)
Online game	93,306	142,549	156,318	96,171	62,774
Online advertising	13,827	14,838	11,565	10,104	6,660
Cinema advertising	17,518	21,490	29,231	45,959	84,944
IVAS	1,786	22,985	19,647	13,576	9,408

Total cost of revenues	126,437	201,862	216,761	165,810	163,786

Gross profit	611,438	553,404	544,875	359,575	416,475
Operating expenses:
Product development(1)	119,909	194,113	170,605	121,619	131,032
Sales and marketing(1)	128,830	241,307	92,355	56,543	60,917
General and administrative(1)	57,191	107,451	80,269	50,560	47,163
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business(2)	—	52,282	40,324	—	86,882

Total operating expenses	305,930	595,153	383,553	228,722	325,994

Operating profit/(loss)	305,508	(41,749)	161,322	130,853	90,481
Interest income	28,455	26,091	23,777	21,490	32,319
Foreign currency exchange gain/(loss)	(5,936)	(668)	2,954	5,108	(5,196)
Interest expense	(8,835)	(6,452)	(8,333)	(4,321)	(4,372)
Other income	3,613	4,112	64,962	15,523	9,374

Income/(loss) before income tax expense	322,805	(18,666)	244,682	168,653	122,606
Income tax expense	36,383	2,493	54,055	21,583	40,767

Net income/(loss)	286,422	(21,159)	190,627	147,070	81,839
Less: Net income attributable to the mezzanine classified non-controlling interest shareholders	17,780	—	—	—	—
Less: Net gain/(loss) attributable to the non-controlling interest shareholders	—	(17,778)	(22,157)	2,123	(26,995)

Net income/(loss) attributable to Changyou.com Limited	268,642	(3,381)	212,784	144,947	108,834

Net income/(loss)	286,422	(21,159)	190,627	147,070	81,839
Change in foreign currency translation adjustment (net of tax of nil, nil, and nil, respectively)	33,600	(2,949)	(74,904)	(66,321)	68,028
Available-for-sale securities:
Change in unrealized gain/(loss) (net of tax of nil, nil, and nil respectively)	—	18	(1,454)	—	—
Less: reclassification adjustment for net gain included in net income/ (loss) (net of tax of nil, nil, and nil, respectively)	—	—	1,436	—	—
Net change in unrealized gain/ (loss) on available-for-sale securities, net of tax	—	18	(18)	—	—
Total Other comprehensive income/ (loss)	33,600	(2,931)	(74,922)	(66,321)	68,028

Comprehensive income/(loss)	320,022	(24,090)	115,705	80,749	149,867
Comprehensive income attributable to the mezzanine classified non-controlling interest shareholders	17,780	—	—	—	—
Comprehensive income/(loss) attributable to the non-controlling interest shareholders	—	(17,778)	(22,176)	2,127	(26,995)

Comprehensive income/(loss) attributable to Changyou.com Limited	302,242	(6,312)	137,881	78,622	176,862

Cash dividend per share	—	—	—	—	—

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands, except for per share and per ADS data)
Basic net income/(loss) per share	2.53	(0.03)	2.03	1.39	1.03
Diluted net income/(loss) per share	2.52	(0.03)	2.01	1.36	1.02
Basic net income/(loss) per ADS	5.06	(0.06)	4.06	2.78	2.06
Diluted net income/(loss) per ADS	5.04	(0.06)	4.02	2.72	2.04
Weighted average number of ordinary shares outstanding, basic	106,252	105,722	104,924	104,560	105,188
Weighted average number of ordinary shares outstanding, diluted	106,676	105,722	105,762	106,278	106,570
Weighted average number of ADS outstanding, basic	53,126	52,861	52,462	52,280	52,594
Weighted average number of ADS outstanding, diluted	53,338	52,861	52,881	53,139	53,285

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands)
Cost of revenues	101	152	35	31	73
Product development	475	1,069	5,475	2,881	6,163
Sales and marketing	74	105	1,017	572	1,212
General and administrative	624	2,788	8,497	4,918	9,945

(2)	In 2014, we recognized a total impairment loss of $52.3 million for goodwill and acquired intangible assets related to RaidCall, which we acquired in 2013 and was unable to provide expected synergies with our online games business. For the goodwill impairment and impairment losses recognized in 2015 and 2017, please refer to “Item 5. Operating and Financial Review and Prospects – Results of Operations – Operating Expenses.”

Selected Consolidated Balance Sheet Data

	As of December 31,
	2013	2014	2015	2016	2017
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	548,484	220,794	569,917	597,188	571,139
Restricted time deposits	424,674	417,442	354,739	—	—
Accounts receivable, net	35,996	77,969	67,959	47,150	91,636
Short-term investments	2,827	191,577	174,515	233,491	404,584
Fixed assets, net	246,674	243,837	214,306	189,770	189,947
Total assets	1,585,212	1,547,965	1,779,506	1,708,037	1,922,023
Receipts in advance and deferred revenue	43,842	39,178	42,166	43,541	42,917
Short-term bank loans	410,331	25,500	344,500	—	—
Long-term bank loans	—	344,500	—	—	—
Total liabilities	671,696	605,267	720,257	559,873	606,666
Non-controlling interests	17,178	52,310	29,770	30,397	3,352
Total shareholders’ equity	913,516	942,698	1,059,249	1,148,164	1,315,357
Total liabilities, mezzanine equity and shareholders’ equity	1,585,212	1,547,965	1,779,506	1,708,037	1,922,023

Risk Factors

Risks Related to Our Business and Our Industry

Overall Risks

The markets for our products and services are evolving rapidly and significantly, which makes evaluating our business and prospects difficult.

Our three primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. Our businesses and the industries in which we operate are evolving rapidly. We were incorporated on August 6, 2007 in the Cayman Islands and began our online game business as an indirect wholly-owned subsidiary of Sohu.com Inc. In 2007 Sohu transferred all of its PC game business to us. In 2011 we acquired 7Road and began generating Web game revenues. In 2012, we began to develop and operate mobile games, but did not begin to generate any significant revenues from mobile games until late in 2014 when we launched TLBB 3D; and in May 2017, we successfully launched another in-house developed mobile game, Legacy TLBB, which is operated by Tencent under license from us. In August 2015, as revenues from our Web games Wartune and DDTank had begun to decline, we sold 7Road’s operating entity and as a result we have no remaining significant Web games in operation or development. In 2011, we began to expand into the platform channel business with our acquisition from Sohu of the 17173.com Website, which operates our online advertising business. In December 2013, we acquired RaidCall, which operates free social communication software; and in July 2014 we acquired a majority interest in MoboTap Inc., or MoboTap, a Cayman Islands company that operates the Dolphin Browser. However, our acquisitions of RaidCall and MoboTap were not successful, as expected synergies did not materialize. In 2011, we acquired the entities that operate our cinema advertising business. Our cinema advertising business experienced strong growth in 2016 and 2017 and has become a significant part of our overall business, but we may not be able to sustain that growth.

Our past successes in our online games business with PC games may not provide a meaningful basis for you to evaluate our current business and prospects, as game players increasingly migrate from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline.

In response to such rapid migration, we have devoted and we expect to continue to devote substantial resources to the development of our mobile games as a critical component of our business strategy. However, our mobile games strategy has not been proven, and presents very different challenges from those presented in the past by our operation of PC games and Web games. Despite the early success of our mobile game TLBB 3D after we introduced it in late 2014 and of our mobile game Legacy TLBB after we launched it in May 2017, the popularity of, and the revenues generated from, TLBB 3D declined through 2017, and we cannot assure you that Legacy TLBB will continue to be popular and profitable. We cannot be certain that we will be successful in our efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow our mobile game business.

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

Competition in the online game market in China is becoming increasingly intense. We compete primarily with other online game developers in China, including Tencent and NetEase.com, Inc. Many of our competitors have, or may over time be able to gain, competitive advantages over us in terms of:

•	greater financial and technical resources;

•	more aggressive and effective strategies for hiring talent for game development, which may make it difficult for us to retain our existing employees and attract new employees, which are necessary for us to be able to grow our business;

•	substantially greater financial resources and more effective methods for acquiring exclusive license rights to the titles, characters, themes and story lines of popular works in order to adapt online games from such works (which has become increasingly important for new online games to be successful);

•	more aggressive and effective marketing strategies for promoting their online games and penetrating the mobile game market; and

•	more capability for developing and releasing new software for mobile devices to attract a growing number of game players that access Internet products and services through mobile devices.

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

Our revenues grew significantly in a relatively short period of time prior to 2014, but our revenue growth stalled in 2014 and 2015, and our revenues decreased in 2016. Primarily due to the commercial success of TLBB, our revenues grew from $623.4 million for the year ended December 31, 2012 to $737.9 million for the year ended December 31, 2013. However, our revenues increased only slightly to $755.3 million and to $761.6 million, respectively, for the years ended December 31, 2014 and 2015; and our revenues decreased to $525.4 million for the year ended December 31, 2016. Although our revenues increased from 2016 to $580.3 million for the year ended December 31, 2017, largely due to the early success of our mobile game Legacy TLBB, they remained below our revenues for 2013, 2014, and 2015. Even if our revenues increase in future years, we are not likely to experience rates of revenue growth in the future similar to those that we experienced prior to 2014. We suffered a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014. Our net income attributable to Changyou.com Limited was $212.8 million for the year ended December 31, 2015, but decreased to $144.9 million for the year ended December 31, 2016 and to $108.8 million for the year ended December 31, 2017. We also may experience declines in our revenues or suffer net losses in the future due to a number of factors, including, among other things, expected continued declines in TLBB’s, Legacy TLBB’s and TLBB 3D’s revenues; the uncertain level of popularity of our future games; uncertainty as to our ability to develop and launch high-quality mobile games that are commercially successful; the relatively higher game development and distribution costs generally associated with mobile games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to our ability to integrate such newly acquired games, technologies, assets, and businesses. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

Our previous and any future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.

We have made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the China market and expand our business domestically and internationally. Such acquisitions or strategic alliances may expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel including our continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business. In addition, acquired businesses may not perform to our expectations for various reasons, including the loss of key personnel or key clients, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired technologies, businesses and assets or realize the expected benefits, we may not receive a return on our investment and our transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations. For example, in December 2013, we acquired RaidCall with the expectation of generating benefits from synergies with our online game business; in November 2013 we acquired Beijing Doyo Internet Technology Co., Ltd., or Doyo, with the expectation of generating benefits from synergies with our online advertising business, and in July 2014 we acquired MoboTap, which operates the Dolphin Browser, with the expectation of generating benefits from synergies with our platform channel business. In 2014 we recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall; in 2015 we sold Doyo and recognized a $1.9 million impairment loss for goodwill; in 2015 we recognized a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for acquired intangible assets relating to the MoboTap business; and in 2017 we recognized a further $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets relating to the MoboTap business, as a result of our management’s conclusion that the expected synergies would not materialize.

We are dependent upon our management and upon our key development and technical personnel, and our business may be disrupted if we lose the services of any of them.

Our future success depends substantially on the services of the members of our management and our key development and technical personnel, such as our Chief Executive Officer Dewen Chen and our key game development personnel. If one or more of the members of our management or key development or technical personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily, or at all. If any of the members of our management or our key employees joins a competitor or forms a competing company, not only would we lose know-how, key professionals, staff members and suppliers, but such members of our management and key employees could develop and operate games and other services that could compete with and take game players and users away from our existing and future business. Although each of these members of our management and key personnel has entered into an employment agreement with non-competition provisions, these non-competition provisions may not be enforceable in China.

Our prospects for growth may be adversely affected if we cannot successfully manage and make timely adjustments to our hiring needs to support our business strategies.

The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and our success in the implementation of our growth strategies depends on our ability to successfully manage, and make timely adjustments to, our hiring needs. The number of our employees decreased by 41.9% in 2015, by 13.0% in 2016, and by 13.0% in 2017, as we emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. These layoffs could have an adverse effect on our remaining employees’ morale and their loyalty to us, and cause us to lose employees whose talent and experience are important for our business, and could also have a negative impact on our reputation as an employer and our ability to attract qualified employees in the future. Laid-off employees could also make claims against us for additional compensation, causing us to incur additional expense.

We may not have exclusive rights to trademarks, designs and technologies that are crucial to our business.

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including ChangYou.com, cyou.com, TLBB, TLBB logos, New Blade Online, 17173, TLBB 3D, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. We have succeeded in registering the trademarks ChangYou.com, cyou.com, TLBB, TL logos, 17173 and Dolphin Browser in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the State Administration for Industry & Commerce of the PRC, or the SAIC, and relevant authorities overseas. We have applied for patents relating to the design of our games and to technology intended to enhance the functionalities of our games. We have various patent applications under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAIC, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

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

The online game industry, from which we derive most of our revenues, is a rapidly evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	the availability and popularity of other forms of entertainment, particularly games on console systems, which are already popular in developed countries and may gain popularity in China;

•	growth in users of the Internet and broadband and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether recent declines in the use of personal computers and growth in users of mobile devices such as smart phones and tablets in general, and for purposes of accessing online games in particular, continue or accelerate in China and other markets in which we offer our games;

•	changes in consumer demographics and public tastes and preferences; and

•	general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and from 2014 through 2017.

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

We currently depend on TLBB for a significant portion of our revenues, and continued decrease in the popularity of TLBB or interruption in its operation will adversely affect our results of operations.

We currently rely on TLBB for a significant portion of our revenues. We launched TLBB in May 2007 and, despite our efforts to improve TLBB, our game players have nevertheless lost interest in it over time as the relative popularity of PC games that are accessed through personal computers continues to decline and TLBB’s popularity, revenues, and profitability have continued to decline. See “We may not be successful in operating and improving our games to satisfy the changing demands of game players.”

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

The market demand for PC games in general, and for the PC games that we operate in particular, can be expected to continue to decline, and the number of game players of PC games can be expected to continue to decrease, which will have an adverse effect on our online game business and prospects.

A significant portion of our online game revenues is generated from our PC games, and from TLBB in particular. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as game players increasingly switch to mobile devices to access online games. It has become increasingly difficult for PC game developers and operators to retain existing players of their games and the number of game players who are willing to spend time and money to play new PC games continues to decrease. If this downward trend accelerates, it may make it increasingly difficult for our existing PC games in general, and TLBB in particular, to slow the decline in their popularity and for our new PC games to ever become commercially successful; the game player base of our PC games in general, and of TLBB in particular, may shrink at a more rapid pace, which would accelerate and increase our costs to acquire and retain players of our PC games and would have a negative impact on our online game revenues. In addition, our PC games generally produce relatively higher profit margins for us than do our mobile games, because we must distribute our mobile games through third-party mobile game distributors or mobile application stores and enter into revenue-sharing arrangements with such distributors or mobile application stores. Accordingly, any decrease in our revenues from our PC games may have a relatively larger negative impact on our overall profits.

As mobile devices such as tablets, mobile phones and other devices other than personal computers are increasingly used to access online games, we must continue to acquire or develop increasing numbers of mobile games that work on such devices.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets. We believe that, for our business to be successful, we will need to continue to develop versions of our existing games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the development, support, and maintenance of games for such devices. Since 2014 we have been investing, and we expect to continue to invest, significant amounts in the development, promotion and operation of games for mobile devices. If we are unable to successfully expand the types of devices on which our existing and future games are available; if mobile versions of games that we develop for such devices do not function well or are not attractive to users and game players; if, as we expect will occur over time, the popularity and revenues of our mobile game Legacy TLBB decline; or if the other mobile games that we have launched, or expect to launch in the future, are not successful, we may not be able to maintain or increase our revenues and recoup our investments in the mobile market.

Our mobile game Legacy TLBB is currently generating a significant portion of our revenues. We increasingly rely on dominant third-party game distributors and operators that obtain licenses from us to market, distribute, and operate our mobile games, including Legacy TLBB, which is operated by Tencent under a license from us. If we are not able to establish and maintain collaborative relationships with Tencent and other dominant third-party game distributors and operators for our existing and future mobile games, it is likely that we will not be able to maintain or expand our mobile game business.

Our mobile game Legacy TLBB has been generating a significant portion of our revenues since its launch in May 2017. We increasingly rely on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate our mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in China, is the exclusive operator and distributor of Legacy TLBB under license from us, and shares with us the revenues generated by the game. For the year ended December 31, 2017, revenues from Legacy TLBB were $139.5 million, accounting for approximately 31% of our online game revenues and approximately 24% of our total revenues. If Tencent terminates the current licensing arrangements with us for Legacy TLBB or curtails its marketing efforts to promote Legacy TLBB, or if we are not able to establish and maintain collaborative relationships with other dominant game distributors and operators in China for our existing and future mobile games on commercial terms that are acceptable to us, it will be difficult for us to maintain or expand our mobile game business. In addition, we rely on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in our mobile games, and to pay to us the pre-agreed revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays us, which has placed, and may continue to place, constraints on our cash flow.

Our business will suffer if we are unable to develop successful high-quality games for mobile devices, expand our game portfolio with a variety of genres that are appealing to game players, monetize mobile games we develop, or acquire and maintain for a reasonable period the popularity and revenue levels of any of our mobile games that are successful.

Developing high-quality games for mobile devices is an important component of our online game strategy. China’s mobile games market recently has been dominated by a small number of high-quality games, which collectively generate a substantial majority of the total revenues and profits of all mobile games in the market. We have devoted and we expect to continue to devote substantial resources to the development of our mobile games, focusing on those that we believe have the potential to become high-quality games. Despite the early success of our mobile game Legacy TLBB, we cannot guarantee that we will be able to develop additional high-quality games that appeal to players or, even if we are able to develop high-quality games that are successful, that such games will have lifespans that are long enough to generate an acceptable level of revenues, as mobile games tend to have relatively shorter lifespans than PC games. In addition, we may encounter difficulty in integrating features into games developed for mobile devices that a sufficient number of players will pay for, or in otherwise sufficiently monetizing mobile games. As the mobile-device market in China is saturated or near saturation, mobile-game developers and operators have increasingly devoted substantial resources to the expansion of their mobile-game portfolios with a variety of genres, such as MMORPG, multiplayer online battle arena (“MOBA”) games, or first person shooter (“FPS”) games, that are appealing in the mobile game market, in order to acquire and retain game players and maintain or increase revenues from the games. However, we have not been successful in the development of mobile games other than those in the MMORPG genre. If we are unable to develop successful high-quality games and expand our game portfolio with games in a variety of genres that are in line with market trends, or implement successful monetization strategies for our mobile games in general, our ability to maintain or grow revenues will be adversely affected.

Our ability to successfully develop and monetize games for mobile devices will depend on our ability to:

•	expand the portfolio of mobile games, and particularly high-quality games, in a variety of genres that we develop in-house and license from third-party developers;

•	effectively develop new mobile games for multiple mobile operating systems and mobile devices;

•	anticipate and effectively respond to the growing number of players switching to mobile games, the changing mobile landscape, and the interests of players;

•	attract, retain and motivate talented game designers, product managers and engineers with experience in developing games for mobile devices;

•	minimize launch delays and cost overruns on the development of new games;

•	effectively monetize mobile games without degrading the social game experience for our players;

•	develop games that provide for a compelling and optimal user experience through existing and developing third- party technologies, including third-party software and middleware utilized by our players; and

•	acquire and successfully integrate high-quality mobile game assets, personnel, and companies.

Further, even if we develop or acquire license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from our mobile game TLBB 3D, which was launched in October 2014, declined sequentially through 2017, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for us to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in our pipeline.

If we are unable to develop or acquire new mobile games in general, and high-quality games in particular, that are successful, or to maintain for a reasonable period the popularity and revenue levels of any mobile games that we develop or acquire that are successful, we may not be able to recoup our development and acquisition costs and our ability to expand our business in the future is likely to be impeded.

We believe that the chance of success for online games is improved if they are adapted from the titles, characters, themes, and story lines of popular works of Chinese and foreign authors. However, there are many risks and uncertainties related to obtaining the rights to adapt such works for online games, and our games adapted from such works may not be successful.

We believe that, in order for many of the new online games that we develop to be successful in China, it is important for us to obtain license rights, and preferably exclusive license rights, to adapt the titles, characters, themes and story lines of popular works for use in the games. For example, we developed and we operate our PC game TLBB and our mobile games Legacy TLBB, and TLBB 3D with various features that are included in reliance on the rights under our existing license agreements with the Chinese martial arts author Louis Cha with respect to his popular novel Tian Long Ba Bu. We believe that these features have had a critical role in attracting and retaining many of the players of TLBB, Legacy TLBB, and TLBB 3D. However, it can be difficult to identify a sufficient number of such works that are suitable for adaptation for use in online games, and we face significant competition for the rights to such works from other online game companies that also adapt their online games from popular works. Obtaining license rights, and particularly exclusive license rights, to adapt suitable works for use in online games can involve significant expense, as the license fees, and the percentage of revenues from the games adapted from such works, payable to authors have continued to rise as competition for such license rights has intensified. In addition, we have previously obtained, and intend to continue to seek to obtain, license rights for works from certain authors in foreign countries, and our ability to obtain such rights has previously been, and may be in the future be, adversely affected by greater scrutiny of such works, and a stricter approval process for permission to obtain such rights, by relevant Chinese authorities compared to the scrutiny of and approval process applicable to domestic works.

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

We may not be able to arrange for our mobile games to be distributed through our desired popular third-party mobile application stores with commercial terms, including revenue-sharing arrangements, that are favorable enough to us to allow us to achieve an acceptable level of profit from the games. Our profits from mobile games, even if the games are successful, are likely to be relatively lower than the profits we generate from PC games, because, in order to gain access for our games on mobile application stores, we must enter into revenue-sharing arrangements that generally result in lower profit margins than those generated from our PC games. Due to market competition and pressures, only a handful of third-party mobile application stores and other game distribution channel providers have survived and, of the remaining providers, an even smaller number of key providers, including Tencent and Mobile Hardcore Alliance, collectively control a substantial share of the market. As a result, we have reduced leverage and weaker bargaining power in business negotiations with game distribution channel providers, which may lead to our being forced to agree to receiving relatively low revenue-sharing percentages for many of our mobile games.

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

A relatively large number of mobile games are typically available at any given time in the markets in which we launch and operate our mobile games, and such games compete for attention from the same game player population that we target. Our ability to successfully promote and monetize our mobile games will depend on our ability to adopt and effectively implement innovative marketing strategies, and particularly precision marketing through new media such as Weibo, WeChat, bilibili.com Website and other online game forums, targeting potential mobile game players in general, and game players in specific demographic groups for certain games in particular, and our ability to cross-market mobile games to players of our current PC games and mobile games. For example, we previously relied heavily on top-game lists published by the iOS-based mobile application store to market our mobile games. That store has recently ceased publishing such lists, and we have not identified or developed other effective marketing strategies to promote those games, which we believe has had an adverse effect on the popularity of the affected games. If we fail to adopt and implement such marketing and cross-marketing strategies, or if the marketing strategies of our competitors are more innovative and effective than ours, our mobile games will be less likely to be successful and as a result we may not be able to achieve an acceptable level of revenue from those games.

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

With our increasingly diversified game portfolio, we cannot assure you that players of our existing games will not be attracted to play other newly launched games, including our new mobile games. If this occurs, it will decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. For example, revenues generated from our mobile game TLBB 3D decreased significantly in the second quarter of 2017, and we believe that this may have been due in part to the launch of our mobile game Legacy TLBB in May 2017. Game players who switch from playing our existing games to our new games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, resulting in an adverse effect on our overall revenues. In addition, game players’ switching from playing our existing PC games to our new mobile games, as well as from our in-house developed games to our licensed games, could cause our overall online game profits to be relatively lower, as our profits from mobile games and licensed games tend to be relatively lower as a result of revenue-sharing arrangements.

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

All online games have limited lifespans. We must launch new games that can generate additional revenue and diversify our revenue sources in order to remain competitive. We will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot assure you that we will be able to meet our timetable for new game launches or that our new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources, failure to obtain or delays in obtaining relevant governmental authorities’ approvals and adverse developments in our relationships with the licensors or third-party operators of our new games could result in delayed launching of our new games or the cancellation of the development of our pipeline games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB, Legacy TLBB, and TLBB 3D have been, and you should not view our historical game revenues or the success of TLBB, Legacy TLBB, and TLBB 3D as indications of the commercial success of any of our new or future games. We may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to generate sufficient revenues from new games to sustain or grow our revenues or to recover our product development costs and sales and marketing expenses, which can be significant. If we acquire and pay for a license giving us the right to adapt an online game from an author’s work, but do not complete the development and introduction into the market of the game, or we introduce the game but it is not successful, we may not be able to recover the license fees we have paid.

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

We make frequent improvement and updates to our online games, which may contain bugs or flaws that become apparent only after the updated games are accessed by users, particularly as we launch new updates under tight time constraints. If for any reason programming bugs or flaws are not resolved in a timely fashion, we may lose some of our users, and third-party operators that license or jointly operate our games may seek to recover damages from us, which could have an adverse effect on our results of operations, and could harm our reputation and the market acceptance of our games.

Breaches in the security of our server network, or cloud-based servers that we lease from third-party operators, could cause disruptions in our service or operations, facilitate piracy of our intellectual property, or compromise confidential information of our game players and our business.

We store on our servers, including physical servers that we own or rent and cloud-based servers that we lease from third-party operators, and transmit over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of our business and some of which is highly-confidential information concerning our business and our game players. In addition, the expansion of our business to include mobile games and our need to comply with PRC regulations requiring real-name registration of our game players are likely to cause the amount of personal data concerning our game players that is transmitted over our networks to increase over time. Any breaches by hackers of our network or of cloud-based servers we lease from third-party operators could cause severe disruptions in our game development and operations and other business activities, allow piracy of the source code used in the operation of our games and allow pirated versions of our games to enter the marketplace, or result in the release of confidential personal or financial information of our game players or confidential information concerning our business, any of which could have an adverse impact on our business, our revenues, and our reputation among game players. In order to minimize the likelihood of such breaches as our business expands and the amount of confidential and sensitive data increases, we expect that we will need to expend considerable resources to maintain and enhance the effectiveness of our security systems.

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

We rely for our revenues on the spending of our game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, went from 7.7% in 2013, to 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, and to 6.9% in 2017. Such growth may also slow in the future, which could in turn result in a reduction in spending by our game players.

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

Our online advertising revenues of $25.1 million for the year ended December 31, 2017, which were mainly derived from the operation of the 17173.com Website, represented 4.3% of our total revenues for the year, and represented a decline of $14.3 million, or 36%, from our online advertising revenues for the year ended December 31, 2016. Our ability to avoid further declines in, or grow, our online advertising revenues may be adversely affected by any of the following risk factors:

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

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2017 we engaged nine advertising agencies, which contributed approximately 99.6% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect our online advertising growth, as we book our online advertising revenue net of our sales rebates to advertising agencies.

Risks Related to the Cinema Advertising Business

There are uncertainties regarding the future growth of the cinema advertising industry in China.

Our cinema adverting business experienced strong growth in 2016 and 2017 and has benefited from robust growth in China’s cinema and movie industry in recent years. If the recent growth in China’s cinema and movie industry slows or the industry declines in the future, pre-film advertising slots are likely to become less attractive to advertisers, which would have an adverse effect on our cinema advertising business. In addition, advertisers are increasingly turning to new advertising formats, such as video streaming, as Internet technology develops. If pre-film advertising becomes less attractive to advertisers than such new formats, our cinema business will be adversely affected. Moreover, the rapid growth of our cinema advertising business in recent years placed strain on our management personnel, systems and resources. We may not be able to efficiently or effectively implement our growth strategies and manage the growth of our cinema advertising business, and any failure to do so may limit our future growth and hamper our overall business strategy.

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

Our cinema advertising business generates revenues through contracts that we enter into with advertisers to place their advertisements in the pre-film advertising slots that we have purchased from operators of movie theaters. We rely on our sales force to identify and sell pre-film advertising slots to potential advertisers. If we cannot maintain a stable and capable sales force or if we are unable to sell to advertisers a large enough portion of the pre-film advertising slots, we may not be able to generate sufficient revenues to recoup our upfront payments and additional committed payments under the contracts with the operators of the movie theaters. Any failure by us to develop, maintain or expand cooperative relationships with advertisers could cause our cinema advertising revenues to decrease.

The prospects for growth of our cinema adverting business may be adversely affected by the promulgation, implementation, and interpretation of PRC laws and regulations concerning cinema adverting.

Under the Notice on Strengthening the Administration of Cinema Advertising and the Notice on Further Regulating the Administration of the Cinema Advertising, effective on July 2004 and February 2009, respectively, cinema advertising operators and the content of cinema advertisements must comply with the Advertising Law of the People’s Republic of China, or the New Advertising Law, issued by the Standing Committee of the National People’s Congress and effective on September 1, 2015, and other relevant laws and regulations. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Film Industry Promotion Law of PRC, or FIPL, which became effective on March 1, 2017. Among other things, the FIPL forbids the displaying of advertisements during the presentation of a feature film. If any existing or future PRC laws or regulations, or their implementation or interpretation by the relevant authorities, place burdensome restrictions on cinema advertising, our cinema advertising business may be adversely affected.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of the date of this report, Sohu holds approximately 68.0% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controls approximately 95.4% of the total voting power in Changyou due to the additional voting power of the Class B ordinary shares it holds. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of any member of our Board of Directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

While the Chinese economy has grown significantly in the past 35 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. Partly as a result of these measures, the real estate market in the PRC experienced significant declines in those years. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 7.7% in 2013, to 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, and to 6.9% in 2017. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players or if they cause our advertising clients to reduce their spending for our online advertising services on the 17173.com Website.

Uncertainties with respect to the PRC legal system, including the PRC tax system, could have a material adverse effect on us.

We conduct most of our operations in China through our principal PRC WFOEs AmazGame, Gamespace and Beijing Baina Technology, and our principal VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to WFOEs. Our VIEs are generally subject to laws applicable to domestic companies in China. We are subject to PRC taxes, including corporate income tax and value-added tax, with respect to our operations in China. The PRC legal system is based on written statutes and regulations. Prior court decisions may be cited for reference but have limited precedential value. The PRC legal system, including the PRC tax system, continues to rapidly evolve, the interpretations of laws and regulations are not always uniform and enforcement of laws and regulations involves discretion of the enforcing authorities and uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturning of a local government’s decisions by a higher level of government. These uncertainties may limit legal protections available to us and require us to expend substantial resources and management attention and effort in monitoring the development of, and ensuring our compliance with, existing and future PRC laws and regulations. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. For example, an amendment adopted on November 4, 2017 by the Standing Committee of the National People’s Congress of the Unfair Competition Law of the PRC, or the Unfair Competition Law, effective January 1, 2018, stipulates, among other things, that, without the other Internet business operator’s consent, an Internet business operator may not insert links into Internet products or services of another Internet business operator in order to re-direct user traffic; may not mislead or compel users to modify, terminate, or un-install any Internet products or services of another Internet business operator; and may not take actions in bad faith to cause an Internet product or service of another Internet business operator to be unusable by users of the other business operator’s properties.

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

Our online game revenues are collected through the online sale of game points and sale of our prepaid cards, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which was jointly issued by the MOC and the MOFCOM in 2009. PRC laws and regulations, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the PRC is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the PRC must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. On December 1, 2016, the MOC issued Notice of Ministry of Culture on Regulating Online Game Operation Strengthening Interim and Ex-post Supervision, or the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice stipulates that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency. We must tailor our business model carefully, including designing and operating our databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current PRC laws and regulations, including the Virtual Currency Notice and the Online Game Operation Notice, in a manner that in many cases can be expected to result in relatively lower sales of our game coins and an adverse impact on our online game revenues.

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

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC and foreign companies and could adversely affect our business.

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

On August 4, 2017, the General Office of the State Council issued the Notice of the General Office of the State Council on Furthering the Guiding Opinions of the National Development and Reform Commission, the Ministry of Commerce, the People’s Bank of China, and the Ministry of Foreign Affairs Further Guiding and Regulating Offshore Investment, or the Offshore Investment Opinions. Under the Offshore Investment Opinions, offshore investments in real estate, hotels, movie theaters, entertainment, and sports clubs are placed in a restricted category of offshore investments that are subject to heightened review by and approval of relevant PRC governmental authorities, which may limit our ability to make offshore acquisitions or investments in those areas.

On December 26, 2017, the National Development and Reform Commission, or the NDRC, issued the Administrative Measures for the Offshore Investment by Enterprises, or the Offshore Investment Measures, effective March 1, 2018. Under the Offshore Investment Measures, an enterprise located within the PRC is required to file documents with the NDRC or its local branches for any offshore investment made by such enterprise directly or through any overseas entity over which such enterprise has control, whether through the ownership of voting securities, by contract, or otherwise. The Offshore Investment Measures may affect our offshore investments in the future, and failure to comply with the Offshore Investment Measures’ requirements could result in penalties being imposed on us.

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

The CIT Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to High and New Technology Enterprises (“HNTEs”), pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. The CIT Law and its implementing regulations provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the relevant criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to the relevant government authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it failed to meet applicable criteria for qualification, the authorities may revoke the enterprise’s Software Enterprise or KNSE status, as applicable. A number of our PRC Subsidiaries and VIEs qualified for exemptions or rate reductions in 2015, 2016, and 2017.

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

We believe we are not a PRC tax resident enterprise, but it is not clear whether we or any of our Hong Kong subsidiaries will be deemed to be PRC tax residents under the CIT Law. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. Under the CIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as a body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. If we are considered as a PRC tax resident under the CIT law by the PRC tax authorities, our global income will be subject to corporate income tax at a rate of 25%.

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

Although SAT Announcement 7 became generally effective as of February 3, 2015, it also applies to cases where the PRC tax treatment of a transaction that took place prior to SAT Announcement 7’s effectiveness had not yet been finally settled as of the time SAT Announcement 7 became effective. As a result, SAT Announcement 7 could be determined by PRC tax authorities to be applicable, for example, to our acquisition of the equity interests of MoboTap, and it is possible that the transaction could be determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer MoboTap’s shares to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfer, and PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty if the transferring shareholders do not pay such obligations and we do not withhold such tax.

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

We may suffer currency exchange losses if the RMB depreciates relative to the U.S. dollar, which could reduce the value of an investment in our ADSs.

Our reporting currency is the U.S. dollar. However, the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. If the RMB depreciates relative to the U.S. dollar, our revenues and assets as expressed in our U.S. dollar financial statements will decline in value. In addition, to the extent that we need to convert any U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

We may not be able to generate sufficient cash flow in U.S. dollars in the future to service our debt obligations, which would cause us to default under our matching loans to Sohu and Fox Financial.

During 2016, certain of our subsidiaries entered into a series of matching-loans arrangements with certain subsidiaries of Sohu and certain subsidiaries of Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”), pursuant to which our subsidiaries are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Fox Financial subsidiaries. See “Major Shareholders and Related Party Transactions – Related Party Transactions – Matching Loans Arrangement between Sohu and Changyou” and “ – Matching Loans Arrangement between Changyou and Fox Financial” in Item 7 of this report. Since we conduct most of our business operations in Mainland China and generate most of our revenues in RMB, and our existing loans owed to the Sohu subsidiaries and the Fox Financial subsidiaries are denominated in U.S. dollars and are repayable in U.S. dollars, in order for us to make scheduled payments on those loans, we may need to rely on dividends or loans from our PRC subsidiaries, which would be subject to restrictions under PRC laws and regulations, including those regarding foreign exchange controls, and may be time-consuming. Also see “To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries AmazGame, Gamespace and Beijing Baina Technology, which are subject to limitations and possible taxation under applicable PRC law.” If we fail to timely receive U.S. dollar-denominated cash from our PRC subsidiaries, we may default on our payment obligations with respect to those loans.

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

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and third quarter of 2012 and continued from 2014 through 2017, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, and the significant instability recently experienced in the worldwide economy, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and such factors may be difficult to predict for any given period. Other factors also could cause significant fluctuations in our operating results, including the timing and success of our new game launches, our costs of developing and launching new games, and the level of user activity of our games in China during particular fiscal quarters. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the Nasdaq Global Select Market, until December 31, 2017, the trading price of our ADSs ranged from $15.21 to $52.00 per ADS, and the closing sale price on December 31, 2017 was $36.43 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Holders of our ADSs and holders of our Class A ordinary shares will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of the date of this report, there were outstanding options for the purchase of 1,921,000 Class A ordinary shares at a nominal price.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this report, there were 35,225,420 of our Class A ordinary shares and 70,250,000 of our Class B ordinary shares outstanding. As of the date of this report, there were no outstanding Class A restricted share units, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share, and outstanding options for the purchase of 1,921,000 Class A ordinary shares at a nominal price. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company, or PFIC, for the 2017 taxable year, which would likely result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2017 taxable year ended November 30, 2017. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

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

The majority of our revenues is derived from our business operations in China, which are conducted primarily through our direct and indirect wholly-owned subsidiaries AmazGame, Changyou Chuangxiang, Shanghai Jingmao, Gamespace, Beijing Jingmao and Beijing Baina Technology, and our VIEs Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information.

Our principal executive offices are located at the Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6192-0800. Our registered office in the Cayman Islands is located at the P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

In May 2011, we acquired 68.258% of 7Road, which was primarily engaged in the development and operation of Web games. In June 2012, we completed the reorganization of 7Road, or the 7Road Reorganization, into a Cayman Islands holding company structure. Upon completion of the 7Road Reorganization, we held 71.926% of the equity interests in 7Road. In June 2013, we acquired all of the shares of 7Road and held by the non-controlling shareholders.

In August, 2015, we completed the sale to (i) Shanghai Yong Chong Investment Center LP, a PRC limited partnership, of all of the equity interests in Shenzhen 7Road, and (ii) Supermax Holdings Group Limited, a British Virgin Islands company, of all of the equity capital of Changyou My Sdn. Bhd, a Malaysia company, and Changyou.com (UK) Company Limited, a United Kingdom company, which are engaged in the online game business in Malaysia and the United Kingdom, respectively. The dispositions included our Web game business and certain other assets. The aggregate consideration for these transactions was $205 million in cash.

In December 2011, we completed the acquisition from Sohu of certain assets and business operations associated with the 17173.com Website, which is one of the leading game information portals in China, and began to operate the 17173.com Website.

In November 2013, we entered into an investment agreement with Beijing Kunlun Tech Co., Ltd. and certain of its affiliates (collectively, the “Kalends Group”), pursuant to which we acquired in December 2013 62.5% of the equity interests, and the Kalends Group held the remaining 37.5% of the equity interests, on a fully-diluted basis, in TalkTalk Limited, or TalkTalk, a British Virgin Islands company which held all of the assets associated with Raidcall. In March 2015, the Kalends Group pursuant to the investment agreement transferred additional ordinary shares of TalkTalk held by it to us, and TalkTalk issued additional ordinary shares to us, which increased our equity interests in TalkTalk to 70% on a fully-diluted basis.

In July 2014, we purchased from the existing shareholders of MoboTap, which is the mobile technology developer behind the Dolphin Browser, shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis. In addition, we had the right to purchase up to 10% of the equity interests in MoboTap from the non-controlling shareholders before a qualified IPO of MoboTap. We also acquired from MoboTap for $30 million a zero-coupon convertible bond issued by MoboTap, due in 2019. In January 2016, MoboTap redeemed $24 million of the convertible bond, and in December 2017, MoboTap redeemed the remaining $6 million of the convertible bond.

BUSINESS OVERVIEW

Our three primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. The online game business is our core business.

We are a leading online game developer and operator in China as measured by the popularity of our PC game TLBB and our mobile game Legacy TLBB. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used, and mobile games, which are played on mobile devices and require an Internet connection.

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

Our revenues declined from $761.6 million for the year ended December 31, 2015 to $525.4 million for the year ended December 31, 2016, and increased to $580.3 million for the year ended December 31, 2017. Our net income attributable to Changyou.com Limited decreased from $212.8 million for the year ended December 31, 2015 to $144.9 million for the year ended December 31, 2016, and to $108.8 million for the year ended December 31, 2017.

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

Our online games include a variety of game genres, including MMORPGs and advanced casual games such as CCGs. We are also developing, and plan to expand our game portfolio with, additional types of advanced casual games, such as MOBAs and SLGs. MMORPGs are massive multiplayer online role playing games that allow a large number of players to take on the role of a character and interact with one another within a virtual world. Advanced casual games include CCGs, which are collectible card games in which players collect cards and compete to win by using card sets with different functions; MOBAs, which are multiplayer online battle arena games that allow a player to join a team and work with his or her teammates to compete in a mapped field in order to achieve a common goal; and SLGs, which are simulation games that allow players to control, manage and use game characters and items and to design and implement their own strategies to win the games.

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

Marketing

For self-operated games, we employ a variety of innovative online marketing methods, including online marketing, social media, and in-game marketing. We use different methods to target different demographic groups of game players.

For online marketing, we are able to leverage our game information portal, the 17173.com Website, as well as other game Websites to promote our games. We are able to leverage our affiliation with Sohu, and target Sohu’s large user base as potential players of our games, by advertising on Sohu’s various Websites, which typically provide a direct link to our games. For games that we believe are likely to be successful, we may seek celebrity endorsements and work with Internet personalities on live broadcasting platforms to create additional publicity for the games.

We access online social media by advertising in online videos and marketing our games through various social networking Websites, mobile applications and online forums to create a vital effect among game players.

In addition, we use in-game promotional events 24 hours a day, seven days a week. We also create events to rally current and new game players through event-related features, such as offering special holiday-edition virtual items to enhance game player participation at holiday time.

For mobile games in particular, we work closely with Apple store and Android mobile application stores to market our games. We design and implement different marketing strategies for different game genres to attract the genres’ target players. We work with performance-based online advertising platforms such as Guang Dian Tong and Feng Si Tong, where we can target different user groups by gender, demographics, age group and other categories. For games with a specific user group, we advertise on mobile applications, websites and other media outlets that cater to the same user group.

We are also planning to promote our games in overseas markets with a targeted marketing approach, leveraging our data collection and analysis system. Our overseas marketing strategies also include using social media platforms and search engine management to promote our games.

Customer Service

For self-operated and jointly-operated games, we aim to provide quality customer service and be responsive to our game players’ needs. Our game players can seek our customer service support 24 hours a day, seven days a week, either via phone or by submitting their feedback online. In addition, we have physical service centers in Beijing and Tianjin, which are open to walk-in game players during normal business hours. We currently have around 104 dedicated customer service representatives.

Feedback collected by our customer service team and by third-party operators is important to the integration of our product development and game operations teams. The information collected forms the basis of our feedback database, which helps us design change, and upgrade expansion packs for our games. See “Business Overview - Our Games.”

Licensed-out Games

We also authorize third parties to operate our online games. In 2016, we entered into an agreement with Tencent pursuant to which we granted an exclusive license to Tencent to distribute and operate within China our mobile game Legacy TLBB, which was launched in May 2017. We have also licensed other third-party operators to distribute and operate within China certain of our other mobile games, including Legend of Sword and Fairy 5. In addition, we license our PC game TLBB and mobile games Legacy TLBB, TLBB 3D and Fengyun to third-party operators in selected overseas markets outside of China, including Hong Kong, Macau, Taiwan, Singapore, Malaysia, Thailand, Vietnam and South Korea.

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

In-house Developed Games:

We have adopted an Integrated Product Development procedure where a rigorous set of testing standards set by our Product Appraisal Committee are applied to all in-house developed games at each stage of development. Our game development process generally includes the following key steps, which apply to the development of PC games and mobile games:

•	Identification and Discovery: Identify new opportunities for innovation based on the current needs and demands of target game players. We conduct focus group sessions with our target game players to pitch our ideas and understand their thoughts. The feedback we receive from our game players helps us to generate and develop new concepts for innovative games.

•	Concept Development and Testing: Once a concept has been selected, the design team will formulate a complete plan for the new game, which will include the choice of game titles and characters, core gameplays, artistic styles and qualities. We share the plan with a group of users to test its appeal to game players and the feedback will be reviewed by the Product Appraisal Committee.

•	Prototype and Demo Testing: Once a new game plan passes the review of the Product Appraisal Committee, the design department creates a demo laying out preliminary artistic features and gameplay, which will be further reviewed by game players and the Product Appraisal Committee.

•	Development and Consumer Engagement: If the demo passes a critical review process by the Product Appraisal Committee, the project enters its official development phase. A demo that allows players to play for thirty minutes will be created. At this stage, the Product Appraisal Committee mainly focuses on the game’s application and server architecture, and its artistic quality, in evaluating the project. More players will also be involved to try out the game, helping us evaluate the game’s technical stability and game content.

•	Testing and Improvement through Successive Versions: If the game’s thirty-minute version passes review, it will then be developed to fuller versions that can be played for a consecutive number of days. Stringent testing criteria are set for a number of important milestones, such as for the one-day version, the three-day version and the seven-day version. Further along in the game’s development phase, more players are brought in to try out the game. The Product Appraisal Committee evaluates every version of the game based on user conversion rates, user retention, user satisfaction, and the game’s payment system. The game will only be moved to the next stage if it passes all previous tests.

•	Open Beta Testing: Lastly, if the game passes all of our testing standards, our Product Appraisal Committee will make the final decision to conduct open beta testing to test the new game under open market conditions and introduce the new game to players.

Our games are developed through coordination among teams of program developers, game designers, graphic artists and audio designers. We try to design each of our games to cater to different audiences to grow our overall player base rather than merely shifting players from one game to another. Throughout the development of each game, real game players are invited to give us their feedback and suggestions, which we carefully evaluate and take into account in the next stage of development. At each stage of development, before we bring in real game players for testing, we make sure all our in-house technical tests, including tests on server stress, client-end compatibility and information security, have been successful, in order to ensure optimal game performance. We also take measures throughout the whole game development process to maximize product quality and development efficiencies. For example, we have an expert team consisting of experienced art experts and technical experts who provide suggestions and solutions for each important stage of game development so as to ensure strong artistic quality; and we use basic modules of games to develop universal components such as chat systems and location-based social communities to enhance the quality and efficiency of our game development.

As of December 31, 2017, we had 1,273 product development personnel responsible for developing new games as well as game enhancements and expansion packs.

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

Tables

Key Games in Operation

Name	Type	Genre	Initial Launch Date	In-house developed, licensed or jointly developed	Description
TLBB	PC game	3D martial arts MMORPG	May 2007	In-house developed	The game features a combination of martial arts-style-fighting and community-building among its game players, with a variety of interesting and interactive gameplay.

Blade Online series	PC game	2.5D martial- arts MMORPG	Blade Online (BO) in October 2004; Blade Hero II (Blade Hero 2) in September 2009	In-house developed	Consists of two PC games, Blade Online and its sequel Blade Hero 2. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth.

Da Hua Shui Hu	PC game	2D Q-style MMORPG	March 2010	Licensed	Based on a story from one of the four great classical novels of Chinese literature, “Outlaws of the Marsh,” which is about the adventures of 108 heroes in the Northern Song dynasty. We have a permanent license to operate this game.

Warframe	PC game	3D TPS	Sep 2015	Licensed	A Sci-fi themed shooter game licensed from Canada. Players fight in a galactic environment, while exploring unlimited worlds and battle scenes.

Legacy TLBB	Mobile game	3D martial arts MMORPG	May 2017	In-house developed	Legacy TLBB is a mobile game developed on the essence of the TLBB PC game. The game features and enriches the theme of “Clans and Brotherhood,” aiming to re-create classic gaming experiences of users. We have licensed the publishing rights for Legacy TLBB to Tencent.

TLBB 3D	Mobile game	3D martial arts MMORPG	October 2014	In-house developed	Adapted from Louis Cha’s novel of the same name, the game re-enacts the story of the original novel and blends in some of the elements of the PC version of the game.

Free Style 2	Mobile game	2.5D martial arts ACG	May 2017	Licensed	Free style 2, our licensed game developed by a Korean developer, is a basketball-themed 3v3 advanced casual game.

Legend of Sword and Fairy 5	Mobile game	3D CCG	December 2015	In-house developed	A real-time card combat game, based on a successful offline PC game.

Feng Yun	Mobile game	3D martial arts MMORPG	November 2015	In-house developed	A martial-art themed MMO game based on a popular Hong Kong comic that was adapted for movies and a TV series.

Dao Jian Dou Shen Zhuan	Mobile game	2.5D martial arts MMORPG	December 2017	In-house developed	Dao Jian Dou Shen Zhuan features Chinese elements in its art style, with a rich clan battle system, social functions and hitfeel.

Games Licensed from or Jointly developed with Third-Party developers

Year	Games	Genre	Licensed/Jointly developed	Developer
2003	Blade Online*	PC game	Licensed	A Beijing game studio

2010	Da Hua Shui Hu	PC game	Licensed	A China game studio

2015	Warframe	PC game	Licensed	A Canadian game studio

2016	Hortensia Saga	Mobile game	Licensed	A Japan game studio

2016	Da Da Da Luan Dou	Mobile game	Licensed	A China game studio

*	In 2007, we obtained the rights to the source code of Blade Online. We own the rights to all improvements we make to Blade Online.

Rights from Third Parties to Game Titles and Characters

IP	Game Genre	Authorized Rights	Licensed from
Blade Hero	PC game	Exclusive right to adapt and operate in mainland China	Pixel Game

TLBB	PC game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Louis Cha

Duke of Mount Deer	PC game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Louis Cha

Legend of Sword and Fairy	PC game	Exclusive worldwide right to adapt and operate	Softstar Technology

Ten of Louis Cha’s martial arts novels including TLBB	Mobile game	Exclusive right to adapt and operate in mainland China	Louis Cha

Feng Yun	Mobile game	Exclusive worldwide right to adapt and operate	Jonesky (HK) Limited

Six of Huangyi’s martial arts novels	Mobile game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Chinese Gamer

Xuan Yuan Jian	Mobile game	Exclusive worldwide right to adapt and operate	Softstar Technology

Kiseki Series and Ys Seven	Mobile game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau, Taiwan, Singapore and Malaysia	Nihon Falco

IP	Game Genre	Authorized Rights	Licensed from
Hunter X Hunter	Mobile game	Exclusive right to adapt worldwide and operate in mainland China, Hong Kong, Macau, Taiwan	InfiKNIT White Co., Ltd.

Xian Lu Zheng Feng	Mobile game	Exclusive right to adapt in mainland China and operate worldwide	Croton Media

Platform Channel Business

17173. com Website

The 17173.com Website was launched in 2001 as the first online game information portal in China. With over 1,000 game zones and tens of millions of monthly unique visitors, the 17173.com Website is one of the largest game information and community Websites in China, and covers over 95% of PC and VR games, as well as more than 12,000 mobile games, in the Chinese online game market. With its high brand awareness, credibility, and strong relationships with advertisers, 17173.com has become one of the best marketing platforms for domestic game companies, including our own. In addition, we work with users on the 17173.com Website to evaluate and improve the quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website.

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

During the year ended December 31, 2017, there were a total of 170 companies advertising on the 17173.com Website and related applications. Our end customers include leading online game companies in China, as well as independent game studios.

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

As of December 31, 2017, we had rights to sell pre-film advertising slots at approximately 1,400 cinema theaters in China.

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

We are the registered owner of 302 software copyrights and 397 fine arts work copyrights in China, each of which we have registered with the National Copyright Administration of the PRC or Guangdong Copyright Administration.

We are the registered owner of 158 domain names that we use in connection with the operation of our business, including our official Changyou Website, changyou.com and 17173.com.

We are the registered owner of 2,798 registered trademarks and have applied for the registration of another 336 trademarks in the PRC, including those related to our company name and our online games and other businesses. We are the registered owner of 369 registered trademarks and have also applied for 220 trademarks in countries and regions such as Taiwan, Hong Kong, the United States, Europe, Japan, Malaysia, South Korea, Indonesia, Brazil and Vietnam relating to our company name, and our online games and other businesses. We have registered four trademarks in Taiwan, six trademarks in the European Union, six trademarks in South Korea and six trademarks in Vietnam relating to TLBB. However, we cannot assure you that we will be able to obtain the trademarks we have applied for. See “Risk Factors—Overall Risks—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” in Item 3.

We have registered 15 patents and have 108 patent applications pending which are related to the design of our games and technology intended to enhance the functionality of our games, but these patent applications may not be approved. See “Risk Factors” for discussions of various risks relating to intellectual property.

Technology Infrastructure

We support our operations with a network of reliable and secure physical and cloud-based servers that have fully supported our operations for many years. As of December 31, 2017, we maintained for our online game business approximately 5,000 physical servers that are located in Internet data centers in 14 major cities in China, and 3,000 cloud-based servers that are spread across mainland China, Hong Kong and North America.

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

Facilities

Our principal offices are located in several office buildings in Beijing, Fuzhou and Wuhan in China, which comprise an aggregate of approximately 72,990 square meters, including 16,441 square meters of leased properties. Our leases for those leased properties expire between April 2018 and September 2020.

In August 2009, we purchased an office building of approximately 14,950 square meters in Beijing, for consideration of approximately $33.4 million. Since January 1, 2016, we have leased out this building to third-party business tenants. In August 2010, we entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as our headquarters, for consideration of approximately $171 million. We occupied the office building in December 2013. As of December 31, 2017, we leased additional office space in Beijing of approximately 817 square meters. We also leased office space of approximately 17,227 square meters in other cities in the PRC and in other countries.

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

The MIIT promulgated the Administration Measures for Telecommunications Business Operation, or the Telecom License Measures, in April 2009 and amended the Telecom License Measures in September, 2017. The Telecom License Measures include requirements and procedures for obtaining licenses for value-added telecommunications services and provide for a distinction between such a license granted solely for operations within a particular province and such a license granted for “trans-regional” (or multiple-province) activities. In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, and amended them in January 2011. Under the Internet Measures, providers of Internet content services, or ICPs, must obtain a value-added telecommunications license, or ICP license, from governmental authorities before engaging in any commercial ICP operations within the PRC. Each of Gamease, Guanyou Gamespace and Shanghai ICE has obtained an ICP license.

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

On November 27, 2017, the MIIT promulgated the Notice of Regulating the Use of Domain Names in Providing Internet-based Information Services, or Domain Names Notice, which became effective January 1, 2018. Under the Domain Names Notice, a domain name used by a provider of Internet-based information services must be registered and owned by the provider or, if the provider is an entity, by a shareholder or senior manager of the provider.

We have registered our Websites www.changyou.com and www.cy.com with the Beijing AIC and an electronic registration mark for each of these Websites is prominently placed on its homepage.

Unfair Competition

An amendment adopted on November 4, 2017 by the Standing Committee of the National People’s Congress of the Unfair Competition Law of the PRC, or the Unfair Competition Law, effective January 1, 2018, stipulates, among other things, that, without the other Internet business operator’s consent, an Internet business operator may not insert links into Internet products or services of another Internet business operator in order to re-direct user traffic; may not mislead or compel users to modify, terminate, or un-install any Internet products or services of another Internet business operator; and may not take actions in bad faith to cause an Internet product or service of another Internet business operator to be unusable by users of the other business operator’s properties.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law of the People’s Republic of China, or the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

On March 3, 2017, the National People’s Congress enacted the General Rules of the Civil Law of the PRC that require entities and individual to maintain the security of personal information of third-party natural persons and prohibit the illegal collection, sale, use, processing, or other publication of such information.

On May 8, 2017, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the Interpretation of the Supreme People’s Court and the Supreme People’s Procurator on Several Issues Concerning the Applicable Law for Criminal Cases With Respect to Infringement of Citizen’s Personal Information, which defines and clarifies the meanings of “personal information,” “the provision of personal information,” and “the illegal collection of personal information.”

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

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed PC games, and Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively and Gamease and Guanyou Gamespace have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. TLBB, BO, BH2 and some of our other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing licenses at the time those online games were made publicly available. TLBB, BO and BH2 and certain of our other existing games are currently published under an Internet publishing license held by Gamease. Current PRC regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like ours are acknowledged by the SAPPRFT, in view of the lack of formal interpretation regarding this issue, the SAPPRFT might challenge our current and past practices and could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

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

The MOC issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. Gamease obtained an Online Culture Operating Permit in January 2008, which was re-certified in October 2015 and December 2017; Guanyou Gamespace obtained an Online Culture Operating Permit in June 2011, which was re-certified in October 2015 and December 2017; and Shanghai ICE obtained an Online Culture Operating Permit in December 2010, which was re-certified in January 2014. Shanghai ICE plans to apply for re-certification of its Online Culture Operating Permit in March 2018.

The Online Game Measures issued by the MOC, which took effect on August 1, 2010, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures (i) requires online game operators to protect the interests of online game users and specifies certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games and (iv) requests online game operators to promote real-name registration by their game users. On December 1, 2016, the MOC issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice includes clarification of products and services that will be considered to be within the scope of the operation of online games, enhanced standards for the issuance of and payment for virtual items used in online games and enhanced protection of online games users, and announces more stringent supervision of the operation of online games and penalties for violations by online game operators of regulations with respect to the operation of online games. The Online Game Operation Notice stipulates that game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for virtual items and services; must timely publish the name, properties, description, amount, and probability of winning for such lucky draws or lotteries on either the Website of the game or the Web page on which such lucky draws or lotteries are provided; must require real-name registration of game players who wish to enter such lucky draws or lotteries; and must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game; and must maintain all relevant records for at least 90 days. The Online Game Operation Notice also stipulates that online game operators must require real-name registration of online game players and may sell game points and virtual items only to real-name registered game players, must set limits on the maximum amount of game points for a particular game that game players may purchase in a single transaction, must require confirmation of transaction information by game players placing orders and maintain all relevant records for at least 180 days. We filed our games TLBB, BO, BH2, and certain of our other existing games with the MOC. If we fail to maintain any of our permits, approvals, or registrations; make any necessary filings; apply for and obtain any required new permits, approvals, or registrations; make any new filings on a timely basis; or comply with the requirements under the Online Game Operation Notice and other laws and regulations, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the SAPPRFT and receive from the SAPPRFT an Internet publishing license (or after the New Internet Publication Measures became effective on March 10, 2016, an online publishing service license). Our VIEs Gamease and Guanyou Gamespace obtained Internet publishing licenses from the SAPPRFT and they have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. In addition, the Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of offshore online games in China must be examined and approved by the SAPPRFT.

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

Registration of Software Copyrights

The Measures Concerning Registration of Computer Software Copyright, or the Software Copyright Measures, issued by the National Copyright Administration, which became effective in February 2002, encourage the registration of software and afford greater protection to registered software than that afforded to unregistered software. We have registered software copyrights covering all of our significant copyrightable products and enhancements.

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

On May 2, 2017, the Cyberspace Administration of China, or the CAC, issued the Administrative Enforcement Procedures for the Administration of Internet-based Information Content, or the Enforcement Procedures, effective June 1, 2017. Pursuant to the Enforcement Procedures, the CAC and its local branch offices have the authority to enforce, and impose administrative sanctions on activities prohibited by, applicable administrative laws and regulations concerning Internet-based information content.

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

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress enacted the Decision on Internet Security Protection in 2000, and amended it in August, 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Service providers may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

Mobile Internet Applications

The CAC issued the Regulations for the Administration of Mobile Internet Application Information Services, effective August 1, 2016, which require providers of information services through mobile Internet applications, or “Apps,” to (i) verify the true identities of registered users through mobile phone numbers and similar channels, (ii) establish procedures for the security of user information; (iii) establish procedures for information censorship, (iv) ensure that users are given adequate information concerning an App, and are able to choose whether an App is installed and whether or not to use an installed App, (v) respect and protect intellectual property rights, and (vi) keep records of user log-in information for 60 days. If we, as a provider of information services through Apps, violate these regulations, mobile application stores through which we distribute our Apps may issue warnings to us, suspend the release, or terminate the sale, of our Apps, and/or report our violations to governmental authorities.

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

On July 12, 2017, the CAC issued a Notice concerning the Filing of Information by Online Live Steaming Services Enterprises, or the Live Streaming Notice. The Live Streaming Notice requires online live steaming services enterprises to promptly file information concerning their online live streaming services at the request of relevant local branches of the CAC.

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

Advertisings Services

The New Advertising Law issued by the Standing Committee of the National People’s Congress effective September 1, 2015, which was a major overhaul of an advertising law issued in 1994, increased the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law provides that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display the “close” sign prominently and ensure one-key closing of the pop-up windows. On July 4, 2016, the SAIC issued the Interim Measures for Administration of Internet Advertising, or the Interim Measures for Internet Advertising, effective September 1, 2016, which define the scope of services included within Internet advertising; specify the respective obligations of Internet advertisers, advertising agencies, advertising publishers and Internet information service providers; and provide penalties for violations. The Interim Measures for Internet Advertising forbid luring users to click on the content of Internet advertisements by any fraudulent means and attaching advertisements or advertising links to emails sent by users without their permission. Under the Interim Measures for Internet Advertising, Internet advertisers are responsible for the authenticity of the contents of online advertisements, and Internet advertising publishers and advertising agencies are required to verify the content of advertisements, and employ inspectors who are familiar with PRC laws and regulations governing online advertising. Under the Notice on Strengthening the Administration of Cinema Advertising and the Notice on Further Regulating the Administration of the Cinema Advertising, effective on July 2004 and February 2009, respectively, cinema advertising operators and the content of cinema advertisements must comply with the New Advertising Law and other relevant laws and regulations. Both Guanyou Gamespace, which is the operator of our online advertisement business, and Shanghai Jingmao, which primarily engages in the cinema advertising business, have business licenses that include advertising services. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the FIPL, which became effective on March 1, 2017. Among other things, the FIPL forbids the displaying of advertisements during the presentation of a feature film.

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

Circular 37. In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or (together with its appendices) Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which had been promulgated by SAFE in October 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiary. Moreover, failure to comply with these SAFE registration requirements could result in liability under PRC law for evasion of foreign exchange controls. PRC residents who control our company from time to time are required to register with the SAFE in connection with their investments in us. See “Risk Factors—Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC and foreign companies and could adversely affect our business.”

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

On December 1, 2016, the MOC issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice standardizes rules regarding the issuance of virtual items used for online games. The Online Game Operation Notice provides that the issuance and exchange of virtual items issued by online game operators must be administered in accordance with the regulations applicable to virtual currency; that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency; requires that, when online game operators allow users to exchange small-value physical items for virtual items, the content and value of such physical items must comply with applicable laws and regulations; and stipulates that online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currencies in exchange for virtual items and services, must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game and must maintain all relevant records for at least 90 days.

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

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Inc. As of the date of this report, Sohu held through subsidiaries approximately 68.0% of the combined total of our outstanding Class A and Class B ordinary shares and controlled approximately 95.4% of the total voting power in us.

As of the date of this annual report, the following are our principal wholly-owned subsidiaries:

•	Changyou.com (HK) Limited, or Changyou HK, incorporated in Hong Kong on August 13, 2007. Changyou HK is our intermediate offshore holding company for our operations in China and overseas.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, incorporated in the PRC on September 26, 2007.

•	Shanghai Jingmao Culture Communication Co., Ltd, or Shanghai Jingmao, incorporated in the PRC on April 30, 2009 and acquired by us on January 25, 2011.

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, incorporated in the PRC on October 29, 2009.

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd, or Yang Fan Jing He, incorporated in the PRC on April 22, 2010.

•	Beijing Changyou Jingmao Film & Culture Communication Co., Ltd., or Beijing Jingmao, incorporated in the PRC on November 16, 2010 and acquired by us on January 25, 2011.

•	Changyou.com Webgames (HK) Limited, or Changyou HK Webgames, incorporated in Hong Kong on September 21, 2011.

•	7Road.com Limited, or 7Road, incorporated in the Cayman Islands on June 15, 2011.

•	7Road.com HK Limited, or 7Road HK, incorporated in Hong Kong on July 6, 2011.

•	Shenzhen Brilliant Imagination Technologies Co., Ltd., or Brilliant Imagination, incorporated in the PRC on April 18, 2014.

•	Glory Loop Limited, or Glory Loop, incorporated in British Virgin Islands on June 23, 2014.

•	Beijing Changyou Chuangxiang Software Technology Co., Ltd., or Changyou Chuangxiang, incorporated in the PRC on November 8, 2016.

As of the date of this annual report, we also have the following principal majority-owned subsidiaries:

•	MoboTap Inc., or MoboTap, a Cayman Islands company, 51% of the equity interest of which we acquired on July 31, 2014.

•	MoboTap Inc. Limited, or MoboTap HK, a Hong Kong company and a wholly-owned subsidiary of MoboTap.

•	Baina Zhiyuan (Beijing) Technology Co., Ltd., or Beijing Baina Technology, a PRC company and a wholly-owned subsidiary of MoboTap HK.

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

We are a leading online game developer and operator in China as measured by the popularity of TLBB and our mobile game Legacy TLBB. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local game client-end access software be installed on the computers used, and mobile games, which are played on mobile devices and require an Internet connection. For the three months ended December 31, 2017, the online games that we operate had approximately 5.5 million total average monthly active accounts and 2.0 million total active paying accounts. The revenues generated from the online games are classified as online game revenues.

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

Our revenues decreased from $761.6 million for the year ended December 31, 2015 to $525.4 million for the year ended December 31, 2016, and increased to $580.3 million for the year ended December 31, 2017. We had net income attributable to Changyou.com Limited of $212.8 million for the year ended December 31, 2015, net income attributable to Changyou.com Limited of $144.9 million for the year ended December 31, 2016, and net income attributable to Changyou.com Limited of $108.8 million for the year ended December 31, 2017.

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

Our ability to maintain popular online games

The popularity of our games drives the growth of our game player base, which is the key component driving the sales and consumption of our virtual items and thus our revenues. To maintain and grow the popularity of our games, we must diligently maintain the quality of the games and continually enhance the games to meet game player demands and preferences. We solicit feedback from our game players and have a dedicated product development team that helps us to identify market trends and user preferences. For PC games such as TLBB, we typically provide weekly updates and more substantial enhancements in the form of expansion packs every few months. For mobile games such as Legacy TLBB, we provide updates and expansion packs on a more frequent basis. If we fail to meet game player demands and maintain their satisfaction from playing our games, game players may leave the game, which would have an adverse effect on our revenues.

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

Impact of fluctuations in the exchange rate between the RMB and the U.S. dollar

Although our reporting currency is the U.S. dollar, the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. Conversely, if the RMB appreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will increase. In 2016, the RMB depreciated against the U.S. dollar by approximately 6.6% compared to 2015. On a constant exchange-rate basis, our total revenues for 2016 expressed in U.S. dollars would have been US$34.6 million higher than the revenues we reported, representing a decrease of 26.5% year-over-year, rather than 31.0%. In 2017, the RMB depreciated against the U.S. dollar by approximately 1.8% compared to 2016. On a constant exchange-rate basis, our total revenues for 2017 expressed in U.S. dollars would have been US$10.3 million higher than the revenues we reported, representing an increase of 12.4% year-over-year, rather than 10.4%. In addition, as a substantial portion of our cash is denominated in RMB, the depreciation of the RMB against the U.S. dollar reduced our ability to make U.S. dollar-denominated payments. See “Risk Factors—Risks Related to Doing Business in China—We may suffer currency exchange losses if the RMB depreciates relative to the U.S. dollar, which could reduce the value of an investment in our ADSs” in Item 3.

Government regulation of the online game industry

PRC regulatory authorities have issued a series of new regulations affecting the online game industry. For example, the Mobile Game Notice issued by the SAPPRFT, which became effective on July 1, 2016, provides that mobile game publishers and operators must apply for publishing and authorization codes, which may delay our game publishing process. For another example, the Online Game Operation Notice issued by the MOC, which became effective on May 1, 2017, affects certain game features in mobile games, and is likely to have an adverse impact on the way we design our games and game features, which may in turn make the games less attractive to game players. These regulations also may increase our compliance costs, delay the release of our new games and expansion packs for existing games, and restrict the access of certain groups of players, such as minors, to our games, which in turn may significantly affect our operating results. See “Risks Related to Doing Business in China” in Item 3 of this report.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits with original maturities of three months or less and highly-liquid investments that are readily convertible to known amounts of cash.

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

Self-Operated Games

We are the primary obligor of the self-operated games. We host the games on our own servers and are responsible for the sale and marketing of the games as well as the customer services. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile application stores, but are net of value-added tax and discounts to game card distributors where applicable. We obtain revenues from the sale of in-game virtual items. Revenues are recognized over the estimated lives of the virtual items purchased by game players or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

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

Licensed Out Games

We also authorize third-parties to operate our online games. The licensed out games include PC games and mobile games developed in house and mobile games jointly developed with third-party developers. We receive monthly revenue-based royalty payments from all the third-party licensee operators. We receive additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate our games in specified geographic areas. Since we are obligated to provide post-sale services, the initial license fees are recognized as revenue ratably over the license period, and the monthly revenue-based royalty payments are recognized when relevant services are delivered, provided that collectability is reasonably assured. We view the third-party licensee operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services. We remit to the third-party developers a pre-agreed percentage of revenues and keep the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in our cost of revenues or product development expenses.

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

Cost of revenues

Cost of online game revenues consists primarily of revenue-sharing payments; salary and benefits expense; bandwidth leasing costs; depreciation and amortization expenses; PRC business tax and value-added tax, which primarily arise from the revenue that AmazGame and Gamespace derive from their contractual arrangements with Gamease and Guanyou Gamespace; content and license fees; and other direct costs.

Cost of online advertising revenues consists primarily of salary and benefits expense, bandwidth leasing costs, depreciation and amortization expenses.

Cost of cinema advertising revenues consists primarily of payments to theaters for pre-film screening advertising slots.

Cost of IVAS revenues consists primarily of revenue-sharing payments to third-party developers and service providers; salary and benefits expense; and bandwidth leasing costs.

Product development expenses

Product development expenses include costs incurred for the development of products prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2015, 2016 and 2017, we did not capitalize any product development expenses.

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

We had two incentive plans in 2017 for the granting of share-based awards, including share options, restricted shares and restricted share units, to our employees and directors.

Share-based compensation expense for share options, restricted shares and restricted share units granted is recognized on an accelerated basis over the requisite service period, net of estimated forfeitures. Forfeiture rates are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from the initial estimates.

Options for the purchase of our Class A ordinary shares contractually granted under the Changyou 2014 Share Incentive Plan are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets. Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between us and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimates of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values at the grant date. In determining the fair values of our share options granted, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied.

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

We disposed of 7Road in August 2015 and, as a result, our revenues from Web games were insignificant in 2016. As our cinema advertising business grew significantly in 2016, the revenues generated from our cinema advertising business in 2016 were greater than 10% of the combined revenues of all of our operating segments, which caused our cinema advertising business to constitute a separate reportable segment beginning in 2016. As of December 31, 2017, the business segments that constituted our reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, IVAS offered on the Dolphin Browser and RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment.

Foreign exchange forward contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and are subsequently measured at fair value. We entered into such foreign currency forward contracts in compliance with our risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. The instruments are marked-to-market at each period-end, with the associated changes in fair value recognized in the line item “Other income, net” in our consolidated statements of comprehensive income and “Prepaid and other current assets” or “Other short-term liabilities” in our consolidated balance sheets. The net cash inflow and outflow related to the settlement of the forward contracts are recorded in the line item “Other investing activities” under “Cash flows from investing activities” in our consolidated statements of cash flows.

Results of Operations

Our Revenues

Our total revenues for 2017 were $580.3 million, which included online game revenues of $449.6 million, online advertising revenues of $25.1 million, cinema advertising revenues of $91.4 million and IVAS revenues of $14.2 million.

The following table sets forth our revenues generated from online games, online advertising, cinema advertising and IVAS, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Online games	636,846	83.6%	395,708	75.3%	449,533	77.5%
Online advertising	57,832	7.6%	39,409	7.5%	25,129	4.3%
Cinema advertising	42,573	5.6%	68,542	13.1%	91,419	15.8%
IVAS	24,385	3.2%	21,726	4.1%	14,180	2.4%

Total revenues	761,636	100.0%	525,385	100.0%	580,261	100.0%

Online Game Revenues

Online game revenues were $449.6 million for 2017, compared to $395.7 million and $636.8 million, respectively, for 2016 and 2015.

PC games and mobile games

Revenues generated by our PC games were $239.2 million for 2017, compared to $274.6 million and $387.6 million, respectively, for 2016 and 2015, representing 53.2%, 69.4% and 60.9%, respectively, of our online game revenues for 2017, 2016 and 2015. The dominant PC game operated by us is TLBB. The year-over-year decreases in PC games revenues for 2017 and 2016 were $35.4 million and $113.0 million, respectively, mainly due to the natural decline in revenues of TLBB, which is an older game. For 2017, our revenues for TLBB were $197.7 million, accounting for approximately 44.0% of our online game revenues and approximately 34.1% of our total revenues.

Revenues generated from mobile games were $208.4 million for 2017, compared to $116.8 million and $203.3 million, respectively, for 2016 and 2015. The dominant mobile game operated by us was Legacy TLBB after the game was launched in May 2017; and before our launch of Legacy TLBB, the dominant mobile game operated by us was TLBB 3D. The year-over-year increase in mobile games revenues for 2017 was $91.6 million, mainly due to the revenue contribution of Legacy TLBB, which was launched in May 2017. The year-over-year decrease in mobile games revenues for 2016 were $86.5 million, mainly due to the natural decline in revenues of our older mobile game TLBB 3D.

The following table sets forth certain operating data for our PC games and mobile games in China for the periods indicated:

Average Monthly Active Accounts(1)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	PC games	mobile games	PC games	mobile games	PC games	mobile games	PC games	mobile games
2015	4.9	4.4	4.4	5.7	4.1	2.4	3.6	3.7
2016	3.0	3.2	2.9	2.4	2.7	2.8	2.5	1.6
2017	2.4	1.1	2.4	7.4	2.3	5.2	2.4	3.1

Quarterly Aggregate Active Paying Accounts(2)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	PC games	mobile games	PC games	mobile games	PC games	mobile games	PC games	mobile games
2015	1.1	0.9	1.1	1.4	1.3	0.6	1.2	0.9
2016	1.1	0.8	1.0	0.6	1.0	0.7	1.0	0.4
2017	0.9	0.3	0.9	2.5	0.8	1.4	0.8	1.2

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Web games

Our primary Web games prior to our sale of Shenzhen 7Road in August 2015 were Wartune and DDTank. Following the sale of Shenzhen 7Road our Web game operations have been insignificant. Our revenues generated from Web games were $2.0 million for 2017, compared to $4.3 million and $45.9 million, respectively, for 2016 and 2015. The year-over-year decreases in Web game revenues for 2017 and 2016 were $2.3 million and $41.6 million, respectively, mainly due to the completion of the sale of the 7Road business during the third quarter of 2015.

Online Advertising Revenues

Online advertising revenues, which consist mainly of revenues generated from the 17173.com Website, were $25.1 million for 2017, compared to $39.4 million and $57.8 million, respectively, for 2016 and 2015. The year-over-year decreases in online advertising revenues for 2017 and 2016 were $14.3 million and $18.4 million, respectively, mainly due to fewer Web games and PC games being marketed on the 17173.com Website.

Cinema Advertising Revenues

Cinema advertising revenues, which we identified as “Others” revenues prior to 2016, were $91.4 million for 2017, compared to $68.5 million and $42.6 million, respectively, for 2016 and 2015. The year-over-year increases in cinema advertising revenues for 2017 and 2016 were $22.9 million and $25.9 million, mainly due to strong growth in China’s movie and cinema industry in general, as well as increased customer orders that resulted from our having increased our advertising resources.

IVAS Revenues

Our IVAS revenues were $14.2 million for 2017, compared to $21.7 million and $24.4 million, respectively, for 2016 and 2015. The year-over-year decreases in IVAS revenues for 2017 and 2016 were $7.5 million and $2.7 million, respectively, mainly due to lower revenues from PC Internet products offered by our platform channel business.

Cost of Revenues

The following table presents our cost of revenues for online games, online advertising, cinema advertising and IVAS revenues, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Cost of Revenue:
Online game	156,318	20.5%	96,171	18.3%	62,774	10.8%
Online advertising	11,565	1.5%	10,104	1.9%	6,660	1.2%
Cinema advertising	29,231	3.8%	45,959	8.7%	84,944	14.6%
IVAS	19,647	2.6%	13,576	2.6%	9,408	1.6%

Total cost of revenues	216,761	28.4%	165,810	31.5%	163,786	28.2%

Cost of online game revenues was $62.8 million for the year ended December 31, 2017, compared to $96.2 million and $156.3 million, respectively, for the year ended December 31, 2016 and 2015. The year-over-year decrease in cost of online game revenues for 2017 was $33.4 million. The decrease mainly consisted of a $16.3 million decrease in revenue-sharing payments to mobile application stores, a $5.7 million decrease in bandwidth leasing costs, a $4.9 million decrease in salary and benefits expense, a $2.9 million decrease in revenue-sharing payments to third-party developers and a $1.0 million decrease in content and license fees. The year-over-year decrease in cost of online game revenues for 2016 was $60.1 million. The decrease mainly consisted of a $35.4 million decrease in revenue-sharing payments to mobile application stores, a $6.4 million decrease in salary and benefits expense, a $4.6 million decrease in PRC business tax and value-added tax, a $3.4 million decrease in bandwidth leasing costs, a $2.4 million decrease in content and license fees and a $2.2 million decrease in depreciation and amortization expenses.

Cost of online advertising revenues was $6.7 million for the year ended December 31, 2017, compared to $10.1 million and $11.6 million, respectively, for the year ended December 31, 2016 and 2015. The year-over-year decrease in cost of online advertising revenues for 2017 was $3.4 million. The decrease mainly consisted of a $1.5 million decrease in salary and benefits expense, a 0.4 million decrease in advertising design costs and a $0.4 million decrease in bandwidth leasing costs. The year-over-year decrease in cost of online advertising revenues for 2016 was $1.5 million. The decrease mainly consisted of a $1.4 million decrease in salary and benefits expense.

Cost of cinema advertising revenues were $84.9 million for the year ended December 31, 2017, compared to $46.0 million and $29.2 million, respectively, for the years ended December 31, 2016 and 2015. The year-over-year increase in cost of pre-film advertising revenues for 2017 and 2016 was $38.9 million and $16.8 million, respectively. The increases for both years were mainly due to an increase in purchases of pre-film advertising slots.

Cost of IVAS revenues was $9.4 million for the year ended December 31, 2017, compared to $13.6 million and $19.6 million, respectively, for the year ended December 31, 2016 and 2015. The year-over-year decrease in cost of IVAS revenues for 2017 was $4.2 million. The decrease mainly consisted of a $2.2 million decrease in revenue-sharing payments to third-party developers and service providers and a $1.7 million decrease in bandwidth leasing costs. The year-over-year decrease in cost of IVAS revenues for 2016 was $6.0 million. The decrease mainly consisted of a $4.5 million decrease in bandwidth leasing costs, a $0.7 million decrease in professional service fees and a $0.5 million decrease in salary and benefits expenses.

Gross Profit

As a result of the foregoing, our gross profit was $416.5 million for the year ended December 31, 2017, compared to $359.6 million and $544.9 million, respectively, for the years ended December 31, 2016 and 2015. Our gross margin was 71.8%, 68.4% and 71.5%, respectively, for the years ended December 31, 2017, 2016 and 2015.

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

The following table sets forth our product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles acquired as part of the acquisition of a business, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	170,605	22.4%	121,619	23.1%	131,032	22.6%
Sales and marketing	92,355	12.1%	56,543	10.8%	60,917	10.5%
General and administrative	80,269	10.5%	50,560	9.6%	47,163	8.1%
Goodwill impairment and impairment of intangibles as part of acquisition of a business	40,324	5.3%	—	0%	86,882	15.0%

Total	383,553	50.3%	228,722	43.5%	325,994	56.2%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expense for personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses was $131.0 million for the year ended December 31, 2017 compared to $121.6 million and $170.6 million, respectively, for the years ended December 31, 2016 and 2015. The increase in product development expenses for 2017 was mainly due to an increase in expenses associated with the development of Legacy TLBB. The decrease in product development expenses for 2016 was mainly due to a decrease in salary and benefit expenses as a result of a reduction in the workforce as well as a reduction in bonus expenses. Product development expenses constituted 22.6%, 23.1% and 22.4%, respectively, of our total revenues for the years ended December 31, 2017, 2016 and 2015.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salary and benefits expense for our sales and marketing personnel and expenses for advertisement and promotion. Sales and marketing expense was $60.9 million for the year ended December 31, 2017 compared to $56.5 million and $92.4 million, respectively, for the years ended December 31, 2016 and 2015. The increase in sales and marketing expenses for 2017 was mainly due to an increase in sales and marketing expense for the online game and cinema advertising businesses in 2017. The decrease in sales and marketing expenses for 2016 was mainly due to a reduction in marketing and promotional spending for new games. Sales and marketing expenses constituted 10.5%, 10.8% and 12.1%, respectively, of our total revenues for the years ended December 31, 2017, 2016 and 2015.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expense for management, finance and administrative personnel, and professional service fees. General and administrative expenses decreased to $47.2 million for the year ended December 31, 2017 compared to $50.6 million and $80.3 million, respectively, for the years ended December 31, 2016 and 2015. The decrease in general and administrative expenses for 2017 was primarily due to a decrease in salary and benefit expenses as a result of a reduction in workforce in 2017, which was partially offset by an increase in share-based compensation expense resulting from an increase in the market prices for our ADSs in 2017. The decrease in general and administrative expenses for 2016 was primarily due to a decrease in salary and benefit expenses as a result of a reduction in our workforce and bonus expenses. General and administrative expenses constituted 8.1%, 9.6% and 10.5%, respectively, of our total revenues for the years ended December 31, 2017, 2016 and 2015.

Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business

In 2017, we recognized $86.9 million of goodwill impairment and impairment of intangible assets acquired as part of the acquisition of a business. This $86.9 million impairment loss consisted primarily of a $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets related to the Dolphin Browser, as a result of our management’s assessment that it was unlikely to gain users and grow its revenues in China.

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

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2017, 2016 and 2015 as follows (in thousands):

	For the Year Ended December 31,
	2015	2016	2017
	Amount	Amount	Amount
	($ in thousands)
Cost of revenues	35	31	73
Product development	5,475	2,881	6,163
Sales and marketing	1,017	572	1,212
General and administrative	8,497	4,918	9,945

Total	15,024	8,402	17,393

As of December 31, 2017, unrecognized share-based compensation expense is $4.8 million.

Operating Profit/(Loss)

As a result of the foregoing, we had an operating profit of $90.5 million for the year ended December 31, 2017, compared to operating profits of $130.9 million and $161.3 million, respectively, for the years ended December 31, 2016 and 2015.

Foreign Currency Exchange Gain/(Loss)

For the year ended December 31, 2017, foreign currency exchange loss was $5.2 million, compared to foreign currency exchange gain were $5.1 million and $3.0 million, respectively, for the years ended December 31, 2016 and 2015.

Interest Income

For the year ended December 31, 2017, interest income was $32.3 million, compared to $21.5 million and $23.8 million, respectively, for the years ended December 31, 2016 and 2015. The increase in 2017 was primarily due to an increase in the average cash balance for the year. The decrease in 2016 was primarily due to a decrease in the average interest rates on deposits over the years.

Interest Expense

For the year ended December 31, 2017, interest expense was $4.4 million, compared to $4.3 million and $8.3 million, respectively, for the years ended December 31, 2016 and 2015. Interest expense in 2017 was stable compared with that in 2016. The decrease in 2016 was primarily due to the repayment of bank loans.

Other Income/(Expenses)

For the year ended December 31, 2017, other income/(expense) represents other income of $9.4 million, compared to other income of $15.5 million and $65.0 million, respectively, for the years ended December 31, 2016 and 2015. The year-over-year decrease in other income for 2017 was mainly due to a loss recognized related to a forward contract. The year-over-year decrease in other income for 2016 was mainly due to a reduction related to a gain that was recognized upon the divestment of Shenzhen 7Road and certain overseas assets in 2015.

Income Tax Expense

Income tax expense was $40.8 million for the year ended December 31, 2017, compared to $21.6 million and $54.1 million, respectively, for the years ended December 31, 2016 and 2015. The increase in 2017 was mainly due to an increase in our effective tax rate due to our introduction of Legacy TLBB during 2017. The decrease in 2016 was mainly due to a decrease in our income before income tax expense as well as the recognition of a tax benefit due to a preferential tax rate resulting from one of our principal PRC subsidiary’s having qualified as a KNSE in 2015, which qualification was approved by the PRC tax authorities in 2016.

Net (Loss)/Gain Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $27.0 million for the year ended December 31, 2017. Non-controlling interests consist primarily of non-controlling interests in RaidCall and MoboTap.

Net Income/(Loss) Attributable to Changyou.com Limited

As a result of the foregoing, we had net income attributable to Changyou.com Limited of $108.8 million for the year ended December 31, 2017, compared to a net income of $144.9 million and $212.8 million, respectively, for the years ended December 31, 2016 and 2015.

Liquidity and Capital Resources

Significant Cash-Related Activities

We have financed our operations primarily through cash flows from operations.

During 2015, we drew down loans from offshore banks in an aggregate amount of $344.5 million. The loans were secured by RMB deposits totaling RMB2.3 billion (or $354.7 million) in onshore branches of those banks. As of December 31, 2015, the loan amount carried a floating rate of interest based on the London Inter-Bank Offered Rate. We repaid the loans in full during 2016.

During 2016, our wholly-owned subsidiary AmazGame entered into a loan agreement with Sohu’s wholly-owned subsidiary Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), pursuant to which AmazGame agreed to loan to Sohu Media from time to time up to RMB1.0 billion (or approximately US$148.64 million). As of December 31, 2016, we had outstanding loans to Sohu Media in an aggregate principal amount of RMB500 million (or approximately $72.1 million).

During 2017, AmazGame lent the remaining RMB500 million (or approximately $76.5 million) to Sohu Media pursuant to the loan agreement. As of December 31, 2017, we had outstanding loans to Sohu Media in an aggregate principal amount of RMB1.0 billion (or approximately $153.0 million).

Liquidity Sources and Balances

We had cash and cash equivalents, restricted cash and short-term investments of approximately $977.7 million, $830.7 million, and $744.4 million, respectively, as of December 31, 2017, 2016, and 2015. Cash equivalents primarily consist time deposits with maturities of three months or less and highly-liquid investments that are readily convertible into known amounts of cash.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments and capital expenditures over the next twelve months.

Cash-Generating Ability

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	($ in thousands)
Net cash provided by operating activities	213,344	205,662	198,775
Net cash used in investing activities	(3,935)	(4,685)	(256,426)
Net cash provided by/(used in) financing activities	142,894	(147,459)	15,013
Effect of exchange rate changes on cash and cash equivalents	(3,180)	(14,563)	4,905

Net increase/(decrease) in cash and cash equivalents	349,123	38,955	(37,733)
Cash reclassified (to)/from held for sale	—	(11,684)	11,684
Cash and cash equivalents at beginning of the year	220,794	569,917	597,188

Cash and cash equivalents at end of the year	569,917	597,188	571,139

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2017 was $198.8 million, which was primarily attributable to our net income of $81.8 million, adjusted by non-cash items consisting of goodwill impairment and impairment of intangible assets acquired as part of the acquisition of a business of $86.9 million, depreciation and amortization of $19.8 million, share-based compensation expense of $17.4 million, changes in other receivables of $27.1 million and tax payable of $10.1 million, offset by a change in accounts receivable of $40.4 million and receipts in advance and deferred revenue of $3.3 million.

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

Investing Activities

For the year ended December 31, 2017, net cash used in investing activities was $256.4 million, which was primarily attributable to purchases of financial instruments (net of cash proceeds) of $170.2 million, a loan to Sohu of $72.5 million and matching loans to Sohu of $15.1 million.

For the year ended December 31, 2016, net cash used in investing activities was $4.7 million and was primarily attributable to matching loans to Sohu and Fox Financial of $210.8 million and a loan to Sohu of $72.1 million, offset by cash proceeds relating to restricted time deposits of $225.5 million, and cash proceeds (net of purchases) relating to financial instruments of $48.0 million.

For the year ended December 31, 2015, net cash used in investing activities was $3.9 million and was primarily attributable to consideration received from disposal of subsidiaries of $184.3 million and cash proceeds relating to restricted time deposits of $40.3 million, offset by matching loans to Sohu and Fox Financial of $176.6 million, purchases of intangible assets and other assets for $23.2 million and purchases of fixed assets for an aggregate of $12.4 million.

Financing Activities

For the year ended December 31, 2017, net cash provided by financing activities was $15.0 million, which was primarily due to matching loans from related parties of $15.0 million.

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

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $3.6 million, $13.0 million and $35.6 million, respectively, for the years ended December 31, 2017, 2016 and 2015.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017 (in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Cinema advertisement slot rights	157,829	67,942	79,032	10,855
Expenditures for operating rights of licensed games with technological feasibility	20,883	19,844	1,039	—
Office rental	5,988	2,859	3,129	—
Bandwidth leasing charges	2,263	2,048	215	—
Fees for operating rights of licensed games in development	2,447	2,447	—	—
Others	268	267	1	—

Total	189,678	95,407	83,416	10,855

Other than the obligations set forth above, we did not have any material capital commitments, long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2017.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.’’ In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition.... For publicly-traded business entities, Topic 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). We will adopt the standard effective January 1, 2018 using the modified retrospective method. We have substantially completed the assessments related to the standard and quantification of related effects. After evaluation, we do not expect the standard to have a material impact on our consolidated financial statements.

On January 5, 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The most significant impact on our consolidated financial statements relates to the recognition and measurement of equity investments at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We will adopt ASU 2016-01 effective January 1, 2018. Due to the lack of readily determinable fair values of our investments in equity securities, we have elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. We anticipate that the adoption of ASU 2016-01 will increase the volatility of our other income (expense), net, as a result of the remeasurement of our equity securities upon the occurrence of observable price changes and impairments.

On February 25, 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. After evaluation, we do not expect the standard to have a material impact.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied to each period presented using a retrospective transition method. After evaluation, we do not expect the standard to have a material impact.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. We will evaluate the impact of adopting this standard prospectively upon any acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

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

Directors and Executive Officers	Age	Position
Charles Zhang	53	Chairman of the Board of Directors
Dewen Chen	42	Chief Executive Officer and Director
Xiaojian Hong	40	Chief Operating Officer
Yaobin Wang	45	Chief Financial Officer
Dave De Yang(1)	52	Independent Director
Xiao Chen(1)	54	Independent Director
Charles Chan(1)	64	Independent Director

(1)	Member of the audit committee of our Board of Directors.

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

Dewen Chen is our Chief Executive Officer and was one of the principal founders of our online game business. Mr. Chen joined Sohu in 2005 as a business manager, responsible for building our sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu’s games products. Prior to our carveout from Sohu, Mr. Chen was the Director of Marketing & Operations of the client-end installed MMORPG business of Sohu. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

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

Yaobin Wang was appointed as our Chief Financial Officers on September 29, 2017. Mr. Wang has held many senior management positions previously in a number of internet companies, including Sohu, Changyou, and Kaixin001, where he oversaw finance, legal, and M&A functions. Mr. Wang served as our financial director between 2008 and 2010 and served as Sohu’s financial director and internal audit director between 2005 and 2008. Mr. Wang worked for Deloitte from 1999 to 2005. Mr. Wang holds a master’s degree in Business Administration from Renmin University of China. He is a certified public accountant, a certified tax agent, and a certified internal auditor.

Dave De Yang has served as an independent director and a member of our audit committee since April 2009. Mr. Yang has served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang also served as CFO for Reckitt Benckiser’s North Asia region, including China, Hong Kong, Taiwan, Japan and Korea. Prior to this role, Mr. Yang had worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to such role, he served as acting controller of McDonald’s India and Indonesia and as a senior director of McDonald’s Corporation in Asia Pacific, Middle East and Africa division where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has a master of business administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in Physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Dr. Xiao Chen has served as an independent director and a member of our audit committee since August 2012. Dr. Chen has been an accounting professor at the School of Economics and Management at Tsinghua University since 1997. For the past 20 years, he has been teaching and conducting academic research in the fields of accounting and taxation at Tsinghua University. From August 2007 to April 2013, Dr. Chen served on the Board of Directors and as the chairman of the audit committee of Noah Education Holdings Ltd, a public company listed on the New York Stock Exchange. In the past 10 years, he also served as an independent director of eight other public companies listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange and the Hong Kong Stock Exchange. Dr. Chen received a Ph.D. degree in economics from Tulane University in 1996.

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

Compensation of Directors and Executive Officers

During the year ended December 31, 2017, we paid an aggregate of approximately $4.2 million in cash compensation to our executive officers. We paid an aggregate of $225,000 in cash compensation to our non-executive directors other than Dr. Charles Zhang. In 2017, the total compensation expense recorded in our consolidated statements of comprehensive income was $4.7 million, which included an annual base salary of approximately US$222,074, a performance-based bonus of US$1,776,593, a high-quality game bonus of US$296,099 and other allowances of US$370,124 for Dewen Chen, our Chief Executive Officer. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan”

Employment Agreements with Executive Officers

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

Each of our executive officers has entered into an employee non-competition, non-solicitation, confidential information, and work product agreement with us. Under these agreements, each of our executive officers has agreed to be bound by (i) non-competition restrictions during his employment and for one year after the termination of his employment or for such longer period during which we pay him any severance benefits, and (ii) non-solicitation restrictions during the non-competition period. Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or customers, and the confidential or proprietary information of any third party held by us in confidence. The executive officers have also agreed to disclose to us all inventions which they conceive and develop during the employment and to assign all right, title and interest in them to us and have agreed not to assert any such rights against us.

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

As of December 31, 2017, we had granted the following share options to our executive officers pursuant to our 2014 Share Incentive Plan.

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

Employees

As of December 31, 2017, we had approximately 2,469 full-time and part-time employees. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	*	*
Dewen Chen	*	*
Xiaojian Hong	*	*
Yaobing Wang	—	—
Dave De Yang	—	—
Xiao Chen	—	—
Charles Chan	—	—
Principal Shareholder:
Sohu(2)	71,750,000	68.0%

*	Less than 5% of our total outstanding voting securities.
(1)	Includes the number of Class A ordinary shares and percentage ownership represented by Class A ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. Holders of Class B ordinary shares may convert their Class B ordinary shares into the same number of Class A ordinary shares at any time and, accordingly, are deemed to beneficially own such Class A ordinary shares. The number of Class A ordinary shares or Class B ordinary shares beneficially owned by a person or entity includes restricted share units and/or share options that will vest within 60 days after the date of this report. Class A ordinary shares or Class B ordinary shares issuable upon the vesting of restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding Class A ordinary shares owned by that person or entity. Such Class A ordinary shares or Class B ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

(2)	Consists of 1,500,000 Class A ordinary shares, which are represented by 750,000 ADSs, and 70,250,000 Class B ordinary shares held by Sohu.com Inc. through an indirect wholly-owned subsidiary, Sohu.com (Game) Limited, a Cayman Islands company . The registered address of Sohu.com (Game) Limited is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. The Class A ordinary shares (represented by ADSs) and the Class B ordinary shares held by Sohu collectively represent approximately 95.4% of the voting power of all issued and outstanding ordinary shares of Changyou.

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

All of the 35,225,420 Class A ordinary shares issued and outstanding as of the date of this report, or approximately 33.4% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

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

Transactions and Agreements with Sohu in connection with the carve-out of our PC games business from Sohu

Expenses charged from Sohu for sales and marketing services and certain other services in connection with our business amounted to $0.8 million, $1.0 million and $2.7 million, respectively, for the years ended December 31, 2017, 2016 and 2015. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate general administrative expenses allocated from Sohu were $nil, $nil and $ nil, respectively, for the years ended December 31, 2017, 2016 and 2015.

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

Matching Loans Arrangement between Sohu and Changyou

During 2015, 2016 and 2017, certain of our subsidiaries and certain subsidiaries of Sohu entered into a series of one year loan agreements, pursuant to which our subsidiaries are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Sohu subsidiaries are entitled to draw down equivalent RMB-denominated loans from our subsidiaries, to facilitate each other’s business operations. During 2017, certain of our subsidiaries and certain subsidiaries of Sohu extended the maturity dates of the loan agreements to December 31, 2018. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down. As of December 31, 2015, 2016, and 2017, we had drawn down from the Sohu subsidiaries loans in an aggregate principal amount of $170 million, $350 million and $365 million, respectively, Sohu had drawn down from our subsidiaries loans in an aggregate principal amount of RMB1.02 billion (approximately $157.1 million), RMB2.21 billion (approximately $318.2 million) and RMB2.31 billion (approximately $353.8 million), respectively. For the years ended December 31, 2015, 2016 and 2017, interest income that we earned from such RMB-denominated loans were $4.9 million, $9.8 million and $13.0 million, respectively, and interest expense that we accrued for such U.S. dollar-denominated loans were $1.2 million, $3.1 million and $3.6 million, respectively.

Matching Loans Arrangement between Changyou and Fox Financial

During 2015, certain of our subsidiaries and certain subsidiaries of Fox Financial Technology Group Limited, or Fox Financial (formerly known as “SoEasy Internet Finance Group Limited”), entered into a series of one year loan agreements pursuant to which our subsidiaries were entitled to draw down HK dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries were entitled to draw down equivalent RMB-denominated loans from our subsidiaries. During 2016 we repaid the subsidiaries of Fox Financial HK$100 million (approximately $12.9 million) of outstanding principal under the loans and paid interest of HK$1.4 million (approximately $0.2 million), and the subsidiaries of Fox Financial repaid our subsidiaries RMB 80 million (approximately $12.3 million) of outstanding principal under the loans and paid interest of RMB 4.7 million (approximately $0.7 million).

During 2016, certain of our subsidiaries and certain subsidiaries of Fox Financial entered into a series of one year loan agreements pursuant to which the subsidiaries of Fox Financial are entitled to draw down RMB-denominated loans from our subsidiaries, which in turn are entitled to draw down equivalent US dollar-denominated loans from the Fox Financial subsidiaries, to facilitate each other’s business operations. Under the terms of the loan agreements, our subsidiaries will repay principal of the US dollar-denominated loans in an amount equal to the original principal amount of the equivalent RMB-denominated loans, divided by the RMB to US dollar exchange rate that is in effect on the date of the repayment. The resulting exchange gain or loss is recognized for each reporting period. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the loan agreements were entered into. As of December 31, 2016, we had drawn down from the subsidiaries of Fox Financial loans in an aggregate principal amount of US$28.1 million and the subsidiaries of Fox Financial had drawn down from our subsidiaries loans in an aggregate principal amount of RMB 195 million (approximately $28.1 million). For the year ended December 31, 2016, interest income that we earned from the RMB-denominated loans was $1.2 million, interest expense that we accrued for the US dollar-denominated loans was $0.7 million and exchange gain recognized was $1.9 million.

During 2017, certain of our subsidiaries and certain subsidiaries of Fox Financial extended the maturity dates of the loan agreements signed in 2016 to December 31, 2018. Under the terms of the loan agreements, our subsidiaries will repay principal of the US dollar-denominated loans in an amount equal to the original principal amount of the equivalent RMB-denominated loans, divided by the RMB to US dollar exchange rate that is in effect on the date of the repayment. The resulting exchange gain or loss is recognized for each reporting period. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the loan agreements were entered into. As of December 31, 2017, we had drawn down from the subsidiaries of Fox Financial loans in an aggregate principal amount of US$29.8 million and the subsidiaries of Fox Financial had drawn down from our subsidiaries loans in an aggregate principal amount of RMB 195 million (approximately $29.8 million). For the year ended December 31, 2017, interest income that we earned from the RMB-denominated loans was $1.2 million, interest expense that we accrued for the US dollar-denominated loans was $0.7 million and exchange loss recognized was $1.8 million.

Letter Agreement with Former Chief Financial Officer

On August 25, 2017, in connection with the resignation of Jasmine Zhou as our Chief Financial Officer effective August 31, 2017, we entered into a letter agreement with Ms. Zhou in which we agreed that, with the exception of certain specified provisions, her executive employment agreement with us dated January 1, 2015 would terminate upon the effective date of her resignation. Ms. Zhou agreed not to compete with us through August 31, 2018, and we agreed that the provisions of Ms. Zhou’s employee non-competition, non-solicitation, confidential information, and work product agreement with us dated January 1, 2015, other than the non-compete provision, would remain in effect. The letter agreement also provides that Ms. Zhou will serve as a consultant to us from September 1, 2017 through February 28, 2018 in return for a fee of RMB175,000 (approximately $26,000) per month during the consulting period.

Loan Agreement with Sohu

Loan Agreement

On October 24, 2016, our indirect wholly-owned subsidiary AmazGame entered into a loan agreement (the “Sohu Loan Agreement”) with Sohu’s indirect wholly-owned subsidiary Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”) pursuant to which AmazGame agreed to loan to Sohu Media from time to time up to RMB1.0 billion (or approximately US$148.64 million). Under the Sohu Loan Agreement, the first request by Sohu Media for an advance must be made on or prior to December 31, 2016, and requests for further advances may be made for one year following the initial advance. Such one-year request period may be extended for another one-year period at Sohu Media’s request with the consent of AmazGame. Principal amounts outstanding under the Sohu Loan Agreement will bear interest at an annual rate of 6%. The maturity date for principal and accrued interest for each advance will be one year from the date of each such advance, subject to extension of the date for repayment of principal for one additional year at the request of Sohu Media with the consent of AmazGame. Interest accrued on each advance will be due on the applicable initial one-year maturity date without regard to whether the principal maturity date is extended, and interest accrued following any extension of the maturity date for an advance will be due, together with principal, upon the extended maturity date of such advance. The Sohu Loan Agreement includes customary events of default, including Sohu Media’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Sohu Media. Upon AmazGame’s declaration of an event of default under the Sohu Loan Agreement, AmazGame may refuse to make further advances and demand payment in full of all outstanding principal and accrued interest, and we may elect to execute our right under the Sohu Loan Share Pledge Agreement, as described below, to apply the outstanding amounts of principal and interest to repurchase Class B ordinary shares in us held by Sohu’s indirect wholly-owned subsidiary Sohu.com (Game) Limited (“Sohu Game”). As of December 31, 2017, we had outstanding loans to Sohu Media in an aggregate principal amount of RMB1 billion (approximately $153.0 million), and the maturity dates for all of the outstanding loans have been extended for one additional year from the original maturity dates of the loans. We earned interest income of $8.0 million from these loans in the year ended December 31, 2017.

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

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009.

The following table provides the high and low reported sale prices for our ADSs on the Nasdaq Global Select Market for (1) the five most recent fiscal years (2) each quarter in the two most recent fiscal years, (3) each of the last six full months, and (4) the month of February 2018 through February 21, 2018.

	Trading Price ($)
	High	Low
2013
Full Year	41.64	26.52
2014
Full Year	34.32	17.13
2015
Full Year	35.27	17.00
2016
First Quarter	24.05	15.21
Second Quarter	20.30	17.43
Third Quarter	30.28	18.75
Fourth Quarter	28.68	21.13
2017
Full Year	44.55	21.37
First Quarter	31.47	21.37
Second Quarter	40.89	25.83
Third Quarter	44.55	37.68
Fourth Quarter	40.99	34.22
August	44.55	38.53
September	41.68	38.36
October	40.99	34.22
November	39.00	35.30
December	37.64	35.30
2018
January	37.63	29.60
February (through February 21)	32.39	26.93

ITEM 10.	ADDITIONAL INFORMATION

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

Convertible Bond Subscription Agreement

On July 16, 2014, in connection with the investment agreement, we and MoboTap entered into a convertible bond subscription agreement, pursuant to which we purchased at the closing, which took place on July 31, 2014, $30 million in principal amount of a zero-coupon convertible bond issued by MoboTap that would be due in five years. As of December 31, 2017, MoboTap had redeemed the entire amount of $30 million of the convertible bond from us.

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

The following discussion does not describe the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks or certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, hedging, conversion transaction or other integrated investment;

•	regulated investments companies;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote or 10% or more of the total value of all classes of our shares; or

•	partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or Class A ordinary shares through partnerships or other pass-through entities.

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

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2017 taxable year ended November 30, 2017. Our expectation is based on our operations and the composition of our earnings and assets for the 2017 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, this could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and Corporate Governance—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

A U.S. holder of ADSs or Class A ordinary shares in any year in which we are a PFIC will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or Class A ordinary shares and any gain realized on the disposition of the ADSs or Class A ordinary shares. In addition, if we are a PFIC for a taxable year in which we pay a dividend, or for the prior taxable year, the lower rate on “qualified dividend income” discussed below with respect to dividends paid to certain non-corporate U.S. holders would not apply.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of ADSs or Class A ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a rate of 24% for taxable years beginning after December 31, 2017, and before January 1, 2026. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2017 were $580.3 million and our total assets as of December 31, 2017 were $1.92 billion, representing revenues of RMB 3.79 billion and total assets of RMB12.6 billion at the noon buying rate of RMB 6.5342 to $1.00 on December 31, 2017. If the value of the RMB were to depreciate by approximately 10% to RMB7.1876 to $1.00, the value of the same amount of RMB-denominated revenues and total assets in U.S. dollars would be $527.5 million and $1.75 billion, respectively. See “Risk Factors—Risks Related to Doing Business in China—We may suffer currency exchange losses if the RMB depreciates relative to the U.S. dollar, which could reduce the value of an investment in our ADSs” in Item 3.

The RMB is not freely tradeable in “capital account” transactions, which include foreign direct investment. Foreign exchange transactions classified as capital account transactions are subject to limitations and require approval from the SAFE. This could affect our China-based subsidiaries’ ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. Further, the RMB is at present free convertible in “current account” transactions, which include dividends, trade and service-related foreign exchange transactions, and our China-based subsidiaries may purchase and retain foreign exchange for settlement of such transactions, including payment of dividends, without the approval of the SAFE. However, the relevant PRC governmental authorities may limit our ability to purchase or retain foreign currencies in the future. Since a significant amount of our future revenues are likely to be in the form of RMB, these existing restrictions, and any future restrictions, on currency exchange may limit our ability to use revenues generated in RMB to fund our business activities outside of China, or to make expenditures denominated in foreign currencies.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would reduce the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the RMB against the U.S. dollar would reduce the U.S. dollar amounts available to us.

As of December 31, 3017, we had entered into foreign exchange forward contracts with banks in an aggregate notional amount of $10 million, in an effort to reduce our exposure to foreign currency exchange risk. However, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2017, which consisted of cash and cash equivalents, restricted cash, accounts receivable, short term investments, prepaid and other current assets, other current liabilities, long-term tax payables and other long-term liabilities. The book value of those financial instruments approximated their fair value.

	Denominated in
	US$	RMB	Others	Total
	(in thousands)
Cash and cash equivalents	$492,999	$71,888	$6,252	$571,139
Restricted cash	—	2,020	—	2,020
Accounts receivable, net	3,677	86,734	1,225	91,636
Short-term investments	—	404,584	—	404,584
Prepaid and other current assets	171	527,670	244	528,085
Other current liabilities	397,395	157,629	2,295	557,319
Long-term tax payable	—	14,114	—	14,114
Other long-term liabilities	—	790	—	790

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.6%, 2.0% and 1.4% in 2017, 2016 and 2015, respectively. If inflation rises, it may materially and adversely affect our business.

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

Pursuant to an agreement dated April 1, 2009, as amended in June 4, 2010, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May of each of 2015, 2016 and 2017 for our expenses, including investor relations expenses, legal fees, accounting fees, Nasdaq listing application and listing fees and related expenses, of $nil, $nil and $nil, respectively, which figures are net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

As of December 31, 2017, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2017.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

	For the year ended December 31,
	2016	2017
	US$	US$
	(in thousands)
Audit fees(1)	$1,520	$1,344
Tax fees(2)	856	459
Audit related fees(3)	57	93
All other fees	2	2

Total	$2,435	$1,898

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Changyou and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1(1)	Registrant’s Specimen American Depositary Receipt

2.2(1)	Registrant’s Specimen Certificate for Class A ordinary shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares

4.1(1)	2008 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement with the Registrant’s directors

4.3(1)	English translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease

4.4(1)	English translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease

4.5(1)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited

4.6(1)	English Translation of License Agreement between Gamease and Louis Cha regarding TLBB †

4.7(2)	English Translation of Project Cooperation Agreement, dated August 23, 2010, between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.8(2)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, between Changyou and Sohu

4.9(2)	English translation of Services and Maintenance Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

4.10(2)	English translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Gamespace and Guanyou Gamespace

4.11(3)	Master Transaction Agreement, dated as of November 29, 2011, between, on the one hand, Sohu.com Inc., Sohu.com Limited, Beijing Sohu Internet Information Service Co., Ltd., Beijing Sohu New Era Information Technology Co., Ltd., and Beijing Sohu New Media Information Technology Co., Ltd., and, on the other hand, Changyou.com Limited, Changyou.com HK Limited, and Beijing Changyou Gamespace Software Technology Co., Ltd., Beijing Guanyou Gamespace Digital Technology Co., Ltd.

4.12(3)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, by and between Sohu.com Inc. and Changyou.com Limited

4.13(3)	Services Agreement, dated as of November 29, 2011, by and between Beijing Changyou Gamespace Software Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd.

4.14(3)	English Translation of Form of Beijing Commercial Property Advance Sale Contract between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.15(4)	Changyou.com Limited 2014 Share Incentive Plan

4.16(5)	English translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century

4.17(5)	English translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century

4.18(5)	English translation of Equity Pledge Agreements, dated April 15, 2015, among AmazGame, Gamease and High Century

4.19(5)	English translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century

Exhibit Number	Description of Document

4.20(5)	English translation of Power of Attorney, dated April 15, 2015, executed by High Century in favor of AmazGame

4.21(5)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star

4.22(5)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star

4.23(5)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.24(5)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.25(5)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.26(5)	English translation of Equity Pledge Agreement, dated September 30, 2015, among Beijing Baina Technology, Changyou Star and Yongzhi Yang

4.27(5)	English translation of Exclusive Call Option Agreement, dated September 30, 2015, among Beijing Baina Technology, Changyou Star, Wuhan Baina Information and Yongzhi Yang

4.28(5)	English translation of Exclusive Services Agreement, dated September 30, 2015, between Beijing Baina Technology and Wuhan Baina Information

4.29(5)	English translation of Business Operation Agreement, dated September 30, 2015, among Beijing Baina Technology, Wuhan Baina Information, Changyou Star and Yongzhi Yang

4.30(5)	English translation of Power of Attorney, dated September 30, 2015, executed by the shareholders of Wuhan Baina Information in favor of Beijing Baina Technology

4.31(5)	English translation of Equity Purchase Agreement, dated April 16, 2015, among Meng Shuqi, Gamease, Shenzhen 7Road and Shanghai Yong Chong.

4.32(6)	English Translation of Loan Agreement, dated as of October 24, 2016, between AmazGame and Sohu Media.

4.33(6)	Share Pledge Agreement, dated as of October 24, 2016, between the Company and Sohu Game.

4.34*	Letter Agreement, dated August 25, 2017, between the Company and Jasmine Zhou

4.35*	Form of Executive Employment Agreement with Executive Officers

4.36*	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Executive Officers.

8.1*	Subsidiaries of the Registrant

11.1(1)	Code of Ethics and Conduct for Directors, Officers and Employees

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009.
(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011.
(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012.
(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 2, 2015.
(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2016
(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2017
†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.
*	Filed or furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU.COM LIMITED

By	/s/ DEWEN CHEN
Name:	Dewen Chen
Title:	Chief Executive Officer

By	/s/ YAOBIN WANG
Name:	Yaobin Wang
Title:	Chief Financial Officer

Date: February 28, 2018

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.com Limited:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Changyou.com Limited and its subsidiaries as of December 31, 2017 and, 2016, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

February 28, 2018

We have served as the Company’s auditor since 2008.

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 and 2017

(In thousands, except par value)

		As of December 31,
	Notes	2016	2017
		US$	US$
Assets
Current assets:
Cash and cash equivalents		597,188	571,139
Restricted cash		—	2,020
Short-term investments	4(e)	233,491	404,584
Accounts receivable, net	8	47,150	91,636
Prepaid and other current assets (including $419,507 and $466,108, respectively, of matching loans to related parties and loan between Changyou and Sohu)	9	484,995	528,085
Assets held for sale	10	103,079	—

Total current assets		1,465,903	1,597,464

Non-current assets:
Fixed assets, net	11	189,770	189,947
Intangible assets, net	12	12,335	8,460
Long-term investments, net	13	3,493	3,000
Goodwill	14	26,502	27,504
Other assets, net (including $nil and $76,520, respectively, of loan between Changyou and Sohu)	15	10,034	95,648

Total assets		1,708,037	1,922,023

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $7,799 and $3,904, respectively)		23,869	24,647
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $30,785 and $29,597, respectively)	17	43,541	42,917
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $126 and $462, respectively)		29,765	39,084
Accrued liabilities to suppliers (including accrued liabilities to suppliers of consolidated VIEs without recourse to the Company of $3,802 and $2,073, respectively)		19,503	26,325
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $903 and $413, respectively)		8,381	19,468
Other short-term liabilities (including $378,678 and $396,192, respectively, of matching loans from related parties and $3,633 and $3,163, respectively, of other short-term liabilities of consolidated VIEs without recourse to the Company)	18	387,537	404,878
Liabilities held for sale (including liabilities held for sale of consolidated VIEs without recourse to the Company of $3,232 and $nil, respectively)	10	3,902	—

Total current liabilities		516,498	557,319

Long-term liabilities:
Deferred tax liabilities		29,336	34,443
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of $13,295 and $14,114, respectively)		14,039	14,904

Total liabilities		559,873	606,666

Commitments and contingencies	28
Shareholders’ equity:
Class A ordinary shares (par value $0.01, 200,000 authorized; 34,501 and 35,186, respectively, issued and outstanding as of December 31, 2016 and 2017)		372	379
Class B ordinary shares (par value $0.01, 97,740 authorized; 70,250 and 70,250, respectively, issued and outstanding as of December 31, 2016 and 2017)		703	703
Additional paid-in capital		121,381	138,750
Treasury shares (2,730 and 2,730 shares, respectively, as of December 31, 2016 and 2017)	26	(35,323)	(35,323)
Statutory reserves	23	7,061	14,277
Retained earnings		1,095,999	1,197,617
Accumulated other comprehensive loss		(72,426)	(4,398)

Total Changyou.com Limited shareholders’ equity		1,117,767	1,312,005
Non-controlling interest		30,397	3,352

Total shareholders’ equity		1,148,164	1,315,357

Total liabilities and shareholders’ equity		1,708,037	1,922,023

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In thousands, except per share and per ADS data)

		For the Year Ended December 31
	Note	2015	2016	2017
		US$	US$	US$
Revenues:
Online game		636,846	395,708	449,533
Online advertising		57,832	39,409	25,129
Cinema advertising		42,573	68,542	91,419
IVAS		24,385	21,726	14,180

Total revenues		761,636	525,385	580,261
Cost of revenues:
Online game		156,318	96,171	62,774
Online advertising		11,565	10,104	6,660
Cinema advertising		29,231	45,959	84,944
IVAS		19,647	13,576	9,408

Total cost of revenues		216,761	165,810	163,786

Gross profit		544,875	359,575	416,475
Operating expenses:
Product development		170,605	121,619	131,032
Sales and marketing (including transactions with related parties of $2,651, $1,039 and $802, respectively)		92,355	56,543	60,917
General and administrative		80,269	50,560	47,163
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business		40,324	—	86,882

Total operating expenses		383,553	228,722	325,994

Operating profit		161,322	130,853	90,481
Interest income (including transactions with related parties of $5,360, $11,250 and $22,162, respectively)		23,777	21,490	32,319
Foreign currency exchange gain/(loss)		2,954	5,108	(5,196)
Interest expense (including transactions with related parties of $1,340, $3,727 and $4,372, respectively)		(8,333)	(4,321)	(4,372)
Other income, net		64,962	15,523	9,374

Income before income tax expense		244,682	168,653	122,606
Income tax expense	20	54,055	21,583	40,767

Net income		190,627	147,070	81,839
Less: Net income/(loss) attributable to non-controlling interest shareholders		(22,157)	2,123	(26,995)

Net income attributable to Changyou.com Limited		212,784	144,947	108,834

Net income		190,627	147,070	81,839
Change in foreign currency translation adjustment (net of tax of nil, nil, and nil, respectively)		(74,904)	(66,321)	68,028
Available-for-sale securities:
Change in unrealized gain/(loss) (net of tax of nil, nil, and nil respectively)		(1,454)	—	—
Less: reclassification adjustment for net loss included in net income (net of tax of nil, nil, and nil, respectively)		1,436	—	—
Net change in unrealized gain/(loss) on available-for-sale securities, net of tax		(18)	—	—

Total Other comprehensive income/(loss)		(74,922)	(66,321)	68,028

Comprehensive income		115,705	80,749	149,867
Comprehensive income/(loss) attributable to non-controlling interest shareholders		(22,176)	2,127	(26,995)

Comprehensive income attributable to Changyou.com Limited		137,881	78,622	176,862

Basic net income per share	24	2.03	1.39	1.03
Diluted net income per share	24	2.01	1.36	1.02
Basic net income per ADS		4.06	2.78	2.06
Diluted net income per ADS		4.02	2.72	2.04
Weighted average number of ordinary shares outstanding, basic		104,924	104,560	105,188
Weighted average number of ordinary shares outstanding, diluted		105,762	106,278	106,570
Weighted average number of ADS outstanding, basic		52,462	52,280	52,594
Weighted average number of ADS outstanding, diluted		52,881	53,139	53,285
Total share-based compensation cost included in:
Cost of revenues		35	31	73
Product development		5,475	2,881	6,163
Sales and marketing		1,017	572	1,212
General and administrative		8,497	4,918	9,945

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In thousands)

	Ordinary shares						Accumulated other comprehensive income/(loss)
	Number of shares	Amount	Additional paid-in capital	Treasury shares	Statutory reserves	Retained earnings		Non- controlling interest	Total shareholders’ equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2014	106,925	1,070	96,004	(20,817)	9,367	735,962	68,802	52,310	942,698

Issuance of ordinary shares upon vesting and settlement of restricted share units	144	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	15,044	—	—	—	—	30	15,074
Foreign currency translation adjustment	—	—	—	—	—	—	(74,885)	(19)	(74,904)
Disposal of available-for-sale securities,net	—	—	—	—	—	—	(18)	—	(18)
Net income/(loss) attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	212,784	—	(22,157)	190,627
Changes in statutory reserve	—	—	—	—	(2,621)	2,621	—	—	—
Non-controlling interest recognized in domestic companies	—	—	—	—	—	—	—	278	278
Repurchase of ordinary shares	—	—	—	(14,506)	—	—	—	—	(14,506)
Change in majority interest in RaidCall	—	—	672	—	—	—	—	(672)	—

Balance as of December 31, 2015	107,069	1,071	111,719	(35,323)	6,746	951,367	(6,101)	29,770	1,059,249

Issuance of ordinary shares upon vesting and settlement of restricted share units and share options	412	4	(2)	—	—	—	—	—	2
Share-based compensation	—	—	8,331	—	—	—	—	71	8,402
Foreign currency translation adjustment	—	—	—	—	—	—	(66,325)	4	(66,321)
Net income attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	144,947	—	2,123	147,070
Changes in statutory reserve	—	—	—	—	315	(315)	—	—	—
Contribution from non-controlling interest shareholder	—	—	1,333	—	—	—	—	(1,333)	—
Disposal of non-controlling interest	—	—	—	—	—	—	—	(238)	(238)

Balance as of December 31, 2016	107,481	1,075	121,381	(35,323)	7,061	1,095,999	(72,426)	30,397	1,148,164

Issuance of ordinary shares upon vesting and settlement of restricted share units and share options	685	7	—	—	—	—	—	—	7
Share-based compensation	—	—	17,369	—	—	—	—	24	17,393
Foreign currency translation adjustment	—	—	—	—	—	—	68,028	—	68,028
Net income/(loss) attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	108,834	—	(26,995)	81,839
Changes in statutory reserve	—	—	—	—	7,216	(7,216)	—	—	—
Acquisition of a subsidiary	—	—	—	—	—	—	—	6	6

Disposal of non-controlling interest	—	—	—	—	—	—	—	(80)	(80)

Balance as of December 31, 2017	108,166	1,082	138,750	(35,323)	14,277	1,197,617	(4,398)	3,352	1,315,357

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands)

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
Cash flows from operating activities:
Net income	190,627	147,070	81,839
Adjustments to reconcile net income to net cash provided by operating activities
Bad debt provision	582	1,615	2,083
Depreciation	16,374	13,643	11,993
Amortization of intangible assets and other assets	24,739	12,377	7,814
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	40,324	—	86,882
Impairment loss of other assets	15,600	4,391	2,933
Share-based compensation expense	15,024	8,402	17,393
Loss from equity investments	724	1,079	518
Disposal loss/(gain) of fixed assets and intangible assets	805	156	(167)
Deferred tax expense	8,009	11,403	1,524
Change in contingent consideration	114	—	—
Change in fair value of financial instruments	(1,331)	(12,290)	(9,186)
Disposal of subsidiaries and long-term investment	(53,744)	(149)	523
Changes in current assets and liabilities, net of acquisition:
Restricted cash	—	—	(2,020)
Accounts receivable, net	4,295	14,840	(40,368)
Prepaid and other assets (including changes in interest receivables from related parties of $5,360, $(4,247) and $4,855, respectively)	(12,743)	1,756	14,149
Accounts payable	(16,280)	2,489	175
Receipts in advance and deferred revenue	2,065	4,449	(3,276)
Accrued salary and benefits	(16,460)	(4,985)	6,278
Accrued liabilities to suppliers	951	7,211	2,466
Tax payables	4,464	(4,630)	10,105
Other short-term liabilities (including changes in interest payables to related parties of $1,340, $(772) and $781, respectively)	(10,795)	(3,165)	7,117

Net cash provided by operating activities	213,344	205,662	198,775

Cash flows from investing activities:
Purchase of fixed assets	(12,443)	(4,032)	(2,414)
Purchase of intangible assets and other assets	(23,167)	(9,003)	(1,191)
Release of restricted time deposits	40,310	225,493	—
Investment in equity investees and debt securities	(4,136)	—	—
Purchase of financial instruments	(646,323)	(316,081)	(1,364,514)
Proceeds from financial instruments	642,473	364,121	1,197,774
Matching loans to related parties	(176,639)	(210,797)	(15,110)
Proceeds from matching loans	—	12,064	—
Loans to Sohu (Note 27)	—	(72,077)	(72,510)
Funds to 7Road	(20,033)	—	—
Return of funds from 7Road	9,415	5,061	4,928
Consideration received from sale of 7Road business and subsidiaries, net of cash (Note 2)	184,345	—	—
Other investing activities	2,263	566	(3,389)

Net cash used in investing activities	(3,935)	(4,685)	(256,426)

Cash flows from financing activities:
Loan proceeds from banks	—	—	—
Matching loans from related parties	182,900	209,941	15,000
Repayment of matching loans	—	(12,900)	—
Repayments of loans to offshore banks	(25,500)	(344,500)	—
Issuance of common stock	—	—	7
Payment for repurchase of shares	(14,506)	—	—
Other financing activities	—	—	6

Net cash provided by/(used in) financing activities	142,894	(147,459)	15,013

Effect of exchange rate changes on cash and cash equivalents	(3,180)	(14,563)	4,905

Reclassification of cash and cash equivalents from/ (to)assets held for sale	—	(11,684)	11,684

Net increase/(decrease) in cash and cash equivalents	349,123	27,271	(26,049)
Cash and cash equivalents, beginning of year	220,794	569,917	597,188

Cash and cash equivalents, end of year	569,917	597,188	571,139

Supplemental disclosures of cash flow
Cash paid for income taxes	(40,241)	(12,348)	(36,884)
Cash paid for interest expense	(7,235)	(5,263)	(3,648)
Supplemental schedule of non-cash investing activity
Changes in account payable, accrued expenses and other liabilities related to fixed assets and intangible assets additions	(11,277)	(2,909)	2,377

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (including subsidiaries of variable interest entities, “VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2017 are described below:

Name of entity	Place and date of incorporation or acquisition	Effective interest held

Subsidiaries:
Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, incorporated on August 13, 2007	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, incorporated on September 26, 2007	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, incorporated on October 29, 2009	100%
Beijing Changyou Chuangxiang Software Technology Co.,Ltd.	Beijing, China, incorporated on November 8, 2016	100%
Beijing Yang Fan Jing He Information Consulting Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, incorporated on April 22, 2010	100%
Ice Information Technology (Shanghai) Co., Ltd. (“ICE information”)	Shanghai, China, acquired on May 28, 2010	100%
Shanghai Jing Mao Culture Communication Co., Ltd	Shanghai, China, acquired on January 25, 2011	100%
Beijing Changyou Jingmao Film & Culture Communication Co., Ltd.	Beijing, China, acquired on January 25, 2011	100%
Shenzhen Brilliant Imagination Technologies Co., Ltd. (“Brilliant Imagination”)	Shenzhen, China, incorporated on April 18, 2014	100%
Changyou.com Webgames (HK) Limited (“Changyou HK Webgames”)	Hong Kong, China, incorporated on September 21, 2011	100%
7Road.com Limited (“7Road”)	Cayman Islands, incorporated on June 15, 2011	100%
7Road.com HK Limited	Hong Kong, China, incorporated on July 6, 2011	100%
Glory Loop Limited	British Virgin Islands, incorporated on June 23, 2014	100%
MoboTap Inc. (“MoboTap”)	Cayman Islands, acquired on July 31, 2014	51%
MoboTap Inc. Limited	Hong Kong, China, acquired on July 31, 2014	51%
Baina Zhiyuan (Beijing) Technology Co., Ltd. (“Beijing Baina Technology”)	Beijing, China, acquired on July 31, 2014	51%

VIEs:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, incorporated on August 23, 2007	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”), a wholly-owned subsidiary of Gamease	Shanghai, China, acquired on May 28, 2010	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Beijing, China, incorporated on August 5, 2010	100%
Baina (Wuhan) Information Technology Co., Ltd. (“Wuhan Baina Information”)	Wuhan, China, acquired on July 31, 2014	51%

The Group’s primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. The online game business is the Group’s core business.

The Company is a leading online game developer and operator in China as measured by the popularity of the PC game TLBB and the mobile game Legacy TLBB. The Group engages in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used; and mobile games, which are played on mobile devices and require an Internet connection.

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

In the first quarter of 2017, the Company’s management determined that the disposal was unlikely to be completed within one year due to the suspension of negotiations with the potential buyer. As a result, the assets held for sale and liabilities held for sale related to MoboTap were reclassified as assets and liabilities held for use and measured at the carrying value before MoboTap was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the assets and liabilities been continuously classified as held for use.

In the third quarter of 2017, due to enhanced restrictions the Chinese regulatory authorities imposed on card and board games, some of the Company’s key distribution partners informed the Company that they had decided to stop the distribution and promotion of card and board games, which had an adverse impact on MoboTap’s current performance, and also increased uncertainty with respect to its future operations and cash flow. As a result, the Company’s management determined that it was unlikely for MoboTap to gain users and grow its online card and board games revenues in China. Management performed an impairment test in the third quarter of 2017 using the discounted cash flow method, and impairment charges of $86.9 million were recognized to reflect the fair value of the MoboTap business, of which an $83.5 million impairment loss was recognized for goodwill and a $3.4 million impairment loss was recognized for intangible assets.

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

Basic Information

PRC law and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its online game business and its platform channel business primarily through its principal VIEs. Gamease is 100% owned directly by Beijing Century High Tech Investment Co., Ltd. (“High Century”), which is a PRC company and a VIE of Sohu.com that is held 80% by Charles Zhang, Changyou’ Chairman of the Board, and 20% by Wei Li, an employee of Sohu. Guanyou Gamespace is 100% owned directly by Beijing Changyou Star Digital Technology Co., Ltd., (“Changyou Star”), which is a PRC company owned 50% by Dewen Chen, Changyou’s Chief Executive Officer, and 50% by Jie Liu, a Changyou employee. Shanghai ICE is owned 100% by Changyou’s VIE Gamease.

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

Under contractual agreements with the Company, shareholders of Gamease, Guanyou Gamespace, and Wuhan Baina Information are required to transfer their ownership in Gamease, Guanyou Gamespace and Wuhan Baina Information to the Company, if permitted by PRC law and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease, Guanyou Gamespace and Wuhan Baina Information are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace and Wuhan Baina Information. High Century, Changyou Star have pledged their shares in Gamease, Guanyou Gamespace as collateral for the loans. The aggregate amount of these loans as of December 31, 2017 was $3.1 million.

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

The Group follows the relevant guidance on accounting for VIEs, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the contractual relationships between the Company, AmazGame and Gamease, the contractual relationship between the Company, Gamespace and Guanyou Gamespace; the contractual relationship between the Company, Beijing Baina Technology” and Wuhan Baina Information; and the contractual relationship between the Company, 7Road Technology and Shenzhen 7Road before the sale of the 7Road business on August 17, 2015, and the economic benefit flows of these contractual arrangements. In connection with such evaluation, management also took into account the facts that, as a result of these contractual arrangements, AmazGame and Gamespace and Beijing Baina Technology control 100% of the shareholders’ voting interests in Gamease, Guanyou Gamespace and Wuhan Baina Information; that before the sale of the 7Road business on August 17, 2015, 7Road Technology controlled 100% of the shareholders’ voting interests in Shenzhen 7Road; and that Gamease holds and controls 100% of the equity and voting interests in Shanghai ICE. The Group concluded that Gamease, Guanyou Gamespace, Shanghai ICE and Wuhan Baina Information are VIEs of the Company and that the Company is the primary beneficiary of each of them and that Shenzhen 7Road was a VIE of the Company and that the Company was the primary beneficiary of Shenzhen 7Road before the sale of 7Road business on August 17, 2015. As a result, Gamease’s, Guanyou Gamespace’s, Shanghai ICE’s and Wuhan Baina Information’s results of operations, assets and liabilities, and Shenzhen 7Road’s results of operations, assets and liabilities until August 17, 2015, have been included in the Group’s consolidated financial statements.

Financial Information

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, (in thousands)
	2016	2017
ASSETS:
Cash and cash equivalents	$1,166	$3,275
Accounts receivable, net	19,874	10,140
Prepaid expense	1,427	1,154
Other receivable	16,158	8,155
Due from affiliates	240,859	328,227
Other current assets	1,797	3,582
Assets held for sale	12,551	—

Total current assets	293,832	354,533

Goodwill	10,257	10,257
Deferred tax assets	3,603	2,187
Other non-current assets	4,272	3,003

Total assets	$311,964	$369,980

LIABILITIES:
Accounts payable	$7,799	$3,904
Accrued and other short-term liabilities	7,561	5,699
Due to affiliates	50,330	83,966
Due to Sohu	28	5
Receipts in advance and deferred revenue	30,785	29,597
Tax payable	903	413
Liabilities held for sale	3,232	—

Total current liabilities	100,638	123,584

Other long-term liabilities	14,736	15,645

Total liabilities	$115,374	$139,229

	For the Year ended December 31, (in thousands)
	2015	2016	2017
Net revenue	$742,547	$426,329	$321,495
Net income	2,499	48,496	21,219

	For the Year ended December 31, (in thousands)
	2015	2016	2017
Net cash used in operating activities	$(74,415)	$(3,161)	$(10,846)
Net cash provided by investing activities	71,687	2,319	4,802
Net cash used in financing activities	—	—	—

Under contractual arrangements with the Company’s VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2017, the registered capital and PRC statutory reserves of the Company’s VIEs totaled $11.1 million. As the Company’s consolidated VIEs are incorporated as limited liability companies under PRC law, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of such VIEs.

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

The Company’s financial instruments consist primarily of cash equivalents, accounts receivable, short-term investments, prepaid and other current assets, assets and liabilities held for sale, investments in debt securities, other non-current assets, accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, and other short-term liabilities.

d. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits with original maturities of three months or less and highly-liquid investments that are readily convertible into known amounts of cash.

e. Short-term investments

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

g. Fixed assets and depreciation

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

Estimated useful life
Office building	36-47 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Building improvements	10 years
Office furniture	5 years
Vehicles	4 years
Computer equipment (including servers)	3-5 years

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

h. Intangible assets

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

i. Long-term investments

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

j. Goodwill

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

l. Receipts in advance and deferred revenues

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

m. Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in the Company’s consolidated financial statements consist primarily of non-controlling interests for RaidCall and MoboTap.

n. Treasury shares

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

o. Functional currency and foreign currency translation

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

Licensed Out Games

The Group also authorizes third-parties to operate its online games. The licensed out games include PC games and mobile games developed in house and mobile games jointly developed with third-party developers. The Group receives monthly revenue-based royalty payments from the third-party licensee operators. The Group receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate the Group’s games in specified geographic areas. Since the Group is obligated to provide post-sale services, the initial license fees are recognized as revenue ratably over the license period, and monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. The Group views the third-party licensee operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services. The Group remits to the third-party developers a pre-agreed percentage of revenues and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in the Group’s cost of revenues or product development expenses.

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

q. Cost of revenues

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

r. Product development expenses

Product development expenses include the costs incurred for the development of the product prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2015, 2016 and 2017, the Group did not capitalize any product development expenses.

s. Advertising expenses

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, are expensed as incurred.

t. Government grants

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

Options for the purchase of Changyou Class A ordinary shares contractually granted under the Changyou 2014 Share Incentive Plan are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets. Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between Changyou and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimates of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values at the grant date. In determining the fair values of Changyou share options granted, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied.

w. Deferred compensation

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

aa. Comprehensive income (loss)

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

The Company disposed of the 7Road business in August 2015, and as a result revenues from Web games were insignificant in 2016. As the Group’s cinema advertising business grew significantly in 2016, the revenues generated from the cinema advertising business in 2016 were greater than 10% of the combined revenues of all operating segments, which caused the cinema advertising business to constitute a separate reportable segment beginning in 2016. As of December 31, 2017, the business segments that constituted the Company’s reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered on the Dolphin Browser and by RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment.

ac. Foreign exchange forward contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and are subsequently measured at fair value. The Company entered into such foreign currency forward contracts in compliance with the Company’s risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. The instruments are marked-to-market at each period-end with the associated changes in fair value recognized in the line item “Other income, net” in the consolidated statements of comprehensive income and “Prepaid and other current assets” or “Other short-term liabilities” in the consolidated balance sheets. The net cash inflow and outflow related to the settlement of the forward contracts are recorded in the line item “Other investing activities” under “Cash flows from investing activities” in the consolidated statements of cash flows.

ad. Recently issued accounting standards

Revenue from Contracts with Customers. In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.’’ In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition.... For publicly-traded business entities, Topic 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Group will adopt the standard effective January 1, 2018 using the modified retrospective method. The Group has substantially completed its assessments related to the standard and quantification of the related effects. After evaluation, the Group does not expect the standard to have a material impact on its consolidated financial statements.

Recognition and Measurement of Financial Assets and Financial Liabilities. On January 5, 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The most significant impact on the Group’s consolidated financial statements relates to the recognition and measurement of equity investments at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group will adopt ASU 2016-01 effective January 1, 2018. Due to the lack of readily determinable fair values of its investments in equity securities, the Group has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Group anticipates that the adoption of ASU 2016-01 will increase the volatility of its other income (expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments.

Leases. On February 25, 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Financial Instruments-Credit Losses. In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. After evaluation, the Group does not expect the standard to have a material impact on it.

Statement of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied to each period presented using a retrospective transition method. After evaluation, the Group does not expect the standard to have a material impact on it.

Business Combinations (Topic 805): Clarifying the Definition of a Business. In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any acquisitions or disposals of assets or businesses.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

5. CONCENTRATION RISKS

Operations risk

Approximately 41%, 42% and 34%, respectively, of the Group’s revenues for the years ended December 31, 2015, 2016 and 2017 were derived from the PC game TLBB, which was launched in May 2007, and approximately 24% of the Group’s revenues for the year ended December 31 2017 were derived from the mobile game Legacy TLBB, which was launched in May 2017. Approximately 94%, 97% and 97%, respectively, of the Group’s revenues for the years ended December 31, 2015, 2016 and 2017 were derived from domestic operations.

Substantially all the Company’s long-lived assets are located in the PRC.

Currency risk

A majority of the Group’s sales and expense transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to effect the remittance. Total cash, cash equivalents and restricted cash in currencies other than RMB held at financial institutions in mainland China were $1.4 million and $1.1 million, respectively, as of December 31, 2016 and 2017.

Credit risk

The Group holds its cash, cash equivalents and restricted cash at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group held its cash and bank deposits in approximately 24 and 23 different financial institutions as of December 31, 2016 and 2017, respectively, and held no more than approximately 38% and 50%, of its total cash, cash equivalents and restricted cash at any single institution as of December 31, 2016 and 2017, respectively.

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

Acquisition of RaidCall

In December 2013, the Group acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, $27.6 million was paid by the Company to the Kalends Group for a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly issued ordinary shares of TalkTalk. See Note 2.e—Acquisition of RaidCall. On the acquisition date, the allocation of the consideration for assets acquired and liabilities assumed based on their fair values was as follows:

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

In the first quarter of 2017, the Company’s management determined that the disposal was unlikely to be completed within one year due to the suspension of negotiations with the potential buyer. As a result, the assets held for sale and liabilities held for sale related to MoboTap were reclassified as assets and liabilities held for use and measured at the carrying value before MoboTap was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the assets and liabilities been continuously classified as held for use.

In the third quarter of 2017, due to enhanced restrictions the Chinese regulatory authorities imposed on card and board games, some of the Company’s key distribution partners informed the Company that they had decided to stop the distribution and promotion of card and board games, which had an adverse impact on MoboTap’s current performance, and also increased uncertainty with respect to its future operations and cash flow. As a result, the Company’s management determined that it was unlikely for MoboTap to gain users and grow its online card and board games revenues in China. Management performed an impairment test in the third quarter of 2017 using the discounted cash flow method, and impairment charges of $86.9 million were recognized to reflect the fair value of the MoboTap business, of which an $83.5 million impairment loss was recognized for goodwill and a $3.4 million impairment loss was recognized for intangible assets.

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

8. ACCOUNTS RECEIVABLE, NET

The carrying amounts of accounts receivable of the Group are stated are as follows:

	As of December 31, (in thousands)
	2016	2017
Accounts receivable, gross	$48,568	$94,987
Allowance for doubtful accounts	(1,418)	(3,351)

Accounts receivable, net	$47,150	$91,636

The following table sets forth the Group’s allowance for doubtful accounts for the years ended 2015, 2016 and 2017.

	Balance at January 1, (in thousands)	Additional provision for bad debt, net of recoveries (in thousands)	Write-off of receivable balances (in thousands)	Balance at December 31, (in thousands)
2015	2,414	582	(1,822)	1,174
2016	1,174	1,615	(1,371)	1,418
2017	1,418	2,083	(150)	3,351

9. PREPAID AND OTHER CURRENT ASSETS

	As of December 31, (in thousands)
	2016	2017
Matching loans to related parties (Note 27)	$347,226	$385,782
Loans between Changyou and Sohu (Note 27)	72,281	80,326
Loans to third parties	25,494	28,544
Due from 7Road	12,509	5,344
Prepaid cost of revenue	8,535	12,579
Rental deposits	6,367	7,402
Prepaid tax	4,410	1,440
Others	8,173	6,668

Total	$484,995	$528,085

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

In the first quarter of 2017, the Company’s management determined that the disposal was unlikely to be completed within one year due to the suspension of negotiations with the potential buyer. As a result, the assets held for sale and liabilities held for sale related to MoboTap were reclassified as assets and liabilities held for use and measured at the carrying value before MoboTap was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the assets and liabilities been continuously classified as held for use.

11. FIXED ASSETS, NET

	As of December 31, (in thousands)
	2016	2017
Office building	$182,799	$194,067
Computer equipment (including servers)	38,153	37,617
Leasehold and building improvements	26,674	27,685
Office furniture	3,467	3,537
Vehicles	1,591	2,022

Total	252,684	264,928
Less: accumulated depreciation	(62,914)	(74,981)

Net book value	$189,770	$189,947

Depreciation expense for fixed assets was $16.4 million, $13.6 million and $12.0 million, respectively, for the years ended December 31, 2015, 2016 and 2017.

12. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2017 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$34,296	$(17,883)	$(10,925)	$5,488
Computer software	7,413	(6,585)	—	828
Developed technologies	18,688	(4,495)	(14,088)	105
Trademarks and domain names	20,151	(6,305)	(13,279)	567
Others	19,427	(12,170)	(5,785)	1,472

Total	$99,975	$(47,438)	$(44,077)	$8,460

	As of December 31, 2016 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$30,497	$(13,178)	$(9,208)	$8,111
Computer software	7,113	(5,747)	—	1,366
Developed technologies	8,241	(872)	(7,369)	—
Trademarks and domain names	15,954	(5,523)	(9,758)	673
Cinema advertising slot rights	3,199	(2,625)	—	574
Others	6,054	(1,779)	(2,664)	1,611

Total	$71,058	$(29,724)	$(28,999)	$12,335

Amortization

Amortization expense for intangible assets was $24.6 million, $12.4 million and $7.8 million, respectively, for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, amortization expense of intangible assets for future years is expected to be as follows:

Amortization expense of intangible assets (in thousands)
2018	$4,446
2019	1,968
2020	586
2021	569
2022	365
Thereafter	526

Total expected amortization expense	$8,460

Impairment of Intangible Assets

In 2015, the Group recognized $19.9 million in losses for impairment of intangible assets, primarily related to the Dolphin Browser operated by MoboTap and related license rights. In the year ended December 31, 2015, the financial performance of MoboTap was below original expectations, and Changyou’s management concluded that the Dolphin Browser was unable to provide expected synergies with Changyou’s platform channel business, and accordingly recognized an $8.9 million impairment loss for intangible assets. The impairment loss is recognized in the consolidated statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business.” The impaired intangible assets consisted of user base, technology, trademark and license rights.

In 2016, the Group recognized $0.4 million in losses for impairment of intangible assets, primarily related to the content of and license rights to the Group’s online games.

In 2017, the Group recognized $4.6 million in losses for impairment of intangible assets, primarily related to the intangible assets operated by MoboTap and the content of and license rights to the Group’s online games. In 2017, the business operations and performance of MoboTap were adversely affected by enhanced restrictions the Chinese regulatory authorities imposed on card and board games. As a result, the Company’s management determined that it was unlikely for MoboTap to gain users and grow its online card and board games revenues in China. Management performed an impairment test in the third quarter of 2017 using the discounted cash flow method and recognized $3.4 million impairment loss for intangible assets. Please refer to Note 2—“REORGANIZATION AND ACQUISITIONS” for more details. The impairment loss is recognized in the consolidated statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business.” The impaired intangible assets consisted of technology, trademarks and license rights.

13. LONG-TERM INVESTMENTS, NET

	As of December 31, (in thousands)
	2016	2017
Equity investments	$3,493	$3,000

Total	$3,493	$3,000

Equity investments

Changyou entered into an investment agreement with a mobile product development company to acquire 30% of the equity interests in the company, with initial consideration of $0.7 million, which was paid in 2015. The investment was accounted for under the equity method, because Changyou can exercise significant influence over the company through the right to appoint one director to the board of the investee company, but does not own a majority of the equity interests in or control the company. During 2016 and 2017, the Company recognized impairment losses of $nil and $0.5 million, respectively, for the equity investment, due to the investee company’s disappointing financial results. As of December 31, 2017 and 2016, the carrying amount of this equity method investment was $nil and $0.5 million, respectively, reflecting the Company’s proportionate share of the equity in the investee company, and the Company recognized a loss of $45,212, $60,322 and $28,639, respectively, in other income in the consolidated statements of comprehensive income in 2017, 2016 and 2015.

In 2015, Changyou made an initial investment of $3 million in return for a limited partner interest in an incubator fund. Changyou does not have a significant influence over the fund, and accounted for the investment using the cost method.

14. GOODWILL

Changes in the carrying value of goodwill were as follows:

	Online Game (in thousands)	Platform Channel (in thousands)	Cinema Advertising (in thousands)	Total (in thousands)
Balance as of December 31, 2015
Goodwill	$10,257	$166,071	$5,201	$181,529
Accumulated impairment loss	—	(65,246)	(5,201)	(70,447)

	$10,257	$100,825	$—	$111,082

Transactions in 2016
Foreign exchange	$—	$(1,110)	$—	$(1,110)
Impairment loss	—	—	—	—
Transfer to assets held for sale[1]	—	(83,470)	—	(83,470)
Balance as of December 31, 2016
Goodwill	$10,257	$81,491	$5,201	$96,949
Accumulated impairment loss	—	(65,246)	(5,201)	(70,447)

	$10,257	$16,245	$—	$26,502

	Online Game (in thousands)	Platform Channel (in thousands)	Cinema Advertising (in thousands)	Total (in thousands)
Transactions in 2017
Foreign exchange	$—	$1,002	$—	$1,002
Transfer back from assets held for sale[1]	—	83,470	—	83,470
Impairment loss[2]	—	(83,470)	—	(83,470)
Balance as of December 31, 2017
Goodwill	$10,257	$165,963	$5,201	$181,421
Accumulated impairment loss	—	(148,716)	(5,201)	(153,917)

	$10,257	$17,247	$—	$27,504

[1]In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap held by the Company. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of the disposal. Accordingly, the assets and liabilities of MoboTap were recognized as “assets held for sale” and “liabilities held for sale,” respectively. As of December 31, 2016, goodwill in the amount of $83.5 million has been reclassified from goodwill to “assets held for sale.” The fair values of the other reporting units exceeded their carrying values, indicating that the goodwill of those reporting units was not impaired.

[2]In 2017, the assets and liabilities held for sale related to MoboTap were reclassified and have been recorded as assets and liabilities held for use. The business operations and performance of MoboTap were adversely affected by enhanced restrictions the Chinese regulatory authorities imposed on card and board games in 2017. As a result, the Company’s management determined that it was unlikely for MoboTap to gain users and grow its online card and board games revenues in China. Management performed an impairment test using the discounted cash flow method and recorded $83.5 million in goodwill impairment losses for goodwill associated with the acquisition of MoboTap. The goodwill impairment losses are included in the Group’s statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business”. Please refer to Note 2—“REORGANIZATION AND ACQUISITIONS” for more details.

The Changyou online game business was the only reporting unit with goodwill under the Online Game segment. There were three reporting units with goodwill under the Platform Channel segment, consisting of the 17173.com Website, RaidCall and MoboTap (see Note 10—Assets and Liabilities Held for Sale). The only reporting unit with goodwill under the Cinema Advertising segment was the cinema advertising business. The Group tested goodwill for impairment at the reporting unit level as of October 1, 2017.

Changyou tested goodwill for impairment at the reporting unit level on an annual basis on October 1, and between annual tests when an event occurred or circumstances indicated that the asset might be impaired. The Group performed impairment tests using the qualitative and quantitative methods. Changyou first qualitatively assessed whether it was more likely than not that the fair values of the assets of the reporting units were less than their carrying amounts. For those reporting units where it was more likely than not that the fair values of their assets were less than their carrying amounts, Changyou performed the first step of a two-step quantitative goodwill impairment test. Changyou estimated the fair values using the income approach, considering factors that included expected future cash flows, growth rates and discount rates. After the quantitative assessment, management concluded that the fair values of the assets of these reporting units exceeded their carrying values, indicating that the goodwill of those reporting units was not impaired.

15. OTHER ASSETS, NET

	As of December 31, (in thousands)
	2016	2017
Loans between Changyou and Sohu (Note 27)	$—	$76,520
Deferred tax assets, net	7,952	10,100
Employee advance	1,953	8,873
Others	129	155

Total	$10,034	$95,648

16. FAIR VALUE MEASUREMENT

Fair Value of Financial Instruments

The following table sets forth financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2016 and 2017:

		Fair value measurement (in thousands) at reporting date using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$512,417	$—	$512,417	$—
Short-term investments	404,584	—	404,584	—
Foreign exchange forward contracts	(715)	—	(715)	—

Total	$916,286	$—	$916,286	$—

		Fair value measurement (in thousands) at reporting date using
Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$322,052	$—	$322,052	$—
Short-term investments	233,491	—	233,491	—
Foreign exchange forward contracts	3,040	—	3,040	—

Total	$558,583	$—	$558,583	$—

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

As of December 31, 2016 and 2017, the Company’s investments in financial instruments were approximately $233.5 million and $404.6 million, respectively. The financial instruments are issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets. Since the maturity dates of these financial instruments are within one year, the investments are classified as short-term investments. For the years ended December 31, 2015, 2016 and 2017, the Company recorded gains resulting from changes in the fair values of short-term investments in the line item “other income, net” in the consolidated statements of comprehensive income of $9.4 million, $9.3 million and $12.9 million, respectively.

Foreign exchange forward contracts

The Company estimated the fair values of foreign exchange forward contracts using the Black-Scholes model. The fair values of the forward contracts were estimated based on quoted forward exchange prices at the reporting date. The Group classifies the fair value measurement of the forward contracts based on such inputs as Level 2 of fair value measurements.

In September 2016 and January 2017, the Company entered into foreign exchange forward contracts with banks in aggregate notional amounts of $100 million and $50 million, respectively. The Company entered into such foreign exchange forward contracts in compliance with the Company’s risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. For the years ended December 31, 2016 and 2017, the Company recorded gains resulting from changes in the fair values of forward contracts of $3.0 million and a loss of $7.2 million, respectively, in the consolidated statements of comprehensive income, and the Company recorded cash outflows related to the forward contracts of $nil and $3.5 million, respectively, in the consolidated statements of cash flows.

As of December 31, 2016 and 2017, the aggregate notional amounts of the foreign exchange forward contracts were $100 million and $10 million, respectively.

Investments in debt securities

Investments in securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains or losses recorded in other comprehensive income or losses in the consolidated balance sheets. Realized gains or losses are included in the consolidated statements of comprehensive income during the period in which the gain or loss is realized. Investment in debt securities represents a foreign game developer’s convertible note, which the Company purchased on July 2014. The Company sold the convertible note back to the issuer during 2015. For the years ended December 31, 2015, 2016 and 2017, the Company recorded in the consolidated statements of comprehensive income changes in the fair value of an investment in debt securities classified as available-for-sale securities of negative $1.5 million , nil and nil respectively.

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

Assets Measured at Fair Value on a Nonrecurring Basis

The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2017 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$8,460	$—	$—	$8,460	$4,575
Goodwill	27,504	—	—	27,504	83,470

	$35,964	$—	$—	$35,964	$88,045

		Fair value measurements at reporting date using
Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$12,335	$—	$—	$12,335	$448
Goodwill	26,502	—	—	26,502	—

	$38,837	$—	$—	$38,837	$448

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

17. RECEIPTS IN ADVANCE AND DEFERRED REVENUE

	As of December 31, (in thousands)
	2016	2017
Receipts in advance	$15,225	$18,498
Deferred revenue	28,316	24,419

Total	$43,541	$42,917

18. OTHER SHORT-TERM LIABILITIES

	As of December 31, (in thousands)
	2016	2017
Matching loans from related parties(Note 27)	$378,678	$396,192
Customer deposits	3,045	2,221
Others	5,814	6,465

Total	$387,537	$404,878

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

Through December 31, 2017, the Company had also granted under the Changyou 2008 Share Incentive Plan restricted share units, settleable upon vesting by the issuance of an aggregate of 4,614,098 Changyou ordinary shares, to certain members of its management other than Tao Wang, and certain other Changyou employees.

A summary of activity for these restricted share units as of and for the year ended December 31, 2017 with respect to grants made under the Changyou 2008 Share Incentive Plan is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2017	10	$14.25
Granted	—
Vested	(10)	14.25
Forfeited	—

Unvested at December 31, 2017	—

Expected to vest thereafter	—

Share-based compensation expense recognized for the years ended December 31, 2015, 2016 and 2017 for restricted share units granted under the Changyou 2008 Share Incentive Plan was negative $0.2 million, $0.08 million and $2,200, respectively. As of December 31, 2017, there was no unrecognized compensation expense related to restricted share units under the Changyou 2008 Share Incentive Plan.

The total fair values of restricted share units granted under the Changyou 2008 Share Incentive Plan vested on their respective vesting dates during the years ended December 31, 2015, 2016 and 2017 were $1.1 million, $0.1 million and $0.2 million, respectively.

Changyou 2014 Share Incentive Plan

On June 27, 2014 the Company adopted and reserved for issuance 2,000,000 of Class A ordinary shares under a new share incentive plan (the “Changyou 2014 Share Incentive Plan”). On November 2, 2014, the Company increased to 6,000,000 the number of Class A ordinary shares reserved under the 2014 Share Incentive Plan.

i) Summary of share option activity

Through December 31, 2014, the Company had granted under the Changyou 2014 Share Incentive Plan an aggregate of 2,416,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees. On February 16, 2015, Changyou’s Board of Directors approved the conversion of 2,400,000 Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. The conversion constituted a modification of share based compensation. The incremental value of the modification is approximately zero due to the facts that the exercise price is approximately zero and the other terms were not changed. On June 1, 2015, Changyou’s Board of Directors approved the grants of options for the purchase of an aggregate of 1,998,000 Class A ordinary shares to certain members of the Company’s management and certain other employees, at an exercise price of $0.01. On July 28, 2016, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 100,000 Class A ordinary shares to a member of its management at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. No grant date had been established for the unvested options for accounting purposes as of December 31, 2017, because a mutual understanding had not been reached between Changyou and the recipients clarifying the subjective performance requirements. Compensation expense for the options is accrued commencing on the service inception date and was, and will be, re-measured based on the then-current fair value of the options on each subsequent reporting date until the grant date is established. To determine the fair value of these share options, the public market price of Changyou’s ADSs at each reporting date was used and a binomial valuation model was applied.

For the years ended December 31, 2015, 2016, and 2017, 450,000, 779,000, and 770,000, respectively, of these Changyou share options were granted and vested, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense of $4.7 million, $9.1 million, and $14.8 million, respectively, for these share options granted during the years ended December 31, 2015, 2016, and 2017, has been adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates.

A summary of Changyou share option activity under the Changyou 2014 Share Incentive Plan as of and for the year ended December 31, 2017 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding at January 1, 2017	852	0.01	7.93	9,032
Granted	770	0.01
Exercised	(675)	0.01
Forfeited or expired	—

Outstanding at December 31, 2017	947	0.01	7.01	17,240

Vested at December 31, 2017	947	0.01		17,240

Exercisable at December 31, 2017	947	0.01

Note (1): The aggregate intrinsic value in the preceding table represents the difference between the closing price of $36.43 per Changyou ADS, or $18.22 per Class A ordinary share, on December 31, 2017 and the nominal exercise prices of the share options

Share-based compensation expense recognized for share options for the years ended December 31, 2015, 2016 and 2017 under the Changyou 2014 Share Incentive Plan was $15.2 million, $8.3 million and $17.4 million, respectively.

The total fair values of share options vested on their respective vesting dates during the year ended December 31 of each of 2015, 2016 and 2017 was $4.7 million, $9.1 million and $14.8 million, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2015, 2016 and 2017 was $10.48, $11.72 and $19.24 per share, respectively.

The total intrinsic value of share options exercised for the years ended December 31, 2015, 2016 and 2017 was $nil, $4.3 million and $10.3 million, respectively.

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

MoboTap Equity Incentives

Compensation expense of $29,947, $71,449 and $24,708, respectively, was recognized for the years ended December 31, 2015, 2016 and 2017 with respect to share awards in MoboTap granted to employees of MoboTap. As of December 31, 2017, there was $135 of unrecognized compensation expense related to MoboTap share awards.

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

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2015, 2016 and 2017.

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

AmazGame and Gamease re-applied for HNTE qualification and received approval in December 2017 and October 2017, respectively. AmazGame and Gamease are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

Gamespace qualified as an HNTE for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

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

•	In 2017, Wuhan Baina Information was in its last year of a two-year period of qualification as a Software Enterprise, during which it is entitled to an income tax exemption.

•	AmazGame performed the self-assessment and filed required supporting documents in 2017 for KNSE status for 2016. AmazGame was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% for 2016. As a result, a reversal of income tax of $5.1 million to reflect the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2017. The same process will be followed in 2018 by AmazGame for its preferential income tax treatment as a KNSE for 2017.

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

On October 27, 2009, the PRC State Administration of Taxation issued Circular 601, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of the Company’s Hong Kong subsidiaries is, in the light of Circular 601, to be considered a non-beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of the Company’s PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the statutory withholding tax rate of 10%. In order to fund the distribution of a dividend to the Company’s shareholders, the Company’s management determined to cause one of the Group’s PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK. The Company does not intend to cause any of its other PRC subsidiaries to distribute any profits of such subsidiaries with respect to years prior to 2012 to their direct overseas parent companies, but rather intends that such profits will be retained by such subsidiaries for their PRC operations. The Company’s management believes that under the corporate income tax law and relevant rules, such dividend out of earnings generated after January 1, 2012 is subject to a 5% withholding tax. Therefore, withholding tax associated with this distribution plan was accrued and recorded as deferred tax liabilities in the amount of $31.0 million as of December 31, 2017.

Uncertain Tax Positions

For the years ended December 31, 2015, 2016 and 2017, the Company did not have any material interest or penalties associated with tax positions, nor did the Company have any significant unrecognized uncertain tax positions.

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

The Group does not anticipate that the uncertain tax positions will significantly increase or decrease within twelve months after December 31, 2017.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31, (in thousands)
	2015	2016	2017
Income/(loss) from foreign entities	$53,752	$5,371	$(79,263)
Income from PRC entities	190,930	163,282	201,869

Income/(loss) before income tax expenses	$244,682	$168,653	$122,606
Current income tax expense	$44,668	$9,109	$38,625
Deferred tax	8,009	11,403	1,524

Income tax expenses applicable to PRC entities	$52,677	$20,512	$40,149
Foreign withholding tax expense	1,378	1,071	618

Income tax expense	$54,055	$21,583	$40,767

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2015	2016	2017
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays*	(12.8)%	(16.0)%	(19.1)%
Tax differential from statutory rate applicable to overseas subsidiaries	3.7%	1.2%	8.7%
Effect of withholding taxes	1.6%	2.3%	3.0%
Changes in valuation allowance	(2.7)%	0.9%	11.2%
Other permanent book-tax differences	7.3%	(0.6)%	4.5%

Effective CIT rate	22.1%	12.8%	33.3%

*	The income tax reversal resulting from the preferential income tax rate that AmazGame received as a 2015 and 2016 KNSE is included in the “Effect of tax holidays” in the table above.

The combined effects of the income tax expense exemption and reduction available to the Group are as follows (in thousands, except per share data):

	For the year ended December 31,
	2015	2016	2017
Tax holiday effect	$31,431	$26,969	$23,344
Basic earnings per share	$0.30	$0.26	$0.22

c. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets consist of the following:

	As of December 31, (in thousands)
	2016	2017
Deferred tax assets
Net operating loss from operations	$29,694	$24,869
Intangible assets	2,393	2,172
Accrued salary and benefits	3,557	6,430
Others	5,052	5,463

Total deferred tax assets	40,696	38,934
Less: Valuation allowance	(32,744)	(28,834)

Net deferred tax assets	$7,952	$10,100

Deferred tax liability
Withholding tax related to distribution of dividend	$26,002	$30,992
VAT refund	3,334	3,451

Net deferred tax liabilities	$29,336	$34,443

As of December 31, 2016 and 2017, the Group had made a valuation allowance against its deferred tax assets to the extent such deferred tax assets were not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including uncertainty as to the success of the Group’s businesses due to intense competition in the industries in which the Group operates its businesses and the migration of game players to mobile devices.

In 2017, $9.2 million of PRC net operating losses generated from previous years expired. The remaining PRC net operating losses will expire successively commencing in 2018.

The Group does not believe that sufficient positive evidence exists to support a conclusion that the recoverability of deferred tax assets of certain entities in the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances for the deferred tax assets of these entities. The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2015	2016	2017
Balance as of the beginning of period	$51,431	$32,534	$32,744
Additions charged to expense	7,680	7,588	18,391
Deletions credited to expense	(24,700)	(5,285)	(24,078)
Currency translation	(1,877)	(2,093)	1,777
Balance as of the end of period	$32,534	$32,744	$28,834

21. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2015, 2016 and 2017, the Group contributed approximately a total of $36.3 million, $27.3 million and $27.3 million, respectively, to these funds.

22. ADVERTISING EXPENSES

Included in sales and marketing expense, advertising expenses generally represent the expenses of promotions to create or stimulate a positive image of the Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. Advertising expenses recognized in the consolidated statements of comprehensive income were $43.1 million, $18.7 million and $18.1 million, respectively, for the years ended December 31, 2015, 2016 and 2017. Advertising expenses charged from Sohu were $2.7 million, $1.0 million and $0.8 million, respectively, for the years ended December 31, 2015, 2016 and 2017.

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

For the years ended December 31, 2015, 2016 and 2017, profit appropriation to the statutory surplus fund was approximately $0.8 million, $0.3 million and $7.2 million, respectively, and $3.4 million was derecognized due to the sale of 7Road business in 2015.

24. EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2015	2016	2017
Numerator:
Net income attributable to Changyou.com Limited	$212,784	$144,947	$108,834
Numerator for basic earnings per share	212,784	144,947	108,834
Numerator for diluted earnings per share	212,784	144,936	108,838
Denominator:
Weighted average number of ordinary shares outstanding — basic	104,924	104,560	105,188
Incremental shares from treasury stock method	838	1,718	1,382

Weighted average number of ordinary shares outstanding — diluted	105,762	106,278	106,570

Basic net income per share	$2.03	$1.39	$1.03
Diluted net income per share	$2.01	$1.36	$1.02

As of December 31, 2015, 2016 and 2017, no outstanding non-vested restricted shares and share options were excluded from the computation of dilutive income per share for the years ended December 31, 2015, 2016 and 2017. The dilutive effects of restricted shares and share options are calculated using the treasury stock method.

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

The Group disposed of the 7Road business in August 2015. As a result, the revenues from Web games were insignificant in 2016. As the Group’s cinema advertising business grew significantly in 2016, the revenues generated from the cinema advertising business in 2016 were greater than 10% of the combined revenues of all of the Company’s operating segments, which caused the cinema advertising business to constitute a separate reportable segment beginning in 2016. As of December 31, 2017 the business segments that constituted the Company’s reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered on the Dolphin Browser and RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment.

Year Ended December 31, 2017

(US$ in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	443,625	5,908	—	—	449,533
Online advertising	—	25,311	—	(182)	25,129
Cinema advertising	—	—	91,419	—	91,419
IVAS	—	14,180	—	—	14,180

Total revenues	443,625	45,399	91,419	(182)	580,261
Cost of revenues:
Online game	61,837	864	—	—	62,701
Online advertising	—	6,660	—	—	6,660
Cinema advertising	—	—	84,944	—	84,944
IVAS	—	9,408	—	—	9,408
SBC (2) in cost of revenues	73	—	—	—	73

Total cost of revenues	61,910	16,932	84,944	—	163,786

Gross profit	381,715	28,467	6,475	(182)	416,475
Operating expenses:
Product development	112,886	11,983	—	—	124,869
Sales and marketing	34,389	2,876	22,622	(182)	59,705
General and administrative	29,055	4,330	3,833	—	37,218
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	86,882	—	—	86,882
SBC (2) in operating expenses	17,296	24	—	—	17,320

Total operating expenses	193,626	106,095	26,455	(182)	325,994

Operating profit	188,089	(77,628)	(19,980)	—	90,481
Interest income	32,203	116	—	—	32,319
Foreign currency exchange loss	(5,007)	(189)	—	—	(5,196)
Interest expense	(4,372)	—	—	—	(4,372)
Other income, net	7,974	1,439	(39)	—	9,374

Income/(loss) before income tax expense	218,887	(76,262)	(20,019)	—	122,606
Income tax expense	40,252	3	512	—	40,767

Net income	178,635	(76,265)	(20,531)	—	81,839
Less: Net income/(loss) attributable to the non-controlling interest	4	(26,999)	—	—	(26,995)

Net income/(loss) attributable to Changyou.com Limited	178,631	(49,266)	(20,531)	—	108,834

Year Ended December 31, 2016

(US$ in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues:
Online game	380,537	15,171	—	—	395,708
Online advertising	—	39,409	—	—	39,409
Cinema advertising	—	—	68,542	—	68,542
IVAS	—	21,726	—	—	21,726

Total revenues	380,537	76,306	68,542	—	525,385
Cost of revenues:
Online game	94,900	1,240	—	—	96,140
Online advertising	—	10,104	—	—	10,104
Cinema advertising	—	—	45,959	—	45,959
IVAS	—	13,576	—	—	13,576
SBC (2) in cost of revenues	31	—	—	—	31

Total cost of revenues	94,931	24,920	45,959	—	165,810

Gross profit	285,606	51,386	22,583	—	359,575
Operating expenses:
Product development	97,990	20,748	—	—	118,738
Sales and marketing	26,898	12,720	16,353	—	55,971
General and administrative	36,032	6,070	3,540	—	45,642
SBC (2) in operating expenses	8,301	70	—	—	8,371

Total operating expenses	169,221	39,608	19,893	—	228,722

Operating profit	116,385	11,778	2,690	—	130,853
Interest income	21,562	67	—	(139)	21,490
Foreign currency exchange gain	4,905	203	—	—	5,108
Interest expense	(4,321)	(139)	—	139	(4,321)
Other income, net	13,964	1,378	181	—	15,523

Income before income tax expense	152,495	13,287	2,871	—	168,653
Income tax expense/(credit)	23,689	161	(2,267)	—	21,583

Net income	128,806	13,126	5,138	—	147,070
Less: Net income attributable to the non-controlling interest	—	2,123	—	—	2,123

Net income attributable to Changyou.com Limited	128,806	11,003	5,138	—	144,947

Year Ended December 31, 2015

(US$ in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues(1):
Online game	627,309	9,537	—	—	636,846
Online advertising	—	59,127	—	(1,295)	57,832
Cinema advertising	—	—	42,589	(16)	42,573
IVAS	—	24,385	—	—	24,385

Total revenues	627,309	93,049	42,589	(1,311)	761,636
Cost of revenues:
Online game	150,368	5,913	—	—	156,281
Online advertising	—	11,565	—	—	11,565
Cinema advertising	—	—	29,231	—	29,231
IVAS	—	19,649	—	—	19,649
SBC (2) in cost of revenues	37	(2)	—	—	35

Total cost of revenues	150,405	37,125	29,231	—	216,761

Gross profit	476,904	55,924	13,358	(1,311)	544,875
Operating expenses:
Product development	133,523	31,607	—	—	165,130
Sales and marketing	60,437	20,853	11,359	(1,311)	91,338
General and administrative	57,341	12,100	2,331	—	71,772
Goodwill impairment and impairment of acquired intangibles as part of acquisition of a business	—	40,324	—	—	40,324
SBC (2) in operating expenses	14,957	32	—	—	14,989

Total operating expenses	266,258	104,916	13,690	(1,311)	383,553

Operating profit/(loss)	210,646	(48,992)	(332)	—	161,322
Interest income	24,886	79	—	(1,188)	23,777
Foreign currency exchange gain	2,858	96	—	—	2,954
Interest expense	(8,330)	(1,191)	—	1,188	(8,333)
Other income, net	64,912	382	(332)	—	64,962

Income/(loss) before income tax expense	294,972	(49,626)	(664)	—	244,682
Income tax expense	53,186	193	676	—	54,055

Net income/(loss)	241,786	(49,819)	(1,340)	—	190,627
Less: Net income/(loss) attributable to the non-controlling interest	88	(22,245)	—	—	(22,157)

Net income/(loss) attributable to Changyou.com Limited	241,698	(27,574)	(1,340)	—	212,784

Note (1):	The intra-group elimination for segment revenues mainly consists of sales and marketing services provided by the platform channel business and the cinema advertising business to the online game business.

Note (2):	“SBC” stands for share-based compensation expense.

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

27. RELATED PARTY TRANSACTIONS

The table below sets forth major related parties and their relationships with the Group

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
Fox Financial	An associate of Sohu, over which Sohu has significant influence

Matching loans between Changyou and Sohu.

During 2015, 2016 and 2017, certain subsidiaries of the Company and certain subsidiaries of Sohu entered into a series of one year loan agreements, pursuant to which the subsidiaries of the Company are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Sohu subsidiaries are entitled to draw down equivalent RMB-denominated loans from the subsidiaries of the Company, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down. As of December 31, 2015, 2016 and 2017, the Company had drawn down from the Sohu subsidiaries loans in an aggregate principal amount of $170 million, $350 million and $365 million, respectively, and Sohu had drawn down from the subsidiaries of the Company loans in an aggregate principal amount of RMB1.02 billion (approximately $157.1 million), RMB2.21 billion (approximately $318.2 million) and RMB2.31 billion (approximately $353.8 million), respectively. For the years ended December 31, 2015, 2016 and 2017, interest income that the Company earned from such RMB-denominated loans was $4.9 million, $9.8 million and $13.0 million, respectively, and interest expense that the Company accrued for such U.S. dollar-denominated loans was $1.2 million, $3.1 million and $3.6 million, respectively.

Matching loans between Changyou and Fox Financial.

During 2015, certain subsidiaries of the Company and certain subsidiaries of Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”) entered into a series of one year loan agreements pursuant to which the subsidiaries of the Company were entitled to draw down HK dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries were entitled to draw down equivalent RMB-denominated loans from the subsidiaries of the Company. During 2016 the Company repaid the subsidiaries of Fox Financial all of the outstanding principal, in the amount of HK$100 million (approximately $12.9 million), under the loans and paid interest of HK$1.4 million (approximately $0.2 million), and the subsidiaries of Fox Financial repaid the subsidiaries of the Company all of the outstanding principal, in the amount of RMB80 million (approximately $12.3 million), under the loans and paid interest of RMB4.7 million (approximately $0.7 million).

During 2016, certain subsidiaries of the Company and certain subsidiaries of Fox Financial entered into a series of one year loan agreements pursuant to which the subsidiaries of Fox Financial are entitled to draw down RMB-denominated loans from the subsidiaries of the Company, which in turn are entitled to draw down equivalent US dollar-denominated loans from the Fox Financial subsidiaries, to facilitate each other’s business operations. Under the terms of the loan agreements, the subsidiaries of the Company will repay principal of the US dollar-denominated loans in an amount equal to the original principal amount of the equivalent RMB-denominated loans, divided by the RMB to US dollar exchange rate that is in effect on the date of the repayment. The resulting exchange gain or loss is recognized for each reporting period. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the loan agreements were entered into. As of December 31, 2016 and 2017, the Company had drawn down from the subsidiaries of Fox Financial loans in an aggregate principal amount of US$28.1 million and US $29.8 million, respectively, and the subsidiaries of Fox Financial had drawn down from the subsidiaries of the Company loans in an aggregate principal amount of RMB 195 million (approximately $28.1 million) and RMB 195 million (approximately $29.8 million), respectively.

For the year ended December 31, 2016 and 2017, interest income that the Company earned from the RMB-denominated loans was $1.2 million and $1.2 million, respectively, interest expense that the Company accrued for the US dollar-denominated loans was $0.7 million and $0.7 million, respectively, and exchange gain recognized was $1.9 million and negative $1.8 million, respectively.

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

During 2016 and 2017, Sohu Media received advances aggregating RMB500 million (or approximately US$72.1million) and RMB500 million, respectively (or approximately US$76.5 million) under the Sohu Loan Agreement. The due dates of the principal of each of the advances have been extended additional one-year periods. The Company reclassified RMB500 million (or approximately US$76.5 million) of such loans into other non-current assets as of December 31, 2017. The Company earned interest income of $0.2 million and $8.0 million, respectively, from these loans for the years ended December 31, 2016 and 2017.

During the years ended December 31, 2015, 2016 and 2017, significant related party transactions were as follows:

	For the year ended December 31, (in thousands)
Transactions with Sohu	2015	2016	2017
Services provided by Sohu
Sales and marketing services provided by Sohu	$2,651	$1,039	$802
Interest expense on matching loans	1,234	3,065	3,648

Services provided to Sohu
Interest income on matching loans	$4,925	$9,799	$13,006
Interest income on loan between Changyou and Sohu	—	207	7,999

	For the year ended December 31, (in thousands)
Transactions with Fox Financial	2015	2016	2017
Services provided by Fox Financial
Interest expense on matching loans	$106	$662	$724

Services provided to Fox Financial
Interest income on matching loans	$435	$1,244	$1,157

As of December 31, 2016 and 2017, the amounts due to related parties were as follows:

	As of December 31, (in thousands)
	2016	2017
Due to Sohu (matching loans from Sohu)	$350,000	$365,000
Due to Fox Financial (matching loans from Fox Financial)	28,678	31,192

As of December 31, 2016 and 2017, amounts due from related parties were as follows:

	As of December 31, (in thousands)
	2016	2017
Due from Sohu (matching loans)	$318,207	$353,777
Due from Sohu (loans between Changyou and Sohu)	72,281	156,846
Due from Fox Financial (matching loans)	29,019	32,005

The transactions are measured at the amount of consideration established and agreed by the related parties, which approximates amounts charged to third parties.

28. COMMITMENTS AND CONTINGENCIES

The Group has future rental commitments related to its bandwidth leasing charges, office rental, fees for operating rights for licensed games in development and certain other services as follows:

	Bandwidth leasing (in thousands)	Office rental (in thousands)	Fees for operating rights of licensed games in development (in thousands)	Others (in thousands)
2018	$2,048	$2,859	$2,447	$267
2019	140	2,279	—	1
2020 and thereafter	75	850	—	—

Total minimum payments required	$2,263	$5,988	$2,447	$268

Rental expenses, including bandwidth leasing charges and office rental, were approximately $32.3 million, $19.6 million, and $11.2 million, respectively, for the years ended December 31, 2015, 2016 and 2017 and were charged to the statements of comprehensive income as incurred.

The Group estimated future capital commitments related to expenditures for rights to titles and characters for games in development, operating rights of licensed games with technological feasibility and pre-film advertising slot rights to be as follows:

	Expenditures for operating rights of licensed games with technological feasibility (in thousands)	Pre-film advertising slot rights (in thousands)
2018	$19,844	$67,942
2019	1,039	52,508
2020 and thereafter	—	37,379

Total minimum payments required	$20,883	$157,829

The Group did not have any other significant capital or other commitments or guarantees as of December 31, 2017.

The Group did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions as of December 31, 2017.

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

As of December 31, 2016 and 2017, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2016	2017
	US$	US$
Assets
Cash and cash equivalents	8,771	7,349

Total current assets	8,771	7,349
Interests in subsidiaries and variable interest entities	1,109,496	1,305,224

Total assets	1,118,267	1,312,573

Liabilities and shareholders’ equity
Accrued liabilities	500	568

Total current liabilities	500	568

Total liabilities	500	568

Shareholders’ equity
Class A ordinary shares (par value $0.01; 200,000 authorized; 34,501 and 35,186 issued and outstanding as of December 31, 2016 and 2017, respectively)	372	379
Class B ordinary shares (par value $0.01; 97,740 authorized; 70,250 and 70,250 issued and outstanding as of December 31, 2016 and 2017, respectively)	703	703
Additional paid-in capital	121,381	138,750
Treasury shares (2,730 and 2,730 shares, respectively, as of December 31, 2016 and 2017)	(35,323)	(35,323)
Statutory reserves	7,061	14,277
Retained earnings	1,095,999	1,197,617
Accumulated other comprehensive loss	(72,426)	(4,398)

Total shareholders’ equity	1,117,767	1,312,005

Total liabilities and shareholders’ equity	1,118,267	1,312,573

Financial information of Changyou.com Limited

Condensed Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,
	2015	2016	2017
	US$	US$	US$
Operating expenses:
General and administrative	21,784	11,937	18,900

Total operating expenses	21,784	11,937	18,900

Operating loss	(21,784)	(11,937)	(18,900)
Share of profit of subsidiaries and variable interest entities	241,741	149,183	127,712
Interest income /(expense), net	(7,173)	(2,299)	22
Other non-operating income	—	10,000	—

Income/(Loss) before income tax expense	212,784	144,947	108,834

Net income	212,784	144,947	108,834
Other comprehensive income/(loss)	(74,903)	(66,325)	68,028

Comprehensive income	137,881	78,622	176,862

Condensed Statements of Cash Flows

(In thousands)

	For the year ended December 31,
	2015	2016	2017
	US$	US$	US$
Net cash (used in)/ provided by operating activities	(14,238)	4,001	(1,422)
Cash flows from investing activities:
Proceeds from/(Purchase of) time deposits	(478)	478	—
Proceeds relating to loans to subsidiaries	35,411	343,674	—

Net cash provided by investing activities	34,933	344,152	—
Cash flows from financing activities:
Repayment of loans from offshore banks	(25,500)	(344,500)	—
Payment for repurchase of shares	(14,506)	—	—

Net cash used in financing activities	(40,006)	(344,500)	—

Net increase/(decrease) in cash and cash equivalents	(19,311)	3,653	(1,422)

Cash and cash equivalents at beginning of year	24,429	5,118	8,771

Cash and cash equivalents at end of year	5,118	8,771	7,349