Form 20-F
period 2018-12-31
Changyou.com Ltd
filed 2019-03-28
CIK 1458696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,251,420 Class A ordinary shares, par value $0.01 per share, and 70,250,000 Class B ordinary shares, par value $0.01 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Section.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒ Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐  Yes    ☐  No

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “Changyou,” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entities;

•	“Sohu.com Limited” refers to our ultimate parent and controlling shareholder, whose ordinary shares are listed on the Nasdaq Global Select Market under the symbol “SOHU”;

•

“Sohu” or “Sohu Group” refers to Sohu.com Limited and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entities;

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

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“Web games” are online games that are played through a Web browser with no local game software installation requirements;

•	“Mobile games” are online games that are played on mobile devices and require an Internet connection;

•	“Tian Long Ba Bu” refers to the popular novel of that name by the famous Chinese writer Louis Cha;

•	“TLBB” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to a mobile game that we developed based on the title and characters of Tian Long Ba Bu, and was launched in October 2014;

•

“Legacy TLBB Mobile” refers to another mobile game that we developed based on the title and characters of Tian Long Ba Bu, which is operated by Tencent Holdings Limited, or Tencent, under license from us and was launched in May 2017;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018 and audited consolidated balance sheets as of December 31, 2017, and 2018.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2016, 2017, and 2018 and the consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2014 and 2015 and our consolidated balance sheets data as of December 31, 2014, 2015, and 2016 have been derived from audited consolidated financial statements that are not included in this report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not indicate the results that may be expected for any future periods.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(US$ in thousands, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Online game	652,008	636,846	395,708	449,533	389,790
Online advertising	58,963	57,832	39,409	25,129	19,697
Cinema advertising	21,938	42,573	68,542	91,419	70,202
IVAS	22,357	24,385	21,726	14,180	6,074

Total revenues	755,266	761,636	525,385	580,261	485,763
Cost of revenues:(1)
Online game	142,549	156,318	96,171	62,774	60,983
Online advertising	14,838	11,565	10,104	6,660	5,204
Cinema advertising	21,490	29,231	45,959	84,944	89,233
IVAS	22,985	19,647	13,576	9,408	5,408

Total cost of revenues	201,862	216,761	165,810	163,786	160,828

Gross profit	553,404	544,875	359,575	416,475	324,935
Operating expenses:
Product development(1)	194,113	170,605	121,619	131,032	124,166
Sales and marketing(1)	241,307	92,355	56,543	60,917	54,303
General and administrative(1)	107,451	80,269	50,560	47,163	30,116
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business(2)	52,282	40,324	—	86,882	16,369

Total operating expenses	595,153	383,553	228,722	325,994	224,954

Operating profit/(loss)	(41,749)	161,322	130,853	90,481	99,981
Interest income	26,091	23,777	21,490	32,319	34,409
Foreign currency exchange gain/(loss)	(668)	2,954	5,108	(5,196)	1,320
Interest expense	(6,452)	(8,333)	(4,321)	(4,372)	(10,197)
Other income, net	4,112	64,962	15,523	9,374	22,879

Income/(loss) before income tax expense	(18,666)	244,682	168,653	122,606	148,392
Income tax expense	2,493	54,055	21,583	40,767	64,467

Net income/(loss)	(21,159)	190,627	147,070	81,839	83,925
Less: Net income/(loss) attributable to the non-controlling interest shareholders	(17,778)	(22,157)	2,123	(26,995)	(407)

Net income/(loss) attributable to Changyou.com Limited	(3,381)	212,784	144,947	108,834	84,332

Net income/(loss)	(21,159)	190,627	147,070	81,839	83,925
Change in foreign currency translation adjustment (net of tax of nil, nil, and nil, respectively)	(2,949)	(74,904)	(66,321)	68,028	(60,466)
Available-for-sale securities:
Change in unrealized gain/(loss) (net of tax of nil, nil, and nil respectively)	18	(1,454)	—	—	—
Less: reclassification adjustment for net gain included in net income/(loss) (net of tax of nil, nil, and nil, respectively)	—	1,436	—	—	—
Net change in unrealized gain/ (loss) on available-for-sale securities, net of tax	18	(18)	—	—	—
Total other comprehensive income/ (loss)	(2,931)	(74,922)	(66,321)	68,028	(60,466)

Comprehensive income/(loss)	(24,090)	115,705	80,749	149,867	23,459
Comprehensive income/(loss) attributable to the non-controlling interest shareholders	(17,778)	(22,176)	2,127	(26,995)	(407)

Comprehensive income/(loss) attributable to Changyou.com Limited	(6,312)	137,881	78,622	176,862	23,866

Cash dividend per share	—	—	—	—	4.70
Basic net income/(loss) per share	(0.03)	2.03	1.39	1.03	0.79
Diluted net income/(loss) per share	(0.03)	2.01	1.36	1.02	0.79
Basic net income/(loss) per ADS	(0.06)	4.06	2.78	2.06	1.59
Diluted net income/(loss) per ADS	(0.06)	4.02	2.72	2.04	1.57

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(US$ in thousands, except for per share and per ADS data)
Weighted average number of ordinary shares outstanding, basic	105,722	104,924	104,560	105,188	106,170
Weighted average number of ordinary shares outstanding, diluted	105,722	105,762	106,278	106,570	107,236
Weighted average number of ADS outstanding, basic	52,861	52,462	52,280	52,594	53,085
Weighted average number of ADS outstanding, diluted	52,861	52,881	53,139	53,285	53,618

(1)	Share-based compensation expense/(benefit) is included in the following financial statements line items:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(US$ in thousands)
Cost of revenues	152	35	31	73	(31)
Product development	1,069	5,475	2,881	6,163	(2,427)
Sales and marketing	105	1,017	572	1,212	(497)
General and administrative	2,788	8,497	4,918	9,945	(3,506)

(2)

In 2014, we recognized a total impairment loss of $52.3 million for goodwill and acquired intangible assets related to RaidCall, which we acquired in 2013 and was unable to provide expected synergies with our online games business. In 2015, we recognized a total impairment loss of $40.3 million for goodwill and acquired intangible assets related to the Dolphin Browser, as a result of our managements’ assessment that the previously expected synergies between our other mobile Internet products and the Dolphin Browser were not likely to materialize. For goodwill impairment and impairment losses recognized in 2017 and 2018, please refer to “Item 5. Operating and Financial Review and Prospects – Results of Operations – Operating Expenses.”

Selected Consolidated Balance Sheet Data

(In thousands, except par value)

	As of December 31,
	2014	2015	2016	2017	2018
	(US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	220,794	569,917	597,188	571,139	454,534
Restricted time deposits	417,442	354,739	—	—	243,910
Accounts receivable, net	77,969	67,959	47,150	91,636	57,389
Short-term investments	191,577	174,515	233,491	404,584	190,068
Fixed assets, net	243,837	214,306	189,770	189,947	170,746
Total assets	1,547,965	1,779,506	1,708,037	1,922,023	1,965,484
Receipts in advance and deferred revenue	39,178	42,166	43,541	42,917	45,343
Short-term bank loans	25,500	344,500	—	—	—
Long-term bank loans	344,500	—	—	—	220,000
Total liabilities	605,267	720,257	559,873	606,666	1,133,840
Class A ordinary shares (par value $0.01, 200,000 authorized; 22,977, 34,089, 34,501, 35,186 and 36,251, respectively, issued and outstanding as of December 31, 2014, 2015, 2016, 2017 and 2018)	245	368	372	379	390
Class B ordinary shares (par value $0.01, 97,740 authorized; 82,490, 70,250, 70,250, 70,250 and 70,250, respectively, issued and outstanding as of December 31, 2014, 2015, 2016, 2017 and 2018)	825	703	703	703	703
Total shareholders’ equity	942,698	1,059,249	1,148,164	1,315,357	831,644
Non-controlling interests	52,310	29,770	30,397	3,352	1,909
Total liabilities and shareholders’ equity	1,547,965	1,779,506	1,708,037	1,922,023	1,965,484

Risk Factors

Risks Related to Our Business and Our Industry

Overall Risks

The markets for our products and services are evolving rapidly and significantly, which makes evaluating our business and prospects difficult.

Our three primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. Our businesses and the industries in which we operate are evolving rapidly. We were incorporated on August 6, 2007 in the Cayman Islands and began our online game business as an indirect wholly-owned subsidiary of Sohu. In 2007 Sohu transferred all of its PC game business to us. In 2011 we acquired 7Road and began generating Web game revenues. In 2012, we began to develop and operate mobile games, but did not begin to generate any significant revenues from mobile games until late in 2014 when we launched TLBB 3D; and in May 2017, we successfully launched another in-house developed mobile game, Legacy TLBB Mobile, which is operated by Tencent under license from us. In August 2015, as revenues from our Web games Wartune and DDTank had begun to decline, we sold 7Road’s operating entity and as a result we have no remaining significant Web games in operation or development. In 2011, we began to expand into the platform channel business with our acquisition from Sohu of the 17173.com Website, which operates our online advertising business. In December 2013, we acquired RaidCall, which operates free social communication software; and in July 2014 we acquired a majority interest in MoboTap Inc. (“MoboTap”), a Cayman Islands company that operates the Dolphin Browser. However, our acquisitions of RaidCall and MoboTap were not successful, as expected synergies did not materialize. In 2011, we acquired the entities that operate our cinema advertising business. Our cinema advertising business experienced strong growth in 2016 and 2017 and has remained a significant part of our overall business, but we experienced a significant decline in our revenues from our cinema advertising business in early 2018 and in the future we may not be able to again generate the same rate of revenue growth as we experienced in 2016 and 2017, and may suffer further declines in our revenues.

Our past successes in our online games business with PC games may not provide a meaningful basis for you to evaluate our current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline.

In response to such rapid migration, we have devoted and we expect to continue to devote substantial resources to the development of our mobile games as a critical component of our business strategy. However, our mobile games strategy has not been proven, and presents very different challenges from those presented in the past by our operation of PC games and Web games. Despite the early success of our mobile game TLBB 3D after we introduced it in late 2014 and of our mobile game Legacy TLBB Mobile after we launched it in May 2017, the popularity of, and the revenues generated from, TLBB 3D and Legacy TLBB Mobile continued to decline through 2018. We cannot be certain that we will be successful in our efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow our mobile game business.

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

•

maintain or expand our marketing efforts to attract more game players to our games and to the game information portal of the 17173.com Website in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts; and reverse the recent decline in our revenues from the 17173.com Website, particularly in view of the rapid emergence of mobile games and the decline in the relative popularity of PC games and Web games as users switched to mobile devices; and

•

successfully expand our marketing efforts to attract advertisers to place advertisements in pre-film advertising slots that we purchase from operators of movie theaters, which are critical to our ability to recoup our significant upfront payments and committed payments under our contracts with the operators of movie theaters.

If we do not adapt our business to address these risks and uncertainties, our ability to continue our past success or to expand our business in the future is likely to be impeded.

Our business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. We compete primarily with other online game developers in China, including Tencent and NetEase, Inc. Many of our competitors have, or may over time be able to gain, competitive advantages over us in terms of:

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

The 17173.com Website derives revenue primarily from providing online advertising services to advertisers that develop, operate and distribute PC games. As the market demand for PC games continues to decline, the 17173.com Website faces intense competition, particularly from mobile application stores and other Internet platforms through which game players access mobile games, for advertising business targeting online players of mobile games. We compete with other game information portals, such as duowan.com, operated by YY Inc., and game.qq.com, operated by Tencent, and other Internet portals which have, or may over time be able to build, competitive advantages over us in terms of:

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

Our revenues grew significantly in a relatively short period of time prior to 2014, but our revenue growth stalled in 2014 and 2015, and our revenues decreased in 2016. Primarily due to the commercial success of TLBB, our revenues grew from $623.4 million for the year ended December 31, 2012 to $737.9 million for the year ended December 31, 2013. However, our revenues increased only slightly to $755.3 million and to $761.6 million, respectively, for the years ended December 31, 2014 and 2015 and our revenues decreased to $525.4 million for the year ended December 31, 2016. Although our revenues increased from 2016 to $580.3 million for the year ended December 31, 2017, largely due to the early success of our mobile game Legacy TLBB Mobile, they remained below our revenues for 2013, 2014, and 2015, and our revenues decreased to $485.8 million for the year ended December 31, 2018. Even if our revenues increase in future years, we are not likely to experience rates of revenue growth in the future similar to those that we experienced prior to 2014. We suffered a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014. Our net income attributable to Changyou.com Limited was $212.8 million for the year ended December 31, 2015, but decreased to $144.9 million for the year ended December 31, 2016, to $108.8 million for the year ended December 31, 2017 and to $84.3 million for the year ended December 31, 2018. We may experience declines in our revenues or suffer net losses in the future due to a number of factors, including, among other things, expected continued declines in TLBB’s, Legacy TLBB Mobile’s, and TLBB 3D’s revenues; the uncertain level of popularity of our future games; uncertainty as to our ability to develop and launch high-quality mobile games that are commercially successful; the relatively higher game development and distribution costs generally associated with mobile games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to our ability to integrate such newly acquired games, technologies, assets, and businesses. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

Our previous and any future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.

We have made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the China market and expand our business domestically and internationally. Such acquisitions or strategic alliances may expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel including our continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business. In addition, acquired businesses may not perform to our expectations for various reasons, including the loss of key personnel or key clients, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired technologies, businesses and assets or realize the expected benefits, we may not receive a return on our investment and our transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations. For example, in December 2013, we acquired RaidCall with the expectation of generating benefits from synergies with our online game business; in November 2013 we acquired Beijing Doyo Internet Technology Co., Ltd. (“Doyo”) with the expectation of generating benefits from synergies with our online advertising business; and in July 2014 we acquired MoboTap, which operates the Dolphin Browser, with the expectation of generating benefits from synergies with our platform channel business. In 2014 we recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall; in 2015 we sold Doyo and recognized a $1.9 million impairment loss for goodwill; in 2015 we recognized a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for acquired intangible assets relating to the MoboTap business; in 2017 we recognized a further $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets relating to the MoboTap business, as a result of our management’s conclusion that the expected synergies would not materialize; and in 2018, we recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website and we sold MoboTap.

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

The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and our success in the implementation of our growth strategies depends on our ability to successfully manage, and make timely adjustments to, our hiring needs. The number of our employees decreased by 13.0% in 2016, by 13.0% in 2017, and by 13.7% in 2018, as we emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. These layoffs could have an adverse effect on our remaining employees’ morale and their loyalty to us, and cause us to lose employees whose talent and experience are important for our business, and could also have a negative impact on our reputation as an employer and our ability to attract qualified employees in the future. Laid-off employees could also make claims against us for additional compensation, causing us to incur additional expense.

We may not have exclusive rights to trademarks, designs and technologies that are crucial to our business.

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including ChangYou.com, cyou.com, TLBB, TLBB logos, New Blade Online, 17173, TLBB 3D, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. We have succeeded in registering the trademarks ChangYou.com, cyou.com, TLBB, TL logos and 17173 in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the State Administration of Market Regulation of the PRC (the “SAMR”) and relevant authorities overseas. Moreover, if we are unable to renew the licenses from the estate of Louis Cha for our mobile games TLBB 3D and Legacy TLBB Mobile and for our PC game TLBB, we could lose the right to use the trademarks related to those games to the extent that they relate to Louis Cha’s novel Tian Long Ba Bu. We have applied for patents relating to the design of our games and to technology intended to enhance the functionalities of our games. We have various patent applications under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAMR, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

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

•

general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and from 2014 through 2018.

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

A significant portion of our online game revenues is generated from our PC games, and from TLBB in particular. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as a substantial number of game players have switched to mobile devices to access online games. It has become increasingly difficult for PC game developers and operators to retain existing players of their games and the number of game players who are willing to spend time and money to play new PC games continues to decrease. If this downward trend accelerates, it may make it increasingly difficult for our existing PC games in general, and TLBB in particular, to slow the decline in their popularity and for our new PC games to ever become commercially successful; the game player base of our PC games in general, and of TLBB in particular, may shrink at a more rapid pace, which would accelerate and increase our costs to acquire and retain players of our PC games and would have a negative impact on our online game revenues. In addition, our PC games generally produce relatively higher profit margins for us than do our mobile games, because we must distribute our mobile games through third-party mobile game distributors or mobile application stores and enter into revenue-sharing arrangements with such distributors or mobile application stores. Accordingly, any decrease in our revenues from our PC games may have a relatively larger negative impact on our overall profits.

As mobile devices such as tablets, mobile phones and other devices other than personal computers are increasingly used to access online games, we must continue to acquire or develop increasing numbers of mobile games that work on such devices.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets. We believe that, for our business to be successful, we will need to continue to develop versions of our existing games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the development, support, and maintenance of games for such devices. Since 2014 we have been investing, and we expect to continue to invest, significant amounts in the development, promotion and operation of games for mobile devices. If we are unable to successfully expand the types of devices on which our existing and future games are available; if mobile versions of games that we develop for such devices do not function well or are not attractive to users and game players; if the popularity and revenues of our mobile game Legacy TLBB Mobile continue to decline; or if the other mobile games that we have launched, or expect to launch in the future, are not successful, we may not be able to maintain or increase our revenues and recoup our investments in the mobile market.

Our mobile game Legacy TLBB Mobile is currently generating a significant portion of our revenues. We increasingly rely on dominant third-party game distributors and operators that obtain licenses from us to market, distribute, and operate our mobile games, including Legacy TLBB Mobile, which is operated by Tencent under a license from us. If we are not able to establish and maintain collaborative relationships with Tencent and other dominant third-party game distributors and operators for our existing and future mobile games, it is likely that we will not be able to maintain or expand our mobile game business.

Our mobile game Legacy TLBB Mobile has been generating a significant portion of our revenues since its launch in May 2017. We increasingly rely on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate our mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in China, is the exclusive operator and distributor of Legacy TLBB Mobile under license from us, and shares with us the revenues generated by the game. For the year ended December 31, 2018, revenues from Legacy TLBB Mobile were $102.6 million, accounting for approximately 26% of our online game revenues and approximately 21% of our total revenues. If Tencent terminates the current licensing arrangements with us for Legacy TLBB Mobile or curtails its marketing efforts to promote Legacy TLBB Mobile, or if we are not able to establish and maintain collaborative relationships with other dominant game distributors and operators in China for our existing and future mobile games on commercial terms that are acceptable to us, it will be difficult for us to maintain or expand our mobile game business. In addition, we rely on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in our mobile games, and to pay to us the pre-agreed revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays us, which has placed, and may continue to place, constraints on our cash flow.

Our business will suffer if we are unable to develop successful high-quality games for mobile devices, expand our game portfolio with a variety of genres that are appealing to game players, monetize mobile games we develop, or acquire and maintain for a reasonable period the popularity and revenue levels of any of our mobile games that are successful.

Developing high-quality games for mobile devices is an important component of our online game strategy. China’s mobile games market recently has been dominated by a small number of high-quality games, which collectively generate a substantial majority of the total revenues and profits of all mobile games in the market. We have devoted and we expect to continue to devote substantial resources to the development of our mobile games, focusing on those that we believe have the potential to become high-quality games. Despite the early success of our mobile game Legacy TLBB Mobile, we cannot guarantee that we will be able to develop additional high-quality games that appeal to players or, even if we are able to develop high-quality games that are successful, that such games will have lifespans that are long enough to generate an acceptable level of revenues, as mobile games tend to have relatively shorter lifespans than PC games. In addition, we may encounter difficulty in integrating features into games developed for mobile devices that a sufficient number of players will pay for, or in otherwise sufficiently monetizing mobile games. As the mobile-device market in China is saturated or near saturation, mobile-game developers and operators have increasingly devoted substantial resources to the expansion of their mobile-game portfolios with a variety of genres, such as MMORPG, multiplayer online battle arena (“MOBA”) games, or first person shooter (“FPS”) games, that are appealing in the mobile game market, in order to acquire and retain game players and maintain or increase revenues from the games. However, we have not been successful in the development of mobile games other than those in the MMORPG genre. If we are unable to develop successful high-quality games and expand our game portfolio with games in a variety of genres that are in line with market trends, or implement successful monetization strategies for our mobile games in general, our ability to maintain or grow revenues will be adversely affected.

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

Further, even if we develop or acquire license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from our mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially through 2018, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for us to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in our pipeline.

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

We believe that, in order for many of the new online games that we develop to be successful in China, it is important for us to obtain license rights, and preferably exclusive license rights, to adapt the titles, characters, themes and story lines of popular works for use in the games. For example, we developed and we operate our PC game TLBB and our mobile games Legacy TLBB Mobile and TLBB 3D with various features that are included in reliance on the rights under our existing license agreements with the Chinese martial arts author Louis Cha, with respect to his popular novel Tian Long Ba Bu. We believe that these features have had a critical role in attracting and retaining many of the players of TLBB, Legacy TLBB Mobile, and TLBB 3D. However, Mr. Cha died in 2018, and we will need to negotiate with his estate for the right to extend the licenses when they expire. If we are unable to agree on extensions of the licenses, we will be unable to develop new expansion packs for the applicable games if they incorporate Tian Long Ba Bu features, and we may lose the rights to trademarks that we have claimed as to various features and character names based on or inspired by Tian Long Ba Bu. In addition, it can be difficult to identify a sufficient number of such works that are suitable for adaptation for use in online games, and we face significant competition for the rights to such works from other online game companies that also adapt their online games from popular works. Obtaining license rights, and particularly exclusive license rights, to adapt suitable works for use in online games can involve significant expense, as the license fees, and the percentage of revenues from the games adapted from such works, payable to authors have continued to rise as competition for such license rights has intensified. In addition, we have previously obtained, and intend to continue to seek to obtain, license rights for works from certain authors in foreign countries, and our ability to obtain such rights has previously been, and may be in the future be, adversely affected by greater scrutiny of such works, and a stricter approval process for permission to obtain such rights, by relevant Chinese authorities compared to the scrutiny of and approval process applicable to domestic works.

Even if we obtain license rights for works, we cannot assure you that games that we adapt from such works will be popular and commercial successes and that we will be able to recoup the amounts we pay for the license rights. Obtaining such rights and adapting such works for mobile games present additional risks, because of the relatively short lifespans of mobile games. Moreover, after the expiration of the terms of our existing license agreements with the estate of Mr. Cha and other holders of copyrights, we may not be able to renew the agreements with commercial terms that are favorable to us, if at all. Our inability to renew such agreements could force us to discontinue the related online games or, in the case of games based on Tian Long Ba Bu, to cease issuing any further expansion packs based on Tian Long Ba Bu, and have a significant adverse impact on our online game operations and revenues.

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

With our increasingly diversified game portfolio, we cannot assure you that players of our existing games will not be attracted to play other newly launched games, including our new mobile games. If this occurs, it will decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. For example, revenues generated from our mobile game TLBB 3D decreased significantly in the second quarter of 2017, and we believe that this may have been due in part to the launch of our mobile game Legacy TLBB Mobile in May 2017. Game players who switch from playing our existing games to our new games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, resulting in an adverse effect on our overall revenues. In addition, game players’ switching from playing our existing PC games to our new mobile games, as well as from our in-house developed games to our licensed games, could cause our overall online game profits to be relatively lower, as our profits from mobile games and licensed games tend to be relatively lower as a result of revenue-sharing arrangements.

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

We derive a portion of our revenues from PC games and mobile games that we license from, or jointly develop with, third-party developers. Under our license and joint development agreements for these games, we rely on the third-party developers to provide game updates, enhancements and new versions, provide materials and other assistance in promoting the games and resolving game programming errors and issues with “bots” and other intrusions. Any failure of third-party developers to provide game updates, enhancements and new versions in a timely manner and that are appealing to game players, provide assistance that enables us to effectively promote the games, or otherwise fulfill their obligations under our license and joint development agreements could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in or elimination of our revenues from those games.

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

•

difficulty for our management to exercise timely and effective supervision and administration of local management and employees in general, and their interactions with local third-party Internet platforms or other service providers in particular, in order to identify and prevent any sloppy, dishonest or illegal activities, which could harm our business and reputation or subject us to penalties;

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

All online games have limited lifespans. We must launch new games that can generate additional revenue and diversify our revenue sources in order to remain competitive. We will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot assure you that we will be able to meet our timetable for new game launches or that our new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources, failure to obtain or delays in obtaining relevant governmental authorities’ approvals and adverse developments in our relationships with the licensors or third-party operators of our new games could result in delayed launching of our new games or the cancellation of the development of our pipeline games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB, Legacy TLBB Mobile, and TLBB 3D have been, and you should not view our historical game revenues or the success of TLBB, Legacy TLBB Mobile, and TLBB 3D as indications of the commercial success of any of our new or future games. We may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to generate sufficient revenues from new games to sustain or grow our revenues or to recover our product development costs and sales and marketing expenses, which can be significant. If we acquire and pay for a license giving us the right to adapt an online game from an author’s work, but do not complete the development and introduction into the market of the game, or we introduce the game but it is not successful, we may not be able to recover the license fees we have paid.

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

We rely for our revenues on the spending of our game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, went from 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017 and to 6.6% in 2018. Such growth may also slow in the future, which could in turn result in a reduction in spending by our game players.

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

During 2013 and 2014 we made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase our staffing levels, with the goal of expanding and promoting our platform channel business beyond the operation of the 17173.com Website. However, we did not generate meaningful revenues from such additions to our platform channel business, as our efforts to monetize those products and services were not successful, and we do not expect to be able to make our platform channel business apart from the 17173.com Website profitable or to recoup the investments we made in assets, marketing and staffing for the platform channel business. For example, after our acquisition of a majority interest in MoboTap, our management concluded that the Dolphin Browser operated by MoboTap would not be able to provide expected synergies with our platform channel business, and we recognized substantial impairment charges as a result and sold MoboTap in 2018. Also see “Our previous and any future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business and may also result in impairment charges.”

Online advertising revenues from the 17173.com Website could fail to grow, or could decline further, as a result of the shift from PC games to mobile games in the online games market and uncertainties in the online advertising market.

Our online advertising revenues of $19.7 million for the year ended December 31, 2018, which were mainly derived from the operation of the 17173.com Website, represented 4.0% of our total revenues for the year, and represented a decline of $5.4 million, or 22%, from our online advertising revenues for the year ended December 31, 2017. Our ability to avoid further declines in, or grow, our online advertising revenues may be adversely affected by any of the following risk factors:

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

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2018 we engaged eight advertising agencies, which contributed approximately 99.6% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect our online advertising growth, as we book our online advertising revenue net of our sales rebates to advertising agencies.

Risks Related to the Cinema Advertising Business

There are uncertainties regarding the future growth of the cinema advertising industry in China.

Our cinema adverting business experienced strong growth in 2016 and 2017 and has benefited from robust growth in China’s cinema and movie industry in recent years, but suffered a significant decline in revenues in 2018 due to our having adjusted our strategy in relation to the acquisition and sale of advertising resources. If the recent growth in China’s cinema and movie industry slows or the industry declines in the future, pre-film advertising slots are likely to become less attractive to advertisers, which would have an adverse effect on our cinema advertising business. In addition, advertisers are increasingly turning to new advertising formats, such as video streaming, as Internet technology develops. If pre-film advertising becomes less attractive to advertisers than such new formats, our cinema business will be adversely affected. Moreover, the rapid growth of our cinema advertising business in recent years placed strain on our management personnel, systems and resources. We may not be able to efficiently or effectively implement our growth strategies and manage the growth of our cinema advertising business, and any failure to do so may limit our future growth and hamper our overall business strategy.

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

Under the Notice on Strengthening the Administration of Cinema Advertising and the Notice on Further Regulating the Administration of the Cinema Advertising, effective on July 2004 and February 2009, respectively, cinema advertising operators and the content of cinema advertisements must comply with the Advertising Law of the People’s Republic of China (the “New Advertising Law”) issued by the Standing Committee of the National People’s Congress, which became effective April 24, 2015 and was amended on October 26, 2018, and other relevant laws and regulations. The Standing Committee of the National People’s Congress promulgated the Film Industry Promotion Law of PRC (the “FIPL”) effective March 1, 2017. Among other things, the FIPL forbids the displaying of advertisements during the presentation of a feature film. If any existing or future PRC laws or regulations, or their implementation or interpretation by the relevant authorities, place burdensome restrictions on cinema advertising, our cinema advertising business may be adversely affected.

Risks Related to Our Corporate Structure and Corporate Governance.

If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in telecommunication industry, we could face severe penalties.

Various regulations in China currently restrict foreign-invested entities from engaging in value-added telecommunication services, which are defined by PRC authorities to include operating online games and providing platform channel services. Because of these restrictions, we operate certain aspects of our game business and platform channel business in the PRC through our principal VIEs, which are not owned of record by us and include Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”); Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”); and Shanghai ICE Information Technology Co., Ltd.(“Shanghai ICE”), which is a wholly-owned subsidiary of Gamease. Each of the nominee shareholders of Gamease and Guanyou Gamespace is either a PRC citizen or a PRC company. Through a series of contractual arrangements, our VIEs are effectively controlled by our wholly-owned subsidiaries in China. For details of these contractual arrangements, see “Related Party Transactions” in Item 7 of this annual report.

The Ministry of Industry and Information Technology (the “MIIT”) issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice jointly issued in 2009 by the State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”), the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign investment in value-added telecommunications services or online game operation businesses. While we are not aware of any online game companies that use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future.

If we were found to be in violation of any existing or future PRC law or regulations relating to foreign ownership of value-added telecommunications businesses, regulatory authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of PRC subsidiaries and/or VIEs, requiring us to restructure our ownership structure or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Websites, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition and results of operations. Further, if changes were required to be made to our ownership structure, our ability to consolidate our VIEs could be adversely affected.

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

We have no ownership interest in our principal VIEs Gamease, Guanyou Gamespace, and Shanghai ICE (which is a wholly-owned subsidiary of Gamease) and we conduct most of our operations and generate substantially all of our revenues through contractual arrangements that our indirect subsidiaries Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”) and Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”) entered into with Gamease and Guanyou Gamespace, respectively, and their shareholders. Such contractual arrangements are designed to provide us with effective control over Gamease, Guanyou Gamespace and Shanghai ICE. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. We depend on Gamease, Guanyou Gamespace and Shanghai ICE, directly or through their subsidiaries, to hold and maintain certain licenses and permits necessary and material for our online game business and for our operation of the 17173.com Website. Gamease, Guanyou Gamespace and Shanghai ICE, directly or through their subsidiaries, collectively own all of the key necessary intellectual property, facilities and other assets relating to the operation of our online games and the 17173.com Website that are not owned directly by our subsidiaries, and employ personnel for the operation and distribution of our online games and the 17173.com Website that are not employed directly by our subsidiaries.

These contractual arrangements may not be as effective in providing us with control over Gamease, Guanyou Gamespace and Shanghai ICE as direct ownership. For example, if we had direct ownership of Gamease, Guanyou Gamespace and Shanghai ICE, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of Gamease, Guanyou Gamespace and Shanghai ICE, which exposes us to the risk of potential breach of contract by the shareholders of Gamease and Guanyou Gamespace. In addition, as each of Gamease and Guanyou Gamespace is owned by its respective shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. Furthermore, if the shareholders of any of our principal VIEs were involved in proceedings that had an adverse impact on their shareholder interests in such VIE or on our ability to enforce relevant contracts related to the VIE structure, our business would be adversely affected.

The shareholders of Gamease and Guanyou Gamespace may breach, or cause Gamease or Guanyou Gamespace to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of these companies and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of our principal VIEs with respect to their ownership of such VIE which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC law or are otherwise unenforceable. If the contractual arrangements with any of our principal VIEs were found by PRC authorities with appropriate jurisdiction to be unenforceable, we could lose our ability to consolidate such VIE’s results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIE to our corresponding PRC subsidiary. In addition, such a finding of unenforceability by PRC authorities could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given year for which we otherwise did not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes, could cause us to be classified as a PFIC for years in which we would not otherwise be so classified. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

Under the contractual arrangements with our principal VIEs and their shareholders, no shareholder or group of shareholders of any of our principal VIEs has the ability to unilaterally terminate any of the agreements between the VIEs in which they hold shares and our corresponding PRC subsidiary. However, (i) the shareholders of Gamease and Guanyou Gamespace have a termination right under the loan agreements if our corresponding PRC subsidiary engages in gross negligence, fraud or other material illegal actions or if our corresponding PRC subsidiary’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities and (ii) the shareholders of our principal VIEs have a termination right under the equity purchase right agreements if the corresponding VIE’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We would have to rely for enforcement on legal remedies under PRC law, including specific performance, injunctive relief or damages, which might not be effective. For example, if we sought to enforce the equity interest purchase right agreements for the transfer of equity interests in any of our principal VIEs, if the transferee was a foreign company the transfer would be subject to approval by governmental authorities such as the MIIT and the Ministry of Commerce (the “MOFCOM”), and the transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our VIE contracts might not be enforceable in China if PRC governmental authorities or courts or arbitral tribunals took the view that such contracts contravened PRC law or were otherwise not enforceable for public policy reasons.

Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. In the event we were unable to enforce these contractual arrangements, we would not be able to exert effective control over Gamease, Guanyou Gamespace and Shanghai ICE, and our ability to conduct our business, and our financial condition and results of operations, would be severely adversely affected.

Our contractual arrangements with our principal VIEs may result in adverse tax consequences to us.

Under PRC law and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determined that our contractual arrangements with any of Gamease or Guanyou Gamespace were not made on an arm’s length basis and adjusted our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by any of our principal VIEs, which could adversely affect us by (i) increasing the tax liability of such VIE without reducing the tax liability of our corresponding PRC subsidiary, which could further result in interest and penalties being levied on us for underpaid taxes or (ii) limiting such VIE’s ability to maintain preferential tax treatments and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ shares in any of our VIEs to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

We may lose the ability to use and enjoy assets held by any of our principal VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Each of our VIEs holds assets that are critical to our business operations, such as our core intellectual property, licenses and permits, and/or joint operation agreements relating to our games and game operations. Although the equity interest purchase right agreements among our wholly foreign-owned entities (“WFOEs”), our VIEs and the shareholders of our VIEs contain terms that specifically obligate the shareholders of our VIEs to ensure the valid existence of our VIEs, in the event the shareholders breached this obligation and voluntarily liquidated our VIEs, or if any of our VIEs declared bankruptcy and all or part of its assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if any of our VIEs were to undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors might claim rights to some or all of such VIE’s assets and their rights could be senior to our rights under the VIE contracts, thereby hindering our ability to operate our business.

Nearly all of our revenues are generated through our principal VIEs Gamease, Guanyou Gamespace and Shanghai ICE, which are consolidated in our financial statements, and we rely on payments made by these entities to our subsidiaries AmazGame and Gamespace, respectively, pursuant to contractual arrangements requiring the transfer of any such revenues to these subsidiaries. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business and our ability to pay dividends to our shareholders and ADS holders.

We conduct nearly all of our operations through our principal VIEs Gamease, Guanyou Gamespace and Shanghai ICE, which generate nearly all of our revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our China subsidiaries AmazGame and Gamespace are parties to a number of contracts with their corresponding VIEs, pursuant to which the VIE pays the PRC subsidiary for certain services that the PRC subsidiary provides to the VIE. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes, including business taxes and value-added tax (“VAT”), which effectively reduce the amount that we receive from the VIEs. The PRC government might impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates could limit our ability to receive payments from the VIEs or limit the amount of such payments, and could in turn adversely affect our business, our net income and our ability to pay dividends to our shareholders and ADS holders.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering and Sohu holds Class B ordinary shares. As of the date of this report, Sohu holds approximately 67.4% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controls approximately 95.3% of the total voting power in Changyou due to the additional voting power of the Class B ordinary shares it holds. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of any member of our Board of Directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu has sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

•

Our board members or executive officers may have conflicts of interest. Dr. Charles Zhang, our Chairman of the Board, is currently also serving as Sohu.com Limited’s Chairman and Chief Executive Officer. Some of our board members and executive officers also own shares, restricted share units and/or options in Sohu. Sohu may grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu and us.

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

While the Chinese economy has grown significantly in the past 35 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. Partly as a result of these measures, the real estate market in the PRC experienced significant declines in those years. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 7.7% in 2013, to 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, and to 6.6% in 2018. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the disposable income of our game players or if they cause our advertising clients to reduce their spending for our online advertising services on the 17173.com Website.

Uncertainties with respect to the PRC legal system, including the PRC tax system, could have a material adverse effect on us.

We conduct most of our operations in China through our principal PRC WFOEs AmazGame, Gamespace, and our principal VIEs Gamease, Guanyou Gamespace and Shanghai ICE. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to WFOEs. Our VIEs are generally subject to laws applicable to domestic companies in China. We are subject to PRC taxes, including corporate income tax and value-added tax, with respect to our operations in China. The PRC legal system is based on written statutes and regulations. Prior court decisions may be cited for reference but have limited precedential value. The PRC legal system, including the PRC tax system, continues to rapidly evolve, the interpretations of laws and regulations are not always uniform and enforcement of laws and regulations involves discretion of the enforcing authorities and uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturning of a local government’s decisions by a higher level of government. These uncertainties may limit legal protections available to us and require us to expend substantial resources and management attention and effort in monitoring the development of, and ensuring our compliance with, existing and future PRC laws and regulations. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. For example, an amendment adopted on November 4, 2017 by the Standing Committee of the National People’s Congress of the Unfair Competition Law of the PRC, or the Unfair Competition Law, effective January 1, 2018, stipulates, among other things, that, without the other Internet business operator’s consent, an Internet business operator may not insert links into Internet products or services of another Internet business operator in order to re-direct user traffic; may not mislead or compel users to modify, terminate, or un-install any Internet products or services of another Internet business operator; and may not take actions in bad faith to cause an Internet product or service of another Internet business operator to be unusable by users of the other business operator’s properties.

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

Under regulations issued by the Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”), commercial entities are required to apply to a local branch of the MCT for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals such as computers, phones, television sets and gaming consoles; the provision of Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products.

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

The SAPPRFT’s, the MIIT’s, the MCT’s, and other PRC authorities’ regulatory supervision of the online game industry may adversely affect our online game operations.

The SAPPRFT has issued a series of regulations affecting the online game industry and providing guidance regarding online game operations. The SAPPRFT issued a notice in September 2009 stating that the SAPPRFT would be the only governmental agency with the authority to review and approve online games, including reviewing and approving the importation of online games from offshore copyright owners, and that all online game operators must obtain an Internet publishing license in order to operate online games and related services and obtain additional pre-approval from the SAPPRFT to make any changes to, or any new versions or expansion packs of, the originally approved online games. The Measures of Internet Publication Service Administration issued by the SAPPRFT and the MIIT, or the New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. On May 24, 2016, the SAPPRFT issued a Notice of the SAPPRFT on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, which became effective on July 1, 2016. The Mobile Game Notice provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. In addition, the State Press Publication Administration (the “SPPA”), as a successor agency to SAPPRFT, may delay or temporarily suspend its review of, and issuance of publishing and authorization codes for online games, as was the case between April 2018 and December 2018. Our online game business may be adversely affected by these SAPPRFT and MIIT notices and related implementation measures, as the launch of online games, new versions, expansion packs and imported games might be delayed because of the approval required. Such delays may result in higher costs for our online game operation and have an adverse effect on our game revenue.

The MCT also has issued regulations affecting the online game industry. For example, on June 3, 2010, the MCT issued the Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010 and were amended on December 15, 2017. The Online Game Measures stipulate that the MCT has the power to review the content of all online games except online game publications that have been pre-approved by the SAPPRFT or the SPPA. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MCT, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review. Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with the MCT. For our imported licensed games, the requirement for pre-approval by the MCT of any substantial change of our games may cause delay in releasing our expansion packs of the games, which may result in higher costs for our online game operations and have an adverse effect on our game revenues. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by the SAPPRFT and the MCT.

Because there is ambiguity in the scope of the authority and the roles and responsibilities of governmental departments, such as the SPPA, as a successor agency to the SAPPRFT, and the MCT, with oversight of the online game industry, we may face stricter scrutiny of the day-to-day operations of our online game business. If any of our online game operating entities cannot comply with any of the stipulations of any PRC governmental department regarding the online game industry, we may be subject to various penalties and our online game business may be adversely affected.

PRC law and regulations governing the online game industry in China are evolving and subject to future changes. We may fail to obtain or maintain all applicable permits, approvals, registrations and filings.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the SPPA, the MCT and the Ministry of Public Security (the “MPS”), have the power to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits, approvals and registrations from, and make necessary filings with, different regulatory authorities in order to operate our online games. For example, as an online game operator in China, we must obtain an ICP license from the MIIT, an Online Cultural Operating Permit from the MCT and an online publishing service license from the SPPA in order to distribute games through the Internet. Any online game we operate needs to be approved by the SPPA prior to its launch and filed with the MCT within 30 days after its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, such new game or such upgrade, expansion pack or new version must be filed with the MCT and approval must be obtained from the SPPA for online publication. If we fail to maintain any of our permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any new permits, approvals or registrations or make any new filings on a timely basis, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

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

We operate some of our existing games, and plan to operate certain of our future games, with Internet authorization codes that we obtained through third-party electronic publishing entities. If the SPPA challenges the commercial operation of any of our games that are operated with Internet authorization codes obtained through third-party publishing entities, we may be subject to various penalties, including restrictions on our operations.

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an online publishing service license (or before the New Internet Publication Measures became effective on March 10, 2016, an Internet publishing license), and an authorization code obtained under such a license is required for each game in operation and publicly available in the PRC. We publish certain of our existing games with authorization codes obtained under Internet publishing licenses held by third parties. See “PRC Regulation—Online Games and Cultural Products” in Item 4 of this annual report. Current PRC regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Our past and expected future practices might be challenged by the SPPA, as a successor agency to the SAPPRFT, which could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

Restrictions on virtual currency may adversely affect our online game revenues.

Our online game revenues are collected through the online sale of game points and sale of our prepaid cards, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which was jointly issued by the MCT and the MOFCOM in 2009. PRC laws and regulations, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the PRC is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the PRC must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. On December 1, 2016, the MCT issued Notice of Ministry of Culture on Regulating Online Game Operation Strengthening Interim and Ex-post Supervision, or the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice stipulates that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency. We must tailor our business model carefully, including designing and operating our databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current PRC laws and regulations, including the Virtual Currency Notice and the Online Game Operation Notice, in a manner that in many cases can be expected to result in relatively lower sales of our game coins and an adverse impact on our online game revenues.

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

In addition, the PRC State Administration of Taxation (the “SAT”) has announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. It is currently unclear how the tax will be collected or if there will be any effect on our game players or our business, but collection of such a tax might discourage players who are interested in trading virtual currencies from playing our games, which could reduce our revenues.

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

In addition, the MIIT has published regulations that subject Internet content providers to potential liability for the actions of game players and others using their Websites, including liability for violations of PRC law prohibiting the dissemination of content deemed to be socially destabilizing. As these regulations are subject to interpretation by the relevant authorities, it is not possible for us to determine in all cases the type of content that could result in liability for us as a developer and operator of online games, and as an operator of the 17173.com Website. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our Websites, or content generated or placed on our Websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

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

In February 2013, 15 PRC government authorities, including the SAPPRFT, the Ministry of Education, the MCT and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction, or the Work Plan, implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations will be further clarified and additional implementation rules will be issued by relevant authorities. As a result, we may have to impose more stringent limits for minor game players, which may lead to an increase in our operating expenses and a reduction in our revenues from minor game players.

In July 2014, the SAPPRFT issued the Notice on Further Launch Verification of Real-name Registration for Anti-Fatigue System on Internet Games, stating that, in view of some of the hardware and functionality limitations inherent in mobile devices, anti-fatigue system requirements applicable to Internet games do not currently apply to mobile games. If the SPPA, as a successor agency to the SAPPRFT, in the future decides to expand the anti-fatigue system requirements to mobile games, our operating expenses would be likely to increase.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China are not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we may be subject to disputes under our material contracts, and if such disputes arise, we may not prevail. Due to the materiality of certain contracts to our business, such as our license agreements with the estate of Louis Cha regarding our rights to develop and operate TLBB, TLBB 3D, and Legacy TLBB Mobile, any dispute involving such contracts, even without merit, may adversely affect our reputation and our business operations.

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

On August 4, 2017, the General Office of the State Council issued the Notice of the General Office of the State Council on Furthering the Guiding Opinions of the National Development and Reform Commission, the Ministry of Commerce, the People’s Bank of China, and the Ministry of Foreign Affairs Further Guiding and Regulating Offshore Investment (the “Offshore Investment Opinions”). Under the Offshore Investment Opinions, offshore investments in real estate, hotels, movie theaters, entertainment, and sports clubs are placed in a restricted category of offshore investments that are subject to heightened review by and approval of relevant PRC governmental authorities, which may limit our ability to make offshore acquisitions or investments in those areas.

The National Development and Reform Commission (the “NDRC”) issued the Administrative Measures for the Offshore Investment by Enterprises (the “Offshore Investment Measures”) effective March 1, 2018. Under the Offshore Investment Measures, an enterprise located within the PRC is required to file documents with the NDRC or its local branches for any offshore investment made by such enterprise directly or through any overseas entity over which such enterprise has control, whether through the ownership of voting securities, by contract, or otherwise. The Offshore Investment Measures may affect our offshore investments in the future, and failure to comply with the Offshore Investment Measures’ requirements could result in penalties being imposed on us.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries AmazGame and Gamespace, which are subject to limitations and possible taxation under applicable PRC law.

We may need to rely on dividends and other distributions on equity, or loans and advances made by our PRC subsidiaries AmazGame and Gamespace to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders or ADS holders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. AmazGame and Gamespace are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount of such reserves reaches 50% of the entities’ registered capital. These reserves are not distributable as cash dividends, loans or advances. AmazGame and Gamespace may also allocate a portion of their after-tax profits, as determined by their boards of directors, to their staff welfare and bonus funds, which may not be distributed to us. In addition, if AmazGame and Gamespace incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, under regulations of the State Administration of Foreign Exchange (the “SAFE”), the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made, which could delay or prevent any transfers of funds from our PRC subsidiaries to us.

In addition, there are uncertainties under the CIT Law with regard to the PRC withholding tax on dividends paid by AmazGame and Gamespace to our Hong Kong subsidiaries. See “Risk Factors—Risks related to Doing Business in China—There are significant uncertainties under the Corporate Income Tax Law of the PRC (the “CIT Law”) regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.” Should such dividends be subject to PRC withholding tax or be subject to the usual CIT Law withholding tax rate of 10% rather than the preferential dividend withholding tax rate of 5% provided under the China-HK Tax Arrangement, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders or ADS holders, would be reduced.

Furthermore, we control our principal VIEs Gamease and Guanyou Gamespace through contractual arrangements rather than equity ownership. See Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.” To the extent that there is any distributable profit in Gamease and Guanyou Gamespace, it may be difficult for these entities to distribute such profit to AmazGame and Gamespace, which may further limit the amount that these PRC subsidiaries can distribute to us.

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

There are significant uncertainties under the Corporate Income Tax Law of the PRC (the “CIT Law”) regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.

We are a holding company incorporated in the Cayman Islands which indirectly holds, through our Hong Kong subsidiaries, our equity interests in our subsidiaries in the PRC. Our business operations are principally conducted by our principal PRC subsidiaries and our principal VIEs. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “China-HK Tax Arrangement”), the dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. The SAT issued an Announcement on Issues in Tax Treaties Relating to “Beneficial Owner” (“Announcement 9”), effective April 1, 2018, which provides guidance on determining whether an enterprise is a “beneficial owner” of dividends under China’s tax treaties and tax arrangements. Announcement 9 provides that, in order to be a beneficial owner, an entity generally must be a direct owner of, and have the right to control, the income of the enterprise that is paying the dividends or must be a direct owner of, and have the right to control, the tangible or intangible assets generating such income, and also specifies that a company that is not organized for the purpose of engaging in substantive business activities may not be regarded as a beneficial owner. If any of our Hong Kong subsidiaries is, in the light of Announcement 9, determined by the SAT to not be a beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the regular withholding tax rate of 10% under the CIT Law.

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

Due to the lack of interpretation of the CIT Law, it is difficult to ascertain how it will be implemented by the relevant PRC tax authorities. If dividend payments to us from our wholly-owned subsidiary Changyou.com (HK) Limited (“Changyou HK”) or other overseas subsidiaries are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected. If dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC withholding tax, the withholding tax will generally be at a rate of 10% and reduce their investment return and the value of their investments in us.

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on our business operations and our acquisition strategy.

Pursuant to the Announcement on Issues Relating to Income Tax Withholding For Non-PRC Resident Enterprises (“SAT Announcement 37”), which became effective on December 1, 2017 and was amended on June 15, 2018, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises (“SAT Announcement 7”), which became effective on February 3, 2015 and was amended on December 1, 2017 and December 29, 2017, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in an overseas company which directly or indirectly owns PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 was issued relatively recently, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

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

SAT Announcement 7 and its interpretation by relevant PRC authorities clarify that an exemption for transfers of shares in a publicly-traded entity that is listed overseas is available if the purchase of the shares and the sale of the shares both take place in open-market transactions. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or vice-versa, PRC tax authorities might deem such a transfer to be subject to SAT Announcement 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of our ADSs or ordinary shares purchases our ADSs or ordinary shares in the open market and sells them in a private transaction, or vice-versa, and fails to comply with SAT Announcement 7, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation or impose a penalty on us, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, PRC tax authorities might impose taxes on capital gains or request that we submit additional documentation for their review in connection with any potential acquisitions, which may cause us to incur additional acquisition costs or delay our acquisition timetable.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee share incentives granted by overseas listed companies to PRC citizens.

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC and related implementation rules issued by the SAFE, all foreign exchange transactions involving an employee share incentive plan, share option plan or similar plan participated in by PRC citizens may be conducted only with the approval of the SAFE. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (the “Offshore Share Incentives Rules”) issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. The Offshore Share Incentives Rule also provides procedures for registration of incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising share options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside the PRC. We, and any of our PRC employees or members of our Board of Directors who have been granted share options, restricted share units or restricted shares, are subject to the Administration Measures on Individual Foreign Exchange Control, the related implementation rules issued by the SAFE, and the Offshore Share Incentives Rule. If we, or any of our PRC employees or members of our Board of Directors who receive or hold share options, restricted share units or restricted shares, fail to comply with these registration and other procedural requirements, we may be subject to fines and other legal or administrative sanctions.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business.

In 2008, the Standing Committee of the National People’s Congress of the PRC enacted the Labor Contract Law (the “Labor Contract Law”), which was amended on December 12, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor law. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law. For example, there are regulations which require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any unused annual leave days at a rate of three times their daily salary, subject to certain exceptions.

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

We may not be able to generate sufficient cash flow in U.S. dollars in the future to service our debt obligations, which would cause us to default under our matching loans to Sohu and Fox Financial and/or under our U.S. dollar bank loan facilities.

During 2016, certain of our subsidiaries entered into a series of matching-loans arrangements with certain subsidiaries of Sohu and certain subsidiaries of Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”), pursuant to which our subsidiaries are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Fox Financial subsidiaries. See “Major Shareholders and Related Party Transactions – Related Party Transactions – Matching Loans Arrangement between Sohu and Changyou” and “ – Matching Loans Arrangement between Changyou and Fox Financial” in Item 7 of this report. During 2018, we drew down from the offshore branches of certain banks loans in an aggregate amount of $220 million that were secured by an equivalent amount of RMB deposits by us in the onshore branches of such banks. Since we conduct most of our business operations in Mainland China and generate most of our revenues in RMB, and our existing loans owed to the Sohu subsidiaries and the Fox Financial subsidiaries and to the offshore branches of such banks are denominated in U.S. dollars and are repayable in U.S. dollars, in order for us to make scheduled payments on those loans, we may need to rely on dividends or loans from our PRC subsidiaries, which would be subject to restrictions under PRC laws and regulations, including those regarding foreign exchange controls, and may be time-consuming. Also see “To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries AmazGame and Gamespace, which are subject to limitations and possible taxation under applicable PRC law.” If we fail to timely receive U.S. dollar-denominated cash from our PRC subsidiaries, we may default on our payment obligations with respect to those loans. In addition, the loans of $220 million that we drew down from the offshore banks during 2018 carried floating interest rates based on the London Inter-Bank Offered Rate (the “LIBOR”); and as a result any rise in the LIBOR in the future could place further constraints on our cash flow in U.S. dollars.

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

Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, and in some cases binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware, where many United States-based corporations are organized. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.

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

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and third quarter of 2012 and continued from 2014 through 2018, caused in part by measures adopted by the Chinese government intended to slow such growth and to temper real estate prices and inflation, and the significant instability recently experienced in the worldwide economy, and the European Community facing disruptions as a result of crises in the economies of Greece and Spain, among other countries, and such factors may be difficult to predict for any given period. Other factors also could cause significant fluctuations in our operating results, including the timing and success of our new game launches, our costs of developing and launching new games, and the level of user activity of our games in China during particular fiscal quarters. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

Press reports in 2011 concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern at the time among investors and to have caused the price of the ADSs of various Chinese companies, including us, that are publicly traded in the United States to drop, and similar reports in the future could have a similar adverse effect on the price of our ADSs.

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

Proceedings instituted by the Securities and Exchange Commission (the “SEC”) against PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the U.S. Public Company Accounting Oversight Board (the “PCAOB”) sought to obtain from the PRC big four affiliate firms access to their audit work papers and related documents. However, the firms were advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by these U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

In late 2012, the impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and under the Sarbanes-Oxley Act of 2002 against the PRC big four affiliate accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms were to receive matching requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they failed to meet specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. However, we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations could find it difficult or impossible to retain auditors in respect of their operations in China. If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs and Class A Ordinary Shares from the Nasdaq Global Select Market or termination of the registration of our ADSs and Class A Ordinary Shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from April 2, 2009, the first day of trading of our ADSs on the Nasdaq Global Select Market, until March 15, 2019, the trading price of our ADSs ranged from $12.68 to $52.00 per ADS, and the closing sale price on March 15, 2019 was $19.25 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares, our controlling shareholder, Sohu, which holds our Class B ordinary shares, controls 95.3% of the total voting power of our ordinary shares as of the date of this report. As a result, the ability of holders of our ADSs to affect the outcome of any matter subject to shareholder vote is very limited.

ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to their holdings and ADS holders may not receive cash dividends if it is impractical to make them available to such holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the securities to which the rights relate under the Securities Act of 1933 (the “Securities Act”) or an exemption from registration requirements is available. Also, under the Deposit Agreement, the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

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

Holders of our ADSs and holders of our Class A ordinary shares will experience dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of March 15, 2019, there were outstanding options for the purchase of 860,000 Class A ordinary shares at a nominal price.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 15, 2019, there were 36,251,420 of our Class A ordinary shares and 70,250,000 of our Class B ordinary shares outstanding. As of March 15, 2019, there were no outstanding Class A restricted share units, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share, and outstanding options for the purchase of 860,000 Class A ordinary shares at a nominal price. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company, or PFIC, for the 2018 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2018 taxable year ended November 30, 2018. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder (as defined under “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”) holds an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences likely would apply to such U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

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

In 2007, the Sohu Group reorganized its online games business. As part of the reorganization, Changyou.com Limited was incorporated in the Cayman Islands on August 6, 2007 as an indirect wholly-owned subsidiary of Sohu, to hold the PC games business of the Sohu Group. Sohu transferred to us, effective December 1, 2007, all of its assets and operations relating to its PC games business unit, and we assumed all the liabilities associated with Sohu’s games business unit. On April 2, 2009, ADSs offered in our initial public offering commenced trading on the Nasdaq Global Select Market.

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

The majority of our revenues is derived from our business operations in China, which are conducted primarily through our direct and indirect wholly-owned subsidiaries AmazGame, Changyou Chuangxiang, Shanghai Jingmao, Gamespace and Beijing Jingmao, and our VIEs Gamease, Guanyou Gamespace and Shanghai ICE.

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

The following is a summary of our significant acquisitions and divestments since our initial public offering:

In May 2010, Changyou HK acquired from ICE Entertainment Limited 100% of the equity interests in ICE Entertainment (HK) Limited (“ICE HK”). ICE HK holds 100% of the registered capital of our PRC subsidiary ICE Information.

In May 2010, AmazGame, through its wholly-owned subsidiary Beijing Yang Fan Jing He Information Consulting Co., Ltd. (“Yang Fan Jing He”), acquired 50% of the equity interests in Shanghai Jingmao, which primarily engages in the cinema advertising business. In January 2011, Yang Fan Jing He acquired the remaining 50% of the equity interests in Shanghai Jingmao. In April 2012, in connection with an internal reorganization, Yang Fan Jing He acquired 100% of the equity interests in Beijing Jingmao from Shanghai Jingmao.

In May 2011, we acquired 68.258% of 7Road, which was primarily engaged in the development and operation of Web games. In June 2012, we completed the reorganization of 7Road into a Cayman Islands holding company structure. Upon completion of the reorganization, we held 71.926% of the equity interests in 7Road. In June 2013, we acquired all of the shares of 7Road held by the non-controlling shareholders.

In August 2015, we completed the sale to (i) Shanghai Yong Chong Investment Center LP, a PRC limited partnership, of all of the equity interests in Shenzhen 7Road, and (ii) Supermax Holdings Group Limited, a British Virgin Islands company, of all of the equity capital of Changyou My Sdn. Bhd, a Malaysia company, and Changyou.com (UK) Company Limited, a United Kingdom company, which are engaged in the online game business in Malaysia and the United Kingdom, respectively. The dispositions included our Web game business and certain other assets. The aggregate consideration for these transactions was $205 million in cash.

In December 2011, we completed the acquisition from Sohu of certain assets and business operations associated with the 17173.com Website, which is one of the leading game information portals in China, and began to operate the 17173.com Website.

In November 2013, we entered into an investment agreement with Beijing Kunlun Tech Co., Ltd. and certain of its affiliates (collectively, the “Kalends Group”), pursuant to which we acquired in December 2013 62.5% of the equity interests, and the Kalends Group held the remaining 37.5% of the equity interests, on a fully-diluted basis, in TalkTalk Limited (“TalkTalk”), a British Virgin Islands company which held all of the assets associated with RaidCall. In March 2015, the Kalends Group pursuant to the investment agreement transferred additional ordinary shares of TalkTalk held by it to us, and TalkTalk issued additional ordinary shares to us, which increased our equity interests in TalkTalk to 70% on a fully-diluted basis. On March 15, 2019, our Board of Directors approved a plan for us to cease operation of RaidCall.

In July 2014, we purchased from the existing shareholders of MoboTap, which is the mobile technology developer behind the Dolphin Browser, shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis. In addition, we had the right to purchase up to 10% of the equity interests in MoboTap from the non-controlling shareholders before a qualified IPO of MoboTap. We also acquired from MoboTap for $30 million a zero-coupon convertible bond issued by MoboTap, due in 2019. In January 2016, MoboTap redeemed $24 million of the convertible bond, and in December 2017, MoboTap redeemed the remaining $6 million of the convertible bond. In March 2018, we disposed of all of the equity interests in MoboTap.

BUSINESS OVERVIEW

Our three primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. The online game business is our core business.

We are a leading online game developer and operator in China as measured by the popularity of our PC game TLBB and our mobile game Legacy TLBB Mobile. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used, and mobile games, which are played on mobile devices and require an Internet connection.

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

Our revenues increased from $525.4 million for the year ended December 31, 2016 to $580.3 million for the year ended December 31, 2017, and decreased to $485.8 million for the year ended December 31, 2018. Our net income attributable to Changyou.com Limited decreased from $144.9 million for the year ended December 31, 2016 to $108.8 million for the year ended December 31, 2017, and decreased to $84.3 million for the year ended December 31, 2018.

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

Marketing

For self-operated games, we employ a variety of innovative online and offline marketing methods, including online and offline advertising, social media, and in-game marketing. We use different methods to target different demographic groups of game players.

For online marketing, we are able to leverage our game information portal, the 17173.com Website, as well as other game Websites to promote our games. We are able to leverage our affiliation with Sohu, and target Sohu’s large user base as potential players of our games, by advertising on Sohu’s various Websites, which typically provide a direct link to our games. For games that we believe are likely to be successful, we may seek celebrity endorsements and work with Internet celebrities on live broadcasting platforms to create additional publicity for the games.

We access online social media by advertising in online videos and marketing our games through various social networking Websites, mobile applications and online forums to create a vital effect among game players.

For offline marketing, we promote our games through pre-film advertisements, leveraging our cinema advertising business, which covers more than 11,000 cinema screens in approximately 220 cities in China.

In addition, we launch in-game promotional events. We also create in-game events to attract existing and new game players through event-related features, such as offering special holiday-edition virtual items to enhance game player participation at holiday time.

For mobile games in particular, we work closely with Apple store and Android mobile application stores to market our games. We design and implement different marketing strategies for different game genres to attract the genres’ target players. We work with performance-based online advertising platforms such as Guang Dian Tong and Fen Si Tong, where we can target different user groups by gender, region, age group and other categories. For games with a specific user group, we advertise on mobile applications, websites and other media outlets that cater to the same user group.

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

Feedback collected by our customer service team and by third-party operators is important to the integration of our product development and game operations teams. The information collected forms the basis of our feedback database, which helps us design change, and upgrade expansion packs for our games. See “Business Overview—Our Games.”

Licensed-out Games

We also authorize third parties to operate our online games. In 2016 and 2018, we entered into agreements with Tencent pursuant to which we granted an exclusive license to Tencent to distribute and operate within China our mobile games Legacy TLBB Mobile and Xuan Yuan Jian, which were launched in May 2017 and October 2018, respectively. We have also licensed other third-party operators to distribute and operate within China certain of our other mobile games, including Legend of Sword and Fairy 5. In addition, we license our PC game TLBB and mobile games Legacy TLBB Mobile, TLBB 3D and Fengyun to third-party operators in selected overseas markets outside of China, including Hong Kong, Macau, Taiwan, Singapore, Malaysia, Thailand, Vietnam and South Korea.

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

In-house Developed Games

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

As of December 31, 2018, we had 1,191 product development personnel responsible for developing new games as well as game enhancements and expansion packs.

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

Tables

Key Games in Operation

Name	Type	Genre	Initial Launch Date	In-house developed, licensed or jointly developed	Description
TLBB	PC game	3D martial arts MMORPG	May 2007	In-house developed	The game features a combination of martial arts-style-fighting and community-building among its game players, with a variety of interesting and interactive gameplay.

Legacy TLBB Mobile	Mobile game	3D martial arts MMORPG	May 2017	In-house developed

Legacy TLBB Mobile is a mobile game developed on the essence of the TLBB PC game. The game features and enriches the theme of “Clans and Brotherhood,” aiming to re-create classic gaming experiences of users. We have licensed the publishing rights for Legacy TLBB Mobile to Tencent.

Blade Online series	PC game	2.5D martial arts MMORPG	Blade Online (BO) in October 2004; Blade Hero II (Blade Hero 2) in September 2009	In-house developed	Consists of two PC games, Blade Online and its sequel Blade Hero 2. Both games are martial arts-style fighting games set to the backdrop of a Chinese myth.

TLBB 3D	Mobile game	3D martial arts MMORPG	October 2014	In-house developed	Adapted from Louis Cha’s novel of the same name, the game re-enacts the story of the original novel and blends in some of the elements of the PC version of the game.

Dao Jian Dou Shen Zhuan	Mobile game	2.5D martial arts MMORPG	December 2017	In-house developed	Dao Jian Dou Shen Zhuan features Chinese elements in its art style, with a rich clan battle system, social functions and hitfeel.

Free Style 2	Mobile game	2.5D martial arts ACG	May 2017	Licensed	Free style 2, which we licensed from a Chinese developer, is a basketball-themed 3v3 advanced casual game.

Da Hua Shui Hu	PC game	2D Q-style MMORPG	March 2010	Licensed

Based on a story from one of the four great classical novels of Chinese literature, “Outlaws of the Marsh,” which is about the adventures of 108 heroes in the Northern Song dynasty. We have a permanent license to operate this game.

Warframe	PC game	3D TPS	September 2015	Licensed	A Sci-fi themed shooter game licensed from a company in Canada. Players fight in a galactic environment, while exploring unlimited worlds and battle scenes.

Na Yi Jian Jiang Hu	Mobile game	3D martial arts MMORPG	September 2018	Licensed	A martial arts-style fighting game that features a unique social system.

Legend of Sword and Fairy 5	Mobile game	3D CCG	December 2015	In-house developed	A real-time card combat game, based on a successful offline PC game.

Xuan Yuan Jian	Mobile game	3D martial arts MMORPG	October 2018	In-house developed	A martial arts-style game based on the famous Xuan Yuan Jian PC game series. We have licensed the publishing rights for Xuan Yuan Jian to Tencent.

Games Licensed from or Jointly developed with Third-Party developers

Year	Games	Genre	Licensed/Jointly developed	Developer

2003	Blade Online*	PC game	Licensed	A Beijing game studio

2010	Da Hua Shui Hu	PC game	Licensed	A China game studio

2015	Warframe	PC game	Licensed	A Canadian game studio

2017	Free Style 2	Mobile game	Licensed	A China game studio

2018	Na Yi Jian Jiang Hu	Mobile game	Licensed	A China game studio

*	In 2007, we obtained the rights to the source code of Blade Online. We own the rights to all improvements we make to Blade Online.

Rights from Third Parties to Game Titles and Characters

IP	Game Genre	Authorized Rights	Licensed from
Blade Hero	PC game	Exclusive right to adapt and operate in mainland China	Pixel Game

TLBB	PC game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Louis Cha

Duke of Mount Deer	PC game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Louis Cha

Legend of Sword and Fairy	PC game	Exclusive worldwide right to adapt and operate	Softstar Technology

Ten of Louis Cha’s martial arts novels including TLBB	Mobile game	Exclusive right to adapt and operate in mainland China	Louis Cha

Feng Yun	Mobile game	Exclusive worldwide right to adapt and operate	Jonesky (HK) Limited

Six of Huangyi’s martial arts novels	Mobile game	Exclusive right to adapt and operate in mainland China, Hong Kong, Macau and Taiwan	Chinese Gamer

Xuan Yuan Jian	Mobile game	Exclusive worldwide right to adapt and operate	Softstar Technology

Xian Lu Zheng Feng	Mobile game	Exclusive right to adapt in mainland China and operate worldwide	Croton Media

Tetris	Mobile game	Exclusive Right to adapt and operate in mainland China	Tetris

Yong Ye Jun Wang	Mobile game	Exclusive worldwide right to adapt and operate	Wuxi Zuihong

Fengshen Trilogy	Mobile game	Exclusive worldwide right to adapt and operate	Shanghai Biyou

Platform Channel Business

17173. com Website

The 17173.com Website was launched in 2001 as the first online game information portal in China. With over 1,000 game zones and tens of millions of monthly unique visitors, the 17173.com Website is one of the largest game information and community Websites in China, and in the Chinese online game market covers over 95% of PC games, more than 13,000 mobile games, and more than 20,000 games on the digital game distribution platform Steam. With its high brand awareness, credibility, and strong relationships with advertisers, the 17173.com Website has become one of the best marketing platforms for domestic game companies, including our own. In addition, we work with users on the 17173.com Website to evaluate and improve the quality of our games. We generate online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website.

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

During the year ended December 31, 2018, there were a total of 126 companies advertising on the 17173.com Website and related applications. Our end customers include leading online game companies in China, as well as independent game studios.

Other Platform Channel Products

We offer a number of software applications for PCs and mobile devices through RaidCall. RaidCall provides online music and entertainment services, primarily in Taiwan. Revenues generated from software applications that we offer through RaidCall are included in our IVAS revenues.

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

As of December 31, 2018, we had rights to sell pre-film advertising slots at approximately 800 cinema theaters in China.

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

We are the registered owner of 290 software copyrights and 422 fine arts work copyrights in China, each of which we have registered with the National Copyright Administration of the PRC or Guangdong Copyright Administration.

We are the registered owner of 151 domain names that we use in connection with the operation of our business, including our official Changyou Website, changyou.com and 17173.com.

We are the registered owner of 2,921 registered trademarks and have applied for the registration of another 311 trademarks in the PRC, including those related to our company name and our online games and other businesses. We are the registered owner of 395 registered trademarks and have also applied for 220 trademarks in countries and regions such as Taiwan, Hong Kong, the United States, Europe, Malaysia, South Korea, Indonesia, Brazil and Vietnam relating to our company name, and our online games and other businesses. We have registered eight trademarks in Taiwan, six trademarks in South Korea and fifteen trademarks in Vietnam relating to TLBB. However, we cannot assure you that we will be able to obtain the trademarks we have applied for, and if we are unable to agree on relevant renewal terms for the existing licenses from the estate of Louis Cha for our mobile games TLBB 3D and Legacy TLBB Mobile and for our PC game TLBB, we could lose the rights to trademarks related to Tian Long Ba Bu. See “Risk Factors—Overall Risks—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position and financial performance could be harmed” and “—We may not have exclusive rights to trademarks, designs and technologies that are crucial to our business” in Item 3.

We have registered 50 patents and have 52 patent applications pending which are related to the design of our games and technology intended to enhance the functionality of our games, but these patent applications may not be approved. See “Risk Factors” for discussions of various risks relating to intellectual property.

Technology Infrastructure

We support our operations with a network of reliable and secure physical and cloud-based servers that have fully supported our operations for many years. As of December 31, 2018, we maintained for our online game business approximately 4,000 physical servers that are located in Internet data centers in 13 major cities in China, and 3,500 cloud-based servers that are spread across mainland China, Hong Kong, other Asia-Pacific regions, Europe and North America.

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

Competition

In the online game industry, we compete principally with the following three groups of competitors in China:

•	online game developers and/or operators in China that are publicly traded in the US and in Hong Kong, including Tencent Holdings Limited, NetEase, Inc., Kingsoft Corporation Limited, and IGG Inc.;

•

other companies in China devoted to game development and/or operation that are publicly traded in China, such as 37 Interactive Entertainment (Shanghai) Technology Co., Ltd., Perfect World Co., Ltd., Kalends Inc., YOOZOO GAMES Co., Ltd. and Giant Network Group Co., Ltd., or privately-held companies, usually backed by venture capital or private equity, including Shulong Technologies (formerly known as Shanda Games Limited); and

•	international competitors.

In the online advertising industry, our game information portal operated through the 17173.com Website currently competes in China with, among others, the following game information portals:

•	duowan.com, operated by YY Inc.; and

•	games.sina.com.cn, operated by Sina Corporation.

In the cinema advertising industry, we compete primarily with the following competitors in China:

•	Focus Film, operated by Focus Media Group.

•	China Movie Media Group, operated by Wanda Cinema Line, a Wanda Group company; and

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

Facilities

Our principal offices are located in several office buildings in Beijing and Fuzhou in China, which comprise an aggregate of approximately 65,005 square meters, including 8,456 square meters of leased properties. Our leases for those leased properties expire between April 2019 and October 2020.

In August 2009, we purchased an office building of approximately 14,950 square meters in Beijing, for consideration of approximately $33.4 million. Since January 1, 2016, we have leased out this building to third-party business tenants. In August 2010, we entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as our headquarters, for consideration of approximately $171 million. We occupied the office building in December 2013. As of December 31, 2018, we leased additional office space in Beijing of approximately 782 square meters. We also leased office space of approximately 8,035 square meters in other cities in the PRC and in other countries.

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

•

the State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”). The SAPPRFT was reorganized into three separate governmental authorities, the National Radio and Television Administration (“NRTA”), the National Film Administration (the “NFA”), and the State Press Publication Administration (the “SPPA”), in March 2018. The SAPPRFT had resulted from the merger of the former General Administration of Press and Publication with the former State Administration of Radio, Film and Television in March 2013. The “NRTA,” the “NFA,” and the “SPPA” as used in this report refer to the respective governmental authorities after the reorganization; the “SAPPRFT” as used in this report refers to the governmental authority that resulted from the merger for the period after the merger and prior to the reorganization;

•

the Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”), which was established in March 2018 and resulted from the merger of the former Ministry of Culture (the “MOC”) and the former China National Tourism Administration (“CNTA”). The “MCT” as used in this report refers to the governmental authority that resulted from the merger, as well as to the MOC and the CNTA separately for periods prior to the merger;

•	the Ministry of Industry and Information Technology (the “MIIT”);

•	the Ministry of Commerce (the “MOFCOM”);

•	the Ministry of Public Security (the “MPS”);

•	the State Administration of Foreign Exchange (the “SAFE”);

•

the State Administration of Market Regulation (the “SAMR”), which resulted from the merger of, and has undertaken the responsibilities previously held by, the State Administration for Industry and Commerce (the “SAIC”); the General Administration of Quality Supervision, Inspection and Quarantine (the “AQSIQ”); the Certification and Accreditation Administration; the Standardization Administration of China (the “SAC”); and the State Food and Drug Administration (the “SFDA”). The “SAMR” as used in this report refers to the governmental authority that resulted from the merger, as well as to the SAIC, the AQSIQ, the SAC, and the SFDA separately for periods prior to the merger; and

•	the State Council Information Office (the “SCIO”).

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

On October 1, 2004, the Administrative Rules on the Filing of Commercial Websites, or the Websites Rules, were promulgated by the Beijing Administration of Industry and Commerce (the “Beijing AIC”) to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record promulgated by the Beijing AIC on September 1, 2000. The Websites Rules state that operators of Websites must comply with the following requirements:

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

On March 15, 2017, the National People’s Congress issued the General Rules of the Civil Law of the PRC that require entities and individual to maintain the security of personal information of third-party natural persons and prohibit the illegal collection, sale, use, processing, or other publication of such information.

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

The SAMR issued the Information Security Technology – Personal Information Security Specification effective on May 1, 2018. The specification includes a recommendation as to nationwide standards for the protection and processing of personal information, and provides definitions and data processing, disclosure, and protection requirements regarding personal information.

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If our VIE structure were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our VIE structure might be challenged by the SPPA, as a successor agency to the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those we use having been challenged by the SAPPRFT or the SPPA as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However, it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the SPPA, as a successor agency to the SAPPRFT, before publishing foreign electronic publications. The New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT or the SPPA prior to the publication of new online games. In addition, under the New Internet Publication Measures, Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner.

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed PC games, and Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively and Gamease and Guanyou Gamespace have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. TLBB, BO, BH2 and some of our other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing licenses at the time those online games were made publicly available. TLBB, BO and BH2 and certain of our other existing games are currently published under an Internet publishing license held by Gamease. Current PRC regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like ours are acknowledged by the SAPPRFT or SPPA, in view of the lack of formal interpretation regarding this issue, the SPPA might challenge our current and past practices and could subject us to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of our business license, or the forced discontinuation of or restrictions on our operations.

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

The MCT issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and was amended on December 15, 2017 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. Gamease obtained an Online Culture Operating Permit in January 2008, which was re-certified in October 2015 and December 2017; Guanyou Gamespace obtained an Online Culture Operating Permit in June 2011, which was re-certified in October 2015 and December 2017; and Shanghai ICE obtained an Online Culture Operating Permit in December 2010, which was re-certified in January 2014. Shanghai ICE plans to apply for re-certification of its Online Culture Operating Permit in March 2018.

The Online Game Measures issued by the MCT, which took effect on August 1, 2010 and was amended on December 15, 2017, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MCT prior to the game’s launch and a domestic online game to be filed with the MCT within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MCT on July 29, 2010 to implement the Online Game Measures (i) requires online game operators to protect the interests of online game users and specifies certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games and (iv) requests online game operators to promote real-name registration by their game users. On December 1, 2016, the MCT issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice includes clarification of products and services that will be considered to be within the scope of the operation of online games, enhanced standards for the issuance of and payment for virtual items used in online games and enhanced protection of online games users, and announces more stringent supervision of the operation of online games and penalties for violations by online game operators of regulations with respect to the operation of online games. The Online Game Operation Notice stipulates that game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for virtual items and services; must timely publish the name, properties, description, amount, and probability of winning for such lucky draws or lotteries on either the Website of the game or the Web page on which such lucky draws or lotteries are provided; must require real-name registration of game players who wish to enter such lucky draws or lotteries; and must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game; and must maintain all relevant records for at least 90 days. The Online Game Operation Notice also stipulates that online game operators must require real-name registration of online game players and may sell game points and virtual items only to real-name registered game players, must set limits on the maximum amount of game points for a particular game that game players may purchase in a single transaction, must require confirmation of transaction information by game players placing orders and maintain all relevant records for at least 180 days. We filed our games TLBB, BO, BH2, and certain of our other existing games with the MCT. If we fail to maintain any of our permits, approvals, or registrations; make any necessary filings; apply for and obtain any required new permits, approvals, or registrations; make any new filings on a timely basis; or comply with the requirements under the Online Game Operation Notice and other laws and regulations, we may be subject to various penalties, including fines and a requirement that we discontinue or limit our operations.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT was, and the SPPA as a successor to the SAPPRFT is, the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the SAPPRFT or the SPPA and receive from the SAPPRFT or the SPPA an Internet publishing license (or after the New Internet Publication Measures became effective on March 10, 2016, an online publishing service license). Our VIEs Gamease and Guanyou Gamespace obtained Internet publishing licenses from the SAPPRFT and they have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. In addition, the Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of offshore online games in China must be examined and approved by the SAPPRFT or the SPPA.

The Notice Regarding Improving and Strengthening the Administration of Online Game Content, or the Online Game Content Notice, issued by the MCT in November 2009, calls for online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player kill” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among game players, and (iv) improving their compliance with legal requirements for the registration of minors and game time-limits.

The Administrative Measures for Content Self-review by Internet Culture Business Entities, or the Content Self-review Administrative Measure, which took effect in December 2013, require Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the MCT.

In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect on March 15, 2014, and replaced the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, issued by the SAIC, which had taken effect on July 1, 2010. The Online Trading Measures regulate online commodity trading and related activities. The Online Trading Measures require that commodities or services transacted online comply with the provisions of all applicable laws, regulations and rules. When selling commodities or providing services to consumers, online operators must comply with all applicable laws with respect to the protection of consumer rights and interests, the protection of intellectual property rights of others and the prevention of unfair competition. Information provided with respect to commodities and services provided by online commodity operators or related service operators must be authentic and accurate. If we fail to comply with all requirements of the Online Trading Measures, the local branch of the SAIC or SAMR or another governmental authority with jurisdiction might impose penalties on us, such as fines.

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

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of government authorities, including but not limited to the MIIT, the MCT, the SPPA, the NRTA and the MPS. These measures specifically prohibit certain Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

On May 2, 2017, the Cyberspace Administration of China (the “CAC”) issued the Administrative Enforcement Procedures for the Administration of Internet-based Information Content, or the Enforcement Procedures, effective June 1, 2017. Pursuant to the Enforcement Procedures, the CAC and its local branch offices have the authority to enforce, and impose administrative sanctions on activities prohibited by, applicable administrative laws and regulations concerning Internet-based information content.

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

On January 15, 2011, the MCT, the MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitor system was formally implemented commencing March 1, 2011.

In February 2013, 15 PRC government authorities, including the SAPPRFT, the Ministry of Education, the MCT and the MIIT, jointly issued the Work Plan implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued; and as a result, online game operators will be required to implement measures to protect minors.

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

In 2004, the MCT issued a Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the MCT that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MCT. We have submitted the relevant filing documents to the MCT for the filing of all of our online games in operation.

In 2005, the MCT and the MIIT promulgated the Opinions on the Development and Administration of Online Games emphasizing the PRC government’s intent to foster and control the development of the online game industry in China and providing that the MCT will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

In April, 2009, the MCT issued a Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Games, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MCT.

In November, 2018, the MPS issued the Regulations for Internet Security Supervision and Inspection by Public Security Authority, which specifies standards for the inspection of network operators and the legal responsibility of network operators for content.

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

Online Live Streaming Services

On July 1, 2016, the MCT issued the Notice of MCT on Strengthening the Administration of Online Performance, which became effective on the same day and makes operators of online performances as well as performers in online performances responsible for the content of online performances, calls for supervision of online performances by relevant governmental cultural administrative departments and law enforcement agencies and for enhanced focus on investigating and punishing disseminators of online performances with illegal content.

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

On August 1, 2018, the MIIT and several other governmental authorities issued a Notice on Strengthening the Administration of Live Online Social Video Services, which stipulates that providers of Internet access services and APP stores that distribute online interactive broadcasting services are required to obtain permits from, or complete relevant filing procedures with, specified governmental agencies in order to provide the services.

Online Audiovisual Transmission

On April 25, 2016, the SAPPRFT issued the Regulations on the Administration of Private Network and Directional Transmission of Audiovisual Program Services, which were effective in June 1, 2016 and replaced the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and Other Information Networks, which had been adopted in 2004 and had last been amended on August 28, 2015. Under these rules, providers of audiovisual program dissemination services over local area networks, virtual private networks and directional transmission channels are required to obtain a permit from the SPPA, as a successor agency to the SAPPRFT.

The SAPPRFT and the MIIT jointly issued the Rules for the Administration of Internet Audiovisual Program Services, or Document 56, which went into effect in January 2008 and was amended on August 28, 2015. Under Document 56, all online audio and video service providers must be either state-owned or state-controlled. However, at a press conference held on February 3, 2008, the SAPPRFT and the MIIT clarified that online audio-visual service providers that had been lawfully conducting the business prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after the issuance of Document 56. We provide online audio and video services primarily through the 17173.com Website, which was conducting business prior to the issuance of Document 56.

On March 16, 2018, the SAPPRFT issued a Notice on Further Regulating the Distribution Order of Internet Audiovisual Programs, which prohibits a provider of audiovisual programs from unauthorized appropriation or adaptation of audiovisual programs.

Advertisings Services

The New Advertising Law provides that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display the “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC issued the Interim Measures for Administration of Internet Advertising (the “Interim Measures for Internet Advertising”), effective September 1, 2016, which define the scope of services included within Internet advertising; specify the respective obligations of Internet advertisers, advertising agencies, advertising publishers and Internet information service providers; and provide penalties for violations. The Interim Measures for Internet Advertising forbid luring users to click on the content of Internet advertisements by any fraudulent means and attaching advertisements or advertising links to emails sent by users without their permission. Under the Interim Measures for Internet Advertising, Internet advertisers are responsible for the authenticity of the contents of online advertisements, and Internet advertising publishers and advertising agencies are required to verify the content of advertisements, and employ inspectors who are familiar with PRC laws and regulations governing online advertising. Under the Notice on Strengthening the Administration of Cinema Advertising and the Notice on Further Regulating the Administration of the Cinema Advertising, effective on July 2004 and February 2009, respectively, cinema advertising operators and the content of cinema advertisements must comply with the New Advertising Law and other relevant laws and regulations. Both Guanyou Gamespace, which is the operator of our online advertisement business, and Shanghai Jingmao, which primarily engages in the cinema advertising business, have business licenses that include advertising services. The Standing Committee of the National People’s Congress promulgated the FIPL effective March 1, 2017. Among other things, the FIPL forbids the displaying of advertisements during the presentation of a feature film.

Employment Contracts

The Standing Committee of the National People’s Congress promulgated the Employment Contract Law of PRC (the “ECL”), which became effective as of January 1, 2008 and was amended on December 28, 2012. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

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

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Under the CIT Law, effective January 1, 2008 and amended on February 24, 2017 and December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 10%. The rate is reduced to 5% under tax treaties and arrangements between the PRC and certain other countries and administrative regions.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, consisting of the MCT, the State Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC, and the SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

Virtual Currency

On February 15, 2007, the MCT, the PBOC and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice limits the total amount of virtual currency that may be issued by online game operators and the amount that may be purchased by individual game players, and includes a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency may only be used to purchase virtual items.

On June 4, 2009, the MCT and the MOFCOM jointly issued the Virtual Currency Notice, to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. The Virtual Currency Notice is mainly targeted at lottery-based activities relating to the “treasure boxes” found in some online games.

On July 20, 2009, the MCT promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which defines the terms “issuing enterprise” and “trading enterprise” and stipulates that the same enterprise may not be both an issuing enterprise and a trading enterprise.

On December 1, 2016, the MCT issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice standardizes rules regarding the issuance of virtual items used for online games. The Online Game Operation Notice provides that the issuance and exchange of virtual items issued by online game operators must be administered in accordance with the regulations applicable to virtual currency; that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency; requires that, when online game operators allow users to exchange small-value physical items for virtual items, the content and value of such physical items must comply with applicable laws and regulations; and stipulates that online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currencies in exchange for virtual items and services, must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game and must maintain all relevant records for at least 90 days.

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

Organizational Structure

Changyou.com Limited is an indirect subsidiary of Sohu.com Limited. As of the date of this report, Sohu held through subsidiaries approximately 67.4% of the combined total of our outstanding Class A and Class B ordinary shares and controlled approximately 95.3% of the total voting power in us.

As of the date of this annual report, the following are our principal wholly-owned subsidiaries:

•	Changyou.com (HK) Limited, or Changyou HK, incorporated in Hong Kong on August 13, 2007. Changyou HK is our intermediate offshore holding company for our operations in China and overseas.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, incorporated in the PRC on September 26, 2007.

•	Shanghai Jingmao Culture Communication Co., Ltd., or Shanghai Jingmao, incorporated in the PRC on April 30, 2009 and acquired by us on January 25, 2011.

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, incorporated in the PRC on October 29, 2009.

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd., or Yang Fan Jing He, incorporated in the PRC on April 22, 2010.

•	Beijing Changyou Jingmao Film & Culture Communication Co., Ltd., or Beijing Jingmao, incorporated in the PRC on November 16, 2010 and acquired by us on January 25, 2011.

•	7Road.com Limited, or 7Road, incorporated in the Cayman Islands on June 15, 2011.

•	7Road.com HK Limited, or 7Road HK, incorporated in Hong Kong on July 6, 2011.

•	Changyou.com Webgames (HK) Limited, or Changyou HK Webgames, incorporated in Hong Kong on September 21, 2011.

•	Shenzhen Brilliant Imagination Technologies Co., Ltd., or Brilliant Imagination, incorporated in the PRC on April 18, 2014.

•	Beijing Changyou Chuangxiang Software Technology Co., Ltd., or Changyou Chuangxiang, incorporated in the PRC on November 8, 2016.

In order to comply with PRC law restricting foreign ownership in the online game business and platform channel business in China, we conduct the operations of our online game business and our platform channel business in China through our principal VIEs.

The following is a summary of our principal VIEs as of the date of this report:

•	Gamease

Gamease was incorporated in 2007 and is a wholly-owned subsidiary of Beijing Century High Tech Investment Co., Ltd., or High Century, which is a PRC company and a VIE of Sohu.com Limited that is held 80% by Charles Zhang, our Chairman of the Board, and 20% Wei Li, an employee of Sohu.

•	Shanghai ICE

Shanghai ICE is a wholly-owned subsidiary of Gamease that was acquired by Changyou in 2010.

•	Guanyou Gamespace

Guanyou Gamespace was incorporated in 2010 and is a wholly-owned subsidiary of Beijing Changyou Star Digital Technology Co., Ltd., or Changyou Star, which is owned 50% by Dewen Chen, Changyou’s Chief Executive Officer, and 50% by Jie Liu, a Changyou employee.

Gamease, Guanyou Gamespace and Shanghai ICE hold the key licenses and permits required to operate our business. Gamease and Shanghai ICE are controlled by AmazGame, and Guanyou Gamespace is controlled by Gamespace, through a series of contractual arrangements. AmazGame and Gamespace perform substantially all of our product development and technical support functions, which they provide to Gamease and Guanyou Gamespace pursuant to contractual arrangements.

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

We are a leading online game developer and operator in China as measured by the popularity of TLBB and our mobile game Legacy TLBB Mobile. We engage in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local game client-end access software be installed on the computers used, and mobile games, which are played on mobile devices and require an Internet connection. For the three months ended December 31, 2018, the online games that we operate had approximately 4.9 million total average monthly active accounts and 1.6 million total active paying accounts. The revenues generated from the online games are classified as online game revenues.

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

Our revenues increased from $525.4 million for the year ended December 31, 2016 to $580.3 million for the year ended December 31, 2017, and decreased to $485.8 million for the year ended December 31, 2018. We had net income attributable to Changyou.com Limited of $144.9 million for the year ended December 31, 2016, net income attributable to Changyou.com Limited of $108.8 million for the year ended December 31, 2017, and net income attributable to Changyou.com Limited of $84.3 million for the year ended December 31, 2018.

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

However, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in our online game business, our online advertising, or our cinema advertising business or that if there is a slowdown, such slowdown will not have a negative effect on those businesses. Our future operating results will depend on numerous factors affecting the online game, online advertising and cinema advertising industries in China, many of which are beyond our control, including general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and from 2014 through 2018.

Our ability to maintain popular online games

The popularity of our games drives the growth of our game player base, which is the key component driving the sales and consumption of our virtual items and thus our revenues. To maintain and grow the popularity of our games, we must diligently maintain the quality of the games and continually enhance the games to meet game player demands and preferences. We solicit feedback from our game players and have a dedicated product development team that helps us to identify market trends and user preferences. For PC games such as TLBB, we typically provide weekly updates and more substantial enhancements in the form of expansion packs every few months. For mobile games such as Legacy TLBB Mobile, we provide updates and expansion packs on a more frequent basis. If we fail to meet game player demands and maintain their satisfaction from playing our games, game players may leave the game, which would have an adverse effect on our revenues.

The shift away from PC games to new game products and services, and to mobile games in particular

For several years we have relied, and currently rely, on our popular game TLBB for a substantial portion of our revenues. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as game players increasingly switch to mobile devices to access online games. As a result, we consider it to be essential to the prospects for the growth of our online game business that we shift considerable resources to the development of mobile games. Mobile games, even if successful, tend to have shorter lifespans than PC games, as the attention of users tend to shift rapidly away from existing mobile games, even those that are initially very successful, to mobile games that are new to the market. For example, our mobile game Legacy TLBB Mobile was quite popular upon its launch in May 2017, but declined in popularity through 2018. We therefore consider it to be important for us to create a substantial pipeline of mobile games, either through in-house development, or through the licensing of rights from third-party developers. We also must anticipate that a number of our mobile games will not be accepted by the game-player market, even upon initial launch. Further, we generally operate, and expect that we will continue to operate, mobile games primarily through third-party platforms that require that we enter into revenue-sharing arrangements that provide for significant revenue-sharing payments to the operators of the platforms, and that, accordingly, our profit margins from mobile games are, and are likely to be, lower than those that we enjoy from PC games.

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

Attempted monetization of platform channel business

Through 2014 we made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase our staffing levels, with the goal of expanding and promoting our platform channels, including our acquisitions of RaidCall, MoboTap and several other entities offering Internet software products and services. However, we had limited success in generating revenues from such products and services and recognized impairment losses. See “– Results of Operations – Operating Expenses – Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business.”

Any restrictions imposed by PRC law on payments from our principal VIEs to our principal subsidiaries pursuant to contractual arrangements and any increase in the amount of PRC taxes applicable to such payments may adversely affect our business.

We conduct a substantial portion of our operations through our principal VIEs Gamease, Guanyou Gamespace and Shanghai ICE, which generate nearly all of our revenues. As our principal VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our principal PRC subsidiaries AmazGame and Gamespace entered into a number of contracts with their corresponding VIEs, pursuant to which the VIEs pay the PRC subsidiaries for certain services that the PRC subsidiaries provide to their corresponding VIEs. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes, which effectively reduce the amount that we receive from the VIEs. We cannot assure you that the PRC government will not impose restrictions on such payments or increase the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may adversely affect our ability to receive payments from the VIEs or the amount of such payments.

Impact of fluctuations in the exchange rate between the RMB and the U.S. dollar

Although our reporting currency is the U.S. dollar, the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. Conversely, if the RMB appreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will increase. In 2018, the RMB appreciated against the U.S. dollar by approximately 2.1% compared to 2017. Calculated based on the average U.S. dollar to RMB exchange rate for 2017, our non-GAAP total revenues for 2018 expressed in U.S. dollars would have been $10.3 million lower than the revenues we reported, representing a decrease of 18.1% year-over-year, rather than 16.3%. In addition, as a substantial portion of our cash is denominated in RMB, the depreciation of the RMB against the U.S. dollar reduced our ability to make U.S. dollar-denominated payments. See “Risk Factors—Risks Related to Doing Business in China—We may suffer currency exchange losses if the RMB depreciates relative to the U.S. dollar, which could reduce the value of an investment in our ADSs” in Item 3.

Government regulation of the online game industry

PRC regulatory authorities have issued a series of new regulations affecting the online game industry. For example, the Mobile Game Notice issued by the SAPPRFT, which became effective on July 1, 2016, provides that mobile game publishers and operators must apply for publishing and authorization codes. In addition, the SPPA, as a successor agency to the SAPPRFT, may delay or temporarily suspend its review of, and issuance of publishing and authorization codes for, online games, as was the case between April 2018 and December 2018. These may delay our game publishing process. For another example, the Online Game Operation Notice issued by the MCT, which became effective on May 1, 2017, affects certain game features in mobile games, and is likely to have an adverse impact on the way we design our games and game features, which may in turn make the games less attractive to game players. These regulations also may increase our compliance costs, delay the release of our new games and expansion packs for existing games, and restrict the access of certain groups of players, such as minors, to our games, which in turn may significantly affect our operating results. See “Risks Related to Doing Business in China” in Item 3 of this report.

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

Our financial instruments consist primarily of cash equivalents, accounts receivable, short-term investments, matching loans to related parties, loans between Changyou and Sohu, prepaid and other current assets, restricted time deposits, other non-current assets, accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, matching loans from related parties and other short-term liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits with original maturities of three months or less and highly-liquid investments that are readily convertible to known amounts of cash.

In November 2016, the FASB issued new guidance related to the classification of restricted cash in the statement of cash flows. The new standard requires that a statement of cash flows explain any change during the year in total cash, cash equivalents, and restricted cash. The new standard is effective for fiscal years beginning after December 15, 2017, and should be applied retrospectively. We adopted the new standard during the beginning of 2018 and applied the standard retrospectively for all periods presented.

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

Short-term investments

In accordance with Accounting Standards Codification (“ASC”) 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in our consolidated statements of comprehensive income. To estimate fair value, we refer to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

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

Repairs and maintenance costs are recorded as expenses as incurred, whereas the costs of renewals and betterments that extend the useful lives of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairments with any resulting gain or loss recognized in the consolidated statements of comprehensive income.

Intangible assets

Intangible assets mainly comprise operating rights for licensed games, computer software, developed technologies, and trademarks and domain names. Intangible assets are recorded at cost less accumulated amortization and impairments. Amortization is computed using the straight-line method over the estimated useful lives of assets with no residual value. The estimated useful lives are as follows:

Estimated useful life
Operating rights for licensed games	Contract terms
Computer software	1-5 years
Developed technologies	3-5 years
Trademarks and domain names	5-30 years

Long-term investments

Equity investments

In January 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which, among other things, generally requires companies to measure investments in other entities, except those accounted for under the equity method, at fair value and to recognize any changes in fair value in net income. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, and the guidance should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The guidance related to equity investments without readily determinable fair values (including disclosure requirements) is applied prospectively to equity investments that exist as of the date of adoption. ASU 2016-01, which we adopted on January 1, 2018, did not have a material impact on our consolidated financial statements.

Investments in entities over which we do not have significant influence are recorded as equity investments and are accounted for either at fair value with any changes recognized in net income or, for those without readily determinable fair values, at cost less impairment, adjusted for subsequent observable price changes. Under the equity method, our share of the post-acquisition profits or losses of the equity investment is recognized in our consolidated statements of comprehensive income; and our share of post-acquisition movements in equity is recognized in equity in our consolidated balance sheets. Unrealized gains on transactions between us and an entity in which we have recorded an equity investment are eliminated to the extent of our interest in the entity. To the extent of our interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an entity in which we have recorded an equity investment equals or exceeds our interest in the entity, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the equity investee.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and VIEs.

We test goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, we perform the first step of a two-step quantitative goodwill impairment test. In the first step, we determine the fair values of the individual reporting units using the income approach and the market approach. After performing the assessment, if the carrying amounts of the reporting units were higher than their fair values, we perform the second step of the two-step quantitative goodwill impairment test. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit determined in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.

The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We estimate the fair value using the income approach and the market approach, both of which are typically used under ASC 350. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amounts of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, where the undiscounted cash flows are less than the carrying amounts of the assets, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. We test impairment of long-lived assets and intangible assets at the asset group level when impairment indicators appear and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit.

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

Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. The non-controlling interests in our consolidated financial statements consist primarily of the non-controlling interests in RaidCall; the non-controlling interests in Beijing Changmica Culture Co., Ltd., which is a joint venture that operates Korean comics online in China; and, for periods prior to the Company’s sale of MoboTap in March 2018, the non-controlling interests in MoboTap.

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

Revenue recognition

In May 2014, the FASB issued ASC Topic 606, Revenue From Contracts with Customers (the “New Revenue Standard” or “ASC 606”), which replaced ASC Topic 605, Revenue Recognition (the “Old Revenue Standard” or “ASC 605”), including industry-specific requirements, and provided companies with a single principles-based revenue recognition model for recognizing revenue from contracts with customers. The core principle of the New Revenue Standard is that a company should recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. We adopted ASC 606 on January 1, 2018, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Adoption had no significant impact on our consolidated financial statements. We have updated significant accounting policy and relevant disclosure hereinafter.

Effective January 1, 2018, we evaluated and recognized revenue based on the criteria set forth in ASC 606 by:

•	identifying the contract(s) with the customer;

•	identifying the performance obligations in the contract;

•	determining the transaction price;

•	allocating the transaction price to performance obligations in the contract; and

•	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

Online game revenues

Our online game revenues are generated primarily from our self-operated and licensed-out PC games and mobile games. Prior to the sale of the MoboTap business in 2018, we also generated a small amount of revenues from online card and board games. All of our games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items. Revenues that we generate from self-operated and licensed out online games are included in online game revenues.

Self-Operated Games

We are the principal of our self-operated games. We host the games on our own servers and are responsible for the sale and marketing of the games as well as the customer services. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile application stores, but are net of value-added tax and discounts to game card distributors where applicable. We obtain revenues from the sale of in-game virtual items. Revenues are recognized over time for virtual items with estimated lives and upon use for items that are consumed immediately. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

PC games

Proceeds from self-operated PC games are collected from players and third-party game card distributors through sales of our game points on online payment platforms and prepaid game cards. We apply the portfolio approach in determining the commencement date of consumption and the estimated lives of virtual items for the recognition of the game revenues, given that the effect of applying a portfolio approach to the behaviors of game players as a group would not differ materially from considering each of them individually.

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

Licensed Out Games

We also authorize third-parties to operate our online games. The licensed out games include PC games and mobile games developed in house and mobile games jointly developed with third-party developers. We receive monthly revenue-based royalty payments from the third-party licensee operators. We receive additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate our games in specified geographic areas. Since we are obligated to provide post-sale services (“PCS”), the initial license fees are allocated between the license and PCS based on relative standalone selling prices. The amount allocated to the license is recognized as revenue upon the commencement of the license period, given that our intellectual property rights subject to the license are considered to be functional and the licensee has the right to use such intellectual property rights as they exist at the point when the license is granted, and the amount allocated to PCS is recognized as revenue ratably over the license period. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. We view the third-party licensee operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services. We remit to the third-party developers a pre-agreed percentage of revenues and keep the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in our cost of revenues or product development expenses.

Online advertising revenues

17173. com Website

Our online advertising revenues are mainly generated from the 17173.com Website. We sign contracts with advertisers to fix the advertising services to be provided and the prices for the services. Based on the contracts, we provide advertisement placements on the 17173.com Website in different forms, including text, rich media and video advertisements. Currently the main type of pricing model of the 17173.com Website is the Fixed Price Model, under which a contract is signed to establish a fixed price for the advertising services to be provided.

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

Cinema advertising revenues

Revenues generated from the cinema advertising business is classified as cinema advertising revenues. We provide clients advertising placements in slots that are shown in theaters before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts we sign with different theaters. We charge our advertising clients fees either on a per advertising-slot basis or a fixed amount for an agreed-upon number of slots during a specified contract period. When delivery of the advertising service is confirmed by the customers by their signing a form, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period.

IVAS revenues

Our IVAS revenues are derived primarily from software applications for PCs and mobile devices offered by RaidCall. Prior to March 2018, IVAS revenues also included revenues generated from the Dolphin Browser operated by MoboTap. Revenues from IVAS are recognized during the period the services are rendered or items are consumed under the gross method, as we are the principal obligor for provision of the services.

Significant judgments

Estimate of the lives of virtual items

Our self-operated game revenues are generated through direct online sale of game points and prepaid game cards, and recognition of these revenues depends on such factors as whether the virtual items purchased by game players are considered consumable or perpetual. Our revenue recognition policy with respect to perpetual virtual items is based on our best estimate of the lives of the items. We consider the average period that paying players typically play games and other player behavior patterns to arrive at the best estimate of the lives of these perpetual items.

Allocating the transaction price for contracts with multiple deliverables

Part of our revenue from licensed out games is received pursuant to license contracts. The contracts often include multiple performance obligations, including obligations characterized as license obligations and PCS obligations. Determining how to allocate the transaction prices between license obligations and PCS obligations may require significant judgments. Certain of our games may contain licenses of our right to distribute and operate games to the third-party operators and requirements for the provision by us of a significant level of upgrade and maintenance. In these cases, significant judgment is required to determine whether the license should be considered distinct and accounted for separately, or not distinct and accounted for together with the PCS provided and recognized over time. Generally, for cases in which the license is functional without the PCS, we believe there are separate performance obligations for the license of the right to distribute and operate games and the PCS. Significant judgment is also required to determine the standalone selling price for each distinct performance obligation and to determine whether there is a discount that needs to be allocated based on the relative standalone selling price of the license and the PCS. To estimate the standalone selling price, we consider market data, including our pricing strategies for the products being evaluated and other similar products we offer, competitor pricing to the extent data is available, and costs to determine whether the estimated selling price yields an appropriate profit margin.

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect our customers’ ability to pay. Contract assets as of December 31, 2018 were not material.

Receipts in advance and deferred revenues related to unsatisfied performance obligations at the end of an applicable reporting period consist of fees received from game players in the online game business and from advertisers in the online advertising and cinema advertising businesses. Due to the generally short-term duration of the relevant contracts, a majority of the performance obligations are satisfied in the following reporting period.

Practical expedients

We have used the following practical expedients as allowed under ASC 606:

•

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the contracts have a duration of one year or less;

•

Payment terms and conditions vary by contract types, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that the contracts generally do not include a significant financing component;

•	We generally expense sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Sales rebates

In the online advertising and cinema advertising businesses, certain customers may receive sales rebates, which are accounted for as variable consideration. We estimate the annual expected revenue volume from each individual agent with reference to the agent’s historical results. The sales rebates reduce the amount of revenues recognized. We recognize revenue for the amount of fees we receive from our advertisers after deducting sales rebates, and net of VAT and related surcharges. We believe that there will not be significant changes to our estimates of variable consideration.

Principal/agent considerations

An entity is the principal if it controls a good or service before it is transferred to the end customer. Key indicators that we evaluate in determining gross treatment, which applies if the entity is determined to be the principal, versus net treatment, which applies if the entity is determined to be an agent, include the following:

•	which party is primarily responsible for fulfilling the promise to provide the specified good or service to the end customer;

•	which party has inventory risk before the specified good or service has been transferred to the end customer; and

•	which party has discretion in establishing the price for the specified good or service.

Based on evaluation of the above indicators, we have determined that generally we are considered to be the principal to end customers, except in the case of licensed out games, where we are not the primarily obligor and are not entitled to establish the price.

Cost of revenues

Cost of online game revenues consists primarily of revenue-sharing payments, salary and benefits expense, bandwidth leasing costs, content and license fees, tax surcharges, depreciation and amortization expenses, and other direct costs.

Cost of online advertising revenues consists primarily of salary and benefits expense, bandwidth leasing costs, depreciation and amortization expenses, and advertising design costs.

Cost of cinema advertising revenues consists primarily of payments to theaters for pre-film screening advertising slots.

Cost of IVAS revenues consists primarily of revenue-sharing payments to third-party developers and service providers, bandwidth leasing costs, and salary and benefits expense.

Product development expenses

Product development expenses include costs incurred for the development of products prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2016, 2017 and 2018, we did not capitalize any product development expenses.

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

We have used two share incentive plans, our 2008 Share Incentive Plan and our 2014 Share Incentive Plan, for the granting of share-based awards, including share options, restricted shares and restricted share units, to our employees and directors. Our 2008 Share Incentive Plan expired in August 2018 and is no longer available for granting new share-based awards.

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

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. From November 2, 2014 to July 31, 2016 the CODMs were our former Co-Chief Executive Officers, and since August 1, 2016 the CODM has been our current Chief Executive Officer.

Our organizational structure is based on a number of factors that the CODM uses to evaluate, view and run our business operations, which include, but are not limited to, customer base, homogeneity of products and technology. Our operating segments are based on our organizational structure and information reviewed by the CODM to evaluate the operating segment results.

As of December 31, 2016 and December 31, 2017, the business segments that constituted our reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered on the Dolphin Browser, which was operated by MoboTap, and by RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment.

We disposed of the MoboTap business in March 2018 and, as a result, as of December 31, 2018 the business segments that constituted our reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered by RaidCall; and the Cinema Advertising segment.

Foreign exchange forward contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and are subsequently measured at fair value. We entered into such foreign exchange forward contracts in compliance with our risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. The instruments are marked-to-market at each period-end, with the associated changes in fair value recognized in the line item “Other income, net” in our consolidated statements of comprehensive income and “Prepaid and other current assets” or “Other short-term liabilities” in our consolidated balance sheets. The net cash inflow and outflow related to the settlement of the forward contracts are recorded in the line item “Other investing activities” under “Cash flows from investing activities” in our consolidated statements of cash flows.

Results of Operations

Our Revenues

Our total revenues for 2018 were $485.8 million, which included online game revenues of $389.8 million, online advertising revenues of $19.7 million, cinema advertising revenues of $70.2 million and IVAS revenues of $6.1 million.

The following table sets forth our revenues generated from online games, online advertising, cinema advertising and IVAS, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands except percentages)
Revenues:
Online games	395,708	75.3%	449,533	77.5%	389,790	80.2%
Online advertising	39,409	7.5%	25,129	4.3%	19,697	4.0%
Cinema advertising	68,542	13.1%	91,419	15.8%	70,202	14.5%
IVAS	21,726	4.1%	14,180	2.4%	6,074	1.3%

Total revenues	525,385	100.0%	580,261	100.0%	485,763	100.0%

Online Game Revenues

Online game revenues were $389.8 million for 2018, compared to $449.6 million and $395.7 million, respectively, for 2017 and 2016.

PC games and mobile games

Revenues generated by our PC games were $236.7 million for 2018, compared to $239.2 million and $274.6 million, respectively, for 2017 and 2016, representing 60.7%, 53.2% and 69.4%, respectively, of our online game revenues for 2018, 2017 and 2016. The dominant PC game operated by us is TLBB. The year-over-year decrease in PC games revenues for 2018 of $2.5 million was mainly due to the natural decline in revenues generated by our PC games other than TLBB. The year-over-year decrease in PC games revenues for 2017 of $35.4 million was mainly due to the natural decline in revenues generated by TLBB, which is an older game. For 2018, our revenues for TLBB were $200.9 million, accounting for approximately 51.6% of our online game revenues and approximately 41.4% of our total revenues.

Revenues generated from mobile games were $151.7 million for 2018, compared to $208.4 million and $116.8 million, respectively, for 2017 and 2016. The dominant mobile game operated by us was Legacy TLBB Mobile after the game was launched in May 2017; and before our launch of Legacy TLBB Mobile, the dominant mobile game operated by us was TLBB 3D. The year-over-year decrease in mobile games revenues for 2018 was $56.7 million, mainly due to the natural decline in revenues of Legacy TLBB Mobile. The year-over-year increase in mobile games revenues for 2017 was $91.6 million, mainly due to the revenue contribution of Legacy TLBB Mobile, which was launched in May 2017.

The following table sets forth certain operating data for our PC games and mobile games in China for the periods indicated:

Average Monthly Active Accounts(1)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	PC games	mobile games	PC games	mobile games	PC games	mobile games	PC games	mobile games
2016	3.0	3.2	2.9	2.4	2.7	2.8	2.5	1.6
2017	2.4	1.1	2.4	7.4	2.3	5.2	2.4	3.1
2018	2.5	2.6	2.3	3.2	2.3	3.7	2.0	2.9

Quarterly Aggregate Active Paying Accounts(2)	For the Three Months Ended
	March 31		June 30		September 30		December 31
(in millions)	PC games	mobile games	PC games	mobile games	PC games	mobile games	PC games	mobile games
2016	1.1	0.8	1.0	0.6	1.0	0.7	1.0	0.4
2017	0.9	0.3	0.9	2.5	0.8	1.4	0.8	1.2
2018	0.8	0.8	0.7	0.7	0.8	0.7	0.9	0.7

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Online Advertising Revenues

Online advertising revenues, which consist mainly of revenues generated from the 17173.com Website, were $19.7 million for 2018, compared to $25.1 million and $39.4 million, respectively, for 2017 and 2016. The year-over-year decreases in online advertising revenues for 2018 and 2017 were $5.4 million and $14.3 million, respectively, mainly due to fewer Web games and PC games being marketed on the 17173.com Website.

Cinema Advertising Revenues

Cinema advertising revenues, which we identified as “Others” revenues prior to 2016, were $70.2 million for 2018, compared to $91.4 million and $68.5 million, respectively, for 2017 and 2016. The year-over-year decrease in cinema advertising revenues for 2018 was $21.2 million, mainly due to a strategy adjustment related to the acquisition and sale of advertising resources during the second quarter of 2018. The year-over-year increase in cinema advertising revenues for 2017 was $22.9 million mainly due to strong growth in China’s movie and cinema industry in general, as well as increased customer orders that resulted from our having increased our advertising resources.

IVAS Revenues

Our IVAS revenues were $6.1 million for 2018, compared to $14.2 million and $21.7 million, respectively, for 2017 and 2016. The year-over-year decrease in IVAS revenues for 2018 was $8.1 million, mainly due to the disposition of all of our equity interests in MoboTap in 2018 and lower revenues from both PC and mobile Internet products. The year-over-year decrease for 2017 was $7.5 million, mainly due to lower revenues from both PC and mobile Internet products.

Cost of Revenues

The following table presents our cost of revenues for online games, online advertising, cinema advertising and IVAS revenues, in absolute amounts and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands except percentages)
Cost of Revenue:
Online game	96,171	18.3%	62,774	10.8%	60,983	12.6%
Online advertising	10,104	1.9%	6,660	1.2%	5,204	1.1%
Cinema advertising	45,959	8.7%	84,944	14.6%	89,233	18.4%
IVAS	13,576	2.6%	9,408	1.6%	5,408	1.0%

Total cost of revenues	165,810	31.5%	163,786	28.2%	160,828	33.1%

Cost of online game revenues was $61.0 million for the year ended December 31, 2018, compared to $62.8 million and $96.2 million, respectively, for the year ended December 31, 2017 and 2016. The cost of online game revenues for 2018 was consistent with the cost of online game revenues for 2017, with a relatively minor decrease of $1.8 million. The year-over-year decrease in cost of online game revenues for 2017 was $33.4 million. The decrease mainly consisted of a $16.3 million decrease in revenue-sharing payments to mobile application stores, a $5.7 million decrease in bandwidth leasing costs, a $4.9 million decrease in salary and benefits expense, a $2.9 million decrease in revenue-sharing payments to third-party developers and a $1.0 million decrease in content and license fees.

Cost of online advertising revenues was $5.2 million for the year ended December 31, 2018, compared to $6.7 million and $10.1 million, respectively, for the year ended December 31, 2017 and 2016. The year-over-year decrease in cost of online advertising revenues for 2018 was $1.5 million. The decrease mainly consisted of a $0.4 million decrease in salary and benefits expense, a $0.4 million decrease in depreciation and amortization expense, a $0.2 million decrease in revenue-sharing payments, and a $0.2 million decrease in bandwidth leasing costs. The year-over-year decrease in cost of online advertising revenues for 2017 was $3.4 million. The decrease mainly consisted of a $1.5 million decrease in salary and benefits expense, a 0.4 million decrease in advertising design costs and a $0.4 million decrease in bandwidth leasing costs.

Cost of cinema advertising revenues were $89.2 million for the year ended December 31, 2018, compared to $84.9 million and $46.0 million, respectively, for the years ended December 31, 2017 and 2016. The year-over-year increase in cost of pre-film advertising revenues for 2018 and 2017 was $4.3 million and $38.9 million, respectively. The increase for 2018 was mainly due to our purchases of more high quality advertising resources. The increase for 2017 was mainly due to an increase in purchases of pre-film advertising slots.

Cost of IVAS revenues was $5.4 million for the year ended December 31, 2018, compared to $9.4 million and $13.6 million, respectively, for the year ended December 31, 2017 and 2016. The year-over-year decrease in cost of IVAS revenues for 2018 was $4.0 million. The decrease mainly consisted of a $2.5 million decrease in revenue-sharing payments to third-party developers and service providers, a $0.9 million decrease in salary and benefits expense, and a $0.5 million decrease in bandwidth leasing costs. The year-over-year decrease in cost of IVAS revenues for 2017 was $4.2 million. The decrease mainly consisted of a $2.2 million decrease in revenue-sharing payments to third-party developers and service providers and a $1.7 million decrease in bandwidth leasing costs.

Gross Profit

As a result of the foregoing, our gross profit was $324.9 million for the year ended December 31, 2018, compared to $416.5 million and $359.6 million, respectively, for the years ended December 31, 2017 and 2016. Our gross margin was 66.9%, 71.8% and 68.4%, respectively, for the years ended December 31, 2018, 2017 and 2016.

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

The following table sets forth our product development expenses, sales and marketing expenses, general and administrative expenses, and goodwill impairment and impairment of intangibles acquired as part of the acquisition of a business, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)
Product development	121,619	23.1%	131,032	22.6%	124,166	25.6%
Sales and marketing	56,543	10.8%	60,917	10.5%	54,303	11.2%
General and administrative	50,560	9.6%	47,163	8.1%	30,116	6.1%
Goodwill impairment and impairment of intangibles as part of acquisition of a business	—	0%	86,882	15.0%	16,369	3.4%

Total	228,722	43.5%	325,994	56.2%	224,954	46.3%

Product Development Expenses

Our product development expenses consist primarily of salary and benefits expense for personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses was $124.2 million for the year ended December 31, 2018 compared to $131.0 million and $121.6 million, respectively, for the years ended December 31, 2017 and 2016. The decrease in product development expenses for 2018 was mainly due to a decrease in share-based compensation expense as a result of decreases in the market price of our ADSs during 2018. The increase in product development expenses for 2017 was mainly due to an increase in expenses associated with the development of Legacy TLBB Mobile. Product development expenses constituted 25.6%, 22.6% and 23.1%, respectively, of our total revenues for the years ended December 31, 2018, 2017 and 2016.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salary and benefits expense for our sales and marketing personnel and expenses for advertisement and promotion. Sales and marketing expense was $54.3 million for the year ended December 31, 2018 compared to $60.9 million and $56.5 million, respectively, for the years ended December 31, 2017 and 2016. The decrease in sales and marketing expenses for 2018 was mainly due to a decrease in salary and benefit expenses of $2.8 million as a result of a reduction in marketing headcount, as well as a decrease in share-based compensation expense of $1.7 million due to decreases in the market price of our ADSs during 2018. The increase in sales and marketing expenses for 2017 was mainly due to an increase in sales and marketing expense for the online game and cinema advertising businesses in 2017. Sales and marketing expenses constituted 11.2%, 10.5% and 10.8%, respectively, of our total revenues for the years ended December 31, 2018, 2017 and 2016.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salary and benefits expense for management, finance and administrative personnel, and professional service fees. General and administrative expenses decreased to $30.1 million for the year ended December 31, 2018 compared to $47.2 million and $50.6 million, respectively, for the years ended December 31, 2017 and 2016. The decrease in general and administrative expenses for 2018 was primarily due to a decrease in share-based compensation expense as a result of decreases in the market price of our ADSs during 2018. The decrease in general and administrative expenses for 2017 was primarily due to a decrease in salary and benefit expenses as a result of a reduction in workforce in 2017, which was partially offset by an increase in share-based compensation expense resulting from an increase in the market prices for our ADSs in 2017. General and administrative expenses constituted 6.1%, 8.1% and 9.6%, respectively, of our total revenues for the years ended December 31, 2018, 2017 and 2016.

Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business

In 2018, we recognized $16.4 million of goodwill impairment relating to the 17173.com Website. The $16.4 million of goodwill impairment was primarily due to (i) the launch of new initiatives for the 17173.com Website having fallen behind schedule in the fourth quarter of 2018, and the profit outlook of the business remaining uncertain, and (ii) the relevant Chinese authority’s suspension between April and December of 2018 of its review of, and issuance of publishing and authorization codes for, online games, which resulted in declines in the number of new games launched and the related demand from game developers and operators for online advertising services on the 17173.com Website. Our management determined that, as a result, there was a material adverse impact on our ability to generate revenues from the 17173.com Website.

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

Share-based Compensation Expense/(Benefit)

Share-based compensation expense/(benefit) was recognized in costs and expenses for the years ended December 31, 2018, 2017 and 2016 as follows (in thousands):

	For the Year Ended December 31,
	2016	2017	2018
	Amount	Amount	Amount
	(US$ in thousands)
Cost of revenues	31	73	(31)
Product development	2,881	6,163	(2,427)
Sales and marketing	572	1,212	(497)
General and administrative	4,918	9,945	(3,506)

Total	8,402	17,393	(6,461)

There was a share-based compensation benefit recognized in 2018 due to a decrease in the market price of our ADSs during 2018. As of December 31, 2018, unrecognized share-based compensation expense was $0.4 million.

Operating Profit/(Loss)

As a result of the foregoing, we had an operating profit of $100.0 million for the year ended December 31, 2018, compared to operating profits of $90.5 million and $130.9 million, respectively, for the years ended December 31, 2017 and 2016.

Foreign Currency Exchange Gain/(Loss)

For the year ended December 31, 2018, foreign currency exchange gain was $1.3 million, compared to foreign currency exchange loss of $5.2 million for the year ended December 31, 2017 and foreign currency exchange gain of $5.1 million for the year ended December 31, 2016.

Interest Income

For the year ended December 31, 2018, interest income was $34.4 million, compared to $32.3 million and $21.5 million, respectively, for the years ended December 31, 2017 and 2016. The increases in both 2018 and 2017 were primarily due to increases in average cash balances.

Interest Expense

For the year ended December 31, 2018, interest expense was $10.2 million, compared to $4.4 million and $4.3 million, respectively, for the years ended December 31, 2017 and 2016. The increase in interest expense in 2018 was primarily due to an increase in the total outstanding principal balance of matching loans from related parties.

Other Income

For the year ended December 31, 2018, other income was $22.9 million, which primarily consisted of interest income on short-term investments and rental income, compared to other income of $9.4 million and $15.5 million, respectively, for the years ended December 31, 2017 and 2016. Both year-over-year increase and decrease in other income for 2018 and 2017, respectively, were mainly due to a loss recognized in 2017 related to a forward contract.

Income Tax Expense

Income tax expense was $64.5 million for the year ended December 31, 2018, compared to $40.8 million and $21.6 million, respectively, for the years ended December 31, 2017 and 2016. The increase in 2018 was mainly due to our accrual of $47 million for additional income tax withholding in the first quarter of 2018, as we revised our policy for our PRC subsidiaries with respect to their distribution of cash dividends. The additional income tax withholding was partially offset by a tax benefit of $24.9 million recognized in the third quarter of 2018 as a result of the preferential enterprise income tax rates that applied to some of our subsidiaries upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status. The increase in 2017 was mainly due to an increase in our effective tax rate due to our introduction during 2017 of Legacy TLBB Mobile, the income from which was subject to the full PRC enterprise income tax rate of 25% during 2017.

Net (Loss)/Gain Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $0.4 million for the year ended December 31, 2018. Non-controlling interests consist primarily of the non-controlling interests in RaidCall; the non-controlling interests in Beijing Changmica Culture Co., Ltd., which is a joint venture that operates Korean comics online in China; and, for periods prior to the Company’s sale of MoboTap in March 2018, the non-controlling interests in MoboTap.

Net Income/(Loss) Attributable to Changyou.com Limited

As a result of the foregoing, we had net income attributable to Changyou.com Limited of $84.3 million for the year ended December 31, 2018, compared to a net income of $108.8 million and $144.9 million, respectively, for the years ended December 31, 2017 and 2016.

Liquidity and Capital Resources

Significant Cash-Related Activities

We have financed our operations primarily through cash flows from operations.

During 2016, our wholly-owned subsidiary AmazGame entered into a loan agreement with Sohu’s wholly-owned subsidiary Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), pursuant to which AmazGame agreed to loan to Sohu Media from time to time up to RMB1.0 billion (or approximately $148.64 million). As of December 31, 2016, we had outstanding loans to Sohu Media in an aggregate principal amount of RMB500 million (or approximately $72.1 million).

During 2017, AmazGame lent the remaining RMB500 million (or approximately $76.5 million) to Sohu Media pursuant to the loan agreement. As of December 31, 2017, we had outstanding loans to Sohu Media in an aggregate principal amount of RMB1.0 billion (or approximately $153.0 million).

During 2018, we drew down loans from offshore banks in an aggregate amount of $220 million. The loans were secured by RMB deposits totaling RMB1.7 billion (or $244 million) in onshore branches of those banks. As of December 31, 2018, the loan amounts carried floating rates of interest based on the LIBOR. All of the loans will be repaid, and accordingly all of the restricted time deposits will be released, in 2021. In January 2019, a total of $80.0 million of outstanding principal of the loans was repaid, and corresponding restricted time deposits were released accordingly.

Liquidity Sources and Balances

We had cash and cash equivalents, restricted cash and short-term investments of approximately $649.4 million, $977.7 million, and $830.7 million, respectively, as of December 31, 2018, 2017, and 2016. Cash equivalents primarily consist time deposits with maturities of three months or less and highly-liquid investments that are readily convertible into known amounts of cash.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments and capital expenditures over the next twelve months.

Cash-Generating Ability

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Net cash provided by operating activities	205,662	200,795	199,512
Net cash used in investing activities	(230,178)	(256,426)	(25,066)
Net cash provided by/(used in) financing activities	(147,459)	15,013	(42,624)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted time deposits	(14,563)	4,905	(1,762)

Net increase/(decrease) in cash, cash equivalents, restricted cash and restricted time deposits	(186,538)	(35,713)	130,060
Cash reclassified (to)/from held for sale	(11,684)	11,684	—
Cash, cash equivalents, restricted cash and restricted time deposits, beginning of year	795,410	597,188	573,159

Cash, cash equivalents, restricted cash and restricted time deposits, end of year	597,188	573,159	703,219

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2018 was $199.5 million, which was primarily attributable to our net income of $83.9 million, adjusted by non-cash items consisting of changes in deferred tax expense of $50.0 million, accounts receivable of $28.2 million, depreciation and amortization of $18.2 million, goodwill impairment as part of the acquisition of a business of $16.4 million, accrued salary and benefits of $12.0 million, and other short term liabilities of $5.9 million, offset by changes in the fair values of financial instruments of $17.5 million.

Net cash provided by operating activities for the year ended December 31, 2017 was $200.8 million, which was primarily attributable to our net income of $81.8 million, adjusted by non-cash items consisting of goodwill impairment and impairment of intangible assets acquired as part of the acquisition of a business of $86.9 million, depreciation and amortization of $19.8 million, share-based compensation expense of $17.4 million, changes in other receivables of $27.1 million and tax payable of $10.1 million, offset by a change in accounts receivable of $40.4 million and receipts in advance and deferred revenue of $3.3 million.

Net cash provided by operating activities for the year ended December 31, 2016 was $205.7 million, which was primarily attributable to net income of $147.1 million, adjusted by non-cash items consisting of depreciation and amortization of $26.0 million, share-based compensation expense of $8.4 million and changes in accounts receivable of $14.8 million and other receivables of $11.7 million.

Investing Activities

For the year ended December 31, 2018, net cash used in investing activities was $25.1 million, which was primarily attributable to matching loans made to Sohu of $237.0 million and purchase of intangible assets and other assets of $14.2 million, offset by proceeds from financial instruments (net of purchases of financial instruments) of $222.2 million.

For the year ended December 31, 2017, net cash used in investing activities was $256.4 million, which was primarily attributable to purchases of financial instruments (net of cash proceeds) of $170.2 million, a loan to Sohu of $72.5 million and matching loans to Sohu of $15.1 million.

For the year ended December 31, 2016, net cash used in investing activities was $230.2 million and was primarily attributable to matching loans to Sohu and Fox Financial of $210.8 million and a loan to Sohu of $72.1 million, offset by cash proceeds (net of purchases) relating to financial instruments of $ 48.0 million.

Financing Activities

For the year ended December 31, 2018, net cash used in financing activities was $42.6 million, which was primarily attributable to a dividend distribution of $499.7 million, offset by matching loans from related parties of $237.0 million and loan proceeds from offshore banks of $220.0 million.

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

PRC Restrictions Related to Our VIE Structure

To fund any cash requirements from time to time, we may need to rely on dividends, loans or advances made by our principal PRC subsidiaries. We conduct most of our operations in PRC through our principal VIEs Gamease, Guanyou Gamespace, and Shanghai ICE, which generate most of our operating revenues. As our VIEs are not owned by our subsidiaries, they are not able to make dividend payments to our subsidiaries. Instead, our subsidiaries AmazGame and Gamespace have entered into a number of contracts with their corresponding VIEs to provide services to such VIEs in return for cash payments. In order for us to receive any dividends, loans or advances from AmazGame and Gamespace, or to distribute any dividends to our shareholders and ADS holders from operating income sources, we will need to rely on these payments made from our principal VIEs to these principal PRC subsidiaries. Depending on the nature of services provided by these PRC subsidiaries to their corresponding VIEs, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that a PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

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

Any dividends paid by any of our PRC subsidiaries to its direct holding company in Hong Kong will be subject to a withholding tax at a rate of at least 5% and could be as high as 10%, which will reduce the amount of cash available for distribution to us. See “Risk Factors—Risks related to Doing Business in China—There are significant uncertainties under the Corporate Income Tax Law of the PRC (the “CIT Law”) regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.” in Item 3.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

We believe that our existing cash is sufficient to sustain our operations for at least the next twelve months.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $16.9 million, $3.6 million and $13.0 million, respectively, for the years ended December 31, 2018, 2017 and 2016.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018 (US$ in thousands):

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Repayment of principal of offshore loans	220,000	—	220,000	—
Interest payment commitments	23,900	8,419	15,481	—
Cinema advertisement slot rights	125,161	56,396	58,643	10,122
Expenditures for operating rights of licensed games with technological feasibility	20,573	19,475	1,098	—
Expenditures for rights to titles and characters of games in development	7,715	6,990	725	—
Fees for office rental and property management	2,862	2,088	774	—
Bandwidth leasing charges	2,375	2,303	72	—
Fees for operating rights of licensed games in development	585	585	—	—
Others	240	240	—	—

Total	403,411	96,496	296,793	10,122

Other than the obligations set forth above, we did not have any material capital commitments, long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2018.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Leases. On February 25, 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02 (“ASU 2016-02”), Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The only exceptions are short-term leases, whose periods are one year or less. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Based on our preliminary assessment, we expect to record a right-of-use asset of approximately $2.6 million and a lease liability of approximately $2.4 million on our adoption date of January 1, 2019, primarily related to our leased office space. We will use an additional transition method (“ASU 2018-11”) and will not restate prior periods. We expect to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to leases with terms of less than 12 months. The implementation of the amended lease guidance is subject to the same internal controls over financial reporting that we apply to our consolidated financial statements.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Based on management’s preliminary assessment, we believe that the change will not have a material impact on our consolidated financial statements.

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

Directors and Executive Officers	Age	Position
Charles Zhang	54	Chairman of the Board of Directors
Dewen Chen	43	Chief Executive Officer and Director
Xiaojian Hong	41	Chief Operating Officer
Yaobin Wang	46	Chief Financial Officer
Dave De Yang(1)	53	Independent Director
Xiao Chen(1)	55	Independent Director
Charles Chan(1)	65	Independent Director

(1)	Member of the audit committee of our Board of Directors.

Dr. Charles Zhang is the Chairman of our Board of Directors. Dr. Zhang is the founder of Sohu and has been Chairman of the Board and CEO of Sohu since August 1996. Prior to founding Sohu, Dr. Zhang worked for Internet Securities Inc.(“ISI”) and helped establish its China operations. Prior to joining ISI, he worked as Massachusetts Institute of Technology’s liaison officer with China. Dr. Zhang has a Ph.D. in Experimental Physics from the Massachusetts Institute of Technology and a Bachelor of Science degree from Tsinghua University in Beijing.

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

Yaobin Wang has been our Chief Financial Officers since September 29, 2017. Mr. Wang has held many senior management positions previously in a number of Internet companies, including Sohu, Changyou, and Kaixin001, where he oversaw finance, legal, and M&A functions. Mr. Wang served as our financial director between 2008 and 2010 and served as Sohu’s financial director and internal audit director between 2005 and 2008. Mr. Wang worked for Deloitte from 1999 to 2005. Mr. Wang holds a master’s degree in Business Administration from Renmin University of China. He is a certified public accountant, a certified tax agent, and a certified internal auditor.

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

Dr. Xiao Chen has served as an independent director and a member of our audit committee since August 2012. Dr. Chen has been an accounting professor at the School of Economics and Management at Tsinghua University since 1997. For the past 20 years, he has been teaching and conducting academic research in the fields of accounting and taxation at Tsinghua University. From August 2007 to April 2013, Dr. Chen served on the Board of Directors and as the chairman of the audit committee of Noah Education Holdings Ltd, a public company listed on the New York Stock Exchange. During the past 10 years, he also served as an independent director of eight other public companies listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange and the Hong Kong Stock Exchange. Dr. Chen received a Ph.D. in economics from Tulane University in 1996.

Mr. Charles Chan has served as an independent director and a member of our audit committee since September 2013. Beginning in February 2019, Mr. Chan has served as an independent director of Maoyan Entertainment, a company listed on the Hong Kong Stock Exchange. Mr. Chan joined Arthur Andersen Canada in 1977 and was admitted to the AA Worldwide Partnership in 1988. Transferred to Arthur Andersen Hong Kong/China in 1994, Mr. Chan was Head of Audit and Business Advisory Service for Greater China. After Arthur Andersen merged with PricewaterhouseCoopers (“PwC”) in 2002, Mr. Chan assumed management positions at PwC, including as a partner and as a member of various committees. Mr. Chan qualified as a Chartered Accountant in Canada in 1980 and as a Certified Public Accountant in Hong Kong in 1995. He has extensive experience in serving major clients listed in various major capital markets through the IPO process, conducting annual audits, providing business advice with respect to M&A activities and various types of capital and debt financing transactions. Mr. Chan has served as a member of professional, government and regulatory committees, including the Hong Kong Stock Exchange Listing Committee, the Selection Committee for the first Legislative Council of the Hong Kong SAR and the Hong Kong Society of Certified Public Accountants. For the Hong Kong Society of Certified Public Accountants, he served as a member of its council, accounting standards committee and auditing standards committee, and was chairman of its China technical committee. Mr. Chan retired from PwC on June 30, 2012.

Compensation of Directors and Executive Officers

During the year ended December 31, 2018, we paid an aggregate of approximately $5.0 million in cash compensation to our executive officers. We paid an aggregate of $225,000 in cash compensation to our non-executive directors other than Dr. Charles Zhang. In 2018, the total compensation expense for our non-executive directors and executive officers recorded in our consolidated statements of comprehensive income was $5.1 million. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

Changyou.com Limited 2008 Share Incentive Plan

In December 2008, our Board of Directors and our shareholders adopted our 2008 Share Incentive Plan to attract, motivate and retain the best available personnel, provide additional incentives to our employees, directors and consultants and promote the success of our business. Our 2008 Share Incentive Plan provides for the issuance of up to 20,000,000 ordinary shares, of which 17,740,000 are Class B ordinary shares and 2,260,000 are Class A ordinary shares. Our 2008 Share Incentive Plan expired in August 2018, and is no longer available for granting new share-based awards.

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

As of December 31, 2018, we had granted the following share options to our executive officers pursuant to our 2014 Share Incentive Plan.

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

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests. A director must exercise the skill and care of a reasonably diligent person having both (i) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (ii) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the Board of Directors.

Employees

As of December 31, 2018, we had approximately 2,131 full-time and part-time employees. None of our employees are represented under collective bargaining agreements.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2019 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Charles Zhang	*	*
Dewen Chen	*	*
Xiaojian Hong	*	*
Yaobing Wang	*	*
Dave De Yang	—	—
Xiao Chen	—	—
Charles Chan	—	—
Principal Shareholder:
Sohu (2)	71,750,000	67.4%

*	Less than 5% of our total outstanding voting securities.
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

(2)

Consists of 1,500,000 Class A ordinary shares, which are represented by 750,000 ADSs, and 70,250,000 Class B ordinary shares held by Sohu.com Limited through an indirect wholly-owned subsidiary, Sohu.com (Game) Limited, a Cayman Islands company. The registered address of Sohu.com (Game) Limited is Ugland House, P O Box 309, Grand Cayman KY1-1104, Cayman Islands. The Class A ordinary shares (represented by ADSs) and the Class B ordinary shares held by Sohu collectively represent approximately 95.3% of the voting power of all issued and outstanding ordinary shares of Changyou.

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

All of the 36,251,420 Class A ordinary shares issued and outstanding as of the date of this report, or approximately 34.0% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, the Bank of New York Mellon, the depositary for our ADS program.

Related Party Transactions

As of the date of this report, Sohu held approximately 67.4% of the combined total of Changyou’s outstanding Class A and Class B ordinary shares and controlled approximately 95.3% of the total voting power in Changyou. As of the date of this report, Sohu has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

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

Transactions and Agreements with Sohu in connection with the carve-out of our PC games business from Sohu

Expenses charged from Sohu for sales and marketing services and certain other services in connection with our business amounted to $nil, $0.8 million, and $1.0 million, respectively, for the years ended December 31, 2018, 2017, and 2016. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate general administrative expenses allocated from Sohu were $nil, $nil, and $nil, respectively, for the years ended December 31, 2018, 2017 and 2016.

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

Matching Loans Arrangement between Sohu and Changyou

During 2016, 2017 and 2018, certain of our subsidiaries and certain subsidiaries of Sohu entered into a series of one year loan agreements, pursuant to which our subsidiaries are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Sohu subsidiaries are entitled to draw down equivalent RMB-denominated loans from our subsidiaries, to facilitate each other’s business operations. During 2018, certain of our subsidiaries and certain subsidiaries of Sohu extended the maturity dates of the loan agreements to December 31, 2019. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down. As of December 31, 2016, 2017 and 2018, we had drawn down from the Sohu subsidiaries loans in an aggregate principal amount of $350 million, $365 million and $602 million, respectively, Sohu had drawn down from our subsidiaries loans in an aggregate principal amount of RMB2.21 billion (approximately $318.2 million), RMB2.31 billion (approximately $353.8 million) and RMB3.88 billion (approximately $565.7 million), respectively. For the years ended December 31, 2016, 2017 and 2018, interest income that we earned from such RMB-denominated loans were $9.8 million, $13.0 million and $15.9 million, respectively, and interest expense that we accrued for such U.S. dollar-denominated loans were $3.1 million, $3.6 million and $8.3 million, respectively.

Matching Loans Arrangement between Changyou and Fox Financial

During 2015, certain of our subsidiaries and certain subsidiaries of Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”), entered into a series of one year loan agreements pursuant to which our subsidiaries were entitled to draw down HK dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries were entitled to draw down equivalent RMB-denominated loans from our subsidiaries. During 2016 we repaid the subsidiaries of Fox Financial HK$100 million (approximately $12.9 million) of outstanding principal under the loans and paid interest of HK$1.4 million (approximately $0.2 million), and the subsidiaries of Fox Financial repaid our subsidiaries RMB 80 million (approximately $12.3 million) of outstanding principal under the loans and paid interest of RMB 4.7 million (approximately $0.7 million).

During 2016, certain of our subsidiaries and certain subsidiaries of Fox Financial entered into a series of one year loan agreements pursuant to which the subsidiaries of Fox Financial are entitled to draw down RMB-denominated loans from our subsidiaries, which in turn are entitled to draw down equivalent US dollar-denominated loans from the Fox Financial subsidiaries, to facilitate each other’s business operations. Under the terms of the loan agreements, our subsidiaries will repay principal of the US dollar-denominated loans in an amount equal to the original principal amount of the equivalent RMB-denominated loans, divided by the RMB to US dollar exchange rate that is in effect on the date of the repayment. The resulting exchange gain or loss is recognized for each reporting period. All of such loan agreements were amended in March 2018 to provide that all outstanding principal and accrued interest of the loans will be repaid in the same currency in which the original principal amounts of the loans were denominated. Therefore, no further exchange gain or loss will be recognized. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the loan agreements were entered into.

As of December 31, 2016 and 2017, we had drawn down from the subsidiaries of Fox Financial loans in an aggregate principal amount of $28.1 million and $29.8 million, respectively, and the subsidiaries of Fox Financial had drawn down loans from our subsidiaries in an aggregate principal amount of RMB195 million (approximately $28.1 million) and RMB195 million (approximately $29.8 million), respectively. In December 2018, we entered into a supplemental agreement with Fox Fianncial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 was added to the principal of the corresponding loans. As of December 31, 2018, the aggregate principal amount due to the subsidiaries of Fox Financial was $32.7 million and the aggregate principal amount due from the subsidiaries of Fox Financial was RMB216.9 million (approximately $31.6 million). For the years ended December 31, 2016, 2017 and 2018, interest income that we earned from the RMB-denominated loans was $1.2 million, $1.2 million and $1.1 million, respectively, interest expense that we accrued for the U.S. dollar-denominated loans was $0.7 million, $0.7 million and $0.5 million, respectively, and exchange gain/(loss) recognized was $1.9 million, negative $1.8 million and negative $1.0 million, respectively.

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

Loan Agreement with Sohu

Loan Agreement

On October 24, 2016, our indirect wholly-owned subsidiary AmazGame entered into a loan agreement (the “Sohu Loan Agreement”) with Sohu’s indirect wholly-owned subsidiary Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”) pursuant to which AmazGame agreed to loan to Sohu Media from time to time up to RMB1.0 billion (or approximately $148.64 million). Under the Sohu Loan Agreement, the first request by Sohu Media for an advance must be made on or prior to December 31, 2016, and requests for further advances may be made for one year following the initial advance. Such one-year request period may be extended for another one-year period at Sohu Media’s request with the consent of AmazGame. Principal amounts outstanding under the Sohu Loan Agreement will bear interest at an annual rate of 6%. The maturity date for principal and accrued interest for each advance will be one year from the date of each such advance, subject to extension of the date for repayment of principal for one additional year at the request of Sohu Media with the consent of AmazGame. Interest accrued on each advance will be due on the applicable initial one-year maturity date without regard to whether the principal maturity date is extended, and interest accrued following any extension of the maturity date for an advance will be due, together with principal, upon the extended maturity date of such advance. The Sohu Loan Agreement includes customary events of default, including Sohu Media’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Sohu Media. Upon AmazGame’s declaration of an event of default under the Sohu Loan Agreement, AmazGame may refuse to make further advances and demand payment in full of all outstanding principal and accrued interest, and we may elect to execute our right under the Sohu Loan Share Pledge Agreement, as described below, to apply the outstanding amounts of principal and interest to repurchase Class B ordinary shares in us held by Sohu’s indirect wholly-owned subsidiary Sohu.com (Game) Limited (“Sohu Game”). As of December 31, 2018, we had outstanding loans to Sohu Media in an aggregate principal amount of RMB1 billion (approximately $145.7 million), and the maturity dates for all of the outstanding loans have been further extended for one additional year to the second anniversary dates of the original maturity dates of the loans. We earned interest income of $8.2 million from these loans in the year ended December 31, 2018.

Share Pledge Agreement

On October 24, 2016, we entered into a share pledge agreement (the “Sohu Loan Share Pledge Agreement”) with Sohu Game pursuant to which Sohu Game pledged to us 11,386,228 Class B ordinary shares in us held by Sohu Game, to secure Sohu Media’s obligations under the Sohu Loan Agreement. While any principal or interest is outstanding under the Sohu Loan Agreement, the number of Class B ordinary shares pledged by Sohu Game to us is subject to upward adjustment from time to time if the price of our ADSs on the Nasdaq Global Select Market drops for at least 10 consecutive trading days by an amount of 20% or more from such price as of the date of the Sohu Loan Share Pledge Agreement, and is subject to further upward adjustment in the event of any additional incremental drops of 20% or more in the price of our ADSs for at least 10 consecutive trading days. If there is an event of default under the Sohu Loan Agreement, we may, at our election, apply all of the unpaid principal and accrued interest under the Sohu Loan Agreement to the repurchase from Sohu Game of pledged Class B ordinary shares at a price equal to the lesser of (i) one-half of the average of the closing prices of one ADS on the Nasdaq Global Select Market for the 30 trading days preceding the date of the Sohu Loan Share Pledge Agreement, or (ii) one-half of the average of the closing prices of one ADS on the Nasdaq Global Select Market for the 30 trading days preceding the date of the occurrence of the event of default. As of the date of this report, Sohu Game had pledged to us 21,847,751 Class B ordinary shares in us held by Sohu Game.

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

Dividend Policy

On April 5, 2018, we declared a special cash dividend of $4.70 per Class A ordinary or Class B ordinary share, or $9.40 per ADS, each of which represents two Class A ordinary shares. The aggregate amount of the special cash dividend was approximately $500 million. In order to facilitate the distribution of the special dividend, we revised our policy for our PRC subsidiaries with respect to their distribution of cash dividends. Under the revised policy, all of our PRC subsidiaries are permitted to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in the Changyou Group. The change resulted in the accrual of additional income withholding taxes for the period before December 31, 2017 of approximately $47 million, which was recognized in our consolidated financial statements for the year ended December 31, 2018.

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

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CYOU.” Trading in our ADSs commenced on April 2, 2009.

The following table provides the high and low reported sale prices for our ADSs on the Nasdaq Global Select Market for (1) the five most recent fiscal years (2) each quarter in the two most recent fiscal years, (3) each of the last six full months, and (4) the month of March 2019 through March 15, 2019.

	Trading Price (US$)
	High	Low
2014
Full Year	34.32	17.13
2015
Full Year	35.27	17.00
2016
Full Year	30.28	15.21
2017
Full Year	44.55	21.37
First Quarter	31.47	21.37
Second Quarter	40.89	25.83
Third Quarter	44.55	37.68
Fourth Quarter	40.99	34.22
2018
Full Year	37.63	12.68
First Quarter	37.63	26.93
Second Quarter	31.36	15.68
Third Quarter	16.99	12.68
Fourth Quarter	20.99	12.69
September	14.54	12.94
October	14.26	12.69
November	19.99	13.05
December	20.99	17.48
2019
January	20.35	16.17
February	22.27	17.89
March (through March 15th)	20.68	17.57

ITEM 10.	ADDITIONAL INFORMATION

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

Differences in Corporate Law—Mergers and Similar Arrangements

Set forth below is a summary of the significant differences between the provisions of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”) regarding mergers and similar arrangements that are applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Under the laws of the Cayman Islands, two or more companies may merge or consolidate in accordance with Part XVI of the Companies Law. Merger means the merging of two or more constituent companies into a sole remaining constituent company as the surviving company and the vesting of the undertaking, property and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”). The Plan must contain certain prescribed information including the effective date of the merger or consolidation; the basis of cancelling the shares in a constituent company in exchange for the relevant consideration or converting the shares in each constituent company into shares of the surviving company or consolidated company and the rights attached thereto; any proposed amendments to the memorandum and articles of association of the surviving company in a merger or the proposed new memorandum and articles of association of the consolidated company in a consolidation; and details of all secured creditors.

The Plan must be approved by each constituent company by way of (a) a special resolution of the shareholders; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. Shareholders do not need to approve a merger between a Cayman Islands parent company and a Cayman Islands subsidiary. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are registered in the name of the parent company.

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

In addition, there are statutory provisions applicable to a scheme of arrangement that facilitate the takeover of a company or the reconstruction and amalgamation of companies, provided that the scheme of arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose by order of the Grand Court of the Cayman Islands. The arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority shareholders or creditors;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man acting in respect of his interest in the relevant class; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made for all the shares or all the shares of a particular class and accepted by holders of 90% of the shares which are the subject of the offer within four months of the date of the offer, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer their shares to the offeror on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of a lack of compliance with the statutory procedures, fraud, bad faith, or breach of the Companies Law.

If a scheme of arrangement or take-over offer is approved or accepted, the dissenting shareholder(s) will have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders in a merger or consolidation or to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

Loan and Share Pledge Agreements with Sohu

Please refer to “Related Party Transactions—Loan Agreement with Sohu” in Item 7 of this annual report.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or the holders of our ADSs or Class A ordinary shares. We will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ADSs or Class A ordinary shares, nor will gains derived from the disposal of ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands exempted companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands and hold our equity interests in AmazGame and Gamespace, our principal PRC subsidiaries, indirectly through Changyou HK. A significant portion of our business operations are conducted by these PRC subsidiaries through our principal VIEs Gamease, Guanyou Gamespace and Shanghai ICE. The CIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable tax treaties that reduce such rate. Under the China-HK Tax Arrangement, such dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and owns at least 25% of equity interests in the PRC company distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. The SAT issued Announcement 9, effective April 1, 2018, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Announcement 9 provides that, in order to be a beneficial owner, an entity generally must be a direct owner of, and have the right to control, the income of the enterprise that is paying the dividends or must be a direct owner of, and have the right to control, the tangible or intangible assets generating such income, and also specifies that a company that is not organized for the purpose of engaging in substantive business activities may not be regarded as a beneficial owner. If any of our Hong Kong subsidiaries is, in the light of Announcement 9, considered to not be a beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to withholding tax at the regular withholding tax rate of 10% under the CIT Law.

Under the CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK and ICE HK are located in China. If we were to be considered a PRC tax resident enterprise under the CIT Law, then our global income would be subject to PRC enterprise income tax at the rate of 25%. Similarly, if Changyou HK or ICE HK were to be considered a PRC tax resident enterprise, then its global income would be subject to PRC enterprise income tax at the rate of 25%.

PRC taxation of our overseas shareholders

The implementation rules of the CIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and Changyou HK are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at the rate up to 10%. See “Risk Factors—There are significant uncertainties under the Corporate Income Tax Law of the PRC (the “CIT Law”) regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The CIT Law also contains uncertainties regarding possible PRC withholding tax on any dividends we pay to our overseas corporate shareholders and gains realized from the transfer of our shares by our overseas corporate shareholders.”

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or Class A ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold the ADSs or Class A ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of U.S. federal gift, estate or Medicare tax, or state, local or foreign tax consequences of an investment in our ADSs. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2018 taxable year ended November 30, 2018. Our expectation is based on our operations and the composition of our earnings and assets for the 2018 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and Corporate Governance—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from one year to the next.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, such U.S. holder will be subject to special tax rules with respect to any “excess distribution” that such U.S. holder receives and any gain that such U.S. holder realizes from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless the holder makes a “mark-to-market” election as discussed below. For purposes of these special rules, if we are a PFIC for any year during which a U.S. holder holds ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds ADSs or Class A ordinary shares, even if we are no longer classified as a PFIC in subsequent years. Under certain attribution rules, if we are a PFIC, a U.S. holder will be deemed to own such U.S. holder’s proportionate share of any subsidiaries or other entities that are PFICs in which we hold (directly or indirectly through other PFICs) an equity interest (“subsidiary PFICs”) and will generally be treated for purposes of the PFIC rules as if such U.S. holder directly held the shares of such subsidiary PFICs.

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

The mark-to-market election will only be available for “marketable stock,” which is stock that is traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and regularly traded on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, that the mark-to-market election would be available to U.S. holders of our ADSs if and when we are a PFIC.

A third alternative taxation regime that may be available to some U.S. investors in PFICs, known as “qualified electing fund” (QEF) treatment, will not be available to U.S. holders of our ADSs or Class A ordinary shares. This is because QEF treatment requires the PFIC to supply annually certain information to its U.S. holders that we will not be supplying.

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

Taxation of Dividends and Other Distributions on ADSs or Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of our distributions to a U.S. holder with respect to ADSs or Class A ordinary shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the Class A ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A ordinary shares) and thereafter as capital gain. Further, any distribution treated as dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

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

If PRC withholding taxes apply to dividends paid to a U.S. holder with respect to our ADSs or Class A ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes will be treated as foreign taxes eligible for credit against the U.S. holder’s United States federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit in such U.S. holders’ particular circumstances.

Taxation of Disposition of Shares

Subject to the PFIC rules discussed above, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and the U.S. holder’s adjusted tax basis in the ADS or Class A ordinary share. Such gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADS or Class A ordinary share for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as United States source income (or loss, in the case of losses, subject to certain limitations) for foreign tax credit limitation purposes.

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

Prospective purchasers of our ADSs or Class A ordinary shares should consult their own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences resulting from purchasing, holding or disposing of our ADSs and Class A Ordinary Shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and including estate, gift and inheritance laws.

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

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this annual report, our revenues for the year ended December 31, 2018 were $485.8 million and our total assets as of December 31, 2018 were $1.97 billion, representing revenues of RMB3.33 billion and total assets of RMB13.5 billion at the noon buying rate of RMB6.8632 to $1.00 on December 31, 2018. If the value of the RMB were to depreciate by approximately 10% to RMB7.5495 to $1.00, the value of the same amount of RMB-denominated revenues and total assets in U.S. dollars would be $441.6 million and $1.79 billion, respectively. See “Risk Factors—Risks Related to Doing Business in China—We may suffer currency exchange losses if the RMB depreciates relative to the U.S. dollar, which could reduce the value of an investment in our ADSs” in Item 3.

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

As of December 31, 2018 and 2017, the aggregate notional amounts of the foreign exchange forward contracts were $nil and $10 million, respectively. We may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2018, which consisted of cash and cash equivalents, restricted cash, accounts receivable, short term investments, matching loans to related parties, loans between Changyou and Sohu, prepaid and other current assets, restricted time deposits, other current liabilities, long-term bank loans, long-term tax payables and other long-term liabilities. The book value of those financial instruments approximated their fair value.

	Denominated in
	US$	RMB	Others	Total
	(in thousands)
Cash and cash equivalents	$358,661	$87,519	$8,354	$454,534
Restricted cash	—	4,775	—	4,775
Accounts receivable, net	1,188	55,750	451	57,389
Short-term investments	—	190,068	—	190,068
Matching loans to related parties	—	614,754	—	614,754
Loans between Changyou and Sohu	—	153,759	—	153,759
Prepaid and other current assets	709	24,526	163	25,398
Restricted time deposits	—	243,910	—	243,910
Other current liabilities	659,640	154,087	2,898	816,625
Long-term bank loans	220,000	—	—	220,000
Long-term tax payable	—	13,438	—	13,438
Other long-term liabilities	—	751	—	751

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.1%, 1.6% and 2.0% in 2018, 2017 and 2016, respectively. If inflation rises, it may materially and adversely affect our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

During 2018, we drew down from the offshore branches of certain PRC banks loans that were secured by an equivalent or greater amount of RMB deposits by us in the onshore branches of the banks. As of December 31, 2018, the total outstanding principal amount of the loans was $220 million, and all carried a floating rate of interest based on the LIBOR. The fair value of our fixed interest rate loans will fluctuate with movements of market interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. Based upon the prevailing interest rates in the market, the fair value of our loans was $220 million as of December 31, 2018. Based on our interest-bearing loans in 2018, a 10% change in the interest rate would result in an increase or decrease of $0.1 million of the total amount of our interest expense for 2018.

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

Pursuant to an agreement dated April 1, 2009, as amended in June 4, 2010, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in May of each of 2016, 2017 and 2018 for our expenses, including investor relations expenses, legal fees, accounting fees, Nasdaq listing application and listing fees and related expenses, of $nil, $nil and $nil, respectively, which figures are net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

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

As of December 31, 2018, we had not used any of the net proceeds to us from our initial public offering. Proceeds from the offering have been deposited in banks.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

	For the year ended December 31,
	2017	2018
	US$	US$
	(in thousands)
Audit fees(1)	$1,344	$900
Tax fees(2)	459	317
Audit related fees(3)	93	51
All other fees	2	2

Total	$1,898	$1,270

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

Not Applicable.

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

4.12(3)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, by and between Sohu.com Inc. and Changyou.com Limited

4.13(3)	Services Agreement, dated as of November 29, 2011, by and between Beijing Changyou Gamespace Software Technology Co., Ltd. and Beijing Sohu New Media Information Technology Co., Ltd.

4.14(3)	English Translation of Form of Beijing Commercial Property Advance Sale Contract between AmazGame and Beijing Raycom Jingyuan Real Estate Development Co., Ltd.

4.15(4)	Changyou.com Limited 2014 Share Incentive Plan

4.16(5)	English translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century

4.17(5)	English translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century

4.18(5)	English translation of Equity Pledge Agreements, dated April 15, 2015, among AmazGame, Gamease and High Century

4.19(5)	English translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century

4.20(5)	English translation of Power of Attorney, dated April 15, 2015, executed by High Century in favor of AmazGame

4.21(5)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star

Exhibit Number	Description of Document

4.22(5)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star

4.23(5)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.24(5)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.25(5)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.26(6)	English Translation of Loan Agreement, dated as of October 24, 2016, between AmazGame and Sohu Media.

4.27(6)	Share Pledge Agreement, dated as of October 24, 2016, between the Company and Sohu Game.

4.28(6)	Letter Agreement, dated August 25, 2017, between the Company and Jasmine Zhou

4.29(6)	Form of Executive Employment Agreement with Executive Officers

4.30(6)	Form of Executive Employee Non-Competition, Non-Solicitation Agreement, Confidential Information and Work Product Agreement with Executive Officers.

4.31*

Facility Letter, dated October  22, 2018, between Changyou HK and China Merchants Bank Co., Ltd. Hong Kong Branch and Application for Amendment to Letter of Guarantee/Standby Letter of Credit, dated February 19, 2019, between AmazGame  and China Merchants Bank Co., Ltd. Beijing Branch.

8.1*	Subsidiaries of the Registrant

11.1(1)	Code of Ethics and Conduct for Directors, Officers and Employees

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1(file no. 333-158061) filed with the Securities and Exchange Commission on March 17, 2009.
(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2011.
(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2012.
(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 2, 2015.

(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2016
(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2017
(7)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2018
†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.
*	Filed or furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHANGYOU.COM LIMITED

By	/s/ DEWEN CHEN
Name:	Dewen Chen
Title:	Chief Executive Officer

By	/s/ YAOBIN WANG
Name:	Yaobin Wang
Title:	Chief Financial Officer

Date: March 28, 2019

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Changyou.com Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Changyou.com Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 28, 2019
We have served as the Company’s auditor since 2008.

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2018

(In thousands, except par value)

		As of December 31,
	Note	2017	2018
		US$	US$
Assets
Current assets:
Cash and cash equivalents		571,139	454,534
Restricted cash		2,020	4,775
Short-term investments	15	404,584	190,068
Accounts receivable, net	8	91,636	57,389
Matching loans to related parties	26	385,782	614,754
Loans between Changyou and Sohu	26	80,326	80,907
Prepaid and other current assets	9	61,977	25,398

Total current assets		1,597,464	1,427,825

Non-current assets:
Fixed assets, net	10	189,947	170,746
Intangible assets, net	11	8,460	13,904
Long-term investments, net	12	3,000	3,000
Goodwill	13	27,504	10,257
Restricted time deposits	7	—	243,910
Loans between Changyou and Sohu	26	76,520	72,852
Other assets, net	14	19,128	22,990

Total assets		1,922,023	1,965,484

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $3,904 and $4,068, respectively)		24,647	27,855
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $29,597 and $30,602, respectively)	16	42,917	45,343
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $462 and $105, respectively)		39,084	48,880
Accrued liabilities to suppliers (including accrued liabilities to suppliers of consolidated VIEs without recourse to the Company of $2,073 and $944, respectively)		26,325	27,465
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $413 and $206, respectively)		19,468	18,211
Matching loans from related parties	26	396,192	642,968
Other short-term liabilities (including $3,163 and $1,318, respectively, of other short-term liabilities of consolidated VIEs without recourse to the Company)	17	8,686	5,903

Total current liabilities		557,319	816,625

Long-term liabilities:
Long-term bank loans	7	—	220,000
Deferred tax liabilities	19(c)	34,443	83,026
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of $14,114 and $13,438, respectively)		14,904	14,189

Total liabilities		606,666	1,133,840

Commitments and contingencies	27
Shareholders’ equity:
Class A ordinary shares (par value $0.01, 200,000 authorized; 35,186 and 36,251, respectively, issued and outstanding as of December 31, 2017 and 2018)		379	390
Class B ordinary shares (par value $0.01, 97,740 authorized; 70,250 and 70,250, respectively, issued and outstanding as of December 31, 2017 and 2018)		703	703
Additional paid-in capital		138,750	132,289
Treasury shares (2,730 and 2,730 shares, respectively, as of December 31, 2017 and 2018)	25	(35,323)	(35,323)
Statutory reserves	22	14,277	20,568
Retained earnings		1,197,617	775,972
Accumulated other comprehensive loss		(4,398)	(64,864)

Total Changyou.com Limited shareholders’ equity		1,312,005	829,735
Non-controlling interest		3,352	1,909

Total shareholders’ equity		1,315,357	831,644

Total liabilities and shareholders’ equity		1,922,023	1,965,484

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands, except per share and per ADS data)

		For the Year Ended December 31,
	Note	2016	2017	2018
		US$	US$	US$
Revenues:
Online game		395,708	449,533	389,790
Online advertising		39,409	25,129	19,697
Cinema advertising		68,542	91,419	70,202
IVAS		21,726	14,180	6,074

Total revenues		525,385	580,261	485,763
Cost of revenues:
Online game		96,171	62,774	60,983
Online advertising		10,104	6,660	5,204
Cinema advertising		45,959	84,944	89,233
IVAS		13,576	9,408	5,408

Total cost of revenues		165,810	163,786	160,828

Gross profit		359,575	416,475	324,935
Operating expenses:
Product development		121,619	131,032	124,166
Sales and marketing (including transactions with related parties of $1,039, $802 and $nil, respectively)		56,543	60,917	54,303
General and administrative		50,560	47,163	30,116
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business		—	86,882	16,369

Total operating expenses		228,722	325,994	224,954

Operating profit		130,853	90,481	99,981
Interest income (including transactions with related parties of $11,250, $22,162 and $25,155, respectively)		21,490	32,319	34,409
Foreign currency exchange gain/(loss)		5,108	(5,196)	1,320
Interest expense (including transactions with related parties of $3,727, $4,372 and $8,769, respectively)		(4,321)	(4,372)	(10,197)
Other income, net		15,523	9,374	22,879

Income before income tax expense		168,653	122,606	148,392
Income tax expense	19	21,583	40,767	64,467

Net income		147,070	81,839	83,925
Less: Net income/(loss) attributable to non-controlling interest shareholders		2,123	(26,995)	(407)

Net income attributable to Changyou.com Limited		144,947	108,834	84,332

Net income		147,070	81,839	83,925
Change in foreign currency translation adjustment (net of tax of $nil, $nil, and $nil, respectively)		(66,321)	68,028	(60,466)

Total other comprehensive income/(loss)		(66,321)	68,028	(60,466)

Comprehensive income		80,749	149,867	23,459
Comprehensive income/(loss) attributable to non-controlling interest shareholders		2,127	(26,995)	(407)

Comprehensive income attributable to Changyou.com Limited		78,622	176,862	23,866

Basic net income per share	23	1.39	1.03	0.79
Diluted net income per share	23	1.36	1.02	0.79
Basic net income per ADS		2.78	2.06	1.59
Diluted net income per ADS		2.72	2.04	1.57
Weighted average number of ordinary shares outstanding, basic		104,560	105,188	106,170
Weighted average number of ordinary shares outstanding, diluted		106,278	106,570	107,236
Weighted average number of ADS outstanding, basic		52,280	52,594	53,085
Weighted average number of ADS outstanding, diluted		53,139	53,285	53,618
Total share-based compensation expense/(benefit) included in:
Cost of revenues		31	73	(31)
Product development		2,881	6,163	(2,427)
Sales and marketing		572	1,212	(497)
General and administrative		4,918	9,945	(3,506)

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands)

	Ordinary shares						Accumulated other comprehensive income/(loss)
	Number of shares	Amount	Additional paid-in capital	Treasury shares	Statutory reserves	Retained earnings		Non- controlling interest	Total shareholders’ equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2015	107,069	1,071	111,719	(35,323)	6,746	951,367	(6,101)	29,770	1,059,249

Issuance of ordinary shares upon vesting and settlement of restricted share units and share options	412	4	(2)	—	—	—	—	—	2
Share-based compensation	—	—	8,331	—	—	—	—	71	8,402
Foreign currency translation adjustment	—	—	—	—	—	—	(66,325)	4	(66,321)
Net income attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	144,947	—	2,123	147,070
Changes in statutory reserve	—	—	—	—	315	(315)	—	—	—
Contribution from non-controlling interest shareholder	—	—	1,333	—	—	—	—	(1,333)	—
Disposal of non-controlling interest	—	—	—	—	—	—	—	(238)	(238)

Balance as of December 31, 2016	107,481	1,075	121,381	(35,323)	7,061	1,095,999	(72,426)	30,397	1,148,164

Issuance of ordinary shares upon vesting and settlement of restricted share units and share options	685	7	—	—	—	—	—	—	7
Share-based compensation	—	—	17,369	—	—	—	—	24	17,393
Foreign currency translation adjustment	—	—	—	—	—	—	68,028	—	68,028
Net income/(loss) attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	108,834	—	(26,995)	81,839
Changes in statutory reserve	—	—	—	—	7,216	(7,216)	—	—	—
Acquisition of a subsidiary	—	—	—	—	—	—	—	6	6
Disposal of non-controlling interest	—	—	—	—	—	—	—	(80)	(80)

Balance as of December 31, 2017	108,166	1,082	138,750	(35,323)	14,277	1,197,617	(4,398)	3,352	1,315,357

Issuance of ordinary shares upon vesting and settlement of share options	1,065	11	—	—	—	—	—	—	11
Share-based compensation	—	—	(6,461)	—	—	—	—	—	(6,461)
Foreign currency translation adjustment	—	—	—	—	—	—	(60,466)	—	(60,466)
Net income/(loss) attributable to Changyou.com Limited and non-controlling interest shareholders	—	—	—	—	—	84,332	—	(407)	83,925
Changes in statutory reserve	—	—	—	—	6,291	(6,291)	—	—	—
Organization of subsidiaries	—	—	—	—	—	—	—	1,080	1,080
Special cash dividends	—	—	—	—	—	(499,686)	—	—	(499,686)
Disposal of non-controlling interest	—	—	—	—	—	—	—	(2,116)	(2,116)

Balance as of December 31, 2018	109,231	1,093	132,289	(35,323)	20,568	775,972	(64,864)	1,909	831,644

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands)

	For the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Cash flows from operating activities:
Net income	147,070	81,839	83,925
Adjustments to reconcile net income to net cash provided by operating activities
Bad debt provision	1,615	2,083	2,871
Depreciation	13,643	11,993	11,749
Amortization of intangible assets and other assets	12,377	7,814	6,426
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	—	86,882	16,369
Impairment loss of other assets	4,391	2,933	1,538
Share-based compensation expense/(benefit)	8,402	17,393	(6,461)
Loss from equity investments	1,079	518	—
Disposal loss/(gain) of fixed assets and intangible assets	156	(167)	(60)
Deferred tax expense	11,403	1,524	50,008
Change in fair value of financial instruments	(12,290)	(9,186)	(17,451)
Disposal loss/(gain) of subsidiaries and long-term investment	(149)	523	(134)
Changes in current assets and liabilities, net of acquisition
Accounts receivable, net	14,840	(40,368)	28,161
Prepaid and other assets (including changes in interest receivables from related parties of $(4,247), $4,855 and $22,693, respectively)	1,756	14,149	(7,846)
Accounts payable	2,489	175	4,968
Receipts in advance and deferred revenue	4,449	(3,276)	4,542
Accrued salary and benefits	(4,985)	6,278	11,977
Accrued liabilities to suppliers	7,211	2,466	3,976
Tax payables	(4,630)	10,105	(925)
Other short-term liabilities (including changes in interest payables to related parties of $(772), $781 and $8,810, respectively)	(3,165)	7,117	5,879

Net cash provided by operating activities	205,662	200,795	199,512

Cash flows from investing activities:
Purchase of fixed assets	(4,032)	(2,414)	(2,611)
Purchase of intangible assets and other assets	(9,003)	(1,191)	(14,241)
Purchase of financial instruments	(316,081)	(1,364,514)	(1,317,321)
Proceeds from financial instruments	364,121	1,197,774	1,539,525
Matching loans to related parties	(210,797)	(15,110)	(237,003)
Proceeds from matching loans	12,064	—	—
Loans to Sohu (Note 26)	(72,077)	(72,510)	—
Return of funds from 7Road	5,061	4,928	5,264
Other investing activities	566	(3,389)	1,321

Net cash used in investing activities	(230,178)	(256,426)	(25,066)

Cash flows from financing activities:
Loan proceeds from offshore banks	—	—	220,000
Matching loans from related parties	209,941	15,000	237,000
Repayment of matching loans	(12,900)	—	—
Repayments of loans to offshore banks	(344,500)	—	—
Dividend distribution	—	—	(499,686)
Issuance of common stock	—	7	11
Other financing activities	—	6	51

Net cash provided by/(used in) financing activities	(147,459)	15,013	(42,624)

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted time deposits	(14,563)	4,905	(1,762)

Reclassification of cash, cash equivalents, restricted cash and restricted time deposits from/(to) assets held for sale	(11,684)	11,684	—

Net increase/(decrease) in cash, cash equivalents, restricted cash and restricted time deposits	(198,222)	(24,029)	130,060
Cash, cash equivalents, restricted cash and restricted time deposits, beginning of year	795,410	597,188	573,159

Cash, cash equivalents, restricted cash and restricted time deposits, end of year	597,188	573,159	703,219

Supplemental disclosures of cash flows
Cash paid for income taxes	(12,348)	(36,884)	(38,586)
Cash paid for interest expense	(5,263)	(3,648)	—
Supplemental schedule of non-cash investing activities
Changes in accounts payable, accrued expenses and other liabilities related to fixed assets and intangible assets additions	(2,909)	2,377	(1,520)
Supplemental schedule of non-cash financing activities
Changes in non-controlling interest related to organization of subsidiaries	—	—	1,029

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Changyou.com Limited (the “Company” or “Changyou”) and its subsidiaries and variable interest entities (including subsidiaries of variable interest entities, “VIEs”). The Company was incorporated in the Cayman Islands on August 6, 2007. The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2018 are described below:

Name of entity	Place and date of incorporation or acquisition	Effective interest held
Subsidiaries:
Changyou.com (HK) Limited (“Changyou HK”)	Hong Kong, China, incorporated on August 13, 2007	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Beijing, China, incorporated on September 26, 2007	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Beijing, China, incorporated on October 29, 2009	100%
Beijing Yang Fan Jing He Information Consulting Co., Ltd. (“Yang Fan Jing He”)	Beijing, China, incorporated on April 22, 2010	100%
Beijing Changyou Jingmao Film & Culture Communication Co., Ltd.	Beijing, China, acquired on January 25, 2011	100%
Shanghai Jingmao Culture Communication Co., Ltd	Shanghai, China, acquired on January 25, 2011	100%
7Road.com Limited (“7Road”)	Cayman Islands, incorporated on June 15, 2011	100%
7Road.com HK Limited	Hong Kong, China, incorporated on July 6, 2011	100%
Changyou.com Webgames (HK) Limited (“Changyou HK Webgames”)	Hong Kong, China, incorporated on September 21, 2011	100%
Shenzhen Brilliant Imagination Technologies Co., Ltd. (“Brilliant Imagination”)	Shenzhen, China, incorporated on April 18, 2014	100%
Beijing Changyou Chuangxiang Software Technology Co., Ltd. (“Chuangxiang”)	Beijing, China, incorporated on November 8, 2016	100%
VIEs:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Beijing, China, incorporated on August 23, 2007	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”), a wholly-owned subsidiary of Gamease	Shanghai, China, acquired on May 28, 2010	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Beijing, China, incorporated on August 5, 2010	100%

The Group’s primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. The online game business is the Group’s core business.

The Company is a leading online game developer and operator in China as measured by the popularity of the PC game TLBB and the mobile game Legacy TLBB Mobile. The Group engages in the development, operation and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used; and mobile games, which are played on mobile devices and require an Internet connection.

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

2. REORGANIZATION AND ACQUISITIONS

a. Reorganization

Prior to a reorganization of the Sohu Group undertaken in 2007 that resulted in the establishment of the Group in connection with a contemplated initial public offering by the Company on the Nasdaq Global Select Market, the operation and licensing of PC games were carried out by various companies owned or controlled by Sohu.com Inc. (the “Predecessor Operations”). In connection with such reorganization, the Predecessor Operations, which include all operating assets and liabilities relating to the operation of massively multi-player online role-playing games (“MMORPGs”), were transferred to the Group with legal effect as of December 1, 2007.

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

Effective May 31, 2018, the Sohu Group undertook a reorganization pursuant to which Sohu.com Inc., which had been the Company’s ultimate parent company, was dissolved and liquidated, and Sohu.com Limited, which had been a wholly-owned subsidiary of Sohu.com Inc., became the Company’s ultimate parent company and the top-tier publicly-traded entity of the Sohu Group. Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable) is referred to in these Notes to Consolidated Financial Statements as “Sohu.com.” Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable) and its subsidiaries and VIEs, excluding the Company and its subsidiaries and VIEs, are collectively referred to herein as “Sohu.” Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable) and its subsidiaries and VIEs, including the Company and its subsidiaries and VIEs, are collectively referred to as the “Sohu Group.”

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

c. MoboTap Transaction

On July 16, 2014, Changyou, through a wholly-owned subsidiary, entered into an investment agreement with MoboTap Inc. (“MoboTap”), which is a Cayman Islands company that is the mobile technology developer behind the Dolphin Browser, MoboTap’s subsidiaries and variable interest entities and MoboTap’s shareholders. On July 31, 2014, pursuant to the investment agreement, Changyou purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash.

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

In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap held by the Company. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of the disposal. Accordingly, the assets and liabilities attributable to MoboTap were classified as assets and liabilities held for sale and measured at the lower of their carrying amounts or their fair value less cost to sell, in the Company’s consolidated balance sheet as of December 31, 2016.

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

On March 13, 2018, the Company completed the sale of all of the equity interests in MoboTap.

d. Acquisition of RaidCall

On November 19, 2013, the Company entered into an investment agreement with Beijing Kunlun Tech Co., Ltd. and certain of its affiliates (collectively, the “Kalends Group”), pursuant to which TalkTalk Limited (“TalkTalk”) was incorporated in the British Virgin Islands and initially wholly-owned by the Kalends Group, RaidCall (HK) Limited (“RaidCall HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of TalkTalk, and Beijing Changyou RaidCall Internet Technology Co., Ltd. (“Changyou RaidCall”) was incorporated in the PRC as a wholly-owned subsidiary of RaidCall HK. The Kalends Group then transferred to RaidCall HK and Changyou RaidCall all of the assets associated with a free social communication software platform designed for online gaming and music-related value-added services that the Kalends Group operated through a series of Websites (“RaidCall”). On December 24, 2013, pursuant to the investment agreement, the Company acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, $27.6 million was paid to purchase from the Kalends Group a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly-issued ordinary shares of TalkTalk. Also effective upon the closing of the transaction, 15% of the equity interests in TalkTalk on a fully-diluted basis were reserved for grants of equity incentive awards to key employees associated with RaidCall, and the Kalends Group continued to hold the remaining 22.5% of the equity interests on a fully-diluted basis.

At the closing of the transaction, the parties entered into a shareholder agreement pursuant to which the Company has the right to designate three of the five directors of TalkTalk, including the chairman of the board, and the Company has customary rights of first refusal with respect to proposed transfers of equity interests in TalkTalk by the Kalends Group.

In March 2015, the Kalends Group transferred additional ordinary shares of TalkTalk held by it to the Company and TalkTalk issued additional ordinary shares to the Company pursuant to the investment agreement because RaidCall had failed to achieve certain average daily active account milestones specified in the agreement. As a result, the Company’s equity interests in TalkTalk increased to 70% on a fully-diluted basis.

3. VARIABLE INTEREST ENTITIES

Consolidated VIEs

Basic Information

PRC law and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its online game business and its platform channel business primarily through its principal VIEs. Gamease is 100% owned directly by Beijing Century High Tech Investment Co., Ltd. (“High Century”), which is a PRC company and a VIE of Sohu.com that is held 80% by Charles Zhang, Changyou’s Chairman of the Board, and 20% by Wei Li, an employee of Sohu. Guanyou Gamespace is 100% owned directly by Beijing Changyou Star Digital Technology Co., Ltd. (“Changyou Star”), which is a PRC company owned 50% by Dewen Chen, Changyou’s Chief Executive Officer, and 50% by Jie Liu, a Changyou employee. Shanghai ICE is owned 100% by Changyou’s VIE Gamease.

The loans to the shareholders of Gamease and Guanyou Gamespace and the registered capital of these VIEs are eliminated for accounting purposes during consolidation.

Under contractual agreements with the Company, shareholders of Gamease and Guanyou Gamespace are required to transfer their ownership in Gamease and Guanyou Gamespace to the Company, if permitted by PRC law and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease and Guanyou Gamespace are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease and Guanyou Gamespace. High Century, Changyou Star have pledged their shares in Gamease, Guanyou Gamespace as collateral for the loans. The aggregate amount of these loans as of December 31, 2018 was $2.9 million.

On July 31, 2014, the Group purchased from existing shareholders of MoboTap shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis, and MoboTap’s VIE Baina (Wuhan) Information Technology Co., Ltd. (“Wuhan Baina Information”) was held 60% and 40%, respectively, by the Group’s VIE Gamease and Yongzhi Yang, the Chief Executive Officer of MoboTap. See “Note 2.c — MoboTap Transaction.” In October 2015, Gamease transferred its 60% equity interests in Wuhan Baina Information to Changyou Star. Before the Company disposed of MoboTap on March 13, 2018, Changyou Star held a 60% interest in Wuhan Baina Information, and Yongzhi Yang held a 40% interest in Wuhan Baina Information.

The Group follows the relevant guidance on accounting for VIEs, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the contractual relationship between the Company, AmazGame and Gamease; the contractual relationship between the Company, Gamespace and Guanyou Gamespace; and the contractual relationship between the Company, MoboTap’s subsidiary Baina Zhiyuan (Beijing) Technology Co., Ltd. (“Beijing Baina Technology”) and Wuhan Baina Information before the Company’s sale of MoboTap on March 13, 2018; and the economic benefit flows of these contractual arrangements. In connection with such evaluation, management also took into account the facts that, as a result of these contractual arrangements, AmazGame and Gamespace control 100% of the shareholders’ voting interests in Gamease and Guanyou Gamespace; that before the Company’s sale of MoboTap on March 13, 2018, Beijing Baina Technology controlled 100% of the shareholders’ voting interests in Wuhan Baina Information; and that Gamease holds and controls 100% of the equity and voting interests in Shanghai ICE. The Group concluded that Gamease, Guanyou Gamespace and Shanghai ICE are VIEs of the Company and that the Company is the primary beneficiary of each of them; and that Wuhan Baina Information was a VIE of the Company and that the Company was the primary beneficiary of Wuhan Baina Information before the Company’s sale of the MoboTap business on March 13, 2018. As a result, Gamease’s, Guanyou Gamespace’s and Shanghai ICE’s results of operations, assets and liabilities; and Wuhan Baina Information’s results of operations, assets and liabilities until March 13, 2018, have been included in the Group’s consolidated financial statements.

Financial Information

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, (in thousands)
	2017	2018
ASSETS:
Cash and cash equivalents	$3,275	$345
Accounts receivable, net	10,140	5,832
Prepaid expense	1,154	595
Other receivable	8,155	1,282
Due from affiliates	328,227	360,402
Other current assets	3,582	988

Total current assets	354,533	369,444

Goodwill	10,257	10,257
Intangible assets, net	2,612	10,777
Deferred tax assets	2,187	1,590
Other non-current assets	391	100

Total assets	$369,980	$392,168

LIABILITIES:
Accounts payable	$3,904	$4,068
Accrued and other short-term liabilities	5,699	2,367
Due to affiliates	83,966	100,630
Due to Sohu	5	5
Receipts in advance and deferred revenue	29,597	30,602
Tax payable	413	206

Total current liabilities	123,584	137,878

Other long-term liabilities	15,645	14,895

Total liabilities	$139,229	$152,773

	For the Year ended December 31, (in thousands)
	2016	2017	2018
Net revenue	$426,329	$321,495	$292,414
Net income	48,496	21,219	22,556

	For the Year ended December 31, (in thousands)
	2016	2017	2018
Net cash provided by/(used in) operating activities	$(3,161)	$(10,846)	$2,693
Net cash provided by/(used in) investing activities	2,319	4,802	(5,684)
Net cash used in financing activities	—	—	—

Under contractual arrangements with the Company’s VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2018, the registered capital and PRC statutory reserves of the Company’s VIEs totaled $6.7 million. As the Company’s consolidated VIEs are incorporated as limited liability companies under PRC law, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of such VIEs.

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

Services and maintenance agreements between AmazGame and Gamease and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. Each agreement terminates only when AmazGame or Gamespace, as the case may be, is dissolved.

Certain of the agreements described above between the Company’s principal VIEs and the corresponding wholly-owned subsidiaries (“WFOEs”), of the Company do not have renewal terms. However, because the VIEs are controlled by their corresponding WFOEs through their respective business operation agreements and through the powers of attorney granted to the WFOEs by the shareholders of the VIEs, such agreements can be, and are expected to be, renewed at the election of the WFOEs.

VIE-Related Risks

It is possible that the Group’s conduct of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote.

If a finding were made by PRC authorities under existing PRC law and regulations that the Group’s conduct of certain of its operations and businesses through VIEs violates PRC law or regulations, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among the Group, the Group’s VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. In the event that the Group was unable to enforce these contractual arrangements, the Group would not be able to exert effective control over the affected VIEs. Consequently, such VIEs’ results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be severely adversely affected. The Group’s contractual arrangements with respect to its consolidated VIEs are approved and in place. The Group’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Group’s operations and contractual relationships would find the contracts to be unenforceable.

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

The Company has adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. The Company’s management made evaluations of the relationships between the Company and its VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Group controls the shareholders’ voting interests in the VIEs. As a result of such evaluation, management concluded that the Company is the primary beneficiary of its VIEs. As a result, the Company consolidates all of its VIEs in its consolidated financial statements. Please refer to “Note 3 — VARIABLE INTEREST ENTITIES” for more details.

b. Use of estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

The Company’s financial instruments consist primarily of cash equivalents, accounts receivable, short-term investments, matching loans to related parties, loans between Changyou and Sohu, prepaid and other current assets, restricted time deposits, other non-current assets, accounts payable, receipts in advance and deferred revenue, accrued liabilities to suppliers, matching loans from related parties and other short-term liabilities.

d. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits with original maturities of three months or less and highly-liquid investments that are readily convertible into known amounts of cash.

In November 2016, the FASB issued new guidance related to the classification of restricted cash in the statement of cash flows. The new standard requires that a statement of cash flows explain any change during the year in total cash, cash equivalents, and restricted cash. The new standard is effective for fiscal years beginning after December 15, 2017, and should be applied retrospectively. The Company adopted the new standard during the beginning of 2018 and applied the standard retrospectively for all periods presented.

e. Restricted time deposits — Loans from offshore banks, secured by time deposits

Loans from offshore branches of lending banks are classified as short-term bank loans or long-term bank loans based on their repayment periods. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The RMB onshore deposits securing the offshore loans are treated as restricted time deposits in the consolidated balance sheets. Restricted time deposits are valued based on the prevailing interest rates in the market.

f. Short-term investments

In accordance with Accounting Standards Codification (“ASC”) 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. To estimate fair value, the Company refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

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

i. Intangible assets

Intangible assets mainly comprise operating rights for licensed games, computer software, developed technologies and trademarks and domain names. Intangible assets are recorded at cost less accumulated amortization and impairments. Amortization is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Estimated useful life
Operating rights for licensed games	Contract terms
Computer software	1-5 years
Developed technologies	3-5 years
Trademarks and domain names	5-30 years

j. Long-term investments

Equity investments

In January 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which, among other things, generally requires companies to measure investments in other entities, except those accounted for under the equity method, at fair value and to recognize any changes in fair value in net income. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, and the guidance should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The guidance related to equity investments without readily determinable fair values (including disclosure requirements) is applied prospectively to equity investments that exist as of the date of adoption. ASU 2016-01, which the Company adopted on January 1, 2018, did not have a material impact on the consolidated financial statements.

Investments in entities over which the Company does not have significant influence are recorded as equity investments and are accounted for either at fair value with any changes recognized in net income, or for those without readily determinable fair values, at cost less impairment, adjusted for subsequent observable price changes. Under the equity method, the Company’s share of the post-acquisition profits or losses of equity investments is recognized in the Company’s consolidated statements of comprehensive income; and the Company’s share of post-acquisition movements in equity is recognized in equity in the Company’s consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which the Company has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which the Company has recorded an equity investment equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the equity investee.

k. Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs.

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the Group performs the first step of a two-step quantitative goodwill impairment test. In the first step, the Group determines the fair values of the individual reporting units using the income approach and the market approach. After performing the assessment, if the carrying amounts of the reporting units were higher than their fair values, the Group performs the second step of the two-step quantitative goodwill impairment test. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit determined in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.

The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Group estimates the fair value using the income approach and the market approach, both of which are typically used under ASC 350. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

l. Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amounts of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, where the undiscounted cash flows are less than the carrying amounts of the assets, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company tests impairment of long-lived assets and intangible assets at the asset group level when impairment indicators appear and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

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

n. Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. The non-controlling interests in the Company’s consolidated financial statements consist primarily of the non-controlling interests in RaidCall; the non-controlling interests in Beijing Changmica Culture Co., Ltd., which is a joint venture that operates Korean comics online in China; and, for periods prior to the Company’s sale of MoboTap in March 2018, the non-controlling interests in MoboTap.

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

q. Revenue recognition

In May 2014, the FASB issued ASC Topic 606, Revenue From Contracts with Customers (the “New Revenue Standard” or “ASC 606”), which replaced ASC Topic 605, Revenue Recognition (the “Old Revenue Standard” or “ASC 605”), including industry-specific requirements, and provided companies with a single principles-based revenue recognition model for recognizing revenue from contracts with customers. The core principle of the New Revenue Standard is that a company should recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Group adopted ASC 606 on January 1, 2018, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Adoption had no significant impact on the consolidated financial statements. The Group has updated significant accounting policies and relevant disclosures hereinafter.

Effective January 1, 2018, the Group evaluated and recognized revenue based on the criteria set forth in ASC 606 by:

•	identifying the contract(s) with the customer;

•	identifying the performance obligations in the contract;

•	determining the transaction price;

•	allocating the transaction price to performance obligations in the contract; and

•	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

Online game revenues

The Group’s online game revenues are generated primarily from its self-operated and licensed out PC games and mobile games. Prior to the sale of the MoboTap business in 2018, the Group also generated a small amount of revenues from online card and board games. All of the Group’s games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items. Revenues that the Group generates from self-operated and licensed out online games are included in online game revenues.

Self-Operated Games

The Group is the primary principal of its self-operated games. The Group hosts the games on its own servers and is responsible for the sale and marketing of the games as well as customer service. Accordingly, revenues are recorded gross of revenue-sharing payments to third-party developers and/or mobile application stores, but are net of value-added tax and discounts to game card distributors where applicable. The Group obtains revenues from the sale of in-game virtual items. Revenues are recognized over time for virtual items with estimated lives and upon use for items that are consumed immediately. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

PC games

Proceeds from self-operated PC games are collected from players and third-party game card distributors through sales of game points on online payment platforms and prepaid game cards. The Group applies the portfolio approach in determining the commencement date of consumption and the estimated lives of virtual items for the recognition of games revenue, given that the effect of applying a portfolio approach to the behaviors of game players as a group would not differ materially from considering each of them individually.

Self-operated PC games are either developed in house or licensed from third-party developers. For licensed PC games, the Group remits a pre-agreed percentage of the proceeds to the third-party developers, and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in the Group’s cost of revenues.

Mobile games

For self-operated mobile games, the Group sells game points to game players via third-party mobile application stores. The mobile application stores in turn pay the Group proceeds after deducting their share of pre-agreed revenue-sharing amounts.

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

Licensed Out Games

The Group also authorizes third-parties to operate its online games. The licensed out games include PC games and mobile games developed in house and mobile games jointly developed with third-party developers. The Group receives monthly revenue-based royalty payments from the third-party licensee operators. The Group receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate the Group’s games in specified geographic areas. Since the Group is obligated to provide post-sale services (“PCS”), the initial license fees are allocated between the license and PCS based on relative standalone selling prices. The amount allocated to the license is recognized as revenue upon the commencement of the license period, given that the Group’s intellectual property rights subject to the license are considered to be functional and the licensee has the right to use such intellectual property rights as they exist at the point when the license is granted, and the amount allocated to PCS is recognized as revenue ratably over the license period. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. The Group views the third-party licensee operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services. The Group remits to the third-party developers a pre-agreed percentage of revenues and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in the Group’s cost of revenues or product development expenses.

Online advertising revenues

17173.com Website

The Group’s online advertising revenues are mainly generated from the 17173.com Website. The Group signs contracts with advertisers to fix the advertising services to be provided and the prices for the services. Based on the contracts, the Group provides advertisement placements on the 17173.com Website in different forms, including text, rich media and video advertisements. Currently the main type of pricing model of 17173.com Website is the Fixed Price Model, under which a contract is signed to establish a fixed price for the advertising services to be provided.

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

Cinema advertising revenues

Revenues generated from the cinema advertising business are classified as cinema advertising revenues. The Group provides clients advertising placements in slots that are shown in theaters before the screening of movies. The rights to place advertisements in such advertising slots are granted under contracts the Group signs with different theaters. The Group charges its advertising clients fees either on a per advertising-slot basis or a fixed amount for an agreed-upon number of slots during a specified contract period. When the advertising service delivery is confirmed by the customers by their signing a form, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period.

IVAS revenues

The Group’s IVAS revenues are derived primarily from software applications for PCs and mobile devices offered by RaidCall. Prior to March 2018, IVAS revenues also included revenues generated from the Dolphin Browser operated by MoboTap. Revenues from IVAS are recognized during the period the services are rendered or items are consumed under the gross method, as the Group is the principal obligor for provision of the services.

Significant judgments

Estimate of the lives of the virtual items

The Group’s self-operated game revenues are generated through direct online sale of game points and prepaid game cards, and recognition of these revenues depends on such factors as whether the virtual items purchased by game players are considered consumable or perpetual. The Group’s revenue recognition policy with respect to perpetual virtual items is based on best estimate of the lives of the items. The Group considers the average period that paying players typically play games and other player behavior patterns to arrive at the best estimate of the lives of these perpetual items.

Allocating the transaction price for the contracts with multiple deliverables

Part of the Group’s revenue from licensed-out games is received pursuant to license contracts. The contracts often include multiple performance obligations, including obligations characterized as license obligations and PCS obligations. Determining how to allocate the transaction prices between license obligations and PCS obligations may require significant judgments. Certain of the Group’s games may contain licenses of the Group’s right to distribute and operate games to the third-party operators and requirements for the provision by the Group of a significant level of upgrade and maintenance. In these cases, significant judgment is required to determine whether the license should be considered distinct and accounted for separately, or not distinct and accounted for together with the PCS provided and recognized over time. Generally, for cases in which the license is functional without the PCS, the Group believes it has separate performance obligations for the license of the right to distribute and operate games and the PCS. Significant judgment is also required to determine the standalone selling price for each distinct performance obligation and to determine whether there is a discount that needs to be allocated based on the relative standalone selling price of the license and the PCS. To estimate the standalone selling price, the Group considers market data, including the Group’s pricing strategies for the products being evaluated and other similar products the Group offers, competitor pricing to the extent data is available, and costs to determine whether the estimated selling price yields an appropriate profit margin.

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon the Group’s assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2018 were not material.

Receipts in advance and deferred revenues related to unsatisfied performance obligations at the end of an applicable reporting period consist of fees received from game players in the online game business and from advertisers in the online advertising and cinema advertising businesses. Due to the generally short-term duration of the relevant contracts, a majority of the performance obligations are satisfied in the following reporting period.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

•

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the contracts have a duration of one year or less;

•

Payment terms and conditions vary by contract types, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that the contracts generally do not include a significant financing component;

•	The Group generally expenses sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Sales rebates

In the online advertising and cinema advertising businesses, certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates the annual expected revenue volume from each individual agent with reference to the agent’s historical results. The sales rebates reduce the amount of revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers after deducting sales rebates, and net of VAT and related surcharges. The Group believes that there will not be significant changes to its estimates of variable consideration.

Principal/agent considerations

An entity is the principal if it controls a good or service before it is transferred to the end customer. Key indicators that the Group evaluates in determining gross treatment, which applies if the entity is determined to be the principal, versus net treatment, which applies if the entity is determined to be an agent, include the following:

•	which party is primarily responsible for fulfilling the promise to provide the specified good or service to the end customer;

•	which party has inventory risk before the specified good or service has been transferred to the end customer; and

•	which party has discretion in establishing the price for the specified good or service.

Based on evaluation of the above indicators, the Group has determined that generally the Group is considered to be the principal to end customers, except in the case of licensed-out games, where the Group is not the primarily obligor and is not entitled to establish the price.

r. Cost of revenues

Cost of online game revenues consists primarily of revenue-sharing payments, salary and benefits expense, bandwidth leasing costs, content and license fees, tax surcharges, depreciation and amortization expenses, and other direct costs.

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

s. Product development expenses

Product development expenses include the costs incurred for the development of the product prior to the establishment of technological feasibility and maintenance costs incurred after the establishment of technological feasibility. During the fiscal years ended December 31, 2016, 2017 and 2018, the Group did not capitalize any product development expenses.

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

Changyou has used two incentive plans, the Company’s 2008 Share Incentive Plan (the “Changyou 2008 Share Incentive Plan”) and 2014 Share Incentive Plan (the “Changyou 2014 Share Incentive Plan”), for the granting of share-based awards, including share options, restricted shares and restricted share units, to its employees and directors. The Changyou 2008 Share Incentive Plan expired in August 2018 and is no longer available for granting new share-based awards.

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

As of December 31, 2016 and December 31, 2017, the business segments that constituted the Company’s reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered on the Dolphin Browser, which was operated by MoboTap, and by RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment.

The Company disposed of the MoboTap business in March 2018 and, as a result, as of December 31, 2018 the business segments that constituted the Company’s reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered by RaidCall; and the Cinema Advertising segment.

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

ad. Recently issued accounting standards

Leases. On February 25, 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02 (“ASU 2016-02”), Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The only exceptions are short-term leases, whose periods are one year or less. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Based on the Group’s preliminary assessment, the Company expects to record a right-of-use asset of approximately $2.6 million and a lease liability of approximately $2.4 million on the Company’s adoption date of January 1, 2019, primarily related to its leased office space. The Company will use an additional transition method (“ASU 2018-11”) and will not restate prior periods. The Company expects to implement new accounting policies as well as to elect certain practical expedients available to it under ASU 2016-02, including those related to leases with terms of less than 12 months. The Group’s implementation of the amended lease guidance is subject to the same internal controls over financial reporting that the Company applies to its consolidated financial statements.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Based on management’s preliminary assessment, the Group believes that the change will not have a material impact on its consolidated financial statements.

5. CONCENTRATION RISKS

Operations risk

Approximately 42%, 34% and 41%, respectively, of the Group’s revenues for the years ended December 31, 2016, 2017 and 2018 were derived from the PC game TLBB, which was launched in May 2007, and approximately 24% and 21%, respectively, of the Group’s revenues for the years ended December 31, 2017 and 2018 were derived from the mobile game Legacy TLBB Mobile, which was launched in May 2017. Approximately 97%, 97% and 96%, respectively, of the Group’s revenues for the years ended December 31, 2016, 2017 and 2018 were derived from domestic operations.

Substantially all the Company’s long-lived assets are located in the PRC.

Currency risk

A majority of the Group’s sales and expense transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to effect the remittance. Total cash, cash equivalents, restricted cash and restricted time deposits in currencies other than RMB held at financial institutions in mainland China were $1.1 million and $nil, respectively, as of December 31, 2017 and 2018.

Credit risk

The Group holds its cash, cash equivalents, restricted cash and restricted time deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group held its cash and bank deposits in approximately 23 and 19 different financial institutions as of December 31, 2017 and 2018, respectively, and held no more than approximately 50% and 64%, of its total cash, cash equivalents, restricted cash and restricted time deposits at any single institution as of December 31, 2017 and 2018, respectively.

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

6. BUSINESS COMBINATIONS

MoboTap Transaction

On July 16, 2014, Changyou, through a wholly-owned subsidiary, entered into an investment agreement with MoboTap, MoboTap’s subsidiaries and variable interest entities, and MoboTap’s shareholders, pursuant to which Changyou purchased from then existing shareholders of MoboTap at the closing, which took place on July 31, 2014, shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash. In addition, Changyou has the right to purchase up to 10% of the equity interests in MoboTap from the non-controlling shareholders, at a price of 20% below the IPO price, before a qualified IPO of MoboTap. The Group began to consolidate MoboTap’s financial statements commencing with the closing of the acquisition. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair values was as follows:

As of July 31, 2014 (in thousands)
Cash consideration	$90,830

Repurchase option	793
Identifiable intangible assets acquired	27,000
Goodwill	113,040
Other assets	6,714
Put option	(298)
Liabilities assumed	(2,995)
Non-controlling interest	(53,424)

Total	$90,830

The acquired identifiable intangible assets represented the Dolphin Browser user base, technology and trademark, the useful lives of which were 2.4 years, 5.4 years and 10.4 years, respectively. The acquired user base was valued using the cost saving approach, and the acquired technology and trademark were valued using the income approach. Goodwill of $113 million was recognized at the time of the Company’s acquisition of MoboTap.

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

In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap held by the Group. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of the disposal. Accordingly, the assets and liabilities attributable to MoboTap were classified as assets and liabilities held for sale and measured at the lower of their carrying amounts or their fair value less cost to sell, in the Company’s consolidated balance sheet as of December 31, 2016.

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

On March 13, 2018, the Company completed the sale of all of the equity interests in MoboTap.

Acquisition of RaidCall

In December 2013, the Group acquired 62.5% of the equity interests, on a fully-diluted basis, in TalkTalk for cash consideration of $47.6 million. Of the total consideration, $27.6 million was paid by the Company to the Kalends Group for a portion of the ordinary shares of TalkTalk held by the Kalends Group, and $20 million was injected for newly issued ordinary shares of TalkTalk. See “Note 2.d — Acquisition of RaidCall.” On the acquisition date, the allocation of the consideration for assets acquired and liabilities assumed based on their fair values was as follows:

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

7. BANK LOANS AND RESTRICTED TIME DEPOSITS

Beginning in 2012, Changyou drew down loans from offshore branches of certain banks for the purposes of expediting the payment of a special one-time cash dividend to its shareholders, providing working capital to support its overseas operations, and funding the Company’s acquisitions and the Company’s share repurchase program. These bank loans were secured by an equivalent or greater amount of RMB deposits by Changyou in the onshore branches of such banks. The loans from the offshore branches of the lending banks are classified as short-term bank loans or long-term bank loans based on their payment terms. The RMB deposits are valued based on the prevailing interest rates in the market.

As of December 31, 2015, the total amount of the bank loans was $344.5 million, all of which carried a floating rate of interest based on the London Inter-Bank Offered Rate (“LIBOR”). All of the loans were repaid, and accordingly all of the restricted time deposits that secured these loans were released, in 2016. For the years ended December 31, 2015 and 2016, interest income from the restricted time deposits securing the loans was $12.8 million and $0.5 million, respectively, and interest expense for the bank loans was $7.1 million and $0.6 million, respectively.

As of December 31, 2018, the total amount of the bank loans was $220.0 million, all of which carried a floating rate of interest based on the LIBOR. All of the loans will be repaid, and accordingly all of the restricted time deposits $243.9 million (equivalent to RMB1.7 billion) that secured these loans will be released, in 2021. For the year ended December 31, 2018, interest income from the restricted time deposits securing the loans was $1.0 million, and interest expense for the bank loans was $1.4 million. Outstanding principal of the bank loans totaling $80.0 million was repaid in January 2019, and the corresponding restricted time deposits were released.

8. ACCOUNTS RECEIVABLE, NET

The carrying amounts of accounts receivable of the Group are as follows:

	As of December 31, (in thousands)
	2017	2018
Accounts receivable, gross	$94,987	$62,736
Allowance for doubtful accounts	(3,351)	(5,347)

Accounts receivable, net	$91,636	$57,389

The following table sets forth the Group’s allowance for doubtful accounts for the years ended 2016, 2017 and 2018.

	Balance at January 1, (in thousands)	Additional provision for bad debt, net of recoveries (in thousands)	Write-off of receivable balances (in thousands)	Balance at December 31, (in thousands)
2016	1,174	1,615	(1,371)	1,418
2017	1,418	2,083	(150)	3,351
2018	3,351	2,871	(875)	5,347

9. PREPAID AND OTHER CURRENT ASSETS

	As of December 31, (in thousands)
	2017	2018
Prepaid cost of revenue	$12,579	$12,268
Rental deposits	7,402	6,253
Prepaid tax	1,440	1,072
Loans to third parties	28,544	—
Due from 7Road	5,344	—
Others	6,668	5,805

Total	$61,977	$25,398

10. FIXED ASSETS, NET

	As of December 31, (in thousands)
	2017	2018
Office building	$194,067	$184,764
Computer equipment (including servers)	37,617	32,687
Leasehold and building improvements	27,685	26,183
Office furniture	3,537	3,279
Vehicles	2,022	1,845

Total	264,928	248,758
Less: accumulated depreciation	(74,981)	(78,012)

Net book value	$189,947	$170,746

Depreciation expense for fixed assets was $13.6 million, $12.0 million and $11.7 million, respectively, for the years ended December 31, 2016, 2017 and 2018.

11. INTANGIBLE ASSETS, NET

The following tables summarize the Group’s intangible assets, net:

	As of December 31, 2018 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment[1]	Net Carrying Amount
Operating rights for licensed games	$46,328	$(22,299)	$(11,806)	$12,223
Computer software	6,618	(6,415)	—	203
Developed technologies	8,319	(880)	(7,439)	—
Trademarks and domain names	15,577	(5,451)	(9,823)	303
Others	6,119	(2,251)	(2,693)	1,175

Total	$82,961	$(37,296)	$(31,761)	$13,904

	As of December 31, 2017 (in thousands)
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Operating rights for licensed games	$34,296	$(17,883)	$(10,925)	$5,488
Computer software	7,413	(6,585)	—	828
Developed technologies	18,688	(4,495)	(14,088)	105
Trademarks and domain names	20,151	(6,305)	(13,279)	567
Others	19,427	(12,170)	(5,785)	1,472

Total	$99,975	$(47,438)	$(44,077)	$8,460

[1]

The Group recognized $8.9 million and $3.4 million in losses for impairment of intangible assets of MoboTap in 2015 and 2017, respectively. The Group completed the sale of all of the equity interests in MoboTap in March 2018.

Amortization

Amortization expense for intangible assets was $12.4 million, $7.8 million and $6.4 million, respectively, for the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2018, amortization expense of intangible assets for future years was expected to be as follows:

Amortization expense of intangible assets (in thousands)
2019	$6,350
2020	4,837
2021	1,916
2022	362
2023	290
Thereafter	149

Total expected amortization expense	$13,904

Impairment of Intangible Assets

In 2016, the Group recognized $0.4 million in losses for impairment of intangible assets, primarily related to the content of and license rights to the Group’s online games.

In 2017, the Group recognized $4.6 million in losses for impairment of intangible assets, primarily related to the intangible assets operated by MoboTap and the content of and license rights to the Group’s online games. In 2017, the business operations and performance of MoboTap were adversely affected by enhanced restrictions the Chinese regulatory authorities imposed on card and board games. As a result, the Company’s management determined that it was unlikely for MoboTap to gain users and grow its online card and board games revenues in China. Management performed an impairment test in the third quarter of 2017 using the discounted cash flow method and recognized $3.4 million impairment loss for intangible assets. Please refer to “Note 2 — REORGANIZATION AND ACQUISITIONS” for more details. The impairment loss was recognized in the consolidated statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business”. The impaired intangible assets consisted of technology, trademarks and license rights.

In 2018, the Group recognized $1.5 million in losses for impairment of intangible assets, primarily related to the content of and license rights to the Group’s online games.

12. LONG-TERM INVESTMENTS, NET

	As of December 31, (in thousands)
	2017	2018
Equity investments	$3,000	$3,000

Total	$3,000	$3,000

Changyou entered into an investment agreement with a mobile product development company to acquire 30% of the equity interests in the company, with initial consideration of $0.7 million, which was paid in 2015. The investment was accounted for under the equity method, because Changyou can exercise significant influence over the company through the right to appoint one director to the board of the investee company, but does not own a majority of the equity interests in or control the company. During 2017 and 2018, the Company recognized impairment losses of $0.5 million and $nil, respectively, for the equity investment, due to the investee company’s disappointing financial results. As of December 31, 2017 and 2018, the carrying amount of this equity method investment was $nil and $nil, respectively, reflecting the Company’s proportionate share of the equity in the investee company, and the Company recognized a loss of $60,322, $45,212 and $nil, respectively, in other income in the consolidated statements of comprehensive income in 2016, 2017 and 2018.

In 2015, Changyou made an initial investment of $3 million in return for a limited partner interest in an incubator fund. Changyou accounted for the investment using the cost method, as the investment did not have a readily determinable fair value in 2018.

13. GOODWILL

Changes in the carrying value of goodwill were as follows:

	Online Game (in thousands)	Platform Channel (in thousands)	Cinema Advertising (in thousands)	Total (in thousands)
Balance as of December 31, 2016
Goodwill	$10,257	$81,491	$5,201	$96,949
Accumulated impairment loss	—	(65,246)	(5,201)	(70,447)

	$10,257	$16,245	$—	$26,502

Transactions in 2017
Foreign exchange	$—	$1,002	$—	$1,002
Transfer from assets held for sale[1]	—	83,470	—	83,470
Impairment loss[1]	—	(83,470)	—	(83,470)
Balance as of December 31, 2017
Goodwill	$10,257	$165,963	$5,201	$181,421
Accumulated impairment loss	—	(148,716)	(5,201)	(153,917)

	$10,257	$17,247	$—	$27,504

	Online Game (in thousands)	Platform Channel (in thousands)	Cinema Advertising (in thousands)	Total (in thousands)
Transactions in 2018
Foreign exchange	$—	$(878)	$—	$(878)
Impairment loss[2]	—	(16,369)	—	(16,369)
Balance as of December 31, 2018
Goodwill	$10,257	$165,085	$5,201	$180,543
Accumulated impairment loss	—	(165,085)	(5,201)	(170,286)

	$10,257	$—	$—	$10,257

[1] In 2016, the Company’s Board of Directors approved the disposal of the 51% equity interest in MoboTap held by the Company. As of December 31, 2016, the Company was negotiating with a potential buyer on the terms of the disposal. Accordingly, the assets and liabilities of MoboTap were recognized as “assets held for sale” and “liabilities held for sale”, respectively. As of December 31, 2016, goodwill in the amount of $83.5 million was reclassified from goodwill to “assets held for sale”. The fair values of the other reporting units exceeded their carrying values, indicating that the goodwill of those reporting units was not impaired.

In 2017, the assets and liabilities held for sale related to MoboTap were reclassified and recorded as assets and liabilities held for use. The business operations and performance of MoboTap were adversely affected by enhanced restrictions the Chinese regulatory authorities imposed on card and board games in 2017. As a result, the Company’s management determined that it was unlikely for MoboTap to gain users and grow its online card and board games revenues in China. Management performed an impairment test using the discounted cash flow method and recorded $83.5 million in goodwill impairment losses for goodwill associated with the acquisition of MoboTap. The goodwill impairment losses were included in the Group’s statements of comprehensive income under “goodwill impairment and impairment of intangibles as part of acquisition of a business”. Please refer to “Note 2 — REORGANIZATION AND ACQUISITIONS” for more details.

[2] In 2018, the Company recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website, primarily due to (i) the launch of new initiatives for the 17173.com Website having fallen behind schedule in the fourth quarter of 2018 and the profit outlook for the 17173.com Website being uncertain, and (ii) the relevant Chinese authority’s temporary suspension between April and December of 2018 of its review of, and issuance of publishing and authorization codes for, online games, which resulted in declines in the number of new games launched and the related demand from game developers and operators for online advertising services on the 17173.com Website, both of which the Company’s management determined had a material adverse impact on the Company’s ability to generate revenues and net income from the 17173.com Website.

The Changyou online game business was the only reporting unit with goodwill under the Online Game segment. Prior to the sale of MoboTap, there were three reporting units with goodwill under the Platform Channel segment, consisting of the 17173.com Website, RaidCall and MoboTap. After the sale of MoboTap, there were two reporting units with goodwill under the Platform Channel segment, consisting of the 17173.com Website and RaidCall. The only reporting unit with goodwill under the Cinema Advertising segment was the cinema advertising business. The Group tested goodwill for impairment at the reporting unit level as of October 1, 2018. The Changyou online game business was the only reporting unit within the Group with net value of goodwill, which is goodwill less accumulated impairment loss, as of December 31, 2018.

Changyou tested goodwill for impairment at the reporting unit level on an annual basis on October 1, and between annual tests when an event occurred or circumstances indicated that the asset might be impaired. The Group performed impairment tests using the qualitative and quantitative methods. Changyou first qualitatively assessed whether it was more likely than not that the fair values of the assets of the reporting units were less than their carrying amounts. For those reporting units where it was more likely than not that the fair values of their assets were less than their carrying amounts, Changyou performed the first step of a two-step quantitative goodwill impairment test. Changyou estimated the fair values using the income approach, considering factors that included expected future cash flows, growth rates and discount rates. After the qualitative and quantitative assessments, management concluded that the fair values of the assets of Changyou’s reporting units other than the 17173.com Website exceeded their carrying values, indicating that the goodwill of those reporting units was not impaired.

14. OTHER ASSETS, NET

	As of December 31, (in thousands)
	2017	2018
Deferred tax assets, net	$10,100	$13,467
Employee advance	8,873	9,465
Others	155	58

Total	$19,128	$22,990

15. FAIR VALUE MEASUREMENT

Fair Value of Financial Instruments

The following tables set forth financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2017 and 2018:

		Fair value measurement (in thousands) at reporting date using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$335,516	$—	$335,516	$—
Short-term investments	190,068	—	190,068	—
Restricted time deposits	243,910	—	243,910	—

Total	$769,494	$—	$769,494	$—

		Fair value measurement (in thousands) at reporting date using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$512,417	$—	$512,417	$—
Short-term investments	404,584	—	404,584	—
Foreign exchange forward contracts	(715)	—	(715)	—

Total	$916,286	$—	$916,286	$—

Cash equivalents

The Company’s cash equivalents mainly consist of time deposits and highly-liquid investments that have original maturities of three months or less. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Company classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical cash equivalents at the reporting date. In order to determine the fair value, the Company must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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

As of December 31, 2017 and 2018, the Company’s investments in financial instruments were approximately $404.6 million and $190.1 million, respectively. The financial instruments are issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets. Since the maturity dates of these financial instruments are within one year, the investments are classified as short-term investments. For the years ended December 31, 2016, 2017 and 2018, the Company recorded gains resulting from changes in the fair values of short-term investments in the line item “other income, net” in the consolidated statements of comprehensive income of $9.3 million, $12.9 million and $16.7 million, respectively.

Restricted time deposits

Restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Foreign exchange forward contracts

The Company estimated the fair values of foreign exchange forward contracts using the Black-Scholes model. The fair values of the forward contracts were estimated based on quoted forward exchange prices at the reporting date. The Company classifies the fair value measurement of the forward contracts based on such inputs as Level 2 of fair value measurements.

In September 2016 and January 2017, the Company entered into foreign exchange forward contracts with banks in aggregate notional amounts of $100 million and $50 million, respectively. The Company entered into such foreign exchange forward contracts in compliance with the Company’s risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. For the years ended December 31, 2016, 2017 and 2018, the Company recorded gains resulting from changes in the fair values of forward contracts of $3.0 million, a loss of $7.2 million, and a loss of $0.2 million, respectively, in the consolidated statements of comprehensive income, and the Company recorded cash outflows related to the forward contracts of $nil, $3.5 million and $0.9 million, respectively, in the consolidated statements of cash flows.

As of December 31, 2017, the aggregate notional amount of the foreign exchange forward contracts, which expired in January 2018, was $10.0 million. As of December 31, 2018, the aggregate notional amount of the foreign exchange forward contracts was $nil.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable, matching loans to related parties, loans between Changyou and Sohu and prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Short-term accounts payable, receipts in advance and deferred revenue, matching loans from related parties and other short-term liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature. The rates of interest under loan agreements with lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Other non-current assets and long-term payables

Other non-current assets are financial assets, and long-term payables are financial liabilities, with carrying values that approximate fair value because the change in fair value, after considering the discount rate, is immaterial. The rates of interest under the Company’s loan agreements with lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Assets Measured at Fair Value on a Nonrecurring Basis

The following tables set forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2017 and 2018:

		Fair value measurements (in thousands) at reporting date using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$13,904	$—	$—	$13,904	$1,538
Goodwill	10,257	—	—	10,257	16,369

	$24,161	$—	$—	$24,161	$17,907

		Fair value measurements (in thousands) at reporting date using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Intangible assets, net	$8,460	$—	$—	$8,460	$4,575
Goodwill	27,504	—	—	27,504	83,470

	$35,964	$—	$—	$35,964	$88,045

Intangible Assets

Intangible assets mainly comprise operating rights for licensed games, computer software, developed technologies, trademarks, domain names and cinema advertising slot rights. See “Note 11 — Intangible Assets, Net.”

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired as a result of the Group’s acquisitions of the interests in its subsidiaries and consolidated VIEs. See “Note 13 — Goodwill.”

16. RECEIPTS IN ADVANCE AND DEFERRED REVENUE

	As of December 31, (in thousands)
	2017	2018
Receipts in advance	$18,498	$19,013
Deferred revenue	24,419	26,330

Total	$42,917	$45,343

The amount of recognized revenue that was included in the receipts in advance and deferred revenue balance at the beginning of the year was $35.1 million during the year ended December 31, 2018.

17. OTHER SHORT-TERM LIABILITIES

	As of December 31, (in thousands)
	2017	2018
Customer deposits	$2,221	$1,147
Others	6,465	4,756

Total	$8,686	$5,903

18. SHARE-BASED COMPENSATION

Changyou 2008 Share Incentive Plan

The Changyou 2008 Share Incentive Plan expired in August 2018.

Share-based compensation expense recognized for the years ended December 31, 2016, 2017 and 2018 for restricted share units granted under the Changyou 2008 Share Incentive Plan was $0.08 million, $2,200 and $nil, respectively. As of December 31, 2018, there was no unrecognized compensation expense related to restricted share units under the Changyou 2008 Share Incentive Plan.

The total fair values of restricted share units granted under the Changyou 2008 Share Incentive Plan vested on their respective vesting dates during the years ended December 31, 2016, 2017 and 2018 were $0.1 million, $0.2 million and $nil, respectively.

Changyou 2014 Share Incentive Plan

On June 27, 2014, the Company adopted and reserved for issuance 2,000,000 of Class A ordinary shares under the Changyou 2014 Share Incentive Plan. On November 2, 2014, the Company increased to 6,000,000 the number of Class A ordinary shares reserved under the Changyou 2014 Share Incentive Plan.

i) Summary of share option activity

Through December 31, 2014, the Company had granted under the Changyou 2014 Share Incentive Plan an aggregate of 2,416,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain employees. On February 16, 2015, Changyou’s Board of Directors approved the conversion of 2,400,000 Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. The conversion constituted a modification of share-based compensation. The incremental value of the modification was approximately zero due to the facts that the exercise price was approximately zero and the other terms were not changed. On June 1, 2015, Changyou’s Board of Directors approved the grants of options for the purchase of an aggregate of 1,998,000 Class A ordinary shares to certain members of the Company’s management and certain other employees, at an exercise price of $0.01. On July 28, 2016, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 100,000 Class A ordinary shares to a member of its management at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. No grant date had been established for the unvested options for accounting purposes as of December 31, 2018, because a mutual understanding had not been reached between Changyou and the recipients clarifying the subjective performance requirements. Compensation expense for the options was accrued commencing on the service inception date and was, and will be, re-measured based on the then-current fair value of the options on each subsequent reporting date until the grant date is established. To determine the fair value of these share options, the public market price of Changyou’s ADSs at each reporting date was used and a binomial valuation model was applied.

For the years ended December 31, 2016, 2017 and 2018, 779,000, 770,000 and 719,000, respectively, of these Changyou share options were granted and vested, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense of $9.1 million, $14.8 million and $6.8 million, respectively, for these share options granted during the years ended December 31, 2016, 2017 and 2018, has been adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates.

A summary of Changyou share option activity under the Changyou 2014 Share Incentive Plan as of and for the year ended December 31, 2018 is presented below:

Options	Number of Shares (in thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding at January 1, 2018	947	0.01	7.01	17,240
Granted	719	0.01
Exercised	(1,065)	0.01
Forfeited or expired	—

Outstanding at December 31, 2018	601	0.01	5.98	5,487

Vested at December 31, 2018	601	0.01		5,487

Exercisable at December 31, 2018	601	0.01

Note (1): The aggregate intrinsic value in the preceding table represents the difference between the closing price of $18.28 per Changyou ADS, or $9.14 per Class A ordinary share, on December 31, 2018 and the nominal exercise price of the share options.

Share-based compensation expense/(benefit) recognized for share options for the years ended December 31, 2016, 2017 and 2018 under the Changyou 2014 Share Incentive Plan was $8.3 million, $17.4 million and negative $6.5 million, respectively.

The total fair values of share options vested on their respective vesting dates during the year ended December 31 of each of 2016, 2017 and 2018 was $9.1 million, $14.8 million and $5.7 million, respectively.

The weighted-average grant date fair value of the options granted during the years ended December 31, 2016, 2017 and 2018 was $11.72, $19.24 and $7.92 per share, respectively.

The total intrinsic value of share options exercised for the years ended December 31, 2016, 2017 and 2018 was $4.3 million, $10.3 million and $14.9 million, respectively.

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

MoboTap Equity Incentives

Compensation expense of $71,449, $24,708 and $nil, respectively, was recognized for the years ended December 31, 2016, 2017 and 2018 with respect to share awards in MoboTap granted to employees of MoboTap.

19. TAXATION

a. PRC Value-added tax and related surcharges

Substantially all of the Group’s revenues are subject to a PRC value-added tax (“VAT”) at a rate of 6% and related surcharges on VAT payable at a rate of 12%. To record VAT payable for these revenues, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%) and the available input VAT amount (at the rate applicable to the supplier).

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

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2016, 2017 and 2018.

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

AmazGame and Gamease qualified as HNTEs for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

Gamespace qualified as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification in 2019.

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

•

In 2018, prior to the Company’s sale of MoboTap, the Company’s VIE Wuhan Baina Information was in its first year of a three-year period of qualification as a Software Enterprise, during which it was subject to a reduced tax rate of 12.5%. The Company’s sale of MoboTap on March 13, 2018 included the sale of Wuhan Baina Information.

•

Chuangxiang performed a self-assessment and filed required supporting documents in 2018 for Software Enterprise status for 2017. Chuangxiang was qualified as a Software Enterprise after the relevant government authorities’ assessment and was in its first year of a two-year period of qualification as a Software Enterprise in 2017, during which it was entitled to an income tax exemption. As a result, a reversal of income tax of $18.4 million to reflect the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2018. The same process will be followed in 2019 by Chuangxiang for preferential income tax treatment as a Software Enterprise for 2018.

•

AmazGame performed a self-assessment and filed required supporting documents in 2018 for KNSE status for 2017. AmazGame was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% for 2017. As a result, a reversal of income tax of $6.5 million to reflect the preferential income tax rate was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2018. The same process will be followed in 2019 by AmazGame for preferential income tax treatment as a KNSE for 2018.

The license fees and royalty payments received from licensees in various jurisdictions outside of the PRC are subject to foreign withholding taxes. The Group recognizes such foreign withholding taxes as income tax expense when the related license fee and royalty revenue is recognized.

PRC Withholding Tax on Dividends

Under the CIT Law and its implementation rules, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “China-HK Tax Arrangement”) if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend may remain subject to withholding tax rate of 10%.

The PRC State Administration of Taxation issued Announcement 9, effective April 1, 2018, which provides guidance on determining whether an enterprise is a beneficial owner under China’s tax treaties and tax arrangements. If any of the Company’s Hong Kong subsidiaries is, in the light of Announcement 9, considered to not be a beneficial owner for purpose of the China-HK Tax Arrangement, any dividends paid to it by any of the Company’s PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the statutory withholding tax rate of 10%.

On April 5, 2018, the Company’s Board of Directors declared a special cash dividend of $4.70 per Class A ordinary or Class B ordinary share, or $9.40 per ADS. The aggregate amount of the special cash dividend was approximately $500.0 million. In order to facilitate the distribution of this special dividend, the Company revised its policy for its PRC subsidiaries with respect to their distribution of cash dividends. Under the revised policy, all PRC subsidiaries in the Group are able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in the Group. The change resulted in the Company’s accrual of additional income withholding tax for the period before December 31, 2017 of approximately $47 million, which was recognized in the Company’s consolidated financial statements for the first quarter in 2018. The Company’s management believes that under the CIT Law and relevant rules, such a dividend out of earnings generated after January 1, 2012 is subject to a 5% withholding tax. Therefore, withholding tax associated with this distribution plan was accrued and recorded as deferred tax liabilities in the amount of $79.8 million as of December 31, 2018.

With the exception of that dividend, the Group does not intend to have any of its PRC VIEs distribute any undistributed profits of such VIEs to their overseas parent companies, but rather intends that such profits will be permanently reinvested by the VIEs for their PRC operations. As of December 31, 2018, the total amount of undistributed profits from the VIEs for which no withholding tax has been accrued was $254.6 million, and the unrecognized tax liabilities were $12.7 million.

Uncertain Tax Positions

For the years ended December 31, 2016, 2017 and 2018, the Company did not have any material interest or penalties associated with tax positions, nor did the Company have any significant unrecognized uncertain tax positions.

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

The Group does not anticipate that the uncertain tax positions will significantly increase or decrease within twelve months after December 31, 2018.

Composition of Income Tax Expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31, (in thousands)
	2016	2017	2018
Income/(loss) from foreign entities	$5,371	$(79,263)	$(62,555)
Income from PRC entities	163,282	201,869	210,947

Income before income tax expense	$168,653	$122,606	$148,392
Current income tax expense	$9,109	$38,625	$13,990
Deferred income tax expense	11,403	1,524	50,008

Income tax expense applicable to PRC entities	$20,512	$40,149	$63,998
Foreign withholding tax expense	1,071	618	469

Income tax expense	$21,583	$40,767	$64,467

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2016	2017	2018
Statutory CIT rate	25.0%	25.0%	25.0%
Effect of tax holidays[1]	(16.0)%	(19.1)%	(27.0)%
Tax differential from statutory rate applicable to overseas subsidiaries	1.2%	8.7%	1.9%
Effect of withholding taxes[2]	2.3%	3.0%	35.5%
Changes in valuation allowance	0.9%	11.2%	6.5%
Other permanent book-tax differences	(0.6)%	4.5%	1.5%

Effective CIT rate	12.8%	33.3%	43.4%

[1]

The income tax reversals resulting from the preferential income tax rate that AmazGame received as a 2015, 2016 and 2017 KNSE and from the preferential income tax rate that Chuangxiang received as a 2017 Software Enterprise are included in the “Effect of tax holidays” in the table above.

[2]

Additional income withholding tax of $47 million that was recognized in the first quarter of 2018 due to a revised policy for the Company’s PRC subsidiaries with respect to their distribution of cash dividends is included in “Effect of withholding taxes” in the table above. The revised policy was adopted to facilitate the distribution of a special cash dividend in the aggregate amount of approximately $500.0 million that was declared by the Company’s Board of Directors on April 5, 2018.

The combined effects of the income tax expense exemption and reduction available to the Group are as follows:

	For the year ended December 31, (in thousands, except per share data)
	2016	2017	2018
Tax holiday effect	$26,969	$23,344	$40,086
Basic earnings per share	$0.26	$0.22	$0.38

c. Deferred tax assets and liabilities

Significant components of the Group’s deferred tax assets and liabilities consist of the followings:

	As of December 31, (in thousands)
	2017	2018
Deferred tax assets
Net operating loss from operations	$24,869	$28,118
Accrued salary and benefits	6,430	9,110
Intangible assets	2,172	1,524
Others	5,463	6,193

Total deferred tax assets	38,934	44,945
Less: Valuation allowance	(28,834)	(31,478)

Net deferred tax assets	$10,100	$13,467

Deferred tax liabilities
Withholding tax related to distribution of dividend	$30,992	$79,824
VAT refund	3,451	3,202

Net deferred tax liabilities	$34,443	$83,026

As of December 31, 2017 and 2018, the Group had made a valuation allowance against its deferred tax assets to the extent such deferred tax assets were not expected to be realized by certain subsidiaries and VIEs. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including uncertainty as to the success of the Group’s businesses due to intense competition in the industries in which the Group operates its businesses and the migration of game players to mobile devices.

In 2018, $6.8 million of PRC net operating losses generated from previous years expired. The remaining PRC net operating losses will expire successively commencing in 2019.

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

	For the year ended December 31, (in thousands)
	2016	2017	2018
Balance as of the beginning of period	$32,534	$32,744	$28,834
Additions charged to expense	7,588	18,391	8,451
Deletions credited to expense	(5,285)	(24,078)	(4,298)
Currency translation	(2,093)	1,777	(1,509)
Balance as of the end of period	$32,744	$28,834	$31,478

20. CHINA CONTRIBUTION PLAN

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiaries and VIEs in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2016, 2017 and 2018, the Group contributed approximately a total of $27.3 million, $27.3 million and $27.7 million, respectively, to these funds.

21. ADVERTISING EXPENSES

Included in sales and marketing expense, advertising expenses generally represent the expenses of promotions to create or stimulate a positive image of the Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. Advertising expenses recognized in the consolidated statements of comprehensive income were $18.7 million, $18.1 million and $16.7 million, respectively, for the years ended December 31, 2016, 2017 and 2018. Advertising expenses charged from Sohu were $1.0 million, $0.8 million and $nil, respectively, for the years ended December 31, 2016, 2017 and 2018.

22. STATUTORY RESERVES

The Company’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

Pursuant to the China Foreign Investment Enterprises laws, some of the Company’s China-based subsidiaries, which are called wholly foreign-owned enterprises, have to make appropriations from their after-tax profit as determined under generally accepted accounting principles in the PRC (the “after-tax-profit under PRC GAAP”) to non-distributable reserve funds, including (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside to the general reserve fund until such appropriations for the fund equal 50% of the paid-in capital of the applicable entity. Appropriations for the other two reserve funds are at the Company’s discretion as determined by the Board of Directors of each entity.

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

For the years ended December 31, 2016, 2017 and 2018, profit appropriation to the statutory surplus fund was approximately $0.3 million, $7.2 million and $6.3 million, respectively.

23. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	For the year ended December 31, (in thousands, except per share data)
	2016	2017	2018
Numerator:
Net income attributable to Changyou.com Limited	$144,947	$108,834	$84,332
Numerator for basic earnings per share	144,947	108,834	84,332
Numerator for diluted earnings per share	144,936	108,838	84,332
Denominator:
Weighted average number of ordinary shares outstanding — basic	104,560	105,188	106,170
Incremental shares from treasury stock method	1,718	1,382	1,066

Weighted average number of ordinary shares outstanding — diluted	106,278	106,570	107,236

Basic net income per share	$1.39	$1.03	$0.79
Diluted net income per share	$1.36	$1.02	$0.79

As of December 31, 2016, 2017 and 2018, no outstanding non-vested restricted shares or share options were excluded from the computation of dilutive income per share for the years ended December 31, 2016, 2017 and 2018. The dilutive effects of restricted shares and share options are calculated using the treasury stock method.

24. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the CODM, or a decision making group, in deciding how to allocate resources and in assessing performance. From November 2, 2014 to July 31, 2016, the CODMs were the Company’s former Co-Chief Executive Officers; and since August 1, 2016, the CODM has been the Company’s current Chief Executive Officer.

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

As of December 31, 2016 and December 31, 2017, the business segments that constituted the Company’s reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered on the Dolphin Browser, which was operated by MoboTap, and by RaidCall and online card and board games offered by MoboTap; and the Cinema Advertising segment.

The Company disposed of the MoboTap business in March 2018 and, as a result, as of December 31, 2018 the business segments that constituted the Company’s reportable segments were the Online Game segment, which consisted primarily of PC games and mobile games; the Platform Channel segment, which consisted primarily of online advertising services offered on the 17173.com Website, and also included IVAS offered by RaidCall; and the Cinema Advertising segment.

Year Ended December 31, 2018

(US$ in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues (1):
Online game	389,790	—	—	—	389,790
Online advertising	—	19,988	—	(291)	19,697
Cinema advertising	—	—	76,775	(6,573)	70,202
IVAS	—	6,074	—	—	6,074

Total revenues	389,790	26,062	76,775	(6,864)	485,763
Cost of revenues:
Online game	61,014	—	—	—	61,014
Online advertising	—	5,204	—	—	5,204
Cinema advertising	—	—	89,233	—	89,233
IVAS	—	5,408	—	—	5,408
SBC (2) in cost of revenues	(31)	—	—	—	(31)

Total cost of revenues	60,983	10,612	89,233	—	160,828

Gross profit/(loss)	328,807	15,450	(12,458)	(6,864)	324,935
Operating expenses:
Product development	119,560	7,033	—	—	126,593
Sales and marketing	39,026	2,350	20,288	(6,864)	54,800
General and administrative	24,347	4,310	4,965	—	33,622
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	16,369	—	—	16,369
SBC (2) in operating expenses	(6,430)	—	—	—	(6,430)

Total operating expenses	176,503	30,062	25,253	(6,864)	224,954

Operating profit/(loss)	152,304	(14,612)	(37,711)	—	99,981
Interest income	34,397	6	6	—	34,409
Foreign currency exchange gain/(loss)	1,474	(154)	—	—	1,320
Interest expense	(10,197)	—	—	—	(10,197)
Other income/(expense), net	23,446	(10)	(557)	—	22,879

Income/(loss) before income tax expense	201,424	(14,770)	(38,262)	—	148,392
Income tax expense	64,467	—	—	—	64,467

Net income/(loss)	136,957	(14,770)	(38,262)	—	83,925
Less: Net loss attributable to the non-controlling interest	(42)	(365)	—	—	(407)

Net income/(loss) attributable to Changyou.com Limited	136,999	(14,405)	(38,262)	—	84,332

Year Ended December 31, 2017

(US$ in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues (1):
Online game	443,625	5,908	—	—	449,533
Online advertising	—	25,311	—	(182)	25,129
Cinema advertising	—	—	91,419	—	91,419
IVAS	—	14,180	—	—	14,180

Total revenues	443,625	45,399	91,419	(182)	580,261
Cost of revenues:
Online game	61,837	864	—	—	62,701
Online advertising	—	6,660	—	—	6,660
Cinema advertising	—	—	84,944	—	84,944
IVAS	—	9,408	—	—	9,408
SBC (2) in cost of revenues	73	—	—	—	73

Total cost of revenues	61,910	16,932	84,944	—	163,786

Gross profit	381,715	28,467	6,475	(182)	416,475
Operating expenses:
Product development	112,886	11,983	—	—	124,869
Sales and marketing	34,389	2,876	22,622	(182)	59,705
General and administrative	29,055	4,330	3,833	—	37,218
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses	—	86,882	—	—	86,882
SBC (2) in operating expenses	17,296	24	—	—	17,320

Total operating expenses	193,626	106,095	26,455	(182)	325,994

Operating profit/(loss)	188,089	(77,628)	(19,980)	—	90,481
Interest income	32,203	116	—	—	32,319
Foreign currency exchange loss	(5,007)	(189)	—	—	(5,196)
Interest expense	(4,372)	—	—	—	(4,372)
Other income/(expense), net	7,974	1,439	(39)	—	9,374

Income/(loss) before income tax expense	218,887	(76,262)	(20,019)	—	122,606
Income tax expense	40,252	3	512	—	40,767

Net income/(loss)	178,635	(76,265)	(20,531)	—	81,839
Less: Net income/(loss) attributable to the non-controlling interest	4	(26,999)	—	—	(26,995)

Net income/(loss) attributable to Changyou.com Limited	178,631	(49,266)	(20,531)	—	108,834

Year Ended December 31, 2016

(US$ in thousands)

	Online Game	Platform Channel	Cinema Advertising	Eliminations and adjustments	Consolidated
Revenues:
Online game	380,537	15,171	—	—	395,708
Online advertising	—	39,409	—	—	39,409
Cinema advertising	—	—	68,542	—	68,542
IVAS	—	21,726	—	—	21,726

Total revenues	380,537	76,306	68,542	—	525,385
Cost of revenues:
Online game	94,900	1,240	—	—	96,140
Online advertising	—	10,104	—	—	10,104
Cinema advertising	—	—	45,959	—	45,959
IVAS	—	13,576	—	—	13,576
SBC (2) in cost of revenues	31	—	—	—	31

Total cost of revenues	94,931	24,920	45,959	—	165,810

Gross profit	285,606	51,386	22,583	—	359,575
Operating expenses:
Product development	97,990	20,748	—	—	118,738
Sales and marketing	26,898	12,720	16,353	—	55,971
General and administrative	36,032	6,070	3,540	—	45,642
SBC (2) in operating expenses	8,301	70	—	—	8,371

Total operating expenses	169,221	39,608	19,893	—	228,722

Operating profit	116,385	11,778	2,690	—	130,853
Interest income	21,562	67	—	(139)	21,490
Foreign currency exchange gain	4,905	203	—	—	5,108
Interest expense	(4,321)	(139)	—	139	(4,321)
Other income, net	13,964	1,378	181	—	15,523

Income before income tax expense	152,495	13,287	2,871	—	168,653
Income tax expense/(credit)	23,689	161	(2,267)	—	21,583

Net income	128,806	13,126	5,138	—	147,070
Less: Net income attributable to the non-controlling interest	—	2,123	—	—	2,123

Net income attributable to Changyou.com Limited	128,806	11,003	5,138	—	144,947

Note (1):

The intra-group elimination for segment revenues mainly consists of sales and marketing services provided by the platform channel business and the cinema advertising business to the online game business.

Note (2):	“SBC”stands for share-based compensation expense/(benefit).

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

The table below sets forth major related parties and their relationships with the Group:

Company name	Relationship with the Group
Sohu	Under common control of Sohu.com
Fox Financial	An associate of Sohu, over which Sohu has significant influence

Matching loans between Changyou and Sohu

During 2016, 2017 and 2018, certain subsidiaries of the Company and certain subsidiaries of Sohu entered into a series of one-year loan agreements, pursuant to which the subsidiaries of the Company are entitled to draw down U.S. dollar-denominated loans from the Sohu subsidiaries and the Sohu subsidiaries are entitled to draw down equivalent RMB-denominated loans from the subsidiaries of the Company, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down. As of December 31, 2016, 2017 and 2018, the Company had drawn down from the Sohu subsidiaries loans in an aggregate principal amount of $350 million, $365 million and $602 million, respectively, and Sohu had drawn down from the subsidiaries of the Company loans in an aggregate principal amount of RMB2.21 billion (approximately $318.2 million), RMB2.31 billion (approximately $353.8 million) and RMB3.88 billion (approximately $565.7 million), respectively. For the years ended December 31, 2016, 2017 and 2018, interest income that the Company earned from such RMB-denominated loans was $9.8 million, $13.0 million and $15.9 million, respectively, and interest expense that the Company accrued for such U.S. dollar-denominated loans was $3.1 million, $3.6 million and $8.3 million, respectively.

Matching loans between Changyou and Fox Financial

During 2015, certain subsidiaries of the Company and certain subsidiaries of Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”), entered into a series of one-year loan agreements, pursuant to which the subsidiaries of the Company were entitled to draw down HK dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries were entitled to draw down equivalent RMB-denominated loans from the subsidiaries of the Company. During 2016, the Company repaid the subsidiaries of Fox Financial all of the outstanding principal, in the amount of HK$100 million (approximately $12.9 million), under the loans and paid interest of HK$1.4 million (approximately $0.2 million), and the subsidiaries of Fox Financial repaid the subsidiaries of the Company all of the outstanding principal, in the amount of RMB80 million (approximately $12.3 million), under the loans and paid interest of RMB4.7 million (approximately $0.7 million).

During 2016, certain subsidiaries of the Company and certain subsidiaries of Fox Financial entered into a series of one-year loan agreements, pursuant to which the subsidiaries of Fox Financial are entitled to draw down RMB-denominated loans from the subsidiaries of the Company, which in turn are entitled to draw down equivalent U.S. dollar-denominated loans from the Fox Financial subsidiaries, to facilitate each other’s business operations. Under the initial terms of the loan agreements, the subsidiaries of the Company were required to repay principal of the U.S. dollar-denominated loans in an amount equal to the original principal amount of the equivalent RMB-denominated loans divided by the RMB to U.S. dollar exchange rate that was in effect on the date of the repayment, and the resulting exchange gain or loss was recognized for each reporting period. All of such loan agreements were amended in March 2018 to provide that all the outstanding principal and accrued interest of a loan will be repaid in the same currency in which the original principal of the loan was denominated. Therefore, no further exchange gain or loss will be recognized. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the loan agreements were entered into.

As of December 31, 2016 and 2017, the Company had drawn down from the subsidiaries of Fox Financial loans in an aggregate principal amount of $28.1 million and $29.8 million, respectively, and the subsidiaries of Fox Financial had drawn down from the subsidiaries of the Company loans in an aggregate principal amount of RMB195 million (approximately $28.1 million) and RMB195 million (approximately $29.8 million), respectively. In December 2018, the Company entered into a supplemental agreement with Fox Fianncial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 was added to the principal of the corresponding loans. As of December 31, 2018, the aggregate principal amount due to the subsidiaries of Fox Financial was $32.7 million and the aggregate principal amount due from the subsidiaries of Fox Financial was RMB216.9 million (approximately $31.6 million). For the years ended December 31, 2016, 2017 and 2018, interest income that the Company earned from the RMB-denominated loans was $1.2 million, $1.2 million and $1.1 million, respectively, interest expense that the Company accrued for the U.S. dollar-denominated loans was $0.7 million, $0.7 million and $0.5 million, respectively, and exchange gain/(loss) recognized was $1.9 million, negative $1.8 million and negative $1.0 million, respectively.

Loans between Changyou and Sohu

On October 24, 2016, AmazGame entered into a loan agreement (the “Sohu Loan Agreement”) with Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), a PRC company that is an indirect wholly-owned subsidiary of Sohu, pursuant to which Sohu Media may borrow from time to time from AmazGame up to RMB1.0 billion (or approximately $148.64 million). The first request for an advance under the Sohu Loan Agreement was required to be made on or prior to December 31, 2016, and requests for further advances may be made for one year following the initial advance. Such one-year request period may be extended for another one-year period with the consent of AmazGame. Principal amounts outstanding under the Sohu Loan Agreement will bear interest at an annual rate of 6%. The outstanding principal of each advance will be due one year from the date of the advance, subject to extension for an additional year with the consent of AmazGame.

Also on October 24, 2016, Changyou and Sohu.com (Game) Limited (“Sohu Game”), a Cayman Islands company that is an indirect subsidiary of Sohu and is the direct parent of Changyou, entered into a share pledge agreement (the “Sohu Share Pledge Agreement”) pursuant to which Sohu Game pledged to Changyou an agreed-upon number of Changyou Class B ordinary shares of Changyou held by Sohu Game, to secure Sohu Media’s obligations under the Sohu Loan Agreement. The Sohu Share Pledge Agreement gives Changyou the right to apply the outstanding principal and accrued interest under the Sohu Loan Agreement to the repurchase of Changyou Class B ordinary shares from Sohu Game in the event that such principal and interest are not paid when due. As of the date of this report, Sohu Game had pledged to Changyou 21,847,751 Class B ordinary shares in Changyou held by Sohu Game.

During 2016 and 2017, Sohu Media received advances aggregating RMB500 million (or approximately $72.1 million) and RMB500 million (or approximately $76.5 million), respectively, under the Sohu Loan Agreement. The due dates of the principal of each of the advances have been extended additional one-year periods on 31 December, 2017 and 31 December, 2018, respectively. The Company reclassified RMB500 million (or approximately $76.5 million) and RMB500 million (or approximately $72.9 million) of such loans into other non-current assets as of December 31, 2017 and December 31, 2018, respectively. The Company earned interest income of $0.2 million, $8.0 million and $8.2 million, respectively, from these loans for the years ended December 31, 2016, 2017 and 2018.

During the years ended December 31, 2016, 2017 and 2018, significant related party transactions were as follows:

	For the year ended December 31, (in thousands)
Transactions with Sohu	2016	2017	2018
Services provided by Sohu
Sales and marketing services provided by Sohu	$1,039	$802	$—
Interest expense on matching loans	3,065	3,648	8,250

Services provided to Sohu
Interest income on matching loans	$9,799	$13,006	$15,858
Interest income on loan between Changyou and Sohu	207	7,999	8,246

	For the year ended December 31, (in thousands)
Transactions with Fox Financial	2016	2017	2018
Services provided by Fox Financial
Interest expense on matching loans	$662	$724	$519

Services provided to Fox Financial
Interest income on matching loans	$1,244	$1,157	$1,051

As of December 31, 2017 and 2018, significant amounts due to related parties were as follows:

	As of December 31, (in thousands)
	2017	2018
Due to Sohu (matching loans from Sohu)	$365,000	$610,250
Due to Fox Financial (matching loans from Fox Financial)	31,192	32,718

As of December 31, 2017 and 2018, significant amounts due from related parties were as follows:

	As of December 31, (in thousands)
	2017	2018
Due from Sohu (matching loans)	$353,777	$583,147
Due from Sohu (loans between Changyou and Sohu)	156,846	153,759
Due from Fox Financial (matching loans)	32,005	31,607

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts charged to third parties.

27. COMMITMENTS AND CONTINGENCIES

The Group has future rental commitments related to its bandwidth leasing charges, office rental, fees for operating rights for licensed games in development and certain other services as follows:

	Bandwidth leasing (in thousands)	Fees for office rental and property management (in thousands)	Fees for operating rights of licensed games in development (in thousands)	Interest payment commitment (in thousands)	Others (in thousands)
2019	$2,303	$2,088	$585	$8,419	$240
2020	72	774	—	8,419	—
2021 and thereafter	—	—	—	7,062	—

Total minimum payments required	$2,375	$2,862	$585	$23,900	$240

Rental expenses, including bandwidth leasing charges and office rental, were approximately $19.6 million, $11.2 million and $11.5 million, respectively, for the years ended December 31, 2016, 2017 and 2018, and were charged to the statements of comprehensive income as incurred.

The total amount outstanding under the long-term bank loans as of December 31, 2018 was $220.0 million, all of which carried a floating rate of interest based on the LIBOR. These bank loans were secured by an equivalent or greater amount of RMB deposits by Changyou in the onshore branches of such banks. The Company estimated the interest it expected to pay based on LIBOR as of December 31, 2018 would be $8.4 million in 2019, $8.4 million in 2020 and $7.1 million in 2021. Outstanding principal of the bank loans totaling $80.0 million was repaid in January 2019.

The Group estimated future capital commitments related to expenditures for rights to titles and characters for games in development, operating rights of licensed games with technological feasibility and pre-film advertising slot rights to be as follows:

	Expenditures for rights to titles and characters for games in development (in thousands)	Expenditures for operating rights of licensed games with technological feasibility (in thousands)	Pre-film advertising slot rights (in thousands)
2019	$6,990	$19,475	$56,396
2020	725	1,098	40,579
2021 and thereafter	—	—	28,186

Total minimum payments required	$7,715	$20,573	$125,161

The Group did not have any other significant capital or other commitments or guarantees as of December 31, 2018.

The Group did not have any material interest or penalties associated with tax positions, nor did the Group have any significant unrecognized uncertain tax positions as of December 31, 2018.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the Group’s management, is likely to have a material adverse effect on the Group’s business, financial condition or results of operations.

28. RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities such as AmazGame, Gamease, Gamespace, Guanyou Gamespace and Chuangxiang only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless the amount of the reserve fund has reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $256.5 million, or 31% of the Company’s total consolidated net assets, as of December 31, 2018.

29. SUBSEQUENT EVENTS

On March 15, 2019, the Company’s Board of Directors approved a plan for the Company to cease operation of RaidCall. The shutdown of RaidCall will not be recorded as a discontinued operation, and the Company does not expect to incur additional expenses for RaidCall, other than out-of-pocket expenses in connection with the shutdown process.

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

As of December 31, 2017 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2017	2018
	US$	US$
Assets
Cash and cash equivalents	7,349	40,527

Total current assets	7,349	40,527
Interests in subsidiaries and variable interest entities	1,305,224	1,400,180

Total assets	1,312,573	1,440,707

Liabilities and shareholders’ equity
Matching loans	—	610,250
Accrued liabilities	568	722

Total current liabilities	568	610,972

Total liabilities	568	610,972

Shareholders’ equity
Class A ordinary shares (par value $0.01; 200,000 authorized; 35,186 and 36,251 issued and outstanding as of December 31, 2017 and 2018, respectively)	379	390
Class B ordinary shares (par value $0.01; 97,740 authorized; 70,250 and 70,250 issued and outstanding as of December 31, 2017 and 2018, respectively)	703	703
Additional paid-in capital	138,750	132,289
Treasury shares (2,730 and 2,730 shares, respectively, as of December 31, 2017 and 2018)	(35,323)	(35,323)
Statutory reserves	14,277	20,568
Retained earnings	1,197,617	775,972
Accumulated other comprehensive loss	(4,398)	(64,864)

Total shareholders’ equity	1,312,005	829,735

Total liabilities and shareholders’ equity	1,312,573	1,440,707

Financial information of Changyou.com Limited

Condensed Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,
	2016	2017	2018
	US$	US$	US$
Operating expenses/(benefit)
General and administrative	11,937	18,900	(5,526)

Total operating expenses/(benefit)	11,937	18,900	(5,526)

Operating profit/(loss)	(11,937)	(18,900)	5,526
Share of profit of subsidiaries and variable interest entities	149,183	127,712	87,043
Interest income/(expense), net	(2,299)	22	(8,237)
Other non-operating income	10,000	—	—

Income before income tax expense	144,947	108,834	84,332

Net income	144,947	108,834	84,332
Other comprehensive income/(loss)	(66,325)	68,028	(60,466)

Comprehensive income	78,622	176,862	23,866

Condensed Statements of Cash Flows

(In thousands)

	For the year ended December 31,
	2016	2017	2018
	US$	US$	US$
Net cash (used in)/provided by operating activities	4,001	(1,422)	(759)
Cash flows from investing activities:
Proceeds from time deposits	478	—	—
Proceeds relating to loans to subsidiaries	343,674	—	—
Investments in subsidiaries	—	—	(68,377)

Net cash (used in)/provided by investing activities	344,152	—	(68,377)
Cash flows from financing activities:
Proceeds from borrowings	—	—	602,000
Dividend distribution	—	—	(499,686)
Repayment of loans from offshore banks	(344,500)	—	—

Net cash (used in)/provided by financing activities	(344,500)	—	102,314

Net increase/(decrease) in cash and cash equivalents	3,653	(1,422)	33,178

Cash and cash equivalents at beginning of year	5,118	8,771	7,349

Cash and cash equivalents at end of year	8,771	7,349	40,527